Form 20-F
period 2003-04-30
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2003-10-24
CIK 1073238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

________

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

__X____

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED  APRIL 30, 2003

OR

________

FOR THE TRANSITION PERIOD FROM   __________ TO __________

COMMISSION FILE NUMBER:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

NOT APPLICABLE

(TRANSLATION OF REGISTRANT’S NAME INTO ENGLISH)

ALBERTA, CANADA

(JURISDICTION OF INCORPORATION OR ORGANIZATION)

2303 WEST 41ST AVENUE, VANCOUVER, BRITISH COLUMBIA V6M 2A3

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT.

TITLE OF EACH CLASS

NAME ON EACH EXCHANGE ON WHICH REGISTERED

NONE

Securities Registered or to be Registered Pursuant to Section 12(G) of the Act.

COMMON SHARES WITHOUT PAR VALUE

(TITLE OF CLASS)

Securities For Which There is a Reporting Obligation Pursuant to Section 15(D) of the Act.

NONE

(TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER’S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

21,165,701 COMMON SHARES

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 12 or 15(D) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

YES

__________

NO

_____X____

Indicate by Check Mark Which Financial Statement Item the Registrant Has Elected to Follow.

ITEM 17

_____X____

ITEM 18

__________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(D) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court.

YES

__________

NO

__________

NOT APPLICABLE

_____X____

TABLE OF CONTENTS

Page

Glossary of Mining Terms

6

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	9
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	9
ITEM 3.	KEY INFORMATION	9

A.	Selected Financial Data	9
B.	Capitalization and Indebtedness	10
C.	Reasons for the Offer and Use of Proceeds	10
D.	Risk Factors	10

(i)	Exploration Risks	11
(ii)	Lack of Cash Flow and Non Availability of Additional Funds	11
(iii)	Operating Hazards and Risks	13
(iv)	No Proven Reserves	13
(v)	Title Risks	13
(vi)	Uncertainty or Contestation of Contract Rights	14
(vii)	Conflicts of Interest	14
(viii)	Competition and Agreements with Other Parties	14
(ix)	Fluctuating Mineral Prices	15
(x)	Shares Reserved for Future Issuance; Potential Dilution	15
(xi)	Environmental Regulation	15
(xii)	Compliance with Applicable Canadian Laws and Regulations	15
(xiii)	Canadian Jurisdictional and Enforceability of Judgements, Risks	16
(xiv)	Adequate Labor and Dependence Upon Key Personnel	16
(xv)	South African Reserve Bank	16
(xvi)	Forward Looking Statements	16

ITEM 4.	INFORMATION ON THE COMPANY	16

A.	History and Development of the Company	16
B.	Business of the Company	17
C.	Organizational Structure	17
D.	Property Plant and Equipment	17

Ontario Properties	17
Quebec Properties	48
Newfoundland and Labrador Properties	49
Alaska Properties	49

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	51

A.	Summary of Results of Operation	51

Twelve Months Ended April 30, 2003 compared to
Twelve Months Ended April 30, 2002	51
Twelve Months Ended April 30, 2002 compared to
Twelve Months Ended April 30, 2001	53
Twelve Months Ended April 30, 2001 compared to
Twelve Months Ended April 30, 2000	54

B.	Liquidity and Capital Resources	55

April 30, 2003 compared to April 30, 2002	55
April 30, 2002 compared to April 30, 2001	56
April 30, 2001 compared to April 30, 2000	56

C.	Research and Development, Patents and Licenses, etc.	56
D.	Trend Information	56

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	57

A.	Directors and Senior Management	57

Stock Option Plan	58
Amendment to the Stock Option Plan	58
Purpose of Resolution	58
Options and Other Rights to Purchase Shares	59

B.	Compensation	60

Summary Compensation	60
Long Term Incentive Plan	61

Termination of Employment, Change in Responsibilities
and Employment Contracts	61

Compensation Committee	61
Report on Executive Compensation	61
Compensation to Directors	61

C.	Board Practices	62
D.	Employees	65
E.	Share Ownership	65

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	68

A.	Major Shareholders	68
B.	Related Party Transactions	69
C.	Interests of Experts and Counsel	69

ITEM 8.	FINANCIAL INFORMATION	69

A.	Consolidated Statements and Other Financial Information	69
B.	Significant Changes	69

ITEM 9.	THE OFFER AND LISTING	70

A.	Offer and Listing Details	70
B.	Plan of Distribution	71
C.	Markets	71
D.	Selling Shareholders	72
E.	Dilution	72
F.	Expenses of the Issue	72

ITEM 10.	ADDITIONAL INFORMATION	72

A.	Share Capital	72
B.	Memorandum and Articles of Association	72
C.	Material Contracts	72
D.	Exchange Controls	74
E.	Taxation	75

United States Federal Income Tax Consequences	75
US Holders	75
Distributions on Common Shares of the Company	76
Information Reporting and Backup Withholding	76
Foreign Tax Credit	77
Disposition of Common Shares of the Company	77
Currency Exchange Gains or Losses	77
Other Considerations for US Holders	78
Foreign Personal Holding Company	78
Foreign Investment Company	78
Passive Foreign Investment Company	78
Controlled Foreign Corporation Status	81
Canadian Federal Income Tax Consequences	82
Dividends	82
Capital Gains	82

F.	Dividends and Paying Agents	83
G.	Statements by Experts	83
H.	Documents on Display	83
I.	Subsidiary Information	83

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	83

PART II

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	84
ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	84
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
	AND USE OF PROCEEDS	84

PART III

ITEM 17.	FINANCIAL STATEMENTS	84
ITEM 18.	FINANCIAL STATEMENTS	84
ITEM 19.	EXHIBITS	84
	SIGNATURES	85

GLOSSARY

The following are abbreviations and definitions of terms commonly used in the mining industry and this

Registration Statement.

Anglo Platinum	Anglo American Platinum Corporation Limited
Ag	The chemical symbol for silver.
Aeromagnetic survey	A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.
Au	The chemical symbol for gold.
Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar, smaller masses of igneous rocks are known as bosses or plugs.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Cretaceous	The third and latest of the periods in the Mesozoic Era
Diabase	A common basic igneous rock usually occurring in dykes or sills.
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Gneiss	Layered granite like rock.
Gossan	An iron-oxide rich weathered product overlying a sulphide deposit.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
gpt	Grams per tonne.
Induced Polarization	A geophysical survey method which measures the properties of rocks.
g/t Au	Grams per tonne gold.
Km	A measure of distance known as a kilometre.
Mg	The chemical symbol for magnesium
Max-Min EM	A specific type of electromagnetic geophysical survey.
Mesozoic Era	One of the grand divisions of geologic time, follows the Paleaozoic and succeeded by the Cenozoic
Metallurgy	The study of extracting metals from their ores.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Ni	The chemical symbol for nickel
Nickel	A hard white silver metallic chemical element
Norite	A coarse grained plutonic rock containing labrodorite as the chief consitiuent
NSR	Net Smelter Returns.
opt	Ounce per tonne
Ophiolite	An assemblage of mafic and ultramafic igneous rocks
Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated.
Oz	A measure of weight known as an ounce.
Pentlandite	A mineral, an ore of nickel
Placer	A deposit of sand and gravel containing valuable metals such as gold, tin or diamonds
Pd	The chemical symbol for Palladium.
Proterozoic	Period of time in earth’s history between 2.5 billion years ago and 544 million years ago
Pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold".
Pyrrhotite	an iron monosulphide mineral
PGM	Platinum Group Metals.
PGE	Platinum Group Elements.
ppm	Parts per million.
Pt	The chemical symbol for Platinum.
Pyroxene	A common group of minerals characterized by short stout crystals and good prismatic cleavage in two directions intersecting at angles at about 87 degrees and 93 degrees
Pyrrhotite	A mineral, brown to reddish brown, magnetic. An ore of nickel
RVI	River Valley Intrusion
Radiometric dating	The calculation of an age in years of geologic materials by any one of several age determination methods based on nuclear decay of natural radioactive elements contained in the material.
SIC	Sudbury Igneous Complex
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Shear or shearing	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
Sphalerite	A zinc sulphide
Strike	The coarse or bearing of a bed or layer of rock
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.
Volcanic rocks	Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano.
Volcanogenic	A term used to describe the volcanic origin of mineralization.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The Registrant has a limited history of operations and has not generated any operating revenues. The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company.  This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the accounting principles are generally accepted in the United States ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 11 to the April 30, 2003 Audited Financial Statements.

Selected Financial Data

Canadian GAAP

(In Canadian Dollars)

	12 Months April 30/03	12 Months April 30/02	12 Months April 30/01	12 Months April 30/00	12 Months April 30/99

Cash	1,173,605	3,026,952	2,614,453	1,289,485	323,234
Total Assets	1,785,530	3,614,678	3,272,287	2,469,478	1,142,766
Current Liability	298,044	1,432,000	264,347	113,889	182,669
Total Administration Expenses	1,364,612	1,177,225	966,531	734,997	551,719
Mineral Costs Written Off	327,471	528,190	443,347	78,306	23,961
Investments Written Down	16,500	55,500	-	-	-
Interest Income	47,597	93,046	93,816	42,921	20,725
Project Management Fees	237,207	245,734	238,332	13,650	4,000
Net Loss	1,323,658	1,422,135	1,077,730	756,732	550,955
Deficit	5,251,833	3,928,175	2,506,040	1,428,310	671,578

Weighted Avg # Shares	20,811,158	19,806,417	17,501,981	9,696,490	3,110,749
Loss per Share	(0.06)	(0.07)	(0.06)	(0.08)	(0.18)

Selected Financial Data

US GAAP

(In Canadian Dollars)

	12 Months April 30/03	12 Months April 30/02	12 Months April 30/01	12 Months April 30/00	12 Months April 30/99
Restricted funds – flow through shares	-	115,012	-	704,599	411,075
Cash	1,173,605	3,026,952	2,614,453	1,289,485	323,234
Total Assets	1,455,358	3,327,862	2,808,714	2,161,483	835,176
Current Liability	298,044	1,432,000	264,347	113,889	182,669
Total Administration Expenses	1,708,983	1,760,915	1,409,878	685,413	762,344
Exploration Properties	43,356	(176,757)	155,578	405	247,590
Project Management Fees	237,207	245,734	238,332	13,650	4,000
Interest Income	47,597	93,046	93,816	42,921	20,725
Net Loss	1,367,014	1,245,378	1,233,308	629,247	896,545
Deficit	5,552,115	4,185,101	2,939,723	1,706,415	1,077,168

Weighted Avg # Shares	20,811,158	19,806,417	17,501,981	9,696,490	3,110,749
Basic Earnings (loss) per share	(0.07)	(0.06)	(0.07)	(0.06)	(0.27)

B.

Capitalization and Indebtedness

Not Applicable

C.

Reasons for the Offer and Use of Proceeds

Not Applicable

D.

Risk Factors

 As resource exploration is a speculative business, which is characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

To date, the Company’s properties have no proven commercially viable reserves and are currently at the exploration stage and as such prospective purchasers of the Company’s common shares should consider carefully, among other things, that the Company’s exploration of its properties involves significant risks.

(i)

Exploration Risks

Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through drilling, metallurgical processes to extract the metal from the ore and, in the case of new properties to build the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for further expansion can be obtained on a timely basis.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.  Short term factors relating to reserves, such as the need for orderly exploration of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.  Reserves are reported as general indicators of mine life.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

(ii)

Lack of Cash Flow and Non Availability of Additional Funds

The Company's properties are currently being explored or assessed for exploration and as a result, the Company has no source of operating cash flow.  The Company has limited financial resources and there is no assurance that if additional funding were needed, that it would be available to all the Company on terms and conditions acceptable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in current properties.  The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.  The Company’s joint venture partner Kaymin Resources Limited (Kaymin), a fully owned subsidiary of Anglo America Platinum Corporation Ltd. is currently funding the exploration program on the River Valley Property and the Agnew Lake Property.

River Valley Farm In

During the prior year ended April 30, 2002, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 on exploration on the properties.

As at April 30, 2003, the funds advanced by Kaymin less the exploration expenditures made, have been recorded as a cash call payable of $NIL. (2002 - $1,087,225).

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for all exploration expenditures until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest.

Agnew Lake Farm In

By agreement dated May 25, 2001, the company and the underlying optionor collectively optioned to Kaymin up to a 60% interest (30%) of the company’s interest in the Agnew Lake property and the ProAm property located in the Sudbury region, Ontario.

Kaymin may, at its option, earn a 49.5% interest in the property by making cash payments to the company and the underlying optionor of $200,000 each (received), and incurring exploration and development expenditures as follows:

		Cumulative Amounts

By 31 December 2001	(completed)	$1,400,000
By 31 December 2002	($2,174,898 completed)	$2,650,000
By 31 December 2003		$4,150,000
By 31 December 2004		$6,000,000

These amounts include the reimbursement to the company for its previous expenditures on the property of $226,205 (received).  Once a minimum of $2,400,000 has been expended on the property, Kaymin can give notice of vesting and receive its proportionate earn-in interest based on its expenditures to date, divided by $6,000,000.

As at April 30, 2002, the funds advanced by Kaymin less the exploration expenditures made, have been recorded as a cash call payable of $260,362 (2001 - $309,694).

Once the 49.5% interest is earned, Kaymin can increase its interest to 57% by entering into a joint venture agreement with the company and the underlying optionor and completing a feasibility study.  A further 3%, increasing ownership to 60%, can be earned by arranging funding for all development and construction costs to commercial production.  The company and the underlying optionor are required to repay their portions of the joint venture costs from a percentage of their share of production from the project.

Once a Joint Venture Agreement has been formed, Kaymin, at its option, has the right to purchase an additional 5% interest based upon the net present value of the operations.

The exploration of any ore deposits found on the Company's exploration properties depends upon the Company's ability to obtain financing through debt financing, equity financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or parts of its interests in some or all of its properties or joint ventures and reduce or terminate its operations.

None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations.  As a result there can be no assurance that the Company will be able to develop any of its property profitably or that its activities will generate positive cash flow.  The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is through the sale of its Common Shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property.  While the Company may generate additional working capital through the operation, sale or possible joint venture expansion of its properties, there is no assurance that any such funds will be available for operations.

(iii)

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of PGMs and other metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage.  The Company does have $5,000,000 commercial general liability insurance covering its operations.  Payment of any liabilities in excess of its insurance could have a materially adverse effect upon the Company's financial condition.

(iv)

No Proven Reserves

All of the properties in which the Company holds an interest are considered to be in the exploration stage only and do not contain a known body of commercial ore.

(v)

Title Risks

Due to the large number and diverse legal nature of the mineral properties described herein, full investigation of legal title to each such property has not been carried out at this time.  Much of the River Valley Property was covered by the Temagami Land Caution and was not in fact open for staking and as such was closed for mineral exploration and development for twenty or more years.  In June 1996, the Ontario Government passed legislation allowing the area open for staking mineral claims and on September 17, 1996, the area was re-opened for staking. Consequently, management believes that the area will not be substantially impacted by native land claim issues.  However, the Company cannot be certain that land claim issues may not arise.

Many of the Company's properties may be subject to prior unregistered agreements of transfer or native land claims (including Innu land claims which are currently outstanding against all properties in the Labrador Region of Newfoundland), and title may be affected by undetected defects.  The Company's properties consist of recorded mineral claims which have not been surveyed, and therefore the precise area and location of such claims is undefined.

While the Company has reviewed and is satisfied with the title for any claim in which it has a material interest and, to the best of its knowledge, such title is in good standing, there is no guarantee that title to such claim will not be challenged or impugned.  The properties may be subject to prior unregistered agreements of transfer or native land claims and title may be affected by undeeded claims.

(vi)

Uncertainty or Contestation of Contract Rights

The Company owns or has the right to earn interests in properties under contract with a number of individuals and corporations.  Although the Company believes these individuals or corporations have the full legal right to enter into an agreement, the Company has no control should any legal action be taken against the vendors of the properties.  As well, should the Company not be able be meet its financial commitments to the vendor of a property this may result in the forfeiture of Company’s right to earn an interest in the property.

(vii)

Conflicts of Interest

Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.  In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.  The Company is not aware of the existence of any conflict of interest as described herein.

(viii)

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself.  Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations.  As a result of this competition, the Company's ability to acquire additional attractive mining properties on terms it considers acceptable may be adversely affected.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in the properties subject to such agreements reduced as a result.  Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

(ix)

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  There is no assurance that commodity prices will remain at current levels; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price of minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(x)

Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2003, the Company had reserved, 3,292,253 Common Shares for issuance upon the exercise of warrants and incentive stock options .   Such common shares represent a potential equity dilution of approximately 13%, based upon the number of outstanding Common Shares at April 30, 2003, of 21,165,701.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants.  As at April 30, 2003, the Company had unlimited authorized but unissued and unreserved number of Common Shares.  Issuance of additional shares would be subject to stock exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue Common Shares other than for the purposes of raising funds for property acquisition, property exploration and general working capital requirements which issuance would be subject to stock exchange regulatory approval.

(xi)

Environmental Regulation

All phases of the Company's operations in Canada are subject to environmental regulations.  It is the Company's belief that if environmental legislation in Canada evolved and required stricter standards and enforcement, in conjunction with increased fines and penalties for non-compliance, including more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees, the cost of compliance therewith may substantially increase and thereby effect the Company's operations. However, the Company is not aware of any pending environmental litigation or amendments to existing environmental litigation which will affect the Company's current or prepared operations or which would otherwise have a material adverse effect on the Company or its operations.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

(xii)

Compliance with Applicable Canadian Laws and Regulations

Exploration in the Sudbury area shall be conducted in accordance with the Mining Act of Ontario.  The act sets out the guidelines by which exploration can and should be conducted, highlights of which include the notification of the intent to perform work on mineral claims, and the obligation to perform valid assessment work to keep the claims in good standing.

Legislation and implementing regulations implemented by the Newfoundland Department of Natural Resources directly affect the mining industry in the Province of Newfoundland and Labrador where the Company holds mineral claims.  In particular, the Company must provide prior notice and a description of the planned exploration work before the commencement of the work.

(xiii)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Company is a Canadian corporation and is governed in its conduct by the Laws of Canada.  All of its directors and officers are residents of Canada and all its assets are located in Canada.

(xiv)

Adequate Labor and Dependence Upon Key Personnel

The Company will depend upon recruiting and maintaining other qualified personnel to staff its operations.  The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company intends to operate.  There can be no assurance, however, that such personnel will always be available in the future.  In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized.  The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management.  The loss of services of any of its management could have a material adverse effect on the Company.

(i)

South African Reserve Bank

The export by Kaymin of the funds required to participate in the farm-in agreement on the River Valley and Agnew Lake Properties may, pursuant to the South African Exchange Control Regulations, require the approval of the Exchange Control Department of the South African Reserve Bank.

(xvi)

Forward Looking Statements

This document contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and developing and expanding its business.  These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change.  Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results.

ITEM 4.

INFORMATION OF THE COMPANY

A.

History and Development of the Company

Pacific North West Capital Corp. ("PFN" or the "Company") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 29, 1996.  The Company amended its articles by certificate of amendment dated October 22, 1997 to remove the private company restrictions.

The Company's executive office is located at 2303 West 41st Avenue, Vancouver, British Columbia Canada V6M 2A3, telephone number (604) 685-1870 and its registered office is located at 1000 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2.  The Company is a reporting issuer in the Province of Alberta, British Columbia, Ontario, and Newfoundland, Canada.  Its common stock (the "Common Shares") has been listed on the Toronto Venture Exchange December, 1997 and its common stock was listed on the Toronto Stock Exchange June 8, 2001.

B.

Business of the Company

Pacific North West Capital Corp (PFN) is a leader in platinum group metal exploration in North America.

PFN has three PGM projects, two of which are located near Sudbury, Ontario, and are both 100% funded by Anglo American Platinum Corporation Limited (Anglo Platinum), the largest producer of platinum group metals in the world. Since 1999 Anglo Platinum has injected more than $14.6 million into the River Valley and Agnew Lake properties. Exploration programs are currently in progress on both properties. An updated mineral resources estimate is expected to be completed by late September, 2003 on the River Valley property.  PFN is the operator of both the River Valley and Agnew Lake projects.

PFN is also exploring for PGM’s in Alaska on its Union Bay Project currently under option to Freegold Ventures Limited and is a joint venture with Lonmin PLC, the world’s third largest primary underground producer of platinum group metals.

C.

Organizational Structure

The Company does not have any subsidiaries as at April 30, 2003.

D.

Property, Plant and Equipment

The Company's mineral properties and claims are all located in Canada and the United States primarily within the Sudbury Mining District located near Sudbury, Ontario, Quebec, Newfoundland and in southeast Alaska.

There are no known commercial bodies of mineralisation or ore on any of the properties or claims in which the Company has an interest.  The Company's activities with respect to such properties and claims constitute an exploratory search for such ore.

ONTARIO, CANADA

a)

River Valley Property (Luhta-Bailey-Orchard Option/Kaymin Farm-In) Property

Ownership

By an agreement dated 15 January 1999 and amended 11 March 1999, the Company has acquired a 100% interest in the Property for the following consideration:  600,000 shares over four years (issued) and cash payments of $265,000 (paid). The optioned claims are owned by Lorne Luhta (33.33%), Bob Bailey (33.34%), Ron Orchard (33.33%). These claims are subject to a total 3% net smelter royalty to the three vendors; 2% can be purchased outright by PFN for $2 million cash.  Under the joint venture with Kaymin Resources Ltd. Both PFN and Kaymin hold a 50% interest in these claims.

A total of 83 claims totalling 1328 ha are held 50% by PFN and 50% by Anglo Platinum.

All claims (333 units) are subject to PFN’s Farm-In (joint-venture) agreement with Anglo American Platinum Corporation Limited (Anglo Platinum) dated July 14, 1999. Through Kaymin Resources Ltd. (Kaymin), its fully owned subsidiary, Anglo Platinum has earned a 50% interest in the River Valley property by paying PFN $300,000 (received) and spending $4 million on exploration over a five year period (completed).  Between 1999 and 2001 expenditures totalled $4 million. In December 2001, Kaymin formally notified PFN that it vested with its 50% interest.  Kaymin may increase its interest to 60% by completing a feasibility study, and further to 65% by arranging all mine financing through to production.

The following “italized text” has been excerpted from technical reports titled "Review of Exploration Results River Valley Property & Agnew Property for Pacific North West Capital Corp. (as of January 31, 2001 with revisions to March 22, 2001)" and dated March 26, 2001 was completed by Derry, Michener, Booth & Wahl Consultants Limited and “Mineral Resource Estimate of the Dana Lake and Lismer’s Ridge Deposits on the River Valley PGM Property, Ontario for Pacific North West Capital Corp (as of September 26th, 2001) dated October 15th, 2001 and was completed by Derry Michener Booth and Wahl Consultants Ltd.). An updated Mineral Resource Estimate was completed by Derry, Michener, Booth and Wahl Consultants Ltd., on October 31st, 2002. This updated report has been utilized in sections all of which have been filed on Sedar.

Property Location and Access

Property Description and Location

The River Valley property lies within Dana and Pardo Townships and is located about 100 road kilometres (50 km direct) northeast of the City of Sudbury, Ontario.  The coordinates of the centre of the property are approximately 555356mE and 5172290mN (UTM 17, NAD 27).

The River Valley property claim group consists of 333 unpatented mining claim units) that cover 5688 hectares (56.8 km2).  The majority of the claims are located in Dana Township with 4 of the 30 blocks located immediately to the north in Pardo Township.  The claim group is contiguous, with the exception of claim S-1229380, located south of the main group in Dana Township.  Both Dana and Pardo Townships are in the Sudbury Mining District. The townships are unsurveyed.

The claims have not been legally surveyed.

In December of 2002, Anglo American Platinum Corporation Limited (Anglo Platinum) approved a $5.3 million exploration budget which will be used to fund a minimum 40,000 m drill program aimed at increasing the existing River Valley Property Resource Estimate.

To the best of PFN’s knowledge there are no environmental liabilities against the mining claims.

All exploration to date has been carried out with appropriate work permits from the MNR permits.  For the future drilling phases a more elaborate permit may be applied for but to PFN’s knowledge there is no impediment to receiving one.

Claim	Twp.	Units	Hectares	Ownership
1227988	Dana	8	128	50% PFN/50 % Anglo Platinum
1227989	Dana	8	128	50% PFN/50 % Anglo Platinum
1227990	Dana	12	192	50% PFN/50 % Anglo Platinum
1227991	Dana	10	160	50% PFN/50 % Anglo Platinum
1229216	Dana	6	96	50% PFN/50 % Anglo Platinum
1229217	Dana	16	256	50% PFN/50 % Anglo Platinum
1229218	Dana	16	256	50% PFN/50 % Anglo Platinum
1229219	Dana	12	192	50% PFN/50 % Anglo Platinum
1229220	Dana	16	256	50% PFN/50 % Anglo Platinum
1229221	Dana	16	256	50% PFN/50 % Anglo Platinum
1229222**	Dana	16	256	50% PFN/50 % Anglo Platinum
1229223	Dana	12	192	50% PFN/50 % Anglo Platinum
1229224	Dana	10	160	50% PFN/50 % Anglo Platinum
1229230*	Dana	16	256	50% PFN/50 % Anglo Platinum
1229231	Dana	16	256	50% PFN/50 % Anglo Platinum
1229232	Dana	14	224	50% PFN/50 % Anglo Platinum
1229233	Pardo	16	256	50% PFN/50 % Anglo Platinum
1229234	Pardo	6	96	50% PFN/50 % Anglo Platinum
	Totals:

*includes Dana Lake Area;  **includes Azen Creek Area

Table 1b.

Distribution of unpatented mining claims on the River Valley property

Claim	Twp.	Units	Hectares	Ownership
1229380	Dana	3	48	50% PFN/50 % Anglo Platinum
1229542	Dana	6	96	50% PFN/50 % Anglo Platinum
1230038	Dana	12	192	50% PFN/50 % Anglo Platinum
1237228	Dana	8	128	50% PFN/50 % Anglo Platinum
1237304	Dana	12	192	50% PFN/50 % Anglo Platinum
1237305	Dana	8	128	50% PFN/50 % Anglo Platinum
1244332	Pardo	8	128	50% PFN/50 % Anglo Platinum
1244338	Dana	6	96	50% PFN/50 % Anglo Platinum
1244427	Dana	7	112	50% PFN/50 % Anglo Platinum
1244435	Dana	4	64	50% PFN/50 % Anglo Platinum
1244444	Dana	16	256	50% PFN/50 % Anglo Platinum
1244445	Pardo	8	128	50% PFN/50 % Anglo Platinum
	TOTALS:

Claims (Table 1a) are owned by  50% by Anglo Platinum and 50% by PFN, and are subject to a 3% NSR as to 1% to each of Lorne Luhta, Bob Bailey and Ron Orchard.  Table 1b are not subject to an NSR. All claims (333 units) are subject to PFN’s Joint-Venture Agreement with Anglo Platinum.

Claim	Twp.	Units	Hectares	Due	Amount	Ownership
1229840	Dana	9	144	Feb 12, 2003	$3200	50% PFN/50 % Anglo Platinum

Razor Property – held 50% PFN/50 % Anglo Platinum subject to a 2% NSR.

Ownership

The Razor Property is contiguous with the Company’s River Valley Property.  The property consists of 9 unpatented mining claim units (144 ha), and is part of the Anglo Platinum Joint Venture.  The claims are subject to a 2% NSR.

Accessibility, Climate, Local Resources Infrastructure and Physiography

Climate and Local Resources

Climate is temperate, with four distinct seasons, typical of the Southern Shield, and moderated by the proximity to the Great Lakes.  Other than over small lakes drilling and geophysical surveys can be carried out year round from skidder roads.  Drilling water is sufficient.  Surface bedrock exploration can be done for about 7-8 months of the year.  An environmental base line study has not been necessary to date.

Sudbury, a major mining and manufacturing city, can provide all of the infrastructure and technical needs for any exploration and development work (and mining as well, if warranted).

Physiography

The property lies at a mean elevation of about 325 metres ASL. Relief is moderate and typical of upland Precambrian Shield topography.  The eastern part around Azen Creek is lower and marshy.  Forest cover is mainly poplar with about 25-33% white pine regrowth.

Outcrop exposure on the property is limited to about 20% with the remaining areas covered mostly by a thin (<1 m) veneer of glacial till; locally gravel, outwash sand and silt reach 10’s of metres in thickness.  Most of the area around the Dana Lake and Azen Creek areas has been logged within the past 10 years and new logging took place in the Azen Creek Area during the summer of 2000.

History and Previous Work

Introduction

In 1973, the Province of Ontario placed more than 110 Townships in a withdrawn area referred to as the “Temagami Land Caution” – this region was excluded from any type of resource exploration and/or development until June 1996.  The River Valley Property was covered by this withdrawn area and as a result, most of the River Valley Intrusion was never explored for its PGM-Cu-Ni potential, with nearly all of the known past work concentrating along the southern contact in Crerar and Henry Townships.

Kennco Explorations (Canada) Ltd. - 1968

The earliest recorded work on the River Valley property was by Kennco Explorations (Canada) Ltd. in 1968, at which time they conducted an airborne Mag-EM survey over Janes, Davis, Henry and Dana Townships.  In 1969, J.P. Patrie exposed disseminated and coarse bleb sulphide mineralization in trenches and pits that now comprise the main showings on the property.  In both cases the main emphasis was on the exploration for Cu-Ni sulphide deposits.  No assays were reported for PGM.  Results are thus deemed not relevant to this report.

Luhta, Bailey and Orchard - 1998

Prospecting in the Dana Lake area by prospectors L. Luhta, R. Bailey and R. Orchard, (August 1998) resulted in the initial discovery of mineralization in the Dana Lake and Azen Creek areas.  The first samples taken from the approximate location of the old pits and trenches assayed 581 ppb Pt+Pd and 1599 ppb Pt+Pd.  Follow-up prospecting and sampling of old trenches and pits returned anomalous PGM values.  Four samples from the South Zone (see below) assayed from 1344 ppb to 9291 ppb Pt+Pd (avg. 5279 ppb Pt+Pd).  A sample from the Road Zone (see below) assayed 1342 ppb Pt+Pd.  Subsequent to the initial work (Sept. - Oct. 1998), a grid was established to tie together the old trenches and pits and an addition 87 grab samples were assayed (see Table 5.1).

TABLE 5.1: Selected assay results from 1998 grab sampling program (reported by the prospectors)

Zone	Sample	Cu (ppm)	Ni (ppm)	Au (ppb)	Pt (ppb)	Pd (ppb)	Rh (ppb)	Total PGE* (g/t)	Total PGE* (oz/t)

Road	1071	1840	444	103	1179	2659	105	3.94	0.114
Road	1081	1040	799	43	583	2787	100	3.47	0.101
North	1043	3460	1030	206	1114	3062	105	4.28	0.124
Trench	1014	2520	502	171	1363	4641	171	6.18	0.179
Trench	1053	1980	295	161	1342	3626	150	5.12	0.148
South	1028	3230	520	202	2876	9395	369	12.64	0.366
South	1031	3880	732	285	2497	8373	274	11.14	0.323
Azen Creek	1100	3460	2000	78	792	2145	120	3.06	0.087
Azen Creek	1105	3050	1120	141	533	2107	57	2.70	0.078
South Pardo	1094	1060	204	9	91	163	15	269	0.008

*Total PGE = Pt+Pd+Rh; assays by Swastika Labs, Swastika, Ontario

Property Geology

Geological Setting

Regional Geology

The River Valley property is primarily underlain by rocks of the River Valley Intrusion (RVI), a large Paleoproterozoic (ca. 2.56 to 2.47 Ga) intrusion that forms part of the Huronian-Nipissing Magmatic Province (HNMP) or the Huronian Metallogenic Province (HMP) (see Figure 9-1). The HMP also includes intrusive bodies such as the East Bull Lake and Shakespeare-Dunlop (Agnew Lake) intrusions (ca. 2.48 Ga) and younger intrusions (ca. 2.2 Ga) of Nipissing Diabase (gabbro), all of which are intrusive into Paleoproterozoic sedimentary rocks of the Huronian Supergroup (ca. 2.45 Ga).  Northwest-trending olivine gabbro dykes of the Sudbury dyke swarm (ca. 1.2 Ga) crosscut all of the older rock types.  Several northeast-trending olivine-magnetite gabbro dykes were uncovered during surface clearing at Lismer’s Ridge (L1550SE) and noted during mapping on the Dana Lake Southwest grid (L600-800S and east of BL0).  These dykes look very similar to the Sudbury dyke swarm gabbro and appear to fill major, northeast-trending structural features.

The East Bull Lake, River Valley and Shakespeare-Dunlop intrusions are thought to be the products of sulphide-undersaturated, low Ti, high Al, tholeiitic magmas related to Late Archean-Early Proterozoic rifting of the Superior Province and the subsequent development of the Southern Province.

Local Geology

The RVI intrudes Archean granitic plutonic rocks (alkali feldspar granite and syenite), and regionally folded migmatitic gneiss and paragneiss, but lies in fault contact with Huronian metavolcanic and metasedimentary rocks (western edge of property).  The intrusion consists primarily of leuconorite and leucogabbro with subordinate anorthosite, gabbro and pyroxenite and was originally thought to be a Late-Proterozoic anorthosite massif intruded across the Grenville Front boundary fault (Lumbers, 1973).  However, recent age dating and current mapping confirms that the RVI is in fact part of the East Bull Lake suite of mafic layered intrusions.

The RVI covers more than 100 km2 and lies adjacent to, and straddles the Grenville Front within the Grenville Province and the Grenville Front Tectonic Zone (GFTZ).  The GFTZ represents a complex zone, several kilometres wide and consisting of generally southeast-dipping imbricate thrust faults.  In the area of the River Valley property, the GFTZ is located along the westernmost edge of the claims where it is represented by a system of eastward-dipping (10-25°) thrust faults.  This fault system separates the intrusive rocks of the RVI from younger sedimentary and intrusive rocks of the Huronian Supergroup (includes Nipissing Diabase).  It is likely that intrusive rocks of the RVI interdigitated within Huronian rocks along the fault-bound western contact.

Within Pardo Township, a north-trending apophysis of the RVI is in fault (?) contact with older (Archean Superior Province) mylonitic granitic rocks.  In Dana Township the western boundary is in fault contact with rocks of the Southern Province, and the eastern and northern boundaries are in igneous contact with Archean migmatite and paragneiss of the Superior Province.  The eastern and northern boundaries were previously mapped as being in contact with rocks of the Grenville Province (cf. Lumbers, 1973).

The RVI can be separated into two main areas on the basis of structural coherence and preservation of primary igneous features such as contacts and layering.  The eastern part of the RVI, located primarily in Dana and Crerar Townships, is represented by the best preserved portions of the intrusion and as such the most prospective areas for discovery.  PFN’s River Valley property covers about 40% of this area including about 10 km of highly prospective northern igneous contact.  Further to the west, in Henry, Janes, Loughrin, Street and Awrey Townships, the geology of the western part of the RVI is complicated by the effects of Grenville metamorphism.  In this area the rocks are attenuated, folded and structurally modified such that most of the primary features are absent.

Metamorphic grade within the RVI ranges from greenschist to amphibolite facies in the west (Dana Lake), greenschist to lower amphibolite in the east-northeast and middle amphibolite (Lismer’s Ridge) or higher metamorphic grades in the southern portions.  In the immediate area of the River Valley property, rock textures are largely well preserved showing evidence of greenschist to lower amphibolite facies metamorphism.  Localized (<200 m wide) mylonitic deformation zones (trending about 30°) cut through the main body of the RVI at fairly regular intervals ranging from 700 m to about

1 km between deformation zones.  Other east-west trending mylonite shears cut through the intrusion in the northeast part of the intrusion, near the Pardo-Dana Township line.

The Sturgeon River Deformation Zone, a major northwest trending feature located in the southern part of Dana Township and the northern part of Crerar Township, appears to separate RVI rocks of slightly higher metamorphic grade to the south from rocks of relatively lower metamorphic grade to the north.

Property Geology

The River Valley property as mapped by PFN, includes three main mineralized areas with anomalous PGM-Cu-Ni sulphide mineralization: the Dana Lake Area, Lismer’s Ridge, and Azen Creek Area.

The Dana Lake Area of the River Valley property lies within a north-trending portion of the River Valley Intrusion (RVI) (see Figure 6-1). This region of the RVI likely represents an offshoot of the main intrusive body and appears to be an up-thrust and rotated portion of the intrusion.  In its current position, the Dana Lake Area represents a lower stratigraphic position in the intrusion that is now oriented sub-vertical relative to its original, near-horizontal position.  The basal contact of the intrusion undulates in both the horizontal and vertical direction and this undulation is probably a primary igneous contact feature.  However, the area has been structurally disturbed with evidence for dip-slip, strike-slip and rotational displacement on the centimetre to metre scale.  Steeply dipping (>80°), decimetre- to metre-scale, modally layered rocks of the River Valley intrusion overly the contact-related, mineralized breccia unit and are truncated along the western edge of the intrusion by the Grenville Front Fault.

Located about 1.3 km southeast of the Dana Lake Area, Lismer’s Ridge appears to be located within a similar geological setting to that of the Dana Lake Area with the major geological units dipping steeply (70-90°) to the southwest.  However, unlike the Dana Lake Area, a much thicker stratigraphic section exists above (south to southwest) the mineralized breccia unit.  In contrast to the Dana Lake Area, the rocks that are exposed at Lismer’s Ridge are generally more foliated and contain a higher proportion of chlorite-actinolite.

The Azen Creek Area, located about 6 km southeast of the Dana Lake Area (see Figure 4-2), appears to be situated stratigraphically higher (south) in the intrusion than the mineralized breccia at the Dana Lake Area and at Lismer’s Ridge.  In general, the rocks of the RVI in this area appear to dip shallowly (<60°) toward the south-southeast.

Igneous Stratigraphy

On the basis of surface mapping and diamond drilling at the Dana Lake and Lismer Area, PFN geologists have determined an idealized igneous stratigraphy.  It comprises five major units, from the layered rocks of the RVI in the west, to the igneous basal contact of the intrusion to the east):

1.

Layered Sequence: units of massive pyroxenite to anorthosite, forming the bulk of the RVI; layering is poorly developed but where present is near vertical.

2.

Inclusion-bearing Zone: 1.71 - 98.5 m wide; scattered, elevated PGM values; mainly leucogabbro-gabbro fragments (<20% volume) with either fine-grained mafic matrix or medium-grained felsic matrix; fragments are generally larger (decimetre to metre scale) than those in the Breccia Zone.

3.

Breccia Zone: 11.5 - 193 m wide; elevated PGM values (main zone); mainly gabbro-melagabbro fragments (>20% volume) with fine- to medium grained mafic matrix; fragments are generally small (centimetre to decimetre scale).

4.

Boundary Zone: 0-10 m wide; also referred to as footwall breccia; where present, consists of country rock (Archean paragneiss/migmatite) mixed with River Valley intrusive rocks.

5.

Country Rock: Footwall or hangingwall Archean paragneiss-migmatite-gabbro and possibly Huronian sedimentary rocks.

There is outcrop-scale evidence (discontinuous leucosome in paragneiss) of migmatization of the host paragneiss, as a result of the heat of intrusion.  The mineralized (>500-1000 ppb combined Au, Pt and Pd) portion of the breccia unit, which hosts the main mineralized zone, occurs within about 40 m of the intrusive contact.

•

DMBW examined outcrops and trenches of the Dana Lake and Azen Creek areas in July.

Mineralization

The River Valley project includes three main areas of PGM-Cu-Ni sulphide mineralization: Dana Lake Area, Lismer’s Ridge, and Azen Creek. Dana Lake, located within the northwest corner of the claim group, consists of 7 main areas from north to south: L700N, L600N, Road Zone (includes Road Zone east), North Zone (includes North Zones 1, 2 and 3), Central Zone, Trench Zone and South Zone (the zones are shown on Figure 6-3).  These seven zones of PGM-Cu-Ni mineralization extend intermittently over a strike length of >900 m.  The first six are now combined as Dana North Zone and seventh as Dana South Zone.  At Lismer’s Ridge, surface mineralization is intermittently exposed over a NW-SE strike length of greater than 800 m, where it occurs within a similar geological environment to the Dana Lake Area.

At the Azen Creek Area, located about 6 km southeast of the Dana Lake Area, breccia-hosted mineralization is exposed in outcrop, located about 200 m south of the intrusive contact.  The mineralization at the Azen Creek Main showing represents a different style of mineralization than at Dana Lake Area or Lismer’s Ridge in the hanging wall in a setting akin to Mustang Minerals Ltd. / Implats mineralization on the adjacent property to the south.

Exploration of the River Valley property from 1999 to 2001 has shown that PGM mineralization (Pt+Pd+Au±Rh) exceeding 200 ppb PGE occurs extensively within a sequence of felsic to mafic magmatic breccias and fragment-bearing units that have been intermittently exposed and drill-tested along a prospective +10 km long intrusive contact.

Exploration  - Current and Future

PFN 1999

In 1999, Pacific North West Capital Corp. (PFN) optioned the Luhta, Bailey and Orchard claims and with joint-venture partners Anglo American Platinum Corporation Ltd. (Amplats) subsequently completed an approximately $350,000 surface exploration program.

The Phase I program - July 1st to December 15th - included: 1. Establishing detailed and regional exploration grids; 2. Regional prospecting and sampling; 3. Grid prospecting and sampling; 4. Preliminary geological grid mapping (1:1000 scale); 5. Stripping and cleaning of selected outcrop areas; 6. Detailed sampling (2.5 x 2.5 m grid) of cleaned outcrop areas; 7. Preliminary mapping (1:250 scale) of cleaned outcrop areas; 8. Orientation biogeochemical survey in area of South and Trench zones; 9. Orientation Induced Polarization (14.91 km) and magnetometer (25.73 km) geophysical surveys; and 10. Assaying for PGE, Ni, Cu and Au.

PFN 2000

In 2000, Pacific North West Capital Corp. and joint-venture partners Anglo American Platinum Corporation Ltd. completed an approximately $1,650,000 Phase II surface exploration program as follows:

Ÿ

Expanding detailed and regional exploration grids to cover approximately 50% of the northern intrusive contact;

Ÿ

Regional prospecting and sampling;

Ÿ

Grid prospecting and sampling;

Ÿ

Geological grid mapping (1:1000 scale);

Ÿ

Stripping, cleaning, detailed outcrop sampling at 2.5 m centres (2.5 m x 2.5 m grid) and mapping (1:250 scale) of selected outcrop areas at the Dana Lake Area and Lismer’s Ridge;

Ÿ

Induced polarization and magnetometer geophysical surveys covering the contact region in Pardo Township (4.5 km), Dana Lake Area (11.73 km), Lismer’s Ridge and Varley (23.38 km), Azen Creek Area (12.3 km) and Jackson’s Flats (2.05 km);

Ÿ

Borehole induced polarization surveys on selected holes in the Dana Lake “North” area (north of and including L5+00N);

Ÿ

A preliminary comparative matrix versus inclusion study at Dana Lake Area;

Ÿ

A Phase I core drilling program, totalling 2,000 m in 13 holes (Dana Lake Area);

Ÿ

A Phase II core drilling program totalling 2,820.8 m in 14 holes (Dana Lake Area);

Ÿ

A Phase III core drilling program totalling 1,958.5 m in 13 holes (10-Dana Lake; 3-Lismer’s Ridge); and,

Ÿ

GPS surveys covering the claim boundaries, the drill hole collar locations, and main topographic and cultural features at the Dana Lake Area and Lismer’s Ridge.

•

Assaying of all surface sawn rock cuts and 100% of drill core, which was sawn, for Au, Pt, Pd, Ni, Cu and selected ones for Rh.  Also 30 element ICP analysis of many samples.

PFN 2001

Following consultation with Anglo Platinum, a $2 million CDN Phase IV exploration program was implemented for the project budget year November 1, 2000 - October 31, 2001. Drilling resumed in February 2001 and temporarily halted on March 22 2001.  It resumed on May 14 and terminated July 25, 2001. Drilling targeted the Dana North, Dana South and Lismer's Ridge Zones.

By September 26, 2001 all assay data from 98 drill holes completed in this program had been released by PFN.

General

Ÿ

A mineral resource was not previously known, or reported, nor has there been any production.

Ÿ

The PFN surface sampling and core drilling has outlined extensive PGE mineralization. The Phase IV drilling was completed July 25,2001 having met its objectives. Final assays for all 138 holes were released on September 26, 2001.

All of the surveys and investigations have been carried out by independent contractors hired by PFN.

Drilling and Trench Geology and Mineralization

On the basis of surface mapping and diamond drilling in the Dana Lake Area and at Lismer’s Ridge, a consistent igneous stratigraphy has developed that consists of five main subdivisions (from west-southwest to east-northeast).  These have been remained in drill core as:

Rock Unit

Legend

1. Layered Sequence

Leucogabbro (LU)

2. Inclusion-Bearing Zone

Inclusion Bearing Gabbro (IBZ)

3. Breccia Zone

Breccia (BZ)

4. Boundary Zone

Boundary Zone (BZ)

5. Archean migmatite/paragneiss

Footwall (FW)

This sequence is nearly consistent for >900 m at the Dana Lake Area and is also present at Lismer’s Ridge where it is intermittently exposed for >800 m.  The Boundary Zone or footwall breccia is best developed in the cleared areas at Lismer’s Ridge relative to the Dana Lake Area.  The Inclusion-Bearing Zone (1.65-98.50 m) is variably mineralized and has scattered, elevated PGM values.  Although individual values of >5 g/t 3E (3E = Au ppb + Pt ppb + Pd ppb, 4E = 3E + Rh ppb) occur in this zone, assays are generally <200 ppb 3E.

The Breccia Zone (11.50-193.05 m), which includes the main mineralized gabbro breccia, has relatively consistent elevated PGM values and occurs within about 40-50 m of the intrusive contact with Archean paragneiss and migmatite.  Individual assays as high as 15.43 g/t 3E over 0.5 metres (RV00-10) and 17.52 g/t 3E over 1.5 metres (DL-03)come from the this breccia with intervals of >60 m averaging >750 ppb 3E.  Work to date, suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone.

The majority of sulphide mineralization occurs as magmatic sulphide grains that are primarily disseminated and bleb textured, with subordinate net-textures.  Principal sulphide minerals are chalcopyrite, pyrrhotite, and pentlandite with subordinate pyrite, cubanite and bornite. Sulphide contents generally range from 1-5% total sulphide but can be as high as 10% when occurring as localized clusters of disseminated and bleb sulphide.  There is a moderate correlation between patches of blue-grey quartz, elevated biotite contents and PGM-bearing sulphide mineralization.

The mineralized gabbro breccia unit at the Dana Lake Area differs from that at Lismer’s Ridge in several ways: 1) Mafic rocks at Lismer’s Ridge commonly appear moderately foliated due to the higher proportion of rod like minerals such as actinolite, chlorite and biotite; 2) There is a higher proportion of visible chalcopyrite relative to pentlandite + pyrrhotite at Lismer’s Ridge and much of the chalcopyrite has been re-crystallized along foliation planes; 3). Blue quartz is not as prolific within the mineralized breccia at Lismer’s Ridge.  These differences are likely the result of a slightly higher metamorphic grade at Lismer’s Ridge and possibly some shearing and/or serpenitization.

The following text was excerpted from a report entitled “Revised Mineral Resources, Dana Lake and Lismer’s Ridge Deposits incorporating the Phase V Drilling, River Valley PGM Project, Ontario for Pacific North West Capital Corp”, dated October 31st, 2003, by Derry, Michener, Booth and Wahl Consultants Ltd.

Drilling

Introduction

Drilling of 221 holes, totalling 42,647 metres, has been carried in five phases between February 28, 2000 and June 22, 2002.  Complete assay data for the entire 42,647 meterage has been released and reviewed for this Resource Estimate Report.

NDS Drilling of Timmins, Ontario, supplied drilling services under contact to PFN for Phases I-IV.  Bradley Bros. Drilling of Noranda was used for Phase V.  Two drills were used on a double shift.  All core produced was of NQ diameter.

Drilling has to date been focussed on the Dana Lake Area and the Lismer Ridge Area.

At Dana PGM-Cu-Ni mineralization has been outlined along a strike length of more than 900 metres in Phase I, II, III, IV and V drilling programs.  Figure 3-1 shows the location of all zones drilled.  Plans showing the locations of the Dana North and Dana South drill holes are on Figures 3-2 and 3-3 respectively.  A plan of the Lismer’s Ridge area showing the Phase III, IV and V drill holes with respect to the local grid is shown on Figure 3-4.

A limited program of drilling was also completed on the Banshee Zone (Figure 3-5).

A summary of each phase of drilling is as follows:

Phase I:  This was completed between February 28 and March 19, 2000.  It consisted of 2000 metres in 13 holes and was designed to test the strike and depth of the known surface mineralization at the Dana Lake Area. In addition, the drill program was aimed at testing the correlation between induced polarisation anomalies and subsurface sulphide mineralization.

Phase II:  This was completed between June 12 and July 18, 2000.  2820.8 metres were drilled in 14 holes to further test the strike and depth of known surface mineralization at the Dana Lake Area.

Phase III:  This was completed between September 6 and 25, 2000 and consisted of 1958.50 metres in 13 holes. The program was designed to further test the strike and depth of known surface mineralization at the Dana Lake Area, and to provide an initial test of subsurface mineralization at Lismer’s Ridge.

Phase IV:  A total of 31 drill holes were completed from February 1 to March 22, 2001 when the program was temporarily shut down for data consolidation.  The program resumed May 14th and 67 more holes were completed by July 25th.  Assay results for the last 14 holes of the total of 98 holes (16012.44 metres) were released September 26, 2001.  This program was designed to increase drill density on the Dana North, Dana South and Lismer’s Ridge Zones, thus improving the confidence level, so that an indicated mineral resource could be estimated.

Phase V:

A total of 43 holes were completed on Dana South and Lismer’s Ridge between Feb.28/02 and March 2/02 in the first stage.  The program resumed on April 22/02 and 33 more holes were completed by July 16, 2002.

An extensive program of Quality assurance and Quality control was carried out between these stages.

A total of 7 holes (1302 metres) were drilled in an initial test of the Banshee Zone, located about 600 metres south of the Dana Lake South Zone.

An additional drilling program is currently in progress. This Phase 6 program is expected to include a minimum 45,000m diamond drill program and is expected to be completed by the end of November 2003.

General

The reported mineralized core intervals for the Dana North and Lismer’s Ridge drill holes are not close to true width, in plan or section, as the holes were drilled normal to the average strike of the zones, and these undulate markedly.

No corrections have been made, nor are necessary, to the reported lengths of mineralization as DMBW have determined the overall zone geometry by outlining the geology and grade shells for the resource estimate.

Sampling and Analysis

Analytical Procedures - primary laboratory

All grab samples, detailed saw cut samples and diamond drill core samples were submitted to XRAL Laboratories, Rouyn-Noranda, Quebec, and assayed for Pt, Pd, Au, Cu and Ni. Samples from the Phase I surface program and the Phase I drilling program were also assayed for Rh.

At the laboratory all shipments are unpacked and arranged in numeric order.  All rock and drill core samples are first crushed such that 90% of the sample passes a 10-mesh screen.  All crusher rejects are stored for the client. The crushing equipment is cleaned with air and/or brush between samples.  After crushing all samples are pulverized such that 80% passes a 200-mesh screen. As before all equipment is cleaned with air between samples.

Concentrations of Pt-Pd-Au were determined using standard lead fire assay, followed by dissolution with aqua regia, and measurement with a DCP (direct current plasma) finish.  Lower limits of detection (30 gram sample) are 1 ppb for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb by DCP.  Concentrations of Cu-Ni were determined by ICP methods and generally have lower limits of detection of 0.5 ppm for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 1%.  Rhodium concentrations were determined using an arrested cupellation method that utilises standard lead fire assay techniques with an ICP-MS finish; lower limit of detection for Rh is 30 ppb.  A silver inquart is used during the fire assay procedure. Full descriptions of XRAL assay procedures are appendixed to the previous report.

The main laboratory used for check assaying was Accurassay Laboratories of Thunder Bay, Ontario. A smaller number of samples were submitted to Bondar Clegg Laboratories in Val d’Or, Quebec. Full descriptions of Accurassay assay procedures are appendixed to the previous report.

A total of 140 of 4,953, or 2.8%, of samples from surface exploration programs have been subjected to check assay analysis. A total of 1036 of 4,968, or 20.87%, of diamond drill samples from Phases I, II and III have been subjected to check assay.  Of these 171 were rejects and the balance pulps. This is an above average achievement in DMBW's opinion.

Summary of Assays Submitted for Check Assay

Lab	Program	Number of pulps	Number of rejects	Number of Au-Pt-Pd assays	Number Assayed for Rh	Number Assayed for Cu & Ni
Acurassay	Ph I - surf	137	3	140	-	-
Acurassay	Ph II - surf	-	-	-	-	-
Acurassay	Ph I - drill	572	168	740	20	-
Accurassay	Ph II - drill	296	-	296	18	-
Bondar-Clegg	Ph I - drill	572	168	740	-	154
Totals	All Phases	1577	339	1916	38	154

Security

DMBW observed the core handling and transportation from the field to the secure core shack and fenced compound, and the core sampling process and found that all procedures were carried out in a proper and workmanlike manner.

It should be stressed that all technical work is reviewed by Anglo Platinum personnel who also visit the property periodically and provide insight into interpretation and with respect to the sighting of drill holes. At their request the sample interval was reduced to 0.5 metres from 1.5 metres to match their practice on the Merensky Reef.

In DMBW's opinion this is an overly conservative practice for the mineralized zones at River Valley. For resource calculations all composites are a uniform 1.5 metres. For the narrower sections of the deposits, as well as deeper sections that would be below a practical pit limit, this detail however is useful.

DMBW believes that its actions are sufficient for this mineral resource estimate.

Mineral Resource and Mineral Reserve Estimation – Mineral Deposits

Introduction

This updated revised estimate of the River Valley mineral resource was conducted by DMBW during August and September of 2002.  The three main zones, Dana North, Dana South and Lismer's Ridge were modeled independently for Pt, Pd, Au, Ni and Cu. Rhodium was not estimated as no new analytical data was available. Only 27 out of the 126 holes drilled at Dana Lake were analyzed for Rh.

A compilation and synthesis of all subsurface data from five phases of drilling, as provided by PFN, was completed by DMBW.  For each of the mineralized zones, three- dimensional solids were created to use as the basis for resource calculation by block modeling using ordinary kriging for Au, Pt and Pd. The base metal values, which are of low concentration, were estimated by the inverse distance weighting method.

Estimation and Modelling Techniques

All actual drill hole assay data for each of the Dana North and Dana South and Lismer zones was replotted by DMBW in local grid coordinates for all holes and sliced into a series of 1:500 scale level (bench) plans at 25 metre intervals. Assay data, showing the sum of Au + Pt+Pd (called 3E), for each sample interval was accordingly projected 12.5 m above and below each level.

Vertical cross sections at the same scale and displaying the same assay information as the level plans were also plotted.  The spacing of the sections varies, depending on drill density, but the majority of drilling was done on sections spaced either 25 or 50 metres apart.

Outlines of both the host breccia unit and mineralization exceeding 500ppb combined Au-Pt-Pd grade (3E) were initially hand- drawn on each vertical cross section. A minimum zone width of 5 metres horizontal UTM east–west was generally used as this would be the minimum mining block for pit mining. A strict 500 ppb cutoff was not always used; in some locations internal dilution was included to maintain the minimum zone width, or zone continuity, provided that the average grade interval was close to 500ppb 3E.  Mineralization outlines were extended up to various elevation datums governed by the maximum depth of drilling. The deepest projections were in Dana South where the main zone was extended to an elevation of -50m and one deep fault displaced zone extended to -100m. Both the Lismer’s Ridge and Dana North zones were projected to 50m elevation.  Actual block grade estimates, however, were limited by the imposed search distances in the interpolation, so that blocks located beyond the maximum inferred search ellipse were not assigned a value or category.

The geology and mineralization outlines were transferred to the level plans as a check for internal consistency of both shells. These level plan interpretations were eventually used as a basis for the solid modeling, as the trend of the zones in plan view was quite variable and the drill sections were often not perpendicular to them.

The extensive surface rock sampling of the stripped areas on the Dana Lake zone was utilized where possible to more accurately determine the outline of the mineralization between surface and the first down dip drill hole.  The surface values were not used in the resource calculation however, as they are surface character samples, taken at 2.5 m intervals, not continuous channels, and thus cannot be averaged with drill assay data. The Lismer's Ridge surface assay data however, has not been tied into the drilling grid and could not be utilized.

The outlines were digitized onto level plans and sections and imported into SURPAC and used to construct 3D solid models, firstly of the host breccia zones and secondly, within these breccia zones, 3D solid models of the mineralized zones.  Finally, any post-mineral dykes were interpreted based on drill hole lithology. These were assumed to be vertical if there were insufficient drill hole intercepts to model them in three dimensions.

Five-metre, down hole composites were then generated from the intervals within the mineral zones for each area. This data was then used for statistical analysis and variography.  Variograms1 were constructed for each element to establish any nugget effect and analyze spatial variability. Directional variograms were then modeled using a pairwise-relative transformation to determine any anisotropy.  Nugget, sill and range values obtained from this study were used to establish search ellipses and kriging parameters for block model interpolation.

Computer block models were created for each of the three zones with a block size of 5x5x5 m as five metres was selected as a minimum selected mining and bench height for a bulk-tonnage mining operation. All three areas contained multiple mineralized zones and these were modeled independently using only the composites falling within the separate zone.

A digital terrain model was created of the overburden surface 2m below the topography as this was the average overburden depth encountered in drilling and there was little information available above the mineralized zones. Where the zones extended under lakes, lake bottoms were estimated based on adjacent topography.

Grades for Au, Pt and Pd were interpolated using ordinary kriging with separate calculations performed for each element and each mineral zone.  Grades for Ni and Cu were interpolated using the ID3 method.

Cut-off Parameters

The cut off parameter used for reporting block model statistics within mineralized zone constraints was a combined Pt+Pd grade. The resources within each zone were calculated for cutoffs ranging from 0.0 to 1.5 g/t Pt+Pd (PGE), not 3E.

Tonnage Factor

Specific gravity values were calculated for 96 samples of drill core from within the breccia and mineralized zones. Samples consisted of 0.5 metre intervals of NQ size core. They were submitted for testing to XRAL in Rouyn, Noranda between late July and mid August of 2001. The specific gravity results ranged from 2.66 to 3.04, with the exception of one extreme value of 4.74 which was considered to be an erratic and was eliminated from the data set. Both the mean and median specific gravity values for all other samples in the data set were 2.89 indicating a normal population distribution, and this value was used for tonnage calculations. There was no relationship found between grade and specific gravity.

Classification of Resources

Resource classification used in this study conform to the following CIMM definitions:

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

For this resource estimation, indicated blocks are those blocks within the zone constraints that are located, at most, at a distance equal to 75% of the variogram range from at least 3 composites.

Blocks within the zone, constraints which did not meet the specifications for the ‘indicated’ category were classified as ‘inferred’ if they were located, at most, a distance equal to twice that of the indicated range from at least 3 composites.

Cross validation was carried out to test the suitability of the fitted variogram models for each zone. This involves kriging of the composite data and comparing the results with actual values. The summary statistics of the kriging errors as shown in the following Table 7-1 gives the variance of the actual kriging errors (‘Variance’) along with the theoretical kriging variance (“Avg. Krig Variance”). If the variogram model is a good model for the data set used, then these two values will be within 15% of each other. The mean of the actual kriging errors should be very close to zero. Finally, the percentage of the kriging errors within two standard deviations of the mean should be about 95%, indicating that the spread of kriging errors is not very large

Summary statistics of kriging errors for Pd for Dana Lake Zone

	Dana South		Dana North		Lismer's Ridge
	Pt	Pd	Pt	Pd	Pt	Pd
Mean	0.0047	0.0179	0.0001	0.0044	0.0001	-0.0003
Variance	0.0815	0.8759	0.0407	0.4525	0.038	0.2757
Std. Deviation	0.2855	0.9359	0.2016	0.6727	0.195	0.5244
Avg. Sq. Error	0.0814	0.8747	0.0405	0.4511	0.0379	0.2745
Weighted Sq. Error	0.0792	0.8545	0.0393	0.4339	0.0371	0.2705
Skewness	-2.2583	-1.3097	-1.3349	-1.3359	-3.4009	-2.6131
Kurtosis	21.5465	9.8167	6.5887	7.3521	32.4414	19.6365
No. of Assays	601	601	319	319	542	542
Avg. Krig Variance	0.0871	0.9319	0.0438	0.4678	0.0386	0.2747
% of Errors w/in 2 StDev	96.17	95.34	94.98	94.98	96.31	95.39

Reasonable validation results were achieved for Au, Pt and Pd and these elements were estimated by ordinary kriging using Surpac software.  Initial modeling of variograms for Ni and Cu was also carried out but the validation was less than satisfactory for these elements, probably due to the very low concentrations and small variance.  Since the base metals had relatively even distribution throughout the mineralized zones, the block grades were interpolated using an Inverse Distance to the power of 3 (ID3). The same search parameters used for the kriging estimations were applied to the ID3 interpolations.  There was no reason to estimate base metal values beyond this range even if justified by geostatistical analysis.

Mineral Resources of the River Valley PGM Project

Dana North Zone

Zone Geometry and Continuity

The Dana North Zone has been tested by a total of 51 drill holes over a strike length of 850 metres and a vertical distance of 230 metres (from ~325 metres ASL down to 100 metres ASL). Drilling was carried out on thirteen east-west oriented sections and three sections oriented at 045°.  A total of 33 holes were oriented 090°, 5 holes were oriented at 270°, 2 holes were oriented at 000°, 7 holes were oriented at 045° and the remaining 4 were oriented between 060° and 080°. All holes were drilled at a dip of -45° except for three, which were drilled at dips of -70° to -90°.  There was no new drilling on this zone in phase 5.

Mineralization is contained almost entirely within the Breccia unit. This unit has the form of a planar to irregularly planar sheet with a mean strike of N35W that dips steeply to the west and is locally vertical. Its thickness varies between 40 and 100 metres with thicknesses between 60 and 80 metres being most common.  A representative cross section (435N) and level plan (250m elev.) for the Dana North zone, showing breccia and mineralization outlines and block model grades are in the map pockets at the back of this report.

Structurally the zone is disrupted by at least one northeast trending fault, which occurs between 550N and 600N near the north end of the block model. Most level plans indicate small amount of dextral movement along the structure. More faults may be present but offset was not apparent in plan or section.

Mineralization at a 500 ppb 3E cutoff occurs as an irregular sheet with widths varying from 5 to 40 metres. The mineralized zone shows excellent continuity on strike and to depth. Of the 850 metres strike length tested to date drilling indicates continuity of mineralization over approximately 500 metres. Further strike continuity may be established by additional drilling.

Although there was no new drill information from the Dana North zone, recent deeper drilling at Dana South, along with trends apparent from “grade x thickness” contour maps, indicated that there was a reasonable probability of mineralization continuing at depth. Therefore, the mineral zone constraints were extended to an elevation of 50m in order to estimate an inferred category below the previous indicated resource.  A revised indicated resource was also calculated because more accurate topography was available.

Statistics

The Dana North Zone has a slightly lower Pd/Pt ratio than Dana South and the mean grades for Au, Pt and Pd are also lower.  Decile analysis (Figure 8-1) shows that, although the upper decile exceeds 40% contained metal for Pd, the upper percentile is below 10% and thus no capping of grades is necessary. The upper deciles for Pt and Au are at or below 40% contained metal.

Statistics for the down hole composites for the Dana North Zone are shown

Statistics for main Dana North Zone composites

Elem	n	min	max	Median	Mean	Variance	SD	Coef.Var	Skew
Au	318	0.003	0.300	0.053	0.068	0.002	0.048	0.705	1.674
Pt	318	0.023	1.321	0.249	0.333	0.063	0.252	0.756	1.484
Pd	318	0.032	4.351	0.682	0.987	0.694	0.833	0.844	1.470
Ni	317	0.003	0.084	0.020	0.021	0.000	0.011	0.502	1.488
Cu	318	0.005	0.688	0.089	0.099	0.004	0.065	0.653	2.989

Histograms of frequency distribution (Figure 8-2) indicate that the populations for Pt and Pd are close to being log-normal and exhibit no clear bimodality. Similar distributions were seen for Au. Ni and Cu populations were skewed but not really log normal.

Resource Estimate Dana North

A flattened search ellipse oriented NW-SE was used for kriging of Au and PGE grades and for Inverse Distance Cubed interpolation Ni and Cu. The maximum search range was 48 metres (75% of the maximum variogram range) with a major/minor axis ratio of 1.4. The estimated resources for the Dana North Zone, at different cut-offs, are given in Table 8-2. Grade and tonnage curves for the same cut-offs are shown on Figure 8-4.

Table 8-2: Dana North Indicated Resource

Cutoff	Tonnes	Au	Pt	Pd	Ni	Cu	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	5,555	0.070	0.345	1.017	0.021	0.107	1.362	1.432	12.5	61.6	181.6	255.7
0.5	5,488	0.070	0.348	1.025	0.021	0.107	1.373	1.443	12.3	61.3	180.9	254.6
0.6	5,341	0.071	0.353	1.043	0.021	0.108	1.395	1.466	12.2	60.6	179.0	251.8
0.7	5,077	0.072	0.362	1.072	0.021	0.110	1.434	1.506	11.8	59.0	175.0	245.8
0.8	4,713	0.074	0.374	1.113	0.021	0.112	1.487	1.561	11.3	56.6	168.7	236.6
0.9	4,293	0.077	0.388	1.161	0.022	0.114	1.549	1.626	10.6	53.5	160.3	224.4
1.0	3,913	0.079	0.401	1.206	0.022	0.116	1.608	1.687	9.9	50.5	151.7	212.2
1.1	3,642	0.081	0.411	1.238	0.022	0.118	1.649	1.730	9.4	48.1	145.0	202.5
1.2	3,332	0.082	0.421	1.274	0.022	0.120	1.695	1.778	8.8	45.1	136.5	190.4
1.3	2,950	0.085	0.434	1.319	0.022	0.123	1.753	1.838	8.0	41.2	125.1	174.3
1.4	2,508	0.088	0.449	1.375	0.023	0.126	1.824	1.912	7.1	36.2	110.8	154.1
1.5	2,109	0.091	0.464	1.431	0.023	0.130	1.895	1.986	6.2	31.5	97.0	134.6

Table 8-3: Dana North Inferred Resource

Cutoff	Tonnes	Au	Pt	Pd	Ni	Cu	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	971	0.065	0.336	0.960	0.018	0.087	1.296	1.361	2.0	10.5	30.0	42.5
0.5	971	0.065	0.335	0.960	0.018	0.087	1.295	1.360	2.0	10.5	30.0	42.5
0.6	967	0.065	0.336	0.962	0.018	0.088	1.299	1.364	2.0	10.4	29.9	42.4
0.7	956	0.065	0.338	0.968	0.018	0.088	1.305	1.371	2.0	10.4	29.8	42.1
0.8	929	0.066	0.342	0.980	0.018	0.088	1.322	1.387	2.0	10.2	29.3	41.4
0.9	891	0.066	0.347	0.995	0.018	0.089	1.341	1.408	1.9	9.9	28.5	40.3
1.0	804	0.068	0.356	1.027	0.018	0.088	1.383	1.451	1.7	9.2	26.5	37.5
1.1	715	0.069	0.366	1.059	0.017	0.086	1.425	1.494	1.6	8.4	24.4	34.4
1.2	617	0.069	0.376	1.094	0.017	0.084	1.470	1.539	1.4	7.5	21.7	30.5
1.3	395	0.072	0.402	1.192	0.015	0.078	1.595	1.667	0.9	5.1	15.1	21.1
1.4	303	0.075	0.418	1.251	0.015	0.080	1.670	1.745	0.7	4.1	12.2	17.0
1.5	231	0.077	0.435	1.301	0.015	0.078	1.736	1.813	0.6	3.2	9.6	13.4

Rh grade based on partial assay information

Discussion

Analysis of Table 8-2 and Figure 8-3 show that there is a natural break in both tonnage and grade at a cutoff grade of about 0.7 g/t PGE.

Dana South Zone

Zone Geometry and Continuity

 This zone lies 600 metres south and east of Dana North. The Dana South zone has been tested by 75 drill holes (35 in 2002) over a strike length of approximately 375 metres and to a vertical depth of approximately 400 metres (from 300m to -50 metres ASL).  A total of 28 drill holes were drilled at an orientation of 090° on five east-west oriented vertical sections spaced 25 metres apart.  Three new holes at the same orientation were drilled on separate sections further north at about 50 metre step-outs.  The remaining 44 holes were drilled at an orientation of 045° on 8 vertical sections spaced 25 metres apart at the south end of the zone.  Two new holes were drilled on wider step-outs to the southeast.  Holes drilled from both orientations overlap over approximately 75 metres of strike length. All holes were drilled at a dip of -45°.

A majority of mineralized samples in the Dana South zone are contained within the Breccia Zone, with scattered values occurring in the Inclusion Bearing Breccia and Boundary Zone. The Breccia Zone in this area occurs as an irregular sheet, as would be considered typical for an intrusive breccia, that ranges in thickness from 20 to 60 metres.  Most of the irregularity is along strike, giving the appearance in plan of folding.  The unit has a consistent vertical to steeply easterly dipping orientation. A representative cross section (175S) and level plan (200m elev.) for the Dana South zone, showing breccia and mineralization outlines and block model grades are in the map pockets at the back of this report.

To the north, the zone is offset by a east-west-trending, steeply-dipping fault with apparent right-lateral displacement. The precise net slip vector is not known but movement is estimated from level plan and section to be around 100m.

Mineralization at a 500 ppb (Au+Pt+Pd) cut off occurs within the Breccia Zone as irregular sheets and pods.  These range in thickness from less than 5 metres to 35 metres in thickness, often averaging approximately 20 metres.  Continuity along strike varies from approximately 30 metres to over 150 metres.  Similarly, continuity in the vertical direction can be demonstrated on vertical section to range from 20 metres up to 350 metres.  A majority of the mineralized material is contained within one main sheet bordering the footwall or boundary zone contact.  Two smaller, pod-like zones on the “hanging wall” side of this sheet lie near the southern end of the zone and were of sufficient size to model independently.

Statistics

Dana South Zone was the most densely drilled of the three zones.  Decile analysis of the raw drill hole assays shows that both Pt and Pd have an upper decile marginally exceeding 40% contained metal (see Figure 8-5).  However, since the upper percentile is well below 10% no capping of grades is deemed necessary. The upper decile for Au is below 40% and the highest single assay value is less than 1 g/t.

The statistics on the downhole composites within the Dana South Zone shown in table 8-4:

Table 8-4: Statistics for Dana South Zone composites

Elem	n	min	max	Median	Mean	Variance	SD	Coef.Var	Skew
Au	605	0.001	0.377	0.056	0.068	0.003	0.053	0.787	1.553
Pt	605	0.000	3.049	0.283	0.375	0.110	0.332	0.884	2.007
Pd	605	0.001	7.325	0.949	1.230	1.302	1.141	0.927	1.553
Ni	605	0.002	0.074	0.018	0.020	0.000	0.011	0.558	0.830
Cu	605	0.002	0.444	0.092	0.107	0.005	0.070	0.656	0.929

Histograms of frequency distribution (Figure 8-6) indicate that the populations for Pt and Pd are skewed but not really log-normal and exhibit no clear bimodality. Similar distributions were seen for Au, Ni and Cu (not shown).

Resource Estimate Dana South

A spherical search ellipse with maximum range of 40 metres was used for block model interpolation for the indicated classification. Pt, Pd and Au were interpolated by ordinary kriging with a minimum of 3 composites required to calculate a block value. Ni and Cu were interpolated by the Inverse Distance Cubed method.

The model was divided into four separate sub-zones as follows:

1)

Northern fault offset of main zone defined by deep 3 drill holed intercepts.

2)

Main Dana South zone lying along the breccia footwall contact.

3)

Hanging wall zone near south end intersected by 7 drill holes

4)

Small hanging wall zone intersected by one drill hole (DL-88)

The four separate sub zones were interpolated independently using only the composites falling within them. Blocks within zones 1 and 4 were assigned only to the inferred category due to lack of sample data and uncertainty as to grade continuity. The estimated resources for the Dana South zone, at different cut-offs, are shown in Table 8-5. Grade and tonnage curves for the same cut-offs are shown on Figure 8-8.

Table 8-5: Dana South Indicated Resource

Cutoff	Tonnes	Au	Pt	Pd	Ni	Cu	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	5,665	0.066	0.373	1.210	0.020	0.110	1.583	1.649	12.0	67.9	220.4	300.3
0.5	5,538	0.067	0.378	1.231	0.020	0.111	1.609	1.676	11.9	67.2	219.2	298.4
0.6	5,438	0.068	0.381	1.247	0.020	0.112	1.628	1.696	11.8	66.7	218.0	296.5
0.7	5,290	0.069	0.387	1.269	0.020	0.114	1.655	1.724	11.7	65.8	215.8	293.2
0.8	4,983	0.071	0.398	1.314	0.021	0.116	1.712	1.782	11.3	63.8	210.4	285.5
0.9	4,714	0.072	0.408	1.353	0.021	0.119	1.761	1.833	11.0	61.8	205.1	277.8
1.0	4,419	0.074	0.419	1.396	0.021	0.122	1.815	1.889	10.5	59.5	198.3	268.4
1.1	4,126	0.076	0.430	1.439	0.022	0.125	1.869	1.946	10.1	57.1	190.9	258.1
1.2	3,829	0.078	0.442	1.483	0.022	0.127	1.925	2.003	9.6	54.4	182.6	246.6
1.3	3,528	0.080	0.454	1.528	0.022	0.130	1.982	2.063	9.1	51.5	173.4	234.0
1.4	3,220	0.082	0.467	1.576	0.023	0.134	2.043	2.126	8.5	48.4	163.1	220.0
1.5	2,876	0.085	0.483	1.632	0.023	0.137	2.115	2.200	7.9	44.7	150.9	203.4

Table 8-6: Dana South Inferred Resource

Cutoff	Tonnes	Au	Pt	Pd	Ni	Cu	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	1,904	0.038	0.218	0.671	0.014	0.070	0.889	0.927	2.3	13.3	41.1	56.7
0.5	1,598	0.040	0.241	0.760	0.015	0.077	1.001	1.041	2.1	12.4	39.0	53.5
0.6	1,460	0.041	0.251	0.793	0.015	0.081	1.044	1.085	1.9	11.8	37.2	50.9
0.7	1,326	0.043	0.260	0.825	0.016	0.085	1.085	1.128	1.8	11.1	35.2	48.1
0.8	986	0.047	0.287	0.919	0.016	0.090	1.206	1.253	1.5	9.1	29.1	39.7
0.9	665	0.055	0.324	1.052	0.018	0.103	1.377	1.432	1.2	6.9	22.5	30.6
1.0	534	0.059	0.345	1.135	0.019	0.109	1.480	1.539	1.0	5.9	19.5	26.4
1.1	448	0.062	0.363	1.196	0.019	0.112	1.559	1.621	0.9	5.2	17.2	23.4
1.2	406	0.064	0.372	1.229	0.020	0.115	1.600	1.664	0.8	4.9	16.0	21.7
1.3	325	0.067	0.395	1.299	0.020	0.119	1.694	1.760	0.7	4.1	13.6	18.4
1.4	277	0.069	0.408	1.345	0.020	0.123	1.753	1.821	0.6	3.6	12.0	16.2
1.5	225	0.071	0.425	1.399	0.020	0.125	1.824	1.895	0.5	3.1	10.1	13.7

Discussion

There is a natural break in both tonnage and grade at a cutoff grade of about 0.7 g/t PGE for the indicated category.

Mineral Resources of the Dana Lake Deposit

The Dana North and Dana South zones are in effect parts of the same deposit separated by a wide cross-cutting deformation zone. The average grades of the combined Dana North and Dana South zones, at a range of cut-offs for Pt-Pd, are shown in Table 8-8.

Table 8-7: Dana Deposit Combined Indicated Resource

Cutoff	Tonnes	Au	Pt	Pd	Ni	Cu	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	11,220	0.068	0.359	1.114	0.020	0.109	1.474	1.542	24.5	129.6	402.0	556.1
0.5	11,026	0.068	0.363	1.129	0.020	0.109	1.491	1.560	24.3	128.5	400.1	552.9
0.6	10,779	0.069	0.367	1.146	0.020	0.110	1.513	1.582	24.0	127.3	397.0	548.3
0.7	10,368	0.070	0.374	1.172	0.021	0.112	1.547	1.617	23.5	124.8	390.8	539.1
0.8	9,696	0.072	0.386	1.216	0.021	0.114	1.603	1.675	22.6	120.4	379.1	522.2
0.9	9,007	0.074	0.398	1.262	0.021	0.116	1.660	1.734	21.6	115.3	365.3	502.2
1.0	8,331	0.076	0.411	1.307	0.022	0.119	1.718	1.794	20.5	110.0	350.0	480.5
1.1	7,768	0.078	0.421	1.345	0.022	0.121	1.766	1.844	19.6	105.2	335.9	460.6
1.2	7,161	0.080	0.432	1.386	0.022	0.124	1.818	1.898	18.5	99.5	319.1	437.0
1.3	6,478	0.082	0.445	1.433	0.022	0.127	1.878	1.960	17.2	92.7	298.5	408.3
1.4	5,728	0.085	0.459	1.488	0.023	0.130	1.947	2.032	15.6	84.6	274.0	374.2
1.5	4,985	0.088	0.475	1.547	0.023	0.134	2.022	2.109	14.0	76.1	247.9	338.1

*Rh based on partial assay information

Table 8-8: Dana Deposit Combined Inferred Resource

Cutoff	Tonnes	Au	Pt	Pd	Ni	Cu	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	2,875	0.047	0.258	0.769	0.015	0.076	1.026	1.074	4.4	23.8	71.0	99.2
0.5	2,569	0.050	0.277	0.835	0.016	0.081	1.112	1.162	4.1	22.9	69.0	95.9
0.6	2,426	0.051	0.285	0.861	0.016	0.083	1.145	1.196	4.0	22.2	67.1	93.3
0.7	2,282	0.052	0.293	0.885	0.017	0.086	1.178	1.230	3.8	21.5	64.9	90.2
0.8	1,915	0.056	0.313	0.949	0.017	0.089	1.262	1.318	3.5	19.3	58.4	81.1
0.9	1,557	0.061	0.337	1.019	0.018	0.095	1.357	1.418	3.1	16.9	51.0	71.0
1.0	1,339	0.064	0.352	1.070	0.018	0.096	1.422	1.486	2.8	15.1	46.0	64.0
1.1	1,164	0.066	0.365	1.112	0.018	0.096	1.477	1.543	2.5	13.7	41.6	57.7
1.2	1,023	0.067	0.374	1.148	0.018	0.096	1.522	1.589	2.2	12.3	37.7	52.3
1.3	720	0.070	0.399	1.241	0.017	0.097	1.639	1.709	1.6	9.2	28.7	39.5
1.4	580	0.072	0.413	1.296	0.018	0.100	1.709	1.781	1.3	7.7	24.2	33.2
1.5	455	0.074	0.430	1.349	0.017	0.101	1.779	1.853	1.1	6.3	19.8	27.1

Analysis of the combined Dana resources in Table 8-8 and grade-tonnage curves on Figure 8-9 show that there is a natural break in both tonnage and grade at 0.7 g/t PGE.

Lismer’s Ridge Deposit

Geometry and Continuity

The Lismer's Ridge zone is in effect a separate PGM deposit and has been so designated in this section and following sections.

Lismer's Ridge has been tested by a total of 87 drill holes over at strike length of 1500 metres to a vertical depth of 200 metres (from surface at ~310 metres ASL down to 100 metres ASL). All but one of the holes were drilled on sections oriented at 045° at a dip of -45°. A single hole at the south end of the zone was drilled at an orientation of 090° and a -45°. A majority of holes were drilled on sections spaced 25 to 50 metres apart, however there are 4 areas where sections are between 75 and 100 metres apart. In addition near the north end of the zone there is a drilling gap of approximately 200 metres where a gabbro dyke at least 125 metres wide cuts across the zone. Phase 5 drilling carried out in 2002 consisted of fill in and deeper drilling in the north and central portions of the zone.

Two holes were drilled on 300 metre and 800 metre southerly step outs from Section 2600SE and are not considered in the above dimensions or resource calculation as they are too isolated to be used in defining the geometry of a mineralized zone. Both holes did intersect a weakly mineralized zone (LR-15 encountered 0.871 g/t 3E over 7.5 metres and 0.961 g/t 3E over 4.5 metres, LR-16 encountered 0.483 g/t 3E over 4.65 metres), which may be of use in planning future drilling programs.

As with the Dana North and Dana South zones, a majority of mineralization is hosted within the Breccia Unit. At the northern end, from 1275SE to 2025SE, the Breccia Unit is irregular in shape, often in cross section having a narrow neck extending to surface from a rounded body at depth. The neck may be as narrow as 5-10 metres with the underlying body having apparent thickness ranging from 70 metres to greater than 100 metres. Further south, from 2075SE to 2550SE, the Breccia Zone is planar, and vertical to very steeply northeasterly dipping with widths varying from 25 to 75 metres. Two representative cross sections (1425SE and 2450SE) and level plan (200m elev.) for Lismer's Ridge, showing breccia and mineralization outlines and block model grades are in the map pockets at the back of this report.

Mineralization at Lismer's Ridge occurs as planar sheets, which are steeply dipping to vertical. The thickness of these sheets varies from five metres to approximately 35 metres with thicknesses of 10 to 25 metres being common. Continuity along strike is excellent. To the north of the dike mineralization has been defined by drilling on four sections over a strike length of 200 metres. To the south of the dike, drilling has defined a continuous zone of mineralization over a strike length 850 metres. The strongest widths and grades occur in the northern and southern portions of the zone which are separated by a narrower, weakly mineralized portion, 5 to 15 metres in width and approximately 150m in length. Continuity in the vertical dimension is also excellent, with lengths of 100 to 130 metres demonstrated by current drilling, often consisting of only two or three drill holes per section. The potential for extensions down dip is excellent.

Statistics

The raw drill hole assays for Lismer’s Ridge contain one extreme value for Pt and Pd (51 g/t Pd, 22 g/t Pt over 0.5m) in hole LR-02. A decile analysis of the grades within the mineralized zone reveals that over 10% of the total metal is contained in the upper percentile for both elements (Figure 8-10).  In order to limit the influence of this one high-grade sample, it was capped prior to compositing at 14g/t Pd and 6 g/t Pt which were the rounded values of the next highest grades.  The upper decile for Au is below 40% and the highest single assay value is less than 2 g/t.

Statistics on the downhole composites for the Lismer’s Ridge zone are given in Table 8-9.

Table 8-9: Statistics for Lismer's Ridge composites (after 1 interval capped)

Elem	n	min	max	Median	Mean	Variance	SD	Coef.Var	Skew
Au	498	0.001	0.219	0.038	0.045	0.001	0.031	0.685	1.602
Pt	498	0.005	2.413	0.197	0.253	0.041	0.202	0.796	3.624
Pd	498	0.017	5.472	0.491	0.648	0.285	0.533	0.823	2.621
Ni	498	0.002	0.056	0.015	0.017	0.000	0.010	0.595	1.043
Cu	498	0.003	0.227	0.064	0.073	0.002	0.041	0.557	0.674

Histograms of frequency distribution (Figure 8-11) indicate that the populations for Pt and Pd are close to log-normal and exhibit no clear bimodality. Similar distributions were seen for Au. Ni and Cu were skewed but not as close to being log-normal.

Modeling of variograms for Pt, Pd and Au resulted in nested spherical structures similar to those of the Dana South zone. The first range was between 13 and 18 metres and the second range between 48 and 57 metres. Due to the narrow width of the zone, there were insufficient sample pairs available to calculate meaningful directional variograms across the strike. An anisotropy was assumed based on the geometry of the zone with a major/minor axis ratio of 1.4 using a vertical plunge and the dominant strike direction. For block model interpolation, the zone was split at 2190N (local grid) with a strike direction of 0° used for the northern part and a strike of 36° used for the portion to the south. The major/submajor ratio was set at 1.0.

Resource Estimate Lismer's Ridge

A maximum search distance of 45 metres (75% of the maximum variogram range) was used to interpolate the indicated resource category with a minimum of 3 composites required.  Blocks between 45 and 90 metres away from at least 3 composites were assigned to the inferred category. The estimated resources for the Lismer's Ridge zone, at different cut-offs, are shown Tables 8-10 (Indicated) and 8-11 (Inferred). Grade tonnage curves are shown on Figures 8-10 (Indicated) and 8-11 (Inferred)

Table 8-10: Lismer's Ridge Deposit - Indicated Resource

Cutoff	Tonnes	Au	Pt	Pd	Ni	Cu	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	11,530	0.045	0.253	0.656	0.018	0.076	0.909	0.954	16.6	93.8	243.3	353.7
0.5	9,839	0.048	0.275	0.722	0.019	0.080	0.997	1.045	15.3	87.0	228.4	330.6
0.6	8,736	0.051	0.290	0.764	0.020	0.083	1.053	1.104	14.2	81.3	214.5	310.0
0.7	7,685	0.053	0.304	0.804	0.020	0.085	1.108	1.161	13.0	75.1	198.8	286.8
0.8	6,724	0.055	0.317	0.842	0.021	0.088	1.160	1.214	11.8	68.6	182.1	262.5
0.9	5,724	0.057	0.332	0.882	0.022	0.091	1.213	1.270	10.5	61.0	162.3	233.8
1.0	4,572	0.060	0.348	0.930	0.023	0.094	1.278	1.338	8.8	51.2	136.7	196.7
1.1	3,268	0.064	0.370	0.999	0.023	0.098	1.369	1.433	6.7	38.9	104.9	150.5
1.2	2,121	0.068	0.398	1.089	0.023	0.103	1.487	1.556	4.7	27.2	74.3	106.1
1.3	1,472	0.071	0.424	1.169	0.023	0.105	1.593	1.665	3.4	20.1	55.3	78.8
1.4	1,057	0.073	0.447	1.244	0.023	0.105	1.691	1.764	2.5	15.2	42.3	60.0
1.5	746	0.076	0.472	1.322	0.023	0.108	1.794	1.870	1.8	11.3	31.7	44.8

Table 8-11: Lismer's Ridge - Inferred Resource

Cutoff	Tonnes	Au	Pt	Pd	Ni	Cu	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	4,631	0.041	0.238	0.630	0.019	0.076	0.868	0.908	6.0	35.4	93.8	135.2
0.5	3,841	0.044	0.263	0.705	0.021	0.083	0.968	1.013	5.5	32.5	87.1	125.1
0.6	3,438	0.046	0.277	0.740	0.021	0.084	1.018	1.064	5.1	30.7	81.8	117.6
0.7	3,100	0.048	0.288	0.771	0.022	0.087	1.059	1.107	4.8	28.7	76.9	110.3
0.8	2,729	0.049	0.299	0.801	0.022	0.088	1.101	1.150	4.3	26.3	70.3	100.9
0.9	2,351	0.051	0.310	0.830	0.023	0.090	1.140	1.191	3.8	23.5	62.7	90.0
1.0	1,811	0.053	0.326	0.871	0.023	0.092	1.198	1.250	3.1	19.0	50.7	72.8
1.1	1,303	0.054	0.345	0.909	0.023	0.092	1.254	1.308	2.3	14.4	38.1	54.8
1.2	507	0.062	0.377	1.025	0.024	0.103	1.402	1.464	1.0	6.1	16.7	23.8
1.3	307	0.068	0.410	1.104	0.026	0.110	1.515	1.583	0.7	4.0	10.9	15.6
1.4	219	0.070	0.428	1.153	0.026	0.113	1.581	1.651	0.5	3.0	8.1	11.6
1.5	139	0.074	0.450	1.215	0.027	0.115	1.665	1.739	0.3	2.0	5.4	7.8

Discussion

Analysis of the data for the Lismer's Ridge Indicated Resources in Table 8-10 and Figure 8-13 show that there is a slight break in both tonnage and grade at a cutoff grade of about 1.0 g/t PGE, and a natural break around 1.2 g/t.

Resource Summary River Valley PGM Project

In situ, mineral resources in all categories, at a cut-offs of 0.7 g/t Pd + Pt (PGE), on PFN's River Valley PGM project are summarized in Table 8-13. In the estimation no allowance has been made for the respective precious metal prices, or recoveries.

Table 8-12: Summary of In Situ Mineral Resources  - River Valley PGM Project

Indicated
MINERAL	Tonnes	Au	Pt	Pd	Ni	Cu	PGE	3E	Contained Ounces (000's)
ZONE	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
DANA LAKE NORTH	5,077	0.072	0.362	1.072	0.021	0.110	1.434	1.506	11.8	59.0	175.0	245.8
DANA LAKE SOUTH	5,290	0.069	0.387	1.269	0.020	0.114	1.655	1.724	11.7	65.8	215.8	293.2
DANA LAKE TOTAL	10,368	0.070	0.374	1.172	0.021	0.112	1.547	1.617	23.5	124.8	390.8	539.1

LISMER'S RIDGE	7,685	0.053	0.304	0.804	0.020	0.085	1.108	1.161	13.0	75.1	198.8	286.8
ALL ZONES	18,053	0.063	0.344	1.016	0.021	0.100	1.360	1.423	36.5	199.9	589.6	825.9

Inferred
MINERAL	Tonnes	Au	Pt	Pd	Ni	Cu	PGE	3E	Contained Ounces (000's)
ZONE	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
DANA LAKE NORTH	956	0.065	0.338	0.968	0.018	0.088	1.305	1.371	2.0	10.4	29.8	42.1
DANA LAKE SOUTH	1,326	0.043	0.260	0.825	0.016	0.085	1.085	1.128	1.8	11.1	35.2	48.1
DANA LAKE TOTAL	2,282	0.052	0.293	0.885	0.017	0.086	1.178	1.230	3.8	21.5	64.9	90.2

LISMER'S RIDGE	3,100	0.048	0.288	0.771	0.022	0.087	1.059	1.107	4.8	28.7	76.9	110.3
ALL ZONES	5,382	0.050	0.290	0.819	0.020	0.086	1.109	1.159	8.6	50.2	141.8	200.6

Note: Numbers are rounded after calculation

Interpretations and Conclusions

Conclusions

In the opinion of DMBW, a cut-of grade of 0.7 g/t Pt + Pd (PGE) appropriately and conservatively reflects the natural grade distribution of the PGM mineralization on PFN's River Valley PGM project.

The in situ combined indicated mineral resources equalling or exceeding a cut-off of 0.7g/t PGE are estimated to be 18 Million tonnes containing 36,500 oz Au, 199,900 oz Pt and 589,600 oz Pd (or 825,900 oz 3E). An additional 5.3 million tonnes is classified as inferred and contains 8,600 oz Au, 50,200 oz Pt and 141,800 oz Pd (or 200,600 oz 3E).

In addition, there are probable by–product credits in Copper, but much less so in Nickle. Neither is significant for determining resources or cut-off grades.

Rhodium content cannot be accurately estimated due to lack of data. The results of the previous study (DMBW October 15/01) involving the analysis of partial assay information from 27 holes at Dana Lake indicated an average grade of between 0.03 and 0.04 g/t.   Rhodium was not assayed at Lismer’s Ridge.

Potential

Exploration to date on the River Valley project has shown that the mineralized zones, hosted within the gabbro breccia, exhibit strong continuity both along strike and down dip. Good potential exists to expand the current resources.

At Dana Lake, notwithstanding the fairly detailed drill hole density on the North and South zones, potential for expansion still exists along strike, down-dip and between the currently defined zones. The deep drill intercepts at the northern end of the Dana South zone justify further shallow drilling in this vicinity. Most sections within the North zone require an additional drill hole to test depth potential.

At Lismer’s Ridge further drilling could expand the resource to the south where it remains open along strike. It is also possible that the zone could resume again beyond the northernmost drill hole, LR-03. More drilling is also required to establish the position of the main dyke contacts between 1500SE and 1700SE.  The zone is open at depth but the relatively low grade and narrowness of the mineralized sheets make it a less attractive target.

Currently a Phase 6 40,000m  diamond drill program is in progress and is expected to be completed by end of November 2003. An additional mineral resource estimate is expected to be completed in the same time frame. The budget for which is set at $5.3 million. The budget was approved by Anglo Platinum in December 2002.

(a)

Agnew Lake Property, Sudbury, Ontario

Ownership

The Agnew Lake property covers approximately 80% of the Agnew Lake Intrusion (ALI) and consists of 562 unpatented mining claim units that contiguously cover 8992 hectares. All claims (562 units) are subject to PFN’s Joint Venture with Anglo Platinum and  Platinum Group Metals (PTM).

408 contiguous unpatented mining claim units (213 claim blocks) that cover 7,760 hectares  are subject to PFN's letter agreement with Platinum Group Metals Inc. (formerly New Millennium Metals Corporation (NMM)) dated June 18th, 2000, and formal option agreement dated August 15th, 2001  whereby PFN may earn 50% of PTM’s rights and interests in the Property (49.5% interest in the Property) and in the Agreement with Hawke and Campbell executed March 1, 1999 as follows:

•

PTM will remain 100% responsible for the fulfillment and completion of all required payments to Hawke and Campbell. This includes both cash and share payments.

•

Of the 99% undivided interest in the Property that PTM can earn, 51% will be earned and vested by the completion of $1.0 million dollars of work on the Property. A further 48% interest will be earned for the expenditure of an additional $1.0 million. To date about $500,000 has been spent by NMM. There is no time limit on the completion of work commitments.

•

PFN may earn 50% of all PTM’s rights and interests in the property and in the Agreement by spending $500,000 in work on the Property. This includes 50% of PTM’s right to buyback one half of the possible 2% NSR on the property.

•

PFN will automatically vest with 50% of PTM rights and interests in the property and in the Agreement on completion of $500,000 in exploration expenditures on the property and completion of the cash and share payments as follows:

PFN will make the following cash payments to PTM

On Signing: (payment made)	$30,000
June 18th, 2001 (payment made)	$35,000
December 22, 2002 (payment made)	$35,000
December 22, 2003	$45,000
December 22, 2004	$55,000

PFN will issue shares subject to regulatory approval to PTM as follows:

On signing	25,000 shares (issued)
1stanniversary, 2001	25,000 shares (issued)

Further to an amendment dated August 16th, 2001, PFN will issue additional shares to PTM according to the following schedule:

On or before October 31st, 2001	75,000 shares (issued)

Within 45 days of Kaymin electing to proceed:

with the 2002 exploration program	75,000 shares (issued)
with the 2003 exploration program	75,000 shares (issued)
with the 2004 exploration program	75,000 shares

113 claims representing 1808 hectares are 100% owned by PFN however are subject to the Agnew Lake Farm In Agreement between PFN, PTM and Kaymin.

In addition PFN and PTM entered into a Memorandum of Understanding with Pro-Am Explorations Corporation on 41 claims located in Gough and Shakespeare townships, the “Pro-Am Claims”. PFN’s portion of the obligations is cash payments of $15,000 over three years, and share issuances of 21,000 shares over three years and annual royalty payment of $3,000 on the fifth and subsequent anniversaries of the agreement.  In addition PFN and PTM agree to incur exploration expenditures totaling $400,000 by October 12th, 2005. The Pro Am Property is subject to a 2.5% NSR, which PFN and PTM may purchase up to 1.5% for $1.6 million.

All of the claims that comprise the Agnew Lake Property are subject to PFN’s Farm-In (joint-venture) agreement with Anglo Platinum dated May 25th, 2001. Through Kaymin Resources Ltd. (Kaymin), its fully owned subsidiary, Anglo Platinum can earn a 50% interest in the Agnew Lake property by paying each of the Optionors PFN and PTM $200,000 (received), and reimbursing PFN exploration expenditures in the amount of $226,205 (received) and expending $6 million on exploration before December 31st, 2004.  Kaymin may increase its interest to 57% by completing a feasibility study, and further to 60% by arranging all mine financing through to production.

Property Location and Access

Property Description

The Agnew Lake property covers approximately 80% of the Agnew Lake Intrusion and consists of approximately 554 unpatented mining claims backed contiguously cover 8,884 hectares.  A technical report dated July 15, 2002 entitled phase II surface exploration Agnew Lake property by Scott Jobin-Bevans, P.Geo was filed on Sedar.

(c)

Goldwright Property (Janes and Kelly Townships Properties) (Goldwright Option/Kaymin Farm-In Option)

Property

The Janes Township Property comprises 132 unpatented mining claims.

Ownership

By an agreement dated June 30, 1998, and amended on September 15, 1998, April 12, 1999 and October 6, 2000, the Company acquired an option from Goldwright Explorations Inc. ("Goldwright") to earn up to a 25% interest in Goldwright by providing equity funding of $200,000.  In order to exercise this option the Company is required to make sequential equity investments in Goldwright as follows:

(a) $50,000 ($0.20 per unit – 250,000 shares with 250,000 warrants (one warrant per share) exercisable at $0.25 upon execution of agreement and receiving regulatory approval.  (Received 250,000 shares July 1998).

(b) $50,000 ($0.20 per unit – 250,000 shares with 250,000 warrants (one warrant per share) exercisable at $0.25 within 90 days of execution date or 60 days following receipt of technical report describing results of funds to be expended, with positive recommendation for further work (whichever date is later).

(c) $100,000 ($0.20 per unit – 500,000 shares with 500,000 warrants (one warrant per share) exercisable at $0.25 within 180 days of execution date or 60 days following receipt of technical report describing results of the program.

A 100% interest in both properties is held by Goldwright. The Company may also earn a 50% direct interest in the Janes and Kelly Township Properties by expending $1 million on exploration on the properties over a four-year period and may increase its interest to 70% by arranging funding to commercial operation.

In September 1998, the agreement with Goldwright was amended such that the expenditures in (a), (b) and (c) above may, at the Company’s election be considered contributions to the option to earn the 50% property interest.  The Company may elect that the required expenditures in (a), (b), and (c) above, $50,000, $50,000, and $100,000, respectively be made to purchase units of Goldwright at $0.20 per unit or it may elect that any portion of the expenditure is a contribution towards the $1 million expenditure required in order for the Company to vest with a 50% direct interest in the properties.

In October 2000, the agreement was further amended, and the Company is required to carry out a minimum of $350,000 of exploration work by May 31, 2001, in order to vest with a 25% interest. The Company has vested with a 25% interest in the Property. The Company has no further plans to expend monies on the property at this time.

(c)

Frontier Property (Kaymin Farm-in)

Ownership

The Frontier Property consists of 56 (896 ha) unpatented mining claim units located in the Kelly and Davis Townships, west of the Janes Township Property.  The property is currently held 100% by the Company subject to a 2% NSR.  Several of the claims have been permitted to expire.The Company has no further plans to expend monies on the Property at this time.

(d)

Washagami Lake Property (Kaymin Farm-In)

Ownership

The Washagami Lake Property consists of 16 unpatented mining claim units (256 ha) located in the Janes Township, immediately south of the Frontier Property. On February 23, 1999, the Company and Brian Wright, Michael Loney and Scott Jobin-Bevans (the “Vendors”) entered into an Option to Purchase Agreement whereby the Company can earn a 100% interest by making cash payments of $28,200.  The original agreement was amended and the payment structure is summarized after taking into account the amendments. The Company has relinquished several of these claims. The Company has made these payments and holds a 100% ownership interest in the property, subject to an NSR.

(e)

Kelly-Davis Township and Sargesson Lake Properties)

Ownership

The Sargesson Lake Property comprises 15 unpatented mining claim units (240 ha) located in the Janes Township.  The Kelly-Davis Township Property comprises 16 unpatented mining claim units (256 ha) located in the Kelly and Davis Townships and 12 unpatented mining claim units (192 ha) located in the Kelly Township (the 12 unit claim block is held 100% by the Company).  The properties are 100% owned by the Company. The Company has no further plans to expend money on the Property at this time.

(f)

Thunder Bay  Property

Ownership

The Property is situated in the Tartan Lake, Current Lake areas in the Thunder Bay Mining District.  The Property consists of 239 unpatented mining claim units (3824 ha) subject to an option agreement whereby the Company may earn a 100% interest. A limited work program was conducted on the Property. The Company could earn a 100% interest by incurring exploration expenditures of $750,000 over 5 years ($149,500 incurred), making share payments totaling 60,000 shares over 3 years (20,000 issued), cash payments of $77,500 over 5 years ($7,500 paid), and the fifth and subsequent anniversary date of the Agreement the Company shall make advance royalty payments of $25,000, which are deductible from the NSR payments due to the Optionor.  The Property is subject to a 3% NSR. The Company has terminated the option.

QUEBEC, CANADA

(a)

Glitter Lake Property

Ownership

By agreement dated 15 August 2003, the company can acquire, from Canalaska Ventures Ltd., a company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures

On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement		10,000	-
Within 5 business days of receiving regulatory approval		-	20,000
On or before 15 April 2004		-	-	150,000
On or before 15 August 2004		15,000	-	-
On or before the 1st anniversary of receiving regulatory approval		-	20,000
On or before 15 April 2005		-	-	200,000
On or before 15 August 2005		20,000	-	-
On or before the 2nd anniversary of receiving regulatory approval		-	20,000
On or before 15 April 2006		-		300,000

TOTAL		$45,000	60,000	$700,000

Upon the company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a bankable Feasibility Study within 24 months of having vested.  In the event the company does not complete a bankable feasibility study within two years, the company agrees to make cash payments in the amount of $50,000 per annum for each year the Feasibility Study is not completed. Upon vesting with a 60% interest the company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before the company vests with a 50% interest, the company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the company becoming vested, or such amount which will result in having the company spent $1 million in exploration expenditures.

The property is subject to 1.5% NSR payable to a third party.  The company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

NEWFOUNDLAND AND LABRADOR, CANADA

(a)

Mineral Licenses 972M and  973M

Property

The Company holds a 50% direct and indirect interest in mineral licenses 972M and 973M which consist of 172 unpatented mining claim units covering 4,300 ha located in Labrador, Newfoundland. As consideration, the Company issued 300,000 shares. The properties are subject to a 2% NSR.

Mineral License 972M

This property comprises 112 unpatented mining claim units. This property is located 70 km southwest of Nain, 2 km north of Konrad Brook and 40 km west of the Voisey’s Bay Ni-Cu-Co deposit.

The mineral license expires on February 9, 2006.

Mineral License 973M

The property is located 70 km west northwest of Nain and 2 km south of Tasialuk Lake .

The license expired on February 9, 2003.

SOUTH EAST ALASKA, USA

(a)

Union Bay Platinum Property

Ownership

By agreement dated 1 October 2002 and amended 2 April 2003, the company can acquire, from Freegold Ventures Limited, up to a 50% interest in 785 claim units known as the Union Bay Property, located in South East Alaska.  As consideration, the Company, at its option, must subscribe to purchase a private placement of $165,000 (completed) and must issue shares and make payments as follows:

		Option Payments	Shares
Within 5 days of approval by regulatory authorities	(issued)	$-	30,000
On or before the first anniversary of regulatory approval		-	30,000
On or before 1 July 2003	*(paid)	20,000	-
On or before 1 July 2004		20,000	-
On or before 1 July 2005		30,000	-
On or before 1 July 2006		30,000	-
Total		$100,000	60,000

In addition to the above, minimum aggregate exploration expenditures of $1,000,000 must be completed by 1 July 2006, as follows:

On or before 1 July 2003	*(completed)	$30,000
On or before 1 July 2004		$30,000
Minimum aggregate on or before 1 July 2005		$400,000
Minimum aggregate on or before 1 July 2006		$1,000,000

The Company is responsible for the annual rents due on the property.  These rental payments shall be made on or before 1 August of each year the agreement is in effect.  In the Spring of 2003 an additional 394 claims were staked.

Upon the Company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of becoming vested.  Upon vesting with a 60% interest, the Company may within 90 days elect to increase its interest to 70% by placing the property into commercial production.

Under an amendment dated 2 April 2003, in the event a major mining company elects to participate in the project before the Company vests with a 50% interest and subsequently vests with an interest in the property, the Company and the optionor shall each, at the time of vesting, be deemed to hold a 50% interest in the property and the Company shall relinquish its right to earn a 60% or 70% interest.  The Company will issue shares to the value of $100,000 to Freegold within 15 days of the Company becoming vested.  In addition, the Company will receive 100% of the first U.S. $60,000 received in cash payments from any third party agreement.

The Company signed a joint venture agreement with Lonmin PLC (“Lonmin”) (a major mining company) and Freegold with regard to the Union Bay platinum project.  Under the agreement, Lonmin will finance a U.S. $815,000 exploration program slated to begin immediately.  Lonmin has the option to continue financing the Union Bay project by expending a minimum of U.S. $1,000,000 per year in 2004, 2005 and 2006 and U.S. $750,000 for each year thereafter.  Under the agreement, Lonmin may earn up to a 70% interest in the project by delivering a full feasibility study.  Upon a decision by the Joint Venture Management Committee to put the project into commercial production, Lonmin will arrange a 100% of the required financing on terms acceptable to all parties.  Following the commencement of commercial production Freegold and PFN each will repay their share of the financing cost and contribute pro-rata to the operating costs on agreed on commercial terms.

The Company will be the operator of the project during the exploration phase.

(a)

Kane Property, Alaska

Ownership

The Company acquired 30 claims by staking in Alaska.  No work is planned for the properties at this time.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary of Results of the Operation

Twelve Months Ended April 30, 2003 Compared to Twelve Months Ended April 30, 2002

Pacific North West Capital Corp. (PFN) continues to actively engage in exploration for platinum group metals  (PGM) throughout North America. PFN currently holds three PGM properties, the River Valley and Agnew Lake PGM Projects, located near Sudbury, Ontario, and the Union Bay Platinum  in southeast Alaska.

Both River Valley and Agnew Lake are 100% funded by Anglo American Platinum Corporation Limited, the world’s largest producer of platinum group metals.

River Valley

Results from PFN’s primary project, River Valley, continue to be impressive. A $5.3 million exploration program is currently in progress which includes a 45,000 metre diamond drill program.  As the program progresses, drilling will test several outcropping mineralized PGM targets identified along the 6 km long intrusive contact zone extending southeast from Lismer’s Ridge.  These include multi-gram surface PGM occurences and several newer targets identified in the surface program which was completed in the Fall of 2002.

PFN is very pleased with the exploration progress to date and expects to be able to report increased mineral resources by late September 2003.

Agnew Lake

The 2003 exploration program on the Agnew Lake Property is currently in progress. Anglo Platinum through its wholly owned subsidiary, Kaymin Resources Limited, may earn a 49.5% interest in the project by expending $6,000,000 on exploration by December 31st, 2004, a 57% interest by completing a feasibility study and a 60% interest by funding the project through to commercial production.  Agnew Lake is currently under option to PFN from Platinum Group Metals Inc.

Union Bay

In May 2003, PFN entered into a Joint Venture Agreement with Lonmin PLC, the world’s third largest primary underground producer of PGM metals to explore the Union Bay Project in southeast Alaska.  In 2002, Lonmin produced 1.5 million ounces of platinum, palladium and gold.  PFN has the right to earn a 50% interest in this project, under an agreement with a third party .  Lonmin has agreed to expend a guaranteed US$815,000 on exploration in 2003. A drilling program and channel sampling program were completed during the summer months, and resulted in the discovery of a significant new zone, the Continental Zone.  An additional US $120,000 has been approved by Lonmin to further explore this zone through mapping and channel sampling in early September.  The Union Bay Project remains relatively unexplored.

Unlike most junior mining companies PFN remains in the enviable position of having its three principal exploration projects 100% funded by major mining companies. PFN’s exploration budget for 2003 is $6.8 million.  PFN is the operator on all three projects and receives a management fee.

PFN is at the forefront of platinum group metal exploration and intends to maintain its position by aggressively targeting new projects for acquisition and farming out to major and junior mining companies. PFN has recently announced a $2 million financing which will assist it in achieving this objective. The current upward trend in platinum group metal prices, most notably those of platinum and palladium continue, to provide PFN with substantial growth opportunities.

The fiscal year ending April 30, 2003 resulted in a net loss of $1,323,658 which compares with a loss of $1,422,135 for the same period in 2002. General and administrative expenses for the year ending April 30, 2003 were $1,364,612, an increase of $187,387 over the same period in 2002. Consulting fees of $434,590 were recorded which included $151,725 in stock compensation expense.  During the year, the company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and apples to all awards granted on or after 1 May 2002.  The fair value of stock options using the Black-Scholes Option Pricing Model for non-employees was used to calculate the value of $151,725 with the value of $90,735 to directors and employees disclosed in note 7 b (iii).  Mineral property costs of $327,471 were written off while all other general and administrative costs were comparable to the previous year as the Company continued to actively explore its mineral properties. A one time capital gain recovery of $31,499 was recorded on the River Valley project which is the excess amount received above the acquisition and exploration costs of this project. The terms of the River Valley Farm In Agreement have been met and a joint venture is now in force. The Company received a Quebec exploration tax credit of $68,622 during the year ending April 30, 2003 relating to the previous years exploration expenditures on its Schefferville project.

During the year ended April 30, 2003, $202,380 was incurred to acquire mineral properties through the issuance of 337,000 shares. Mineral property costs of $1,395,570 were incurred with $999,122  being funded by Anglo (Kaymin Resources Limited). An option payment of $259,500 was also received from Anglo that relates to the River Valley Project.  Interest income was $47,597 as compared to $93,046 the previous year.  Project management fees of $237,207 were earned during the year as compared to $245,734 the previous year.

Investor and shareholder relations activities undertaken by the company during the year ended April 30, 2003 cost $330,090 as compared to $345,208 for the same period in 2002.  These activities included attendance at various trade shows.

The significant differences between Canadian and U.S. GAAP on the financial statements for the twelve months ended April 30, 2003 are as follows:

-

US GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred may be deferred.  Mineral acquisition costs and deferred exploration expenditures during the year was $43,356.

The loss under Canadian GAAP for the year was $1,323,658.  After adding mineral costs of $43,356 a loss under US GAAP of $1,367,014 is reported.  The loss per share under Canadian GAAP is $0.06 as compared to a $0.07 loss per share under US GAAP.

Twelve Months Ended April 30, 2002 Compared to Twelve Months Ended April 30, 2001

The fiscal year ending April 30, 2002 resulted in a net loss of $1,422,135 which compares with a loss of $1,077,730 for the same period in 2001.  General and administrative expenses for the year ending April 30, 2002 were $1,177,225, an increase of $228,509 over the same period in 2001.  Mineral property costs of $528,190 were written off while all other general and administrative costs increased from the previous year as the Company continued to actively explore its mineral properties.  During the year $208,060 was incurred to acquire mineral properties through the issuance of 316,000 shares.  Mineral property costs of $3,869,593 were incurred with $3,466,220 being funded by Anglo (Kaymin Resources Limited).  Interest income was $93,046 as compared to $93,816 the previous year.  Project management fees of $245,734 were earned during the year as compared to $238,332 the previous year.

Investor relations and shareholder relations activities undertaken by the company during the year ended April 30, 2002 cost $345,208 as compared to $274,987 for the same period in 2001.  These activities included attendance at various trade shows.

The significant differences between Canadian and U.S. GAAP on the financial statements for the twelve months ended April 30, 2002 are as follows:

-

US GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred may be deferred.  Mineral acquisition costs and deferred exploration expenditures during the year was  a recovery of ($176,757).

The loss under Canadian GAAP for the year was $1,422,135.  After adding mineral costs of ($176,757) a loss under US GAAP of $1,245,378 is reported.  The loss per share under Canadian GAAP is $0.07 as compared to a $0.06 loss per share under US GAAP.

Pacific North West Capital Corp (PFN) continues to be a leader in platinum group metal exploration in North America.

PFN's two major projects, located near Sudbury, Ontario, are both 100% funded by Anglo American Platinum Corporation Limited (Anglo Platinum), the largest producer of platinum group metals in the world. Since 1999 Anglo Platinum has injected more than $9.3 million into the River Valley and Agnew Lake properties. Major exploration programs are currently in progress on both properties. PFN is the operator of both the River Valley and Agnew Lake projects.

Results to date indicate a palladium, platinum, and gold resource estimate (593,000 ozs combined) on the River Valley property, which is anticipated to increase significantly later this year following the completion of an independent resource calculation which will incorporate the results from an additional 20,000m of drilling recently completed on the property. The current reported resource estimate of 12.7 million metric tonnes grading 1.46g/t combined palladium, platinum and gold represents a small proportion of what we believe may ultimately be developed on the property. Our knowledge of the mineralization, and particularly its continuity along strike and to depth, suggest that further drilling may define a viable resource.

The Agnew Lake project is at an earlier stage, however the Phase 2 $1.25 million exploration program now in progress may advance it appreciably. Anglo Platinum has been extremely supportive of the projects to date and we anticipate this continuing support.

Some of the more important features relating to our properties:

•

$9.3 million funded by Anglo Platinum on PFN properties since 1999.

•

593,000 oz palladium, platinum, and gold independently calculated resource estimate at River Valley. (12.7 million metric tonnes grading 1.46g/t combined palladium, platinum and gold).

•

Results of the recently completed 20,000m-drill program at River Valley will be incorporated into a new mineral resource estimate scheduled for completion in September 2002.

•

PFN has recently recommended to Anglo Platinum a major new drilling program at River Valley to be carried out over the next 12 months. Less than one third of the property has been evaluated by drilling to date.

Agnew Lake has comparable potential to that at River Valley, but is at an earlier exploration stage. Widespread intermittent platinum group metal values as high as 8 g/t (Pt, Pd combined) are present in outcrop. The program includes a 10,000m drilling program. The drill program is currently in progress and is expected to be completed by the end of 2002.

There is a tremendous demand for the platinum group metals for industrial uses, particularly as catalysts, with the major demand relating to auto-catalysts. We do not see this demand diminishing in the years ahead as industries expand while platinum group metal sources remain constrained.

Twelve Months Ended April 30, 2001 Compared To Twelve Months Ended April 30, 2000

PFN’s principal focus was on the River Valley platinum group metal project, a new PGM discovery, located east of Sudbury, Ontario.   A 16,000 m (98 hole) diamond drill program funded by Anglo American Platinum Corporation Limited (Anglo Platinum) was completed in July at a cost of $2 million. Results from the program were extremely positive, and as such an independent mineral resource studies are currently being carried out by Derry, Michener, Booth and Wahl Consultants of Vancouver. These studies are anticipated to be completed by the end of September 2001.  A Phase 5 program and budget for the balance of 2001 is expected to be approved by mid October.

Anglo Platinum, the world’s largest producer of platinum group metals also entered into a second agreement with PFN on the Agnew Property, located west of Sudbury. The property has very similar potential to that seen at River Valley. The 2001 exploration budget of $1.18 million was approved in late July. The exploration program is currently underway, and consists of geological mapping, prospecting, sampling, geophysics and diamond drilling.

The Company’s technical team manages the exploration programs on both of these projects.

In addition to its principal projects at River Valley and Agnew, PFN is carrying out exploration for PGM on other projects in Ontario and Quebec.  We will bring you up to date on these projects when the summer and fall exploration programs are completed.

PFN continues to carry out a very aggressive PGM property acquisition program and PFN’s business plan is to acquire and develop PGM properties to a stage where major mining companies will enter into options/joint ventures agreements to fund the projects through to production and intends to maintain its premier position as a junior company focused on platinum group metal projects.

Summary of Results of the Operation

The fiscal year ending April 30, 2001 resulted in a net loss of $1,077,730 which compares with a loss of $756,732 for the same period in 2000.  General and administrative expenses for the year ending April 30, 2001 were $966,531, an increase of $231,534 over the same period in 2000.  Mineral property costs of $443,347 were written off while all other general and administrative costs increased from the previous year as the Company continued to actively explore its mineral properties.  During the year, $76,900 was incurred to acquire mineral properties through the issuance of 105,000 shares.  Mineral property costs of $2,399,980 were incurred with $1,877,955 being funded by Anglo (Kaymin Resources Ltd.)  Interest income was $93,816 as compared to $42,921 the previous year.  Project management fees at $238,332 were earned during the year.

Investor relations and shareholder relations activities undertaken by the Company during the year ended April 30, 2001 cost $274,987 as compared to $239,070 for the same period in 2000.  These activities included attendance at various trade shows.  The Company did not enter into any contracts with outside parties to conduct investor relations activities on the Company’s behalf.

The significant differences between Canadian and U.S. GAAP on the financial statements for the twelve months ended April 30, 2001 are as follows:

-

U.S. GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred may be deferred. Mineral acquisition costs and deferred exploration expenditures during the year was $155,578.

-

The loss under Canadian GAAP for the year was $1,077,730.  After adding mineral costs of $155,578 a loss under U.S. GAAP of $1,233,308 is reported.  The loss per share under Canadian GAAP is $0.06 as compared to a $0.07 loss per share under U.S. GAAP.

B.

Liquidity and Capital Resources

Twelve Months Ended April 30, 2003 Compared to Twelve Months Ended April 30, 2002

The Company expects that its existing capital requirements arising from the evaluation of its existing mineral properties and fulfilling its exploration commitments will be met from the company's existing cash position.  The Sudbury projects have no internal exploration funds budgeted as these are being funded by various third parties and further joint ventures with third parties are continually being negotiated to further develop these properties.

The Company's future profitability is dependent on the successful definition of geological resources on its mining properties and the establishment of positive comprehensive feasibility studies on these geological resources.  Upon completion of positive feasibility studies, the Company's success is dependent on the successful construction, financing and operation of a facility to extract the minerals from the geological resource located.  The Company will continue to seek new mining opportunities.  The Company presently has no producing properties, and the Company's material properties contain no known mineral reserves; the limited activities on such properties to date have been exploratory in nature.  Except as disclosed herein, the Company does not possess reliable information concerning the history of previous operations including the names of previous operators, if any, on any of its properties.

Future profitability will also be affected by the level of taxes imposed by the jurisdiction in which the Company operates.  Furthermore, the Company's operations may be affected by regulatory authorities in the jurisdictions in which the Company operates.  The Company is not currently aware of any factors or current recommendations by the taxation or regulatory authorities in Canada that may have a material impact on the Company's operations.

At April 30, 2003, the Company’s working capital, defined as current assets less current liabilities, was $1,085,456 compared with working capital of $1,702,354 at April 30, 2002.

The Company has a portfolio of investments with a book value of $157,500 and a market value of $159,000 as at April 30, 2003. The main investment consist of 412,500 shares of Freegold Ventures Limited which has certain directors in common. These amounts are included in the above working capital.

During the year ended April 30, 2003, 494,167 shares of the Company were issued for gross proceeds of $296,220 and 337,000 shares were issued for mineral properties. The Company has total issued and outstanding of 21,165,701 shares at April 30, 2003.

Twelve Months Ended April 30, 2002 Compared to Twelve Months Ended April 30, 2001

During the year 661,054 shares of the Company were issued for $388,813 and 316,000 shares were issued for mineral properties, for a total issued and outstanding of 20,334,534 shares at April 30, 2002.

Working capital at April 30, 2002 was $1,702,354.

Twelve Months Ended April 30, 2001 Compared to Twelve Months Ended April 30, 2000

During the year 3,163,355 shares of the Company were issued for $1,653,181 and 105,000 shares were issued for mineral properties, for a total issued and outstanding of 19,357,480 shares at April 30, 2001.  The Company’s April 30, 2001 working capital of $2,477,817 is sufficient to meet its general and administrative expenses over the next 24 months and to complete its proposed exploration programs.

C.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets out the names of management’s nominees for election as Directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 22, 2003.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Harry Barr(2) Canada President, CEO, & Director	President, CEO, & Director of CanAlaska Ventures Ltd. (1989 – present); Chairman, CEO and Director of Freegold Ventures Limited (1999-present); President, CEO and Director of Freegold Ventures Limited (1985-1999); Director of El Nino Ventures Inc. (1999 – present) and Director of Cinemage Corporation (1998 – present).	1996	1,462,817(3)
Bernard Barlin(2) UK Director	Director of CanAlaska Ventures Ltd. (1989 – present); and Director of Freegold Ventures Ltd. (1985-present).	2000	3,500
Lindsay Bottomer(2) Canada Director	President and CEO of Southern Rio Resources Ltd. (2001-present); Vice-President, Exploration of IMA Exploration Inc. (1999-2001); Vice-President, Exploration of Freegold Ventures Limited and CanAlaska Ventures Ltd. (1998-1998).	1998	Nil
Gordon Steblin Canada Chief Financial Officer	Chief Financial Officer of Freegold Ventures Limited (2002-present); CanAlaska Ventures Ltd. (2002-present); and El Nino Ventures Inc. (2002-present). Account of Freegold Ventures Limited (1994-2002); CanAlaska Ventures Ltd. (1994-2002); Pacific North West Capital Corp. (1996-2002); and El Nino Ventures Inc. (1999-2002).	Nominated	14,647
Taryn Downing Canada Secretary	Secretary of CanAlaska Ventures Ltd. (1995-present); Director of CanAlaska Ventures Ltd. (2002-present); Secretary of Freegold Ventures Limited (1995-present); Director of Freegold Ventures Limited (2003-present); Secretary of El Nino Ventures Inc. (1999-present) Director of El Nino Ventures Inc. (2000-present); and Secretary of Pacific North West Capital (1998-present)	Nominated	14,647

Notes:

(1)

The information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.

(3)

Of the 1,462,817 shares owned by Harry Barr 371,500 shares are directly owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr, 1,043,670 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr, and the remaining 47,647 shares are owned directly by Harry Barr.

Harry Barr and Bernard Barlin are also Directors of CanAlaska Ventures Ltd. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of CanAlaska Ventures Ltd.

Harry Barr and Bernard Barlin are also Directors of Freegold Ventures Limited and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Freegold Ventures Limited.

Pursuant to the provisions of the Business Corporations Act (Alberta) the Corporation is required to have an audit committee.  The general function of the audit committee is to review the overall audit plan and the Corporation's system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Corporation's auditors.  The audit committee of the Corporation currently consists of Harry Barr, Bernard Barlin and Lindsay Bottomer.

Stock Option Plan

The Board of Directors of the Company adopted a stock option plan (the “Plan”) on November 29, 1996.  The Board of Directors of the Company may allocate non-transferable options to purchase common shares of the company to directors, officers, employees and consultants of the Company and its subsidiaries.  The aggregate number of shares to be issued upon exercise of all options granted under the Plan and the aggregate number of shares to be issued to an individual upon exercise of options granted under the Plan shall not exceed the maximum number of shares permitted to be issued under the rules of any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 4,114,207 to 4,689,984 shares.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX.  Both shareholder approval and TSX approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed  shares.  As of the Record Date,  shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options	181,000
Shares reserved for issuance pursuant to unexercised incentive stock options	3,001,500
Unallocated shares available for future grants of incentive stock options	931,707

TOTAL:	4,114,207

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 4,689,984 shares.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at April 30, 2003:

Year of Grant	Number of Options	Number of Options Exercised/cancelled	Exercise Price	Options Outstanding	Expiry Date

Apr 20/99	290,000	220,000	$0.60	70,000	Apr 20/04
Oct 20/99	140,000	127,000	$0.44	13,000	Oct 20/04
Feb 29/00	600,000	130,500	$0.83	469,500	Feb 29/05
May 3/00	570,000	65,000	$0.60	505,000	May 3/05
May 3/00	30,000	0	$2.10	30,000	May 3/05
Dec 15/00	394,000	15,000	$0.60	379,000	Dec 15/05
Dec 21/01	435,000	0	$0.60	435,000	Dec 21/06
Dec 31/02	1,000,000	0	$0.60	1,000,000	Dec 31/07

Total	3,459,000	557,500		2,901,500

Options

The following table sets out the options granted to Directors and Executive Officers during the Company's most recently completed financial year.

Options Granted During Fiscal Year

(Ended April 30, 2003)

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of Unexercised in the Money Options at April 30, 2003	Expiry Date
Canadian Recovery Recovery Inc.(1)	125,000	$0.60	Nil	Dec 31/07
John Royall, VP Business Development	100,000	$0.60	Nil	Dec 31/07
Bernard Barlin, Director	25,000	$0.60	Nil	Dec 31/07
Gordon Steblin Chief Financial Officer	50,000	$0.60	Nil	Dec 31/07
Taryn Downing, Corporate Secretary	50,000	$0.60	Nil	Dec 31/07
Lindsay Bottomer, Director	25,000	$0.60	Nil	Dec 31/07

TOTAL	375,000

(1)

Canadian Gravity Recovery Inc. is a wholly-owned company of Harry Barr.

The following table sets out the financial value of options exercised during the Company’s most recently completed financial year by the Executive Officers.

Options Exercised During the Financial Year, as of April 30, 2003 were as follows:

Date of Grant	Amount Exercised	Date Exercised	Price Exercised

April 20, 1999	50,000	December 23, 2002	$0.60
August 17, 1998	11,000	March 3, 2003	$0.47

TOTAL	61,000

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Executive Officers were eligible to participate.

Pursuant to regulatory requirements, stock options granted and amended to Insiders as defined in the Securities Act (British Columbia) are required to be ratified by the shareholders of the Company.  Accordingly, the shareholders of the Company will be asked to approve, ratify and confirm the following options granted to Insiders and directors of the Company.

B.

Compensation

Summary Compensation Table

The compensation for each Named Executive Officer is as set out below:

Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation(1) ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted ShareUnits ($)	LTIP Payouts ($)	All Other Compen-sation ($)

Harry Barr	2003	-	-	69,120	125,000	-	-	-
President	2002	-	-	65,280	Nil	-	-	-
& CEO	2001	-	-	64,400	309,000	-	-	-
John Royall	2003	-	-	108,640	100,000	-	-	-
VP, Business	2002	-	100,000	111,200	30,000	-	-	-
Development	2001	-	-	101,572	80,000	-	-	-

(1)

Consulting fees

Compensation of Executive Officers

See above summary compensation table.

Long Term Incentive Plan Awards Table

The Corporation does not have a long-term incentive plan for its executive officers.

Termination of Employment, Change in Responsibilities and Management Contracts

The Corporation has a management agreement (the “Management Agreement”) dated August 27, 1999 with Canadian Gravity Recovery Inc., a company incorporated under the laws of the Province of British Columbia of which Harry Barr is the sole beneficial shareholder. The Management Agreement is for a term of three years, subject to provisions for termination (as Mr. Barr is a key man of the Corporation the contract provides approximately one month of notice or payment in lieu for each two months of service assuming the entire period is served, but only if the Corporation terminates the contract without cause). During the year, this agreement expired, however, the Company continues to pay $5,760 on month to month basis.  The company plans to renew the contract for an additional three years in due course.

Compensation Committee

The Compensation Committee is comprised of Harry Barr, Lindsay Bottomer and Bernard Barlin.  Mr. Barr is a “related” Director and Mr. Bottomer and Mr. Barlin are “unrelated” Directors.  The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Corporation's executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Corporation, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Corporation does not currently offer long-term incentive plans or pension plans to its senior officers.

Compensation to Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.

The Company’s Audit Committee is comprised of Barr, Bottomer, and Barlin.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee review the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Company’s general approach to corporate governance is summarized below.  The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the ”Exchange Guidelines”).  More detailed information regarding the Company’s compliance with the fourteen (14) specific Exchange Guidelines is set out in Schedule “A” hereto.

The Board is currently composed of four directors.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “unrelated” directors.  An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, two are considered by the Board to be “unrelated” within the meaning of the Exchange Guidelines.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by the Business Corporations Act (Alberta), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Meetings of the Board

The Board plans to meet at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against a previously established plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company’s financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

Committee Responsibilities and Activities

Committees of the Board are an integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Harry Barr, Bernard Barlin, and Lindsay Bottomer.  Mr. Barr is a “related” Director, and Mr. Barlin and Mr. Bottomer are “unrelated” Directors.  The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.  The board believes that Mr. Barr brings valuable knowledge and experience to the Audit Committee and that the composition of the Committee is appropriate.  The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Compensation Committee

The Compensation Committee is comprised of Harry Barr, Lindsay Bottomer and Bernard Barlin.  Mr. Barr is a “related” Director and Mr. Bottomer and Mr. Barlin are “unrelated” Directors.  The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America  and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually.  Currently, the members are Harry Barr, Lindsay Bottomer, and Bernard Barlin who also constitute the Company’s Audit Committee.

Nomination and Assessment

The Board determines new nominees to the Board, although a process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

Options and Stock Appreciation Rights (SARS)

The following Options/SARs were granted to Named Executive Officers in the most recently completed financial year.

Name	Securities Under Option/SARS Granted (#)	% of Total Options/SARS Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Canadian Gravity Recovery Inc.(1)	125,000	12.5%	$0.60	$0.55	Dec 31/07
John Royall	100,000	10.0%	$0.60	$0.55	Dec 31/07
	225,000	22.5%

(1)

Canadian Gravity Recovery Inc. is a private company wholly-owned by Harry Barr.

No Options/SARs were exercised by any Named Executive Officer during the most recently completed financial year.

D.

Employees

During the fiscal year ended April 30, 2003, the Company had two part time employees and 10 consultants.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	# of Common shares held at Aug 22, 2003	# of Options	Date of Grant	Exercise Price	Expiry Date

Harry Barr 293020 BC Ltd. Canadian Gravity Recovery Inc.	1,462,817	53,000 270,000 39,000 125,000	Feb 29/00 May 3/00 Dec 15/00 Dec 31/02	$0.83 $0.60 $0.60 $0.60	Feb 29/00 May 3/05 Dec 15/05 Dec 31/07

John Royall	332,856	194,000 30,000 50,000 30,000 100,000	Feb 29/00 May 3/00 Dec 15/00 Dec 21/01 Dec 31/02	$0.83 $0.60 $0.60 $0.60 $0.60	Feb 29/00 May 3/05 Dec 15/05 Dec 21/06 Dec 31/07

Lindsay Bottomer	0	15,000 10,000 25,000	Dec 15/00 Dec 21/01 Dec 31/02	$0.60 $0.60 $0.60	Dec 15/05 Dec 21/06 Dec 31/07

Bernard Barlin	3,500	15,000 10,000 10,000 25,000	May 3/00 Dec 15/05 Dec 21/01 Dec 31/02	$0.60 $0.60 $0.60 $0.60	May 3/05 Dec 15/05 Dec 21/06 Dec 31/07

Taryn Downing	14,647	51,000 30,000 30,000 25,000 50,000	Feb 29/00 May 3/00 Dec 15/00 Dec 21/01 Dec 31/02	$0.83 $0.60 $0.60 $0.60 $0.60	Feb 29/00 May 3/05 Dec 15/05 Dec 21/06 Dec 31/07

Gordon Steblin	14,647	36,000 30,000 25,000 50,000	Feb 29/00 Dec 15/00 Dec 21/01 Dec 31/02	$0.83 $0.60 $0.60 $0.60	Feb 29/00 Dec 15/05 Dec 21/06 Dec 31/07

(1)

293020 BC Ltd. is a wholly-owned company of Mr. Harry Barr.

(2)

Canadian Gravity Recovery Inc. is a wholly-owned company of Mr. Harry Barr

Performance Shares and Escrowed Shares

The Company is authorized to issue an unlimited number of Common Shares (the “Common Shares”) and an unlimited number of preferred shares, issuable in series (the “Preferred Shares”).  The Preferred Shares are issuable in series and shall have designation, rights, privileges, voting rights, restrictions and conditions as the Directors may determine.  The Preferred Shares shall rank in preference to the Common Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up.

All shares held in escrow were deposited with the Trustee, pursuant to an escrow agreement which provided, in addition to the provisions set forth above, that all voting rights attached to escrowed securities exercised by the registered holder of the shares.

Upon the Company completing a major transaction, other than a private placement, 1/3 of the escrowed securities were released on each of the first, second and third anniversary dates of the completion of the major transaction.

Under US GAAP, a compensation benefit may arise to the holders of escrowed shares when released, if the release is based on a performance criteria of the Company or the stock.  The compensation benefit would be based on the difference between the fair market value at the time of release and the share price.

All shares have been released from escrow.

Harry Barr, Bernard Barlin, and Taryn Downing are also Directors of CanAlaska Ventures Ltd. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of CanAlaska Ventures Ltd.

Harry Barr, Bernard Barlin and Taryn Downing are also Directors of Freegold Ventures Limited and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Freegold Ventures Limited.

STOCK OPTIONS

Options and Stock Appreciation Rights (SARS)

Grants During the Most Recently Completed Financial Year

During the year ended April 30, 2003, there were 1,000,000 options granted, no options amended and no options cancelled to Directors, officers, consultants, and employees pursuant to the Company’s Stock Option Plan.  As of April 30, 2003 there were 2,901,500 outstanding options issued under the Company’s Stock Option Plan.

The following Options/SARs were granted to Named Executive Officers in the financial year ended April 30, 2003.

(a)

Options/SARs Grants During The Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Canadian Gravity Recovery Inc.(1)	125,000	12.5%	$0.60	$0.55	Dec 31/07
John Royall	100,000	10%	$0.60	$0.55	Dec 31/07

(1)Canadian Gravity Recovery Inc. is a wholly-owned company of Harry Barr.

(b)

Options granted to Directors, non-executive insiders and others in the financial year:

Optionee	Date of Grant	Number of Shares Subject to Option	Exercise Price	Date of Expiry

Employees/Consultants	Dec 31/02		$0.60	Dec 31/07
Directors/Officers	Dec 31/02		$0.60	Dec 31/07
		1,000,000

Subsequent to year-end 100,000 stock options were granted to a non-executive.  As of August 22, 2003 3,001,500 stock options were outstanding.

(c)

Options/SARs exercised by Directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Exercised	Date Of Grant	Exercise Price	Date Of Expiry
Lindsay Bottomer	11,000	Aug 17/98	$0.47	Aug 7/03
Colin Bird	50,000	Apr 20/99	$0.60	Apr 20/04

(d)

Options/SARs cancelled by Directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Cancelled	Date Of Grant	Exercise Price	Date Of Expiry
Nil

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 4,114,207 to 4,689,984 shares.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX.  Both shareholder approval and TSX approval are required before the amendment to the Plan may be implemented.

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 4,689,984 shares.

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendments to incentive stock options granted to the individuals in the chart above.   Any such amendments will also require the prior approval of the TSX before they may be implemented.

Pursuant to the policies of the TSX, the Company is required to obtain disinterested shareholder approval to any amendments made to incentive stock options granted by the Company, including but not limited to changes in the exercise price or the expiry date of such options.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons as at August 22, 2003.

Name	Number of Shares as at August 22, 2003	Percentage of Outstanding Shares at at August 22, 2003
CDS & Co. 25 The Esplanade PO Box 1038 Stn A Toronto, Ontario M5W 1G5	17,887,251	76.3%
Harry Barr(1) 2303 West 41st Avenue Vancouver, British Columbia V6M 2A3	1,462,817	6.2%

(1) Of the 1,462,817 Common Shares owned by Harry Barr 371,500 Common Shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr, 1,043,670 Common Shares owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr, and the remaining 47,647 Common Shares owned by Harry Barr.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2003, or proposed material transactions between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members or any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families:

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors of major shareholders of the Company and enterprises that have a member of key management in common with the Company.

Office Lease

The Company entered into an office space lease agreement with a private Company controlled by a n officer and director being Harry Barr ..  The lease is for a period of five years commencing July 1, 2000 with an annual basic rent of $32,760.

C.

Interests of Experts and Counsel

Not Applicable

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual statement contains consolidated financial statements for the Company for fiscal year end April 30, 2003 which contains an audit report dated July 1, 2003.

B.

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Since December 19, 1997, the Common Shares of the Company have been listed on the Toronto Venture Exchange and from June 8, 2001 the Common Shares of the Company have been listed on the Toronto Stock Exchange.

Year Ended April 30	High ($)

First Quarter July 2000	$2.70
Second Quarter Oct 2000	$1.59
Third Quarter Jan 2001	$0.95
Fourth Quarter Apr 2001	$1.47

First Quarter July 2001	$1.14
Second Quarter Oct 2001	$0.72
Third Quarter Jan 2002	$0.70
Fourth Quarter Apr 2002	$0.98

First Quarter July 2002	$0.75
Second Quarter October 2002	$0.65
Third Quarter January 2003	$0.62
Fourth Quarter April 2003	$0.62

The annual high and low market prices for the most recent full financial years:

	High	Low

May 2003 – April 2003	$0.75	$0.40
May 2001 – April 2002	$1.14	$0.40
May 2000 – April 2001	$2.70	$0.49
May 1999 – April 2000	$4.15	$0.30
May 1998 – April 1999	$0.73	$0.31

High and Low market prices for the most recent six months:

	High	Low

July 2003	$0.50	$0.44
June 2003	$0.58	$0.42
May 2003	$0.49	$0.40
April 2003	$0.53	$0.42
March 2003	$0.55	$0.45
February 2003	$0.62	$0.50

High and Low market prices for the first trading day in the most recent six months:

	High	Low

July 2003	$0.49	$0.465
June 2003	$0.475	$0.475
May 2003	$0.45	$0.42
April 2003	$0.47	$0.47
March 2003	$0.51	$0.51
February 2003	$0.57	$0.55

On April 30, 2003 the closing sale price of the Common Shares on the Exchange was $0.42 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration.

As at August 22, 2003 there was no active trading market for the Common Shares in the United States, although United States residents may purchase Common Shares in Canada.  The following table indicates the approximate number of record holders of Common Shares at August 22, 2003, the number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares so held in the United States.  On August 22, 2003, 23,449,923 Common Shares were outstanding.

Total Number of Registered Holders	Number of Registered U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares As at Aug 22/03

57	7	743,100	3.2%

A substantial number of Common Shares are held by depositaries, brokerage firms and financial institutions in "street names".

The computation of the number and percentage of Common Shares held in the United States is based upon the number of Common Shares held by record holders with United States addresses.  United States residents may beneficially own Common Shares held of record by non-United States residents.

B.

Plan of Distribution

Not Applicable

C.

Markets

The Company’s common shares have traded on the Toronto Venture Exchange since December 19, 1997 under the trading symbol “PFN” and on the Toronto Stock Exchange from June 8, 2001 under the trading symbol “PFN” and on the OTCBB from August 30, 2001 under the trading symbol “PAWEF”.

D.

Selling Shareholders

Not Applicable

E.

Dilution

Not Applicable

F.

Expenses of the Issue

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of August 22, 2003, the Company has 23,449,923 common shares without par value issued and outstanding which are fully paid.

B.

Memorandum and Articles of Association

Pacific North West Capital Corp. ("PFN" or the "Company") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 29, 1996.  The Company amended its articles by certificate of amendment dated October 22, 1997 to remove the private company restrictions.

The Company's executive office is located at 2303 West 41st Avenue, Vancouver, British Columbia Canada V6M 2A3 and its registered office is located at 1000 Canterra Tower, 400 Third Ave, SW, Calgary, Alberta T2P 4H2.  The Company is a reporting issuer in the Province of Alberta, British Columbia, Ontario, and Newfoundland, Canada.  Its common stock (the "Common Shares") has been listed on the Canadian Venture Exchange since December 19, 1997 and the Toronto Stock Exchange since June 8, 2001.

C.

Material Contracts for the year ended April 30, 2003

1.

River Valley Joint Venture Agreement dated December 14, 2001 between Kaymin Resources Limited and Pacific North West Capital Corp.

*Note:  Kaymin Resources Limited had completed it’s requirements to earn a 50% interest in the property December 14, 2001; however formal execution of the Joint Venture Agreement was completed during the most recently completed financial year.

2.

Union Bay Property Option Agreement dated October 1, 2002 between Freegold Ventures Limited, Freegold Recovery USA, Inc. and Pacific North West Capital Corp.

3.

Amendment Agreement to the Financial Advisory Agreement dated June 5, 2002 is made as of November 6, 2002 between Pacific North West Capital Corp. and Loewen Ondaatje McCutcheon Limited.

4.

Amendment Agreement to the Union Bay Property Option Agreement dated October 1, 2002 is made as of April 2, 2003 between Freegold Ventures Limited, Freegold Recovery USA, Inc. and Pacific North West Capital Corp.

5.

Union Bay Joint Venture Agreement dated May 21, 2003 between Freegold Ventures Limited, Freegold Recovery USA, Inc., Pacific North West Capital Corp. and Lonmin PLC.

6.

Glitter Lake Agreement dated August 15, 2003 between Pacific North West Capital Corp. and CanAlaska Ventures Ltd.

Material Contracts previously submitted:

1.

Letter of Intent dated June 21, 2001 between New Millennium Metals Corp. and the Company.

2.

Sublease Agreement dated July 1, 2000 between Canadian Gravity Recovery Inc. and the Company.

3.

Option Agreement dated August 15, 2000 between New Millennium Metals Corp. and the Company.

4.

Acknowledgement and Confirmation between New Millennium Metals Corp., Greg Campbell Donald Hawke and the Company.

5.

Amendment Agreement dated October 6, 2000 to the agreement dated June 30, 1998 as amended September 15, 1998 and August 30, 1999 between Goldwright Explorations and the Company.

6.

Amendment Agreement dated October 13, 2000 between Consolidated Venturex and the Company to the agreement dated February 5, 1999 as amended September 30, 1999.

7.

Agnew Lake Heads of Agreement dated December 19, 2000 between Kaymin Resources, New Millennium Metals Corp. and the Company.

8.

Letter Agreement dated January 19, 2001 between Donald Hawke, Greg Campbell and the Company.

9.

Amendment dated March 20, 2001 to the Letter Agreement dated January 19, 2001 between Donald Hawke, Greg Campbell and the Company.

10.

Agnew Lake Farm In Agreement dated May 25, 2001 between Kaymin Resources, New Millennium Metals Corp. and the Company.  The effective date of this agreement is July 9, 2001.

11.

Letter Agreement dated June 6, 2001 between Ernie Black and the Company.

1.

Amendment dated August 16, 2001 to the Option Agreement dated August 15, 2000 between New Millennium Metals Corp. and the Company

13.

Letter Agreement dated August 16, 2001 between the Company and New Millenium Metals Corporation.

14.

Letter Agreement dated September 4, 2001 between the Company and Mr. George Beith.

15.

Memorandum of Understanding dated October 12, 2001 between the Company and New Millenium Metals Corporation, ProAm Explorations Corporation and underlying vendor Mr. James Edwards Bond.

16.

Property Option Agreement between the Company and Gerald Harper and Graham Wilson dated November 15, 2001.

17.

Letter Agreement between the Company and International Freegold Mineral Development Inc. dated November 16, 2001.

18.

Financial Advisory Agreement between the Company and Loewen, Ondaatje, McCutcheon Limited effective June 5, 2002.

1.

Financial Advisory Agreement between the Company and Otis-Mandy Financial Communications dated July 15, 2002.

D.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada).  The following summarizes the material features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada".  The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act.  Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control.  Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business be divested.  Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

E.

Taxation

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” below).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United Sates or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, or foreign corporations whose ownership of common shares of the Company is not effectively connected with conduct on a trade or a business in the United States, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders subject to the alternative minimum tax, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% (or 80%) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% (or 20%) of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Information Reporting and Backup Withholding

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital.

Currency Exchange Gains or Losses

U.S. Holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. Holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a U.S. Holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transaction generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal  year ended April 30,1997 and the fiscal years ended from April 30,1998 through April 30,200 2 . There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of classes of stock entitled to vote of such foreign corporation. (See more detailed discussion at “Controlled Foreign Corporation” below).

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company’s common shares cease to be marketable, as specifically defined, or the Secretary of the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to the Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example, under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

If the Company is classified as a PFIC, U.S. Holders who do not make timely QEF Elections (as discussed above) will be subject to a number of special tax rules. For example, gains recognized on disposition of the Company stock or the receipt of an “excess distribution” from the Company is (i) treated as if it were ordinary income earned  ratably on each day of the period the U.S. Holder owns shares of the Company at the highest marginal rate in effect during the period in which it was deemed included and (ii) subject to an interest charge as if the resulting tax had actually been due in such earlier year or years (An excess distribution is the amount of any distribution received by the U.S. Holder during the taxable year that exceeds 125% of the immediately preceding three year average of distributions received from the Company, subject to certain adjustments.) Proposed Regulations broadly define a disposition to include any transaction or event that constitutes an actual or deemed transfer of property for any purpose under the Code, including (but not limited to) a sale, exchange, gift, transfer at death, and the pledging of PFIC stock to secure a loan. If the tax described above is not imposed on transfer at death, the recipient of the PFIC stock receives a basis in the transferred stock equal to the lessor of the fair market value or the adjusted basis of the stock in the hands of the U.S. Holder immediately before death. Finally, the foregoing rules will continue to apply with respect to a U.S. Holder who held the stock of the Company while the Company met the definition of a PFIC even if the Company ceases to meet the definition of a PFIC.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares of the Company (“United States Shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

Material Canadian Federal Income Tax Consequences

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company.

The following is a general discussion of certain possible Canadian federal income tax consequences, under current law, generally applicable to a non-resident of Canada (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described above as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any provincial, local or foreign tax consequences.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares. Under the 1995 Protocol amending the Canada-US Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Capital Gains

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s-length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.

A Holder who is resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or ( c) the Holder (i) was a resident of Canada at any time within the ten years immediately the disposition and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident of Canada.

A Holder who is subject to Canadian tax in respect of a capital gain on disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

F.

Dividends and Paying Agents

The Company has not declared or paid any dividends on its outstanding Common Shares since its inception and does not anticipate that it will do so in the foreseeable future.  The declaration of dividends on the Common Shares of the Company is within the discretion of the Company's Board of Directors and will depend upon the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company.  At the present time the Company's anticipated capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the further development of its business.

G.

Statements by Experts

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Any documents referred to in this Annual Statement may be inspected at the head office of the Company, 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3, during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

PFN New Zealand Limited

Pacific North West Capital Corp. USA

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2002, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company of any of its significant subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not Applicable

ITEM 15.

[Reserved]

ITEM 16.

[Reserved]

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 9 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

Description of Document

Cover Sheet

Management’s Responsibility for Financial Reporting

Auditor’s Report dated July 1, 2003

Balance Sheet as at April 30, 2003 and 2002

Statements of Loss and Deficit for the Fiscal Year Ended

April 30, 2003, 2002 and 2001

Statements of Cash Flows for the Fiscal Years Ended

April 30, 2003, 2002, and 2001

Notes to the Financial Statements

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of Pacific North West Capital Corp. for the year ending April 30, 2003, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

1.

I have reviewed this annual report on Form 20F of Pacific North West Capital Corp.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within  those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the ”Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

1.

The registrants’ other certifying officers and I have disclosed, based on our more recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

i.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

ii.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED:

September 10, 2003

PACIFIC NORTH WEST CAPITAL CORP.

Per:

“Harry Barr”

Harry Barr

Chief Executive Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of Pacific North West Capital Corp. for the year ending April 30, 2003, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

1.

I have reviewed this annual report on Form 20F of Pacific North West Capital Corp.;

a)

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

b)

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

c)

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within  those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the ”Evaluation Date”); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

a)

The registrants’ other certifying officers and I have disclosed, based on our more recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

i.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

ii.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATED:

September 10, 2003

PACIFIC NORTH WEST CAPITAL CORP.

Per:

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific North West Capital Corp. (the “Company”) on Form 20F for the period ended April 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry Barr, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Harry Barr

“Harry Barr”

Chief Executive Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific North West Capital Corp. (the “Company”) on Form 20F for the period ended April 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Gordon Steblin

“Gordon Steblin”

Chief Financial Officer

PACIFIC NORTH WEST

CAPITAL CORP.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

30 APRIL 2003 and 2002

STALEY, OKADA & PARTNERS

Chartered Accountants

INDEPENDENT AUDITORS’ REPORT

To the Directors of Pacific North West Capital Corp.:

We have audited the balance sheet of Pacific North West Capital Corp. (An Exploration Stage Company) as at 30 April 2003 and 2002 and the statements of changes in shareholders’ equity, loss and cash flows for the years ended 30 April 2003, 2002 and 2001.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Canada.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at 30 April 2003 and 2002 and the changes in shareholders’ equity, results of its operations and its cash flows for the years ended 30 April 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

The statements of loss and cash flows for the period from inception, 29 May 1996, to 30 April 1999 were reported on by other auditors.

“Staley, Okada & Partners”

Surrey, B.C.	STALEY, OKADA & PARTNERS
1 July 2003, except as to Note 4bvi which is as of 31 July 2003 and Note 4h which is as of 15 August 2003	CHARTERED ACCOUNTANTS

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 1
Balance Sheet
As at 30 April
Canadian Funds

ASSETS	2003	2002
Current
Cash	$1,173,605	$3,026,952
Accounts receivable	23,544	98,402
Investments (Note 3)	157,500	9,000
Due from River Valley Joint Venture	28,851	-
	1,383,500	3,134,354
Restricted Cash - Flow-Through (Note 7a)	-	115,012
Mineral Property Costs - Schedule (Note 4)	330,172	286,816
Capital Assets (Note 5)	71,858	78,496
	$1,785,530	$3,614,678

LIABILITIES
Current
Accounts payable and accrued liabilities	$37,682	$35,081
Cash call payable (Notes 4b and e)	260,362	1,396,919
	298,044	1,432,000
Commitments (Note 9)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
21,165,701 (20,334,534) common shares	6,587,594	6,110,853
Contributed Surplus (Note 7bii)	151,725	-
Deficit - Statement 2	(5,251,833)	(3,928,175)
	1,487,486	2,182,678
	$1,785,530	$3,614,678

ON BEHALF OF THE BOARD:

“Harry Barr”____________________, Director

“John Royall”_  _________________, Director

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 2
Statement of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Balance - 30 April 2000	16,089,125	$3,783,899	$-	$(1,428,310)	$2,355,589
Issuance of shares for:
- Private placements	1,760,305	912,750	-	-	912,750
- Properties	105,000	76,900	-	-	76,900
- Exercise of options	222,150	83,357	-	-	83,357
- Exercise of warrants	1,180,900	659,360	-	-	659,360
Share issuance costs	-	(2,286)	-	-	(2,286)
Loss for the year	-	-	-	(1,077,730)	(1,077,730)
Balance - 30 April 2001	19,357,480	5,513,980	-	(2,506,040)	3,007,940
Issuance of shares for:
- Private placements	355,302	203,750	-	-	203,750
- Properties	316,000	208,060	-	-	208,060
- Exercise of options	120,000	68,600	-	-	68,600
- Exercise of warrants	170,661	116,463	-	-	116,463
Share issuance costs	15,091	-	-	-	-
Loss for the year	-	-	-	(1,422,135)	(1,422,135)
Balance - 30 April 2002	20,334,534	6,110,853	-	(3,928,175)	2,182,678
Issuance of shares for:
- Private placements	416,667	250,000	-	-	250,000
- Properties	337,000	202,380	-	-	202,380
- Exercise of options	61,000	35,170	-	-	35,170
- Exercise of warrants	16,500	11,050	-	-	11,050
Share issuance costs	-	(21,859)	-	-	(21,859)
Stock compensation costs	-	-	151,725	-	151,725
Loss for the year	-	-	-	(1,323,658)	(1,323,658)
Balance - 30 April 2003	21,165,701	$6,587,594	$151,725	$(5,251,833)	$1,487,486

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 3
Statement of Loss
Canadian Funds

Cumulative from Inception (29 May 1996) to

Years Ended April 30

	30 April 2003	2003	2002	2001
General and Administration Expenses
Consulting fees (Note 7bii)	$924,937	$434,590	$187,273	$149,942
Investor and shareholder relations	1,280,379	330,090	345,208	274,987
Travel, lodging and food	648,029	170,305	172,102	123,891
Salaries and benefits	203,255	83,217	66,466	40,584
Management fees	257,400	69,120	65,280	64,400
Rent	186,727	57,746	53,746	46,735
Office	235,212	57,101	55,041	53,676
Accounting and audit	269,724	56,600	64,641	71,218
Transfer agent and regulatory fees	222,875	43,444	93,014	35,821
Telephone and utilities	131,673	30,383	26,767	50,863
Amortization	47,638	17,935	16,840	10,044
Legal	194,271	9,241	20,589	21,297
Insurance, licenses and fees	23,339	2,837	4,968	2,487
Interest and bank charges	28,156	2,003	5,290	2,771
Business development	157,449	-	-	-
Commissions	92,376	-	-	-

Loss Before the Undernoted	(4,903,440)	(1,364,612)	(1,177,225)	(948,716)
Mineral property costs written off	(1,401,275)	(327,471)	(528,190)	(443,347)
Investments written down	(72,000)	(16,500)	(55,500)	-
Interest on flow-through funds	(17,815)	-	-	(17,815)
Gain on River Valley acquisition recovery	31,499	31,499	-	-
Interest and other income	303,653	47,597	93,046	93,816
Quebec exploration tax credit	68,622	68,622	-	-
Project management fees	738,923	237,207	245,734	238,332

Loss for the Period	$(5,251,833)	$(1,323,658)	$(1,422,135)	$(1,077,730)

Loss per Share – Basic and Diluted		$(0.06)	$(0.07)	$(0.06)

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 4
Statement of Cash Flows
Canadian Funds

Cumulative from Inception (29 May 1996) to

Years Ended April 30

Cash Resources Provided By (Used In)	30 April 2003	2003	2002	2001
Operating Activities
Loss for the period	$(5,251,833)	$(1,323,658)	$(1,422,135)	$(1,077,730)
Items not affecting cash
Mineral property costs written off	1,401,275	327,471	528,190	443,347
Gain on River Valley acquisition recovery	(31,499)	(31,499)	-	-
Investments written down	72,000	16,500	55,500	-
Stock compensation costs	151,725	151,725	-	-
Amortization	47,638	17,935	16,840	10,044
Changes in non-cash working capital	(14,713)	48,608	(41,720)	(45,984)
	(3,625,407)	(792,918)	(863,325)	(670,323)
Investing Activities
Purchase of investments	(215,000)	(165,000)	-	-
Mineral property costs	(9,207,046)	(1,395,570)	(3,869,593)	(2,399,980)
Option payment received - Kaymin Resources Limited	819,500	259,500	260,000	-
Option payment received - Consolidated Venturex Holdings Ltd.	27,500	-	-	-
Kaymin Resources Limited advance	7,208,453	999,122	3,466,220	1,877,955
Costs recovered - Consolidated Venturex Holdings Ltd.	202,360	-	-	-
Cash call payable	260,362	(1,136,557)	1,179,304	190,596
Purchase of capital assets	(119,496)	(11,297)	(28,786)	(52,748)
	(1,023,367)	(1,449,802)	1,007,145	(384,177)
Financing Activities
Due to related parties	-	-	(5,122)	21,688
Share capital issued, net of issuance costs	5,822,379	274,361	388,813	1,653,181
	5,822,379	274,361	383,691	1,674,869

Net Increase in Cash	1,173,605	(1,968,359)	527,511	620,369
Cash position - Beginning of period	-	3,141,964	2,614,453	1,994,084
Cash Position - End of Period	$1,173,605	$1,173,605	$3,141,964	$2,614,453

Cash Position Consists of:
Cash	$1,173,605	$1,173,605	$3,026,952	$2,614,453
Restricted cash	-	-	115,012	-
	$1,173,605	$1,173,605	$3,141,964	$2,614,453

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$765,215	$202,380	$208,060	$76,900
Stock compensation costs	$151,725	$151,725	$-	$-
Shares received from Consolidated Venturex Holdings Ltd.	$14,500	$-	$-	$-

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule

Schedule of Mineral Property Costs For the Years Ended 30 April Canadian Funds

2003

	Acquisition Costs	Exploration Costs	Total	2002 Total
Ontario Properties
River Valley
Option payments	$91,500	$-	$91,500	$151,500
Drilling	-	-	-	1,101,042
Assays and geochemical	-	-	-	525,644
Engineering and geological consulting	-	-	-	353,170
Field expenses	-	-	-	214,915
Sampling	-	-	-	54,749
Geophysics	-	-	-	25,157
Equipment	-	-	-	11,718
Option payments received - Kaymin	-	-	-	(60,000)
Kaymin advances	(259,500)	-	(259,500)	(2,286,395)
	(168,000)	-	(168,000)	91,500
Goldwright
Drilling	-	-	-	48,721
Engineering and geological consulting	-	-	-	14,437
Assays and geochemical	-	-	-	12,637
Field expenses	-	-	-	4,109
Geophysics	-	-	-	955
Kaymin advances	-	-	-	(80,859)
	-	-	-	-
Razor
Kaymin advances	-	-	-	(3,000)

Western Front
Option payments	-	-	-	42,600
Engineering and geological consulting	-	-	-	24,388
Geophysics	-	-	-	16,069
Field expenses	-	-	-	9,283
Assays and geochemical	-	-	-	6,193
Kaymin advances	-	-	-	(98,532)
	-	-	-	1
Agnew Lake
Drilling	-	539,405	539,405	149,791
Engineering and geological consulting	-	207,266	207,266	219,625
Assays and geochemical	-	131,007	131,007	137,124
Option payments, net of recovery	122,500	-	122,500	105,500
Field expenses	-	108,869	108,869	157,851
Geophysics	-	30,788	30,788	41,326
Bonus	-	-	-	100,000
Excavating and sampling	-	-	-	27,900
Staking	-	-	-	6,318
Option payments received - Kaymin	-	-	-	(200,000)
Kaymin advances	-	(1,010,781)	(1,010,781)	(950,577)
	122,500	6,554	129,054	(205,142)
Balance Carried Forward	$(45,500)	$6,554	$(38,946)	$(116,641)

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Schedule of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2003
	Acquisition Costs	Exploration Costs	Total	2002 Total
Balance Forward	$(45,500)	$6,554	$(38,946)	$(116,641)
Ontario Properties - Continued
ProAm
Kaymin repayment (advances)	11,659	-	11,659	(46,857)
Option payments, net of recovery	4,780	-	4,780	11,660
Geophysics	-	-	-	26,098
Geological	-	-	-	9,100
	16,439	-	16,439	1
Thunder Bay
Drilling	-	68,064	68,064	-
Geophysical	-	14,734	14,734	-
Field expenses	-	13,321	13,321	2,534
Engineering and geological consulting	-	10,199	10,199	10,986
Assays	-	6,151	6,151	-
Staking	-	-	-	19,911
Option payments	-	-	-	18,100
	-	112,469	112,469	51,531
Platina
Engineering and geological consulting	-	-	-	27,546
Field expenses	-	-	-	20,049
Assay and geochemical	-	-	-	10,890
	-	-	-	58,485
Sudbury - General
Engineering and geological consulting	-	89,750	89,750	99,970
Field expenses	-	13,118	13,118	15,874
Assays and geochemical	-	6,132	6,132	660
	-	109,000	109,000	116,504
Quebec Properties
Glitter Lake
Field expenses	-	36,310	36,310	-
Engineering and geological consulting	-	15,110	15,110	-
Staking	2,047	-	2,047	-
Assay	-	1,641	1,641	-
	2,047	53,061	55,108	-
Schefferville
Engineering and geological consulting	-	-	-	85,969
Field expenses	-	-	-	56,502
Option payments	-	-	-	34,200
Staking	-	-	-	34,052
Assays and geochemical	-	-	-	10,577
Finder’s fee	-	-	-	10,000
Quebec exploration tax credit	-	(68,622)	(68,622)	-
	-	(68,622)	(68,622)	231,300
Balance Carried Forward	$(27,014)	$212,462	$185,448	$341,180

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Schedule of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2003
	Acquisition Costs	Exploration Costs	Total	2002 Total
Balance Forward	$(27,014)	$212,462	185,448	$341,180
Newfoundland Property
Engineering and geological consulting	-	-	-	1,087
Assessment refund	-	-	-	(14,700)
	-	-	-	(13,613)
Nunavut Property
Engineering and geological consulting	-	-	-	23,866

Alaska Properties
Union Bay
Option payment	17,100	-	17,100	-
Engineering and geological consulting	-	10,174	10,174	-
Field expenses	-	709	709	-
	17,100	10,883	27,983	-
Kane
Engineering and geological consulting	-	4,902	4,902	-
Field expenses	-	2,901	2,901	-
	-	7,803	7,803	-
Alaska - General
Engineering and geological consulting	-	24,700	24,700	-
Field expenses	-	21,247	21,247	-
Assay	-	3,525	3,525	-
	-	49,472	49,472	-

Costs for the Period	(9,914)	280,620	270,706	351,433
Balance – Beginning of period	253,414	33,402	286,816	463,573
Mineral property costs written off	(43,011)	(284,460)	(327,471)	(528,190)
Quebec exploration tax credit	-	68,622	68,622	-
Gain on River Valley acquisition recovery	31,499	-	31,499	-
Balance - End of Period	$231,988	$98,184	$330,172	$286,816
- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

1.

Significant Accounting Policies

a)

Cash

For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The company places its cash and cash investments with institutions of high-credit worthiness.

b)

Investments

Investments are recorded at the lower of cost or market value.   Investments are written down to market value when the decline in market value is deemed to be other than temporary.

c)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received on the sale of a resource property, on option payments received or on exploration advances received are treated as a reduction of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

d)

Option Agreement

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements.  Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as resource property costs or recoveries when the payments are made or received.

e)

Joint Ventures

Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

1.

Significant Accounting Policies - Continued

f)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

g)

Mineral Exploration Tax Credits (“METC”)

The company recognizes METC amounts when the company’s METC application is approved by Canada Customs and Revenue Agency auditors or when the amount to be received can be reasonably estimated and collection is reasonably assured.

h)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provides amortization for furniture and office equipment and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rate is taken in the year of acquisition.

i)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

j)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

1.

Significant Accounting Policies - Continued

k)

Stock Based Compensation - Change in Accounting Policy

During the year, the company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 May 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a Company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

l)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

2.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, restricted cash, accounts payable and cash call payable.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

3.

Investments

Details are as follows:

2003	2002

	Book Value	Market Value	Book Value
412,500 (2002 - NIL) common shares of Freegold Ventures Limited (“Freegold”) (i)	$148,500	$148,500	$-
150,000 (2002 - 150,000) common shares of Consolidated Venturex Holdings Ltd. (“Venturex”)	9,000	10,500	9,000
250,000 (2002 - 250,000) common shares of Goldwright Explorations Inc. (“Goldwright”)	-	-	-
	$157,500	$159,000	$9,000

i)

Freegold is a related party as it has directors in common.

All three investments represent less than a 5% ownership of the respective companies.  During the prior year, the company wrote down it’s investments in Goldwright shares to $NIL and Venturex shares to $9,000.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties

a)

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances	Total 2003	Total 2002
Ontario Properties
River Valley Joint Venture	$1	$5,053,099	$(5,053,099)	$1	$136,502
Agnew Lake	168,500	1,964,523	(1,950,040)	182,983	58,927
ProAm	16,440	35,198	(35,198)	16,440	1
Sargesson and Kelly/Davis	27,900	11,954	-	39,854	39,854
Thunder Bay	-	-	-	-	51,531
Quebec Property - Glitter	2,047	53,061	-	55,108	-
Alaska Properties
Union Bay	17,100	10,883	-	27,983	-
Kane	-	7,802	-	7,802	-
Labrador Property	1	-	-	1	1
	$231,989	$7,136,520	$(7,038,337)	$330,172	$286,816

b)

River Valley Farm In and Joint Venture

By agreement dated 14 July 1999, the company granted to Kaymin Resources Limited (“Kaymin”), a wholly owned subsidiary of Anglo American Platinum Corporation Ltd., an option to earn up to a 65% interest in the company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property (Notes 4bi - 4bvi respectively), in the Sudbury Region of Ontario.  During the prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 on exploration on the properties.

As at 30 April 2003, the funds advanced by Kaymin less the exploration expenditures made, have been recorded as a cash call payable of $NIL (2002 - $1,087,225).

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest.

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

In a prior year, a finder’s fee of 150,000 common shares at a price of $0.40 per share was issued to a third party for this agreement.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

1.

Mineral Properties – Continued

b)

River Valley Farm In and Joint Venture - Continued

i)

River Valley Property

By agreement dated 15 January 1999 and amended 11 March 1999, the company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration, the company paid $265,000 and issued 600,000 common shares to the optionors.  In addition, minimum annual exploration expenditures of $100,000 were completed.

The property is subject to a 3% NSR.  The company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)

Goldwright Property

By agreement dated 30 June 1998 and subsequently amended, the company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by 31 May 2001.

Certain of the above claims are subject to a 2% NSR.

iii)

Frontier Property

The company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

iv)

Washagami Property

The company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Janes Townships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR.

v)

Razor Property

The company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm In and Joint Venture - Continued

vi)

Western Front Property

By agreement dated 16 November 2001, the company can acquire a 70% interest in certain mineral claims known as the Western Front property from a company (the “optionor”) with certain directors in common.

As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Within 5 business days of signing the agreement	(paid)	$5,000	-	$-
On or before 12 October 2001	(paid)	10,000	-	-
On or before 15 December 2001	(completed)	-	-	50,000
On or before 6 February 2002	(paid)	10,000	-	-
Within 15 days of receiving regulatory approval	(issued)	-	20,000	-
On or before 31 July 2002	(paid)	10,000	-	-
On or before 6 February 2003	(paid)	10,000	-	-
On or before 31 July 2003	* (paid)	10,000	-	-
Total		$55,000	20,000	$50,000

*  Payment made by the River Valley Joint Venture subsequent to year-end

The company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to 3% NSR.  The first 1% can be purchased for $1,000,000. The second 1% can be purchased for $2,000,000.  The company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

c)

Agnew Lake Property

By agreement dated 15 August 2000 and amended 16 August 2001, the company can acquire a 49.5% interest in certain mineral claims, known as the Agnew Lake property, located in the Shakespeare, Dunlop, Shibananing and Gough Townships, Sudbury Mining District, Ontario.  As consideration the company, at its option, must incur $500,000 of exploration expenditures on the property by 15 August 2004 and issue shares and make payments as follows:

			Option Payments	Shares
Upon execution of the agreement	(paid and issued)		$30,000	25,000
On or before 18 June 2001	(paid and issued)		35,000	25,000
On or before 31 October 2001	(issued)	(i)	-	75,000
On or before 22 December 2002	(paid)		35,000	-
Within 45 days of Kaymin (Note 4e) electing to proceed with 2002 exploration program	(issued)	(i)	-	75,000
On or before 22 December 2003			45,000	-
Within 45 days of Kaymin electing to proceed with 2003 exploration program	(issued)	(i)	-	75,000
On or before 22 December 2004			55,000	-
Within 45 days of Kaymin electing to proceed with 2004 exploration program		(i)	-	75,000
Total			$200,000	350,000

i)

The shares issued are to be valued at the 10 days trading average price prior to their dates of issuance.  The value of total shares issued is capped at a total value of $500,000.  The minimum price of the shares will be valued at $0.60 per share.

If Kaymin elects to fund the project beyond 2004, within 90 days of electing to proceed, the company, at its option, would be required to issue additional shares to make the accumulated value of all shares issued equal $500,000.

If Kaymin elects not to fund exploration beyond 2004, the company, at its option would be required to issue additional shares or incur exploration expenditure to make the accumulated value of all shares and exploration expenditure equal $500,000.

The property is subject to a 1% carried interest and up to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

d)

ProAm Property

By agreement dated 12 October 2001, the company and a third party (collectively “the optionees”) can acquire a 100% interest (50% each) in certain mineral claims, known as the ProAm property, located in the Dunlop and Shakespeare Townships, Sudbury Mining District, Ontario.  As consideration, the optionees, at their option, must collectively incur $400,000 of exploration expenditures on the property by 12 October 2005, make cash payments and issue shares as follows:

		Collective Payments	Company Shares
Within 10 days of signing the agreement	(paid and issued)	$8,000	6,000
On or before 12 October 2002	(paid and issued)	10,000	7,000
On or before 12 October 2003		12,000	8,000
		$30,000	21,000

In addition, the optionees must make an annual payment of $6,000 in pre-production royalties commencing 6 March 2005.

The cash and share payments above are included as part of the work commitment.  Share payments will be valued at the ten-day average trading price as at the relevant anniversary date of this agreement.

If the optionees terminate the agreement, the optionees must maintain the property in good standing for a further two years from the date of termination.

The property is subject to an underlying royalty to the original vendor of 2.5%.  The optionees may purchase 1.5% of this royalty for $1.6 million.  Upon exercising the 100% option, the optionor will receive a 0.75% NSR on the property.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

e)

Agnew Lake Farm In

By agreement dated 25 May 2001, the company and the underlying optionor collectively optioned to Kaymin up to a 60% interest (30% of the company’s interest) in the Agnew Lake property and the ProAm property (Note 4c and d), located in the Sudbury region, Ontario.

Kaymin may, at its option, earn a 49.5% interest in the properties by making cash payments to the company and the underlying optionor of $200,000 each (received), and incurring exploration and development expenditures as follows:

		Cumulative Amounts
By 31 December 2001	(completed)	$1,400,000
By 31 December 2002	($2,174,898 completed)	$2,650,000
By 31 December 2003		$4,150,000
By 31 December 2004		$6,000,000

These amounts include the reimbursement to the company for its previous expenditures on the property of $226,205 (received).  Once a minimum of $2,400,000 has been expended on the property, Kaymin can give notice of vesting and receive its proportionate earn-in interest based on its expenditures to date, divided by $6,000,000.  In total, Kaymin has advanced $2,669,105 towards the Agnew project up to 31 December 2002 meeting the required amount per the agreement as well as qualifying Kaymin to vest.  To date, Kaymin has not yet declared that they are vesting.  Assuming that Kaymin will vest, all further expenditures made up to $6,000,000 will increase Kaymin’s percentage proportionately up to a 49.5% interest.

Although the full amount of the funds was received from Kaymin by the company, the company, as Manager of the project, did not recommend this level of exploration within the time framework.  As at 30 April 2003, the funds advanced by Kaymin less the exploration expenditures made, have been recorded as a cash call payable of $260,362 (2002 - $309,694).

Once the 49.5% interest is earned, Kaymin can increase its interest to 57% by entering into a joint venture agreement with the company and the underlying optionor and completing a feasibility study.  A further 3%, increasing ownership to 60%, can be earned by arranging funding for all development and construction costs to commercial production.  The company and the underlying optionor are required to repay their portions of the joint venture costs from a percentage of their share of production from the project.

Once a joint venture has been formed, Kaymin, at its option, has the right to purchase an additional 5% interest based upon the net present value of the operations.

The original property vendors retain a 1% carried interest and up to a 2% NSR.

A bonus of $100,000 was paid to a director and officer of the company for this agreement in the prior year.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

f)

Sargesson and Kelly/Davis Properties

The company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario.  As consideration, the company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The company, at its option, can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

g)

Thunder Bay Property

By agreement dated 15 November 2001, the company could acquire a 100% interest in certain mineral claims, known as the Thunder Bay property, located in the Greenwich Lake and Tartan Lake Townships, Thunder Bay Mining District, Ontario.  As consideration, the company, at its option, was to issue 60,000 shares (20,000 issued), make payments of $77,500 ($7,500 paid) and incur exploration expenditures of $750,000 ($145,900 incurred).

During the year, management decided to abandon this property and formally terminated the option agreement and accordingly, all related costs have been written off.

h)

Glitter Lake Property

By agreement dated 15 August 2003, the company can acquire, from CanAlaska Ventures Ltd. (“CanAlaska”), a company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement		10,000
Within 5 business days of receiving regulatory approval			20,000
On or before 15 April 2004		-	-	150,000
On or before 15 August 2004		15,000	-	-
On or before the 1st anniversary of receiving regulatory approval			20,000
On or before 15 April 2005		-	-	200,000
On or before 15 August 2005		20,000	-	-
On or before the 2nd anniversary of receiving regulatory approval			20,000
On or before 15 April 2006		-	-	300,000
Total		$45,000	60,000	$700,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

h)

Glitter Lake Property - Continued

Upon the company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a bankable Feasibility Study within 24 months.  In the event the company does not complete a bankable feasibility study within two years, the company agrees to make cash payments in the amount of $50,000 per annum for each year the Feasibility Study is not completed. Upon vesting with a 60% interest the company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before the company vests with a 50% interest, the company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the company becoming vested, or such amount which will result in having the company spent $1 million in exploration expenditures.

The property is subject to 1.5% NSR payable to a third party.  The company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

This agreement is subject to regulatory approval.

i)

Nunavut Property

By agreement dated 21 August 2001, the company could acquire a 100% interest in certain mineral claims in Nunavut.  As consideration, the company, at its option, was required to make payments of $110,000 (not paid), issue 150,000 shares (not issued), fund reconnaissance exploration of up to $25,000 ($23,865 incurred) and incur exploration expenditures of $750,000 (not incurred).

During the prior year, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

j)

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003, the company can acquire, from Freegold, up to a 50% interest in 785 claim units known as the Union Bay Property, located in South East Alaska.  As consideration, the company, at its option, must subscribe to purchase a private placement of $165,000 (completed) and must issue shares and make payments as follows:

		Option Payments	Shares
Within 5 days of approval by regulatory authorities	(issued)	$-	30,000
On or before the first anniversary of regulatory approval		-	30,000
On or before 1 July 2003	* (paid)	20,000	-
On or before 1 July 2004		20,000	-
On or before 1 July 2005		30,000	-
On or before 1 July 2006		30,000	-
Total		$100,000	60,000

*  Payment made subsequent to year-end.

In addition to the above, minimum aggregate exploration expenditures of $1,000,000 must be completed by 1 July 2006, as follows:

On or before 1 July 2003	* (completed)	$30,000
On or before 1 July 2004		$30,000
Minimum aggregate on or before 1 July 2005		$400,000
Minimum aggregate on or before 1 July 2006		$1,000,000

The company is responsible for the annual rents due on the property.  These rental payments shall be made on or before 1 August of each year the agreement is in effect.

Upon the company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of becoming vested.  Upon vesting with a 60% interest, the company may within 90 days elect to increase its interest to 70% by placing the property into commercial production.

Under an amendment dated 2 April 2003, in the event a major mining company elects to participate in the project before the company vests with a 50% interest (Note 12b), and subsequently vests with an interest in the property, the company and the optionor shall each, at the time of vesting, be deemed to hold a 50% interest in the property and the company shall relinquish its right to earn a 60% or 70% interest.  The company will issue shares to the value of $100,000 to Freegold within 15 days of the company becoming vested.  In addition, the company will receive 100% of the first U.S. $60,000 received in cash payments from any third party agreement.

k)

Kane Property, Alaska

The company acquired 30 claims by staking in Alaska.  No work is planned for the properties at this time.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

4.

Mineral Properties - Continued

l)

Labrador Property

The company acquired a 50% interest in certain properties located in Labrador, known as the Konrad, Umiakovik and Harp Lake properties.  As consideration, the company issued 300,000 common shares at a price of $0.20 per share.

The properties are subject to a 2% NSR.

During a prior year, management wrote down this property to $1.

As at 30 April 2003, the company continues to hold an interest in two licenses representing 112 mineral claims.

5.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	2003 Net Book Value	2002 Net Book Value
Furniture and office equipment	$106,479	$(42,366)	$64,113	$67,432
Automotive equipment	13,017	(5,272)	7,745	11,064
	$119,496	$(47,638)	$71,858	$78,496

6.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, details are as follows:

a)

During the year, engineering and consulting fees of $82,984 and $25,656 (2002 – $111,200; 2001 - $101,572) were paid by the company and the River Valley Joint Venture respectively, to a director of the company.

b)

During the year, engineering and consulting fees of $39,878 and $54,684 (2002 - $NIL; 2001 - $NIL) were paid by the company and the River Valley Joint Venture respectively, to an officer and a company controlled by the officer.

c)

During the year, fees for consulting services in the amount of $2,475 (2002 - $NIL; 2001 - $NIL) were paid to a director of the company.

d)

During the year, fees for consulting services in the amount of $58,288 (2002 - $52,602; 2001 - $42,070) were paid to an officer and a company controlled by the officer.

e)

During the year, management fees of $69,120 (2002 - $65,280; 2001 - $64,400) were paid to a company controlled by a director and officer.

f)

During the year, rent in the amount of $53,746 (2002 - $53,746; 2001 - $43,735) was paid to a company controlled by an officer and director.

g)

During the year, accounting fees of $25,600 (2002 - $NIL; 2001 - $NIL) were paid to an officer and a company controlled by the officer.

h)

During the year, management fees of $134,117 (2002 - $NIL; 2001 - $NIL) were received from the River Valley Joint Venture.  Management fees of $147,657 and $232,113 were received from Kaymin in 2002 and 2001 respectively under the River Valley Farm In agreement.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

7.

Share Capital

a)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

On 12 February 2002, the company issued 188,636 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Gross proceeds of the flow-through issue were $103,750.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.60 expiring 30 December 2003.  An 8% finder’s fee was paid on this flow-through private placement by way of a share issuance of 15,091 shares.

On 2 April 2002, the company issued a 166,666 flow-through shares by private placement to a director of the company.  Gross proceeds of the flow-through issue were $100,000.

On 30 September 2002, the company issued 416,667 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Gross proceeds of the flow-through issue were $250,000.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.75 expiring 30 December 2003.  An 8% finder’s fee was paid on this flow-through private placement by way of a cash payment of $20,000.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from the flow-through issuance that are not spent at the balance sheet date.

a)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company’s board of directors.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange (“TSX”) on the last trading day preceding the grant date.  Options vest on the grant date.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

1.

Share Capital – Continued

b)

Share Purchase Options - Continued

i)

A summary of the company’s options at 30 April 2003 and the changes for the year are as follows:

Number Outstanding 30 April 2002	Granted	Exercised	Cancelled	Expired	Number Outstanding 30 April 2003	Exercise Price per Share	Expiry Date
11,000	-	(11,000)	-	-	-	$ 0.47	17 August 2003
120,000	-	(50,000)	-	-	70,000	$ 0.60	20 April 2004
13,000	-	-	-	-	13,000	$ 0.44	20 October 2004
469,500	-	-	-	-	469,500	$ 0.83	28 February 2005
505,000	-	-	-	-	505,000	$ 0.60	3 May 2005
30,000	-	-	-	-	30,000	$ 2.10	3 May 2005
379,000	-	-	-	-	379,000	$ 0.60	15 December 2003
435,000	-	-	-	-	435,000	$ 0.60	31 December 2006
-	1,000,000	-	-	-	1,000,000	$ 0.60	31 December 2007
1,962,500	1,000,000	(61,000)	-	-	2,901,500

ii)

Non-employees were granted 625,000 options.  This resulted in compensation expense of $151,725, which has been recorded in consulting fees for the year ended 30 April 2003.  The offsetting entry is to contributed surplus.

iii)

The pro forma effect on net loss and loss per share for the period ended 30 April 2003 of the actual results had the company accounted for the 375,000 stock options granted to directors and employees using the fair value method is as follows:

Net loss for the year
Reported	$(1,323,658)
Pro forma	$(1,414,393)
Basic and diluted loss per share
Reported	$(0.06)
Pro forma	$(0.07)

iv)

The fair value of stock options used to calculate compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	4.06%
Expected dividend yield	NIL
Expected stock price volatility	47.87%
Average expected option life in years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

7.

Share Capital – Continued

c)

Share Purchase Warrants

A summary of the company’s warrants at 30 April 2003 and 2002, and the changes for the years ending on those dates, is as follows:

	2003		2002
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price
Balance - Beginning of year	746,159	$ 0.69	814,956	$0.70
Granted	208,334	$ 0.75	101,864	$0.60
	30,000	$ 0.54	-	-
	55,555	$ 0.45	-	-
Exercised	(16,500)	$ 0.67	(170,661)	$0.68
Forfeited	(632,795)	$ 0.70	-	-
Balance - End of year	390,753	$ 0.65	746,159	$0.69

As at 30 April 2003, the following share purchase warrants were outstanding:

	Shares	Exercise Price	Expiry Date
Flow-through	96,864	$ 0.60	30 December 2003
Non flow-through	5,000	$ 0.54	30 September 2003
Non flow-through	5,000	$ 0.54	30 October 2003
Non flow-through	5,000	$ 0.54	30 November 2003
Non flow-through	208,334	$ 0.75	30 December 2003
Non flow-through	5,000	$ 0.54	31 December 2003
Non flow-through	5,000	$ 0.54	30 January 2004
Non flow-through	5,000	$ 0.54	28 February 2004
Non flow-through	55,555	$ 0.45	6 November 2007
	390,753

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

8.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $3,788,000 which may be carried forward indefinitely.  These expenditures may be used to reduce prescribed taxable income in future years.

The company has non-capital losses for tax purposes of approximately $2,026,000 which may be carried forward and expire as follows:

Amount
2004	$26,000
2005	93,000
2009	833,000
2010	1,074,000
$2,026,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these financial statements.

9.

Commitments

a)

By agreement effective 17 August 1999, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $4,000 per month for the first year, $4,800 per month for the second year and $5,760 per month for the third year plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable for three year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $48,000 plus one year’s compensation.  During the year, this agreement expired, however, the company continues to pay $5,760 on a month to month basis.  The company plans to renew the contract for an additional three years in due course.

b)

By agreement dated 1 July 2000 and amended 8 November 2000, the company entered into a five year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2004	$32,760
2005	32,760
2006 (expiry in June 2005)	5,460
$70,980

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

9.

Commitments - Continued

c)

By agreement dated 5 June 2002 and amended 6 November 2002, the company entered into an agreement with an unrelated party effective 1 August 2002 for financial advisory services in contemplation of completing a potential offering.  The company shall pay the advisor a fee of $5,000 per month (payable in share purchase warrants for November 2002 and February to May 2003 exercisable at the 10 day trading average prior to the grant date expiring 6 November 2007) until the earlier of the date an engagement letter for offering is signed and the date this agreement is terminated.  As consideration for completing the offering, the company will pay the advisor a flat fee of $25,000 per 1,000,000 shares so placed (or a cash amount proportional to such lesser number of shares) to a maximum of 3,000,000 shares.

d)

By agreement dated 15 July 2002, the company entered into an agreement with an unrelated party effective 1 August 2002 for a term of three months for financial advisory services in contemplation of completing a potential offering.  The company shall pay the advisor a fee of U.S. $4,500 per month and grant 5,000 share purchase warrants each month.  The warrants will be for 12 months and exercisable at the 10 day trading average prior to the grant date.

The company will also pay the advisor a finder’s fee where the advisor has acted as lead manager or has directly placed shares with institutions or individuals.  This fee can be paid in cash or shares with a maximum of 50% of the fee being payable in shares.

•

6% of initial U.S. $1,000,000 raised

•

5% of subsequent U.S. $1,000,001 to U.S. $3,000,000 raised

•

4% of funds raised in excess of U.S. $3,000,000

10.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

11.

Differences Between Canadian and United States

Generally Accepted Accounting Principles ("GAAP")

These financial statements have been prepared in accordance with GAAP in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and records properties at net realizable value.  The company has not yet obtained an independent report for United States GAAP purposes, therefore, the company’s mineral property costs have been written off.

b)

United States GAAP requires that the fair market value of contributed executive services be recorded as an expense, even when they are not paid.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

11.

Differences Between Canadian and United States GAAP - Continued

c)

Under United States GAAP SFAS 109, if flow-through shares are sold at a premium, the premium is recorded as a liability.  If flow-through shares are sold at a discount, the discount is recorded as an asset.  As restricted cash is spent the premium or discount is recognized as income or expense respectively.

The 31 December 1998 flow-through shares were priced at $0.45 per share as per the offering memorandum, which was prepared in advance of the share issuance.  On 31 December 1998, the date of the flow-through share issue, the share price had increased to $0.59.

Discount on flow-through share issuance is as follows:

913,500 flow-through shares at $0.59	$538,965
913,500 flow-through shares at $0.45	(411,075)
Discount on flow-through shares	$127,890

Flow-through shares issued subsequent to 31 December 1998 have not been issued at either a premium or discount to its share price.

d)

Under United States GAAP, investments held for re-sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

e)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative From Inception (29 May 1996)	Years Ended 30 April
	to 30 April 2003	2003	2002	2001
Loss for the period as reported	$(5,251,833)	$(1,323,658)	$(1,422,135)	$(1,077,730)
Flow-through premium	127,890	-	-	-
Fair market value of contributed executive services	(98,000)	-	-	-
Recovery (Write-off) of mineral property costs	(330,172)	(43,356)	176,757	(155,578)
Primary loss for the period in accordance with United States GAAP	$(5,552,115)	$(1,367,014)	$(1,245,378)	$(1,233,308)
Primary loss per share for the period in accordance with United States GAAP		$(0.07)	$(0.06)	$(0.07)

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

11.

Differences Between Canadian and United States GAAP – Continued

f)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended 30 April
	2003	2002	2001
Deficit - As reported	$(5,251,833)	$(3,928,175)	$(2,506,040)
Flow-through premium	127,890	127,890	127,890
Fair market value of contributed executive services	(98,000)	(98,000)	(98,000)
Write-off of mineral property costs	(330,172)	(286,816)	(463,573)
Deficit in accordance with United States GAAP	$(5,552,115)	$(4,185,101)	$(2,939,723)

a)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares
	Number	Amount	Contributed Surplus	Accumulated Deficit	Comprehensive Income	Total
Shareholders’ equity balance as reported at 30 April 2001	19,357,480	$5,513,980	$-	$(2,506,040)	$-	$3,007,940
Flow-through premium	-	-	-	127,890	-	127,890
Investment held for resale	-	-	-	-	15,500	15,500
Fair market value of contributed executive services	-	-	-	(98,000)	-	(98,000)
Write-off of mineral property costs	-	-	-	(463,573)	-	(463,573)
Shareholders’ equity in accordance with United States GAAP at 30 April 2001	19,357,480	$5,513,980	$-	$(2,939,723)	$15,500	$2,589,757

Shareholders’ equity balance as reported at 30 April 2002	20,334,534	$6,110,853	$-	$(3,928,175)	$-	$2,182,678
Flow-through premium	-	-	-	127,890	-	127,890
Fair market value of contributed executive services	-	-	-	(98,000)	-	(98,000)
Write-off of mineral property costs	-	-	-	(286,816)	-	(286,816)
Shareholders’ equity in accordance with United States GAAP at 30 April 2002	20,334,534	$6,110,853	$-	$(4,185,101)	$-	$1,925,752

Shareholders’ equity balance as reported at 30 April 2003	21,165,701	$6,587,594	$151,725	$(5,251,833)	$-	$1,487,486
Flow-through premium	-	-	-	127,890	-	127,890
Investment held for resale	-	-	-	-	1,500	1,500
Fair market value of contributed executive services	-	-	-	(98,000)	-	(98,000)
Write-off of mineral property costs	-	-	-	(330,172)	-	(330,172)
Shareholders’ equity in accordance with United States GAAP at 30 April 2003	21,165,701	$6,587,594	$151,725	$(5,552,115)	$1,500	$1,188,704

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

11.

Differences Between Canadian and United States GAAP – Continued

h)

A reconciliation of certain of the disclosure items from Canadian presentation to U.S. presentation is as follows:

Effective 1 May 2002, the company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1k).  As required for employee stock options, the company discloses pro-forma income (loss) and pro-forma earnings (loss) per share based on a fair value method (Note 7biv).  Prior to 1 May 2002, for Canadian GAAP purposes, this disclosure was not required and therefore the U.S. GAAP requirement is presented below:

	2002	2001
Net Loss
As Reported	$(1,422,135)	$(1,077,730)
Pro forma	$(1,618,597)	$(1,206,950)
Net Loss Per Share
As Reported	$(0.07)	$(0.06)
Pro forma	$(0.08)	$(0.07)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing model with the following weighted average assumptions:

	2002	2001
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	126.85%	91%
Risk-free interest rate	4.69%	5.37%
Expected life of options	5 years	5 years

The weighted average grant-date fair value of options granted in 2002 and 2001 was $0.45 and $0.13 respectively.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
30 April 2003 and 2002
Canadian Funds

12.

Subsequent Events

a)

Private Placements

i)

Subsequent to year-end, the company is arranging a brokered private placement of up to 2,222,222 units at a price of $0.45 per unit for gross proceeds of up to $1,000,000 on a best efforts basis.  Each unit will be convertible into one common share of the company and one-half of one non-transferable share purchase warrant exercisable for a period of 12 months after the date of closing at a price of $0.60 per common share.  In addition, the company will also issue up to 1,111,111 flow-through common shares at a price of $0.45 per share for gross proceeds of $500,000.  The agents will be paid a cash fee equal to 7% of the gross proceeds.  The agents will also receive broker warrants entitling them to purchase that number of common shares which is equal to 10% of the total number of units and flow-through common shares placed in the private placements.  The broker warrants will be exercisable at $0.50 per common share and will expire 12 months after the closing date.

ii)

The company will further complete a non-brokered private placement of up to 1,111,111 units at a price of $0.45 per unit for gross proceeds of $500,000.  Each unit will consist of one common share of the company and one-half of one non-transferable share purchase warrant exercisable for a period of 12 months after the date of closing at a price of $0.60 per common share.

The private placement financings are subject to regulatory approval.

b)

Joint Venture Agreement

Subsequent to year-end, the company signed a joint venture agreement with Lonmin PLC (“Lonmin”) (a major mining company) and Freegold with regard to the Union Bay platinum project (Note 4j) in Alaska, U.S.A.  Under the agreement, Lonmin will finance a U.S. $815,000 exploration program slated to begin immediately.  Lonmin has the option to continue financing the Union Bay project by expending a minimum of U.S. $1,000,000 per year in 2004, 2005 and 2006 and U.S. $750,000 for each year thereafter.  Under the agreement, Lonmin may earn up to a 70% interest in the project by delivering a full feasibility study.  Upon the decision, by the JV Management Committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the company and Freegold will each repay their share and contribute pro rata to operating costs.  The company will be the operator of the project during the exploration phase.

RIVER VALLEY JOINT VENTURE AGREEMENT

BETWEEN

KAYMIN RESOURCES LIMITED

and

PACIF`IC NORTH WEST CAPITAL CORP.

Dated

as of December 14, 2001

McCarthy Tétrault

Toronto

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND CROSS-REFERENCES

1

1.1

Definitions

1

1.2

Headings

7

1.3

Extended Meanings

8

1.4

Schedules

8

1.5

Currency

8

ARTICLE 2 NAME, PUROSES AND TERM

8

2.1

General

8

2.2

Name

8

2.3

Purposes

8

2.4

Limitation

9

2.5

Term

9

ARTICLE 3 REPRESENTATIONS AND WARRANTIES; TITLE TO ASSETS; INDEMNITIES

9

3.1

Representations and Warranties of Both Parties

9

3.2

Representations and Warranties of PFN

10

3.3

Kaymin Representations and Warranties

11

3.4

Survival

11

3.5

Record Title

11

3.6

Loss of Title

11

3.7

Payments Based on Production

12

3.8

Indemnities/Limitation of Liability

12

ARTICLE 4 RELATIONSHIP OF THE PARTICIPANTS

13

4.1

No Partnership

13

4.2

Structure

14

4.3

Transfer or Termination of Rights to Properties

14

ARTICLE 5 CONTRIBUTIONS BY PARTICIPANTS

14

5.1

Participants’ Initial Contributions

14

5.2

Additional Contributions

14

5.3

Feasibility Study

14

5.4

Development and Project Financing

15

ARTICLE 6 INTERESTS OF PARTICIPANTS

15

6.1

Initial Participating Interests

15

6.2

Changes in Participating Interests

15

6.3

Elimination of Minority Interest

16

6.4

Continuing Liabilties

17

6.5

Documentation of Adjustments

17

6.6

Grant of Lien and Security Interest

18

6.7

Subordination of Interests

18

ARTICLE 7 MANAGEMENT COMMITTEE

18

7.1

Organization and Composition

18

7.2

Decisions

18

7.3

Meetings

19

7.4

Action Without Meeting in Person

20

7.5

Matters Requiring Approval

20

ARTICLE 8 MANAGER

20

8.1

Appointment

20

8.2

Powers and Duties of Manager

20

8.3

Standard of Care

25

8.4

Resignation; Deemed Offer to Resign

25

8.5

Payments To Manager

26

8.6

Transactions With Affiliates

26

8.7

Activities During Deadlock

26

ARTICLE 9 PROGRAMS AND BUDGETS

27

9.1

Operations Pursuant to Programs and Budgets

27

9.2

Presentation of Programs and Budgets

27

9.3

Review and Adoption of Proposed Programs and Budgets

27

9.4

Election to Participate

28

9.5

Recalculation of Reduced Interest

29

9.6

Pre-Feasibility Study Program and Budgets

30

9.7

Completion of Pre-Feasibility Studies

31

9.8

Programs and Budgets for Feasibility Study

32

9.9

Development Programs and Budgets; Project Financing

32

9.10

Expansion or Modification Programs and Budgets

33

9.11

Budget Overruns; Program Changes

33

9.12

Emergency or Unexpected Expeenditures

34

ARTICLE 10 ACCOUNTS AND SETTLEMENTS

34

10.1

Monthly Statements

34

10.2

Cash Calls

34

10.3

Failure to Meet Cash Calls

34

10.4

Cover Payment

35

10.5

Remedies

35

10.6

Audits

37

ARTICLE 11 DISPOSITION OF PRODUCTION

38

11.1

Taking In Kind

38

11.2

Failure of Participant to Take In Kind

39

ARTICLE 12 WITHDRAWAL AND TERMINATION

39

12.1

Termination by Expiration or Agreement

39

12.2

Termination by Deadlock

39

12.3

Withdrawal

39

12.4

Continuing Obligations and Environmental Liabilities

39

12.5

Disposition of Assets on Termination

40

12.6

Non-Compete Covenants

40

12.7

Right to Data After Termination

40

12.8

Continuing Authority

40

ARTICLE 13 ACQUISITIONS WTHIN AREA OF INTEREST

41

13.1

General

41

13.2

Notice to Non-Acquiring Participant

41

13.3

Option Exercised

41

13.4

Option Not Exercised

42

ARTICLE 14 ABANDONMENT AND SURRENDER OF PROPERTIES

42

14.1

Abandonment and Surrender

42

ARTICLE 15 SUPPLEMENTAL BUSINESS AGREEMENT

42

15.1

Supplemental Agreement

42

ARTICLE 16 TRANSFER OF INTEREST; PREEMPTIVE RIGHT

43

16.1

General

43

16.2

Limitations on Free Transferability

43

16.3

Preemptive Right

45

ARTICLE 17 DISPUTES

45

17.1

Govern

ing Law

45

17.2

Forum

45

17.3

Dispute Resolution

45

ARTICLE 18 CONFIDENTIALITY, OWNERSHIP, USE AND DISCLOSURE OF INFORMATION

46

18.1

Business Information

46

18.2

Participant Information

46

18.3

Permitted Disclosure of Confidential Business Information

46

18.4

Disclosure Required By Law

47

18.5

Public Announcements

47

ARTICLE 19 GENERAL PROVISIONS

48

19.1

Notices

48

19.2

Waiver

48

19.3

Modification

49

19.4

Force Majeure

49

19.5

Further Assistance

49

19.6

Entire Agreement; Successors and Assigns

49

19.7

Counterparts

50

RIVER VALLEY JOINT VENTURE AGREEMENT

THIS AGREEMENT dated as of December 14, 2001,

BETWEEN:

PACIFIC NORTH WEST CAPITAL CORP, a corporation incorporated under the laws of Alberta (“PFN”)

OF THE FIRST PART

- and -

KAYMIN RESOURCES LIMITED, a corporation incorporated under the laws of Ontario (“Kaymin”)

OF THE SECOND PART.

WITNESSES THAT WHEREAS:

A.

PFN owns, or has the right to acquire, legal and beneficial interests in and to certain mining properties in Ontario;

B.

Pursuant to the River Valley Farm-In Agreement dated June 30, 1999 between PFN and Kaymin, Kaymin has earned and now owns an undivided 50% interest in such interests as tenant in common with PFN;

C.

As contemplated by Section 3.1 of the said River Valley Farm-In Agreement, Kaymin has given notice of its desire to constitute a joint venture with PFN for purposes of pursuing further exploration and development work;

D.

In accordance with Section 3.2 of the said River Valley Farm-In Agreement this joint venture agreement immediately and automatically has come into full force and effect and the said Farm-In Agreement has been terminated, both as of the date Kaymin gave the said notice; and

E.

Kaymin and PFN desire to confirm the terms and conditions of the joint venture agreement between them by formally executing and delivering this Agreement,

NOW THEREFORE Kaymin and PFN confirm that they have agreed as follows:

ARTICLE 1

DEFINITIONS AND CROSS-REFERENCES

1.1

Definitions

In this Agreement, unless the context otherwise requires:

(a)

“Affiliate” means, with respect to any person, any party which Controls, is Controlled by or under common Control with such person, whether directly or indirectly.

(b)

“Agreement” means this agreement together with all of the schedules attached hereto, as amended from time to time in accordance with the terms hereof;

(c)

“Control” means the ownership of at least 50% of the voting interests in the subject person and/or the ability to control-in-fact the business and affairs of the subject person;

(d)

“Kaymin Interest” means the 50% undivided ownership interest of Kaymin as a tenant in common with PFN in the PFN Interests as acquired by Kaymin pursuant to the River Valley Farm-In Agreement;

(e)

“Approved Alternative” means a Development and Mining alternative selected by the Management Committee from various Development and Mining alternatives analyzed in the Pre-Feasibility Studies;

(f)

“Area of Interest” means the area described in Section 1.3 of Schedule A;

(g)

“Assets” means the Properties, Products, Business Information, and all other real and personal property, tangible and intangible, including existing or after-acquired properties and all contract rights held for the benefit of the Participants hereunder;

(h)

“Budget” means a detailed estimate of all costs to be incurred and a schedule of cash advances to be made by the Participants with respect to a Program;

(i)

“Business” means the contractual relationship of the Participants under this Agreement;

(j)

“Business Account” means the account maintained by the Manager for the Business in accordance with Schedule B;

(k)

“Business Information” means the terms of this Agreement, and any other agreement relating to the Business, the Existing Data, and all information, data, knowledge and know-how, in whatever form and however communicated (including, without limitation, Confidential Information), developed, conceived, originated or obtained by either Participant in performing its obligations under this Agreement.  The term “Business Information” shall not include any improvements, enhancements, refinements or incremental additions to Participant Information that are developed, conceived, originated or obtained by either Participant in performing its obligations under this Agreement;

(l)

“Capital Account” means the capital account maintained for each Participant in respect of the Business;

(m)

“Confidential Information” means all information, data, knowledge and know-how (including, but not limited to, formulas, patterns, compilations, programs, devices, methods, techniques and processes) that derives independent economic value, actual or potential, as a result of not being generally known to, or readily ascertainable by, third parties and which is the subject of efforts that are reasonable under the circumstances to maintain its secrecy, including without limitation all analyses, interpretations, compilations, studies and evaluations of such information, data, knowledge and know-how generated or prepared by or on behalf of either Participant;

(n)

“Continuing Obligations” mean obligations or responsibilities that are reasonably expected to continue or arise after Operations on a particular area of the Properties have ceased or are suspended, such as future monitoring, stabilization, or Environmental Compliance;

(o)

“Cover Payment” shall have the meaning as set forth in Section 10.4 of the Agreement;

(p)

“Development” means all preparation (other than Exploration) for the removal and recovery of Products, including construction and installation of a mill or any other improvements to be used for the mining, handling, milling, processing, or other beneficiation of Products, and all related Environmental Compliance;

(q)

“Effective Date” means the date Kaymin delivered the Joint Venture Notice pursuant to Section 3.2 of the River Valley Farm-In Agreement;

(r)

“Encumbrance” or “Encumbrances” means mortgages, deeds of trust, security interests, pledges, liens, net profits interests, royalties or overriding royalty interests, other payments out of production, or other burdens of any nature;

(s)

“Environmental Compliance” means actions performed during or after Operations to comply with the requirements of all Environmental Laws or contractual commitments related to reclamation of the Properties or other compliance with Environmental Laws;

(t)

“Environmental Laws” means Laws aimed at reclamation or restoration of the Properties; abatement of pollution; protection of the environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances as wastes into the environment, including without limitation, ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes;

(u)

“Environmental Liabilities” means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements, or expenses (including, without limitation, attorneys’ fees and costs, experts’ fees and costs, and consultants’ fees and costs) of any kind or of any nature whatsoever that are asserted against either Participant, by any person or entity other than the other Participant, alleging liability (including, without limitation, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above the Properties and/or emanating or migrating and/or threatening to emanate or migrate from the Properties to off-site properties; (ii) physical disturbance of the environment; or (iii) the violation or alleged violation of any Environmental Laws;

(v)

“Equity Account” means the account maintained for each Participant by the Manager in accordance with Section 8.2(n) of this Agreement;

(w)

“Existing Data” means maps, drill logs and other drilling data, core tests, pulps, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other material information developed in operations on the Properties prior to the Effective Date;

(x)

“Expansion” or “Modification” means (i) a material increase in mining or production capacity; (ii) a material change in the recovery process; or (iii) a material change in waste or tailings disposal methods.  An increase or change shall be deemed “material” if it is anticipated to cost more than 10% of original capital costs attributable to the Development of the mining or production capacity, recovery process or waste or tailings disposal facility to be expanded or modified;

(y)

“Exploration” means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products,  including but not limited to additional drilling required after discovery of potentially commercial mineralization, and including related Environmental Compliance;

(z)

“Feasibility Contractors” means one or more engineering firms approved by the Management Committee for purposes of preparing or auditing any Pre-Feasibility Study or Feasibility Study;

(aa)

“Feasibility Study” means a report to be prepared following selection by the Management Committee of one or more Approved Alternatives.  The Feasibility Study shall include a review of information presented in any Pre-Feasibility Studies concerning the Approved Alternative(s).  The Feasibility Study shall be in a form and of a scope normally prepared by Kaymin for a mining venture at a level generally acceptable to reputable financial institutions that provide financing to the mining industry;

(bb)

“Governmental Fees” means all fees and similar payments required by Law in connection with the acquisition and maintenance of mineral claims and related or similar rights;

(cc)

“Initial Contribution” means that contribution each Participant has made to the Business as recorded in Section 5.1 of this Agreement;

(dd)

“Law” or “Laws” means all applicable federal, provincial and local laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature;

(ee)

“Management Committee” means the committee established under Article 7 of this Agreement;

(ff)

“Manager” means the Participant appointed under Article 8 of the Agreement to manage Operations, or any successor Manager;

(gg)

“Mining” means the mining, extracting, producing, beneficiating, handling, milling or other processing of Products;

(hh)

“Net Proceeds” means certain amounts calculated as provided in Schedule D, which may be payable to a Participant under Subsections 6.3(b) or 10.5(b)(ii) of this Agreement;

(ii)

“Operations” means the activities carried out under this Agreement;

(jj)

“PFN Claims” means the mineral claims forming part of the Properties in respect of which PFN is listed as owner on Schedule A and such other mineral claims within the Area of Interest which are registered in the name of PFN as of the Effective Date;

(kk)

“PFN Contribution” means any required contributions of PFN in accordance with the election made by it pursuant to Section 9.4 in connection with any financing arrangements in respect of the Development costs arranged by Kaymin in accordance with Section 5.4 including any contribution (ii) required to be made by PFN as Participant pursuant to such financing arrangements and (ii) required to be paid by PFN in connection with any credit support obligations pursuant to Section 5.4(c);

(ll)

“PFN Interests” means all of the right, title and interest of PFN in and to the Properties, including the PFN Claims and the right, title and interest described in Schedule A and any further or additional mineral claims or any other right, title and interest in and to the Properties acquired by PFN during the term of the River Valley Farm-In Agreement whether pursuant to the Third Party Agreements or otherwise;

(mm)

“Participant” means PFN or Kaymin, or any permitted successor or assign of PFN or Kaymin under the Agreement;

(nn)

“Participant Information” means all information, data, knowledge and know-how, in whatever form and however communicated (including, without limitation, Confidential Information but excluding the Existing Data), which, as shown by written records, was developed, conceived, originated or obtained by a Participant:  (a) prior to entering into this Agreement, or (b) independent of its performance under the terms of this Agreement;

(oo)

“Participating Interest” means the percentage interest representing the ownership interest of a Participant in the Assets, and all other rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder.  Participating Interests shall be calculated to three decimal places and rounded to two decimal places as follows:  Decimals of .005 or more shall be rounded up (e.g., 1.519% rounded to 1.52%); decimals of less than .005 shall be rounded down (e.g., 1.514% rounded to 1.51%).  The initial Participating Interests of the Participants are set forth in Section 6.1 of this Agreement;

(pp)

“Payout” means the date on which the Equity Account balance of each of the Participants has become zero or a negative number, regardless of whether the Equity Account balance of either or both Participants subsequently becomes a positive number.  If one Participant’s Equity Account balance becomes zero or a negative number before the other Participant’s, “Payout” shall not occur until the date that the other Participant’s Equity Account balance first becomes zero or a negative number;

(qq)

“Pre-Feasibility Studies” means one or more studies prepared to analyze whether economically viable Mining Operations may be possible on the Properties, as described in Section 9.7;

(rr)

“Prime Rate” means the rate of interest per annum established from time to time by the Royal Bank of Canada as the reference rate of interest for the determination of interest rates that that bank will charge to customers of varying degrees of creditworthiness in Canada for Canadian dollar demand loans in Toronto, Ontario;

(ss)

“Production Commencement Date” means the first date on which a mine and mill on the Properties has been operating for thirty (30) consecutive days at eighty percent (80%) or more of its rated capacity;

(tt)

“Products” means all ores, minerals and mineral resources produced from the Properties;

(uu)

“Program” means a description in reasonable detail of Operations to be conducted and objectives to be accomplished by the Manager for a period determined by the Management Committee;

(vv)

“Program Period” means the time period covered by an adopted Program and Budget;

(ww)

“Project Financing” means any financing approved by the Management Committee and obtained by the Participants for the purpose of placing a mineral deposit situated on the Properties into commercial production, but shall not include any such financing obtained individually by either Participant to finance payment or performance of its obligations under this Agreement;

(xx)

“Properties” means those interests in real property described in Section 1.1 of Schedule A and all other interests in real property within the Area of Interest that are acquired and held subject to this Agreement;

(yy)

“Recalculated Participating Interest” means the adjusted Participating Interest of a Participant as recalculated under Sections 9.4, 9.5 or 10.5 of the Agreement;

(zz)

“Reduced Participant” means a Participant whose Participating Interest is reduced under Sections 9.4, 9.5 or 10.5 of this Agreement;

(aaa)

“River Valley Farm-In Agreement” means the River Valley Farm-In Agreement dated July 14, 1999 between Kaymin and PFN, as it may have been amended;

(bbb)

“Third Party Agreements” means those agreements with third parties in respect of the Properties which are listed or expressly referred to in Schedule A, as they may have been amended;

(ccc)

“Transfer” means, when used as a verb, to sell, grant, assign, create an Encumbrance, pledge or otherwise convey, or dispose of or commit to do any of the foregoing, or to arrange for substitute performance by an Affiliate or third party (except as permitted under Section 8.2(j) and Section 8.6 of the Agreement), either directly or indirectly; and, when used as a noun, means such a sale, grant, assignment, Encumbrance, pledge or other conveyance or disposition, or such an arrangement.

1.2

Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular article, section or portion hereof and include any agreement supplemental hereto.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to articles and sections of this Agreement.

1.3

Extended Meanings

In this Agreement, words importing the singular number only will include the plural and vice versa, words importing gender will include all genders and words importing persons will include individuals, partnerships, associations, trusts, unincorporated organizations, corporations, states, governments and governmental entities.  Any reference to books, records, data or other information means books, records, data or other information in any form including paper, electronic, magnetic media, film or microfilm.

1.4

Schedules

The following schedules are attached hereto and incorporated herein by reference and deemed to be part hereof:

Schedule A

-

Assets and Area of Interest

Schedule B

-

Accounting Procedures

Schedule C

-

Tax Matters

Schedule D

-

Net Proceeds Calculation

Schedule E

-

Insurance

Schedule F

-

Pre-emptive Rights

0.1

Currency

Unless otherwise expressly provided to the contrary, all references in this Agreement to dollars are to Canadian dollars.

ARTICLE 2

NAME, PURPOSES AND TERM

2.1

General

In accordance with Section 3.2 of the River Valley Farm-In Agreement PFN and Kaymin have entered into this Agreement for the purposes hereinafter stated.  All of the rights and obligations of the Participants in connection with the Assets or the Area of Interest and all Operations shall be subject to and governed by this Agreement.

0.1

Name

The Assets shall be managed and operated by the Participants under the name of “River Valley Joint Venture”.  The Manager shall accomplish any registration required by applicable assumed or fictitious name statutes and similar statutes.

0.2

Purposes

This Agreement is entered into for the following purposes and for no others, and shall serve as the exclusive means by which each of the Participants accomplishes such purposes:

(a)

to conduct Exploration within the Area of Interest in respect of platinum group and other metals and minerals;

(b)

to acquire additional real property and other interests within the Area of Interest;

(c)

to evaluate the possible Development and Mining of the Properties, and, if justified, to engage in Development and Mining;

(d)

to engage in Operations on the Properties;

(e)

to engage in marketing Products, to the extent provided by Article 11;

(f)

to complete and satisfy all Environmental Compliance obligations and Continuing Obligations affecting the Properties; and

(g)

to perform any other activity necessary, appropriate, or incidental to any of the foregoing.

0.3

Limitation

Unless the Participants otherwise agree in writing, the Operations shall be limited to the purposes described in Section 2.3, and nothing in this Agreement shall be construed to enlarge such purposes or to change the relationship of the Participants as set forth in Article 4.

0.4

Term

The term of this Agreement shall be for twenty (20) years from the Effective Date and for so long thereafter as Products are produced from the Properties on a continuous basis, and thereafter until all materials, supplies, equipment and infrastructure have been salvaged and disposed of, any required Environmental Compliance is completed and accepted and the Participants have agreed to a final accounting, unless the Business is earlier terminated as herein provided.  For purposes hereof, unless the parties otherwise agree in writing, Products shall be deemed to be produced from the Properties on a “continuous basis” so long as production in commercial quantities is not halted for more than 30 consecutive days.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES;

TITLE TO ASSETS, INDEMNITIES

3.1

Representations and Warranties of Both Participants

As of the Effective Date, each Participant warrants and represents to the other that:

(a)

it is a company duly incorporated, validly subsisting and in good standing under the laws of the jurisdiction of its incorporation and is qualified to do business and is in good standing in those jurisdictions where necessary in order to carry out the purposes of this Agreement;

(b)

it has full corporate power and authority to carry on its business and to enter into and perform this Agreement and all transactions contemplated herein and that all corporate, board of directors, shareholder, surface and mineral rights owner, lessor, lessee and other actions required to authorize it to enter into and perform this Agreement have been properly taken;

(c)

it will not breach any other agreement or arrangement by entering into or performing this Agreement;

(d)

it is not subject to any governmental order, judgment, decree, debarment, sanction or Laws that would preclude the permitting or implementation of Operations under this Agreement;

(e)

this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms;

(f)

it is unaware of any material facts or circumstances that have not been disclosed in this Agreement or otherwise in writing to the other Participant which should be disclosed to the other Participant in order to prevent the representations and warranties in this Article 3 from being materially misleading.  Each of the Participants has disclosed to the other all information it believes to be relevant concerning the Assets and has provided to or made available for inspection by the other all such information.

0.1

Representations and Warranties of PFN

As of the Effective Date, PFN makes the following representations and warranties to Kaymin:

(a)

PFN is lawfully authorized to hold mineral claims in Ontario;

(b)

except for the rights of Kaymin therein, PFN is the recorded and beneficial owner of the PFN Claims and all such claims are in good standing under the Mining Act (Ontario) up to and including the Effective Date and are free and clear of all liens, charges, encumbrances or other rights of third parties except for the rights of Kaymin and as otherwise disclosed in Schedule A.  To the best of the knowledge of PFN following due enquiry, all of the claims forming part of the Properties in respect of which PFN is not the recorded owner are in good standing under the Mining Act (Ontario) up to the Effective Date and are owned by the person, if any, listed as owner in Schedule A and are free and clear of all liens, charges, encumbrances or other rights of third parties except for the rights of Kaymin or as otherwise disclosed in Schedule A;

(c)

PFN has delivered to or made available for inspection by Kaymin all Existing Data in its possession or control and true and correct copies of all leases or other contracts relating to the Properties, including the Third Party Agreements;

(d)

PFN has complied with all of the laws in effect in Ontario with respect to the PFN Claims, such PFN Claims have been duly and properly staked and recorded in accordance with such laws and PFN may enter into, under or upon such PFN Claims for all purposes of this Agreement without making any payment to and without accounting to or obtaining the permission of any other person;

(e)

to the best of the knowledge of PFN following due enquiry, each of the owners of mineral claims forming part of the Properties, other than the PFN Claims, has complied with all of the laws in effect in Ontario with respect to such claims, such claims have been duly and properly staked and recorded in accordance with such laws and PFN may enter into, under or upon such claims for all purposes of this Agreement without making any payment to, and without accounting to or obtaining the permission of any other person;

(f)

with respect to the Properties, to the best of the knowledge of PFN following due enquiry, there are no pending or threatened actions, suits, claims or proceedings and there have been no previous transactions affecting its interests in the Properties which have not been for fair consideration;

(g)

except for the Kaymin Interest, PFN is the sole and exclusive owner of the PFN Interests free and clear of any liens, charges, encumbrances or other rights of third parties.

3.3

Kaymin Representations and Warranties

As of the Effective Date, Kaymin represents and warrants to PFN that it is the sole and exclusive owner of the Kaymin Interest free and clear of any liens, charges, encumbrances or other rights of third parties, except as disclosed in Schedule A or as otherwise agreed to or acknowledged by PFN.

3.4

Survival

The Representations and Warranties set forth in this Article 3 shall survive the coming into force of this Agreement and will continue in full force and effect until the expiry of the relevant limitation periods under applicable law.

3.5

Record Title

Title to the Assets may be held by Kaymin, PFN or by the two of them as tenants in common, but in all cases shall be so held for and on behalf of both Kaymin and PFN as tenants in common in proportion to their Participating Interests as determined from time to time pursuant to this Agreement.

3.6

Loss of Title

Any failure or loss of title to the Assets, and all costs of defending title, shall be charged to the Business Account, except that all costs and losses arising out of or resulting from breach of the representations and warranties of PFN or Kaymin as to title shall be charged to PFN or Kaymin, as the case may be.

3.7

Payments Based on Production

All required payments of production royalties, taxes based on production of Products, and other payments out of production to private parties and governmental entities shall be determined and made by each Participant in proportion to its Participating Interest, and each Participant undertakes to make such payments promptly and otherwise in accordance with applicable laws and agreements.  If separate payment is not permitted, each Participant shall determine and pay its proportionate share in advance to the Participant obligated to make such payment and such Participant shall promptly make such payment.  Each Participant shall furnish to the other Participant evidence of prompt payment for all such required payments.  In the event that either Participant fails to make any such required payment, the other Participant shall have the right to make such payment and shall thereby become subrogated to the rights of such third party; provided, however, that the making of any such payment on behalf of the other Participant shall not constitute acceptance by the paying Participant of any liability to such third party for the underlying obligation.

3.8

Indemnities/Limitation of Liability

(a)

Each Participant shall indemnify the other Participant, its directors, officers, employees, agents and representatives, or Affiliates (collectively “Indemnified Participant”) from and against the entire amount of any Material Loss.  A “Material Loss” shall mean all costs, expenses, damages or liabilities, including lawyers’ fees and other costs of litigation (either threatened or pending) arising out of or based on a breach by a Participant (“Indemnifying Participant”) of any representation, warranty or covenant contained in this Agreement, including without limitation:

(i)

any failure by a Participant to determine accurately and make prompt payment of its proportionate share of required royalties, production taxes and other payments out of production to third parties as required by Section 3.6;

(ii)

any action taken for or obligation or responsibility assumed on behalf of the other Participant, its directors, officers, employees, agents and attorneys, or Affiliates by a Participant, any of its directors, officers, employees, agents and attorneys, or Affiliates, in violation of Section 4.1;

(iii)

failure of a Participant or its Affiliates to comply with the non-compete or Area of Interest provisions of Section 12.6 or Article 13; and

(iv)

failure of a Participant or its Affiliates to comply with the preemptive right under Section 16.3 and Schedule F.

A Material Loss shall not be deemed to have occurred until, in the aggregate, an Indemnified Participant incurs losses, costs, damages or liabilities in excess of $100,000 relating to breaches of warranties, representations and covenants contained in this Agreement.

(a)

If any claim or demand is asserted against an Indemnified Participant in respect of which such Indemnified Participant may be entitled to indemnification under this Agreement, written notice of such claim or demand shall promptly be given to the Indemnifying Participant.  The Indemnifying Participant shall have the right, but not the obligation, by notifying the Indemnified Participant within 30 days after its receipt of the notice of the claim or demand, to assume the entire control of (subject to the right of the Indemnified Participant to participate, at the Indemnified Participant’s expense and with counsel of the Indemnified Participant’s choice), the defense, compromise, or settlement of the matter, including, at the Indemnifying Participant’s expense, employment of counsel of the Indemnifying Participant’s choice.  Any damages to the assets or business of the Indemnified Participant caused by a failure by the Indemnifying Participant to defend, compromise, or settle a claim or demand in a reasonable and expeditious manner requested by the Indemnified Participant, after the Indemnifying Participant has given notice that it will assume control of the defense, compromise, or settlement of the matter, shall be included in the damages for which the Indemnifying Participant shall be obligated to indemnify the Indemnified Participant.  Any settlement or compromise of a matter by the Indemnifying Participant shall include a full release of claims against the Indemnified Participant which has arisen out of the indemnified claim or demand.

ARTICLE 4

RELATIONSHIP OF THE PARTICIPANTS

4.1

No Partnership

Nothing contained in this Agreement shall be deemed to constitute either Participant the partner or the venturer of the other, or, except as otherwise herein expressly provided, to constitute either Participant the agent or legal representative of the other.  The Participants do not intend to create, and this Agreement shall not be construed to create, any mining, commercial or other partnership.  Neither Participant, nor any of its directors, officers, employees, agents and representatives, or Affiliates, shall act for or assume any obligation or responsibility on behalf of the other Participant, except as otherwise expressly provided herein, and any such action or assumption by a Participant’s directors, officers, employees, agents and representatives, or Affiliates shall be a breach by such Participant of this Agreement. The rights, duties, obligations and liabilities of the Participants shall be several and not joint or collective.  Each Participant shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein, and it is the express purpose and intention of the Participants that their ownership of Assets and the rights acquired hereunder shall be as tenants in common.

4.2

Structure

The Participants shall use reasonable commercial efforts to structure the relationship constituted under the terms of this Agreement in a mutually tax effective manner.

0.1

Transfer or Termination of Rights to Properties

Except as otherwise provided in this Agreement, neither Participant shall Transfer all or any part of its interest in the Assets or this Agreement or otherwise permit or cause such interests to terminate.

ARTICLE 5

CONTRIBUTIONS BY PARTICIPANTS

0.1

Participants’ Initial Contributions

(a)

PFN, as its Initial Contribution, hereby confirms that it has contributed its 50% undivided ownership interest in the PFN Interests to the purposes of this Agreement.  The amount of $4 million shall be credited to PFN’s Equity Account on the Effective Date with respect to PFN’s Initial Contribution.

(b)

Kaymin, as its Initial Contribution, hereby confirms that it has contributed the Kaymin Interest to the purposes of this Agreement.  The amount of $4 million shall be credited to Kaymin’s Equity Account on the Effective Date with respect to Kaymin’s Initial Contribution.

0.2

Additional Contributions

The Participants, subject to any election permitted by Subsection 9.4(a) and except as expressly contemplated in this Article 5, shall be obligated to contribute funds to adopted Programs and Budgets in proportion to their respective Participating Interests.

5.3

Feasibility Study

From and after the Effective Date and until such time as one definitive Feasibility Study in respect of the Properties has been completed in accordance with Article 9 hereof, Kaymin will fund all costs of Exploration and Development work in respect of the Properties, including any costs incurred in the preparation of any Pre-Feasibility Studies and one Feasibility Study.  All such costs and expenses incurred by Kaymin which are within an approved Budget shall be borne exclusively by Kaymin.  The Participating Interest of Kaymin shall immediately and automatically be increased by 10 percentage points upon presentation of the resulting definitive Feasibility Study to the Management Committee, it being understood that Kaymin shall receive no other credit in respect of its costs incurred toward or in preparation of that definitive Feasibility Study other than the 10 percentage point increase in its Participating Interest provided for in this Section 5.3.

5.4

Development and Project Financing

If the Management Committee approves the Development of the mine described in the Feasibility Study submitted in accordance with Section 5.3 and decides to seek Project Financing in respect of such project, Kaymin shall be responsible for financing or arranging financing for such Development in respect of such project irrespective of the Participants’ Participating Interests at that time on the terms and conditions set out below:

(a)

The Participating Interest of Kaymin shall immediately and automatically be increased by 5 percentage points on the Production Commencement Date;

(b)

To the extent the financing arrangements in respect of such Development includes required equity contributions and a requirement for the provision of credit support on the part of the Participants, Kaymin shall fund on behalf of PFN the PFN Contribution.  From and after the Production Commencement Date, in addition to the share of Products it is entitled to take based on its Participating Interest, Kaymin shall also take 90% of the share of Products PFN would otherwise be entitled to take in accordance with Section 11.1 until such time as the value of such additional Products so taken by Kaymin equals the PFN Contribution funded by Kaymin together with interest at a rate equal to Kaymin’s cost of funds plus 1%.  The value of Products for the purposes of this Section 5.4(b) shall be determined at the time such Products are taken by Kaymin based on the average prices obtained by Participants for Products during the previous month; and

(c)

If either or both Participants are required to provide credit support in respect of such Development, including without limitation any support by way of completion guarantees or performance bonds, each of the Participants shall jointly and severally arrange to provide such credit support.

ARTICLE 6

INTERESTS OF PARTICIPANTS

6.1

Initial Participating Interests

The Participants shall have the following initial Participating Interests:

PFN Kaymin	- -	50% 50%

a.1

Changes in Participating Interests

The Participating Interests shall be eliminated or changed as follows:

(a)

Upon withdrawal or deemed withdrawal as provided in Sections 5.2, 6.3, and Article 12;

(b)

Upon an election by either Participant pursuant to Section 9.4 to contribute less to an adopted Program and Budget than the percentage equal to its Participating Interest, or to contribute nothing to an adopted Program and Budget;

(c)

In the event of default by either Participant in making its agreed-upon contribution to an adopted Program and Budget, followed by an election by the other Participant to invoke any of the remedies in Section 10.5;

(d)

Upon Transfer by either Participant of part or all of its Participating Interest in accordance with Article 16;

(e)

Upon acquisition by either Participant of part or all of the Participating Interest of the other Participant, however arising;

(f)

Upon completion of a Feasibility Study in accordance with Section 5.3; or

(g)

Upon the Production Commencement Date in accordance with Section 5.4.

a.2

Elimination of Minority Interest

(a)

A Reduced Participant whose Recalculated Participating Interest becomes less than 15% shall be deemed to have withdrawn from the Business and shall relinquish its entire Participating Interest free and clear of any Encumbrances arising by, through or under the Reduced Participant, except any such Encumbrances listed in Section 1.1 of Schedule A or to which the Participants have agreed.  Such relinquished Participating Interest shall be deemed to have accrued automatically to the other Participant.  The Reduced Participant’s Capital Account shall be transferred to the remaining Participant.  The Reduced Participant shall have the right to receive 15% of Net Proceeds, if any, to a maximum amount of 100% of the Reduced Participant’s Equity Account balance as of the effective date of the withdrawal.  Upon receipt of such amount, and subject to Section 6.4, the Reduced Participant shall thereafter have no further right, title, or interest in the Assets or under this Agreement.  In such event, the Reduced Participant shall execute and deliver an appropriate conveyance of all of its right, title and interest in the Assets to the remaining Participant.

(b)

The relinquishment, withdrawal and entitlements for which this Section provides shall be effective as of the effective date of the recalculation under Sections 9.4 or 10.5.  However, if the final adjustment provided under Section 9.5 for any recalculation under Section 9.4 results in a Recalculated Participating Interest of 15% or more:

(i)

the Recalculated Participating Interest shall be deemed, effective retroactively as of the first day of the Program Period, to have automatically revested;

(i)

the Reduced Participant shall be reinstated as a Participant, with all of the rights and obligations pertaining thereto;

(ii)

the right to Net Proceeds under Subsection 6.3(a) shall terminate; and

(iii)

the Manager, on behalf of the Participants, shall make any necessary reimbursements, reallocations of Products, contributions and other adjustments as provided in Subsection 9.5(d).

Similarly, if such final adjustment under Section 9.5 results in a Recalculated Participating Interest for either Participant of less than 15% for a Program Period as to which the provisional calculation under Section 9.4 had not resulted in a Participating Interest of less than 15% then such Participant, at its election within thirty (30) days after notice of the final adjustment, may contribute an amount resulting in a revised final adjustment and resultant Recalculated Participating Interest of 15%.  If no such election is made, such Participant shall be deemed to have withdrawn under the terms of Section 6.3(a) as of the beginning of such Program Period, and the Manager, on behalf of the Participants, shall make any necessary reimbursements, reallocations of Products, contributions and other adjustments as provided in Section 9.5(d), including of any Net Proceeds to which such Participant may be entitled for such Program Period.

a.1

Continuing Liabilities

Any reduction or elimination of either Participant’s Participating Interest under Section 6.2 shall not relieve such Participant of its share of any liability, including, without limitation, Continuing Obligations, Environmental Liabilities and Environmental Compliance, whether arising, before or after such reduction or elimination, out of acts or omissions occurring or conditions existing prior to the Effective Date or out of Operations conducted during the term of this Agreement but prior to such reduction or elimination, regardless of when any funds may be expended to satisfy such liability.  For purposes of this Section, such Participant’s share of such liability shall be equal to its Participating Interest at the time the act or omission giving rise to the liability occurred, after first taking into account any reduction, readjustment and restoration of Participating Interests under Sections 6.3, 9.4, 9.5 and 10.5 (or, as to such liability arising out of acts or omissions occurring or conditions existing prior to the Effective Date, equal to such Participant’s initial Participating Interest).  Should the cumulative cost of satisfying Continuing Obligations be in excess of cumulative amounts accrued or otherwise charged to the Environmental Compliance Fund as described in Schedule B, each of the Participants shall be liable for its proportionate share (i.e., Participating Interest at the time of the act or omission giving rise to such liability occurred), after first taking into account any reduction, readjustment and restoration of Participating Interests under Sections 6.3, 9.4, 9.5 and 10.5, of the cost of satisfying such Continuing Obligations, notwithstanding that either Participant has previously withdrawn from the Business or that its Participating Interest has been reduced or converted to an interest in Net Proceeds pursuant to Section 6.3(a).

6.5

Documentation of Adjustments

Adjustments to the Participating Interests need not be evidenced during the term of this Agreement by the execution and recording of appropriate instruments, but each Participant’s Participating Interest and related Equity Account balance shall be shown in the accounting records of the Manager, and any adjustments thereto, including any reduction, readjustment, and restoration of Participating Interests under Sections 6.3, 9.4, 9.5 and 10.5, shall be made monthly.  However, either Participant, at any time upon the request of the other Participant, shall execute and acknowledge instruments necessary to evidence such adjustments in form sufficient for filing and recording in the jurisdiction where the Properties are located.

6.6

Grant of Lien and Security Interest

(a)

Subject to Section 6.7, each Participant grants to the other Participant a lien upon and a security Interest in its Participating Interest, including all of its right, title and interest in the Assets, whenever acquired or arising, and the proceeds from and accessions to the foregoing;

(b)

The liens and security interests granted by Section 6.6(a) shall secure every obligation or liability of the Participant granting such lien or security interest created under this Agreement, including the obligation to repay a Cover Payment in accordance with Section 10.4.  Each Participant hereby agrees to take all action necessary to perfect such lien and security interest and hereby appoints the other Participant its attorney-in-fact to execute, file and record all financing statements and other documents necessary to perfect or maintain such lien and security interest.

6.7

Subordination of Interests

Each Participant shall, from time to time, take all necessary actions, including execution of appropriate agreements, to pledge and subordinate its Participating Interest, any liens it may hold which are created under this Agreement, and any other right or interest it holds with respect to the Assets (other than any statutory lien of the Manager) to any secured borrowings for Operations approved by the Management Committee, including any secured borrowings relating to Project Financing, and any modifications or renewals thereof.

ARTICLE 7

MANAGEMENT COMMITTEE

a.1

Organization and Composition

The Participants hereby establish a Management Committee to determine overall policies, objectives, procedures, methods and actions under this Agreement.  The Management Committee shall consist of 2 members appointed by PFN and 2 members appointed by Kaymin.  Each Participant may appoint one or more alternates to act in the absence of a regular member.  Any alternate so acting shall be deemed a member.  Appointments by a Participant shall be made or changed by notice to the other members.  Kaymin shall designate one of its members to serve as the chair of the Management Committee.

7.2

Decisions

(a)

Each Participant, acting through its appointed member(s) in attendance at the meeting, shall have the votes on the Management Committee in proportion to its Participating Interest.  Unless otherwise provided in this Agreement, the vote of the Participant with a Participating Interest over 50% shall determine the decisions of the Management Committee;

(b)

Kaymin shall have a casting vote in respect of all matters to be decided by the Management Committee in respect of Exploration and Development work funded by Kaymin in accordance with Section 5.3.

7.3

Meetings

(a)

The Management Committee shall hold regular meetings at least quarterly in Toronto, or at other agreed places.  The Manager shall give 30 days notice to the Participants of such meetings.  Additionally, either Participant may call a special meeting upon 30 days notice to the other Participant.  In case of an emergency, reasonable notice of a special meeting shall suffice.  There shall be a quorum if at least one member representing each Participant is present; provided, however, that if a Participant fails to attend two consecutive properly called meetings, then a quorum shall exist at the second meeting if the other Participant is represented by at least one appointed member, and a vote of such Participant shall be considered the vote required for the purposes of the conduct of all business properly noticed even if such vote would otherwise require unanimity;

(b)

to the lack of a quorum, either Participant may call the next meeting upon 10 days notice to the other Participant;

(c)

Each notice of a meeting shall include an itemized agenda prepared by the Manager in the case of a regular meeting or by the Participant calling the meeting in the case of a special meeting, but any matters may be considered if either Participant adds the matter to the agenda at least 7 days before the meeting or with the consent of the other Participant.  The Manager shall prepare minutes of all meetings and shall distribute copies of such minutes to the other Participant within 10 days after the meeting.  Either Participant may electronically record the proceedings of a meeting with the consent of the other Participant.  The other Participant shall sign and return or object to the minutes prepared by the Manager within 10 days after receipt, and failure to do either shall be deemed acceptance of the minutes as prepared by the Manager.  The minutes, when signed or deemed accepted by both Participants, shall be the official record of the decisions made by the Management Committee.  Decisions made at a Management Committee meeting shall be implemented in accordance with adopted Programs and Budgets.  If a Participant promptly objects to minutes proposed by the Manager, the members of the Management Committee shall seek, for a period not to exceed 10 days from receipt by the Manager of notice of the objections, to agree upon minutes acceptable to both Participants.  If the Management Committee does not reach agreement on the minutes of the meeting within such 10 day period, the minutes of the meeting as prepared by the Manager together with the other Participant’s proposed changes shall collectively constitute the record of the meeting.  If personnel employed in Operations are required to attend a Management Committee meeting, reasonable costs incurred in connection with such attendance shall be charged to the Business Account.  All other costs shall be paid by the Participants individually.

7.4

Action Without Meeting in Person

In lieu of meetings in person, the Management Committee may conduct meetings by telephone or video conference, so long as minutes of such meetings are prepared in accordance with Section 7.3(c).  The Management Committee may also take actions in writing signed by all members.

7.5

Matters Requiring Approval

Except as provided in Section 5.1(c) and as otherwise delegated to the Manager in Section 8.2, the Management Committee shall have exclusive authority to determine all matters related to overall policies, objectives, procedures, methods and actions under this Agreement.

ARTICLE 8

MANAGER

8.1

Appointment

(1)

Subject to Section 8.1(b), the Participants hereby appoint PFN as the Manager with overall management responsibility for Operations.  PFN hereby agrees to serve until it resigns or is replaced as provided for in Section 8.1(b) or Section 8.4, as applicable.

(2)

In addition to any rights Kaymin may have under Section 8.4, Kaymin shall have the right to elect to become Manager and assume overall management responsibility for Operations at any time from and after the Effective Date provided that (i) the aggregate Participating Interest of Kaymin and its Affiliates is 50% or greater at the time of such election, and (ii) it provides PFN with at least 90 days notice of such election.

8.2

Powers and Duties of Manager

Subject to the terms and provisions of this Agreement, the Manager shall have the following powers and duties, which shall be discharged in accordance with adopted Programs and Budgets.

(a)

The Manager shall manage, direct and control Operations, and shall prepare and present to the Management Committee proposed Programs and Budgets as provided in Article 9;

(b)

The Manager shall implement the decisions of the Management Committee, shall make all expenditures necessary to carry out adopted Programs, and shall promptly advise the Management Committee if it lacks sufficient funds to carry out its responsibilities under this Agreement;

(c)

The Manager shall use reasonable efforts to:  (i) purchase or otherwise acquire all material, supplies, equipment, water, utility and transportation services required for Operations, such purchases and acquisitions to be made to the extent reasonably possible on the best terms available, taking into account all of the circumstances; (ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and (iii) keep the Assets free and clear of all Encumbrances, except any such Encumbrances listed in Section 1.1 of Schedule A and those existing at the time of, or created concurrent with, the acquisition of such Assets, or mechanic’s or contractor’s liens (which shall be contested, released or discharged in a diligent matter) or Encumbrances specifically approved by the Management Committee;

(d)

The Manager shall conduct such title examinations of the Properties and cure such title defects pertaining to the Properties as may be advisable in its reasonable judgment;

(e)

The Manager shall:  (i) make or arrange for all payments required by leases, licenses, permits, contracts and other agreements related to the Assets; (ii) pay all taxes, assessments and like charges on Operations and Assets except taxes determined or measured by a Participant’s sales revenue or net income and taxes, including production taxes, attributable to a Participant’s share of Products, and shall otherwise promptly pay and discharge expenses incurred in Operations; provided, however, that if authorized by the Management Committee, the Manager shall have the right to contest (in the courts or otherwise) the validity or amount of any taxes, assessments or charges if the Manager deems them to be unlawful, unjust, unequal or excessive, or to undertake such other steps or proceedings as the Manager may deem reasonably necessary to secure a cancellation, reduction, readjustment or equalization thereof before the Manager shall be required to pay them, but in no event shall the Manager permit or allow title to the Assets to be lost as the result of the nonpayment of any taxes, assessments or like charges; and (iii) do all other acts reasonably necessary to maintain the Assets;

(f)

The Manager shall:

(i)

apply for all necessary permits, licenses and approvals;

(ii)

comply with all Laws;

(iii)

notify promptly the Management Committee of any allegations of substantial violation thereof; and

(iv)

prepare and file all reports or notices required for or as a result of Operations.

The Manager shall not be in breach of this provision if a violation has occurred in spite of the Manager’s good faith efforts to comply consistent with its standard of care under Section 8.3.  In the event of any such violation, the Manager shall timely cure or dispose of such violation on behalf of both Participants through performance, payment of fines and penalties, or both, and the cost thereof shall be charged to the Business Account.

(g)

The Manager shall prosecute and defend, but shall not initiate without consent of the Management Committee, all litigation or administrative proceedings arising out of Operations.  The non-managing Participant shall have the right to participate, at its own expense, in such litigation or administrative proceedings.  The non-managing Participant shall approve in advance any settlement involving payments, commitments or obligations in excess of $100,000 in cash or value.

(h)

The Manager shall provide insurance for the benefit of the Participants as provided in Schedule E or as may otherwise be determined from time to time by the Management Committee.

(i)

The Manager may dispose of Assets, whether by abandonment, surrender, or Transfer in the ordinary course of business, except that Properties may be abandoned or surrendered only as provided in Article 14.  Without prior authorization from the Management Committee, however, the Manager shall not:

(i)

dispose of Assets in any one transaction (or in any series of related transactions) having a value in excess of $100,000;

(ii)

enter into any sales contracts or commitments for Product, except as permitted in Section 11.2;

(iii)

begin a liquidation of the Business; or

(i)

dispose of all or a substantial part of the Assets necessary to achieve the purposes of the Business.

(j)

The Manager shall have the right to carry out its responsibilities hereunder through agents, Affiliates or independent contractors.

(k)

The Manager shall perform or cause to be performed all assessment and other work, and shall pay all Governmental Fees required by Law in order to maintain the Properties.  The Manager shall not be liable on account of any determination by any court or governmental agency that the work performed by the Manager does not constitute the required annual assessment work or occupancy for the purposes of preserving or maintaining ownership of the claims, provided that the work done is pursuant to an adopted Program and Budget and is performed in accordance with the Manager’s standard of care under Section 8.3.  The Manager shall promptly record with the appropriate record office any required documents in proper form attesting to the payment of Governmental Fees, the performance of assessment work or other matters in each case in sufficient detail to reflect compliance with the requirements applicable to each claim.  The Manager shall not be liable on account of any determination by any court or governmental agency that any such document submitted by the Manager does not comply with applicable requirements, provided that such document is prepared and recorded or filed in accordance with the Manager’s standard of care under Section 8.3.

(a)

If authorized by the Management Committee, the Manager may:

(i)

locate, amend or relocate any mineral claim,

(i)

locate any fractions resulting from such amendment or relocation,

(ii)

apply for mining licenses or other forms of mineral tenure for any such claims,

(iii)

abandon any claims, and

(iv)

convert any unpatented claims or mill sites into one or more leases or other forms of mineral tenure pursuant to any Law hereafter enacted.

(b)

The Manager shall keep and maintain all required accounting and financial records pursuant to the procedures described in Schedule B and in accordance with customary cost accounting practices in the mining industry, and shall ensure appropriate separation of accounts unless otherwise agreed by the Participants.

(c)

The Manager shall maintain Equity Accounts for each Participant.  Each Participant’s Equity Account shall be credited with the value of such Participant’s contributions under Sections 5.1(a) and 5.1(b) and shall be credited with amounts contributed by such Participant under Sections 5.2, 5.3 and 5.4.  Each Participant’s Equity Account shall be charged with the cash and the fair market value of property distributed to such Participant (net of liabilities assumed by such Participant and liabilities to which such distributed property is subject).  Contributions and distributions shall include all cash contributions or distributions plus the agreed value (expressed in dollars) of all in-kind contributions or distributions.   Solely for purposes of determining the Equity Account balances of the Participants, the Manager shall reasonably estimate the fair market value of all Products distributed to the Participants based upon the price received by the Business in respect of Products in the preceding month, and such estimated value shall be used regardless of the actual amount received by each Participant upon disposition of such Products.

(d)

Subject to Section 5.1(c), the Manager shall keep the Management Committee advised of all Operations by submitting in writing to the members of the Management Committee:  (i) monthly progress reports that include statements of expenditures and comparisons of such expenditures to the adopted Budget; (ii) periodic summaries of data acquired; (iii) copies of reports concerning Operations; (iv) a detailed final report within 60 days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs; and (v) such other reports as any member of the Management Committee may reasonably request.  Subject to Article 18, at all reasonable times the Manager shall provide the Management Committee, or other representative of a Participant upon the request of such Participant’s member of the Management Committee, access to, and the right to inspect and, at such Participant’s cost and expense, copies of the Existing Data and all maps, drill logs and other drilling data, core, pulps, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other Business Information, to the extent preserved or kept by the Manager, subject to Article 18.  In addition, the Manager shall allow the non-managing Participant, at the latter’s sole risk, cost and expense, and subject to reasonable safety regulations, to inspect the Assets and Operations at all reasonable times, so long as the non-managing Participant does not unreasonably interfere with Operations.

(e)

The Manager shall prepare an Environmental Compliance plan for all Operations consistent with the requirements of any applicable Laws or contractual obligations and shall include in each Program and Budget sufficient funding to implement the Environmental Compliance plan and to satisfy the financial assurance requirements of any applicable Law or contractual obligation pertaining to Environmental Compliance.  To the extent practical, the Environmental Compliance plan shall incorporate concurrent reclamation of Properties disturbed by Operations.

(f)

The Manager shall undertake to perform Continuing Obligations when and as economic and appropriate, whether before or after termination of the Business.  The Manager shall have the right to delegate performance of Continuing Obligations to persons having demonstrated skill and experience in relevant disciplines.  As part of each Program and Budget submittal, the Manager shall specify in such Program and Budget the measures to be taken for performance of Continuing Obligations and the cost of such measures.  The Manager shall keep the other Participant reasonably informed about the Manager’s efforts to discharge Continuing Obligations.   Authorized representatives of each Participant shall have the right from time to time to enter the Properties to inspect work directed toward satisfaction of Continuing Obligations and audit books, records, and accounts related thereto.

(g)

The funds that are to be deposited into the Environmental Compliance Fund shall be maintained by the Manager in a separate, interest bearing cash management account, which may include, but is not limited to, money market investments and money market funds, and/or in longer term investments if approved by the Management Committee.  Such funds shall be used solely for Environmental Compliance and Continuing Obligations, including the committing of such funds, interests in property, insurance or bond policies, or other security to satisfy Laws regarding financial assurance for the reclamation or restoration of the Properties, and for other Environmental Compliance requirements.

(h)

If Participating Interests are adjusted in accordance with this Agreement the Manager shall propose from time to time one or more methods for fairly allocating costs for Continuing Obligations.

(i)

The Manager shall undertake all other activities reasonably necessary to fulfill the foregoing, and to implement the policies, objectives, procedures, methods and actions determined by the Management Committee pursuant to Section 7.1.

8.3

Standard of Care

The Manager shall discharge its duties under Section 8.2 and conduct all Operations in a good, workmanlike and efficient manner, in accordance with sound mining and other applicable industry standards and practices, and in accordance with Laws and with the terms and provisions of leases, licenses, permits, contracts and other agreements pertaining to the Assets.  The Manager shall not be liable to the other Participant for any act or omission resulting in damage or loss except to the extent caused by or attributable to the Manager’s willful misconduct or gross negligence.  The Manager shall not be in default of any of its duties under Section 8.2 if its inability or failure to perform results from the failure of the other Participant to perform acts or to contribute amounts required of it by this Agreement.

8.4

Resignation; Deemed Offer to Resign

The Manager may resign upon not less than 60 days prior notice to the other Participant, in which case the other Participant may elect to become the new Manager by notice to the resigning Participant within 30 days after the notice of resignation.  If any of the following shall occur, the Manager shall be deemed to have resigned upon the occurrence of the event described in each of the following subsections, with the successor Manager to be appointed by the other Participant at a subsequently called meeting of the Management Committee, at which the Manager shall not be entitled to vote.  The other Participant may appoint itself or a third party as the Manager.

(a)

The aggregate Participating Interest of the Manager and its Affiliates becomes less than 50%;

(b)

The Manager fails to perform a material obligation imposed upon it under this Agreement and such failure continues for a period of sixty (60) days after notice from the other Participant demanding performance;

(c)

The Manager fails to pay or contest in good faith its bills and Business debts as such obligations become due;

(d)

A receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of its assets is appointed and such appointment is neither made ineffective nor discharged within sixty (60) days after the making thereof, or such appointment is consented to, requested by, or acquiesced in by the Manager;

(e)

The Manager commences a voluntary case under any applicable bankruptcy, insolvency or similar law now or hereafter in effect; or consents to the entry of an order for relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets; or makes a general assignment for the benefit of creditors; or takes corporate or other action in furtherance of any of the foregoing; or

(f)

Entry is made against the Manager of a judgment, decree or order for relief affecting its ability to serve as Manager, or a substantial part of its Participating Interest or its other assets by a court of competent jurisdiction in an involuntary case commenced under any applicable bankruptcy, insolvency or other similar law of any jurisdiction now or hereafter in effect.

(g)

The Manager fails to deliver one definitive Feasibility Study in respect of the Properties in accordance with Section 5.3 and Article 9 hereof before July 31, 2006, unless the exploration work carried out on the Properties to that date has not identified any substantial mineralisation (in terms of both metal content and tonnage) which would reasonably justify the completion of such a Feasibility Study.

Under Sections (d), (e) or (f) above, the appointment of a successor Manager shall be deemed to pre-date the event causing a deemed resignation.

8.5

Payments To Manager

The Manager shall be compensated for its services and reimbursed for its costs hereunder in accordance with Schedule B.

8.6

Transactions With Affiliates

If the Manager engages Affiliates to provide services hereunder, it shall do so on terms no less favorable than would be the case in arm’s-length transactions with unrelated persons.

8.7

Activities During Deadlock

If the Management Committee for any reason fails to adopt an Exploration, Pre-Feasibility Study, Feasibility Study or Development Program and Budget, the Manager shall continue Operations at levels sufficient to maintain the Properties.  If the Management Committee for any reason fails to adopt an initial Mining Program and Budget or any Expansion or Modification Programs and Budgets, the Manager shall continue Operations at levels sufficient to maintain the then current Operations and Properties.  If the Management Committee for any reason fails to adopt Mining Programs and Budgets subsequent to the initial Mining Program and Budget, subject to the contrary direction of the Management Committee and receipt of necessary funds, the Manager shall continue Operations at levels comparable with the last adopted Mining Program and Budget.  All of the foregoing shall be subject to the contrary direction of the Management Committee and the receipt of necessary funds.

ARTICLE 9

PROGRAMS AND BUDGETS

9.1

Operations Pursuant to Programs and Budgets

Except as otherwise provided in Subsection 5.1(c), Section 9.13, and Article 13, Operations shall be conducted, expenses shall be incurred, and Assets shall be acquired only pursuant to adopted Programs and Budgets.  Every Program and Budget adopted pursuant to this Agreement shall provide for accrual of reasonably anticipated Environmental Compliance expenses for all Operations contemplated under the Program and Budget.

9.2

Presentation of Programs and Budgets

Proposed Programs and Budgets shall be prepared by the Manager for a period of one (1) year or any other period as approved by the Management Committee, and shall be submitted to the Management Committee for review and consideration.  All proposed Programs and Budgets may include Exploration, Pre-Feasibility Studies, Feasibility Study, Development, Mining and Expansion or Modification Operations components, or any combination thereof, and shall be reviewed and adopted upon a vote of the Management Committee in accordance with Sections 7.2 and 9.4.  Each Program and Budget adopted by the Management Committee, regardless of length, shall be reviewed at least once a year at a meeting of the Management Committee.  During the period encompassed by any Program and Budget, and at least 60 days prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Manager and submitted to the Management Committee for review and consideration.

9.3

Review and Adoption of Proposed Programs and Budgets

Within 30 days after submission of a proposed Program and Budget, each Participant shall submit in writing to the Management Committee:

(a)

Notice that the Participant approves any or all of the components of the proposed Program and Budget;

(b)

Modifications proposed by the Participant to the components of the proposed Program and Budget; or

(c)

Notice that the Participant rejects any or all of the components of the proposed Program and Budget.

If a Participant fails to give any of the foregoing responses within the allotted time, the failure shall be deemed to be a vote by the Participant for adoption of the Manager’s proposed Program and Budget.  If a Participant makes a timely submission to the Management Committee pursuant to Sections 9.3(a), (b) or (c), then the Manager working with the other Participant shall seek for a period of time not to exceed 20 days to develop a complete Program and Budget acceptable to both Participants.  The Manager shall then call a Management Committee meeting in accordance with Section 7.3 for purposes of reviewing and voting upon the proposed Program and Budget.

9.4

Election to Participate

(a)

By notice to the Management Committee within 20 days after the final vote adopting a Program and Budget, and notwithstanding its vote concerning adoption of a Program and Budget, a Participant may elect to participate in the approved Program and Budget: (i) in proportion to its respective Participating Interest, (ii) in some lesser amount than its respective Participating Interest, or (iii) not at all.  In case of an election under Section 9.4(a)(ii) or (iii), its Participating Interest shall be recalculated as provided in Section 9.4(b) below, with dilution effective as of the first day of the Program Period for the adopted Program and Budget.  If a Participant fails to so notify the Management Committee of the extent to which it elects to participate, the Participant shall be deemed to have elected to contribute to such Program and Budget in proportion to its respective Participating Interest as of the beginning of the Program Period.

(b)

If a Participant elects to contribute to an adopted Program and Budget some lesser amount than in proportion to its respective Participating Interest, or not at all, and the other Participant elects to fund all or any portion of the deficiency, the Participating Interest of the Reduced Participant shall be provisionally recalculated as follows:

(i)

for an election made before Payout, by dividing: (A) the sum of (1) the amount credited to the Reduced Participant’s Equity Account with respect to its Initial Contribution under Section 5.1, (2) the total of all of the Reduced Participant’s contributions under Section 5.3, and (3) the amount, if any, the Reduced Participant elects to contribute to the adopted Program and Budget; by (B) the sum of (1), (2) and (3) above for both Participants; and then multiplying the result by one hundred; or

(ii)

for an election made after Payout, by reducing its Participating Interest in an amount equal to 2 times the amount by which it would have been reduced under Section 9.4(b)(i) if such election were made before Payout.

The Participating Interest of the other Participant shall be increased by the amount of the reduction in the Participating Interest of the Reduced Participant, and if the other Participant elects not to fund the entire deficiency, the Manager shall adjust the Program and Budget to reflect the funds available.

(c)

Whenever the Participating Interests are recalculated pursuant to this Section 9.4,

(i)

the Equity Accounts of both Participants shall be revised to bear the same ratio to each other as their recalculated Participating Interests; and

(ii)

the portion of Capital Account attributable to the reduced Participating Interest of the Reduced Participant shall be transferred to the other Participant.

9.5

Recalculation of Reduced Interest

(a)

If a Participant makes an election under Section 9.4(a)(ii) or (iii), then within 60 days after the conclusion of such Program and Budget, the Manager shall report the total amount of money expended plus the total obligations incurred by the Manager for such Budget;

(b)

If the Manager expended or incurred obligations that were more or less than the adopted Budget, the Participating Interests shall be recalculated pursuant to Section 9.4(b) by substituting each Participant’s actual contribution to the adopted Budget for that Participant’s estimated contribution at the time of the Reduced Participant’s election under Section 9.4(a).

(c)

If the Manager expended or incurred obligations of less than 5% of the adopted Budget, within 30 days of receiving the Manager’s report on expenditures, the Reduced Participant may notify the other Participant of its election to reimburse the other Participant for the difference between any amount contributed by the Reduced Participant to such adopted Program and Budget and the Reduced Participant’s proportionate share (at the Reduced Participant’s former Participating Interest) of the actual amount expended or incurred for the Program, plus interest on the difference accruing at the rate described in Section 10.3 plus 5 percentage points.  The Reduced Participant shall deliver the appropriate amount (including interest) to the other Participant with such notice.  Failure of the Reduced Participant to so notify and tender such amount shall result in dilution occurring in accordance with this Article 9 and shall bar the Reduced Participant from its rights under this Section 9.5(c) concerning the relevant adopted Program and Budget.

(d)

All recalculations under this Section 9 shall be effective as of the first day of the Program Period for the Program and Budget.  The Manager, on behalf of both Participants, shall make such reimbursements, reallocations of Products, contributions and other adjustments as are necessary so that, to the extent possible, each Participant will be placed in the position it would have been in had its Participating Interests as recalculated under this Section been in effect throughout the Program Period for such Program and Budget.  If the Participants are required to make contributions, reimbursements or other adjustments pursuant to this Section, the Manager shall have the right to purchase or sell a Participant’s share of Products in the same manner as under Section 11.2 and to apply the proceeds of such sale to satisfy that Participant’s obligation to make such contributions, reimbursements or adjustments.

(e)

Whenever the Participating Interests are recalculated pursuant to this Section, (i) the Participants’ Equity Accounts shall be revised to bear the same ratio to each other as their Recalculated Participating Interests; and (ii) the portion of Capital Account attributable to the reduced Participating Interest of the Reduced Participant shall be transferred to the other Participant.

9.6

Pre-Feasibility Study Program and Budgets

(a)

At such time as either Participant is of the good faith and reasonable opinion that economically viable Mining Operations may be possible on the Properties, the Participant may propose to the Management Committee that a Pre-Feasibility Study Program and Budget, or a Program and Budget that includes Pre-Feasibility Studies, be prepared.  Such proposal shall be made in writing to the other Participant, shall reference the data upon which the proposing Participant bases its opinion, and shall call a meeting of the Management Committee pursuant to Section 7.3.  If such proposal is adopted by the Management Committee, the Manager shall prepare or have prepared a Pre-Feasibility Study Program and Budget as approved by the Management Committee and shall submit the same to the Management Committee within 60 days following adoption of the proposal;

(b)

Pre-Feasibility Studies may be conducted by the Manager,  Feasibility Contractors, or both, as the Management Committee determines.  A Pre-Feasibility Study Program shall include the work necessary to prepare and complete the Pre-Feasibility Study approved in the proposal adopted by the Management Committee, which may include some or all of the following:

(i)

analyses of various alternatives for mining, processing and beneficiation of Products;

(ii)

analyses of alternative mining, milling, and production rates;

(iii)

supply facilities, transport facilities, reagent storage, offices, shops, warehouses, stock yards, explosives storage, handling facilities, housing, public facilities;

(iv)

a description of each alternative of the method of tailings disposal and the location of the proposed disposal site);

(v)

estimates of recoverable proven and probable reserves of Products and of related substances, in terms of technical and economic constraints (extraction and treatment of Products), including the effect of grade, losses, and impurities, and the estimated mineral composition and content thereof, and review of mining rates commensurate with such reserves;

(vi)

analyses of environmental impacts of the various alternatives, including an analysis of the permitting, environmental liability and other Environmental Law implications of each alternative, and costs of Environmental Compliance for each alternative;

(vii)

conduct of appropriate metallurgical tests to determine the efficiency of alternative extraction, recovery and processing techniques, including an estimate of water, power, and reagent consumption requirements;

(viii)

conduct of hydrology and other studies related to any required dewatering; and

(ix)

conduct of other studies and analyses approved by the Management Committee.

(c)

The Manager shall have the discretion to base its and any Feasibility Contractors’ Pre-Feasibility Study on the cumulative results of each discipline studied, so that if a particular portion of the work would result in the conclusion that further work based on these results would be unwarranted for a particular alternative, the Manager shall have no obligation to continue expenditures on other Pre-Feasibility Studies related solely to such alternative.

9.7

Completion of Pre-Feasibility Studies

As soon as reasonably practical following completion of all Pre-Feasibility Studies required to evaluate fully the alternatives studied pursuant to Pre-Feasibility Programs, the Manager shall prepare a report summarizing all Pre-Feasibility Studies and shall submit the same to the Management Committee.  Such report shall incorporate the following:

(a)

the results of the analyses of the alternatives and other matters evaluated in the conduct of the Pre-Feasibility Programs;

(b)

reasonable estimates of capital costs for the Development and start-up of the mine, mill and other processing and ancillary facilities required by the Development and Mining alternatives evaluated (based on flowsheets, piping and instrumentation diagrams, and other major engineering diagrams), which cost estimates shall include reasonable estimates of:

(i)

capitalized pre-stripping expenditures, if an open pit or surface mine is proposed;

(ii)

expenditures required to purchase, construct and install all machinery, equipment and other facilities and infrastructure (including contingencies) required to bring a mine into commercial production, including an analysis of costs of equipment or supply contracts in lieu of Development costs for each Development and Mining alternative evaluated;

(iii)

expenditures required to perform all other related work required to commence commercial production of Products and, if applicable, process Products (including reasonable estimates of working capital requirements); and

(iv)

all other direct and indirect costs and general and administrative expenses that may be required for a proper evaluation of the Development and Mining alternatives and annual production levels evaluated.  The capital cost estimates shall include a schedule of the timing of the estimated capital requirements for each alternative;

(c)

a reasonable estimate of the annual expenditures for Operations required for the estimated life of mine after completion of the capital program described in Section 9.7(b) for each Development alternative evaluated, and for subsequent years of Operations, including estimates of annual production, processing, administrative, operating and maintenance expenditures, taxes (other than income taxes), working capital requirements, royalty and purchase obligations, equipment leasing or supply contract expenditures, work commitments, Environmental Compliance costs, post-Operations Environmental Compliance and Continuing Obligations funding requirements and all other anticipated costs of such Operations.  This analysis shall also include an estimate of the number of employees required to conduct such Operations for each alternative;

(d)

a review of the nature, extent and rated capacity of the mine, machinery, equipment and other facilities preliminarily estimated to be required for the purpose of producing and marketing Products under each Development and Mining alternative analyzed;

(e)

an analysis (and sensitivity analyses reasonably requested by either Participant), based on various target rates of return and price assumptions requested by either Participant, of whether it is technically, environmentally, and economically feasible to place a prospective ore body or deposit within the Properties into commercial production for each of the Development and Mining alternatives analyzed (including a discounted cash flow rate of return investment analysis for each alternative and net present value estimate using various discount rates requested by either Participant); and

(f)

such other information as the Management Committee deems appropriate.

Within 60 days after delivery of the Pre-Feasibility Study summary to the Participants, a Management Committee meeting shall be convened for the purposes of reviewing the Pre-Feasibility Study summary and selecting one or more Approved Alternatives, if any.

9.8

Programs and Budgets for Feasibility Study

Within 60 days following the selection of an Approved Alternative, the Manager shall submit to the Management Committee a Program and a Budget, which shall include necessary Operations, for the preparation of a Feasibility Study.  A Feasibility Study may be prepared by the Manager,  Feasibility Contractors, or both, as the Management Committee determines.

9.9

Development Programs and Budgets; Project Financing

(a)

Unless otherwise determined by the Management Committee, the Manager shall not submit to the Management Committee a Program and Budget including Development of the mine described in a completed Feasibility Study until 90 days following the receipt by Manager of the Feasibility Study.  The Program and Budget, which includes Development of the mine described in the completed Feasibility Study, shall be based on the estimated cost of Development described in the Feasibility Study for the Approved Alternative, unless otherwise directed by the Management Committee.

(b)

Promptly following adoption of the Program and Budget, which includes Development as described in a completed Feasibility Study, but in no event more than 60 days thereafter, the Manager shall submit to the Management Committee a report on material bids received for Development work (“Bid Report”).  If bids described in the Bid Report result in the aggregate cost of Development work exceeding 10% of the Development cost estimates that formed the basis of the Development component of the adopted Program and Budget, the Program and Budget, which includes relevant Development, shall be deemed to have been resubmitted to the Management Committee based on the aggregate costs as described in the Bid Report on the date of receipt of the Bid Report and shall be reviewed and adopted in accordance with Sections 7.2 and 9.3.

(c)

If the Management Committee approves the Development of the mine described in a Feasibility Study and also decides to seek Project Financing for such mine, each Participant, unless it elects to self finance its pro rata share of Development costs, shall, at its own cost, cooperate in seeking to obtain Project Financing for such mine; provided, however, that all fees, charges and costs (including attorneys and technical consultants fees) paid to the Project Financing lenders shall be borne by the Participants in proportion to their Participating Interests, unless such fees are capitalized as a part of the Project Financing.

9.10

Expansion or Modification Programs and Budgets

Any Program and Budget proposed by the Manager involving Expansion or Modification shall be based on a Feasibility Study prepared by the Manager, Feasibility Contractors, or both, or prepared by the Manager and audited by Feasibility Contractors, as the Management Committee determines.  The Program and Budget, which include Expansion or Modification, shall be submitted for review and approval by the Management Committee within 60 days following receipt by the Manager of such Feasibility Study.

9.11

Budget Overruns; Program Changes

The Manager shall immediately notify the Management Committee of any material departure from an adopted Program and Budget.  If the Manager exceeds an adopted Budget by more than 10% in the aggregate, then the excess over 10%, unless directly caused by an emergency or unexpected expenditure made pursuant to Section 9.12 or unless otherwise authorized or ratified by the Management Committee, shall be for the sole account of the Manager and such excess shall not be included in the calculations of the Participating Interests nor deemed a contribution under this Agreement.  Budget overruns of 10% or less in the aggregate shall be borne by the Participants in proportion to their respective Participating Interests.

9.12

Emergency or Unexpected Expenditures

In case of emergency, the Manager may take any reasonable action it deems necessary to protect life or property, to protect the Assets or to comply with Laws.  The Manager may make reasonable expenditures on behalf of the Participants for unexpected events that are beyond its reasonable control and that do not result from a breach by it of its standard of care.  The Manager shall promptly notify the Participants of the emergency or unexpected expenditure, and the Manager shall be reimbursed for all resulting costs by the Participants in proportion to their respective Participating Interests.

ARTICLE 10

ACCOUNTS AND SETTLEMENTS

10.1

Monthly Statements

The Manager shall promptly submit to the Management Committee monthly statements of account reflecting in reasonable detail the charges and credits to the Business Account during the preceding month.

10.2

Cash Calls

On the basis of each adopted Program and Budget, the Manager shall submit prior to the last day of each month a billing for estimated cash requirements for the next month.  Billings for estimated cash requirements may also be submitted more frequently than monthly if the circumstances so require. Within 10 days after receipt of each such billing, or a billing made pursuant to Section 9.12 or 12.4, each Participant shall advance its proportionate share of such cash requirements.  The Manager shall record all funds received in the Business Account.  The Manager shall at all times maintain a cash balance approximately equal to the rate of disbursement for up to 30 days.  All funds in excess of immediate cash requirements shall be invested by the Manager for the benefit of the Business in cash management accounts and investments selected at the discretion of the Manager, which accounts may include, but are not limited to, money market investments and money market funds.

10.3

Failure to Meet Cash Calls

A Participant that fails to meet cash calls in the amount and at the times specified in Section 10.2 shall be in default, and the amounts of the defaulted cash call shall bear interest from the date due at an annual rate equal to 5 percentage points over the Prime Rate, but in no event shall the rate of interest exceed the maximum permitted by Law.  Such interest shall accrue to the benefit of and be payable to the non-defaulting Participant, but shall not be deemed as amounts contributed by the non-defaulting Participant in the event dilution occurs in accordance with Article 6.  In addition to any other rights and remedies available to it by Law, the non-defaulting Participant shall have those other rights, remedies, and elections specified in Sections 10.4 and 10.5.

10.4

Cover Payment

If a Participant defaults in making a contribution or cash call required by an adopted Program and Budget, the non-defaulting Participant may, but shall not be obligated to, advance some portion or all of the amount in default on behalf of the defaulting Participant (a “Cover Payment”).  Each and every Cover Payment shall constitute a demand loan bearing interest from the date of the advance at the rate provided in Section 10.3.  If more than one Cover Payment is made, the Cover Payments shall be aggregated and the rights and remedies described herein pertaining to an individual Cover Payment shall apply to the aggregated Cover Payments.  The failure to repay such loan upon demand shall be a default.

10.5

Remedies

The Participants acknowledge that if either Participant defaults in making a contribution required by Article 5 or a cash call, or in repaying a loan, as required under Sections 10.2, 10.3 or 10.4, whether or not a Cover Payment is made, it will be difficult to measure the damages resulting from such default (it being hereby understood and agreed that the Participants have attempted to determine such damages in advance and determined that the calculation of such damages cannot be ascertained with reasonable certainty).  Both Participants acknowledge and recognize that the damage to the non-defaulting Participant could be significant.  In the event of such default, as reasonable liquidated damages, the non-defaulting Participant may, with respect to any such default not cured within thirty (30) days after notice to the defaulting Participant of such default, elect any of the following remedies by giving notice to the defaulting Participant. Such election may be made with respect to each failure to meet a cash call relating to a Program and Budget, regardless of the frequency of such cash calls, provided such cash calls are made in accordance with Section 10.2:

(a)

The defaulting Participant grants to the non-defaulting Participant a power of sale as to all or any portion of its interest in any Assets or in its Participating Interest that is subject to the lien and security interest granted in Section 6.6 (whether or not such lien and security interest has been perfected), upon a default under Sections 10.3 or 10.4.  Such power shall be exercised in the manner provided by applicable Law or otherwise in a commercially reasonable manner and upon reasonable notice.  If the non-defaulting Participant elects to enforce the lien or security interest pursuant to the terms of this subsection, the defaulting Participant shall be deemed to have waived any available right of redemption, any required valuation or appraisal of the secured property prior to sale, any available right to stay execution or to require a marshaling of assets, and any required bond in the event a receiver is appointed, and the defaulting Participant shall be liable for any deficiency;

(b)

The non-defaulting Participant may elect to have the defaulting Participant’s Participating Interest diluted or eliminated as follows:

(i)

for a default occurring before Payout relating to a Program and Budget covering in whole or in part Exploration, Pre-Feasibility Study or Feasibility Study Operations, the Reduced Participant’s Participating Interest shall be recalculated by dividing: (X) the sum of (1) the value of the Reduced Participant’s Initial Contribution under Section 5.1, (2) the total of all of the Reduced Participant’s contributions under Section 5.3, and (3) the amount, if any, the Reduced Participant contributed to the adopted Program and Budget with respect to which the default occurred; by (Y) the sum of (1), (2) and (3) above for both Participants; and then multiplying the result by one hundred.  For such a default occurring after Payout, the Reduced Participant’s Participating Interest shall be reduced in an amount equal to 2 times the amount by which it would have been reduced if such default had occurred before Payout.  For such a default, whether occurring before or after Payout, the Recalculated Participating Interest shall then be further reduced:

A.

for a default relating exclusively to an Exploration Program and Budget, by multiplying the Recalculated Participating Interest by the following percentage: 80%; or

B.

for a default relating to a Program and Budget covering in whole or in part Pre-Feasibility Study and/or Feasibility Study Operations, by multiplying the Recalculated Participating Interest by the following percentage: 90%.

The Participating Interest of the other Participant shall be increased by the amount of the reduction in the Participating Interest of the Reduced Participant, including the further reduction under Subsections 10.5(b)(i)(A) or (B).

(ii)

For a default relating to a Program and Budget covering in whole or in part Development or Mining, at the non-defaulting Participant’s election, the defaulting Participant shall be deemed to have withdrawn and to have automatically relinquished its interest in the Assets to the non-defaulting Participant; provided, however, the defaulting Participant shall have the right to receive only from 25% of Net Proceeds, if any, and not from any other source, an amount equal to 5% of the defaulting Participant’s Equity Account balance at the time of such default.  Upon receipt of such amount the defaulting Participant shall thereafter have no further right, title or interest in the Assets, but shall remain liable to the extent provided in Section 6.4.

(iii)

Dilution under this Subsection 10.5(b) shall be effective as of the date of the original default, and Section 9.5 shall not apply.  The amount of any Cover Payment under Section 10.4 and interest thereon, or any interest accrued in accordance with Section 10.3, shall be deemed to be amounts contributed by the non-defaulting Participant, and not as amounts contributed by the defaulting Participant.

(iv)

Whenever the Participating Interests are recalculated pursuant to this Section 10.5(b), (A) the Equity Accounts of both Participants shall be adjusted to bear the same ratio to each other as their recalculated Participating Interests; and (B) the portion of Capital Account attributable to the reduced Participating Interest of the Reduced Participant shall be transferred to the other Participant.

(c)

If a Participant has defaulted in meeting a cash call or repaying a loan, and if the non-defaulting Participant has made a Cover Payment, then, in addition to a reduction in the defaulting Participant’s Participating Interest effected pursuant to Section 10.5(b), the non-defaulting Participant shall have the right, if the indebtedness arising from a default or Cover Payment is not discharged within 60 days of the default and upon not less than 30 days advance notice to the defaulting Participant, to elect to purchase all the right, title, and interest, whenever acquired or arising, of the defaulting Participant in the Assets, including but not limited to its Participating Interest or interest in Net Proceeds, together with all proceeds from and accessions of the foregoing (collectively the “Defaulting Participant’s Entire Interest”) at a purchase price equal to 50% of the fair market value thereof as determined by a qualified independent appraiser appointed by the non-defaulting Participant.  If the defaulting Participant conveys notice of objection to the person so appointed within 10 days after receiving notice thereof, then an independent and qualified appraiser shall be appointed by the joint action of the appraiser appointed by the non-defaulting Participant and a qualified independent appraiser appointed by the defaulting Participant; provided, however, that if the defaulting Participant fails to designate a qualified independent appraiser for such purpose within 10 days after giving notice of such objection, then the person originally designated by the non-defaulting Participant shall serve as the appraiser; provided further, that if the appraisers appointed by each of the Participants fail to appoint a third qualified independent appraiser within 5 days after the appointment of the last of them, then an appraiser shall be appointed by a judge of a court of competent jurisdiction in the state in which the Assets are situated upon the application of either Participant.  There shall be withheld from the purchase price payable, upon transfer of the Defaulting Participant’s Entire Interest, the amount of any Cover Payment under Section 10.4 and unpaid interest thereon to the date of such transfer, or any unpaid interest accrued in accordance with Section 10.3 to the date of such transfer.  Upon payment of such purchase price, the defaulting Participant shall be deemed to have relinquished all of the Defaulting Participant’s Entire Interest to the non-defaulting Participant, but shall remain liable to the extent provided in Section 6.4.

10.6

Audits

(a)

Within 60 days after the end of each calendar year, at the request of a Participant, an audit shall be completed by chartered accountants selected by, and independent of, the Manager.  The audit shall be conducted in accordance with Canadian generally accepted auditing standards and shall cover all books and records maintained by the Manager pursuant to this Agreement, all Assets and Encumbrances, and all transactions and Operations conducted during such calendar year, including production and inventory records and all costs for which the Manager sought reimbursement under this Agreement, together with all other matters customarily included in such audits.  All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made not more than 3 months after receipt of the audit report, unless either Participant elects to conduct an independent audit pursuant to Section 10.6(b) which is ongoing at the end of such 3 month period, in which case such exceptions and claims may be made within the period provided in Section 10.6(b).  Failure to make any such exception or claim within such period shall mean the audit is deemed to be correct and binding upon the Participants.  The cost of all audits under this Subsection shall be charged to the Business Account.

(b)

Notwithstanding the annual audit conducted by chartered accountants selected by the Manager, each Participant shall have the right to have an independent audit of all Business books, records and accounts, including all charges to the Business Account.  This audit shall review all issues raised by the requesting Participant, with all costs borne by the requesting Participant.  The requesting Participant shall give the other Participant 30 days prior notice of such audit.  Any audit conducted on behalf of either Participant shall be made during the Manager’s normal business hours and shall not interfere with Operations.  Neither Participant shall have the right to audit records and accounts of the Business relating to transactions or Operations more than 24 months after the calendar year during which such transactions, or transactions related to such Operations, were charged to the Business Account.  All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made not more than 3 months after completion and delivery of such audit, or they shall be deemed waived.

ARTICLE 11

DISPOSITION OF PRODUCTION

11.1

Taking In Kind

(a)

Subject to Sections 5.4 and 11.1(b) each Participant shall take in kind or separately dispose of its share of all Products in proportion to its Participating Interest.  Any extra expenditure incurred in the taking in kind or separate disposition by either Participant of its proportionate share of Products shall be borne by such Participant.  The Manager shall give notice in advance of the anticipated delivery date upon which Products will be available.

(b)

Kaymin shall have a right of first refusal to process, market and sell or arrange for the processing, marketing or sale of each Participant’s share of all Products at their fair market value.  No Participant shall process, market or sell or arrange for the processing, marketing or sale of its share of Products without first offering to Kaymin the right to meet or exceed the proposed terms upon which such other Participant proposes to process, market or sell or arrange for the processing, marketing or sale of such Products.

11.2

Failure of Participant to Take In Kind

If a Participant fails to take its proportionate share of Products in kind as required in this Agreement, the Manager shall have the right, but not the obligation, for a period of time consistent with the minimum needs of the industry, but not to exceed one (1) year from the notice date described in Section 11.1, to purchase the Participant’s share for its own account or to sell such share as agent for the Participant at not less than the prevailing market price in the area.  Subject to the terms of any such contracts of sale then outstanding, during any period that the Manager is purchasing or selling a Participant’s share of production, the Participant may elect by notice to the Manager to take in kind.  The Manager shall be entitled to deduct from proceeds of any sale by it for the account of a Participant reasonable expenses incurred in such a sale.

ARTICLE 12

WITHDRAWAL AND TERMINATION

12.1

Termination by Expiration or Agreement

This Agreement shall terminate as expressly provided herein, unless earlier terminated by written agreement.

12.2

Termination by Deadlock

If the Management Committee fails to adopt a Program and Budget for 18 months after the expiration of the latest adopted Program and Budget, either Participant may elect to terminate the Business by giving 90 days notice of termination to the other Participant.

12.3

Withdrawal

A Participant may elect to withdraw from the Business by giving notice to the other Participant of the effective date of withdrawal, which shall be the later of the end of the then current Program Period or 30 days after the date of the notice.  Upon such withdrawal, the Business shall terminate, and the withdrawing Participant shall be deemed to have transferred to the remaining Participant all of its Participating Interest, including all of its interest in the Assets, without cost and free and clear of all Encumbrances arising by, through or under such withdrawing Participant, except those described in Section 1.1 of Schedule A and those to which both Participants have agreed.  The withdrawing Participant shall execute and deliver all instruments as may be necessary in the reasonable judgment of the other Participant to effect the transfer of its interests in the Assets to the other Participant.  If within a 60 day period both Participants elect to withdraw, then the Business shall instead be deemed to have been terminated by the consent of the Participants pursuant to Section 12.1.

12.4

Continuing Obligations and Environmental Liabilities

On termination of the Business under Sections 12.1, 12.2 or 12.3, each Participant shall remain liable for its respective share of liabilities to third persons (whether such arises before or after such withdrawal), including Environmental Liabilities and Continuing Obligations.  The withdrawing Participant’s share of such liabilities shall be equal to its Participating Interest at the time such liability was incurred, after first taking into account any reduction, readjustment, and restoration of Participating Interests under Sections 6.3, 9.4, 9.5 and 10.5 (or, as to liabilities arising prior to the Effective Date, its initial Participating Interest).

12.5

Disposition of Assets on Termination

Promptly after termination under Sections 12.1 or 12.2, the Manager shall take all action necessary to wind up the activities of the Business, in accordance with Schedule C.  All costs and expenses incurred in connection with the termination of the Business shall be expenses chargeable to the Business Account.

12.6

Non-Compete Covenants

Neither a Participant that withdraws pursuant to Section 12.3, or is deemed to have withdrawn pursuant to Sections 5.2, 6.3 or 10.5, nor any Affiliate of such a Participant, shall directly or indirectly acquire any interest or right to explore or mine, or both, on any property any part of which is within the Area of Interest for 24 months after the effective date of withdrawal.  If a withdrawing Participant, or the Affiliate of a withdrawing Participant, breaches this Section 12.6, such Participant shall be obligated to offer to convey to the non-withdrawing Participant, without cost, any such property or interest so acquired (or ensure its Affiliate offers to convey the property or interest to the non-withdrawing Participant, if the acquiring party is the withdrawing Participant’s Affiliate).  Such offer shall be made in writing and can be accepted by the non-withdrawing Participant at any time within 10 days after the offer is received by such non-withdrawing Participant.  Failure of a Participant’s Affiliate to comply with this Section 12.6 shall be a breach by such Participant of this Agreement.

12.7

Right to Data After Termination

After termination of the Business pursuant to Sections 12.1 or 12.2, each Participant shall be entitled to make copies of all applicable information acquired hereunder before the effective date of termination not previously furnished to it, but a terminating or withdrawing Participant shall not be entitled to any such copies after any other termination or withdrawal.

12.8

Continuing Authority

On termination of the Business under Sections 12.1, 12.2 or 12.3 or the deemed withdrawal of either Participant pursuant to Sections 5.2 or 10.5, the Participant which was the Manager prior to such termination or withdrawal (or the other Participant in the event of a withdrawal by the Manager) shall have the power and authority to do all things on behalf of both Participants which are reasonably necessary or convenient to:  (a) wind up Operations and (b) complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of Operations prior to such termination or withdrawal.  The Manager shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of both Participants and the Business, encumber Assets, and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or are alleged to have, a common interest or a common liability.

ARTICLE 13

ACQUISITIONS WITHIN AREA OF INTEREST

13.1

General

Any interest or right to acquire any interest in real property or water rights related thereto within the Area of Interest either acquired or proposed to be acquired during the term of this Agreement by or on behalf of either Participant (“Acquiring Participant”) or any Affiliate of such Participant shall be subject to the terms and provisions of this Agreement.  PFN and Kaymin and their respective Affiliates for their separate account shall be free to acquire lands and interests in lands outside the Area of Interest and to acquire mineral claims outside the Area of Interest.  Failure of any Affiliate of either Participant to comply with this Article 13 shall be a breach by such Participant of this Agreement.

13.2

Notice to Non-Acquiring Participant

Within 30 days after the acquisition or proposed acquisition, as the case may be, of any interest or the right to acquire any interest in real property or water rights wholly or partially within the Area of Interest (except real property acquired by the Manager pursuant to a Program), the Acquiring Participant shall notify the other Participant of such acquisition by it or its Affiliate; provided further that if the acquisition of any interest or right to acquire any interest pertains to real property or water rights partially within the Area of Interest, then all such real property (i.e., the part within the Area of Interest and the part outside the Area of Interest) shall be subject to this Article 13.  The Acquiring Participant’s notice shall describe in detail the acquisition, the acquiring party if that party is an Affiliate, the lands and minerals covered thereby, any water rights related thereto, the cost thereof, and the reasons why the Acquiring Participant believes that the acquisition (or proposed acquisition) of the interest is in the best interests of the Participants under this Agreement.  In addition to such notice, the Acquiring Participant shall make any and all information concerning the relevant interest available for inspection by the other Participant.

13.3

Option Exercised

Within 30 days after receiving the Acquiring Participant’s notice, the other Participant may notify the Acquiring Participant of its election to accept a proportionate interest in the acquired interest equal to its Participating Interest. Promptly upon such notice, the Acquiring Participant shall convey or cause its Affiliate to convey to the Participants, in proportion to their respective Participating Interests, by special warranty deed with title held as described in Section 3.4, all of the Acquiring Participant’s (or its Affiliate’s) interest in such acquired interest, free and clear of all Encumbrances arising by, through or under the Acquiring Participant (or its Affiliate) other than those to which both Participants have agreed.  The acquired interests shall become a part of the Properties for all purposes of this Agreement immediately upon such notice.  The other Participant shall promptly pay to the Acquiring Participant its proportionate share of the latter’s actual out-of-pocket acquisition costs.

13.4

Option Not Exercised

If the other Participant does not give such notice within the 30 day period set forth in Section 13.3, it shall have no interest in the acquired interests, and the acquired interests shall not be a part of the Assets or continue to be subject to this Agreement.

ARTICLE 14

ABANDONMENT AND SURRENDER OF PROPERTIES

14.1

Abandonment and Surrender

Either Participant may request the Management Committee to authorize the Manager to surrender or abandon part or all of the Properties.  If the Management Committee does not authorize such surrender or abandonment, or authorizes any such surrender or abandonment over the objection of either Participant, the Participant that desires to surrender or abandon shall assign to the objecting Participant, by special warranty deed and without cost to the objecting Participant, all of the abandoning Participant’s interest in the Properties sought to be abandoned or surrendered, free and clear of all Encumbrances created by, through or under the abandoning Participant other than those to which both Participants have agreed.  Upon the assignment, such properties shall cease to be part of the Properties.  The Participant that desires to abandon or surrender shall remain liable for its share (determined by its Participating Interest as of the date of such abandonment, after first taking into account any reduction, readjustment, and restoration of Participating Interests under Sections 6.3, 9.4, 9.5 and 10.5) of any liability with respect to such Properties, including, without limitation, Continuing Obligations, Environmental Liabilities and Environmental Compliance, whether accruing before or after such abandonment, arising out of activities prior to the Effective Date and out of Operations conducted prior to the date of such abandonment, regardless of when any funds may be expended to satisfy such liability.

ARTICLE 15

SUPPLEMENTAL BUSINESS AGREEMENT

15.1

Supplemental Agreement

At any time during the term of this Agreement, the Management Committee may determine by unanimous vote of both Participants that it is appropriate to segregate the Area of Interest into areas subject to separate Programs and Budgets for purposes of conducting further Exploration, Pre-Feasibility or Feasibility Studies, Development, or Mining.  At such time, the Management Committee shall designate which portion of the Properties will comprise an area of interest under a separate business arrangement (“Supplemental Business”), and the Participants shall enter into a new agreement (“Supplemental Business Agreement”) for the purpose of further exploring, analyzing, developing, and mining such portion of the Properties.  The Supplemental Business Agreement shall be in substantially the same form as this Agreement, with rights and interests of the Participants in the Supplemental Business identical to the rights and interests of the Participants in this Business at the time of the designation, unless otherwise agreed by the Participants, and with the Participants agreeing to new Capital and Equity Accounts and other terms necessary for the Supplemental Business Agreement to comply with the nature and purpose of the designation.  Following execution of the Supplemental Business Agreement, this Agreement shall terminate insofar as it affects the Properties covered by the Supplemental Business Agreement.

ARTICLE 16

TRANSFER OF INTEREST; PREEMPTIVE RIGHT

16.1

General

A Participant shall have the right to Transfer to a third party an interest in its Participating Interest, including an interest in this Agreement or the Assets, solely as provided in this Article 16.

16.2

Limitations on Free Transferability

Any Transfer by either Participant under Section 16.1 shall be subject to the following limitations:

(a)

Neither Participant shall Transfer any interest in this Agreement or the Assets (including, but not limited to, any royalty, profits, or other interest in the Products) except in conjunction with the Transfer of part or all of its Participating Interest;

(b)

No transferee of all or any part of a Participant’s Participating Interest shall have the rights of a Participant unless and until the transferring Participant has provided to the other Participant notice of the Transfer, and, except as provided in Sections 16.2(g) and 16.2(h), the transferee, as of the effective date of the Transfer, has committed in writing to assume and be bound by this Agreement to the same extent as the transferring Participant;

(c)

Neither Participant, without the consent of the other Participant, shall make a Transfer that shall violate any Law, or result in the cancellation of any permits, licenses, or other similar authorization;

(d)

No Transfer permitted by this Article 16 shall relieve the transferring Participant of its share of any liability, whether accruing before or after such Transfer, which arises out of Operations conducted prior to such Transfer or exists on the Effective Date;

(e)

In the event of a Transfer of less than all of a Participating Interest, the transferring Participant and its transferee shall act and be treated as one Participant; provided however, that in order for such Transfer to be effective, the transferring Participant and its transferee must first:

(i)

agree, as between themselves, that one of them is authorized to act as the sole agent (“Agent”) on their behalf with respect to all matters pertaining to this Agreement and the Business; and

(ii)

such notice warrant and represent to other Participant that:

A.

the Agent has the sole authority to act on behalf of, and to bind, the transferring Participant and its transferee with respect to all matters pertaining to this Agreement and the Business;

B.

the other Participant may rely on all decisions of, notices and other communications from, and failures to respond by, the Agent, as if given (or not given) by the transferring Participant and its transferee; and

C.

all decisions of, notices and other communications from, and failures to respond by, the other Participant to the Agent shall be deemed to have been given (or not given) to the transferring Participant and its transferee.

The transferring Participant and its transferee may change the Agent (but such replacement must be one of them) by giving notice to the other Participant, which notice must conform to Section 16.2(f)(ii).

(f)

If the Transfer is the grant of an Encumbrance in a Participating Interest to secure a loan or other indebtedness of either Participant in a bona fide transaction, other than a transaction approved unanimously by the Management Committee or Project Financing approved by the Management Committee, such Encumbrance shall be granted only in connection with such Participant’s financing payment or performance of that Participant’s obligations under this Agreement and shall be subject to the terms of this Agreement and the rights and interests of the other Participant hereunder (including without limitation under Section 6.7).  Any such Encumbrance shall be further subject to the condition that the holder of such Encumbrance (“Chargee”) first enter into a written agreement with the other Participant in form satisfactory to the other Participant, acting reasonably, binding upon the Chargee, to the effect that:

(i)

the Chargee shall not enter into possession or institute any proceedings for foreclosure or partition of the encumbering Participant’s Participating Interest and that such Encumbrance shall be subject to the provisions of this Agreement;

(ii)

the Chargee’s remedies under the Encumbrance shall be limited to the sale of the whole (but only of the whole) of the encumbering Participant’s Participating Interest to the other Participant, or, failing such a sale, at a public auction to be held at least 60 days after prior notice to the other Participant, such sale to be subject to the purchaser entering into a written agreement with the other Participant whereby such purchaser assumes all obligations of the encumbering Participant under the terms of this Agreement.  The price of any preemptive sale to the other Participant shall be the remaining principal amount of the loan plus accrued interest and related expenses, and such preemptive sale shall occur within 60 days of the Chargee’s notice to the other Participant of its intent to sell the encumbering Participant’s Participating Interest.  Failure of a sale to the other Participant to close by the end of such period, unless failure is caused by the encumbering Participant or by the Chargee, shall permit the Chargee to sell the encumbering Participant’s Participating Interest at a public sale; and

(iii)

the charge shall be subordinate to any then-existing debt, including Project Financing previously approved by the Management Committee, encumbering the transferring Participant’s Participating Interest;

(g)

If a sale or other commitment or disposition of Products or proceeds from the sale of Products by either Participant upon distribution to it pursuant to Article 11 creates in a third party a security interest by Encumbrance in Products or proceeds therefrom prior to such distribution, such sales, commitment or disposition shall be subject to the terms and conditions of this Agreement including, without limitation, Section 6.7.

16.3

Preemptive Right

Any Transfer by either Participant under Section 16.1 and any Transfer by an Affiliate of Control of either Participant shall be subject to a preemptive right of the other Participant to the extent provided in Schedule F.  Failure of a Participant’s Affiliate to comply with this Article 16 and Schedule F shall be a breach by such Participant of this Agreement.

ARTICLE 17

DISPUTES

17.1

Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

17.2

Forum

The courts of the Province of Ontario shall have a non-exclusive jurisdiction to resolve all disputes which may arise out of or in connection with this Agreement.

17.3

Dispute Resolution

All disputes arising under or in connection with this Agreement which cannot be resolved by agreement between the Participants shall be resolved in accordance with applicable Law.  If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or substantially prevailing Participant shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

ARTICLE 18

CONFIDENTIALITY, OWNERSHIP,

USE AND DISCLOSURE OF INFORMATION

18.1

Business Information

All Business Information shall be owned jointly by the Participants as their Participating Interests are determined pursuant to this Agreement.  Both before and after the termination of the Business, all Business Information may be used by either Participant for any purpose, whether or not competitive with the Business, without consulting with, or obligation to, the other Participant.  Except as provided in Sections 18.3 and 18.4, or with the prior written consent of the other Participant, each Participant shall keep confidential and not disclose to any third party or the public any portion of the Business Information that constitutes Confidential Information.

18.2

Participant Information

In performing its obligations under this Agreement, neither Participant shall be obligated to disclose any Participant Information.  If a Participant elects to disclose Participant Information in performing its obligations under this Agreement, such Participant Information, together with all improvements, enhancements, refinements and incremental additions to such Participant Information that are developed, conceived, originated or obtained by either Participant in performing its obligations under this Agreement (“Enhancements”), shall be owned exclusively by the Participant that originally developed, conceived, originated or obtained such Participant Information.  Each Participant may use and enjoy the benefits of such Participant Information and Enhancements in the conduct of the Business hereunder, but the Participant that did not originally develop, conceive, originate or obtain such Participant Information may not use such Participant Information and Enhancements for any other purpose.  Except as provided in Section 18.4, or with the prior written consent of the other Participant, which consent may be withheld in such Participant’s sole discretion, each Participant shall keep confidential and not disclose to any third party or the public any portion of Participant Information and Enhancements owned by the other Participant that constitutes Confidential Information.

18.3

Permitted Disclosure of Confidential Business Information

Either Participant may disclose Business Information that is Confidential Information:

(a)

to a Participant’s officers, directors, partners, members, employees, Affiliates, shareholders, agents, attorneys, accountants, consultants, contractors, subcontractors or advisors, for the sole purpose of such Participant’s performance of its obligations under this Agreement;

(b)

to any party to whom the disclosing Participant contemplates a Transfer of all or any part of its Participating Interest, for the sole purpose of evaluating the proposed Transfer;

(c)

to any actual or potential lender, underwriter or investor for the sole purpose of evaluating whether to make a loan to or investment in the disclosing Participant; or

(d)

to a third party with whom the disclosing Participant contemplates any independent business activity or operation.

The Participant disclosing Confidential Information pursuant to this Section 18.3, shall disclose such Confidential Information to only those parties who have a bona fide need to have access to such Confidential Information for the purpose for which disclosure to such parties is permitted under this Section 18.3 and who have agreed in writing supplied to, and enforceable by, the other Participant to protect the Confidential Information from further disclosure, to use such Confidential Information solely for such purpose and to otherwise be bound by the provisions of this Article 18. Such writing shall not preclude parties described in Section 18.3(b) from discussing and completing a Transfer with the other Participant.  The Participant disclosing Confidential Information shall be responsible and liable for any use or disclosure of the Confidential Information by such parties in violation of this Agreement and such other writing.

18.4

Disclosure Required By Law

Notwithstanding anything contained in this Article 18, a Participant may disclose any Confidential Information if, in the opinion of the disclosing Participant’s legal counsel:

(a)

such disclosure is legally required to be made in a judicial, administrative or governmental proceeding pursuant to a valid subpoena or other applicable order; or

(b)

such disclosure is legally required to be made pursuant to the rules or regulations of a stock exchange or similar trading market applicable to the disclosing Participant.

Prior to any disclosure of Confidential Information under this Section 18.4, unless otherwise agreed by the parties the disclosing Participant shall give the other Participant at least 10 days prior written notice (unless less time is permitted by such rules, regulations or proceeding) and, in making such disclosure, the disclosing Participant shall disclose only that portion of Confidential Information required to be disclosed and shall take all reasonable steps to preserve the confidentiality thereof, including, without limitation, obtaining protective orders and supporting the other Participant in intervention in any such proceeding.

18.5

Public Announcements

Prior to making or issuing any press release or other public announcement or disclosure of Business Information that is not Confidential Information, a Participant shall first consult with the other Participant as to the content and timing of such announcement or disclosure.  Any press release or other public announcement or disclosure to be issued by either Participant relating to this Business shall also identify the other Participant.

ARTICLE 19

GENERAL PROVISIONS

19.1

Notices

All notices, payments and other required or permitted communications (“Notices”) to either Participant shall be in writing, and shall be addressed respectively as follows:

To PFN:

Pacific North West Capital Corp.

626 West Pender Street

Mezzanine Floor

Vancouver, British Columbia

V6B 1V9

Facsimile:

+1 604 688-2582

Attention:

President

To Kaymin:

Kaymin

Kaymin Resources Limited

c/o Amplats Management Service (Proprietary) Limited

28 Harrison Street

Johannesburg

South Africa

Facsimile:

+27 11 373-5170

Attention:

Legal Department

All Notices shall be given (a) by personal delivery to the Participant, (b) by electronic communication, capable of producing a printed transmission, (c) by registered or certified mail return receipt requested; or (d) by overnight or other express courier service.  All Notices shall be effective and shall be deemed given on the date of receipt at the principal address if received during normal business hours, and, if not received during normal business hours, on the next business day following receipt, or if by electronic communication, on the date of such communication.  Either Participant may change its address by Notice to the other Participant.

19.2

Waiver

The failure of either Participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit such Participant’s right thereafter to enforce any provision or exercise any right.

19.3

Modification

No modification of this Agreement shall be valid unless made in writing and duly executed by both Participants.

19.4

Force Majeure

Except for the obligation to make payments when due hereunder, the obligations of a Participant shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labour disputes (however arising and whether or not employee demands are reasonable or within the power of the Participant to grant); acts of God; Laws, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of Environmental Laws; action or inaction by any federal, state or local agency that delays or prevents the issuance or granting of any approval or authorization required to conduct Operations beyond the reasonable expectations of the Participant seeking the approval or authorization acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors’ or subcontractors’ shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by native rights groups, environmental groups, or other similar special interest groups; or any other cause whether similar or dissimilar to the foregoing.  The affected Participant shall promptly give notice to the other Participant of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof.  The affected Participant shall resume performance as soon as reasonably possible.  During the period of suspension the obligations of both Participants to advance funds pursuant to Section 10.2 shall be reduced to levels consistent with then current Operations.

19.5

Further Assurances

Each of the Participants shall take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement or as may be reasonably required by lenders in connection with Project Financing.

19.6

Entire Agreement; Successors and Assigns

This Agreement contains the entire understanding of the Participants and supersedes all prior agreements and understandings between the Participants relating to the subject matter hereof.  There are no representations, warranties, terms, conditions, undertakings or collateral agreements express, implied or statutory between the parties other than as expressly set forth in this Agreement.  This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Participants.

19.7

Counterparts

This Agreement may be executed in any number of counterparts, and it shall not be necessary that the signatures of both Participants be contained on any counterpart.  Each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement.

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

By:

___________________________________

Name:  Harry Barr

Title:  President

KAYMIN RESOURCES LIMITED

“Roeland Van Kerckmolen

By:

___________________________________

Name:  Roeland Van Kerckmolen

Title:  Executive Director

SCHEDULE A

to

RIVER VALLEY JOINT VENTURE AGREEMENT

ASSETS AND AREA OF INTEREST

1.1

PROPERTIES

Any properties constituting Properties (as defined in the River Valley Farm-In Agreement) under the terms of the River Valley Farm-In Agreement as at the date of termination of such agreement.

1.2

INTERESTS AND CONTRACTS

Any and all interests and contracts constituting PFN Interests (as defined in the River Valley Farm-In Agreement) under the terms of the River Valley Farm-In Agreement as at the date of termination of such agreement.

1.3

AREA OF INTEREST

The area within 2km of the perimeter of any of the mineral claims comprising the Properties.

SCHEDULE B

to

RIVER VALLEY JOINT VENTURE AGREEMENT

ACCOUNTING PROCEDURES

The financing and accounting procedures to be followed by the Manager and the Participants under the Agreement are set forth below.  All capitalized terms in these Accounting Procedures shall have the definition attributed to them in the Agreement, unless defined otherwise herein.

The purpose of these Accounting Procedures is to establish equitable methods for determining charges and credits applicable to Operations.  It is the intent of the Participants that neither of them shall lose or profit by reason of the designation of one of them to exercise the duties and responsibilities of the Manager.  The Participants shall meet and in good faith endeavour to agree upon changes deemed necessary to correct any unfairness or inequity.  In the event of a conflict between the provisions of these Accounting Procedures and those of the Agreement, the provisions of the Agreement shall control.

ARTICLE 1

GENERAL PROVISIONS

1.1

General Accounting Records.

The Manager shall maintain detailed and comprehensive cost accounting records in accordance with these Accounting Procedures, including general ledgers, supporting and subsidiary journals, invoices, checks and other customary documentation, sufficient to provide a record of revenues and expenditures and periodic statements of financial position and the results of Operations for managerial, tax, regulatory or other financial, regulatory, or legal reporting purposes related to the Business.  Such records shall be retained for the duration of the period allowed the Participants for audit or the period necessary to comply with tax or other regulatory requirements.  The records shall reflect all obligations, advances and credits of the Participants.

1.2

Cash Management Accounts.

The Manager shall maintain one or more separate cash management accounts for the payment of all expenses and the deposit of all cash receipts for the Business.

1.3

Statements and Billings.

The Manager shall prepare statements and bill the Participants as provided in Article 10 of the Agreement.  Payment of any such billings by either Participant, including the Manager, shall not prejudice such Participant’s right to protest or question the correctness thereof for a period not to exceed 24 months following the calendar year during which such billings were received by such Participant.  All written exceptions to and claims upon the Manager for incorrect charges, billings or statements shall be made upon the Manager within such 24 month period.  The time period permitted for adjustments hereunder shall not apply to adjustments resulting from periodic inventories as provided in Paragraphs 5.1 and 5.2.

ARTICLE 2

CHARGES TO BUSINESS ACCOUNT

Subject to the limitations hereinafter set forth, the Manager shall charge the Business Account with the following:

2.01

Property Acquisition Costs, Rentals, Royalties and Other Payments.

All property acquisition and holding costs, including Governmental Fees, filing fees, license fees, costs of permits and assessment work, delay rentals, production royalties, including any required advances, and all other payments made by the Manager which are necessary to acquire or maintain title to the Assets.

2.02

Labour and Employee Benefits

(a)

Salaries and wages of the Manager’s employees directly engaged in Operations, including salaries or wages of employees who are temporarily assigned to and directly employed by same.

(b)

The Manager’s cost of holiday, vacation, sickness and disability benefits, and other customary allowances applicable to the salaries and wages chargeable under Subparagraph 2.2(a) and Paragraph 2.12.  Such costs may be charged on a “when and as paid basis” or by “percentage assessment” on the amount of salaries and wages.  If percentage assessment is used, the rate shall be applied to wages or salaries excluding overtime and bonuses.  Such rate shall be based on the Manager’s cost experience and it shall be periodically adjusted at least annually to ensure that the total of such charges does not exceed the actual cost thereof to the Manager.

(c)

The Manager’s actual cost of established plans for employees’ group life insurance, hospitalization, pension, retirement, stock purchase, thrift, bonus (except production or incentive bonus plans under a union contract based on actual rates of production, cost savings and other production factors, and similar non-union bonus plans customary in the industry or necessary to attract competent employees, which bonus payments shall be considered salaries and wages under Subparagraph 2.2(a) or Paragraph 2.12 rather than employees’ benefit plans) and other benefit plans of a like nature applicable to salaries and wages chargeable under Subparagraphs 2.2(a) or Paragraph 2.12, provided that the plans are limited to the extent feasible to those customary in the industry.

(d)

Cost of assessments imposed by governmental authority that are applicable to salaries and wages chargeable under Subparagraph 2.2(a) and Paragraph 2.12, including all penalties except those resulting from the willful misconduct or gross negligence of the Manager.

2.03

Materials, Equipment and Supplies.

The cost of materials, equipment and supplies (herein called “Material”) purchased from unaffiliated third parties or furnished by either Participant as provided in Paragraph 3.1.  The Manager shall purchase or furnish only so much Material as may be required for immediate use in efficient and economical Operations.  The Manager shall also maintain inventory levels of Material at reasonable levels to avoid unnecessary accumulation of surplus stock.

2.04

Equipment and Facilities Furnished by Manager.

The cost of machinery, equipment and facilities owned by the Manager and used in Operations or used to provide support or utility services to Operations charged at rates commensurate with the actual costs of ownership and operation of such machinery, equipment and facilities.  Such rates shall include costs of maintenance, repairs, other operating expenses, insurance, taxes, depreciation and interest at a rate not to exceed Prime Rate plus 3% per annum.  Such rates shall not exceed the average commercial rates currently prevailing in the vicinity of the Operations.

2.05

Transportation.

Reasonable transportation costs incurred in connection with the transportation of employees and material necessary for Operations.

2.06

Contract Services and Utilities.

The cost of contract services and utilities procured from outside sources, other than services described in Paragraphs 2.9 and 2.13.  If contract services are performed by the Manager or an Affiliate thereof, the cost charged to the Business Account shall not be greater than that for which comparable services and utilities are available in the open market within the vicinity of Operations.  The cost of professional consultant services procured from outside sources in excess of $100,000 per annum per contract shall not be charged to the Business Account unless approved by the Management Committee.

2.07

Insurance Premiums.

Net premiums paid for insurance required to be carried for Operations for the protection of the Participants.  When Operations are conducted in an area where the Manager may self-insure for Worker’s Compensation and/or Employer’s Liability under state law, the Manager may elect to include such risks in its self-insurance program and shall charge its costs of self-insuring such risks to the Business Account provided that such charges shall not exceed published manual rates.

2.08

Damages and Losses.

All costs in excess of insurance proceeds necessary to repair or replace damage or losses to any Assets resulting from any cause other than the willful misconduct or gross negligence of the Manager.  The Manager shall furnish the Management Committee with written notice of damages or losses as soon as practicable after a report thereof has been received by the Manager.

2.09

Legal and Regulatory Expense.

Except as otherwise provided in Paragraph 2.13, all legal and regulatory costs and expenses incurred in or resulting from Operations or necessary to protect or recover the Assets of the Business, including costs of title investigation and title curative services.  All attorneys fees and other legal costs to handle, investigate and settle litigation or claims, and amounts paid in settlement of such litigation or claims in excess of $100,000 per annum shall not be charged to the Business Account unless approved by the Management Committee.

2.10

Audit.

Cost of annual audits under Subsection 10.6(a).

2.11

Taxes.

All taxes, assessments and like charges on Operations and Assets which have been paid by the Manager for the benefit of the Participants.  Each Participant is separately responsible for taxes determined or measured by a Participant’s sales revenue or net income.

2.12

District and Camp Expense (Field Supervision and Camp Expenses).

A pro rata portion of:  (i) the salaries and expenses of the Manager’s superintendent and other employees serving Operations whose time is not allocated directly to such Operations, and (ii) the costs of maintaining and operating an office and any necessary suboffice, and (iii) all necessary camps, including housing facilities for employees, used for Operations.  The expense of those facilities, less any revenue therefrom, shall include depreciation or a fair monthly rental in lieu of depreciation of the investment.  The total of such charges for all Properties served by the Manager’s employees and facilities shall be apportioned to the Business Account on the basis of a ratio to be approved by the Management Committee.

2.13

Administrative Charge.

(1)

Each month, the Manager shall charge the Business Account a sum equal to 5% of Allowable Costs for each phase of Operations which shall be a liquidated amount to reimburse the Manager for its home office overhead and general and administrative expenses to conduct each phase of Operations, and which shall be in lieu of any management fee and for taxes based on production of Products.

(2)

The term “Allowable Costs” as used in this Paragraph for a particular phase of Operations shall mean all charges to the Business Account excluding:  (i) the administrative charge referred to herein; (ii) depreciation, depletion or amortization of tangible or intangible Assets; (iii) amounts charged in accordance with Paragraphs 2.1 and 2.9, and (iv) marketing costs.  The Manager shall attribute such Allowable Costs to a particular phase of Operations by applying the following guidelines:

(a)

The Exploration Phase shall cover those Operations conducted to ascertain the existence, location, extent or quantity of any deposit of ore or mineral.

(b)

The Development Phase shall cover those Operations, including Pre-Feasibility and Feasibility Study Operations, conducted to assess a commercially feasible ore body or to extend production of an existing ore body, and to construct or install related fixed Assets.

(c)

The Major Construction Phase shall include all Operations involved in the construction of a mill, smelter or other ore processing facilities.

(d)

The Mining Phase shall include all other Operations activities not otherwise covered above, including activities conducted after Mining Operations have ceased.

3.

Various phases of Operations may be conducted concurrently, in which event the administrative charge shall be calculated separately for Allowable Costs attributable to each phase.

4.

The monthly administration charge determined for each phase of Operations shall be a liquidated amount to reimburse Manager for its home office overhead and general and administrative expenses for its conduct of Operations, and shall be equitably apportioned among all of the properties served during such monthly period on the basis of a ratio approved by the Management Committee.

5.

The following is a representative list of items that constitute the Manager’s principal business office expenses that are expressly covered by the administrative charge provided in this Paragraph, except to the extent that such items are directly chargeable to the Business Account under other provisions of this Article II:

(i)

Administrative supervision, which includes all services rendered by managers, department supervisors, officers and directors of the Manager for Operations.

(ii)

Accounting, data processing, personnel administration, billing and record keeping in accordance with governmental regulations and the provisions of the Agreement, and preparation of reports;

(iii)

The services of tax counsel and tax administration employees for all tax matters, including any protests, except any outside professional fees which the Management Committee may approve as a direct charge to the Business Account;

(iv)

Routine legal services rendered by outside sources and the Manager’s legal staff not otherwise charged to the Business Account under Paragraph 2.9, including property acquisition, attorney management and oversight, and support services provided by Manager’s legal staff concerning any litigation; and

(v)

Rentals and other charges for office and records storage space, telephone service, office equipment and supplies.

6.

The Management Committee shall annually review the administrative charges and shall amend the methodology or rates used to determine such charges if they are found to be insufficient or excessive based on the principles that the Manager shall not make a profit or suffer a loss and that it should be fairly and adequately compensated for its costs and expenses.

2.14

Environmental Compliance Fund.

Costs of reasonably anticipated Environmental Compliance which, on a Program basis, shall be determined by the Management Committee and shall be based on proportionate contributions in an amount sufficient to establish a fund, which through successive proportionate contributions during the life of the Business, will pay for ongoing Environmental Compliance conducted during Operations and which will aggregate the reasonably anticipated costs of mine closure, post-Operations Environmental Compliance and Continuing Obligations.  The Manager shall invest such amounts on behalf of the Participants as provided in Subsection 8.2(r).

2.15

Other Expenditures.

Any reasonable direct expenditure, other than expenditures which are covered by the foregoing provisions, incurred by the Manager for the necessary and proper conduct of Operations.

ARTICLE 3

BASIS OF CHARGES TO BUSINESS ACCOUNT

3.01

Purchases.

Material purchased and services procured from third parties shall be charged to the Business Account by the Manager at invoiced cost, including applicable transfer taxes, less all discounts taken.  If any Material is determined to be defective or is returned to a vendor for any other reason, the Manager shall credit the Business Account when an adjustment is received from the vendor.

3.02

Material Furnished by a Participant for Use in the Business.

Any Material furnished by either Participant for use in the Business or distributed to either Participant by the Manager shall be priced on the following basis:

1.

New Material:  New Material furnished by either Participant shall be priced F.O.B. the nearest reputable supply store or railway receiving point, where like Material is available, at the current replacement cost of the same kind of Material, exclusive of any available cash discounts, at the time it is furnished (herein called “New Price”).

2.

Used Material:

(i)

Used Material in sound and serviceable condition and suitable for reuse without reconditioning shall be priced as follows:

(A)

Used Material furnished by either Participant shall be priced at 75% of the New Price;

(B)

Used Material distributed to either Participant shall be priced (i) at 75% of the New Price if such Material was originally charged to the Business Account as new Material, or (ii) at 65% of the New Price if such Material was originally charged to the Business Account as good used Material at 75% of the New Price.

(ii)

Other used Material that, after reconditioning, will be further serviceable for original function as good secondhand Material, or that is serviceable for original function but not substantially suitable for reconditioning, shall be priced at 50% of New Price.  The cost of any reconditioning shall be borne by the transferee.

(iii)

Bad-Order Material which is no longer usable for its original purpose without excessive repair cost but further usable for some other purpose shall be priced on a basis comparable with items normally used for that purpose.

(iv)

All other Material, including junk, shall be priced at a value commensurate with its use or at prevailing prices.

(3)

Obsolete Material.  Any Material that is serviceable and usable for its original function, but its condition is not equivalent to that which would justify a price as provided above, shall be priced by the Management Committee.  Such price shall be set at a level that will result in a charge to the Business Account equal to the value of the service to be rendered by such Material.

3.03

Premium Prices.

Whenever Material is not readily obtainable at published or listed prices because of national emergencies, strikes or other unusual circumstances over which the Manager has no control, the Manager may charge the Business Account for the required Material on the basis of the Manager’s direct cost and expenses incurred in procuring such Material and making it suitable for use.  The Manager shall give written notice of the proposed charge to the Participants prior to the time when such charge is to be billed, whereupon either Participant shall have the right, by notifying the Manager within 10 days of the delivery of the notice from the Manager, to furnish at the usual receiving point all or part of its share of Material suitable for use and acceptable to the Manager.

3.04

Warranty of Material Furnished by the Manager or Participants.

Neither Participant warrants any Material furnished beyond any dealer’s or manufacturer’s warranty and no credits shall be made to the Business Account for defective Material until adjustments are received by the Manager from the dealer, manufacturer or their respective agents.

ARTICLE 4

DISPOSAL OF MATERIAL

4.01

Disposition Generally.

The Manager shall have no obligation to purchase either Participant’s interest in Material.  The Management Committee shall determine the disposition of major items of surplus Material, provided the Manager shall have the right to dispose of normal accumulations of junk and scrap Material either by sale or by transfer to the Participants as provided in Paragraph 4.2.

4.02

Distribution to Participants.

Any Material to be distributed to the Participants shall be made in proportion to their respective Participating Interests, and corresponding credits shall be made to the Business Account on the basis provided in Paragraph 3.2.

4.03

Sales.

Sales of Material to third parties shall be credited to the Business Account at the net amount received.  Any damages or claims by the Purchaser shall be charged back to the Business Account if and when paid.

ARTICLE 5

INVENTORIES

5.01

Periodic Inventories, Notice and Representations.

At reasonable intervals, inventories shall be taken by the Manager, which shall include all such Material as is ordinarily considered controllable by operators of mining properties, and the expense of conducting such periodic inventories shall be charged to the Business Account.  The Manager shall give written notice to the Participants of its intent to take any inventory at least 30 days before such inventory is scheduled to take place.  A Participant shall be deemed to have accepted the results of any inventory taken by the Manager if the Participant fails to be represented at such inventory.

5.02

Reconciliation and Adjustment of Inventories.

Reconciliation of inventory with charges to the Business Account shall be made, and a list of overages and shortages shall be furnished to the Management Committee within 3 months after the inventory is taken.  Inventory adjustments shall be made by the Manager to the Business Account for overages and shortages, but the Manager shall be held accountable to the Business only for shortages due to lack of reasonable diligence.

SCHEDULE C

to

RIVER VALLEY JOINT VENTURE AGREEMENT

Intentionally deleted.

SCHEDULE D

To

RIVER VALLEY JOINT VENTURE AGREEMENT

NET PROCEEDS CALCULATION

1.1

Income and Expenses.

Net Proceeds shall be calculated by deducting from the Gross Revenue (as defined below) realized (or deemed to be realized), such costs and expenses attributable to Exploration, Development, Mining, the marketing of Products and other Operations as would be deductible under generally accepted accounting principles and practices consistently applied, including without limitation:

(a)

All costs and expenses of replacing, expanding, modifying, altering or changing from time to time the Mining facilities.  Costs and expenses of improvements (such as haulage ways or mill facilities) that are also used in connection with workings other than the Properties shall be charged to the Properties only in the proportion that their use in connection with the Properties bears to their total use;

(b)

Ad valorem real property and unsecured personal property taxes, and all taxes, other than income taxes, applicable to Mining of the Properties, including without limitation all state mining taxes, sales taxes, severance taxes, license fees and governmental levies of a similar nature;

(c)

Allowance for overhead in accordance with Paragraph 2.13 of Schedule B;

(d)

All expenses incurred relative to the sale of Products, including an allowance for commissions at rates which are normal and customary in the industry;

(e)

All amounts payable to the remaining Participant during Mining pursuant to any applicable operating or similar agreement in force with respect thereto;

(f)

The actual cost of investment under the Agreement but prior to beginning of Mining, which shall include all expenditures for Exploration and Development of the Properties incurred by the non-withdrawing Participant both prior and subsequent to the withdrawing Participant acquiring a Net Proceeds interest;

(g)

Interest on monies borrowed or advanced for costs and expenses, but in no event in excess of the maximum permitted by law;

(h)

An allowance for reasonable working capital and inventory;

(i)

Costs of funding the Environmental Compliance Fund as provided in Paragraph 2.14 of Schedule B;

(j)

Actual costs of Operations; and

(k)

Rental, royalty, production, and purchase payments.

For purposes hereof, the term “Gross Revenue” shall mean the sum of (i) gross receipts from sale of Products, less any charges for sampling, assaying, or penalties; (ii) gross receipts from the sale or other disposition of Assets; (iii) insurance proceeds; (iv) compensation for expropriation of Assets; and (v) judgment proceeds.  Gross receipts for sale of Products shall be determined by multiplying the average prices obtained by Participants for Products during the previous month.

It is intended that the remaining Participant shall recoup from Gross Revenue all of its on-going contributions for Exploration, Development, Mining, Expansion and Modification and marketing Products before any Net Proceeds are distributed to any person holding a Net Proceeds interest.  No deduction shall be made for income taxes, depreciation, amortization or depletion.  If in any year after the beginning of Mining of the Properties an operating loss relative thereto is incurred, the amount thereof shall be considered as and be included with outstanding costs and expenses and carried forward in determining Net Proceeds for subsequent periods.  If Products are processed by the remaining Participant, or are sold to an Affiliate of the remaining Participant, then, for purposes of calculating Net Proceeds, such Products shall be deemed conclusively to have been sold at a price equal to fair market value to an arm’s length purchaser FOB the concentrator for the Properties, and Net Proceeds relative thereto shall be calculated without reference to any profits or losses attributable to smelting or refining.

1.2

Payment of Net Proceeds.

Payments of Net Proceeds shall commence in the calendar quarter following the calendar quarter in which Net Proceeds are first realized, and shall be made forty-five (45) days following the end of each calendar quarter during which Net Proceeds are realized, and shall be subject to adjustment, if required, at the end of each calendar year.  The recipient of such Net Proceeds payments shall have the right to audit such payments following receipt of each payment by giving notice to the remaining Participant and by conducting such audit in accordance with Section 10.6 of the Agreement.  Costs of such an audit shall be borne by the holder of the Net Proceeds interest described herein.

1.3

Definitions.

All capitalized words and terms used herein have the same meaning as in the Agreement.

SCHEDULE E

to

RIVER VALLEY JOINT VENTURE AGREEMENT

INSURANCE

The Manager shall, at all times while conducting Operations, comply fully with the applicable worker’s compensation laws and shall purchase or provide adequate and reasonable insurance against all risks ordinarily insured against in similar operations.  If the Manager elects to self-insure, it shall charge to the Business Account an amount equal to the premium it would have paid had it secured and maintained a policy or policies of insurance on a competitive bid basis in the amount of such coverage.  Each Participant shall self-insure or purchase for its own account such additional insurance as it deems necessary and shall provide for any deductibles that may become payable under any of the above arrangements.

SCHEDULE F

to

RIVER VALLEY JOINT VENTURE AGREEMENT

PREEMPTIVE RIGHTS

1.1

Preemptive Rights.

If either Participant intends to Transfer all or any part of its Participating Interest, or an Affiliate of either Participant intends to Transfer Control of such Participant (“Transferring Entity”), such Participant shall promptly notify the other Participant of such intentions.  The notice shall state the price and all other pertinent terms and conditions of the intended Transfer, and shall be accompanied by a copy of the offer or the contract for sale.  If the consideration for the intended transfer is, in whole or in part, other than monetary, the notice shall describe such consideration and its monetary equivalent (based upon the fair market value of the nonmonetary consideration and stated in terms of cash or currency).  The other Participant shall have 30 days from the date such notice is delivered to notify the Transferring Entity (and the Participant if its Affiliate is the Transferring Entity) whether it elects to acquire the offered interest at the same price (or its monetary equivalent in cash or currency) and on the same terms and conditions as set forth in the notice.  If it does so elect, the acquisition by the other Participant shall be consummated promptly after notice of such election is delivered;

(a)

If the other Participant fails to so elect within the period provided for above, the Transferring Entity shall have 180 days following the expiration of such period to consummate the Transfer to a third party at a price and on terms no less favorable to the Transferring Entity than those offered by the Transferring Entity to the other Participant in the aforementioned notice;

(b)

If the Transferring Entity fails to consummate the Transfer to a third party within the period set forth above, the preemptive right of the other Participant in such offered interest shall be deemed to be revived.  Any subsequent proposal to Transfer such interest shall be conducted in accordance with all of the procedures set forth in this Paragraph.

1.2

Exceptions to Preemptive Right.

Paragraph 1.1 above shall not apply to the following:

(a)

Transfer by either Participant of all or any part of its Participating Interest to an Affiliate;

(b)

Incorporation of either Participant, or corporate consolidation or reorganization of either Participant by which the surviving entity shall possess substantially all of the stock or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that Participant;

(c)

Corporate merger or amalgamation involving either Participant by which the surviving entity or amalgamated company shall possess all of the stock or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that Participant; provided, however, that the value of the merging or amalgamating Participant’s interest in the Assets, evidenced by its Capital Account balance, does not exceed 10 percent of the Net Worth of the surviving entity or amalgamated company;

(d)

the transfer of Control of either Participant by an Affiliate to such Participant or to another Affiliate;

(e)

subject to Subsection 16.2(g) of the Agreement, the grant by either Participant of a security interest in its Participating Interest by Encumbrance;

(f)

the creation by any Affiliate of either Participant of an Encumbrance affecting its Control of such Participant;

(g)

a sale or other commitment or disposition of Products or proceeds from sale of Products by either Participant upon distribution to it pursuant to Article 11 of the Agreement; or

(h)

a transfer by an Affiliate of either Participant of Control of such Participant to a third party, provided the value of such Participant’s Capital Account balance does not exceed 10 % of the Net Worth of the transferring Affiliate, or does not exceed 10 % of the Net Worth of Transferee.

For purposes hereof, the term “Net Worth” shall mean the remainder after total liabilities are deducted from total assets.  In the case of a corporation, Net Worth includes both capital stock and surplus.  In the case of a limited liability company, Net Worth includes member contributions.  In the case of a partnership or sole proprietorship, Net Worth includes the original investment plus accumulated and reinvested profits.

UNION BAY PROJECT – OPTION AGREEMENT

DATED:

OCTOBER 1st, 2002

BETWEEN:

FREEGOLD VENTURES LIMITED AND FREEGOLD RECOVERY USA

AND

PACIFIC NORTH WEST CAPITAL CORP.

UNION BAY  PROJECT

PROPERTY OPTION AGREEMENT

THIS OPTION AGREEMENT is made as of the 1st  day of October, 2002

BETWEEN:

FREEGOLD VENTURES LIMITED, a  company duly incorporated pursuant to the laws of British Columbia and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3 AND FREEGOLD RECOVERY USA,   a company duly incorporated pursuant to the laws of Nevada and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(hereinafter collectively referred to as the “Optionor”)

OF THE FIRST PART

AND:

PACIFIC NORTH WEST CAPITAL CORP. a company duly incorporated pursuant to the laws of Alberta and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(hereinafter referred to as “PFN”)

OF THE SECOND PART

RECITALS

WHEREAS the Optionor is the recorded and beneficial owner of a 100% interest in certain mineral claims situated in South East Alaska, United States of America and more particularly described in Schedule “A” attached hereto and made a part of this Option Agreement (hereinafter collectively called the “Property).

AND WHEREAS the Optionor has agreed to grant to PFN an option to acquire a fifty (50%) per cent interest in and to the Property;

NOW THEREFORE THIS OPTION AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and the payment of $10.00, the prior receipt and sufficiency of which is hereby acknowledged by the Optionor and subject to the terms and conditions hereafter set forth, the Optionor and PFN (hereinafter collectively referred to as the “Parties”) hereto agree as follows:

1.

GRANT OF OPTION

0.1

The Optionor hereby grants to PFN the exclusive right and option (the “Option”) to acquire a 50% undivided interest in and to the Property by PFN allotting and reserving for issuance to the Optionor 60,000 free trading (except for any applicable resale restrictions which may be imposed by any regulatory authority having jurisdiction), common shares in the capital of PFN to be paid and issued to the Optionor as follows:

SHARES

Within 5 days regulatory approval of this Option Agreement	30,000

On or before the 1st Anniversary of the approval date of this Option Agreement	30,000

TOTAL SHARE PAYMENTS	60,000

 This Agreement including the above share payments, is subject to PFN receiving regulatory approval from The Toronto Stock Exchange (TSX).

1.02

Upon execution of this Option Agreement PFN must subscribe for ITF shares at the a price $ 0.45 per share for a total value of $165,000. PFN has issued these funds.

1.03

PFN will also make the following cash payments.

CASH

On or before July 1st, 2003	$20,000

On or before July 1st, 2004	$20,000

On or before July 1st, 2005	$30,000

On or before July 1st, 2006	$30,000

TOTAL CASH PAYMENTS	$100,000

All references to currency in this Agreement are in Cdn $, unless expressly referred to as otherwise.

1.04

PFN is also required to complete the following Exploration Expenditures on the Property in order to exercise the Option:

On or before July 1st, 2003	$30,000

On or before July 1st, 2004	$30,000

Minimum aggregate expenditure on or before July 1st, 2005	$400,000

Minimum aggregate expenditure on or before July 1st, 2006	1,000,000 (total)

, PFN is responsible for the payment of the annual rents due on the Property. These rental payments shall be made on or before August 1st and such amounts shall be deemed to eligible Exploration Expenditures. PFN must however spend $30,000 in exploration costs in addition to rental costs prior to July 1st, 2003, and an additional $30,000  in exploration costs in addition rental costs prior to July 1st, 2004.

105

In this Option Agreement, “Exploration Expenditures” means all costs and expenses, however denominated, incurred by the Optionee on or in connection with the exploration and development and rehabilitation of the Property and includes all costs required to maintain the Property in good standing in accordance with the laws of the jurisdiction in which the Property is situated including rental payments and an overhead charge of 10% applied to all other costs and expenditures.

2.

OPTION ONLY

2.01

This Option Agreement represents an option only and PFN is under no obligation to the Optionor other than the subscription for ITF shares referred to in section 1.02.  Any further performance under the terms of this Option Agreement by PFN is expressly at the election of PFN.

3.

EXERCISE OF OPTION AND NET SMELTER RETURNS ROYALTY

3.01

PFN shall have exercised the Option and shall have earned and acquired a 50% interest in and to the Property by having subscribed in the amount of an aggregate total of $165,000 for shares of ITF as per Clause 1.02, issue an aggregate of 60,000 shares in the capital of PFN and by having made the Optionor the cash payments and completed the exploration expenditures in sections 1.02 and 1.03.  Upon vesting with a 50% interest PFN may elect within 45 days to increase its interest to 60% by completing a Feasibility Study within 12 months of having vested. Upon vesting with a 60% interest PFN may elect within 90 days to earn a 70% interest in the property by placing the property into Commercial Production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%  PFN agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into Commercial Production.

3.02

PFN shall be under no obligation whatsoever to place the Property into Commercial Production and in the event it is placed into Commercial Production, PFN shall have the right, at any time, to curtail or suspend such operation as it, in its sole and absolute discretion, may determine.

4.

TRANSFER OF TITLE

4.01

Following the exercise of the Option by PFN the Optionor shall transfer the relevant interest in the Property to PFN and provide to PFN documentation to that effect within 30 days of PFN requesting the transfer in writing.

5.

AREA OF INTEREST

5.01

The Area of Interest is defined as the Area within 5 miles of the perimeter of the current Property boundary.

6.

OPERATOR

6.01

PFN is the program Operator.  Programs and budgets will be approved at the sole discretion of the Operator.

7.

RIGHT OF ENTRY

7.01

During the tenure of this Option Agreement and prior to the exercise of the Option, PFN, its servants, agents and workmen and any persons duly authorized by PFN, shall have the right of access to and from the Property and subject to paragraph 12.01 hereof, have the sole and exclusive right to enter upon and take possession of and prospect, explore, and develop the Property in such a manner as PFN in its sole discretion may deem advisable.

8.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

8.01

The Optionor hereby represents and warrants to PFN that:

a)

the Optionor is the recorded and beneficial owner of a 100% interest in and to the Property except for any native land claim issues which may arise affecting the title and ownership of the Property;

b)

to the best of the Optionor’s knowledge there are no environmental liabilities currently associated with the property.

c)

to the best of the Optionor’s knowledge, the Claims comprising the Property have been validly located and are now duly recorded and in good standing in accordance with the laws in effect of the jurisdiction in which the Claims are situated;

d)

the entering into this Option Agreement does not conflict with any applicable law nor does it conflict with, or result in a breach of or accelerate the performance required by any contract or other commitment to which it is party or by which its bound;

e)

the Optionor has the exclusive right to enter into this Option Agreement and all necessary authority to assign to PFN a 70% undivided right, title and interest in and to the Property in accordance with the terms and conditions of this Option Agreement;

f)

the Optionor currently has the exclusive right to receive 100% of the proceeds from the sale of minerals, metals, ores or concentrates removed from the Property;

g)

other than as disclosed in this Option Agreement, the Property is free and clear of all liens and encumbrances:

h)

the Optionor has advised, and provided to PFN all technical information relating to the mineral and economic development potential of the Property of which the Optionor has knowledge and access to.

8.02

The representations and warranties hereinbefore set out are conditions upon which PFN has relied on entering into this Option Agreement and shall survive the exercise of the Option and the Optionor hereby forever indemnifies and saves PFN harmless from all loss, damage, costs, actions and suits arising out of, or in connection with, any breach of any representation or warranty made by it and contained in this Option Agreement.

9.

REPRESENTATIONS AND WARRANTIES OF PFN

9.01

PFN represents and warrants to the Optionor that:

a)

it has full corporate power and authority to enter into this Option Agreement; and

b)

the entering into of this Option Agreement does not conflict with any applicable laws or with its charter documents nor does it conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which it is party or by which it is bound.

9.02

The representations and warranties hereinbefore set out are conditions upon which the Optionor has relied on entering into this Option Agreement and shall survive the exercise of the Option and PFN hereby indemnifies and saves the Optionor harmless from all loss, damage, costs, actions and suits arising out of, or in connection with, any breach of any representation or warranty made by it and contained in this Option Agreement.

10.

COVENANTS OF OPTIONOR

10.01

The Optionor hereby covenants with and to PFN that:

a)

it will, within 15 days of the execution and delivery of this Option Agreement, provide PFN with all technical data in its possession or over which it has control relating to the Optionor’s or any other parties current and previous exploration activities on and in the vicinity of the Property; and

b)

until such time as the Option is exercised or otherwise terminates, it will not deal, or attempt to deal with its right, title and interest in and to the Property in any way that would or might affect the right of PFN to become absolutely vested in its undivided interest in and to the Property, free and clear of all liens, charges and encumbrances.

11.

COVENANTS OF PFN

11.01

PFN covenants and agrees with the Optionor that until the Option is exercised or otherwise terminates:

a)

PFN shall carry out and record or cause to be carried out all such assessment work upon the Property as may be required in order to maintain the Property in good standing at all times;

b)

PFN shall carry on all operations on the Property in a good and miner-like manner and in compliance with all state, provincial and federal laws;

c)

PFN shall, upon termination of this Option Agreement, leave the Property in a safe condition in compliance with environmental laws, safety laws, and Mining Act rules and regulations at that time;

d)

PFN shall allow the Optionor or any duly authorized agent or representative of the Optionor to inspect the Property at all reasonable times and upon giving PFN not less than 48 hours written notice; PROVIDED HOWEVER, that it is agreed and understood that the Optionor or any such agent or representative shall be at his own risk and PFN shall not be liable for any loss, damage or injury incurred by the Optionor or its agent or representative arising from its inspection of the Property, however caused;

e)

PFN shall allow the Optionor access at all reasonable times to all factual maps, reports, assay results, metallurgical or mineral processing data and other factual technical data prepared or obtained by PFN in connection with its operations on the Property; and

f)

PFN shall provide the Optionor with summary technical reports and an annual written report, with respect to its exploration of the Property and shall provide to Optionor copies of any and all documents filed by PFN relating to assessment filing on the Property.

12.

TERMINATION

12.01

This Option Agreement shall terminate upon PFN, not being at the time in default under any provision of this Option Agreement, giving thirty (30) days written notice to the Optionor of termination.

12.02

Notwithstanding paragraph 12.01, if PFN fails to make any payment or fails to do anything on or before the last day provided for such payment or performance under this Option Agreement, the Optionor may terminate this Option Agreement but only if:

a)

it shall first have given to PFN a written notice of failure containing particulars of the payment which PFN has not made or the act which PFN has not performed; and

b)

PFN has not, within 30 days following delivery of such notice, commenced proceedings to cure such failure by appropriate payment or performance (PFN hereby agreeing that should it so commence to cure any failure it will prosecute the same to its completion without undue delay within 60 days subject to Unavoidable Delays – (Article 16)

Should PFN fail to comply with the provisions of sub-paragraph 12.02(b), the Optionor may thereafter terminate this Option Agreement by written notice to PFN.

12.03

Upon termination of this Option Agreement, other than by way of PFN having vested with an interest in and to the Property, PFN shall turn over to the Optionor copies of all factual maps, reports, assay results and other factual data and documentation in its possession in connection with its operations on the Property.

12.04

Upon the termination of this Option Agreement, other than by way of PFN having earned an interest in and to the Property, PFN forfeits any and all interest in and to the Property hereunder and shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations which theretofore should have been performed, which obligations shall include mandated environmental and safety regulations on the Property.

12.05

Upon the termination of this Option Agreement, other than by way of PFN having earned an interest in and to the Property, PFN shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the Property for a period of one (1) year thereafter for the purpose of removing its chattels, machinery, equipment and fixtures therefrom.  Any such property not removed by PFN within one (1) year following termination shall become the property of the Optionor, provided such property is not that of a third party, or of PFN and subject to a clean-up or site restoration order or requirement.

13.

INDEPENDENT ACTIVITIES

13.01

Except as expressly provided herein, each party shall have the free and unrestricted right to independently engage in and received the full benefit of any and all business endeavors of any sort whatsoever, whether or not competitive with the endeavors contemplated herein without consulting the other or inviting or allowing the other to participate therein.  No party shall be under any fiduciary or other duty to the other which will prevent it from engaging in or enjoying the benefits of competing endeavors within the general scope of the endeavors contemplated herein.  The legal doctrines of “corporate opportunity” sometimes applied to persons engaged in a joint venture of having fiduciary status shall not apply in the case of any party.  In particular, without limiting the foregoing, no party shall have an obligation to any other party as to:

a)

any opportunity to acquire, explore and develop any mining property, interest or right presently owned by it or offered to it outside of the Area of Interest; and

b)

the erection of any mining plant, mill, smelter or refinery, processing plant or industrial operation, located outside the Area of Interest, whether or not such mining plan, mill, smelter or refinery, processing plant or industrial operation treats or utilizes in any manner whatsoever, the metals, minerals, ores or concentrates from the Property.

14.

CONFIDENTIALITY OF INFORMATION

14.01

The Parties hereto shall treat all data, reports, records and other information relating to this Option Agreement and the Property as confidential.  While this Option Agreement is in effect, PFN may in its sole discretion make periodic press releases relating to its progress on the Property and will submit these to the Optionor at least 24 hours prior to release for comment and recommendations.

15.

ASSIGNMENT

15.01

PFN may assign any of its rights and obligations under this Option Agreement at any time provided the Optionor’s rights are not diminished in any manner. PFN may enter into agreements with other mining Companies at any time whereby the latter can earn a majority interest in the Property on terms which may include the assumption of one or more of PFN’s obligations under this Option Agreement.  Such interest will only be transferred when PFN vests with an interest.  PFN may accelerate its cash / share and exploration expenditures in order to vest earlier with an interest.  In the event a Major elects to participate in the Project, and subsequently vests with an interest in the property the Optionor and PFN will contribute to this interest in proportion to their existing  interests at this time. In the event that a Major elects to participate in the Project before PFN vests with a 50% interest,  PFN will issue PFN shares to the value of  Cdn $100,000 to the Optionor, within 15 days of the PFN becoming vested, or such amount which will result in having PFN having spent $ 1million in exploration expenditures. The shares will be issued at a price equivalent to the volume weighted 5 day average price preceeding the vesting date. PFN will receive 100% of the first US $60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Optionor and PFN.

16.

UNAVOIDABLE DELAYS

16.01

If any party should be delayed in or prevented from performing any of the terms, covenants, or conditions of this Option Agreement (other than the issuance of shares as set forth in Article 1 hereof) by reason of a cause beyond the control of such party, including floods, fires, earthquakes, subsidence, ground collapse or landslides, interruptions or delays in transportation or power supplies, strikes, lockouts, wars, acts of God, government regulations or interference, including but without limiting or restricting the generality of the foregoing, forest or highway closures or any other cause beyond such party’s control, then any such failure on the part of such party to so perform shall not be deemed to be a breach of this Option Agreement and the time within which such party is obliged to comply with any such term, covenant or condition, of this Option Agreement shall be extended by the total period of all such delays.  In order that the provisions of this article may become operative, such party shall give notice in writing to the other party, forthwith and for each new cause of delay or prevention and shall set out in such notice particulars of the cause thereof and the day upon which the same arose, and shall give notice forthwith following the date that such cause ceased to subsist.

17.

ARBITRATION

17.01

If there is any dispute, disagreement or controversy (hereinafter collectively called a “Dispute”) between the Parties with respect to any matter arising under this Option Agreement or the construction hereof, then the dispute shall be determined by arbitration and judgment upon the award rendered may be entered into any court having jurisdiction thereof.

The selection of the arbitrator shall be governed by the following procedures:

a)

the party on one side of the Dispute shall inform the other party by notice in writing of the names of three impartial and independent persons who are recognized experts in the area which is the subject matter of the Dispute; and

b)

the other party shall, within seven days of the receipt of the notice, inform the party on the other side of the Dispute the name of one of the so noted persons that it wishes to act as the sole arbitrator.

The arbitration shall be conducted in accordance with the rules of the Commercial Arbitration Act (British Columbia) and the decision of the arbitrator shall be made within 30 days following his being named, shall be based exclusively on the advancement of exploration, development and production work on the Property and not on the financial circumstances of the Parties.  The costs of arbitration shall be borne equally by the Parties to the Dispute unless otherwise determined by the Arbitrator in the award.

18.

REGULATORY APPROVALS AND CONDITIONS PRECEDENT

18.01

The Parties agree and acknowledge that the terms of this Option Agreement  are subject to regulatory approval.

19.

NOTICES

a.1

Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently give if expressly delivered by commercial courier service or if mailed by registered mail or sent by telegram, telex, facsimile or electronic transmission, addressed as follows:

In case of the Optionor:

The President: Freegold Ventures Limited

Attention:

Colin Bird

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Telephone:

604-685-1870

Facsimile:

604-685-6550

In case of PFN:

The President:

Harry Barr

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Telephone:

604-685-1870

Facsimile:

604-685-6550

And any such notice given as aforesaid shall be deemed to have been given to the Parties hereto if delivered by commercial courier service, when delivered, or if mailed, on the tenth business day following the date of mailing, or if telegraphed, telexed or sent by facsimile or electronic transmission, on the next succeeding day following the telegraphing, telexing, facsimile or electronic transmission thereof PROVIDED HOWEVER that during the period of any postal interruption in either the country of mailing or the country of delivery, any notice given hereunder by mail shall be deemed to have been give only as of the date of actual delivery of the same.  Any party may, from time to time by notice in writing, change its address for the purpose of this paragraph.

20.

GENERAL TERMS AND CONDITIONS

20.01

Time shall be of the essence of this Option Agreement.

20.02

Any titles to the articles to this Option Agreement shall not be deemed to form part of this Option Agreement but shall be regarded as having been used for convenience of reference only.

20.03

The schedules to this Option Agreement shall be construed with and interpreted as an integral part of this Option Agreement to the same extent as if they were set forth verbatim herein.

20.04

Wherever the singular or masculine are used throughout this Option Agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

20.05

The Parties hereto hereby covenant and agree that they will execute such further agreements, conveyances, assurances, instruments or other documents as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Option Agreement.

20.06

This Option Agreement shall represent the entire agreement between the Parties with respect to the subject matter of this Option Agreement and replaces and expressly supersedes any previous understandings, communications or agreement, either verbal or written that the Parties may have had with respect to the subject matter of this Option Agreement.  No representations or inducements have been made save as herein set forth.  No changes, alterations or modifications of this Option Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto.

20.07

All reference to dollar amounts contained in this Option Agreement are references to Canadian funds unless expressly referred to as otherwise.

20.08

If any provision of this Option Agreement is unenforceable or invalid for any reason whatever, such unenforceability or invalidity shall not affect the enforceability or validity of the remaining provisions of this Option Agreement and such provisions shall be severable from the remainder of this Option Agreement.

20.09

This Option Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and the Parties hereto agree to attorn to the courts of the Province of British Columbia for the resolution of any disputes arising out of this Option Agreement.

20.10

This Option Agreement shall enure to the benefit of and be binding upon the Parties hereto and their, and each of their, respective heirs, administrators, successors and assigns as the case may be.

IN WITNESS WHEREOF this Option Agreement has been executed by the Parties hereto as of the 1st, day of October, 2002.

Freegold Ventures Limited

“Harry Barr”

“JK Walcott”

_____________________________________

_____________________________

Authorized signatory

Witness signature

Harry Barr

JK Walcott

_____________________________________

_____________________________

Print name and title

Print name

Freegold Recovery USA Inc.

“Harry Barr”

“JK Walcott”

_____________________________________

_____________________________

Authorized signatory

Witness signature

Harry Barr

JK Walcott

_____________________________________

_____________________________

Print name and title

Print name

Pacific North West Capital Corp.

“John Royall”

“JK Walcott”

_____________________________________

_____________________________

Authorized signatory

Witness signature

John Royall

JK Walcott

_____________________________________

_____________________________

Print name and title

Print name

SCHEDULE “A”

This Schedule “A” forms part of the Option Agreement between Freegold Ventures Limited and Freegold Recovery USA Inc.  and Pacific North West Capital Corp. of the second part dated October 1st, 2002.

The “Property”

The Property shall constitute those mineral claims located in South East Alaska, USA described below and shown on the accompanying map together with the area of interest:

No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
1	MB 1	Federal	Lode	20	70S	87E	30	82439	314	855
2	MB 2	Federal	Lode	20	70S	87E	30	82440	314	857
3	MB 3	Federal	Lode	20	70S	87E	29	82441	314	858
4	MB 4	Federal	Lode	20	70S	87E	30	82442	314	859
5	MB 5	Federal	Lode	20	70S	87E	30	82443	314	860
6	MB 6	Federal	Lode	20	70S	87E	29	82444	314	861
7	MB 7	Federal	Lode	20	70S	87E	19	82445	314	862
8	MB 8	Federal	Lode	20	70S	87E	19	82446	314	863
9	MB 9	Federal	Lode	20	70S	87E	20	82447	314	864
10	MB 10	Federal	Lode	20	70S	87E	19	82448	314	865
11	MB 11	Federal	Lode	20	70S	87E	19	82449	314	866
12	MB 12	Federal	Lode	20	70S	87E	20	82450	314	867
13	MB 13	Federal	Lode	20	70S	87E	19	82451	314	868
14	MB 14	Federal	Lode	20	70S	87E	19	82452	314	869
15	MB 15	Federal	Lode	20	70S	87E	20	82453	314	870
16	MB 16	Federal	Lode	20	70S	87E	19	82454	314	871
17	MB 17	Federal	Lode	20	70S	87E	19	82455	314	872
18	MB 18	Federal	Lode	20	70S	87E	20	82456	314	873
19	MB 19	Federal	Lode	20	70S	87E	19	82457	314	874
20	MB 20	Federal	Lode	20	70S	87E	19	82458	314	875
21	MB 21	Federal	Lode	20	70S	87E	20	82459	314	876
22	MB 22	Federal	Lode	20	70S	87E	19	82460	314	877
23	MB 23	Federal	Lode	20	70S	87E	19	82461	314	878
24	MB 24	Federal	Lode	20	70S	87E	20	82462	314	879
25	MB 25	Federal	Lode	20	70S	87E	19	82463	314	880
26	MB 26	Federal	Lode	20	70S	87E	19	82464	314	881
27	MB 27	Federal	Lode	20	70S	87E	20	82465	314	882
28	MB 28	Federal	Lode	20	70S	87E	20	82466	314	883
29	MB 29	Federal	Lode	20	70S	87E	20	82467	314	884
30	MB 30	Federal	Lode	20	70S	87E	20	82468	314	885
31	MB 31	Federal	Lode	20	70S	87E	19	82469	314	886
32	MB 32	Federal	Lode	20	70S	87E	19	82470	314	887
33	MB 33	Federal	Lode	20	70S	87E	20	82471	314	888
34	MB 34	Federal	Lode	20	70S	87E	20	82472	314	889
35	MB 35	Federal	Lode	20	70S	87E	20	82473	314	890
36	MB 36	Federal	Lode	20	70S	87E	20	82474	314	891
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
37	MB 37	Federal	Lode	20	70S	87E	19	82475	314	892
38	MB 38	Federal	Lode	20	70S	87E	19	82476	314	893
39	MB 39	Federal	Lode	20	70S	87E	20	82477	314	894
40	MB 40	Federal	Lode	20	70S	87E	20	82478	314	895
41	MB 41	Federal	Lode	20	70S	87E	20	82479	314	896
42	MB 42	Federal	Lode	20	70S	87E	20	82480	314	897
43	UB 1	Federal	Lode	20	70S	87E	29	82481	314	898
44	UB 2	Federal	Lode	20	70S	87E	28	82482	314	900
45	UB 3	Federal	Lode	20	70S	87E	28	82483	314	901
46	UB 4	Federal	Lode	20	70S	87E	28	82484	314	902
47	UB 5	Federal	Lode	20	70S	87E	28	82485	314	903
48	UB 6	Federal	Lode	20	70S	87E	29	82486	314	904
49	UB 7	Federal	Lode	20	70S	87E	28	82487	314	905
50	UB 8	Federal	Lode	20	70S	87E	28	82488	314	906
51	UB 9	Federal	Lode	20	70S	87E	28	82489	314	907
52	UB 10	Federal	Lode	20	70S	87E	28	82490	314	908
53	UB 11	Federal	Lode	20	70S	87E	29	82491	314	909
54	UB 12	Federal	Lode	20	70S	87E	28	82492	314	910
55	UB 13	Federal	Lode	20	70S	87E	28	82493	314	911
56	UB 14	Federal	Lode	20	70S	87E	28	82494	314	912
57	UB 15	Federal	Lode	20	70S	87E	28	82495	314	913
58	UB 16	Federal	Lode	20	70S	87E	29	82496	314	914
59	UB 17	Federal	Lode	20	70S	87E	29	82497	314	915
60	UB 18	Federal	Lode	20	70S	87E	28	82498	314	916
61	UB 19	Federal	Lode	20	70S	87E	28	82499	314	917
62	UB 20	Federal	Lode	20	70S	87E	28	82500	314	918
63	UB 21	Federal	Lode	20	70S	87E	28	82501	314	919
64	UB 22	Federal	Lode	20	70S	87E	29	82502	314	920
65	UB 23	Federal	Lode	20	70S	87E	29	82503	314	921
66	UB 24	Federal	Lode	20	70S	87E	28	82504	314	922
67	UB 25	Federal	Lode	20	70S	87E	28	82505	314	923
68	UB 26	Federal	Lode	20	70S	87E	28	82506	314	924
69	UB 27	Federal	Lode	20	70S	87E	28	82507	314	925
70	UB 28	Federal	Lode	20	70S	87E	29	82508	314	926
71	UB 29	Federal	Lode	20	70S	87E	29	82509	314	927
72	UB 30	Federal	Lode	20	70S	87E	28	82510	314	928
73	UB 31	Federal	Lode	20	70S	87E	28	82511	314	929
74	UB 32	Federal	Lode	20	70S	87E	28	82512	314	930
75	UB 33	Federal	Lode	20	70S	87E	28	82513	314	931
76	UB 34	Federal	Lode	20	70S	87E	29	82514	314	932
77	UB 35	Federal	Lode	20	70S	87E	29	82515	314	933
78	UB 36	Federal	Lode	20	70S	87E	28	82516	314	934
79	UB 37	Federal	Lode	20	70S	87E	28	82517	314	935
80	UB 38	Federal	Lode	20	70S	87E	28	82518	314	936
81	UB 39	Federal	Lode	20	70S	87E	28	82519	314	937
82	UB 40	Federal	Lode	20	70S	87E	29	82520	314	938
83	UB 41	Federal	Lode	20	70S	87E	29	82521	314	939
84	UB 42	Federal	Lode	20	70S	87E	28	82522	314	940
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
85	UB 43	Federal	Lode	20	70S	87E	28	82523	314	941
86	UB 44	Federal	Lode	20	70S	87E	28	82524	314	942
87	UB 45	Federal	Lode	20	70S	87E	28	82525	314	943
88	UB 46	Federal	Lode	20	70S	87E	27	82526	314	944
89	UB 47	Federal	Lode	20	70S	87E	27	82527	314	945
90	UB 48	Federal	Lode	20	70S	87E	27	82528	314	946
91	UB 49	Federal	Lode	20	70S	87E	20	82529	314	947
92	UB 50	Federal	Lode	20	70S	87E	20	82530	314	948
93	UB 51	Federal	Lode	20	70S	87E	20	82531	314	949
94	UB 52	Federal	Lode	20	70S	87E	21	82532	314	950
95	UB 53	Federal	Lode	20	70S	87E	21	82533	314	951
96	UB 54	Federal	Lode	20	70S	87E	21	82534	314	952
97	UB 55	Federal	Lode	20	70S	87E	22	82535	314	953
98	UB 56	Federal	Lode	20	70S	87E	22	82536	314	954
99	UB 57	Federal	Lode	20	70S	87E	22	82537	314	955
100	UB 58	Federal	Lode	20	70S	87E	20	82538	314	956
101	UB 59	Federal	Lode	20	70S	87E	20	82539	314	957
102	UB 60	Federal	Lode	20	70S	87E	20	82540	314	958
103	UB 61	Federal	Lode	20	70S	87E	21	82541	314	959
104	UB 62	Federal	Lode	20	70S	87E	21	82542	314	960
105	UB 63	Federal	Lode	20	70S	87E	21	82543	314	961
106	UB 64	Federal	Lode	20	70S	87E	22	82544	314	962
107	UB 65	Federal	Lode	20	70S	87E	22	82545	314	963
108	UB 66	Federal	Lode	20	70S	87E	22	82546	314	964
109	UB 67	Federal	Lode	20	70S	87E	20	82547	314	965
110	UB 68	Federal	Lode	20	70S	87E	20	82548	314	966
111	UB 69	Federal	Lode	20	70S	87E	20	82549	314	967
112	UB 70	Federal	Lode	20	70S	87E	21	82550	314	968
113	UB 71	Federal	Lode	20	70S	87E	21	82551	314	969
114	UB 72	Federal	Lode	20	70S	87E	21	82552	314	970
115	UB 73	Federal	Lode	20	70S	87E	22	82553	314	971
116	UB 74	Federal	Lode	20	70S	87E	22	82554	314	972
117	UB 75	Federal	Lode	20	70S	87E	22	82555	314	973
118	UB 76	Federal	Lode	20	70S	87E	20	82556	314	974
119	UB 77	Federal	Lode	20	70S	87E	20	82557	314	975
120	UB 78	Federal	Lode	20	70S	87E	20	82558	314	976
121	UB 79	Federal	Lode	20	70S	87E	21	82559	314	977
122	UB 80	Federal	Lode	20	70S	87E	21	82560	314	978
123	UB 81	Federal	Lode	20	70S	87E	21	82561	314	979
124	UB 82	Federal	Lode	20	70S	87E	22	82562	314	980
125	UB 83	Federal	Lode	20	70S	87E	22	82563	314	981
126	UB 84	Federal	Lode	20	70S	87E	22	82564	314	982
127	UB 85	Federal	Lode	20	70S	87E	20	82565	314	983
128	UB 86	Federal	Lode	20	70S	87E	20	82566	314	984
129	UB 87	Federal	Lode	20	70S	87E	20	82567	314	985
130	UB 88	Federal	Lode	20	70S	87E	21	82568	314	986
131	UB 89	Federal	Lode	20	70S	87E	21	82569	314	987
132	UB 90	Federal	Lode	20	70S	87E	21	82570	314	988
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
133	UB 91	Federal	Lode	20	70S	87E	22	82571	314	989
134	UB 92	Federal	Lode	20	70S	87E	22	82572	314	990
135	UB 93	Federal	Lode	20	70S	87E	22	82573	314	991
136	UB 94	Federal	Lode	20	70S	87E	20	82574	314	992
137	UB 95	Federal	Lode	20	70S	87E	20	82575	314	993
138	UB 96	Federal	Lode	20	70S	87E	20	82576	314	994
139	UB 97	Federal	Lode	20	70S	87E	21	82577	314	995
140	UB 98	Federal	Lode	20	70S	87E	21	82578	314	996
141	UB 99	Federal	Lode	20	70S	87E	21	82579	314	997
142	UB 100	Federal	Lode	20	70S	87E	22	82580	314	998
143	UB 101	Federal	Lode	20	70S	87E	22	82581	314	999
144	UB 102	Federal	Lode	20	70S	87E	22	82582	315	1
145	UB 103	Federal	Lode	20	70S	87E	22	82583	315	2
146	UB 104	Federal	Lode	20	70S	87E	22	82584	315	3
147	UB 105	Federal	Lode	20	70S	87E	22	82585	315	4
148	UB 106	Federal	Lode	20	70S	87E	27	82719	318	489
149	UB 107	Federal	Lode	20	70S	87E	27	82720	318	490
150	UB 108	Federal	Lode	20	70S	87E	27	82721	318	491
151	UB 109	Federal	Lode	20	70S	87E	27	82722	318	492
152	UB 110	Federal	Lode	20	70S	87E	27	82723	318	493
153	UB 111	Federal	Lode	20	70S	87E	27	82724	318	494
154	UB 112	Federal	Lode	20	70S	87E	27	82725	318	495
155	UB 113	Federal	Lode	20	70S	87E	27	82726	318	496
156	UB 114	Federal	Lode	20	70S	87E	27	82727	318	497
157	UB 115	Federal	Lode	20	70S	87E	27	82728	318	498
158	UB 116	Federal	Lode	20	70S	87E	27	82729	318	499
159	UB 117	Federal	Lode	20	70S	87E	27	82730	318	500
160	UB 118	Federal	Lode	20	70S	87E	27	82731	318	501
161	UB 119	Federal	Lode	20	70S	87E	27	82732	318	502
162	UB 120	Federal	Lode	20	70S	87E	27	82733	318	503
163	UB 121	Federal	Lode	20	70S	87E	27	82734	318	504
164	UB 122	Federal	Lode	20	70S	87E	27	82735	318	505
165	UB 123	Federal	Lode	20	70S	87E	27	82736	318	506
166	UB 124	Federal	Lode	20	70S	87E	27	82737	318	507
167	UB 125	Federal	Lode	20	70S	87E	27	82738	318	509
168	UB 126	Federal	Lode	20	70S	87E	27	82739	318	510
169	QTUBL 1	Federal	Lode	18	70S	87E	21	82988	326	431
170	QTUBL 2	Federal	Lode	18	70S	87E	21	82989	326	434
171	QTUBL 3	Federal	Lode	18	70S	87E	21	82990	326	435
172	QTUBL 4	Federal	Lode	8	70S	87E	21	82991	326	436
173	QTUBL 5	Federal	Lode	18	70S	87E	21	82992	326	437
174	QTUBL 6	Federal	Lode	18	70S	87E	21	82993	326	438
175	QTUBL 7	Federal	Lode	18	70S	87E	21	82994	326	439
176	QTUBL 8	Federal	Lode	18	70S	87E	21	82995	326	440
177	QTUBL 9	Federal	Lode	18	70S	87E	22	82996	326	441
178	QTUBL 10	Federal	Lode	18	70S	87E	21	82997	326	442
179	QTUBL 11	Federal	Lode	18	70S	87E	21	82998	326	443
180	QTUBL 12	Federal	Lode	18	70S	87E	21	82999	326	444
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
181	QTUBL 13	Federal	Lode	18	70S	87E	21	83000	326	445
182	QTUBL 14	Federal	Lode	18	70S	87E	22	83001	326	446
183	QTUBL 15	Federal	Lode	18	70S	87E	16	83002	326	447
184	QTUBL 16	Federal	Lode	18	70S	87E	16	83003	326	448
185	QTUBL 17	Federal	Lode	18	70S	87E	16	83004	326	449
186	QTUBL 18	Federal	Lode	18	70S	87E	16	83005	326	450
187	QTUBL 19	Federal	Lode	18	70S	87E	15	83006	326	451
188	QTUBL 20	Federal	Lode	18	70S	87E	15	83007	326	452
189	QTUBL 21	Federal	Lode	18	70S	87E	16	83008	326	453
190	QTUBL 22	Federal	Lode	18	70S	87E	16	83009	326	454
191	QTUBL 23	Federal	Lode	18	70S	87E	16	83010	326	455
192	QTUBL 24	Federal	Lode	18	70S	87E	16	83011	326	456
193	QTUBL 25	Federal	Lode	18	70S	87E	15	83012	326	457
194	QTUBL 26	Federal	Lode	18	70S	87E	15	83013	326	458
195	QTUBL 27	Federal	Lode	18	70S	87E	16	83014	326	459
196	QTUBL 28	Federal	Lode	18	70S	87E	16	83015	326	460
197	QTUBL 29	Federal	Lode	18	70S	87E	16	83016	326	461
198	QTUBL 30	Federal	Lode	18	70S	87E	16	83017	326	462
199	QTUBL 31	Federal	Lode	18	70S	87E	15	83018	326	463
200	QTUBL 32	Federal	Lode	18	70S	87E	15	83019	326	464
201	QTUBL 33	Federal	Lode	18	70S	87E	16	83020	326	465
202	QTUBL 34	Federal	Lode	18	70S	87E	16	83021	326	466
203	QTUBL 35	Federal	Lode	18	70S	87E	16	83022	326	467
204	QTUBL 36	Federal	Lode	18	70S	87E	16	83023	326	468
205	QTUBL 37	Federal	Lode	18	70S	87E	15	83024	326	469
206	QTUBL 38	Federal	Lode	18	70S	87E	16	83025	326	470
207	QTUBL 39	Federal	Lode	18	70S	87E	16	83026	326	471
208	QTUBL 40	Federal	Lode	18	70S	87E	16	83027	326	472
209	QTUBL 41	Federal	Lode	18	70S	87E	16	83028	326	473
210	QTUBL 42	Federal	Lode	18	70S	87E	15	83029	326	474
211	QTUBL 43	Federal	Lode	20	70S	87E	26	83030	326	475
212	QTUBL 44	Federal	Lode	20	70S	87E	26	83031	326	476
213	QTUBL 45	Federal	Lode	20	70S	87E	26	83032	326	477
214	QTUBL 46	Federal	Lode	20	70S	87E	22	83033	326	478
215	QTUBL 47	Federal	Lode	20	70S	87E	23	83034	326	479
216	QTUBL 48	Federal	Lode	20	70S	87E	23	83035	326	480
217	QTUBL 49	Federal	Lode	20	70S	87E	22	83036	326	481
218	QTUBL 50	Federal	Lode	20	70S	87E	23	83037	326	482
219	QTUBL 51	Federal	Lode	20	70S	87E	23	83038	326	483
220	QTUBL 52	Federal	Lode	20	70S	87E	22	83039	326	484
221	QTUBL 53	Federal	Lode	20	70S	87E	23	83040	326	485
222	QTUBL 54	Federal	Lode	20	70S	87E	23	83041	326	486
223	QTUBL 55	Federal	Lode	20	70S	87E	22	83042	326	487
224	QTUBL 56	Federal	Lode	20	70S	87E	23	83043	326	488
225	QTUBL 57	Federal	Lode	20	70S	87E	23	83044	326	489
226	QTUBL 58	Federal	Lode	20	70S	87E	22	83045	326	490
227	QTUBL 59	Federal	Lode	20	70S	87E	23	83046	326	491
228	QTUBL 60	Federal	Lode	20	70S	87E	23	83047	326	492

No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
229	QTUBL 61	Federal	Lode	20	70S	87E	22	83048	326	493
230	QTUBL 62	Federal	Lode	20	70S	87E	23	83049	326	494
231	QTUBL 63	Federal	Lode	20	70S	87E	23	83050	326	495
232	QTUBL 64	Federal	Lode	20	70S	87E	22	83051	326	496
233	QTUBL 65	Federal	Lode	20	70S	87E	23	83052	326	497
234	QTUBL 66	Federal	Lode	20	70S	87E	23	83053	326	498
235	QTUBL 67	Federal	Lode	12	70S	87E	22	83054	326	499
236	QTUBL 68	Federal	Lode	20	70S	87E	22	83055	326	500
237	QTUBL 69	Federal	Lode	20	70S	87E	22	83056	326	501
238	QTUBL 70	Federal	Lode	20	70S	87E	23	83057	326	502
239	QTUBL 71	Federal	Lode	20	70S	87E	23	83058	326	503
240	QTUBL 72	Federal	Lode	12	70S	87E	22	83059	326	504
241	QTUBL 73	Federal	Lode	20	70S	87E	22	83060	326	505
242	QTUBL 74	Federal	Lode	20	70S	87E	22	83061	326	506
243	QTUBL 75	Federal	Lode	20	70S	87E	23	83062	326	507
244	QTUBL 76	Federal	Lode	20	70S	87E	23	83063	326	508
245	QTUBL 77	Federal	Lode	20	70S	86E	26	83064	326	509
246	QTUBL 78	Federal	Lode	20	70S	86E	26	83065	326	510
247	QTUBL 79	Federal	Lode	20	70S	86E	25	83066	326	511
248	QTUBL 80	Federal	Lode	20	70S	86E	25	83067	326	512
249	QTUBL 81	Federal	Lode	20	70S	86E	25	83068	326	513
250	QTUBL 82	Federal	Lode	20	70S	86E	25	83069	326	514
251	QTUBL 83	Federal	Lode	20	70S	87E	30	83070	326	515
252	QTUBL 84	Federal	Lode	20	70S	86E	26	83071	326	516
253	QTUBL 85	Federal	Lode	20	70S	86E	26	83072	326	517
254	QTUBL 86	Federal	Lode	20	70S	86E	25	83073	326	518
255	QTUBL 87	Federal	Lode	20	70S	86E	25	83074	326	519
256	QTUBL 88	Federal	Lode	20	70S	86E	25	83075	326	520
257	QTUBL 89	Federal	Lode	20	70S	86E	25	83076	326	521
258	QTUBL 90	Federal	Lode	20	70S	87E	30	83077	326	522
259	QTUBL 91	Federal	Lode	20	70S	86E	26	83078	326	523
260	QTUBL 92	Federal	Lode	20	70S	86E	26	83079	326	524
261	QTUBL 93	Federal	Lode	20	70S	86E	25	83080	326	525
262	QTUBL 94	Federal	Lode	20	70S	86E	25	83081	326	526
263	QTUBL 95	Federal	Lode	20	70S	86E	25	83082	326	527
264	QTUBL 96	Federal	Lode	20	70S	86E	25	83083	326	528
265	QTUBL 97	Federal	Lode	20	70S	87E	30	83084	326	529
266	QTUBL 98	Federal	Lode	20	70S	86E	26	83085	326	530
267	QTUBL 99	Federal	Lode	20	70S	86E	26	83086	326	531
268	QTUBL 100	Federal	Lode	20	70S	86E	25	83087	326	532
269	QTUBL 101	Federal	Lode	20	70S	86E	25	83088	326	533
270	QTUBL 102	Federal	Lode	20	70S	86E	25	83089	326	534
271	QTUBL 103	Federal	Lode	20	70S	86E	25	83090	326	535
272	QTUBL 104	Federal	Lode	20	70S	87E	30	83091	326	536
273	QTUBL 105	Federal	Lode	20	70S	86E	26	83092	326	537
274	QTUBL 106	Federal	Lode	20	70S	86E	26	83093	326	538
275	QTUBL 107	Federal	Lode	20	70S	86E	25	83094	326	539
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
276	QTUBL 108	Federal	Lode	20	70S	86E	25	83095	326	540
277	QTUBL 109	Federal	Lode	20	70S	86E	25	83096	326	541
278	QTUBL 110	Federal	Lode	20	70S	86E	25	83097	326	542
279	QTUBL 111	Federal	Lode	20	70S	87E	30	83098	326	543
280	QTUBL 112	Federal	Lode	20	70S	86E	25	83099	326	544
281	QTUBL 113	Federal	Lode	20	70S	86E	25	83100	326	545
282	QTUBL 114	Federal	Lode	20	70S	86E	25	83101	326	546
283	QTUBL 115	Federal	Lode	20	70S	86E	25	83102	326	547
284	QTUBL 116	Federal	Lode	20	70S	87E	30	83103	326	548
285	QTUBL 117	Federal	Lode	20	70S	86E	25	83104	326	549
286	QTUBL 118	Federal	Lode	20	70S	86E	25	83105	326	550
287	QTUBL 119	Federal	Lode	20	70S	86E	25	83106	326	551
288	QTUBL 120	Federal	Lode	20	70S	86E	25	83107	326	552
289	QTUBL 121	Federal	Lode	20	70S	87E	30	83108	326	553
290	QTUBL 122	Federal	Lode	20	70S	86E	25	83109	326	554
291	QTUBL 123	Federal	Lode	20	70S	86E	25	83110	326	555
292	QTUBL 124	Federal	Lode	20	70S	86E	25	83111	326	556
293	QTUBL 125	Federal	Lode	20	70S	86E	25	83112	326	557
294	QTUBL 126	Federal	Lode	20	70S	87E	30	83113	326	558
295	QTUBL 127	Federal	Lode	20	70S	86E	23	83114	326	559
296	QTUBL 128	Federal	Lode	20	70S	86E	24	83115	326	560
297	QTUBL 129	Federal	Lode	20	70S	86E	24	83116	326	561
298	QTUBL 130	Federal	Lode	20	70S	86E	24	83117	326	562
299	QTUBL 131	Federal	Lode	20	70S	87E	19	83118	326	563
300	QTUBL 132	Federal	Lode	20	70S	86E	24	83119	326	564
301	QTUBL 133	Federal	Lode	20	70S	86E	24	83120	326	565
302	QTUBL 134	Federal	Lode	20	70S	86E	24	83121	326	566
303	QTUBL 135	Federal	Lode	20	70S	87E	19	83122	326	567
304	QTUBL 137	Federal	Lode	20	70S	86E	24	83124	326	569
305	QTUBL 138	Federal	Lode	20	70S	86E	24	83125	326	570
306	QTUBL 139	Federal	Lode	20	70S	87E	19	83126	326	571
307	QTUBL 141	Federal	Lode	20	70S	86E	24	83128	326	573
308	QTUBL 142	Federal	Lode	20	70S	86E	24	83129	326	574
309	QTUBL 143	Federal	Lode	20	70S	87E	19	83130	326	575
310	QTUBL 145	Federal	Lode	20	70S	86E	24	83132	326	577
311	QTUBL 146	Federal	Lode	20	70S	86E	24	83133	326	578
312	QTUBL 147	Federal	Lode	20	70S	86E	24	83134	326	579
313	QTUBL 148	Federal	Lode	20	70S	87E	19	83135	326	580
314	QTUBL 149	Federal	Lode	20	70S	86E	23	83136	326	581
315	QTUBL 150	Federal	Lode	20	70S	86E	24	83137	326	582
316	QTUBL 151	Federal	Lode	20	70S	86E	24	83138	326	583
317	QTUBL 152	Federal	Lode	20	70S	86E	24	83139	326	584
318	QTUBL 153	Federal	Lode	20	70S	87E	19	83140	326	585
319	QTUBL 154	Federal	Lode	20	70S	86E	23	83141	326	586
320	QTUBL 155	Federal	Lode	20	70S	86E	24	83142	326	587
321	QTUBL 156	Federal	Lode	20	70S	86E	24	83143	326	588
322	QTUBL 157	Federal	Lode	20	70S	86E	24	83144	326	589
323	QTUBL 158	Federal	Lode	20	70S	87E	19	83145	326	590
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
324	QTUBL 159	Federal	Lode	20	70S	86E	23	83146	326	591
325	QTUBL 160	Federal	Lode	20	70S	86E	24	83147	326	592
326	QTUBL 161	Federal	Lode	20	70S	86E	24	83148	326	593
327	QTUBL 162	Federal	Lode	20	70S	86E	24	83149	326	594
328	QTUBL 163	Federal	Lode	20	70S	87E	19	83150	326	595
329	QTUBL 164	Federal	Lode	20	70S	86E	23	83151	326	596
330	QTUBL 165	Federal	Lode	20	70S	86E	24	83152	326	597
331	QTUBL 166	Federal	Lode	20	70S	86E	24	83153	326	598
332	QTUBL 167	Federal	Lode	20	70S	86E	24	83154	326	599
333	QTUBL 168	Federal	Lode	20	70S	87E	19	83155	326	600
334	QTUBL 172	Federal	Lode	20	70S	86E	26	83159	326	604
335	QTUBL 173	Federal	Lode	9	70S	86E	26	83160	326	605
336	QTUBL 169	Federal	Lode	15	70S	86E	23	83156	326	601
337	QTUBL 170	Federal	Lode	20	70S	86E	26	83157	326	602
338	QTUBL 171	Federal	Lode	20	70S	86E	26	83158	326	603
339	QTUBL 175	Federal	Lode	18	70S	86E	23	83162	326	607
340	QTUBL 174	Federal	Lode	1	70S	86E	23	83161	326	606
341	QTUBL 144	Federal	Lode	18	70S	86E	23	83131	326	576
342	QTUBL 179	Federal	Lode	15	70S	86E	23	83166	326	611
343	QTUBL 178	Federal	Lode	9	70S	86E	23	83165	326	610
344	QTUBL 181	Federal	Lode	20	70S	86E	23	83168	326	613
345	QTUBL 180	Federal	Lode	11	70S	86E	23	83167	326	612
346	QTUBL 177	Federal	Lode	3	70S	86E	24	83164	326	609
347	QTUBL 140	Federal	Lode	20	70S	86E	24	83127	326	572
348	QTUBL 136	Federal	Lode	20	70S	86E	24	83123	326	568
349	QTUBL 176	Federal	Lode	1	70S	86E	24	83163	326	608
350	QTUBP 1	Federal	Placer	18	70S	87E	21	82946	326	387
351	QTUBP 2	Federal	Placer	18	70S	87E	21	82947	326	390
352	QTUBP 3	Federal	Placer	18	70S	87E	21	82948	326	391
353	QTUBP 4	Federal	Placer	8	70S	87E	21	82949	326	392
354	QTUBP 5	Federal	Placer	18	70S	87E	21	82950	326	393
355	QTUBP 6	Federal	Placer	18	70S	87E	21	82951	326	394
356	QTUBP 7	Federal	Placer	18	70S	87E	21	82952	326	395
357	QTUBP 8	Federal	Placer	18	70S	87E	21	82953	326	396
358	QTUBP 9	Federal	Placer	18	70S	87E	22	82954	326	397
359	QTUBP 10	Federal	Placer	18	70S	87E	21	82955	326	398
360	QTUBP 11	Federal	Placer	18	70S	87E	21	82956	326	399
361	QTUBP 12	Federal	Placer	18	70S	87E	21	82957	326	400
362	QTUBP 13	Federal	Placer	18	70S	87E	21	82958	326	401
363	QTUBP 14	Federal	Placer	18	70S	87E	22	82959	326	402
364	QTUBP 15	Federal	Placer	18	70S	87E	16	82960	326	403
365	QTUBP 16	Federal	Placer	18	70S	87E	16	82961	326	404
366	QTUBP 17	Federal	Placer	18	70S	87E	16	82962	326	405
367	QTUBP 18	Federal	Placer	18	70S	87E	16	82963	326	406
368	QTUBP 19	Federal	Placer	18	70S	87E	15	82964	326	407
369	QTUBP 20	Federal	Placer	18	70S	87E	15	82965	326	408
370	QTUBP 21	Federal	Placer	18	70S	87E	16	82966	326	409
371	QTUBP 22	Federal	Placer	18	70S	87E	16	82967	326	410
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
372	QTUBP 23	Federal	Placer	18	70S	87E	16	82968	326	411
373	QTUBP 24	Federal	Placer	18	70S	87E	16	82969	326	412
374	QTUBP 25	Federal	Placer	18	70S	87E	15	82970	326	413
375	QTUBP 26	Federal	Placer	18	70S	87E	15	82971	326	414
376	QTUBP 27	Federal	Placer	18	70S	87E	16	82972	326	415
377	QTUBP 28	Federal	Placer	18	70S	87E	16	82973	326	416
378	QTUBP 29	Federal	Placer	18	70S	87E	16	82974	326	417
379	QTUBP 30	Federal	Placer	18	70S	87E	16	82975	326	418
380	QTUBP 31	Federal	Placer	18	70S	87E	15	82976	326	419
381	QTUBP 32	Federal	Placer	18	70S	87E	15	82977	326	420
382	QTUBP 33	Federal	Placer	18	70S	87E	16	82978	326	421
383	QTUBP 34	Federal	Placer	18	70S	87E	16	82979	326	422
384	QTUBP 35	Federal	Placer	18	70S	87E	16	82980	326	423
385	QTUBP 36	Federal	Placer	18	70S	87E	16	82981	326	424
386	QTUBP 37	Federal	Placer	18	70S	87E	15	82982	326	425
387	QTUBP 38	Federal	Placer	18	70S	87E	16	82983	326	426
388	QTUBP 39	Federal	Placer	18	70S	87E	16	82984	326	427
389	QTUBP 40	Federal	Placer	18	70S	87E	16	82985	326	428
390	QTUBP 41	Federal	Placer	18	70S	87E	16	82986	326	429
391	QTUBP 42	Federal	Placer	18	70S	87E	15	82987	326	430
1	QTUBST 1	State	Both	40	70S	86E	14	604428	325	53
2	QTUBST 2	State	Both	40	70S	86E	14	604429	325	55
3	QTUBST 3	State	Both	40	70S	86E	14	604430	325	56
4	QTUBST 4	State	Both	40	70S	86E	14	604431	325	57
5	QTUBST 5	State	Both	40	70S	86E	14	604432	325	58
6	QTUBST 6	State	Both	40	70S	86E	13	604576	329	35
THIS AMENDMENT AGREEMENT to the Financial Advisory Agreement dated as of the 5th day of June, 2002 is made as of the 6th day of November, 2002.

BETWEEN:

PACIFIC NORTH WEST CAPITAL CORP.

2303 West 41st Avenue

Vancouver, British Columbia V6M 2A3

(hereinafter referred to as “PFN”)

OF THE FIRST PART

AND:

LOEWEN, ONDAATJE, MCCUTCHEON LIMITED

Hazelton Lanes, East Tower

55 Avenue Road, Suite 2250

Toronto, Ontario M5R 3L2

(hereinafter referred to as “LOM”)

OF THE SECOND PART

WHEREAS:

A.

The Parties wish to re-negotiate the terms of the Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of other good and valuable consideration and the sum of One Dollar ($1.00) the parties hereto agree as follows:

1.

Section 4 (Fees) of the Agreement be changed from:

In consideration of the financial advisory services that LOM shall render on an ongoing basis, the Company shall pay LOM a fee of $5,000 (in arrears) on each monthly anniversary thereafter from the Effective Date of this Agreement until the earlier of the date an engagement letter for the Offering is signed between LOM and PFN, and the date this Agreement is terminated by either party.  This Agreement shall terminate subject to Section 5(2) of the June 5, 2002 agreement, automatically upon the date an engagement letter for an Offering is signed between LOM and the Company.

Section 4 (Fees) of the Agreement be changed to:

A fee of common share purchase options, subject to regulatory approval, equivalent to $5000/month with a 10 day trading average exerciseable into PFN common shares payable to LOM upon execution of this Agreement for November, 2002, February, 2003, March, 2003, April, 2003, and May, 2003.

2.

The Agreement, with the amendment contained in Section 4 herein, remains in full force and effect.

IN WITNESS WHEREOF the Parties hereto have executed this agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED BY

)

PACIFIC NORTH WEST CAPITAL CORP.

)

)

“Harry Barr”

)

)

Authorized Signatory

)

)

)

)

Authorized Signatory

)

SIGNED, SEALED AND DELIVERED BY

)

LOEWEN, ONDAATJE, MCCUTCHEON

)

LIMITED

)

)

“Garrett Herman”

)

)

Authorized Signatory

)

)

)

Authorized Signatory

)

)

AMENDMENT TO THE UNION BAY PROJECT OPTION AGREEMENT BETWEEN FREEGOLD VENTURES LIMITED AND FREEGOLD RECOVERY USA AND PACIFIC NORTH WEST CAPITAL CORP. DATED OCTOBER 1ST, 2002.

THIS AMENDED AGREEMENT is made and dated for reference as of the 2nd day of April 2003.

Whereas pursuant to an Agreement entered into between Freegold Ventures Limited and Freegold Recovery USA (collectively the Optionor) and Pacific North West Capital Corp. (hereinafter referred to as “PFN”) dated October 1st, 2002, the parties to this Agreement agree to amend the terms of the Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual convenants and Agreements contained herein, the parties hereto agree as follows:

Article 15.01

PFN may assign of its rights and obligations under this Option Agreeement at any time provided the Optionor’s rights are not diminished in any manner. PFN may enter into agreements with other mining Companies at any time whereby the latter can earn a majority interest in the Property on terms which may include the assumption of one or more of PFN’s obligations under this Option Agreement. Such interest will only be transferred when PFN vests with an interest. PFN may accelerate its cash/share and exploration expenditures in order to vest earlier with an interest. In the event a Major elects to participate in the Project, and subsequently vests with an interest in the Property the Optionor and PFN will contribute to this interest in proportion to their existing interests at this time. In the event that a Major elects to participate in the Project before PFN vests with a 50% interests, PFN will issue PFN shares to the value of Cdn $100,000 to the Optionor, within 15 days of PFN becoming vested, or such amount which will result in PFN having spent $1 million in exploration expenditures. The shares will be issued at a price equivalent to the volume weighted 5 days average price preceeding the vesting date. PFN will receive 100% of the first US $60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Optionor and PFN.

The above shall be deleted and the following substituted:

PFN may assign of its rights and obligations under this Option Agreeement at any time provided the Optionor’s rights are not diminished in any manner. PFN may enter into agreements with other mining Companies at any time whereby the latter can earn a majority interest in the Property on terms which may include the assumption of one or more of PFN’s obligations under this Option Agreement. PFN may accelerate its cash/share and exploration expenditures in order to vest earlier with an interest. In the event a Major elects to participate in the Project, and subsequently vests with an interest in the Property the Optionor and PFN shall each, at the time of vesting, be deemed to hold a 50% interest in the Property and will each contribute equally to the interest to be earned by the Major. In this event PFN shall relinquish its right to increase its interest to 60% or 70% as set out in Article 3.

In the event that a Major elects to participate in the Project before PFN vests with a 50% interest, PFN will issue PFN shares to the value of Cdn $100,000 to the Optionor, within 15 days of PFN becoming vested. The shares will be issued at a price equivalent to the volume weighted 5 days average price preceeding the vesting date. PFN will receive 100% of the first US $60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Optionor and PFN.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first written above.

FREEGOLD VENTURES LIMITED

“Harry Barr”

By:___________________________

FREEGOLD RECOVERY, USA

“Harry Barr”

By:___________________________

PACIFIC NORTH WEST CAPITAL CORP.

“John Royall”

By:___________________________

THE UNION BAY

JOINT VENTURE AGREEMENT

AMONG

LONMIN PLC

AND

PACIFIC NORTH WEST CAPITAL CORP.

AND

FREEGOLD VENTURES LIMITED

AND

FREEGOLD RECOVERY U.S.A., INC.

DATED the 21st day of May 2003

CONTENTS

1.

DEFINITIONS

2

2.

REPRESENTATIONS, WARRANTIES AND COVENANTS

11

3.

ASSOCIATION OF PARTICIPANTS

16

4.

EARNING OF INTEREST BY LONMIN

19

5.

EXPLORATION PERIOD

21

6.

EXPLORATION COMMITTEE

22

7.

FEASIBILITY AND DEVELOPMENT PHASE

25

8.

DEVELOPMENT COMMITTEE

28

9.

OPERATING PHASE

32

10.

PARTICIPANTS CONTRIBUTIONS TO PROGRAMS

37

11.

ADJUSTMENT OF INTERESTS

38

12.

DISPOSITION OF PRODUCTION

41

13.

AUDIT

41

14.

AUTHORITY, DUTIES AND OBLIGATIONS OF THE OPERATOR AND MANAGER

42

15.

SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

45

16.

LIMITED CHARGING

45

17.

RESTRICTIONS ON ALIENATION

46

18.

LIABILITY OF THE OPERATOR AND INDEMNITY

49

19.

ENCUMBRANCE, PARTITION AND INDEMNIFICATION

50

20.

NOTICES

50

21.

TERMINATION

51

22.

FORCE MAJEURE

52

23.

DEFAULT

53

24.

GUARANTEE

53

25.

GENERAL

53

Schedules

Schedule A -	Definition of JV Property	Schedule F -	Technical Services and Offtake Arrangements
Schedule A2 -	Map Showing Additional Claims	Schedule G -	Accounting Procedures
Schedule B -	Option Agreement	Schedule H -	Permitted Encumbrances
Schedule C -	Definition of Indicated Resource	Schedule I -	Names of Nominees for Exploration Committee
Schedule D -	Definition of Net Smelter Royalty
Schedule E -	Scope of Work and Budget

THIS JOINT VENTURE AGREEMENT dated as of the 21st day of May, 2003.

AMONG:

LONMIN PLC, an English public company having an office at 4 Grosvenor Place, London, England SW1X 7YL

(“Lonmin”)

AND:

FREEGOLD VENTURES LIMITED, a company incorporated under the laws of British Columbia having its executive and registered office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(“Freegold”)

AND:

FREEGOLD RECOVERY U.S.A, INC., a company incorporated under the laws of the State of Nevada with a Certificate of Authority to transact business in the State of Alaska and with executive offices at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(“Freegold USA”)

AND:

PACIFIC NORTH WEST CAPITAL CORP., a company incorporated under the laws of Alberta having its executive office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(“PFN”)

W H E R E A S:

A.

Freegold is a British Columbia company engaged in the exploration for minerals in North America.  Freegold owns 100% of the share capital in Freegold USA and Freegold USA has a Certificate of Authority to transact business in the State of Alaska.   Freegold USA owns a 100% interest in certain mining claims in Alaska, USA which are described in Schedule A attached hereto;

B.

PFN is a company incorporated under the laws of Alberta principally engaged in the exploration of mineral properties.  PFN, Freegold and Freegold USA entered into an option agreement dated as of October 1, 2002 which was amended by an agreement dated as of April 2, 2003 (copies of which are attached as Schedule B hereto) whereby PFN was granted the exclusive right and option to acquire up to a 50% undivided interest in and to certain mineral claims in Alaska, USA;

C.

Lonmin is an English public company with its primary listing on the London Stock Exchange and is the third largest primary underground producer of platinum group metals in the world.

D.

Freegold, Freegold USA, PFN and Lonmin wish to explore for platinum group metals, gold and associated metals and minerals on the mining claims described in Schedule A and Schedule A2 attached hereto and, if viable, exploit such mining claims;

E.

Freegold, Freegold USA and PFN wish to grant Lonmin the exclusive right and option to acquire up to a 70% interest in the mining claims described in Schedule A and Schedule A2 and to enter into this Agreement with the primary objective of exploring for and developing the platinum group metals, gold and associated metals and minerals potential of the JV Property and the parties wish to enter into this Agreement to provide for such right and option and other matters relating to the exploration and development of such claims and certain other claims within the Area of Common Interest (as defined below) in Alaska.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by each party to the others of the sum of US$10.00 (the receipt and sufficiency of which is hereby acknowledged by each party) and of the mutual covenants and agreements contained herein the parties agree as follows:

1.

DEFINITIONS

1.1

In this agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

(a)

“Additional Claims” means the federal claims indicated on the map attached as Schedule A2 hereto which have been staked by Freegold USA and shall be recorded and registered in the name of Freegold USA with the appropriate governmental authorities as soon as practical after the date hereof and in any event within 90 days of the date such Additional Claims were staked, being the legal deadline for such registering and recording under the rules and regulations of the appropriate governmental authorities, with such Additional Claims forming part of the Initial JV Property;

(b)

“Additional JV Property” means a property which becomes subject to this agreement pursuant to section 3.8;

(c)

“Area of Common Interest” means the area on the ground bounded by the intersection of straight lines drawn parallel to and five miles outside the outermost boundaries of the JV Property as constituted at any given time;

(d)

“Assets” mean the JV Property, Other Tenements, Product, Facilities, Supplies, Contingency Fund and all other assets acquired or held by the Participants with respect thereto or pursuant to this agreement as the same may exist from time to time;

(e)

“Associated Company” means:

(i)

any corporation which owns directly or through any other means not less than 10% of the outstanding capital stock of a Party,

(ii)

any corporation of which a Party owns directly or through any other means not less than 10% of the outstanding capital stock,

(iii)

any corporation of which either of the corporations referred to in paragraphs (i) and (ii) owns directly or through any other means not less than 10% of the outstanding capital stock;

(iv)

any corporation which has members of the board of directors or executive officers in common with a Party or is otherwise not at arms-length with a Party; and

(v)

notwithstanding the description in items (i), (ii), (iii) and (iv) above, shall include without limitation, 293020 BC Ltd., 607767 BC Ltd. and Canadian Gravity Recovery Inc.

(f)

“Budget” means the detailed budget for a Scope of Work or any other budget required in respect of this agreement which is approved by the Joint Venture Technical Committee and as amended and approved by it from time to time;

(g)

“CIM Standards” means the CIM Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the Council of the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000, as amended from time to time;

(h)

“Commercial Production” means the commercial exploitation of Ore but does not include milling for the purpose of testing or milling by a pilot plant or during the initial tune-up period of a plant.  Commercial Production will be deemed to have commenced:

(i)

if a plant is located on the JV Property, on the first day of the month following the first period of 30 consecutive days during which Ore has been processed through such plant at an average rate of not less than 70% of the milling rate specified in the Full Feasibility Study recommending  placing the JV Property into Commercial Production;

(ii)

if no plant is located on the JV Property, on the first day of the month following the first period of 30 consecutive days during which Ore has been shipped from the JV Property at the rate of not less than 70% of the milling rate specified in the Full Feasibility Study recommending placing the JV Property into commercial production;

(i)

“Contingency Fund” means the fund which will be established by the Manager and the Operator pursuant to section 9.8, the moneys in which will be used to satisfy all legal obligations of the Manager and the Operator in connection with the permanent or temporary shutdown in whole or in part of any of the Facilities on the JV Property, and including without limitation, to post any required reclamation bonds or deposits required by any government authority, all anticipated costs of reclamation of the surface lands to the JV Property and other environmental rehabilitation as may be required by any governmental, regulatory or other body having jurisdiction and any obligation for severance pay and pensions and similar type payments for employees and which obligations are to be recognized in the accounts of the Operator;

(j)

“Contributing Budget” means any Scope of Work and Budget or Operating Plan (including any revision or amendments thereto) in respect of which each Participant has an obligation to fund its Cost Share pursuant to this agreement;

(k)

“Cost Share” means the respective shares of Costs and other liabilities to be borne by each Participant in respect of the JV Property in accordance with the terms of this agreement and except as otherwise provided herein will be equal to the respective Interests of each Participant as determined from time to time;

(l)

“Costs” means Exploration Costs, Feasibility Costs, Development Costs and Operating Costs, as applicable;

(m)

“Development Costs” means all costs, outlays, expenses, obligations and liabilities of whatever kind or nature spent or incurred by the Participants in connection with a Scope of Work and Budget in order to equip the JV Property (or part thereof) for Commercial Production, including, but not limited to, Lonmin Technical Services Costs, insurance, all permitting costs, costs associated with rehabilitation including reclamation funds and other costs associated with the compliance with Environmental Laws, all associated sales taxes including the goods and services tax, the reasonable costs incurred by representatives of the Participants attending meetings of the relevant Development Committee, an amount equal to the estimated working capital required for the three months immediately following achievement of Commercial Production and contributions to the Contingency Fund required by the Operator pursuant to section 9.8 and any and all costs, payments, royalties, interests, or similar arrangements arising at any time during the Feasibility and Development Phase associated with compensation to local groups including as compensation for native land claims;

(n)

“Development Finance” means the financing arrangements which would be required to fund the Development Costs;

(o)

“Development Committee” means the Joint Venture Technical Committee for the JV Property appointed pursuant to section 8.1 once the Feasibility and Development Phase has been entered into;

(p)

“Encumbrances” means all interests, mortgages, charges, royalties, security interests, liens, encumbrances, actions, claims, demands and equities of any nature whatsoever or however arising and any rights or privileges capable of becoming any of the foregoing, other than Permitted Encumbrances;

(q)

“Environmental Laws” means all applicable federal, state, provincial, municipal and local laws, statutes, ordinances, by-laws, regulations, orders, directives and decisions, rendered by any ministry, department or administrative or regulatory agency relating to the protection of the environment, or pollutants, contaminants, chemicals, or industrial, toxic or hazardous wastes or substances;

(r)

“Expansion” means an increase in excess of 10% in the name plate capacity of Facilities on the JV Property which has entered into Commercial Production, other than as required in order to be in compliance with law or standard industry practice or other than an improvement in the efficiency of the Facilities in the ordinary course of business, and also means the opening and equipping of an additional mine or mines on the JV Property;

(s)

“Exploration Committee” means the Joint Venture Technical Committee appointed pursuant to section 6.1;

(t)

“Exploration Costs” means all expenses, obligations and liabilities of whatever kind or nature spent or incurred directly or indirectly in accordance with a Budget, in connection with the exploration of the JV Property in the Exploration Period including, without limiting the generality of the foregoing, moneys expended in maintaining the JV Property in good standing and costs incurred in connection with complying with Environmental Laws, all insurance costs, moneys expended in doing and filing assessment work, expenses paid for or incurred in connection with any program of surface or underground prospecting, exploring, geophysical, geochemical and geological surveying, drilling, drifting, raising and other underground work, assaying and engineering, environmental studies, data preparation and analysis, submissions to government agencies, Lonmin Technical Services Costs, all associated sales taxes including the goods and services tax, the reasonable costs incurred by no more than two representatives of Lonmin attending meetings of the Exploration Committee, paying the fees, wages, salaries, travelling expenses and fringe benefits of all persons engaged in work with respect to and for the benefit of the JV Property and in paying for food, lodging and other reasonable needs of such persons and in the first year of the Second Exploration Period only, shall include the total Staking Expense and the total Recording Expense;

(u)

“Exploration Period” means the Initial Exploration Period and the Second Exploration Period;

(v)

“Facilities” means all mines and plants including, without limitation, all pits, shafts, haulageways and other underground workings, and all buildings, plants and other structures, fixtures and improvements, stores of a capital and consumable nature, and all other property, whether fixed or moveable, as the same may exist at any time, in or on the JV Property or outside the JV Property if it materially benefits the JV Property;

(w)

“Feasibility Costs” means all costs, outlays, expenses, obligations and liabilities of whatever kind or nature spent or incurred leading to a Full Feasibility Study in connection with a Scope of Work and Budget including all costs, outlays, expenses, obligations, sales taxes including the goods and services tax and liabilities of whatever kind or nature spent or incurred leading up to the commencement of the Full Feasibility Study after the commencement of the Feasibility and Development Phase and including costs associated with scoping and pre-feasibility studies;

(x)

“Feasibility Date” has the meaning provided in section 7.1;

(y)

“Feasibility Deadline” means the date which is three years following the Feasibility Date;

(z)

“Feasibility and Development Phase” means the period commencing on the Feasibility Date and ending on the date on which Commercial Production commences with respect to the JV Property;

(aa)

“Fiscal Year” means (i) during the Exploration Period, the period commencing on April 1 of each year and ending on the next succeeding March 31 and (ii) during all other phases, the financial year of Lonmin which is currently the 12 month period commencing on October 1 and ending on the next succeeding September 30;

(bb)

“Full Feasibility Study” means a comprehensive study approved by the Development Committee in accordance with this agreement that covers all material aspects of a proposed Scope of Work and Budget to investigate the viability of commencing Commercial Production on the JV Property in sufficient detail and to a degree of accuracy, per generally accepted industry norms, and which:

(i)

is based on work conducted in accordance with the Scope of Work and Budget;

(ii)

is based on appropriate sampling programmes and provides estimates of the tonnes of proven and probable reserves and the grade of ore expressed on both a mineable and recoverable basis;

(iii)

provides details of all technical or other work and analysis on which the study is based including but not limited to geological, geotechnical, hydrological, metallurgical, processing, mining, survey, waste disposal, power and water requirements;

(iv)

includes studies of environmental, community and native title impacts of sufficient detail to be acceptable to the relevant authorities;

(v)

sets out the details of and analyses the security and adequacy of tenure and ownership;

(vi)

includes a study and analysis of relevant infrastructure, infrastructure access, ore beneficiation, waste disposal, product price forecasting and financial aspects;

(vii)

includes an estimate of the costs of transporting Ore to the processing facility;

(viii)

includes sufficient details of offtake arrangements for the purchase of all Product as to be acceptable to a provider of Development Finance;

(ix)

plans for and provides a Budget for the implementation of Commercial Production and includes but is not limited to a schedule of:

(1)

relevant government, statutory and any other approval necessary;

(2)

activities, resources (personnel, equipment, materials etc) and expenditure;

(x)

includes estimates of both capital and operating costs likely to be incurred in establishing and conducting development and operations, including costs to be incurred in development, construction, pre-production, mining, crushing and treatment or beneficiation as the case may be, and all working capital requirements;

(xi)

analyses how to proceed with development and operations to economically and commercially maximize the return on funds invested on the assumption that the JV Property will be funded solely on an equity basis;

(xii)

includes a financial model for, and states the commercial viability, including risk and sensitivity analysis of, the proposed development and operations on the assumption that the JV Property will be funded solely on an equity basis;

(xiii)

is of such detail and scope as to be acceptable to any government department or public authority to which reports must be provided or applications must be made;

(xiv)

contemplates and identifies additional resources, any potential further project expansion and/or exploration potential (if applicable);

(xv)

includes estimates of exploration costs for ongoing exploration of the JV Property including during the Feasibility and Development Phase and after the commencement of Commercial Production within and outside the boundaries on which the Full Feasibility Study is based; and

(xvi)

includes a description of that part of the JV Property to be covered by the proposed mine (the “Area of the Mine”).

(cc)

“Indicated Resource” has the meaning provided by the CIM Standards which is attached as Schedule C hereto;

(dd)

“Initial Exploration Period” means the period commencing on the day following the appointment of the technical team pursuant to section 5.1 which shall be evidenced by a written notice from the Manager to each Participant, and ending on the date that is one year following such date unless such period has been extended in accordance with this Agreement;

(ee)

“Initial JV Property” means the mining claims described in Schedule A including the Additional Claims described in Schedule A2;

(ff)

“Interest” means the undivided beneficial percentage interest of a Participant in the JV Property;

(gg)

“Joint Venture Technical Committee” means the Exploration Committee, Development Committee or Operating Committee formed pursuant to this agreement;

(hh)

“JV Property” means the claims and properties that are subject to this agreement from time to time;

(ii)

“LIBOR” means the rate for deposits in US currency on the date principal and interest is due pursuant to section 9.12, rounded to three decimal places, as appearing on the Reuters Screen LIBOR 01 page (or such other page or services as may replace it for the purpose of displaying London Interbank Offer Rates of prime banks for deposits in such US currency) at or about 11a.m. London time;

(jj)

“Lonmin Technical Services Costs” has the meaning provided in section 3.9;

(kk)

“Manager” means  the person appointed as manager with respect to the JV Property from time to time in accordance with this agreement;

(ll)

“Net Cash Flow” for any period means cash and cash equivalents (which for the avoidance of doubt includes any overdrafts) at the beginning of the period plus the difference resulting from the subtraction of Operating Costs paid during the period from all income received during the period.  For purposes of this definition Operating Costs will not include item (xi) of the definition of Operating Costs;

(mm)

“Net Smelter Royalty” shall have the meaning set out in Schedule D attached hereto;

(nn)

“Notification Date” has the meaning provided in section 7.1;

(oo)

“Operating Committee” means the Joint Venture Technical Committee appointed pursuant to section 9.1;

(pp)

“Operating Costs” means, for any period after commencement of Commercial Production, all costs, expenses, obligations, liabilities and charges of whatsoever kind or nature actually incurred or chargeable directly by the Operator in connection with the operation of the JV Property as a mine during such period, which costs, expenses, obligations, liabilities and charges include, without duplication and without limiting the generality of the foregoing, the following:

(i)

all costs of or related to the mining and processing of Ore and the operation of the Facilities and all costs of or related to Product, including marketing, transportation, commissions and/or discounts,

(ii)

such amount of cash for working capital as is required for the operation of the JV Property as a mine pursuant to section 9.7,

(iii)

all costs of or related to operating employee facilities, including housing,

(iv)

all duties, charges, levies, royalties, interests, taxes (excluding taxes levied on the income of the Parties) and other payments imposed by any government or municipality or department or agency thereof upon or in connection with operating the JV Property as a mine or which are paid or payable to any local groups including as compensation for native land claims,

(v)

fees, wages, salaries, travelling expenses and fringe benefits (whether or not required by law) of all persons directly engaged in respect of and for the benefit of the JV Property and all costs involved in paying for the food, lodging and other reasonable needs of such persons,

(vi)

all costs of consulting, legal, accounting, insurance and other services incurred by the Operator and directly related to the operation of the Facilities,

(vii)

all approved exploration expenditures incurred with respect to the JV Property after commencement of Commercial Production including both exploration within the Area of the Mine and outside the Area of the Mine,

(viii)

all annual capital costs for the normal efficient operation of the JV Property as a mine including all costs of construction, equipment and mine development including maintenance, repairs and replacements and all costs, including capital costs, associated with an Expansion,

(ix)

all costs in connection with or as a result of Environmental Laws incurred or to be incurred by the Operator,

(x)

any costs or expenses incurred or to be incurred by the Operator relating to the termination of the operation of the JV Property as a mine, including all contributions to the Contingency Fund pursuant to section 9.8;

(xi)

all required payments of principal, interest, fees and other costs associated with the Development Finance;

(xii)

Lonmin Technical Services Costs as approved by the relevant Joint Venture Technical Committee and in accordance with Schedule F;

(xiii)

the reasonable costs incurred by the representatives of the Participants attending meetings of the Operating Committee limited to not more than four representatives of Lonmin and a total of two from the Optionors attending any particular meeting; and

(xiv)

the fee payable pursuant to section 14.4;

less the amount of all insurance recoveries and settlements received during such period to the extent such recoveries and settlements were not deducted in any previous period and, except where specific provision is made otherwise, all Operating Costs will be determined in accordance with U.S. generally accepted accounting principles applied consistently from year to year but such costs shall not include any amount in respect of amortization of Costs, depletion or depreciation;

(qq)

“Operating Phase” means the period after which Commercial Production has commenced on the JV Property;

(rr)

“Operator” means the Participant acting as Operator with respect to the JV Property pursuant to this agreement and the Option Agreement and the Non-Operators means the Participants who are not the Operator at any given time;

(ss)

“Option Agreement” means the agreement dated as of October 1, 2002 as amended by an agreement dated April 2, 2003, both of which are attached as Schedule B hereto whereby PFN was granted the exclusive right and option to acquire a 50% undivided interest in and to certain mineral claims;

(tt)

“Optionors” means PFN and Freegold USA;

(uu)

“Ore” means all materials from the JV Property, the nature and composition of which, in the sole judgment of the Operator, justifies mining or removing from place and shipping and selling such material, or delivering such material to a plant for further processing;

(vv)

“Other Tenements” means all surface rights of and to any lands within or outside the JV Property including surface rights held in fee or under lease, licence, easement, right of way or other rights of any kind (and all renewals, extensions and amendments thereof or substitutions therefor) acquired by or on behalf of the parties with respect to the JV Property;

(ww)

“Overruns” means all Costs which exceed those estimated under a Budget;

(xx)

“Participant” means any of Lonmin, Freegold USA, or PFN and their successors and permitted assigns that may own an Interest from time to time and “Participants” means together Freegold USA, Lonmin and PFN and their successors and permitted assigns;

(yy)

“Party” means each of Lonmin, Freegold, Freegold USA and PFN and their successors and permitted assigns and Parties means together, Lonmin, Freegold, Freegold USA and PFN and their successors and permitted assigns;

(zz)

“Permitted Encumbrances” means the Encumbrances described on Schedule H attached hereto;

(aaa)

“Product” means Ore at its highest stage of processing (by way of example, including but not limited to, concentrate and including material attributable to the joint venture by way of a custom treatment arrangement) as effected by or on behalf of the joint venture constituted with respect to the JV Property;

(bbb)

“Recording Expense” means the costs associated with the recording and registering of the Additional Claims in the name of Freegold USA with the appropriate governmental, state, local or federal authorities as appropriate which is, as of the date hereof , expected to be approximately US$60,000;

(ccc)

“Second Exploration Period” means the period commencing immediately after the expiry of the Initial Exploration Period and terminating on the Feasibility Date;

(ddd)

“Scope of Work” means a document approved by the relevant Joint Venture Technical Committee outlining the work proposed to be carried out during a given period of time;

(eee)

“Staking Expense” means the US$19,700, as evidenced by an invoice from Freegold to Lonmin, which was incurred by Freegold USA in connection with the staking of the Additional Claims; and

(fff)

“Supplies” means all tangible personal property of a non-capital nature (other than Product or Facilities) acquired or held by the Participants with respect to a JV Property;

2.

REPRESENTATIONS, WARRANTIES AND COVENANTS

2.1

Lonmin represents and warrants to each of Freegold, Freegold USA and PFN that, as of the date of this agreement:

(a)

it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this agreement by Lonmin, this agreement will constitute a legal, valid and binding obligation of Lonmin enforceable against Lonmin in accordance with its terms except that:

(i)

enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)

equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)

a court may stay proceedings before them by virtue of equitable or statutory powers; and

(iv)

rights of indemnity and contribution hereunder may be limited under applicable law;

(b)

neither the execution of this agreement nor the consummation of the transactions contemplated hereby conflict with, result in a breach of or accelerate the performance required by any agreement to which it is a party; and

(c)

neither the execution of this agreement nor the consummation of the transactions contemplated hereby, result in a breach of the laws of any applicable jurisdiction or its constating documents.

2.2

Freegold represents and warrants to Lonmin that it owns all of the share capital of Freegold USA, free and clear of all Encumbrances and that Freegold USA has no other securities convertible or exchangeable into shares of Freegold USA nor has Freegold or Freegold USA entered into any agreement, warrant, option, right or privilege being capable of becoming an agreement, warrant, right or option for the purchase of any unissued securities of Freegold USA.  Freegold covenants to Lonmin that it will not Transfer (as such term is defined in section 17.1 hereof) the shares of Freegold USA except pursuant to the provisions of section 17 which restricts the Transfer of any Interests or rights in this agreement.  Freegold USA further covenants to Lonmin that during the term of this agreement it will not issue any securities of itself and Freegold covenants to Lonmin that it will not cause Freegold USA to issue any securities exchangeable into shares of Freegold USA.

2.3

PFN represents and warrants to Lonmin, as of the date of this agreement:

(a)

it is a valid and subsisting corporation duly incorporated under the laws of Alberta and has full corporate power and authority to execute and deliver this agreement and to observe and perform its covenants and obligations hereunder and in the Option Agreement and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this agreement by PFN, this agreement and the Option Agreement does constitute legal, valid and binding obligations of PFN enforceable against PFN in accordance with its terms except that:

(i)

enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)

equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)

a court may stay proceedings before them by virtue of equitable or statutory powers; and

(iv)

rights of indemnity and contribution hereunder may be limited under applicable law;

(b)

neither the execution of this agreement nor the consummation of the transactions contemplated hereby or in the Option Agreement conflict with, result in a breach of or accelerate the performance required by any agreement to which it is a party;

(c)

neither the execution of this agreement or the Option Agreement nor the consummation of the transactions contemplated hereby or thereby, result in a breach of the laws of any applicable jurisdiction or its constating documents;

(d)

it is in compliance with all applicable laws including all Environmental Laws and has obtained all necessary licences, permits and approvals necessary for its operations under all applicable Environmental Laws and to its knowledge there are no environmental audits, evaluations, assessments or studies relating to it or any of its subsidiaries;

(e)

Lonmin has been provided with true and complete copies of all agreements material to the Initial JV Property and to any other mining claims or interests in mining properties within the Area of Common Interest currently owned by PFN and there are no existing defaults by PFN or, to its knowledge, the other parties to such agreements;

(f)

the data and information in respect of PFN and its assets, liabilities, business, operations and capital provided by PFN to Lonmin was and is accurate and current in all material respects at the respective dates thereof and did not and does not now omit any data or information necessary to make any data or information provided not misleading in any material respects as of the respective date thereof;

(g)

PFN has the right to grant an interest in the Initial JV Property to the extent it has rights in the Initial JV Property pursuant to the Option Agreement;

(h)

it has all necessary permits, authorizations, licences, registrations and certificates necessary to carry on business in the State of Alaska as currently conducted and as contemplated by this agreement.

2.4

Freegold and Freegold USA each represent and warrant to Lonmin that, as of the date of this agreement:

(a)

it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this agreement and to observe and perform its covenants and obligations hereunder and in the Option Agreement and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this agreement by it, this agreement does constitute a legal, valid and binding obligations of it enforceable against it in accordance with its terms except that:

(i)

enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)

equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)

a court may stay proceedings before them by virtue of equitable or statutory proceedings; and

(iv)

rights of indemnity and contribution hereunder may be limited under applicable law;

(b)

neither the execution of this agreement nor the consummation of the transactions contemplated hereby or in the Option Agreement conflict with, result in a breach of or accelerate the performance required by any agreement to which it is a party;

(c)

neither the execution of this agreement or the Option Agreement nor the consummation of the transactions contemplated hereby and thereby, result in a breach of the laws of any applicable jurisdiction or its constating documents;

(d)

it is in compliance with all applicable laws including all Environmental Laws and has obtained all necessary licences, permits and approvals necessary for its operations under all applicable Environmental Laws and to its knowledge there are no environmental audits, evaluation, assessments or studies relating to it or any of its subsidiaries;

(e)

Lonmin has been provided with true and complete copies of all agreements material to the Initial JV Property and to any other mining claims or interests in mining properties within the Area of Common Interest currently owned by it and there are no existing defaults by it or, to its knowledge, the other parties to such agreements;

(f)

the data and information in respect of it and its assets, liabilities, business, operations and capital provided by it to Lonmin was and is accurate and current in all material respects at the respective dates thereof and did not and does not now omit any data or information necessary to make any data or information provided not misleading in any material respects as of the respective date thereof;

(g)

Freegold USA is the beneficial and registered owner of a 100% undivided interest in the Initial JV Property (other than the Additional Claims which have been validly staked but not registered and recorded with the appropriate government authorities) free and clear of all Encumbrances, other than the Permitted Encumbrances, and subject to the Option Agreement has the right to grant an interest in the Initial JV Property;

(h)

Schedule A and Schedule A2 accurately set out all the lands, mineral claims and other interests that comprise the Initial JV Property.  It has taken all steps and made all taxes, assessments, rental levies and other payments necessary to maintain the Initial JV Property in good standing under the laws of the State of Alaska and all of the mineral claims comprising the Initial JV Property except the Additional Claims have been validly and properly located, staked, tagged and recorded in accordance with the laws of Alaska and the Additional Claims have been properly located and staked in accordance with the laws of the State of Alaska but have not been registered and recorded;

(i)

no proceedings have been instituted to invalidate or assert an adverse claim or challenge against or to the ownership of or title to any of the mineral claims and other interests comprising the Initial JV Property, nor is there any basis therefore, and other than as set out in the Option Agreement no other person is entitled to an agreement or option to acquire or purchase any of the Initial JV Property or any portion thereof, and no person has any royalty or other interest whatsoever, in production from any part of the Initial JV Property other than the Permitted Encumbrances; and

(j)

it has have all necessary permits, authorizations, licences, registrations and certificates necessary to carry on business in the State of Alaska as currently conducted and as contemplated by this agreement.

2.5

Freegold USA hereby covenants with Lonmin that it shall, as soon as practical after the date hereof but in any event within 90 days of the date the Additional Claims were staked, cause the Additional Claims to be recorded in Freegold USA’s name in accordance with the laws of the State of Alaska.  If it appears as though the Recording Expense will be in excess of US$66,000 Freegold USA will obtain written approval from Lonmin prior to incurring the Recording Expense.

(a)

Within seven business days of the recording of the Additional Claims in Freegold USA's name with the appropriate governmental, state, local or federal authorities and Lonmin receiving (i) evidence satisfactory to it that such recording and staking of the Additional Claims has occurred; and (ii) an invoice of Freegold USA detailing the actual Recording Expense, the actual Staking Expense and Lonmin's half share thereof, Lonmin will reimburse one half of the actual Recording Expense and one half of the actual Staking Expense by way of bank transfer, wire transfer or such other means as is reasonably acceptable to Lonmin and Freegold USA.

(b)

Provided the Exploration Committee approves a Scope of Work and Budget for the first year of the Second Exploration Period, Lonmin will reimburse a further one half of the Recording Expense and a further one half of the Staking Expense.  In such event the total Recording Expense and the total Staking Expense will be classified as Exploration Costs for the first year of the Second Exploration Period.

2.6

Freegold, Freegold USA, and PFN each covenant with Lonmin that it will not amend or revise the Option Agreement in any way whatsoever without the prior written consent of Lonmin.

2.7

Freegold and Freegold USA each covenant with Lonmin that it shall, as soon as practical after the date hereof but in any event on or prior to June 15, 2003, stake and cause to be recorded in Freegold USA’s name in accordance with the laws of the State of Alaska, Federal Lode claims QTUBL 2 and QTUBL 6.

2.8

The representations, warranties and covenants hereinbefore set out are conditions on which the Participants have relied in entering into this agreement and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this agreement.

3.

ASSOCIATION OF PARTICIPANTS

3.1

The Optionors hereby grant to Lonmin the exclusive right and option to acquire up to a 70% Interest (which Interest may be increased as set out in this agreement) in the JV Property, free and clear of all Encumbrances other than the Permitted Encumbrances, in accordance with the terms of this agreement.

3.2

Lonmin and the Optionors will become associated as joint venturers for the following limited functions and purposes:

(a)

to explore and, if deemed warranted as herein provided, to develop the JV Property and equip all or any part thereof for Commercial Production;

(b)

to operate the  JV Property; and

(c)

to engage in such other activities as may be considered by the Participants to be necessary or desirable in connection with the foregoing.

3.3

All transactions, contracts, employments, purchases, operations, negotiations with third parties and any other matter or act undertaken on behalf of the Participants in connection with the JV Property will be done, transacted, undertaken or performed in the name of the transacting Participant only and no Party will do, transact, perform or undertake anything in the name of any other Party or in the joint names of the Parties.

3.4

Except as otherwise expressed in this agreement, the rights and obligations of the Parties will be, in each case, several, and will not be or be construed to be either joint or joint and several.  Nothing contained in this agreement will, except to the extent specifically authorized hereunder, be deemed to constitute a Party a partner, an agent or legal representative of the other Parties.  It is intended that this agreement will not create the relationship of a partnership among the Parties and that no act done by any Party pursuant to the provisions hereof will operate to create such a relationship.

3.5

Subject to section 3.10, each Participant will be liable for its Cost Share of Costs and any other costs associated with the development or operation of the JV Property as a mine at such time as the liability is incurred by the Operator as contemplated by this agreement.  Subject to section 3.10, each Participant will be liable for its Cost Share of any debts, liabilities or obligations arising from operations hereunder.

3.6

Subject to section 3.10, each Participant, in proportion to its Interest, will indemnify and hold the other Participants harmless from any claim of or liability to any third person asserted upon the ground that any action taken under this agreement has resulted in or will result in any loss or damage to such third person, to the extent, but only to the extent, that such claim or liability is paid by the other Participants in an amount in excess of the other Participants’ Cost Share thereof and that, subject to the Manager’s rights under section 14.1, each Participant has consented to such settlement.

3.7

Each of Freegold, Freegold USA, PFN and Lonmin will devote such efforts and resources as may be required to fulfil any obligation assumed by them hereunder.  In particular, Freegold, Freegold USA and PFN acknowledge that the knowledge, expertise and experience of their employees and consultants currently engaged in the exploration of the JV Property, is valued by Lonmin and Lonmin is induced to enter into this agreement based on this knowledge and expertise. Freegold, Freegold USA and PFN covenant with Lonmin to use their reasonable best efforts to continue to employ and retain or make available to the joint venture on an as needed basis such employees and consultants throughout the term of this agreement.  Except as specifically provided hereunder:

(a)

each Participant will be at liberty to engage, for its own account and without duty to account to the other Participants, in any other business or activity outside the joint venture constituted hereby, including the ownership and operation of any other mining permits, licenses, claims and leases wherever located;

(b)

no Participant will be under any fiduciary or other duty or obligation to the other Participants which will prevent or impede such Participant from participating in, or enjoying the benefits of, competing endeavours of a nature similar to the business or activity undertaken by the Participants hereunder outside of the Area of Common Interest; and

(c)

the legal doctrines of “corporate opportunity” or “business opportunity” sometimes applied to persons occupying a relationship similar to that of the Participants will not apply outside of the Area of Common Interest, with respect to participation by any Participant in any business activity or endeavour outside the joint venture constituted hereby, and, without implied limitation, a Participant will not be accountable to the other Participants for participation in any such business activity or endeavour outside the joint venture constituted hereby which is in direct competition with the business or activity undertaken by the joint venture.

3.8

If any Participant, directly or indirectly, has the opportunity to stake or otherwise acquires any mineral interest or right of any nature whatsoever, located wholly or in part in the Area of Common Interest, the Participant who has such opportunity (in this section the “Acquiring Participant”) shall notify the Joint Venture Technical Committee in writing of that opportunity without undue delay, including the terms on which the mineral interest or right of any nature whatsoever is able to be acquired and an assessment of the likely benefits to the joint venture.  An Acquiring Participant may stake a mineral interest in its own name if the Acquiring Participant believes it is necessary to do so in order to preserve the opportunity to acquire such mineral interest.  In such event the Acquiring Participant will be staking the mineral claim subject to the rights of the Participants who are not the Acquiring Participant under this section and if a favourable decision is made pursuant to section 3.8(b), such mineral claim shall become subject to this agreement and form part of the JV Property on the basis contemplated by section 3.8(b).

(a)

The Joint Venture Technical Committee shall within 20 days from the date that the notice is given by the Acquiring Participant decide whether the joint venture wishes to stake or acquire the mineral claim.  If a favourable decision is made the Participants shall use reasonable endeavours to acquire or stake such mineral rights or interest of any nature whatsoever which shall become subject to this agreement and form part of the JV Property (the “Additional JV Property”).  If the Joint Venture Technical Committee determines to stake or otherwise acquire the mineral interest or right of any nature whatsoever, the costs associated with staking or acquiring the Additional JV Property shall be joint venture costs which shall be Exploration Costs if the acquisition occurs during the Exploration Period, Feasibility Costs if the acquisition occurs during the Feasibility and Development Phase prior to the acceptance of a Full Feasibility Study by the Joint Venture Technical Committee, Development Costs if the acquisition occurs during the Feasibility and Development Phase after the acceptance of a Full Feasibility Study by the Joint Venture Technical Committee and Operating Costs if the acquisition occurs during the Operating Phase.

(b)

If the members of the Exploration Committee decide not to acquire or stake a mineral right or interest of any nature whatsoever in the Area of Common Interest pursuant to section 3.8(b), the Acquiring Participant may itself acquire or stake such mineral claim on terms not more favourable to the Acquiring Participant than those specified in the notice referred to in section 3.8(a) within three months of the giving of such notice.

(c)

The provisions of this section 3.8 shall continue to be binding on each Participant for a period of six months following the date this agreement terminates.

3.9

Lonmin will provide technical services to the joint venture during the Exploration Period with the unanimous approval of the Joint Venture Technical Committee and during all other phases when approved by the Joint Venture Technical Committee.  Such technical services when provided by Lonmin during any phase of this agreement will be provided by Lonmin in accordance with the provisions of Schedule F.  The fees charged by the Lonmin in accordance with such Schedule are called in this agreement the “Lonmin Technical Services Costs”.

3.10

Notwithstanding any other provisions of this agreement, PFN, Freegold and Freegold USA shall be responsible for, and shall indemnify and hold Lonmin harmless from, any claim or liability resulting from breaches of Environmental Laws in respect of the JV Property prior to such time as it becomes subject to this agreement.

3.11

PFN agrees that its rights under the Option Agreement are subject to and subordinated to Lonmin’s right to earn an Interest pursuant to this agreement.  For the purposes of this agreement, the Optionors hereby covenant and agree to act as a single Participant for the entire term of the Option Agreement when making nominations to the Joint Venture Technical Committees.  In the event of a dispute as between Freegold and Freegold USA on the one hand and PFN on the other hand as to the identity of such representatives, Lonmin shall be entitled to rely on the Optionor with the greater Interest or if the Interest held by two Optionors is the same, the Optionor which is the Operator or was most recently the Operator, without any liability attaching to Lonmin in any manner whatsoever by virtue of such reliance.

3.12

The Interest of the Optionors will be determined by the operation of this agreement and the Option Agreement.  The Optionors agree to keep Lonmin fully informed as to the status of the Option Agreement including its termination and the Interests of the Optionors in the JV Property.  If the Option Agreement terminates and PFN ceases to have any rights under the Option Agreement, PFN shall remain liable for any and all obligations under this agreement until the date of such termination.  Freegold and Freegold USA will thereafter be entitled to all rights of PFN and be responsible for all obligations of PFN, Freegold and Freegold USA under this agreement and shall indemnify and hold Lonmin harmless from any liabilities associated with such termination.

3.13

Lonmin acknowledges that pursuant to the terms of the Option Agreement, PFN’s obligation to fund certain expenditures may be satisfied by virtue of Lonmin funding certain Costs in accordance with the terms of this agreement.

3.14

If this agreement refers to an obligation of the Optionors to Lonmin, including but not limited to the obligation to pay a Net Smelter Royalty to Lonmin, such obligation shall be a joint and several obligation of the Optionors to Lonmin.

3.15

The allocation of Costs for tax purposes shall be in accordance with a Participant’s portion of the Costs actually incurred and not in accordance with the deemed expenditures set out in section 11.  For the avoidance of doubt, Exploration Costs and Feasibility Costs which Lonmin funds in accordance with this agreement shall be allocated to Lonmin for tax purposes, whilst Development Costs and Operating Costs shall be allocated to the Participants to reflect the amounts actually expended by each Participant.

4.

EARNING OF INTEREST BY LONMIN

4.1

The Participants will have such Interest in the JV Property as is determined from time to time in accordance with this section 4 and section 11 and Freegold USA and PFN shall have their Interests determined by this agreement and the Option Agreement.  The Interest of each Participant expressed as a percentage shall be rounded to the third decimal place.

4.2

Upon the execution of this agreement Freegold, Freegold USA and PFN will collectively have a 100% Interest and Lonmin will have a 0% Interest in the JV Property.

4.3

At such time as an Indicated Resource is determined to exist on a JV Property in accordance with section 7.1 and Lonmin has decided to commence a Full Feasibility Study pursuant to section 7.1 within the timeframe specified therein, Lonmin shall earn a 60% Interest in the JV Property and the Optionors shall have their collective Interest in the JV Property reduced to 40%.  Upon funding the Feasibility Costs and delivering a Full Feasibility Study on or prior to the Feasibility Deadline pursuant to section 8.11(b) in respect of the JV Property, Lonmin will earn a further 10% Interest in the JV Property and the Optionors will have their collective Interest in the JV Property reduced by a corresponding 10% resulting in their collective Interest being 30% whether or not such Full Feasibility Study is approved by the Development Committee.

4.4

During the Initial Exploration Period Lonmin shall fund a minimum US$815,000 in Exploration Costs relating to the JV Property, subject to the provisions of sections 4.5, 4.7, 4.8 and 4.9.  During the Second Exploration Period, Lonmin may elect to fund Exploration Costs.  Provided Lonmin funds a minimum of US$1 million per year in Exploration Costs during the first three years of the Second Exploration Period, the JV Property will remain subject to this agreement and Lonmin’s option will remain in good standing.  During each subsequent year in the Second Exploration Period, provided Lonmin funds a minimum of US$750,000 per year in Exploration Costs in respect of the JV Property, the JV Property will remain subject to this agreement and Lonmin’s option will remain in good standing.

4.5

For purposes of the calculation of minimum expenditures in section 4.4, to the extent that Lonmin funds any expenditures in excess of the relevant minimum amount of US$815,000 in the case of the Initial Exploration Period, US$1 million per year in respect of the first three years of the Second Exploration Period and US$750,000 per year in each subsequent year in the Second Exploration Period, such excess amount shall be credited towards the amount Lonmin is required to fund in a subsequent period or year.

4.6

Freegold USA shall hold title to the JV Property in trust for the Participants in proportion to each Participant’s Interest.  When Lonmin earns an Interest in the JV Property, Freegold USA and Freegold shall, at Lonmin’s request and without undue delay, cause title of the JV Property to be recorded in Lonmin’s name in trust for the other Participants in proportion to each Participants’ Interest.

4.7

Lonmin may, at its option, meet any of the minimum expenditures specified in section 4.4 by making a cash payment to Freegold by wire transfer or certified cheque made payable to Freegold within the time periods specified in section 4.4.  Notwithstanding anything else contained in this agreement, Lonmin shall have the right to terminate this agreement, and the joint venture formed pursuant to this agreement, at any time upon 60 days written notice.  Upon such termination each Participant shall have such obligations and rights to Assets as set out in section 21 and Lonmin shall have the obligation, within 30 days of the receipt of the final determination of the financial results of the Joint Venture pursuant to section 13 and Schedule J hereof, to make a cash payment to the Optionors in proportion to their Interest as determined by this agreement and the Option Agreement by wire transfer or certified cheque in an amount equal to the short fall, if any, between US$815,000 and the amount of the Exploration Costs on the JV Property funded by Lonmin in the Initial Exploration Period if such termination occurs during the Initial Exploration Period, or, if such termination occurs during the Second Exploration Period an amount equal to the difference between the Exploration Costs established in an approved Scope of Work and Budget, which will take into account any Exploration Costs in excess of the minimum required incurred in the prior year, and the amount of such Exploration Costs funded by Lonmin with respect to such Scope of Work and Budget.

4.8

Notwithstanding anything else in this agreement, if Lonmin fails to fund the minimum expenditures specified in section 4.4 primarily through the failure of the Optionors to act (or the failure of a nominee of the Optionors on a Joint Venture Technical Committee to act), or because of circumstances which prevent the Operator from performing its obligations as Operator, or predominantly as a result of actions taken by the Optionors (or actions taken by a nominee of the Optionors on a Joint Venture Technical Committee) then Lonmin shall have such longer period of time as is reasonable under the circumstances to meet its minimum expenditures.

4.9

If an Indicated Resource is established on the JV Property in accordance with the provisions of Section 7.1, the funding obligations of Lonmin shall be suspended for up to the six month period that Lonmin has available to decide, with the approval of its board of directors, to commence a Full Feasibility Study and the only costs to be incurred in connection with the JV Property shall be the minimum required to maintain the JV Property in good standing.  If the Feasibility and Development Phase commences during the term of a Scope of Work and Budget, such Scope of Work and Budget will be replaced by a Scope of Work and Budget approved by the Development Committee and Lonmin will have no obligations with respect to the replaced Scope of Work and Budget.  The termination date of the Initial Exploration Period and for Lonmin’s obligation to fund Exploration Costs for any year within the Second Exploration Period shall each be extended for such period of up to six months.

5.

EXPLORATION PERIOD

5.1

During the Exploration Period supervision of operations will be the responsibility of the Exploration Committee appointed pursuant to section 6.1.  The Exploration Committee shall within 10 days of the execution of this agreement appoint a Manager for the JV Property during the Exploration Period, who shall devote his time primarily and as a first priority to the joint venture and be responsible for implementing all Scope of Works and Budgets approved by the Exploration Committee.  The Manager cannot be a representative of one of the Participants on the Exploration Committee and may be removed and replaced only by vote of the Exploration Committee.  The Manager shall appoint a technical team as soon as possible to assist him in his duties, which at the request of Lonmin may include an employee or consultant of Lonmin or an Associated Company of Lonmin who is acceptable to the Manager acting reasonably, whose services will be charged on the same basis as the technical personnel contemplated by Schedule D.  Upon appointing the technical team the Manager shall send a notice to each Participant indicating that the technical team has been appointed and that as a consequence the Initial Exploration Period has commenced.  In accordance with the Option Agreement, PFN will initially be the Operator during the Exploration Period, providing administrative and technical assistance and facilities necessary to support the activities of the Manager in compliance with the directions of the Exploration Committee and acting as the contracting party on behalf of the Participants.  Subject to the right of Lonmin to be the Operator of the JV Property pursuant to this agreement in certain circumstances, which right shall be paramount, the Operator of the JV Property during the Exploration Period shall be determined by the Option Agreement.  The rights and duties of the Exploration Committee, Manager and Operator are further specified in sections 5, 6, and 14.

5.2

Exploration Costs will only be incurred under and pursuant to a Scope of Work and Budget.  The initial Scope of Work and Budget is attached as Schedule E hereto.  All forecasts and subsequent Scope of Works and Budgets during the Exploration Period must be approved by the Exploration Committee in accordance with section 6.

5.3

The Manager will prepare with the assistance of the Operator and submit to the Exploration Committee the Scope of Work and Budget proposed by the Manager for each Fiscal Year by the previous January 1st.  Notwithstanding anything else in this Agreement, the Manager shall call a meeting of the Exploration Committee to be held on or prior to January 31st at which the Scope of Work and Budget for the next Fiscal Year, the forecast for the current Fiscal Year and an indicative forecast of Exploration Costs for the next year are presented and considered.  The Scope of Work and Budget for each Fiscal Year shall be approved by the previous March 1st.  If the Manager and Operator fail to prepare and submit a Scope of Work and Budget within such time a Participant who is not the Operator shall have the right to prepare and submit a Scope of Work and Budget to the Exploration Committee and the provisions of this section will apply, mutatis mutandis, to such Scope of Work and Budget.  If the Manager or the Operator believes an amendment to the Scope of Work and Budget is necessary or advisable the Manager or the Operator, as the case may be, shall immediately notify the Participants and call a meeting of the Exploration Committee pursuant to section 6.9 to consider such amendment.  Such amendment may be agreed to in writing by the members of the Exploration Committee pursuant to section 6.5.

5.4

Lonmin shall be solely responsible for funding the Exploration Costs which are contained in Scope of Works and Budgets approved by the Exploration Committee in accordance with section 6.  Notwithstanding the foregoing, the Operator will be responsible for maintaining the JV Property in good standing at the expense of the joint venture including payment of all taxes and land maintenance charges, with such expenses being Exploration Costs.

5.5

During the Exploration Period the Operator may only engage an Associated Company of itself or another Party to provide services, supplies, equipment or machinery hereunder with the approval of Lonmin such approval not to be unreasonably withheld.  For the avoidance of doubt, Lonmin shall not withhold its approval if the Operator demonstrates that the Associated Company has been engaged on terms no more favourable to the Associated Company than those that could be obtained from a party dealing at arm’s length to the Operator and the other Party and with substantially the same experience and expertise as the Associated Company.

5.6

During the Exploration Period Lonmin may at any time upon ten days written notice have access to all contracts and the terms of all agreements which the Operator has entered into.  If Lonmin believes that the Operator is entering into contracts with third parties as a result of negligence, bad faith or willful misconduct and that the third parties who are entering into contracts with the Operator are either not qualified to perform the contracted services or are charging rates which are excessive in the circumstances, Lonmin may request that the Operator cease entering into agreements with such third party and cancel any existing contracts with such third party at the sole expense of the Operator.

6.

EXPLORATION COMMITTEE

6.1

The Participants will establish an Exploration Committee consisting of two members and up to two alternate members representing Lonmin and two members and up to two alternative members representing, collectively, the Optionors.  The initial nominees of the Participants in the Exploration Committee shall be as set out in Schedule I attached hereto.  A representative of Lonmin will be the chairman of the Exploration Committee during the Exploration Period.  The Exploration Committee will have the rights, powers and obligations set out in section 5 and this section 6 with respect to the JV Property during the Exploration Period.

6.2

Lonmin may from time to time revoke in writing the appointment of its member(s) of the Exploration Committee and appoint in writing another in his place and the Optionors may collectively revoke in writing the appointment of their member(s) of the Exploration Committee and appoint another in his place.  Either Lonmin or, collectively, the Optionors may from time to time in writing appoint one alternate member for a member theretofore appointed by such Participant.  Alternate members may attend meetings of the Exploration Committee, and in the absence of a member, his alternate may vote and otherwise act in his stead and place.  Whenever any member or alternate member votes or acts, his votes or actions will for all purposes of this agreement be considered the actions of the Participant or Participants whom he represents.  The Participants will give written notice to each other from time to time as to names, addresses and telephone numbers of their respective members and alternates on the Exploration Committee.

6.3

Meetings of the Exploration Committee during the Exploration Period will be held as required but in any event not less frequently than every three months.  A meeting of the Exploration Committee may take place by means of conference telephones or other communication facilities by which means the members or their alternates participating in the meeting can hear each other.  The persons participating in a meeting in accordance with this section will be deemed to be present at the meeting and to have so agreed and will be counted in the quorum therefor and be entitled to speak and vote thereat.

6.4

The Operator will consult freely with the Exploration Committee and the members thereof during the Exploration Period, and keep them fully advised of all material developments and results.

6.5

Voting by the Exploration Committee during the Exploration Period may be conducted by verbal, written, electronic or facsimile ballot.  A resolution in writing approving a matter to be acted upon by the Exploration Committee, signed by all the members of the Exploration Committee or their alternates, is as valid as if it had been passed at a meeting of the Exploration Committee.  Electronic and facsimile signatures are expressly consented to.

6.6

A quorum of any meeting of the Exploration Committee will consist of not less than one member from Lonmin and one member in total from the Optionors.  If a quorum is not present within 120 minutes after the time fixed for holding any such meeting, the meeting will be adjourned to the next following business day at the same time and place.  At the adjourned meeting the members or alternate members present in person (which may be only one person) will form a quorum and may transact the business for which the meeting was originally convened.

6.7

Each member of the Exploration Committee during the Exploration Period present at any meeting shall have one vote on all decisions of the Exploration Committee.

6.8

All decisions of the Exploration Committee during the Exploration Period will be by affirmative vote of a majority of votes represented by voting members in attendance.  In the event of a vote which results in an equal number of votes for a matter and against a matter, the Chairman of the Exploration Committee appointed pursuant to section 6.1 shall have the deciding vote.

6.9

Meetings of the Exploration Committee may be called by any Participant or the Manager by giving fourteen days’ notice to the other Participants.  The Participants may unanimously agree to abridge this notice period and any member of the Exploration Committee attending a meeting called with less than ten days’ notice shall be deemed to have waived the notice requirement unless such member states that its sole purpose for attending such meeting is to object to the lack of adequate notice.  Notice of any Exploration Committee meeting will be given at least ten days prior to the date fixed for such meeting.  All meetings will be held in Vancouver, Canada unless otherwise agreed to by both Participants.  The reasonable costs of not more than two representatives of Lonmin in preparing for and attending meetings of the Exploration Committee shall be charged to Exploration Costs.  There will be included with a notice of meeting such material and data as may be reasonably required to enable the members of the Exploration Committee to determine the position they should take in respect of any vote or election to be made at such meeting.  Any member of the Exploration Committee may request, at any time prior to a meeting, such additional information from the Operator and/or Manager as is reasonably required for the purposes of the meeting and such information shall be provided to all members of the Exploration Committee.

6.10

The Manager and Operator will have the responsibility of preparing and distributing notices and agendas of meetings and keeping records of the proceedings at such meetings and distributing such records to the Non-Operator Participants unless a Non-Operator Participant calls such meeting in which case such Non-Operator Participant shall have the responsibility to distribute the notice and the agenda and the Manager shall have the responsibility of keeping records of the proceedings.  Draft minutes of meetings of the Exploration Committee shall be distributed within five business days after any meeting.  If a member of the Exploration Committee has any material comments or suggested material revisions on the draft minutes they shall be sent to the Manager within ten business days of the receipt of the draft minutes.  The Manager shall recirculate revised minutes within five days thereafter.  If a member of the Exploration Committee does not provide material comments on draft minutes or revised minutes within ten days then such member shall be deemed to have approved such minutes.

6.11

The Exploration Committee will, without limiting any of its powers as specified elsewhere in this agreement, have the exclusive right, power and authority to:

(a)

approve, modify, or reject or request the revision of, any Scope of Work and Budget proposed during the Exploration Period; and

(b)

approve a form of accounting procedure for all Exploration Costs, such procedure to be consistent with those attached as Schedule G hereto.

6.12

Notwithstanding any other provision of this agreement, in the event Lonmin determines acting reasonably that during the Exploration Period any person or entity, or any group of persons or entities acting jointly or in concert (the “Controlling Group”) cause a change of effective control of PFN or Freegold and Lonmin determines, acting reasonably that the Controlling Group, PFN or Freegold or the successor to PFN or Freegold to this Agreement, as the case may be, is either: (i) not able or willing to adequately perform the role of Operator because of lack of experience, technical expertise, poor management or desire, or (ii) is acting to frustrate this agreement either by its actions or inactions in its role of Operator or the actions or inaction on the part of its nominees to the Exploration Committee, Lonmin shall have the right to become Operator of the JV Property upon 30 days written notice to the Participants.

7.

FEASIBILITY AND DEVELOPMENT PHASE

7.1

If Lonmin determines in its sole discretion that an Indicated Resource has been established on the JV Property, it shall so advise the Exploration Committee in writing giving details of the Indicated Resource and the date such notice is given shall be the Notification Date for the purposes of this agreement (the “Notification Date”).

(a)

If Lonmin makes a decision with the approval of its board of directors within six months of the Notification Date to commence a Full Feasibility Study it shall immediately send notice of such decision to the Exploration Committee and Lonmin shall be deemed to have earned a 60% Interest pursuant to section 4.3 of this agreement as of the date such notice is sent (the “Feasibility Date”).

(b)

If Lonmin determines in its sole discretion that an Indicated Resource has been established on the JV Property and either (i) Lonmin does not make a decision with the approval of its board of directors within six months of the Notification Date to commence a Full Feasibility Study; or (ii) Lonmin does not complete a Full Feasibility Study which is delivered to the Development Committee prior to the Feasibility Deadline, Lonmin shall be granted a 1.8% Net Smelter Royalty over the JV Property in exchange for its rights and obligations under this agreement.  Lonmin’s right to such Net Smelter Royalty shall survive the termination of this agreement and the Optionors’ obligation to pay such Net Smelter Royalty shall be joint and several.

7.2

The Exploration Period shall end, and the Feasibility and Development Phase shall commence, on the Feasibility Date with respect to the JV Property.  The Feasibility and Development Phase for the JV Property may comprise the following stages each of which may commence at such time as the Development Committee determines:

(a)

preparation of such scoping and pre-feasibility studies and the undertaking of such further exploration as the Development Committee may deem advisable;

(b)

preparation and delivery of a Full Feasibility Study on or prior to the Feasibility Deadline;

(c)

decision whether to undertake the development of a mine; and

(d)

implementation of the development plan for any such mine, including the securing of any required Development Finance.

7.3

During the Feasibility and Development Phase supervision of operations with respect to the JV Property will be the responsibility of the Development Committee appointed pursuant to section 8.1.  The Development Committee shall, when it determines it to be necessary after the commencement of the Feasibility and Development Phase, appoint a Manager for the JV Property, who shall be responsible for implementing all Scope of Works and Budgets approved by the Development Committee.  The Manager may be removed and replaced only by the vote of the Development Committee.  The Participants recognise that a different individual may need to be appointed as Manager once a decision to take the JV Property into feasibility and development is made.  The Optionors recognise the need for continuity in the technical team during the transition from the Exploration Period to the Feasibility and Development Phase and agree with Lonmin to use their reasonable best efforts to provide access to their employees and consultants to the technical team as reasonably required by Lonmin.  The Optionors also agree to allow Lonmin to enter into contractual arrangements with its employees and consultants to provide services to the joint venture on terms which are customary for the service being provided and as approved by the Development Committee.  During the Feasibility and Development Phase Lonmin shall have the option exercisable at any time upon providing 30 days written notice to be the Operator with respect to the JV Property.  Lonmin shall remain Operator until such time as it ceases to have at least a 50% Interest in the JV Property.  Until such time as Lonmin elects to exercise such option, the Operator shall be determined in accordance with the Option Agreement.  The Operator during the Feasibility and Development Phase shall provide administrative and technical services and facilities necessary to support the activities of the Manager in compliance with the directions of the Development Committee and shall act as the contracting party (where necessary) on behalf of the Participants.  The rights and duties of the Development Committee, Manager and Operator during the Development Phase are further specified in sections 7, 8 and 14.

7.4

The Manager of the JV Property will prepare with the assistance of the Operator and submit to the Development Committee an initial Scope of Work and Budget no later than 30 days prior to the commencement of activity during the Feasibility and Development Phase.  With respect to each Fiscal Year following the period covered by the initial Scope of Work and Budget, a Scope of Work and Budget will be prepared and submitted to the Development Committee not less than 120 days prior to the commencement of such Fiscal Year.  At such meeting as the Development Committee considers the Scope of Work and Budget, the Development Committee will also be presented with and consider a forecast for the current Fiscal Year together with an indicative forecast for the next Fiscal Year.

7.5

Feasibility Costs will only be incurred pursuant to a Scope of Work and Budget approved by the Development Committee in accordance with section 8.  Lonmin shall be responsible for funding all such Feasibility Costs.  If the Manager or the Operator believes an amendment to the Scope of Work and Budget is necessary or advisable, the Manager or the Operator, as the case may be, shall immediately notify the Participants and call a meeting of the Development Committee pursuant to section 8.9 to consider such amendment.  Such amendment may be agreed to in writing by the members of the Development Committee pursuant to section 8.5.

7.6

Lonmin will use reasonable commercial efforts to provide Development Finance itself or to arrange Development Finance from third parties, or any combination thereof, in amounts and on terms which are commercially reasonable and customary for projects such as the JV Property.  It is understood that this obligation of Lonmin is not meant to imply that the Development Finance will not bear a cost to the Optionors.  The terms of the Development Finance will be approved by the Development Committee.  In connection with any third party financing Lonmin will provide, if necessary, a pre-completion guarantee (but shall not be obligated to provide performance guarantees) to the providers of the Development Finance on terms which are customary for transactions of a size and nature such as the JV Property provided that such Development Finance shall be non-recoursable to the Optionors although the Optionors’ Interest in the JV Property may be subjected to a security interest.  Nothing herein shall require Lonmin on behalf of itself or the Participants to (i) enter into forward sales, hedging contracts, puts, calls or similar derivative contracts for any reason including in order to obtain Development Finance, or (ii) provide price support or political risk insurance or title insurance in connection with the Development Finance which items under (ii) if provided will be Development Costs. Whether the Development Finance is provided by a third party or by Lonmin, Lonmin shall be entitled to an annual fee equal to 1.25% of the amount of the Development Finance outstanding attributable to PFN or Freegold from time to time, payable by PFN and Freegold quarterly in advance, commencing on the earlier of the closing of the Development Finance or at the time the first funds are advanced.  Lonmin agrees to use its commercially reasonable best efforts to (i) arrange for third party Development Finance which allows 20% of Net Cash Flow to be distributed to the Participants each month provided such arrangements are available on terms which are commercially reasonable and customary for projects such as the JV Property, or (ii) to provide the Development Finance itself on terms which allow 20% of Net Cash Flow to be distributed to the Participants each month provided such arrangements are available elsewhere on terms which are commercially reasonable and customary for projects such as the JV Property.

7.7

Lonmin shall send a notice to Freegold USA and PFN of the terms for the Development Finance which Lonmin has arranged, subject to acceptance as set out in section 7.8.  If all of the Development Finance is to be provided by a third party Lonmin shall deliver not less that two term sheets to PFN and to Freegold USA from third party providers of finance who are experienced and knowledgeable of projects similar to the JV Property together with an indication of which term sheet Lonmin recommends for Development Finance.  If Lonmin is to provide all or part of the Development Finance it shall deliver not less than two term sheets to Freegold USA and PFN from third party providers of finance who are experienced and knowledgeable of projects similar to the JV Property together with the terms of Development Finance which Lonmin will provide and an indication of which term sheet Lonmin recommends for the balance, if any, of the Development Finance to be provided by a third party.  If Lonmin is to provide all or part of the Development Finance itself, Lonmin shall provide its rationale as to why the terms on which it is proposing to provide the Development Finance are, when considered in their totality, no less favourable to PFN and Freegold USA than the terms proposed by the third parties.

7.8

Within 21 days of each Optionor receiving the notice described in section 7.7 of this agreement, each Optionor shall send a notice to Lonmin stating one of the following:

(a)

The terms of the Development Finance as arranged and recommended by Lonmin are acceptable to it and that it will do all things and execute all such documents as may be reasonably required to close such Development Finance within the time period specified in the relevant term sheet.

(b)

The Optionor wishes to transfer its entire Interest to Lonmin for an amount of cash equal to the product of such Optionor’s Interest (expressed as a decimal) multiplied by 2.5 multiplied by the Costs incurred by Lonmin to the date of the notice sent by Lonmin pursuant to section 7.7, in which case both Lonmin and the Optionor must do all things and execute all such documents as may be reasonably required to give timeous effect to such transfer within 30 days.

(c)

The terms, other than those specified in section 7.8(b), on which the Optionor is willing to transfer its entire Interest to Lonmin in which case Lonmin must provide written notice within 21 days of receipt of such notice as to whether it will accept  such terms.  If Lonmin is willing to accept such terms, Lonmin and the Optionor will do all things and execute all such documents as are reasonably required to give timeous effect to such transfer of Interest to Lonmin within 30 days.  If Lonmin indicates that such terms are not acceptable to it, the Optionor shall, within 30 days of receiving the notice from Lonmin described in this section 7.8(c) be entitled to enter into a binding definitive agreement with a third party to transfer its entire Interest to the third party on terms no less favourable to the Optionor than those in the notice.  If the Optionor is unable to enter into such a binding agreement to transfer its Interest within such 30 day period, it must accept the terms of the Development Finance as arranged and recommended by Lonmin.

8.

DEVELOPMENT COMMITTEE

8.1

The Participants will, as soon as is practicable after the commencement of the Feasibility and Development Phase, establish a Development Committee for the JV Property consisting initially of three members and up to three alternate members representing Lonmin and two members and up to two alternate members representing, collectively, the Optionors, unless there is only one Optionor remaining in which case such Optionor shall be entitled to one member and one alternative member on the Development Committee.  At such time as Lonmin has earned an additional 10% Interest in the JV Property in accordance with section 4.3 by delivery of a Full Feasibility Study to the Development Committee pursuant to section 8.11(b), Lonmin shall be entitled to a fourth member on the Development Committee.  A representative of Lonmin will be the chairman of the Development Committee for the JV Property during the Feasibility and Development Phase.  The Development Committee will have the rights, powers and obligations specified in this section 8 and section 7 during the Feasibility and Development Phase.

8.2

A Participant may from time to time revoke in writing the appointment of its member(s) to the Development Committee and appoint in writing another in his place.  A Participant may from time to time in writing appoint one alternate member for a member theretofore appointed by such Participant.  Alternate members may attend meetings of the Development Committee, and in the absence of a member, his alternate may vote and otherwise act in his stead and place.  Whenever any member or alternate member votes or acts, his votes or actions will for all purposes of this agreement be considered the actions of the Participant whom he represents.  The Participants will give written notice to each other from time to time as to names, addresses and telephone numbers of their respective members and alternates on the Development Committee.

8.3

Meetings of the Development Committee will be held as required but in any event not less frequently than every three months.  A meeting of the Development Committee may take place by means of conference telephones or other communication facilities by which means both Participants or their alternates participating in the meeting can hear each other provided the Development Committee meets in person not less than twice per Fiscal Year.  The persons participating in a meeting in accordance with this section will be deemed to be present at the meeting and to have so agreed and will be counted in the quorum therefor and be entitled to speak and vote thereat.

8.4

The Manager and Operator will consult freely with the Development Committee during the Feasibility and Development Phase and the members thereof, and keep them advised of all material developments and results.

8.5

Voting by the Development Committee may be conducted by verbal, written, electronic or facsimile ballot.  A resolution in writing approving a matter to be acted upon by the Development Committee, signed by all the members of the Development Committee or their alternates, is as valid as if it had been passed at a meeting of the Development Committee.  Electronic and facsimile signatures are expressly consented to.

8.6

A quorum of any meeting of the Development Committee will consist of not less than two members, two alternate members or one member and one alternate member, representing both Lonmin and collectively the Optionors.  If a quorum is not present within 120 minutes after the time fixed for holding any such meeting, the meeting will be adjourned to the next following day at the same time and place.  At the adjourned meeting the members or alternate members present in person (which may be only one person) will form a quorum and may transact the business for which the meeting was originally convened.

8.7

Each member of the Development Committee will be entitled to one vote on all decisions of the Development Committee.

8.8

Subject to section 8.12 (b), all decisions of the Development Committee will be by the affirmative vote of a majority of the votes represented by voting members in attendance.  During the Feasibility and Development Phase, in the event of a vote which results in an equal number of votes for a matter and against a matter, the chairman of the Development Committee appointed pursuant to section 8.1 shall have the deciding vote.

8.9

Meetings of the Development Committee may be called by either Participant or the Manager by giving 14 days’ notice to the other Participant.  The Participants may agree to abridge this notice period and any member of the Development Committee attending a meeting called with less than 14 days’ notice shall be deemed to have waived the notice requirement unless such member states that their sole purpose for attending such meeting is to object to the lack of adequate notice.  Notice of any Development Committee meeting will be given at least ten days prior to the date fixed for such meeting, unless otherwise agreed by both Participants.  All meetings will be held at such place as may be determined by the Operator.  The reasonable costs of not more than four representatives of Lonmin and not more than two members in total from the Optionors in preparing for and attending meetings of the Development Committee shall be charged to Development Costs and funded in the manner contemplated by section 7.6.  There will be included with a notice of meeting the proposed agenda and such material and data as may be reasonably required to enable the members of the Development Committee to determine the position they should take in respect of any vote or election to be made at such meeting.  If a Full Feasibility Study is to be considered by the Development Committee then such material shall be provided to the members at least 30 days prior to the meeting.  At such meeting, the Participants may make suggestions for any revisions or amendments to the proposed Full Feasibility Study.  The Manager and the Operator shall give such suggestions due consideration but shall be under no obligation to adopt them into the Full Feasibility Study.

8.10

The Manager and Operator will have the responsibility of preparing and distributing notices and agendas of meetings and keeping records of the proceedings at such meetings and distributing such records to the Non-Operator Participants unless a Non-Operator Participant called such meeting in which case the Non-Operator Participant who called such meeting shall have the responsibility to distribute the notice and the agenda and the Manager shall have the responsibility of keeping records of the proceedings.  Draft minutes of meetings of the Development Committee shall be distributed within five business days after any meeting.  If a member has any material comments or suggested material revisions to the draft minutes they shall be sent to the Manager within ten business days of the receipt of the draft minutes.  The Manager shall recirculate revised minutes within five business days thereafter.  If a member of the Development Committee does not provide material comments on draft minutes or revised minutes within ten days then such member shall be deemed to have approved such minutes.

8.11

During the Feasibility and Development Phase the Development Committee will, without limiting any of its powers as specified elsewhere in this agreement, have the exclusive right, power and authority to:

(a)

approve, modify, or reject or request the revision of any Scope of Work and Budget proposed by the Operator and to request additional information in connection with same;

(b)

receive a completed Full Feasibility Study from Lonmin prior to the Feasibility Deadline;

(c)

receive, approve, modify, reject or request the revision of a Full Feasibility Study;

(d)

approve a form of accounting procedure for all Costs to be charged to the Participants, such procedure to be consistent with those attached as Schedule G attached hereto;

(e)

determine to commence activity associated with any Scope of Work and Budget to develop a mine to Commercial Production, in relation to the JV Property or a portion thereof it being understood that such determination by the Development Committee will be subject to the approval of the board of directors of Lonmin.  Lonmin will seek such approval within 60 days of such decision by the Development Committee; and

(f)

determine to develop a mine to Commercial Production.

8.12

Notwithstanding anything else in this agreement, the approval by the Development Committee of the Full Feasibility Study is subject to the approval of the board of directors of Lonmin.  Lonmin agrees to use its reasonable best efforts to seek such approval within 60 days of the approval by the Development Committee and shall notify the Development Committee of such approval as soon as practical thereafter.

(a)

Notwithstanding anything else in this agreement, a Full Feasibility Study which contemplates average annual production of 50,000 ounces or less of platinum group metals and gold under steady state conditions following the commencement of the Commercial Production shall require the unanimous approval of the Development Committee.  The Participants  will use their reasonable best efforts to reach unanimous consensus on such a Full Feasibility Study, and if the matter is put to a vote and is not so approved, the matter will be voted on again at a meeting of the Development Committee to be held not more than 30 days after the meeting of the Development Committee at which unanimous approval was not achieved.  If unanimous approval is not achieved at such meeting, each Participant shall nominate an executive director who is not a member of the Development Committee and who shall use their reasonable efforts to resolve the matter.  During any such period when a consensus cannot be reached only the Costs essential to keep the JV Property in good standing shall be incurred and all timeframes or deadlines set out in this agreement shall be suspended.

(b)

Any Full Feasibility Study other than a Full Feasibility Study described in section 8.12(b) is subject to approval as described in section 8.8.

8.13

Following the approval by the Development Committee of the Full Feasibility Study, the Development Committee may consider and approve a Scope of Work and Budget and the terms of the Development Finance and make a decision to develop a mine to Commercial Production.  Such approval is subject to the approval of the board of directors of Lonmin and Lonmin will seek such approval within 120 days of such approval by the Development Committee.  Subject to section 8.14, if a Scope of Work and Budget have not been approved or if the activity described in an approved Scope of Work and Budget has not commenced by the date which is four years following the approval by the Development Committee of the Full Feasibility Study, as a result of an act or a failure to act of Lonmin, Lonmin shall prepare an offer to sell its Interest in the JV Property to PFN and Freegold USA, pro rata to their Interest or in such other proportion as PFN and Freegold may agree, for an amount of cash equal to the Costs incurred by Lonmin on the JV Property multiplied by 2.5.  If PFN and Freegold USA both notify Lonmin within 60 days that such terms are acceptable to it, Lonmin shall transfer its Interest in the JV Property, pro rata to their Interest, to PFN and Freegold USA on such terms as were specified in the notice and each Participant shall execute such documents as are reasonably necessary to complete such transfer which must close within 60 days of the acceptance notice being sent by the latter of Freegold USA and PFN.  If only one of PFN or Freegold USA notify Lonmin that such terms are acceptable to it within 60 days then Lonmin shall transfer its entire Interest to such Participant on such terms as were specified in the notice.  If the transfer does not close within 60 days of the acceptance notice being sent by the latter of Freegold USA and PFN, Lonmin may transfer its Interest in the JV Property to a third party on terms not less favourable to Lonmin than those specified in the offer to PFN or Freegold USA.  If Lonmin is unsuccessful in finding a third party buyer on such terms within 60 days, Lonmin shall prepare an offer to sell its Interest to Freegold USA and PFN, pro rata to their Interest or in such other proportion as PFN and Freegold USA may agree, on terms more favourable to PFN and Freegold USA than the original offer.  Freegold and PFN shall have 30 days to determine if they will purchase Lonmin’s Interest on such terms.  If either Freegold or PFN notify Lonmin that they will purchase Lonmin’s Interest on such terms such purchase shall close within 30 days of the latter of such acceptance notices being delivered.  If only one of PFN and Freegold USA send such notice, Lonmin’s entire Interest will be transferred to such Participant and if both PFN and Freegold USA send such notice then Lonmin shall transfer its Interest to PFN and Freegold USA pro rata to their Interest.  If the purchase does not close within 30 days of such acceptance notices being given or if both Freegold USA or PFN determine not to purchase Lonmin’s Interest in the first 30 days, Lonmin may sell its Interest to a third party on terms no less favourable to Lonmin than those described in the revised offer.  If Lonmin is unable to sell its Interest by the date which is one year following the date Lonmin sent a notice to PFN and Freegold USA offering to sell its Interest for the Costs incurred by Lonmin on the JV Property multiplied by 2.5, Lonmin shall receive a 2.5% Net Smelter Royalty over the JV Property in exchange for all its Interest and its other rights and obligations under their agreement.  Lonmin’s right to receive this Net Smelter Royalty shall survive the termination of this Agreement and the Optionors obligation to pay such Net Smelter Royalty shall be joint and several.

8.14

The four year period referred to in section 8.13 shall be temporarily suspended during any period in which the results of the Full Feasibility Study would not reasonably recommend that the JV Property be put into Commercial Production due to changes in anticipated financial performance because the assumptions in the Full Feasibility Study including those relating to interest rates, metal prices and exchange rates used in the Full Feasibility Study were not those prevailing in the market place during such suspended period instead of those actually used.

9.

OPERATING PHASE

9.1

The Participant designated as Operator in accordance with section 7 shall continue to be the Operator of the JV Property after the commencement of Commercial Production and the Development Committee (renamed the Operating Committee) will continue to supervise the operations of the JV Property.  The Operating Committee will appoint a Manager.  The Manager, Operator and Operating Committee will have the powers specified in sections 7, 8, 9 and 14.  Other than as set out in this section 9, the rules regarding meetings of the Operating Committee shall be identical to those set out in section 8.  After the commencement of Commercial Production, all mining operations on the JV Property will be planned and conducted and all estimates, reports and statements will be prepared and made on the basis of an operating year, subject to any revisions and amendments during the Operating Year.  The first operating year will be the period from the commencement of Commercial Production to the next following September 30th, and thereafter each operating year will coincide with the Fiscal Year (an “Operating Year”).

9.2

Prior to the beginning of each Operating Year the Manager with the assistance of the Operator will prepare and deliver to the other Participants (the “Non-Operators”) an operating plan for the ensuing Operating Year (an “Operating Plan”).  The Operating Plan applicable to the first Operating Year will be submitted not later than four months prior to the date estimated by the Manager as the date of commencement of Commercial Production, and the Operating Plan for each subsequent Operating Year will be submitted not later than four months prior to the commencement of the Operating Year to which such Operating Plan relates.  The Operator may propose an amendment to any Operating Plan at any time before or after it has been approved, such amendment to be subject to approval in the same manner as an Operating Plan must be approved as set out in this section 9.  Any amendment to the Operating Plan approved by the Operating Committee will be an Operating Plan from the date of such approval.  Each Operating Plan will contain, with reference to the Operating Year to which it relates, the following:

(a)

a plan of proposed operations including, without limiting the generality of the foregoing, particulars together with the appropriate supporting documents, studies and assessments of any special items such as:

(i)

an Expansion although no Expansion may be proposed as part of an Operating Plan within 12 months following the commencement of Commercial Production without the consent of all the Participants,

(ii)

additional general exploration of the JV Property outside the Area of the Mine which is not contemplated in the Full Feasibility Study,

(iii)

opening and equipping additional operations on the JV Property,

(iv)

a substantial or radical departure from development or mining plans previously followed by the Operator,

(v)

the cost of care and maintenance for any temporary curtailment or cessation of operations, or

(vi)

the cost of any permanent curtailment or cessation of operations;

(b)

a detailed estimate of all monthly Operating Costs plus a reasonable allowance for contingencies;

(c)

an estimate of the quantity of Product to be produced;

(d)

such other facts and figures as may be necessary to give the Non-Operators a reasonably complete picture of the results the Manager and Operator plan to achieve, and the Manager and Operator will promptly supply to the Non-Operators any additional or supplemental information which the Non-Operators may reasonably require in respect of the Operating Plan;

(e)

a forecast for the results of the current Operating Year; and

(f)

an indicative forecast of the annual Operating Costs and results for the next two Operating Years.

9.3

The Non-Operators will have 30 days from receipt of any annual Operating Plan, or a proposed revision or amendment to an approved Operating Plan, within which to consider such Operating Plan, revision or amendment to an Operating Plan, following which a meeting of the Operating Committee will be held to deal with any objections and alternative proposals.  The proposed Operating Plan, or revision or amendment to an Operating Plan, will then be voted on by the Operating Committee.  If either of the Non-Operators object to an Operating Plan, or revision or amendment to an Operating Plan, on the basis of any of the items set out in sections 9.2 it must specify the reasons for the objection and provide any suggested amendments or modifications in writing to the Participants together with all necessary documents to allow the Participants to make a decision, within 25 days of the receipt of the Operating Plan, or revision or amendment to an Operating Plan.  The Operator will have the right to modify the Operating Plan, or revision or amendment to an Operating Plan, as suggested by the Non-Operators.  If a Non-Operator elects or is deemed to elect not to participate in the Operating Plan, or revision or amendment to an Operating Plan, the other Participants may elect to bear such Non-Operator’s Cost Share of the Operating Costs pro rata to their Interests, or on such other basis as they may agree, in which event the Non-Operator will be diluted in accordance with section 11.1(i) and such Non-Operator shall have lost its right to participate in any future Contributing Budget.  If a Non-Operator is entitled to elect to participate and elects to participate in the Operating Plan, the Non-Operator shall bear its Cost Share of the Operating Plan revision or amendment to an Operating Plan.  If the Operator elects not to participate in an Operating Plan, or revision or amendment to an Operating Plan, the Non-Operators may elect to bear, pro rata to their Interest or on such other basis as the Non-Operators may agree, the Operator’s Cost Share of the Operating Costs in which case the Operator will be diluted in accordance with section 11(i) and shall cease to be the Operator.

9.4

Based upon the budget to implement an approved Operating Plan submitted to and approved by the Operating Committee as the same may be revised from time to time the Operator will submit to the Non-Operator on or before the 15th day of each month an estimate of the cash requirements for the next month which will show:

(a)

separately, the estimated cash disbursements which the Participants will be required to make for Operating Costs and any other approved expenditures;

(b)

the extent, if any, to which such disbursements will be satisfied out of cash in the Operating Fund (as hereinafter defined) after allowing for the cash balance to be maintained in the Operating Fund;

(c)

the amounts, if any, which were credited to each Participant in the immediately preceding month;

(d)

the Cost Share of the Operating Costs which each Participant will be required to furnish for such disbursements or, to be advanced by the Operator on behalf of the Non-Operators pursuant to section 10.6; and

(e)

the account into which the required funds are to be deposited.

9.5

Within 10 days after the receipt of each such cash estimate, the Participants will each remit their respective Cost Share required under section 9.4(d) and if one Participant fails to pay all or any part of its Cost Share pursuant to section 9.4(d) (the “Non-Contributing Participant”) the other Participants on a basis pro rata to their Interests, or on such other basis as they may agree (the “Contributing Participants”), will be entitled to pay the unpaid share of that Non-Contributing Participant.  If the Contributing Participant(s) pay(s) such unpaid share, the Non-Contributing Participant will be diluted in accordance with section 11.1(ii) and the Non-Contributing Participant will have lost its right to pay all or any part of its Cost Share of the remaining part of that annual Operating Plan and any future Contributing Budget.  If there is more than one Non-Contributing Participant, the Contributing Participant shall be entitled to pay the unpaid shares of the Non-Contributing Participants and the Non-Contributing Participants shall be diluted in accordance with section 11.1(ii) and the Non-Contributing Participants shall lose their right to pay all or part of their Cost Share of the remaining part of that annual Operating Plan and any future Contributing Budget.  If a Contributing Participant does not wish to pay its portion of the unpaid Cost Share, the other Contributing Participant may elect to pay the entire unpaid Cost Share of the Non-Contributing Participant.

9.6

Prior to incurring any Operating Costs hereunder or as soon as reasonably practicable thereafter, the Operator will open an account or accounts with bank(s) approved by the Operating Committee for the purpose of establishing and maintaining therein at all times a cash fund (the “Operating Fund”) from which Operating Costs will be paid by the Operator or from which the Operator may be reimbursed for Operating Costs spent by it.

9.7

All money contributed by the Participants will be deposited in the Operating Fund including the sums provided for in section 9.4.  The total amount of deposits in the Operating Fund, regardless of the source thereof, will be equal to the estimated gross Operating Costs of the Operator for the then current and next succeeding month as estimated in the Operating Plan then in effect.

9.8

The Manager and the Operator will establish and administer the Contingency Fund to which the Participants will be obligated to contribute in accordance with their respective Interests and as specified in the approved Scope of Works and Operating Plan, in and as Operating Costs.  Contingency Fund monies, if any, will be invested and re-invested by the Operator in such liquid investments as the Operating Committee may from time to time authorize.  To the extent possible under then existing tax laws, the Contingency Fund will be set up and administered in such a manner as to provide the most beneficial tax treatment to the Participants.

9.9

If the Interest of any Participant is transferred (the “Transferring Participant”) pursuant to section 11, then the Transferring Participant will remain liable for its Cost Share of all Operating Costs chargeable to it as of the date of such transfer (other than any Cost Share which it has not paid but which has led to a recalculation of each Participant’s Interest pursuant to section 11.1) as well as all liabilities and obligations relating to operations conducted on the JV Property, calculated at the time such liabilities and obligations arose.  If the Non-Transferring Participants require it to do so, the Transferring Participant will secure to the satisfaction of the Non-Transferring Participant with the greatest Interest its Cost Share of the costs of reclamation of the surface lands to the JV Property and other environmental rehabilitation as may be required, such Cost Share to be determined on the basis of the Interest the Transferring Participant had at the time the events giving rise to such liabilities occurred.  For the avoidance of doubt, a Participant's share of the Development Finance at any time shall be equal to its Interest in the JV Property from time to time.

9.10

If the Net Cash Flow for any month is positive such Net Cash Flow will be dedicated as follows:

(i)

firstly, to make the required payments of principal, interest, fees and other costs associated with the Development Finance including the fees payable to Lonmin pursuant to section 7.6 of this agreement;

(ii)

secondly, to make any payments in arrears in connection with the item (i) above;

(iii)

thirdly, with respect to a Participant’s pro rata share of the Net Cash Flow, to satisfy that Participant’s obligations to the other Participants under this agreement;

(iv)

fourthly, to satisfy each Participant’s obligations under section 9.5 of this agreement for the next month;

(v)

fifthly, to satisfy the Operating Fund requirements set out in section 9.7;

(vi)

sixthly, to make the payments described in section 14.4; and

(vii)

lastly, to be distributed to the Participants pro rata to the Participant’s Interest in the JV Property.

9.11

If the Net Cash Flow for any month is negative, each Participant must contribute its Cost Share of such shortfall together with its Cost Share of any required payments of interest, fees and other costs associated with the Development Finance, including the fees payable to Lonmin pursuant to section 7.6 of this Agreement.  If a Participant fails to make such a contribution within 30 days, it will be diluted in accordance with section 11.1(ii) and shall lose its future right to contribute its Cost Share under this section 9.11, and to any future Contributing Budget.

9.12

If the Net Cash Flow for any month is negative during the first 12 months following the commencement of Commercial Production, Lonmin shall provide, at an Optionor’s written request, funds for that month on a loan basis to such Optionor for the purpose of allowing such Participant to contribute that Optionor’s Cost Share of the shortfall described in section 9.11.  Notwithstanding anything else in this section 9.12, Lonmin shall be under no obligation to provide such funds to the Optionor more than twice in such 12 month period.  The principal amount of the advance plus interest at a rate equal to LIBOR plus1.50% shall be repayable on or prior to the date which is 90 days following such advance.  If an Optionor is in default of such repayment obligation its Interest shall be adjusted in accordance with section 11.1(ii) and such Optionor shall lose its right to contribute its Cost Share under section 9.11 and to any future Contributing Budget.

10.

PARTICIPANTS CONTRIBUTIONS TO PROGRAMS

10.1

Within ten days of the approval by the Operating Committee of a Contributing Budget each Participant will give written notice to the other Participants stating whether or not it elects to contribute its Cost Share of such Contributing Budget.  Failure to give notice pursuant to this section within such ten day period will be deemed to be an election by a Participant not to contribute its Cost Share of such Contributing Budget.

10.2

If one Participant (in this subsection, the “Non-Contributing Participant”) does not elect within 10 days of the election or deemed election described in section 10.1 to contribute its Cost Share of a Contributing Budget approved by the Operating Committee pursuant to section 10.1 then the other Participants (in this subsection, the “Contributing Participants”), may within 10 days of the election or deemed election in section 10.1 contribute their pro rata Cost Share which would have been incurred under or pursuant to such Contributing Budget by the Non-Contributing Participant, in addition to their own Cost Share, and thereafter the Contributing Budget will proceed.  If both Contributing Participants elect to contribute the Non-Contributing Participant’s Cost Share of a Contributing Budget, then such contribution shall be pro rata to their Interest, and if only one of the Contributing Participants make such election it shall contribute all of the Cost Share of the Non-Contributing Participant.  No Contributing Budget which is not fully subscribed will proceed.  If the Non-Contributing Participant does not elect to contribute its Cost Share of a Contributing Budget, the Interests of the Participants will thereafter be adjusted pursuant to section 11.1(i) and the Non-Contributing Participant shall lose its right to participate in any future Contributing Budget.

10.3

An election to fund a Contributing Budget will make a Participant liable to pay its Cost Share of all of the Costs actually incurred under or pursuant to such Contributing Budget, including Overruns.

10.4

If it appears to the Manager acting reasonably that Costs for any given month or period will exceed by greater than 10% those estimated under a Scope of Work and Budget, the Manager will immediately call a meeting of the Joint Venture Technical Committee and give written notice to the Participants outlining the nature and estimated amount of the Overruns and the amount and timing of required additional Costs to be paid by the Participants together with the estimated effect on Net Cash Flow.  The Joint Venture Technical Committee will meet within seven days of such notice to consider any remedial action to limit the Overruns or approve the Overruns.

10.5

If a Participant has elected not to contribute its Cost Share of a Contributing Budget pursuant to section 10.1 (in this subsection, the “Non-Contributing Participant”) then within 30 days after the conclusion of the period covered by the Scope of Work and Budget the Manager shall report the total amount of Operating Costs incurred for such Scope of Work and Budget.  If less than 80% of the Costs specified in a Scope of Work and Budget were expended, the Non-Contributing Participant may notify in writing the Contributing Participant or Participants within 15 days of receipt of the notification of the total amount of the Operating Costs incurred of its election to reimburse the Contributing Participant or Participants for their pro rata share of 120% of the Non-Contributing Participant’s Cost Share of the Operating Costs expended in order to maintain the Interest it had in the JV Property prior to being diluted as a result of its failure to contribute its Cost Share of such Scope of Work and Budget.  The Non-Contributing Participant shall deliver such amount to the Contributing Participant or Participants, pro rata, with such notice.  All recalculations under this section 10.5 shall be effective as of the first day of the applicable Scope of Work and Budget.  The Operator on behalf of the Participants shall make such reimbursements, reallocations, contributions and other adjustments as are necessary so that each Participant will be placed in the same position had it originally paid its Cost Share of the applicable Scope of Work and Budget.  For the purposes of future calculations under section 11, the Non-Contributing Participant will be deemed to have contributed its Cost Share of the relevant Scope of Work and Budget.

10.6

Notwithstanding section 10.4, in case of emergency, the Operator may make any expenditures and take any actions it deems necessary to safeguard life, property and the environment, to protect the JV Property (or part thereof) or to comply with law or government regulation.  The Operator may also make reasonable expenditures for unexpected events which are beyond its reasonable control and which do not result from a breach by it of its standard of care.  To the extent possible, the Operator will use the Operating Fund to cover such expenditures.  The Operator will, as promptly as possible, report the emergency or unexpected event and the amounts expended or proposed to be expended by it to the other Participants.  The other Participants will, within 30 days of a request therefor by such a Participant, pay to the Operator, or the Operating Fund if expenditures were made from the Operating Fund, its Cost Share (calculated as at the time such expenditures were incurred) of such emergency or unexpected expenditures (all of which will be deemed to be Costs) or have its Interest diluted in accordance with section 11.1 (i).

11.

ADJUSTMENT OF INTERESTS

11.1

The level of the respective Interests of the Participants in the JV Property will be as determined by section 4 of this agreement and the Option Agreement so long as each Participant contributes its Cost Share of every Contributing Budget as set out in sections 9 and 10.  At any time and from time to time after a Participant (the “Non-Contributing Participant”) has elected or is deemed to have elected not to contribute its Cost Share of a Contributing Budget pursuant to section 10.1 or 10.6 the percentage level of such Participant’s Interest in the JV Property will be calculated in accordance with section 11.1(i).  If a Participant fails to remit its Cost Share of the monthly cash requirements of a Contributing Budget in which it elected to participate in accordance with section 9.5 the percentage level such Participant’s Interest in the JV Property will be calculated in accordance with section 11.1(ii).

(i)

NPI =

A + B + C             X 100

D + E + F

(ii)

NPI =

A + B + C

         X 100

D + E + (3xF)

Where:

NPI =

Non-Contributing Participant’s Interest in the JV Property after each calculation

A =

The expenditures deemed to be incurred by the Non-Contributing Participant in respect of the Exploration Costs, Feasibility Costs and Development Costs expended on the JV Property.

B =

The expenditures incurred by the Non-Contributing Participant in connection with the JV Property in funding all Contributing Budgets other than the current Contributing Budget under which the Non-Contributing Participant’s Interest is being diluted.

C =

The expenditures incurred by the Non-Contributing Participant in connection with the JV Property in funding the current Contributing Budget under which the Non-Contributing Participant’s Interest is being diluted.

D =

The total Exploration Costs, Feasibility Costs and Development Costs incurred by the Participants in connection with the JV Property.

E =

The total expenditures incurred by the Participants in connection with the JV Property in funding all Contributing Budgets other than the current Contributing Budget under which the Non-Contributing Participant’s Interest is being diluted.

F =

The total expenditures incurred by the Participants in connection with the JV Property in funding the current Contributing Budget under which the Non-Contributing Participant’s Interest is being diluted.

(iii)

If each Contributing Participant elects to bear the Cost Share of the Operating Costs of the Non-Contributing Participant, they shall have their collective Interest in the JV Property increased by an amount equal to the percentage by which the Non-Contributing Participant’s Interest decreased by virtue of section 11.1(i) or (ii) as applicable. The individual increase of each Contributing Participants’ Interest shall be pro rata to its contribution to the Cost Share of the Non-Contributing Participant.

(iv)

If only one Contributing Participant elects to bear Cost Share of the Operating Costs of the Non-Contributing Participant, it shall have its Interest increased by an amount equal to the percentage by which the Non-Contributing Participant’s Interest decreased and the other Contributing Participant’s Interest will remain unchanged.

(v)

If there are two Non-Contributing Participants  and the Contributing Participant elects to contribute the Cost Share of the Non-Contributing Participants, the Contributing Participant shall have its Interest increased by an amount equal to the percentage by which the Non-Contributing Participants’ Interest collectively decreased.

(vi)

For the purposes of this section Lonmin will be deemed to have spent 70% of all Exploration Costs, Feasibility Costs and Development Costs up to the commencement of Commercial Production, Freegold USA will be deemed to have spent 15% of all Exploration Costs, Feasibility Costs and Development Costs up to the commencement of Commercial Production and PFN will be deemed to have spent 15% of all Exploration Costs, Feasibility Costs and Development Costs up to the commencement of Commercial Production.

11.2

If as a result of an adjustment pursuant to section 11.1 or for any other reason, the Interest of a Participant is reduced to 5% or less (the “Diluted Participant”), the Diluted Participant will forfeit its Interest to the Remaining Participants (the “Remaining Participants”), pro rata to the Remaining Participants’ Interest, for no compensation and shall cease to be a Participant. Upon such transfer, the Diluted Participant will forthwith execute and deliver to the Remaining Participants all such documents as may, in the opinion of counsel for the Remaining Participants, be necessary to transfer to the Remaining Participants all Interest of the Diluted Participant in the JV Property.

11.3

Any reduction or forfeiture of a Diluted Participant’s Interest shall not relieve that Diluted Participant of its share of any liability, whether it accrues before or after such reduction or forfeiture, arising out of operations conducted prior thereto.  For the purposes of the foregoing, such Diluted Participant’s share of such liability will be equal to its Interest at the time such liability was incurred.  The increased Interest accruing to the Remaining Participant as a result of the reduction of the Diluted Participant’s Interest shall be free of royalties, liens or other encumbrances arising through the Diluted Participant, other than those existing at the time the JV Property was acquired or those associated with Development Finance or those to which both Participants have given their written consent.

(a)

For the avoidance of doubt, a Participant’s share of the Development Finance at any time shall be equal to its Interest in the JV Property from time to time.

(b)

An adjustment to an Interest need not be evidenced during the term of this agreement by the execution and recording of appropriate instruments, but each Participant’s Interest will be shown in the books of the Operator.  However, any Participant, at any time upon the request of another Participant, will execute and acknowledge instruments necessary to evidence such adjustment in form sufficient for recording in the jurisdiction where the Property is located.

11.4

If a Participant is to receive a Net Smelter Royalty pursuant to this Agreement or to receive cash for its Interest, the other Participants shall be permitted to off-set such payments against any money owing or owed under this Agreement.

12.

DISPOSITION OF PRODUCTION

12.1

The Operator shall, as agent and for the account and at the expense and risk of the Participants, sell all Product from the JV Property.  The Operator shall be entitled to deduct, without duplication, from the sale proceeds all costs of or related to stockpiling or marketing such Product including, without limitation, transportation, storage, processing fees, commissions, and discounts.  Proceeds from the sale by the Operator of Product pursuant to this section will be calculated at the end of each calendar month and will be paid monthly within 21 days after the end of each such calendar month following payment by each Participant of its respective Cost Share of Operating Costs outstanding as at the end of that calendar month.

12.2

Notwithstanding anything else contained in this section, Lonmin shall have the right to purchase all or any portion of the Product sold under section 12.1 on the terms established pursuant to Schedule F attached hereto.  Notwithstanding anything else in this agreement, Lonmin may transfer, carry, mortgage, assign, grant an option in respect of or grant a right to purchase or in any manner transfer a licence to or agree to transfer or alienate its rights under this section 12.2.  Lonmin's rights under a definitive offtake arrangement entered into pursuant to section 2 of Schedule F shall survive termination of this agreement and shall be enforceable by Lonmin whether or not it has an Interest in the JV Property, provided that if Lonmin has no Interest in the JV Property it shall not have the right to renew the definitive offtake agreement as provided for in section 2.3 of Schedule F.

13.

AUDIT

13.1

The Operator’s records relating to the joint venture will be audited annually at the end of the Fiscal Year by an independent firm of chartered accountants appointed by the Joint Venture Technical Committee in accordance with U.S. generally accepted accounting procedures and upon completion of such audit:

(a)

any adjustments required by such audit will be made forthwith;

(b)

a copy of the audited statements will be delivered to the Participants within 30 days of the end of the Fiscal Year, and all such accounts and records will be deemed to be correct and accurate unless questioned by a Participant within 45 days following the delivery of such audited statements; and

(c)

all reasonable information required by any Party to this Agreement in order for such party to prepare its financial reports in accordance with any local laws or requirements to which it is subject shall be provided by the firm of chartered accountants appointed by the Operating Committee to such Participant at the expense of such Party.

(d)

A Participant (the “Auditing Participant”), at reasonable times and upon not less than seven days’ notice to the other Participant, will have the right to inspect, audit and copy the Operator’s accounts and records relating to the joint venture for any Fiscal Year within 15 days from the receipt of the audited accounts for such Fiscal Year at its own expense.  The Auditing Participant will make all reasonable efforts to conduct audits in a manner which will result in a minimum of inconvenience to the Operator.  If the audit by an Auditing Participant is concluded within two months from the end of the Fiscal Year in question and indicates a difference of more than 3% of earnings before interest and tax from the amount determined by the firm of chartered accountants appointed by the Joint Venture Technical Committee, then the accounts will be re-audited by a third independent firm of chartered accountants whose decision will be final.  If the results of the third audit indicate a difference of more than 3% of earnings before interest and tax from the amount determined by the independent firm of chartered accountants appointed by the Joint Venture Technical Committee, then appropriate adjustments to the audited accounts will be made.  Any audit will be at the expense of the Auditing Participant unless an adjustment to the audited accounts is made in accordance with this section in which case the expenses will be borne by the joint venture.

13.2

The Operator shall keep all accounting records in accordance with the procedures set out in Schedule G attached hereto.

14.

AUTHORITY, DUTIES AND OBLIGATIONS OF THE OPERATOR AND MANAGER

14.1

Subject to the control and direction of the relevant Joint Venture Technical Committee, the Manager of the JV Property will have full authority to do everything necessary or desirable in accordance with good mining practice in connection with the exploration, development or operation of the JV Property or the applicable part thereof.  Without limiting the generality of the foregoing this authority includes the authority to:

(a)

implement a Scope of Work and Budget approved by the Participants in accordance with this agreement;

(b)

subject to the approval of the Operator, employ and engage such employees, agents, and independent contractors as it may consider necessary or advisable to carry out its duties and obligations hereunder and in this connection to delegate any of its powers and rights to perform its duties and obligations hereunder;

(c)

after giving notice to the Participants, prosecute or defend all litigation arising out of operations conducted hereunder, but the Manager will not incur legal expenses in excess of $10,000 in the Exploration Period, $100,000 in the Feasibility and Development Phase or $200,000 after the commencement of Commercial Production or settle any lawsuit, claim or demand involving an aggregate amount or value exceeding $10,000 in the Exploration Period, $100,000 in the Feasibility and Development Phase or $1 million after the commencement of Commercial Production without the approval of the Non-Operators, and the Non-Operators may join in the prosecution or defence of such litigation at their expense.

14.2

The Manager will have such duties and obligations as the relevant Joint Venture Technical Committee may from time to time determine including, without limiting the generality of the foregoing, the following duties and obligations:

(a)

to implement applicable Scope of Works and Budgets;

(b)

to manage, direct and control all exploration, development and production operations in, on and under the JV Property, in a prudent and workmanlike manner, and in compliance with all applicable laws, rules, orders and regulations of the State of Alaska and the applicable federal laws of the United States of America;

(c)

to prepare and deliver to each of the members of the relevant Joint Venture Technical Committee:

(i)

within 15 days of the end of each month, written monthly progress reports of the work completed in the last calendar month and results obtained in a form acceptable to the Joint Venture Technical Committee which shall include all management accounts,

(ii)

comprehensive annual reports in form acceptable to Lonmin on or before the day which is 30 days following the end of the Fiscal Year covering the activities hereunder and results obtained during the Fiscal Year immediately preceding, accompanied by copies of all data, reports and other information on or with respect to the JV Property not already provided, and

(iii)

during periods of active field work, timely information on any material results obtained, accompanied by copies of all relevant data, reports and other information concerning such results;

(d)

subject to the terms and conditions of this agreement, to keep the JV Property in good standing and free and clear of Encumbrances (except Permitted Encumbrances) arising from operations hereunder (except liens for taxes not yet due, other inchoate liens and liens contested in good faith by either Participant), and to proceed with all diligence to contest or discharge any lien that is filed;

(e)

to account to the Participants for all contributions to Costs and for all insurance recoveries, settlements and other receipts;

(f)

to maintain true and correct books, accounts and records of operations hereunder in accordance with U.S. generally accepted accounting principles, consistently applied and such other information as Lonmin may reasonably request in order to allow it to prepare its financial statements in accordance with its regulatory requirements and to cause to be prepared and delivered to the relevant Joint Venture Technical Committee, as applicable, audited financial statements of the joint venture on or before 30 days following each Fiscal Year;

(g)

to permit each Participant, at its own expense, to inspect, take abstracts from or audit any or all of the records and accounts during normal business hours;

(h)

to obtain and maintain, or cause any contractor engaged hereunder to obtain and maintain, adequate insurance coverage with respect to activities on or with respect to the JV Property, and to provide proof of such insurance coverage to the Participants on request, to reflect the addition of any mortgagee as permitted by this agreement, to prosecute all insurance claims and not to settle or compromise any insurance claims in excess of $10,000 during the Exploration Period, $100,000 during the Feasibility and Development Phase or $1,000,000 after commencement of Commercial Production without the approval of the Participants;

(i)

to permit each Participant or its representatives duly appointed in writing, at its own expense and risk, access to the JV Property, and all data derived from carrying out work hereunder, provided that in exercising such right the Non-Operator will not unreasonably interfere with the activities of the Manager and the Operator and that the Non-Operator and its representatives will defend, indemnify and save harmless the Manager from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of the Non-Operator or its representatives in connection with access to the JV Property, and the records of the Manager under this paragraph (i) including, without limitation, bodily injuries or death or damage to property at any time resulting therefrom;

(j)

to arrange for and maintain workers’ compensation or equivalent coverage for all eligible employees engaged by it in accordance with local statutory requirements; and

(k)

to perform his/her duties and obligations in a manner consistent with good exploration and mining practices.

14.3

The Operator will have such duties and obligations as the relevant Joint Venture Technical Committee may from time to time determine including, without limiting the generality of the foregoing, the following duties and obligations:

(a)

to provide administrative and technical assistance and facilities necessary to support the activities of the Manager in compliance with the directions of the relevant Joint Venture Technical Committee;

(b)

subject to section 4.6, to  hold title to the JV Property in trust for the Participants and take all steps required under this Agreement to maintain the relevant JV Property in good standing under the laws of  the State of Alaska; and

(c)

to transact, undertake and perform all necessary transactions, contracts, employments, purchases, operations, negotiations with third parties and any other matter or thing undertaken on behalf of all the Participants but in the Operator’s name only.

14.4

In order to fairly compensate the Operator for services rendered during the period after the commencement of Commercial Production the Operator shall receive from the joint venture an amount equal to 1.9% of total proceeds received from the sale of the Product derived from the Ore mined from the JV Property (the “Fee”), payable as follows:

(a)

within 20 days after the end of each month the Operator shall submit to the Non-Operator a statement reflecting revenue (turnover) received from the sale of Product during the preceding month and within 20 days the Non-Operators shall pay, pro rata to their respective Interests, to the Operator amounts which together equal the Fee in respect of that month;

(b)

total remuneration payable to the Operator in respect of any Fiscal Year shall be based on an adjusted basis for such Fiscal Year in accordance with the audited financial statements of the joint venture for that year and an appropriate amount shall be paid to or refunded by the Non-Operators, as the case may be, within 14 days of the finalization of the audited financial statements.

15.

SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

15.1

Subject to sections 15.2 each Participant agrees that all information obtained hereunder and the terms of this agreement will be the exclusive property of the Participants and will not be publicly disclosed and this agreement will not be provided to any third party or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction (in which case the Participant being compelled to disclose such information shall give the other Participant reasonable notice), or with the written consent of the other Participant, such consent not to be unreasonably withheld.

15.2

Consent to disclosure of information pursuant to section 15.1 will not be unreasonably withheld where a Participant wishes to disclose any such information to a third party for the purpose of arranging financing for its contributions hereunder or for the purpose of selling its Interest or its rights as contemplated in this agreement, provided that such third party first enters into a written agreement with the other Participants that any such information not theretofore publicly disclosed will be kept confidential and not disclosed to others on terms satisfactory to the other Participants acting reasonably.

16.

LIMITED CHARGING

16.1

Notwithstanding the provisions of sections 17 or 19, but solely following commencement of Commercial Production and repayment of any Development Financing, a Participant may, at any time, mortgage, charge or otherwise encumber the whole or any part of its Interest but only upon the condition that the holder of such encumbrance (the “Chargee”), first enters into a written agreement with the other Participants in a form satisfactory to counsel for such other Participant, binding upon the Chargee, as set out in sections 16.2 and 16.3.

16.2

If the Chargee is not engaged, directly or indirectly, in metal mining or exploration:

(a)

the Chargee may take possession of the encumbering Participant’s Interest subject to the terms of this agreement; and

(b)

any disposition by the Chargee of the encumbering Participant’s Interest will be conducted in accordance with section 17 of this agreement.

16.3

If the Chargee is engaged, directly or indirectly, in metal mining or exploration:

(a)

the Chargee will not enter into possession or institute any proceedings for foreclosure or partition of the encumbering Participant’s Interest and that such encumbrance will be subject to the provisions of this agreement;

(b)

the Chargee’s remedies under the encumbrance will be limited to the sale of the whole (but only of the whole) of the encumbering Participant’s Interest to the other Participants in accordance with section 17, or failing such disposition, at a public auction to be held after 90 days’ prior notice to the other Participants, such sale to be subject to the purchaser entering into a written agreement with the other Participants whereby such purchaser assumes all obligations of the encumbering Participant under the terms of this agreement; and

(c)

if the Interest of any Participant is reduced to zero, the right of such Participant to act as Participant will cease.

17.

RESTRICTIONS ON ALIENATION

17.1

No Participant (the “Transferor”) will, directly or indirectly, transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate or agree to transfer or alienate (all of which are collectively referred to in this section 17 and section 19 as a “Transfer”) any or all of its Interest or its rights under this agreement or the Option Agreement or in the JV Property, except as provided in this section 17.

17.2

No Transfer of a Participant’s Interest in the JV Property or rights under this agreement or the Option Agreement will be effective unless the Transferor has given notice of the Transfer as required by section 17.4, is not in default of any term or provision of this agreement at the time of Transfer and until any proposed assignee, transferee, purchaser, grantee or encumbrancer of such Interest or rights under this agreement (“Transferee”) has executed and delivered to the remaining Participant:

(a)

In the case of the Transfer of all of a Participant’s rights under this agreement or the Option Agreement, an agreement in form and substance satisfactory to counsel for the remaining Participants, related to this agreement or the Option Agreement, as applicable, containing:

(i)

a covenant by such Transferee with the remaining Participants to perform all of the obligations of the Transferor to be performed under this agreement or the Option Agreement, as applicable, in respect of the Interest or rights under this agreement or the Option Agreement as applicable, to be received by the Transferee; and

(ii)

a provision subjecting any further Transfer of such Interest or rights under this agreement or the Option Agreement, as applicable, to the provisions of this section 17, and

(iii)

unless consented to by the remaining Participants (such consent can include reasonable conditions for the protection of the remaining Participants) , the Transferor will remain liable for the performance of all obligations assumed by the Transferee in default of the performance thereof by the Transferee. For greater certainty, any transfer of one Participant’s Interest must include an acknowledgement that the other Participants have an Interest and other rights under this agreement;

(b)

No transfer permitted by this section 17 will relieve the transferor of any liability, whether accruing before or after such Transfer, which arises out of operations conducted prior to such Transfer.

17.3

Any Optionor (in this section called the “Offeror”) intending to Transfer its Interest or its rights under this agreement or the Option Agreement will first give notice to Lonmin of such intention together with the terms and conditions on which the Offeror intends to Transfer its Interest.

17.4

If any Optionor (in this section also called the “Offeror”) receives any offer to Transfer its Interest in the JV Property or its rights under the Option Agreement, which it intends to accept, the Offeror will not accept the same unless and until the Offeror has first offered to Transfer its Interest or its rights under the Option Agreement to Lonmin (in this section called the “Offeree”) on the same terms and conditions as in the offer received and the same has not been accepted by the Offeree in accordance with section 17.6.

17.5

Any communication of an intention to sell pursuant to sections 17.4 or 17.5 (the “Offer” for the purposes of this section 17 only) will be delivered in accordance with section 20 and will:

(a)

set out fully and clearly all of the terms and conditions of any intended Transfer together with confirmation of the cash equivalent of the Offer which the Offerree may pay;

(b)

if it is made pursuant to section 17.4, include a certified copy of the Offer and clearly identify the offering party and include such information as is known by the Offeror about such offering party, and such communication will be deemed to constitute an Offer by the Offeror to the Offeree to Transfer the Offeror’s Interest to the Offeree on the terms and conditions set out in such Offer.

17.6

Any Offer made as contemplated in section 17.5 will be open for acceptance by the Offeree for a period of 50 days from the date of receipt of the Offer by the Offeree.

17.7

If the Offeree accepts the Offer within the required time such acceptance will constitute a binding agreement between the Offeror and the Offeree to Transfer the Interest on the terms and conditions set out in such Offer.

17.8

If the Offeree does not accept the Offer within the required time the Offeror may complete a Transfer of the Interest on exactly the same terms and conditions set out in the Offer and only to the party making the original offer to the Offeror as contemplated in section 17.4, and in any event such Transfer must be completed within 60 days from the expiration of the right of the Offeree to accept such Offer or the Offeror must again comply with the provisions of this section with respect to the Interest.

17.9

While any Offer is outstanding no other Offer may be made until the first mentioned Offer is disposed of and any sale resulting therefrom completed in accordance with the provisions of this section 17.

17.10

In the event of a Transfer of less than all of a Participant’s Interest after which the Transferee retains an Interest, it and its transferee shall be treated as one Participant.

17.11

If the Transfer is the grant of a security interest by mortgage, deed of trust, pledge, lien or other encumbrance of the Interest of a Participant to secure a loan or other indebtedness, such security interest shall be subordinate to the terms of this agreement and the rights and interests of the other Participants hereunder.  Upon any foreclosure or other enforcement of rights in the security interest the acquiring third party shall be deemed to have assumed the position of the encumbering Participant with respect to this agreement and the other Participants, and it shall comply with and be bound by the terms and conditions of this agreement.

17.12

Each Participant agrees that its failure to comply with the restrictions set out in this section 17 would constitute an injury and damage to the other Participants impossible to measure monetarily and, in the event of any such failure the other Participants will, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to injunctive relief restraining or enjoining any Transfer of its Interest or its rights under the Option Agreement save in accordance with the provisions of this section, and a Participant intending to make a Transfer or making a Transfer contrary to the provisions of this section hereby waives any defence it might have in law to such injunctive relief.

17.13

Notwithstanding anything else in this agreement, a Participant may Transfer its Interest, or part thereof, to a wholly-owned subsidiary or a company ultimately controlled by the Participant transferring its Interest (a “Controlled Company”) without the consent of the other Participants but otherwise in compliance with this section 17 provided that the Transferor remains principally liable for the obligations of the Controlled Company under this agreement.  Such Controlled Company must agree in writing to retransfer the Interest to the assignor if it ceases to be a Controlled Company.

17.14

Prior to the commencement of Commercial Production, other than in the circumstances set out in sections 7.1(c), 8.13 or 12.2, if Lonmin intends to Transfer its Interest or receives an offer to Transfer its Interest which it intends to accept, the provisions set out in 17.3 through 17.10 shall apply with Lonmin the “Offeror” and the Optionors each being an Offerree.  If the Offerrees unanimously accept the Offer, they will purchase Lonmin’s Interest pro rata, or on such other proportions as they may agree.  If only one Offerree accepts the Offer, it will purchase all of Lonmin’s Interest on the terms specified in the Offer.

17.15

Following the commencement of Commercial Production, if Lonmin wishes to Transfer all or part of  its Interest, it shall prepare an offer to Transfer to the Optionors which specifies the terms on which Lonmin is willing to Transfer all or part of its Interest.  Each Optionor shall notify Lonmin within 50 days of receipt of such offer as to whether it is willing to purchase a portion of Lonmin’s Interest pro rata to its own Interest , or all of Lonmin’s Interest if the other Optionor is not willing to purchase a portion of Lonmin’s Interest pro rata to its own Interest.  If Lonmin does not receive notice of acceptance to purchase all of its Interest, it may sell its Interest to any third party on terms (when considered in their totality) no less favourable to itself than those specified in its offer provided such sale closes within 90 days of receipt of the notices from the Optionors.  If the Optionors or one Optionor is willing to purchase Lonmin's Interest on the terms specified, each of Lonmin and the Optionors shall do all such things  and execute all such documents as are reasonably necessary to give effect to such Transfer within 60 days.

18.

LIABILITY OF THE OPERATOR AND INDEMNITY

18.1

A Participant who is an Operator will indemnify and save the other Participants harmless from and against any loss, cost, liability, claim, demand, damage, expense, injury and death (including, without limitation, legal fees and disbursements) resulting from fraud, gross negligence or wilful misconduct of the Operator or its directors, officers, employees or agents in conducting operations pursuant to this agreement.

18.2

An Operator will be indemnified by the joint venture, as part of the Costs, from the acts and omissions of the Operator and its directors, officers and agents provided that an Operator will not be indemnified nor held harmless by the other Participants from, and will be liable to the other Participants only for, any loss, cost, liability, claim, demand, damage, expense, injury or death (including, without limitation, legal fees and disbursements) resulting from fraud, gross negligence or wilful misconduct of the Operator or its directors, officers, employees or agents.

18.3

An act or omission of the Operator or its directors, officers, employees or agents done or omitted to be done:

(a)

at the unanimous direction, or within the scope of the unanimous direction, of the relevant Joint Venture Technical Committee; or

(b)

with the unanimous concurrence of the relevant Joint Venture Technical Committee; or

(c)

unilaterally and in good faith by the Operator to protect life or property,

will be deemed not to be gross negligence or wilful misconduct.

18.4

The obligations of the Operator to indemnify and save harmless the other Participants pursuant to section 18 will be in proportion to its Interest as at the date that the loss, cost, liability, claim, demand, damage, expense, injury or death occurred or arose.

18.5

In no case will a Participant be liable to the other Participants or the other Participants be liable to such Participant, whether in contract, tort or otherwise, for special or consequential damages including, without limitation, loss of profits or revenues or the inability to produce or market Ore or Product.

19.

ENCUMBRANCE, PARTITION AND INDEMNIFICATION

19.1

Except as otherwise provided in this Agreement, a Participant will not encumber or permit or suffer to exist any lien, charge or encumbrance on its Interest.

19.2

No Participant will partition or seek partition, whether through order of any court or otherwise, of the JV Property.

19.3

A Participant will not have authority to act for or assume any obligations or liabilities on behalf of the other Participants except such as are specifically authorized pursuant to and in accordance with the terms of this agreement, and each Participant will defend, indemnify and hold harmless the other Participants, and their directors, officers, employees, and agents, from and against any and all losses, expenses, claims, damages, suits and demands whatsoever arising out of any act or any assumption of any obligations by it done or undertaken on behalf of the other Participants other than as provided herein.

20.

NOTICES

20.1

Any notice, direction or other instrument required or permitted to be given under this agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by telegram, telex, telecommunication, facsimile or other similar form of communication, in each case addressed as follows:

(a)

If to PFN at:

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, British Columbia

V6M 2A3

CANADA

Attention: President

Facsimile No.: +1-604-685-6650

(b)

If to Lonmin at:

4 Grosvenor Place,

London,

England SW1X 7YL

Attention: Company Secretary

Facsimile No.: +44-20-7201-6100

(c)

If to Freegold or Freegold USA at:

2303 West 41st Avenue

Vancouver, British Columbia

V6M 2A3

CANADA

Attention: President

Facsimile No.: +1-604-685-6650

20.2

Any notice, direction or other instrument will:

(a)

if delivered, be deemed to have been given and received on the day it was delivered; and

(b)

if sent by telecommunication, facsimile or other similar form of communication, be deemed to have been given and received on the business day following the day it was so sent.

20.3

A party may at any time give to the other parties notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

21.

TERMINATION

21.1

Other than the provisions of this agreement which explicitly survive termination, this agreement will terminate upon the occurrence of the earliest of:

(a)

the written agreement by the Participants to terminate;

(b)

such time as there is only one Participant;

(c)

such time as the notice provided in section 4.7 lapses; and

(d)

upon written notice by Lonmin to the other Participants if the covenant contained in section 2.7 of this agreement is not performed to the satisfaction of Lonmin in its discretion acting reasonably.

21.2

On termination of this agreement, the Participants will remain liable for continuing obligations in respect of the JV Property until final settlement of all accounts and for any liability, whether it accrues before or after termination, if it arises out of operations in respect of the JV Property during the term of the agreement.

21.3

Unless terminated pursuant to section 21.1(b), promptly after termination of this agreement, the Operator will take all action necessary to wind up the activities of this joint venture and all costs and expenses incurred in connection with the termination of this joint venture will be chargeable to this joint venture.  The Assets of this joint venture shall first be paid, applied, or distributed in satisfaction of all liabilities of this joint venture to third parties and then to satisfy any debts, obligations, or liabilities owed to the Participants.  Before distributing any Assets to Participants, the Operator may segregate amounts which, in the Operator’s reasonable judgment, are necessary to discharge continuing obligations or to purchase for the account of Participants, bonds or other securities for the performance of such obligations.  Thereafter, any remaining cash and Assets will be distributed in undivided interests unless otherwise provided herein or otherwise agreed.  Each Participant will have an ongoing obligation to fund its share of any liabilities or obligations (including, without limitation, to fund or contribute to the Contingency Fund).  The share of a Participant's obligation or liability shall be pro rata to its Interest on the date such liability or obligation was caused.

21.4

Unless terminated pursuant to section 21.1(b), on termination of this agreement, the Operator will have the power and authority in respect of the JV Property, subject to control of the relevant Joint Venture Technical Committee, to do all things on behalf of the Participants which are reasonably necessary or convenient to:

(a)

wind-up operations of this joint venture; and

(b)

complete any transaction and satisfy any obligation unfinished or unsatisfied at the time of such termination, if the transaction or obligation arises out of operations prior to such termination.  The Operator will have the power and authority to grant or receive extensions of time or change the method of payment of any already existing liability or obligation, prosecute and defend actions on behalf of the Participants and this joint venture, mortgage Assets, and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or are alleged to have, a common interest or a common liability.

22.

FORCE MAJEURE

22.1

The obligations of a Participant shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including without limitation, labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Participant to grant); acts of God; laws, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private licence, permit or other authorisation; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of Environmental Laws; action or inaction by any federal, provincial or local agency that delays or prevents the issuance or granting of any approval or authorisation required to conduct operations beyond the reasonable expectations of the Participant seeking the approval or authorisation; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot; civil strife, terrorism, insurrection or rebellion; fire, explosion, earthquake; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors’ or subcontractors’ shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by native rights groups, environmental groups, or other similar special interest groups; or any other cause whether similar or dissimilar to the foregoing (an “Intervening Event”).

22.2

A Participant relying on the provisions of section 22.1 will promptly give written notice to the others of the particulars of the Intervening Event and all time limits imposed by this agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from an Intervening Event.

22.3

A Participant relying on the provisions of section 22.1 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this agreement as far as commercially practical, but nothing herein will require such Participant to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this agreement if an Intervening Event renders completion commercially impracticable.  A Participant relying on the provisions of section 22.1 will give written notice to the others as soon as such Intervening Event ceases to exist.

23.

DEFAULT

23.1

Notwithstanding anything in this agreement to the contrary (other than the provisions of this agreement providing for elections to contribute and contributions under sections 9 and 10, for which no notice of default need by given), if any Participant (a “Defaulting Participant”) is in default of any requirement herein set forth the Participant or Participants affected by such default will give written notice to the Defaulting Participant specifying the default and the Defaulting Participant will not lose any rights under this agreement, unless within 30 days after the giving of  the first notice of default by an affected Participant the Defaulting Participant has failed to take reasonable steps to cure the default by the appropriate performance and if the Defaulting Participant fails within such period to take reasonable steps to cure any such default, the affected Participant will be entitled to seek any remedy it may have on account of such default including terminating this agreement and/or seeking the remedies of specific performance, injunction or damages.

24.

GUARANTEE

24.1

Freegold covenants to Lonmin that it will cause Freegold USA to perform its obligations under this agreement and that it will guarantee the performance of Freegold USA's obligations hereunder.  Freegold USA’s and Freegold’s obligations to Lonmin are joint and several.

25.

GENERAL

25.1

The Parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this agreement.

25.2

All references to moneys hereunder will be in U.S. funds and all obligations will be in U.S. funds.  All payments to be made to any Party hereunder may be made by cheque or bank draft mailed or delivered to such Party at its address for notice purposes as provided herein, or deposited for the account of such Party at such bank or banks as such Participant may designate from time to time by notice to the paying Participant.  Said bank or banks will be deemed the agent of the designating Participant for the purpose of receiving, collecting and receipting such payment.

25.3

If any right, power or interest of any Party in any property under this agreement would violate the rule against perpetuities, then such right, power or interest will terminate at the expiration of 20 years after the death of the last survivor of all the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of this agreement.

25.4

Time will be of the essence in the performance of this agreement.

25.5

The headings of the sections of this agreement are for convenience only and do not form a part of this agreement nor are they intended to affect the construction or meaning of anything herein contained or govern the rights and liabilities of the Participants.

25.6

Each Party acknowledges (i) that is has been given the opportunity to consult an independent legal advisor with respect to the matters contained herein; (ii) that it is experienced in matters such as those covered by this agreement; and (iii) it has the requisite expertise and knowledge to assess and understand its rights and obligations hereunder.

25.7

This agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, provided that any Transfer (as defined in section 17) not made in accordance with this agreement will be null and void and of no force or effect.

25.8

This agreement (including the schedules thereto) constitutes the entire agreement between the Parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the Parties with respect to the subject matter herein including, without limitation the confidentiality agreement among Lonmin, Freegold and PFN dated December 10, 2002, and the memorandum of understanding among Lonmin, Freegold, Freegold USA and PFN dated February 4, 2003.  There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

25.9

Any grant or other formal governmental assistance received by a Participant with respect to this joint venture shall be shared by the Participants in the proportion of their respective Interests at the time such grant or financial assistance is received except during any period during which Lonmin has the obligation to fund all Costs when such rights and obligations will be retained by Lonmin.

25.10

This agreement will be governed by and construed according to the laws of British Columbia and the federal laws of Canada applicable therein.

25.11

No Party will make any public statement or issue any press release concerning the transactions contemplated herein without the consent of the other Parties which consent shall not be unreasonably withheld.  The Party making such disclosure will consult with the other Parties prior to making any statement or press release and the Parties will use all reasonable efforts, acting expeditiously and in good faith, to agree upon a text for such statement or release which is satisfactory to each of them within two business days.  If the Parties fail to agree upon such text, the Party making the disclosure will make only such public statement or release as its counsel advises in writing is legally required to be made or is otherwise reasonable in the circumstances.

25.12

This agreement may only be amended by the written agreement of all the Parties hereto and their permitted successors and assigns.

25.13

For the purposes of this agreement, a "day" shall refer to a calendar day and in calculating all time periods the first day of a period is not included and the last day is included.  References to a "business day" shall refer to days on which banks are ordinarily open for business in Alaska, Canada and England.  If a period ends on a day on which the banks are not open for business in Alaska, Canada or England, the period will be deemed to expire on the next calendar day on which banks are open for business in Alaska, Canada and England.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

LONMIN PLC

“Authorized Signatory “

By:

FREEGOLD VENTURES LIMITED

“Harry Barr”

By:

Name:

Title:

FREEGOLD RECOVERY U.S.A., INC.

“Harry Barr”

By:

Name:

Title:

PACIFIC NORTH WEST CAPITAL CORP.

“John Royall”

By:

Name:

Title:

SCHEDULE A

No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
1	MB 1	Federal	Lode	20	70S	87E	30	82439	314	855
2	MB 2	Federal	Lode	20	70S	87E	30	82440	314	857
3	MB 3	Federal	Lode	20	70S	87E	29	82441	314	858
4	MB 4	Federal	Lode	20	70S	87E	30	82442	314	859
5	MB 5	Federal	Lode	20	70S	87E	30	82443	314	860
6	MB 6	Federal	Lode	20	70S	87E	29	82444	314	861
7	MB 7	Federal	Lode	20	70S	87E	19	82445	314	862
8	MB 8	Federal	Lode	20	70S	87E	19	82446	314	863
9	MB 9	Federal	Lode	20	70S	87E	20	82447	314	864
10	MB 10	Federal	Lode	20	70S	87E	19	82448	314	865
11	MB 11	Federal	Lode	20	70S	87E	19	82449	314	866
12	MB 12	Federal	Lode	20	70S	87E	20	82450	314	867
13	MB 13	Federal	Lode	20	70S	87E	19	82451	314	868
14	MB 14	Federal	Lode	20	70S	87E	19	82452	314	869
15	MB 15	Federal	Lode	20	70S	87E	20	82453	314	870
16	MB 16	Federal	Lode	20	70S	87E	19	82454	314	871
17	MB 17	Federal	Lode	20	70S	87E	19	82455	314	872
18	MB 18	Federal	Lode	20	70S	87E	20	82456	314	873
19	MB 19	Federal	Lode	20	70S	87E	19	82457	314	874
20	MB 20	Federal	Lode	20	70S	87E	19	82458	314	875
21	MB 21	Federal	Lode	20	70S	87E	20	82459	314	876
22	MB 22	Federal	Lode	20	70S	87E	19	82460	314	877
23	MB 23	Federal	Lode	20	70S	87E	19	82461	314	878
24	MB 24	Federal	Lode	20	70S	87E	20	82462	314	879
25	MB 25	Federal	Lode	20	70S	87E	19	82463	314	880
26	MB 26	Federal	Lode	20	70S	87E	19	82464	314	881
27	MB 27	Federal	Lode	20	70S	87E	20	82465	314	882
28	MB 28	Federal	Lode	20	70S	87E	20	82466	314	883
29	MB 29	Federal	Lode	20	70S	87E	20	82467	314	884
30	MB 30	Federal	Lode	20	70S	87E	20	82468	314	885
31	MB 31	Federal	Lode	20	70S	87E	19	82469	314	886
32	MB 32	Federal	Lode	20	70S	87E	19	82470	314	887
33	MB 33	Federal	Lode	20	70S	87E	20	82471	314	888
34	MB 34	Federal	Lode	20	70S	87E	20	82472	314	889
35	MB 35	Federal	Lode	20	70S	87E	20	82473	314	890
36	MB 36	Federal	Lode	20	70S	87E	20	82474	314	891
37	MB 37	Federal	Lode	20	70S	87E	20	82475	314	892
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
38	MB 38	Federal	Lode	20	70S	87E	19	82476	314	893
39	MB 39	Federal	Lode	20	70S	87E	20	82477	314	894
40	MB 40	Federal	Lode	20	70S	87E	20	82478	314	895
41	MB 41	Federal	Lode	20	70S	87E	20	82479	314	896
42	MB 42	Federal	Lode	20	70S	87E	20	82480	314	897
43	UB 1	Federal	Lode	20	70S	87E	29	82481	314	898
44	UB 2	Federal	Lode	20	70S	87E	28	82482	314	900
45	UB 3	Federal	Lode	20	70S	87E	28	82483	314	901
46	UB 4	Federal	Lode	20	70S	87E	28	82484	314	902
47	UB 5	Federal	Lode	20	70S	87E	28	82485	314	903
48	UB 6	Federal	Lode	20	70S	87E	29	82486	314	904
49	UB 7	Federal	Lode	20	70S	87E	28	82487	314	905
50	UB 8	Federal	Lode	20	70S	87E	28	82488	314	906
51	UB 9	Federal	Lode	20	70S	87E	28	82489	314	907
52	UB 10	Federal	Lode	20	70S	87E	28	82490	314	908
53	UB 11	Federal	Lode	20	70S	87E	29	82491	314	909
54	UB 12	Federal	Lode	20	70S	87E	28	82492	314	910
55	UB 13	Federal	Lode	20	70S	87E	28	82493	314	911
56	UB 14	Federal	Lode	20	70S	87E	28	82494	314	912
57	UB 15	Federal	Lode	20	70S	87E	28	82495	314	913
58	UB 16	Federal	Lode	20	70S	87E	29	82496	314	914
59	UB 17	Federal	Lode	20	70S	87E	29	82497	314	915
60	UB 18	Federal	Lode	20	70S	87E	28	82498	314	916
61	UB 19	Federal	Lode	20	70S	87E	28	82499	314	917
62	UB 20	Federal	Lode	20	70S	87E	28	82500	314	918
63	UB 21	Federal	Lode	20	70S	87E	28	82501	314	919
64	UB 22	Federal	Lode	20	70S	87E	29	82502	314	920
65	UB 23	Federal	Lode	20	70S	87E	29	82503	314	921
66	UB 24	Federal	Lode	20	70S	87E	28	82504	314	922
67	UB 25	Federal	Lode	20	70S	87E	28	82505	314	923
68	UB 26	Federal	Lode	20	70S	87E	28	82506	314	924
69	UB 27	Federal	Lode	20	70S	87E	28	82507	314	925
70	UB 28	Federal	Lode	20	70S	87E	29	82508	314	926
71	UB 29	Federal	Lode	20	70S	87E	29	82509	314	927
72	UB 30	Federal	Lode	20	70S	87E	28	82510	314	928
73	UB 31	Federal	Lode	20	70S	87E	28	82511	314	929
74	UB 32	Federal	Lode	20	70S	87E	28	82512	314	930
75	UB 33	Federal	Lode	20	70S	87E	28	82513	314	931
76	UB 34	Federal	Lode	20	70S	87E	29	82514	314	932
77	UB 35	Federal	Lode	20	70S	87E	29	82515	314	933
78	UB 36	Federal	Lode	20	70S	87E	28	82516	314	934
79	UB 37	Federal	Lode	20	70S	87E	28	82517	314	935
80	UB 38	Federal	Lode	20	70S	87E	28	82518	314	936
81	UB 39	Federal	Lode	20	70S	87E	28	82519	314	937
82	UB 40	Federal	Lode	20	70S	87E	29	82520	314	938
83	UB 41	Federal	Lode	20	70S	87E	29	82521	314	939
84	UB 42	Federal	Lode	20	70S	87E	28	82522	314	940
85	UB 43	Federal	Lode	20	70S	87E	28	82523	314	941
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
86	UB 44	Federal	Lode	20	70S	87E	28	82524	314	942
87	UB 45	Federal	Lode	20	70S	87E	28	82525	314	943
88	UB 46	Federal	Lode	20	70S	87E	27	82526	314	944
89	UB 47	Federal	Lode	20	70S	87E	27	82527	314	945
90	UB 48	Federal	Lode	20	70S	87E	27	82528	314	946
91	UB 49	Federal	Lode	20	70S	87E	20	82529	314	947
92	UB 50	Federal	Lode	20	70S	87E	20	82530	314	948
93	UB 51	Federal	Lode	20	70S	87E	20	82531	314	949
94	UB 52	Federal	Lode	20	70S	87E	21	82532	314	950
95	UB 53	Federal	Lode	20	70S	87E	21	82533	314	951
96	UB 54	Federal	Lode	20	70S	87E	21	82534	314	952
97	UB 55	Federal	Lode	20	70S	87E	22	82535	314	953
98	UB 56	Federal	Lode	20	70S	87E	22	82536	314	954
99	UB 57	Federal	Lode	20	70S	87E	22	82537	314	955
100	UB 58	Federal	Lode	20	70S	87E	20	82538	314	956
101	UB 59	Federal	Lode	20	70S	87E	20	82539	314	957
102	UB 60	Federal	Lode	20	70S	87E	20	82540	314	958
103	UB 61	Federal	Lode	20	70S	87E	21	82541	314	959
104	UB 62	Federal	Lode	20	70S	87E	21	82542	314	960
105	UB 63	Federal	Lode	20	70S	87E	21	82543	314	961
106	UB 64	Federal	Lode	20	70S	87E	22	82544	314	962
107	UB 65	Federal	Lode	20	70S	87E	22	82545	314	963
108	UB 66	Federal	Lode	20	70S	87E	22	82546	314	964
109	UB 67	Federal	Lode	20	70S	87E	20	82547	314	965
110	UB 68	Federal	Lode	20	70S	87E	20	82548	314	966
111	UB 69	Federal	Lode	20	70S	87E	20	82549	314	967
112	UB 70	Federal	Lode	20	70S	87E	21	82550	314	968
113	UB 71	Federal	Lode	20	70S	87E	21	82551	314	969
114	UB 72	Federal	Lode	20	70S	87E	21	82552	314	970
115	UB 73	Federal	Lode	20	70S	87E	22	82553	314	971
116	UB 74	Federal	Lode	20	70S	87E	22	82554	314	972
117	UB 75	Federal	Lode	20	70S	87E	22	82555	314	973
118	UB 76	Federal	Lode	20	70S	87E	20	82556	314	974
119	UB 77	Federal	Lode	20	70S	87E	20	82557	314	975
120	UB 78	Federal	Lode	20	70S	87E	20	82558	314	976
121	UB 79	Federal	Lode	20	70S	87E	21	82559	314	977
122	UB 80	Federal	Lode	20	70S	87E	21	82560	314	978
123	UB 81	Federal	Lode	20	70S	87E	21	82561	314	979
124	UB 82	Federal	Lode	20	70S	87E	22	82562	314	980
125	UB 83	Federal	Lode	20	70S	87E	22	82563	314	981
126	UB 84	Federal	Lode	20	70S	87E	22	82564	314	982
127	UB 85	Federal	Lode	20	70S	87E	20	82565	314	983
128	UB 86	Federal	Lode	20	70S	87E	20	82566	314	984
129	UB 87	Federal	Lode	20	70S	87E	20	82567	314	985
130	UB 88	Federal	Lode	20	70S	87E	21	82568	314	986
131	UB 89	Federal	Lode	20	70S	87E	21	82569	314	987
132	UB 90	Federal	Lode	20	70S	87E	21	82570	314	988
133	UB 91	Federal	Lode	20	70S	87E	22	82571	314	989
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
134	UB 92	Federal	Lode	20	70S	87E	22	82572	314	990
135	UB 93	Federal	Lode	20	70S	87E	22	82573	314	991
136	UB 94	Federal	Lode	20	70S	87E	20	82574	314	992
137	UB 95	Federal	Lode	20	70S	87E	20	82575	314	993
138	UB 96	Federal	Lode	20	70S	87E	20	82576	314	994
139	UB 97	Federal	Lode	20	70S	87E	21	82577	314	995
140	UB 98	Federal	Lode	20	70S	87E	21	82578	314	996
141	UB 99	Federal	Lode	20	70S	87E	21	82579	314	997
142	UB 100	Federal	Lode	20	70S	87E	22	82580	314	998
143	UB 101	Federal	Lode	20	70S	87E	22	82581	314	999
144	UB 102	Federal	Lode	20	70S	87E	22	82582	315	1
145	UB 103	Federal	Lode	20	70S	87E	22	82583	315	2
146	UB 104	Federal	Lode	20	70S	87E	22	82584	315	3
147	UB 105	Federal	Lode	20	70S	87E	22	82585	315	4
148	UB 106	Federal	Lode	20	70S	87E	27	82719	318	489
149	UB 107	Federal	Lode	20	70S	87E	27	82720	318	490
150	UB 108	Federal	Lode	20	70S	87E	27	82721	318	491
151	UB 109	Federal	Lode	20	70S	87E	27	82722	318	492
152	UB 110	Federal	Lode	20	70S	87E	27	82723	318	493
153	UB 111	Federal	Lode	20	70S	87E	27	82724	318	494
154	UB 112	Federal	Lode	20	70S	87E	27	82725	318	495
155	UB 113	Federal	Lode	20	70S	87E	27	82726	318	496
156	UB 114	Federal	Lode	20	70S	87E	27	82727	318	497
157	UB 115	Federal	Lode	20	70S	87E	27	82728	318	498
158	UB 116	Federal	Lode	20	70S	87E	27	82729	318	499
159	UB 117	Federal	Lode	20	70S	87E	27	82730	318	500
160	UB 118	Federal	Lode	20	70S	87E	27	82731	318	501
161	UB 119	Federal	Lode	20	70S	87E	27	82732	318	502
162	UB 120	Federal	Lode	20	70S	87E	27	82733	318	503
163	UB 121	Federal	Lode	20	70S	87E	27	82734	318	504
164	UB 122	Federal	Lode	20	70S	87E	27	82735	318	505
165	UB 123	Federal	Lode	20	70S	87E	27	82736	318	506
166	UB 124	Federal	Lode	20	70S	87E	27	82737	318	507
167	UB 125	Federal	Lode	20	70S	87E	27	82738	318	509
168	UB 126	Federal	Lode	20	70S	87E	27	82739	318	510
169	QTUBL 1	Federal	Lode	18	70S	87E	21	82988	326	431
170	QTUBL 2	Federal	Lode	18	70S	87E	21	82989	326	434
171	QTUBL 3	Federal	Lode	18	70S	87E	21	82990	326	435
172	QTUBL 4	Federal	Lode	8	70S	87E	21	82991	326	436
173	QTUBL 5	Federal	Lode	18	70S	87E	21	82992	326	437
174	QTUBL 6	Federal	Lode	18	70S	87E	21	82993	326	438
175	QTUBL 7	Federal	Lode	18	70S	87E	21	82994	326	439
176	QTUBL 8	Federal	Lode	18	70S	87E	21	82995	326	440
177	QTUBL 9	Federal	Lode	18	70S	87E	22	82996	326	441
178	QTUBL 10	Federal	Lode	18	70S	87E	21	82997	326	442
179	QTUBL 11	Federal	Lode	18	70S	87E	21	82998	326	443
180	QTUBL 12	Federal	Lode	18	70S	87E	21	82999	326	444
181	QTUBL 13	Federal	Lode	18	70S	87E	21	83000	326	445
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
182	QTUBL 14	Federal	Lode	18	70S	87E	22	83001	326	446
183	QTUBL 15	Federal	Lode	18	70S	87E	16	83002	326	447
184	QTUBL 16	Federal	Lode	18	70S	87E	16	83003	326	448
185	QTUBL 17	Federal	Lode	18	70S	87E	16	83004	326	449
186	QTUBL 18	Federal	Lode	18	70S	87E	16	83005	326	450
187	QTUBL 19	Federal	Lode	18	70S	87E	15	83006	326	451
188	QTUBL 20	Federal	Lode	18	70S	87E	15	83007	326	452
189	QTUBL 21	Federal	Lode	18	70S	87E	16	83008	326	453
190	QTUBL 22	Federal	Lode	18	70S	87E	16	83009	326	454
191	QTUBL 23	Federal	Lode	18	70S	87E	16	83010	326	455
192	QTUBL 24	Federal	Lode	18	70S	87E	16	83011	326	456
193	QTUBL 25	Federal	Lode	18	70S	87E	15	83012	326	457
194	QTUBL 26	Federal	Lode	18	70S	87E	15	83013	326	458
195	QTUBL 27	Federal	Lode	18	70S	87E	16	83014	326	459
196	QTUBL 28	Federal	Lode	18	70S	87E	16	83015	326	460
197	QTUBL 29	Federal	Lode	18	70S	87E	16	83016	326	461
198	QTUBL 30	Federal	Lode	18	70S	87E	16	83017	326	462
199	QTUBL 31	Federal	Lode	18	70S	87E	15	83018	326	463
200	QTUBL 32	Federal	Lode	18	70S	87E	15	83019	326	464
201	QTUBL 33	Federal	Lode	18	70S	87E	16	83020	326	465
202	QTUBL 34	Federal	Lode	18	70S	87E	16	83021	326	466
203	QTUBL 35	Federal	Lode	18	70S	87E	16	83022	326	467
204	QTUBL 36	Federal	Lode	18	70S	87E	16	83023	326	468
205	QTUBL 37	Federal	Lode	18	70S	87E	15	83024	326	469
206	QTUBL 38	Federal	Lode	18	70S	87E	16	83025	326	470
207	QTUBL 39	Federal	Lode	18	70S	87E	16	83026	326	471
208	QTUBL 40	Federal	Lode	18	70S	87E	16	83027	326	472
209	QTUBL 41	Federal	Lode	18	70S	87E	16	83028	326	473
210	QTUBL 42	Federal	Lode	18	70S	87E	15	83029	326	474
211	QTUBL 43	Federal	Lode	20	70S	87E	26	83030	326	475
212	QTUBL 44	Federal	Lode	20	70S	87E	26	83031	326	476
213	QTUBL 45	Federal	Lode	20	70S	87E	26	83032	326	477
214	QTUBL 46	Federal	Lode	20	70S	87E	22	83033	326	478
215	QTUBL 47	Federal	Lode	20	70S	87E	23	83034	326	479
216	QTUBL 48	Federal	Lode	20	70S	87E	23	83035	326	480
217	QTUBL 49	Federal	Lode	20	70S	87E	22	83036	326	481
218	QTUBL 50	Federal	Lode	20	70S	87E	23	83037	326	482
219	QTUBL 51	Federal	Lode	20	70S	87E	23	83038	326	483
220	QTUBL 52	Federal	Lode	20	70S	87E	22	83039	326	484
221	QTUBL 53	Federal	Lode	20	70S	87E	23	83040	326	485
222	QTUBL 54	Federal	Lode	20	70S	87E	23	83041	326	486
223	QTUBL 55	Federal	Lode	20	70S	87E	22	83042	326	487
224	QTUBL 56	Federal	Lode	20	70S	87E	23	83043	326	488
225	QTUBL 57	Federal	Lode	20	70S	87E	23	83044	326	489
226	QTUBL 58	Federal	Lode	20	70S	87E	22	83045	326	490
227	QTUBL 59	Federal	Lode	20	70S	87E	23	83046	326	491
228	QTUBL 60	Federal	Lode	20	70S	87E	23	83047	326	492
229	QTUBL 61	Federal	Lode	20	70S	87E	22	83048	326	493
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
230	QTUBL 62	Federal	Lode	20	70S	87E	23	83049	326	494
231	QTUBL 63	Federal	Lode	20	70S	87E	23	83050	326	495
232	QTUBL 64	Federal	Lode	20	70S	87E	22	83051	326	496
233	QTUBL 65	Federal	Lode	20	70S	87E	23	83052	326	497
234	QTUBL 66	Federal	Lode	20	70S	87E	23	83053	326	498
235	QTUBL 67	Federal	Lode	12	70S	87E	22	83054	326	499
236	QTUBL 68	Federal	Lode	20	70S	87E	22	83055	326	500
237	QTUBL 69	Federal	Lode	20	70S	87E	22	83056	326	501
238	QTUBL 70	Federal	Lode	20	70S	87E	23	83057	326	502
239	QTUBL 71	Federal	Lode	20	70S	87E	23	83058	326	503
240	QTUBL 72	Federal	Lode	12	70S	87E	22	83059	326	504
241	QTUBL 73	Federal	Lode	20	70S	87E	22	83060	326	505
242	QTUBL 74	Federal	Lode	20	70S	87E	22	83061	326	506
243	QTUBL 75	Federal	Lode	20	70S	87E	23	83062	326	507
244	QTUBL 76	Federal	Lode	20	70S	87E	23	83063	326	508
245	QTUBL 77	Federal	Lode	20	70S	86E	26	83064	326	509
246	QTUBL 78	Federal	Lode	20	70S	86E	26	83065	326	510
247	QTUBL 79	Federal	Lode	20	70S	86E	25	83066	326	511
248	QTUBL 80	Federal	Lode	20	70S	86E	25	83067	326	512
249	QTUBL 81	Federal	Lode	20	70S	86E	25	83068	326	513
250	QTUBL 82	Federal	Lode	20	70S	86E	25	83069	326	514
251	QTUBL 83	Federal	Lode	20	70S	87E	30	83070	326	515
252	QTUBL 84	Federal	Lode	20	70S	86E	26	83071	326	516
253	QTUBL 85	Federal	Lode	20	70S	86E	26	83072	326	517
254	QTUBL 86	Federal	Lode	20	70S	86E	25	83073	326	518
255	QTUBL 87	Federal	Lode	20	70S	86E	25	83074	326	519
256	QTUBL 88	Federal	Lode	20	70S	86E	25	83075	326	520
257	QTUBL 89	Federal	Lode	20	70S	86E	25	83076	326	521
258	QTUBL 90	Federal	Lode	20	70S	87E	30	83077	326	522
259	QTUBL 91	Federal	Lode	20	70S	86E	26	83078	326	523
260	QTUBL 92	Federal	Lode	20	70S	86E	26	83079	326	524
261	QTUBL 93	Federal	Lode	20	70S	86E	25	83080	326	525
262	QTUBL 94	Federal	Lode	20	70S	86E	25	83081	326	526
263	QTUBL 95	Federal	Lode	20	70S	86E	25	83082	326	527
264	QTUBL 96	Federal	Lode	20	70S	86E	25	83083	326	528
265	QTUBL 97	Federal	Lode	20	70S	87E	30	83084	326	529
266	QTUBL 98	Federal	Lode	20	70S	86E	26	83085	326	530
267	QTUBL 99	Federal	Lode	20	70S	86E	26	83086	326	531
268	QTUBL 100	Federal	Lode	20	70S	86E	25	83087	326	532
269	QTUBL 101	Federal	Lode	20	70S	86E	25	83088	326	533
270	QTUBL 102	Federal	Lode	20	70S	86E	25	83089	326	534
271	QTUBL 103	Federal	Lode	20	70S	86E	25	83090	326	535
272	QTUBL 104	Federal	Lode	20	70S	87E	30	83091	326	536
273	QTUBL 105	Federal	Lode	20	70S	86E	26	83092	326	537
274	QTUBL 106	Federal	Lode	20	70S	86E	26	83093	326	538
275	QTUBL 107	Federal	Lode	20	70S	86E	25	83094	326	539
276	QTUBL 108	Federal	Lode	20	70S	86E	25	83095	326	540
277	QTUBL 109	Federal	Lode	20	70S	86E	25	83096	326	541
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
278	QTUBL 110	Federal	Lode	20	70S	86E	25	83097	326	542
279	QTUBL 111	Federal	Lode	20	70S	87E	30	83098	326	543
280	QTUBL 112	Federal	Lode	20	70S	86E	25	83099	326	544
281	QTUBL 113	Federal	Lode	20	70S	86E	25	83100	326	545
282	QTUBL 114	Federal	Lode	20	70S	86E	25	83101	326	546
283	QTUBL 115	Federal	Lode	20	70S	86E	25	83102	326	547
284	QTUBL 116	Federal	Lode	20	70S	87E	30	83103	326	548
285	QTUBL 117	Federal	Lode	20	70S	86E	25	83104	326	549
286	QTUBL 118	Federal	Lode	20	70S	86E	25	83105	326	550
287	QTUBL 119	Federal	Lode	20	70S	86E	25	83106	326	551
288	QTUBL 120	Federal	Lode	20	70S	86E	25	83107	326	552
289	QTUBL 121	Federal	Lode	20	70S	87E	30	83108	326	553
290	QTUBL 122	Federal	Lode	20	70S	86E	25	83109	326	554
291	QTUBL 123	Federal	Lode	20	70S	86E	25	83110	326	555
292	QTUBL 124	Federal	Lode	20	70S	86E	25	83111	326	556
293	QTUBL 125	Federal	Lode	20	70S	86E	25	83112	326	557
294	QTUBL 126	Federal	Lode	20	70S	87E	30	83113	326	558
295	QTUBL 127	Federal	Lode	20	70S	86E	23	83114	326	559
296	QTUBL 128	Federal	Lode	20	70S	86E	24	83115	326	560
297	QTUBL 129	Federal	Lode	20	70S	86E	24	83116	326	561
298	QTUBL 130	Federal	Lode	20	70S	86E	24	83117	326	562
299	QTUBL 131	Federal	Lode	20	70S	87E	19	83118	326	563
300	QTUBL 132	Federal	Lode	20	70S	86E	24	83119	326	564
301	QTUBL 133	Federal	Lode	20	70S	86E	24	83120	326	565
302	QTUBL 134	Federal	Lode	20	70S	86E	24	83121	326	566
303	QTUBL 135	Federal	Lode	20	70S	87E	19	83122	326	567
304	QTUBL 137	Federal	Lode	20	70S	86E	24	83124	326	569
305	QTUBL 138	Federal	Lode	20	70S	86E	24	83125	326	570
306	QTUBL 139	Federal	Lode	20	70S	87E	19	83126	326	571
307	QTUBL 141	Federal	Lode	20	70S	86E	24	83128	326	573
308	QTUBL 142	Federal	Lode	20	70S	86E	24	83129	326	574
309	QTUBL 143	Federal	Lode	20	70S	87E	19	83130	326	575
310	QTUBL 145	Federal	Lode	20	70S	86E	24	83132	326	577
311	QTUBL 146	Federal	Lode	20	70S	86E	24	83133	326	578
312	QTUBL 147	Federal	Lode	20	70S	86E	24	83134	326	579
313	QTUBL 148	Federal	Lode	20	70S	87E	19	83135	326	580
314	QTUBL 149	Federal	Lode	20	70S	86E	23	83136	326	581
315	QTUBL 150	Federal	Lode	20	70S	86E	24	83137	326	582
316	QTUBL 151	Federal	Lode	20	70S	86E	24	83138	326	583
317	QTUBL 152	Federal	Lode	20	70S	86E	24	83139	326	584
318	QTUBL 153	Federal	Lode	20	70S	87E	19	83140	326	585
319	QTUBL 154	Federal	Lode	20	70S	86E	23	83141	326	586
320	QTUBL 155	Federal	Lode	20	70S	86E	24	83142	326	587
321	QTUBL 156	Federal	Lode	20	70S	86E	24	83143	326	588
322	QTUBL 157	Federal	Lode	20	70S	86E	24	83144	326	589
323	QTUBL 158	Federal	Lode	20	70S	87E	19	83145	326	590
324	QTUBL 159	Federal	Lode	20	70S	86E	23	83146	326	591
325	QTUBL 160	Federal	Lode	20	70S	86E	24	83147	326	592
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
326	QTUBL 161	Federal	Lode	20	70S	86E	24	83148	326	593
327	QTUBL 162	Federal	Lode	20	70S	86E	24	83149	326	594
328	QTUBL 163	Federal	Lode	20	70S	87E	19	83150	326	595
329	QTUBL 164	Federal	Lode	20	70S	86E	23	83151	326	596
330	QTUBL 165	Federal	Lode	20	70S	86E	24	83152	326	597
331	QTUBL 166	Federal	Lode	20	70S	86E	24	83153	326	598
332	QTUBL 167	Federal	Lode	20	70S	86E	24	83154	326	599
333	QTUBL 168	Federal	Lode	20	70S	87E	19	83155	326	600
334	QTUBL 172	Federal	Lode	20	70S	86E	26	83159	326	604
335	QTUBL 173	Federal	Lode	9	70S	86E	26	83160	326	605
336	QTUBL 169	Federal	Lode	15	70S	86E	23	83156	326	601
337	QTUBL 170	Federal	Lode	20	70S	86E	26	83157	326	602
338	QTUBL 171	Federal	Lode	20	70S	86E	26	83158	326	603
339	QTUBL 175	Federal	Lode	18	70S	86E	23	83162	326	607
340	QTUBL 174	Federal	Lode	1	70S	86E	23	83161	326	606
341	QTUBL 144	Federal	Lode	18	70S	86E	23	83131	326	576
342	QTUBL 179	Federal	Lode	15	70S	86E	23	83166	326	611
343	QTUBL 178	Federal	Lode	9	70S	86E	23	83165	326	610
344	QTUBL 181	Federal	Lode	20	70S	86E	23	83168	326	613
345	QTUBL 180	Federal	Lode	11	70S	86E	23	83167	326	612
346	QTUBL 177	Federal	Lode	3	70S	86E	24	83164	326	609
347	QTUBL 140	Federal	Lode	20	70S	86E	24	83127	326	572
348	QTUBL 136	Federal	Lode	20	70S	86E	24	83123	326	568
349	QTUBL 176	Federal	Lode	1	70S	86E	24	83163	326	608
350	QTUBP 1	Federal	Placer	18	70S	87E	21	82946	326	387
351	QTUBP 2	Federal	Placer	18	70S	87E	21	82947	326	390
352	QTUBP 3	Federal	Placer	18	70S	87E	21	82948	326	391
353	QTUBP 4	Federal	Placer	8	70S	87E	21	82949	326	392
354	QTUBP 5	Federal	Placer	18	70S	87E	21	82950	326	393
355	QTUBP 6	Federal	Placer	18	70S	87E	21	82951	326	394
356	QTUBP 7	Federal	Placer	18	70S	87E	21	82952	326	395
357	QTUBP 8	Federal	Placer	18	70S	87E	21	82953	326	396
358	QTUBP 9	Federal	Placer	18	70S	87E	22	82954	326	397
359	QTUBP 10	Federal	Placer	18	70S	87E	21	82955	326	398
360	QTUBP 11	Federal	Placer	18	70S	87E	21	82956	326	399
361	QTUBP 12	Federal	Placer	18	70S	87E	21	82957	326	400
362	QTUBP 13	Federal	Placer	18	70S	87E	21	82958	326	401
363	QTUBP 14	Federal	Placer	18	70S	87E	22	82959	326	402
364	QTUBP 15	Federal	Placer	18	70S	87E	16	82960	326	403
365	QTUBP 16	Federal	Placer	18	70S	87E	16	82961	326	404
366	QTUBP 17	Federal	Placer	18	70S	87E	16	82962	326	405
367	QTUBP 18	Federal	Placer	18	70S	87E	16	82963	326	406
368	QTUBP 19	Federal	Placer	18	70S	87E	15	82964	326	407
369	QTUBP 20	Federal	Placer	18	70S	87E	15	82965	326	408
370	QTUBP 21	Federal	Placer	18	70S	87E	16	82966	326	409
371	QTUBP 22	Federal	Placer	18	70S	87E	16	82967	326	410
372	QTUBP 23	Federal	Placer	18	70S	87E	16	82968	326	411
373	QTUBP 24	Federal	Placer	18	70S	87E	16	82969	326	412
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
374	QTUBP 25	Federal	Placer	18	70S	87E	15	82970	326	413
375	QTUBP 26	Federal	Placer	18	70S	87E	15	82971	326	414
376	QTUBP 27	Federal	Placer	18	70S	87E	16	82972	326	415
377	QTUBP 28	Federal	Placer	18	70S	87E	16	82973	326	416
378	QTUBP 29	Federal	Placer	18	70S	87E	16	82974	326	417
379	QTUBP 30	Federal	Placer	18	70S	87E	16	82975	326	418
380	QTUBP 31	Federal	Placer	18	70S	87E	15	82976	326	419
381	QTUBP 32	Federal	Placer	18	70S	87E	15	82977	326	420
382	QTUBP 33	Federal	Placer	18	70S	87E	16	82978	326	421
383	QTUBP 34	Federal	Placer	18	70S	87E	16	82979	326	422
384	QTUBP 35	Federal	Placer	18	70S	87E	16	82980	326	423
385	QTUBP 36	Federal	Placer	18	70S	87E	16	82981	326	424
386	QTUBP 37	Federal	Placer	18	70S	87E	15	82982	326	425
387	QTUBP 38	Federal	Placer	18	70S	87E	16	82983	326	426
388	QTUBP 39	Federal	Placer	18	70S	87E	16	82984	326	427
389	QTUBP 40	Federal	Placer	18	70S	87E	16	82985	326	428
390	QTUBP 41	Federal	Placer	18	70S	87E	16	82986	326	429
391	QTUBP 42	Federal	Placer	18	70S	87E	15	82987	326	430
1	QTUBST 1	State	Both	40	70S	86E	14	604428	325	53
2	QTUBST 2	State	Both	40	70S	86E	14	604429	325	55
3	QTUBST 3	State	Both	40	70S	86E	14	604430	325	56
4	QTUBST 4	State	Both	40	70S	86E	14	604431	325	57
5	QTUBST 5	State	Both	40	70S	86E	14	604432	325	58
6	QTUBST 6	State	Both	40	70S	86E	13	604576	329	35

SCHEDULE A2

Additional Claims

claimname	eeww	meridian	twn	rng	sc	quart	record
FGUBL 1	1500	Copper River	70S	87E	30	NW	Ketchikan
FGUBL 2	1500	Copper River	70S	87E	30	NE	Ketchikan
FGUBL 3	1500	Copper River	70S	87E	29	NW	Ketchikan
FGUBL 4	1500	Copper River	70S	87E	30	NW	Ketchikan
FGUBL 5	1500	Copper River	70S	87E	30	NE	Ketchikan
FGUBL 6	1500	Copper River	70S	87E	29	NW	Ketchikan
FGUBL 7	1500	Copper River	70S	87E	30	SW	Ketchikan
FGUBL 8	1500	Copper River	70S	87E	30	SE	Ketchikan
FGUBL 9	1500	Copper River	70S	87E	29	SW	Ketchikan
FGUBL 10	1500	Copper River	70S	87E	30	SW	Ketchikan
FGUBL 11	1500	Copper River	70S	87E	30	SE	Ketchikan
FGUBL 12	1500	Copper River	70S	87E	29	SW	Ketchikan
FGUBL 13	1500	Copper River	70S	87E	29	SW	Ketchikan
FGUBL 14	1500	Copper River	70S	87E	30	SW	Ketchikan
FGUBL 15	1500	Copper River	70S	87E	30	SE	Ketchikan
FGUBL 16	1500	Copper River	70S	87E	29	SW	Ketchikan
FGUBL 17	1500	Copper River	70S	87E	29	SW	Ketchikan
FGUBL 18	1500	Copper River	70S	87E	30	SW	Ketchikan
FGUBL 19	1500	Copper River	70S	87E	30	SE	Ketchikan
FGUBL 20	1500	Copper River	70S	87E	29	SW	Ketchikan
FGUBL 21	1500	Copper River	70S	87E	29	SW	Ketchikan
FGUBL 22	1500	Copper River	70S	86E	35	NW	Ketchikan
FGUBL 23	1500	Copper River	70S	86E	35	NE	Ketchikan
FGUBL 24	1500	Copper River	70S	86E	35	NE	Ketchikan
FGUBL 25	1500	Copper River	70S	86E	36	NW	Ketchikan
FGUBL 26	1500	Copper River	70S	86E	36	NE	Ketchikan
FGUBL 27	1500	Copper River	70S	86E	36	NE	Ketchikan
FGUBL 28	1500	Copper River	70S	87E	31	NW	Ketchikan
FGUBL 29	1500	Copper River	70S	87E	31	NW	Ketchikan
FGUBL 30	1500	Copper River	70S	87E	31	NE	Ketchikan
FGUBL 31	1500	Copper River	70S	87E	32	NW	Ketchikan
FGUBL 32	1500	Copper River	70S	87E	32	NW	Ketchikan
FGUBL 33	350	Copper River	70S	86E	35	NE	Ketchikan
FGUBL 34	1500	Copper River	70S	86E	35	NE	Ketchikan
FGUBL 35	1500	Copper River	70S	86E	35	NE	Ketchikan
FGUBL 36	1500	Copper River	70S	86E	36	NW	Ketchikan
FGUBL 37	1500	Copper River	70S	86E	36	NE	Ketchikan
FGUBL 38	1500	Copper River	70S	86E	36	NE	Ketchikan
FGUBL 39	1500	Copper River	70S	87E	31	NW	Ketchikan
FGUBL 40	1500	Copper River	70S	87E	31	NW	Ketchikan
FGUBL 41	1500	Copper River	70S	87E	31	NE	Ketchikan
FGUBL 42	1500	Copper River	70S	87E	32	NW	Ketchikan
FGUBL 43	1500	Copper River	70S	87E	32	NW	Ketchikan
FGUBL 44	1500	Copper River	70S	86E	35	NE	Ketchikan
FGUBL 45	1500	Copper River	70S	86E	35	NE	Ketchikan
FGUBL 46	1500	Copper River	70S	86E	36	NW	Ketchikan
FGUBL 47	1500	Copper River	70S	86E	36	NE	Ketchikan
FGUBL 48	1500	Copper River	70S	86E	36	NE	Ketchikan
FGUBL 49	1500	Copper River	70S	87E	31	NW	Ketchikan
FGUBL 50	1500	Copper River	70S	87E	31	NW	Ketchikan
FGUBL 51	1500	Copper River	70S	87E	31	NE	Ketchikan
FGUBL 52	1500	Copper River	70S	87E	32	NW	Ketchikan
FGUBL 53	1500	Copper River	70S	87E	32	NW	Ketchikan
FGUBL 54	1500	Copper River	70S	86E	35	NW	Ketchikan
FGUBL 55	1500	Copper River	70S	86E	35	NE	Ketchikan
FGUBL 56	1500	Copper River	70S	86E	35	NE	Ketchikan
FGUBL 57	1500	Copper River	70S	86E	36	NW	Ketchikan
FGUBL 58	1500	Copper River	70S	86E	36	NE	Ketchikan
FGUBL 59	1500	Copper River	70S	86E	36	NE	Ketchikan
FGUBL 60	1500	Copper River	70S	87E	31	NW	Ketchikan
FGUBL 61	1500	Copper River	70S	87E	31	NW	Ketchikan
FGUBL 62	1500	Copper River	70S	87E	31	NE	Ketchikan
FGUBL 63	1500	Copper River	70S	87E	32	NW	Ketchikan
FGUBL 64	1500	Copper River	70S	87E	32	NW	Ketchikan
FGUBL 65	1500	Copper River	70S	86E	35	NW	Ketchikan
FGUBL 66	1500	Copper River	70S	86E	35	NE	Ketchikan
FGUBL 67	1500	Copper River	70S	86E	35	NE	Ketchikan
FGUBL 68	1500	Copper River	70S	86E	36	NW	Ketchikan
FGUBL 69	1500	Copper River	70S	86E	36	NE	Ketchikan
FGUBL 70	1500	Copper River	70S	86E	36	NE	Ketchikan
FGUBL 71	1500	Copper River	70S	87E	31	NW	Ketchikan
FGUBL 72	1500	Copper River	70S	87E	31	NW	Ketchikan
FGUBL 73	1500	Copper River	70S	87E	31	NE	Ketchikan
FGUBL 74	1500	Copper River	70S	87E	32	NW	Ketchikan
FGUBL 75	1500	Copper River	70S	87E	32	NW	Ketchikan
FGUBL 76	1500	Copper River	70S	86E	35	SW	Ketchikan
FGUBL 77	1500	Copper River	70S	86E	35	SE	Ketchikan
FGUBL 78	1500	Copper River	70S	86E	35	SE	Ketchikan
FGUBL 79	1500	Copper River	70S	86E	36	SW	Ketchikan
FGUBL 80	1500	Copper River	70S	86E	36	SE	Ketchikan
FGUBL 81	1500	Copper River	70S	86E	36	SE	Ketchikan
FGUBL 82	1500	Copper River	70S	87E	31	SW	Ketchikan
FGUBL 83	1500	Copper River	70S	87E	31	SW	Ketchikan
FGUBL 84	1500	Copper River	70S	87E	31	SE	Ketchikan
FGUBL 85	1500	Copper River	70S	87E	32	SW	Ketchikan
FGUBL 86	1500	Copper River	70S	87E	32	SW	Ketchikan
FGUBL 87	1500	Copper River	70S	86E	35	SW	Ketchikan
FGUBL 88	1500	Copper River	70S	86E	35	SE	Ketchikan
FGUBL 89	1500	Copper River	70S	86E	35	SE	Ketchikan
FGUBL 90	1500	Copper River	70S	86E	36	SW	Ketchikan
FGUBL 91	1500	Copper River	70S	86E	36	SE	Ketchikan
FGUBL 92	1500	Copper River	70S	86E	36	SE	Ketchikan
FGUBL 93	1500	Copper River	70S	87E	31	SW	Ketchikan
FGUBL 94	1500	Copper River	70S	87E	31	SW	Ketchikan
FGUBL 95	1500	Copper River	70S	87E	31	SE	Ketchikan
FGUBL 96	1500	Copper River	70S	87E	32	SW	Ketchikan
FGUBL 97	1500	Copper River	70S	87E	32	SW	Ketchikan
FGUBL 98	1500	Copper River	70S	86E	35	SW	Ketchikan
FGUBL 99	1500	Copper River	70S	86E	35	SE	Ketchikan
FGUBL 100	1500	Copper River	70S	86E	35	SE	Ketchikan
FGUBL 101	1500	Copper River	70S	86E	36	SW	Ketchikan
FGUBL 102	1500	Copper River	70S	86E	36	SE	Ketchikan
FGUBL 103	1500	Copper River	70S	86E	36	SE	Ketchikan
FGUBL 104	1500	Copper River	70S	87E	31	SW	Ketchikan
FGUBL 105	1500	Copper River	70S	87E	31	SW	Ketchikan
FGUBL 106	1500	Copper River	70S	87E	31	SE	Ketchikan
FGUBL 107	1500	Copper River	70S	87E	32	SW	Ketchikan
FGUBL 108	1500	Copper River	70S	87E	32	SW	Ketchikan
FGUBL 109	1500	Copper River	70S	86E	35	SE	Ketchikan
FGUBL 110	1500	Copper River	70S	86E	35	SE	Ketchikan
FGUBL 111	1500	Copper River	70S	86E	36	SW	Ketchikan
FGUBL 112	1500	Copper River	70S	86E	36	SE	Ketchikan
FGUBL 113	1500	Copper River	70S	86E	36	SE	Ketchikan
FGUBL 114	1500	Copper River	70S	87E	31	SW	Ketchikan
FGUBL 115	1500	Copper River	70S	87E	31	SW	Ketchikan
FGUBL 116	1500	Copper River	70S	87E	31	SE	Ketchikan
FGUBL 117	1500	Copper River	70S	87E	32	SW	Ketchikan
FGUBL 118	1500	Copper River	70S	87E	32	SW	Ketchikan
FGUBL 119	1500	Copper River	70S	87E	23	SE	Ketchikan
FGUBL 120	1500	Copper River	70S	87E	23	SE	Ketchikan
FGUBL 121	1500	Copper River	70S	87E	26	NE	Ketchikan
FGUBL 122	1500	Copper River	70S	87E	27	NE	Ketchikan
FGUBL 123	1500	Copper River	70S	87E	26	NW	Ketchikan
FGUBL 124	1500	Copper River	70S	87E	26	NW	Ketchikan
FGUBL 125	1500	Copper River	70S	87E	26	NE	Ketchikan
FGUBL 126	1500	Copper River	70S	87E	27	NE	Ketchikan
FGUBL 127	1500	Copper River	70S	87E	26	NW	Ketchikan
FGUBL 128	1500	Copper River	70S	87E	26	NW	Ketchikan
FGUBL 129	1500	Copper River	70S	87E	26	NE	Ketchikan
FGUBL 130	1500	Copper River	70S	87E	27	NE	Ketchikan
FGUBL 131	1500	Copper River	70S	87E	26	NW	Ketchikan
FGUBL 132	1500	Copper River	70S	87E	26	NW	Ketchikan
FGUBL 133	1500	Copper River	70S	87E	26	NE	Ketchikan
FGUBL 134	1500	Copper River	70S	87E	27	SE	Ketchikan
FGUBL 135	1500	Copper River	70S	87E	26	SW	Ketchikan
FGUBL 136	1500	Copper River	70S	87E	26	SW	Ketchikan
FGUBL 137	1500	Copper River	70S	87E	26	SE	Ketchikan
FGUBL 138	1500	Copper River	70S	87E	27	SE	Ketchikan
FGUBL 139	1500	Copper River	70S	87E	26	SW	Ketchikan
FGUBL 140	1500	Copper River	70S	87E	26	SW	Ketchikan
FGUBL 141	1500	Copper River	70S	87E	26	SE	Ketchikan
FGUBL 142	1500	Copper River	70S	87E	27	SE	Ketchikan
FGUBL 143	1500	Copper River	70S	87E	26	SW	Ketchikan
FGUBL 144	1500	Copper River	70S	87E	26	SW	Ketchikan
FGUBL 145	1500	Copper River	70S	87E	26	SE	Ketchikan
FGUBL 146	1500	Copper River	70S	87E	27	SE	Ketchikan
FGUBL 147	1500	Copper River	70S	87E	26	SW	Ketchikan
FGUBL 148	1500	Copper River	70S	87E	26	SW	Ketchikan
FGUBL 149	1500	Copper River	70S	87E	26	SE	Ketchikan
FGUBL 150	1500	Copper River	70S	87E	34	NW	Ketchikan
FGUBL 151	1500	Copper River	70S	87E	34	NE	Ketchikan
FGUBL 152	1500	Copper River	70S	87E	34	NE	Ketchikan
FGUBL 153	1500	Copper River	70S	87E	35	NW	Ketchikan
FGUBL 154	1500	Copper River	70S	87E	35	NW	Ketchikan
FGUBL 155	1500	Copper River	70S	87E	35	NE	Ketchikan
FGUBL 156	1500	Copper River	70S	87E	34	NW	Ketchikan
FGUBL 157	1500	Copper River	70S	87E	34	NE	Ketchikan
FGUBL 158	1500	Copper River	70S	87E	34	NE	Ketchikan
FGUBL 159	1500	Copper River	70S	87E	35	NW	Ketchikan
FGUBL 160	1500	Copper River	70S	87E	35	NW	Ketchikan
FGUBL 161	1500	Copper River	70S	87E	34	NW	Ketchikan
FGUBL 162	1500	Copper River	70S	87E	34	NE	Ketchikan
FGUBL 163	1500	Copper River	70S	87E	34	NE	Ketchikan
FGUBL 164	1500	Copper River	70S	87E	35	NW	Ketchikan
FGUBL 165	1500	Copper River	70S	87E	35	NW	Ketchikan
FGUBL 166	1500	Copper River	70S	87E	34	NW	Ketchikan
FGUBL 167	1500	Copper River	70S	87E	34	NE	Ketchikan
FGUBL 168	1500	Copper River	70S	87E	34	NE	Ketchikan
FGUBL 169	1500	Copper River	70S	87E	35	NW	Ketchikan
FGUBL 170	1500	Copper River	70S	87E	35	NW	Ketchikan
FGUBL 171	1500	Copper River	70S	87E	34	NW	Ketchikan
FGUBL 172	1500	Copper River	70S	87E	34	NE	Ketchikan
FGUBL 173	1500	Copper River	70S	87E	34	NE	Ketchikan
FGUBL 174	1500	Copper River	70S	87E	35	NW	Ketchikan
FGUBL 175	1500	Copper River	70S	87E	34	SW	Ketchikan
FGUBL 176	1500	Copper River	70S	87E	34	SE	Ketchikan
FGUBL 177	1500	Copper River	70S	87E	34	SE	Ketchikan
FGUBL 178	1500	Copper River	70S	87E	35	SW	Ketchikan
FGUBL 179	1500	Copper River	70S	87E	34	SW	Ketchikan
FGUBL 180	1500	Copper River	70S	87E	34	SE	Ketchikan
FGUBL 181	1500	Copper River	70S	87E	34	SE	Ketchikan
FGUBL 182	1500	Copper River	70S	87E	34	SW	Ketchikan
FGUBL 183	1500	Copper River	70S	87E	34	SE	Ketchikan
FGUBL 184	1500	Copper River	70S	87E	34	SE	Ketchikan
FGUBL 185	1500	Copper River	70S	87E	34	SW	Ketchikan
FGUBL 186	1500	Copper River	70S	87E	34	SE	Ketchikan
FGUBL 187	1500	Copper River	70S	87E	34	SE	Ketchikan
FGUBL 188	1500	Copper River	70S	87E	8	SE	Ketchikan
FGUBL 189	1500	Copper River	70S	87E	8	SE	Ketchikan
FGUBL 190	1500	Copper River	70S	87E	9	SW	Ketchikan
FGUBL 191	1500	Copper River	70S	87E	9	SW	Ketchikan
FGUBL 192	1500	Copper River	70S	87E	9	SE	Ketchikan
FGUBL 193	1500	Copper River	70S	87E	8	SE	Ketchikan
FGUBL 194	1500	Copper River	70S	87E	9	SW	Ketchikan
FGUBL 195	1500	Copper River	70S	87E	9	SW	Ketchikan
FGUBL 196	1500	Copper River	70S	87E	9	SE	Ketchikan
FGUBL 197	1500	Copper River	70S	87E	17	NE	Ketchikan
FGUBL 198	1500	Copper River	70S	87E	16	NW	Ketchikan
FGUBL 199	1500	Copper River	70S	87E	16	NW	Ketchikan
FGUBL 200	1500	Copper River	70S	87E	16	NE	Ketchikan
FGUBL 201	1500	Copper River	70S	87E	15	NW	Ketchikan
FGUBL 202	1500	Copper River	70S	87E	17	NE	Ketchikan
FGUBL 203	1500	Copper River	70S	87E	16	NW	Ketchikan
FGUBL 204	1500	Copper River	70S	87E	16	NW	Ketchikan
FGUBL 205	1500	Copper River	70S	87E	16	NE	Ketchikan
FGUBL 206	1500	Copper River	70S	87E	15	NW	Ketchikan
FGUBL 207	1500	Copper River	70S	87E	17	NE	Ketchikan
FGUBL 208	1500	Copper River	70S	87E	16	NW	Ketchikan
FGUBL 209	1500	Copper River	70S	87E	16	NW	Ketchikan
FGUBL 210	1500	Copper River	70S	87E	16	NE	Ketchikan
FGUBL 211	1500	Copper River	70S	87E	15	NW	Ketchikan
FGUBL 212	1500	Copper River	70S	87E	15	NW	Ketchikan
FGUBL 213	1500	Copper River	70S	87E	17	NE	Ketchikan
FGUBL 214	1500	Copper River	70S	87E	16	NW	Ketchikan
FGUBL 215	1500	Copper River	70S	87E	16	NW	Ketchikan
FGUBL 216	1500	Copper River	70S	87E	16	NE	Ketchikan
FGUBL 217	1500	Copper River	70S	87E	15	NW	Ketchikan
FGUBL 218	1500	Copper River	70S	87E	15	NW	Ketchikan
FGUBL 219	1500	Copper River	70S	87E	15	NE	Ketchikan
FGUBL 220	1500	Copper River	70S	87E	15	NW	Ketchikan
FGUBL 221	1500	Copper River	70S	87E	15	NW	Ketchikan
FGUBL 222	1500	Copper River	70S	87E	15	SW	Ketchikan
FGUBL 223	1500	Copper River	70S	87E	15	SW	Ketchikan
FGUBL 224	1500	Copper River	70S	87E	15	SW	Ketchikan
FGUBL 225	1500	Copper River	70S	87E	15	SW	Ketchikan
FGUBL 226	1500	Copper River	70S	87E	15	SW	Ketchikan
FGUBL 227	1500	Copper River	70S	87E	7	SE	Ketchikan
FGUBL 228	1500	Copper River	70S	87E	8	SW	Ketchikan
FGUBL 229	1500	Copper River	70S	87E	8	SW	Ketchikan
FGUBL 230	1500	Copper River	70S	87E	8	SE	Ketchikan
FGUBL 231	1500	Copper River	70S	87E	7	SW	Ketchikan
FGUBL 232	1500	Copper River	70S	87E	7	SE	Ketchikan
FGUBL 233	1500	Copper River	70S	87E	8	SW	Ketchikan
FGUBL 234	1500	Copper River	70S	87E	8	SW	Ketchikan
FGUBL 235	1500	Copper River	70S	87E	8	SE	Ketchikan
FGUBL 236	1500	Copper River	70S	87E	7	SW	Ketchikan
FGUBL 237	1500	Copper River	70S	87E	7	SW	Ketchikan
FGUBL 238	1500	Copper River	70S	87E	7	SE	Ketchikan
FGUBL 239	1500	Copper River	70S	87E	8	SW	Ketchikan
FGUBL 240	1500	Copper River	70S	87E	8	SW	Ketchikan
FGUBL 241	1500	Copper River	70S	87E	8	SE	Ketchikan
FGUBL 242	1500	Copper River	70S	86E	13	NE	Ketchikan
FGUBL 243	1500	Copper River	70S	87E	18	NW	Ketchikan
FGUBL 244	1500	Copper River	70S	87E	18	NW	Ketchikan
FGUBL 245	1500	Copper River	70S	87E	18	NE	Ketchikan
FGUBL 246	1500	Copper River	70S	87E	17	NW	Ketchikan
FGUBL 247	1500	Copper River	70S	87E	17	NW	Ketchikan
FGUBL 248	1500	Copper River	70S	87E	17	NE	Ketchikan
FGUBL 249	1500	Copper River	70S	86E	13	NE	Ketchikan
FGUBL 250	1500	Copper River	70S	87E	18	NW	Ketchikan
FGUBL 251	1500	Copper River	70S	87E	18	NW	Ketchikan
FGUBL 252	1500	Copper River	70S	87E	18	NE	Ketchikan
FGUBL 253	1500	Copper River	70S	87E	17	NW	Ketchikan
FGUBL 254	1500	Copper River	70S	87E	17	NW	Ketchikan
FGUBL 255	1500	Copper River	70S	87E	17	NE	Ketchikan
FGUBL 256	1500	Copper River	70S	86E	13	NE	Ketchikan
FGUBL 257	1500	Copper River	70S	87E	18	NW	Ketchikan
FGUBL 258	1500	Copper River	70S	87E	18	NW	Ketchikan
FGUBL 259	1500	Copper River	70S	87E	18	NE	Ketchikan
FGUBL 260	1500	Copper River	70S	87E	17	NW	Ketchikan
FGUBL 261	1500	Copper River	70S	87E	17	NW	Ketchikan
FGUBL 262	1500	Copper River	70S	87E	17	NE	Ketchikan
FGUBL 263	1500	Copper River	70S	86E	13	NE	Ketchikan
FGUBL 264	1500	Copper River	70S	87E	18	NW	Ketchikan
FGUBL 265	1500	Copper River	70S	87E	18	NW	Ketchikan
FGUBL 266	1500	Copper River	70S	87E	18	NE	Ketchikan
FGUBL 267	1500	Copper River	70S	87E	17	NW	Ketchikan
FGUBL 268	1500	Copper River	70S	87E	17	NW	Ketchikan
FGUBL 269	1500	Copper River	70S	87E	17	NE	Ketchikan
FGUBL 270	1500	Copper River	70S	86E	13	NE	Ketchikan
FGUBL 271	1500	Copper River	70S	87E	18	NW	Ketchikan
FGUBL 272	1500	Copper River	70S	87E	18	NW	Ketchikan
FGUBL 273	1500	Copper River	70S	87E	18	NE	Ketchikan
FGUBL 274	1500	Copper River	70S	87E	17	NW	Ketchikan
FGUBL 275	1500	Copper River	70S	87E	17	NW	Ketchikan
FGUBL 276	1500	Copper River	70S	87E	17	NE	Ketchikan
FGUBL 277	1500	Copper River	70S	86E	13	SE	Ketchikan
FGUBL 278	1500	Copper River	70S	87E	18	SW	Ketchikan
FGUBL 279	1500	Copper River	70S	87E	18	SW	Ketchikan
FGUBL 280	1500	Copper River	70S	87E	18	SE	Ketchikan
FGUBL 281	1500	Copper River	70S	87E	17	SW	Ketchikan
FGUBL 282	1500	Copper River	70S	87E	17	SW	Ketchikan
FGUBL 283	1500	Copper River	70S	87E	17	SE	Ketchikan
FGUBL 284	1500	Copper River	70S	86E	13	SE	Ketchikan
FGUBL 285	1500	Copper River	70S	87E	18	SW	Ketchikan
FGUBL 286	1500	Copper River	70S	87E	18	SW	Ketchikan
FGUBL 287	1500	Copper River	70S	87E	18	SE	Ketchikan
FGUBL 288	1500	Copper River	70S	87E	17	SW	Ketchikan
FGUBL 289	1500	Copper River	70S	87E	17	SW	Ketchikan
FGUBL 290	1500	Copper River	70S	87E	17	SE	Ketchikan
FGUBL 291	1500	Copper River	70S	86E	13	SE	Ketchikan
FGUBL 292	1500	Copper River	70S	87E	18	SW	Ketchikan
FGUBL 293	1500	Copper River	70S	87E	18	SW	Ketchikan
FGUBL 294	1500	Copper River	70S	87E	18	SE	Ketchikan
FGUBL 295	1500	Copper River	70S	87E	17	SW	Ketchikan
FGUBL 296	1500	Copper River	70S	87E	17	SW	Ketchikan
FGUBL 297	1500	Copper River	70S	87E	17	SE	Ketchikan
FGUBL 298	1500	Copper River	70S	86E	13	SE	Ketchikan
FGUBL 299	1500	Copper River	70S	87E	18	SW	Ketchikan
FGUBL 300	1500	Copper River	70S	87E	18	SW	Ketchikan
FGUBL 301	1500	Copper River	70S	87E	18	SE	Ketchikan
FGUBL 302	1500	Copper River	70S	87E	17	SW	Ketchikan
FGUBL 303	1500	Copper River	70S	87E	17	SW	Ketchikan
FGUBL 304	1500	Copper River	70S	87E	17	SE	Ketchikan
FGUBL 305	1500	Copper River	70S	87E	32	NE	Ketchikan
FGUBL 306	1500	Copper River	70S	87E	32	NE	Ketchikan
FGUBL 307	1500	Copper River	70S	87E	33	NW	Ketchikan
FGUBL 308	1500	Copper River	70S	87E	33	NW	Ketchikan
FGUBL 309	1500	Copper River	70S	87E	33	NE	Ketchikan
FGUBL 310	1500	Copper River	70S	87E	34	NW	Ketchikan
FGUBL 311	1500	Copper River	70S	87E	32	NE	Ketchikan
FGUBL 312	1500	Copper River	70S	87E	32	NE	Ketchikan
FGUBL 313	1500	Copper River	70S	87E	33	NW	Ketchikan
FGUBL 314	1500	Copper River	70S	87E	33	NW	Ketchikan
FGUBL 315	1500	Copper River	70S	87E	33	NE	Ketchikan
FGUBL 316	1500	Copper River	70S	87E	34	NW	Ketchikan
FGUBL 317	1500	Copper River	70S	87E	32	NE	Ketchikan
FGUBL 318	1500	Copper River	70S	87E	32	NE	Ketchikan
FGUBL 319	1500	Copper River	70S	87E	33	NW	Ketchikan
FGUBL 320	1500	Copper River	70S	87E	33	NW	Ketchikan
FGUBL 321	1500	Copper River	70S	87E	33	NE	Ketchikan
FGUBL 322	1500	Copper River	70S	87E	34	NW	Ketchikan
FGUBL 323	1500	Copper River	70S	87E	32	NE	Ketchikan
FGUBL 324	1500	Copper River	70S	87E	32	NE	Ketchikan
FGUBL 325	1500	Copper River	70S	87E	33	NW	Ketchikan
FGUBL 326	1500	Copper River	70S	87E	33	NW	Ketchikan
FGUBL 327	1500	Copper River	70S	87E	33	NE	Ketchikan
FGUBL 328	1500	Copper River	70S	87E	34	NW	Ketchikan
FGUBL 329	1500	Copper River	70S	87E	32	NE	Ketchikan
FGUBL 330	1500	Copper River	70S	87E	32	NE	Ketchikan
FGUBL 331	1500	Copper River	70S	87E	33	NW	Ketchikan
FGUBL 332	1500	Copper River	70S	87E	33	NW	Ketchikan
FGUBL 333	1500	Copper River	70S	87E	33	NE	Ketchikan
FGUBL 334	1500	Copper River	70S	87E	34	NW	Ketchikan
FGUBL 335	1500	Copper River	70S	87E	32	SE	Ketchikan
FGUBL 336	1500	Copper River	70S	87E	32	SE	Ketchikan
FGUBL 337	1500	Copper River	70S	87E	33	SW	Ketchikan
FGUBL 338	1500	Copper River	70S	87E	33	SW	Ketchikan
FGUBL 339	1500	Copper River	70S	87E	33	SE	Ketchikan
FGUBL 340	1500	Copper River	70S	87E	34	SW	Ketchikan
FGUBL 341	1500	Copper River	70S	87E	32	SE	Ketchikan
FGUBL 342	1500	Copper River	70S	87E	32	SE	Ketchikan
FGUBL 343	1500	Copper River	70S	87E	33	SW	Ketchikan
FGUBL 344	1500	Copper River	70S	87E	33	SW	Ketchikan
FGUBL 345	1500	Copper River	70S	87E	33	SE	Ketchikan
FGUBL 346	1500	Copper River	70S	87E	34	SW	Ketchikan
FGUBL 347	1500	Copper River	70S	87E	32	SE	Ketchikan
FGUBL 348	1500	Copper River	70S	87E	32	SE	Ketchikan
FGUBL 349	1500	Copper River	70S	87E	33	SW	Ketchikan
FGUBL 350	1500	Copper River	70S	87E	33	SW	Ketchikan
FGUBL 351	1500	Copper River	70S	87E	33	SE	Ketchikan
FGUBL 352	1500	Copper River	70S	87E	34	SW	Ketchikan
FGUBL 353	1500	Copper River	70S	87E	32	SE	Ketchikan
FGUBL 354	1500	Copper River	70S	87E	32	SE	Ketchikan
FGUBL 355	1500	Copper River	70S	87E	33	SW	Ketchikan
FGUBL 356	1500	Copper River	70S	87E	33	SW	Ketchikan
FGUBL 357	1500	Copper River	70S	87E	33	SE	Ketchikan
FGUBL 358	1500	Copper River	70S	87E	34	SW	Ketchikan
FGUBL 359	1500	Copper River	71S	87E	6	NW	Ketchikan
FGUBL 360	1500	Copper River	71S	87E	6	NW	Ketchikan
FGUBL 361	1500	Copper River	71S	87E	6	NE	Ketchikan
FGUBL 362	1500	Copper River	71S	87E	5	NW	Ketchikan
FGUBL 363	1500	Copper River	71S	87E	5	NW	Ketchikan
FGUBL 364	1500	Copper River	71S	87E	5	NE	Ketchikan
FGUBL 365	1500	Copper River	71S	87E	5	NE	Ketchikan
FGUBL 366	1500	Copper River	71S	87E	4	NW	Ketchikan
FGUBL 367	1500	Copper River	71S	87E	4	NW	Ketchikan
FGUBL 368	1500	Copper River	71S	87E	4	NE	Ketchikan
FGUBL 369	1500	Copper River	71S	87E	3	NW	Ketchikan
FGUBL 370	1500	Copper River	71S	87E	3	NW	Ketchikan
FGUBL 371	1500	Copper River	71S	87E	3	NE	Ketchikan
FGUBL 372	1500	Copper River	71S	87E	6	NW	Ketchikan
FGUBL 373	1500	Copper River	71S	87E	6	NW	Ketchikan
FGUBL 374	1500	Copper River	71S	87E	6	NE	Ketchikan
FGUBL 375	1500	Copper River	71S	87E	3	NW	Ketchikan
FGUBL 376	1500	Copper River	71S	87E	3	NW	Ketchikan
FGUBL 377	1500	Copper River	71S	87E	3	NE	Ketchikan
FGUBL 378	1500	Copper River	71S	86E	2	NE	Ketchikan
FGUBL 379	1500	Copper River	71S	86E	2	NE	Ketchikan
FGUBL 380	1500	Copper River	71S	86E	1	NW	Ketchikan
FGUBL 381	1500	Copper River	71S	86E	1	NE	Ketchikan
FGUBL 382	1500	Copper River	71S	86E	1	NE	Ketchikan
FGUBL 383	1500	Copper River	71S	86E	2	NE	Ketchikan
FGUBL 384	1500	Copper River	71S	86E	2	NE	Ketchikan
FGUBL 385	1500	Copper River	71S	86E	1	NW	Ketchikan
FGUBL 386	1500	Copper River	71S	86E	1	NE	Ketchikan
FGUBL 387	1500	Copper River	71S	86E	2	NE	Ketchikan
FGUBL 388	1500	Copper River	71S	86E	1	NW	Ketchikan
FGUBL 389	1500	Copper River	71S	86E	1	NE	Ketchikan
FGUBL 390	1500	Copper River	71S	86E	1	NW	Ketchikan
FGUBL 391	1500	Copper River	71S	86E	1	NE	Ketchikan
FGUBL 392	1500	Copper River	71S	86E	1	NW	Ketchikan
FGUBL 393	1500	Copper River	71S	86E	1	NE	Ketchikan
FGUBL 394	1500	Copper River	71S	86E	1	SE	Ketchikan

SCHEDULE B

Option Agreement

UNION BAY PROJECT – OPTION AGREEMENT

DATED:

OCTOBER 1st, 2002

BETWEEN:

FREEGOLD VENTURES LIMITED AND FREEGOLD RECOVERY USA

AND

PACIFIC NORTH WEST CAPITAL CORP.

UNION BAY  PROJECT

PROPERTY OPTION AGREEMENT

THIS OPTION AGREEMENT is made as of the 1st day of October, 2002

BETWEEN:

FREEGOLD VENTURES LIMITED, a  company duly incorporated pursuant to the laws of British Columbia and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3 AND FREEGOLD RECOVERY USA,   a company duly incorporated pursuant to the laws of Nevada and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(hereinafter collectively referred to as the “Optionor”)

OF THE FIRST PART

AND:

PACIFIC NORTH WEST CAPITAL CORP. a company duly incorporated pursuant to the laws of Alberta and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(hereinafter referred to as “PFN”)

OF THE SECOND PART

RECITALS

WHEREAS the Optionor is the recorded and beneficial owner of a 100% interest in certain mineral claims situated in South East Alaska, United States of America and more particularly described in Schedule “A” attached hereto and made a part of this Option Agreement (hereinafter collectively called the “Property).

AND WHEREAS the Optionor has agreed to grant to PFN an option to acquire a fifty (50%) per cent interest in and to the Property;

NOW THEREFORE THIS OPTION AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and the payment of $10.00, the prior receipt and sufficiency of which is hereby acknowledged by the Optionor and subject to the terms and conditions hereafter set forth, the Optionor and PFN (hereinafter collectively referred to as the “Parties”) hereto agree as follows:

1.

GRANT OF OPTION

0.1

The Optionor hereby grants to PFN the exclusive right and option (the “Option”) to acquire a 50% undivided interest in and to the Property by PFN allotting and reserving for issuance to the Optionor 60,000 free trading (except for any applicable resale restrictions which may be imposed by any regulatory authority having jurisdiction), common shares in the capital of PFN to be paid and issued to the Optionor as follows:

SHARES

Within 5 days regulatory approval of this Option Agreement	30,000

On or before the 1st Anniversary of the approval date of this Option Agreement	30,000

TOTAL SHARE PAYMENTS	60,000

 This Agreement including the above share payments, is subject to PFN receiving regulatory approval from The Toronto Stock Exchange (TSX).

1.02

Upon execution of this Option Agreement PFN must subscribe for ITF shares at the a price $ 0.45 per share for a total value of $165,000. PFN has issued these funds.

1.03

PFN will also make the following cash payments.

CASH

On or before July 1st, 2003	$20,000

On or before July 1st, 2004	$20,000

On or before July 1st, 2005	$30,000

On or before July 1st, 2006	$30,000

TOTAL CASH PAYMENTS	$100,000

All references to currency in this Agreement are in Cdn $, unless expressly referred to as otherwise.

1.04

PFN is also required to complete the following Exploration Expenditures on the Property in order to exercise the Option:

On or before July 1st, 2003	$30,000

On or before July 1st, 2004	$30,000

Minimum aggregate expenditure on or before July 1st, 2005	$400,000

Minimum aggregate expenditure on or before July 1st, 2006	1,000,000 (total)

, PFN is responsible for the payment of the annual rents due on the Property. These rental payments shall be made on or before August 1st and such amounts shall be deemed to eligible Exploration Expenditures. PFN must however spend $30,000 in exploration costs in addition to rental costs prior to July 1st, 2003, and an additional $30,000  in exploration costs in addition rental costs prior to July 1st, 2004.

105

In this Option Agreement, “Exploration Expenditures” means all costs and expenses, however denominated, incurred by the Optionee on or in connection with the exploration and development and rehabilitation of the Property and includes all costs required to maintain the Property in good standing in accordance with the laws of the jurisdiction in which the Property is situated including rental payments and an overhead charge of 10% applied to all other costs and expenditures.

2.

OPTION ONLY

2.01

This Option Agreement represents an option only and PFN is under no obligation to the Optionor other than the subscription for ITF shares referred to in section 1.02.  Any further performance under the terms of this Option Agreement by PFN is expressly at the election of PFN.

3.

EXERCISE OF OPTION AND NET SMELTER RETURNS ROYALTY

3.01

PFN shall have exercised the Option and shall have earned and acquired a 50% interest in and to the Property by having subscribed in the amount of an aggregate total of $165,000 for shares of ITF as per Clause 1.02, issue an aggregate of 60,000 shares in the capital of PFN and by having made the Optionor the cash payments and completed the exploration expenditures in sections 1.02 and 1.03.  Upon vesting with a 50% interest PFN may elect within 45 days to increase its interest to 60% by completing a Feasibility Study within 12 months of having vested. Upon vesting with a 60% interest PFN may elect within 90 days to earn a 70% interest in the property by placing the property into Commercial Production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%  PFN agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into Commercial Production.

3.02

PFN shall be under no obligation whatsoever to place the Property into Commercial Production and in the event it is placed into Commercial Production, PFN shall have the right, at any time, to curtail or suspend such operation as it, in its sole and absolute discretion, may determine.

4.

TRANSFER OF TITLE

4.01

Following the exercise of the Option by PFN the Optionor shall transfer the relevant interest in the Property to PFN and provide to PFN documentation to that effect within 30 days of PFN requesting the transfer in writing.

5.

AREA OF INTEREST

5.01

The Area of Interest is defined as the Area within 5 miles of the perimeter of the current Property boundary.

6.

OPERATOR

6.01

PFN is the program Operator.  Programs and budgets will be approved at the sole discretion of the Operator.

7.

RIGHT OF ENTRY

7.01

During the tenure of this Option Agreement and prior to the exercise of the Option, PFN, its servants, agents and workmen and any persons duly authorized by PFN, shall have the right of access to and from the Property and subject to paragraph 12.01 hereof, have the sole and exclusive right to enter upon and take possession of and prospect, explore, and develop the Property in such a manner as PFN in its sole discretion may deem advisable.

8.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

8.01

The Optionor hereby represents and warrants to PFN that:

a)

the Optionor is the recorded and beneficial owner of a 100% interest in and to the Property except for any native land claim issues which may arise affecting the title and ownership of the Property;

b)

to the best of the Optionor’s knowledge there are no environmental liabilities currently associated with the property.

c)

to the best of the Optionor’s knowledge, the Claims comprising the Property have been validly located and are now duly recorded and in good standing in accordance with the laws in effect of the jurisdiction in which the Claims are situated;

d)

the entering into this Option Agreement does not conflict with any applicable law nor does it conflict with, or result in a breach of or accelerate the performance required by any contract or other commitment to which it is party or by which its bound;

e)

the Optionor has the exclusive right to enter into this Option Agreement and all necessary authority to assign to PFN a 70% undivided right, title and interest in and to the Property in accordance with the terms and conditions of this Option Agreement;

f)

the Optionor currently has the exclusive right to receive 100% of the proceeds from the sale of minerals, metals, ores or concentrates removed from the Property;

g)

other than as disclosed in this Option Agreement, the Property is free and clear of all liens and encumbrances:

h)

the Optionor has advised, and provided to PFN all technical information relating to the mineral and economic development potential of the Property of which the Optionor has knowledge and access to.

8.02

The representations and warranties hereinbefore set out are conditions upon which PFN has relied on entering into this Option Agreement and shall survive the exercise of the Option and the Optionor hereby forever indemnifies and saves PFN harmless from all loss, damage, costs, actions and suits arising out of, or in connection with, any breach of any representation or warranty made by it and contained in this Option Agreement.

9.

REPRESENTATIONS AND WARRANTIES OF PFN

9.01

PFN represents and warrants to the Optionor that:

a)

it has full corporate power and authority to enter into this Option Agreement; and

b)

the entering into of this Option Agreement does not conflict with any applicable laws or with its charter documents nor does it conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which it is party or by which it is bound.

9.02

The representations and warranties hereinbefore set out are conditions upon which the Optionor has relied on entering into this Option Agreement and shall survive the exercise of the Option and PFN hereby indemnifies and saves the Optionor harmless from all loss, damage, costs, actions and suits arising out of, or in connection with, any breach of any representation or warranty made by it and contained in this Option Agreement.

10.

COVENANTS OF OPTIONOR

10.01

The Optionor hereby covenants with and to PFN that:

a)

it will, within 15 days of the execution and delivery of this Option Agreement, provide PFN with all technical data in its possession or over which it has control relating to the Optionor’s or any other parties current and previous exploration activities on and in the vicinity of the Property; and

b)

until such time as the Option is exercised or otherwise terminates, it will not deal, or attempt to deal with its right, title and interest in and to the Property in any way that would or might affect the right of PFN to become absolutely vested in its undivided interest in and to the Property, free and clear of all liens, charges and encumbrances.

11.

COVENANTS OF PFN

11.01

PFN covenants and agrees with the Optionor that until the Option is exercised or otherwise terminates:

a)

PFN shall carry out and record or cause to be carried out all such assessment work upon the Property as may be required in order to maintain the Property in good standing at all times;

b)

PFN shall carry on all operations on the Property in a good and miner-like manner and in compliance with all state, provincial and federal laws;

c)

PFN shall, upon termination of this Option Agreement, leave the Property in a safe condition in compliance with environmental laws, safety laws, and Mining Act rules and regulations at that time;

d)

PFN shall allow the Optionor or any duly authorized agent or representative of the Optionor to inspect the Property at all reasonable times and upon giving PFN not less than 48 hours written notice; PROVIDED HOWEVER, that it is agreed and understood that the Optionor or any such agent or representative shall be at his own risk and PFN shall not be liable for any loss, damage or injury incurred by the Optionor or its agent or representative arising from its inspection of the Property, however caused;

e)

PFN shall allow the Optionor access at all reasonable times to all factual maps, reports, assay results, metallurgical or mineral processing data and other factual technical data prepared or obtained by PFN in connection with its operations on the Property; and

f)

PFN shall provide the Optionor with summary technical reports and an annual written report, with respect to its exploration of the Property and shall provide to Optionor copies of any and all documents filed by PFN relating to assessment filing on the Property.

12.

TERMINATION

12.01

This Option Agreement shall terminate upon PFN, not being at the time in default under any provision of this Option Agreement, giving thirty (30) days written notice to the Optionor of termination.

12.02

Notwithstanding paragraph 12.01, if PFN fails to make any payment or fails to do anything on or before the last day provided for such payment or performance under this Option Agreement, the Optionor may terminate this Option Agreement but only if:

a)

it shall first have given to PFN a written notice of failure containing particulars of the payment which PFN has not made or the act which PFN has not performed; and

b)

PFN has not, within 30 days following delivery of such notice, commenced proceedings to cure such failure by appropriate payment or performance (PFN hereby agreeing that should it so commence to cure any failure it will prosecute the same to its completion without undue delay within 60 days subject to Unavoidable Delays – (Article 16)

Should PFN fail to comply with the provisions of sub-paragraph 12.02(b), the Optionor may thereafter terminate this Option Agreement by written notice to PFN.

12.03

Upon termination of this Option Agreement, other than by way of PFN having vested with an interest in and to the Property, PFN shall turn over to the Optionor copies of all factual maps, reports, assay results and other factual data and documentation in its possession in connection with its operations on the Property.

12.04

Upon the termination of this Option Agreement, other than by way of PFN having earned an interest in and to the Property, PFN forfeits any and all interest in and to the Property hereunder and shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations which theretofore should have been performed, which obligations shall include mandated environmental and safety regulations on the Property.

12.05

Upon the termination of this Option Agreement, other than by way of PFN having earned an interest in and to the Property, PFN shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the Property for a period of one (1) year thereafter for the purpose of removing its chattels, machinery, equipment and fixtures therefrom.  Any such property not removed by PFN within one (1) year following termination shall become the property of the Optionor, provided such property is not that of a third party, or of PFN and subject to a clean-up or site restoration order or requirement.

13.

INDEPENDENT ACTIVITIES

13.01

Except as expressly provided herein, each party shall have the free and unrestricted right to independently engage in and received the full benefit of any and all business endeavors of any sort whatsoever, whether or not competitive with the endeavors contemplated herein without consulting the other or inviting or allowing the other to participate therein.  No party shall be under any fiduciary or other duty to the other which will prevent it from engaging in or enjoying the benefits of competing endeavors within the general scope of the endeavors contemplated herein.  The legal doctrines of “corporate opportunity” sometimes applied to persons engaged in a joint venture of having fiduciary status shall not apply in the case of any party.  In particular, without limiting the foregoing, no party shall have an obligation to any other party as to:

a)

any opportunity to acquire, explore and develop any mining property, interest or right presently owned by it or offered to it outside of the Area of Interest; and

b)

the erection of any mining plant, mill, smelter or refinery, processing plant or industrial operation, located outside the Area of Interest, whether or not such mining plan, mill, smelter or refinery, processing plant or industrial operation treats or utilizes in any manner whatsoever, the metals, minerals, ores or concentrates from the Property.

14.

CONFIDENTIALITY OF INFORMATION

14.01

The Parties hereto shall treat all data, reports, records and other information relating to this Option Agreement and the Property as confidential.  While this Option Agreement is in effect, PFN may in its sole discretion make periodic press releases relating to its progress on the Property and will submit these to the Optionor at least 24 hours prior to release for comment and recommendations.

15.

ASSIGNMENT

15.01

PFN may assign any of its rights and obligations under this Option Agreement at any time provided the Optionor’s rights are not diminished in any manner. PFN may enter into agreements with other mining Companies at any time whereby the latter can earn a majority interest in the Property on terms which may include the assumption of one or more of PFN’s obligations under this Option Agreement.  Such interest will only be transferred when PFN vests with an interest.  PFN may accelerate its cash / share and exploration expenditures in order to vest earlier with an interest.  In the event a Major elects to participate in the Project, and subsequently vests with an interest in the property the Optionor and PFN will contribute to this interest in proportion to their existing  interests at this time. In the event that a Major elects to participate in the Project before PFN vests with a 50% interest,  PFN will issue PFN shares to the value of  Cdn $100,000 to the Optionor, within 15 days of the PFN becoming vested, or such amount which will result in having PFN having spent $ 1million in exploration expenditures. The shares will be issued at a price equivalent to the volume weighted 5 day average price preceeding the vesting date. PFN will receive 100% of the first US $60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Optionor and PFN.

16.

UNAVOIDABLE DELAYS

16.01

If any party should be delayed in or prevented from performing any of the terms, covenants, or conditions of this Option Agreement (other than the issuance of shares as set forth in Article 1 hereof) by reason of a cause beyond the control of such party, including floods, fires, earthquakes, subsidence, ground collapse or landslides, interruptions or delays in transportation or power supplies, strikes, lockouts, wars, acts of God, government regulations or interference, including but without limiting or restricting the generality of the foregoing, forest or highway closures or any other cause beyond such party’s control, then any such failure on the part of such party to so perform shall not be deemed to be a breach of this Option Agreement and the time within which such party is obliged to comply with any such term, covenant or condition, of this Option Agreement shall be extended by the total period of all such delays.  In order that the provisions of this article may become operative, such party shall give notice in writing to the other party, forthwith and for each new cause of delay or prevention and shall set out in such notice particulars of the cause thereof and the day upon which the same arose, and shall give notice forthwith following the date that such cause ceased to subsist.

17.

ARBITRATION

17.01

If there is any dispute, disagreement or controversy (hereinafter collectively called a “Dispute”) between the Parties with respect to any matter arising under this Option Agreement or the construction hereof, then the dispute shall be determined by arbitration and judgment upon the award rendered may be entered into any court having jurisdiction thereof.

The selection of the arbitrator shall be governed by the following procedures:

a)

the party on one side of the Dispute shall inform the other party by notice in writing of the names of three impartial and independent persons who are recognized experts in the area which is the subject matter of the Dispute; and

b)

the other party shall, within seven days of the receipt of the notice, inform the party on the other side of the Dispute the name of one of the so noted persons that it wishes to act as the sole arbitrator.

The arbitration shall be conducted in accordance with the rules of the Commercial Arbitration Act (British Columbia) and the decision of the arbitrator shall be made within 30 days following his being named, shall be based exclusively on the advancement of exploration, development and production work on the Property and not on the financial circumstances of the Parties.  The costs of arbitration shall be borne equally by the Parties to the Dispute unless otherwise determined by the Arbitrator in the award.

18.

REGULATORY APPROVALS AND CONDITIONS PRECEDENT

18.01

The Parties agree and acknowledge that the terms of this Option Agreement  are subject to regulatory approval.

19.

NOTICES

a.1

Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently give if expressly delivered by commercial courier service or if mailed by registered mail or sent by telegram, telex, facsimile or electronic transmission, addressed as follows:

In case of the Optionor:

The President: Freegold Ventures Limited

Attention:

Colin Bird

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Telephone:

604-685-1870

Facsimile:

604-685-6550

In case of PFN:

The President:

Harry Barr

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Telephone:

604-685-1870

Facsimile:

604-685-6550

And any such notice given as aforesaid shall be deemed to have been given to the Parties hereto if delivered by commercial courier service, when delivered, or if mailed, on the tenth business day following the date of mailing, or if telegraphed, telexed or sent by facsimile or electronic transmission, on the next succeeding day following the telegraphing, telexing, facsimile or electronic transmission thereof PROVIDED HOWEVER that during the period of any postal interruption in either the country of mailing or the country of delivery, any notice given hereunder by mail shall be deemed to have been give only as of the date of actual delivery of the same.  Any party may, from time to time by notice in writing, change its address for the purpose of this paragraph.

20.

GENERAL TERMS AND CONDITIONS

20.01

Time shall be of the essence of this Option Agreement.

20.02

Any titles to the articles to this Option Agreement shall not be deemed to form part of this Option Agreement but shall be regarded as having been used for convenience of reference only.

20.03

The schedules to this Option Agreement shall be construed with and interpreted as an integral part of this Option Agreement to the same extent as if they were set forth verbatim herein.

20.04

Wherever the singular or masculine are used throughout this Option Agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

20.05

The Parties hereto hereby covenant and agree that they will execute such further agreements, conveyances, assurances, instruments or other documents as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Option Agreement.

20.06

This Option Agreement shall represent the entire agreement between the Parties with respect to the subject matter of this Option Agreement and replaces and expressly supersedes any previous understandings, communications or agreement, either verbal or written that the Parties may have had with respect to the subject matter of this Option Agreement.  No representations or inducements have been made save as herein set forth.  No changes, alterations or modifications of this Option Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto.

20.07

All reference to dollar amounts contained in this Option Agreement are references to Canadian funds unless expressly referred to as otherwise.

20.08

If any provision of this Option Agreement is unenforceable or invalid for any reason whatever, such unenforceability or invalidity shall not affect the enforceability or validity of the remaining provisions of this Option Agreement and such provisions shall be severable from the remainder of this Option Agreement.

20.09

This Option Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and the Parties hereto agree to attorn to the courts of the Province of British Columbia for the resolution of any disputes arising out of this Option Agreement.

20.10

This Option Agreement shall enure to the benefit of and be binding upon the Parties hereto and their, and each of their, respective heirs, administrators, successors and assigns as the case may be.

IN WITNESS WHEREOF this Option Agreement has been executed by the Parties hereto as of the 1st, day of October, 2002.

Freegold Ventures Limited

“Harry Barr”

“JK Walcott”

_____________________________________

_____________________________

Authorized signatory

Witness signature

Harry Barr

JK Walcott

_____________________________________

_____________________________

Print name and title

Print name

Freegold Recovery USA Inc.

“Harry Barr”

“JK Walcott”

_____________________________________

_____________________________

Authorized signatory

Witness signature

Harry Barr

JK Walcott

_____________________________________

_____________________________

Print name and title

Print name

Pacific North West Capital Corp.

“John Royall”

“JK Walcott”

_____________________________________

_____________________________

Authorized signatory

Witness signature

John Royall

JK Walcott

_____________________________________

_____________________________

Print name and title

Print name

SCHEDULE “A”

This Schedule “A” forms part of the Option Agreement between Freegold Ventures Limited and Freegold Recovery USA Inc.  and Pacific North West Capital Corp. of the second part dated October 1st, 2002.

The “Property”

The Property shall constitute those mineral claims located in South East Alaska, USA described below and shown on the accompanying map together with the area of interest:

No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
1	MB 1	Federal	Lode	20	70S	87E	30	82439	314	855
2	MB 2	Federal	Lode	20	70S	87E	30	82440	314	857
3	MB 3	Federal	Lode	20	70S	87E	29	82441	314	858
4	MB 4	Federal	Lode	20	70S	87E	30	82442	314	859
5	MB 5	Federal	Lode	20	70S	87E	30	82443	314	860
6	MB 6	Federal	Lode	20	70S	87E	29	82444	314	861
7	MB 7	Federal	Lode	20	70S	87E	19	82445	314	862
8	MB 8	Federal	Lode	20	70S	87E	19	82446	314	863
9	MB 9	Federal	Lode	20	70S	87E	20	82447	314	864
10	MB 10	Federal	Lode	20	70S	87E	19	82448	314	865
11	MB 11	Federal	Lode	20	70S	87E	19	82449	314	866
12	MB 12	Federal	Lode	20	70S	87E	20	82450	314	867
13	MB 13	Federal	Lode	20	70S	87E	19	82451	314	868
14	MB 14	Federal	Lode	20	70S	87E	19	82452	314	869
15	MB 15	Federal	Lode	20	70S	87E	20	82453	314	870
16	MB 16	Federal	Lode	20	70S	87E	19	82454	314	871
17	MB 17	Federal	Lode	20	70S	87E	19	82455	314	872
18	MB 18	Federal	Lode	20	70S	87E	20	82456	314	873
19	MB 19	Federal	Lode	20	70S	87E	19	82457	314	874
20	MB 20	Federal	Lode	20	70S	87E	19	82458	314	875
21	MB 21	Federal	Lode	20	70S	87E	20	82459	314	876
22	MB 22	Federal	Lode	20	70S	87E	19	82460	314	877
23	MB 23	Federal	Lode	20	70S	87E	19	82461	314	878
24	MB 24	Federal	Lode	20	70S	87E	20	82462	314	879
25	MB 25	Federal	Lode	20	70S	87E	19	82463	314	880
26	MB 26	Federal	Lode	20	70S	87E	19	82464	314	881
27	MB 27	Federal	Lode	20	70S	87E	20	82465	314	882
28	MB 28	Federal	Lode	20	70S	87E	20	82466	314	883
29	MB 29	Federal	Lode	20	70S	87E	20	82467	314	884
30	MB 30	Federal	Lode	20	70S	87E	20	82468	314	885
31	MB 31	Federal	Lode	20	70S	87E	19	82469	314	886
32	MB 32	Federal	Lode	20	70S	87E	19	82470	314	887
33	MB 33	Federal	Lode	20	70S	87E	20	82471	314	888
34	MB 34	Federal	Lode	20	70S	87E	20	82472	314	889
35	MB 35	Federal	Lode	20	70S	87E	20	82473	314	890
36	MB 36	Federal	Lode	20	70S	87E	20	82474	314	891
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
37	MB 37	Federal	Lode	20	70S	87E	19	82475	314	892
38	MB 38	Federal	Lode	20	70S	87E	19	82476	314	893
39	MB 39	Federal	Lode	20	70S	87E	20	82477	314	894
40	MB 40	Federal	Lode	20	70S	87E	20	82478	314	895
41	MB 41	Federal	Lode	20	70S	87E	20	82479	314	896
42	MB 42	Federal	Lode	20	70S	87E	20	82480	314	897
43	UB 1	Federal	Lode	20	70S	87E	29	82481	314	898
44	UB 2	Federal	Lode	20	70S	87E	28	82482	314	900
45	UB 3	Federal	Lode	20	70S	87E	28	82483	314	901
46	UB 4	Federal	Lode	20	70S	87E	28	82484	314	902
47	UB 5	Federal	Lode	20	70S	87E	28	82485	314	903
48	UB 6	Federal	Lode	20	70S	87E	29	82486	314	904
49	UB 7	Federal	Lode	20	70S	87E	28	82487	314	905
50	UB 8	Federal	Lode	20	70S	87E	28	82488	314	906
51	UB 9	Federal	Lode	20	70S	87E	28	82489	314	907
52	UB 10	Federal	Lode	20	70S	87E	28	82490	314	908
53	UB 11	Federal	Lode	20	70S	87E	29	82491	314	909
54	UB 12	Federal	Lode	20	70S	87E	28	82492	314	910
55	UB 13	Federal	Lode	20	70S	87E	28	82493	314	911
56	UB 14	Federal	Lode	20	70S	87E	28	82494	314	912
57	UB 15	Federal	Lode	20	70S	87E	28	82495	314	913
58	UB 16	Federal	Lode	20	70S	87E	29	82496	314	914
59	UB 17	Federal	Lode	20	70S	87E	29	82497	314	915
60	UB 18	Federal	Lode	20	70S	87E	28	82498	314	916
61	UB 19	Federal	Lode	20	70S	87E	28	82499	314	917
62	UB 20	Federal	Lode	20	70S	87E	28	82500	314	918
63	UB 21	Federal	Lode	20	70S	87E	28	82501	314	919
64	UB 22	Federal	Lode	20	70S	87E	29	82502	314	920
65	UB 23	Federal	Lode	20	70S	87E	29	82503	314	921
66	UB 24	Federal	Lode	20	70S	87E	28	82504	314	922
67	UB 25	Federal	Lode	20	70S	87E	28	82505	314	923
68	UB 26	Federal	Lode	20	70S	87E	28	82506	314	924
69	UB 27	Federal	Lode	20	70S	87E	28	82507	314	925
70	UB 28	Federal	Lode	20	70S	87E	29	82508	314	926
71	UB 29	Federal	Lode	20	70S	87E	29	82509	314	927
72	UB 30	Federal	Lode	20	70S	87E	28	82510	314	928
73	UB 31	Federal	Lode	20	70S	87E	28	82511	314	929
74	UB 32	Federal	Lode	20	70S	87E	28	82512	314	930
75	UB 33	Federal	Lode	20	70S	87E	28	82513	314	931
76	UB 34	Federal	Lode	20	70S	87E	29	82514	314	932
77	UB 35	Federal	Lode	20	70S	87E	29	82515	314	933
78	UB 36	Federal	Lode	20	70S	87E	28	82516	314	934
79	UB 37	Federal	Lode	20	70S	87E	28	82517	314	935
80	UB 38	Federal	Lode	20	70S	87E	28	82518	314	936
81	UB 39	Federal	Lode	20	70S	87E	28	82519	314	937
82	UB 40	Federal	Lode	20	70S	87E	29	82520	314	938
83	UB 41	Federal	Lode	20	70S	87E	29	82521	314	939
84	UB 42	Federal	Lode	20	70S	87E	28	82522	314	940
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
85	UB 43	Federal	Lode	20	70S	87E	28	82523	314	941
86	UB 44	Federal	Lode	20	70S	87E	28	82524	314	942
87	UB 45	Federal	Lode	20	70S	87E	28	82525	314	943
88	UB 46	Federal	Lode	20	70S	87E	27	82526	314	944
89	UB 47	Federal	Lode	20	70S	87E	27	82527	314	945
90	UB 48	Federal	Lode	20	70S	87E	27	82528	314	946
91	UB 49	Federal	Lode	20	70S	87E	20	82529	314	947
92	UB 50	Federal	Lode	20	70S	87E	20	82530	314	948
93	UB 51	Federal	Lode	20	70S	87E	20	82531	314	949
94	UB 52	Federal	Lode	20	70S	87E	21	82532	314	950
95	UB 53	Federal	Lode	20	70S	87E	21	82533	314	951
96	UB 54	Federal	Lode	20	70S	87E	21	82534	314	952
97	UB 55	Federal	Lode	20	70S	87E	22	82535	314	953
98	UB 56	Federal	Lode	20	70S	87E	22	82536	314	954
99	UB 57	Federal	Lode	20	70S	87E	22	82537	314	955
100	UB 58	Federal	Lode	20	70S	87E	20	82538	314	956
101	UB 59	Federal	Lode	20	70S	87E	20	82539	314	957
102	UB 60	Federal	Lode	20	70S	87E	20	82540	314	958
103	UB 61	Federal	Lode	20	70S	87E	21	82541	314	959
104	UB 62	Federal	Lode	20	70S	87E	21	82542	314	960
105	UB 63	Federal	Lode	20	70S	87E	21	82543	314	961
106	UB 64	Federal	Lode	20	70S	87E	22	82544	314	962
107	UB 65	Federal	Lode	20	70S	87E	22	82545	314	963
108	UB 66	Federal	Lode	20	70S	87E	22	82546	314	964
109	UB 67	Federal	Lode	20	70S	87E	20	82547	314	965
110	UB 68	Federal	Lode	20	70S	87E	20	82548	314	966
111	UB 69	Federal	Lode	20	70S	87E	20	82549	314	967
112	UB 70	Federal	Lode	20	70S	87E	21	82550	314	968
113	UB 71	Federal	Lode	20	70S	87E	21	82551	314	969
114	UB 72	Federal	Lode	20	70S	87E	21	82552	314	970
115	UB 73	Federal	Lode	20	70S	87E	22	82553	314	971
116	UB 74	Federal	Lode	20	70S	87E	22	82554	314	972
117	UB 75	Federal	Lode	20	70S	87E	22	82555	314	973
118	UB 76	Federal	Lode	20	70S	87E	20	82556	314	974
119	UB 77	Federal	Lode	20	70S	87E	20	82557	314	975
120	UB 78	Federal	Lode	20	70S	87E	20	82558	314	976
121	UB 79	Federal	Lode	20	70S	87E	21	82559	314	977
122	UB 80	Federal	Lode	20	70S	87E	21	82560	314	978
123	UB 81	Federal	Lode	20	70S	87E	21	82561	314	979
124	UB 82	Federal	Lode	20	70S	87E	22	82562	314	980
125	UB 83	Federal	Lode	20	70S	87E	22	82563	314	981
126	UB 84	Federal	Lode	20	70S	87E	22	82564	314	982
127	UB 85	Federal	Lode	20	70S	87E	20	82565	314	983
128	UB 86	Federal	Lode	20	70S	87E	20	82566	314	984
129	UB 87	Federal	Lode	20	70S	87E	20	82567	314	985
130	UB 88	Federal	Lode	20	70S	87E	21	82568	314	986
131	UB 89	Federal	Lode	20	70S	87E	21	82569	314	987
132	UB 90	Federal	Lode	20	70S	87E	21	82570	314	988
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
133	UB 91	Federal	Lode	20	70S	87E	22	82571	314	989
134	UB 92	Federal	Lode	20	70S	87E	22	82572	314	990
135	UB 93	Federal	Lode	20	70S	87E	22	82573	314	991
136	UB 94	Federal	Lode	20	70S	87E	20	82574	314	992
137	UB 95	Federal	Lode	20	70S	87E	20	82575	314	993
138	UB 96	Federal	Lode	20	70S	87E	20	82576	314	994
139	UB 97	Federal	Lode	20	70S	87E	21	82577	314	995
140	UB 98	Federal	Lode	20	70S	87E	21	82578	314	996
141	UB 99	Federal	Lode	20	70S	87E	21	82579	314	997
142	UB 100	Federal	Lode	20	70S	87E	22	82580	314	998
143	UB 101	Federal	Lode	20	70S	87E	22	82581	314	999
144	UB 102	Federal	Lode	20	70S	87E	22	82582	315	1
145	UB 103	Federal	Lode	20	70S	87E	22	82583	315	2
146	UB 104	Federal	Lode	20	70S	87E	22	82584	315	3
147	UB 105	Federal	Lode	20	70S	87E	22	82585	315	4
148	UB 106	Federal	Lode	20	70S	87E	27	82719	318	489
149	UB 107	Federal	Lode	20	70S	87E	27	82720	318	490
150	UB 108	Federal	Lode	20	70S	87E	27	82721	318	491
151	UB 109	Federal	Lode	20	70S	87E	27	82722	318	492
152	UB 110	Federal	Lode	20	70S	87E	27	82723	318	493
153	UB 111	Federal	Lode	20	70S	87E	27	82724	318	494
154	UB 112	Federal	Lode	20	70S	87E	27	82725	318	495
155	UB 113	Federal	Lode	20	70S	87E	27	82726	318	496
156	UB 114	Federal	Lode	20	70S	87E	27	82727	318	497
157	UB 115	Federal	Lode	20	70S	87E	27	82728	318	498
158	UB 116	Federal	Lode	20	70S	87E	27	82729	318	499
159	UB 117	Federal	Lode	20	70S	87E	27	82730	318	500
160	UB 118	Federal	Lode	20	70S	87E	27	82731	318	501
161	UB 119	Federal	Lode	20	70S	87E	27	82732	318	502
162	UB 120	Federal	Lode	20	70S	87E	27	82733	318	503
163	UB 121	Federal	Lode	20	70S	87E	27	82734	318	504
164	UB 122	Federal	Lode	20	70S	87E	27	82735	318	505
165	UB 123	Federal	Lode	20	70S	87E	27	82736	318	506
166	UB 124	Federal	Lode	20	70S	87E	27	82737	318	507
167	UB 125	Federal	Lode	20	70S	87E	27	82738	318	509
168	UB 126	Federal	Lode	20	70S	87E	27	82739	318	510
169	QTUBL 1	Federal	Lode	18	70S	87E	21	82988	326	431
170	QTUBL 2	Federal	Lode	18	70S	87E	21	82989	326	434
171	QTUBL 3	Federal	Lode	18	70S	87E	21	82990	326	435
172	QTUBL 4	Federal	Lode	8	70S	87E	21	82991	326	436
173	QTUBL 5	Federal	Lode	18	70S	87E	21	82992	326	437
174	QTUBL 6	Federal	Lode	18	70S	87E	21	82993	326	438
175	QTUBL 7	Federal	Lode	18	70S	87E	21	82994	326	439
176	QTUBL 8	Federal	Lode	18	70S	87E	21	82995	326	440
177	QTUBL 9	Federal	Lode	18	70S	87E	22	82996	326	441
178	QTUBL 10	Federal	Lode	18	70S	87E	21	82997	326	442
179	QTUBL 11	Federal	Lode	18	70S	87E	21	82998	326	443
180	QTUBL 12	Federal	Lode	18	70S	87E	21	82999	326	444
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
181	QTUBL 13	Federal	Lode	18	70S	87E	21	83000	326	445
182	QTUBL 14	Federal	Lode	18	70S	87E	22	83001	326	446
183	QTUBL 15	Federal	Lode	18	70S	87E	16	83002	326	447
184	QTUBL 16	Federal	Lode	18	70S	87E	16	83003	326	448
185	QTUBL 17	Federal	Lode	18	70S	87E	16	83004	326	449
186	QTUBL 18	Federal	Lode	18	70S	87E	16	83005	326	450
187	QTUBL 19	Federal	Lode	18	70S	87E	15	83006	326	451
188	QTUBL 20	Federal	Lode	18	70S	87E	15	83007	326	452
189	QTUBL 21	Federal	Lode	18	70S	87E	16	83008	326	453
190	QTUBL 22	Federal	Lode	18	70S	87E	16	83009	326	454
191	QTUBL 23	Federal	Lode	18	70S	87E	16	83010	326	455
192	QTUBL 24	Federal	Lode	18	70S	87E	16	83011	326	456
193	QTUBL 25	Federal	Lode	18	70S	87E	15	83012	326	457
194	QTUBL 26	Federal	Lode	18	70S	87E	15	83013	326	458
195	QTUBL 27	Federal	Lode	18	70S	87E	16	83014	326	459
196	QTUBL 28	Federal	Lode	18	70S	87E	16	83015	326	460
197	QTUBL 29	Federal	Lode	18	70S	87E	16	83016	326	461
198	QTUBL 30	Federal	Lode	18	70S	87E	16	83017	326	462
199	QTUBL 31	Federal	Lode	18	70S	87E	15	83018	326	463
200	QTUBL 32	Federal	Lode	18	70S	87E	15	83019	326	464
201	QTUBL 33	Federal	Lode	18	70S	87E	16	83020	326	465
202	QTUBL 34	Federal	Lode	18	70S	87E	16	83021	326	466
203	QTUBL 35	Federal	Lode	18	70S	87E	16	83022	326	467
204	QTUBL 36	Federal	Lode	18	70S	87E	16	83023	326	468
205	QTUBL 37	Federal	Lode	18	70S	87E	15	83024	326	469
206	QTUBL 38	Federal	Lode	18	70S	87E	16	83025	326	470
207	QTUBL 39	Federal	Lode	18	70S	87E	16	83026	326	471
208	QTUBL 40	Federal	Lode	18	70S	87E	16	83027	326	472
209	QTUBL 41	Federal	Lode	18	70S	87E	16	83028	326	473
210	QTUBL 42	Federal	Lode	18	70S	87E	15	83029	326	474
211	QTUBL 43	Federal	Lode	20	70S	87E	26	83030	326	475
212	QTUBL 44	Federal	Lode	20	70S	87E	26	83031	326	476
213	QTUBL 45	Federal	Lode	20	70S	87E	26	83032	326	477
214	QTUBL 46	Federal	Lode	20	70S	87E	22	83033	326	478
215	QTUBL 47	Federal	Lode	20	70S	87E	23	83034	326	479
216	QTUBL 48	Federal	Lode	20	70S	87E	23	83035	326	480
217	QTUBL 49	Federal	Lode	20	70S	87E	22	83036	326	481
218	QTUBL 50	Federal	Lode	20	70S	87E	23	83037	326	482
219	QTUBL 51	Federal	Lode	20	70S	87E	23	83038	326	483
220	QTUBL 52	Federal	Lode	20	70S	87E	22	83039	326	484
221	QTUBL 53	Federal	Lode	20	70S	87E	23	83040	326	485
222	QTUBL 54	Federal	Lode	20	70S	87E	23	83041	326	486
223	QTUBL 55	Federal	Lode	20	70S	87E	22	83042	326	487
224	QTUBL 56	Federal	Lode	20	70S	87E	23	83043	326	488
225	QTUBL 57	Federal	Lode	20	70S	87E	23	83044	326	489
226	QTUBL 58	Federal	Lode	20	70S	87E	22	83045	326	490
227	QTUBL 59	Federal	Lode	20	70S	87E	23	83046	326	491
228	QTUBL 60	Federal	Lode	20	70S	87E	23	83047	326	492

No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
229	QTUBL 61	Federal	Lode	20	70S	87E	22	83048	326	493
230	QTUBL 62	Federal	Lode	20	70S	87E	23	83049	326	494
231	QTUBL 63	Federal	Lode	20	70S	87E	23	83050	326	495
232	QTUBL 64	Federal	Lode	20	70S	87E	22	83051	326	496
233	QTUBL 65	Federal	Lode	20	70S	87E	23	83052	326	497
234	QTUBL 66	Federal	Lode	20	70S	87E	23	83053	326	498
235	QTUBL 67	Federal	Lode	12	70S	87E	22	83054	326	499
236	QTUBL 68	Federal	Lode	20	70S	87E	22	83055	326	500
237	QTUBL 69	Federal	Lode	20	70S	87E	22	83056	326	501
238	QTUBL 70	Federal	Lode	20	70S	87E	23	83057	326	502
239	QTUBL 71	Federal	Lode	20	70S	87E	23	83058	326	503
240	QTUBL 72	Federal	Lode	12	70S	87E	22	83059	326	504
241	QTUBL 73	Federal	Lode	20	70S	87E	22	83060	326	505
242	QTUBL 74	Federal	Lode	20	70S	87E	22	83061	326	506
243	QTUBL 75	Federal	Lode	20	70S	87E	23	83062	326	507
244	QTUBL 76	Federal	Lode	20	70S	87E	23	83063	326	508
245	QTUBL 77	Federal	Lode	20	70S	86E	26	83064	326	509
246	QTUBL 78	Federal	Lode	20	70S	86E	26	83065	326	510
247	QTUBL 79	Federal	Lode	20	70S	86E	25	83066	326	511
248	QTUBL 80	Federal	Lode	20	70S	86E	25	83067	326	512
249	QTUBL 81	Federal	Lode	20	70S	86E	25	83068	326	513
250	QTUBL 82	Federal	Lode	20	70S	86E	25	83069	326	514
251	QTUBL 83	Federal	Lode	20	70S	87E	30	83070	326	515
252	QTUBL 84	Federal	Lode	20	70S	86E	26	83071	326	516
253	QTUBL 85	Federal	Lode	20	70S	86E	26	83072	326	517
254	QTUBL 86	Federal	Lode	20	70S	86E	25	83073	326	518
255	QTUBL 87	Federal	Lode	20	70S	86E	25	83074	326	519
256	QTUBL 88	Federal	Lode	20	70S	86E	25	83075	326	520
257	QTUBL 89	Federal	Lode	20	70S	86E	25	83076	326	521
258	QTUBL 90	Federal	Lode	20	70S	87E	30	83077	326	522
259	QTUBL 91	Federal	Lode	20	70S	86E	26	83078	326	523
260	QTUBL 92	Federal	Lode	20	70S	86E	26	83079	326	524
261	QTUBL 93	Federal	Lode	20	70S	86E	25	83080	326	525
262	QTUBL 94	Federal	Lode	20	70S	86E	25	83081	326	526
263	QTUBL 95	Federal	Lode	20	70S	86E	25	83082	326	527
264	QTUBL 96	Federal	Lode	20	70S	86E	25	83083	326	528
265	QTUBL 97	Federal	Lode	20	70S	87E	30	83084	326	529
266	QTUBL 98	Federal	Lode	20	70S	86E	26	83085	326	530
267	QTUBL 99	Federal	Lode	20	70S	86E	26	83086	326	531
268	QTUBL 100	Federal	Lode	20	70S	86E	25	83087	326	532
269	QTUBL 101	Federal	Lode	20	70S	86E	25	83088	326	533
270	QTUBL 102	Federal	Lode	20	70S	86E	25	83089	326	534
271	QTUBL 103	Federal	Lode	20	70S	86E	25	83090	326	535
272	QTUBL 104	Federal	Lode	20	70S	87E	30	83091	326	536
273	QTUBL 105	Federal	Lode	20	70S	86E	26	83092	326	537
274	QTUBL 106	Federal	Lode	20	70S	86E	26	83093	326	538
275	QTUBL 107	Federal	Lode	20	70S	86E	25	83094	326	539
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
276	QTUBL 108	Federal	Lode	20	70S	86E	25	83095	326	540
277	QTUBL 109	Federal	Lode	20	70S	86E	25	83096	326	541
278	QTUBL 110	Federal	Lode	20	70S	86E	25	83097	326	542
279	QTUBL 111	Federal	Lode	20	70S	87E	30	83098	326	543
280	QTUBL 112	Federal	Lode	20	70S	86E	25	83099	326	544
281	QTUBL 113	Federal	Lode	20	70S	86E	25	83100	326	545
282	QTUBL 114	Federal	Lode	20	70S	86E	25	83101	326	546
283	QTUBL 115	Federal	Lode	20	70S	86E	25	83102	326	547
284	QTUBL 116	Federal	Lode	20	70S	87E	30	83103	326	548
285	QTUBL 117	Federal	Lode	20	70S	86E	25	83104	326	549
286	QTUBL 118	Federal	Lode	20	70S	86E	25	83105	326	550
287	QTUBL 119	Federal	Lode	20	70S	86E	25	83106	326	551
288	QTUBL 120	Federal	Lode	20	70S	86E	25	83107	326	552
289	QTUBL 121	Federal	Lode	20	70S	87E	30	83108	326	553
290	QTUBL 122	Federal	Lode	20	70S	86E	25	83109	326	554
291	QTUBL 123	Federal	Lode	20	70S	86E	25	83110	326	555
292	QTUBL 124	Federal	Lode	20	70S	86E	25	83111	326	556
293	QTUBL 125	Federal	Lode	20	70S	86E	25	83112	326	557
294	QTUBL 126	Federal	Lode	20	70S	87E	30	83113	326	558
295	QTUBL 127	Federal	Lode	20	70S	86E	23	83114	326	559
296	QTUBL 128	Federal	Lode	20	70S	86E	24	83115	326	560
297	QTUBL 129	Federal	Lode	20	70S	86E	24	83116	326	561
298	QTUBL 130	Federal	Lode	20	70S	86E	24	83117	326	562
299	QTUBL 131	Federal	Lode	20	70S	87E	19	83118	326	563
300	QTUBL 132	Federal	Lode	20	70S	86E	24	83119	326	564
301	QTUBL 133	Federal	Lode	20	70S	86E	24	83120	326	565
302	QTUBL 134	Federal	Lode	20	70S	86E	24	83121	326	566
303	QTUBL 135	Federal	Lode	20	70S	87E	19	83122	326	567
304	QTUBL 137	Federal	Lode	20	70S	86E	24	83124	326	569
305	QTUBL 138	Federal	Lode	20	70S	86E	24	83125	326	570
306	QTUBL 139	Federal	Lode	20	70S	87E	19	83126	326	571
307	QTUBL 141	Federal	Lode	20	70S	86E	24	83128	326	573
308	QTUBL 142	Federal	Lode	20	70S	86E	24	83129	326	574
309	QTUBL 143	Federal	Lode	20	70S	87E	19	83130	326	575
310	QTUBL 145	Federal	Lode	20	70S	86E	24	83132	326	577
311	QTUBL 146	Federal	Lode	20	70S	86E	24	83133	326	578
312	QTUBL 147	Federal	Lode	20	70S	86E	24	83134	326	579
313	QTUBL 148	Federal	Lode	20	70S	87E	19	83135	326	580
314	QTUBL 149	Federal	Lode	20	70S	86E	23	83136	326	581
315	QTUBL 150	Federal	Lode	20	70S	86E	24	83137	326	582
316	QTUBL 151	Federal	Lode	20	70S	86E	24	83138	326	583
317	QTUBL 152	Federal	Lode	20	70S	86E	24	83139	326	584
318	QTUBL 153	Federal	Lode	20	70S	87E	19	83140	326	585
319	QTUBL 154	Federal	Lode	20	70S	86E	23	83141	326	586
320	QTUBL 155	Federal	Lode	20	70S	86E	24	83142	326	587
321	QTUBL 156	Federal	Lode	20	70S	86E	24	83143	326	588
322	QTUBL 157	Federal	Lode	20	70S	86E	24	83144	326	589
323	QTUBL 158	Federal	Lode	20	70S	87E	19	83145	326	590
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
324	QTUBL 159	Federal	Lode	20	70S	86E	23	83146	326	591
325	QTUBL 160	Federal	Lode	20	70S	86E	24	83147	326	592
326	QTUBL 161	Federal	Lode	20	70S	86E	24	83148	326	593
327	QTUBL 162	Federal	Lode	20	70S	86E	24	83149	326	594
328	QTUBL 163	Federal	Lode	20	70S	87E	19	83150	326	595
329	QTUBL 164	Federal	Lode	20	70S	86E	23	83151	326	596
330	QTUBL 165	Federal	Lode	20	70S	86E	24	83152	326	597
331	QTUBL 166	Federal	Lode	20	70S	86E	24	83153	326	598
332	QTUBL 167	Federal	Lode	20	70S	86E	24	83154	326	599
333	QTUBL 168	Federal	Lode	20	70S	87E	19	83155	326	600
334	QTUBL 172	Federal	Lode	20	70S	86E	26	83159	326	604
335	QTUBL 173	Federal	Lode	9	70S	86E	26	83160	326	605
336	QTUBL 169	Federal	Lode	15	70S	86E	23	83156	326	601
337	QTUBL 170	Federal	Lode	20	70S	86E	26	83157	326	602
338	QTUBL 171	Federal	Lode	20	70S	86E	26	83158	326	603
339	QTUBL 175	Federal	Lode	18	70S	86E	23	83162	326	607
340	QTUBL 174	Federal	Lode	1	70S	86E	23	83161	326	606
341	QTUBL 144	Federal	Lode	18	70S	86E	23	83131	326	576
342	QTUBL 179	Federal	Lode	15	70S	86E	23	83166	326	611
343	QTUBL 178	Federal	Lode	9	70S	86E	23	83165	326	610
344	QTUBL 181	Federal	Lode	20	70S	86E	23	83168	326	613
345	QTUBL 180	Federal	Lode	11	70S	86E	23	83167	326	612
346	QTUBL 177	Federal	Lode	3	70S	86E	24	83164	326	609
347	QTUBL 140	Federal	Lode	20	70S	86E	24	83127	326	572
348	QTUBL 136	Federal	Lode	20	70S	86E	24	83123	326	568
349	QTUBL 176	Federal	Lode	1	70S	86E	24	83163	326	608
350	QTUBP 1	Federal	Placer	18	70S	87E	21	82946	326	387
351	QTUBP 2	Federal	Placer	18	70S	87E	21	82947	326	390
352	QTUBP 3	Federal	Placer	18	70S	87E	21	82948	326	391
353	QTUBP 4	Federal	Placer	8	70S	87E	21	82949	326	392
354	QTUBP 5	Federal	Placer	18	70S	87E	21	82950	326	393
355	QTUBP 6	Federal	Placer	18	70S	87E	21	82951	326	394
356	QTUBP 7	Federal	Placer	18	70S	87E	21	82952	326	395
357	QTUBP 8	Federal	Placer	18	70S	87E	21	82953	326	396
358	QTUBP 9	Federal	Placer	18	70S	87E	22	82954	326	397
359	QTUBP 10	Federal	Placer	18	70S	87E	21	82955	326	398
360	QTUBP 11	Federal	Placer	18	70S	87E	21	82956	326	399
361	QTUBP 12	Federal	Placer	18	70S	87E	21	82957	326	400
362	QTUBP 13	Federal	Placer	18	70S	87E	21	82958	326	401
363	QTUBP 14	Federal	Placer	18	70S	87E	22	82959	326	402
364	QTUBP 15	Federal	Placer	18	70S	87E	16	82960	326	403
365	QTUBP 16	Federal	Placer	18	70S	87E	16	82961	326	404
366	QTUBP 17	Federal	Placer	18	70S	87E	16	82962	326	405
367	QTUBP 18	Federal	Placer	18	70S	87E	16	82963	326	406
368	QTUBP 19	Federal	Placer	18	70S	87E	15	82964	326	407
369	QTUBP 20	Federal	Placer	18	70S	87E	15	82965	326	408
370	QTUBP 21	Federal	Placer	18	70S	87E	16	82966	326	409
371	QTUBP 22	Federal	Placer	18	70S	87E	16	82967	326	410
No.	Name	Fed/State	Type	Acres	Township	Range	Section	AA/ADL #	Book	Page
372	QTUBP 23	Federal	Placer	18	70S	87E	16	82968	326	411
373	QTUBP 24	Federal	Placer	18	70S	87E	16	82969	326	412
374	QTUBP 25	Federal	Placer	18	70S	87E	15	82970	326	413
375	QTUBP 26	Federal	Placer	18	70S	87E	15	82971	326	414
376	QTUBP 27	Federal	Placer	18	70S	87E	16	82972	326	415
377	QTUBP 28	Federal	Placer	18	70S	87E	16	82973	326	416
378	QTUBP 29	Federal	Placer	18	70S	87E	16	82974	326	417
379	QTUBP 30	Federal	Placer	18	70S	87E	16	82975	326	418
380	QTUBP 31	Federal	Placer	18	70S	87E	15	82976	326	419
381	QTUBP 32	Federal	Placer	18	70S	87E	15	82977	326	420
382	QTUBP 33	Federal	Placer	18	70S	87E	16	82978	326	421
383	QTUBP 34	Federal	Placer	18	70S	87E	16	82979	326	422
384	QTUBP 35	Federal	Placer	18	70S	87E	16	82980	326	423
385	QTUBP 36	Federal	Placer	18	70S	87E	16	82981	326	424
386	QTUBP 37	Federal	Placer	18	70S	87E	15	82982	326	425
387	QTUBP 38	Federal	Placer	18	70S	87E	16	82983	326	426
388	QTUBP 39	Federal	Placer	18	70S	87E	16	82984	326	427
389	QTUBP 40	Federal	Placer	18	70S	87E	16	82985	326	428
390	QTUBP 41	Federal	Placer	18	70S	87E	16	82986	326	429
391	QTUBP 42	Federal	Placer	18	70S	87E	15	82987	326	430
1	QTUBST 1	State	Both	40	70S	86E	14	604428	325	53
2	QTUBST 2	State	Both	40	70S	86E	14	604429	325	55
3	QTUBST 3	State	Both	40	70S	86E	14	604430	325	56
4	QTUBST 4	State	Both	40	70S	86E	14	604431	325	57
5	QTUBST 5	State	Both	40	70S	86E	14	604432	325	58
6	QTUBST 6	State	Both	40	70S	86E	13	604576	329	35
AMENDMENT TO THE UNION BAY PROJECT OPTION AGREEMENT BETWEEN FREEGOLD VENTURES LIMITED AND FREEGOLD RECOVERY USA AND PACIFIC NORTH WEST CAPITAL CORP. DATED OCTOBER 1ST, 2002.

THIS AMENDED AGREEMENT is made and dated for reference as of the 2nd day of April 2003.

Whereas pursuant to an Agreement entered into between Freegold Ventures Limited and Freegold Recovery USA (collectively the Optionor) and Pacific North West Capital Corp. (hereinafter referred to as “PFN”) dated October 1st, 2002, the parties to this Agreement agree to amend the terms of the Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual convenants and Agreements contained herein, the parties hereto agree as follows:

Article 15.01

PFN may assign of its rights and obligations under this Option Agreeement at any time provided the Optionor’s rights are not diminished in any manner. PFN may enter into agreements with other mining Companies at any time whereby the latter can earn a majority interest in the Property on terms which may include the assumption of one or more of PFN’s obligations under this Option Agreement. Such interest will only be transferred when PFN vests with an interest. PFN may accelerate its cash/share and exploration expenditures in order to vest earlier with an interest. In the event a Major elects to participate in the Project, and subsequently vests with an interest in the Property the Optionor and PFN will contribute to this interest in proportion to their existing interests at this time. In the event that a Major elects to participate in the Project before PFN vests with a 50% interests, PFN will issue PFN shares to the value of Cdn $100,000 to the Optionor, within 15 days of PFN becoming vested, or such amount which will result in PFN having spent $1 million in exploration expenditures. The shares will be issued at a price equivalent to the volume weighted 5 days average price preceeding the vesting date. PFN will receive 100% of the first US $60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Optionor and PFN.

The above shall be deleted and the following substituted:

PFN may assign of its rights and obligations under this Option Agreeement at any time provided the Optionor’s rights are not diminished in any manner. PFN may enter into agreements with other mining Companies at any time whereby the latter can earn a majority interest in the Property on terms which may include the assumption of one or more of PFN’s obligations under this Option Agreement. PFN may accelerate its cash/share and exploration expenditures in order to vest earlier with an interest. In the event a Major elects to participate in the Project, and subsequently vests with an interest in the Property the Optionor and PFN shall each, at the time of vesting, be deemed to hold a 50% interest in the Property and will each contribute equally to the interest to be earned by the Major. In this event PFN shall relinquish its right to increase its interest to 60% or 70% as set out in Article 3.

In the event that a Major elects to participate in the Project before PFN vests with a 50% interest, PFN will issue PFN shares to the value of Cdn $100,000 to the Optionor, within 15 days of PFN becoming vested. The shares will be issued at a price equivalent to the volume weighted 5 days average price preceeding the vesting date. PFN will receive 100% of the first US $60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Optionor and PFN.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first written above.

FREEGOLD VENTURES LIMITED

“Harry Barr”

By:___________________________

FREEGOLD RECOVERY, USA

“Harry Barr”

By:___________________________

PACIFIC NORTH WEST CAPITAL CORP.

“John Royall”

By:___________________________

SCHEDULE C

Definition of Indicated Resource

The following definition has been extracted from the Document: Canadian Institute of Mining, Metallurgy, and Petroleum, CIM Standards on Mineral Resources and Reserves, as adopted by the CIM Council on August 20, 2000.  This definition is to be construed in accordance with that Document as a whole.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralisation may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralisation.  The Qualified Person must recognise the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project.  An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

SCHEDULE D

NET SMELTER ROYALTY

1.

For the purposes of this agreement the term “Net Smelter Royalty” shall mean the actual proceeds received from the sale of the Product derived from the Ore mined from the JV Property.

2.

Within 20 days after the end of each month the Operator shall submit to each Participant a statement reflecting the actual net proceeds received from the sale of the Product during the preceding month and within 20 days the Participants shall pay to the holder of the Net Smelter Royalty an amount equal to the 2.5% or 1.8% Net Smelter Royalty, as the case may be.

3.

Total remuneration payable to the holder of the 2.5% or 1.8% Net Smelter Royalty, as the case may be, shall be based on an adjusted basis for such Fiscal Year in accordance with the audited financial statements for the joint venture for that year and an appropriate amount shall be paid to or refunded by the other Participant, as the case may be, within 14 days of the finalisation of the audited financial statements.

4.

The holder of the 2.5% or 1.8% Net Smelter Royalty, as the case may be, upon notice to the Operator within 60 days of receipt of the audited financial statements for the joint venture, shall have the right to audit the proceeds received from the sale of the Product derived from the Ore mined from the JV Property and the related expenses incurred.  If the audit indicates a difference of more than 3% of the actual proceeds received from the sale of the Product derived from the Ore mined from the JV Property, then the accounts will be re-audited by a third independent firm of chartered accountants whose decision will be final.  If the results of the third audit indicate a difference more than 3% of the actual proceeds received from the sale of the Product derived from the Ore mined from the JV Property than the amount determined by the independent firm of chartered accountants appointed by the Operator, then appropriate adjustments to the audited accounts will be made.  Any audit will be at the expense of the holder of the 2.5% or 1.8% Net Smelter Royalty, as the case may be, unless an adjustment to the audited accounts is made in accordance with this section in which case the expenses will be borne by the Optionors.

5.

The obligation of the Optionors to pay the Net Smelter Royalty is joint and several and shall survive the termination of the agreement.

SCHEDULE E

SCOPE OF WORK AND BUDGET

				TABLE 1
				2003 UNION BAY PROJECT					26-Mar-03
				PROJECT BUDGET
				(all costs in US$)					Note: Data has not been updated to Gantt chart

*	Personnel:	number	month/day	$/mo or day	lump sum		total		remarks
	Supervision, office o/h	0	0.00	400	0		0		Pacific NW (see Mgt Fee)
	Project Manager	0.5	120.00	400	0		24000		Avalon
	Senior Geologist	2	120.00	300	0		72000		Avalon
	Junior Geologist	0	0.00	225	0		0		Avalon
	Snr. Computer Analyst	1	90.00	250	0		22500		Avalon
	Technician/sampler	2	120.00	225	0		54000		Avalon
	Expediter	0.5	90.00	225	0		10125		Avalon
	Cook	0	75.00	175	0		0		Avalon
	Camp Manager	0	0.00	0	0		0
	Payroll Taxes	0	0.00	0	27394		27394		Fed Tax, Work Comp, benefits
						subtot	210,019	*
*	Equip/Supplies/Misc:	number	months	$/mo	lump sum
	Rental Vehicles	1	4.00	1400	0		5600		Avalon F350 in Ketchikan
	Room & Board	1	0.00	0	4,500		4500		30 man-days @ $150/day, Ketchikan
	Commercial Airlines	1	1.00	0	10,000		10000		Flghts to and from Ketchikan
	Maps, Photos, refs.	0	0.00	0	3,500		3500		Maps, airphotos
	Field Supplies	0	0.00	0	5,000		5000		Flagging, lath, bags, etc.
	Contract Camp	1	0.00	0	75,000		75000		75 days, 10 person camp, $100/day incl. food
	Camp and Supplies	1	0.00	0	5,000		5000		Timber, radios, office supplies
	Fuel - Diesel & Jet	0	0.00	0	12,640		12640		Drill and helicopter fuel @ $79/drum
	Fuel - Gasoline, Propane, etc.	0	0.00	0	1,500		1500		Truck, cook stove
						subtot	122,740	*
*	Geochemistry	number	elem	$ ea
	Soil, Pan Con, Str. Sed.	75	32.00	18	0		1350
	Rocks (trench, grab)	1000	32.00	18	0		18000		Au-Pt-Pd + ICP MS
	Core	1250	32.00	18	0		22500		Au-Pt-Pd + ICP MS
	Metallurgical/Petrological	50	6.00	75	0		3750		6-element PGE
	Standards	0	10.00	0	548		548
	Sample Freight	0	0.00	0	5000		5000
						subtot	51,148	*
*	Geophysics:	line mi	$/mi	mobe	lump sum
	CSAMT	0	0.00	0	0		0
	I.P/Resistivity	0	0.00	0	0		0
	Mag/VLF/Res/EM/Rad	0	0.00	0	0		0
	Gravity	0	0.00	0	0		0
	Seismic	0	0.00	0	0		0
	Airborne mag/EM/rad	0	0.00	0	0		0
	T M / photo interp	0	0.00	0	0		0
						subtot	0	*
*	Land/Property:	days/claims	$ per	mobe	lump sum
	Claim staking	0	0.00	0	0		0		?
	Surveying	0	0.00	0	0		0		78,800 new claims
	Land research, misc	0	0.00	0	0		0
						subtot	0	*
*	Property Cost	Initial $	Number	Annual $
	Advance Royalties	0	0.00	0	0		0
	Annual Rentals	785	100.00	0	0		78500		Federal new claim filing and rents
	Recording Fees, etc.	0	17.00	0	900		900		BLM & State recording
	New Acquisitions	0	0.00	0	0		0
						subtot	79,400	*
*	Computer Services	hours	$/hr	Expens
	Hardware - New, Repair	0	0.00	0	1000		1000		GPS repair, replacement
	Software, New, Upgrade	0	0.00	0	0		0
	Computer Rentals	0	0.00	0	2000		2000		Field laptop & printer
	Contract Services	0	0.00	0	0		0
						subtot	3,000	*
*	Contracted Services:	hours	$/hr	mobe	daily
	Heavy Equip. Rent	0	0.00	5000	0		5000		Barge drill to and from Union Bay
	Mobe/DeMobe	0	0.00	3000	0		3000		LF71-Fly drill contractor charges
	Fixed wing support	0	0.00	0	6800		6800		Float plane resupply
	Helicopter	180	700.00	0	0		126000		Hughes 500D, 3 hr/day min, wet
						subtot	140,800	*
*	Drilling:	ft	$/ft	mobe
	Rev circ	0	12.00	0	0		0
	Core	5412	21.00	0	0		113652		Footage, bits, muds, mpbe-demobe etc.
	Mobe + DeMobe	0	0.00	0	0		0		In driect drill costs
		number	months	$/mo
	Drill Muds	0	0.00	0	0		0
	Reclamation	0	0.00	0	0		0		Cost included in footage
	Permitting	0	0.00	0	1000		1000		Hardrock expl. Permit
						subtot	114,652	*
*	Administration:	number	months	$/mo	lump sum
	Office Rent	0.5	3.00	3000	0		4500		Office overhead and equipment
	Warehouse Rent	0.5	3.00	1200	0		1800		Warehouse and tools
	Utilities	0.25	3.00	500	0		375
	Office Supplies	0.25	3.00	0	500		500
	Phone-Fax-Modem	0.25	3.00	500	0		375		Camp phones, cell phones
	Vehicle Insurance	0.25	3.00	0	500		500
	Outside Legal Counsel	0.25	3.00	0	0		0
	Accounting	0.25	3.00	0	350		350		payroll
	Reproductions	0.25	3.00	0	500		500		copies, claim maps, etc.
	Postage	0.25	3.00	0	250		250		Fedex, USPS
	Post-Season Audit	0.25	3.00	0	10000		10000
						subtot	19,150	*

Cost per foot drilled	150.59	Project Subtotal	$740,909
Cost per day for 120 day season	6,791.66	PFN Mgt Fee (10%)	$74,091
Cost per Man-Day	933.56	PROJECT TOTAL	$815,000

SCHEDULE F

TECHNICAL SERVICES AND OFFTAKE ARRANGEMENTS

1.

Definitions and Interpretation

In this Schedule unless the context otherwise requires:

Buyer means Lonmin or an Associated Company of Lonmin;

Clause means a clause of this Schedule;

Cost means the costs of providing Technical Services to be calculated in accordance with clause 3.6;

Intellectual Property means all patents, patent applications, registered and unregistered trademarks, copyright, designs (whether registered or not), processes, process flows, circuit layouts, rights, know-how, trade secrets, confidential information and all other intellectual property as defined in Article 2 of the Convention Establishing the World Intellectual Property Organisation of July 1967;

Intellectual Property Rights means all rights conferred under statute, common law and equity in and in relation to Intellectual Property;

Lead Participant means the Participant with the greatest Interest amongst PFN or Freegold USA and if both have equal Interests shall mean PFN;

Personnel Costs means the actual direct costs (including salary and related benefits) which are incurred by Lonmin or any of its Associated Companies in respect of its employees and contract personnel for the time being engaged in providing the Technical Services; and

Technical Services means technical or related services which a major producer of platinum group metals would generally be required to perform in the ordinary course of its operations and projects and which are to be provided pursuant to this Agreement.

2.

Offtake Arrangements

2.1

Buyer’s Right to Purchase Product

Pursuant to section 12.2 of the agreement, the Buyer has the right to purchase all or any portion (to be effected proportionately) of the Product of the JV Property which is in Commercial Production.  Any such sale shall be on commercial terms which shall be no more favourable to the Buyer (when considered in totality) than the terms available from third parties which have the appropriate and necessary expertise and experience.  For the avoidance of doubt, an offtake agreement may relate to a single or multiple shipments of a Product or to different Products.

2.2

Notice of Exercise of Right

If the Buyer is not the Operator or an Associated Company of the Operator, the Lead Participant shall provide the Buyer with all the information reasonably necessary in the circumstances regarding the JV Property in order for the Buyer to determine appropriate terms for an offtake arrangement not less than 120 days prior to the anticipated commencement of Commercial Production.  The Buyer shall provide the Lead Participant with written notice of its proposed terms for an offtake agreement for the Product of the JV Property 90 days prior to the anticipated commencement of Commercial Production, which notice shall specify, amongst other things, the basis of pricing for the Product.  The Lead Participant may investigate, for a period of 30 days from receipt of such notice from the Buyer, whether the Buyer’s proposed terms for an offtake agreement for the Product represent the best available commercial terms at the relevant time but, in doing so, it must not disclose the terms of the notice provided by the Buyer without the Buyer’s prior consent.  In undertaking such investigation, the Lead Participant shall engage the services of a party knowledgeable and experienced in such matters.

Within such 30 day period, the Lead Participant must either notify the Buyer:

(a)

that it accepts the Buyer’s proposed terms for an offtake agreement and permits the Operator to enter into an offtake agreement (in definitive form) with the Buyer on the proposed terms as soon as reasonably practicable; or

(b)

of the terms of any bona fide offer of alternative commercial terms it has received from a party with the proven ability and experience to perform the terms of such offer (the “Alternative Offer”) and which terms it considers to be more favourable than those proposed by the Buyer (when considered in totality) and explain the basis on which it considers such Alternative Offer to be more favourable.

If, within 30 days of receiving a notice from the Lead Participant provided in accordance with this section, the Buyer undertakes to match the Alternative Offer specified in the notice (when considered in its totality), the parties shall enter into an offtake agreement (in definitive form) based on the terms of the matching offer.

2.3

Term of Definitive Offtake Agreement

A definitive offtake agreement shall:

(c)

take effect from the date such agreement is executed;

(d)

operate for an initial period of up to 5 years from the date at which Commercial Production commences on the JV Property.

Provided it still has an Interest, the Buyer will have the right to renew or extend the term of a definitive offtake agreement on a 12 month rolling term basis and for this purpose the Lead Participant may investigate prior to the expiry of the initial term or any renewal term, whether the Buyer is still offering the best available commercial terms at the relevant time.  At least 4 months prior to the expiry of the term of a definitive offtake agreement or any renewal, the Buyer must notify the Lead Participant if it proposes to renew or extend the term of the definitive offtake agreement, and any variation from the terms of the existing agreement.  The procedures set out in clause 2.2 with respect to the review by the Lead Participant of the terms of the initial offtake agreement will apply, with the necessary changes, to the renewal of any offtake agreement.

2.4

Definitive Offtake Agreement

In addition to the commercial terms, the definitive offtake agreement shall also make provision for the following ancillary matters:

(a)

method of delivery, schedule of timing and quantities of deliveries and delivery points;

(b)

basis of price payable (including the basis of any and all penalties) and the method of payment;

(c)

title to Products;

(d)

passing of risk;

(e)

force majeure;

(f)

costs;

(g)

payment of duties, fees, taxes and charges which are payable in connection with the agreement or a payment or receipt or other transaction contemplated by it;

(h)

events of default; and

(i)

notices.

3.

Provision of Technical Services by Lonmin

3.1

Request to provide Technical Services

The relevant Joint Venture Technical Committee shall request Lonmin to provide it with Technical Services it requires from time to time in connection with the Exploration Period and Feasibility and Development Phase for the JV Property.  Subject to clause 3.2, Lonmin shall supply the Technical Services which it is requested to provide under this section to the person requesting those Technical Services at cost and on the terms agreed with the relevant Joint Venture Technical Committee.

3.2

Limitations on obligation to provide Technical Services

The parties acknowledge that in supplying any Technical Services under this Agreement, Lonmin is not required to take any action which would:

(a)

breach any contract to which Lonmin or any of its Associated Companies is a party;

(b)

infringe any patent, copyright, trademark or other intellectual property right of a third party;

(c)

be likely to result in a material loss of commercial advantage, and as a result cause financial damage, to Lonmin or any of its Associated Companies;

(d)

otherwise materially hinder Lonmin or any of its Associated Companies in carrying out their business; or

(e)

involve Lonmin or any of its Associated Companies in a conflict of duty and interest of any kind.

3.3

Recording of terms

The minutes of meeting of the relevant Joint Venture Technical Committee shall record the terms on which it is determined that Technical Services will be provided.

3.4

Standard of Technical Services

The Technical Services shall be of a proper professional standard and supplied in accordance with customary platinum group metals industry practice.

3.5

Delegation

Lonmin may engage, in accordance with this schedule, a third party to perform Technical Services on its behalf, but will remain liable at all times for the acts of such third party.

3.6

Calculation of Costs

The Costs for providing the Technical Services will be the actual costs which are incurred by Lonmin in providing the Technical Services under this Agreement, plus 15%.

3.7

Payment or credit for Technical Services

The costs for providing Technical Services to the JV Property shall be credited to and offset against Lonmin’s funding obligations under Article 4 of the Agreement.  The Costs for providing Technical Services with respect to a JV Property during the Operating Phase will be charged as an Operating Cost for such Property.

3.8

Method of Payment

Lonmin shall submit an invoice to the Manager for Technical Services provided to the JV Property, within 30 days of the end of a month for the Costs which it claims for that month.  Details of the invoice and the Costs to which it relates are to be included in the monthly report of the Manager.  Payment for any invoice submitted under this section which is to be paid, rather than credited against Lonmin’s obligations, shall be made within 30 days of the receipt of the invoice.

3.9

Dispute as to invoice

The Manager may dispute an invoice but must credit Lonmin with, or pay Lonmin for, (whichever is applicable) the undisputed portion of the invoice.

3.10

Currency

The costs are to be stated and credited or paid in U.S. dollars.

3.11

Limit on Lonmin’s liability

Notwithstanding any provision in the agreement to the contrary, Lonmin’s total liability in respect of any act, omission or breach with respect to the delivery of Technical Services is to be limited to a sum equivalent to the total costs paid to Lonmin or any party engaged by Lonmin under section 3.5 hereof (or credited to Lonmin) under this Agreement for Technical Services.  Lonmin shall not be liable for indirect or consequential loss (including, without limitation, loss of business revenue, loss of profits, failure to realise expected profits or savings and any other commercial or economic loss of any kind) in contract, tort, under any statute or otherwise arising from or connected with the provision of Technical Services save and except damages resulting from bad faith or wilful misconduct relating to the provision or delivery of Technical Services and, to the maximum extent permitted by law, Lonmin exclude all implied representations and warranties, whether statutory or otherwise, relating to the delivery of Technical Services.

4.

Intellectual Property

4.1

Owner to retain Intellectual Property

Subject to clause 4.2, all Intellectual Property Rights will remain the property of the owner or licensor of those Intellectual Property Rights.

4.2

New inventions and developments for the Union Bay Joint Venture or a Development Project

All Intellectual Property Rights in any new invention, technological developments or improvement to an existing invention created or developed in connection with or for the purposes of the Union Bay Joint Venture (the “Proprietary Rights”) will become and remain the property of Lonmin.  Lonmin will provide such Proprietary Rights to the joint venture at no charge until the date which is six months following the date on which Lonmin no longer has an Interest.

4.3

Indemnify

The owner of Intellectual Property Rights licenced or used pursuant to the agreement and this schedule shall indemnify and save the Participants harmless from all claims and related costs and damages based on an allegation that any of the Intellectual Property Rights infringes the proprietary rights of any third party.

4.4

Notification to other party

If a party ceases to be entitled to use the Intellectual Property Rights it has provided under this agreementt, it shall immediately notify the other party and will not be liable in respect of any infringement claim for the unauthorised use of such intellectual property rights from the date of notification.

5.

General

5.1

The restrictions imposed in the agreement on the Operator dealing with an Associated Company shall not apply to the Technical Services and Offtake Arrangements.

SCHEDULE G

ACCOUNTING PROCEDURES

1.

Terms of agreement to prevail

If there is any inconsistency between any other provision of this agreement and these Accounting Procedures, the other provisions of this agreement shall prevail to the extent of that inconsistency.

2.

Application of Accounting Procedures

The Accounting Procedures shall apply for the duration of the joint venture and will continue to apply after the Joint Venture is terminated until all outstanding liabilities, costs or expenses incurred in respect of the Joint Venture have been paid and any surplus distributed between the Participants in proportion to their Percentage Interests.

The purpose of these Accounting Procedures is to establish equitable methods for determining charges and credits applicable to operations under this agreement on the basis that no Participant who acts as the Operator shall gain or lose in relation to the non-Operator Participant.  The Participants agree that if the methods set out in these Accounting Procedures prove unfair or inequitable to the Operator or to a non-Operator Participant, the Participants shall meet in good faith and endeavour to agree on changes to these Accounting Procedures to correct any unfairness or inequity.

3.

Adjustments

(a)

The Operator shall arrange for all statements of charges and all separate bills, calls and accounts which it has rendered ("Documents") pursuant to the agreement or these Accounting Procedures to be verified by an independent auditor at least once a year.

(b)

Each of the Documents shall be presumed to be true and correct after the date that they are verified by the independent auditor and each of the Operator and the non-Operator Participant will be precluded from making a claim for adjustment after that time.  However, prior to that time, the non-Operator may dispute any of those Documents and make a written request for adjustment to the Operator.

4.

Accounting Records

(a)

The Operator shall maintain the accounting records of all expenditure and credits that are attributable to the Joint Venture and such records shall be of sufficient detail to allow a full and accurate comparison of the actual expenditure to date against Budget.  The accounts shall also include a comparison of the forecast expenditures against Budget for the then current Operating Year.

(b)

All accounts shall be prepared on a monthly basis in the form required by the Joint Venture Committee.  The accounts and accounting records shall be prepared in accordance with generally accepted accounting principles in the US.

(c)

All accounting records shall be maintained in units of US dollars and all payments made by or to a Participant shall be made in US dollars.

(d)

The Operator shall maintain all accounts and accounting records required by applicable law to support its taxation returns or other financial reports required by government.  For the avoidance of doubt, each Participant shall be responsible for its own accounting records as required by applicable law.

(e)

The Operator shall provide the Participants with such information as may reasonably be requested by a Participant to enable the Participant to comply with its own regulatory procedures and reasonable corporate requirements provided that such information is available to the Operator.

(f)

All receipts, vouchers and other documents relating to Expenditure or credits must be retained by the Operator until directed otherwise by the Participants.

5.

Lonmin Sole Funding

(a)

The Operator shall, with the approval of the Joint Venture Committee, open a Joint Venture bank account ("Account") and provide details of such Account to the other Participants.

(b)

The Account shall have an overdraft facility (not exceeding US$50,000).

(c)

Any interest received on or credits obtained in relation to monies in the Account may be used to offset future payment calls and any funds not immediately used should remain deposited in the Account until such time as those funds are required.

6.

Expenditure and credits

The Operator shall charge the Account with all Costs incurred and shall credit the Account with any credit or income received for the purpose of the Joint Venture in accordance with the Scope of Work and Budget or forecasts, as approved by the Joint Venture Technical Committee.

7.

Material records and inventory

(a)

The Operator shall maintain appropriately detailed records of any material which is an Asset.

(b)

A physical count of all materials shall be undertaken by the Operator either once a year or as a progressive stock count in accordance with the planned schedule to ensure that each item in the inventory is checked physically against records at least once per year.  Inventory adjustments shall be made to the account for averages and shortages disclosed by such physical inventories and details of such averages and shortages shall be advised to the Participants.

(c)

A Participant shall have the right at any time to send a representative to observe the annual physical count or the progressive stock count.

(d)

Special physical inventories may be taken whenever there is any assignment of a Percentage Interest pursuant to this agreement.  The assigning Participant shall notify the other Participant of the date on which the assignment is to take place.

(e)

The Operator shall promptly notify the Participant of any major asset (being an asset with a value greater than US$20,000) which is damaged, lost or disposed of.  That notification shall include details of the cost of disposal.

8.

Contingencies

Prior to the Operator actually incurring a contingency which has been allowed for in a Budget or a Scope of Work, the Operator must obtain the approval of the Joint Venture Committee.

SCHEDULE H

PERMITTED ENCUMBRANCES

Paramount title vested in the government of the United States of America.

SCHEDULE I

Lonmin’s initial nominees on the Exploration Committee shall be Chris Davies and Tom Evans.  The Optionors’ initial nominees on the Exploration Committee shall be John Royall and Harry Barr.

The contact details of each nominee shall be as follows:

Chris Davies:

4 Grosvenor Place,

London,

England SW1X 7YL

Telephone No.: +44-20-7201-6013

Facsimile No.

: +44-20-7201-6100

Tom Evans:

4 Grosvenor Place,

London,

England SW1X 7YL

Telephone No

: +44-20-7201-6000

Facsimile No.

: +44-20-7201-6100

John Royall:

2303 West 41st Avenue

Vancouver, British Columbia

V6M 2A3

CANADA

Telephone No.: +1-604-685-1870

Facsimile No.

: +1-604-685-6650

Harry Barr:

2303 West 41st Avenue

Vancouver, British Columbia

V6M 2A3

CANADA

Telephone No.: +1-604-685-1870

Facsimile No.

: +1-604-685-6650

GLITTER LAKE PROJECT – OPTION AGREEMENT

DATED:

August 15th, 2003

BETWEEN:

CANALASKA VENTURES LTD

AND

PACIFIC NORTH WEST CAPITAL CORP.

GLITTER LAKE  PROJECT

PROPERTY OPTION AGREEMENT

THIS OPTION AGREEMENT is made as of the 15th day of August 2003

BETWEEN:

CANALASKA VENTURES LTD. a company duly incorporated pursuant to the laws of British Columbia and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(hereinafter collectively referred to as the “Optionor”)

OF THE FIRST PART

AND:

PACIFIC NORTH WEST CAPITAL CORP. a company duly incorporated pursuant to the laws of Alberta and having an office at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, V6M 2A3

(hereinafter referred to as “PFN”)

OF THE SECOND PART

RECITALS

WHEREAS the Optionor is the recorded and beneficial owner of a 100% interest in certain mineral claims situated in the Province of Quebec, Canada and more particularly described in Schedule “A” attached hereto and made a part of this Option Agreement (hereinafter collectively called the “Property).

AND WHEREAS the Optionor has agreed to grant to PFN an option to acquire a fifty (50%) per cent interest in and to the Property subject to a 1.5% NSR payable to a third party;

NOW THEREFORE THIS OPTION AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and the payment of $10.00, the prior receipt and sufficiency of which is hereby acknowledged by the Optionor and subject to the terms and conditions hereafter set forth, the Optionor and PFN (hereinafter collectively referred to as the “Parties”) hereto agree as follows:

1.

GRANT OF OPTION

a.1

The Optionor hereby grants to PFN the exclusive right and option (the “Option”) to acquire a 50% undivided interest in and to the Property by PFN allotting and reserving for issuance to the Optionor 60,000 free trading (except for any applicable resale restrictions which may be imposed by any regulatory authority having jurisdiction), common shares in the capital of PFN to be paid and issued to the Optionor as follows:

SHARES

Within 5 days regulatory approval of this Option Agreement	20,000

On or before the 1st Anniversary of the approval date of this Option Agreement	20,000

On or before the 2nd Anniversary of the approval date of this Option Agreement	20,000

TOTAL SHARE PAYMENTS	60,000

 This Agreement including the above share payments, is subject to PFN receiving regulatory approval from The Toronto Stock Exchange (TSX).

1.02

CASH

Upon Execution of this Option Agreement	$10,000

On or before the 1st Anniversary of the execution date of this Option Agreement	$15,000

On or before the 2nd Anniversary of the execution date of this Option Agreement	$20,000

TOTAL CASH PAYMENTS	$45,000

The Cash payments are to be made in Canadian Funds.

1.03

PFN is also required to complete the following exploration expenditure on the Property in order to exercise the Option:

On or before April 15th, 2003	$50,000 *

On or before April 15th, 2004	$150,000

On or before April 15th, 2005	$200,000

On or before April 15th, 2006	$300,000

Total exploration expenditures	$700,000

* PFN has completed Exploration expenditures in the amount of $53,138.74 thereby fulfilling the 2003 Exploration commitments.

1.04

In this Option Agreement, “Exploration Expenditures” means all costs and expenses, however denominated, incurred by the Optionee on or in connection with the exploration and development and rehabilitation of the Property and includes all moneys required to maintain the Property in good standing in accordance with the laws of the jurisdiction in which the Property is situated including reclamation cost and an overhead charge of 10% applied to all other costs and expenditures.

2.

OPTION ONLY

2.01

This Option Agreement represents an option only and PFN is under no obligation to the Optionor other the initial $10,000 cash payment referred to in section 1.02.  Any further performance under the terms of this Option Agreement by PFN is expressly at the election of PFN.

3.

EXERCISE OF OPTION AND NET SMELTER RETURNS ROYALTY

3.01

PFN shall have exercised the Option and shall have earned and acquired a 50% interest in and to the Property by having made the Optionor the cash and share payments and completed the exploration expenditures in sections 1.01, 1.02 and 1.03.  Upon vesting with a 50% interest PFN may elect within 45 days to increase its interest to 60% by completing a bankable Feasibility Study within 24 months of having vested.  In the event PFN does not complete a bankeable feasibility study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the Feasibility Study is not completed. Upon vesting with a 60% interest PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of Cdn $50,000 to the Optionor for each year the project is not placed into commercial production.

3.02

PFN shall be under no obligation whatsoever to place the Property into Commercial Production and in the event it is placed into Commercial Production, PFN shall have the right, at any time, to curtail or suspend such operation as it, in its sole and absolute discretion, may determine.

4.

TRANSFER OF TITLE

4.01

Following the exercise of the Option by PFN the Optionor shall transfer the relevant interest in the Property to PFN and provide to PFN documentation to that effect within 30 days of PFN requesting the transfer in writing.

5.

AREA OF INTEREST

5.01

The Area of Interest is defined as that area surrounding the existing property within 2 kms from the perimeter of the property, shown on the map forming part of Schedule A and as further described therein. If the Optionor or PFN acquires mineral interests within the Area of Interest they shall automatically become part of the Property to this Agreement.

6.

OPERATOR

a.1

PFN will be the program Operator.  Programs and budgets will be approved at the sole discretion of the Operator.

7.

RIGHT OF ENTRY

7.01

During the tenure of this Option Agreement and prior to the exercise of the Option, PFN, its servants, agents and workmen and any persons duly authorized by PFN, shall have the right of access to and from the Property and subject to paragraph 12.01 hereof, have the sole and exclusive right to enter upon and take possession of and prospect, explore, and develop the Property in such a manner as PFN in its sole discretion may deem advisable.

8.

REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

8.01

The Optionor hereby represents and warrants to PFN that:

a)

the Optionor is the recorded and beneficial owner of a 100% interest in and to the Property except for any native land claim issues, which may arise affecting the title and ownership of the Property;

b)

to the best of the Optionor’s knowledge, the Claims comprising the Property have been validly located and are now duly recorded and in good standing in accordance with the laws in effect of the jurisdiction in which the Claims are situated;

c)

the entering into this Option Agreement does not conflict with any applicable law nor does it conflict with, or result in a breach of or accelerate the performance required by any contract or other commitment to which it is party or by which its bound;

d)

the Optionor has the exclusive right to enter into this Option Agreement and all necessary authority to assign to PFN a 70% undivided right, title and interest in and to the Property in accordance with the terms and conditions of this Option Agreement;

e)

a 1.5% NSR exists on the property pursuant to an underlying agreement between the Optionor and a third party. PFN and the Optionor will share the buyout of the current 1.5% NSR

f)

other than as disclosed in this Option Agreement, the Property is free and clear of all liens and encumbrances:

g)

the Optionor has advised, and provided to PFN all technical information relating to the mineral and economic development potential of the Property of which the Optionor has knowledge and access to.

a.1

The representations and warranties hereinbefore set out are conditions upon which PFN has relied on entering into this Option Agreement and shall survive the exercise of the Option and the Optionor hereby forever indemnifies and saves PFN harmless from all loss, damage, costs, actions and suits arising out of, or in connection with, any breach of any representation or warranty made by it and contained in this Option Agreement.

9.

REPRESENTATIONS AND WARRANTIES OF PFN

9.01

PFN represents and warrants to the Optionor that:

a)

it has full corporate power and authority to enter into this Option Agreement; and

b)

the entering into of this Option Agreement does not conflict with any applicable laws or with its charter documents nor does it conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which it is party or by which it is bound.

9.02

The representations and warranties hereinbefore set out are conditions upon which the Optionor has relied on entering into this Option Agreement and shall survive the exercise of the Option and PFN hereby indemnifies and saves the Optionor harmless from all loss, damage, costs, actions and suits arising out of, or in connection with, any breach of any representation or warranty made by it and contained in this Option Agreement.

10.

COVENANTS OF OPTIONOR

10.01

The Optionor hereby covenants with and to PFN that:

a)

it will, within 15 days of the execution and delivery of this Option Agreement, provide PFN with all technical data in its possession or over which it has control relating to the Optionor’s or any other parties current and previous exploration activities on and in the vicinity of the Property; and

b)

until such time as the Option is exercised or otherwise terminates, it will not deal, or attempt to deal with its right, title and interest in and to the Property in any way that would or might affect the right of PFN to become absolutely vested in its undivided interest in and to the Property, free and clear of all liens, charges and encumbrances.

11.

COVENANTS OF PFN

11.01

PFN covenants and agrees with the Optionor that until the Option is exercised or otherwise terminates:

a)

PFN shall carry out and record or cause to be carried out all such assessment work upon the Property as may be required in order to maintain the Property in good standing at all times;

b)

PFN shall carry on all operations on the Property in a good and miner-like manner and in compliance with all state, provincial and federal laws;

c)

PFN shall, upon termination of this Option Agreement, leave the Property in a safe condition in compliance with environmental laws, safety laws, and Mining Act rules and regulations at that time;

d)

PFN shall allow the Optionor or any duly authorized agent or representative of the Optionor to inspect the Property at all reasonable times and upon giving PFN not less than 48 hours written notice; PROVIDED HOWEVER, that it is agreed and understood that the Optionor or any such agent or representative shall be at his own risk and PFN shall not be liable for any loss, damage or injury incurred by the Optionor or its agent or representative arising from its inspection of the Property, however caused;

e)

PFN shall allow the Optionor access at all reasonable times to all factual maps, reports, assay results, metallurgical or mineral processing data and other factual technical data prepared or obtained by PFN in connection with its operations on the Property; and

f)

PFN shall provide the Optionor with summary technical reports and an annual written report, with respect to its exploration of the Property and shall provide to Optionor copies of any and all documents filed by PFN relating to assessment filing on the Property.

12.

TERMINATION

12.01

This Option Agreement shall terminate upon PFN, not being at the time in default under any provision of this Option Agreement, giving thirty (30) days written notice to the Optionor of termination.

12.02

Notwithstanding paragraph 12.01, if PFN fails to make any payment or fails to do anything on or before the last day provided for such payment or performance under this Option Agreement, the Optionor may terminate this Option Agreement but only if:

a)

it shall first have given to PFN a written notice of failure containing particulars of the payment which PFN has not made or the act which PFN has not performed; and

b)

PFN has not, within 30 days following delivery of such notice, commenced proceedings to cure such failure by appropriate payment or performance (PFN hereby agreeing that should it so commence to cure any failure it will prosecute the same to its completion without undue delay within 60 days subject to Unavoidable Delays – (Article 16)

Should PFN fail to comply with the provisions of sub-paragraph 12.02(b), the Optionor may thereafter terminate this Option Agreement by written notice to PFN.

12.03

Upon termination of this Option Agreement, other than by way of PFN having earned up to its 70% interest in and to the Property, PFN shall turn over to the Optionor copies of all factual maps, reports, assay results and other factual data and documentation in its possession in connection with its operations on the Property.

12.04

Upon the termination of this Option Agreement, other than by way of PFN having earned an interest in and to the Property, PFN forfeits any and all interest in and to the Property hereunder and shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those obligations which theretofore should have been performed, which obligations shall include mandated environmental and safety regulations on the Property.

12.05

Upon the termination of this Option Agreement, other than by way of PFN having earned an interest in and to the Property, PFN shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the Property for a period of one (1) year thereafter for the purpose of removing its chattels, machinery, equipment and fixtures therefrom.  Any such property not removed by PFN within one (1) year following termination shall become the property of the Optionor, provided such property is not that of a third party, or of PFN and subject to a clean-up or site restoration order or requirement.

13.

INDEPENDENT ACTIVITIES

13.01

Except as expressly provided herein, each party shall have the free and unrestricted right to independently engage in and received the full benefit of any and all business endeavors of any sort whatsoever, whether or not competitive with the endeavors contemplated herein without consulting the other or inviting or allowing the other to participate therein.  No party shall be under any fiduciary or other duty to the other which will prevent it from engaging in or enjoying the benefits of competing endeavors within the general scope of the endeavors contemplated herein.  The legal doctrines of “corporate opportunity” sometimes applied to persons engaged in a joint venture of having fiduciary status shall not apply in the case of any party.  In particular, without limiting the foregoing, no party shall have an obligation to any other party as to:

a)

any opportunity to acquire, explore and develop any mining property, interest or right presently owned by it or offered to it outside of the Area of Interest; and

b)

the erection of any mining plant, mill, smelter or refinery, processing plant or industrial operation, located outside the Area of Interest, whether or not such mining plan, mill, smelter or refinery, processing plant or industrial operation treats or utilizes in any manner whatsoever, the metals, minerals, ores or concentrates from the Property.

14.

CONFIDENTIALITY OF INFORMATION

14.01

The Parties hereto shall treat all data, reports, records and other information relating to this Option Agreement and the Property as confidential.  While this Option Agreement is in effect, PFN may in its sole discretion make periodic press releases relating to its progress on the Property and will submit these to the Optionor at least 24 hours prior to release for comment and recommendations.

15.

ASSIGNMENT

15.01

PFN may assign any of its rights and obligations under this Option Agreement at any time provided the Optionor’s rights are not diminished in any manner. PFN may enter into agreements with other mining Companies at any time whereby the latter can earn a majority interest in the Property on terms which may include the assumption of one or more of PFN’s obligations under this Option Agreement. The Optionor and PFN will transfer their respective interest to the Major in proportion to their existing interest at the time.  Such interest will only be transferred when PFN vests with an interest.  PFN may accelerate its cash / share and exploration expenditures in order to vest earlier with an interest.  In the event that a Major elects to participate in the Project before PFN vests with a 50% interest, PFN will issue Cdn $100,000 worth of PFN shares to the Optionor, within 15 days of the PFN becoming vested, or such amount which will result in having PFN spent $ 1million in exploration expenditures.

16.

UNAVOIDABLE DELAYS

16.01

If any party should be delayed in or prevented from performing any of the terms, covenants, or conditions of this Option Agreement (other than the issuance of shares as set forth in Article 1 hereof) by reason of a cause beyond the control of such party, including floods, fires, earthquakes, subsidence, ground collapse or landslides, interruptions or delays in transportation or power supplies, strikes, lockouts, wars, acts of God, government regulations or interference, including but without limiting or restricting the generality of the foregoing, forest or highway closures or any other cause beyond such party’s control, then any such failure on the part of such party to so perform shall not be deemed to be a breach of this Option Agreement and the time within which such party is obliged to comply with any such term, covenant or condition, of this Option Agreement shall be extended by the total period of all such delays.  In order that the provisions of this article may become operative, such party shall give notice in writing to the other party, forthwith and for each new cause of delay or prevention and shall set out in such notice particulars of the cause thereof and the day upon which the same arose, and shall give notice forthwith following the date that such cause ceased to subsist.

17.

ARBITRATION

17.01

If there is any dispute, disagreement or controversy (hereinafter collectively called a “Dispute”) between the Parties with respect to any matter arising under this Option Agreement or the construction hereof, then the dispute shall be determined by arbitration and judgment upon the award rendered may be entered into any court having jurisdiction thereof.

The selection of the arbitrator shall be governed by the following procedures:

a)

the party on one side of the Dispute shall inform the other party by notice in writing of the names of three impartial and independent persons who are recognized experts in the area which is the subject matter of the Dispute; and

b)

the other party shall, within seven days of the receipt of the notice, inform the party on the other side of the Dispute the name of one of the so noted persons that it wishes to act as the sole arbitrator.

The arbitration shall be conducted in accordance with the rules of the Commercial Arbitration Act (Ontario) and the decision of the arbitrator shall be made within 30 days following his being named, shall be based exclusively on the advancement of exploration, development and production work on the Property and not on the financial circumstances of the Parties.  The costs of arbitration shall be borne equally by the Parties to the Dispute unless otherwise determined by the Arbitrator in the award.

18.

REGULATORY APPROVALS AND CONDITIONS PRECEDENT

a.1

The Parties agree and acknowledge that the terms of this Option Agreement be are subject to Regulatory Approval.

19.

NOTICES

a.1

Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently give if expressly delivered by commercial courier service or if mailed by registered mail or sent by telegram, telex, facsimile or electronic transmission, addressed as follows:

In case of the Optionor:

The President: CanAlaska Ventures Ltd.

Attention:

Harry Barr

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Telephone:

604-685-1870

Facsimile:

604-685-6550

In case of PFN:

Vice President Business Development

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Telephone:

604-685-1870

Facsimile:

604-685-6550

And any such notice given as aforesaid shall be deemed to have been given to the Parties hereto if delivered by commercial courier service, when delivered, or if mailed, on the tenth business day following the date of mailing, or if telegraphed, telexed or sent by facsimile or electronic transmission, on the next succeeding day following the telegraphing, telexing, facsimile or electronic transmission thereof PROVIDED HOWEVER that during the period of any postal interruption in either the country of mailing or the country of delivery, any notice given hereunder by mail shall be deemed to have been give only as of the date of actual delivery of the same.  Any party may, from time to time by notice in writing, change its address for the purpose of this paragraph.

20.

GENERAL TERMS AND CONDITIONS

20.01

Time shall be of the essence of this Option Agreement.

20.02

Any titles to the articles to this Option Agreement shall not be deemed to form part of this Option Agreement but shall be regarded as having been used for convenience of reference only.

20.03

The schedules to this Option Agreement shall be construed with and interpreted as an integral part of this Option Agreement to the same extent as if they were set forth verbatim herein.

20.04

Wherever the singular or masculine are used throughout this Option Agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

20.05

The Parties hereto hereby covenant and agree that they will execute such further agreements, conveyances, assurances, instruments or other documents as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Option Agreement.

20.06

This Option Agreement shall represent the entire agreement between the Parties with respect to the subject matter of this Option Agreement and replaces and expressly supersedes any previous understandings, communications or agreement, either verbal or written that the Parties may have had with respect to the subject matter of this Option Agreement.  No representations or inducements have been made save as herein set forth.  No changes, alterations or modifications of this Option Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto. Upon PFN vesting either party may request that a more definitive Option Agreement be drawn up.

20.07

All reference to dollar amounts contained in this Option Agreement are references to Canadian funds unless expressly referred to as otherwise.

20.08

If any provision of this Option Agreement is unenforceable or invalid for any reason whatever, such unenforceability or invalidity shall not affect the enforceability or validity of the remaining provisions of this Option Agreement and such provisions shall be severable from the remainder of this Option Agreement.

20.09

This Option Agreement shall be governed by and interpreted in accordance with the laws in effect in the Province of British Columbia and the Parties hereto agree to attorn to the courts of the Province of British Columbia for the resolution of any disputes arising out of this Option Agreement.

20.10

This Option Agreement shall enure to the benefit of and be binding upon the Parties hereto and their, and each of their, respective heirs, administrators, successors and assigns as the case may be.

IN WITNESS WHEREOF this Option Agreement has been executed by the Parties hereto as of the 15th day of August 2003.

CanAlaska Ventures Ltd.

“Harry Barr”

“JK Walcott”

_____________________________________

_____________________________

Authorized signatory

Witness signature

Harry Barr President

JK Walcott

_____________________________________

_____________________________

Print name and title

Print name

Pacific North West Capital Corp.

“John Royall”

“JK Walcott”

_____________________________________

_____________________________

Authorized signatory

Witness signature

John Royall, VP Business Development

“JK Walcott”

_____________________________________

_____________________________

Print name and title

Print name

SCHEDULE “A”

This Schedule “A” forms part of the Option Agreement between CanAlaska Ventures Ltd. and Pacific North West Capital Corp. of the second part dated August 15th, 2003

The “Property”

The Property shall constitute those mineral claims described.

	Claim name	# of hectares	Expiry date	Work Due
CL	5226959	16	6/24/2003	4/23/2003
CL	5229369	16	6/24/2003	4/23/2003
CL	5229399	16	6/24/2003	4/23/2003
CL	5229406	16	6/24/2003	4/23/2003
CL	5229414	16	6/24/2003	4/23/2003
CL	5229552	16	6/24/2003	4/23/2003
CL	5229852	16	6/24/2003	4/23/2003
CL	5234712	16	6/24/2003	4/23/2003
CL	5234713	16	6/24/2003	4/23/2003
CL	5234714	16	6/24/2003	4/23/2003
CL	5234715	16	6/24/2003	4/23/2003
CL	5234716	16	6/24/2003	4/23/2003
CL	5234717	16	6/24/2003	4/23/2003
CL	5234718	16	6/24/2003	4/23/2003
CL	5234719	16	6/24/2003	4/23/2003
CL	5234720	16	6/24/2003	4/23/2003
CL	5234721	16	6/24/2003	4/23/2003
CL	5234725	16	6/24/2003	4/23/2003
CL	5234726	16	6/24/2003	4/23/2003
CL	5234727	16	6/24/2003	4/23/2003
CL	5234728	16	6/24/2003	4/23/2003
CL	5234729	16	6/24/2003	4/23/2003
CL	5234730	16	6/24/2003	4/23/2003
CL	5234731	16	6/24/2003	4/23/2003
CL	5234737	16	6/24/2003	4/23/2003
CL	5234738	16	6/24/2003	4/23/2003
CL	5234739	16	6/24/2003	4/23/2003
CL	5234740	16	6/24/2003	4/23/2003
CL	5234741	16	6/24/2003	4/23/2003
CL	5234742	16	6/24/2003	4/23/2003
CL	5234743	16	6/24/2003	4/23/2003
CL	5234747	16	6/24/2003	4/23/2003
CL	5234749	16	6/24/2003	4/23/2003
CL	5234750	16	6/24/2003	4/23/2003
CL	5234751	16	6/24/2003	4/23/2003
CL	5234752	16	6/24/2003	4/23/2003
CL	5234753	16	6/24/2003	4/23/2003
CL	5234754	16	6/24/2003	4/23/2003
CL	5234755	16	6/24/2003	4/23/2003
CL	5234761	16	6/24/2003	4/23/2003
	Claim name	# of hectares	Expiry date	Work Due
CL	5234762	16	6/24/2003	4/23/2003
CL	5234763	16	6/24/2003	4/23/2003
CL	5234764	16	6/24/2003	4/23/2003
CL	5234765	16	6/24/2003	4/23/2003
CL	5234766	16	6/24/2003	4/23/2003
CL	5234767	16	6/24/2003	4/23/2003
CL	5234768	16	6/24/2003	4/23/2003
CL	5234769	16	6/24/2003	4/23/2003
CL	5234770	16	6/24/2003	4/23/2003
CL	5234771	16	6/24/2003	4/23/2003
CL	5234772	16	6/24/2003	4/23/2003
CL	5234773	16	6/24/2003	4/23/2003
CL	5234774	16	6/24/2003	4/23/2003
CL	5234775	16	6/24/2003	4/23/2003
CL	5234776	16	6/24/2003	4/23/2003
CL	5234777	16	6/24/2003	4/23/2003
CL	5234778	16	6/24/2003	4/23/2003
CL	5234779	16	6/24/2003	4/23/2003
CL	5234780	16	6/24/2003	4/23/2003
CL	5234781	16	6/24/2003	4/23/2003
CL	5234782	16	6/24/2003	4/23/2003
CL	5234785	16	6/24/2003	4/23/2003
CL	5234786	16	6/24/2003	4/23/2003
CL	5234787	16	6/24/2003	4/23/2003
CL	5234788	16	6/24/2003	4/23/2003
CL	5234789	16	6/24/2003	4/23/2003
CL	5234790	16	6/24/2003	4/23/2003
CL	5234791	16	6/24/2003	4/23/2003
CL	5234792	16	6/24/2003	4/23/2003
CL	5234793	16	6/24/2003	4/23/2003
CL	5235342	16	6/24/2003	4/23/2003
CL	5235343	16	6/24/2003	4/23/2003

Footnotes

1 The term ‘variogram’ is used throughout this section as an abbreviation of ‘experimental semi-variogram’.