Form 20-F
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2004-08-09
CIK 1073238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
x	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	April 30, 2004
OR
FOR THE TRANSITION PERIOD FROM	TO
COMMISSION FILE NUMBER:	0-29928

PACIFIC NORTH WEST CAPITAL CORP.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
Not Applicable
(TRANSLATION OF REGISTRANT’S NAME INTO ENGLISH)
British Columbia, Canada
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
31,551,004 COMMON SHARES (AS OF APRIL 30, 2004)

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 12 or 15(D) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

	YES	X	NO
Indicate by Check Mark Which Financial Statement Item the Registrant Has Elected to Follow.
	ITEM 17	X	ITEM 18
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by Check Mark Whether the Registrant Has Filed All Documents and Reports Required to be Filed by Sections 12, 13 or 15(D) of the Securities Exchange Act of 1934 Subsequent to the Distribution of Securities Under a Plan Confirmed by a Court.

YES		NO		NOT APPLICABLE	X

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

Exploration Risks

11

(ii)

Lack of Cash Flow and Non Availability of Additional Funds

11

(iii)

Operating Hazards and Risks

12

(iv)

No Proven Reserves

12

(v)

Title Risks

12

(vi)

Uncertainty or Contestation of Contract Rights

12

(vii)

Conflicts of Interest

13

(viii)

Competition and Agreements with Other Parties

13

(ix)

Fluctuating Mineral Prices

13

(x)

Shares Reserved for Future Issuance; Potential Dilution

14

(xi)

Environmental Regulation

15

(xii)

Compliance with Applicable Canadian Laws and Regulations

14

(xiii)

Canadian Jurisdictional and Enforceability of Judgements, Risks

14

(xiv)

Adequate Labor and Dependence Upon Key Personnel

15

(xv)

South African Reserve Bank

15

(xvi)

Forward Looking Statements

15

ITEM 4.

INFORMATION ON THE COMPANY

15

A.

History and Development of the Company

15

B.

Business Overview

15

C.

Organizational Structure

16

D.

Property Plant and Equipment

16

Ontario, Canada Properties

16

(a)

River Valley Property

16

(b)

Agnew Lake Property

47

(c)

Goldwright Property

49

(d)

Kelly-Davis Township & Sargesson Lake Properties

49

Quebec, Canada Properties

50

(a)

Glitter Lake Property

50

(b)

Lac Manitou Property

50

Newfoundland and Labrador, Canada Properties

51

South East Alaska , USA

51

(a)

Union Bay Platinum Property

51

(b)

Kane Property

53

New Zealand Properties

53

(a)

Takitium Property

53

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

53

A.

Operating Results

53

Twelve Months Ended April 30, 2004 compared to

Twelve Months Ended April 30, 2003

53

Twelve Months Ended April 30, 2003 compared to

Twelve Months Ended April 30, 2002

58

Twelve Months Ended April 30, 2002 compared to

Twelve Months Ended April 30, 2001

60

Twelve Months Ended April 30, 2001 compared to

Twelve Months Ended April 30, 2000

61

B.

Liquidity and Capital Resources

62

April 30, 2004 compared to April 30, 2003

63

April 30, 2003 compared to April 30, 2002

63

April 30, 2002 compared to April 30, 2001

63

C.

Research and Development, Patents and Licenses, etc.

63

D.

Trend Information

64

A.

Off-Balance Sheet Arrangements

64

B.

Tabular Disclosure of Contractual Obligations

64

C.

Safe Harbour

64

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

65

A.

Directors and Senior Management

65

B.

Compensation

66

Summary Compensation Table

66

Compensation to Executive Officers

67

Option/SARs Granted to or Exercised by the Named Executive

  Officer During the Most Recently Completed Financial Year

67

Option and SAR Repricings

68

Long Term Incentive Plan

68

Termination of Employment, Change in Responsibilities

and Employment Contracts

68

Composition of Compensation Committee

68

Report on Executive Compensation

68

Compensation of Directors

69

Indebtedness of Directors and Executive Officers

70

Securities Authorized for Issuance Under Equity Compensation Plans

70

Interest of Management and Insiders in Material Transactions

70

Office Space

70

Appointment of Auditors

71

Management Contracts

71

C.

Board Practices

71

D.

Employees

73

E.

Share Ownership

74

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

79

A.

Major Shareholders

79

B.

Related Party Transactions

79

C.

Interests of Experts and Counsel

80

ITEM 8.

FINANCIAL INFORMATION

80

A.

Consolidated Statements and Other Financial Information

80

B.

Significant Changes

80

ITEM 9.

THE OFFER AND LISTING

80

A.

Offer and Listing Details

80

B.

Plan of Distribution

83

C.

Markets

83

D.

Selling Shareholders

83

E.

Dilution

83

F.

Expenses of the Issue

83

ITEM 10.

ADDITIONAL INFORMATION

83

A.

Share Capital

83

B.

Memorandum and Articles of Association

83

C.

Material Contracts

84

D.

Exchange Controls

84

E.

Taxation

84

Material United States Federal Income Tax Consequences

84

US Holders

85

Distributions on Common Shares of the Company

85

Information Reporting and Backup Withholding

86

Foreign Tax Credit

86

Disposition of Common Shares of the Company

87

Currency Exchange Gains or Losses

87

Other Considerations

87

Foreign Personal Holding Company

87

Foreign Investment Company

88

Passive Foreign Investment Company

88

Controlled Foreign Corporation Status

91

Material Canadian Federal Income Tax Consequences

91

Dividends

91

Capital Gains

92

F.

Dividends and Paying Agents

92

G.

Statements by Experts

92

H.

Documents on Display

93

I.

Subsidiary Information

93

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

93

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

93

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

93

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

93

AND USE OF PROCEEDS

93

ITEM 15:

CONTROLS AND PROCEDURES

93

ITEM 16.

[ RESERVED ]

93

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

94

ITEM 16B.

CODE OF ETHICS

97

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

99

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARES FOR AUDIT COMMITTEES

99

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

99

PART III

ITEM 17.

FINANCIAL STATEMENTS

99

ITEM 18.

FINANCIAL STATEMENTS

99

ITEM 19.

EXHIBITS

99

SIGNATURES

99

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
Kriging

Using the known spatial distribution of a metal as a method to predict metal concentrations at unobserved points utilizing the known spatial distribution of a metal in combination with a series of measurements.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

Pacific North West Capital Corp. ("PFN" or the "Company") has a limited history of operations and has not generated any operating revenues. The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company.  This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the accounting principles are generally accepted in the United States ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 13 to the April 30, 2004 Audited Financial Statements.

Selected Financial Data

Canadian GAAP

(In Canadian Dollars)

	April 2004	April 2003	April 2002	April 2001	April 2000

Cash	5,523,315	1,173,605	3,026,952	2,614,453	1,289,485
Total Assets	7,202,319	1,785,530	3,614,678	3,272,287	2,469,478
Current Liability	126,863	298,044	1,432,000	264,347	113,889
Total Administration Expenses	1,473,225	1,364,612	1,177,225	966,531	734,997
Mineral Costs Written Off	123,707	327,471	528,190	443,347	78,306
Investments Written Down	60,028	16,500	55,500	-	-
Interest Income	73,513	47,597	93,046	93,816	42,921
Project Management Fees	280,354	237,207	245,734	238,332	13,650
Net Loss	1,276,008	1,323,658	1,422,135	1,077,730	756,732
Deficit	6,527,841	5,251,833	3,928,175	2,506,040	1,428,310

Weighted Avg # Shares	25,151,992	20,811,158	19,806,417	17,501,981	9,696,490
Loss per Share	(0.05)	(0.06)	(0.07)	(0.06)	(0.08)

Selected Financial Data

US GAAP

(In Canadian Dollars)

	April 2004	April 2003	April 2002	April 2001	April 2000
Restricted funds – flow through shares	903,800	-	115,012	-	704,599
Cash	5,523,315	1,173,605	3,026,952	2,614,453	1,289,485
Total Assets	6,667,790	1,455,358	3,327,862	2,808,714	2,161,483
Current Liability	126,863	298,044	1,432,000	264,347	113,889
Total Administration Expenses	1,656,960	1,708,983	1,760,915	1,409,878	685,413
Exploration Properties	204,357	43,356	(176,757)	155,578	405
Project Management Fees	280,354	237,207	245,734	238,332	13,650
Interest Income	73,513	47,597	93,046	93,816	42,921
Net Loss	1,480,365	1,367,014	1,245,378	1,233,308	629,247
Deficit	7,032,480	5,552,115	4,185,101	2,939,723	1,706,415

Weighted Avg # Shares	25,151,992	20,811,158	19,806,417	17,501,981	9,696,490
Basic Earnings (loss) per share	(0.05)	(0.07)	(0.06)	(0.07)	(0.06)

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

(ii)

Lack of Cash Flow and Non Availability of Additional Funds

The Company's properties are currently being explored or assessed for exploration and as a result, the Company has no source of operating cash flow.  The Company has limited financial resources and there is no assurance that if additional funding were needed, that it would be available to all the Company on terms and conditions acceptable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in current properties.  The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.  The Company’s joint venture partner Kaymin Resources Limited (Kaymin), a fully owned subsidiary of Anglo America Platinum Corporation Ltd. is currently funding the exploration program on the River Valley property and the Agnew Lake property.  The Company’s exploration on Union Bay is currently being funded by Joint Venture Partner Lonmin Plc.

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

(x)

Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2004, the Company had reserved, 9,334,753 Common Shares for issuance upon the exercise of warrants, incentive stock options and performance shares .   Such common shares represent a potential equity dilution of approximately 23%, based upon the number of outstanding Common Shares at April 30, 2004, of 31,551,004.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants.  As at April 30, 2004, the Company had unlimited authorized but unissued and unreserved number of Common Shares.  Issuance of additional shares would be subject to stock exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue Common Shares other than for the purposes of raising funds for property acquisition, property exploration and general working capital requirements which issuance would be subject to stock exchange regulatory approval.

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

Work on the Union Bay Property is carried out in accordance with the necessary permits from the US Forest Service.

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

ITEM 4.

INFORMATION OF THE COMPANY

A.

History and Development of the Company

Pacific North West Capital Corp. was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 29, 1996.  The Company amended its articles by certificate of amendment dated October 22, 1997 to remove the private company restrictions.  On July 13, 2004 the Company continued out of the Province of Alberta into the Province of British Columbia.

The Company's executive office is located at 2303 West 41st Avenue, Vancouver, British Columbia Canada V6M 2A3, telephone number (604) 685-1870 and its registered office is located at 1000 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2.  The Company is a reporting issuer in the Province of Alberta, British Columbia, Ontario, and Newfoundland, Canada.  Its common stock has been listed on the Toronto Venture Exchange December, 1997 and its common stock was listed on the Toronto Stock Exchange June 8, 2001.

B.

Business Overview

PFN explores for platinum group metals (PGM) in North America.

The Company’s primary business is exploration, with its main material property being the River Valley PGM Property on which it is currently in a Joint Venture with Anglo American Platinum Corporation Limited (Anglo Platinum). Anglo Platinum is currently funding a $3 million exploration program on the Property. An updated Mineral Resource Estimate was recently completed on the Property.  Exploration on the property is generally not affected by seasonal change, with drill programs being carried out year round and surface bedrock exploration limited only by snow cover and spring thaw conditions. Exploration activities are dependent upon the availability of subcontractors, in particular drilling activities. These sub-contractors are generally available however may vary in price depending upon availability.  No raw materials are generally utilized at this time as no production has occurred. The material effects of government regulations on the Company’s business are disclosed in Item 3 – Risk Factors.

The Company’s common shares have traded on the Toronto Venture Exchange since December 19, 1997 under the trading symbol “PFN” and on the Toronto Stock Exchange from June 8, 2001 under the trading symbol “PFN” and on the OTCBB from August 30, 2001 under the trading symbol “PAWEF”.

C.

Organizational Structure

Not Applicable

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

Ontario, Canada

a)

River Valley Property (Luhta-Bailey-Orchard Option/Kaymin Farm-In) Property

Property Description and Location

Ownership

By an agreement dated 15 January 1999 and amended 11 March 1999, the Company has acquired a 100% interest in the Property for the following consideration:  600,000 shares over four years (issued) and cash payments of $265,000 (paid). The optioned claims are owned by Lorne Luhta (33.33%), Bob Bailey (33.34%), Ron Orchard (33.33%). These claims are subject to a total 3% net smelter royalty to the three vendors; 2% can be purchased outright by PFN for $2 million cash.  Under the joint venture with Kaymin Resources Ltd. (Kaymin) both PFN and Kaymin hold a 50% interest in these claims.

In addition to the main Luhta, Bailey, Orchard Agreement the company holds various other properties which together comprise the River Valley Joint Venture Property as follows:

a)

Washagami Lake Property consists of 16 unpatented mining claim units (256 ha) located in the Janes Township, immediately south of the Frontier Property. On February 23, 1999, the Company and Brian Wright, Michael Loney and Scott Jobin-Bevans (the “Vendors”) entered into an Option to Purchase Agreement whereby the Company can earn a 100% interest by making cash payments of $28,200.  The original agreement was amended and the payment structure is summarized after taking into account the amendments. The Company has relinquished several of these claims. The Company has made these payments and holds a 100% ownership interest in the property, subject to an NSR. There are no plans to expend monies on this portion of the Property at this time.

b)

Frontier – The Frontier Property consists of 56 (896 ha) unpatented mining claim units located in the Kelly and Davis Townships, west of the Janes Township Property.  The property is currently held 100% by the Company subject to a 2% NSR.  Several of the claims have been permitted to expire. There are no plans to expend monies on this portion of the Property at this time.

c)

Western Front – By Agreement dated 16 November 2001, the Company can acquire a 70% in certain mineral claims from a company (the optionor) with certain directors in common. As consideration the company, paid $55,000 and issued 20,000 shares to the optionors. In addition an exploration expenditure of $50,000 was completed. The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor. The property is subject to a 3% NSR the first 1% of which the company can purchase for $1,000,000 the second 1% can be purchased for $2,000,000. The Company and the optionor will share the NSR buyout privledges in proportion to their respective interest.

d)

Razor Property – The Company acquired a 100% interest in certain mineral claims located in the McWilliams Township, Sudbury Mining District for a consideration of $30,000. The property is subject to a 2% NSR.

e)

A total of 159 claim units have been staked and are not subject to any NSR agreement.

There are known Mineral Resources in the following areas, Dana Lake (North and South), Lismer’s Ridge and Varley Zones.

The following “italized text” has been excerpted from technical reports titled "Review of Exploration Results River Valley Property & Agnew Property for Pacific North West Capital Corp. (as of January 31, 2001 with revisions to March 22, 2001)" and dated March 26, 2001 was completed by Derry, Michener, Booth & Wahl Consultants Limited and “Mineral Resource Estimate of the Dana Lake and Lismer’s Ridge Deposits on the River Valley PGM Property, Ontario for Pacific North West Capital Corp (as of September 26th, 2001) dated October 15th, 2001 and was completed by Derry Michener Booth and Wahl Consultants Ltd.). and a “Revised Mineral Resource Estimate, Dana Lake and Lismer’s Ridge Deposits incorporating the Phase VI Drilling, River Valley PGM Project, Ontario for Pacific North West Capital Corp”, dated June 10, 2004, by Derry, Michener, Booth and Wahl Consultants Ltd.

Property Location and Access

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

The property is road accessible.

The claims have not been legally surveyed.

In May 2004, Anglo American Platinum Corporation Limited (Anglo Platinum) approved a $3.0 million exploration budget which will be used to fund a minimum 15,000 metre drill and surface exploration program aimed  at increasing the existing River Valley Property Resource Estimate.

To the best of PFN’s knowledge there are no environmental liabilities against the mining claims.

All exploration to date has been carried out with appropriate work permits from the MNR permits.  For the future drilling phases a more elaborate permit may be applied for but to PFN’s knowledge there is no impediment to receiving one.

Expiration Date of Claims

TOWNSHIP / AREA	Claim Number	Claim Due Date	# of Units

DANA	1227988	2006-OCT-19	8	LBO
DANA	1227989	2007-OCT-19	8	LBO
DANA	1227990	2006-OCT-19	12	LBO
DANA	1227991	2006-OCT-19	10	LBO
DANA	1229216	2008-OCT-19	6	LBO
DANA	1229217	2008-OCT-19	16	LBO
DANA	1229218	2008-OCT-19	16	LBO
DANA	1229219	2008-OCT-19	12	LBO
DANA	1229220	2006-OCT-19	16	LBO
DANA	1229221	2006-OCT-19	16	LBO
DANA	1229222	2007-OCT-19	16	LBO
DANA	1229223	2007-OCT-19	12	LBO
DANA	1229224	2006-OCT-19	10	LBO
DANA	1229230	2009-SEP-21	16	LBO
DANA	1229231	2009-SEP-21	16	LBO
DANA	1229232	2006-SEP-21	14	LBO
PARDO	1229233	2007-SEP-21	16	LBO
PARDO	1229234	2006-SEP-21	16	LBO
DANA	1229380	2004-JUL-26	3	PFN
DANA	1229542	2008-MAY-07	6	PFN
DANA	1230038	2005-MAY-07	12	PFN
DANA	1237228	2006-MAY-25	8	PFN

DANA	1237304	2005-APR-13	12	PFN
DANA	1237305	2005-APR-13	8	PFN
DANA	1244338	2005-JUN-14	6	PFN
DANA	1244427	2005-JUN-05	7	PFN
DANA	1244435	2005-JUN-05	4	PFN
DANA	1244444	2005-JUN-05	16	PFN
PARDO	1244445	2005-JUN-05	8	PFN
PARDO	1244332	2005-JUN-05	8	PFN
PARDO	3017059	2006-APR-08	16	PFN
PARDO	3017060	2006-APR-08	16	PFN
PARDO	3017061	2006-APR-08	16	PFN
PARDO	3017062	2006-APR-08	16	PFN
PARDO	3017085	2006-APR-08	16	PFN
DANA	3004262	2004-AUG-29	2	PFN
DANA	3010281	2004-OCT-29	1	RAZOR
DANA	3010282	2004-OCT-29	1	RAZOR
DANA	1191268	2004-OCT-13	1	RAZOR
MCWILLIAMS	1229840	2006-FEB-12	3	RAZOR
JANES	1231107	2005-JAN-14	6	Western Front
JANES	1235822	2004-DEC-17	12	Western Front
JANES	1235888	2004-DEC-10	12	Western Front
JANES	1235889	2005-JAN-06	16	Western Front
JANES	1235891	2005-JAN-04	7	Western Front
JANES	1235892	2005-JAN-04	16	Western Front
JANES	1235893	2005-JAN-04	7	Western Front
JANES	1235894	2005-JAN-04	9	Western Front
JANES	1235895	2005-JAN-06	8	Western Front
JANES	1235896	2005-JAN-06	2	Western Front
JANES	1246498	2005-JAN-06	8	Western Front
JANES	1229744	2004-DEC-09	16	Washagami
KELLY	1229732	2004-DEC-09	16	Frontier
KELLY	1229733	2004-DEC-09	16	Frontier

Accessibility, Climate, Local Resources Infrastructure and Physiography

Accessibility

The River Valley property lies within Dana and Pardo Townships and is located about 100 road kilometres (50 km direct) northeast of the City of Sudbury, Ontario and is road accessible.

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

  Regional prospecting and sampling;

  Grid prospecting and sampling;

  Geological grid mapping (1:1000 scale);

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

  A preliminary comparative matrix versus inclusion study at Dana Lake Area;

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

The majority of the exploration conducted in 2002 and 2003 was drilling and as such the drilling section in this AIF may also be viewed as an exploration overview. PFN believes that the data generated from the work conducted on its property to be reliable.  Geophysical Surveys were carried out by JVX Exploration, while drilling was carried out by initially by NDS Drilling and subsequently Bradley Brothers Drilling.

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

The following text was excerpted from a report entitled

“Revised Mineral Resource Estimate, Dana Lake and Lismer’s Ridge Deposits incorporating the Phase VI Drilling, River Valley PGM Project, Ontario for Pacific North West Capital Corp”, dated June 10th, 2004, by Derry, Michener, Booth and Wahl Consultants Ltd.

Drilling

Drilling

Drilling of 416 holes, totalling 83,838 metres, has been carried out in six phases between February 28, 2000 and April 30, 2004.  Complete assay data for the Dana lake, Lismer’s Ridge and Varley deposits have been released and reviewed for this Resource Estimate Report.

NDS Drilling of Timmins, Ontario, supplied drilling services under contact to PFN for Phases I-IV.  Bradley Bros. Drilling of Noranda was used for Phase V and VI.  All core produced was of NQ diameter.

Phase I to V and early Phase VI drilling was focussed primarily on the Dana Lake and the Lismer’s Ridge Area.  Phase VI drilling was later expanded to include several new zones in the central and south-eastern parts of the property (Figure 3-1).  Plans showing the locations of the Dana South and Dana North drill holes are on Figures 3-2 and 3-3 respectively.  A plan of the Lismer’s Ridge area drilling is shown on Figure 3-4.  The Varley area drill hole locations are shown on Figure 3-5.

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

Phase IV:  31 drill holes were completed between February 1 and March 22, 2001 when the program was temporarily shut down for data consolidation.  The program resumed May 14th and 67 more holes were completed by July 25th.  Assay results for the last 14 holes of the total of 98 holes (16012.44 metres) were released September 26, 2001.  This program was designed to increase drill density on the Dana North, Dana South and Lismer’s Ridge Zones, thus improving the confidence level, so that an indicated mineral resource could be estimated.

Phase V:    A total of 43 holes were completed on Dana South and Lismer’s Ridge between February 28,2002 and March 2, 2002 in the first stage.  The program resumed on April 22,2002 and 33 additional holes were completed by July 16, 2002. A total of 7 holes (1302 metres) were drilled in an initial test of the Banshee Zone, located about 600 metres south of the Dana Lake South Zone.

Phase VI: A total of 107 holes were completed at Dana Lake and Lismer’s Ridge between November 7, 2002 and June 26, 2003. Total metres drilled amounted to 25,365. Phase VI drilling continued elsewhere on the property until May, 2004. A summary of the Phase VI drilling up to the end of April 2004 is shown in the following table:

Phase VI Drilling Summary

Deposit / Zone	Holes Drilled	Total Metres
Dana North	54	11,921.25
Dana South	12	2,944.80
Lismer's Ridge	41	10,499.00
Varley	32	5,185.20
Banshee	12	2,273.00
Azen Creek	14	2,880.10
Jackson Flats	13	2,384.00
MacDonald	7	1,170.40
Razor	10	1,820.90
Total	195	41,078.65

Only the drill holes from Dana North, Dana South, Lismer’s Ridge and Varley are material to this report.

Sampling and Analysis

Sampling and Analysis

Dave Lyon, an independent geologist in charge of QC/QA for PFN, describes the procedure as follows (Lyon, 2003):

“Core samples from drilling are taken continuously through the mineralized zone at maximum sample widths of 1.00m.  The sampling intervals are determined based on geology (structure/lithology) and sulphide content.  Longer sample intervals, up to 1.5m, are taken from non-mineralized or weakly mineralized sections.  Core recovery from both the Agnew Lake and River Valley projects is excellent (>95%).

Once drill core is rough logged in the field by a contract geologist, the boxes are closed using haywire or fabric tape and then transported to a designated loading point.  Core boxes are then hand transferred by an experienced field person into a 1 ton, four-wheel drive truck and driven to the core shack located on Fielding Road in Lively, Ontario.

Once at the warehouse, a contract geologist logs the core and all data is directly entered into the DH Logger database, using an IBM Pentium III laptop computer.

Core is then cut in half using a table-mounted, wet diamond blade rock saw, with custom made stainless steel core holders to ensure an even split of the core.  Saw blades are cleaned and sharpened with a dry brick after every box is cut.  A trained sampler then rinses the sample, to remove any excess material, places one half of the core for each sample into a plastic bag containing a paper tag, and then marks the sample number on the outside of the bag.  A sample tag with the same number is also placed in the core box at the start of each sample interval.

The individual samples are bagged together in commercial rock bags (up to 20 kilograms per bag).  Regular sample shipments (maximum of ~1000 samples at a time) are made using Manitoulin Transport, a bonded commercial truck carrier, and transported to XRAL Labs (SGS Group) Mississauga, Ontario.  At XRAL Labs Toronto, the samples are prepared and then sent to XRAL Rouyn-Noranda, Quebec, where they are mainly assayed for Pt, Pd, Au, Cu, and Ni; from time to time a limited number of specified samples are analyzed for Rh.

The remaining half of the core has a metal tag stapled to the end of each core box indicating the hole number and meter interval.  Lids are then strapped tightly onto each box using hard plastic strapping and the boxes are then moved to the secure (barbed wire fenced and locked) core storage compound located on the grounds of the Fielding Road core shack; the main building itself is secured via a monitored alarm system (motion and door detectors).”

All saw-cut diamond drill core samples were submitted to XRAL Laboratories in Toronto for sample preparation, then shipped to Rouyn-Noranda, Quebec, and assayed for Pt, Pd, Au, Cu and Ni.   XRAL is now SGS Mineral Services, a branch of SGS Canada Inc., which is a member of the SGS (Socièté Générale de Surveillance) Group.

Lyon (2003) describes the procedures as follows:

“At XRAL laboratory all shipments are unpacked and arranged in numeric order.  All drill core samples are first crushed such that 90% of the sample passes a -10 mesh (coarse) screen; all crushed rejects are stored for the client.  The crushing equipment is cleaned with air and/or a brush between samples.  After crushing, a 500g riffle-split sample is collected and pulverized such that 90% passes a -200 mesh (74μm openings) screen.  As before, all equipment is cleaned with air and/or brush between samples.  A 30g sample is then taken from this fine-grained pulp material.

Core samples are analyzed for Pt-Pd-Au using standard lead fire assay, followed by dissolution with aqua regia, and measurement with an ICP finish.  Lower limits of detection (30g sample) are 1ppb for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb for Au-Pt-Pd by ICP.  Concentrations of Cu-Ni are determined by aqua regia / ICP methods and generally have lower limits of detection of 0.5 ppm for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 10,000 ppm (1%).”

In the opinion of DMBW, the sample preparation and analyses in Phase VI was satisfactory.

Security of Samples

PFN has carried out full internal quality control measures for the Phase VI program.

While DMBW has relied upon the analytical data presented by PFN in five drilling reports, DMBW has also examined the drill data in the course of replotting the assay data for construction of level plans, and cross sections. This practice continued through Phase VI.

DMBW further check calculated the weighted average reported (composite) grades for several of the more recent drill holes and found no errors.

DMBW has seen all of the assay certificates and check assays in hard copy for data up to January 31, 2001, to the end of Phase III drilling; Phase IV, V and VI assays have been examined in digital format. DMBW has also seen all drill logs, maps and plans which were prepared under the supervision of the Qualified Person for PFN.

DMBW also examined core from numerous Dana South and Lismer’s Ridge holes on its third visit in August, 2002.  Chip-character sampling confirmed two areas of PGE mineralization on the Lismer’s Ridge zone.  The other areas drilled during the Phase VI program have not been visited.

DMBW observed the core handling and transportation from the field to the secure core shack and fenced compound, and the core sampling process and found that all procedures were carried out in a proper and workmanlike manner.

It should be stressed that all technical work is also reviewed by Anglo Platinum personnel who have also visited the property periodically and provide insight into interpretation and drill targets.

Mineral Resource and Mineral Reserve Estimation – Mineral Deposits

Introduction

This updated revision of the River Valley mineral resource was carried out by DMBW between January and May of 2004.  The three main zones, Dana North, Dana South and Lismer's Ridge were modeled independently for Pt, Pd, Au, Ni and Cu. An inferred resource was also estimated for the Varley zone. Rhodium was not estimated as no new analytical data was available. Only 27 out of the 193 holes drilled at Dana Lake were analyzed for Rh.

A compilation and synthesis of all subsurface data from six phases of drilling, as provided by PFN, was completed by DMBW.  For each of the mineralized zones, three-dimensional solids were created to use as the basis for resource calculation by block modeling using ordinary kriging for Au, Pt and Pd. The base metal values were estimated by the inverse distance weighting method..

Estimation and Modelling Techniques

All actual drill hole assay data for each of the Dana North and Dana South and Lismer zones were replotted by DMBW in truncated UTM grid coordinates for all holes and sliced into a series of 1:500 scale level (bench) plans at 25 metre intervals. Assay data, showing the sum of Au + Pt+Pd (called 3E), for each sample interval was accordingly projected 12.5 m above and below each level.

Vertical cross sections at the same scale and displaying the same assay information as the level plans were also plotted.  The spacing of the sections varies, depending on drill density, but the majority of drilling was done on sections spaced either 25 or 50 metres apart.   Cross sections of the Varley zone were plotted according to the drill spacing.

Outlines of both the host breccia unit and mineralization exceeding 500ppb combined Au-Pt-Pd grade (3E) were initially hand drawn on each vertical cross section. For the grade shell, a minimum zone width of 5 metres horizontal UTM east–west was generally used as this would be the minimum mining block for pit mining. A strict 500 ppb cutoff was not always used; in some locations internal dilution was included to maintain the minimum zone width, or zone continuity, provided that the average grade interval was close to 500ppb 3E.  Mineralization outlines were extended up to various elevation datums governed by the maximum depth of drilling. The deepest projections were in Dana South where the main zone was extended to an elevation of -50m (350m below surface) at the southern end. At Dana North an interpreted SE-dipping thrust fault was used for the lower boundary of the grade shells. At Lismer’s Ridge the zones were not extended more than 300m below surface (0 m elevation).  Block grade estimates, however, were limited by the imposed search distances in the interpolation, so that blocks located beyond the range of the maximum search ellipse were not assigned a value or category.

At Varley, a gradeshell of 500ppb 3E proved to be too erratic and discontinuous to use as a model constraint so a lower cutoff of 200ppb was selected.

The geology and mineralization outlines were transferred to the level plans as a check for internal consistency of both shells. These level plan interpretations were eventually used as a basis for the solid modeling, as the trend of the zones in plan view was quite variable and the drill sections were often not perpendicular to them.

The extensive surface rock sampling of the stripped areas on the Dana Lake zone was utilized where possible to more accurately determine the outline of the mineralization between surface and the first down dip drill hole.  The surface assay values were not used in this resource calculation because they are not continuous and cannot be compared to 5 metre drill hole composites.

The outlines were digitized onto level plans and sections in SURPAC and used to construct 3D solid models, firstly of the host breccia zones and secondly, within these breccia zones, 3D solid models of the mineralized zones.  Finally, any post-mineral dykes were interpreted based on drill hole lithology. These were assumed to be vertical if there were insufficient drill hole intercepts to model them in three dimensions.

Five-metre, down hole composites were then generated from the intervals within the breccia and interpreted mineral zones for each area. This data was then used for statistical analysis and variography.  Variograms1 were constructed for each element to establish any nugget effect and analyze spatial variability. Directional variograms were then modeled using a pairwise-relative transformation to determine any anisotropy.  Since the mineralized zones were very narrow, it was not possible to use only these composites to determine anisotropy as there were insufficient sample pairs available in many directions.  Therefore, composites from the entire breccia zone were used as an aid in the range estimates. Nugget, sill and range values obtained from this study were used to establish search ellipses and kriging parameters for block model interpolation.

Computer block models were created for each of the three zones with a block size of 5x5x5 m as five metres was selected as a minimum selected mining and bench height for a bulk-tonnage mining operation.  The block model for Lismer’s Ridge was rotated 45° to the west to match the orientation of the drilling grid.

Grades for Au, Pt and Pd were interpolated using ordinary kriging with separate estimations performed for each element and each mineral zone.  Grades for Ni and Cu were interpolated using Inverse Distance to the third power (ID3).

Cut-off Parameters

The cut off parameter used for reporting block model statistics within mineralized zone constraints is a combined Pt+Pd grade. The resources within each zone are reported for cutoffs ranging from 0.0 to 1.5 g/t Pt+Pd (PGE).  The cutoff used for the summary resources remains at 0.7 g/t PGE. This is based on historical resource estimates for the Lac des Iles Mine which is the only active Pt/Pd producer in the Canada.

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

For the Dana Lake and Lismer’s Ridge zones, the minimum requirements used to estimate a block were as follows:

  Minimum number of composites = 3

  Maximum number of composites=15

  Maximum composites used from a single drill hole = 3

The search parameters derived from the variogram modeling are shown in the following table.

Search Parameters used in Block Estimation – Dana Lake and Lismers Ridge

Zone	Variable	Major Axis	Semi Maj. Axis	Minor Axis	Dist. (m) Major Axis	Dist. (m) Semi Maj. Axis	Dist. (m) Minor Axis
Dana North	Pd	Az 142 Dip -60	Az 322 Dip -30	Az 052 Dip 0	73	73	31
	Pt	Az 142 Dip -60	Az 322 Dip -30	Az 052 Dip 0	87	66	33
	Au	Az 142 Dip -60	Az 322 Dip -30	Az 052 Dip 0	75	75	27
	Cu	Az 142 Dip -60	Az 322 Dip -30	Az 052 Dip 0	75	75	31
	Ni	Az 142 Dip -60	Az 322 Dip -30	Az 052 Dip 0	75	75	31
Dana South	Pd	Az 130 Dip -30	Az 310 Dip -60	Az 040 Dip 0	60	55	26.5
	Pt	Az 130 Dip -30	Az 310 Dip -60	Az 040 Dip 0	67	66	29
	Au	Az 130 Dip -30	Az 310 Dip -60	Az 040 Dip 0	70	69	25
	Cu	Az 130 Dip -30	Az 310 Dip -60	Az 040 Dip 0	65	65	26.5
	Ni	Az 130 Dip -30	Az 310 Dip -60	Az 040 Dip 0	65	65	26.5
Lismers Ridge N of 70900N	Pd	Az 132 Dip 0	Az 167 Dip -90	Az 077 Dip 0	90	90	35
	Pt	Az 132 Dip 0	Az 167 Dip -90	Az 077 Dip 0	90	90	35
	Au	Az 132 Dip 0	Az 167 Dip -90	Az 077 Dip 0	90	90	38
	Cu	Az 132 Dip 0	Az 167 Dip -90	Az 077 Dip 0	90	90	35
	Ni	Az 132 Dip 0	Az 167 Dip -90	Az 077 Dip 0	90	90	35
Lismers Ridge S of 70900N	Pd	Az 167 Dip 0	Az 167 Dip -90	Az 077 Dip 0	100	100	44
	Pt	Az 167 Dip 0	Az 167 Dip -90	Az 077 Dip 0	100	100	51
	Au	Az 167 Dip 0	Az 167 Dip -90	Az 077 Dip 0	100	100	43
	Cu	Az 167 Dip 0	Az 167 Dip -90	Az 077 Dip 0	90	90	44
	Ni	Az 167 Dip 0	Az 167 Dip -90	Az 077 Dip 0	90	90	44

For the Varley Deposit inferred resource estimate the minimum requirements used to estimate a block were as follows:

  Minimum number of composites = 2

  Maximum number of composites=15

  Maximum composites used from a single drill hole = 4

The search parameters based on the deposit geometry and drill hole spacing are shown in the following table.

Search Parameters used in Block Estimation for Varley

Zone	Variable	Major Axis	Semi Maj. Axis	Minor Axis	Dist. (m) Major Axis	Dist. (m) Semi Maj. Axis	Dist. (m) Minor Axis
Varley N of 69000N	Pd	Az 315 Dip 0	Az 315 Dip -90	Az 045 Dip 0	125	62.5	12.5
	Pt	Az 315 Dip 0	Az 315 Dip -90	Az 045 Dip 0	125	62.5	12.5
	Au	Az 315 Dip 0	Az 315 Dip -90	Az 045 Dip 0	125	62.5	12.5
	Cu	Az 315 Dip 0	Az 315 Dip -90	Az 045 Dip 0	125	62.5	12.5
	Ni	Az 315 Dip 0	Az 315 Dip -90	Az 045 Dip 0	125	62.5	12.5
Varley S of 69000N	Pd	Az 345 Dip 0	Az 345 Dip -90	Az 075 Dip 0	125	62.5	12.5
	Pt	Az 345 Dip 0	Az 345 Dip -90	Az 075 Dip 0	125	62.5	12.5
	Au	Az 345 Dip 0	Az 345 Dip -90	Az 075 Dip 0	125	62.5	12.5
	Cu	Az 345 Dip 0	Az 345 Dip -90	Az 075 Dip 0	125	62.5	12.5
	Ni	Az 345 Dip 0	Az 345 Dip -90	Az 075 Dip 0	125	62.5	12.5

For this resource estimation, blocks within the zone constraints were classified as measured, indicated or inferred using a geostatisical method based on the block kriging variance (Blackwell, 1999). For each block the relative kriging standard deviation (RKSD) was determined for Pt and Pd and then averaged. This provides a quantitative value incorporating the nugget effect, sill value, number of composites used in the interpolation, and location of the composites relative to the anisotropy. The limits used for determining the classification were derived from visual inspection of plans and sections. The difference in cutoff values for Lismer’s Ridge is due to the overall lower grade and variance of Pd and Pt in that deposit. The criteria used for classification were as follows:

Dana Lake Zones

Measured

- blocks with an average Pt-Pd RKSD <=0.4

Indicated

- blocks with an average Pt-Pd RKSD between 0.4 and 0.9

Inferred

                - blocks with an average Pt-Pd RKSD >0.9

Lismer’s Ridge Zones

Measured

- blocks with an average Pt-Pd RKSD <=0.3

Indicated

- blocks with an average Pt-Pd RKSD between 0.3 and 0.6

Inferred

                - blocks with an average Pt-Pd RKSD >0.6

Any blocks estimated beyond the grade shell constraints were assigned to the inferred category.

Mineral Resources of the River Valley PGM Project

Dana North Zone

Zone Geometry and Continuity

The Dana North Zone has been tested by a total of 105 drill holes over a strike length of 850 metres and a vertical distance of up to 400 metres (from ~325 metres ASL down to -100 metres ASL). Drilling was carried out on thirteen east-west oriented sections and three sections oriented at 045°.  A total of 60 holes were oriented 090°, 8 holes were oriented at 270°, 4 holes were oriented at 000°, 27 holes were oriented at 045° and the remaining 6 were oriented between 059° and 064°. Most holes were drilled at a dip of -

45°, 20 were drilled at inclinations of between 50 and 70° and 4 were vertical. Fifty-four holes totalling 11,921 metres were completed during Phase VI program

Mineralization is contained almost entirely within the Breccia Unit. This unit has the form of a planar to irregularly planar sheet with a mean strike of N35W that dips steeply to the west and is locally vertical. Its thickness varies between 40 and 100 metres with thicknesses between 60 and 80 metres being most common.  A representative cross section (435N) and level plan (250m elev.) for the Dana North zone, showing breccia and mineralization outlines and block model grades are in the map pockets at the back of this report.  .

Structurally the zone is interpreted to lie above a moderately SE-dipping fault zone. Smaller sub-vertical faults have been mapped on surface and intersected in drill core but no significant displacement is evident.  One dyke up to several metres in width cuts the zone around 72375N.

Mineralization exceeding a grade of 500 ppb 3E occurs as an irregular sheet with widths varying from 5 to 40 metres. The mineralized zone shows excellent continuity on strike and to depth. Of the 850 metres strike length tested to date drilling indicates continuity of mineralization over approximately 500 metres.  To the south, the zone appears to pinch out or become fragmented below 72285N. It also pinches out to the north around 72975N but a mineralized intercept in hole DL-106 may represent a faulted offset at depth, possibly below the major fault zone.

Statistics

The Dana North Zone has a slightly lower Pd/Pt ratio than Dana South and the mean grades for Au, Pt and Pd are also lower.  A decile analysis revealed that, although the upper decile marginally exceeds 40% contained metal for Pd, the upper percentile is below 10% and thus no capping of grades is necessary. The upper deciles for Pt and Au are at or below 40% contained metal.

Statistics for the downhole composites for the Dana North Zone are shown as follows:

Statistics for Dana North Zone composites

Elem	n	min	max	Mean	Median	StdDev	Variance	Coef.Var
Au	707	0.001	0.339	0.060	0.048	0.043	0.002	0.724
Pt	707	0.005	1.437	0.310	0.232	0.240	0.057	0.774
Pd	707	0.009	4.554	0.885	0.640	0.761	0.578	0.859
Cu	707	0.003	0.503	0.093	0.083	0.057	0.003	0.614
Ni	707	0.002	0.068	0.019	0.017	0.010	0.000	0.518

Histograms of frequency distribution indicate that the populations for Pt and Pd approach a log-normal distribution and exhibit no clear bimodality. Similar distributions were seen for Au. Ni and Cu populations were skewed but not really log normal.

Resource Estimate Dana North

A flattened search ellipse oriented NW-SE was used for kriging of Au and PGE grades and for Inverse Distance Cubed interpolation Ni and Cu. Ranges and anisotropic ratios for Au, Pt and Pd were taken from the variogram models. Search parameters used for the Inverse Distance cubed estimate for Cu and Ni were the same as those for Pd. In a few cases, Pt values were estimated where Pd was not due to the different maximum search ranges. These were subsequently reset as ‘uninterpolated’ blocks.

The estimated mineral resources for the Dana North Zone above incremental cut-offs are shown in the following tables.

Dana North Measured Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	2,632	0.080	0.427	1.324	0.119	0.022	1.751	1.831	6.8	36.1	112.1	155.0
0.5	2,632	0.080	0.427	1.324	0.119	0.022	1.751	1.831	6.8	36.1	112.1	155.0
0.6	2,631	0.080	0.427	1.325	0.119	0.022	1.752	1.831	6.8	36.1	112.1	154.9
0.7	2,623	0.080	0.428	1.327	0.120	0.022	1.755	1.835	6.8	36.1	111.9	154.8
0.8	2,604	0.080	0.429	1.333	0.120	0.022	1.762	1.843	6.7	35.9	111.6	154.2
0.9	2,573	0.081	0.431	1.342	0.120	0.022	1.773	1.854	6.7	35.7	111.0	153.4
1.0	2,523	0.081	0.435	1.355	0.121	0.022	1.789	1.871	6.6	35.3	109.9	151.7
1.1	2,464	0.082	0.439	1.369	0.122	0.022	1.807	1.889	6.5	34.7	108.4	149.6
1.2	2,394	0.083	0.442	1.384	0.123	0.022	1.826	1.909	6.4	34.1	106.5	146.9
1.3	2,292	0.084	0.448	1.404	0.124	0.023	1.852	1.935	6.2	33.0	103.5	142.6
1.4	2,162	0.085	0.453	1.428	0.125	0.023	1.882	1.966	5.9	31.5	99.3	136.7
1.5	1,947	0.086	0.462	1.467	0.127	0.023	1.929	2.015	5.4	28.9	91.9	126.2

Dana North indicated Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	6,526	0.052	0.268	0.742	0.084	0.018	1.011	1.063	10.9	56.3	155.8	223.0
0.5	6,462	0.052	0.270	0.747	0.085	0.018	1.016	1.069	10.9	56.0	155.2	222.0
0.6	6,279	0.053	0.272	0.757	0.085	0.018	1.030	1.083	10.7	55.0	152.9	218.6
0.7	5,881	0.054	0.278	0.777	0.087	0.018	1.055	1.109	10.2	52.6	146.9	209.6
0.8	5,008	0.056	0.290	0.817	0.089	0.019	1.107	1.163	9.0	46.7	131.6	187.3
0.9	4,004	0.058	0.305	0.867	0.092	0.019	1.172	1.230	7.5	39.3	111.6	158.4
1.0	3,067	0.061	0.320	0.920	0.094	0.019	1.240	1.301	6.0	31.6	90.7	128.3
1.1	2,313	0.063	0.333	0.970	0.097	0.020	1.303	1.365	4.7	24.7	72.1	101.6
1.2	1,654	0.065	0.345	1.020	0.101	0.020	1.364	1.429	3.4	18.3	54.2	76.0
1.3	1,049	0.067	0.356	1.074	0.104	0.021	1.430	1.497	2.3	12.0	36.2	50.5
1.4	560	0.069	0.370	1.133	0.109	0.022	1.503	1.572	1.2	6.7	20.4	28.3
1.5	211	0.073	0.389	1.206	0.112	0.023	1.595	1.668	0.5	2.6	8.2	11.3

Dana North Measured and Indicated Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	9,159	0.060	0.314	0.910	0.094	0.019	1.223	1.284	17.7	92.4	267.9	378.0
0.5	9,094	0.060	0.315	0.914	0.094	0.019	1.229	1.289	17.7	92.1	267.2	377.0
0.6	8,911	0.061	0.318	0.925	0.095	0.019	1.243	1.304	17.5	91.1	265.0	373.5
0.7	8,504	0.062	0.324	0.947	0.097	0.019	1.271	1.333	17.0	88.6	258.8	364.4
0.8	7,612	0.064	0.338	0.994	0.099	0.020	1.331	1.396	15.7	82.6	243.2	341.5
0.9	6,577	0.067	0.354	1.053	0.103	0.020	1.407	1.474	14.2	74.9	222.6	311.7
1.0	5,590	0.070	0.372	1.116	0.106	0.021	1.488	1.558	12.6	66.8	200.6	280.0
1.1	4,778	0.073	0.387	1.175	0.110	0.021	1.563	1.636	11.2	59.5	180.6	251.2
1.2	4,048	0.076	0.402	1.235	0.113	0.022	1.637	1.713	9.8	52.4	160.7	222.9
1.3	3,342	0.079	0.419	1.300	0.117	0.022	1.719	1.798	8.4	45.0	139.7	193.1
1.4	2,722	0.082	0.436	1.367	0.121	0.023	1.804	1.885	7.1	38.2	119.7	165.0
1.5	2,159	0.085	0.455	1.441	0.125	0.023	1.896	1.981	5.9	31.6	100.0	137.5

Dana North Inferred Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	469	0.033	0.163	0.418	0.061	0.014	0.581	0.614	0.5	2.5	6.3	9.3
0.5	378	0.034	0.169	0.451	0.064	0.015	0.621	0.655	0.4	2.1	5.5	8.0
0.6	221	0.035	0.178	0.488	0.067	0.016	0.666	0.701	0.2	1.3	3.5	5.0
0.7	41	0.035	0.209	0.559	0.066	0.015	0.769	0.803	0.0	0.3	0.7	1.1
0.8	9	0.043	0.227	0.618	0.076	0.016	0.845	0.888	0.0	0.1	0.2	0.3
> 0.9	0

Dana South Zone

Zone Geometry and Continuity

 This zone lies 600 metres south and east of Dana North. The Dana South zone has been tested by 88 drill holes (12 in Phase VI) over a strike length of approximately 375 metres and to a vertical depth of approximately 400 metres (from 300m to -50 metres ASL).  A total of 32 drill holes were drilled at an orientation of 090° on five east-west oriented vertical sections spaced 25 metres apart.  Three new holes at the same orientation were drilled on separate sections further north at about 50 metre step-outs.  The remaining 56 holes were drilled at an orientation of 045° on 8 vertical sections spaced 25 metres apart at the south end of the zone.  Three holes were drilled on wider step-outs to the southeast.  Holes drilled from both orientations overlap over approximately 75 metres of strike length. The holes were drilled at inclinations between -43° and -54°.

A majority of mineralized samples in the Dana South zone are contained within the Breccia Zone, with scattered values occurring in the Inclusion Bearing Zone and Boundary Zone. The Breccia Zone in this area occurs as an irregular sheet, as would be considered typical for an intrusive breccia, that ranges in thickness from 20 to 60 metres.  Most of the irregularity is along strike, giving the appearance in plan of folding.  The unit has a consistent vertical to steeply easterly dipping orientation. A representative cross section (175S) and level plan (200m elev.) for the Dana South zone, showing breccia and mineralization outlines and block model grades are in the map pockets at the back of this report.

To the north, the zone is offset by an east-west trending, steeply-dipping fault with apparent right-lateral displacement. The precise net slip vector is not known but movement is estimated from level plan and section to be around 100m

Mineralization at a 500 ppb (Au+Pt+Pd) cut off occurs within the Breccia Zone as irregular sheets and pods.  These range in thickness from less than 5 metres to 35 metres in thickness, often averaging approximately 20 metres.  Continuity along strike varies from approximately 30 metres to over 150 metres.  Similarly, continuity in the vertical direction can be demonstrated on vertical section to range from 20 metres up to 350 metres.  A majority of the mineralized material is contained within one main sheet bordering the footwall or boundary zone contact.  Two smaller, pod-like zones on the “hanging wall” side of this sheet lie near the southern end of the zone.

Statistics

Dana South Zone was the most densely drilled of the three zones.  Decile analysis of the raw drill hole assays shows that both Pt and Pd have an upper decile close to 40% contained metal.  However, since the upper percentile is well below 10% no capping of grades is deemed necessary. The upper decile for Au is below 40% and the highest single assay value is less than 1 g/t Au.

The composite statistics for the Dana South Zone

Statistics for Dana South Zone composites

Elem	n	min	max	Mean	Median	StdDev	Variance	Coef.Var
Au	578	0.002	0.719	0.076	0.061	0.061	0.004	0.797
Pt	578	0.002	3.376	0.421	0.323	0.366	0.134	0.868
Pd	578	0.015	10.166	1.387	1.050	1.219	1.486	0.879
Cu	578	0.004	0.590	0.118	0.106	0.073	0.005	0.613
Ni	578	0.003	0.086	0.021	0.020	0.011	0.000	0.513

Histograms of frequency distribution indicate that the populations for Pt and Pd are skewed but not really log-normal and exhibit no clear bimodality. Similar distributions were seen for Au, Ni and Cu (not shown).

Resource Estimate Dana South

At Dana South, search ellipsoids with maximum range of between 60 and 70 metres were used for block model interpolation. Pt, Pd and Au were interpolated by ordinary kriging with a minimum of 3 composites required to calculate a block value. Ni and Cu were interpolated by the Inverse Distance Cubed method.

The estimated mineral resources for the Dana South zone, at incremental cut-offs, are shown in the following Tables.

Dana South Measured Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	1,496	0.100	0.625	2.122	0.161	0.027	2.747	2.847	4.8	30.1	102.0	136.9
0.5	1,496	0.100	0.625	2.122	0.161	0.027	2.747	2.847	4.8	30.1	102.0	136.9
0.6	1,496	0.100	0.625	2.122	0.161	0.027	2.747	2.847	4.8	30.1	102.0	136.9
0.7	1,496	0.100	0.625	2.122	0.161	0.027	2.747	2.847	4.8	30.1	102.0	136.9
0.8	1,496	0.100	0.625	2.122	0.161	0.027	2.747	2.847	4.8	30.1	102.0	136.9
0.9	1,496	0.100	0.625	2.122	0.161	0.027	2.747	2.847	4.8	30.1	102.0	136.9
1.0	1,495	0.100	0.625	2.122	0.161	0.027	2.748	2.847	4.8	30.1	102.0	136.9
1.1	1,492	0.100	0.626	2.125	0.161	0.027	2.751	2.851	4.8	30.0	102.0	136.8
1.2	1,489	0.100	0.627	2.127	0.161	0.027	2.754	2.854	4.8	30.0	101.9	136.7
1.3	1,478	0.100	0.629	2.137	0.162	0.027	2.766	2.866	4.8	29.9	101.5	136.2
1.4	1,467	0.101	0.631	2.145	0.162	0.027	2.776	2.877	4.7	29.8	101.2	135.7
1.5	1,448	0.101	0.635	2.159	0.163	0.027	2.794	2.895	4.7	29.6	100.5	134.7

Dana South Indicated Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	3,536	0.071	0.379	1.225	0.112	0.020	1.603	1.674	8.0	43.1	139.2	190.3
0.5	3,534	0.071	0.379	1.225	0.112	0.020	1.604	1.675	8.0	43.0	139.2	190.3
0.6	3,527	0.071	0.379	1.227	0.113	0.020	1.606	1.677	8.0	43.0	139.1	190.2
0.7	3,516	0.071	0.380	1.229	0.113	0.020	1.609	1.680	8.0	42.9	138.9	189.9
0.8	3,485	0.071	0.382	1.235	0.113	0.020	1.617	1.688	8.0	42.7	138.4	189.1
0.9	3,422	0.071	0.384	1.246	0.114	0.020	1.631	1.702	7.9	42.3	137.1	187.3
1.0	3,304	0.072	0.389	1.266	0.115	0.021	1.655	1.727	7.6	41.3	134.5	183.4
1.1	3,088	0.073	0.397	1.300	0.117	0.021	1.697	1.770	7.2	39.4	129.1	175.7
1.2	2,818	0.074	0.407	1.342	0.119	0.021	1.749	1.823	6.7	36.8	121.6	165.2
1.3	2,539	0.076	0.417	1.387	0.121	0.021	1.804	1.880	6.2	34.0	113.2	153.4
1.4	2,233	0.077	0.428	1.438	0.124	0.022	1.866	1.944	5.6	30.8	103.2	139.5
1.5	1,969	0.079	0.439	1.483	0.126	0.022	1.922	2.001	5.0	27.8	93.9	126.7

Dana South Measured and Indicated Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	5,032	0.079	0.452	1.492	0.127	0.022	1.944	2.023	12.8	73.1	241.3	327.3
0.5	5,030	0.079	0.452	1.492	0.127	0.022	1.944	2.023	12.8	73.1	241.3	327.2
0.6	5,023	0.079	0.452	1.494	0.127	0.022	1.946	2.025	12.8	73.1	241.2	327.1
0.7	5,012	0.079	0.453	1.496	0.127	0.022	1.949	2.028	12.8	73.0	241.1	326.8
0.8	4,981	0.079	0.455	1.502	0.128	0.022	1.956	2.036	12.7	72.8	240.5	326.0
0.9	4,918	0.080	0.458	1.513	0.128	0.022	1.971	2.050	12.6	72.3	239.2	324.2
1.0	4,800	0.080	0.462	1.533	0.129	0.022	1.996	2.076	12.4	71.4	236.6	320.3
1.1	4,581	0.081	0.471	1.569	0.131	0.023	2.041	2.122	12.0	69.4	231.1	312.5
1.2	4,308	0.083	0.483	1.614	0.134	0.023	2.097	2.180	11.5	66.8	223.6	301.9
1.3	4,017	0.084	0.495	1.663	0.136	0.023	2.158	2.243	10.9	63.9	214.8	289.6
1.4	3,700	0.086	0.509	1.719	0.139	0.024	2.227	2.314	10.3	60.5	204.4	275.2
1.5	3,416	0.088	0.522	1.770	0.142	0.024	2.292	2.380	9.7	57.3	194.4	261.4

Dana South Inferred Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	805	0.044	0.221	0.563	0.073	0.016	0.784	0.829	1.1	5.7	14.6	21.4
0.5	758	0.045	0.224	0.581	0.074	0.016	0.805	0.849	1.1	5.5	14.1	20.7
0.6	672	0.045	0.225	0.612	0.076	0.016	0.837	0.883	1.0	4.9	13.2	19.1
0.7	552	0.047	0.229	0.648	0.079	0.017	0.876	0.923	0.8	4.1	11.5	16.4
0.8	344	0.051	0.253	0.704	0.086	0.018	0.957	1.008	0.6	2.8	7.8	11.1
0.9	220	0.053	0.266	0.751	0.091	0.018	1.018	1.071	0.4	1.9	5.3	7.6
1.0	104	0.053	0.276	0.819	0.093	0.018	1.094	1.147	0.2	0.9	2.7	3.8
1.1	34	0.053	0.304	0.902	0.098	0.018	1.205	1.259	0.1	0.3	1.0	1.4
1.2	13	0.052	0.355	0.955	0.105	0.018	1.311	1.362	0.0	0.1	0.4	0.6
1.3	7	0.050	0.396	0.969	0.108	0.019	1.365	1.415	0.0	0.1	0.2	0.3
1.4	1	0.048	0.386	1.043	0.103	0.017	1.429	1.477	0.0	0.0	0.0	0.0
1.5	0

Mineral Resources of the Dana Lake Deposit

The Dana North and Dana South zones are in effect parts of the same deposit separated by a wide cross-cutting deformation zone. The average grades of the combined Dana North and Dana South zones, at a range of cut-offs for Pt-Pd, are shown in the following Tables.

Dana Deposit Combined Measured Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	4,128	0.088	0.499	1.613	0.134	0.024	2.112	2.200	11.6	66.2	214.1	292.0
0.5	4,128	0.088	0.499	1.613	0.134	0.024	2.112	2.200	11.6	66.2	214.1	292.0
0.6	4,127	0.088	0.499	1.614	0.134	0.024	2.112	2.200	11.6	66.2	214.1	291.9
0.7	4,119	0.088	0.499	1.616	0.134	0.024	2.115	2.203	11.6	66.1	214.0	291.8
0.8	4,099	0.088	0.501	1.621	0.135	0.024	2.122	2.210	11.6	66.0	213.6	291.2
0.9	4,069	0.088	0.503	1.628	0.135	0.024	2.131	2.220	11.5	65.8	213.0	290.4
1.0	4,018	0.089	0.506	1.640	0.136	0.024	2.146	2.235	11.5	65.4	211.9	288.7
1.1	3,956	0.089	0.509	1.654	0.136	0.024	2.163	2.252	11.4	64.8	210.4	286.5
1.2	3,883	0.090	0.513	1.669	0.137	0.024	2.182	2.272	11.2	64.1	208.4	283.7
1.3	3,770	0.091	0.519	1.691	0.138	0.025	2.210	2.301	11.0	62.9	205.0	278.9
1.4	3,629	0.092	0.525	1.718	0.140	0.025	2.244	2.335	10.7	61.3	200.5	272.5
1.5	3,395	0.093	0.536	1.762	0.142	0.025	2.298	2.391	10.2	58.5	192.3	261.0

Dana Deposit Combined Indicated Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	10,062	0.058	0.307	0.912	0.094	0.019	1.219	1.277	18.9	99.3	295.0	413.3
0.5	9,996	0.059	0.308	0.916	0.094	0.019	1.224	1.283	18.9	99.0	294.4	412.3
0.6	9,806	0.059	0.311	0.926	0.095	0.019	1.237	1.296	18.6	98.0	292.0	408.7
0.7	9,397	0.060	0.316	0.946	0.097	0.019	1.262	1.322	18.1	95.5	285.8	399.5
0.8	8,493	0.062	0.328	0.989	0.099	0.019	1.316	1.378	16.9	89.5	270.0	376.3
0.9	7,427	0.064	0.341	1.042	0.102	0.020	1.383	1.447	15.3	81.5	248.7	345.6
1.0	6,371	0.066	0.356	1.099	0.105	0.020	1.455	1.521	13.6	72.8	225.2	311.6
1.1	5,402	0.068	0.369	1.159	0.109	0.020	1.528	1.596	11.9	64.1	201.2	277.2
1.2	4,472	0.071	0.384	1.223	0.112	0.021	1.607	1.677	10.2	55.2	175.9	241.2
1.3	3,588	0.073	0.399	1.295	0.116	0.021	1.695	1.768	8.4	46.1	149.4	203.9
1.4	2,793	0.076	0.417	1.377	0.121	0.022	1.793	1.869	6.8	37.4	123.6	167.8
1.5	2,180	0.078	0.434	1.456	0.125	0.022	1.890	1.968	5.5	30.4	102.1	137.9

Dana Deposit Combined Measured and Indicated Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	14,191	0.067	0.363	1.116	0.106	0.020	1.478	1.545	30.5	165.5	509.0	705.1
0.5	14,125	0.067	0.364	1.120	0.106	0.020	1.483	1.550	30.5	165.2	508.4	704.1
0.6	13,933	0.068	0.366	1.130	0.107	0.020	1.496	1.564	30.3	164.1	506.0	700.4
0.7	13,516	0.068	0.372	1.150	0.108	0.021	1.522	1.590	29.7	161.6	499.7	691.1
0.8	12,592	0.070	0.384	1.194	0.110	0.021	1.578	1.648	28.5	155.4	483.5	667.4
0.9	11,495	0.073	0.398	1.249	0.113	0.021	1.648	1.720	26.8	147.3	461.7	635.8
1.0	10,389	0.075	0.414	1.308	0.117	0.022	1.722	1.797	25.0	138.2	437.0	600.2
1.1	9,358	0.077	0.428	1.368	0.120	0.022	1.796	1.873	23.2	128.9	411.5	563.6
1.2	8,356	0.079	0.444	1.430	0.124	0.023	1.874	1.953	21.3	119.2	384.2	524.7
1.3	7,359	0.082	0.460	1.498	0.127	0.023	1.958	2.040	19.4	108.9	354.4	482.7
1.4	6,422	0.084	0.478	1.569	0.131	0.024	2.047	2.132	17.4	98.7	324.0	440.1
1.5	5,575	0.087	0.496	1.642	0.135	0.024	2.138	2.225	15.6	88.9	294.3	398.8

Dana Deposit Combined Inferred Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
PGE	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	1,273	0.040	0.200	0.510	0.068	0.015	0.709	0.750	1.6	8.2	20.9	30.7
0.5	1,135	0.041	0.206	0.537	0.071	0.016	0.744	0.785	1.5	7.5	19.6	28.6
0.6	893	0.043	0.214	0.581	0.074	0.016	0.795	0.838	1.2	6.1	16.7	24.1
0.7	592	0.046	0.227	0.642	0.078	0.017	0.869	0.915	0.9	4.3	12.2	17.4
0.8	353	0.051	0.253	0.701	0.085	0.018	0.954	1.005	0.6	2.9	8.0	11.4
0.9	220	0.053	0.266	0.751	0.091	0.018	1.018	1.071	0.4	1.9	5.3	7.6
1.0	104	0.053	0.276	0.819	0.093	0.018	1.094	1.147	0.2	0.9	2.7	3.8
1.1	34	0.053	0.304	0.902	0.098	0.018	1.205	1.259	0.1	0.3	1.0	1.4
1.2	13	0.052	0.355	0.955	0.105	0.018	1.311	1.362	0.0	0.1	0.4	0.6
1.3	7	0.050	0.396	0.969	0.108	0.019	1.365	1.415	0.0	0.1	0.2	0.3
1.4	1	0.048	0.386	1.043	0.103	0.017	1.429	1.477	0.0	0.0	0.0	0.0
1.5	0

Lismer’s Ridge Deposit

Geometry and Continuity

The Lismer's Ridge zone is in effect a separate PGM deposit and has been so designated in this section and following sections.

Lismer's Ridge has been tested by a total of 128 drill holes over at strike length of 1500 metres to a vertical depth of nearly 300 metres (from surface at ~310 metres ASL down to 0 metres ASL). Most of holes were drilled on sections oriented at 045° at a dip of -45°. A few were drilled at steeper angles and four holes at the south end of the zone were drilled at an angle of -45° towards the east. The majority of holes were drilled on sections spaced 25 to 50 metres apart. Near the north end of the zone there is a drilling gap of approximately 200 metres where a gabbro dyke at least 125 metres wide interrupts the zone. Phase VI drilling (41 holes) carried out in 2003 and 2004 consisted largely of in-fill and deeper drilling throughout the zone.

As with the Dana North and Dana South zones, a majority of mineralization is hosted within the Breccia Unit. At the northern end, from 71500S to 70850S, the Breccia Unit is irregular in shape, often in cross section having a narrow neck extending to surface from a rounded body at depth. The neck may be as narrow as 5-10 metres with the underlying body having apparent thickness ranging from 70 metres to greater than 100 metres. Further south, from 70850S to 70350S, the Breccia Zone is planar, and vertical to very steeply northeasterly dipping with widths varying from 25 to 75 metres. Two representative cross sections (1425SE and 2450SE) and level plan (200m elev.) for Lismer's Ridge, showing breccia and mineralization outlines and block model grades are in the map pockets at the back of this report.

Mineralization at Lismer's Ridge occurs as planar sheets, which are steeply dipping to vertical. The thickness of these sheets varies from five metres to approximately 35 metres with thicknesses of 10 to 25 metres being common. Continuity along strike is excellent. To the north of the dike, mineralization has been defined by drilling on five sections over a strike length of 200 metres. To the south of the dike, drilling has defined a continuous zone of mineralization over a strike length 850 metres. The strongest widths and grades occur in the northern and southern portions of the zone which are separated by a narrower, weakly mineralized portion, 5 to 15 metres in width and approximately 150m in length. Continuity in the vertical dimension is also well defined by drilling.

Statistics

The raw drill hole assays for Lismer’s Ridge contain one extreme value for Pt and Pd (51 g/t Pd, 22 g/t Pt over 0.5m) in hole LR-02. A decile analysis of the grades within the mineralized zone reveals that over 10% of the total metal is contained in the upper percentile for both elements.  In order to limit the influence of this one high-grade sample, it was capped prior to compositing at 14g/t Pd and 6 g/t Pt which were the rounded values of the next highest grades.  The upper decile for Au is below 40% and the highest single assay value is less than 2 g/t.

Statistics on the downhole composites for the Lismer’s Ridge zone.

Statistics for Lismer's Ridge composites (after 1 interval capped)

Elem	n	min	max	Mean	Median	StdDev	Variance	Coef.Var
Au	713	0.000	0.223	0.047	0.039	0.032	0.001	0.687
Pt	713	0.003	2.541	0.266	0.216	0.201	0.041	0.756
Pd	713	0.001	5.545	0.685	0.553	0.538	0.290	0.785
Cu	713	0.007	0.283	0.080	0.070	0.046	0.002	0.583
Ni	713	0.003	0.157	0.020	0.017	0.013	0.000	0.664

Histograms of frequency distribution indicate that the populations for Pt and Pd are close to log-normal and exhibit no clear bimodality. Similar distributions were seen for Au. Ni and Cu were skewed but not as close to being log-normal.

The Lismer’s Ridge zone makes a fairly abrupt change of direction around 70900 north. For this reason it was split into a north and south section for modeling purposes.  This was a ‘soft’ boundary within the mineralized zone so that composites from both sides were used in the interpolation.

Modeling of variograms for Pt, Pd and Au resulted in nested spherical structures similar to those of the Dana Lake zone. The first range was between 15 and 35 metres and the second range between 35 and 100 metres. Due to the narrow width of the zone, there were insufficient sample pairs available to calculate meaningful directional variograms across the strike. For this reason, composites from the host breccia zone were included in the variogram modeling to assist in the interpretation. Directional pairwise relative variograms indicated a moderate anisotropy with the longest range in the vertical direction and along the trend of the zones (132° in the north and 167° in the south). The shortest ranges were between 35 and 38 metres across strike in the north and between 44 and 51 metres in the south.

Resource Estimate Lismer's Ridge

Anisotropic search ellipsoids oriented 132° and 167° respectively for the north and south sections were used for kriging of Au and PGE grades and for Inverse Distance Cubed interpolation Ni and Cu.  Ranges and anisotropic ratios for Au, Pt and Pd were taken from the variogram models. Search parameters used for the Inverse Distance cubed estimate for Cu and Ni were the same as those for Pd.  Summarizes the variogram model parameters.

Lismer’s Ridge Semivariogram Model parameters

Zone	Variable	Direction	Co	C1	C2	Range at a1 (m)	Range at a2 (m)
Lismer (North of 70900)	Pd	Az 132 Dip 0	0.058	0.041	0.0486	35	90
		Az 132 Dip -90	0.058	0.041	0.0486	35	90
		Az 042 Dip 0	0.058	0.041	0.0486	15	35
	Pt	Az 132 Dip 0	0.009	0.009	0.002	35	90
		Az 132 Dip -90	0.009	0.009	0.002	35	90
		Az 042 Dip 0	0.009	0.009	0.002	15	35
	Au	Az 132 Dip 0	0.0002	0.0002	0.0002	38	90
		Az 132 Dip -90	0.0002	0.0002	0.0002	38	90
		Az 042 Dip 0	0.0002	0.0002	0.0002	21	38
Lismer (South of 70900)	Pd	Az 167 Dip 0	0.058	0.041	0.0486	35	100
		Az 167 Dip -90	0.058	0.041	0.0486	35	100
		Az 077 Dip 0	0.058	0.041	0.0486	29	44
	Pt	Az 167 Dip 0	0.009	0.009	0.002	35	100
		Az 167 Dip -90	0.009	0.009	0.002	35	100
		Az 077 Dip 0	0.009	0.009	0.002	15	51
	Au	Az 167 Dip 0	0.0002	0.0002	0.0002	35	100
		Az 167 Dip -90	0.0002	0.0002	0.0002	35	100
		Az 077 Dip 0	0.0002	0.0002	0.0002	20	43

The estimated resources for the Lismer's Ridge zone for the varying categories at incremental cut-offs, are shown in the following Tables.

Lismer's Ridge Deposit - Measured Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	4,418	0.062	0.357	0.981	0.101	0.023	1.338	1.400	8.8	50.7	139.3	198.8
0.5	4,418	0.062	0.357	0.981	0.101	0.023	1.338	1.400	8.8	50.7	139.3	198.8
0.6	4,418	0.062	0.357	0.981	0.101	0.023	1.338	1.400	8.8	50.7	139.3	198.8
0.7	4,411	0.062	0.357	0.982	0.101	0.023	1.339	1.401	8.8	50.6	139.2	198.6
0.8	4,362	0.062	0.359	0.987	0.101	0.023	1.345	1.407	8.7	50.3	138.4	197.4
0.9	4,257	0.063	0.361	0.996	0.102	0.023	1.357	1.420	8.6	49.5	136.3	194.3
1.0	3,976	0.064	0.368	1.018	0.104	0.024	1.385	1.449	8.1	47.0	130.1	185.3
1.1	3,500	0.065	0.378	1.052	0.107	0.024	1.431	1.496	7.4	42.5	118.4	168.3
1.2	2,897	0.068	0.391	1.098	0.110	0.024	1.489	1.557	6.3	36.4	102.3	145.0
1.3	2,244	0.070	0.407	1.152	0.114	0.024	1.559	1.629	5.0	29.3	83.1	117.5
1.4	1,569	0.073	0.428	1.222	0.118	0.025	1.650	1.723	3.7	21.6	61.7	86.9
1.5	1,063	0.076	0.452	1.296	0.122	0.025	1.748	1.824	2.6	15.4	44.3	62.3

Lismer's Ridge Deposit - Indicated Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	9,936	0.043	0.237	0.606	0.078	0.020	0.844	0.887	13.8	75.8	193.7	283.3
0.5	9,771	0.043	0.239	0.611	0.078	0.020	0.850	0.894	13.6	75.0	192.0	280.7
0.6	9,003	0.044	0.245	0.630	0.079	0.021	0.875	0.919	12.9	70.8	182.4	266.1
0.7	7,439	0.046	0.255	0.667	0.082	0.021	0.922	0.968	11.1	61.0	159.4	231.5
0.8	5,462	0.049	0.268	0.715	0.087	0.022	0.984	1.033	8.6	47.1	125.6	181.3
0.9	3,560	0.052	0.285	0.770	0.090	0.023	1.055	1.107	5.9	32.6	88.2	126.7
1.0	2,140	0.054	0.302	0.824	0.092	0.023	1.127	1.180	3.7	20.8	56.7	81.2
1.1	1,139	0.055	0.319	0.878	0.095	0.024	1.198	1.253	2.0	11.7	32.2	45.9
1.2	492	0.056	0.338	0.929	0.097	0.025	1.267	1.323	0.9	5.3	14.7	20.9
1.3	106	0.062	0.362	0.990	0.104	0.028	1.353	1.414	0.2	1.2	3.4	4.8
1.4	13	0.065	0.385	1.049	0.112	0.033	1.434	1.500	0.0	0.2	0.5	0.6
1.5	2	0.073	0.410	1.097	0.120	0.025	1.507	1.580	0.0	0.0	0.1	0.1

Lismer's Ridge Deposit – Measured and Indicated Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	14,355	0.049	0.274	0.722	0.085	0.021	0.996	1.045	22.6	126.5	333.0	482.1
0.5	14,190	0.049	0.276	0.726	0.085	0.021	1.002	1.051	22.5	125.7	331.3	479.5
0.6	13,422	0.050	0.282	0.746	0.086	0.021	1.027	1.078	21.7	121.5	321.7	465.0
0.7	11,850	0.052	0.293	0.784	0.089	0.022	1.077	1.129	19.9	111.7	298.6	430.2
0.8	9,824	0.055	0.308	0.836	0.093	0.023	1.144	1.199	17.4	97.4	263.9	378.7
0.9	7,817	0.058	0.327	0.893	0.096	0.023	1.220	1.278	14.6	82.1	224.5	321.1
1.0	6,116	0.060	0.345	0.950	0.100	0.023	1.295	1.355	11.9	67.8	186.8	266.5
1.1	4,639	0.063	0.364	1.010	0.104	0.024	1.373	1.437	9.4	54.3	150.6	214.3
1.2	3,388	0.066	0.384	1.074	0.108	0.024	1.457	1.523	7.2	41.8	116.9	165.9
1.3	2,350	0.070	0.405	1.145	0.113	0.024	1.550	1.619	5.3	30.6	86.5	122.3
1.4	1,583	0.073	0.428	1.220	0.118	0.025	1.648	1.721	3.7	21.8	62.1	87.6
1.5	1,065	0.076	0.452	1.295	0.122	0.025	1.747	1.823	2.6	15.5	44.4	62.4

Lismer's Ridge - Inferred Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Pt+Pd	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	2,371	0.031	0.175	0.394	0.063	0.016	0.568	0.599	2.3	13.3	30.0	45.6
0.5	1,779	0.032	0.185	0.425	0.067	0.017	0.610	0.641	1.8	10.6	24.3	36.7
0.6	872	0.033	0.198	0.474	0.068	0.017	0.672	0.704	0.9	5.5	13.3	19.8
0.7	303	0.039	0.219	0.529	0.082	0.019	0.748	0.788	0.4	2.1	5.1	7.7
0.8	65	0.040	0.228	0.606	0.086	0.017	0.834	0.874	0.1	0.5	1.3	1.8
> 0.9	0

Varley Deposit

Geometry and Continuity

The Varley deposit lies southeast of the Lismer’s Ridge deposit and is similar in geologic setting, mineralization and geometry. As of April 30, 2004, a total of 32 core holes were completed at Varley for 5,185 metres (Figure 3-5). They drill sites were initially located on fences spaced approximately 100 metres apart with later fill-in drilling near the south end on a 50 metre spacing. Most drill sections consist of 2 holes.

The drilling has defined a continuous zone of low grade (+0.2 g/t Pt+Pd) mineralization extending for approximately 1450 metres near the steep contact between the gabbro breccia and the footwall intrusives. At around 5169000m North the trend of this contact veers from about 345° to 315° as it moves north. Drill holes intersected higher grade intervals on nearly all sections but their continuity along strike is uncertain.  A barren dyke was intersected by one drill hole at 5164575m North. For modeling purposes, the width of the dyke was assumed to be 20 metres.

The most consistent higher-grade section is located near the southern end of the zone and extends for approximately 300 metres along strike and as much as 150 metres vertically.

Statistics

No extreme outliers were present in the assay database within the gradeshell model.  Five metre down-hole composites were created from drill hole intercepts within the model constraints. Composite statistics are shown.

Statistics for Varley composites

Elem	n	min	max	Mean	Median	StdDev	Variance	Coef.Var
Au	248	0.002	0.195	0.031	0.021	0.031	0.001	1.020
Pt	248	0.015	1.277	0.177	0.117	0.189	0.036	1.069
Pd	248	0.019	3.826	0.457	0.288	0.552	0.304	1.206
Cu	248	0.005	0.238	0.049	0.039	0.036	0.001	0.727
Ni	248	0.002	0.038	0.013	0.011	0.007	0.000	0.524

Histograms of frequency distribution indicate that the populations for Pt and Pd are close to log-normal and exhibit no clear bimodality

Varley Deposit Resource Estimate

An inferred mineral resource was estimated for the Varley deposit using the inverse distance cubed method.  Kriging was considered but due to the lack of reasonable directional variograms the parameters were deemed unreliable.

The resource is assigned to the inferred category for the following reasons:

  The drill hole spacing is inadequate to define a measured or indicated category

  The available topographic base does not match the surveyed drill collars

  The QA/QC was not available for the Varley phase VI program at the time of     this report

The Varley deposit was modeled as two zones because there was a gap in the drill spacing exceeding 100 metres which corresponded to the change in direction of the zone. For the northern portion, an anisotropic search ellipse was used with the major axis trending 345°. For the southern portion the major axis was set at 315°.  In both cases the semi-major axis was vertical and the minor axis horizontal.  A minimum of 2 and maximum of 15 composites were required to interpolate a block. The maximum number of composites from a single drill hole was limited to 4.

The estimated inferred resources for the Varley Deposit at incremental cut-offs, is shown.

Varley Deposit - Inferred Resource

Cutoff	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
PGE	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
0.0	15,419	0.025	0.144	0.361	0.047	0.012	0.505	0.530	13	71	179	263
0.5	5,234	0.040	0.233	0.625	0.059	0.014	0.857	0.897	7	39	105	151
0.6	3,680	0.046	0.266	0.724	0.063	0.015	0.990	1.036	5	31	86	123
0.7	2,741	0.051	0.295	0.812	0.067	0.016	1.107	1.158	4	26	72	102
0.8	1,926	0.056	0.335	0.923	0.070	0.016	1.257	1.314	3	21	57	81
0.9	1,448	0.062	0.369	1.024	0.075	0.017	1.394	1.456	3	17	48	68
1.0	1,107	0.068	0.404	1.127	0.081	0.017	1.531	1.600	2	14	40	57
1.1	871	0.074	0.438	1.225	0.087	0.018	1.663	1.737	2	12	34	49
1.2	687	0.080	0.473	1.329	0.093	0.019	1.801	1.881	2	10	29	42
1.3	559	0.086	0.505	1.422	0.098	0.020	1.927	2.013	2	9	26	36
1.4	461	0.091	0.536	1.514	0.102	0.020	2.050	2.141	1	8	22	32
1.5	397	0.095	0.561	1.586	0.106	0.021	2.147	2.242	1	7	20	29

Resource Summary River Valley PGM Project

In situ, mineral resources in all categories, at a cut-off grade of 0.7 g/t Pd + Pt (PGE), on PFN's River Valley PGM project are summarized.  In the estimation no allowance has been made for the respective precious metal prices, or recoveries.

Summary of In Situ Mineral Resources  - River Valley PGM Project

MEASURED CATEGORY
Mineral	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Zone	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	2,623	0.080	0.428	1.327	0.12	0.02	1.755	1.835	6.8	36.1	111.9	154.8
Dana South	1,496	0.100	0.625	2.122	0.16	0.03	2.747	2.847	4.8	30.1	102.0	136.9
Dana Lake Total	4,119	0.088	0.499	1.616	0.13	0.02	2.115	2.203	11.6	66.1	214.0	291.8
Lismers Ridge	4,411	0.062	0.357	0.982	0.10	0.02	1.339	1.401	8.8	50.6	139.2	198.6
Total	8,530	0.074	0.426	1.288	0.12	0.02	1.714	1.788	20.4	116.8	353.2	490.4

INDICATED CATEGORY
Mineral	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Zone	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	5,881	0.054	0.278	0.777	0.09	0.02	1.055	1.109	10.2	52.6	146.9	209.6
Dana South	3,516	0.071	0.380	1.229	0.11	0.02	1.609	1.680	8.0	42.9	138.9	189.9
Dana Lake Total	9,397	0.060	0.316	0.946	0.10	0.02	1.262	1.322	18.1	95.5	285.8	399.5
Lismers Ridge	7,439	0.046	0.255	0.667	0.08	0.02	0.922	0.968	11.1	61.0	159.4	231.5
Total	16,836	0.054	0.289	0.823	0.09	0.02	1.112	1.166	29.2	156.5	445.3	631.0

MEASURED + INDICATED CATEGORY
Mineral	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Zone	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	8,504	0.062	0.324	0.947	0.10	0.02	1.271	1.333	17.0	88.6	258.8	364.4
Dana South	5,012	0.079	0.453	1.496	0.13	0.02	1.949	2.028	12.8	73.0	241.1	326.8
Dana Lake Total	13,516	0.068	0.372	1.150	0.11	0.02	1.522	1.590	29.7	161.6	499.7	691.1
Lismers Ridge	11,850	0.052	0.293	0.784	0.09	0.02	1.077	1.129	19.9	111.7	298.6	430.2
Total	25,366	0.061	0.335	0.979	0.10	0.02	1.314	1.375	49.7	273.2	798.3	1121.2

INFERRED CATEGORY
Mineral	Tonnes	Au	Pt	Pd	Cu	Ni	PGE	3E	Contained Ounces (000's)
Zone	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	41	0.035	0.209	0.559	0.07	0.02	0.769	0.803	0.0	0.3	0.7	1.1
Dana South	552	0.047	0.229	0.648	0.08	0.02	0.876	0.923	0.8	4.1	11.5	16.4
Dana Lake Total	592	0.046	0.227	0.642	0.08	0.02	0.869	0.915	0.9	4.3	12.2	17.4
Lismers Ridge	303	0.039	0.219	0.529	0.08	0.02	0.748	0.788	0.4	2.1	5.1	7.7
Varley	2,741	0.051	0.295	0.812	0.07	0.02	1.107	1.158	4.5	26.0	71.5	102.0
Total	3,636	0.049	0.278	0.760	0.07	0.02	1.038	1.087	5.7	32.5	88.9	127.1

Note: Numbers are rounded after weighted average and summary calculations

Conclusions

The in situ combined measured and indicated mineral resources equalling or exceeding a cut-off of 0.7g/t PGE are estimated to be 25.4 Million tonnes averaging 0.061 g/t Au, 0.355 g/t Pt  and 0.979 g/t Pd  .An additional 3.6 million tonnes is classified as inferred and averages 0.049 g/t Au, 0.278 g/t Pt and 0.76 g/t Pd.

In addition to Au, Pt and Pd there are possible by–product credits in copper and nickel and rhodium.  Rhodium content could not be accurately estimated due to lack of analytical data. The results of the previous study (DMBW October 15/01) involving the analysis of partial assay information from 27 holes at Dana Lake suggested an average grade of between 0.03 and 0.04 g/t Rh.  No drill core from Lismer’s Ridge was analyzed for rhodium.

Although the QC/QA sampling protocol used by PFN for the Phase VI program was less than rigorous, the QC/QA results presented in this report are satisfactory.  In the opinion of DMBW, the deficiencies of the PFN QC/QA procedures do not materially affect the Revised Mineral Resource Estimate.

Results from duplicate core sampling at Dana Lake and Lismer’s Ridge demonstrate a significant inhomogeneous distribution of Pt, Pd and Au values within the mineralized zone. A precision error of ±20% is indicated for both Pt and Pd at concentrations levels around 0.5 g/t Pt and 1 g/t Pd.

Exploration and Development

Currently a Phase 7 exploration program is in progress and is expected to be completed by end of the end of December 2004.  The budget for which is set at $3.0 million. The budget was approved by Anglo Platinum in May 2004.

(a)

Agnew Lake Property, Sudbury, Ontario

Ownership

The Agnew Lake property covers approximately 80% of the Agnew Lake Intrusion (ALI) and consists of 562 unpatented mining claim units that contiguously cover 8992 hectares. All claims (562 units) are subject to PFN’s Joint Venture with Anglo Platinum and Platinum Group Metals Inc. (PTM).

408 contiguous unpatented mining claim units (213 claim blocks) that cover 7,760 hectares  are subject to PFN's letter agreement with PTM (formerly New Millennium Metals Corporation) dated June 18th, 2000, and formal option agreement dated August 15th, 2001, whereby PFN may earn 50% of PTM’s rights and interests in the property (49.5% interest in the property) and in the Agreement with Hawke and Campbell executed March 1, 1999 as follows:

  PTM will remain 100% responsible for the fulfillment and completion of all required payments to Hawke and Campbell. This includes both cash and share payments.

  Of the 99% undivided interest in the property that PTM can earn, 51% will be earned and vested by the completion of $1.0 million dollars of work on the property. A further 48% interest will be earned for the expenditure of an additional $1.0 million. To date about $500,000 has been spent by PTM. There is no time limit on the completion of work commitments.

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

December 22, 2003 (payment made)

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

Under an amendment dated 2 December 2003, in the event that  Kaymin elects to fund the project beyond 31 December 2005, within 90 days of electing to proceed, the company, at its option, would be required to issue additional shares to make the accumulated value of all shares issued equal $500,000. The Company may satisfy in whole or in part its obligation to incur $500,000 in exploration expenditures by issuing shares, the shares are to be valued at the 10 day average trading price to date of issuance at a minimum price of $0.60 per share. If Kaymin elects not to fund exploration beyond 2005, the company, at its option would be required to issue additional shares or incur exploration expenditure to make the accumulated value of all shares and exploration expenditure equal $500,000.

In addition PFN and PTM entered into a Memorandum of Understanding with Pro-Am Explorations Corporation on 41 claims located in Gough and Shakespeare townships, the “Pro-Am Claims”. PFN’s portion of the obligations is cash payments of $15,000 over three years, and share issuances of 21,000 shares over three years and annual royalty payment of $3,000 on the fifth and subsequent anniversaries of the agreement with the underlying vendors.  In addition PFN and PTM agree to incur exploration expenditures totaling $400,000 by October 12th, 2005. The Pro Am property is subject to a 2.5% NSR, which PFN and PTM may purchase up to 1.5% for $1.6 million.

All of the claims that comprise the Agnew Lake property are subject to PFN’s Farm-In agreement with Anglo Platinum dated May 25th, 2001 and subsquently amended October 10th, 2003. Through Kaymin Resources Ltd. (Kaymin), its fully owned subsidiary, Anglo Platinum can earn a 50% interest in the Agnew Lake property by paying each of the Optionors PFN and PTM $200,000 (received), and reimbursing PFN exploration expenditures in the amount of $226,205 (received) and expending $6 million on exploration before December 31st, 2005.  Kaymin may increase its interest to 57% by completing a feasibility study, and further to 60% by arranging all mine financing through to production.

A technical report dated July 15, 2002, “entitled phase II surface exploration Agnew Lake property by Scott Jobin-Bevans, P.Geo” is filed on SEDAR.

(c)

Goldwright Property (Janes and Kelly Townships Properties) (Goldwright Option/Kaymin Farm-In)

Property

The Janes Township property comprises 132 unpatented mining claim units.

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

(d)

Kelly-Davis Township and Sargesson Lake Properties

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

Quebec, Canada

(a)

Glitter Lake Property

Ownership

By agreement dated 15 August 2003, the company can acquire, from CanAlaska Ventures Ltd. (CanAlaska), a company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement		10,000
Within 5 business days of receiving regulatory approval			20,000
On or before 28 January 2004		-	-	150,000
On or before 15 August 2004		15,000	-	-
On or before the 1st anniversary of receiving regulatory approval			20,000
On or before 15 April 2005		-	-	200,000
On or before 15 August 2005		20,000	-	-
On or before the 2nd anniversary of receiving regulatory approval			20,000
On or before 15 April 2006		-	-	300,000
Total		$45,000	60,000	$700,000

Upon the Company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a bankable Feasibility Study within 24 months of having vested.  In the event the Company does not complete a bankable feasibility study within two years, the Company agrees to make cash payments in the amount of $50,000 per annum for each year the Feasibility Study is not completed. Upon vesting with a 60% interest the Company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an Internal Rate of Return (IRR) in excess of 15%, the company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before the Company vests with a 50% interest, the company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the company becoming vested, or such amount which will result in having the company spent $1 million in exploration expenditures.

The property is subject to 1.5% NSR payable to a third party.  The company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests. Regulatory approval was not received until April 2004, the exporation expenditures were deferred to 8 months after regulatory approval was received.

(b)

Lac Manitou Property

By agreement dated 6 May 2004, the Company can acquire 100% in certain claims known as the Lac Manitou property. As consideration, the company, at its option must complete the following:

		Option payments	Shares	Exploration expenditure
Within 5 days of regulatory approval	(issued	$10,000	15,000	$-
	and paid)
On or before 31 December 2004		-	-	100,000
On or before 6 May 2005		20,000	20,000	-
On or before 31 December 2005		-	-	250,000
On or before 6 May 2006		50,000	50,000	-
On or before 31 December 2006		-	-	250,000
		$80,000	85,000	$600,000

The property is subject to 2.5% NSR, 1% could be purchased for $750,000 and a subsequent 0.5% could be purchased for $500,000

Newfoundland and Labrador, Canada

(a)

Mineral Licenses 972M and  973M

Property

The Company holds a 50% direct and indirect interest in mineral licenses 972M and 973M which consist of 172 unpatented mining claim units covering 4,300 ha located in Labrador, Newfoundland. As consideration, the Company issued 300,000 shares. The properties are subject to a 2% NSR.

Mineral License 972M

This property comprises 112 unpatented mining claim units. This property is located 70 km southwest of Nain, 2 km north of Konrad Brook.

The mineral license expires on February 9, 2006.

Mineral License 973M

The property is located 70 km west northwest of Nain and 2 km south of Tasialuk Lake.  The license expired on February 9, 2003.

South East Alaska, USA

(a)

Union Bay Platinum Property

Ownership

By agreement dated 1 October 2002 and amended 2 April 2003, the Company can acquire, from Freegold Ventures Limited, up to a 50% interest in 785 claim units known as the Union Bay property, located in South East Alaska.  As consideration, the Company, at its option, must subscribe to purchase a private placement of $165,000 (completed) and must issue shares and make payments as follows:

		Option Payments	Shares
Within 5 days of approval by regulatory authorities	(issued)	$-	30,000
On or before the first anniversary of regulatory approval		-	30,000
On or before 1 July 2003	* (paid)	20,000	-
On or before 1 July 2004	(paid)	20,000	-
On or before 1 July 2005		30,000	-
On or before 1 July 2006		30,000	-
Total		$100,000	60,000

In addition to the above, minimum aggregate exploration expenditures of $1,000,000 must be completed by 1 July 2006, as follows:

On or before 1 July 2003	*(completed)	$30,000
On or before 1 July 2004	(completed)	$30,000
Minimum aggregate on or before 1 July 2005		$400,000
Minimum aggregate on or before 1 July 2006		$1,000,000

The Company is responsible for the annual rents due on the property.  These rental payments shall be made on or before 1 August of each year the agreement is in effect.  In the Spring of 2003 an additional 394 claims were staked. An Amendment dated February 4th, 2004 was executed which deferred to rental payment until August 15th from the original August 1st deadline.

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

By joint venture agreement dated May 21, 2003 with Lonmin Plc (a major mining company), the Company and Freegold granted an option to Lonmin Plc for up to a 70% interest in the Union Bay platinum project.  To earn a 60% interest, Lonmin Plc must incur, at its option, exploration expenditures of U.S. $815,000 (completed) in 2003 and a minimum of U.S. $1,000,000 per year in 2004, 2005 and 2006 and U.S. $750,000 for each year thereafter.  Lonmin Plc may earn an additional 10% interest in the project by delivering a full feasibility study.  Upon the decision, by the management committee to proceed to place the project into commercial production, Lonmin Plc will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the Company and Freegold will each repay their share of the exploration costs and contribute pro rata to operating costs.  The Company is the operator of the project during the exploration phase.  Currently a 2004 US $1.2 million exploration program is in progress on the Union Bay Project, which is being fully funded by Lonmin Plc.

The Company will be the operator of the project during the exploration phase.

(b)

Kane Property

Ownership

The Company acquired 30 claims by staking in Alaska.  No work is planned for the properties at this time.

New Zealand

(a)

Takitimu, New Zealand

Ownership

During the year, the company applied for an exploration permit in Takitimu, New Zealand.  The permit has not yet been granted as of the year-end.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes thereto included herein.

Twelve Months Ended April 30, 2004 Compared to Twelve Months Ended April 20, 2003

Overview

This last year, PFN continued to explore the River Valley and Agnew Lake properties near Sudbury, Ontario with joint venture partner Anglo American Platinum Corporation Limited, and entered into a Joint Venture with Lonmin Plc, the third largest primary producer of platinum in the world, to explore the Union Bay Platinum project in Southeast Alaska. These programs, combined with expenditures on PFN’s other exploration programs represented one of the largest platinum group metal exploration company budgets in North America. Last years success has generated equally impressive exploration budgets and programs for 2004.

PFN believes its ability to joint venture its projects with the largest platinum group metal producers in the world is a testament to its exploration success and expertise.

River Valley-Anglo Platinum

During 2003 and early 2004 (to April 30th), a $5.3 million exploration program was carried out. The program included a 45,000 metre diamond drill program, which not only resulted in significantly upgraded mineral resources but also delineated numerous new PGM enriched targets for follow up in 2004.  Nearly 5 additional kilometres of prospective strike length were delineated as a result of the Phase 6 program, which included diamond drilling, a SPECTREM geophysical survey and a surface exploration program. Anglo Platinum recently approved an additional $3.0 million budget to follow up on these new targets. This new Phase 7 program will include 15,000 metres of diamond drilling, follow up ground work, and bulk sampling. Additional drilling to the south of the existing resource zones is slated for 2004 and is expected to continue to delineate additional resources.

River Valley is the third stand-alone discovery of platinum group metals in North America in the last 20 years.

Union Bay – Lonmin Plc

In 2003, PFN as Operator carried out a US$900,000 mapping, drilling and sampling program funded by Lonmin, on the Union Bay property in Southeast Alaska, which resulted in the discovery of a significant new platinum-bearing zone, the Continental Zone.  In May 2004, Lonmin committed to an additional US $1.2 million exploration program to further explore this promising property. Exploration will include airborne geophysics, diamond drilling, mapping and sampling.

Agnew Lake-Anglo Platinum

Exploration is currently in progress on the Agnew Lake project, which PFN is also jointly exploring with Anglo Platinum. Similar to the River Valley project, Anglo Platinum is providing all exploration funding for this project. A $250,000 budget has been approved for the 2004 Summer program.

General

All of the existing Joint Venture Agreements designate PFN as Operator, and allow PFN to participate fully in the projects until commercial production is achieved with no equity dilution. PFN; however, remains fully conscious that in order to maintain its pre-eminent position in the industry it needs to continue to identify and explore additional significant platinum group metal projects through out North America. In keeping with this philosophy, the company is fully funding two independent programs, (Lac Manitou and Glitter Lake) this year in order to advance them to a joint venture stage. The projects are both located in Quebec, a mining-friendly jurisdiction, which will allow PFN to fully capitalize on its exploration expenditures due to the generous mineral exploration incentive programs offered by the Quebec government.  PFN is currently funding a reconnaissance exploration program on its newly acquired Lac Manitou project, which has a number of mineralogical similarities to the River Valley project. A mapping and sampling program will be carried out in the summer of 2004.

Over the last year, our exploration success garnered the attention of several institutional investment funds. PFN is now held approximately 25% by institutional investors.  Our balance sheet is strong with a treasury in excess of $6 million, giving the Company ample resources to fund and develop exploration projects.  In addition to our exploration and financing activities last year, we also strengthened our core technical team with the addition of both Mr. Peter Dasler, P.Geo as VP Business Development, replacing Mr. John Royall who resigned in October, 2003 and Mr. John Londry, P.Geo as VP Exploration. These two veteran explorationists are key additions to an experienced technical and financial team.

Results of Operation

Business of the Company

The Company is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for PFN for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30,(audited)
	2004	2003	2002
Total Revenues	$380,952	$284,804	$338,780
General and administrative expenses	1,473,225	$1,364,612	$1,177,225
Mineral property costs	1,905,995	1,395,570	3,869,593
Income (loss) before other items * In total * Basic and diluted loss per share	(1,473,225) (0.06)	(1,364,612) (0.07)	(1,177,225) (0.06)
Net income (loss) from continuing operations * In total * Basic and diluted loss per share	(1,276,008) (0.05)	(1,323,658) (0.06)	(1,422,135) (0.07)
Totals Assets	7,202,319	1,785,530	3,614,678
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2004	2004	2003	2003	2003	2003	2002	2002
Total revenues	$99,920	$96,092	$130,418	$54,522	$176,848	$88,886	$117,957	$1,234
Net loss	503,953	205,335	363,197	203,523	375,105	352,418	359,701	236,434
Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Total assets	7,202,319	5,680,659	3,193,241	1,980,803	1,785,530	1,699,724	2,639,520	2,981,908

Results of operations

The year ended April 30, 2004 resulted in a net loss of $1,276,008 which compares with a loss of $1,323,658 for the same period in 2003. General and administrative expenses for the year ended April 30, 2004 were $1,473,225 an increase of $108,613 over the same period in 2003. Stock-based compensation fees of $223,000 were recorded as compared to $151,725 in the previous year. The Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 May 2002. As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning 1 May 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. Mineral property costs of $123,707 were written off while all other general and administrative costs were relatively the same when compared to the previous year.  A $27,085 capital gain was realized on the sale of investments as compared to $Nil over the same period in 2003. Project management fees of $280,354 were earned during the year as compared to $237,207 the previous year. Interest income was $73,513, an increase of 25,916 over the same period in 2003 as the Company had significantly more funds on deposit.

During the year ended April 30, 2004, the Company incurred mineral property costs of $1,905,995 with $1,585,714 being funded by joint venture partners.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $315,843 for the period ended April 30, 2004, a decrease of $14,247 over the same period in 2003.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in note 1 to the consolidated financial statements for the year ended April 30, 2004.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

Stock-based compensation

During the prior year, the Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 May 2002. As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning 1 May 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Flow through shares

During the year, the Company adopted the new accounting pronouncement relating to flow through shares effective for all flow through agreements after 19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow through shares whereby the investor can claim the tax deductions arising from the related resources expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a Company has sufficient unused tax losses and deductions (‘losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The Company is currently assessing these requirements to ensure its complies with the new standards starting on 1 May 2004.

Financial Instruments and Other Instruments

PFN’s financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, restricted cash – flow-through, accounts payable and cash call payable. Unless otherwise noted, it is management’s opinion that PFN is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at April 30, 2004, there were 31,551,004 outstanding common shares compared to 21,165,701 outstanding shares at April 30, 2003.

Directors, officers, employees and contractors are granted options to purchase common shares under the Companys stock option plan.  This plan and its terms and outstanding balance are disclosed in notes 7e to the annual audited financial statements to April 30, 2004.

During the year, 1,116,940 performance shares were reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the company. During the year, 50,000 performance shares were issued at $0.01 per share for total proceeds of $500.

Related party transactions

During the year ended April 30, 2004, the below related parties were paid the following: A total of $75,713 was paid to a Company controlled by Harry Barr, a Director and President of the company for management services. Mr. Barr currently receives a management fee of $5,760 per month; pursuant to an office lease agreement dated July 11, 2000, a total of $53,746 was paid to a Company controlled by Harry Barr for office rent; a total of $50,842 was paid to a Company controlled by Taryn Downing, a Director and Officer of the company for corporate secretarial services;  a total of $50,523 was paid to a Company controlled by Gord Steblin, a Director and Officer of the company for accounting services;  a total of $45,440 was paid to a Company controlled by Peter Dasler, an Officer of the company for engineering and consulting fees;  a total of $21,600 was paid to a Company controlled by John Londry, an Officer of the Company for engineering and consulting services; a total of $50,568 was paid to John Royall, a Director and Officer for engineering and consulting fees before his resignation in October 2003; and $1,740 to Lindsay Bottomer, a Director of the Company for consulting fees.

The significant differences between Canadian and U.S. GAAP on the financial statements for the twelve months ended April 30, 2004 are as follows:

-

US GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred may be deferred.  Mineral acquisition costs and deferred exploration expenditures during the year was $204,357.

The loss under Canadian GAAP for the year was $1,276,008.  After adding mineral costs of $204,357 a loss under US GAAP of $1,480,365 is reported.  The loss per share under Canadian GAAP is $0.05 as compared to a $0.05 loss per share under US GAAP.

Twelve Months Ended April 30, 2003 Compared to Twelve Months Ended April 30, 2002

Overview

PFN continues to actively engage in exploration for PGM throughout North America. PFN currently holds three PGM properties, the River Valley and Agnew Lake PGM projects, located near Sudbury, Ontario, and the Union Bay project in southeast Alaska.

Both River Valley and Agnew Lake are 100% funded by Anglo American Platinum Corporation Limited, the world’s largest producer of platinum group metals.

Results of Operation

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

Overview

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

PFN continues to be a leader in platinum group metal exploration in North America.

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

  $9.3 million funded by Anglo Platinum on PFN properties since 1999.

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

Twelve Months Ended April 30, 2001 Compared to Twelve Months Ended April 20, 2000

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

Twelve Months Ended April 30, 2004 Compared to Twelve Months Ended April 30, 2003

At April 30, 2004, the Company’s working capital, defined as current assets less current liabilities, was $5,566,082 compared with working capital of $1,085,456 at April 30, 2003. Flow-through funds of $703,800 must be spent before Dec. 31, 2004 and $200,000 must be spent before Dec. 31, 2005 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the year, the Company completed private placements of 9,344,444 units for gross proceeds of $6,400,000. A further 864,134 shares were issued on the exercise of options and warrants for proceeds of $546,871.

The Company has a portfolio of investments with a market value of $124,556 as at April 30, 2004. The main investment consists of 390,188 shares of Freegold Ventures Limited which has certain directors in common. These amounts are included in the above working capital. The company has total issued and outstanding of 31,551,004 shares at April 30, 2004.

Outlook

PFN currently has three joint venture agreements in which other companies are earning an interest in PFN projects by carrying all costs and making significant exploration expenditures.  The Company ended 2004 with a strong cash position that will enable it to continue its own exploration effects in the United States and Canada seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies exploration and develop such projects in return for the right to earn an interest in them.

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

E.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

Contractual Obligations(1)	Payments Due By Period

	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs

Office Lease (2)	38,220	32,760	5,460		-

Total	$38,220	$32,760	$5,460	$ -	$ -

1)

No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.

1)

The Company is also responsible for its estimated proportionate share of property taxes and operating costs.

G.

Safe Harbor

The Registration Statement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements".  Such statements are included, among other places in this Registration Statement, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations. Forward-looking statements are based on expectations, estimated and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  These include, but are not limited to, the risks of mining industry (for example, operational risks of exploring for, developing and producing crude oil and natural gas, risks and uncertainties involving geology of mineral deposits, the uncertainty of reserve estimates and estimates relating to production volumes, cost and expense projections, potential cost overruns and health, safety and environmental risks), risks relating to the Company's properties (for example, lack of operating history and transportation), fluctuations in mineral prices and exchange rates and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures (collectively "Cautionary Statements").  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets out the names of management’s nominees for election as Directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at July 8, 2004.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Harry Barr(3)(4) BC, Canada President, CEO, & Director	Chairman & COO of CanAlaska Ventures Ltd. (2004-present); President & CEO of CanAlaska Ventures Ltd. (1989–2004); Chairman, CEO and Director of Freegold Ventures Limited (1999-present); President, CEO and Director of Freegold Ventures Limited (1985-1999); Director of El Nino Ventures Inc. (1999–present).	1996	848,081(6)
Bernard Barlin(2)(3)(4)(5) Hampshire, UK Director	Director of CanAlaska Ventures Ltd. (1989-present); and Director of Freegold Ventures Ltd. (1985-present).	2000	3,500
Lindsay Bottomer(2)(3)(4)(5) BC, Canada Director	President and CEO of Southern Rio Resources Ltd. (2001-present) and Vice-President, Exploration of IMA Exploration Inc. (1999-2001).	1998	Nil

Gordon Steblin BC, Canada Chief Financial Officer & Director	Chief Financial Officer of Freegold Ventures Limited (2002-present); CanAlaska Ventures Ltd. (2002-present); and El Nino Ventures Inc. (2002-present). Accountant of Freegold Ventures Limited (1994-2002); CanAlaska Ventures Ltd. (1994-2002); Pacific North West Capital Corp. (1996-2002); and El Nino Ventures Inc. (1999-2002).	2003	Nil
Alexander Walcott(2)(5) BC, Canada Director	Geophysical consultant for mineral exploration.	2004	Nil

Notes:

(1)

The information has been furnished by the respective directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee

(4)

Denotes member of the Corporate Governance Committee

(5)

Unrelated director

(6)

Of the 848,081 shares owned by Harry Barr 222,600 shares are directly owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr, 587,334 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr, and the remaining 38,147 shares are owned directly by Harry Barr.

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

Pursuant to the provisions of the Business Corporations Act (Alberta) the Company is required to have an audit committee.  The general function of the audit committee is to review the overall audit plan and the Company's system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Company's auditors.  The audit committee of the Company currently consists of Lindsay Bottomer, Bernard Barlin, and Alexander Walcott.

B.

Compensation

Summary Compensation Table

The compensation for each Named Executive Officer is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr President and CEO	2004 2003 2002	69,120 69,120 65,280	6,593 Nil Nil	Nil Nil Nil	53,334 125,000 Nil	106,666 Nil Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin CFO	2004 2003(2)	43,930 25,600	6,593 Nil	Nil Nil	13,334 Nil	26,666 Nil	Nil Nil	Nil Nil
John Royall VP Business Development(3)	2004(3) 2003 2002	43,975 82,984 111,200	6,593 - -	- - -	5,000 100,000 30,000	10,000 Nil Nil	Nil Nil Nil	Nil Nil Nil
Taryn Downing Corporate Secretary, Director	2004 2003 2002	44,249 58,288 52,602	6,593 - -	- - -	13,334 50,000 25,000	26,666 Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Fees paid through a service Company.

(2)

Gordon Steblin was appointed CFO October 1, 2002.

(3)

During the year-ended April 30, 2004 John Royall resigned as Vice President, Business Development.

Compensation of Executive Officers

See above summary compensation table.

Options/SARs Granted to or Exercised by the Named Executive Officer During the Most Recently Completed Financial Year

During the financial year ended April 30, 2004, details of options to purchase the Corporation’s common shares granted to the Named Executive Officers during the financial year ended April 30, 2004 as shown in the table as set out below.

Name (a)	Securities Under Option/SARS Granted (#) (b)	% of Total Options/SARS Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security) (e)	Expiration Date (f)
Harry Barr, CEO	160,000	14.7%	$0.76	$0.76	Sept 10/08
Gordon Steblin, CFO	40,000	3.7%	$0.76	$0.76	Sept 10/08
John Royall(1) VP Business Development	15,000	1.4%	$0.76	$0.76	Sept 10/08
Taryn Downing Corporate Secretary, Director	40,000	3.7%	$0.76	$0.76	Sept 10/08

(1)

During the year ended April 30, 2004, John Royall resigned as Vice President, Business Development.

Aggregated Option /SAR Exercise s During the Most Recent ly Completed Financial Year and Financial Year End Option /SARS Values

The table below sets out, on an aggregate basis, the number of Common Shares of the Company acquired through the stock options by the Named Executive Officers under the Company’s Stock Option Plan during the financial year ended April 30, 2004 and the number and value of unexercised options as at April 30, 2004.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable (e)
Harry Barr, CEO	Nil	Nil	540,334/108,666	Nil
Gordon Steblin, CFO	30,000	$13,500	124,334/26,666	Nil
John Royall(1) VP Business Development	Nil	Nil	409,000/10,000	Nil
Taryn Downing Corporate Secretary, Director	30,000	$13,500	169,334/26,666	Nil

(1)

Aggregate Value Realized is the difference between the market price of the Corporation’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Corporation on the TSX on April 30, 2004 of $0.60 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

During the year ended April 30, 2004, John Royall has resigned as Vice President, Business Development.

Option and SAR Repricings

During the year-ended April 30, 2004 no options were repriced to Named Executive Officers.

Long Term Incentive Plan

The Company does not have a Long-term Incentive Plan for its Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended April 30, 2004, Harry Barr received $75,713 for management services and Gordon Steblin received $50,523 for accounting services.

Composition of the Compensation Committee

The Compensation Committee is comprised of Harry Barr, Lindsay Bottomer and Bernard Barlin.  Mr. Barr is a “related” Director and Mr. Bottomer and Mr. Barlin are “unrelated” Directors.  The Compensation

Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its senior officers.

The relative emphasis of the Company on cash compensation options, SAR’s securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company’s cash compensation to named executive officers tends to stay leveled and constant, while any options, SAR’s security purchase programs are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, SAR’s, shares and units the grants made in previous years and the number that remain outstanding along with the amount of options remaining issuable under the Company’s Stock Option Plan.

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Board of Directors, while determining cash compensation to the Chief Executive Officer takes into consideration the extensive experience in the mining industry, responsibilities and duties as CEO, as well as personal risks and contributions to the Company’s success.  The CEO has a base cash compensation which the Company feels is competitive to similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Compensation of Directors

The Directors of the Company do not receive compensation from the Company and/or its subsidiaries in their capacity as director except Lindsay Bottomer who received $1,740.

During the year ended April 30, 2004, the following directors were paid: :  A total of $75,713 was paid to a Company controlled by Harry Barr, President, Chief Executive Officer and Director of the Company for management services.  A total of $50,842 was paid to a Company controlled by Taryn Downing, a Director and Officer of the Company for Corporate Secretarial Services.  A total of $50,523 was paid to a Company controlled by Gordon Steblin, a Director and Chief Financial Officer of the Company for accounting services.  A total of $50,568 was paid to John Royall, a Director and Officer for engineering and consulting fees before his resignation in October 2003.

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment – April 30, 1999 to April 30, 2004.

Price	Apr 30 – 99	Apr 30 – 00	Apr 30 – 01	Apr 30 – 02	Apr 30 – 03	Apr 30 – 04
PFN	100.00	517.07	192.11	145.11	85.84	122.63
TSX Composite Index	100.00	133.26	113.29	109.25	93.89	117.52

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending April 30, 2004.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	3,358,500	0.68	509,928
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,358,500	N/A	509,928

Interest of Management and Insiders in Material Transactions

None of the insiders or proposed nominees for election as directors of the Company, nor any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year, or in any proposed transaction, or in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed hereunder or elsewhere in this Information Circular.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and Director.  The lease is for a period of five years commencing July 1, 2000, with an annual basic rent of $32,760.

Appointment of Auditors

Staley Okada & Partners, Chartered Accountants will be nominated at the Company’s annual general meeting for re-election as the Company’s auditors for the ensuing year.  Remuneration of Staley Okada & Partners is to be determined by the Company’s Board of Directors.

Management Contracts

No management functions of the reporting issuer or any subsidiary of the reporting issuer are to any substantial degree performed by a person other than the directors or senior officers of the reporting issuer or subsidiary, except as disclosed herein.

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.

The Company’s Audit Committee is comprised of Lindsay Bottomer, Bernard Barlin, and Alexander Walcott.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee review the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

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

The Board is currently composed of five directors.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “unrelated” directors.  An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, three are considered by the Board to be “unrelated” within the meaning of the Exchange Guidelines.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by the Business Corporations Act ( British Columbia ), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

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

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Lindsay Bottomer, Bernard Barlin, and Alexander Walcott who are financially literate in accordance with National Securities Legislation.

The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Additional information regarding the audit committee may be found in Item 16A of the Company’s Form 20F dated July 27, 2004 filed on SEDAR at www.sedar.com.

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

This Committee meets at least once annually.  Currently, the members are Harry Barr, Lindsay Bottomer, and Bernard Barlin.

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

D.

Employees

During the fiscal year ended April 30, 2004, the Company had two part time employees and 10 consultants.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	# of Common shares held at July 8, 2004	# of Options	Date of Grant	Exercise Price	Expiry Date
Harry Barr(1) 293020 BC Ltd. Canadian Gravity Recovery Inc	848,081(1)	160,000 53,000 270,000 39,000 125,000	Sept 10/03 Feb 29/00 May 3/00 Dec 15/00 Dec 31/02	$0.76 $0.83 $0.60 $0.60 $0.60	Sept 10/08 Feb 29/05 May 3/05 Dec 15/05 Dec 31/07

Lindsay Bottomer	Nil	20,000 15,000 10,000 25,000	Sept 10/03 Dec 15/00 Dec 21/01 Dec 31/02	$0.60 $0.60 $0.60 $0.60	Sept 10/08 Dec 15/05 Dec 21/06 Dec 31/07

Bernard Barlin	3,500	20,000 15,000 10,000 10,000 25,000	Sept 10/03 May 3/00 Dec 15/05 Dec 21/01 Dec 31/02	$0.76 $0.60 $0.60 $0.60 $0.60	Sept 10/08 May 3/05 Dec 15/05 Dec 21/06 Dec 31/07

Taryn Downing	22,324	40,000 51,000 30,000 25,000 50,000	Sept 10/03 Feb 29/00 Dec 15/00 Dec 21/01 Dec 31/02	$0.76 $0.83 $0.60 $0.60 $0.60	Sept 10/08 Feb 29/00 Dec 15/05 Dec 21/06 Dec 31/07
Gordon Steblin	Nil	40,000 36,000 25,000 50,000	Sept 10/03 Feb 29/00 Dec 21/01 Dec 31/02	$0.76 $0.83 $0.60 $0.60	Sept 10/08 Feb 29/00 Dec 21/06 Dec 31/07
Bay Geological Inc.(2)	104,444	15,000 70,000	Sept 10/03 Dec 31/02	$0.76 $0.60	Sept 10/08 Dec 31/07

(1)

Of the 848,081 shares owned by Harry Barr, 222,600 are owned by Canadian Gravity Recovery Inc., a wholly-owned Company of Mr. Barr, 587,334 are owned by 293020 BC Ltd., a wholly-owned Company of Mr. Barr, and 38,147 are owned by Harry Barr.

(2)

Bay Geological Inc. is a wholly-owned company of Mr. Peter Dasler.

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

Approval of Performance Shares

Subject to regulatory approval and policies of the regulators and exchanges at the time, the Company requests the approval of the shareholders to permit the Company to issue up to 1,581,050 nominal value performance shares, which sum is equal to 5% of the Company’s current issued and outstanding shares as at the Record Date (being 31,621,004 shares), the issuance of which performance shares shall be, at the discretion of the Board, to such arm’s length parties as the Board considers desirable to attract to the Company for such purposes as particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.

At the Company’s 2003 Annual General Meeting, shareholders approved the issuance of up to 1,116,940 common shares for performance shares.  To date 100,000 of those performance shares have been issued.  If the shareholders approve the additional 1,581,050 performance shares, the Company will have authorization to issue up to a total of 2,697,990 shares as performance shares, which sum represents 8.5% of the Company’s issued and outstanding shares.

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

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 4,467,762 to 6,324,200 shares.  Upon receipt of disinterested shareholder approval to this amendment, the Company will seek approval to same from the TSX.  Both shareholder approval and TSX approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 4,467,762 shares.  As of the Record Date 3,358,500 shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options-

599,334

Shares reserved for issuance pursuant to unexercised -

incentive stock options

3,358,500

Unallocated shares available for future grants of -

incentive stock options

509,928

TOTAL:

4,467,762

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 6,324,200 shares.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at April 30, 2004:

Number outstanding April 30/03	Granted	Exercised	Expired / Cancelled	Number outstanding April 30/04	Exercise Price	Expiry Date

70,000	-	35,000	35,000	-	$0.60	Apr 20/04
13,000	-	-	-	13,000	$0.44	Oct 20/04
469,500	-	-	13,000	456,500	$0.83	Feb 28/05
505,000	-	85,000	20,000	400,000	$0.60	May 3/05
30,000	-	-	30,000	-	$2.10	May 3/05
379,000	-	110,000	20,000	249,000	$0.60	Dec 15/05
435,000	-	75,000	40,000	320,000	$0.60	Dec 21/06
1,000,000	-	80,000	20,000	900,000	$0.60	Dec 31/07
-	100,000	-	-	100,000	$0.46	Jul 1/04
-	100,000	25,000	-	75,000	$0.76	Sept 1/04
-	700,000	8,334	36,666	655,000	$0.76	Sept 10/08
-	110,000	-	-	110,000	$1.00	Feb 10/07
-	80,000	-	-	80,000	$0.80	Mar 18/06
2,901,500	1,090,000	418,334	214,666	3,358,500

Options

The following table sets out the options granted to Directors and Executive Officers during the Company's most recently completed financial year.

Options Granted During Fiscal Year

(Ended April 30, 2004)

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of Unexercised in the Money Options at April 30, 2004	Expiry Date

Harry Barr	80,000	$0.76	Nil	Sept 10/08
Canadian Gravity Recovery Inc.(1)	80,000	$0.76	Nil	Sept 10/08
Bay Geological Inc.(2)	15,000	$0.76	Nil	Sept 10/08
Bernard Barlin	20,000	$0.76	Nil	Sept 10/08
Gordon Steblin	40,000	$0.76	Nil	Sept 10/08
Taryn Downing	40,000	$0.76	Nil	Sept 10/08
Lindsay Bottomer	20,000	$0.76	Nil	Sept 10/08
John Royall(3)	15,000	$0.76	Nil	Sept 10/08
John Londry	40,000	$1.00	Nil	Feb 10/07

TOTAL	350,000

(1)

Canadian Gravity Recovery Inc. is a wholly-owned company of Harry Barr.

(2)

Bay Geological Inc. is a wholly-owned company of Mr. Peter Dasler.

(3)

During the year ended April 30, 2004, John Royall resigned as Vice President of Business Development.

The following table sets out the financial value of options exercised during the Company’s most recently completed financial year by the Executive Officers.

Options Exercised During the Financial Year, as of April 30, 2004 were as follows:

Date of Grant	Amount Exercised	Date Exercised	Exercise Price

May 3, 2000	10,000	October 21, 2003	$0.60
December 15, 2000	10,000	October 21, 2003	$0.60
December 15, 2000	20,000	October 24, 2003	$0.60
December 15, 2000	20,000	October 27, 2003	$0.60
December 15, 2000	30,000	October 27, 2003	$0.60
May 3, 2000	30,000	October 27, 2003	$0.60
Dec 21/01-Dec 31/02	20,000	October 30, 2003	$0.60
May 3, 2000	30,000	October 30, 2003	$0.60
December 21, 2001	15,700	November 4, 2003	$0.60
April 20, 1999	10,000	November 17, 2003	$0.60
May 3, 2000	15,000	November 24, 2003	$0.60
December 21, 2001	4,300	November 28, 2003	$0.60
December 15, 2000	10,000	November 28, 2003	$0.60
December 15, 2000	20,000	December 17, 2003	$0.60
December 31, 2002	30,000	January 22, 2004	$0.60
September 1, 2003	25,000	January 22, 2004	$0.60
December 21, 2001	20,000	January 28, 2004	$0.60
Dec 21/01-Dec 31/02	30,000	February 5, 2004	$0.60
September 10, 2004	8,334	February 10, 2004	$0.76
December 31, 2002	30,000	March 5, 2004	$0.60
April 20, 1999	25,000	April 8, 2004	$0.60
December 31, 2002	5,000	April 22, 2004	$0.60

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

Stock Options

Options and Stock Appreciation Rights (SARS) Grants During the Most Recently Completed Financial Year

During the year ended April 30, 2004, there were 1,090,000 options granted, no options amended and 214,666 cancelled to Directors, officers, consultants, and employees pursuant to the Company’s Stock Option Plan.  As of April 30, 2004 there were 3,358,500 outstanding options issued under the Company’s Stock Option Plan.

The following Options/SARs were granted to Named Executive Officers in the financial year ended April 30, 2004.

(b)

Options granted to Directors, non-executive insiders and others in the financial year:

Optionee	Date of Grant	Number of Shares Subject to Option	Exercise Price	Date of Expiry

Employees/Consultants	July 1/03	100,000	$0.46	July 1/04
Employees/Consultants	Sept 1/03	100,000	$0.76	Sept 1/04
Employees/Consultants	Sept 10/03	390,000	$0.76	Sept 10/08
Directors/Officers	Sept 10/03	310,000	$0.76	Sept 10/08
Employees/Consultants	Feb 10/04	70,000	$1.00	Feb 10/07
Directors/Officers	Feb 10/04	40,000	$1.00	Feb 10/07
Employees/Consultants	Mar 18/04	80,000	$0.80	Mar 18/06
Total

Subsequent to year-end there were no stock options were granted to a non-executive.  As of July 8, 2004 3,283,500 stock options were outstanding.

(c)

Options/SARs exercised by Directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number of Shares Exercised	Date of Grant	Exercise Price	Date of Expiry

Employees/Consultants	35,000	Apr 20, 1999	$0.60	Apr 20, 2004
Directors/Officers	30,000	May 3, 2000	$0.60	May 3, 2005
Employees/Consultants	55,000	May 3, 2000	$0.60	May 3, 2005
Directors/Officers	30,000	Dec 15, 2000	$0.60	Dec 15, 2005
Employees/Consultants	80,000	Dec 15, 2000	$0.60	Dec 15, 2005
Employees/Consultants	75,000	Dec 21, 2001	$0.60	Dec 21, 2006
Employees/Consultants	80,000	Dec 31, 2002	$0.60	Dec 31, 2007
Employees/Consultants	25,000	Sept 1, 2003	$0.76	Sept 1, 2004
Employees/Consultants	8,334	Sept 10, 2003	$0.76	Sept 10, 2008

(d)

Options/SARs cancelled by Directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Cancelled	Date Of Grant	Exercise Price	Date Of Expiry
Nil

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons as at July 8, 2004.

Name	Number of Shares as at July 8, 2004	Percentage of Outstanding Shares at at July 8, 2004
CDS & Co. 25 The Esplanade PO Box 1038 Stn A Toronto, Ontario M5W 1G5	23,465,407	74.2%

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2004, or proposed material transactions between the Company other than that have not been disclosed in the financial statements.

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual statement contains consolidated financial statements for the Company for fiscal year end April 30, 2004 which contains an audit report dated May 27, 2004.

B.

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Since December 19, 1997, the Common Shares of the Company have been listed on the CDNX now Toronto Venture Exchange and from June 8, 2001 the Common Shares of the Company have been listed on the Toronto Stock Exchange now the TSX Stock Exchange.

The annual high and low market prices for the five (5) most recent full financial years:

Year Ended	High	Low

May 2003 – April 2004	1.40	0.40
May 2002 – April 2003	0.75	0.40
May 2001 – April 2002	1.14	0.40
May 2000 – April 2001	2.70	0.49
May 1999 – April 2000	4.15	0.30

The high and low market prices for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low

First Quarter July 2003	0.58	0.40
Second Quarter October 2003	1.35	0.42
Third Quarter January 2004	1.40	0.88
Fourth Quarter April 2004	1.05	0.58

First Quarter July 2002	0.75	0.46
Second Quarter October 2002	0.65	0.46
Third Quarter January 2003	0.62	0.40
Fourth Quarter April 2003	0.62	0.42

The high and low market prices for the most recent six months:

Month Ended	High	Low

June 2004	0.71	0.56
May 2004	0.69	0.52
April 2004	0.85	0.58
Mar 2004	0.94	0.71
February 2004	1.05	0.79
January 2004	1.20	0.95

The high and low market prices for the first trading day in the most recent six months:

Month Ended	High	Low

June 2004	0.65	0.65
May 2004	0.65	0.63
April 2004	0.85	0.80
Mar 2004	0.85	0.80
February 2004	0.96	0.95
January 2004	1.00	0.98

Since October 31, 2001, the common shares of the Company have been listed on the OTC Bulletin Board.

The annual high and low market prices on the OTC Bulletin Board for the five (5) most recent full financial years:

Year Ended	High	Low

May 2003 – April 2004	1.025	0.70
May 2002 – April 2003	0.55	0.21

The high and low market prices on the OTC Bulletin Board for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low

First Quarter July 2003	0.44	0.27
Second Quarter October 2003	1.025	0.3087
Third Quarter January 2004	1.12	0.67
Fourth Quarter April 2004	0.89	0.38

First Quarter July 2002	0.55	0.28
Second Quarter October 2002	0.50	0.21
Third Quarter January 2003	0.44	0.25
Fourth Quarter April 2003	0.43	0.29

The high and low market prices on the OTC Bulletin Board for the most recent six months:

Month Ended	High	Low

June 2004	0.4806	0.40
May 2004	0.52	0.38
April 2004	0.65	0.38
Mar 2004	0.70	0.54
February 2004	0.89	0.58
January 2004	1.01	0.78

The high and low market prices on the OTC Bulletin Board for the first trading day in the most recent six months:

Month Ended	High	Low

June 2004	0.65	0.65
May 2004	0.65	0.63
April 2004	0.85	0.80
Mar 2004	0.85	0.80
February 2004	0.96	0.95
January 2004	1.00	0.98

On April 30, 2004 the closing sale price of the Common Shares on the TSX was $0.60 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration.

The following table indicates the approximate number of record holders of Common Shares at July 8, 2004, the number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares so held in the United States.  On July 8, 2004, 31,621,004 Common Shares were outstanding.

Total Number of Registered Holders	Number of Registered U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares As at July 8, 2004

72	14	1,788,828	5.66

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

D.

Selling Shareholders

Not Applicable

E.

Dilution

Not Applicable

F.

Expenses of the Issue

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of July 8, 2004, the Company has 31,621,004 common shares without par value issued and outstanding which are fully paid.

B.

Memorandum and Articles of Association

PFN was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 29, 1996.  The Company amended its articles by certificate of amendment dated October 22, 1997 to remove the private company restrictions.  On July 13, 2004 the Company continued out of the Province of Alberta into the Province of British Columbia.

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

C.

Material Contracts for the year ended April 30, 2004

During the year ended April 30, 2004 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2004, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and as such there is no requirement to provide information under this item.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

Not Applicable

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Charter of the Audit Committee of the Board of Directors

1.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Pacific North West Capital Corp. (“PFN”) is to provide an open avenue of communication between PFN’s management (“Management”), the independent Auditors (“Auditors”) and the Board and to assist the Board in its oversight of the following: integrity, adequacy and timeliness of PFN’s financial reporting and disclosure practices; process for identifying the principal financial risks of PFN and the control systems in place to monitor them; compliance with legal and regulatory requirements related to financial reporting; and independence and performance of PFN’s Auditors.

The Committee shall also perform any other activities consistent with the Charter, PFN’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee’s role is one of oversight.  It is not the responsibility of the Committee to determine that PFN’s financial statements are complete and accurate and in accordance with generally accepted accounting principles or to plan or conduct audits.  The financial statements are the responsibility of Management.  The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of PFN’s financial statements in accordance with generally accepted accounting principles.

2.

Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Auditors as well as any officer of PFN, or PFN’s outside counsel, to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall have unrestricted access to PFN’s books and records and has the authority to retain, at PFN’s expense, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.  Subject to Board approval, the Committee has the authority to set and pay the compensation of the advisors employed by the Committee.  The Chairperson of the Committee (“Chairperson”) or other member of the Committee so designed by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

3.

Composition of Meetings

a)

The Committee and its membership shall meet all applicable legal, regulatory and listing requirements.

b)

Members of the Committee and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion.  The Committee will be elected annually at the first Board meeting following the annual general meeting.

c)

The Committee shall be comprised of three or more directors, one of whom shall serve as Chairperson.

d)

Each member of the Committee shall be independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from management, PFN, or the Auditors.

e)

All members of the Committee shall be, or promptly after appointment, shall become financially literate as determined by the Board.  Preferably at least one member of the Committee shall have accounting or related financial management expertise as determined by the Board.

f)

The Committee shall meet, at the discretion of the Chairperson or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirement, and a majority of the members of the Committee shall constitute a quorum.

g)

If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all powers and responsibilities so long as quorum remains in office.

h)

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.  In the case of a tie the Chairperson shall have a second or tie-breaking vote.

i)

The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities.

j)

The Committee may invite such other persons to its meetings as it deems appropriate.

k)

The Auditors will have direct access to the Committee on their own initiative.

4.

Responsibilities

A.

With respect to the Interim and Annual Financial Statements, the MD&A, and the AIF

a)

The Committee shall review PFN’s interim financial statements for approval of same prior to their being filed with the appropriate regulatory authorities.  The Committee shall review PFN’s annual audited financial statements and report thereon to prior to their being filed with the appropriate regulatory authorities.  With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgements of Management with Management and the Auditors and when the Committee deems it appropriate to do so.

b)

The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, the Annual Information Form and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

c)

The Committee shall review Management’s earnings releases relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

d)

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses.

e)

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response.

f)

The Committee shall meet no less frequently than annually separately with the Auditors and the Chief Financial Officer to review PFN’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

B.

With Respect to the Auditors

a)

The Auditors are ultimately accountable to the Board of Directors.  The Board has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Auditors (or nominate the Auditors to be proposed for shareholder approval in any proxy statement).

b)

The Committee shall review the performance of the Auditors.

c)

The Committee shall annually recommend to the Board the appointment of the Auditor, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant.  The Board will set the compensation for the Auditors.

d)

The Committee shall be responsible for ensuring that the Auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the Auditors and PFN.  The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence.

e)

PFN considers the core services provided by the Auditors to include the annual audit, tax planning and tax compliance.  The Committee shall review any engagements for non-audit services beyond the core services proposed to be provided by the Auditors or any of their affiliates, together with estimated fees, and consider the impact on the independence of the Auditors.

f)

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

C.

Other Committee Responsibilities

The Committee shall perform any other activities consistent with the Charter and governing law, as the  Committee or the Board deems necessary or appropriate including:

a)

Establishing and reviewing PFN’s procedures for the receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters.

b)

Establishing and reviewing PFN’s procedures for confidential, anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

c)

Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities.

d)                     Making inquiries of management and the Auditors to identify significant business, political,

                       financial and control risks and exposures and assess the steps management has taken to minimize such risk.

Composition of the Audit Committee

The following are members of the audit committee:

Lindsay Bottomer, Bernard Barlin and Alexander Walcott.

Mr. Bottomer is an independent member of the audit committee and is financially literate.

Mr. Bottomer has been employed, in the last three years, as President of Southern Rio Resources and has been responsible for all aspects of that company's financial health, from raising capital through to liasing with the auditors.  As a member of the Audit Committee of the Association of Professional Engineers and Geoscientists of BC, and a long-time member of the Finance Committee of the BC & Yukon Chamber of Mines, he has had considerable additional exposure in related (industry association) settings.

Bernard Barlin is an independent member of the audit committee and is financially literate.

With Mr. Barlin’s extensive work history working with private and public companies as a director, Mr. Barlin has an understanding of internal controls and procedures for financial reporting.

Alex Walcott is an independent member of the audit committee and is financially literate.

Mr. Walcott has an understanding of internal controls and procedures for financial reporting.

ITEM 16B:

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s principal executive officer and principal financial officer and will provide to any person without charge, upon request by mail but may also be made by telephone, telecopier or other electronic means of communication, a copy of such code of ethics.

CERTIFICATE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER

AND THE CHIEF FINANCIAL OFFICER

In my role as Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of Pacific North West Capital Corp. (the “Company”), I have adhered to and advocated to the best of my knowledge and ability the following principles and responsibilities governing professional conduct and ethics:

1.

1.  Act with honesty and integrity, handling in an ethical manner any actual or apparent conflicts of interest between personal and professional relationships.  A “conflict of interest” exists when an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.

2.

2.  Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.  If I am the CEO or CFO, I shall review the Company’s annual reports before certifying and filing them with the SEC.

3.

3.  Comply with all applicable laws, rules and regulations of federal, provincial, territorial, state and local governments, and other appropriate private and public regulatory agencies.

4.

4.  Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

5.

5.  Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information.  I acknowledge that confidential information acquired in the course of business is not to be used for personal advantage.

6.

6.  Promote ethical behavior among employees at the Company and as a responsible partner with industry peers and associates.

7.

7.  Maintain control over and responsibly manage all assets and resources employed or entrusted to me by the Company.

8.

8.  Report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any potential violations of the Company’s Code of Business Conduct and Ethics (the “Code”).  Such report shall be made to the Audit Committee of the Board of Directors and shall include conduct of a financial or non-financial nature.

9.

9.  Comply with the Code.  I understand that if I violate any part of the Code, I will be subject to disciplinary action.

I understand that the Code is subject to all applicable laws, rules and regulations.

I understand that there shall be no waiver of, modification of, or change to any part of the Code except by a vote of the Board of Directors or a designated Board committee.  In the event that a waiver of, modification of, or a change to the Code is granted, then the notice of the waiver, modification and/or change shall be posted on the Company’s website within five business days of the Board of Directors’ or designated Board committee’s vote or shall be disclosed otherwise as required by applicable law or Stock Exchange or SEC rules.  Notices posted on the Company website shall remain there for a period of 12 months and shall be retained in the Company’s files as required by law.

“Harry Barr”

Harry Barr

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

July 27, 2004

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 9 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

Exhibit 1 = Resource Estimate

Exhibit 2 = Infocover, notice of annual meeting & information circular

Exhibit 3 = Form of Proxy

Exhibit 4 = Supplemental Reply Card

Exhibit 5 = Annual Financial Statements, Annual MD&A & Annual Certificates

The following exhibits are attached to and form part of this statement.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement (annual report) on its behalf.

Dated July 27, 2004

PACIFIC NORTH WEST CAPITAL CORP.

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of Pacific North West Capital Corp. for the year ending April 30, 2004, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

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

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report.

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c )

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

July 27, 2004

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr

Chief Executive Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of Pacific North West Capital Corp. for the year ending April 30, 2004, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

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

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report.

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c )

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

July 27, 2004

PACIFIC NORTH WEST CAPITAL CORP.

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

 CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific North West Capital Corp. (the “Company”) on Form 20F for the period ended April 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry Barr, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

“Harry Barr”

Harry Barr

Chief Executive Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific North West Capital Corp. (the “Company”) on Form 20F for the period ended April 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

104