Form 20-F/A
period 2004-08-04
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2004-08-19
CIK 1073238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

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

Lyon (2003) describes the procedures as follows:

“At XRAL laboratory all shipments are unpacked and arranged in numeric order.  All drill core samples are first crushed such that 90% of the sample passes a -10 mesh (coarse) screen; all crushed rejects are stored for the client.  The crushing equipment is cleaned with air and/or a brush between samples.  After crushing, a 500g riffle-split sample is collected and pulverized such that 90% passes a -200 mesh (74mm openings) screen.  As before, all equipment is cleaned with air and/or brush between samples.  A 30g sample is then taken from this fine-grained pulp material.

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