Form 20-F
period 2005-04-30
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2005-08-03
CIK 1073238

UNITED STATES

Securities and Exchange Commission

Washington, DC 20549

Form 20-F

July 26, 2005

(Mark One)

Registration Statement Pursuant to Section 12(b) Or (g) of the Securities Exchange Act of 1934
Or
x	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended	April 30, 2005
Or
For the Transition Period From	To
Commission File Number:	0-29928

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
31,817,404 Common Shares (as of april 30, 2005)

Indicate by Check Mark Whether the Registrant (1) has Filed All Reports Required To be Filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 During the Preceding 12 Months (or for such shorter period that the registrant was required to file such reports), and (2) Has Been Subject to Such Filing Requirements for the Past 90 Days.

Yes		No		Not Applicable	X
Indicate by Check Mark Which Financial Statement Item the Registrant Has Elected to Follow.
	Item 17	X	Item 18
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

8

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

8

ITEM 3.

KEY INFORMATION

8

A.

Selected Financial Data

8

B.

Capitalization and Indebtedness

9

C.

Reasons for the Offer and Use of Proceeds

9

D.

Risk Factors

9

(i)

Exploration Risks

10

(ii)

Lack of Cash Flow and Non Availability of Additional Funds

10

(iii)

Operating Hazards and Risks

11

(iv)

No Proven Reserves

11

(v)

Title Risks

11

(vi)

Uncertainty or Contestation of Contract Rights

11

(vii)

Conflicts of Interest

11

(viii)

Competition and Agreements with Other Parties

12

(ix)

Fluctuating Mineral Prices

12

(x)

Shares Reserved for Future Issuance; Potential Dilution

12

(xi)

Environmental Regulation

13

(xii)

Compliance with Applicable Canadian Laws and Regulations

13

(xiii)

Canadian Jurisdictional and Enforceability of Judgments, Risks

13

(xiv)

Adequate Labor and Dependence Upon Key Personnel

13

(xv)

South African Reserve Bank

14

(xvi)

Forward Looking Statements

14

ITEM 4.

INFORMATION ON THE COMPANY

14

A.

History and Development of the Company

14

B.

Business Overview

14

C.

Organizational Structure

15

D.

Property, Plants and Equipment

15

Ontario, Canada

15

(a)

River Valley Property

15

(b)

Agnew Lake Property

26

(c)

Goldwright Property

28

(d)

Kelly-Davis Township & Sargesson Lake Properties

29

(e)

West Timmins Nickel Project

30

Quebec, Canada

30

(a)

Glitter Lake Property

30

(b)

Lac Manitou Property

32

Newfoundland and Labrador, Canada

33

South East Alaska, USA

34

(a)

Union Bay Platinum Property

34

(b)

Kane Property

35

New Zealand

36

(a)

Longwoods and Takitimu Property

36

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

36

A.

Operating Results

36

Twelve Months Ended April 30, 2005 compared to

Twelve Months Ended April 30, 2004

36

Twelve Months Ended April 30, 2004 compared to

Twelve Months Ended April 30, 2003

42

Twelve Months Ended April 30, 2003 compared to

Twelve Months Ended April 30, 2002

47

B.

Liquidity and Capital Resources

49

Twelve Months Ended April 30, 2005 compared to

Twelve Months Ended April 30, 2004

49

Twelve Months Ended April 30, 2004 compared to

Twelve Months Ended April 30, 2003

50

Twelve Months Ended April 30, 2003 compared to

Twelve Months Ended April 30, 2002

50

C.

Research and Development, Patents and Licenses, etc.

50

D.

Trend Information

50

E.

Off-Balance Sheet Arrangements

51

F.

Tabular Disclosure of Contractual Obligations

51

G.

Safe Harbour

51

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

51

A.

Directors and Senior Management

51

B.

Compensation

54

Summary Compensation Table

54

Compensation to Executive Officers

55

Long Term Incentive Plan

56

Termination of Employment, Change in Responsibilities

and Employment Contracts

56

Composition of Compensation Committee

56

Report on Executive Compensation

57

Compensation of Directors

57

Indebtedness of Directors and Executive Officers

57

Securities Authorized for Issuance Under Equity Compensation Plans

58

Interest of Management and Insiders in Material Transactions

58

Re-appointment of Auditors

58

Management Contracts

58

C.

Board Practices

58

D.

Employees

61

E.

Share Ownership

61

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

67

A.

Major Shareholders

67

B.

Related Party Transactions

67

C.

Interests of Experts and Counsel

68

ITEM 8.

FINANCIAL INFORMATION

68

A.

Consolidated Statements and Other Financial Information

68

B.

Significant Changes

68

ITEM 9.

THE OFFER AND LISTING

68

A.

Offer and Listing Details

68

B.

Plan of Distribution

70

C.

Markets

70

D.

Selling Shareholders

70

E.

Dilution

71

F.

Expenses of the Issue

71

G.

Performance Graph

71

ITEM 10.

ADDITIONAL INFORMATION

71

A.

Share Capital

71

B.

Memorandum and Articles of Association

71

C.

Material Contracts

72

D.

Exchange Controls

72

E.

Taxation

72

F.

Dividends and Paying Agents

80

G.

Statements by Experts

80

H.

Documents on Display

81

I.

Subsidiary Information

81

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

81

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

81

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

81

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

81

AND USE OF PROCEEDS

ITEM 15:

CONTROLS AND PROCEDURES

81

ITEM 16.

[ RESERVED ]

82

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

82

ITEM 16B.

CODE OF ETHICS

86

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

88

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARES FOR AUDIT COMMITTEES

88

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

88

PART III

ITEM 17.

FINANCIAL STATEMENTS

88

ITEM 18.

FINANCIAL STATEMENTS

88

ITEM 19.

EXHIBITS

88

SIGNATURES

89

GLOSSARY

The following are abbreviations and definitions of terms commonly used in the mining industry and this

Registration Statement.

Anglo Platinum	Anglo American Platinum Corporation Limited
Au	The chemical symbol for gold.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Diabase	A common basic igneous rock usually occurring in dykes or sills.
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore
Falconbridge	Falconbridge Limited
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
gpt	Grams per tonne.
Induced Polarization	A geophysical survey method which measures the properties of rocks.
g/t Au	Grams per tonne gold.
Km	A measure of distance known as a kilometre.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Ni	The chemical symbol for nickel
Nickel	A hard white silver metallic chemical element
NSR	Net Smelter Returns.

opt	Ounce per tonne
Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated.
Oz	A measure of weight known as an ounce.
Pd	The chemical symbol for Palladium.
PGM	Platinum Group Metals.
PGE	Platinum Group Elements.
ppm	Parts per million.
Pt	The chemical symbol for Platinum.
RVI	River Valley Intrusion
SIC	Sudbury Igneous Complex
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Strike	The coarse or bearing of a bed or layer of rock
Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20F is being filed as an annual report under the Securities & Exchange Act of 1934 (the “Exchange Act”) and, as such, there is no requirement to provide any information under this item.

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

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the United States Generally Accepted Accounting Principles ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 13 to the April 30, 2005 Audited Financial Statements.

Selected Financial Data

Canadian GAAP

(In Canadian Dollars)

	April 2005	April 2004	April 2003	April 2002	April 2001

Cash	4,473,027	5,523,315	1,173,605	3,026,952	2,614,453
Restricted Cash	-	903,800	-	115,102	-
Total Assets	6,070,616	7,202,319	1,785,530	3,614,678	3,272,287
Current Liability	136,008	126,863	298,044	1,432,000	264,347
Total Administration Expenses	1,893,818	1,473,225	1,364,612	1,177,225	966,531
Mineral Costs Written Off	270,083	123,707	327,471	528,190	443,347
Investments Written Down	66,332	60,028	16,500	55,500	-
Interest Income	112,423	73,513	47,597	93,046	93,816
Project Management Fees	317,329	280,354	237,207	245,734	238,332
Net Loss	1,894,297	1,276,008	1,323,658	1,422,135	1,077,730
Deficit	8,422,138	6,527,841	5,251,833	3,928,175	2,506,040

Weighted Avg # Shares	31,733,575	25,151,992	20,811,158	19,806,417	17,501,981
Loss per Share	(0.06)	(0.05)	(0.06)	(0.07)	(0.06)

Selected Financial Data

US GAAP

(In Canadian Dollars)

	April 2005	April 2004	April 2003	April 2002	April 2001
Restricted funds – flow through shares	-	903,800	-	115,012	-
Cash	4,473,027	5,523,315	1,173,605	3,026,952	2,614,453
Total Assets	4,734,268	6,667,790	1,455,358	3,327,862	2,808,714
Current Liability	136,008	126,863	298,044	1,432,000	264,347
Total Administration Expenses	2,230,233	1,656,960	1,708,983	1,760,915	1,409,878
Exploration Properties	801,819	204,357	43,356	(176,757)	155,578
Project Management Fees	317,329	280,354	237,207	245,734	238,332
Interest Income	112,423	73,513	47,597	93,046	93,816
Net Loss	2,696,116	1,480,365	1,367,014	1,245,378	1,233,308
Deficit	9,728,596	7,032,480	5,552,115	4,185,101	2,939,723

Weighted Avg # Shares	31,733,575	25,151,992	20,811,158	19,806,417	17,501,981
Basic Earnings (loss) per share	(0.08)	(0.05)	(0.07)	(0.06)	(0.07)

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

As resource exploration is a speculative business, which is characterized by a number of significant risks including, among other things, unprofitable efforts resulting  from the failure to discover mineral deposits.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

To date, the Company’s properties have no proven commercially viable reserves and are currently at the exploration stage and as such prospective purchasers of the Company’s common shares should consider carefully, among other things, that the Company’s exploration of its properties involves significant risks.  Our current Management while considerably experienced in managing exploration projects has limited production experience and as such is dependent upon the production expertise of our joint venture partners.

(i)

Exploration Risks

Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of mineralization.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, metallurgical processes to extract the metal from the ore and, in the case of new properties, to build the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for further expansion can be obtained on a timely basis. All of the Company’s projects are currently in exploration stages.  Estimates and mineral projects can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors and unforeseen technical difficulties, as well as unusual or unexpected geological formations and work interruptions.  In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.

(ii)

Lack of Cash Flow and Non Availability of Additional Funds

The Company's properties are currently being explored or assessed for exploration and as a result, the Company has no source of operating cash flow.  The Company has limited financial resources and there is no assurance that if additional funding were needed, that it would be available to the Company on terms and conditions acceptable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in current properties.  The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.  The Company’s joint venture partner Kaymin Resources Limited (Kaymin), a fully owned subsidiary of Anglo American Platinum Corporation Limited (Anglo Platinum). is currently funding the exploration program on the River Valley property and the Agnew Lake property.  The Company’s exploration on Union Bay is currently being funded by joint venture partner Lonmin Plc. The Company is also currently exploring the West Timmins Nickel Project in conjunction with joint venture partner Falconbridge Limited (Falconbridge).

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

(iii)

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, of PGMs and other metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage.  The Company does have $5,000,000 commercial general liability insurance covering its operations.  Payment of any liabilities in excess of its insurance could have a materially adverse effect upon the Company's financial condition.

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

(ix)

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  There is no assurance that commodity prices will remain at current levels; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, and speculative activities.  The effect of these factors on the price of minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

(x)

Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2005, the Company had reserved, 11,530,010 common shares for issuance upon the exercise of warrants, incentive stock options and performance shares.  Such common shares represent a potential equity dilution of approximately 27%, based upon the number of outstanding common shares at April 30, 2005, of 31,817,404.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  As at April 30, 2005, the Company had unlimited authorized but unissued and unreserved number of common shares.  Issuance of additional shares would be subject to stock exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, property exploration and general working capital requirements which issuances would be subject to regulatory approval.

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

(xii)

Compliance with Applicable Canadian Laws and Regulations

Exploration in the Sudbury area shall be conducted in accordance with the Mining Act of Ontario.  The Mining Act of Ontario sets out the guidelines by which exploration can and should be conducted, highlights of which include the notification of the intent to perform work on mineral claims, and the obligation to perform valid assessment work to keep the claims in good standing.

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

(xiii)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Company is a Canadian corporation and is governed in its conduct by the Laws of Canada.  Four of its directors are residents of Canada and one director is a resident of the United Kingdom and all its assets are located in Canada, United States and New Zealand.

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

(xv)

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

ITEM 4.

INFORMATION OF THE COMPANY

A.

History and Development of the Company

The Company was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 29, 1996.  The Company amended its articles by certificate of amendment dated October 22, 1997 to remove the private company restrictions.  On July 13, 2004 the Company continued out of the Province of Alberta into the Province of British Columbia.

The Company's registered and executive office is located at 2303 West 41st Avenue, Vancouver, British Columbia Canada V6M 2A3, telephone number (604) 685-1870.  The Company is a reporting issuer in the Province of Alberta, British Columbia and Ontario, Canada.  Its common stock has been listed on the Toronto Venture Exchange December, 1997 and its common stock was listed on the Toronto Stock Exchange June 8, 2001.

B.

Business Overview

PFN explores for platinum group metals (PGM) and Nickel in North America.

The Company’s primary business is exploration as such there is no assurance that a commercially viable deposit exists on any of the company’s project. Further exploration is necessary in order to determine if such a deposit may exist. In the event that a viable economic deposit is delineated considerable addition funds, drilling and engineering studies will need to be completed in order to determine the project’s economic viability.

The Company’s main material property is the River Valley PGM property on which it is currently in a joint venture with Anglo Platinum. Anglo Platinum is currently funding a $1.5 million exploration program on the property. An updated Mineral Resource Estimate was recently completed on the property.  Exploration on the property is generally not affected by seasonal change, with drill programs being carried out year round and surface bedrock exploration limited only by snow cover and spring thaw conditions. Exploration activities are dependent upon the availability of subcontractors, in particular drilling activities. These sub-contractors are generally available however may vary in price depending upon availability. The material effects of government regulations on the Company’s business are disclosed in Item 3 – Risk Factors.

The Company’s common shares have traded on the Toronto Venture Exchange since December 19, 1997 under the trading symbol “PFN” and on the Toronto Stock Exchange from June 8, 2001 under the trading symbol “PFN” and on the OTCBB from August 30, 2001 under the trading symbol “PAWEF”.

C.

Organizational Structure

PFN New Zealand Limited is a wholly-owned New Zealand subsidiary.

D.

Property, Plants and Equipment

Ontario, Canada

a)

River Valley Property

Property Description and Location

Ownership

By an agreement dated January 15, 1999 and amended March 11, 1999, the Company has acquired a 100% interest in the Luhta Bailey-Orchard property for the following consideration:  600,000 shares over four years (issued) and cash payments of $265,000 (paid). These claims are subject to a total 3% net smelter royalty (NSR) to the three vendors; 2% of the NSR can be purchased outright by PFN for $2 million cash.  Under the joint venture with Kaymin, both PFN and Kaymin hold a 50% interest in these claims.

In addition to the main Luhta, Bailey, Orchard agreement the Company holds various other properties which together comprise the River Valley joint venture property as follows:

a)

Washagami Lake property consists of 16 unpatented mining claim units (256 ha) located in the Janes Township, Sudbury Mining District, Ontario immediately south of the Frontier property. On February 23, 1999, the Company and Brian Wright, Michael Loney and Scott Jobin-Bevans (the “Vendors”) entered into an Option to Purchase agreement whereby the Company can earn a 100% interest by making cash payments of $28,200.  The original agreement was amended and the payment structure is summarized after taking into account the amendments. The Company has relinquished several of these claims. The Company has made these payments and holds a 100% ownership interest in the property  The property is subject to a 2% NSR. There are no plans to expend monies on this portion of the property at this time.

b)

Frontier – The Frontier property consists of 56 (896 ha) unpatented mining claim units located in the Kelly and Davis Townships, west of the Janes Township property.  The property is currently held 100% by the Company subject to a 2% NSR.  Several of the claims have been permitted to expire. There are no plans to expend monies on this portion of the property at this time.

c)

Western Front – By agreement dated November 16, 2001, the Company can acquire a 70% interest in certain mineral claims from a company (the Optionor) with certain directors in common. As consideration the Company, paid $55,000 and issued 20,000 common shares to the Optionors. In addition an exploration expenditure of $50,000 was completed. The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the Optionor. The property is subject to a 3% NSR the first 1% of which the Company can purchase for $1,000,000 the second 1% can be purchased for $2,000,000. The Company and the Optionor will share the NSR buyout privileges in proportion to their respective interest.

d)

Razor property – The Company acquired a 100% interest in certain mineral claims located in the McWilliams Township, Sudbury Mining District for a consideration of $30,000. The property is subject to a 2% NSR.

e)

A total of 189 claim units have been staked and are not subject to any NSR agreement.

There are known Mineral Resources in the following areas, Dana Lake (North and South), Lismer’s Ridge and Varley Zones.  Anglo Platinum may increase its interest to 60% in the project by completing a feasibility study and to 65% by financing the project through commercial production.

The following “italicized text” has been excerpted from technical reports titled "Review of Exploration Results River Valley property & Agnew property for Pacific North West Capital Corp. (as of January 31, 2001 with revisions to March 22, 2001)" and dated March 26, 2001 was completed by Derry, Michener, Booth & Wahl Consultants Limited and “Mineral Resource Estimate of the Dana Lake and Lismer’s Ridge Deposits on the River Valley PGM property, Ontario for Pacific North West Capital Corp (as of September 26, 2001) dated October 15, 2001 and was completed by Derry Michener Booth and Wahl Consultants Ltd.). and a “Revised Mineral Resource Estimate, Dana Lake and Lismer’s Ridge Deposits incorporating the Phase VI Drilling, River Valley PGM Project, Ontario for Pacific North West Capital Corp”, dated June 10, 2004, by Derry, Michener, Booth and Wahl Consultants Ltd.

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

The property is road accessible.

The claims have not been legally surveyed; however, a survey is now in progress.

In May 2004, Anglo Platinum approved a $3.0 million exploration budget which was used to fund a minimum 20,740 metre drill and surface exploration program aimed at increasing the existing River Valley property Resource Estimate.

To the best of PFN’s knowledge there are no environmental liabilities against the mining claims.

All exploration to date has been carried out with appropriate work permits from the MNR permits.  For the future drilling phases a more elaborate permit may be applied for but to PFN’s knowledge there is no impediment to receiving one.

Expiration Date of Claims

Township/Area	Claim Number	Claim Due Date	# of Units

DANA	1227988	2011-Oct-13	8	LBO
DANA	1227989	2011-Oct-19	8	LBO
DANA	1227990	2011-Oct-19	12	LBO
DANA	1227991	2011-Oct-19	10	LBO
DANA	1229216	2011-Oct-19	6	LBO
DANA	1229217	2011-Oct-19	16	LBO
DANA	1229218	2011-Oct-19	16	LBO
DANA	1229219	2011-Oct-19	12	LBO
DANA	1229220	2011-Oct-19	16	LBO
DANA	1229221	2011-Oct-19	16	LBO
DANA	1229222	2011-Oct-19	16	LBO
DANA	1229223	2011-Oct-19	12	LBO
DANA	1229224	2011-Oct-19	10	LBO
DANA	1229230	2011-Sep-21	16	LBO
DANA	1229231	2011-Sep-21	16	LBO
DANA	1229232	2011-Sep-21	14	LBO
PARDO	1229233	2011-Sep-21	16	LBO
PARDO	1229234	2011-Sep-21	16	LBO
DANA	1229380	2006-Jul-26	3	PFN
DANA	1229542	2011-May-07	6	PFN

DANA	1230038	2011-May-07	12	PFN
DANA	1237228	2011-May-25	8	PFN
DANA	1237304	2011-Apr-13	12	PFN
DANA	1237305	2011-Apr-13	8	PFN
DANA	1244338	2011-Jun-14	6	PFN
DANA	1244427	2011-Jun-05	7	PFN
DANA	1244435	2011-Jun-05	4	PFN
DANA	1244444	2011-Jun-05	16	PFN
PARDO	1244445	2011-May-07	8	PFN
PARDO	1244332	2011-May-07	8	PFN
PARDO	3017059c	2006-Apr-08	16	PFN
PARDO	3017060	2006-Apr-08	16	PFN
PARDO	3017061	2006-Apr-08	16	PFN
PARDO	3017062	2006-Apr-08	16	PFN
PARDO	3017085	2006-Apr-08	16	PFN
DANA	3004262	2010-Aug-29	2	PFN
DANA	3010281	2011-Oct-29	1	RAZOR
DANA	3010282	2011-Oct-29	1	RAZOR
DANA	1191268	2011-Oct 13	1	RAZOR
MCWILLIAMS	1229840	2011-Feb 12	3	RAZOR
JANES	1231107	2005-Dec-17	6	Western Front
JANES	1235822	2005-Dec-10	12	Western Front
JANES	1235888	2006-Jan-06	12	Western Front
JANES	1235889	2006-Jan-04	16	Western Front
JANES	1235891	2006-Jan-04	7	Western Front
JANES	1235892	2006-Jan-04	16	Western Front
JANES	1235893	2006-Jan-04	7	Western Front
JANES	1235894	2006-Jan-06	9	Western Front
JANES	1235895	2006-Jan-06	8	Western Front
JANES	1235896	2006-Jan-06	2	Western Front
DANA	1246498	2006-Jan-12	8	Western Front
JANES	1229744	2006-Dec-09	16	Washagami
KELLY	1229732	2006-Dec-09	16	Frontier
KELLY	1229733	2006-Dec-09	16	Frontier

Accessibility, Climate, Local Resources Infrastructure and Physiography

Accessibility

The River Valley property lies within Dana, Pardo Janes and McWilliams Townships and is located about 100 road kilometres (50 km direct) northeast of the City of Sudbury, Ontario.

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

Sudbury, a major mining and manufacturing city, can provide all of the infrastructure and technical needs for any exploration work.

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

History and Previous Work

Introduction

In 1973, the Province of Ontario placed more than 110 Townships in a withdrawn area referred to as the “Temagami Land Caution” – this region was excluded from any type of resource exploration and/or development until June 1996.  The River Valley Property was covered by this withdrawn area and as a result, most of the River Valley Intrusion was never explored for its PGM-Cu-Ni potential.

The earliest recorded work on the River Valley property was by Kennco Explorations (Canada) Ltd. in 1968, at which time they conducted an airborne Mag-EM survey over Janes, Davis, Henry and Dana Townships.

Prospecting in the Dana Lake area by prospectors L. Luhta, R. Bailey and R. Orchard, (August 1998) resulted in the initial discovery of mineralization in the Dana Lake and Azen Creek areas.

Property Geology

Geological Setting

Regional Geology

The River Valley property is primarily underlain by rocks of the River Valley Intrusion (RVI), a large Paleoproterozoic (ca. 2.56 to 2.47 Ga) intrusion that forms part of the Huronian-Nipissing Magmatic Province (HNMP) or the Huronian Metallogenic Province (HMP)

Local Geology

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

The Dana Lake Area of the River Valley property lies within a north-trending portion of the River Valley Intrusion (RVI). This region of the RVI likely represents an offshoot of the main intrusive body and appears to be an up-thrust and rotated portion of the intrusion.  In its current position, the Dana Lake Area represents a lower stratigraphic position in the intrusion that is now oriented sub-vertical relative to its original, near-horizontal position.  The basal contact of the intrusion undulates in both the horizontal and vertical direction and this undulation is probably a primary igneous contact feature.  However, the area has been structurally disturbed with evidence for dip-slip, strike-slip and rotational displacement on the centimetre to metre scale.  Steeply dipping (>80°), decimetre- to metre-scale, modally layered rocks of the River Valley intrusion overly the contact-related, mineralized breccia unit and are truncated along the western edge of the intrusion by the Grenville Front Fault.

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

The Azen Creek Area, located about 6 km southeast of the Dana Lake Area appears to be situated stratigraphically higher (south) in the intrusion than the mineralized breccia at the Dana Lake Area and at Lismer’s Ridge.  In general, the rocks of the RVI in this area appear to dip shallowly (<60°) toward the south-southeast.

Exploration - Current and Future

In 1999, Pacific North West Capital Corp. (PFN) optioned the Luhta, Bailey and Orchard claims and with joint-venture partners Anglo American Platinum Corporation Ltd. (Amplats) subsequently completed an approximately $350,000 surface exploration program. An exploration  program consisting of detailed and regional work was undertaken and samples were assayed for PGE, Ni, Cu and Au.

In 2000, Pacific North West Capital Corp. and joint-venture partners Anglo American Platinum Corporation Ltd. completed an approximately $1,650,000 Phase II surface exploration program which included an expansion of the previously completed detailed and regional work, geological mapping and sampling. In addition geophysical surveys were undertaken which included both induced polarization and magnetometer surveys. A total of 6778 metres of diamond drilling was undertaken in three phases. A total of 40 holes were completed with the majority of holes being drilled in the Dana Lake area. Samples were assayed for for Au, Pt, Pd, Ni, Cu and selected ones for Rh and 30 element ICP analysis was carried out on many of the samples.

Following consultation with Anglo Platinum, a $2 million CDN Phase IV exploration program was implemented for the project budget year November 1, 2000 - October 31, 2001. The majority of the program was focused on drilling and   targeted the Dana North, Dana South and Lismer's Ridge Zones.

The majority of the exploration work conducted in 2002 and 2003 was drilling. Please see the drilling section of this annual report for a continued discussion of Exploration History for exploration conducted in the ensuing years. PFN believes that the data generated from the work conducted on its property to be reliable.   The 2004/2005 program consisted of additional drilling in conjunction with surface mapping and sampling.

Mineralization

The River Valley project includes three main areas of PGM-Cu-Ni sulphide mineralization: Dana Lake Area, Lismer’s Ridge, and Azen Creek. Dana Lake, located within the northwest corner of the claim group, consists of 7 main areas from north to southThese seven zones of PGM-Cu-Ni mineralization extend intermittently over a strike length of >900 m.  The first six are now combined as Dana North Zone and seventh as Dana South Zone.  At Lismer’s Ridge, surface mineralization is intermittently exposed over a NW-SE strike length of greater than 800 m, where it occurs within a similar geological environment to the Dana Lake Area.

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

The following italicized text was excerpted from a report entitled, “Revised Mineral Resource Estimate, Dana Lake and Lismer’s Ridge Deposits incorporating the Phase VI Drilling, River Valley PGM Project, Ontario for Pacific North West Capital Corp”, dated June 10th, 2004, by Derry, Michener, Booth and Wahl Consultants Ltd.

Drilling

Drilling of 416 holes, totalling 83,838 metres, was been carried out in six phases between February 28, 2000 and April 30, 2004.

NDS Drilling of Timmins, Ontario, supplied drilling services under contact to PFN for Phases I-IV.  Bradley Bros. Drilling of Noranda was used for Phase V and VI.  All core produced was of NQ diameter.

Phase I to V and early Phase VI drilling was focussed primarily on the Dana Lake and the Lismer’s Ridge Area.  Phase VI drilling was later expanded to include several new zones in the central and south-eastern parts of the property including the Varley area.

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

Phase VI: A total of 107 holes were completed at Dana Lake and Lismer’s Ridge between November 7, 2002 and June 26, 2003. Total metres drilled amounted to 25,365. Phase VI drilling continued elsewhere on the property until May, 2004

Phase VII: A total of 103 holes were completed in the Pardo, Banshee, Lismer Extension, Lismer, Casson, Drop, Varley, Azen South, Azen North and Jackson Flats areas. Drilling in these areas was largely reconnaissance in nature and based on the sampling, mapping and geophysical surveys carried out on the property during the Phase VII exploration program, and resulted in the discovery of the zones outlined.

Sampling and Analysis

A rigorous program of sampling and analysis was undertaken. The core samples are taken continuously from drilling at widths with a maximum of 1.0 metres. The samples taken are based on the following criteria, geology and sulphide content. In  cases where mineralised is non existent or weakly mineralised the sample interval is increased to 1.5 metres. In general core recovery is excellent with recoveries on average exceeding 95%.

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

Security of Samples

Samples are logged initially in the field by a field geologist and secured for transport and driven to the PFN core shack.  The core is then logged by a geologist and the data is entered into a drill core logging program.  The core is cut in even sections and then rinsed to remove any excess material. Half of the core is placed in a plastic bag with a tag to be sent for assay.. The samples are trucked to X-Ral Labs, Mississauga, Ontario for preparation and then shipped to XRAL Labs in Rouyn- Noranda, where they are assayed for Pt, Pd, Au, Cu, and Ni; from time to time a limited number of specified samples are analyzed for Rh.

The remaining section is placed into a core box and is duly tagged as well. The outside of the core box has metal tag stapled to it which indicates the  hole number and meter interval.  Lids are then strapped tightl closed  and then are stored at the core storage compound located on the grounds of the Fielding Road core shack; the main building itself is secured via a monitored alarm system (motion and door detectors).”

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

Mineral Resource and Mineral Reserve Estimation – Mineral Deposits

Mineral Resource, the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

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

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources.

This section uses the terms “measured “ and “indicated resources”. We advise US investors while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part of all mineral deposits in these categories will ever be converted into reserves.

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

The in situ, combined measured and indicated mineral resources, equaling or exceeding a cut-off of 0.7g/t PGE, are estimated to be 25.4 Million tonnes averaging 0.061 g/t Au, 0.355 g/t Pt and 0.979 g/t Pd (total contained ounces 1,121,200).

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

Cautionary Note to US Investors concerning estimates of Inferred Resources.  This section uses the terms “inferred resources”. We advise US investors while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize it. “Inferred Resourcs” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

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

An additional 3.6 million tonnes is classified as inferred and averages 0.049 g/t Au, 0.278 g/t Pt and 0.76 g/t Pd.(127,100 contained ounces). (In the estimation no allowance has been made for the respective precious metal prices or recoveries).

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

Exploration

A Phase 7 exploration program was completed on the property during 2004 and mid 2005. The program completed 20,740 metres of diamond drilling, metallurgical testing and the collection of a 40 tonne bulk sample for metallurgical testing on the Dana North and Dana South Zones. The budget was set at $3.0 million dollars.

In the Phase 7 program particular emphasis was placed on expanding targets identified by reconnaissance drilling, geophysics, and geological mapping especially along the northern contact of the intrusive. The known platinum, palladium mineralization has been identified within the contact breccia zone over a strike length in excess of 15 kilometers. The mineral resource estimates have been primarily concentrated in the Dana Lake and Lismer’s Ridge Zones over a 3 kilometer strike length.

At present a new $1.5 million budget has been approved for 2005. The program will include the processing of the bulk sample at Anglo Platinum’s facilities in South Africa, and additional surface work.  To date in excess of $19.5 million has been committed to the project.

(b)

Agnew Lake Property, Sudbury, Ontario

Ownership

The Agnew Lake property covers approximately 80% of the Agnew Lake Intrusion (ALI) and consists of 562 unpatented mining claim units that contiguously cover 8992 hectares. All claims (562 units) are subject to PFN’s joint venture with Anglo Platinum and Platinum Group Metals Inc. (PTM) (formerly New Millennium Metals Corporation).

408 contiguous unpatented mining claim units (213 claim blocks) that cover 7,760 hectares  are subject to PFN's letter agreement with PTM  dated June 18, 2000, and formal option agreement dated August 15, 2001, whereby PFN may earn 50% of PTM’s rights and interests in the property (49.5% interest in the property) and in the agreement with Hawke and Campbell executed March 1, 1999 as follows:

-

PTM will remain 100% responsible for the fulfillment and completion of all required payments to Hawke and Campbell. This includes both cash and share payments.

-

Of the 99% undivided interest in the property that PTM can earn, 51% will be earned and vested by the completion of $1.0 million dollars of work on the property. A further 48% interest will be earned for the expenditure of an additional $1.0 million. To date about $500,000 has been spent by PTM. There is no time limit on the completion of work commitments.

-

PFN may earn 50% of all PTM’s rights and interests in the property and in the agreement by spending $500,000 in work on the property. This includes 50% of PTM’s right to buyback one half of the possible 2% NSR on the property.

-

PFN will automatically vest with 50% of PTM rights and interests in the property and in the agreement on completion of $500,000 in exploration expenditures on the property and completion of the cash and share payments as follows:

PFN will make the following cash payments to PTM

On Signing: (payment made)

$30,000

June 18, 2001 (payment made)

$35,000

December 22, 2002 (payment made)

$35,000

December 22, 2003 (payment made)

$45,000

December 22, 2004 (payment made)

$55,000

PFN will issue shares subject to regulatory approval to PTM as follows:

On signing

25,000 shares (issued)

1stanniversary, 2001

25,000 shares (issued)

Further to an amendment dated August 16th, 2001, PFN will issue additional shares to PTM according to the following schedule:

On or before October 31st, 2001

75,000 shares (issued)

Within 45 days of Kaymin electing to proceed:

with the 2002 exploration program

75,000 shares (issued)

with the 2003 exploration program

75,000 shares (issued)

with the 2004 exploration program

75,000 shares (issued)

113 claims representing 1808 hectares are 100% owned by PFN; however, are subject to the Agnew Lake Farm-In agreement between PFN, PTM and Kaymin.

Under an amendment dated December 2, 2003, in the event that Kaymin elects to fund the project beyond December 31, 2005, within 90 days of electing to proceed, the Company, at its option, would be required to issue additional shares to make the accumulated value of all shares issued equal $500,000. The Company may satisfy in whole or in part its obligation to incur $500,000 in exploration expenditures by issuing shares, the shares are to be valued at the 10 day average trading price to date of issuance at a minimum price of $0.60 per share. If Kaymin elects not to fund exploration beyond 2005, the company, at its option would be required to issue additional shares or incur exploration expenditure to make the accumulated value of all shares and exploration expenditure equal $500,000.

In addition PFN and PTM entered into a Memorandum of Understanding with Pro-Am Explorations Corporation on 41 claims located in Gough and Shakespeare townships, (the “Pro-Am Claims”). PFN’s portion of the obligations is cash payments of $15,000 over three years, and share issuances of 21,000 common shares over three years and annual royalty payment of $3,000 on the fifth and subsequent anniversaries of the agreement with the underlying vendors.  In addition PFN and PTM agree to incur exploration expenditures totaling $400,000 by October 12, 2005. The Pro-Am property is subject to a 2.5% NSR, which PFN and PTM may purchase up to 1.5% for $1.6 million.

All of the claims that comprise the Agnew Lake property are subject to PFN’s Farm-In agreement with Anglo Platinum dated May 25th, 2001 and subsquently amended October 10th, 2003.  Through Kaymin, its fully owned subsidiary, Anglo Platinum can earn a 50% interest in the Agnew Lake property by paying each of the Optionors PFN and PTM $200,000 (received), and reimbursing PFN exploration expenditures in the amount of $226,205 (received) and expending $6 million on exploration before December 31, 2005.  Kaymin may increase its interest to 57% by completing a feasibility study, and further to 60% by arranging all mine financing through to production. To date approximately $2.7 million has been expended on the property to date.

A technical report dated July 15, 2002 entitled, “Phase II surface exploration Agnew Lake property by Scott Jobin-Bevans, P.Geo” is filed on SEDAR.

Sudbury
Agnew Lake
Toronto
N
W
E
S
Agnew Lake
Sudbury
940000
960000
980000
1000000
1020000
1040000
1060000
1080000
1100000
900000
880000
860000
840000
820000
800000
780000

Agnew Lake Project Location Map

1:750,000

0 5 10 20 30 40 Kilometers

The Agnew Lake project is located 60km west of the city of Sudbury, Ontario.  Exploration is focused on a mafic intrusive with PGM values occurring in magmatic breccia proximal to the instrusive contact.  A limited exploration program was undertaken on the property in 2004.

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

(f)

West Timmins Nickel Project, Timmins Ontario

Ownership

Under an agreement with Falconbridge, PFN may up to a 100% interest in the West Timmins Project.  The West Timmins Project covers 355 square kilometres (87,720 acres) some 60kms west of Timmins, Ontario.  Under the terms of the agreement PFN will spend $4 million over a 4-year period in order to vest with a 100% interest in the Project. Falconbridge will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first.  Under the agreement PFN acts as Project Operator.

PFN’s exploration activities on the West Timmins Nickel Project are focused on nickel and associated metals. In addition to airborne geophysical surveys completed in late 2004, a detailed compilation of the historical work in the MFI was completed and has been used to help evaluate and prioritize conductors identified by the AeroTEM survey. In cooperation with Falconbridge, seven priority conductor anomalies have been identified based on geophysical responses, relation to the Montcalm deposit, geological settings and previous work over the conductors. Follow up linecutting and EM surveys have been initiated to define drill targets which will be tested in 2005. Many of the other conductive trends will see geological ground truthing as well as prospecting programs during the summer months.

Quebec, Canada

(a)

Glitter Lake Property

Ownership

By agreement dated August 15, 2003, the Company can acquire, from CanAlaska Ventures Ltd. (CanAlaska), a company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15 August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15 August 2005		20,000	-	-
On or before 28 May 2006		-	20,000	-
On or before 15 April 2006		-	-	150,000
On or before 15 April 2007		-	-	200,000
On or before 15 April 2008		-	-	300,000
Total		$45,000	60,000	$700,000

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

The property is subject to 1.5% NSR payable to a third party.  The Company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests. Regulatory approval was not received until April 2004, the exploration expenditures were deferred to 8 months after regulatory approval was received.  An amendment to the property Option areement deferred the exploration expenditures until April 20, 2005.  In 2005 an airborne geophysical survey was completed in order to meet the minimum exploration expenditure requirements.

James Bay
Glitter Lake
Matagami
N
W
E
S
1:3,000,000
0 25 50 100 150 200
Kilometers

Glitter Lake Project Location Map

The Glitter Lake Project is located in northeastern Quebec, approximately 135 km north –northeast of the town of Matagami. The property lies at the southwest end of a 40km long, north east trending belt of metavolcanic and sedimentary rocks intruded by a gabbroic body.  The exploration target is PGM mineralization associated with copper-nickel sulphide mineralization.

(b)

Lac Manitou Property

By agreement dated May 6, 2004, the Company can acquire 100% in certain claims known as the Lac Manitou property. As consideration, the Company, at its option must complete the following:

		Option payments	Shares	Exploration expenditure
Within 5 days of regulatory approval	(issued	$10,000	15,000	$-
	and paid)
On or before 31 December 2004		-	-	100,000
On or before 6 May 2005		20,000	20,000	-
On or before 31 December 2005		-	-	250,000
On or before 6 May 2006		50,000	50,000	-
On or before 31 December 2006		-	-	250,000
		$80,000	85,000	$600,000

The property is subject to 2.5% NSR, 1% could be purchased for $750,000 and a subsequent 0.5% could be purchased for $500,000.

The project is located 120 km northeast of Sept Iles, in Quebec’s Cote –Nord District. The property overlies part of the border zone of the anorthositic Havre-St Pierre Comples. Numerous Ni-Cu-PGE showings occur and are associated with the border zone.  The exploration target is Ni-Cu-mineralization.  During the year ended April 30, 2005, PFN dropped the exploration option.

Échelle 1:800 000 Scale
1 cm = 8 km 1inch = 12,63 Milles Miles
kilomètres
Milles
Lac Manitou Property
DUPLESSIS
U É B E C
M I N G A N
Sept-Îles
Moisie
Rivière-Pigou
Manitou
Rivière-aux-Graines
Sheldrake
Rivière-au-Tonnerre
Magpie
Rivière-St-Jean
Mingan
Longue-Pointe
Havre-St-Pierre
138
RÉSERVE DE PARC NATIONAL DE L'ARCHIPE
Baie-Ste-Claire
Port-Menier

Newfoundland and Labrador, Canada

(a)

Mineral Licenses 972M and  973M

Property

The Company holds a 50% direct and indirect interest in mineral licenses 972M and 973M which consist of 172 unpatented mining claim units covering 4,300 ha located in Labrador, Newfoundland. As consideration, the Company issued 300,000 common shares. The properties are subject to a 2% NSR.

Mineral License 972M

This property comprises 112 unpatented mining claim units. This property is located 70 km southwest of Nain, 2 km north of Konrad Brook.

The mineral license expires on February 9, 2006.

Mineral License 973M

The property is located 70km west northwest of Nain and 2 km south of Tasialuk Lake.  The license expired on February 9, 2003.

South East Alaska, USA

(a)

Union Bay Platinum Property

Ownership

By agreement dated October 1, 2002 and amended April 2, 2003, the Company can acquire, from Freegold Ventures Limited (Freegold), up to a 50% interest in 785 claim units known as the Union Bay property, located in South East Alaska.  As consideration, the Company, at its option, must subscribe to purchase a private placement of $165,000 (completed) and must issue shares and make payments as follows:

		Option Payments	Shares
Within 5 days of approval by regulatory authorities	(issued)	$-	30,000
On or before the first anniversary of regulatory approval	(issued)	-	30,000
On or before 1 July 2003	(paid)	20,000	-
On or before 1 July 2004	(paid)	20,000	-
On or before 1 July 2005		30,000	-
On or before 1 July 2006		30,000	-
Total		$100,000	60,000

In addition to the above, minimum aggregate exploration expenditures of $1,000,000 must be completed by 1 July 2006, as follows:

On or before 1 July 2003	(completed)	$30,000
On or before 1 July 2004	(completed)	$30,000
Minimum aggregate on or before 1 July 2005	(completed	$400,000
Minimum aggregate on or before 1 July 2006		$1,000,000

The Company is responsible for the annual rents due on the property.  These rental payments shall be made on or before August 1 of each year the agreement is in effect.  In the Spring of 2003 an additional 394 claims were staked. An amendment dated February 4, 2004 was executed which deferred to rental payment until August 15 from the original August 1 deadline.

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

Under an amendment dated April 2, 2003, in the event a major mining company elects to participate in the project before the Company vests with a 50% interest and subsequently vests with an interest in the property, the Company and the optionor shall each, at the time of vesting, be deemed to hold a 50% interest in the property and the Company shall relinquish its right to earn a 60% or 70% interest.  The Company will issue shares to the value of $100,000 to Freegold within 15 days of the Company becoming vested.  In addition, the Company will receive 100% of the first U.S. $60,000 received in cash payments from any third party agreement.

By joint venture agreement dated May 21, 2003 with Lonmin Plc (a major mining company), the Company and Freegold granted an option to Lonmin Plc for up to a 70% interest in the Union Bay platinum project.  To earn a 60% interest, Lonmin Plc must incur, at its option, exploration expenditures of U.S. $815,000 (completed) in 2003 and a minimum of U.S. $1,000,000 per year in 2004, 2005 and

2006 and U.S. $750,000 for each year thereafter.  Lonmin Plc may earn an additional 10% interest in the project by delivering a full feasibility study.  Upon the decision, by the management committee to proceed to place the project into commercial production, Lonmin Plc will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the Company and Freegold will each repay their share of the exploration costs and contribute pro rata to operating costs.  The Company is the operator of the project during the exploration phase.  Currently a 2005 US $1.1 million exploration program is in progress on the Union Bay Project, which is being fully funded by Lonmin Plc.

The Company will be the operator of the project during the exploration phase.

Legend
Union Bay Claims
Salt Chuck Mine
Union Bay Fe Deposit
Map Area
N
W
E
S
0
Miles
6

FIGURE 1: Location map for the Union Bay PGE prospect, Craig C1 and D1 quadrangles, Alaska

The project is located 20 miles west of Ketchikan, Alaska. The exploration target is an enriched platinum bearing zone within or peripheral to a dunite core.

(b)

Kane Property

Ownership

The Company acquired 30 claims by staking in Alaska.  No work is planned for the properties at this time.

New Zealand

(a)

Longwoods and Takitimu, New Zealand

Ownership

The Company was granted an exploration permit in Longwoods and Takitimu, New Zealand.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes thereto included herein.

Twelve Months Ended April 30, 2005 Compared to Twelve Months Ended April 20, 2004

Overview

In the fiscal year ended April 30, 2005, the Company undertook one of the most aggressive platinum group metals (PGM) exploration programs in North America, and firmly established Pacific North West Capital as a leader in platinum-palladium exploration.

In late 2004, we expanded our focus to include nickel exploration, capitalizing on strong market fundamentals and our in-house expertise in base metals exploration and development.

Our commitment towards aggressive exploration has been achievable through the financial support of our joint venture partners, Anglo American Platinum Corporation Limited (“Anglo Platinum”), the world’s largest primary producer of Platinum and Lonmin Plc., the world’s third largest primary Platinum producer.  To date, these two joint venture partners alone have committed a total of $21.9 million in exploration funding, enabling your Company to achieve significant progress in both delineating mineral resources and reinforcing it’s track record of platinum/palladium exploration track record.

River Valley, Ontario

Developments at our joint venture with Anglo Platinum continue to progress most favourably.  The $3.0 million Phase 7 program, completed in March 2005, comprised a total of 20,740 metres of diamond drilling, metallurgical testing and bulk sample collection.  Extensive mineralization was reported in the newly discovered Lismer’s Extension zone and additional drilling, geophysics and geological mapping in the Varley, Varley Extension, and Pardo zones have demonstrated that the prospective target breccia extends intermittently 15kms along the intrusive contact.  We are now working to compile the final results of the Phase 7 program, following which, a revised resource estimate incorporating new mineralization results from the Lismer Extension and Varley zones will be prepared.

In June 2005, a Phase 8 exploration budget of $1.5 million was approved by Anglo Platinum. This budget represents a significant new phase for the River Valley project.  A portion of the newly approved budget is allocated towards third party economic modelling to assist the joint venture in its allocation of exploration resources as the project moves forward. The budget includes for the shipment of a 40-tonne bulk sample to Anglo Platinum’s facilities in Johannesburg for metallurgical testing. Further expenditures will be allocated towards an environmental baseline study, reclamation, property surveys and geological and geochemical studies.

Agnew Lake, Ontario

The Agnew Lake property is also subject to a joint venture with Anglo Platinum. The property overlies the Agnew Lake layered mafic intrusion, which is of comparable age and composition to the River Valley Intrusion and also carries substantial PGM values in magmatic breccias close to the intrusive contact.

Work on the project to date has included five phases of surface exploration, consisting of prospecting, stripping, rock sampling, geological mapping, and three phases of diamond drilling (37 holes, totalling 8,954.50 metres).  Airborne and ground geophysics have also been completed. A final report is in progress and is expected to be released in the near future.

Union Bay, Alaska

Pacific North West Capital completed 5,973 feet of diamond drilling and 744 kms of airborne geophysical surveys as part of its 2004 exploration program.

In June, a budget of US$1.1 million has announced by the Company and joint venture partners Lonmin Plc and Freegold Ventures Limited to extend exploration activities for a third season.  A total of 10,000 feet of diamond drilling as well as fieldwork are budgeted in this phase, which will test five separate targets identified from the 2004 drill program, airborne geophysical surveys and fieldwork.

West Timmins, Ontario

In November 2004, Pacific North West Capital established a new Nickel Division and entered into an agreement with Falconbridge whereby it may earn up to a 100% interest by undertaking exploration on the West Timmins nickel property.  This broadening of focus into nickel is seen as a natural progression for the Company and is compatible with its principal PGM exploration business as many nickel deposits contain associated PGMs. The West Timmins Project is located adjacent to Falconbridge's new Montcalm Mine, which just recently received mine permit approval.

Pacific North West Capital recently completed a high-resolution airborne geophysical survey over the property holdings that surround the Montcalm Mine. The survey aimed at identifying similar style targets.  A number of new targets were identified from this work and ground surveys are now being conducted to allow drill testing later this year.

Pacific North West Capital presently has over $5 million in working capital.  We remain committed to developing our existing projects by way of joint venture agreements.  In addition, your Company is now entering into an aggressive phase of new acquisitions whereby we will use internal funding to finance projects and add shareholder value.

Results of Operation

Business of Pacific North West Capital Corp

Pacific North West Capital Corp is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Pacific North West Capital Corp for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30,(audited)
	2005	2004	2003
Total Revenues	$468,730	$380,952	$284,804
General and administrative expenses	1,893,818	1,473,225	$1,364,612
Mineral property costs incurred	3,184,584	1,891,318	1,395,570
Mineral property costs recovered	(2,180,484)	(1,585,714)	(999,122)
Income (loss) before other items ➢ In total ➢ Basic and diluted loss per share	(1,893,818) (0.06)	(1,473,225) (0.06)	(1,364,612) (0.07)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(1,894,297) (0.06)	(1,276,008) (0.05)	(1,323,658) (0.06)
Totals Assets	6,070,616	7,202,319	1,785,530
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected Quarterly Financial Information

The following selected financial information is derived from the unaudited interim financial statements of the company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2005	2005	2004	2004	2004	2004	2003	2003
Total revenues	$211,651	$96,644	$110,944	$49,491	$99,920	$96,092	$130,418	$54,522
Net loss	805,495	532,268	297,395	259,139	503,953	205,335	363,197	203,523
Net loss per share	0.03	0.02	0.01	0.01	0.02	0.01	0.01	0.01
Total assets	6,070,616	6,508,816	6,802,520	7,015,719	7,202,319	5,680,659	3,193,241	1,980,803

Results of Operations

The year ended April 30, 2005 resulted in a net loss of $1,894,297 which compares with a loss of $1,276,008 for the same period in 2004. General and administrative expenses for the year ended April 30, 2005 were $1,893,818 an increase of $420,593 over the same period in 2004. Stock-based compensation  of $582,434 were recorded as compared to $223,000 in the previous year. The company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after May 1, 2002. Mineral property costs of $270,083 were written off while all other general and administrative costs were relatively the same compared to the previous year. A foreign exchange loss of $130,514 was reported as the company had approximately $1,000,000 in US funds for which the exchange rate was detrimental during the year. Project management fees of $317,329 were earned during the year as compared to $280,354 in the previous year. Interest income was $112,423, an increase of $38,910 over the same period in 2004 as the company had more funds on deposit.

During the year ended April 30, 2005, the company incurred mineral property costs of $3,184,584 with $2,180,484 being funded by joint venture partners. A exploration program consisting of an airborne geophysical survey cost $625,112 over the newly acquired option agreement with Falconbridge in the Timmins area of Ontario.

Shareholder relations and promotional activities undertaken by the company, which included attendance at various trade shows, cost $240,438 for the period ended April 30, 2005, a decrease of $75,405 over the same period in 2004.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  The most significant accounting estimates for the Company relate to the carrying value of its mineral property assets and accounting for stock-based compensation.  The Company’s accounting policies are set out in full in Note 1 of the annual financial statements.

a)

Mineral Property Costs

One of the most critical areas where estimates are used is in the area of the valuation of its carrying value of its mineral property costs.  Under Canadian GAAP, the Company records its interests in mineral properties at cost.  The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned.  General exploration, overhead and administration costs are expensed in the period incurred.

The estimated values of all properties are assessed by management on a continual basis.  This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount greater or less than the carrying value.  If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values.

Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties.  The Company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

b)

Stock-Based Compensation

Another significant estimate relates to accounting for stock-based compensation.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Changes in Accounting Policies

Flow through shares

During the year ended April 30, 2005, the company adopted the new accounting pronouncement relating to flow through shares effective for all flow through agreements after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow through shares whereby the investor can claim the tax deductions arising from the related resources expenditures.  When resource expenditures are renounced to the investors and the company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

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

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004.  The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred.  These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs.  The asset retirement cost is to be capitalized and amortized into operations over time.  The company is currently assessing these requirements to ensure its complies with the new standards starting on May 1, 2004.

Financial Instruments and Other Instruments

Pacific North West Capital Corp’s financial instruments consist of cash and cash equivalents, accounts receivable, investments, amount due from River Valley joint venture, restricted cash – flow-through, accounts payable and cash call payable. Unless otherwise noted, it is management’s opinion that Pacific North West Capital Corp is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding Share Data

The company is authorized to issue unlimited common shares without par value.  As at April 30, 2005, there were 31,817,404 outstanding common shares compared to 31,551,004 outstanding shares at April 30, 2004.

Directors, officers, employees and contractors are granted options to purchase common shares under the company stock option plan.  The terms and outstanding balance are disclosed in the below table.

A summary of the company’s options at 30 April 2005 and the changes for the year are as follows:

Number outstanding 30 April 2004	Granted	Exercised	Expired/ Cancelled	Number outstanding 30 April 2005	Exercise price per share	Expiry date
100,000	-	-	(100,000)	-	$0.46	1 July 2004
75,000	-	-	(75,000)	-	$0.76	1 September 2004
13,000	-	(13,000)	-	-	$0.44	20 October 2004
249,000	-	-	(35,000)	214,000	$0.60	15 December 2005
80,000	-	-	(40,000)	40,000	$0.80	18 March 2006
320,000	-	-	(120,000)	200,000	$0.60	21 December 2006
110,000	-	-	(20,000)	90,000	$1.00	10 February 2007
-	150,000	-	-	150,000	$0.60	1 July 2007
900,000	-	(5,000)	(100,000)	795,000	$0.60	31 December 2007
655,000	-		(70,000)	585,000	$0.76	10 September 2008
-	2,000,000	-	(20,000)	1,980,000	$0.60 $0.70	5 November 2007 5 November 2009
456,500	-	-	(37,000)	419,500	$0.83	28 February 2010 *
400,000	-	-	(20,000)	380,000	$0.60	3 May 2010 **
3,358,500	2,150,000	(18,000)	(637,000)	4,853,500

* During the year, the company extended the exercise date of these options from the original expiry date of 28 February 2005 to 28 February 2010.

** During the year, the company extended the exercise date of these options from the original expiry date of 3 May 2005 to 3 May 2010.

During the year ended April 30, 2005, 2,697,990 performance shares were reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the company.  To date, 150,000 performance shares have been issued at $0.01 per share for total proceeds of $1,500. During the year ended April 30, 2005, a further 50,000 performance shares were allotted but not issued.

Related Party Transactions

During the year ended April 30, 2005, the below related parties were paid the following: A total of $101,240 was paid to a company controlled by Harry Barr, a Director and President of the company for management services; pursuant to an office lease agreement dated October 11, 2000, a total of $53,746 was paid to a company controlled by Harry Barr for office rent; a total of $42,538 was paid to a company controlled by Taryn Downing, an Officer of the company for corporate secretarial services; a total of $46,100 was paid to a company controlled by Gord Steblin, a Director and Officer of the company for accounting services;  a total of $39,800 was paid to a company controlled by Peter Dasler, an Officer of the company for engineering and consulting fees;  a total of $76,226 was paid to a company controlled by John Londry, an Officer of the company for engineering and consulting services; and $2,350 to Lindsay Bottomer, a Director of the company for consulting fees.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $4,500 has been accrued to directors.

The significant differences between Canadian and U.S. GAAP on the financial statements for the twelve months ended April 30, 2005 are as follows:

US GAAP requires that mineral property acquisition costs and deferred exploration expenditures be written off as incurred, or until economically recoverable proven and probable reserves are identified, at which time further costs incurred may be deferred.  Mineral acquisition costs and deferred exploration expenditures during the year was $801,819.

The loss under Canadian GAAP for the year was $1,894,297.  After adding mineral costs of $801,819 a loss under US GAAP of $2,696,116 is reported.  The loss per share under Canadian GAAP is $0.06 as compared to a $0.08 loss per share under US GAAP.

Twelve Months Ended April 30, 2004 Compared to Twelve Months Ended April 20, 2003

Overview

During the year, PFN continued to explore the River Valley and Agnew Lake properties near Sudbury, Ontario with joint venture partner Anglo American Platinum Corporation Limited, and entered into a joint venture with Lonmin Plc, the third largest primary producer of platinum in the world, to explore the Union Bay Platinum project in Southeast Alaska. These programs, combined with expenditures on PFN’s other exploration programs represented one of the largest platinum group metal exploration company budgets in North America. Last years success has generated equally impressive exploration budgets and programs for 2004.

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

Over the last year, our exploration success garnered the attention of several institutional investment funds. PFN is now held approximately 25% by institutional investors.  Our balance sheet is strong with a treasury in excess of $6 million, giving the Company ample resources to fund exploration projects.  In addition to our exploration and financing activities last year, we also strengthened our core technical team with the addition of both Mr. Peter Dasler, P.Geo as VP Business Development, replacing Mr. John Royall who resigned in October, 2003 and Mr. John Londry, P.Geo as VP Exploration. These two veteran explorationists are key additions to an experienced technical and financial team.

Results of Operation

Business of the Company

The Company is an exploration stage company engaged in the acquisition, exploration of mineral properties of merit in Canada, the United States and New Zealand with the aim of exploring them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for additional exploration.

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

	Years Ended April 30, (audited)
	2004	2003	2002
Total Revenues	$380,952	$284,804	$338,780
General and administrative expenses	1,473,225	$1,364,612	$1,177,225
Mineral property costs	1,891,318	1,395,570	3,869,593
Income (loss) before other items ➢ In total ➢ Basic and diluted loss per share	(1,473,225) (0.06)	(1,364,612) (0.07)	(1,177,225) (0.06)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(1,276,008) (0.05)	(1,323,658) (0.06)	(1,422,135) (0.07)
Totals Assets	7,202,319	1,785,530	3,614,678
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2004	2004	2003	2003	2003	2003	2002	2002
Total revenues	$99,920	$96,092	$130,418	$54,522	$176,848	$88,886	$117,957	$1,234
Net loss	503,953	205,335	363,197	203,523	375,105	352,418	359,701	236,434
Net loss per share	0.01	0.01	0.01	0.01	0.02	0.02	0.02	0.01
Total assets	7,202,319	5,680,659	3,193,241	1,980,803	1,785,530	1,699,724	2,639,520	2,981,908

Results of operations

The year ended April 30, 2004 resulted in a net loss of $1,276,008 which compares with a loss of $1,323,658 for the same period in 2003. General and administrative expenses for the year ended April 30, 2004 were $1,473,225 an increase of $108,613 over the same period in 2003. Stock-based compensation fees of $223,000 were recorded as compared to $151,725 in the previous year. The Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 May 2002. As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees and non-employees for the fiscal year beginning 1 May 2003.  The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees. Mineral property costs of $123,707 were written off while all other general and administrative costs were relatively the same when compared to the previous year.  A $27,085 capital gain was realized on the sale of investments as compared to $Nil over the same period in 2003. Project management fees of $280,354 were earned during the year as compared to $237,207 the previous year. Interest income was $73,513, an increase of $25,916 over the same period in 2003 as the Company had significantly more funds on deposit.

During the year ended April 30, 2004, the Company incurred mineral property costs of $1,891,318 with $1,585,714 being funded by joint venture partners.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $315,843 for the period ended April 30, 2004, a decrease of $14,247 over the same period in 2003.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  The most significant accounting estimates for the Company relate to the carrying value of its mineral property assets and accounting for stock-based compensation.  The Company’s accounting policies are set out in full in Note 1 of the annual financial statements.

a)

Mineral Property Costs

One of the most critical areas where estimates are used is in the area of the valuation of its carrying value of its mineral property costs.  Under Canadian GAAP, the Company records its interests in mineral properties at cost.  The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned.  General exploration, overhead and administration costs are expensed in the period incurred.

The estimated values of all properties are assessed by management on a continual basis.  This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount greater or less than the carrying value.  If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values.

Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties.  The Company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

b)

Stock-Based Compensation

Another significant estimate relates to accounting for stock-based compensation.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

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

Related Party Transactions

During the year ended April 30, 2004, the below related parties were paid the following: A total of $75,713 was paid to a Company controlled by Harry Barr, a Director and President of the company for management services. Mr. Barr currently receives a management fee of $5,760 per month; pursuant to an office lease agreement dated July 11, 2000, a total of $53,746 was paid to a Company controlled by Harry Barr for office rent; a total of $50,842 was paid to a Company controlled by Taryn Downing, a Director and Officer of the company for corporate secretarial services; a total of $50,523 was paid to a Company controlled by Gord Steblin, a Director and Officer of the company for accounting services; a total of $45,440 was paid to a Company controlled by Peter Dasler, an Officer of the company for engineering and consulting fees;  a total of $21,600 was paid to a Company controlled by John Londry, an Officer of the Company for engineering and consulting services; a total of $50,842 was paid to John Royall, a Director and Officer for engineering and consulting fees before his resignation in October 2003; and $1,740 to Lindsay Bottomer, a Director of the Company for consulting fees.

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

The fiscal year ending April 30, 2003 resulted in a net loss of $1,323,658 which compares with a loss of $1,422,135 for the same period in 2002. General and administrative expenses for the year ending April 30, 2003 were $1,364,612, an increase of $187,387 over the same period in 2002. Consulting fees of $434,590 were recorded which included $151,725 in stock compensation expense.  During the year, the company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and apples to all awards granted on or after 1 May 2002.  The fair value of stock options using the Black-Scholes Option Pricing Model for non-employees was used to calculate the value of $151,725 with the value of $90,735 to directors and employees disclosed in note 7 b (iii).  Mineral property costs of $327,471 were written off while all other general and administrative costs were comparable to the previous year as the Company continued to actively explore its mineral properties. A one time capital gain recovery of $31,499 was recorded on the River Valley project which is the excess amount received above the acquisition and exploration costs of this project. The terms of the River Valley Farm-In agreement have been met and a joint venture is now in force. The Company received a Quebec exploration tax credit of $68,622 during the year ending April 30, 2003 relating to the previous years exploration expenditures on its Schefferville project.

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

B.

Liquidity and Capital Resources

The Company expects that its existing capital requirements arising from the evaluation of its existing mineral properties and fulfilling its exploration commitments will be met from the company's existing cash position.  The Sudbury projects have no internal exploration funds budgeted as these are being funded by various third parties and further joint ventures with third parties are continually being negotiated to further explore these properties.

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

Twelve Months Ended April 30, 2005 Compared to Twelve Months Ended April 30, 2004

Liquidity and capital resources

At April 30, 2005, the company’s working capital, defined as current assets less current liabilities, was $4,518,026 compared with working capital of $5,566,082 at April 30, 2004. Subsequent to year end, the company issued 2,500,000 flow-through shares for gross proceeds of $1,000,000. These flow-through funds  must be spent before Dec. 31, 2006 on qualified Canadian mineral exploration.

During the year, the company issued 100,000 performance shares for proceeds of $1,000 and a fair value of $51,500.  A further 56,400 shares were issued on the exercise of options and warrants for proceeds of $27,920.

The company has a portfolio of investments with a book value of $101,356 and a market value of $132,986 as at April 30, 2005. The main investments consist of 390,188 shares of Freegold Ventures Limited and 226,600 shares of CanAlaska Ventures Ltd. which both have certain directors in common. These amounts are included in the above working capital. The company has total issued and outstanding of 31,817,404 shares at April 30, 2005.

Outlook

PFN currently has three joint venture agreements in which other companies are earning an interest in PFN projects by carrying all costs and making significant exploration expenditures.  The Company ended April 30, 2005 with a strong cash position that will enable it to continue its own exploration effects in the United States, Canada and New Zealand seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore such projects in return for the right to earn an interest in them.

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

E.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

Contractual commitments

Contractual Obligations(1)	Payments Due By Period	-		-

	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs

Office Lease (2)	5,460	5,460	-	-	-

Total	$5,460	$5,460	$ -	$ -	$ -

1)

No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.

2)

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a director of the Company.

Name, Position in Company and Province or State and Country of Residence	Period(s) a Director of the Company
Harry Barr Vancouver BC, Canada President, CEO, & Director of Pacific North West Capital Corp.	Since 1996
Bernard Barlin Hampshire, UK Director of Pacific North West Capital Corp.	Since 2000
Alexander Walcott Vancouver BC, Canada Director of Pacific North West Capital Corp.	Since 2004
Gordon Steblin Richmond BC, Canada Chief Financial Officer & Director of Pacific North West Capital Corp.	Since 2003
Lindsay Bottomer North Vancouver, BC, Canada Director of Pacific North West Capital Corp.	Since 1998
Peter Jensen North Vancouver, BC, Canada Proposed Director of Pacific North West Capital Corp.	Nominated
Taryn Downing North Vancouver, BC, Canada Corporate Secretary VP, Administration of Pacific North West Capital Corp.	Since 1998
Peter Dasler Delta, BC, Canada VP, Business Development of Pacific North West Capital Corp.	Since 2003
John Londry Ontario, Canada VP, Exploration of Pacific North West Capital Corp.	Since 2004

Additional details including principal occupation for the past five years of the above directors or executive officers are as follows:

HARRY BARR – President, CEO and Director

Mr. Barr has been involved in the mining industry for over 20 years and has an extensive background in business management, corporate finance, and marketing.  Mr. Barr is currently President, CEO, & Director (1996-present) of Pacific North West Capital Corp.; Chairman & Chief Operating Officer (2004-present), Director (1989-present) and President and Chief Executive Officer (1989-2004) of CanAlaska Ventures Ltd.; Chairman and Chief Executive Officer (1999-present), Director (1985-present) and President and Chief Executive Officer (1985-1999) of Freegold Ventures Limited; President (2003-present) and Director (1999-present) of El Nino Ventures Inc.

GORDON STEBLIN – Chief Financial Officer and Director

Mr. Steblin, B. Comm., CGA, is currently the Chief Financial Officer of Pacific North West Capital Corp. (1996-2002), Freegold Ventures Limited, El Nino Ventures Inc. and CanAlaska Ventures Ltd. (2002-present) and accountant of Pacific North West Capital Corp. (1996-2002), Freegold Ventures Limited (1994-2002); CanAlaska Ventures Ltd. (1994-2002); and El Nino Ventures Inc. (1999-2002).

PETER DASLER – Vice President, Business Development

Mr. Dasler has 30 years of experience in exploration geology including twenty years of geological consulting and contracting for junior and senior companies based out of Vancouver, BC.  Mr. Dasler is a graduate of the University of Canterbury, Christchurch, New Zealand with a Masters degree in exploration and engineering geology and is a member of the Professional Engineers and Geoscientists Association of BC.  His background includes senior geological positions in New Zealand, and Mine Manager of the 10 million ton per annum Taharoa Ironsand Mine, as well as management of junior exploration companies in Canada.  Mr. Dasler currently holds the positions of Vice President, Business Development for Pacific North West Capital Corp. (2003-present); President and Chief Executive Officer of CanAlaska Ventures Ltd. (2004-present)

JOHN LONDRY – Vice President, Exploration

Mr. Londry received his BSc and MSc degrees in Geology from the University of Windsor. For the past 25 years Mr. Londry has been active in the mineral exploration and mining industry.  Mr. Londry’s considerable experience encompasses both grass roots and advanced stage exploration projects throughout Canada, the United States and South America. Mr Londry has held senior positions with Camflo, Noranda Exploration, Hemlo Gold Mines, and Battle Mountain Gold.  Mr. Londry currently holds the position of Vice President, Business Development for Pacific North West Capital Corp. (2004-present).

BERNARD BARLIN - Director

Mr. Barlin has over 40 years experience in the mining industry and worked as a consulting metallurgist with Hudson Bay Mining and Smelter Company. He has a degree in Engineering from the University of Witwatersrand in Johannesburg, and is a registered professional engineer in Manitoba and the U.K. From 1986 – 1989.  Mr. Barlin is currently Director of CanAlaska Ventures Ltd. (1989-present); Pacific North West Capital Corp. (2000-present); El Nino Ventures Inc. (2004-present) and Freegold Ventures Limited. (1985-present).

LINDSDAY BOTTOMER - Director

Mr. Bottomer (P.Geo, BSc, MSc) is currently the President of Southern Rio Resources, a TSX Venture Exchange listed junior exploration company based in Vancouver.  A Past President of the BC and Yukon Chamber of Mines, Mr Bottomer brings more than 33 years of mineral exploration and development experience to the company.  Mr. Bottomer is currently a Director of Pacific North West Capital Corp. (1998-present).  He has previously held positions with Cominco, Prime Explorations as Manager of Special Projects and then Vice-President, Exploration from 1989-1994 and Echo Bay Mines Ltd. as Director of Canadian Exploration from 1994-1997.

ALEXANDER WALCOTT - Director

Mr. Walcott has been active in the mineral exploration industry for the past 15 years.  He most recently attended the University of Alberta in the field of exploration geophysics while maintaining an active client base.  Mr. Walcott is currently a Director of Pacific North West Capital Corp. (2004-present).

PETER JENSEN – (To be nominated at the Company’s Annual General Meeting)

Mr. Jensen acquired his Bachelor of Science and Laws degrees at McGill University (with a dual degree in common and civil law).  In 1981 he commenced the practice of law in the corporate and securities fields in British Columbia.  He has a depth of experience in trans-border transactions for Canadian companies wishing to become US reporting and trading issuers (conducted in conjunction with a network of US professional advisors) and with US corporations who wish to become Canadian reporting and trading issuers, either through RTOs or IPOs.

TARYN DOWNING – Corporate Secretary

An administrator with over 25 years experience in both the public and private sectors, Ms. Downing held various positions with H.A. Simons Ltd., All North Resources Ltd., and Diamond Fields Resources Inc. Ms. Downing is currently the Corporate Secretary and Vice President, Administration for Pacific North West Capital Corp. (1998-present), CanAlaska Ventures Ltd. (1995-present), Freegold Ventures Limited (1995–present) and El Nino Ventures Inc. from (1999-present).

B.

Compensation

Summary Compensation Table

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means each individual who served as chief executive officer of your company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer (“CFO”) means each individual who served as chief financial officer of your company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan (“LTIP”) means a plan providing compensation intended to motive performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers (“NEOs”) means the following individuals:

(a) each CEO; (b) each CFO; (c) each of the Company’s three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Stock Appreciation Rights (“SARs”) means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The compensation for each Named Executive Officer is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr President and CEO	2005 2004 2003	80,280 69,120 69,120	20,960 6,593 Nil	Nil Nil Nil	340,000 53,334 125,000	Nil 106,666 Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, CFO	2005 2004 2003	34,700 43,930 25,600	11,400 6,593 Nil	Nil Nil Nil	118,000 40,000 Nil	Nil 26,666 Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Fees paid through a service company.

Compensation of Executive Officers

See above summary compensation table.

The following table sets out the options granted to Directors and Executive Officers during the Company's most recently completed financial year.

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of Unexercised in the Money Options at April 30, 2005	Expiry Date

Harry Barr	170,000	$0.60/$0.70	Nil	Nov 5/09
Canadian Gravity Recovery Inc.(1)	170,000	$0.60/$0.70	Nil	Nov 5/09
Bay Geological Inc.(2)	100,000	$0.60/$0.70	Nil	Nov 5/09
Bernard Barlin	30,000	$0.60/$0.70	Nil	Nov 5/09
Gordon Steblin	118,000	$0.60/$0.70	Nil	Nov 5/09
Taryn Downing	119,000	$0.60/$0.70	Nil	Nov 5/09
Lindsay Bottomer	50,000	$0.60/$0.70	Nil	Nov 5/09
Alexander Walcott	50,000	$0.60/$0.70	Nil	Nov 5/09
TOTAL	807,000

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

No options to NEOs were cancelled or expired during the year ended April 30, 2005.

Option and SAR Repricings

No options to NEOs were repriced during the financial year ended April 30, 2005.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SARS Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended April 30, 2005 and the number and value of unexercised options as at April 30, 2005.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable (e)
Harry Barr CEO	Nil	Nil	664,000/323,000	Nil
Gordon Steblin CFO	Nil	Nil	229,666/39,334	Nil

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on April 30, 2005 of $0.335 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

Long Term Incentive Plans – Awards in Most Recently Completed Financial Year

The Company currently has no Long-term Incentive Plan, which would provide compensation intended to motivate performance over a period greater than one financial year.  LTIP’s do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended April 30, 2005, Harry Barr received $101,240 for management services and Gordon Steblin received $46,100 for accounting services.

Composition of the Compensation Committee

The Compensation Committee is comprised of Harry Barr, Bernard Barlin, and Lindsay Bottomer.  Mr. Barr is a “related” Director and Mr. Barlin and Mr. Bottomer are “unrelated” Directors.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer LTIPs or pension plans to its senior officers.

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

The Company’s Board of Directors, while determining cash compensation to the CEO and CFO takes into consideration the extensive experience in the mining industry, responsibilities and duties as CEO and CFO, respectively, as well as personal risks and contributions to the Company’s success.  Both the CEO and the CFO have base cash compensations which the Company feels is competitive to similar companies in North America.

Compensation of Directors

Through the end of 2004, the directors of the Company did not receive compensation from the Company and/or its subsidiaries in their capacity as directors.  Commencing February 1, 2005 the directors will be remunerated as follows: $1,500 per quarter, $500 per directors meeting and $500 per committee meeting.

During the year ended April 30, 2005, Harry Barr received $101,240 for management services and Gordon Steblin received $46,100 for accounting services.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending April 30, 2005.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Securities Authorized for Issuance Under Equity Compensation Plans

Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	10,730,510	0.61	853,366
Equity compensation plans not approved by securityholders	799,500	N/A	N/A
Total	11,530,010	N/A	853,366

Interest of Management and Insiders in Material Transactions

None of the Directors, executive officers or other informed persons of the Company, nor any proposed nominee for election as a Directors of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company or any of its subsidiaries, except as disclosed herein.

Re-appointment of Auditors

Staley Okada & Partners, Chartered Accountants will be nominated at the Company’s annual general meeting for re-election as the Company’s auditors for the ensuing year.  Remuneration of Staley Okada & Partners is to be determined by the Company’s Board of Directors.

Management Contracts

No management functions of the reporting issuer or any subsidiary of the reporting issuer are to any substantial degree performed by a person other than the directors or executive officers of the Company.

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

Mandate of the Board of Directors

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

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

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Bernard Barlin, Alexander Walcott and Lindsay Bottomer who are financially literate in accordance with National Securities Legislation.

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

Additional information regarding the audit committee may be found in Item 16A.

Compensation Committee

The Compensation Committee is comprised of Harry Barr, Bernard Barlin and Lindsay Bottomer.  Mr. Barr is a “related” Director and Mr. Barlin and Mr. Bottomer are “unrelated” directors.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually.  Currently, the members are Harry Barr, Bernard Barlin and Lindsay Bottomer.

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

D.

Employees

During the fiscal year ended April 30, 2005, the Company had no employees and 10 consultants.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.A above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	# of Common shares held at July 11, 2005	# of Options	Date of Grant	Exercise Price	Expiry Date
Harry Barr(1) 293020 BC Ltd. Canadian Gravity Recovery Inc	1,348,581(1)	160,000 53,000 270,000 39,000 125,000 340,000	Sept 10/03 Feb 29/00 May 3/00 Dec 15/00 Dec 31/02 Nov 5/04	$0.76 $0.83 $0.60 $0.60 $0.60 $0.60/$0.70	Sept 10/08 Feb 29/10(3) May 3/10(3) Dec 15/05 Dec 31/07 Nov 5/09
Lindsay Bottomer	10,000	20,000 15,000 10,000 25,000 50,000	Sept 10/03 Dec 15/00 Dec 21/01 Dec 31/02 Nov 5/04	$0.76 $0.60 $0.60 $0.60 $0.60/$0.70	Sept 10/08 Dec 15/05 Dec 21/06 Dec 31/07 Nov 5/09
Bernard Barlin	Nil	20,000 15,000 10,000 10,000 25,000 30,000	Sept 10/03 May 3/00 Dec 15/05 Dec 21/01 Dec 31/02 Nov 5/04	$0.76 $0.60 $0.60 $0.60 $0.60 $0.60/$0.70	Sept 10/08 May 3/10(3) Dec 15/05 Dec 21/06 Dec 31/07 Nov 5/09
Taryn Downing	7,324	40,000 51,000 30,000 25,000 50,000 119,000	Sept 10/03 Feb 29/00 Dec 15/00 Dec 21/01 Dec 31/02 Nov 5/04	$0.76 $0.83 $0.60 $0.60 $0.60 $0.60/$0.70	Sept 10/08 Feb 29/10(3) Dec 15/05 Dec 21/06 Dec 31/07 Nov 5/09
Gordon Steblin	Nil	40,000 36,000 25,000 50,000 118,000	Sept 10/03 Feb 29/00 Dec 21/01 Dec 31/02 Nov 5/04	$0.76 $0.83 $0.60 $0.60 $0.60/$0.70	Sept 10/08 Feb 29/10(3) Dec 21/06 Dec 31/07 Nov 5/09
Peter Dasler Bay Geological Inc.(2)	204,444	15,000 70,000 100,000	Sept 10/03 Dec 31/02 Nov 5/04	$0.76 $0.60 $0.60/$0.70	Sept 10/08 Dec 31/07 Nov 5/09
Alexander Walcott	Nil	50,000	Nov 5/04	$0.60/$0.70	Nov 5/09
John Londry	Nil	20,000 40,000 75,000	Sept 10/03 Feb 10/04 Nov 5/04	$0.76 $1.00 $0.60/$0.70	Sept 10/08 Feb 10/07 Nov 5/09

Peter Jensen	Nil	Nil	N/A	N/A	N/A

(1)

Of the 1,348,581 shares owned by Harry Barr, 192,100 are owned by Canadian Gravity Recovery Inc., a wholly-owned Company of Mr. Barr, 874,334 are owned by 293020 BC Ltd., a wholly-owned Company of Mr. Barr, and 282,147 are owned by Harry Barr.

(2)

Bay Geological Inc. is a wholly-owned company of Mr. Peter Dasler.

(3)

These options outstanding are subject to shareholder approval at the Company’s annual general meeting scheduled to be held August 24, 2005

Existing Incentive and Stock Compensation Plans

The Company has two existing incentive and stock compensation plans which have previously been approved by the shareholders.  These two plans, which are detailed below, will be maintained separate and apart from the 2005 Stock Option and Incentive Plan (“2005 SOI Plan”) being placed before shareholders for approval at the Meeting.

Stock Option Plan Amended August 23, 2004

The Company’s existing stock option plan, as amended August 23, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2004 Plan shall not exceed 6,324,200 shares.

		Percentage of Issued and Outstanding Shares as of July 11, 2005
Shares issued upon exercise of incentive stock options	617,334	1.8%
Shares reserved for issuance pursuant to unexercised incentive stock options	4,853,500	14.1%
Unallocated shares available for future grants of incentive stock options	853,366	2.5%
TOTAL	6,324,200	18.4%

The 2004 Plan was adopted to advance the interests of the Company and its shareholders by affording key personnel, upon whose judgment, initiative and effects the Company rely for the successful conduct of the Company’s business, an opportunity for investment in the Company and the incentive advantages inherent in the share ownership in the Company.  The 2004 Plan authorizes the Board to grant options to key personnel selected by the Board, upon considering criteria such as employment position or other relationship with the Company, duties and responsibilities, ability, productivity, length of service or association, morale, interest in the Company, recommendations by supervisors and other matters.

The 2004 Plan is administered by the Board in accordance with the terms of the 2004 Plan.  Pursuant to the 2004 Plan, the Board may grant options to key personnel upon such terms and conditions as the Board may determine in accordance with the terms of the 2004 Plan.  The Board will determine the option price (which must comply with TSX policies) and the term of the options, which may be up to 10 years in length.  Vesting provisions may be included at the discretion of the Board.  The total number of options granted to insiders may not exceed 10% of the issued and outstanding shares of the Company in any 12 month period and no insider may be granted options exceeding 5% of the issued and outstanding shares of the Company in any 12 month period.  Pursuant to the 2004 Plan, the maximum number of shares reserved for any one individual may not exceed 5% of the issued and outstanding share capital of the Company at the date of grant.  If an optionee’s relationship with the Company is terminated for cause, then such person’s options will terminate on the same day that the relationship ceases.  If an optionee’s relationship with the Company is terminated for any reason other than cause or death, then such person’s options will terminate on the same day that the relationship ceases unless the Board specifically allows an additional 30 day exercise period.  Upon death of an optionee, such optionee’s options may be exercised by the estate of the optionee for one year from the date of death or such longer period as the Board may determine at the time of grant of the options.

The 2004 Plan may be amended by the Board as it may deem proper and in the best interests of the Company, subject to prior approval of the TSX, provided that no such amendment shall impair any option previously granted under the 2004 Plan.

The Company intends to continue with the 2004 Plan until all allowable options have been granted.  Thereafter, the Company shall grant options pursuant to the 2005 SOI Plan, assuming the Company receives shareholder approval of the 2005 SOI Plan.

Performance Shares and Escrowed Shares

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,697,990 nominal value performance shares (1,116,940 in 2003; 1,581,050 in 2004).  To date 300,000 of those performance shares have been issued and allotted.  At the time of shareholder approval in 2003, the 1,116,940 shares represented 4.8% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,581,050 shares represented 5% of the Company’s then issued and outstanding shares.  As at July 11, 2005 the 2,697,990 performance shares represent 7.8% of the Company’s issued and outstanding shares.

These performance shares shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board. Vesting provisions may be imposed at the discretion of the Board at the date of issuance.  The value of the performance shares shall be determined by the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance. As at July 11, 2005 300,000 performance shares have been allotted but not issued, which shares shall vest as to every six months the following may be issued; 25,000 shares; 25,000 shares; 50,000 shares; 50,000 shares; 75,000 shares; and 75,000 shares.  These 300,000 performance shares represent 0.9% of the Company’s issued and outstanding shares as at July 11, 2005.

The above 2,697,990 performance shares are separate from any performance shares that may be issued under the 2005 Stock Option and Incentive Plan.

2005 Stock Option and Incentive Plan (“2005 SOI Plan”)

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the Company’s new 2005 SOI Plan.  Insiders beneficially own 1,570,349 common shares of the Company which will be excluded for the purposes of the disinterested shareholder approval.  Concurrent with seeking shareholder approval, the Company is also seeking approval of the 2005 SOI Plan from the TSX.  Both shareholder approval and TSX approval are required before the 2005 SOI Plan may be implemented.

2005 SOI Plan - General

The purpose of the 2005 SOI Plan is to attract and retain the best available personnel for positions with the Company, to provide incentives and awards to eligible persons under the plan, and to promote the success of the Company’s business.  Incentive benefits that may be granted under the 2005 SOI Plan include:  stock options (tax qualified and non-tax qualified); stock awards, restricted stock, stock appreciation rights, performance shares/units; grant or sale of compensation related restricted shares or deferred shares, cash awards or other incentives that may be determined by the Board in future.

The 2005 SOI Plan will be administered by the Board in accordance with the terms of the 2005 SOI Plan.

The 2005 SOI Plan provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 SOI Plan will be 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  The 2005 SOI Plan will take effect August 24, 2005 and terminate on August 24, 2015 (subject to shareholder and TSX approvals).

Incentives under the 2005 SOI Plan may be granted only to such directors, officers, employees, consultants, advisors or other eligible participants as determined by the Board (collectively, the “Participants”).  No individual may receive incentive grants exceeding 5% of issued and outstanding capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

The 2005 SOI Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or exchange policies:  an increase in the fixed percentage of shares subject to the 2005 SOI Plan and any change in the definition of Participant (i.e., persons that may receive options or awards under the 2005 SOI Plan).

The Board may make amendments such as repricing and extending non-insider options.

If required by TSX policy to which the Company is subject, repricing or extension of Incentive agreements to insiders shall require shareholder approval.

Stock Options

The Board may grant options to Participants to purchase common shares of the Company upon such terms and conditions as the Board may determine.  The option price will be at fair market value, as determined by the Board in accordance with applicable laws and exchange policies.  Unless otherwise specified, the term of each option will be five years from the date of grant with any vesting provisions being set at the discretion of the Board.  In most circumstances, an option will be exercisable for a period of three months after an employee ceases to be an employee, where such termination of employment is voluntary, (only with respect to options that are vested on such date of termination of employment).  The options will terminate on the date an employee’s employment by the Company is terminated, if such termination is for cause.  Where employment has been terminated due to disability or death, the options will be exercisable for six months from the date of termination of employment or death with respect only to options that are vested on the date of termination of employment or death, as the case may be.

Any grant of option may provide for payment to the optionee of dividend equivalents or accretions thereon in cash or shares on a current, deferred or contingent basis or the Board may provide that any dividend equivalent may be credited against the option price.  Any grant of an option may provide that payment of the option price may be made in the form of restricted shares or other shares that are not subject to risk of forfeiture or restrictions on transfer in the manner determined by the Board.  Any grant may allow for deferred payment of the option price through a sale and remittance procedure whereby the

Participant will sell the common shares through a Company-designated brokerage firm, which firm then will forward directly to the Company from the proceeds of sale of the shares, the aggregate option price payable for the purchased shares.

Subject to applicable laws and exchange policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the 2005 SOI Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award.  Any such loans may be forgiven by the Company at the discretion of the Board.

Restricted Shares

Restricted shares will be sold or transferred by the Company to a Participant at a price which may be below fair market value or for no payment at all, but are subject to restriction on their sale or other transfer by the Participant and such shares will be escrowed until such time as the restrictions are removed.  The number of restricted shares that may be transferred or sold by the Company, the sale price, and the restrictions set on such shares will all be determined by the Board at the time of grant.

Deferred Shares

Deferred shares are an award of the right to receive shares at the end of a specified deferral period, upon fulfillment during the deferral period of pre-set performance conditions, all of which terms and conditions will be determined by the Board at the time of grant or sale of the deferral shares.

Performance Shares

Performance shares or units may be issued to a Participant upon the achievement of specified objectives set by the Board upon terms and conditions set by the Board.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at April 30, 2005.

Number outstanding April 30/04	Granted	Exercised	Expired / Cancelled	Number outstanding April 30/05	Exercise Price	Expiry Date
-	-	-	-	-	$0.60	Apr 20/04
13,000	-	(13,000)	-	-	$0.44	Oct 20/04
456,500	-	-	(37,000)	419,500	$0.83	Feb 28/05
400,000	-	-	(20,000)	380,000	$0.60	May 3/05
-	-	-	-	-	$2.10	May 3/05
249,000	-	-	(35,000)	214,000	$0.60	Dec 15/05
320,000	-	-	(120,000)	200,000	$0.60	Dec 21/06
900,000	-	(5,000)	(100,000)	795,000	$0.60	Dec 31/07
100,000	-	-	(100,000)	-	$0.46	Jul 1/04
75,000	-	-	(75,000)	-	$0.76	Sept 1/04
655,000	-	-	(70,000)	585,000	$0.76	Sept 10/08
110,000	-	-	(20,000)	90,000	$1.00	Feb 10/07
80,000	-	-	(40,000)	40,000	$0.80	Mar 18/06
	150,000	-	-	150,000	$0.60	Jul 1/07
	2,000,000	-	(20,000)	1,980,000	$0.60	Nov 5/09
3,358,500	2,150,000	(18,000)	(637,000)	4,853,500

Stock Options

During the year ended April 30, 2005, there were 2,150,000 options granted and 637,000 cancelled or expired to directors, officers, consultants, and employees pursuant to the Company’s 2004 Plan.  As of April 30, 2005 there were 4,853,500 outstanding options issued under the Company’s 2004 Plan.

The following table sets out the options granted to directors, executive officers and others during the Company’s most recently completed financial year.

(i)

Options Granted During the Fiscal Year Ended April 30, 2005

Optionees	Number of Shares Subject to Option	Date of Grant	Exercise Price ($/Security)	Expiration Date
Employees/Consultants	150,000	July 1/04	$0.25	July 1/07
Directors/Officers	807,000	Nov 5/04	$0.40/$0.50	Nov 5/09
Employees/Consultants	1,193,000	Nov 5/04	$0.40/$0.50	Nov 5/09
TOTAL

The following table sets out the financial value of options exercised during the Company’s most recently completed financial year by directors, executive officers and others.

(ii)

Options Exercised During the Fiscal Year Ended April 30, 2005

Optionees	Number of Shares Exercised	Date of Grant	Exercise Price ($/Security)	Expiration Date

Employees/Consultants	13,000	Oct 20/99	$0.44	Oct 20/04
Employees/Consultants	5,000	Dec 31/02	$0.60	Dec 31/07
TOTAL

The following table sets out the options cancelled or expired during the Company’s most recently completed financial year by directors, executive officers and others.

(iii)

Options/SARs cancelled or expired by directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number of Shares Cancelled	Date of Grant	Exercise Price ($/Security)	Expiration Date

Employees/Consultants	37,000	Feb 29/00	$0.60	Feb 29/05
Employees/Consultants	40,000	Mar 18/04	$1.00	Mar 18/06
Employees/Consultants	20,000	May 3/00	$0.60	May 3/05
Employees/Consultants	35,000	Dec 15/00	$0.60	Dec 15/05
Employees/Consultants	160,000	Dec 21/01	$0.60	Dec 21/06
Employees/Consultants	60,000	Dec 31/02	$0.60	Dec 31/07
Employees/Consultants	75,000	Sept 1/03	$0.76	Sept 1/04
Employees/Consultants	100,000	July 1/03	$0.46	July 1/04
Employees/Consultants	70,000	Sept 10/03	$0.76	Sept 10/08
Employees/Consultants	20,000	Feb 10/04	$1.00	Feb 10/07
Employees/Consultants	20,000	Nov 5/04	$0.60/0.70	Nov 5/09
TOTAL

The following table sets out the options amended during the Company’s most recently completed financial year by directors, executive officers and others.  These options are subject to shareholder approval and are not considered to be amended until disinterested shareholder approval has been obtained at the Company’s annual general meeting scheduled to be held August 24, 2005.

(iv)

Options/SARs amendments by directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number of Shares	Date of Grant	Exercise Price	Date of Expiry	Date of Amended Expiry

Directors/Officers	140,000	Feb 29/00	$0.83	Feb 29/05	Feb 29/10
Consultants	279,500	Feb 29/00	$0.83	Feb 29/05	Feb 29/10
Directors/Officers	285,000	May 3/00	$0.60	May 3/05	May 3/10
Consultants	95,000	May 3/00	$0.60	May 3/05	May 3/10
Total	799,500

Subsequent to year-end there were no stock options granted, cancelled or expired to non-executives.  As of July 11, 2005 4,853,500 stock options were outstanding.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s shares held by such persons as at July 11, 2005:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company 25 Esplanade Box 1038, Station A Toronto, ON M5E 1W5	26,446,891	76.9%

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2005, or proposed material transactions between the Company or any of its subsidiaries, as previously disclosed and:

(a)      enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)      associates;

(c)      individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members or any such individual’s family;

(b)      key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families;

(c)      enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors of major shareholders of the Company and enterprises that have a member of key management in common with the Company.

Office Lease

The Company entered into an office space lease agreement with a private company controlled by an officer and Director being Harry Barr.  The lease is for a period of five years commencing July 1, 2000, with an annual basic rent of $32,760.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual report contains the consolidated financial statements for the Company for the fiscal year ended April 30, 2005 which contain an Audit Report dated June 14, 2005.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the shares of the Company on the Toronto Stock Exchange for each of the last five full financial years are as follows:

The annual high and low market prices for the five (5) most recent full financial years:

Year Ended	High	Low

May 2004 – April 2005	0.71	0.33
May 2003 – April 2004	1.40	0.40
May 2002 – April 2003	0.75	0.40
May 2001 – April 2002	1.14	0.40
May 2000 – April 2001	2.70	0.49

The high and low market prices for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low

First Quarter July 2004	0.71	0.48
Second Quarter October 2004	0.53	0.40
Third Quarter January 2005	0.49	0.39
Fourth Quarter April 2005	0.54	0.33

First Quarter July 2003	0.58	0.40
Second Quarter October 2003	1.35	0.42
Third Quarter January 2004	1.40	0.88
Fourth Quarter April 2004	1.05	0.58

The high and low market prices for the most recent six months:

Month Ended	High	Low

June 2005	0.40	0.29
May 2005	0.35	0.28
April 2005	0.46	0.33
Mar 2005	0.53	0.42
February 2005	0.54	0.39
January 2005	0.49	0.39

The high and low market prices for the first trading day in the most recent six months:

Month Ended	High	Low

June 2005	0.33	0.33
May 2005	0.33	0.32
April 2005	0.45	0.45
Mar 2005	0.50	0.48
February 2005	0.43	0.40
January 2005	0.46	0.43

Since October 31, 2001, the common shares of the Company have been listed on the OTC Bulletin Board.

The annual high and low market prices on the OTC Bulletin Board for the five (5) most recent full financial years:

Year Ended	High	Low

May 2004 – April 2005	0.52	0.26
May 2003 – April 2004	1.025	0.70
May 2002 – April 2003	0.55	0.21

The high and low market prices on the OTC Bulletin Board for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low

First Quarter July 2004	0.52	0.36
Second Quarter October 2004	0.44	0.315
Third Quarter January 2005	0.45	0.315
Fourth Quarter April 2005	0.45	0.26

First Quarter July 2003	0.44	0.27
Second Quarter October 2003	1.025	0.3087
Third Quarter January 2004	1.12	0.67
Fourth Quarter April 2004	0.89	0.38

The high and low market prices on the OTC Bulletin Board for the most recent six months:

Month Ended	High	Low

June 2005	0.315	0.24
May 2005	0.305	0.236
April 2005	0.37	0.26
Mar 2005	0.45	0.29
February 2005	0.445	0.296
January 2005	0.45	0.315

The high and low market prices on the OTC Bulletin Board for the first trading day in the most recent six months:

Month Ended	High	Low

June 2005	0.281	0.281
May 2005	0.26	0.26
April 2005	0.367	0.367
Mar 2005	0.445	0.392
February 2005	0.33	0.33
January 2005	0.45	0.45

On April 30, 2005 the closing sale price of the common shares on the OTCBB was $0.26 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration.

The following table indicates the approximate number of record holders of common shares at July 11, 2005, the number of record holders of common shares with United States addresses and the portion and percentage of common shares so held in the United States.  On July 11, 2005, 34,387,404 common shares were outstanding.

Total Number of Registered Holders	Number of Registered U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares As at July 11, 2005
64	11	1,857,266	5.4%

A substantial number of shares are held by depositaries, brokerage firms and financial institutions in "street names".

The computation of the number and percentage of shares held in the United States is based upon the number of shares held by record holders with United States addresses.  United States residents may beneficially own shares held of record by non-United States residents.

B.

Plan of Distribution

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s common shares have traded on the TSX (and it’s predecessors, the Canadian Venture Exchange and the Vancouver Stock Exchange) since December 19, 1997 under the trade symbol “PFN” and the OTCBB from August 30, 2001 under the trade symbol “PAWEF”.

D.

Selling Shareholders

This Form 20F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this section.

G.

Performance Graph

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment – April 30, 2000 to April 30, 2005.

Price	30-Apr-2000	30-Apr-2001	30-Apr-2002	30-Apr-2003	30-Apr-2004	30-Apr-2005
PFN	100.00	37.15	28.06	16.60	23.72	13.24
TSX Composite Index	100.00	85.01	81.98	70.46	88.19	100.23

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of July 11, 2005, the Company has 34,387,404 common shares without par value issued and outstanding which are fully paid.

B.

Memorandum and Articles of Association

The Company’s Articles and Memorandum are filed with the British Columbia Registrar of Companies under certificate of Incorporation number C0699625.  A copy of the Articles was filed with the Company’s initial registration on Form 20F filed in 1998.

The Company was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 29, 1996.  The Company amended its articles by certificate of amendment dated October 22, 1997 to remove the private company restrictions.  On July 13, 2004 the Company continued out of the Province of Alberta into the Province of British Columbia.

C.

Material Contracts

Except for contracts entered into during the ordinary course of business, the have been no material contracts entered into by the Company in the two fiscal years immediately preceding this annual report.

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

Information Reporting and Backup Withholding

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 30% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains.

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

Passive Foreign Investment Company

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal  year ended April 30,1997 and the fiscal years ended from April 30,1998 through April 30,2002 and April 30, 2005. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

H.

Documents on Display

Any documents referred to in this annual report may be inspected at the head office of the Company, 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3, during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2005, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of April 30, 2005, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Harry Barr and the Company’s Chief Financial Officer, Gordon Steblin.  Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company’s period SEC filings.  There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’ s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company’s most recently completed financial year ended April 30, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over finanacial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(b)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(c)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the registrant’s assets that could have a material leffect on the financial statements.

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

f)

The Committee shall meet, at the discretion of the Chairperson or a majority of its member, as circumstances dictate or as may be required by applicable legal or listing requirement, and a majority of the members of the Committee shall constitute a quorum.

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

The Committee shall review the performance of the Auditors.

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

“Harry Barr”

Harry Barr

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

July 26, 2005

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm for various services.

Services	Year ended April 30, 2005	Year ended April 30, 2004

Audit Services	$26,958.00	$22,500
Audit – and review – related services	$-	$-
Tax services	$4,203.75	$3,200
All other services	$-	$-
	$31,161.75	$25,700

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors.  The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amount for each itemized service.  During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

Description of Document

Cover Sheet

Management’s Responsibility for Financial Reporting

Auditor’s Report dated June 14, 2005.

Consolidated Balance Sheet as at April 30, 2005 and 2004

Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended

April 30, 2005, 2004 and 2003

Consolidated Statement of Loss for the Fiscal Years Ended

April 30, 2005, 2004 and 2003, and cumulative amounts since inception to April 30, 2005

Consolidated Statement of Cash Flows for the Fiscal Years Ended

April 30, 2005, 2004 and 2003, and cumulative amounts since inception to April 30, 2005

Consolidated Schedule of Mineral Property Costs for the Fiscal Years Ended

April 30, 2005 and 2004

Notes to Consolidated Financial Statements

(b)

Exhibits

The following exhibits are filed as part of this Form 20F Annual Report.

1.

Certifications Of Chief Executive Officer and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act Of 2002;

2.

Certifications Pursuant To 18 U.S.C. Section 1350, Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002;

3.

Financial Statements for the fiscal year ended April 30, 2005;

4.

Management Discussion and Analysis for the fiscal year ended April 30, 2005;

5.

Certification of the Chief Financial Officer of Annual Filings during Transition Period;

6.

Certification of the Chief Executive Officer of Annual Filings during Transition Period;

7.

Annual Report for the fiscal year ended April 30, 2005.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated July 26, 2005

PACIFIC NORTH WEST CAPITAL CORP.

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of Pacific North West Capital Corp. for the year ending April 30, 2005, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures for the company (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

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

c)

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

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

July 26, 2005

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr

Chief Executive Officer

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O AND C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 20F of Pacific North West Capital Corp. for the year ending April 30, 2005, as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity and date indicated below, hereby certifies that:

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and have:

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

c)

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

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

July 26, 2005

PACIFIC NORTH WEST CAPITAL CORP.

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific North West Capital Corp. (the “Company”) on Form 20F for the period ended April 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry Barr, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr

Chief Executive Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific North West Capital Corp. (the “Company”) on Form 20F for the period ended April 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gordon Steblin, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

PACIFIC NORTH WEST CAPITAL CORP.

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer

95