Form 20-F
period 2006-04-30
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2006-08-01
CIK 1073238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

JULY 24, 2006

Registration Statement Pursuant to Section 12(b) Or (g) of the Securities Exchange Act of 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	APRIL 30, 2006
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT

FOR THE TRANSITION PERIOD FROM ______________ TO _________________
COMMISSION FILE NUMBER:	0-29928

Pacific North West Capital Corp.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
Not Applicable
(TRANSLATION OF REGISTRANT’S NAME INTO ENGLISH)
British Columbia, Canada
(JURISDICTION OF INCORPORATION OR ORGANIZATION)
2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT.
TITLE OF EACH CLASS	NAME ON EACH EXCHANGE ON WHICH REGISTERED
None	Not Applicable

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.
Common Shares Without Par Value
(TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT.
None
(TITLE OF CLASS)
INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER’S CLASSES OF CAPITAL OR COMMON SHARES AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.
35,112,452 Shares
Indicate by check mark whether the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES		NO	X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES		NO	X

Note – Checking the box above will not relieve any registrant required to filed reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES	X	NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchanage Act (Check one):

Large accelerated filer		Accelerated filer	Non-accelerated filer	X

Indicate by check mark which financial statement item the registrant has elected to follow.

X	Item 17		Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of this Exchange Act).

YES		NO	X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES	X	NO

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	50
A. Directors and Senior Management	50
B. Compensation	53
C. Board Practices	57
D. Employees	60
E. Share Ownership	60
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	65
A. Major Shareholders	65
B. Related Party Transactions	65
C. Interests of Experts and Counsel	65
ITEM 8. FINANCIAL INFORMATION	65
A. Consolidated Statements and Other Financial Information	65
B. Significant Changes	66
ITEM 9. THE OFFER AND LISTING	66
A. Offer and Listing Details	66
B. Plan of Distribution	68
C. Markets	68
D. Selling Shareholders	68
E. Dilution	68
F. Expense of the Issue	68
G. Performance Graph	68
ITEM 10. ADDITIONAL INFORMATION	69
A. Share Capital	69
B. Memorandum and Articles of Association	69
C. Material Contracts	69
D. Exchange Controls	69
E. Taxation	70
F. Dividends and Paying Agents	76
G. Statements by Experts	76
H. Documents on Display	77
I. Subsidiary Information	77
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	77

PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	77
ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	77
ITEM 14. MATERIAL MODIFICIATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	77
ITEM 15. CONTROLS AND PROCEDURES	77
ITEM 16. (RESERVED)	78
ITEM 16A. AUDIT COMMITTEE FINANCIAL REPORT	78
ITEM 16B. CODE OF ETHICS	81
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	81
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	82
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	82
PART III

ITEM 17. FINANCIAL STATEMENTS	82
ITEM 18. FINANCIAL STATEMENTS	82
ITEM 19. EXHIBITS	82
EXHIBIT 1. Financial Statements
EXHIBIT 2. Management Discussion and Analysis
EXHIBIT 3. CEO Certification of Annual Filings During Transition Period

EXHIBIT 4. CFO Certification of Annual Filings During Transition Period
EXHIBIT 5. Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EXHIBIT 6. CEO Certification pursuant to 18 USC Section 1350, adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
EXHIBIT 7. CFO Certification pursuant to 18 USC Section 1350, adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
EXHIBIT 8. Pacific North West Capital Corp. Code of Business Conduct and Ethics
EXHIBIT 9. Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer
SIGNATURES	83

GLOSSARY

The following are definitions of mining terms and certain other terms used in this Statement.

Anglo Platinum	Anglo American Platinum Corporation Limited
Au	The chemical symbol for gold.
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 5-10 cm wide and 2 cm deep.
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Diabase	A common basic igneous rock usually occurring in dykes or sills.
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore
Falconbridge	Falconbridge Limited
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
gpt or g/t	Grams per tonne.
Induced Polarization	A geophysical survey method which measures the properties of rocks.
g/t Au	Grams per tonne gold.
Km	A measure of distance known as a kilometre.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Ni	The chemical symbol for nickel
Nickel	A hard white silver metallic chemical element
NSR	Net Smelter Returns.
opt	Ounce per tonne

Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated.
Oz	A measure of weight known as an ounce.
Pd	The chemical symbol for Palladium.
PGM	Platinum Group Metals.
PGE	Platinum Group Elements.
ppm	Parts per million.
Pt	The chemical symbol for Platinum.
RVI	River Valley Intrusion
SIC	Sudbury Igneous Complex
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Strike	The coarse or bearing of a bed or layer of rock
Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

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

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the United States Generally Accepted Accounting Principles ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 13 to the April 30, 2006 Audited Financial Statements.

Selected Financial Data

Canadian GAAP

(In Canadian Dollars)

	April 2006	April 2005	April 2004	April 2003	April 2002

Cash	3,091,847	4,473,027	5,523,315	1,173,605	3,026,952
Restricted Cash	140,359	-	903,800	-	115,102
Total Assets	5,681,742	6,070,616	7,202,319	1,785,530	3,614,678
Current Liability	64,895	136,008	126,863	298,044	1,432,000
Total Administration Expenses	1,413,531	1,893,818	1,473,225	1,364,612	1,177,225
Mineral Costs Written Off	416,766	270,083	123,707	327,471	528,190
Investments Written Down	-	66,332	60,028	16,500	55,500
Interest Income	115,571	112,423	73,513	47,597	93,046
Project Management Fees	140,474	317,329	280,354	237,207	245,734
Future Income Tax Recovery	387,649	-	-	-	-
Net Loss	1,732,471	1,894,297	1,276,008	1,323,658	1,422,135
Deficit	9,766,960	8,422,138	6,527,841	5,251,833	3,928,175

Weighted Avg # Shares	34,553,930	31,733,575	25,151,992	20,811,158	19,806,417
Loss per Share	(0.04)	(0.06)	(0.05)	(0.06)	(0.07)

Selected Financial Data

US GAAP

(In Canadian Dollars)

	April 2006	April 2005	April 2004	April 2003	April 2002
Restricted funds – flow through shares	140,359	-	903,800	-	115,012
Cash	3,091,847	4,473,027	5,523,315	1,173,605	3,026,952
Total Assets	3,609,359	4,734,268	6,667,790	1,455,358	3,327,862
Current Liability	64,895	136,008	126,863	298,044	1,432,000
Total Administration Expenses	1,830,297	2,230,233	1,656,960	1,708,983	1,760,915
Exploration Properties	736,035	801,819	204,357	43,356	(176,757)
Project Management Fees	140,474	317,329	280,354	237,207	245,734
Interest Income	115,571	112,423	73,513	47,597	93,046
Net Loss	2,080,857	2,696,116	1,480,365	1,367,014	1,245,378
Deficit	11,809,453	9,728,596	7,032,480	5,552,115	4,185,101

Weighted Avg # Shares	34,553,930	31,733,575	25,151,992	20,811,158	19,806,417
Basic Earnings (loss) per share	(0.06)	(0.08)	(0.05)	(0.07)	(0.06)

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

(ii)

Lack of Cash Flow and Non Availability of Additional Funds

The Company's properties are currently being explored or assessed for exploration and as a result, the Company has no source of operating cash flow.  The Company has limited financial resources and there is no assurance that if additional funding were needed, that it would be available to the Company on terms and conditions acceptable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in current properties.  The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.  The Company’s joint venture partner Kaymin Resources Limited (Kaymin), a fully owned subsidiary of Anglo American Platinum Corporation Limited (Anglo Platinum), is currently funding the exploration program on the River Valley property.   The Company is also currently exploring the West Timmins Nickel Project in conjunction with joint venture partner Falconbridge Limited (Falconbridge).

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

(x)

Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2006, the Company had reserved, 7,793,645 common shares for issuance upon the exercise of warrants, incentive stock options and performance shares.  Such common shares represent a potential equity dilution of approximately 22% based upon the number of outstanding common shares at April 30, 2006, of 35,112,452.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  As at April 30, 2006, the Company had unlimited authorized but unissued and unreserved number of common shares.  Issuance of additional shares would be subject to stock exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, property exploration and general working capital requirements which issuances would be subject to regulatory approval.

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

Work on the Good News Bay property is carried out in accordance with the necessary permits and under agreements with local land and native corporations.

(xiii)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Company is a Canadian corporation and is governed in its conduct by the Laws of Canada.  Three of its directors are residents of Canada and one director is a resident of the United Kingdom and all its assets are located in Canada, United States and New Zealand.

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

(xv)

South African Reserve Bank

The export by Kaymin of the funds required to participate in the Farm-In agreement on the River Valley Properties may, pursuant to the South African Exchange Control Regulations, require the approval of the Exchange Control Department of the South African Reserve Bank.

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

The Company's registered and executive office is located at 2303 West 41st Avenue, Vancouver, British Columbia Canada V6M 2A3, telephone number (604) 685-1870.  The Company is a reporting issuer in the Province of Alberta, British Columbia and Ontario, Canada.  The Company’s common shares have traded on the Toronto Venture Exchange since December 19, 1997 under the trading symbol “PFN” and on the Toronto Stock Exchange from June 8, 2001 under the trading symbol “PFN” and on the OTCBB from August 30, 2001 under the trading symbol “PAWEF” and on the Frankfurt Stock Exchange, Open Market under the trading symbol P7J.

B.

Business Overview

PFN primarily explores for platinum group metals (PGM) and Nickel in North America.

The Company’s primary business is exploration as such there is no assurance that a commercially viable deposit exists on any of the Company’s projects. Further exploration is necessary in order to determine if such a deposit may exist. In the event that a viable economic deposit is delineated considerable addition funds, drilling and engineering studies will need to be completed in order to determine the project’s economic viability.

The Company’s main material property is the River Valley PGM property on which it is currently in a joint venture with Anglo Platinum. Anglo Platinum is currently funding a $1.1 million exploration program on the property. An updated Mineral Resource Estimate was recently completed on the property.  Exploration on the property is generally not affected by seasonal change, with drill programs being carried out year round and surface bedrock exploration limited only by snow cover and spring thaw conditions. Exploration activities are dependent upon the availability of subcontractors, in particular drilling activities. These sub-contractors are generally available, however, may vary in price depending upon availability. The material effects of government regulations on the Company’s business are disclosed in Item 3 – Risk Factors.

C.

Organizational Structure

PFN New Zealand Limited is a wholly-owned New Zealand subsidiary.

D.

Property, Plants, and Equipment

ONTARIO, CANADA

(I)

River Valley Farm-In and Joint Venture Project

Property Description and Location

Ownership

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly owned subsidiary of Anglo American Platinum Corporation Ltd., an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property (Notes 4b(i) - 4b(vi) respectively), in the Sudbury Region of Ontario.  During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest. As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these consolidated financial statements.  As at 30 April 2006, $104,734 (2005 - $26,060) is receivable from the joint venture for an unsecured advance ($100,000) payable on demand and management fees ($4,734).

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

a)

River Valley Property.  By an agreement dated January 15, 1999 and amended March 11, 1999, the Company has acquired a 100% interest in the Luhta Bailey-Orchard property for the following consideration:  600,000 shares over four years (issued) and cash payments of $265,000 (paid). These claims are subject to a total 3% net smelter royalty (NSR) to the three vendors; 2% of the NSR can be purchased outright by PFN for $2 million cash.  Under the joint venture with Kaymin, both PFN and Kaymin hold a 50% interest in these claims.

In addition to the main Luhta, Bailey, Orchard agreement the Company holds various other properties which together comprise the River Valley joint venture property as follows:

b)

Goldwright Property.  By agreement dated June 30, 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by May 31, 2001.  Certain of the above claims are subject to a 2% NSR.

c)

Frontier Property.  The Company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.  The property is subject to a 2% NSR.

d)

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

e)

Razor Property.  The Company acquired a 100% interest in certain mineral claims located in the McWilliams Township, Sudbury Mining District for a consideration of $30,000. The property is subject to a 2% NSR.

f)

Western Front Property.  By agreement dated November 16, 2001, the Company has acquired a 70% interest in certain mineral claims from a company (the Optionor) with certain directors in common. As consideration the Company, paid $55,000 and issued 20,000 common shares to the Optionors. In addition an exploration expenditure of $50,000 was completed. The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the Optionor. The property is subject to a 3% NSR the first 1% of which the Company can purchase for $1,000,000 the second 1% can be purchased for $2,000,000. The Company and the Optionor will share the NSR buyout privileges in proportion to their respective interest.

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

The River Valley property claim group consists of 333 unpatented mining claim units that cover 5688 hectares (56.8 km2).  The majority of the claims are located in Dana Township with 4 of the 30 blocks located immediately to the north in Pardo Township.  The claim group is contiguous, with the exception of claim S-1229380, located south of the main group in Dana Township.  Both Dana and Pardo Townships are in the Sudbury Mining District. The townships are unsurveyed.

The property is road accessible.

The claims have not been fully legally surveyed; however, a survey is now in its final stages.

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

Expiration Date of Claims

Township/Area	Claim Number	Claim Due Date	# of Units

DANA	1227988	2011-Oct-13	8	LBO
DANA	1227989	2011-Oct-19	8	LBO
DANA	1227990	2011-Oct-19	12	LBO
DANA	1227991	2011-Oct-19	10	LBO
DANA	1229216	2011-Oct-19	6	LBO
DANA	1229217	2011-Oct-19	16	LBO
DANA	1229218	2011-Oct-19	16	LBO
DANA	1229219	2011-Oct-19	12	LBO
DANA	1229220	2011-Oct-19	16	LBO
DANA	1229221	2011-Oct-19	16	LBO
DANA	1229222	2011-Oct-19	16	LBO
DANA	1229223	2011-Oct-19	12	LBO
DANA	1229224	2011-Oct-19	10	LBO
DANA	1229230	2011-Sep-21	16	LBO
DANA	1229231	2011-Sep-21	16	LBO
DANA	1229232	2011-Sep-21	14	LBO
PARDO	1229233	2011-Sep-21	16	LBO
PARDO	1229234	2011-Sep-21	16	LBO
DANA	1229380	2006-Jul-26	3	PFN
DANA	1229542	2011-May-07	6	PFN
DANA	1230038	2011-May-07	12	PFN
DANA	1237228	2011-May-25	8	PFN
DANA	1237304	2011-Apr-13	12	PFN
DANA	1237305	2011-Apr-13	8	PFN
DANA	1244338	2011-Jun-14	6	PFN
DANA	1244427	2011-Jun-05	7	PFN
DANA	1244435	2011-Jun-05	4	PFN
DANA	1244444	2011-Jun-05	16	PFN
PARDO	1244445	2011-May-07	8	PFN
PARDO	1244332	2011-May-07	8	PFN
PARDO	3017059c	2006-Apr-08	16	PFN
PARDO	3017060	2006-Apr-08	16	PFN
PARDO	3017061	2006-Apr-08	16	PFN
PARDO	3017062	2006-Apr-08	16	PFN
PARDO	3017085	2006-Apr-08	16	PFN
DANA	3004262	2010-Aug-29	2	PFN
DANA	3010281	2011-Oct-29	1	RAZOR
DANA	3010282	2011-Oct-29	1	RAZOR
DANA	1191268	2011-Oct 13	1	RAZOR
MCWILLIAMS	1229840	2011-Feb 12	3	RAZOR
JANES	1231107	2005-Dec-17	6	Western Front
JANES	1235822	2005-Dec-10	12	Western Front
JANES	1235888	2006-Jan-06	12	Western Front
JANES	1235889	2006-Jan-04	16	Western Front
JANES	1235891	2006-Jan-04	7	Western Front
JANES	1235892	2006-Jan-04	16	Western Front
JANES	1235893	2006-Jan-04	7	Western Front
JANES	1235894	2006-Jan-06	9	Western Front
JANES	1235895	2006-Jan-06	8	Western Front
JANES	1235896	2006-Jan-06	2	Western Front

Township/Area	Claim Number	Claim Due Date	# of Units

DANA	1246498	2006-Jan-12	8	Western Front
JANES	1229744	2006-Dec-09	16	Washagami
KELLY	1229732	2006-Dec-09	16	Frontier
KELLY	1229733	2006-Dec-09	16	Frontier

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

Within Pardo Township, a north-trending apophysis of the RVI appears to be in fault contact with older (Archean Superior Province) mylonitic granitic rocks.  In Dana Township the western boundary is in fault contact with rocks of the Southern Province, and the eastern and northern boundaries are in igneous contact with Archean migmatite and paragneiss of the Superior Province.  The eastern and northern boundaries were previously mapped as being in contact with rocks of the Grenville Province (cf. Lumbers, 1973).

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

In 2005-2006 (Phase 8), additional mapping and drilling was carried out.  In 2006 (Phase 9), further mapping is underway.

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

The following italicized text was excerpted from a report entitled, “Revised Mineral Resource Estimate, Dana Lake and Lismer’s Ridge Deposits incorporating the Phase VI Drilling, River Valley PGM Project, Ontario for Pacific North West Capital Corp”, dated June 10th, 2004, by Derry, Michener, Booth and Wahl Consultants Ltd.  In March 2006, The mineral resources table was updated by Mr Ron Simpson of GeoSim services.  Mr Simpson was responsible for the calculation of the resources estimate in the Derry Mitchener and Wahl report.  The March 2006 report included all of the drill holes from the phase 7 program.

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

Phase VIII (2005):  A program of detailed surface mapping was undertaken across the eastern half of the property, and followed up by drill holes to test the RVI stratgraphy.

Phase IX (2006):  A further program of detailed surface mapping has commenced on the western and southern portions of the property to further define geological features of interest for future drilling.

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

It should be stressed that all technical work is also reviewed by Anglo Platinum personnel who visit the property periodically and provide insight into interpretation and drill targets.

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

Cautionary Note to US Investors concerning estimates of Inferred Resources.  This section uses the terms “inferred resources”. We advise US investors while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize it. “Inferred Resourcs” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category or will ever be converted into reserves. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

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

The following is a summary of the March 2006 Resources update, prepared by Geosim Services Inc.:

•

Table 1: Measured and Indicated Resources of 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (pt/pd).

•

Table 2: Containing Higher Grade Measured and Indicated Resources of 19.3 million tonnes containing 733,000 ounces palladium (1.18 g/t), 245,100 ounces of platinum (0.39 g/t) and 43,600 ounces of gold (0.07 g/t) with an additional 881,000 tonnes containing 38,400 ounces of palladium (1.36 g/t), 13,100 ounces of platinum (0.46 g/t) and 2,100 ounces of gold (0.07 g/t) of Inferred Resources using a 1.0 g/t cut off (pt/pd).

The updated mineral resource estimate was completed by Ron Simpson of Geosim Services Inc., in conjunction with John Londry, VP Exploration for PFN. Resource block modeling was carried out by Geosim based upon geological modeling conducted in-house by PFN, and incorporated all diamond drilling to March 31st, 2005 (86,557 metres of drilling and 422 drill holes).

A summary of the mineral resources follows. The summary uses a 0.7 g/t cut off grade. Table 2 uses a significantly higher cut off of 1.0 g/t.

Table 1: 2006 River Valley Updated Resource Estimate (cut-off grade 0.70 g/t Pt+Pd)
Measured Resource														COMPARATIVE 3E
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)					2004 Resource Estimate (0.7g/t cutoff)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E	Oz (000)
Dana North	2,623	0.080	0.428	1.327	0.12	0.02	1.755	1.835	6.8	36.1	111.9	148.0	154.8	154.8
Dana South	1,496	0.100	0.625	2.122	0.16	0.03	2.747	2.847	4.8	30.1	102.0	132.1	136.9	136.9
Lismer's Ridge	4,411	0.062	0.357	0.982	0.10	0.02	1.339	1.401	8.8	50.6	139.2	189.8	198.6	198.6
Lismer North	-	-	-	-	-	-	-	-	-	-	-		-	0.0
Varley	-	-	-	-	-	-	-	-	-	-	-		-	0.0
Total	8,530	0.074	0.426	1.288	0.12	0.02	1.714	1.788	20.4	116.8	353.2	470.0	490.4	490.4

Table 1: 2006 River Valley Updated Resource Estimate (cut-off grade 0.70 g/t Pt+Pd) - Continued
Indicated Resource														COMPARATIVE 3E
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)					2004 Resource Estimate (0.7g/t cutoff)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E
Dana North	5,881	0.054	0.278	0.777	0.09	0.02	1.055	1.109	10.2	52.6	146.9	199.5	209.6	209.6
Dana South	3,516	0.071	0.380	1.229	0.11	0.02	1.609	1.680	8.0	42.9	138.9	181.9	189.9	189.9
Lismer's Ridge	7,439	0.046	0.255	0.667	0.08	0.02	0.922	0.968	11.1	61.0	159.4	220.5	231.5	231.5
Lismer North	1,333	0.058	0.316	0.911	0.11	0.03	1.227	1.285	2.5	13.5	39.0	52.6	55.0	0.0
Varley	3,855	0.059	0.345	0.939	0.07	0.02	1.283	1.342	7.3	42.7	116.3	159.1	166.3	0.0
Total	22,024	0.055	0.300	0.848	0.09	0.02	1.149	1.204	39.0	212.8	600.7	813.4	852.4	631.0

Measured + Indicated														COMPARATIVE
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)					2004 Resource Estimate (0.7g/t cutoff)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E
Dana North	8,504	0.062	0.324	0.947	0.10	0.02	1.271	1.333	17.0	88.6	258.9	347.4	364.4	364.4
Dana South	5,012	0.079	0.453	1.496	0.13	0.02	1.949	2.028	12.8	73.0	241.1	314.1	326.8	326.8
Lismer's Ridge	11,850	0.052	0.293	0.784	0.09	0.02	1.077	1.129	19.9	111.7	298.6	410.3	430.2	430.2
Lismer North	1,333	0.058	0.316	0.911	0.11	0.03	1.227	1.285	2.5	13.5	39.0	52.6	55.0	0.0
Varley	3,855	0.059	0.345	0.939	0.07	0.02	1.283	1.342	7.3	42.7	116.3	159.1	166.3	0.0
Total	30,554	0.061	0.335	0.971	0.10	0.02	1.306	1.367	59.5	329.5	953.9	1283.3	1342.8	1121.4

Inferred														COMPARATIVE
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)					2004 Resource Estimate n (0.7g/t cutoff)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E
Dana North	41	0.035	0.209	0.559	0.07	0.02	0.769	0.803	0.0	0.3	0.7	1.0	1.1	1.1
Dana South	552	0.047	0.229	0.648	0.08	0.02	0.876	0.923	0.8	4.1	11.5	15.5	16.4	16.4
Lismer's Ridge	330	0.039	0.219	0.529	0.08	0.02	0.748	0.788	0.4	2.1	5.1	7.2	7.7	7.7
Lismer North	546	0.073	0.419	1.224	0.12	0.03	1.644	1.717	1.3	7.4	21.5	28.9	30.2	0.0
Varley	948	0.050	0.326	0.925	0.07	0.02	1.251	1.301	1.5	9.9	28.2	38.1	39.6	102.0
Total	2,389	0.053	0.309	0.873	0.09	0.02	1.182	1.235	4.0	23.8	67.0	90.8	94.9	127.1

Table 2: 2006 River Valley Updated Resource Estimate (cut-off grade 1.0 g/t Pt+Pd)
Measured Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	2,523	0.082	0.435	1.354	0.12	0.02	1.790	1.871	6.6	35.3	109.8	151.8
Dana South	1,495	0.100	0.626	2.122	0.16	0.03	2.748	2.848	4.8	30.1	102.0	136.9
Lismer's Ridge	3,976	0.064	0.368	1.018	0.10	0.02	1.385	1.449	8.2	47.0	130.1	185.3
Lismer North	-	-	-	-	-	-	-	-	-	-	-	-
Varley	-	-	-	-	-	-	-	-	-	-	-	-
Total	7,994	0.076	0.437	1.331	0.12	0.02	1.768	1.844	19.6	112.4	342.0	474.0

Indicated Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	3,067	0.061	0.320	0.920	0.09	0.02	1.240	1.301	6.0	31.5	90.7	128.3
Dana South	3,304	0.072	0.389	1.266	0.11	0.02	1.655	1.727	7.6	41.3	134.5	183.4
Lismer's Ridge	2,140	0.054	0.302	0.824	0.09	0.02	1.127	1.180	3.7	20.8	56.7	81.2
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648	1.6	9.1	27.2	37.9
Varley	2,082	0.075	0.448	1.224	0.09	0.02	1.671	1.747	5.1	30.0	81.9	117.0
Total	11,309	0.066	0.365	1.076	0.10	0.02	1.441	1.506	24.0	132.6	391.1	547.7
Measured + Indicated
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	5,590	0.070	0.372	1.116	0.11	0.02	1.488	1.558	12.6	66.8	200.6	280.0
Dana South	4,800	0.080	0.463	1.533	0.13	0.02	1.995	2.076	12.4	71.4	236.5	320.3
Lismer's Ridge	6,116	0.060	0.345	0.950	0.10	0.02	1.295	1.356	11.9	67.8	186.8	266.6
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648	1.6	9.1	27.2	37.9
Varley	2,082	0.076	0.448	1.224	0.08	0.02	1.672	1.747	5.1	30.0	81.9	117.0
Total	19,303	0.070	0.395	1.181	0.11	0.02	1.576	1.646	43.6	2451	733.0	1021.7

Inferred
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	-	-	-	-	-	-	-	-	-	-	-	-
Dana South	104	0.053	0.276	0.819	0.09	0.02	1.094	1.147	0.2	0.9	2.7	3.8
Lismer's Ridge	-	-	-	-	-	-	-	-	-	-	-	-
Lismer North	345	0.091	0.524	1.586	0.14	0.03	2.110	2.201	1.0	5.8	17.6	24.4
Varley	432	0.063	0.464	1.301	0.07	0.01	1.765	1.828	0.9	6.4	18.1	25.4
Total	881	0.073	0.465	1.356	0.10	0.02	1.821	1.894	2.1	13.1	38.4	53.6

The new resource estimate includes results only from the North Lismer and Varley Zone.

Resource estimation was constrained by 3 dimensional solid models using Surpac© Vision software, developed from geological and analytical data.  Block estimation was carried out by ordinary kriging and inverse distance to the third power using 2 metre downhole composites.  For the North Lismer model, one high outlier was capped at 3 g/5 Pt and 9 g/t Pd and for Varley, one high assay interval was capped at 10 g/t Pd prior to compositing.

Cut-off Parameters

The cut off parameter used for reporting block model statistics within mineralized zone constraints is a combined Pt+Pd grade. The resources within each zone are reported for cutoffs ranging from 0.0 to 1.5 g/t Pt+Pd (PGE).  The cutoffs used for the summary resources are 0.7 g/t and 1.0 g/t PGE. This values are  based on historical resource estimates for the Lac des Iles Mine 0o.7 g/tPGE) which is the only active Pt/Pd producer in the Canada. In the estimation no allowance has been made for the respective precious metal prices, or recoveries.

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

In 2005 a $1.5 million budget (Phase 8) was approved by the joint venture. The program included the processing of the bulk sample at Anglo Platinum’s facilities in South Africa, and additional surface detailed mapping and geophysical  work.  A series of drill holes were completed at the end of 2005 to test geological interpretations for the mapping programs.  A series of these drill holes located south of the Azen zone intercepted mineralized breccias and horizons within the River Valley Intrusive.

In 2006 the Joint Venture has authorized a further $1.1 million (phase 9) lease survey and mapping program to determine the controls on mineralization within the intrusive complex.   At the end of 2006 it is expected that the JV will be in a position to receive a lease on the property from the Ontario Government.

(II)

Agnew Lake Property

Ownership

By agreement dated August 15, 2000 and amended August 16, 2001 and December 2, 2003, the Company could have acquired a 50% interest in certain mineral claims, known as the Agnew Lake property, located in the Shakespeare, Dunlop, Shibananing and Gough Townships, Sudbury Mining District, Ontario.  As consideration the Company, at its option, was required to incur $500,000 exploration expenditures on the property, issue 350,000 shares, that have been issued, and make option payments of $200,000 which payments have been made.

During the year the Company terminated this agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

(III)

ProAm Property

Ownership

By agreement dated 12 October 2001, the Company and a third party (collectively “the optionees”) can acquire a 100% interest (50% each) in certain mineral claims, known as the ProAm property, located in the Dunlop and Shakespeare Townships, Sudbury Mining District, Ontario.  As consideration, the optionees, at their option, must collectively incur $400,000 ($35,198 incurred as of 30 April 2005) of exploration expenditures on the property by 12 October 2005. In addition, the Company has paid cash payments of $30,000 and issued 21,000 of the Company’s shares.

During the year, the Company terminated this agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

(IV)

Agnew Lake Farm-In

Ownership

By agreement dated 25 May 2001 and amended 10 October 2003, the Company and the underlying optionor collectively optioned to Kaymin up to a 60% interest (30% related to the Company’s interest) in the Agnew Lake property and the ProAm property, located in the Sudbury region, Ontario.

Kaymin may, at its option, earn a 49.5% interest in the properties by making cash payments to the Company and the underlying optionor of $200,000 each (received), and advancing funds for exploration and development expenditures as follows:

		Cumulative Amounts
By 31 December 2001	(advanced)	$1,400,000
By 31 December 2002	(advanced)	$2,650,000
By 31 December 2004	($3,299,349 advanced)	$4,150,000
By 31 December 2005		$6,000,000

Although the Company has received the full amount of these funds from Kaymin, the Company, as Manager of the project, has not yet incurred the full amount in exploration expenditures on the property.  As at 30 April 2006, the funds advanced by Kaymin less the exploration expenditures incurred, has been recorded as a cash call payable of $1,238 (2005 - $24,267).

During the year, Kaymin terminated this agreement.

(V)

Sargesson Lake and Kelly-Davis Properties

Ownership

The Sargesson Lake property comprises 15 unpatented mining claim units (240 ha) located in the Janes Township.  The Kelly-Davis Township property comprises 16 unpatented mining claim units (256 ha) located in the Kelly and Davis Townships and 12 unpatented mining claim units (192 ha) located in the Kelly Township (the 12 unit claim block is held 100% by the Company).  The properties are 100% owned by the Company.  As consideration, the Company paid $68,400 and incurred $30,000 in exploration expenditures.  The property is subject to a 2% NSR.  The Company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.  The Company has no further plans to expend money on the property at this time.

(VI)

West Timmins Nickel Project

Ownership

By agreement dated 28 October 2004, the Company may earn up to a 100 % interest in the West Timmins Nickel Project from Falconbridge Inc. (“Falconbridge”).  The project is located in the Timmins region of Ontario.

Under the terms of the agreement, the Company, at its option, will spend $4,000,000 over a four-year period in order to vest with a 100% interest in the project.  Falconbridge, for its part, will retain a 2% NSR and may, under certain circumstances, back in and earn a 50% interest by spending two and a half times the aggregate expenditure incurred by the Company within four years.  Falconbridge may further elect to earn an additional 10% interest by completing a feasibility study or incurring $20,000,000 expenditures on the property.  Under the agreement, the Company will act as operator effective 1 January 2005.

Minimum aggregate exploration expenditures of $4,000,000 must be completed by 31 December 2008, as follows:

On or before 31 December 2005	(completed)	$750,000
On or before 31 December 2006	(completed)	$1,500,000
On or before 31 December 2007	($1,564,865 incurred)	$2,500,000
On or before 31 December 2008		$4,000,000

Under the agreement with Falconbridge, PFN may earn up to a 100% interest in the West Timmins Project.  Under the terms of the agreement PFN will spend $4 million over a 4-year period in order to vest with a 100% interest in the Project. Falconbridge will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first.  Under the agreement PFN acts as Project Operator.

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

Follow up linecutting and EM surveys were initiated.  Drill testing of the stronger geophysical and geochemical targets was carried out in early 2006.  The most significant drill results were received in an area 5km southwest of the Montcalm mine, where large zones of sulphide mineralization were intercepted in intrusive breccia.  Trace nickel and copper mineralization was intercepted in parts of the zone.  Prior to spring breakup PFN initiated a program of geophysical surveys to cover the extensive area between the successful drill holes and the mine area, and Falconbridge agreed to continue the surveys on and over the mine on their property.  The surveys have been laid out to look for sulphide mineral zones at depth associated with magnetic anomalies identified from the recent airborne surveys.

The Company has fulfilled the requirements of year 1&2 of the property option with the current work programs.

The West Timmins Project covers 355 square kilometres (87,720 acres) approximately 60kms west of Timmins, Ontario, Canada.

N
PFN
Landposition
Falconbridge's Montcalm Mine
Kidd Creek Metallurgical Complex
Highway 655
Timmins
Highway 101
Montcalm
Toronto
West Timmins Project
0 5 10 20 30 40
Kilometers
1:500,000

QUEBEC, CANADA

(I)

Glitter Lake Property, Quebec, Canada

Ownership

By agreement dated August 15, 2003, as amended April 30, 2005 and further amended on April 30, 2006, the Company can acquire, from CanAlaska Ventures Ltd. (CanAlaska), a company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15 August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15 August 2005	(paid)	20,000	-	-
On or before 28 May 2006	(issued)*	-	20,000	-
On or before 15 April 2007		-	-	150,000
On or before 15 April 2008		-	-	200,000
On or before 15 April 2009		-	-	300,000
Total		$45,000	60,000	$700,000

*Issued subsequent to year-end

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

In 2006 PFN negotiated a one year extension to the property option to enable negotiations to be carried out with an adjacent landowner.

James Bay
Glitter Lake
Matagami
N
W
E
S

Glitter Lake Project Location Map

1:3,000,000

0 25 50 100 150 200
Kilometers

The Glitter Lake Project is located in northeastern Quebec, approximately 135 km north –northeast of the town of Matagami. The property lies at the southwest end of a 40km long, north east trending belt of metavolcanic and sedimentary rocks intruded by a gabbroic body.  The exploration target is PGM mineralization associated with copper-nickel sulphide mineralization.

NEWFOUNDLAND AND LABRADOR, CANADA

(I)

Konrad Mineral License 972M

Property

The Company holds a 50% direct and indirect interest in mineral license 972M which consist of 112 unpatented mining claim units located 70 km southwest of Nain, 2 km north of Konrad Brook and 40 km west of the Voiseys Bay Cu-Ni-Co deposit in Labrador, Newfoundland. As consideration, the Company issued 300,000 common shares.  Access to the property is by helicopter from Nain.  The properties are subject to a 2% NSR.

ALASKA, USA

(I)

Union Bay Platinum Property

The project is located 20 miles west of Ketchikan, Alaska. The exploration target is an enriched platinum bearing zone within or peripheral to a dunite core.

Legend
Union Bay Claims
Salt Chuck Mine
Union Bay Fe Deposit
Map Area
N
S
E
W
0
Miles
6
ERNEST
SOUND
CLARENCE
STRAIT
Union Bay
Meyers Chuck
Lemesurier Pt
Vixen Inlet
Vixen Hbr
Union Pt
Magnetic Pt
Mc Henry Ledge
Misery I
Meyers I
Cannery
Black Bear Creek
PENINSULA
CLEVELAND
Eagle I
Ernest Pt
Onslow Pt
Vixen Pt
Sunshine
Little Ratz Hbr
Narrow Pt
Cabins
Salt Creek
Salamander Lake
Forss Cove
Snug Anchorage
Tolstoi I
Thorne Head
Thorne Bay
Tolstoi Bay
Tolstoi Pt
Tolstoi Mtn
Three Is
Bear Lake
Sleeping Beauty Mine
Rainbow Lake
Salt Chuck Mine
Salt Chuck
North Pole Hill
Loon Lake
Haida Mine
Windfall Hbr
Ship I
Setter Lake
Angel Lake

FIGURE 1: Location map for the Union Bay PGE prospect, Craig C1 and D1 quadrangles, Alaska

Ownership

By agreement dated October 1, 2002 and amended April 2, 2003, and February 4, 2004, the Company can acquire, from Freegold Ventures Limited (Freegold), up to a 50% interest in 785 claim units known as the Union Bay property, located in South East Alaska.  As consideration, the Company, at its option, must subscribe to purchase a private placement of $165,000 (completed) and must issue shares and make payments as follows:

		Option Payments	Shares
Within 5 days of approval by regulatory authorities	(issued)	$-	30,000
On or before the first anniversary of regulatory approval	(issued)	-	30,000
On or before 1 July 2003	(paid)	20,000	-
On or before 1 July 2004	(paid)	20,000	-
On or before 1 July 2005	(paid)	30,000	-
On or before 1 July 2006		30,000	-
Total		$100,000	60,000

In addition to the above, minimum aggregate exploration expenditures of $1,000,000 must be completed by 1 July 2006, as follows:

On or before 1 July 2003	(completed)	$30,000
On or before 1 July 2004	(completed)	$30,000
Minimum aggregate on or before 1 July 2005	(completed)	$400,000
Minimum aggregate on or before 1 July 2006	(completed)	$1,000,000

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

By joint venture agreement dated May 21, 2003 with Lonmin Plc (a major mining company), the Company and Freegold granted an option to Lonmin Plc for up to a 70% interest in the Union Bay platinum project.  To earn a 60% interest, Lonmin Plc must incur, at its option, exploration expenditures of U.S. $815,000 (completed) in 2003 and a minimum of U.S. $1,000,000 per year in 2004, 2005 and 2006 and U.S. $750,000 for each year thereafter.  Lonmin Plc may earn an additional 10% interest in the project by delivering a full feasibility study.  Upon the decision, by the management committee to proceed to place the project into commercial production, Lonmin Plc will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the Company and Freegold will each repay their share of the exploration costs and contribute pro rata to operating costs.  The Company was the operator of the project during the exploration phase with Lonmin Plc.

In August 2005, Lonmin notified the Company of it intention to drop the exploration option.  Since that time PFN has reduced the landholdings, but has maintained the project option, and presented exploration opportunities to other parties.

(II)

Kane Property

Ownership

The Company acquired 30 claims by staking in Alaska.  No work is planned for the properties at this time.

(III)

Goodnews Bay Property

By agreement dated January 1, 2006, the Company can acquire, from Calista Corporation (“Calista”), a 100% interest in certain mineral claims knows as the Goodnews Bay property, located on the west coast of Alaska.

As consideration, the Company, at its option, must make payments and incur expenditures as follows:

			Payments		Exploration Expenditures
Upon execution of agreement	(paid)	US$	25,000	US$	-
On or before 31 December 2006			45,000		200,000
On or before 31 December 2007			55,000		250,000
On or before 31 December 2008			75,000		350,000
On or before 31 December 2009*			100,000		450,000
On or before 31 December 2010			-		700,000
Total		US$	300,000	US$

*US $100,000 annual payments to be made until completion of a feasibility study

  US $250,000 annual payments to be made following completion of a feasibility study.

The Company has elected to expend the required US$200,000 - 2006 exploration expenditures. The Company shall have until December 1st of each year the lease is in effect to commit to the following year's exploration expenditures.

After the Company has completed US$1.95 million expenditures on the property, it shall have a grace period of two years without obligation to perform additional work commitments, after which it will be required to expend a minimum of US$700,000 per annum, until a feasibility study is completed.

Once the Company completes a feasibility study the Company shall have no further work obligations for a subsequent period of four years in addition to the time remaining of the grace period of two years. After five years, the Company will continue to make cash payments of US $100,000 until such time as the feasibility study is completed. Upon completion of a feasibility study and until such time as the commencement of commercial production the Company will make cash payments of US $250,000 per annum.  In addition, the Company will donate US$3,000 to the Calista Corporation Scholarship Fund each year the lease is in effect, until such time as a feasibility study is completed at which time the donation shall increase to US$5,000 per year. Following commencement of commercial production, the Company will provide $10,000 per annum to the scholarship fund.

The Company will pay a NSR to Calista of 1.5% or $100,000 per annum whichever is the greater from the commencement of commercial production for a period of five years or until payback of all capital expenditure on the project whichever is shorter; thereafter the royalty shall be tied to the price of platinum.  Upon receipt of the feasibility study, Calista shall have one hundred and eighty (180) days in which to elect to acquire up to fifteen percent (15%) but in no event less than five percent (5%) operating interest in the project. At the time Calista elects to acquire an operating interest Calista shall pay the joint venture an initial contribution of two hundred percent (200%) of the agreed-upon pro-rata portion of exploration costs incurred by the Company, minus anniversary cash payments and scholarship contributions paid to Calista.

The property is located on the west coast of Alaska, south of Kuskokwin Bay on the Bering Sea, approximately 550 air miles south-southwest of Anchorage.  The project is located near year round ice free tide water and the village of Platinum, which has a public airstrip.  The mining lease encompasses an area of interest comprising about 82 square miles (212 square kilometers).

NEW ZEALAND

(I)

NEW ZEALAND PROPERTY

Ownership

The Company was granted an exploration permit in Longwoods and Takitimu, New Zealand.  The Company has carried out detailed property compilation for both projects, but has not carried out extensive field work.  The project review culminated with the recommended termination of the Takitimu licence in June 2006.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The following discussion and analysis should be read in conjunction with the Company’s consolidated audited financial statements and related notes thereto included herein. The Company’s financial statements have been prepared in accordance with Canadian GAAP.  Reference should be made to Note 13 to the financial statements for a discussion of the material differences from the amounts presented in Canadian GAAP to US GAAP.

Twelve Months Ended April 30, 2006 Compared to Twelve Months Ended April 30, 2005

Overview

River Valley, Ontario

In conjunction with our joint venture partner, Anglo Platinum, Pacific North West Capital is working diligently as the operator to further explore the River Valley PGM Project. Over $19 million has been committed to date by our partner on the 50/50 joint venture project, on which Anglo Platinum may earn an additional 10% interest by providing a feasibility study and an additional 5% by providing production financing. Over the last year we were pleased to report to you, an increase in the mineral resources, the completion of our Phase 8 program which indicated at least two new PGM zones, and the commencement of our Phase 9 $1.1 million field exploration program, while a shipment of a 40-tonne bulk sample was sent to Anglo Platinum's facilities in Johannesburg for metallurgical testing.

With the recent upward trends in platinum and palladium prices, we continue to remain encouraged with the results and progress achieved to date.

Goodnews Bay, Alaska

On April 12, 2006, the Company acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic Platinum Complexes located on the west coast of Alaska. The Goodnews Bay Project is located near year round ice free tidewater and the village of Platinum, which has a public airstrip.

Under the Agreement, Pacific North West Capital is required to make cash payments of US$300,000 and incur exploration expenditures of US$1.95 million over the next five years.

The mining lease, with Calista Corporation, encompasses an area of 82 square miles (212 square kilometres). Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum.

Pacific North West Capital’s exploration program will focus on the search for economic lode platinum mineralization in the ultramafic intrusive complex which is believed to be the source of platinum placer deposits. The evaluation program will include the establishment of a base camp, checking and extending previous soil sampling, and sampling the Susie Mountain complex to determine the extent of PGM mineralization. Current drill targets will be evaluated in order to prioritize a proposed drill program.

West Timmins, Ontario

The West Timmins Nickel Project represents a significant initiative on the part of Pacific North West Capital to expand its exploration profile to nickel and associated metals. Covering 355 sq. km (87,720 acres) and located approximately 60 km west of Timmins, Ontario, the project is situated within the Montcalm Mafic Intrusive Complex (MFI), immediately adjacent to Falconbridge's new Montcalm nickel mine (proven and probable resources of 4.5 mil. tonnes grading 1.46% nickel and 0.68% copper). Your Company holds an option/joint venture from Falconbridge Ltd. on the West Timmins property to earn up to a 100% ownership interest by undertaking $4 million in expenditures. Under certain circumstances, Falconbridge Limited may back-in and earn up to a 65% interest by completing a feasibility study or spending $20 million towards a feasibility study, whichever occurs first.

Major Acquisition Program Underway

In late 2005, we took advantage of the strong market fundamentals and lunched an aggressive acquisition program to acquire new projects in Alaska, Ontario, Quebec, Manitoba and Latin America in order to add shareholder value.

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

	Years Ended April 30,(audited)
	2006	2005	2004
Total Revenues	$264,895	$468,730	$380,952
General and administrative expenses	1,413,531	1,893,818	1,473,225
Mineral property cash costs incurred	2,317,567	3,121,092	1,899,117
Mineral property cash costs recovered	(1,233,212)	(2,180,484)	(1,585,714)
Income (loss) before other items ➢ In total ➢ Basic and diluted loss per share	(1,413,531) (0.04)	(1,893,818) (0.06)	(1,473,225) (0.06)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(1,344,822) (0.04)	(1,894,297) (0.06)	(1,276,008) (0.05)
Totals Assets	5,681,742	6,070,616	7,202,319
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected Quarterly Financial Information

The following selected financial information is derived from the unaudited interim financial statements of the company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2006	2006	2005	2005	2005	2005	2004	2004
Total revenues	$69,122	$64,088	$82,239	$49,446	$211,651	$96,644	$110,944	$49,491
Net loss	448,228	370,747	210,839	315,008	805,495	532,268	297,395	259,139
Net loss per share	0.01	0.01	0.01	0.01	0.03	0.01	0.01	0.01
Total assets	5,681,742	6,339,675	6,509,615	6,688,929	6,070,616	6,508,816	6,802,520	7,015,719

Results of Operation

The year ended April 30, 2006 resulted in a net loss of $1,344,822 which compares with a loss of $1,894,297 for the same period in 2006. The loss for 2006 has been reduced by $387,649 which is the tax benefit associated with the renounciation of flow-through shares.  Even though the full amount of $387,649 has been recorded as a future income tax recovery, the Company will probably never realize this benefit.  General and administrative expenses for the year ended April 30, 2006 were $1,413,531 a decrease of $480,287 over the same period in 2005. The aggregate stock-based compensation of $204,879 was recorded as compared to $582,434 in the previous year.  The stock-based compensation is broken down on the income statement according to the applicable expense category.  Interest and bank charges increased by $35,015 as the Company settled a dispute with the Canada Revenue Agency over the treatment of flow-through expenditures.  Mineral property costs of $416,766 were written off as the Agnew Lake and ProAm projects were terminated.  All other general and administrative costs were relatively the same compared to the previous year. A foreign exchange loss of $167,069 was reported as the Company had approximately $1,000,000 in US funds for which the exchange rate was detrimental during the year. Project management fees of $140,474 were earned during the year as compared to $317,329 in the previous year.  This decrease in management fees was the result of the termination of the Union Bay Joint Venture and the Agnew Lake Farm-in agreement. Interest income was $115,571, an increase of $3,148 over the same period in 2005 as the interest rate on deposits increased even though the Company had less funds on deposit.

During the year ended April 30, 2006, the Company incurred mineral property cash costs of $2,317,567 with $1,233,212 being funded by joint venture partners. A exploration program on the mineral property option agreement with Falconbridge in the Timmins area of Ontario cost $964,358 for cumulative expenditures of $1,621,461.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $194,637 for the period ended April 30, 2006, a decrease of $45,801 over the same period in 2005.

Contractual commitments

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

The Company is committed under an operating lease with a Company controlled by Harry Barr for its office premises with the following  minimum basic lease payments to the expiration of the lease on June 30, 2010.  The Company is also responsible for its proportionate share of property taxes and operating costs. See “related party transactions” for details.

No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice. Further information on mineral option payments are disclosed in note 4 of the April 30, 2006 financial statements.

Year ended April 30,	2007	2008	2009	2010	2011	Thereafter

Management agreement	$90,040	$94,546	$99,273	$104,233	$62,538	-
Office lease	$32,760	$32,760	$32,760	$32,760	$5,460	-
Total	$122,800	$127,306	$132,033	$136,993	$67,998

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all of the Company’s significant accounting policies is included in note 1 to the financial statements for the year ended April 30, 2006.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

Variable interest entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities,” to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“VIE”).  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after November 1, 2005, and upon adoption, will not materially impact the Company’s results of operations and financial position.

Financial Instruments and Other Instruments

Pacific North West Capital Corp.’s financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, restricted cash – flow-through, accounts payable and cash call payable. Unless otherwise noted, it is management’s opinion that Pacific North West Capital Corp is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at April 30, 2006, there were 35,112,452 outstanding common shares compared to 31,817,404 outstanding shares at April 30, 2005.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below.

A summary of the Company’s options at 30 April 2006 and the changes for the year are as follows:

Number outstanding 30 April 2005	Granted	Exercised	Expired/ Cancelled	Number outstanding 30 April 2006	Exercise price per share	Expiry date

214,000	-	-	(214,000)	-	$0.60	15 December 2005
40,000	-	-	(40,000)	-	$0.80	18 March 2006
200,000	-	-	-	200,000	$0.60	21 December 2006
90,000	-	-	-	90,000	$1.00	10 February 2007
150,000	-	-	-	150,000	$0.60	1 July 2007
795,000	-	-	-	795,000	$0.60	31 December 2007
585,000	-		-	585,000	$0.76	10 September 2008
1,980,000	-	-	(145,000)	1,835,000	$0.60 - $0.70	5 November 2007 5 November 2009
419,500	-	-	-	419,500	$0.83	28 February 2010
380,000	-	-	-	380,000	$0.60	3 May 2010
-	100,000		-	100,000	$0.40	13 July 2010
-	350,000		-	350,000	$0.40	3 February 2011
-	440,000		-	440,000	$0.40	19 April 2011
4,853,500	890,000	-	(399,000)	5,344,500

During the year ended April 30, 2006, 2,697,990 performance shares were reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the Company.  To date, 350,000 performance shares have been issued at $0.01 per share.

Related party transactions

During the year ended April 30, 2006, the below related parties were paid the following: A total of $92,026 was paid to a Company controlled by Harry Barr, a Director and President of the Company for management services; pursuant to an office lease agreement dated July 1, 2005, a total of $53,746 was paid to a Company controlled by Harry Barr for office rent; a total of $30,648 was paid to a Company controlled by Taryn Downing, the Corporate Secretary of the Company for consulting services; a total of $38,970 was paid to a Company controlled by Gord Steblin, the Chief Financial Officer of the Company for accounting services;  a total of $45,300 was paid to a Company controlled by Peter Dasler, the Vice-President of Business Development of the Company for engineering and consulting fees;  a total of $50,500 was paid to a Company controlled by John Londry, the Vice-President of Exploration of the Company for engineering and consulting services; and $36,450 in wages to Jag Sandhu, the Vice-President, Corporate Finance.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $16,000 was paid to directors.

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

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

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

			For the Quarters Ended (unaudited)
	Apr. 30/04	Jan. 31/04	Oct. 31/03	Jul. 31/03	Apr. 30/03	Jan. 31/03	Oct. 31/02	Jul. 31/02
Total revenues	$99,920	$96,092	$130,418	$54,522	$176,848	$88,886	$117,957	$1,234
Net loss	503,953	205,335	363,197	203,523	375,105	352,418	359,701	236,434
Net loss per share	0.01	0.01	0.01	0.01	0.02	0.02	0.02	0.01
Total assets	7,202,319	5,680,659	3,193,241	1,980,803	1,785,530	1,699,724	2,639,520	2,981,908

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

Twelve Months Ended April 30, 2006 Compared to Twelve Months Ended April 30, 2005

At April 30, 2006, the Company’s working capital, defined as current assets less current liabilities, was $3,333,963 compared with working capital of $4,518,026 at April 30, 2005.  Flow-through funds of $140,359 must be spent before Dec. 31, 2006 on qualified Canadian mineral exploration, and is not included in working capital because it is classified as restricted cash on the balance sheet.

During the year, the Company issued 2,956,000 flow-through shares for gross proceeds of $1,136,800 and 200,000 performance shares for proceeds of $2,000 with a fair value of $70,250.  A further 139,048 shares were issued for mineral properties at a value of $113,800.

The Company has a portfolio of investments with a book value of $115,772 and a market value of $373,474 as at April 30, 2006. The main investments consist of 485,688 shares of Freegold Ventures Limited and 196,600 shares of CanAlaska Ventures Ltd. which both have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 35,112,452 shares at April 30, 2006.

Outlook

Pacific North West Capital Corp. currently has one joint venture agreement in which other companies are earning on interest in the Company’s projects by carrying all costs and making significant exploration expenditures.  The Company ended April 30, 2006 with a strong cash position that will enable it to continue its own exploration effects in the United States, Canada and New Zealand seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

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

C.

Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is inapplicable.

D.

Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

E.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

Contractual commitments

Contractual Obligations(1)		Payments Due By Period
	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs
Management Agreement (2)	450,630	90,040	298,052	62,538	-
Office Lease (3)	136,500	32,760	98,280	5,460	-
Total	$587,130	$122,800	$396,332	$67,998	$ -

1)

No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.

2)

By agreement effective December 1, 2005, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of the stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

3)

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

Name, Position in Company and Province or State and Country of Residence	Period(s) a Director of the Company
Harry Barr Vancouver, BC, Canada President, CEO & Director	Since 1996

Name, Position in Company and Province or State and Country of Residence	Period(s) a Director of the Company
Bernard Barlin Hampshire, UK Director	Since 2000
Alexander Walcott Vancouver , BC, Canada Director	Since 2004
Steve Oakley Vancouver, BC, Canada Director	Since 2006
Peter Dasler Delta, BC, Canada VP, Business Development	Since 2003
John Londry Ontario, Canada VP, Exploration	Since 2004
Jag Sandhu Surrey, BC VP, Corporate Finance	Since 2005
Gordon Steblin Richmond , BC, Canada Chief Financial Officer	Since 2003
Taryn Downing North Vancouver, BC, Canada Corporate Secretary & VP, Administration	Since 1998

Additional details including principal occupation for the past five years of the above directors and executive officers are as follows:

HARRY BARR – President, CEO and Director

Mr. Barr has been involved in the mining industry for over 25 years and has an extensive background in business management, corporate finance, and marketing.  Mr. Barr is currently President, CEO, & Director (1996-present) of Pacific North West Capital Corp.; Director (1989-present), President and CEO (1989-2004), Chairman & COO (2004-present), of CanAlaska Ventures Ltd.; President and CEO (1985-1999), Chairman and COO (1999-present), and Director (1985-present) of Freegold Ventures Limited; Director (1999-present), President & CEO (2003-2006), and Chairman and CEO (2006-present) of El Nino Ventures Inc.

BERNARD BARLIN - Director

Mr. Barlin has over 40 years experience in the mining industry and worked as a consulting metallurgist with Hudson Bay Mining and Smelter Company. He has a degree in Engineering from the University of Witwatersrand in Johannesburg, and is a registered professional engineer in Manitoba and the U.K. From 1986 – 1989.  Mr. Barlin is currently Director of CanAlaska Ventures Ltd. (1989-present); Pacific North West Capital Corp. (2000-present); El Nino Ventures Inc. (2004-present) and Freegold Ventures Limited (1985-present).

ALEXANDER WALCOTT - Director

Mr. Walcott has been active in the mineral exploration industry for the past 15 years.  He most recently attended the University of Alberta in the field of exploration geophysics while maintaining an active client base.

STEVE OAKLEY - Director

Mr. Oakley is currently the Managing Director of Opticom Technologies Inc., a leading manufacturer, developer and marketer of video security products.  He has been involved in the security industry since 1998 and has consulted on numerous projects for companies both domestically and internationally.

Prior to his involvement in the security industry, Mr. Oakley spent eight years as an independent contractor in the mineral exploration industry.  He also worked for BHP Minerals in the engineering department for two years prior to the closure of the Island Copper Mine on Vancouver Island.

PETER DASLER – Vice President, Business Development

Mr. Dasler has 30 years of experience in exploration geology including twenty years of geological consulting and contracting for junior and senior companies based out of Vancouver, BC.  Mr. Dasler is a graduate of the University of Canterbury, Christchurch, New Zealand with a Masters degree in exploration and engineering geology and is a member of the Professional Engineers and Geoscientists Association of BC.  His background includes senior geological positions in New Zealand, and Mine Manager of the 10 million ton per annum Taharoa Ironsand Mine, as well as management of junior exploration companies in Canada.  Mr. Dasler currently holds the positions of Vice President, Business Development for Pacific North West Capital Corp. (2003-present); and President & CEO of CanAlaska Ventures Ltd. (2004-present).

JOHN LONDRY – Vice President, Exploration

Mr. Londry received his BSc and MSc degrees in Geology from the University of Windsor. For the past 25 years Mr. Londry has been active in the mineral exploration and mining industry.  Mr. Londry’s considerable experience encompasses both grass roots and advanced stage exploration projects throughout Canada, the United States and South America. Mr Londry has held senior positions with Camflo, Noranda Exploration, Hemlo Gold Mines, and Battle Mountain Gold.  Mr. Londry currently holds the position of Vice President, Exploration for Pacific North West Capital Corp. (2004-present).

JAG SANDHU – VP, Corporate Finance

Mr. Sandhu is the Vice President of Corporate Finance for Pacific North West Capital Corp. For the past 10 years he has been involved in the capital markets. From March 2002 to October 2004 Mr. Sandhu was Vice President of Corporate Finance and Director of Nicer Canada Corp. From February 2000 to November 2001 Mr. Sandhu was the Chief Financial Officer and Director of Network Technology Professionals Inc. From September 1998 to January 2000, Mr. Sandhu was the Vice President of Corporate Development for Group West Systems Ltd. He holds a Bachelor of Arts Degree from Simon Fraser University with a major in Economics.

GORDON STEBLIN – Chief Financial Officer

Mr. Steblin, B. Comm., CGA, is currently the Chief Financial Officer of Pacific North West Capital Corp.  Freegold Ventures Limited, El Nino Ventures Inc. and CanAlaska Ventures Ltd. (2002-present) and accountant of Pacific North West Capital Corp. (1996-2002), Freegold Ventures Limited and CanAlaska Ventures Ltd. (1994-2002); and El Nino Ventures Inc. (1999-2002).

TARYN DOWNING – Corporate Secretary/VP, Administration

Ms Downing is an administrator with over 25 years experience in both the public and private sectors.  Ms. Downing is currently the Corporate Secretary and VP, Administration for Pacific North West Capital Corp. (1998-present), CanAlaska Ventures Ltd. (1995-present), Freegold Ventures Limited (1995–present) and El Nino Ventures Inc. (1999-present).

B.

Compensation

Executive Compensation

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

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of April 30, 2006.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr, President & CEO	2006 2005 2004	85,750 80,280 69,120	6,276 20,960 6,593	Nil Nil Nil	Nil 340,000(2) 53,334	Nil Nil 106,666	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, CFO	2006 2005 2004	35,400 34,700 43,930	3,570 11,400 6,593	Nil Nil Nil	Nil 118,000 40,000	Nil Nil 26,666	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Fees paid through a service company.

(2)

Of the 340,000 stock options granted in the financial year ended April 30, 2005, 170,000 were granted to Mr. Barr directly and 170,000 were granted to Canadian Gravity Recovery Inc., a wholly owned company of Mr. Barr.

Compensation of Executive Officers

See above summary compensation table.

The following table sets out the options granted to Directors and Executive Officers during the Company's most recently completed financial year.

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of Unexercised in the Money Options at April 30, 2006(1)	Expiry Date

Alex Walcott	100,000	$0.40	$4,000	Feb 3/11
Bernard Barlin	50,000	$0.40	$2,000	Feb 3/11
Steve Oakley	60,000	$0.40	$2,400	Feb 3/11
John Londry	50,000	$0.40	$2,000	Apr 19/11
TOTAL	260,000		$10,400

(1)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on April 30, 2006 of $0.44 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

Aggregated Option\SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option\SAR Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended April 30, 2006 and the number and value of unexercised options as at April 30, 2006.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable (e)
Harry Barr, CEO	Nil	Nil	948,000/0	Nil
Gordon Steblin, CFO	Nil	Nil	269,000/0	Nil

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on April 30, 2006 of $0.44 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

Option and SARs Cancelled/Expired to NEOs During the Most Recently Completed Financial Year.

The table below sets out the number of common shares of the Company cancelled/expired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended April 30, 2006.

Name	Date of Grant	Number Cancelled/Expired	Exercise Price	Expiry Date
Canadian Gravity Recovery Inc. (1)	December 15, 2000	39,000	$0.60	December 15, 2005

(1)

A private company wholly-owned by Harry Barr.

Options Granted to NEOs During the Most Recently Completed Financial Year

During the financial year ended April 30, 2006 no stock options were granted to NEOs.

Option Repricings to NEOs During the Most Recently Completed Financial Year

During the financial year ended April 30, 2006 no options to NEOs were repriced.

LTIPs – Awards in Most Recently Completed Financial Year

Other than the grant of stock options pursuant to the Company’s share option plan, the Company made no LTIP awards during the most recently completed financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

The NEOs do not have agreements with respect to their employment with the Company.  Refer to Compensation of Directors below disclosing the payments made by the Company.

During the year ended April 30, 2006, Harry Barr received $92,026 for management services and Gordon Steblin received $38,970 for accounting services.

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

Composition of the Compensation Committee

The Compensation Committee is comprised of Steve Oakley, Bernard Barlin, and Alexander Walcott.  None of these directors are officers or employees of the Company. The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation options, SARs securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company’s cash compensation to NEO’s tends to remain more or less constant, while any options, SARs security purchase programs are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, SARs, shares and units, the grants made in previous years, and the number that remain outstanding along with the amount of options remaining issuable under the Company’s stock option plan.

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

The Company’s Board of Directors, when determining cash compensation to the President and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as President and CEO, as well as personal risks and contributions to the Company’s success.  The President and CEO receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Securities Authorized for Issuance Under Equity Compensation Plans

During the fiscal year ended 2006, the Company maintained three incentive stock option compensation plans: a Stock Option Plan Amended August 23, 2004, a Stock Option and Incentive Plan dated August 24, 2005 and a Performance Share Plan, all of which have been previously approved by the shareholders of the Company and by the TSX.  The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at April 30, 2006.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,695,655	0.58	6,149,096
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	5,695,655	N/A	6,149,096

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending April 30, 2006.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Interest of Informed Persons in Material Transactions

None of the Directors, executive officers or other informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company or any of its subsidiaries, except as disclosed herein.

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

C.

Board Practices

Statement of Corporate Governance Practices

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of four directors.  All the proposed nominees are current directors.

Independence

Section 1.4 of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence.  Under MI 52-110, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of MI 52-110, three of the four members of the Board are independent.  The members who are independent are Bernard Barlin, Alexander Walcott and Steve Oakley.  Harry Barr is not independent by virtue of the fact that he was, within the past 3 years, an executive officer of the Company (Mr. Barr is the CEO of the Company from November 29, 1996 to present).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Harry Barr	CanAlaska Ventures Ltd. Freegold Venture Limited El Nino Ventures Inc.
Bernard Barlin	CanAlaska Ventures Ltd. Freegold Ventures Limited El Nino Ventures Inc.
Alexander Walcott	Nil
Steve Oakley	Nil

Meetings of Directors

The Board holds a minimum of four regular meetings each year, as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent Directors have not held a meeting at which non-independent Directors were not in attendance.

Chairman

In the year ended April 30, 2006, Harry Barr was the President and CEO.  Under MI 52-110, Mr. Barr is not independent by virtue of the fact that he is the President and CEO of the Company (November 29, 1996 to Present) (in order to be independent, Mr. Barr must not have been an executive officer of the Company in the last three years).

The Board has a written mandate which ensures that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.

Attendance Record

In the year ended April 30, 2006, the Board held five meetings and passed resolutions by way of consent resolutions on 22 different occasions.  All of the Directors attended all meetings and executed all consent resolutions.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by applicable corporate law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Position Description for President and CEO

The Board is in the process of developing a written position description for the Chairman and President of the Board.  The Board is also in the process of developing a written position description for the CEO.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and Directors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics, a copy of which is attached hereto as Exhibit 8.

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are in integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Steve Oakley, Chairman of the Audit Committee, Alexander Walcott and Bernard Barlin who are financially literate in accordance with national securities legislation.  Mr. Oakley is currently the Managing Director of Opticom Technologies Inc. and in such capacity is responsible for overseeing the financial affairs of the company; Mr. Alexander Walcott has extensive experience in the mineral resource sector.  For the past 15 years, Mr. Walcott has been conducting exploration geophysics throughout North, South and Central Americas.  Mr. Walcott attended the University of Alberta specializing in geophysics.  Mr. Bernard Barlin, B.Sc. (Eng.), P. Eng., C. Eng was a director or executive officer of public companies for over 30 years.

All of these directors are independent in accordance with the standards of director independence set out under MI 52-110.

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

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
April 30, 2006	$25,725	Nil	$6,915	Nil
April 30, 2005	$26,958	Nil	$4,204	Nil

Compensation Committee

In fiscal year ended 2006, the Board of Directors appointed a Compensation Committee composed of three directors: Steve Oakley, Alexander Walcott, and Bernard Barlin.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

In fiscal 2006, the Board of Directors appointed a Corporate Governance Committee composed of three directors: Steve Oakley, Alexander Walcott, and Bernard Barlin.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

Assessments

The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

D.

Employees

During the fiscal year ended April 30, 2006, the Company had no employees and 10 consultants.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.A above and the consultants of the Company.  The table below includes details of all options and warrants to purchase shares of the Company held by such persons:

	Grant Date	Expiry Date	Exercise Price	Number of Options

Directors and Officers	Feb 29/00	Feb 29/10	$0.83	140,000
	May 3/00	May 3/10	$0.60	285,000
	Dec 21/01	Dec 21/06	$0.60	60,000
	Dec 31/02	Dec 31/07	$0.60	320,000
	Sept 10/03	Sept 10/08	$0.76	295,000
	Feb 10/04	Feb 10/07	$1.00	40,000
	Nov 5/04	Nov 5/09	$0.60 / $0.70	932,000
	Feb 3/06	Feb 3/11	$0.40	210,000
	Apr 19/06	Apr 19/11	$0.40	50,000
				2,332,000
Employees and Consultants	Feb 29/00	Feb 29/10	$0.83	279,500
	May 3/00	May 3/10	$0.60	95,000
	Dec 21/01	Dec 21/06	$0.60	140,000
	Dec 31/02	Dec 31/07	$0.60	475,000
	Sept 10/03	Sept 10/08	$0.76	290,000
	Feb 10/04	Feb 10/07	$1.00	50,000
	Jul 1/04	Jul 1/07	$0.60	150,000
	Nov 5/04	Nov 5/09	$0.60 / $0.70	903,000
	Jul 13/05	Jul 13/10	$0.40	100,000
	Feb 3/06	Feb 3/11	$0.40	140,000
	Apr 19/06	Apr 19/11	$0.40	390,000
				3,012,500
				5,344,500

As at April 30, 2006, there were no Directors, Officers or Consultants that beneficially owned any warrants outstanding of the Company.

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans which have previously been approved by the shareholders: the 2004 Stock Option Plan, the 2005 Stock Option Plan and the Performance Share Plan.  These plans, which are detailed below, are maintained separate and apart from each other.

(a)

Stock Option Plan Amended August 23, 2004

The Company’s existing stock option plan, as amended August 23, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2004 Plan shall not exceed 6,324,200 shares.

Percentage of Issued and Outstanding Shares as of June 27, 2006

Shares issued upon exercise of incentive stock options	617,334	1.8%
Shares reserved for issuance pursuant to unexercised incentive stock options	5,464,500	15.5%
Unallocated shares available for future grants of incentive stock options	242,366	0.7%
TOTAL	6,324,200	18.0%

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

The 2004 Plan is administered by the Board in accordance with the terms of the 2004 Plan.  Pursuant to the 2004 Plan, the Board may grant options to key personnel upon such terms and conditions as the Board may determine in accordance with the terms of the 2004 Plan.  The Board will determine the option price (which must comply with TSX policies) and the term of the options, which may be up to 10 years in length.  Vesting provisions may be included at the discretion of the Board.  The total number of options granted to insiders may not exceed 10% of the issued and outstanding shares of the Company in any 12 month period and no insider may be granted options exceeding 5% of the issued and outstanding shares of the Company in any 12 month period.  Pursuant to the 2004 Plan, the maximum number of shares reserved for any on individual may not exceed 5% of the issued and outstanding share capital of the Company at the date of grant.  If an optionee’s relationship with the Company is terminated for cause, then such person’s options will terminate on the same day that the relationship ceases.  If an optionee’s relationship with the Company is terminated for any reason other than cause or death, then such person’s options will terminate on the same day that the relationship ceases unless the Board specifically allows an additional 30 day exercise period.  Upon death of an optionee, such optionee’s options may be exercised by the estate of the optionee for one year from the date of death or such longer period as the Board may determine at the time of grant of the options.

The 2004 Plan may be amended by the Board as it may deem proper and in the best interests of the Company, subject to prior approval of the TSX, provided that no such amendment shall impair any option previously granted under the 2004 Plan.

The Company intends to continue with the 2004 Plan until all allowable options have been granted.  Thereafter, the Company shall grant options pursuant to the 2005 SOI Plan.

(b)

August 24, 2005 Stock Option and Incentive Plan

The Company’s 2005 Stock Option and Incentive Plan (the “2005 SOI Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 SOI Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  No securities have been granted or issued under the 2005 SOI Plan as at the date of this Circular.

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

The 2005 SOI Plan provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 SOI Plan will be 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  The 2005 SOI Plan will take effect August 24, 2005 and terminate on August 24, 2015.

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

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,697,990 nominal value performance shares (1,116,940 in 2003; 1,581,050 in 2004).  To date 350,000 of those performance shares have been issued.  At the time of shareholder approval in 2003, the 1,116,940 shares represented 4.8% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,581,050 shares represented 5% of the Company’s then issued and outstanding shares.  As at June 27, 2006 the 2,697,990 performance shares represent 7.7% of the Company’s issued and outstanding shares.

These performance shares shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board. Vesting provisions may be imposed at the discretion of the Board at the date of issuance.  The value of the performance shares shall be determined by the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance. As at June 27, 2006, 250,000 performance shares have been allotted but not issued, which shares shall vest as to every six months the following may be issued; 50,000 shares; 50,000 shares; 75,000 shares; and 75,000 shares.  These 250,000 performance shares represent 0.7% of the Company’s issued and outstanding shares as at June 27, 2006.

The above 2,697,990 performance shares are separate from any performance shares that may be issued under the 2005 SOI Plan.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at April 30, 2006.

Number outstanding April 30/05	Granted	Exercised	Expired / Cancelled	Number Outstanding April 30/06	Exercise Price per Share	Expiry Date
419,500	-			419,500	$0.83	Feb 28/10
380,000	-			380,000	$0.60	May 3/10
214,000	-	-	(214,000)	-	$0.60	Dec 15/05
200,000	-			200,000	$0.60	Dec 21/06
795,000	-			795,000	$0.60	Dec 31/07
585,000	-			585,000	$0.76	Sept 10/08
90,000	-			90,000	$1.00	Feb 10/07
40,000	-		(40,000)	-	$0.80	Mar 18/06
150,000				150,000	$0.60	Jul 1/07
1,980,000			(145,000)	1,835,000	$0.60	Nov 5/09
-	100,000	-	-	100,000	$0.40	July 13/10
	350,000	-	-	350,000	$0.40	Feb 3/11
	440,000	-	-	440,000	$0.40	Apr 19/11
4,853,500			(399,000)	5,344,500

Stock Options

During the year ended April 30, 2006, there were 890,000 options granted and 399,000 cancelled or expired to directors, officers, consultants, and employees pursuant to the Company’s 2004 Plan.  As of April 30, 2006 there were 5,344,500 outstanding options issued under the Company’s 2004 Plan.

(i)

Options Granted During the Fiscal Year Ended April 30, 2006

The following table sets out the options granted to directors, executive officers and others during the Company’s most recently completed financial year.

Optionees	Number of Shares Subject to Option	Date of Grant	Exercise Price ($/Security)	Expiration Date
Employees/Consultants	100,000	July 13/05	0.40	July 13/10
Directors/Officers	210,000	Feb 3/06	0.40	Feb 3/11
Employees/Consultants	140,000	Feb 3/06	0.40	Feb 3/11
Directors/Officers	50,000	Apr 19/06	0.40	Apr 19/11
Employees/Consultants	390,000	Apr 19/06	0.40	Apr 19/11
TOTAL	890,000

(ii)

Options Exercised During the Fiscal Year Ended April 30, 2006

The following table sets out the financial value of options exercised during the Company’s most recently completed financial year by directors, executive officers and others.

During the year ended April 30, 2006, there were no options exercised by directors, executive officers or others.

(iii)

Options/SARs cancelled or expired by directors, executive officers, non-executive insiders and others in the financial year.

The following table sets out the options cancelled or expired during the Company’s most recently completed financial year by directors, executive officers and others.

Optionee	Number of Shares Cancelled	Date of Grant	Exercise Price ($/Security)	Expiration Date

Employees/Consultants	40,000	Mar 18/04	$1.00	Mar 18/06
Directors/Officers	79,000	Dec 15/00	$0.60	Dec 15/05
Employees/Consultants	135,000	Dec 15/00	$0.60	Dec 15/05
Employees/Consultants	145,000	Nov 5/04	$0.60/0.70	Nov 5/09
TOTAL	399,000

(iv)

Options/SARs amendments by directors, executive officers, non-executive insiders and others in the financial year.

During the year ended April 30, 2006, there were no stock option amendments to directors, executive officers, non-executive insiders or others.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s shares held by such persons as at June 27, 2006:

Shareholder Name And Address	Number Of Shares Held(1)	Percentage Of Issued Shares
CDS & Company 25th Esplanade Toronto, Ontario M5E 1W5	31,118,490	88.6%

Notes

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

(2)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2006, or proposed material transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year-ended April 30, 2006 financial statements.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual report contains the consolidated financial statements for the Company for the fiscal year ended April 30, 2006 which contain an Audit Report dated June 7, 2006.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the shares of the Company on the TSX Exchange for each of the last five full financial years are as follows:

The high and low market prices for the shares of the Company on the TSX Exchange for the five (5) most recent full financial years:

Year Ended	High	Low
May 2005 – April 2006	0.51	0.255
May 2004 – April 2005	0.71	0.33
May 2003 – April 2004	1.40	0.40
May 2002 – April 2003	0.75	0.40
May 2001 – April 2002	1.14	0.40

The high and low market prices for the shares of the Company on the TSX Exchange for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low
First Quarter July 2005	0.41	0.28
Second Quarter October 2005	0.34	0.255
Third Quarter January 2006	0.40	0.255
Fourth Quarter April 2006	0.51	0.31

First Quarter July 2004	0.71	0.48
Second Quarter October 2004	0.53	0.40
Third Quarter January 2005	0.49	0.39
Fourth Quarter April 2005	0.54	0.33

The high and low market prices for the shares of the Company on the TSX Exchange for the most recent six months:

Month Ended	High	Low
June 2006	0.50	0.33
May 2006	0.47	0.365
April 2006	0.51	0.34
Mar 2006	0.38	0.31
February 2006	0.42	0.33
January 2006	0.40	0.30

The high and low market prices for the shares of the Company on the TSX Exchange on the first trading day in the most recent six months:

Month Ended	High	Low
June 2006	0.46	0.425
May 2006	0.40	0.365
April 2006	0.38	0.35
Mar 2006	0.35	0.31
February 2006	0.42	0.385
January 2006	0.33	0.30

On April 30, 2006 the closing sale price of the common shares on the TSX Exchange was $0.44 per share.

Since October 31, 2001, the common shares of the Company have been listed on the OTC Bulletin Board.

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the five (5) most recent full financial years:

Year Ended	High	Low
May 2005– April 2006	0.50	0.20
May 2004 – April 2005	0.52	0.26
May 2003 – April 2004	1.025	0.70
May 2002 – April 2003	0.55	0.21

The high and low market prices for the shares of the Company on the OTC Bulletin Board for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low
First Quarter July 2005	0.335	0.236
Second Quarter October 2005	0.30	0.206
Third Quarter January 2006	0.50	0.20
Fourth Quarter April 2006	0.45	0.255

First Quarter July 2004	0.52	0.36
Second Quarter October 2004	0.44	0.315
Third Quarter January 2005	0.45	0.315
Fourth Quarter April 2005	0.45	0.26

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the most recent six months:

Month Ended	High	Low
June 2006	0.50	0.292
May 2006	0.47	0.3294
April 2006	0.45	0.255
Mar 2006	0.335	0.29
February 2006	0.395	0.29
January 2006	0.50	0.27

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the first trading day in the most recent six months:

Month Ended	High	Low
June 2006	0.405	0.38
May 2006	0.40	0.3294
April 2006	0.35	0.3054
Mar 2006	0.30	0.30
February 2006	0.395	0.3477
January 2006	0.27	0.27

On April 30, 2006 the closing sale price of the common shares on the OTCBB was $0.4114 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration.

The following table indicates the approximate number of record holders of common shares at June 27, 2006, the number of record holders of common shares with United States addresses and the portion and percentage of common shares so held in the United States.  On June 27, 2006, 35,132,452 common shares were outstanding.

Total Number of Registered Holders	Number of Registered U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares As at June 27, 2006
67	11	1,190,600	3.4%

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

C.

Markets

The Company’s common shares have traded on the TSX (and it’s predecessors, the Canadian Venture Exchange and the Vancouver Stock Exchange) since December 19, 1997 under the trade symbol “PFN” and the OTCBB from August 30, 2001 under the trade symbol PAWEF and on the Frankfurt Stock Exchange, Open Market under the symbol P7J.

D.

Selling Shareholders

This Form 20F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this section.

F.

Expense of the Issue

This Form 20F is being filed as an annual report under the Exchange Act and as such, there is no requirement to provide any information under this section.

G.

Performance Graph

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment – April 30, 2001 to April 30, 2006.

Price	30-Apr-2001	30-Apr-2002	30-Apr-2003	30-Apr-2004	30-Apr-2005	30-Apr-2006
PFN	0.94	0.71	0.42	0.60	0.335	0.44
%	100.00	75.53	44.68	63.83	35.64	46.81
TSX Composite Index	7946.63	7663.39	6586.07	8243.97	9369.30	12204.17
%	100.00	96.44	82.88	103.74	117.90	153.58

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of June 27, 2006, the Company has 35,132,452 common shares without par value issued and outstanding which are fully paid.

B.

Memorandum and Articles of Association

The Company’s Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under corporation number 262963. A copy of these Articles of Association and Memorandum were filed as an exhibit with the Company’s initial registration statement on Form 20F.

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

Passive Foreign Investment Company

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal year ended April 30,1997 and the fiscal years ended from April 30,1998 through April 30,2002 and April 30, 2006. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2006, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of April 30, 2006, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Harry Barr and the Company’s Chief Financial Officer, Gordon Steblin.  Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company’s period SEC filings.  There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

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

During the Company’s most recently completed financial year ended April 30, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the registrant’s assets that could have a material effect on the financial statements.

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

Composition of the Audit Committee

The following are members of the audit committee:

Steve Oakley, Bernard Barlin and Alexander Walcott.

Mr. Oakley is an independent member of the audit committee and is financially literate.

Mr. Oakley is currently the Managing Director of Opticom Technologies Inc. and in such capacity is responsible for overseeing the financial affairs of the company

Bernard Barlin is an independent member of the audit committee and is financially literate.

With Mr. Barlin’s extensive work history working with private and public companies as a director, Mr. Barlin has an understanding of internal controls and procedures for financial reporting.

Alex Walcott is an independent member of the audit committee and is financially literate.

Mr. Walcott has an understanding of internal controls and procedures for financial reporting.

ITEM 16B:

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s principal executive officer and principal financial officer and will provide to any person without charge, upon request by mail but may also be made by telephone, telecopier or other electronic means of communication, a copy of such code of ethics a copy of which is attached hereto as Exhibit 8.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two financial years for professional services rendered by the Company’s audit firm for various services.

Services	Year ended April 30, 2006	Year ended April 30, 2005

Audit Services	$25,725	$26,958
Audit – and review – related services	$-	$-
Tax services	$6,915	$4,204
All other services	$-	$-
	$32,640	$31,162

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

The following exhibits are filed as part of this Form 20F Annual Report for the year ended April 30, 2006.

Exhibit 1:

Financial Statements

Cover Sheet

Management’s Responsibility for Financial Reporting

Auditor’s Report dated June 7, 2006.

Consolidated Balance Sheet as at April 30, 2006 and 2005

Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended

April 30, 2006, 2005 and 2004

Consolidated Statement of Loss for the Fiscal Years Ended

April 30, 2006, 2005 and 2004, and cumulative amounts since inception to April 30, 2006

Consolidated Statement of Cash Flows for the Fiscal Years Ended

April 30, 2006, 2005 and 2004, and cumulative amounts since inception to April 30, 2006

Consolidated Schedule of Mineral Property Costs for the Fiscal Years Ended

April 30, 2006 and 2005

Notes to Consolidated Financial Statements

Exhibit 2:

Management Discussion and Analysis

Exhibit 3:

CEO Certification of Annual Filings During Transition Period

Exhibit 4:

CFO Certification of Annual Filings During Transition Period

Exhibit 5:

Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 6:

CEO Certification pursuant to 18 USC Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 7:

CFO Certification pursuant to 18 USC Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 8:

Pacific North West Capital Corp. Code of Business Conduct and Ethics

Exhibit 9:

Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer

Exhibit 10:

Notice of Meeting and Information Ciruclar

Exhibit 11:

Annual Report for the year ended April 30, 2006

Exhibit 12:

Proxy

Exhibit 13:

Supplemental

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated July 24, 2006

PACIFIC NORTH WEST CAPITAL CORP.

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer