Form 20-F
period 2007-04-30
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2007-08-03
CIK 1073238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

JULY 27, 2007

Registration Statement Pursuant to Section 12(b) Or (g) of the Securities Exchange Act of 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	APRIL 30, 2007
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
41,996,202 Shares
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

YES		NO	X

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
A. Directors and Senior Management	42
B. Compensation	44
C. Board Practices	48
D. Employees	52
E. Share Ownership	52

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	57
A. Major Shareholders	57
B. Related Party Transactions	57
C. Interests of Experts and Counsel	57

ITEM 8. FINANCIAL INFORMATION	57
A. Consolidated Statements and Other Financial Information	57
B. Significant Changes	57

ITEM 9. THE OFFER AND LISTING	58
A. Offer and Listing Details	58
B. Plan of Distribution	60
C. Markets	60
D. Selling Shareholders	60
E. Dilution	60
F. Expense of the Issue	60
G. Performance Graph	60

ITEM 10. ADDITIONAL INFORMATION	61
A. Share Capital	61
B. Memorandum and Articles of Association	61
C. Material Contracts	61
D. Exchange Controls	61
E. Taxation	62
F. Dividends and Paying Agents	68
G. Statements by Experts	68
H. Documents on Display	69
I. Subsidiary Information	69

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	69

PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	69

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	69

ITEM 14. MATERIAL MODICIATION STO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	69

ITEM 15. CONTROLS AND PROCEDURES	69

ITEM 16. (RESERVED)	70

ITEM 16A. AUDIT COMMITTEE FINANCIAL REPORT	70

ITEM 16B. CODE OF ETHICS	73

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	73

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	73

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	73

PART III

ITEM 17. FINANCIAL STATEMENTS	74

ITEM 18. FINANCIAL STATEMENTS	74

ITEM 19. EXHIBITS	74

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
EXHIBIT 7. CFO Certification pursuant to 18 USC Section 1350, adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
EXHIBIT 8. Pacific North West Capital Corp. Code of Business Conduct and Ethics
EXHIBIT 9. Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer

SIGNATURES	74

GLOSSARY

The following are definitions of mining terms and certain other terms used in this Statement.

Anglo Platinum	Anglo American Platinum Corporation Limited
Au	The chemical symbol for gold.
Assay	A chemical test performed on a sample of rocks or core to determine the amount of contained metals.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
Chalcopyrite	A sulphide mineral of copper and iron; an important ore mineral of copper.
Channel Sample	A sample from a small trench or channel, cut on a rock surface, usually about 5-10 cm wide and 2 cm deep, to provide accurate distribution of mineralization
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
Diabase	A common basic intrusive igneous rock usually occurring in dykes or sills.
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching and defining ore bodies
Falconbridge	Falconbridge Limited
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
gpt or g/t	Grams per tonne.
Induced Polarization	A geophysical survey method which measures the conductivity properties of rocks.
g/t Au	Grams per tonne gold.
Km	A measure of distance known as a kilometre.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Ni	The chemical symbol for nickel
Nickel	A hard white silver metallic chemical element
NSR	Net Smelter Returns.
opt	Ounce per tonne

Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated.
Oz	A measure of weight known as an ounce.
Pd	The chemical symbol for Palladium.
PGM	Platinum Group Metals.
PGE	Platinum Group Elements.
ppm	Parts per million.
Pt	The chemical symbol for Platinum.
RVI	River Valley Intrusion
SIC	Sudbury Igneous Complex
Sample	A small portion of rock or mineralization taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a rock or mineralization for analysis.
Strike	The bearing of a bed or layer of rock
Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

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

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the United States Generally Accepted Accounting Principles ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 11 to the April 30, 2007 Audited Financial Statements.

Selected Financial Data

(In Canadian Dollars)

	Year Ended April 2007	Year Ended April 2006	Year Ended April 2005	Year Ended April 2004	Year Ended April 2003

Canadian GAAP

Interest income	147,301	115,571	112,423	73,513	47,597
Project management fees	49,209	140,474	317,329	280,354	237,207
Net Loss	1,230,764	1,344,822	1,894,297	1,276,008	1,323,658
Loss per common share	(0.03)	(0.04)	(0.06)	(0.05)	(0.06)

Weighted Average No. Shares	37,743,307	34,553,930	31,733,575	25,151,992	20,811,158

Working capital	4,298,776	3,474,322	4,518,026	5,566,082	1,085,456
Mineral properties	2,795,717	2,072,383	1,336,348	534,529	330,172
Total assets	7,315,871	5,681,742	6,070,616	7,202,319	1,785,530
Capital stock	16,906,926	14,227,882	13,381,700	13,228,572	6,739,319
Dividends declared per share	-	-	-	-	-

Selected Financial Data

(In Canadian Dollars)

	Year Ended April 2007	Year Ended April 2006	Year Ended April 2005	Year Ended April 2004	Year Ended April 2003

US GAAP

Interest income	147,301	115,571	112,423	73,513	47,597
Project management fees	49,209	140,474	317,329	280,354	237,207
Net loss for period	2,257,084	2,468,506	2,696,116	1,480,365	1,367,014
Loss per common share	(0.06)	(0.07)	(0.08)	(0.05)	(0.07)
Weighted Average No. Shares	37,743,307	34,553,930	31,733,575	25,151,992	20,811,158

Working Capital	3,567,904	3,333,963	4,518,026	4,662,282	1,085,456
Mineral properties	-	-	-	-	-
Total assets	4,520,154	3,609,359	4,734,268	6,667,790	1,455,358
Capital stock	16,906,926	14,227,882	13,381,700	13,228,572	6,739,319
Dividends declared per share	-	-	-	-	-

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

(x)

Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2007, the Company had reserved, 5,185,791 common shares for issuance upon the exercise of warrants, incentive stock options and performance shares.  Such common shares represent a potential equity dilution of approximately 12% based upon the number of outstanding common shares at April 30, 2007, of 41,996,202.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  As at April 30, 2007, the Company had unlimited authorized but unissued and unreserved number of common shares.  Issuance of additional shares would be subject to stock exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, property exploration and general working capital requirements which issuances would be subject to regulatory approval.

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

The Company’s primary business is mineral exploration as such there is no assurance that a commercially viable deposit exists on any of the Company’s projects. Further exploration is necessary in order to determine if such a deposit may exist. In the event that a viable economic deposit is delineated considerable addition funds, drilling and engineering studies will need to be completed in order to determine the project’s economic viability.

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

C.

Organizational Structure

The Company is the sole shareholder of Pacific North West Capital Corp. USA.

D.

Property, Plants, and Equipment

ONTARIO, CANADA

(I)

River Valley Farm-In and Joint Venture Project

Property Description and Location

N
S
W
E
Lake Temagami
Maskinonge Lake
Wanapitei Lake
River Valley Project
River Valley
144
64
Whitewater Lake
Sudbury
17
Kelley Lake
17
69
Nepewassi Lake
Sturgeon Falls
0
4
8
16
Kilometers
River Valley Project
Pacific North West Capital / Anglo Platinum
PACIFIC NORTH WEST
ANGLO PLATINUM

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

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest. As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these consolidated financial statements.  As at 30 April 2007, $101,165 (2006 - $104,734) is receivable from the joint venture  ($100,000) payable on demand and management fees ($1,165).

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

The property is road accessible.

The claims have been legally surveyed, and the final lease approval is being reviewed by the different Ontario government Ministries.

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

Expiration Date of Claims

Township/Area	Claim Number	Claim Due Date	# of Units
DANA	1227988	2011-Oct-19	8	LBO
DANA	1227989	2011-Oct-19	8	LBO
DANA	1227990	2011-Oct-19	12	LBO
DANA	1227991	2011-Oct-19	10	LBO
DANA	1229216	2011-Oct-19	6	LBO
DANA	1229217	2011-Oct-19	16	LBO
DANA	1229218	2011-Oct-19	16	LBO
DANA	1229219	2011-Oct-19	12	LBO
DANA	1229220	2011-Oct-19	16	LBO
DANA	1229221	2011-Oct-19	16	LBO
DANA	1229222	2011-Oct-19	16	LBO
DANA	1229223	2011-Oct-19	12	LBO
DANA	1229224	2011-Oct-19	10	LBO
DANA	1229230	2011-Sep-21	16	LBO
DANA	1229231	2011-Sep-21	16	LBO
DANA	1229232	2011-Sep-21	14	LBO
PARDO	1229233	2011-Sep-21	16	LBO
PARDO	1229234	2011-Sep-21	6	LBO
DANA	1229380	2009-Jul-26	3	PFN
DANA	1229542	2011-May-07	6	PFN
DANA	1230038	2011-May-07	12	PFN
DANA	1237228	2011-May-25	8	PFN
DANA	1237304	2011-Apr-13	12	PFN
DANA	1237305	2011-Apr-13	8	PFN
DANA	1244338	2011-Jun-14	6	PFN
DANA	1244427	2011-Jun-05	7	PFN
DANA	1244435	2011-Jun-05	4	PFN
DANA	1244444	2011-Jun-05	16	PFN
PARDO	1244445	2011-May-07	8	PFN
PARDO	1244332	2011-May-07	8	PFN
PARDO	3017059c	2009-Apr-08	16	PFN
PARDO	3017060	2009-Apr-08	16	PFN
PARDO	3017061	2009-Apr-08	16	PFN
PARDO	3017062	2009-Apr-08	16	PFN
PARDO	3017085	2009-Apr-08	16	PFN
DANA	3004262	2010-Aug-29	2	PFN
DANA	3010281	2011-Oct-29	1	RAZOR
DANA	3010282	2011-Oct-29	1	RAZOR
DANA	1191268	2011-Oct 13	1	RAZOR
MCWILLIAMS	1229840	2011-Feb 12	9	RAZOR
JANES	1231107	2012-Dec-17	6	Western Front
JANES	1235822	2012-Dec-17	12	Western Front
JANES	1235888	2012-Dec-17	12	Western Front
JANES	1235889	2012-Dec-17	16	Western Front
JANES	1235891	2012-Dec-17	7	Western Front
JANES	1235892	2012-Dec-17	16	Western Front
JANES	1235893	2012-Dec-17	7	Western Front
JANES	1235894	2012-Dec-17	9	Western Front
JANES	1235896	2012-Dec-17	2	Western Front
DANA	1246498	2012-Jan-12	8	Western Front
JANES	1229744	2007-Dec-09	16	Washagami

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

In 2005-2006 (Phase 8), additional mapping and drilling was carried out.  In 2006 and 2007 (Phase 9), further mapping was completed and will continue with detail sampling..

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

Phase IX (2006):  A further program of detailed surface mapping and detail sampling was carried out on the western and southern portions of the property to further define geological features of interest to define future drill  targets.

Phase X (2007):  Surface mapping and detail sampling will continue in the southwestern portions of the property to define future drill  targets.

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

(II)

Sargesson Lake and Kelly-Davis Properties

Ownership

The two claims (31 units) were allowed to lapse.

(III)

West Timmins Nickel Project

West Timmins Project
N
Xstrata
Montcalm Mine
Land Position
Kidd Creek
Metallurgical Complex
Timmins
11
655
101
101
144
0
8
16
Kilometers
West Timmins
Project
Toronto
xstrata
nickel
PACIFIC NORTH WEST
CAPITAL CORP.

Ownership

By agreement dated 28 October 2004, the Company may earn up to a 100 % interest in the West Timmins Nickel Project from Falconbridge Inc. (now “Xstrata Nickel”).  The project is located in the Timmins region of Ontario.

Under the terms of the agreement, the Company, at its option, will spend $4,000,000 over a four-year period in order to vest with a 100% interest in the project.  Xstrata Nickel (Xstrata), for its part, will retain a 2% NSR and may, under certain circumstances, back in and earn a 50% interest by spending two and a half times the aggregate expenditure incurred by the Company within four years.  Falconbridge may further elect to earn an additional 10% interest by completing a feasibility study or incurring $20,000,000 expenditures on the property.  Under the agreement, the Company will act as operator effective 1 January 2005.

Minimum aggregate exploration expenditures of $4,000,000 must be completed by 31 December 2008, as follows:

On or before 31 December 2005	(completed)	$750,000
On or before 31 December 2006	(completed)	$1,500,000
On or before 31 December 2007	($1,986,563 to April 30, 2007)	$2,500,000
On or before 31 December 2008		$4,000,000

Under the agreement with Xstrata, PFN may earn up to a 100% interest in the West Timmins Project.  Under the terms of the agreement PFN will spend $4 million over a 4-year period in order to vest with a 100% interest in the Project. Xstrata will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first.  Under the agreement PFN acts as Project Operator.

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

Follow up linecutting and EM surveys were initiated.  Drill testing of the stronger geophysical and geochemical targets was carried out in early 2006.  The most significant drill results were received in an area 5km southwest of the Montcalm mine, where large zones of sulphide mineralization were intersected in an intrusive breccia.  Trace nickel and copper mineralization was intersected in parts of the zone.  PFN initiated a deep penetrating program of geophysical surveys to cover the extensive area between the successful drill holes and the mine area, and Xstrata agreed to continue the surveys on and over the mine on their property.  The surveys were laid out to look for sulphide mineral zones at depth associated with magnetic anomalies identified from the AeroTEM survey.

The Company has fulfilled the requirements of years 1 & 2 of the property option with the current work programs. Drill and geophysical programs in progress will test magnetic and related conductive targets south of the Montcalm Mine.

The West Timmins Project covers 355 square kilometres (87,720 acres) approximately 60kms west of Timmins, Ontario, Canada.

(IV)

South Renfrew

Ownership

The company  staked 6 claims (64 units – 2500 acres) in Raglan Township within the Raglan meta-gabbro mafic complex  in June, 2006.  The company has 100% interest in the ground which is in good standing to 2008.

The property covers at least one historical nickel copper showing which has returned values of up to 0.85% Ni and 1.90% Cu within a sulphide zone that is approximately 155 meters long and 6 to 15 meters wide.  Reconnaissance prospecting sampling and geochemical soil programs have been initiated over the property as well as the historical showing areas. Additional reconnaissance field work is planned to evaluate  the remaining parts of the property.

QUEBEC, CANADA

(I)

Glitter Lake Property, Quebec, Canada

Ownership

By agreement dated August 15, 2003, as amended April 30, 2005 and further amended on April 30, 2006, the Company can acquire, from CanAlaska Uranium Ltd. (CanAlaska), a company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15 August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15 August 2005	(paid)	20,000	-	-
On or before 28 May 2006	(issued)	-	20,000	-
On or before 15 April 2007		-	-	150,000
On or before 15 April 2008		-	-	200,000
On or before 15 April 2009		-	-	300,000
Total		$45,000	60,000	$700,000

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

In 2007 PFN and CVV have agreed to an extension of the option.  A field program of sampling historical core, stored on the property, is planned to help identify platinum group metal potential within the known mineralization.

James Bay
Glitter Lake
Matagami
N
S
W
E

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

(II)

Soquem –Taureau Project, Quebec, Canada

QUÉBEC
Grenville Province
Area of mutual interest
AMI of
SOQUEM INC./ Pacific Northwest
agreement
Plan No: 1

Taureau Project (1374)
August 2006

The Company announced June 30, 2006 that it had signed a Cooperation Agreement with SOQUEM Inc. ("SOQUEM") in order to conduct research on platinum properties in the southern portion in the Province of Quebec, Canada.

Under the terms of the Agreement, PFN and SOQUEM will participate in a 50/50 joint venture to research platinum properties in Quebec, in a designated Area of Mutual Interest ("AMI"), with the objective of identifying viable properties for further exploration.  PFN and SOQUEM will pool staffing and funding resources, and will share all technical data pertaining to properties located within the AMI.  The parties will have equal representation of 2 members each on a Technical Committee, which will be responsible for setting programs, budget, and schedule.  Furthermore, SOQUEM will act as Manager.  The first exploration program agreed upon between the parties was budgeted at $250,000 and was completed by the end of 2006.

In the event that a viable property is identified, the parties will contribute jointly to all staking and acquisition costs, or, if one party elects to do so independently, will do so at its own expense.  In that event, the other party is granted the right of first refusal to acquire a 50% interest in the property.  Exercise of this right would result in the creation of a new Joint Venture Agreement between the parties for the newly acquired property.

The 2006 assay results (1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62% Cu, and 0.35% Ni) from the Taureau evaluations justified staking a mafic intrusive and the flying of an airborne EM survey.  Additional magnetic bodies were identified with associated conductors that has resulted in more claims being acquired.  The 2007 programs will continue to evaluate  mafic intrusives in the AMI as well as the newly identified conductor trends.

NORTHWEST TERRITORIES, CANADA

(I)

Winter Lake

The company has staked 2 separate blocks of claims of approximately 87,000  acres in the 2 groups, MacKay Lake area of the Northwest Territories.  These claims cover similar geology as that where GGL Resources reported nickel values in a komatiitic environment.  The company will being carrying out a compilation of the new holdings with proposals to further evaluate the property on the ground later in the year.

SASKATCHEWAN, CANADA

(I)

Nickel Plat Project

The company has optioned and staked  properties 50 kilometers north of LaRonge Saskatchewan that contain a nickel copper occurrence within a sulphide rich (pyrrhotite, chalcopyrite and pyrite) gabbro intrusive plug.  Exploration work in the mid 1960s indicated an underground resource of 1.7 million tons grading 0.74% combined Nickel Copper and an open pit resource of 4.2 million tons grading 0.30% Nickel and 0.08% Copper (Non 43-101 compliant).

Under the terms of agreement, Pacific North West Capital may acquire a 100% interest in the Property, by committing up to $750,000 of exploration expenditures in three instalments over a three year period; make a total cash payment of up to $90,000 in four installments in a two year period, and issue a total of up to 300,000 common shares over a three year period. Upon the Optionee vesting with 100% interest in the Property, the Optionor shall retain 2% NSR.  The Optionee shall have the right to purchase a 1% NSR from the Optionor for $750,000. Advanced Royalty payments to the Optionor of $40,000 may be paid in a year for 3 years for a total of up to $120,000.

The company’s objective is to update the geological model, bring the initial resource to a 43‐101 compliant status. A geological program is planned to be followed up by a fall 2007 drill program. The Company is also in the process of evaluating the mineral potential of the area and acquiring more ground by staking.

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

(II)

Labrador Nickel Project

The company acquired claim groups some 60 kilometers north of the Voisey Bay copper-nickel deposit in the Province of Newfoundland and Labrador.   The properties tie onto the Benton Resources and Teck Cominco who are exploring the King Lake.

Nickel Project which is hosts to numerous high grade Nickel Copper showings (grab samples) that have returned up to 6.8% Cu & 1.9 % Ni .  They have recently completed an airborne geophysical survey which has located several new electromagnetic conductive anomalies.

The Company is currently finalizing its plans for its Phase One exploration program of data compilation and follow up ground evaluations.

ALASKA, USA

(I)

Union Bay Property, Alaska, USA

The project is located 20 miles west of Ketchikan, Alaska. The exploration target is an enriched platinum bearing zone within or peripheral to a dunite core.

Legend
Union Bay Claims
Salt Chuck Mine
Union Bay Fe Deposit
Map Area
N
W
E
S
0
Miles
6
ERNEST
STRAIT
Union Bay
Meyers Chuck
Salt Chuck
Tolstoi Mtn
Vixen Inlet
Vixen Hbr
Union Pt
Magnetic Pt
McHenry Ledge
Lemesurier Pt
Thorne Bay
Tolstoi Bay
Three Is
Black Bear Creek
PENINSULA
EVELAND
Cabins
Salt Chuck Mine
Loon Lake
Windfall Hbr

FIGURE 1: Location map for the Union Bay PGE prospect, Craig C1 and D1 quadrangles, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company could acquire, from Freegold, a company with certain directors and officers in common, an option to earn up to a 70% interest in the Property.

In order to earn its 50 % interest, the Company, purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (issued)	$-	30,000	$-
- On or before 1 July 2003 (paid / incurred	20,000	-	30,000
- On or before 30 January 2004 (issued)	-	30,000	-
- On or before 1 July 2004 (paid / incurred)	20,000	-	30,000
- On or before 1 July 2005 (paid / incurred)	30,000	-	340,000
- On or before 1 July 2006 (paid / incurred)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting with 50%. This election was not made.

As a term of the Agreement, the Company upon vesting with 50%, issued 253,586 shares at market value for $100,000 to Freegold. 134,538 shares were issued during the current year, the value of which was accounted in the previous year.

By Memorandum of Agreement dated 4 May 2007 Freegold and the Company confirmed their 50:50 interest in the Property. The Company will be the Project Operator.

(II)

Kane Property, Alaska

In a prior year the Company acquired certain mineral claims by staking in Alaska.

(III)

Goodnews Bay Property

By agreement dated January 1, 2006, the Company acquired, from Calista Corporation (“Calista”), a 100% interest in certain mineral claims knows as the Goodnews Bay property, located on the west coast of Alaska.

As consideration, the Company, at its option, must make payments and incur expenditures as follows:

			Payments		Exploration Expenditures
Upon execution of agreement	(paid)	US$	25,000	US$	-
On or before 31 December 2006	(incurred)		45,000		200,000
On or before 31 December 2007			55,000		250,000
On or before 31 December 2008			75,000		350,000
On or before 31 December 2009*			100,000		450,000
On or before 31 December 2010			-		700,000
Total		US$	300,000	US$

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

(IV) Tonsina Property

BEAUFORT SEA
Prudhoe Bay
RUSSIA
Anadyr
ALASKA
CANADA
Arctic Circle
Anarraaq
Red Dog
Nolan Creek
Arctic
Bornite
Cleary Hill
Dolphin
Fairbanks
Fort Knox
True North
Gil
Pogo
Rob
Mt. Distin
Rock Creek
Big Hurrah
Nome
Kaiyah
Yukon River
Liberty Bell
MAN
Illinois Cr.
Rainbow Hill
Nixon Fork
Golden Zone
White Gold
Longline
Brewery Cr.
Dublin Gulch
Dawson
Whitehorse
BRITISH COLUMBIA
Flat
Donlin Cr.
Anchorage
Tulsequah Chief
Kensington
Juneau
Greens Creek
GULF OF ALASKA
Tonsina
Shotgun
Pebble
BERING SEA
Kane Peak
Woewodski Is.
Salt Chuck
Duke Island
Union Bay
Goodnews Bay

FIGURE 1: Location of Pacific North West Capital's PGE prospects in Alaska. Data from Avalon Development, 2006.

The company has acquired a 7360 acre property in the Valdez quadrangle in South east Alaska on state select land.  The property covers prospective PGM mineralization within the Tonsina ultramafic intrusive complex.  Located approximately 6 kilometers south of the village of Tonsina and 110 kilometers north of Valdez.  Access is relatively good with bush roads 6 kilometers north to the Richardson Highway which connects Anchorage to Fairbanks.  Helicopters are still required to reach the higher elevations.

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

Twelve Months Ended April 30, 2007 Compared to Twelve Months Ended April 30, 2006

Overview

Business of Pacific North West Capital Corp

Pacific North West Capital Corp. is an exploration stage Company engaged in the acquisition, exploration and development of mineral properties of merit in Canada and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Pacific North West Capital Corp. for each of the three most recently completed financial years.  The information set forth below was extracted from and should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30
	2007	2006	2005
Total Revenues	$196,510	$264,895	$468,730
General and administrative expenses	1,548,266	1,365,123	1,880,425
Mineral property cash costs incurred	834,473	2,317,567	3,121,092
Mineral property cash costs recovered	-	(1,233,212)	(2,180,484)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(1,230,764) (0.03)	(1,344,822) (0.04)	(1,894,297) (0.06)
Totals Assets	7,315,871	5,681,742	6,070,616
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Results of operations

The year ended April 30, 2007 resulted in a net loss of $1,230,764 which compares with a loss of $1,344,822 for the same period in 2006. The loss for 2007 has been reduced by $302,986 (2006 - $387,649) by the tax benefit associated with the renounciation of flow-through shares.   General and administrative expenses for the year ended April 30, 2007 were $1,548,266 an increase of $183,143 over the same period in 2006. An aggregate stock-based compensation of $103,394 was recorded as compared to $204,879 in the previous year.  Stock-based compensation is broken down on the income statement according to the applicable expense category.  Interest and bank charges decreased by $28,508 as during the previous year the Company settled a dispute with the Canada Revenue Agency over the treatment of flow-through expenditures.  Mineral property costs of $84,668 were written off as the New Zealand project was sold and a further $82,515 of general exploration costs were written off.  All other general and administrative costs were relatively the same compared to the previous year. A foreign exchange gain of $5,089  was reported as compared to a loss of $167,069 for the previous year when the Company had approximately $1,000,000 in US funds for which the exchange rate was detrimental during the previous year. Project management fees of $49,209 were earned during the year as compared to $140,474 in the previous year.  This decrease in management fees was the result of reduced activity on the River Valley Joint Venture.  Interest income was $147,301, an increase of $31,730 over the same period in 2006 as the interest rate on deposits increased and the Company had more funds on deposit.

During the year ended April 30, 2007, the Company incurred mineral property cash costs of $834,473.  A exploration program on the mineral property option agreement with Xstrata in the Timmins area of Ontario cost $184,505 for cumulative expenditures of $1,805,966. A further $137,516 was incurred with Soquem on the Quebec properties. $151,124 was incurred on the Good News Bay Alaskan project and $132,046 was incurred on the Tonsina, Alaskan project.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $459,587 for the period ended April 30, 2007, an increase of $264,950 over the same period in 2006 as the Company increased public awareness of its projects in Europe and the United States.

Critical accounting estimates

A detailed summary of all of the Company’s significant accounting policies is included in note 1 to the financial statements for the year ended April 30, 2007.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

There are no changes in significant accounting policies. Refer to note 11(k) for new accounting pronouncements.

Auditors

The Company’s auditors for the year ended April 30, 2006, Staley, Okada & Partners, entered into a transaction with PricewaterhouseCoopers LLP during the past fiscal year.  The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ended April 30, 2007.

Financial Instruments and Other Instruments

Pacific North West Capital Corp.’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, portfolio investments, amount due from River Valley Joint Venture, accounts payable, accrued liabilities and cash call payable. Unless otherwise noted, it is management’s opinion that Pacific North West Capital Corp is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at 30 April 2007, there were 41,996,202 outstanding common shares compared to 35,112,452 outstanding shares at 30 April 2006.  As at 6 July 2007, there were 48,741,652 commons shares outstanding.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below.

A summary of the Company’s options at 30 April 2007 and the changes for the year are as follows:

Number outstanding 30 April 2006	Granted	Exercised	Expired	Cancelled	Number outstanding 30 April 2007	Exercise price per share	Expiry date
200,000	-	-	(200,000)	-	-	$0.60	21 December 2006
90,000	-	-	(90,000)	-	-	$1.00	10 February 2007
150,000	-	-	-	-	150,000	$0.60	1 July 2007
795,000	-	-	-	(55,000)	740,000	$0.60	31 December 2007
585,000	-	-	-	(40,000)	545,000	$0.76	10 September 2008
1,835,000	-	-	-	(260,000)	1,575,000	$0.60/$.70	5 November 2007/2009
419,500	-	-	-	-	419,500	$0.83	28 February 2010
380,000	-	-	-	-	380,000	$0.60	3 May 2010
100,000	-	-	-	-	100,000	$0.40	13 July 2010
350,000	-	-	-	(40,000)	310,000	$0.40	3 February 2011
440,000	-	-	-	(100,000)	340,000	$0.40	19 April 2011
-	50,000	-	-	-	50,000	$0.50	8 May 2011
-	20,000	-	-	-	20,000	$0.50	19 May 2011
-	50,000	-	-	(50,000)	-	$0.50	20 June 2011
-	75,000	-	-	-	75,000	$0.45	12 October 2011
-	150,000	-	-	-	150,000	$0.47	14 February 2009
-	150,000	-	-	(50,000)	100,000	$0.47	14 February 2012
5,344,500	495,000	-	(290,000)	(595,000)	4,954,500

During the year ended April 30, 2007, 2,697,990 performance shares were reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the Company.  To date, 400,000 performance shares have been issued at $0.01 per share.

Related party transactions

During the year ended April 30, 2007, the below related parties were paid the following: A total of $94,052 was paid to a Company controlled by the President and Director of the Company for management services; pursuant to an office lease agreement dated July 1, 2005, a total of $31,352 was paid to a Company controlled by the President and Director for office rent; a total of $28,727 was paid to a Company controlled by the Corporate Secretary of the Company for consulting services; a total of $33,331 was paid to a Company controlled by the Chief Financial Officer of the Company for accounting services;  a total of $48,000 was paid to a Company controlled by the Vice-President of Business Development of the Company for engineering and consulting fees;  a total of $48,150 was paid to a Company controlled by the Vice-President of Exploration of the Company for engineering and consulting services; and $32,042 in wages to the Vice-President, Corporate Finance.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $19,000 was paid to directors.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management is in the process of evaluating the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, management of the Company has determined that certain weaknesses existed in internal controls over financial reporting.  The existence of these weaknesses is mitigated by senior management monitoring which exists.  The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting.

Internal Controls and Procedures

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Company’s generally accepted accounting principles. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the fiscal year ended April 30, 2007. Management has determined that certain weaknesses existed in the design  of its internal control which is mitigated by senior management monitoring.. Management continues to review and refine its internal controls and procedures.

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

	Years Ended April 30
	2006	2005	2004
Total Revenues	$264,895	$468,730	$380,952
General and administrative expenses	1,365,123	1,880,425	1,473,225
Mineral property cash costs incurred	2,317,567	3,121,092	1,899,117
Mineral property cash costs recovered	(1,233,212)	(2,180,484)	(1,585,714)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(1,344,822) (0.04)	(1,894,297) (0.06)	(1,276,008) (0.05)
Totals Assets	5,681,742	6,070,616	7,202,319
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

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

Financial Instruments and Other Instruments

Pacific North West Capital Corp.’s financial instruments consist of cash, accounts receivable, investments, amount due from River Valley Joint Venture, accounts payable and cash call payable. Unless otherwise noted, it is management’s opinion that Pacific North West Capital Corp is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

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

Twelve Months Ended April 30, 2007 Compared to Twelve Months Ended April 30, 2006

At April 30, 2007, the Company’s working capital, defined as current assets less current liabilities, was $4,298,776 compared with working capital of $3,474,322 at April 30, 2006.  Flow-through funds of $730,872 must be spent before Dec. 31, 2007 on qualified Canadian mineral exploration, and are included in working capital.

During the year, the Company issued 6,572,104 shares for gross proceeds of $3,000,000 of which 1,889,362 were issued as flow-through shares in the amount of $888,000.  61,508 shares valued at $28,909 were issued as a finder’s fee in relation to the flow-through private placement.  A further 50,000 performance shares for proceeds of $500 with a fair value of $16,500 were issued.  45,600 warrants were exercised for proceeds of $13,680 and 154,538 shares were issued for mineral properties at a value of $8,000.

Subsequent to year-end, the Company closed a non-brokered private placement of 6,687,950 units for gross proceeds of $3,343,975.

The Company has a portfolio of investments with a book value of $115,772 and a market value of $592,841 as at April 30, 2007. The main investments consist of 485,688 shares of Freegold Ventures Limited and 196,600 shares of CanAlaska Uranium Ltd. which both have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 41,996,202 shares at April 30, 2007.

Outlook

Pacific North West Capital Corp currently has one joint venture agreement in which Kaymin Resources Limited (Anglo Platinum) is earning an interest in the Company’s River Valley project by carrying all costs and making exploration expenditures. The Company and Stillwater Mining Company (“Stillwater”) entered into an option agreement to spend US$ 4,000,000 by December 31, 2010 to earn 50% of the Goodnews Bay, Alaska property. Subsequent to year-end, the Company entered into an option agreement with Stillwater to spend US$500,000 on a reconnaissance project in Alaska. In the event Stillwater elects to continues participating in one or more projects, they will automatically be able to enter into one or more agreements identical to the Goodnews Bay agreement. The Company ended April 30, 2007 with a strong cash position that will enable it to continue its own exploration effects in the United States and Canada seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

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

F.

Tabular Disclosure of Contractual Obligations

Contractual commitments

Contractual Obligations(1)		Payments Due By Period
	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs
Management Agreement (2)	360,590	94,546	266,044	-	-
Office Lease	151,858	42,379	109,479	-	-
Total	$512,448	$136,925	$375,523	-	$ -

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

Name, Position in Company and Province or State and Country of Residence	Period(s) a Director of the Company
Harry Barr Vancouver, BC, Canada President, CEO & Director	Since 1996
Bernard Barlin Hampshire, UK Director	Since 2000

Name, Position in Company and Province or State and Country of Residence	Period(s) a Director of the Company
Alexander Walcott Vancouver , BC, Canada Director	Since 2004
Steve Oakley Vancouver, BC, Canada Director	Since 2006
Morris Medd Toronto, Ontario Director	Since 2007
Peter Dasler Delta, BC, Canada VP, Business Development	Since 2003
John Londry Ontario, Canada VP, Exploration	Since 2004
Gordon Steblin Richmond , BC, Canada Chief Financial Officer	Since 2003
Taryn Downing North Vancouver, BC, Canada Corporate Secretary	Since 1998

Additional details including principal occupation for the past five years of the above directors and executive officers are as follows:

Harry Barr – President, CEO and Director

Mr. Barr has been involved in the mining industry for over 25 years and has an extensive background in business management, corporate finance, and marketing.  Mr. Barr is currently President, CEO, & Director (1996-present) of Pacific North West Capital Corp.; Director (1989-2007), President and CEO (1989-2004), Chairman & COO (2004-2007), of CanAlaska Uranium Ltd.; President and CEO (1985-1999), Chairman and COO (1999-present), and Director (1985-present) of Freegold Ventures Limited; Director (1999-present), President & CEO (2003-2006), and Chairman and CEO (2006-2007) of El Nino Ventures Inc.

Bernard Barlin - Director

Mr. Barlin has over 40 years experience in the mining industry and worked as a consulting metallurgist with Hudson Bay Mining and Smelter Company. He has a degree in Engineering from the University of Witwatersrand in Johannesburg, and is a registered professional engineer in Manitoba and the U.K. From 1986–1989.  Mr. Barlin is currently Director of CanAlaska Uranium Ltd. (1989-present); Pacific North West Capital Corp. (2000-present); El Nino Ventures Inc. (2004-present) and Freegold Ventures Limited (1985-present).

Alexander Walcott - Director

Mr. Walcott has been active in the mineral exploration industry for the past 15 years.  He most recently attended the University of Alberta in the field of exploration geophysics while maintaining an active client base.

Steve Oakley - Director

Mr. Oakley has more than 10 years experience in the mining and mineral exploration field in North America.  He has been involved in the security industry since 1998 and has consulted on numerous projects for companies both domestically and internationally.

Prior to his involvement in the security industry, Mr. Oakley spent eight years as an independent contractor in the mineral exploration industry.  He also worked for BHP Minerals in the engineering department for two years prior to the closure of the Island Copper Mine on Vancouver Island.

Morris Medd– Director

Mr. Medd has an extensive background spanning over 40 years of mine contracting and development. He retired as President of the Redpath Group of Companies (1999-2004), a world leader in underground mine development and contract mining.  He has served on the board of the Ontario Mining Association.

Peter Dasler – Vice President, Business Development

Mr. Dasler has 30 years of experience in exploration geology including twenty years of geological consulting and contracting for junior and senior companies based out of Vancouver, BC.  Mr. Dasler is a graduate of the University of Canterbury, Christchurch, New Zealand with a Masters degree in exploration and engineering geology and is a member of the Professional Engineers and Geoscientists Association of BC.  His background includes senior geological positions in New Zealand, and Mine Manager of the 10 million ton per annum Taharoa Ironsand Mine, as well as management of junior exploration companies in Canada.  Mr. Dasler currently holds the positions of Vice President, Business Development for Pacific North West Capital Corp. (2003-present); and President & CEO of CanAlaska Uranium Ltd. (2004-present).

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

Gordon Steblin – Chief Financial Officer

Mr. Steblin, B. Comm., CGA, is currently the Chief Financial Officer of Pacific North West Capital Corp.  Freegold Ventures Limited, El Nino Ventures Inc. and CanAlaska Uranium Ltd. (2002-present) and accountant of Pacific North West Capital Corp. (1996-2002), Freegold Ventures Limited and CanAlaska Uranium Ltd. (1994-2002); and El Nino Ventures Inc. (1999-2002).

Taryn Downing – Corporate Secretary

Ms Downing is an administrator with over 25 years experience in both the public and private sectors.  Ms. Downing is currently the Corporate Secretary and VP, Administration for Pacific North West Capital Corp. (1998-present), CanAlaska Uranium Ltd. (1995-present), Freegold Ventures Limited (1995–present) and El Nino Ventures Inc. (1999-present).

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

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of April 30, 2007.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended April 30 (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr, President and CEO	2007 2006 2005	90,130 85,750 80,280	3,922 6,276 20,960	Nil Nil Nil	Nil Nil 340,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, CFO	2007 2006 2005	31,100 35,400 34,700	2,231 3,570 11,400	Nil Nil Nil	Nil Nil 118,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Fees paid through a service company.

Compensation of Executive Officers

See above summary compensation table.

There were no options granted to Directors and Executive Officers during the Company’s most recently completed financial year.

Options Granted to NEOs During the Most Recently Completed Financial Year

During the financial year ended April 30, 2007 no stock options were granted to NEOs.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SARS Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended April 30, 2007 and the number and value of unexercised options as at April 30, 2007.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at April 30, 2007 (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at April 30, 2007 ($)(2) Exercisable/Unexercisable (e)
Harry Barr, CEO	Nil	Nil	948,000/0	Nil
Gordon Steblin, CFO	Nil	Nil	244,000/0	Nil

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on April 30, 2007 of $0.43 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

Option and SARs Cancelled/Expired to NEOs During the Most Recently Completed Financial Year.

The table below sets out the number of common shares of the Company cancelled/expired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended April 30, 2007

Name	Date of Grant	Number Granted	Exercise Price	Expiry Date
Gordon Steblin	December 21, 2001	25,000	$0.60	December 21, 2006

Option Repricings

During the financial year ended April 30, 2007 no options to NEOs were repriced.

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

During the year ended April 30, 2007, Harry Barr received $94,052 for management services and Gordon Steblin received $33,331 for accounting services.

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

Composition of the Compensation Committee

The Compensation Committee is comprised of Bernard Barlin, Alexander Walcott, and Steve Oakley.  None of these directors are officers or employees of the Company. The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

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

Compensation of Directors

Commencing January 1, 2005 the directors were remunerated as follows: $500 per quarter, $500 per directors meeting and $500 per committee meeting.

During the year ended April 30, 2007 a total of $94,052 was paid to a company controlled by Harry Barr, President and Director of the Company for management services.

Securities Authorized for Issuance Under Equity Compensation Plans

During the fiscal year ended 2007, the Company maintained three incentive stock option compensation plans: the 2004 Plan, the 2005 Plan and a Performance Share Plan (all as defined below), all of which have been previously approved by the shareholders of the Company and by the TSX.  The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at April 30, 2007.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,185,791	0.59	6,489,096
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	5,185,791	N/A	6,489,096

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending April 30, 2007.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

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

Appointment Of Auditors

The Company’s auditors for the year ended April 30, 2006, Staley Okada & Partners, entered into a transaction with PricewaterhouseCoopers LLP.  The Directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending April 30, 2007.  PricewaterhouseCoopers LLP will be nominated at the Company’s Annual General Meeting for election as the Company’s auditors for the ensuing year.  Remuneration of PricewaterhouseCoopers LLP is to be determined by the Company’s Board of Directors.

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

Board of Directors

The Board is currently composed of five directors.  All the proposed nominees are current directors.

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

Applying the definition set out in section 1.4 of MI 52-110, four of the five members of the Board are independent.  The members who are independent are Bernard Barlin, Alexander Walcott, Morris Medd and Steve Oakley.  Harry Barr is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Barr has been the CEO of the Company since November 29, 1996.

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Harry Barr	CanAlaska Uranium Ltd. Freegold Ventures Limited El Nino Ventures Inc.
Bernard Barlin	CanAlaska Uranium Ltd. Freegold Ventures Limited El Nino Ventures Inc.
Morris Medd	Freegold Ventures Limited El Nino Ventures Inc.

Meetings of Directors

The Board holds a minimum of four regular meetings each year, as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent Directors have not held a meeting at which non-independent Directors were not in attendance.

Chairman

In the year ended April 30, 2007, Harry Barr was the President and CEO.  Under MI 52-110, Mr. Barr is not independent by virtue of the fact that he is the President and CEO of the Company (November 29, 1996 to Present) (in order to be independent, Mr. Barr must not have been an executive officer of the Company in the last three years).

The Board has a written mandate which ensures that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.

Attendance Record

In the year ended April 30, 2007, the Board held three meetings and passed resolutions by way of consent resolutions on 27 different occasions.  All of the Directors attended all meetings and executed all consent resolutions.

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

Position Description for President and CEO

The Board is in the process of developing a written position description for the Chairman of the Board and the President of the Company.  The Board is also in the process of developing a written position description for the CEO.

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

Ethical Business Conduct

Information regarding the Code of Business Conduct and Ethics may be found in Item 19 of this Form 20F.

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

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Steve Oakley, Chairman of the Audit Committee, Alexander Walcott and Bernard Barlin who are financially literate in accordance with national securities legislation.  Mr. Oakley has more than 10 years experience in the mining and mineral exploration field in North America and has been involved in the development and management of private sector companies; Mr. Alexander Walcott has extensive experience in the mineral resource sector.  For the past 15 years, Mr. Walcott has been conducting exploration geophysics throughout North, South and Central Americas.  Mr. Walcott attended the University of Alberta specializing in geophysics. Mr. Bernard Barlin, B.Sc. (Eng.), P. Eng., C. Eng was a director or executive officer of public companies for over 30 years.

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

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

April 30, 2007	$28,500	$3,300	$900	Nil
April 30, 2006	$25,725	Nil	$6,915	Nil

Compensation Committee

In fiscal year ended 2007, the Board of Directors appointed a Compensation Committee composed of three directors: Steve Oakley, Alexander Walcott, and Bernard Barlin.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

In fiscal 2007, the Board of Directors appointed a Corporate Governance Committee composed of three directors: Steve Oakley, Alexander Walcott, and Bernard Barlin.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

Assessments

The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

D.

Employees

During the fiscal year ended April 30, 2007, the Company had no employees and 10 consultants.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.A above and the employees/consultants of the Company.  The table below includes details of all options and warrants.  As of April 30, 2007, the Company had 231,291 warrants outstanding.  Of these warrants outstanding, no warrants are held by the persons listed in subsection 6A or the  employees/consultants of the Company.

	Grant Date	Expiry Date	Exercise Price	Number of Options

Directors and Officers	Feb 29/00	Feb 29/10	$0.83	140,000
	May 3/00	May 3/10	$0.60	285,000
	Dec 31/02	Dec 31/07	$0.60	320,000
	Sept 10/03	Sept 10/08	$0.76	275,000
	Nov 5/04	Nov 5/09	$0.60 / $0.70	832,000
	Feb 3/06	Feb 3/11	$0.40	210,000
	Apr 19/06	Apr 19/11	$0.40	50,000
	May 8/06	May 8/11	$0.50	50,000
				2,162,000

Employees and Consultants	Feb 29/00	Feb 29/10	$0.83	279,500
	May 3/00	May 3/10	$0.60	95,000
	Dec 31/02	Dec 31/07	$0.60	420,000
	Sept 10/03	Sept 10/08	$0.76	270,000
	Jul 1/04	Jul 1/07	$0.60	150,000
	Nov 5/04	Nov 5/09	$0.60 / $0.70	743,000
	Jul 13/05	Jul 13/10	$0.40	100,000
	Feb 3/06	Feb 3/11	$0.40	100,000
	Apr 19/06	Apr 19/11	$0.40	290,000
	May 19/06	May 19/11	$0.50	20,000
	Oct 12/06	Oct 12/11	$0.45	75,000
	Feb 14/07	Feb 14/09	$0.47	150,000
	Feb 14/07	Feb 14/12	$0.47	100,000
				2,792,500
				4,954,500

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans which have previously been approved by the shareholders: the 2004 Plan, the 2005 Plan and the Performance Share Plan (all as defined below).  These plans, which are detailed below, are maintained separate and apart from each other.

(a)

2004 Stock Option Plan (Amended August 23, 2004)

The Company’s 2004 stock option plan, as amended August 23, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2004 Plan shall not exceed 6,324,200 shares.

Percentage of Issued and Outstanding Shares as of July 3, 2007

Shares issued upon exercise of incentive stock options	674,834	1.4%
Shares reserved for issuance pursuant to unexercised incentive stock options	5,649,366	11.6%
Unallocated shares available for future grants of incentive stock options	0	0%
TOTAL	6,324,200	13.0%

The 2004 Plan was adopted to advance the interests of the Company and its shareholders by affording key personnel, upon whose judgment, initiative and effects the Company relies for the successful conduct of the Company’s business, an opportunity for investment in the Company and the incentive advantages inherent in the share ownership in the Company.  The 2004 Plan authorizes the Board to grant options to key personnel selected by the Board, upon considering criteria such as employment position or other relationship with the Company, duties and responsibilities, ability, productivity, length of service or association, morale, interest in the Company, recommendations by supervisors and other matters.

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

All allowable options have now been granted under the 2004 Plan and, accordingly, any new options shall be granted by the Company under the 2005 Plan (see below).    The 2004 Plan shall only remain in effect until all outstanding options have either been exercised or expired.

(b)

2005 Stock Option and Incentive Plan (August 24, 2005)

The Company’s 2005 Stock Option and Incentive Plan dated August 24, 2005 (the “2005 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  Details of this plan are indicated below.

Percentage of Issued and Outstanding Shares as of July 3, 2007

Shares issued upon exercise of incentive stock options	0	0
Shares issued upon exercise of performance shares	0	0
Shares reserved for issuance for unexercised incentive stock options	747,634	1.5%
Shares reserved for issuance for the unexercised performance shares	0	0
Unallocated shares available for future grants of incentive stock options	2,691,106	5.5%
TOTAL	3,438,740	7%

2005 Plan - General

The purpose of the 2005 Plan is to attract and retain the best available personnel for positions with the Company, to provide incentives and awards to eligible persons under the plan, and to promote the success of the Company’s business.  Incentive benefits that may be granted under the 2005 Plan include:  stock options (tax qualified and non-tax qualified); stock awards, restricted stock, stock appreciation rights, performance shares/units; grant or sale of compensation related restricted shares or deferred shares, cash awards or other incentives that may be determined by the Board in future.

The 2005 Plan will be administered by the Board in accordance with the terms of the 2005 Plan.

The 2005 Plan provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 Plan will be 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  The 2005 Plan will terminate on August 24, 2015.

Incentives under the 2005 Plan may be granted only to such directors, officers, employees, consultants, advisors or other eligible participants as determined by the Board (collectively, the “Participants”).  No individual may receive incentive grants exceeding 5% of issued and outstanding capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

The 2005 Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or TSX policies:  an increase in the fixed percentage of shares subject to the 2005 Plan and any change in the definition of Participant (i.e., persons that may receive options or awards under the 2005 Plan).

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

Subject to applicable laws and TSX policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the 2005 Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award.  Any such loans may be forgiven by the Company at the discretion of the Board.

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

Deferred Shares

Deferred shares are an award of the right to receive shares at the end of a specified deferral period, upon fulfillment during the deferral period of pre-set performance conditions, all of which terms and conditions will be determined by the Board at the time of grant or sale of the deferred shares.

Performance Shares

Performance shares or units may be issued to a Participant upon the achievement of specified objectives set by the Board upon terms and conditions set by the Board.  At the time of this information circular, there are no performance shares allotted to be issued pursuant to the terms of the 2005 Plan.

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,697,990 nominal value performance shares (1,116,940 in 2003; 1,581,050 in 2004).  These performance shares are separate from any performance shares that may be issued under the 2005 Plan.  To date 400,000 of these performance shares have been issued.  At the time of shareholder approval in 2003, the 1,116,940 shares represented 4.8% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,581,050 shares represented 5% of the Company’s then issued and outstanding shares.  As at July 3, 2007, the 2,697,990 performance shares represent 5.5% of the Company’s issued and outstanding shares.

These performance shares have been and shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company due to their particular expertise, management experience, operations experience, financial capacity, industry profile or other such characteristics. Vesting provisions have been and may be imposed at the discretion of the Board at the date of issuance.  The value of the performance shares shall be determined by the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance. As at July 3, 2007, no performance shares have been allotted.

Percentage of Issued and Outstanding Shares as of July 3, 2007

Shares issued upon exercise of performance shares	400,000	0.8%
Shares reserved for issuance for the unexercised performance shares	0	0%
Unallocated shares available for future grants of incentive stock options	2,297,990	4.7%
TOTAL	2,697,990	5.5%

The above 2,697,990 performance shares are separate from any performance shares that may be issued under the 2005 Plan.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at April 30, 2007.

Number outstanding 30 April 2006	Granted	Exercised	Expired	Cancelled	Number outstanding 30 April 2007	Exercise price per share	Expiry date
200,000	-	-	(200,000)	-	-	$0.60	21 December 2006
90,000	-	-	(90,000)	-	-	$1.00	10 February 2007
150,000	-	-	-	-	150,000	$0.60	1 July 2007
795,000	-	-	-	(55,000)	740,000	$0.60	31 December 2007
585,000	-	-	-	(40,000)	545,000	$0.76	10 September 2008
1,835,000	-	-	-	(260,000)	1,575,000	$0.60/$.70	5 November 2007/2009
419,500	-	-	-	-	419,500	$0.83	28 February 2010
380,000	-	-	-	-	380,000	$0.60	3 May 2010
100,000	-	-	-	-	100,000	$0.40	13 July 2010
350,000	-	-	-	(40,000)	310,000	$0.40	3 February 2011
440,000	-	-	-	(100,000)	340,000	$0.40	19 April 2011
-	50,000	-	-	-	50,000	$0.50	8 May 2011
-	20,000	-	-	-	20,000	$0.50	19 May 2011
-	50,000	-	-	(50,000)	-	$0.50	20 June 2011
-	75,000	-	-	-	75,000	$0.45	12 October 2011
-	150,000	-	-	-	150,000	$0.47	14 February 2009
-	150,000	-	-	(50,000)	100,000	$0.47	14 February 2012
5,344,500	495,000	-	(290,000)	(595,000)	4,954,500

During the year ended April 30, 2007, there were 495,000 options granted and 595,000 cancelled and 290,000 expired to directors, officers, consultants, and employees pursuant to the Company’s 2004 Plan.  As of April 30, 2007 there were 4,954,500 outstanding options issued under the Company’s 2004 Plan.

The following table sets out the options granted to directors, executive officers and others during the Company’s most recently completed financial year.

Optionees	Number of Shares Subject to Option	Date of Grant	Exercise Price ($/Security)	Expiration Date
Employees/Consultants	50,000	May 8/06	0.50	May 8/11
Employees/Consultants	20,000	May 19/06	0.50	May 19/11
Employees/Consultants	50,000	June 20/06	0.50	June 20/11
Employees/Consultants	75,000	Oct 12/06	0.45	Oct 12/11
Employees/Consultants	150,000	Feb 14/07	0.47	Feb 14/12
Employees/Consultants	150,000	Feb 14/07	0.47	Feb 14/209
TOTAL	495,000

The following table sets out the financial value of options exercised during the Company’s most recently completed financial year by directors, executive officers and others.

During the year ended April 30, 2007, there were no options exercised by directors, executive officers or others.

The following table sets out the options cancelled during the Company’s most recently completed financial year by directors, executive officers and others.

Optionee	Number of Shares Cancelled	Date of Grant	Exercise Price ($/Security)	Expiration Date
Employees/Consultants	55,000	Dec 31/02	$0.60	Dec 31/07
Employees/Consultants	40,000	Sept 10/03	$0.76	Sept 10/08
Employees/Consultants	160,000	Nov 5/04	$0.60/$0.70	Nov 5/09
Directors/Officers	100,000	Nov 5/04	$0.60/$0.70	Nov 5/09
Employees/Consultants	40,000	Feb 3/06	$0.40	Feb 3/11
Employees/Consultants	100,000	Apr 19/06	$0.40	Apr 19/11
Employees/Consultants	50,000	June 20/06	$0.50	June 20/11
Employees/Consultants	50,000	Feb 14/07	$0.47	Feb 14/12
TOTAL	595,000

The following table sets out the options expired during the Company’s most recently completed financial year by directors, executive officers and others.

Optionee	Number of Shares Expired	Date of Grant	Exercise Price ($/Security)	Expiration Date
Employees/Consultants	140,000	Dec 21/01	$0.60	Dec 21/06
Directors/Officers	60,000	Dec 21/01	$0.60	Dec 21/06
Employees/Consultants	50,000	Feb 10/04	$1.00	Feb 10/07
Directors/Officers	40,000	Feb 10/04	$1.00	Feb 10/07
TOTAL	290,000

During the year ended April 30, 2007, there were no stock option amendments to directors, executive officers, non-executive insiders or others.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare Investor Services and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at July 3, 2007, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held(1)	Percentage Of Issued Shares
CDS & Company 25th Esplanade Toronto, Ontario M5E 1W5	33,189,014	68.09%
Stillwater Mining Company 1321 Discovery Drive Billings, MT 59102	5,050,692	10.36%

Notes

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2007, or proposed material transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year-ended April 30, 2007 financial statements.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual report contains the consolidated financial statements for the Company for the fiscal year ended April 30, 2007 which contain an Audit Report dated July 10, 2007.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the shares of the Company on the TSX Exchange for each of the last five full financial years are as follows:

The high and low market prices for the shares of the Company on the TSX Exchange for the five (5) most recent full financial years:

Year Ended	High	Low
May 2006 – April 2007	0.50	0.27
May 2005 – April 2006	0.51	0.255
May 2004 – April 2005	0.71	0.33
May 2003 – April 2004	1.40	0.40
May 2002 – April 2003	0.75	0.40

The high and low market prices for the shares of the Company on the TSX Exchange for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low
First Quarter July 2006	0.50	0.33
Second Quarter October 2006	0.385	0.28
Third Quarter January 2007	0.48	0.27
Fourth Quarter April 2007	0.495	0.32

First Quarter July 2005	0.41	0.28
Second Quarter October 2005	0.34	0.255
Third Quarter January 2006	0.40	0.255
Fourth Quarter April 2006	0.51	0.31

The high and low market prices for the shares of the Company on the TSX Exchange for the most recent six months:

Month Ended	High	Low
June 2007	0.80	0.52
May 2007	0.61	0.385
April 2007	0.495	0.33
March 2007	0.41	0.32
February 2007	0.43	0.34
January 2007	0.41	0.31

The high and low market prices for the shares of the Company on the TSX Exchange on the first trading day in the most recent six months:

Month Ended	High	Low
June 2007	0.59	0.54
May 2007	0.43	0.405
April 2007	0.36	0.33
March 2007	0.41	0.36
February 2007	0.39	0.345
January 2007	0.38	0.37

On April 30, 2007 the closing sale price of the common shares on the TSX Exchange was $0.43 per share.

Since October 31, 2001, the common shares of the Company have been listed on the OTC Bulletin Board.

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the five (5) most recent full financial years:

Year Ended	High	Low
May 2006– April 2007	0.50	0.201
May 2005– April 2006	0.50	0.20
May 2004 – April 2005	0.52	0.26
May 2003 – April 2004	1.025	0.70
May 2002 – April 2003	0.55	0.21

The high and low market prices for the shares of the Company on the OTC Bulletin Board for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low
First Quarter July 2006	0.50	0.292
Second Quarter October 2006	0.352	0.24
Third Quarter January 2007	0.49	0.201
Fourth Quarter April 2007	0.45	0.2717

First Quarter July 2005	0.335	0.236
Second Quarter October 2005	0.30	0.206
Third Quarter January 2006	0.50	0.20
Fourth Quarter April 2006	0.45	0.255

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the most recent six months:

Month Ended	High	Low
June 2007	0.75	0.497
May 2007	0.639	0.347
April 2007	0.45	0.2764
March 2007	0.39	0.2717
February 2007	0.367	0.273
January 2007	0.39	0.2716

The high and low market prices for the shares of the Company on the OTC Bulletin Board for the first trading day in the most recent six months:

Month Ended	High	Low
June 2007	0.60	0.502
May 2007	0.40	0.362
April 2007	0.3013	0.2764
March 2007	0.341	0.31
February 2007	0.335	0.30
January 2007	0.349	0.32

On April 30, 2007 the closing sale price of the common shares on the OTCBB was $0.395 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration.

The following table indicates the approximate number of record holders of common shares at July 3, 2007, the number of record holders of common shares with United States addresses and the portion and percentage of common shares so held in the United States.  On July 3, 2007, 48,741,652 common shares were outstanding.

Total Number of Registered Holders	Number of Registered U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares As at July 3, 2007
87	14	5,873,342	12.05%

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

G.

Performance Graph

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment – April 30, 2002 to April 30, 2007.

	30-Apr-2002	30-Apr-2003	30-Apr-2004	30-Apr-2005	30-Apr-2006	30-Apr-2007
PFN	0.71	0.42	0.60	0.335	0.44	0.43
%	75.53	44.68	63.83	35.64	46.81	60.56
TSX Composite Index	7663.39	6586.07	8243.97	9369.30	12204.17	13416.68
%	96.44	82.88	103.74	117.90	153.58	175.07

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of July 3, 2007, the Company has 48,741,652 common shares without par value issued and outstanding which are fully paid.

B.

Memorandum and Articles of Association

The Company’s Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under corporation number C0699625. A copy of these Articles of Association and Memorandum were filed as an exhibit with the Company’s initial registration statement on Form 20F.

The Company was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 29, 1996.  The Company amended its articles by certificate of amendment dated October 22, 1997 to remove the private company restrictions.  On July 13, 2004 the Company continued out of the Province of Alberta into the Province of British Columbia.

C.

Material Contracts

During the year ended April 30, 2007 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

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

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission' s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company’s most recently completed financial year ended April 30, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

Services	Year ended April 30, 2007	Year ended April 30, 2006

Audit Services	$28,500	$25,725
Audit – and review – related services	$3,300	$-
Tax services	$900	$6,915
All other services	$-	$-
	$32,700	$32,640

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

The following exhibits are filed as part of this Form 20F Annual Report for the year ended April 30, 2007.

Exhibit 1:

Financial Statements

Management’s Responsibility for Financial Reporting

Auditor’s Report dated July 10, 2007

Former Auditor’s Report dated June 7, 2006

Consolidated Balance Sheet as at April 30, 2007 and 2006

Consolidated Statements of Changes in Shareholders’ Equity for the Fiscal Years Ended

April 30, 2007, 2006 and 2005

Consolidated Statement of Loss for the Fiscal Years Ended

April 30, 2007, 2006 and 2005, and cumulative amounts since inception to April 30, 2007

Consolidated Statement of Cash Flows for the Fiscal Years Ended

April 30, 2007, 2006 and 2005, and cumulative amounts since inception to April 30, 2007

Consolidated Schedule of Mineral Property Costs for the Fiscal Years Ended

April 30, 2007 and 2006

Notes to Consolidated Financial Statements

Exhibit 2:

Management Discussion and Analysis

Exhibit 3:

CEO Certification of Annual Filings

Exhibit 4:

CFO Certification of Annual Filings

Exhibit 5:

Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 6:

Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 7:

CEO Certification pursuant to 18 USC Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 8:

CFO Certification pursuant to 18 USC Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 9:

Pacific North West Capital Corp. Code of Business Conduct and Ethics

Exhibit 10:

Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer

Exhibit 11:

Notice of Meeting and Information Ciruclar

Exhibit 12:

Annual Report for the year ended April 30, 2007

Exhibit 13:

Proxy

Exhibit 14:

Supplemental

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:

July 27, 2007

PACIFIC NORTH WEST CAPITAL CORP.

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer