Form 20-F
period 2008-04-30
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2008-07-30
CIK 1073238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

JULY 28, 2008

Registration Statement Pursuant to Section 12(b) Or (g) of the Securities Exchange Act of 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	APRIL 30, 2008
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
61,658,008 Shares
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

YES		NO	X

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	48
A. Directors and Senior Management	48
B. Compensation	50
C. Board Practices	56
D. Employees	59
E. Share Ownership	60
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	65
A. Major Shareholders	65
B. Related Party Transactions	66
C. Interests of Experts and Counsel	66
ITEM 8. FINANCIAL INFORMATION	66
A. Consolidated Statements and Other Financial Information	66
B. Significant Changes	66
ITEM 9. THE OFFER AND LISTING	66
A. Offer and Listing Details	66
B. Plan of Distribution	68
C. Markets	68
D. Selling Shareholders	69
E. Dilution	69
F. Expense of the Issue	69
G. Performance Graph	69
ITEM 10. ADDITIONAL INFORMATION	69
A. Share Capital	69
B. Memorandum and Articles of Association	70
C. Material Contracts	70
D. Exchange Controls	70
E. Taxation	70
F. Dividends and Paying Agents	77
G. Statements by Experts	77
H. Documents on Display	77
I. Subsidiary Information	77
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	78

PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	78

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	78

ITEM 14. MATERIAL MODICIATION STO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	78

ITEM 15. CONTROLS AND PROCEDURES	78

ITEM 16. (RESERVED)	79

ITEM 16A. AUDIT COMMITTEE FINANCIAL REPORT	79

ITEM 16B. CODE OF ETHICS	82

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	82

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	82

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	82

PART III

ITEM 17. FINANCIAL STATEMENTS	82

ITEM 18. FINANCIAL STATEMENTS	82

ITEM 19. EXHIBITS	83

EXHIBIT 1. Financial Statements
EXHIBIT 2. Management Discussion & Analysis
EXHIBIT 3. Pacific North West Capital Corp. Code of Business Conduct and Ethics
EXHIBIT 4. Change of Auditors Package
EXHIBIT 5. Notice of Meeting
EXHIBIT 6. Information Circular
EXHIBIT 7. Supplemental Request Form
EXHIBIT 8. Proxy
EXHIBIT 9. Consent of Independent Registered Public Accounting Firm
SIGNATURES AND CERTIFICATIONS	83

GLOSSARY

The following are definitions of mining terms and certain other terms used in this Statement.

Anglo Platinum	Anglo American Platinum Corporation Limited
Au	The chemical symbol for gold
Assay	A chemical test performed on a sample of rocks or core to determine the amount of contained metals
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals
Chalcopyrite	A sulphide mineral of copper and iron; an important ore mineral of copper
Channel Sample	A sample from a small trench or channel, cut on a rock surface, usually about 5-10 cm wide and 2 cm deep, to provide accurate distribution of mineralization
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face
Diabase	A common basic intrusive igneous rock usually occurring in dykes or sills
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching and defining ore bodies
Falconbridge	Xstrata Canada Corporation formerly Falconbridge Limited
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica
gpt or g/t	Grams per tonne.
Induced Polarization	A geophysical survey method which measures the conductivity properties of rocks
g/t Au	Grams per tonne gold
Kaymin	Kaymin Resources Limited, a wholly-owned subsidiary of Anglo Platinum
Km	A measure of distance known as a kilometre
Mineralization	The concentration of metals and their chemical compounds within a body of rock
Ni	The chemical symbol for nickel
Nickel	A hard white silver metallic chemical element
NSR	Net Smelter Returns
opt	Ounce per tonne

Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated
Oz	A measure of weight known as an ounce
Pd	The chemical symbol for Palladium
PGM	Platinum Group Metals
PGE	Platinum Group Elements
ppm	Parts per million
Pt	The chemical symbol for Platinum
RVI	River Valley Intrusion
SIC	Sudbury Igneous Complex
Sample	A small portion of rock or mineralization taken so that the metal content can be determined by assaying
Sampling	Selecting a fractional but representative part of a rock or mineralization for analysis
Strike	The bearing of a bed or layer of rock
Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source
Xstrata	Xstrata Canada Corporation formerly Falconbridge Limited

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

Pacific North West Capital Corp. ("PFN" or the "Company") has a limited history of operations and has not generated any operating revenues. The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company.  This information should be read in conjunction with the Company's financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date the Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the United States Generally Accepted Accounting Principles ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 12 to the April 30, 2008 Audited Financial Statements.

Selected Financial Data

(In Canadian Dollars)

	Year Ended April 2008	Year Ended April 2007	Year Ended April 2006	Year Ended April 2005	Year Ended April 2004

Canadian GAAP

Interest income	314,082	147,301	115,571	112,423	73,513
Project management fees	297,622	49,209	140,474	317,329	280,354
Net Loss	883,378	1,230,764	1,344,822	1,894,297	1,276,008
Loss per common share	(0.02)	(0.03)	(0.04)	(0.06)	(0.05)

Weighted Average No. Shares	53,358,393	37,743,307	34,553,930	31,733,575	25,151,992

Working capital	10,088,901	4,298,776	3,474,322	4,518,026	5,566,082
Mineral properties	6,622,731	2,795,717	2,072,383	1,336,348	534,529
Total assets	17,087,029	7,315,871	5,681,742	6,070,616	7,202,319
Capital stock	25,677,015	16,906,926	14,227,882	13,381,700	13,228,572
Dividends declared per share	-	-	-	-	-

Selected Financial Data

(In Canadian Dollars)

	Year Ended April 2008	Year Ended April 2007	Year Ended April 2006	Year Ended April 2005	Year Ended April 2004

US GAAP

Interest income	314,082	147,301	115,571	112,423	73,513
Project management fees	297,622	49,209	140,474	317,329	280,354
Net loss for period	5,112,912	2,257,084	2,468,506	2,696,116	1,480,365
Loss per common share	(0.10)	(0.06)	(0.07)	(0.08)	(0.05)
Weighted Average No. Shares	53,358,393	37,743,307	34,553,930	31,733,575	25,151,992

Working Capital	8,031,041	3,567,904	3,333,963	4,518,026	4,662,282
Mineral properties	-	-	-	-	-
Total assets	8,406,438	4,520,154	3,609,359	4,734,268	6,667,790
Capital stock	26,170,170	16,906,926	14,227,882	13,381,700	13,228,572
Dividends declared per share	-	-	-	-	-

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

(ii)

Lack of Cash Flow and Non-Availability of Additional Funds

The Company's properties are currently being explored or assessed for exploration and as a result, the Company has no source of operating cash flow.  The Company has limited financial resources and there is no assurance that if additional funding were needed, that it would be available to the Company on terms and conditions acceptable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in current properties.  The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.  The Company’s joint venture partner Kaymin, a fully owned subsidiary of Anglo Platinum, is currently funding the exploration program on the River Valley property.   The Company is also currently exploring the West Timmins Nickel Project in conjunction with joint venture partner  Xstrata Canada Corporation formerly Falconbridge Limited (Falconbridge).

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

None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations.  As a result there can be no assurance that the Company will be able to develop any of its properties profitably or that its activities will generate positive cash flow.  The Company has not declared or paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is through the sale of its common shares.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property.  While the Company may generate additional working capital through the operation, sale or possible joint venture expansion of its properties, there is no assurance that any such funds will be available for operations.

(iii)

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, of PGMs and other metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage.  The Company does have $10,000,000 commercial general liability insurance covering its operations.  Payment of any liabilities in excess of its insurance could have a materially adverse effect upon the Company's financial condition.

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

(x)

Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2008, the Company had reserved, 16,199,153 common shares for issuance upon the exercise of warrants, incentive stock options and performance shares.  Such common shares represent a potential equity dilution of approximately 26% based upon the number of outstanding common shares at April 30, 2008, of 61,658,008.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  As at April 30, 2008, the Company had an unlimited number of authorized but unissued and unreserved number of common shares.  Issuance of additional common shares would be subject to stock exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, property exploration and general working capital requirements which issuances would be subject to regulatory approval.

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

Work on the Union Bay property is carried out in accordance with the necessary permits from the U.S. Forest Service.

Work on the Good News Bay property is carried out in accordance with the necessary permits and under agreements with local land and native corporations.

(xiii)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Company is a Canadian corporation and is governed in its conduct by the Laws of Canada.  All of its directors are residents of Canada and all its assets are located in Canada and United States.

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

The Company's registered and executive office is located at 2303 West 41st Avenue, Vancouver, British Columbia Canada V6M 2A3, telephone number (604) 685-1870.  The Company is a reporting issuer in the Province of Alberta, British Columbia and Ontario, Canada.  The Company’s common shares traded on the Toronto Venture Exchange since December 19, 1997 under the trading symbol “PFN” and on the Toronto Stock Exchange from June

8, 2001 under the trading symbol “PFN” and on the OTCBB from August 30, 2001 under the trading symbol “PAWEF” and are included for trading on the Frankfurt Stock Exchange, Open Market under the trading symbol P7J.

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
16
Kilometers
River Valley Project
Pacific North West Capital / Anglo Platinum
PACIFIC NORTH WEST
ANGLO PLATINUM

Ownership

By agreement dated July 14, 1999, the Company granted to Kaymin, a wholly owned subsidiary of Anglo Platinum, an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property in the Sudbury Region of Ontario.  During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest.  As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these consolidated financial statements.  As at 30 April 2008, $Nil, (2007 - $101,165), is receivable from the joint venture for an unsecured advance payable which is non-interest bearing and due on demand.

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

a)

River Valley Property.  By an agreement dated January 15, 1999 and amended March 11, 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration the Company issued 600,000 common shares over four years and made cash payments of $265,000 to the optionors.

The property is subject to a total 3% NSR.  The Company can purchase up to 2% of the NSR from the vendors for $2,000,000.  Under the joint venture with Kaymin, both PFN and Kaymin hold a 50% interest in these claims.

In addition to the River Valley Property, the Company holds various other properties which together comprise the River Valley Joint Venture property as follows:

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

The Company entered into an Option to Purchase agreement dated February 23, 1999, as amended, whereby the Company could earn a 100% interest by making cash payments of $28,200.  The Company has made these payments and holds a 100% ownership interest in the property.

The property is subject to a 2% NSR. There are no plans to expend monies on this portion of the property at this time.

e)

Razor Property.  The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District for a consideration of $30,000. The property is subject to a 2% NSR.

f)

Western Front Property.  By agreement dated November 16, 2001, the Company has acquired a 70% interest in certain mineral claims from a company (the Optionor) that previously had certain directors in common.  As consideration the Company, paid $55,000 and issued 20,000 common shares to the Optionors. In addition an exploration expenditure of $50,000 was completed. The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the Optionor. The property is subject to a 3% NSR the first 1% of which the Company can purchase for $1,000,000 the second 1% can be purchased for $2,000,000. The Company and the Optionor will share the NSR buyout privileges in proportion to their respective interest.

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

Expiration Date of Claims

Township/Area	Claim Number	Claim Due Date	# of Units
DANA	1227988	2011-Oct-19	8	LBO
DANA	1227989	2011-Oct-19	8	LBO
DANA	1227990	2011-Oct-19	12	LBO
DANA	1227991	2011-Oct-19	10	LBO
DANA	1229216	2011-Oct-19	6	LBO
DANA	1229217	2011-Oct-19	16	LBO
DANA	1229218	2011-Oct-19	16	LBO
DANA	1229219	2011-Oct-19	12	LBO
DANA	1229220	2011-Oct-19	16	LBO
DANA	1229221	2011-Oct-19	16	LBO
DANA	1229222	2011-Oct-19	16	LBO
DANA	1229223	2011-Oct-19	12	LBO
DANA	1229224	2011-Oct-19	10	LBO
DANA	1229230	2011-Sep-21	16	LBO
DANA	1229231	2011-Sep-21	16	LBO
DANA	1229232	2011-Sep-21	14	LBO
PARDO	1229233	2011-Sep-21	16	LBO
PARDO	1229234	2011-Sep-21	6	LBO
DANA	1229380	2009-Jul-26	3	PFN
DANA	1229542	2011-May-07	6	PFN
DANA	1230038	2011-May-07	12	PFN
DANA	1237228	2011-May-25	8	PFN
DANA	1237304	2011-Apr-13	12	PFN
DANA	1237305	2011-Apr-13	8	PFN
DANA	1244338	2011-Jun-14	6	PFN
DANA	1244427	2011-Jun-05	7	PFN
DANA	1244435	2011-Jun-05	4	PFN
DANA	1244444	2011-Jun-05	16	PFN
PARDO	1244445	2011-May-07	8	PFN
PARDO	1244332	2011-May-07	8	PFN
PARDO	3017059c	2009-Apr-08	16	PFN
PARDO	3017060	2009-Apr-08	16	PFN
PARDO	3017061	2009-Apr-08	16	PFN
PARDO	3017062	2009-Apr-08	16	PFN
PARDO	3017085	2009-Apr-08	16	PFN
DANA	3004262	2010-Aug-29	2	PFN
DANA	3010281	2011-Oct-29	1	RAZOR
DANA	3010282	2011-Oct-29	1	RAZOR
DANA	1191268	2011-Oct 13	1	RAZOR
MCWILLIAMS	1229840	2011-Feb 12	9	RAZOR
JANES	1231107	2012-Dec-17	6	Western Front
JANES	1235822	2012-Dec-17	12	Western Front
JANES	1235888	2012-Dec-17	12	Western Front
JANES	1235889	2012-Dec-17	16	Western Front
JANES	1235891	2012-Dec-17	7	Western Front
JANES	1235892	2012-Dec-17	16	Western Front
JANES	1235893	2012-Dec-17	7	Western Front
JANES	1235894	2012-Dec-17	9	Western Front
JANES	1235896	2012-Dec-17	2	Western Front
DANA	1246498	2012-Jan-12	8	Western Front
JANES	1229744	2008-Dec-09	16	Washagami

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

The updated mineral resource estimate was completed by Ron Simpson of Geosim Services Inc., in conjunction with John Londry, VP Exploration for PFN.  Resource block modeling was carried out by Geosim based upon geological modeling conducted in-house by PFN, and incorporated all diamond drilling to March 31, 2005 (86,557 metres of drilling and 422 drill holes).

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

Exploration programs completed on the property during 2007 were directed towards evaluating the potential of PGE mineralization within central portion of the River Valley Intrusive. The programs of prospecting, geologiacal mapping, stripping, and channel sampling were designed to determine the continuity of indicated surface mineralization. The leasing process of the property continued.  The budget was set at 525,000 dollars.

(II)

Sargesson Lake and Kelly-Davis Properties

Ownership

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

(III)

West Timmins Nickel Project

Ownership

By agreement dated October 28, 2004 as amended, the Company may earn up to a 100 % interest in the West Timmins Nickel Project from Falconbridge Inc. (now “Xstrata Nickel”).  The project is located in the Timmins region of Ontario.

West Timmins Project
N
Xstrata
Montcalm Mine
Land Position
Kidd Creek
Metallurgical Complex
Timmins
11
655
101
101
144
0
8
16
Kilometers
West Timmins
Project
Toronto
xstrata
nickel
PACIFIC NORTH WEST
CAPITAL CORP.

Under the terms of the agreement, the Company, at its option, will spend $4 million over a five-year period in order to vest with a 100% interest in the project.  Xstrata Nickel (Xstrata), for its part, will retain a 2% NSR and may, under certain circumstances, back in and earn a 50% interest by spending two and a half times the aggregate expenditure incurred by the Company within five years.  Falconbridge may further elect to earn an additional 10% interest by completing a feasibility study or incurring $20 million expenditures on the property.  Under the agreement, the Company will act as operator effective January 1, 2005.

Minimum aggregate exploration expenditures of $4 million was to be completed by December 31, 2008.  This commitment has been extended to December 31, 2009 to complete additional exploration programs as follows:

On or before December 31, 2005	(completed)	$750,000
On or before December 31, 2006	(completed)	$1,500,000
On or before December 31, 2007	(completed)	$2,500,000
On or before December 31, 2009	(3,093,967 incurred)	$4,000,000

Under the agreement with Xstrata, PFN may earn up to a 100% interest in the West Timmins Project.  Under the terms of the agreement PFN will spend $4 million over a five (5) year period in order to vest with a 100% interest in the Project. Xstrata will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first.  Under the agreement PFN acts as Project Operator.

The Company’s exploration activities on the West Timmins Nickel Project are focused on nickel and associated metals. In addition to airborne geophysical surveys completed in late 2004, a detailed compilation of the historical work in the MFI was completed and has been used to help evaluate and prioritize conductors identified by the AeroTEM survey. In cooperation with Falconbridge, seven priority conductor anomalies have been identified based on geophysical responses, relation to the Montcalm deposit, geological settings and previous work over the conductors.

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

The Company has fulfilled the requirements of years 1, 2 & 3 of the property option with the current work programs. Drill and geophysical programs in progress will tested magnetic and related conductive targets south of the Montcalm Mine.

The West Timmins Project covers 355 square kilometres (87,720 acres) approximately 60kms west of Timmins, Ontario, Canada.

During the year, diamond drill programs tested deep and shallow geophysical targets across the property.  New deep penetrating EM surveys have begun to evaluate favorable geological stratigraphy.  Any defined conductors will be drilled later in 2008.

(IV)

Raglan Hills (formerly South Renfrew)

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

During the year, the Company entered into a joint venture agreement with First Nickel Inc. to evaluate the claims as well as their adjoining claims as one property.  Each company will participate in working the property as a 50:50 joint venture.  Expenditures and programs on the project will be determined by an annual joint management committee meeting.

(V)

Coldwell Properties, Ontario

Ownership

During the year, the Company acquired 91 mineral claims (1250 units – 320,000 acres) by staking in the Coldwell Area near Marathon Ontario.

During the year, an airbourne survey and lake bottom sediment survey were completed to indicate targets for follow-up ground evaluation in 2008.

(VI)

Goodchild Property, Ontario

Ownership

During the year, the Company acquired 28 mineral claims (415 units – 106,000 acres) by staking in the north east of the Coldwell Area near Marathon Ontario.

(VII)

Walsh Township, Ontario

Ownership

By agreement dated January 1, 2008 the Company may earn up to a 100 % interest in the Walsh Township Option.  The property is located in the Coldwell Area of northern Ontario.

Under the terms of the agreement, the Company, at its option, will keep the claims in good standing over a three-year period in order to vest with a 100% interest in the project after making total payments of $60,000 and issuing 190,000 common shares. If the project continues beyond the three years the prospectors will be paid $25,000 in each of year four and five as an advanced royalty on any production

As consideration, the Company, at its option, must issue common shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	60,000	$-
On or before 1st January 2009		10,000	60,000	-
On or before 1st January, 2010		15,000	40,000	-
On or before 1st January, 2011		25,000	30,000	-
Total		$60,000	190,000	$-

An additional 100,000 common shares will be issued upon vesting of 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1% NSR for $1,000,000.

(VIII)

East Sudbury Property, Ontario

Ownership

During the year, the Company acquired 124 mineral claims (1638 Units – 419,000 Acres) by staking in the Sudbury area of Ontario.

(IX)

Swayze Joint Venture, Ontario

Ownership

During the year, the Company acquired claims by staking in Kenogaming Township (in the Swayze Greenstone Belt), Ontario. In March, 2008 the Company entered into a three year joint venture agreement with Benton Resources Corp. to evaluate the claims that both parties held in the Swayze Greenstone Belt.  It is proposed that the exploration budget over the three years will be $1,200,000 with the first years budget of $400,000.  Total holdings in the Swayze Area includes 3 properties (45 claims (534 Units – 137,000acres)).

Any additional claims acquired in the Swayze Greenstone Belt would be included in the joint venture.  Each company will participate in working the properties as a 50:50 joint venture.  Expenditures and programs on the properties will be determined by an annual joint management committee meeting.

(X)

North Duluth Property, Ontario

Ownership

During the year, the Company spent $3,038 related to the acquisition of the 10 mineral claims (81 units – 20,800 Acres) in the Crystal Lake Area south of Thunder Bay, Ontario.  As of April 30, 2008, the Company was still in the process of acquiring title to these staked mineral claims.

QUEBEC, CANADA

(I)

Glitter Lake Property, Quebec, Canada

Ownership

By agreement dated August 15, 2003, as amended April 30, 2005, April 30, 2006 and further amended on April 1, 2008, the Company can acquire, from CanAlaska Uranium Ltd. (CanAlaska), a company that previously had certain directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the Company, at its option, must issue common shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15 August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15 August 2005	(paid)	20,000	-	-
On or before 28 May 2006	(issued)	-	20,000	-
On or before 15 April 2007	(completed)	-	-	150,000
On or before 15 April 2009*	(14,953 paid)	-	-	200,000
On or before 15 April 2010*		-	-	300,000
Total		$45,000	60,000	$700,000

*

the expenditure commitments for 2008 and 2009 have been extended to 2009 and 2010 pursuant to the April 1, 2008 amendment

Upon the Company having vested with a 50% interest by completing the aforementioned payments and obligations, the Company may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within 2 years of having vested.  In the event the Company does not complete a bankable feasibility study within two years, the Company agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest the Company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election.  In the event that the bankable feasibility study indicates an Internal Rate of Return (IRR) in excess of 15%, the Company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before the Company vests with a 50% interest, the Company will issue common shares to the value of $100,000 to CanAlaska, within 15 days of the Company becoming vested, or such amount which will result in having the Company spent $1 million in exploration expenditures.

The property is subject to 1.5% NSR payable to a third party.  The Company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

During the year PFN and CanAlaska have agreed to an extension of the option.  A field program of sampling historical core, stored on the property, is planned to help identify platinum group metal potential within the known mineralization.

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

(II)

SOQUEM –Taureau & Chenneville Projects, Quebec, Canada

QUÉBEC
Grenville Province
Area of mutual interest
AMI of
SOQUEM INC./ Pacific Northwest
agreement
Plan No: 1

Taureau Project (1374)
August 2006

The Company announced June 30, 2006 that it had signed a Cooperation Agreement with SOQUEM Inc. ("SOQUEM") in order to conduct research on platinum properties in the southern portion in the Province of Quebec, Canada.

Under the terms of the agreement, PFN and SOQUEM will participate in a 50:50 joint venture to research platinum properties in Quebec, in a designated Area of Mutual Interest ("AMI"), with the objective of identifying viable properties for further exploration.  PFN and SOQUEM will pool staffing and funding resources, and will share all technical data pertaining to properties located within the AMI.  The parties will have equal representation of 2 members each on a Technical Committee, which will be responsible for setting programs, budget, and schedule.  Furthermore, SOQUEM will act as Manager.  The first exploration program agreed upon between the parties was budgeted at $250,000 and was completed by the end of 2006.

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

The 2007 programs continued to evaluate mafic intrusives in the AMI.  The conductor trends identified from the airbourne survey in the Chenneville area were staked (254 mineral claims – 15,200 acres) and evaluated. The Chenneville Project was initiated to followup on the PGE-Cu-Ni mineralization located in 2006.  Additional followup ground work on the Taureau and Cheneville Project areas will have to be completed in 2008.

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

Nickel Plats Project

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

By agreement dated April 30, 2007, the Company can acquire, from Diamond Hunter Ltd. a 100% interest in the property, by committing up to $750,000 of exploration expenditures in three instalments over a three year period; make a total cash payment of up to $90,000 in four installments in a two year period, and issue a total of up to 300,000 common shares over a three year period.  Upon the Company vesting with 100% interest in the Property, the Optionor shall retain 2% NSR.  The Company shall have the right to purchase a 1% NSR from the Optionor for $750,000. Advanced Royalty payments to the Optionor of $40,000 may be paid in a year for 3 years for a total of up to $120,000.  The Company, at its option, must issue common shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued/ completed)	30,000	75,000	200,000
On or before 30 April 2009		30,000	75,000	250,000
On or before 30 April 2010		-	75,000	300,000
On or before 30 April 2011		40,000	-	-
On or before 30 April 2012		40,000	-	-
On or before 30 April 2013		40,000	-	-
Total		$210,000	300,000	$750,000

The Company’s objective is to update the geological model, bring the initial resource to a 43-101 compliant status. A geological program is planned to be followed up by a fall 2007 drill program. The Company is also in the process of evaluating the mineral potential of the area and acquiring more ground by staking.

During the year, the project was evaluated and a compilation was begun to understand the setting of the mineralization as well as develop an approach to test the the known mineralization and other targets that are developed from the work.  Five mineral claims (123,000 acres) were staked around the Nickel Plat Project as well as in the vicinity.   An airbourne is planned for early 2008 to cover the properties.

N
0
4
Kilometers
N
Gochager
Lake
RESOURCE (NON-43-101)
1968: 4.26 M Tons
@0.30%Ni + 0.08%Cu
1990: 1.70 M Tons
@0.74% Ni+Cu
Saskatchewan
La Ronge
Prince
Albert
Saskatoon
Regina
La Ronge
Legend
PFN Options
PFN Staked
0
8
16
Kilometers
PACIFIC NORTH WEST
CAPITAL CORP.
PROPERTY LOCATION
MAP

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

(II)

Labrador Nickel Project

The Company acquired claim groups some 60 kilometers north of the Voisey Bay copper-nickel deposit in the Province of Newfoundland and Labrador.  The properties tie onto the Benton Resources and Teck Cominco block who are exploring the Kingurutik Lake area.  A compilation of the area was carried out but no programs are planned for 2008

ALASKA, USA

(I)

Union Bay Property, Alaska, USA

The project is located 20 miles west of Ketchikan, Alaska.  The exploration target is an enriched platinum bearing zone within or peripheral to a dunite core.

Legend
Union Bay Claims
Salt Chuck Mine
Union Bay Fe Deposit
Map Area
N
W
E
S
0
Miles
6
ERNEST
STRAIT
PENINSULA
CLEVELAND
Union Bay
Meyers Chuck
Mt Burnett
Vixen Inlet
Vizen Hbr
Union Pt
Magnetic Pt
McHenry Ledge
Lemly Rks
Misery I
Lemesurier Pt
Cabin
Black Bear Creek
Three Is
Tolstoi I
Thorne Head
Tolstoi Pt
Tolstoi Mtn
Tolstoi Bay
Thorne Bay
Windfall Hbr
Ship I
Salt Chuck
Salt Chuck Mine
Eagle I
Onslow Pt
Ernest Pt
Sunshine
Vixen Pt
Little Ratz Hbr
Narrow Pt
Salamander Lake
Snug Anchorage
Angel Lake
North Pole Hill
Loon Lake
Bear Lake
Rainbow Lake
Cabins
Salt Creek

FIGURE 1: Location map for the Union Bay PGE prospect, Craig C1 and D1 quadrangles, Alaska

By agreement dated October 1, 2002 and amended April 2, 2003 and February 4, 2004, the Company could acquire, from Freegold Ventures Limited (“Freegold”), a company that previously had certain directors and officers in common, an option to earn up to a 70% interest in the property.

In order to earn its 50% interest, the Company, purchased a private placement of $165,000 (2002), made cash payments, and issued common shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (issued)	$-	30,000	$-
- On or before 1 July 2003 (paid / incurred)	20,000	-	30,000
- On or before 30 January 2004 (issued)	-	30,000	-
- On or before 1 July 2004 (paid / incurred)	20,000	-	30,000
- On or before 1 July 2005 (paid / incurred)	30,000	-	340,000
- On or before 1 July 2006 (paid / incurred)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest on July 1, 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting with 50%.  This election was not made.

As a term of the agreement, the Company upon vesting with 50%, issued 253,586 common shares at market value of $100,000 to Freegold.  In a previous year, 134,538 common shares were issued, the value of which was accounted in the previous year.

By Memorandum of Agreement dated May 4, 2007 Freegold and the Company confirmed their 50:50 interest in the Property. The Company will be the Project Operator.

(II)

Kane Property, Alaska

In a prior year the Company acquired certain mineral claims by staking in Alaska.  Ground evaluation programs were carried out in 2007.

(III)

Goodnews Bay Property

By agreement dated January 1, 2006, the Company acquired, from Calista Corporation (“Calista”), a 100% interest in certain mineral claims knows as the Goodnews Bay property, located on the west coast of Alaska.

As consideration, the Company, at its option, must make payments and incur expenditures as follows:

			Payments		Exploration Expenditures
Upon execution of agreement	(paid)	US$	25,000	US$	-
On or before 31 December 2006	(paid/incurred)		45,000		200,000
On or before 31 December 2007	(paid/incurred)		55,000		250,000
On or before 31 December 2008			75,000		350,000
On or before 31 December 2009*			100,000		450,000
On or before 31 December 2010			-		700,000
Total		US$	300,000	US$

*US $100,000 annual payments to be made until completion of a feasibility study

  US $250,000 annual payments to be made following completion of a feasibility study.

The Company has elected to expend the required US$450,000 – 2006 and 2007 exploration expenditures. The Company shall have until December 1st of each year the lease is in effect to commit to the following year's exploration expenditures.

After the Company has completed US$1.95 million expenditures on the property, it shall have a grace period of two years without obligation to perform additional work commitments, after which it will be required to expend a minimum of US$700,000 per annum, until a feasibility study is completed.

Once the Company completes a feasibility study the Company shall have no further work obligations for a subsequent period of four years in addition to the time remaining of the grace period of two years. After five years, the Company will continue to make cash payments of US$100,000 until such time as the feasibility study is completed. Upon completion of a feasibility study and until such time as the commencement of commercial production the Company will make cash payments of US$250,000 per annum.  In addition, the Company will donate US$3,000 to the Calista Corporation Scholarship Fund each year the lease is in effect, until such time as a feasibility study is completed at which time the donation shall increase to US$5,000 per year. Following commencement of commercial production, the Company will provide $10,000 per annum to the scholarship fund.

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

On February 7, 2007, the Company entered into a Letter of Agreement with Stillwater Mining company (“Stillwater”) pertaining to ongoing exploration on the property.  Under the terms of the Agreement, Stillwater will spend US$4 million to earn 50% of the property by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional US$8 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years.  The final agreement is still pending.

The Company will be the project manager during the option period, as defined in the Letter of Agreement and will receive a management fee.

The property is located on the west coast of Alaska, south of Kuskokwin Bay on the Bering Sea, approximately 550 air miles south-southwest of Anchorage.  The project is located near year round ice free tide water and the village of Platinum, which has a public airstrip.  The mining lease encompasses an area of interest comprising about 82 square miles (212 square kilometers).

Ground programs of prospecting and grochemical sampling return results and targets that will require drill testing in 2008.

(IV) Tonsina Property

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
Duke Island
Union Bay
Goodnews Bay

FIGURE 1: Location of Pacific North West Capital's PGE prospects in Alaska. Data from Avalon Development, 2006.

Ground evaluation programs of prospecting and sampling during 2007 have returned encouraging PGE-Ni-Cu results which will be further evaluated in 2008

(V)

South East Property, Alaska

ARCTIC OCEAN
BEAUFORT SEA
Barrow
Prudhoe Bay
Arctic Circle
NORTHWEST TERRITORIES
RUSSIA
CANADA
RUSSIA
ALASKA
Anadyr
Anarraaq
Red Dog
Nolan Creek
Bornite
Currey
Dolphin
Fort Knox
Gil
True North
Napoleon
YUKON TERRITORY
Brewery Cr.
Dublin Gulch
Mt. Distin
Dime Cr.
Big Hurrah
Rock Creek
Nome
Kaiyah
Yukon River
Fairbanks
Pogo
Liberty Bell
Usibelli
Dawson
Road Metal
Forbes
Emerick
Nikolai
Golden Zone
White Gold
Illinois Cr.
Nixon Fork
RUSSIA
UNITED STATES
Whitehorse
BRITISH COLUMBIA
Flat
Donlin Cr.
Anchorage
Tonsina
Tulsequah Chief
Kensington
Juneau
Greens Creek
Bethel
BERING SEA
Shotgun
Pebble
GULF OF ALASKA
Union Bay
Salt Chuck
Duke Island
Goodnews Bay
Kodiak
South East Alaska
PACIFIC OCEAN

FIGURE 1: Location map for the Goodnews Bay property, Hagemeister Island Quadrangle, Alaska. Prospect location data from Avalon Dev., 2003.

During the year, the Company acquired certain mineral claims by staking in Alaska.

On June 6, 2007, the Company entered into an option agreement with Stillwater pertaining to ongoing exploration on the property.  Under the terms of the agreement, Stillwater will spend US$3.5 million to earn 50% of the first selected property and US$4.0 million on each subsequent selected property by December 31, 2011.  Stillwater may elect to increase its interest to 60% by incurring an additional US$8.0 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years.

The Company will be the project manager during the option period, as defined in the agreement and will receive a management fee.

Stillwater elected in March 2008 to not continue with the exploration programs outlined in the June 2007 agreement to evaluate new ground in south east Alaska.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The following discussion and analysis should be read in conjunction with the Company’s consolidated audited financial statements and related notes thereto included herein. The Company’s financial statements have been prepared in accordance with Canadian GAAP.  Reference should be made to Note 12 to the financial statements for a discussion of the material differences from the amounts presented in Canadian GAAP to US GAAP.

Twelve Months Ended April 30, 2008 Compared to Twelve Months Ended April 30, 2007

Overview

Business of Pacific North West Capital Corp.

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

	Years Ended April 30
	2008	2007	2006
Total Revenues	$843,972	$196,510	$264,895
General and administrative expenses	2,091,920	1,548,266	1,365,123
Mineral property cash costs incurred	3,602,672	834,473	2,317,567
Mineral property cash costs recovered	-	-	(1,233,212)
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(883,378) (0.02)	(1,230,764) (0.03)	(1,344,822) (0.04)
Totals Assets	17,087,029	7,315,871	5,681,742
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Results of operations

The year ended April 30, 2008 resulted in a net loss of $883,378 which compares with a loss of $1,230,764 for the same period in 2007.  The loss for 2008 has been reduced by $462,520 (2007 - 302,986) by the tax benefit associated with the renunciation of flow-through shares.  General and administrative expenses for the year ended April 30, 2008 were $2,091,920, an increase of $543,654 over the same period in 2007. An aggregate stock-based compensation of $259,900 was recorded as compared to $103,394 in the previous year.  Stock-based compensation is broken down on the income statement according to the applicable expense category. Consulting fees increased by $89,028 for a total of $317,600 as several new projects were acquired.  Travel and lodging costs of $197,051 were incurred as the Company was actively acquiring new exploration projects.  All other general and administrative costs were relatively the same compared to the previous year.  Project management fees of $297,622 were earned during the year compared to $49,209 in the previous year, an increase of $248,413 due to the 10% management fees of West Timmins Nickel Project direct project costs, interest and other income was $314,082, an increase of $166,781 over last year as the interest rate on deposits increased and the    Company had more funds on deposit. $232,268 gain on sale of investment was the result of the sale of 100,000 common shares of Freegold held as an investment and $488,215 unrealized loss on investment portfolio as a result of the fair value presentation required in the CICA Handbook Section 3855.

During the year ended April 30, 2008, the Company incurred mineral property cash costs of $3,602,672.  An exploration program on the mineral property option agreement with Xstrata Nickel in the Timmins area of Ontario cost $1,288,001 for cumulative expenditures of $3,093,967.  Coldwell Project staking cost $223,761 and exploration cost $655,330 for a total of $879,091.  $145,555 was incurred to stake certain mineral claims in the East Sudbury Marathon area of Ontario.  A further $167,581, was incurred with SOQUEM on the Quebec properties, $605,287 was incurred on the Goodnews Bay Alaskan project while $500,000 cash was received from Stillwater.  Alaska Reconnaissance properties includes Kane, Tonsina and SE Alaska totalled to $414,385 with this amount being funded by Stillwater, received cash of $500,000.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $459,807 for the year ended April 30, 2008, the Company increased public awareness of its projects in Europe and the United States.

Critical accounting estimates

A detailed summary of all of the Company’s significant accounting policies is included in note 1 to the financial statements for the year ended April 30, 2008.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

Effective 1 May 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”).  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Effective 1 May 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

Financial Instruments - Recognition and Measurement

Section 3855 requires that all financial assets and financial liabilities be measured at fair value on initial recognition except for certain related party transaction.  Financial instruments classified as held-for-trading are measured at fair value and unrealized gains and losses are included in the net income in the period in which they arise.  The Company has historically measured these instruments at the lower of cost and market value and any unrealized gains or losses have been included in net income.

Comprehensive Income

Section 1530 introduces other comprehensive income (loss).  Comprehensive income (loss) includes both net earnings (losses) and other comprehensive income.  Other comprehensive income (loss) includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and any foreign currency gains and losses relating to self-sustaining foreign operations where applicable, all of which are not included in the calculation of net earnings (loss) until realized.  The only impact on the Company of adopting these new standards was the recognition of unrealized gains and losses on investments, which has been included as part of shareholders' equity under "Other Comprehensive Loss".  As required by the prospective implementation of these new standards, the comparative financial statements have not been restated.  A transitional adjustment of $477,069 has been recorded to provide for the unrealized gain in investments at 30 April 2008.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, available-for-sale securities, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Future Changes in Accounting Policies

CICA Handbook Section 3862 "Financial Instrument Disclosures" and CICA Handbook Section 3863, "Financial  Instruments - Presentation" requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks.  CICA Handbook Section 1400, "General Standards on Financial Statement Presentation", has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern.  The Company is currently assessing the impact of these new accounting standards on its financial statements.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Auditors

James Stafford Inc., Chartered Accountants, were appointed as the auditors of the Company by the Board of Directors (the “Board”) effective January 25, 2008, following the voluntary resignation of PricewaterhouseCoopers LLP.  All notices required by National Instrument 51-102 were filed on SEDAR on February 4, 2008 and are attached hereto as Exhibit 4.

There were no reservations contained in the auditor’s reports on the annual financial statements of the Company prepared by PricewaterhouseCoopers LLP, in the two fiscal years prior to their resignation, and in the opinion of the Company, no reportable events occurred between PricewaterhouseCoopers LLP, and the Company.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at April 30, 2008, there were 61,658,008 outstanding common shares compared to 41,996,202 outstanding common shares at April 30, 2007.

Directors, officers, employees and consultants are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below:

Number outstanding 30 April 2007	Granted	Exercised	Expired	Cancelled	Number outstanding 30 April 2008	Exercise price per share	Expiry date
150,000	-	-	(150,000)	-	-	$0.60	1 July 2007
740,000	-	-	(720,000)	(20,000)	-	$0.60	31 December 2007
545,000	-	-	-	(20,000)	525,000	$0.76	10 September 2008
1,575,000	-	-	-	(50,000)	1,525,000	$0.70	5 November 2009
419,500		-	-	(7,500)	412,000	$0.83	28 February 2010
380,000	-	-	-	(10,000)	370,000	$0.60	3 May 2010
100,000	-	(100,000)	-	-	-	$0.40	13 July 2010
310,000	-	(25,000)	-	(160,000)	125,000	$0.40	3 February 2011
340,000	-	(7,500)	-	(100,000)	232,500	$0.40	19 April 2011
50,000	-	-	-	-	50,000	$0.50	8 May 2011
20,000	-	-	-	-	20,000	$0.50	19 May 2011
75,000	-	-	-	(75,000)	-	$0.45	12 October 2011
150,000	-	-	-	-	150,000	$0.47	14 February 2009
100,000	-	-	-	(100,000)	-	$0.47	14 February 2012
-	1,500,000	-	-	(630,000)	870,000	$0.55	18 May 2012
-	50,000	-	-	-	50,000	$0.72	27 June 2012
-	100,000	-	-	-	100,000	$0.70	13 August 2012
-	280,000	-	-	-	280,000	$0.50	11 October 2012
-	130,000	-	-	-	130,000	$0.50	29 October 2012
-	85,000	-	-	-	85,000	$0.50	14 November 2012
-	1,200,000	-	-	-	1,200,000	$0.60	22 February 2013
4,954,500	3,345,000	(132,500)	(870,000)	(1,172,500)	6,124,500

During the year ended 30 April 2008, 2,697,990 performance shares were reserved for issue.  At the discretion of the Board, these shares may be issued to such arm's length parties as the Board considers desirable to attract to the Company.  To date, 450,000 performance shares have been issued at $0.01 per share.

Related party transactions

During the year ended April 30, 2008, the related parties were paid the following:  A total of $128,807 was paid to a Company controlled by the President and director of the Company for management services;  a total of $30,973 was paid to a Company controlled by the former Corporate Secretary for consulting services; a total of $45,000 was paid to a Company controlled by the former Chief Financial Officer for accounting services; a total of $14,665 was paid to a Company controlled by the former Vice-President of Business Development for consulting fees; at total of $115,184 was paid to a Company controlled by the Vice-President Project Development engineering and consulting services and a total of $92,400 was paid to a Company controlled by the Vice-President of Exploration for engineering and consulting services.

Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting.  During the year $45,000 was paid/accrued to directors.

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

The Company has evaluated the design of its internal controls and procedures over financial reporting for the fiscal year ended April 30, 2008. Management has determined that certain weaknesses existed in the design of its internal control which is mitigated by senior management monitoring. Management continues to review and refine its internal controls and procedures.

Twelve Months Ended April 30, 2007 Compared to Twelve Months Ended April 30, 2006

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for the Company for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

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

Results of Operation

The year ended April 30, 2007 resulted in a net loss of $1,230,764 which compares with a loss of $1,344,822 for the same period in 2006. The loss for 2007 has been reduced by $302,986 (2006 - $387,649) by the tax benefit associated with the renunciation of flow-through shares.  General and administrative expenses for the year ended April 30, 2007 were $1,548,266 an increase of $183,143 over the same period in 2006. An aggregate stock-based compensation of $103,394 was recorded as compared to $204,879 in the previous year.  Stock-based compensation is broken down on the income statement according to the applicable expense category.  Interest and bank charges decreased by $28,508 as during the previous year the Company settled a dispute with the Canada Revenue Agency over the treatment of flow-through expenditures.  Mineral property costs of $84,668 were written off as the New Zealand project was sold and a further $82,515 of general exploration costs were written off.  All other general and administrative costs were relatively the same compared to the previous year. A foreign exchange gain of $5,089 was reported as compared to a loss of $167,069 for the previous year when the Company had approximately $1,000,000 in US funds for which the exchange rate was detrimental during the previous year. Project management fees of $49,209 were earned during the year as compared to $140,474 in the previous year.  This decrease in management fees was the result of reduced activity on the River Valley Joint Venture.  Interest income was $147,301, an increase of $31,730 over the same period in 2006 as the interest rate on deposits increased and the Company had more funds on deposit.

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

Contractual commitments

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

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company.

The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

The Company is committed under an operating lease with a Company for its office premises with the following minimum lease payments to the expiration of the lease on November 30, 2011.

Year ended April 30,	2008	2009	2010	2011	Thereafter
Management agreement	$94,546	$99,273	$104,233	$62,538	-
Office lease	$42,379	$42,379	$42,379	$24,721	-
Total	$136,925	$141,652	$146,612	$87,259

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

Outstanding share data

The Company is authorized to issue an unlimited number of common shares without par value.  As at April 30, 2007, there were 41,996,202 outstanding common shares compared to 35,112,452 outstanding common shares at April 30, 2006.  As at July 6, 2007, there were 48,741,652 commons shares outstanding.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below.

A summary of the Company’s options at April 30, 2007 and the changes for the year are as follows:

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

Twelve Months Ended April 30, 2008 Compared to Twelve Months Ended April 30, 2007

At April 30, 2008, the Company’s working capital, defined as current assets less current liabilities, was $10,088,901 compared with working capital of $4,298,776 at April 30, 2007.  Flow-through funds of $2,057,860 must be spent before December 31, 2009 on qualified Canadian mineral exploration, and are included in working capital.

During the year, the Company issued 19,049,306 common shares for gross proceeds of $10,806,924 of which 8,084,000 were issued as flow-through shares in the amount of $4,492,000.  210,000 common shares valued at $105,000 were issued as a finder's fee in relation to the flow-through private placement.  A further 50,000 performance shares for proceeds of $500 with a fair value of $18,500 were issued.  132,500 stock options were exercised for proceeds of $53,000 and 220,000 common shares were issued for mineral properties at a value of $110,150.

The Company has total issued and outstanding of 61,658,008 common shares at April 30, 2008.  During the year, $845,679 was used to purchase common shares in several public companies.  The Company has a portfolio of investments with a book value of $946,782 and a market value of $935,636 as at April 30, 2008.  The main investments consist of 385,688 common shares of Freegold Ventures Limited, 196,600 common shares of CanAlaska Uranium Ltd. and 174,500 common shares of El Nino Ventures Inc. that previously had certain directors in common.  These amounts are included in the above working capital.

Outlook

The Company currently has a joint venture agreement in which Kaymin is earning an interest in the Company’s River Valley project by carrying all costs and making exploration expenditures. The Company and Stillwater Mining Company (“Stillwater”) entered into an option agreement to spend US$4,000,000 by December 31, 2010 to earn 50% of the Goodnews Bay, Alaska property. The Company ended April 30, 2008 with a strong cash position that will enable it to continue its own exploration effects in the United States and Canada, to continue seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

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

During the year, the Company issued 6,572,104 common shares for gross proceeds of $3,000,000 of which 1,889,362 were issued as flow-through shares in the amount of $888,000.  61,508 common shares valued at $28,909 were issued as a finder’s fee in relation to the flow-through private placement.  A further 50,000 performance shares for proceeds of $500 with a fair value of $16,500 were issued.  45,600 warrants were exercised for proceeds of $13,680 and 154,538 common shares were issued for mineral properties at a value of $8,000.

Subsequent to year-end, the Company closed a non-brokered private placement of 6,687,950 units for gross proceeds of $3,343,975.

The Company has a portfolio of investments with a book value of $115,772 and a market value of $592,841 as at April 30, 2007. The main investments consist of 485,688 common shares of Freegold Ventures Limited and 196,600 common shares of CanAlaska Uranium Ltd. which both have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 41,996,202 common shares at April 30, 2007.

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

G.

Safe Harbor

This annual report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements".  Such statements are included, among other places in this Registration Statement, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations. Forward-looking statements are based on expectations, estimated and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  These include, but are not limited to, the risks of mining industry (for example, operational risks of exploring for, developing and producing crude oil and natural gas, risks and uncertainties involving geology of mineral deposits, the uncertainty of reserve estimates and estimates relating to production volumes, cost and expense projections, potential cost overruns and health, safety and environmental risks), risks relating to the Company's properties (for example, lack of operating history and transportation), fluctuations in mineral prices and exchange rates and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures (collectively "Cautionary Statements").  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a director of the Company.

Name, Position in Company and Province or State and Country of Residence	Period(s) a Director of the Company
Harry Barr Vancouver, BC, Canada President, CEO & Director	Since 1996
Dennis Hop Calgary, AB, Canada Director	Since 2007

Jordan Point Vancouver, BC, Canada Director	Since 2007
Linda Holmes Summerland, BC, Canada Director	Since 2007
David Powers South Porcupine, ON, Canada VP, Project Development	Since 2007
John Londry Stittsville, ON, Canada VP, Exploration	Since 2004
Robert Guanzon Richmond, BC, Canada Chief Financial Officer	Since 2008
Charlotte Brown Surrey, BC, Canada Corporate Secretary	Since 2007

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

Dennis Hop - Director

Mr. Hop is a Certified Financial Planner (CFP) and has been involved in this specialty area since 1982.  His firm, Hop Asset Management Ltd., specializes in creating consolidated financial and estate plans for high net worth families and private business owners.  He has also been a director of Breaker Energy Ltd. (2005 – present).

Jordan Point - Director

Mr. Point has been the Chairman of the Finance Committee of the Musqueam Indian Band for 14 years developing and monitoring the annual budget for 32 programs with a budget of 11 million dollars.  He has recently negotiated two separate settlements with the federal and provincial governments for 37 million dollars for 2010 legacies and outstanding litigation matters.  Mr. Point is working as a Program Manager with the Federal Government and has overseen and negotiated annual contribution agreements with First Nation Bands and has been recently assigned to the litigation case management unit / civil litigation and judicial review for the Pacific Region (a 6.3 million dollar budget).

Linda Holmes - Director

Ms. Holmes has been a Canadian/U.S. Regulatory Compliance Consultant to public companies since 1998.  She has served as a Director of Public Relations and Compliance Manager for over 10 years for a group of mineral exploration companies trading on the TSX and Nasdaq.  Ms. Holmes is currently Corporate Secretary (2000 – present) and Director (2003 – present) of IGC Resources Inc.;  Corporate Secretary (2005 – present) of Copper Mesa Mining Corporation (formerly Ascendant Copper Corporation).  In addition Ms. Holmes has been a Director (2005 – 2007) of Copper Mesa Mining Corporation (formerly Ascendant Copper Corporation); Corporate Secretary (2004 – 2005) of ProDigital Film Studios Inc. and Corporate Secretary of Global Precision Medical Inc. (2002 – 2005).

David Powers – Vice President, Project Development

Mr. Powers received his H.B.Sc. degree in Geology from Lakehead University, Thunder Bay, Ontario. For the past 34 years Mr. Powers has explored for VMS, Magmatic, and Lode Gold mineral deposits across Canada. He is experienced in grass roots, advanced stage exploration, and mine production projects. Mr. Powers has held senior positions with Noranda Exploration Ltd., Noranda Mines, and Placer Dome Inc. Mr. Powers currently holds the position of Vice President Project Development for Pacific North West Capital Corp. (2007–present).

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

Robert Guanzon – Chief Financial Officer

Mr. Robert Guanzon is currently the Chief Financial Officer and Accountant for Pacific North West Capital Corp. (2008 – present) and was the accountant of RG properties Ltd. (1999 – 2007).  Mr. Guanzon brings extensive experience to the Board in dealing in financial matters and corporate strategy.

Charlotte Brown – Corporate Secretary

Ms. Brown is an administrator with over 10 years experience in both the public and private sectors. Ms. Brown is currently the Corporate Secretary of Pacific North West Capital Corp. (2007-present), and was the Assistant Corporate Secretary prior to her appointment (2000-2007).  Ms. Brown was also the Assistant Corporate Secretary of El Nino Ventures Inc., CanAlaska Ventures Ltd. and Freegold Ventures Limited (2000 to 2007).

B.

Compensation

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer (“CFO”) means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

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

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of April 30, 2008.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended April 30 (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Harry Barr, President and CEO(1)	2008 2007 2006	94,546 90,130 85,750	39,262 3,922 6,276	Nil Nil Nil	500,000 Nil Nil	310,000 Nil Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, Former CFO(1)(2)	2008 2007 2006	30,000 31,100 35,400	18,000 2,231 3,570	Nil Nil Nil	50,000 Nil Nil	25,000 Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Guanzon, CFO(3)	2008 2007 2006	38,821 Nil Nil	Nil Nil Nil	Nil Nil Nil	55,000 Nil Nil	41,250 Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Fees paid through a service company.

(2)

Mr. Steblin resigned as CFO of the Company March 1, 2008.

(3)

Mr. Guanzon was appointed CFO of the Company March 1, 2008.

Compensation of Executive Officers

See above summary compensation table.

The following table sets out the options granted to Directors and Executive Officers during the Company's most recently completed financial year.

Name of Director and/or Executive Officer	Securities Under Option	Exercise Price	Value of Unexercised in the Money Options at April 30, 2008(1)	Expiry Date
John Londry	40,000	$0.55	Nil	May 18/12
	50,000	$0.60	Nil	Feb 22/13
David Powers	50,000	$0.55	Nil	May 18/12
	50,000	$0.72	Nil	Jun 27/12
	50,000	$0.60	Nil	Feb 22/13
Charlotte Brown	30,000	$0.55	Nil	May 18/12
	85,000	$0.50	Nil	Nov 14/12
	55,000	$0.60	Nil	Feb 22/13
Dennis Hop	100,000	$0.50	Nil	Oct 29/12
	70,000	$0.60	Nil	Feb 22/13
Jordan Point	100,000	$0.50	Nil	Oct 11/12
	70,000	$0.60	Nil	Feb 22/13
Linda Holmes	100,000	$0.50	Nil	Oct 11/12
	70,000	$0.60	Nil	Feb 22/13
Robert Guanzon	55,000	$0.60	Nil	Feb 22/13
TOTAL	975,000

(1)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on April 30, 2008 of $0.30 and the exercise price of options outstanding, multiplied by the number of common shares purchasable under such options.

Options Granted to NEOs During the Most Recently Completed Financial Year

The table below sets out the number of stock options of the Company granted to NEOs under the Company’s stock option plans during the financial year ended April 30, 2008.

NEO Name	Securities, Under Options/SARs Granted (#)	Percent of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security)	Expiration Date
Harry Barr, CEO	100,000	3.0%	$0.55	$0.51	May 18, 2012
Canadian Gravity Recovery Inc. (1)	80,000	2.4%	$0.55	$0.51	May 18, 2012
Public Company Coach Inc. (1)	80,000	2.4%	$0.55	$0.51	May 18, 2012
Harry Barr, CEO	120,000	3.6%	$0.60	$0.57	Feb 22, 2013
Canadian Gravity Recovery Inc. (1)	120,000	3.6%	$0.60	$0.57	Feb 22, 2013
Robert Guanzon, CFO(2)	55,000	1.6%	$0.60	$0.57	Feb 22, 2013
Gordon Steblin, Former CFO(3)	50,000	1.5%	$0.55	$0.51	May 18, 2012

Notes:

(1)

Both companies are private companies wholly-owned by Harry Barr.

(2)

Mr. Guanzon was appointed CFO of the Company on March 1, 2008.

(3)

Mr. Steblin resigned as CFO of the Company on March 1, 2008.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SARS Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s stock option plans during the financial year ended April 30, 2008, and the number and value of unexercised options as at April 30, 2008.

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at April 30, 2008 (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at April 30, 2008 ($)(2) Exercisable/Unexercisable (e)
Harry Barr, CEO	Nil	Nil	1,013,000/310,000	Nil
Robert Guanzon, CFO(3)	Nil	Nil	13,750/41,250	Nil
Gordon Steblin, Former CFO(4)	Nil	Nil	219,000/25,000	Nil

Notes:

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the

TSX on April 30, 2008 of $0.30 and the exercise price of options outstanding, multiplied by the number of common shares   purchasable under such options.

(3)

Mr. Guanzon was appointed CFO of the Company on March 1, 2008.

(4)

Mr. Steblin resigned as CFO of the Company on March 1, 2008.

Option Repricings

During the financial year ended April 30, 2008, no options to NEOs were repriced.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

The NEOs do not have agreements with respect to their employment with the Company.  Refer to Compensation of Directors below disclosing the payments made by the Company.

During the year ended April 30, 2008, Harry Barr received $133,808 for management services and Gordon Steblin received $48,000 for accounting services.

Harry Barr was appointed President and CEO of the Company on November 29, 1996.  Mr. Barr is indirectly paid for his services as President, CEO and general corporate and management consultant to the Company through his wholly-owned private company, Canadian Gravity Recovery Inc. (“CGR”), which entered into a management agreement with the Company dated December 1, 2005.  The contract expires December 1, 2010.  Renewal of the contract is automatic for subsequent two-year periods if not otherwise terminated.  Pursuant to the terms of the agreement, CGR is paid a base fee of $7,350 per month.  CGR is entitled to receive additional bonuses, incentive fees or other compensation at the discretion of the Board.  The base fee is reviewed every anniversary date with an annual increase negotiated between the parties, notwithstanding same, a minimum automatic 5% cost of living increase is mandated.  The Company agreed to pay for disability/critical illness insurance and life insurance for Mr. Barr.  In addition, the Company agreed to pay the cost of a leased vehicle to a maximum of $1,200/month.  All reasonable expenses incurred by CGR on behalf of the Company will be reimbursed by the Company.  The Company may terminate the agreement at any time by paying to CGR up to a maximum of 30 months’ salary plus a buy-out of any outstanding stock options at fair market value at the time of termination.  The termination fee will be doubled in the event Mr. Barr is removed or not reappointed as an officer or Director of the Company without the consent of CGR, there is a change of control of the Board or the Company without the consent of CGR or the agreement is terminated or repudiated by the Company without due and proper cause or otherwise not in compliance with its terms.  The termination fee may be paid in whole or in part with common shares of the Company, at the election of CGR.  In the event Mr. Barr is unable to provide adequate services to the Company as a result of disability or otherwise, the Company will fund a disability plan through CGR for a period of three years at 75% of the average base and incentive fees received for the two years preceding the cessation of services.

Composition of the Compensation Committee

At April 30, 2008, the Compensation Committee comprised of three directors, Dennis Hop, Chairman of the Compensation Committee, Jordan Point and Linda Holmes.

During the year ended April 30, 2008, the Compensation Committee was comprised of Steve Oakley, Chairman of the Compensation Committee, Alexander Walcott and Bernard Barlin.  Effective August 22, 2007 Morris Medd replaced Alexander Walcott on the Compensation Committee.  Effective September 18, 2007, Jordan Point replaced Steve Oakley and Linda Holmes replaced Morris Medd on the Compensation Committee.  Effective October 29, 2007, Dennis Hop replaced Bernard Barlin on the Compensation Committee and was appointed Chairman of the Compensation Committee.  As at the year ended April 30, 2008 and as at the Record Date, the Compensation Committee was comprised of Dennis Hop, Chairman of the Compensation Committee, Jordan Point and Linda Holmes.  All of the members of the Compensation Committee are Directors, and none are officers or employees of the Company.

The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation Committee and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation options, SARs securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company’s cash compensation to NEOs tends to remain more or less constant, while any options, SARs security purchase programs are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

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

The Company’s Compensation Committee, when determining cash compensation to the President and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as President and CEO, as well as personal risks and contributions to the Company’s success.  The President and CEO receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Presented by the Compensation Committee: Dennis Hop, Jordan Point and Linda Holmes.

Compensation of Directors

Commencing January 1, 2005 the directors were remunerated as follows: $1,500 per quarter, $500 per directors meeting and $500 per committee meeting.

During the year ended April 30, 2008, the Directors of the Company received a salary of up to $2,000 per annum; an additional $500 per Director for each Director’s meeting attended by the Director; and an additional $500 per committee meeting attended by those Directors who are also members of any of the Company’s standing committees.

During the year ended April 30, 2008, the following Directors were paid by the Company as follows:

(i)

a total of $94,546 was paid to a private company wholly-owned by Mr. Barr for management services.

(ii)

a total of $6,000 was paid to Dennis Hop, a Director of the Company, for Director’s fees.

(iii)

a total of $6,000 was paid to Linda Holmes, a Director of the Company, for Director’s fees.

(iv)

a total of $6,000 was paid to Jordan Point, a Director of the Company, for Director’s fees.

(v)

a total of $9,500 was paid to Steve Oakley, a former Director of the Company, for Director’s fees.

(vi)

a total of $3,000 was paid to Morris Medd, a former Director of the Company, for Director’s fees.

(vii)

a total of $11,500 was paid to Alexander Walcott, a former Director of the Company, for Director’s fees.

(viii)

a total of $3,000 was paid to Bernard Barlin, a former Director of the Company, for Director’s fees.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During the fiscal year ended 2008, the Company maintained three incentive stock option compensation plans: the 2004 Plan, the 2005 Plan and a Performance Share Plan (all as defined below), all of which have been previously approved by the shareholders of the Company and by the Toronto Stock Exchange (the “TSX”).  The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at April 30, 2008.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	16,199,153	$0.66	5,136,596
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	16,199,153	$0.66	5,136,596

Indebtedness of Directors and Executive Officers

None of the current or former Directors, executive officers or employees of the Company or persons who were Directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of Directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending April 30, 2008.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Interest of Informed Persons in Material Transactions

None of the Directors, executive officers, or other informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company’s last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Applicable securities legislation defines “informed person” to mean any of the following:  (a) a Director or executive officer of a reporting issuer; (b) a Director or officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Appointment Of Auditors

James Stafford Inc., Chartered Accountants, were appointed as the auditors of the Company by the Board of Directors effective January 25, 2008, following the voluntary resignation of PricewaterhouseCoopers LLP.  All notices required by National Instrument 51-102 were filed on SEDAR on February 4, 2008 and are attached hereto as Exhibit 4.

There were no reservations contained in the auditor’s reports on the annual financial statements of the Company prepared by PricewaterhouseCoopers LLP, in the two fiscal years prior to their resignation, and in the opinion of the Company, no reportable events occurred between PricewaterhouseCoopers LLP, and the Company.

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

Independence

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in section 1.4 of NI 52-110, three of the four members of the Board are independent.  The members who are independent are Dennis Hop, Jordan Point and Linda Holmes.  Harry Barr is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Barr has been the President and CEO since November 29, 1996).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents as of June 25, 2008:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Dennis Hop	Breaker Energy Ltd.
Linda Holmes	IGC Resources Inc.

Meetings of Directors

The Board holds a minimum of four meetings each year, either in person or by consent resolution as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent Directors have not held a meeting at which non-independent Directors were not in attendance.

Chairman

During the year ended April 30, 2008, Harry Barr was the Chairman of the Board of Directors of the Company.  Under NI 52-110, Mr. Barr is not independent by virtue of the fact that he is the President and CEO of the Company (November 29, 1996 to Present).

Attendance Record

During the year ended April 30, 2008, the Board held meetings and passed resolutions by way of consent resolutions on 43 different occasions.  All of the Directors attended all meetings and executed all consent resolutions.

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

Ethical Business Conduct

Information regarding the Code of Business Conduct and Ethics may be found in Item 16B of the Company’s Form 20F dated July 28, 2008, filed on SEDAR at www.sedar.com.  A copy of the Code of Business Conduct and Ethics is attached hereto as Exhibit 3 and may also be obtained from the Company’s Registered and Records Office located at 2303 West 41st Avenue, Vancouver, BC, V6M 2A3.

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

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

At April 30, 2008, the Audit Committee was comprised of Jordan Point, Chairman of the Audit Committee, Dennis Hop and Linda Holmes.

During the year ended April 30, 2008, the Audit Committee was comprised of Steve Oakley, Chairman of the Audit Committee, Alexander Walcott and Bernard Barlin.  Effective August 22, 2007 Morris Medd replaced Alexander Walcott on the Audit Committee.  Effective September 18, 2007, Jordan Point replaced Steve Oakley as Chairman of the Audit Committee and Linda Holmes replaced Morris Medd on the Audit Committee.  Effective October 29, 2007, Dennis Hop replaced Bernard Barlin on the Audit Committee.  As at the year ended April 30, 2008, and as at the Record Date, the Audit Committee was comprised of Jordan Point, Chairman of the Audit Committee, Dennis Hop and Linda Holmes.

Each of the members of the Audit Committee is financially literate in accordance with national securities legislation, and is also independent in accordance with the standards of Director Independence set our under NI 52-110.

Mr. Jordan Point has been the Chairman of the Finance Committee of the Musqueam Indian Band for 14 years developing and monitoring the annual budget for 32 programs with a budget of 11 million dollars.  He has recently negotiated two separate settlements with the federal and provincial governments for 37 million dollars for 2010 legacies and outstanding litigation matters.  Mr. Point is working as a Program Manager with the Federal Government and has overseen and negotiated annual contribution agreements with First Nation Bands and has been recently assigned to the litigation case management unit / civil litigation and judicial review for the Pacific Region (a 6.3 million dollar budget).

Mr. Dennis Hop is a Certified Financial Planner (CFP) and has been involved in this specialty area since 1982.  His firm, Hop Asset Management Ltd., specializes in creating consolidated financial and estate plans for high net worth families and private business owners.

Ms. Linda Holmes has been a Canadian/U.S. Regulatory Compliance Consultant to public companies since 1998.  She has served as a Director of Public Relations and Compliance Manager for over 10 years for a group of mineral exploration companies trading on the TSX and Nasdaq.  Ms. Holmes is currently Corporate Secretary (2000 – present) and Director (2003 – present) of IGC Resources Inc.;  Corporate Secretary (2005 – present) of Copper Mesa Mining Corporation (formerly Ascendant Copper Corporation).  In addition Ms. Holmes has been a Director (2005 – 2007) of Copper Mesa Mining Corporation (formerly Ascendant Copper Corporation); Corporate Secretary (2004 – 2005) of ProDigital Film Studios Inc. and Corporate Secretary of Global Precision Medical Inc. (2002 – 2005).

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

The text of the Company’s Audit Committee Charter may be found in Item 16A of the Company’s Form 20F dated July 28, 2008, filed on SEDAR at www.sedar.com.

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

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

April 30, 2008	$25,000	Nil	Nil	Nil
April 30, 2007	$28,500	$3,300	$900	Nil

Compensation Committee

As at the year ended April 30, 2008, the Compensation Committee was comprised of Dennis Hop, Chairman of the Compensation Committee, Jordan Point and Linda Holmes.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

At April 30, 2008, the Corporate Governance Committee was comprised of Linda Holmes, Chairman of the Corporate Governance Committee, Dennis Hop and Jordan Point.

During the year ended April 30, 2008, the Corporate Governance Committee was comprised of three Directors, Steve Oakley, Alexander Walcott and Bernard Barlin.  Effective August 22, 2007 Morris Medd replaced Alexander Walcott on the Corporate Governance Committee.  Effective September 18, 2007, Jordan Point replaced Steve Oakley and Linda Holmes replaced Morris Medd on the Corporate Governance Committee and was appointed Chairman of the Corporate Governance Committee.  Effective October 29, 2007, Dennis Hop replaced Bernard Barlin on the Corporate Governance Committee.  As at the year ended April 30, 2008 and as at the Record Date, the Corporate Governance Committee was comprised of Linda Holmes, Chairman of the Corporate Governance Committee, Jordan Point and Dennis Hop.

Assessments

The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

D.

Employees

During the fiscal year ended April 30, 2008, the Company had 7 employees and 14 consultants.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.A above and the employees/consultants of the Company.  The tables below includes details of all options and warrants.  As of April 30, 2008, the Company had 9,824,653 warrants outstanding.  Of these warrants outstanding, 93,428 warrants are held by the persons listed in subsection 6A or the employees/consultants of the Company.

	Grant Date	Expiry Date	Exercise Price	Number of Options

Directors and Officers	Feb 29/00	Feb 29/10	$0.83	53,000
	May 3/00	May 3/10	$0.60	270,000
	Sept 10/03	Sept 10/08	$0.76	190,000
	Nov 5/04	Nov 5/09	$0.70	440,000
	Apr 19/06	Apr 19/11	$0.40	50,000
	May 18/07	May 18/12	$0.55	330,000
	June 27/07	June 27/12	$0.72	50,000
	Oct 11/07	Oct 11/12	$0.50	200,000
	Oct 29/07	Oct 29/12	$0.50	100,000
	Nov 14/07	Nov 14/12	$0.50	85,000
	Feb 22/08	Feb 22/13	$0.60	660,000
				2,428,000

Employees and Consultants	Feb 29/00	Feb 29/10	$0.83	359,000
	May 3/00	May 3/10	$0.60	100,000
	Sept 10/03	Sept 10/08	$0.76	335,000
	Nov 5/04	Nov 5/09	$0.70	1,085,000
	Feb 3/06	Feb 3/11	$0.40	125,000
	Apr 19/06	Apr 19/11	$0.40	182,500
	May 8/06	May 8/11	$0.50	50,000
	May 19/06	May 19/11	$0.50	20,000
	Feb 14/07	Feb 14/09	$0.47	150,000
	May 18/06	May 18/12	$0.55	540,000
	Aug 13/07	Aug 13/12	$0.70	100,000
	Oct 11/07	Oct 11/12	$0.50	80,000
	Oct 29/07	Oct 29/12	$0.50	30,000
	Feb 22/08	Feb 22/13	$0.60	540,000
				3,696,500
				6,124,500

	Purchase Date	Expiry Date	Exercise Price	Number of Warrants

Directors and Officers	June 1/07	Dec 1/08	$0.60	41,000
	July 18/07	Jan 18/09	$0.90	11,428
				52,428

Employees and Consultants	June 1/07	Dec 1/08	$0.60	31,000
	July 18/07	Jan 18/09	$0.90	10,000
				41,000

Others	June 1/07	Dec 1/08	$0.60	3,271,975
	July 18/07	Jan 18/09	$1.00	750,000
	July 18/07	Jan 18/09	$0.90	2,059,250
	Mar 31/08	Mar 31/09	$0.60	3,650,000
				9,731,225
				9,824,653

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans which have previously been approved by the shareholders: the 2004 Plan, the 2005 Plan and the Performance Share Plan.  These plans, which are detailed below, are maintained separate and apart from each other.

(a)

2004 Stock Option Plan (Amended August 23, 2004)

The Company’s 2004 stock option plan, as amended August 23, 2004 (the “2004 Plan”) provides that the aggregate number of common shares of the Company that may be issued under the 2004 Plan shall not exceed 6,324,200 common shares.

Percentage of Issued and Outstanding Shares as of June 25, 2008

Shares issued upon exercise of incentive stock options	749,834	1.2%
Shares reserved for issuance pursuant to unexercised incentive stock options	5,511,866	8.9%
Unallocated shares available for future grants of incentive stock options	62,500	0.1%
TOTAL	6,324,200	10.2%

The 2004 Plan was adopted to advance the interests of the Company and its shareholders by affording directors, officers, employees and consultants (the “Participants”), upon whose judgment, initiative and effects the Company relies for the successful conduct of the Company’s business, an opportunity for investment in the Company and the incentive advantages inherent in the share ownership in the Company.  The 2004 Plan authorizes the Board to grant options to Participants selected by the Board, upon considering criteria such as employment position or other relationship with the Company, duties and responsibilities, ability, productivity, length of service or association, morale, interest in the Company, recommendations by supervisors and other matters.

The 2004 Plan is administered by the Board in accordance with the terms of the 2004 Plan.  Pursuant to the 2004 Plan, the Board may grant options to Participants upon such terms and conditions as the Board may determine in accordance with the terms of the 2004 Plan.  The Board will determine the option price (which must comply with TSX policies) and the term of the options, which may be up to 10 years in length.  The exercise price must not be lower than the market price at close on the day prior to the grant of the option.  Vesting provisions may be included at the discretion of the Board.  The total number of options granted to insiders may not exceed 10% of the issued and outstanding common shares of the Company in any 12 month period and no insider may be granted options exceeding 5% of the issued and outstanding common shares of the Company in any 12 month period.  Pursuant to the 2004 Plan, the maximum number of common shares reserved for any on individual may not exceed 5% of the issued and outstanding share capital of the Company at the date of grant.  If an optionee’s relationship with the Company is terminated for cause, then such person’s options will terminate on the same day that the relationship ceases.  If an optionee’s relationship with the Company is terminated for any reason other than cause or death, then such person’s options will terminate on the same day that the relationship ceases unless the Board specifically allows an additional 30 day exercise period.  Upon death of an optionee, such optionee’s options may be exercised by the estate of the optionee for one year from the date of death or such longer period as the Board may determine at the time of grant of the options.

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the 2004 Plan shall not be transferable or assignable.  During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.  In the event of death of the Participant, the option previously granted shall be exercisable only within the twelve months of such death and then only by the person or persons to who the rights under the option shall pass or the laws of descent and distribution and if the extent that was entitled to exercise the option at the date of death.

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

(b)

2005 Stock Option and Incentive Plan (August 24, 2005)

The Company’s 2005 Stock Option and Incentive Plan dated August 24, 2005 (the “2005 Plan”) provides that the aggregate number of common shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  Details of this plan are indicated below.

		Percentage of Issued and Outstanding Shares as of June 25, 2008
Shares issued upon exercise of incentive stock options	0	0%
Shares issued upon exercise of performance shares	0	0%
Shares reserved for issuance for unexercised incentive stock options	612,634	1.0%
Shares reserved for issuance for the unexercised performance shares	0	0%
Unallocated shares that are currently reserved with TSX available for future grants of incentive stock options	2,826,106	4.6%
TOTAL	3,438,740	5.6%

2005 Plan - General

The purpose of the 2005 Plan is to attract and retain the best available personnel for positions with the Company, to provide incentives and awards to eligible persons under the plan, and to promote the success of the Company’s business.  Incentive benefits that may be granted under the 2005 Plan include:  stock options (tax qualified and non-tax qualified); stock awards; restricted stock; stock appreciation rights; performance shares/units; grant or sale of compensation related restricted shares or deferred shares; cash awards; or other incentives that may be determined by the Board in future.  The 2005 Plan will be administered by the Board in accordance with the terms of the 2005 Plan.

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

Except to the extent otherwise expressly provided in an incentive award, the right to acquire Common Shares of the Company or other assets under the 2005 Plan may not be assigned, encumbered or otherwise transferred by a Participant and any attempt by a Participant to do so will be null and void.  However, option or incentive awards granted under the 2005 Plan may be transferred by a Participant by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.  Unless assigned in accordance with the terms of an award, options and other awards granted under the 2005 Plan may not be exercised during a Participant’s lifetime except by the Participant or, in the event of the Participant’s legal incapacity, by his guardian or legal representative acting in a fiduciary capacity on behalf of the Participant under applicable law and court supervision.

Payment for common shares shall be paid by cash, in the form of currency or cheque or other cash equivalent acceptable to the Company, non-forfeitable, unrestricted or restricted common shares, which are already owed by the optionee and have an aggregate market reference value at the time of exercise that is equal to the option price or any other legal consideration that the Board may deem appropriate, including without limitation any form of consideration authorized pursuant to Section 7 of the 2005 Plan.

The Board in its sole discretion may permit a cashless exercise of the option.  In the event of a cashless exercise of the option, the Company shall issue the option holder the number of common shares determined as follows:

X = Y (A-B) / A

X = the number of shares to be issued to the option holder.

Y = the number of shares with respect to which the option is being exercised.

A = the market price of the common stock prior to the date of exercise.

B = the exercise price

The 2005 Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or TSX policies:  an increase in the fixed percentage of common shares subject to the 2005 Plan; and any change in the definition of Participant.

The Board may make amendments such as repricing and extending non-insider options.  If required by TSX policy to which the Company is subject, repricing or extension of Incentive agreements to insiders shall require shareholder approval.

Stock Options

The Board may grant options to Participants to purchase common shares of the Company upon such terms and conditions as the Board may determine.  The option price shall be the ten (10) day average trading price of the Company’s common shares on the TSX and as determined by the Board (“fair market value”) in accordance with applicable laws and exchange policies.  Unless otherwise specified, the term of each option will be five years from the date of grant with any vesting provisions being set at the discretion of the Board.  In most circumstances, an option will be exercisable for a period of three months after an employee ceases to be an employee, where such termination of employment is voluntary, (only with respect to options that are vested on such date of termination of employment).  The options will terminate on the date an employee’s employment by the Company is terminated, if such termination is for cause.  Where employment has been terminated due to disability or death, the options will be exercisable for six months from the date of termination of employment or death with respect only to options that are vested on the date of termination of employment or death, as the case may be.

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

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,697,990 nominal value performance shares (1,116,940 in 2003; 1,581,050 in 2004).  These performance shares are separate from any performance shares that may be issued under the 2005 Plan.  To date 450,000 of these performance shares have been issued.  At the time of shareholder approval in 2003, the 1,116,940 shares represented 4.8% of the Company’s then issued and outstanding common shares.  At the time of shareholder approval in 2004, the 1,581,050 performance shares represented 5% of the Company’s then issued and outstanding common shares.  As at June 25, 2008, the 2,697,990 performance shares represent 4.38% of the Company’s issued and outstanding common shares.

These performance shares have been and shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company due to their particular expertise, management experience, operations experience, financial capacity, industry profile or other such characteristics. Vesting provisions have been and may be imposed at the discretion of the Board at the date of issuance.  The value of the performance shares shall be determined by the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding common shares at the date of issuance. As at June 25, 2008, 250,000 performance shares have been allotted and are outstanding.

		Percentage of Issued and Outstanding Shares as of June 25, 2008
Shares issued upon exercise of performance shares	450,000	0.73%
Shares reserved for issuance for the unexercised performance shares	250,000	0.41%
Unallocated shares available for future grants of performance shares	1,997,990	3.24%
TOTAL	2,697,990	4.38%

The above 2,697,990 performance shares are separate from any performance shares that may be issued under the 2005 Plan.

Options and Other Rights to Purchase Shares

The following table summarizes the issued and outstanding options as at April 30, 2008.

Number outstanding 30 April 2007	Granted	Exercised	Expired	Cancelled	Number outstanding 30 April 2008	Exercise price per share	Expiry date
150,000	-	-	(150,000)	-	-	$0.60	1 July 2007
740,000	-	-	(720,000)	(20,000)	-	$0.60	31 December 2007
545,000	-	-	-	(20,000)	525,000	$0.76	10 September 2008
1,575,000	-	-	-	(50,000)	1,525,000	$0.70	5 November 2009
419,500		-	-	(7,500)	412,000	$0.83	28 February 2010
380,000	-	-	-	(10,000)	370,000	$0.60	3 May 2010
100,000	-	(100,000)	-	-	-	$0.40	13 July 2010
310,000	-	(25,000)	-	(160,000)	125,000	$0.40	3 February 2011
340,000	-	(7,500)	-	(100,000)	232,500	$0.40	19 April 2011
50,000	-	-	-	-	50,000	$0.50	8 May 2011
20,000	-	-	-	-	20,000	$0.50	19 May 2011
75,000	-	-	-	(75,000)	-	$0.45	12 October 2011
150,000	-	-	-	-	150,000	$0.47	14 February 2009
100,000	-	-	-	(100,000)	-	$0.47	14 February 2012
-	1,500,000	-	-	(630,000)	870,000	$0.55	18 May 2012
-	50,000	-	-	-	50,000	$0.72	27 June 2012
-	100,000	-	-	-	100,000	$0.70	13 August 2012
-	280,000	-	-	-	280,000	$0.50	11 October 2012
-	130,000	-	-	-	130,000	$0.50	29 October 2012
-	85,000	-	-	-	85,000	$0.50	14 November 2012
-	1,200,000	-	-	-	1,200,000	$0.60	22 February 2013
4,954,500	3,345,000	(132,500)	(870,000)	(1,172,500)	6,124,500

During the year ended April 30, 2008, there were 3,345,000 stock options granted and 1,172,500 stock options cancelled and 870,000 stock options expired to directors, officers, consultants, and employees pursuant to the Company’s stock compensation plans.  As of April 30, 2008 there were 6,124,500 outstanding stock options issued under the Company’s stock compensation plans.

During the year ended April 30, 2007, there were no stock option amendments to directors, executive officers, non-executive insiders or others.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare Investor Services and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at June 25, 2008, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company:

Shareholder Name And Address	Number Of Shares Held(1)	Percentage Of Issued Shares
CDS & Company 25th Esplanade Toronto, Ontario M5E 1W5	46,589,124	75.6%
Stillwater Mining Company 1321 Discovery Drive Billings, MT 59102	5,750,692	9.3%
Front Street F/T 2008 LP 33 Yonge Street, Suite 600 Toronto, ON M5E 1G4	3,400,000	5.5%

Notes

(1)CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2008, or proposed material transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year-ended April 30, 2008 financial statements.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual report contains the consolidated financial statements for the Company for the fiscal year ended April 30, 2008 which contain an Audit Report dated June 30, 2008.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the common shares of the Company on the TSX Exchange for each of the last five full financial years are as follows:

Year Ended	High	Low

May 2007 – April 2008	0.770	0.280
May 2006 – April 2007	0.500	0.270
May 2005 – April 2006	0.510	0.255
May 2004 – April 2005	0.710	0.330
May 2003 – April 2004	1.400	0.400

The high and low market prices for the common shares of the Company on the TSX Exchange for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low

First Quarter July 2007	0.770	0.385
Second Quarter October 2007	0.650	0.360
Third Quarter January 2008	0.435	0.280
Fourth Quarter April 2008	0.610	0.295

First Quarter July 2006	0.500	0.330
Second Quarter October 2006	0.385	0.280
Third Quarter January 2007	0.480	0.270
Fourth Quarter April 2007	0.495	0.320

The high and low market prices for the common shares of the Company on the TSX Exchange for the most recent six months:

Month Ended	High	Low

June 2008	0.325	0.290
May 2008	0.350	0.300
April 2008	0.400	0.295
March 2008	0.560	0.330
February 2008	0.610	0.340
January 2008	0.440	0.280

The high and low market prices for the  common shares of the Company on the TSX Exchange on the first trading day in the most recent six months:

Month Ended	High	Low

June 2008	0.305	0.305
May 2008	0.330	0.300
April 2008	0.400	0.350
March 2008	0.560	0.470
February 2008	0.370	0.340
January 2008	0.380	0.360

On April 30, 2008 the closing sale price of the common shares on the TSX Exchange was $0.30 per share.

Since October 31, 2001, the common shares of the Company have been listed on the OTC Bulletin Board.

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for the five (5) most recent full financial years:

Year Ended	High	Low

May 2007– April 2008	0.750	0.260
May 2006– April 2007	0.500	0.201
May 2005– April 2006	0.500	0.200
May 2004 – April 2005	0.520	0.260
May 2003 – April 2004	1.025	0.700

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low

First Quarter July 2007	0.750	0.347
Second Quarter October 2007	0.620	0.310
Third Quarter January 2008	0.490	0.260
Fourth Quarter April 2008	0.640	0.287

First Quarter July 2006	0.500	0.292
Second Quarter October 2006	0.352	0.240
Third Quarter January 2007	0.490	0.201
Fourth Quarter April 2007	0.450	0.272

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for the most recent six months:

Month Ended	High	Low

June 2008	0.330	0.280
May 2008	0.389	0.260
April 2008	0.398	0.287
March 2008	0.570	0.335
February 2008	0.640	0.347
January 2008	0.440	0.275

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for the first trading day in the most recent six months:

Month Ended	High	Low

June 2008	0.330	0.300
May 2008	0.340	0.340
April 2008	0.335	0.335
March 2008	0.530	0.495
February 2008	0.375	0.347
January 2008	0.398	0.398

On April 30, 2008 the closing sale price of the common shares on the OTCBB was $0.30 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration.

The following table indicates the approximate number of record holders of common shares at June 25, 2008, the number of record holders of common shares with United States addresses and the portion and percentage of common shares so held in the United States.  On June 25, 2008, 61,658,008 common shares were outstanding.

Total Number of Registered Holders	Number of Registered U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares As at June 25, 2008
79	22	6,951,292	11.3%

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

G.

Performance Graph

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment – April 30, 2003 to April 30, 2008.

Five Year Return on $100 Investment April 30, 2003 to April 30, 2008
250
200
150
100
50
0
$
30-Apr-2003
30-Apr-2004
30-Apr-2005
30-Apr-2006
30-Apr-2007
30-Apr-2008
2003 - $100
PFN %
TSX %

	30-Apr-2003	30-Apr-2004	30-Apr-2005	30-Apr-2006	30-Apr-2007	30-Apr-2008
PFN %	100	142.86	79.76	104.76	102.38	71.43
TSX %	100	125.17	142.26	185.30	203.71	211.61

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

As of June 25, 2008, the Company has 61,658,008 common shares without par value issued and outstanding which are fully paid.

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

C.

Material Contracts

During the year ended April 30, 2008 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

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

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% (or 80%) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns common shares representing at least 10% (or 20%) of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

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

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding common shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding common shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal year ended April 30, 1997 and the fiscal years ended from April 30, 1998 through April 30, 2002 and April 30, 2006. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2008, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of April 30, 2008, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and the participation of the Company’s Chief Executive Officer, Harry Barr and the Company’s Chief Financial Officer, Robert Guanzon.  Based upon the evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company’s period SEC filings.  There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

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

During the Company’s most recently completed financial year ended April 30, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Composition of the Audit Committee

The following are members of the audit committee:

Jordan Point, Chairman of the Audit Committee, Linda Holmes and Dennis Hop.  For further information on the committee members, please see heading entitled Board Practices above page number 58.

All the members are an independent member of the audit committee and are financially literate.

Mr. Point has an understanding of internal controls and procedures for financial reporting.

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

Services	Year ended April 30, 2008	Year ended April 30, 2007

Audit Services	$25,000	$28,500
Audit – and review – related services	$-	$3,300
Tax services	$-	$900
All other services	$-	$-
	$$25,000	$32,700

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

The following exhibits are filed as part of this Form 20F Annual Report for the year ended April 30, 2008.

EXHIBIT 1. Financial Statements
EXHIBIT 2. Management Discussion and Analysis
EXHIBIT 3. Pacific North West Capital Corp. Code of Business Conduct and Ethics
EXHIBIT 4. Change of Auditors Package
EXHIBIT 5. Notice of Meeting
EXHIBIT 6. Information Circular
EXHIBIT 7. Supplemental Request Form
EXHIBIT 8. Proxy
EXHIBIT 9. Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:

July 28, 2008

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr

President & Chief Executive Officer

“Robert Guanzon”

Robert Guanzon, Chief Financial Officer

Form 52-109F1 Certification of Annual Filings

I, Harry Barr, CEO of Pacific North West Capital Corp. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification

of Disclosure in Issuers’ Annual and Interim Filings) of Pacific North West Capital Corp. (the issuer) for   the period ending April 30, 2008

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit

to state a material fact required to be stated or that is necessary to make a statement not misleading in   light of the circumstances under which it was made, with respect to the period covered by the annual   filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of   operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which   the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: July 28, 2008

“Harry Barr”

Harry Barr, President and CEO

Form 52-109F1 Certification of Annual Filings

I, Robert Guanzon, CFO of Pacific North West Capital Corp. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification

of Disclosure in Issuers’ Annual and Interim Filings) of Pacific North West Capital Corp. (the issuer) for   the period ending April 30, 2008

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit

to state a material fact required to be stated or that is necessary to make a statement not misleading in   light of the circumstances under which it was made, with respect to the period covered by the annual   filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of   operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which   the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: July 28, 2008

“Robert Guanzon”

___________________________________

Robert Guanzon, Chief Financial Officer

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I Harry Barr, President and Chief Executive Officer, certify that:

1.

I have reviewed this report on Form 20F of Pacific North West Capital Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

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

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

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

Date:

July 28, 2008

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr, President & Chief Executive Officer

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I Robert Guanzon Chief Financial Officer, certify that:

1.

I have reviewed this report on Form 20F of Pacific North West Capital Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

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

c)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

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

Date:

July 28, 2008

PACIFIC NORTH WEST CAPITAL CORP.

“Robert Guanzon”

___________________________________

Robert Guanzon, Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific North West Capital Corp. (the “Company”) on Form 20F for the period ended April 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry Barr, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

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

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific North West Capital Corp. (the “Company”) on Form 20F for the period ended April 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert Guanzon, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

PACIFIC NORTH WEST CAPITAL CORP.

“Robert Guanzon”

Robert Guanzon

Chief Financial Officer

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

“Robert Guanzon”

Robert Guanzon

Chief Financial Officer

July 28, 2008