Form 20-F/A
period 2008-04-30
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2009-03-27
CIK 1073238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT #1

FORM 20-F/A

MARCH 24, 2009

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

YES		NO	X

F. Tabular Disclosure of Contractual Obligations	48
G. Safe Harbour	48
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	48
A. Directors and Senior Management	48
B. Compensation	50
C. Board Practices	56
D. Employees	60
E. Share Ownership	60
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	65
A. Major Shareholders	65
B. Related Party Transactions	66
C. Interests of Experts and Counsel	66
ITEM 8. FINANCIAL INFORMATION	66
A. Consolidated Statements and Other Financial Information	66
B. Significant Changes	66
ITEM 9. THE OFFER AND LISTING	66
A. Offer and Listing Details	66
B. Plan of Distribution	68
C. Markets	68
D. Selling Shareholders	69
E. Dilution	69
F. Expense of the Issue	69
G. Performance Graph	69
ITEM 10. ADDITIONAL INFORMATION	69
A. Share Capital	69
B. Memorandum and Articles of Association	70
C. Material Contracts	70
D. Exchange Controls	70
E. Taxation	70
F. Dividends and Paying Agents	77
G. Statements by Experts	77
H. Documents on Display	77
I. Subsidiary Information	77
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	78

PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	78

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	78

ITEM 14. MATERIAL MODICIATION STO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	78

ITEM 15. CONTROLS AND PROCEDURES	78

ITEM 16. (RESERVED)	79

ITEM 16A. AUDIT COMMITTEE FINANCIAL REPORT	79

ITEM 16B. CODE OF ETHICS	82

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	82

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	83

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	83
PART III

ITEM 17. FINANCIAL STATEMENTS	83

ITEM 18. FINANCIAL STATEMENTS	83

ITEM 19. EXHIBITS	83

EXHIBIT 1. Financial Statements

SIGNATURES	83

CERTIFICATIONS	84

GLOSSARY

The following are definitions of mining terms and certain other terms used in this Statement.

Anglo Platinum	Anglo American Platinum Corporation Limited
Au	The chemical symbol for gold
Assay	A chemical test performed on a sample of rocks or core to determine the amount of contained metals
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals
Chalcopyrite	A sulphide mineral of copper and iron; an important ore mineral of copper
Channel Sample	A sample from a small trench or channel, cut on a rock surface, usually about 5-10 cm wide and 2 cm deep, to provide accurate distribution of mineralization
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face
Diabase	A common basic intrusive igneous rock usually occurring in dykes or sills
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching and defining ore bodies
Falconbridge	Xstrata Canada Corporation formerly Falconbridge Limited
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica
gpt or g/t	Grams per tonne.
Induced Polarization	A geophysical survey method which measures the conductivity properties of rocks
g/t Au	Grams per tonne gold
Kaymin	Kaymin Resources Limited, a wholly-owned subsidiary of Anglo Platinum
Km	A measure of distance known as a kilometre
Mineralization	The concentration of metals and their chemical compounds within a body of rock
Ni	The chemical symbol for nickel
Nickel	A hard white silver metallic chemical element
NSR	Net Smelter Returns
opt	Ounce per tonne

Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated
Oz	A measure of weight known as an ounce
Pd	The chemical symbol for Palladium
PGM	Platinum Group Metals
PGE	Platinum Group Elements
ppm	Parts per million
Pt	The chemical symbol for Platinum
RVI	River Valley Intrusion
SIC	Sudbury Igneous Complex
Sample	A small portion of rock or mineralization taken so that the metal content can be determined by assaying
Sampling	Selecting a fractional but representative part of a rock or mineralization for analysis
Strike	The bearing of a bed or layer of rock
Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source
Xstrata	Xstrata Canada Corporation formerly Falconbridge Limited

EXPLANATORY NOTE

This Amendment No. 1 is being filed in response to correspondence received from the Securities and Exchange Commission regarding the originally filed Form 20-F filed July 30, 2008.  Item 3 and Exhibit 1 which have been amended in order to reflect the adjustment of mineral acquisition costs for the year ended April 30, 2008.  Item 4 has been amended to provide clarity in this section to clearly distinguish between proven and probable reserves.  Additional Cautionary Notes to US Investors and additional clarity to location and ownership.  Item 15 has been amended to reflect management’s Evaluation of Disclosure Controls and Procedures and Management’s Report on Internal Control Over Financial Reporting.  In addition a revision was suggested on the Certifications for Section 302 of the CEO and the CFO to reference the responsibility for establishing and maintaining internal controls over financial reporting and to conform with the instructions provided in Item 19 of Form 20-F.

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

Selected Financial Data

(In Canadian Dollars)

	Year Ended April 2008	Year Ended April 2007	Year Ended April 2006	Year Ended April 2005	Year Ended April 2004

Canadian GAAP

Interest income	314,082	147,301	115,571	112,423	73,513
Project management fees	297,622	49,209	140,474	317,329	280,354
Net Loss	883,378	1,230,764	1,344,822	1,894,297	1,276,008
Loss per common share	(0.02)	(0.03)	(0.04)	(0.06)	(0.05)

Weighted Average No. Shares	53,358,393	37,743,307	34,553,930	31,733,575	25,151,992

Selected Financial Data continued

(In Canadian Dollars)

	Year Ended April 2008	Year Ended April 2007	Year Ended April 2006	Year Ended April 2005	Year Ended April 2004

Working capital	10,088,901	4,298,776	3,474,322	4,518,026	5,566,082
Mineral properties	6,622,731	2,795,717	2,072,383	1,336,348	534,529
Total assets	17,087,029	7,315,871	5,681,742	6,070,616	7,202,319
Capital stock	25,677,015	16,906,926	14,227,882	13,381,700	13,228,572
Dividends declared per share	-	-	-	-	-

Selected Financial Data

(In Canadian Dollars)

	Year Ended April 2008	Year Ended April 2007	Year Ended April 2006	Year Ended April 2005	Year Ended April 2004

US GAAP

Interest income	314,082	147,301	115,571	112,423	73,513
Project management fees	297,622	49,209	140,474	317,329	280,354
Net loss for period	4,939,262	2,257,084	2,468,506	2,696,116	1,480,365
Loss per common share	(0.09)	(0.06)	(0.07)	(0.08)	(0.05)
Weighted Average No. Shares	53,358,393	37,743,307	34,553,930	31,733,575	25,151,992

Working Capital	8,031,041	3,567,904	3,333,963	4,518,026	4,662,282
Mineral properties	-	-	-	-	-
Total assets	10,464,298	4,520,154	3,609,359	4,734,268	6,667,790
Capital stock	25,677,015	16,906,926	14,227,882	13,381,700	13,228,572
Dividends declared per share	-	-	-	-	-

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

In addition to the River Valley Property, the Company holds various other properties that together comprise the River Valley Joint Venture property as follows:

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

Property Location and Access

The River Valley property lies within Dana and Pardo Townships and is located about 100 road kilometres (50 km direct) northeast of the City of Sudbury, Ontario.  The coordinates of the centre of the property are approximately 555356mE and 5172290mN (UTM zone 17, NAD 27).

N
S
W
E
Lake Temagami
Maskinonge Lake
Wanapitei Lake
River Valley Project
River Valley
144
64
Whitewater Lake
Sudbury
17
Kelley Lake
17
69
Nepewassi Lake
Sturgeon Falls
0
4
8
16
Kilometers
River Valley Project
Pacific North West Capital / Anglo Platinum
PACIFIC NORTH WEST
ANGLO PLATINUM

The River Valley property claim group consists of 333 unpatented mining claim units that cover 5688 hectares 14,055 acres(56.8 km2).  The majority of the claims are located in Dana Township, with 4 of the 30 blocks located immediately to the north in Pardo Township.  The claim group is contiguous, with the exception of claim S-1229380, located south of the main group in Dana Township.  Both Dana and Pardo Townships are in the Sudbury Mining District. The townships are unsurveyed.

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

All exploration to date has been carried out with appropriate work permits from the Ontario Ministry of Natural ResourcesMNR permits.  For the future drilling phases a more elaborate permit may be applied forrequired, but to PFN’s knowledge there is no impediment to receiving one.

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

The following “italicized text” has been excerpted from technical reports entitled "Review of Exploration Results River Valley property & Agnew property for Pacific North West Capital Corp. (as of January 31, 2001 with revisions to March 22, 2001)" and dated March 26, 2001 which was completed by Derry, Michener, Booth & Wahl Consultants Limited and “Mineral Resource Estimate of the Dana Lake and Lismer’s Ridge Deposits on the River Valley PGM property, Ontario for Pacific North West Capital Corp (as of September 26, 2001) dated October 15, 2001 and was completed by Derry Michener Booth and Wahl Consultants Ltd.),. and a “Revised Mineral Resource Estimate, Dana Lake and Lismer’s Ridge Deposits incorporating the Phase VI Drilling, River Valley PGM Project, Ontario for Pacific North West Capital Corp”, dated June 10, 2004, by Derry, Michener, Booth and Wahl Consultants Ltd.

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

In 2005-2006 (Phase 8), additional mapping and drilling was carried out.  In 2006 and 2007 (Phase 9), further mapping was completed.

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

Phase X (2007):  Surface mapping and detailed sampling will continue in the southwestern portions of the property to define future drill  targets.

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

Non-Reserve Mineral Resource and Mineral Reserve Estimation – Mineral Deposits

Definitions

The terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource”, “measured mineral resource” and “cut-off grade” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

Cut-off Grade

The cut-off grade is the lowest grade of material that can be mined and processed considering all applicable costs, without incurring a loss or gaining a profit. In the subsequent summary of resources, the cut-off grade used for reporting block model statistics within mineralized zone constraints is a combined Pt+Pd grade. The resources within each zone are reported for cut-off grades of 0.7 g/t Pt+Pd and 1.0 g/t Pt+Pd.  The lower cut-off grade of 0.7 g/t Pt+Pd is based on historical resource estimates for the Lac des Iles Mine, which is the only active Pt/Pd producer in Canada. In the resource estimates, no allowance has been made for the respective precious metal prices, or recoveries.

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

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

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

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an

Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Measured and Indicated Resources

The following is a summary of the March 2006 Measured and Indicated Resources update, prepared by Geosim Services Inc.:

•

Table 1: Measured and Indicated Resources of 30.5 million tonnes with grades of 0.97 g/t palladium (Pd) 0.34 g/t platinum (Pt) and 0.061g/t gold (Au), using a cut off grade of 0.7 g/t Pt+Pd

•

Table 2: Higher Grade Measured and Indicated Resources of 19.3 million tonnes with grades of 1.18 g/t palladium (Pd) 0.39 g/t platinum (Pt) and 0.07 g/t gold (Au), using a cut off grade of 1.0 g/t Pt+Pd

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured resources” and “indicated resources”. We advise US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 1: 2006 River Valley Updated Measured and Indicated Resource Estimate (cut-off grade 0.70 g/t Pt+Pd)
Measured Resources
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000s	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	2,623	0.080	0.428	1.327	0.12	0.02	1.755	1.835
Dana South	1,496	0.100	0.625	2.122	0.16	0.03	2.747	2.847
Lismer's Ridge	4,411	0.062	0.357	0.982	0.10	0.02	1.339	1.401
Lismer North	-	-	-	-	-	-	-	-
Varley	-	-	-	-	-	-	-	-
Total	8,530	0.074	0.426	1.288	0.12	0.02	1.714	1.788

Indicated Resources
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000's	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	5,881	0.054	0.278	0.777	0.09	0.02	1.055	1.109
Dana South	3,516	0.071	0.380	1.229	0.11	0.02	1.609	1.680
Lismer's Ridge	7,439	0.046	0.255	0.667	0.08	0.02	0.922	0.968
Lismer North	1,333	0.058	0.316	0.911	0.11	0.03	1.227	1.285
Varley	3,855	0.059	0.345	0.939	0.07	0.02	1.283	1.342
Total	22,024	0.055	0.300	0.848	0.09	0.02	1.149	1.204

Measured + Indicated Resources
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000's	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	8,504	0.062	0.324	0.947	0.10	0.02	1.271	1.333
Dana South	5,012	0.079	0.453	1.496	0.13	0.02	1.949	2.028
Lismer's Ridge	11,850	0.052	0.293	0.784	0.09	0.02	1.077	1.129
Lismer North	1,333	0.058	0.316	0.911	0.11	0.03	1.227	1.285
Varley	3,855	0.059	0.345	0.939	0.07	0.02	1.283	1.342
Total	30,554	0.061	0.335	0.971	0.10	0.02	1.306	1.367

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured resources” and “indicated resources”. We advise US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 2: 2006 River Valley Updated Measured and Indicated Resource Estimate (cut-off grade 1.0 g/t Pt+Pd)

Measured Resource

DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000s	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	2,523	0.082	0.435	1.354	0.12	0.02	1.790	1.871
Dana South	1,495	0.100	0.626	2.122	0.16	0.03	2.748	2.848
Lismer's Ridge	3,976	0.064	0.368	1.018	0.10	0.02	1.385	1.449
Lismer North	-	-	-	-	-	-	-	-
Varley	-	-	-	-	-	-	-	-
Total	7,994	0.076	0.437	1.331	0.12	0.02	1.768	1.844

Indicated Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000s	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	3,067	0.061	0.320	0.920	0.09	0.02	1.240	1.301
Dana South	3,304	0.072	0.389	1.266	0.11	0.02	1.655	1.727
Lismer's Ridge	2,140	0.054	0.302	0.824	0.09	0.02	1.127	1.180
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648
Varley	2,082	0.075	0.448	1.224	0.09	0.02	1.671	1.747
Total	11,309	0.066	0.365	1.076	0.10	0.02	1.441	1.506

Measured and Indicated Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000s	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	5,590	0.070	0.372	1.116	0.11	0.02	1.488	1.558
Dana South	4,800	0.080	0.463	1.533	0.13	0.02	1.995	2.076
Lismer's Ridge	6,116	0.060	0.345	0.950	0.10	0.02	1.295	1.356
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648
Varley	2,082	0.076	0.448	1.224	0.08	0.02	1.672	1.747
Total	19,303	0.070	0.395	1.181	0.11	0.02	1.576	1.646

Inferred Resources

The following is a summary of the March 2006 inferred resource update, prepared by Geosim Services Inc.:

•

Table 3: Inferred Resource of 2.3 million tonnes with grades of 0.87g/t palladium (Pd), 0.31g/t platinum (Pt) and 0.05 g/t Gold (Au), using a cut off grade of 0.7 g/t Pt+Pd.

•

Table 4: Higher Grade Inferred Resources 881,000 tonnes with grades of 1.36 g/t palladium (Pd), 0.46 g/t platinum (Pt) and 0.07 g/t Gold (Au), using a cut off grade of 1.0 g/t Pt+Pd.

Cautionary Note to US Investors concerning estimates of Inferred Resources.  This section uses the terms “inferred resources”. We advise US investors while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category or will ever be converted into reserves. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Table 3: 2006 River Valley Updated Inferred Resource Estimate (cut-off grade 0.70 g/t Pt+Pd)
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000's	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	41	0.035	0.209	0.559	0.07	0.02	0.769	0.803
Dana South	552	0.047	0.229	0.648	0.08	0.02	0.876	0.923
Lismer's Ridge	330	0.039	0.219	0.529	0.08	0.02	0.748	0.788
Lismer North	546	0.073	0.419	1.224	0.12	0.03	1.644	1.717
Varley	948	0.050	0.326	0.925	0.07	0.02	1.251	1.301
Total	2,389	0.053	0.309	0.873	0.09	0.02	1.182	1.235

Table 4: 2006 River Valley Updated Inferred Resource Estimate (cut-off grade 1.0 g/t Pt+Pd)
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E
	000's	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	-	-	-	-	-	-	-	-
Dana South	104	0.053	0.276	0.819	0.09	0.02	1.094	1.147
Lismer's Ridge	-	-	-	-	-	-	-	-
Lismer North	345	0.091	0.524	1.586	0.14	0.03	2.110	2.201
Varley	432	0.063	0.464	1.301	0.07	0.01	1.765	1.828
Total	881	0.073	0.465	1.356	0.10	0.02	1.821	1.894

The new resource estimates include results from the North Lismer and Varley zones not included in previous resource estimates.

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

(No allowance for the respective precious metal prices or recoveries has been made in the foregoing resource estimates).

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

(III)

West Timmins Nickel Project

Ownership

By agreement dated October 28, 2004 as amended September 27, 2006 and April 7, 2008, the Company may earn up to a 100% interest in the West Timmins Nickel Project from Falconbridge Inc. (now “Xstrata Nickel”).  The project is located in the Timmins region of Ontario and consists of 1682 claim units (67,300 acres).

West Timmins Project
N
Xstrata
Montcalm Mine
Land Position
Kidd Creek
Metallurgical Complex
Timmins
11
655
101
101
144
0
8
16
Kilometers
West Timmins
Project
Toronto
xstrata
nickel
PACIFIC NORTH WEST
CAPITAL CORP.

Under the agreement, PFN may earn up to a 100% interest in the West Timmins Project.  In order to vest with a 100% interest in the Project, PFN will need to spend $4 million over a five (5) year period.  Xstrata Nickel will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first.  Xstrata Nickel, under certain circumstances, back in and earn a 50% interest by spending two and a half times the aggregate expenditure incurred by the Company within five years.  Xstrata Nickel may further elect to earn an additional 10% interest by completing a feasibility study or incurring $20 million expenditures on the property.  Under the agreement PFN acts as Project Operator.

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

The Company’s exploration activities on the West Timmins Nickel Project are focused on nickel and associated metals. In addition to airborne geophysical surveys completed in late 2004, a detailed compilation of the historical work in the MFI Montcalm Intrusive Complex was completed and has been used to help evaluate and prioritize conductors identified by the AeroTEM survey. In cooperation with Falconbridge, seven priority conductor anomalies have been identified based on geophysical responses, relation to the Montcalm deposit, geological settings and previous work over the conductors.

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

Subsequent to year end, the Company allowed certain claims to lapse.  At the date of this annual report, the property currently consists of 1315 claim units (52,600 acres).

(IV)

Raglan Hills (formerly South Renfrew)

Ownership

The Company staked 6 claims (64 units – 2500 acres) in Raglan Township within the Raglan meta-gabbro mafic complex in June, 2006.  The Company has 100% interest in the ground which is in good standing to 2009.

The property covers at least one historical nickel copper showing within a sulphide zone that is approximately 155 meters long and 6 to 15 meters wide.  Reconnaissance prospecting sampling and geochemical soil programs have been initiated over the property as well as the historical showing areas. Additional reconnaissance field work is planned to evaluate the remaining parts of the property.

During the year, the Company entered into a joint venture agreement with First Nickel Inc. to evaluate the claims as well as their adjoining claims (108 units or 4,250 acres) as one property.  Each company will participate in working the property as a 50:50 joint venture.  Expenditures and programs on the project will be determined by an annual joint management committee meeting.

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

The Company’s objective is to update the geological model, bring the initial resource to a 43-101 compliant status.  This is an ongoing program to confirm the mineral resource.  The area around the Nickel Plats Property has been flown with an EM and magnetic system to help evaluate the ground and define targets for acquisition as well as drilling.  This survey data is being evaluated.

During the year, the project was evaluated and a compilation was begun to understand the setting of the mineralization as well as develop an approach to test the known mineralization and other targets that are developed from the work.  Five mineral claims (123,000 acres) were staked around the Nickel Plat Project as well as in the vicinity.  An airbourne is planned for early 2008 to cover the properties.

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

(II)

Labrador Nickel Project

The Company acquired three Mineral Licenses (774 units or 47,444 acres) some 60 kilometers north of the Voisey Bay copper-nickel deposit in the Province of Newfoundland and Labrador.  The properties tie onto the Benton Resources and Teck Cominco block who are exploring the Kingurutik Lake area.  A compilation of the area was carried out but no programs are planned for 2008.

Subsequent to year end, the Company allowed these claims to lapse.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer.

Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded as of the end of the period covered by this report the Company’s disclosure controls and procedures were designed and are effective in providing reasonable assurance that:

•

information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and

•

material information required to be disclosed in our reports is accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(e) under the Exchange Act.  Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  Our internal control over financial reporting includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s internal control over financial reporting was to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

Based on this evaluation, management has concluded that as of April 30, 2008, the internal controls over financial reporting was effective.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Changes in internal control over financial reporting

During the Company’s most recently completed financial year ended April 30, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

The following exhibits are filed as part of this Form 20-F/A Annual Report for the year ended April 30, 2008.  To view all previously submitted Exhibits, please see the Company’s Form 20-F originally filed July 30, 2008.

EXHIBIT 1. Financial Statements

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:

March 24, 2009

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

CERTIFICATION OF C.E.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I Harry Barr, President and Chief Executive Officer, certify that:

1.

I have reviewed this annual report on Form 20-F of Pacific North West Capital Corp. as amended March 24, 2009 by Amendment No. 1;

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures for the company (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and.

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

March 24, 2009

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr, President & Chief Executive Officer

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I Robert Guanzon Chief Financial Officer, certify that:

1.

I have reviewed this annual report on Form 20-F of Pacific North West Capital Corp. as amended March 24, 2009 by Amendment No. 1;

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures for the company (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and.

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

March 24, 2009

PACIFIC NORTH WEST CAPITAL CORP.

“Robert Guanzon”

___________________________________

Robert Guanzon, Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific North West Capital Corp. (the “Company”) on Form 20F as amended March 24, 2009 by Amendment No. 1 for the period ended April 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry Barr, the President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

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

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific North West Capital Corp. (the “Company”) on Form 20F as amended March 24, 2009 by Amendment No. 1 for the period ended April 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert Guanzon, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

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

March 24, 2009