Form 20-F/A
period 2008-04-30
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2009-04-13
CIK 1073238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT #2

FORM 20-F/A

APRIL 9, 2009

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

EXPLANATORY NOTE

This Amendment No. 2 is being filed in response to comments received from the Securities and Exchange Commission regarding the originally filed Form 20-F filed July 30, 2008 as amended and filed March 27, 2009.  Item 5 has been amended to correspond with Item 15 to reflect management’s Evaluation of Disclosure Controls and Procedures and Management’s Report on Internal Control Over Financial Reporting.  In addition a revision was suggested on the Certifications for Section 302 of the CEO and the CFO to remove the reference to the certifying officer’s title in order to not limit the capacity that each is certifying the Company’s annual report.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

April 9, 2009

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

CERTIFICATION OF C.E.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I Harry Barr, certify that:

1.

I have reviewed this annual report on Form 20-F of Pacific North West Capital Corp. as amended April 9, 2009 by Amendment No. 2;

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

April 9, 2009

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I Robert Guanzon, certify that:

1.

I have reviewed this annual report on Form 20-F of Pacific North West Capital Corp. as amended April 9, 2009 by Amendment No. 2;

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

Robert Guanzon

5