Form 20-F
period 2009-04-30
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2009-07-30
CIK 1073238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

JULY 28, 2009

Registration Statement Pursuant to Section 12(b) Or (g) of the Securities Exchange Act of 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED	APRIL 30, 2009
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
(ADDRESS OF PRINCIPAL OFFICES)
Harry Barr, Telephone: 604-685-1870
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

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
61,858,008 Shares
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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES		NO	X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchanage Act (Check one):

Large accelerated filer		Accelerated filer	Non-accelerated filer		X
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP _____	International Financial Reporting Standards as issued by the International Accounting Standards Board _________				Other _____
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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

YES		NO

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	56
A. Directors and Senior Management	56
B. Compensation	58
C. Board Practices	68
D. Employees	71
E. Share Ownership	71
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	72
A. Major Shareholders	72
B. Related Party Transactions	72
C. Interests of Experts and Counsel	72
ITEM 8. FINANCIAL INFORMATION	73
A. Consolidated Statements and Other Financial Information	73
B. Significant Changes	73
ITEM 9. THE OFFER AND LISTING	73
A. Offer and Listing Details	73
B. Plan of Distribution	75
C. Markets	75
D. Selling Shareholders	75
E. Dilution	75
F. Expense of the Issue	76
G. Performance Graph	76
ITEM 10. ADDITIONAL INFORMATION	76
A. Share Capital	76
B. Memorandum and Articles of Association	76
C. Material Contracts	76
D. Exchange Controls	77
E. Taxation	77
F. Dividends and Paying Agents	84
G. Statements by Experts	84
H. Documents on Display	84
I. Subsidiary Information	84
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	84

PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	84

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	84

ITEM 14. MATERIAL MODICIATION STO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	85

ITEM 15. CONTROLS AND PROCEDURES	85

ITEM 16. (RESERVED)	86

ITEM 16A. AUDIT COMMITTEE FINANCIAL REPORT	86

ITEM 16B. CODE OF ETHICS	87

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	87

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	87

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	87

PART III

ITEM 17. FINANCIAL STATEMENTS	87

ITEM 18. FINANCIAL STATEMENTS	87

ITEM 19. EXHIBITS	88

EXHIBIT 1. Financial Statements
EXHIBIT 2. Management Discussion & Analysis
EXHIBIT 3. Auditor Consent
EXHIBIT 4. President’s Letter to the Shareholders
EXHIBIT 5. Notice & Information Circular
EXHIBIT 6. Request for Financial Statements Form

SIGNATURES	88

CERTIFICATIONS	89

GLOSSARY

The following are definitions of mining terms and certain other terms used in this Statement.

Anglo Platinum	Anglo American Platinum Corporation Limited
Au	The Periodic symbol for gold
Assay	A chemical test performed on a sample of rocks or core to determine the amount of contained metals
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals
Chalcopyrite	A sulphide mineral of copper and iron; an important ore mineral of copper
Channel Sample	A sample from a small trench or channel, cut on a rock surface, usually about 5-10 cm wide and 2 cm deep, to provide accurate distribution of mineralization
Chip Sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face
Diabase	A common basic intrusive igneous rock usually occurring in dykes or sills
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter
Diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration
Hectare	a unit for measuring an area of land equal to 10,000 square metres
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching and defining ore bodies
Grab Samples	A sample of rock or sediment taken more or less indiscriminately at any place
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica
gpt or g/t	Grams per tonne.
Induced Polarization	A geophysical survey method which measures the conductivity properties of rocks
g/t Au	Grams per tonne gold
Kaymin	Kaymin Resources Limited, a wholly-owned subsidiary of Anglo Platinum
Km	A measure of distance known as a kilometre
Mineralization	The concentration of metals and their chemical compounds within a body of rock
Ni	The Periodic symbol for nickel
Nickel	A hard white silver metallic chemical element
NSR	Net Smelter Returns

opt	Ounce per tonne
Ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated
Oz	A measure of weight known as an ounce
Pd	The Periodic symbol for Palladium
PGM	Platinum Group Metals
PGE	Platinum Group Elements
ppm	Parts per million
Pt	The Periodic symbol for Platinum
RVI	River Valley Intrusion
SIC	Sudbury Igneous Complex
Sample	A small portion of rock or mineralization taken so that the metal content can be determined by assaying
Sampling	Selecting a fractional but representative part of a rock or mineralization for analysis
Strike	The bearing of a bed or layer of rock
Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source

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

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the United States Generally Accepted Accounting Principles ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to footnote No. 17 to the April 30, 2009 Audited Financial Statements.

Selected Financial Data

(In Canadian Dollars)

	Year Ended April 2009	Year Ended April 2008	Year Ended April 2007	Year Ended April 2006	Year Ended April 2005

Canadian GAAP

Interest income	233,468	314,082	147,301	115,571	112,423
Project management fees	25,628	297,622	49,209	140,474	317,329
Net Loss	5,354,466	883,378	1,230,764	1,344,822	1,894,297
Loss per common share	(0.09)	(0.02)	(0.03)	(0.04)	(0.06)

Weighted Average No. Shares	61,721,508	53,358,393	37,743,307	34,553,930	31,733,575

Selected Financial Data continued

(In Canadian Dollars)

	Year Ended April 2009	Year Ended April 2008	Year Ended April 2007	Year Ended April 2006	Year Ended April 2005

Working capital	5,179,476	10,088,901	4,298,776	3,474,322	4,518,026
Mineral properties	6,043,905	6,622,731	2,795,717	2,072,383	1,336,348
Total assets	15,095,336	17,087,029	7,315,871	5,681,742	6,070,616
Capital stock	24,779,281	25,677,015	16,906,926	14,227,882	13,381,700
Dividends declared per share	-	-	-	-	-

Selected Financial Data

(In Canadian Dollars)

	Year Ended April 2009	Year Ended April 2008	Year Ended April 2007	Year Ended April 2006	Year Ended April 2005

US GAAP

Interest income	233,468	314,082	147,301	115,571	112,423
Project management fees	25,628	297,622	49,209	140,474	317,329
Net loss for period	(3,535,052)	4,939,262	2,257,084	2,468,506	2,696,116
Loss per common share	(0.05)	(0.09)	(0.06)	(0.07)	(0.08)
Weighted Average No. Shares	61,721,508	53,358,393	37,743,307	34,553,930	31,733,575

Working Capital	4,054,393	8,031,041	3,567,904	3,333,963	4,518,026
Mineral properties	-	-	-	-	-
Total assets	9,051,431	10,464,298	4,520,154	3,609,359	4,734,268
Capital stock	24,779,281	25,677,015	16,906,926	14,227,882	13,381,700
Dividends declared per share	-	-	-	-	-

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

(x)

Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2009, the Company had reserved, 7,309,500 common shares for issuance upon the exercise of warrants, incentive stock options and performance shares.  Such common shares represent a potential equity dilution of approximately 12% based upon the number of outstanding common shares at April 30, 2009, of 61,858,008.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  As at April 30, 2009, the Company had an unlimited number of authorized but unissued and unreserved number of common shares.  Issuance of additional common shares would be subject to stock exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, property exploration and general working capital requirements which issuances would be subject to regulatory approval.

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

The Company's registered and executive office is located at 2303 West 41st Avenue, Vancouver, British Columbia Canada V6M 2A3, telephone number (604) 685-1870.  The Company is a reporting issuer in the Province of Alberta, British Columbia and Ontario, Canada.  The Company’s common shares traded on the Toronto Venture Exchange from December 19, 1997 and on the Toronto Stock Exchange (“TSX”) from June 8, 2001 under the trading symbol “PFN” and on the OTCBB from August 30, 2001 under the trading symbol “PAWEF” and are included for trading on the Frankfurt Stock Exchange, Open Market under the trading symbol “P7J.F”.

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

C.

Organizational Structure

The Company is the sole shareholder of Pacific North West Capital Corp. USA.

D.

Property, Plants, and Equipment

ONTARIO, CANADA

(I)

River Valley Joint Venture Project

By agreement dated July 14, 1999, the Company granted to Kaymin Resources Ltd., a wholly owned subsidiary of Anglo Platinum Limited, an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property in the Sudbury Region of Ontario.  During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest.  As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these consolidated financial statements.  As at 30 April 2009, $Nil, (2008 - $Nil), is receivable from the joint venture for advance payables

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

a)

River Valley Property.  By an agreement dated January 15, 1999 and amended March 11, 1999, the Company acquired a 100% interest in 226 claim units (1 claim unit = 16 hectares), known as the River Valley Property, located in Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration the Company issued 600,000 common shares over four years and made cash payments of $265,000 to the optionors.

The property is subject to a total 3% NSR.  The Company can purchase up to 2% of the NSR from the vendors for $2,000,000.  Under the joint venture with Kaymin, both PFN and Kaymin hold a 50% interest in these claims.

In addition to the River Valley Property, the Company holds various other properties that together comprise the River Valley Joint Venture property as follows:

b)

Goldwright Property.  By agreement dated June 30, 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in Janes Township, Sudbury

Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by May 31, 2001.  Certain of the above claims are subject to a 2% NSR.

c)

Frontier Property.  The Company acquired a 100% interest in certain properties located in Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.  The property is subject to a 2% NSR.  During the year the interest in this property was allowed to lapse.

d)

Washagami Lake Property consists of 1 unpatented mining claim units (16 hectares) located in Janes Township, Sudbury Mining District, Ontario, immediately south of the Frontier property.

The Company entered into an Option to Purchase agreement dated February 23, 1999, as amended, whereby the Company could earn a 100% interest by making cash payments of $28,200.  The Company made these payments and held a 100% ownership interest in the property until December 2008, when the claim was allowed to lapse

e)

Razor Property.  The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District for a consideration of $30,000. The property is subject to a 2% NSR.

f)

Western Front Property.  By agreement dated November 16, 2001, the Company has acquired a 70% interest in certain mineral claims from a company (the Optionor) that previously had certain directors in common.  As consideration the Company paid $55,000 and issued 20,000 common shares to the Optionors. In addition, exploration expenditures of $50,000 were completed. The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the Optionor. The property is subject to a 3% NSR the first 1% of which the Company can purchase for $1,000,000 the second 1% can be purchased for $2,000,000. The Company and the Optionor will share the NSR buyout privileges in proportion to their respective interest.

Property Location and Access

The River Valley property lies within Dana and Pardo Townships, and is located about 60 kilometers (km) northeast of the City of Sudbury, Ontario.  The coordinates of the center of the property are approximately 555356mE and 5172290mN (UTM Zone 17, Datum NAD 27).

The River Valley property claim group, including the Frontier, Razor and Western Front properties, consists of 333 unpatented mining claim units that cover approximately 5687 hectares.  The majority of the claims are located in Dana Township with 4 of the 30 blocks located immediately to the north in Pardo Township.  The claim group is contiguous, with the exception of claim S-1229380, located south of the main group in Dana Township.  Both Dana and Pardo Townships are in the Sudbury Mining District. The townships are unsurveyed.  The property is road accessible.

Location of the River Valley Joint Venture Property

N
W
E
S
Lake Temagami
Maskinonge Lake
Wanapitei Lake
River Valley
Project
River Valley
144
64
Whitewater Lake
Sudbury
17
Kelley Lake
17
69
Nepewassi Lake
Sturgeon Falls
0
4
8
16
Kilometers
River Valley Project
Pacific North West Capital /
Anglo Platinum
PACIFIC NORTH WEST
ANGLO
PLATINUM

Claim Status

All claims that form the River Valley Joint Venture Property are in good standing at the time of writing. The River Valley claim block (excluding the Goldwright property) has been legally surveyed, and the final mining lease applications are being reviewed by the different Ontario government Ministries. The mining lease approvals are expected in 2009.

Subsequent to year end and prior to the date of this annual report, claim S-1229380 was allowed to lapse on its anniversary date of July 26, 2009.

To the best of PFN’s knowledge there are no environmental or other liabilities associated with the River Valley Joint Venture claims.

All exploration to date has been carried out with appropriate work permits from the Ontario Ministry of Natural Resources.  For the future drilling phases a more elaborate permit may be required, but to PFN’s knowledge there is no impediment to receiving one.

Claim list and anniversary dates, River Valley Joint Venture Property

Township/Area	Claim Number	Claim Due Date	# of Units
DANA	1227988	2011-Oct-19	8	LBO
DANA	1227989	2011-Oct-19	8	LBO
DANA	1227990	2011-Oct-19	12	LBO
DANA	1227991	2011-Oct-19	10	LBO
DANA	1229216	2011-Oct-19	6	LBO
DANA	1229217	2011-Oct-19	16	LBO
DANA	1229218	2011-Oct-19	16	LBO
DANA	1229219	2011-Oct-19	12	LBO
DANA	1229220	2011-Oct-19	16	LBO
DANA	1229221	2011-Oct-19	16	LBO
DANA	1229222	2011-Oct-19	16	LBO
DANA	1229223	2011-Oct-19	12	LBO
DANA	1229224	2011-Oct-19	10	LBO
DANA	1229230	2011-Sep-21	16	LBO
DANA	1229231	2011-Sep-21	16	LBO
DANA	1229232	2011-Sep-21	14	LBO
PARDO	1229233	2011-Sep-21	16	LBO
PARDO	1229234	2011-Sep-21	6	LBO
DANA	1229380	2009-Jul-26	3	PFN
DANA	1229542	2011-May-07	6	PFN
DANA	1230038	2011-May-07	12	PFN
DANA	1237228	2011-May-25	8	PFN
DANA	1237304	2011-Apr-13	12	PFN
DANA	1237305	2011-Apr-13	8	PFN
DANA	1244338	2011-Jun-14	6	PFN
DANA	1244427	2011-Jun-05	7	PFN
DANA	1244435	2011-Jun-05	4	PFN
DANA	1244444	2011-Jun-05	16	PFN
PARDO	1244445	2011-May-07	8	PFN
PARDO	1244332	2011-May-07	8	PFN
PARDO	3017059c	2010-Apr-08	16	PFN
PARDO	3017060	2010-Apr-08	16	PFN
PARDO	3017061	2010-Apr-08	16	PFN
PARDO	3017062	2010-Apr-08	16	PFN
PARDO	3017085	2010-Apr-08	16	PFN

DANA	3004262	2010-Aug-29	2	PFN
DANA	3010281	2011-Oct-29	1	RAZOR
DANA	3010282	2011-Oct-29	1	RAZOR
DANA	1191268	2011-Oct 13	1	RAZOR
MCWILLIAMS	1229840	2011-Feb 12	9	RAZOR
JANES	1231107	2012-Dec-17	6	Western Front
JANES	1235822	2012-Dec-17	12	Western Front
JANES	1235888	2012-Dec-17	12	Western Front
JANES	1235889	2012-Dec-17	16	Western Front
JANES	1235891	2012-Dec-17	7	Western Front
JANES	1235892	2012-Dec-17	16	Western Front
JANES	1235893	2012-Dec-17	7	Western Front
JANES	1235894	2012-Dec-17	9	Western Front
JANES	1235896	2012-Dec-17	2	Western Front
DANA	1246498	2012-Jan-12	8	Western Front

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

Climate and Local Resources

Climate is temperate, with four distinct seasons, typical of the Southern Shield, and moderated by the proximity to the Great Lakes.  Other than over small lakes, drilling and geophysical surveys can be carried out year round from skidder roads.  Drilling water is sufficient.  Surface bedrock exploration can be done for about 7-8 months of the year.  An environmental base line study has not been necessary to date.

Infrastructure

Sudbury, a major mining and manufacturing city, can provide all of the infrastructure and technical needs for any exploration work.

Physiography

The property lies at a mean elevation of about 325 metres (m) ASL. Relief is moderate and typical of upland Precambrian Shield topography.  The eastern part around Azen Creek is lower and marshy.  Forest cover is mainly poplar with about 25-33% white pine regrowth.

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

Prospecting in the Dana Lake area by prospectors L. Luhta, R. Bailey and R. Orchard, (August 1998) resulted in the initial discovery of Platinum Group Metals (PGM) mineralization in the Dana Lake and Azen Creek areas.

Geological Setting

Regional Geology

The River Valley property is primarily underlain by rocks of the River Valley Intrusion (RVI), a large Paleoproterozoic (ca. 2.56 to 2.47 Ga) intrusion that forms part of the Huronian-Nipissing Magmatic Province (HNMP) or the Huronian Metallogenic Province (HMP).

Local Geology

The RVI covers more than 100 square kilometres (km2) and lies adjacent to, and straddles, the Grenville Front within the Grenville Province and the Grenville Front Tectonic Zone (GFTZ).  The GFTZ represents a complex zone, several km wide and consisting of generally southeast-dipping imbricate thrust faults.  In the area of the River Valley property, the GFTZ is located along the westernmost edge of the claims where it is represented by a system of eastward-dipping (10-25°) thrust faults.  This fault system separates the intrusive rocks of the RVI from younger sedimentary and intrusive rocks of the Huronian Supergroup (includes Nipissing Diabase).  It is likely that intrusive rocks of the RVI interdigitated within Huronian rocks along the fault-bound western contact.

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

Locations of mineralized zones in the River Valley Intrusion

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

Exploration - Current and Future

In 1999, Pacific North West Capital Corp. (PFN) optioned the Luhta, Bailey and Orchard claims.  After entering into an option agreement with joint-venture partner kaymin Resources Ltd., approximately $350,000 in work expenditures were completed. This work included detailed and regional mapping and prospecting. Samples were samples were assayed for Pt, Pd, Ni, Cu and Au.

In 2000, Pacific North West Capital Corp. and joint-venture partner Kaymin completed an approximately $1,650,000 Phase II surface exploration program which included an expansion of the previously completed detailed and regional work, geological mapping and sampling. In addition, geophysical surveys were undertaken which included both induced polarization and magnetometer surveys. A total of 6778 m of diamond drilling was undertaken in three phases. A total of 40 holes were completed with the majority of holes being drilled in the Dana Lake area. Samples were assayed for for Au, Pt, Pd, Ni, Cu and occasionally, Rh. Multi-element ICP analysis was completed on many of the samples.

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

In 2005-2006 (Phase 8), additional mapping and drilling was carried out.  In 2006 and 2007 (Phase 9), further mapping and detailed sampling was completed.

In 2008, a consulting geologist was engaged to review the work completed to date and recommend a future course of action. As part of this study, selected trench areas were resampled in detail to compare different sampling methods for consistency. A structural review was also completed.

Currently (July, 2009), a detailed geochemical study is underway. The goals of this study are to refine economic modeling of the deposit, to establish the geochemical characteristics of different mineralization types, to determine the processes that led to the mineralization, to document the controls on metal distribution, and to establish a genetic model for the origins of the mineralization.

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

Drilling

Drilling of 416 holes, totalling 83,838 m, was been carried out in six phases between February 28, 2000 and April 30, 2004.

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

A summary of each phase of drilling is as follows:

Phase I:  This was completed between February 28 and March 19, 2000.  It consisted of 2000 m in 13 holes and was designed to test the strike and depth of the known surface mineralization at the Dana Lake Area. In addition, the drill program was aimed at testing the correlation between induced polarisation anomalies and subsurface sulphide mineralization.

Phase II:  This was completed between June 12 and July 18, 2000.  2820.8 m were drilled in 14 holes to further test the strike and depth of known surface mineralization at the Dana Lake Area.

Phase III:  This was completed between September 6 and 25, 2000 and consisted of 1958.50 m in 13 holes. The program was designed to further test the strike and depth of known surface mineralization at the Dana Lake Area, and to provide an initial test of subsurface mineralization at Lismer’s Ridge.

Phase IV:  31 drill holes were completed between February 1 and March 22, 2001 when the program was temporarily shut down for data consolidation.  The program resumed May 14th and 67 more holes were completed by July 25th.  Assay results for the last 14 holes of the total of 98 holes (16012.44 m) were released September 26, 2001.  This program was designed to increase drill density on the Dana North, Dana South and Lismer’s Ridge Zones, thus improving the confidence level, so that an indicated mineral resource could be estimated.

Phase V: A total of 43 holes were completed on Dana South and Lismer’s Ridge between February 28,2002 and March 2, 2002 in the first stage.  The program resumed on April 22,2002 and 33 additional holes were completed by July 16, 2002. A total of 7 holes (1302 m) were drilled in an initial test of the Banshee Zone, located about 600 m south of the Dana Lake South Zone.

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

Sampling and Analysis

A rigorous program of sampling and analysis was undertaken. The core samples are taken continuously from drilling at widths with a maximum of 1.0 m. The samples taken are based on the following criteria, geology and sulphide content. In cases where mineralised is non-existent or weakly mineralised the sample interval is increased to 1.5 m. In general core recovery is excellent with recoveries on average exceeding 95%.

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

The remaining section is placed into a core box and is duly tagged as well. The outside of the core box has metal tag stapled to it which indicates the hole number and metre interval.  Lids are strapped tightly closed  and then stored at the core storage compound located on the grounds of the Fielding Road core shack; the main building itself is secured via a monitored alarm system (motion and door detectors).”

DMBW observed the core handling and transportation from the field to the secure core shack and fenced compound, and the core sampling process and found that all procedures were carried out in a proper and workmanlike manner.

It should be stressed that all technical work is also reviewed by Kaymin personnel who visit the property periodically and provide insight into interpretation and drill targets.

Non-Reserve Mineral Resource Estimation – Mineral Deposits

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

Table 3: 2006 River Valley Updated Inferred Resource Estimate (cut-off grade 0.70 g/t Pt+Pd)
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	Au+Pt+Pd
	000's	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	41	0.035	0.209	0.559	0.07	0.02	0.769	0.803
Dana South	552	0.047	0.229	0.648	0.08	0.02	0.876	0.923
Lismer's Ridge	330	0.039	0.219	0.529	0.08	0.02	0.748	0.788
Lismer North	546	0.073	0.419	1.224	0.12	0.03	1.644	1.717
Varley	948	0.050	0.326	0.925	0.07	0.02	1.251	1.301
Total	2,389	0.053	0.309	0.873	0.09	0.02	1.182	1.235

Table 4: 2006 River Valley Updated Inferred Resource Estimate (cut-off grade 1.0 g/t Pt+Pd)
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E
	000s	g/t	g/t	g/t	%	%	g/t	g/t
Dana North	-	-	-	-	-	-	-	-
Dana South	104	0.053	0.276	0.819	0.09	0.02	1.094	1.147
Lismer's Ridge	-	-	-	-	-	-	-	-
Lismer North	345	0.091	0.524	1.586	0.14	0.03	2.110	2.201
Varley	432	0.063	0.464	1.301	0.07	0.01	1.765	1.828
Total	881	0.073	0.465	1.356	0.10	0.02	1.821	1.894

The new resource estimates include results from the North Lismer and Varley zones not included in previous resource estimates.

Resource estimation was constrained by 3 dimensional solid models using Surpac© Vision software, developed from geological and analytical data.  Block estimation was carried out by ordinary kriging and inverse distance to the third power using 2 m downhole composites.  For the North Lismer model, one high outlier was capped at 3 g/5 Pt and 9 g/t Pd and for Varley, one high assay interval was capped at 10 g/t Pd prior to compositing.

The updated mineral resource estimate was completed by Ron Simpson of Geosim Services Inc., in conjunction with John Londry, VP Exploration for PFN.  Resource block modeling was carried out by Geosim based upon geological modeling conducted in-house by PFN, and incorporated all diamond drilling to March 31, 2005 (86,557 m of drilling and 422 drill holes).

(No allowance for the respective precious metal prices or recoveries has been made in the foregoing resource estimates).

Exploration

A Phase 7 exploration program was completed on the property during 2004 and mid 2005. The program completed 20,740 m of diamond drilling, metallurgical testing and the collection of a 40 tonne bulk sample for metallurgical testing on the Dana North and Dana South Zones. The budget was set at $3.0 million dollars.

In the Phase 7 program particular emphasis was placed on expanding targets identified by reconnaissance drilling, geophysics, and geological mapping especially along the northern contact of the intrusive. The known platinum, palladium mineralization has been identified within the contact breccia zone over a strike length in excess of 15 km. The mineral resource estimates have been primarily concentrated in the Dana Lake and Lismer’s Ridge Zones over a 3 km strike length.

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

In 2006 the joint venture has authorized a further $1.1 million (phase 9) lease survey and mapping program to determine the controls on mineralization within the intrusive complex.   At the end of 2009 it is expected that the JV will be in a position to receive a lease on the property from the Ontario Government.

Exploration programs completed on the property during 2007 were directed towards evaluating the potential of PGE mineralization within central portion of the River Valley Intrusive. The programs of prospecting, geologiacal mapping, stripping, and channel sampling were designed to determine the continuity of indicated surface mineralization. The leasing process of the property continued.  The budget was set at $525,000 dollars.

In 2008, a channel sampling program was completed in selected areas to allow comparison of grade estimates obtained using different sampling methods. A limited suite of samples were assayed by the Nickel Sulphide collection fire assay method for comparison with the lead collection fire assay method used in previous years, as well as to obtain better estimates of Osmium, Iridium, Rhodium and Ruthenium concentrations in the mineralization. In addition, a consulting geologist was contracted to review prior year’s exploration work to identify areas where additional work was needed.

In late 2008, Kaymin Resources Ltd informed the Company that, due to the global economic downturn and concomitant drop in metal prices, Kaymin wished to temporarily suspend expenditures on the project other than those needed for normal maintenance of the property. As a result, the Company closed its Sudbury exploration office. A budget of $285,000 was apportioned to allow for compilation and archiving of data collected from the various phases of exploration and drilling, and to provide for property maintenance.

In 2009, a budget of $245,000 was allocated to the River Valley joint venture to complete the arhival work, and to provide funds for reclamation work. Based on the previous year’s re-assaying of samples by the nickel sulphide collection fire assay method, the Company allocated an additional $100,000 for more extensive re-sampling and analyses as part of a research program conducted by a university researcher. The goals of this work are to better document metal concentrations in the mineralization, and to develop a genetic model for the origins of the mineralization.

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

(III)

West Timmins Nickel Project

Ownership

By agreement dated October 28, 2004 as amended September 27, 2006 and April 7, 2008, the Company may earn up to a 100% interest in the West Timmins Nickel Project from Xstrata Nickel (formerly Falconbridge Inc.).  The project is located in the Timmins region of Ontario and consists of 1682 claim units (27,235 hectares).

Subsequent to year end, the Company allowed certain claims to lapse.  At the date of this annual report, the property currently consists of 1315 claim units (21,286 hectares).

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

Minimum aggregate exploration expenditures of $4 million was to be completed by December 31, 2008.  This commitment has been extended to December 31, 2009 to complete additional exploration programs as follows:

On or before December 31, 2005	(completed)	$750,000
On or before December 31, 2006	(completed)	$1,500,000
On or before December 31, 2007	(completed)	$2,500,000
On or before December 31, 2009	(3,131,936 incurred)	$4,000,000

Location and Access

The West Timmins Project covers 355 km2 (35,500 hectares) approximately 60 km west of Timmins, Ontario, Canada. The property is accessible by road.

Location of the West Timmins Project

West Timmins Project
N
Xstrata
Montcalm Mine
Kidd Creek
Metallurgical Complex
Timmins
Land Position
11
655
101
144
West Timmins
Project
Toronto
xstrata
nickel
PACIFIC NORTH WEST
CAPITAL CORP.

Exploration

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

Follow up line cutting and EM surveys were initiated.  Drill testing of the stronger geophysical and geochemical targets was carried out in early 2006.  The most significant drill results were received in an area 5 km southwest of the Montcalm mine, where large zones of sulphide mineralization were intersected in an intrusive breccia.  Trace nickel and copper mineralization was intersected in parts of the zone.  PFN initiated a deep penetrating program of geophysical surveys to cover the extensive area between the successful drill holes and the mine area, and Xstrata agreed to continue the surveys on and over the mine on their property.  The surveys were laid out to look for sulphide mineral zones at depth associated with magnetic anomalies identified from the AeroTEM survey.

In 2007, additional geophysical targets were tested by drilling, and limited soil geochemical surveys were undertaken.

During 2008, deep penetrating EM surveys were completed on parts of the property to evaluate favorable geological stratigraphy.

A review of work completed was conducted in April 2009, and it was determined that that there were no significant targets left untested, and further exploration expenditures were not justified.

Subsequent to year end, the option agreement was terminated effective May 5, 2009.

(IV)

Raglan Hills (formerly South Renfrew)

Ownership

The Company staked 6 claims (1024 hectares) in Raglan Township within the Raglan meta-gabbro mafic complex in June, 2006.  The Company has 100% interest in the ground which is in good standing until 2009.

The property covers at least one historical nickel copper showing within a sulphide zone that is approximately 155 m long and 6 to 15 m wide.  Reconnaissance prospecting, sampling and geochemical soil programs have been initiated over the property, as well as the historical showing areas.

In 2007, the Company entered into a joint venture agreement with First Nickel Inc. (“First Nickel”) to evaluate the claims as well as their adjoining claims (1728 hectares) as one property.  Each company will participate in working the property as a 50:50 joint venture.  Expenditures and programs on the project will be determined by an annual joint management committee meeting.

PFN and First Nickel claims forming the Raglan Hills joint venture property.

Raglan Hills Joint Venture
Claims
Pacific North West Capital Corp.
First Nickel Joint Venture
Other
LYNDOCH
N
RAGLAN
CARLOW
MAYO
ASHBY
0 500 1,000 1,500 2,000 m
Pacific North West Capital Corp.

In 2008 an airborne magnetic and electromagnetic survey was completed on the joint venture property. This was followed by mapping and prospecting in the vicinity of anomalies generated by the airborne survey.

In early 2009, the Company informed its joint venture partner, First Nickel, that it would not be contributing to the 2009 work program on the project. This will result in a dilution of the Company’s interest by an amount dependent on the expenditures completed by First Nickel over the course of 2009. The Company retains the right to participate in future work programs if it so desires.

(V)

Coldwell Properties, Ontario

Ownership

In 2007, the Company acquired 91 mineral claims (20000 hectares) by staking in the Coldwell area near Marathon Ontario. The claims cover parts of the Coldwell alkaline intrusive complex, which also hosts the Marathon PGM deposit.

PFN claims forming the Colwell property near Marathon, Ontario

Airborne geophysical and lake bottom sediment surveys were completed in 2007. The goal of these surveys was to identify targets for follow-up ground evaluation in 2008.

Prospecting and a soil geochemical survey were completed in 2008. This work did not identify any significant mineralization.

No exploration activity is planned for the Coldwell property in 2009.

(VI)

Goodchild Property, Ontario

During the year, the Company acquired 28 mineral claims (6640 hectares) by staking in the north east of the Coldwell Area near Marathon Ontario. These claims were incorporated into the Coldwell project as described in the proceeding section. No exploration activity is planned for the Goodchild property in 2009.

(VII)

Walsh Township, Ontario

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

As consideration, the Company, at its option, must issue common shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	60,000	$-
On or before 1st January 2009	terminated	10,000	60,000	-
On or before 1st January, 2010	terminated	15,000	40,000	-
On or before 1st January, 2011	terminated	25,000	30,000	-
Total		$60,000	190,000	$-

An additional 100,000 common shares will be issued upon vesting of 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1% NSR for $1,000,000.

The Walsh property was incorporated into the Coldwell project as described in previous sections. No significant mineralization was identified on the property during 2008, and the Company terminated the option agreement in November, 2008.

(VIII)

East Sudbury Property, Ontario

During the year, the Company acquired 124 mineral claims (1638 units – 26,208 hectares) by staking in the Sudbury area of Ontario.

PFN claims forming the East Sudbury property near Sudbury, Ontario

A limited program of soil sampling and prospecting was completed on the East Sudbury property in 2008. No significant mineralization was identified, and no exploration activity is planned for the project in 2009.

(IX)

Swayze Joint Venture, Ontario

In 2007, the Company acquired claims by staking in Kenogaming Township (in the Swayze Greenstone Belt), Ontario. In March, 2008 the Company entered into a three year joint venture agreement with Benton Resources Corp. to evaluate the claims that both parties held in the Swayze Greenstone Belt.  It was proposed that the exploration budget over the three years will be $1,200,000 with the first years budget of $400,000.  Total holdings in the Swayze area includes 3 properties totaling 8,544 hectares.

Swayze joint venture claims in the Swayze greenstone belt of Ontario

Any additional claims acquired in the Swayze Greenstone Belt would be included in the joint venture.  Each company will participate in working the properties as a 50:50 joint venture.  Expenditures and programs on the properties will be determined by an annual joint management committee meeting.

In 2008, and airborne survey was completed over claims in Tooms Township that form part of the Swayze joint venture property. In addition, prospecting and mapping were completed on the Tooms and Heenan Township properties. In late 2008, a small (500 metre) drill program was completed on the Heenan Township property. This work did not identify significant mineralization.

In March 2009, the Company and its joint venture partner Benton Resources, agreed to terminate the joint venture. The various claims that were incorporated into the joint venture property will thus revert to the original claim holders.

The Company has no plans for exploration work on its Swayze property in 2009.

(X)

North Duluth Property, Ontario

In 2007, the Company spent $3,038 related to the acquisition of the 10 mineral claims (81 units – 1296 hectares) in the Crystal Lake Area south of Thunder Bay, Ontario.  Also in 2007, and airborne magnetic-electromagnetic survey was completed over the property. The survey did not identify any significant targets for follow-up work, and no exploration activity is planned for the North Duluth property in 2009.

QUEBEC, CANADA

(I)

Glitter Lake Property, Quebec, Canada

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

In 2007 PFN and CanAlaska agreed to an extension of the option.  A field program of sampling historical core stored on the property was also completed in 2007.

In 2009, the Company signed an agreement with Canalaska whereby the Company acquired a 100% ownership of the Glitter Lake property, subject to a 0.5% NSR, in consideration of meeting CanAlaska’s office lease obligations until November 2010. This will equate to a one-time cash payment of $83,601 dollars.

The Glitter Lake Project is located in northeastern Quebec, approximately 135 km north –northeast of the town of Matagami. The property lies at the southwest end of a 40 km long, north east trending belt of metavolcanic and sedimentary rocks intruded by a gabbroic body.  The exploration target is PGM mineralization associated with copper-nickel sulphide mineralization. The Glitter claims surround, and extend along strike from, the Horden Lake Copper-Nickel deposit, which hosts an indicated resource of 8.8Mt at 0.88% Cu and 0.21% Ni, and an inferred resource of 7.8Mt at 0.87% Cu and 0.25% Ni (Southampton Ventures Inc., Press Release, March 2, 2009)

No exploration activity is planned for the Glitter Lake property in 2009.

James Bay
Glitter Lake
Matagami
N
W
E
S
1:3,000,000
0 25 50 100 150 200
Kilometers

Glitter Lake Project Location Map

(II)

SOQUEM –Taureau & Chenneville Projects, Quebec, Canada

On June 30, 2006 the Company signed a Cooperation Agreement with SOQUEM Inc. ("SOQUEM") in order to conduct research on platinum properties in the southern portion in the Province of Quebec, Canada.

Under the terms of the agreement, PFN and SOQUEM will participate in a 50:50 joint venture to research platinum properties in Quebec, in a designated Area of Mutual Interest ("AMI"), with the objective of identifying viable properties for further exploration.  PFN and SOQUEM will pool staffing and funding resources, and will share all technical data pertaining to properties located within the AMI.  The parties will have equal representation of two members each on a Technical Committee, which will be responsible for setting programs, budget, and schedule.  Furthermore, SOQUEM will act as Manager.  The first exploration program agreed upon between the parties was budgeted at $250,000 and was completed by the end of 2006.

Taureau project area of interest for investigation of PGM potential, Grenville Province, Quebec.

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

The 2006 assay results (1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62% Cu, and 0.35% Ni) from the Taureau evaluations justified staking a mafic intrusive and the flying of an airborne EM survey.  Several magnetic bodies with associated conductors were identified, and additional claims were acquired in these areas.

In 2007, work programs continued to evaluate mafic intrusives in the AMI.  The conductor trends identified from the airborne survey in the Chenneville area were staked (254 mineral claims – 15,200 hectares) and evaluated. The Chenneville Project was initiated to followup on the PGE-Cu-Ni mineralization located in 2006.  Additional follow-up ground work on the Taureau and Cheneville project areas were completed in 2009, culminating with a 500 metre drill program on the Cheneville property.

No significant mineralization was identified during the course of the foregoing investigations, and the Company and Soquem agreed to terminate the Taureau and Cheneville joint ventures in March 2009.

(III)

Fiedmont Property

In December, 2008, the Company entered into an option agreement with Kinbauri Gold Corp. to earn a 60% interest in the approximately 8,000 hectare Fiedmont PGM property. PFN will pay $98,000, give 150,000 shares and complete $400,000 in work expenditures by 30 November 2010 to vest.  A 60 (PFN)/40 (Kinbauri) joint venture comes into effect after vesting.

The property is situated approximately 15 km northeast of Val d’Or, QC and is road accessible.

The Fiedmont property hosts PGM mineralization in sulphide zones associated with the contacts of the intrusion. Showings have returned values grading up to 6 g/t Pt+Pd, and drill hole intersections include up to 1.5 g/t Pt+Pd over 5 m. The property has seen very little work since its discovery in 2002.

The Company completed an initial drill program targeting potential extensions of the known mineralization in March, 2009. The project is currently on hold pending a review of results.

Fiedmont property location map.

NORTHWEST TERRITORIES, CANADA

(I)

Winter Lake

In 2008, the Company staked two separate blocks of claims of approximately 34,070 hectares in the two groups in the MacKay Lake area of the Northwest Territories.  These claims cover geology similar to that where GGL Resources reported nickel values in a komatiitic environment.

No exploration work was completed on the property subsequent to staking, and the claims reverted to the crown in 2009.

SASKATCHEWAN, CANADA

(I)

Nickel Plats Project

By agreement dated April 30, 2007, the Company can acquire, from Diamond Hunter Ltd. a 100% interest in the Gochager Lake property by completing $750,000 of exploration expenditures in three installments over a three year period, and by making cash payments of $90,000 in four installments in a two year period, and by issuing a total of 300,000 common shares over a three year period.  Upon the Company vesting with 100% interest in the Property, the Optionor shall retain a 2% NSR.  The Company shall have the right to purchase a 1% NSR from the Optionor for $750,000. The Company will make advanced royalty payments to the Optionor of $40,000 per year for a period of three years following completion of the initial option period. The Company, at its option, must issue common shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued/ completed)	30,000	75,000	200,000
On or before 30 April 2009	re-negotiated	30,000	75,000	250,000
On or before 30 April 2010	re-negotiated	-	75,000	300,000
On or before 30 April 2011	re-negotiated	40,000	-	-
On or before 30 April 2012	re-negotiated	40,000	-	-
On or before 30 April 2013	re-negotiated	40,000	-	-
Total		$210,000	300,000	$750,000

By amendment dated March 30, 2009, the cash, share and advance royalty payment requirements of the Option Agreement have been revised as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010		15,000	50,000	-
On or before 30 April 2011*		20,000	-	-
On or before 30 April 2012*		20,000	-	-
On or before 30 April 2013*		20,000	-	-
Total		$150,000	250,000	$-

*These cash payments are advanced royalty payments

Approximately $623,000 of expenditures have been accrued by the Nickel Plats project, thereby fulfilling all exploration expenditure requirements under the terms of the amended Option Agreement.

In 2007, the Nickel Plats project was evaluated, and a compilation was begun to understand the setting of the mineralization as well as develop an approach to test the known mineralization and other targets that were developed from the work.  Five mineral claims (7,692 hectares) were staked in the vicinity to expand to the property to include additional target areas.

An airborne magnetic and electromagnetic survey was completed in 2008, as was a limited re-sampling of historic drill core on the property.

Claim locations for the Nickel Plats project, Saskatchewan.

N
0
4
Kilometers
N
Gochager
Lake
RESOURCE (NON-43-101)
1968: 4.26 M Tons
@0.30%Ni + 0.08%Cu
1990: 1.70 M Tons
@0.74% Ni+Cu
Saskatchewan
La Ronge
Prince
Albert
Saskatoon
Regina
La Ronge
Legend
PFN Options
PFN Staked
PACIFIC NORTH WEST
CAPITAL CORP.
PROPERTY LOCATION
MAP
0
8
16
Kilometers

No exploration activity is planned for the Nickel Plats project in 2009.

NEWFOUNDLAND AND LABRADOR, CANADA

(I)

Konrad Mineral License 972M

The Company holds a 50% direct and indirect interest in mineral license 972M which consist of 112 unpatented mining claim units located 70 km southwest of Nain, 2 km north of Konrad Brook and 40 km west of the Voisey’s Bay Cu-Ni-Co deposit in Labrador, Newfoundland. As consideration, the Company issued 300,000 common shares.  Access to the property is by helicopter from Nain.  The properties are subject to a 2% NSR.

(II)

Labrador Nickel Project

The Company acquired three Mineral Licenses (19,200 hectares) some 60 km north of the Voisey Bay copper-nickel deposit in the Province of Newfoundland and Labrador.  The properties tie onto the Benton Resources and Teck Cominco blocks who are exploring the Kingurutik Lake area.  A compilation of the area was completed in 2008, but no further exploration work was undertaken.

Claim locations for the Labrador project, Newfoundland and Labrador.

The Company allowed the claims to lapse in September, 2008.

ALASKA, USA

(I)

Union Bay Property, Alaska, USA

The project is located 32 km west of Ketchikan, Alaska.  The exploration target is an enriched platinum bearing zone within or peripheral to a dunite core.

Claim locations for the Union Bay property, Alaska.

Legend
Union Bay Claims
Salt Chuck Mine
Union Bay Fe Deposit
Map Area
N
W
E
S
0
Miles
6
ERNEST
STRAIT
Union Bay
Meyers Chuck
Salt Chuck
Vixen Inlet
Tolstoi Bay
Thorne Bay
Black Bear Creek

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

(II)

Kane Property, Alaska

In a prior year the Company acquired certain mineral claims by staking in Alaska.  Ground evaluation programs were carried out in 2007. No exploration activity is planned for the Kane property in 2009.

(III)

Goodnews Bay Property

By agreement dated January 1, 2006, the Company acquired, from Calista Corporation (“Calista”), a 100% interest in certain mineral claims knows as the Goodnews Bay property, located on the west coast of Alaska.

As consideration, the Company, at its option, must make payments and incur expenditures as follows:

			Payments		Exploration Expenditures
Upon execution of agreement	(paid)	US$	25,000	US$	-
On or before 31 December 2006	(paid/incurred)		45,000		200,000
On or before 31 December 2007	(paid/incurred)		55,000		250,000
On or before 31 December 2008	terminated		75,000		350,000
On or before 31 December 2009*	terminated		100,000		450,000
On or before 31 December 2010	terminated		-		700,000
Total		US$	300,000	US$

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

The property is located on the west coast of Alaska, south of Kuskokwin Bay on the Bering Sea, approximately 885 km south-southwest of Anchorage.  The project is located near year round ice free tide water and the village of Platinum, which has a public airstrip.  The mining lease encompasses an area of interest comprising about 212 km2.

Ground programs of prospecting and geochemical sampling in 2007 returned results and targets that underwent drill testing in 2008. No significant mineralization was identified, and the various option agreements were terminated in November, 2008.

Location of the Goodnews Bay project, Alaska.

(IV)

Tonsina Property

The Company has acquired a 2,978 hectare property in the Valdez quadrangle in south east Alaska on state select land.  The property covers prospective PGM mineralization within the Tonsina ultramafic intrusive complex.  Located approximately 6 km south of the village of Tonsina and 110 km north of Valdez.  Access is relatively good with bush roads 6 km north to the Richardson Highway which connects Anchorage to Fairbanks.  Helicopters are still required to reach the higher elevations.

Location of the Tonsina project, Alaska.

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
Duke Island
Union Bay
Goodnews Bay

FIGURE 1: Location of Pacific North West Capital's PGE prospects in Alaska. Data from Avalon Development, 2006.

Ground evaluation programs of prospecting and sampling during 2007 and 2008 identified a zone of copper-PGM mineralization extending for a strike length of approximately 300 m. A ground induced polarization (IP) survey completed in 2008 showed chargeability anomalies in several locations, including the zone of known mineralization. A ground magnetic survey was completed in late 2008 to better define drill targets.

Due to the downturn in commodity prices, the Company has temporarily placed exploration activity at the Tonsina project on hold.

(V)

Nixon Fork Project, Alaska

By Letter Agreement (the “Agreement”) dated December 9, 2008 between the Company and St. Andrew Goldfields Ltd. (“SAG”), the Company was granted an option, exercisable until February 15, 2009, to acquire a

100% interest in SAG’s wholly-owned subsidiary Mystery Creek Resources Inc. (“MCR”).  MCR’s assets include the Nixon Fork property, located 56 km northeast of McGrath, Alaska.  PFN paid US$100,000 on signing of the agreement.  Subject to the satisfactory completion of its due diligence review, PFN may exercise the option by paying a further US$400,000, of which US$100,000 is required to be paid on closing of the purchase of the MCR shares and the balance is required to be paid in three equal instalments on May 1 (paid), July 1 (paid) and September 1, 2009.

On February 12, 2009, the Company completed its due diligence review and exercised its option to acquire all outstanding shares of MCR.

The property consists of 110 unpatented federal lode and placer claims and 48 state mining claims.  The Nixon Fork property is under lease from the Mespelt-Almasy Mining Co. (“MAMC”) by MCR and is subject to an NSR owed to MAMC, which is variable based on gold prices.  Currently the NSR is 5% on gold production and other metals are subject to a 4% NSR.  The property is also subject to an additional 1% NSR to Ambrian Partners Ltd. and 1% to Jones-MacRea.

Facilities at Nixon Fork include a 200 tpd floatation plant with a gravity gold separation circuit, a sulphide floatation circuit, and a CIL gold leaching circuit is partially constructed.  The mine also boasts a fleet of mining vehicles, a power plant, maintenance facilities, an 85 person camp, office facilities, and a 1.2 km long landing strip.  The camp has been reopened and an evaluation program and equipment maintenance are underway.

Mining and processing operations at Nixon Fork are fully permitted and bonded.  Mill tailings are currently being analyzed for the possibility of being processed in the CIL circuit.

SAG commissioned Scott Wilson Roscoe-Postle Associates Inc. and Roscoe-Postle Associates Inc. of Toronto to complete technical reports on the Project.  These reports are available through St. Andrew Goldfields Ltd. filings on SEDAR at www.sedar.com.  “Technical Report on the Nixon Fork Project, Alaska, U.S.A.” prepared for SAG by Scott Wilson Roscoe Postle Associates Inc. has been filed on SEDAR October 4, 2006.  “Report on the Nixon Fork Project, Alaska” prepared for SAG by Roscoe Postle Associates Inc. has been filed on SEDAR April 14, 2005.

Location and Access

The Nixon Fork Project is located approximately 400 km southwest of Fairbanks, Alaska and 350 km northwest of Anchorage, Alaska.  Property access is limited to air and the property has its own 1,200 m airstrip.

Location Map:

Exploration

PFN is expending a 2009 budget of CDN$1.25 million to conduct a comprehensive re-evaluation of mine reserves/resources, metallurgy, tailing production scenarios, completion of updated NI 43-101 technical report and update the mine plan.  A financial analysis of the mine will also be completed.  These studies will form the basis for a planned re-start of mining operations.

Aerial View of Mine Facilities

Mill Facilities
Man
Camp
Southern
Cross
Mystery Mine
Portal
J5 Zone
Mill Tailings
Pond
3550 Zone
Crystal Mine
Portal
Whalen Zone
1,200 meter
Runway
17 7 2003

Subsequent to year end, the Company announced that it has granted to Fire River Gold Corp. (“FAU”) an option to acquire the outstanding shares of Mystery Creek Resources, Inc. (“MCR”) a wholly owned Alaskan subsidiary of PFN.  Fire River Gold will pay the Company US$50,000 on signing of the agreement (paid).  FAU may exercise the option by making further payments totalling US$450,000 over a six month period, and issuing a total of US$2.5 million in FAU shares at a deemed price of $0.45 per share for a total of 6,415,000 shares.  Based on FAU’s share structure, the issued shares will give an ownership interest of approximately 64% of FAU.  FAU will also issue the Company 1,000,000 share purchase warrants entitling the Company to purchase an additional 1,000,000 common shares at an exercise price of $0.50 for a period of twenty-four months from the date of issue.  FAU will also refund all expenses incurred by the Company from May 1, 2009 until the finalization of this transaction to a maximum of CDN$1,250,000.  The transaction is subject to satisfactory completion of due diligence by FAU, and receipt of regulatory and shareholder approvals as required.  PFN will remain the operator of the Nixon Fork project until the closing of the transaction.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The following discussion and analysis should be read in conjunction with the Company’s consolidated audited financial statements and related notes thereto included herein. The Company’s financial statements have been prepared in accordance with Canadian GAAP.  Reference should be made to Note 17 to the financial statements for a discussion of the material differences from the amounts presented in Canadian GAAP to US GAAP.

Twelve Months Ended April 30, 2009 Compared to Twelve Months Ended April 30, 2008

Overview

Business of Pacific North West Capital Corp.

PFN is a mineral exploration company focused on the acquisition, exploration and development of Platinum Group Metals (PGM) properties. The Company is currently expanding its acquisition strategy to include advanced gold, silver, and base metal properties. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of forming options and/or joint ventures with major mining companies through to production. To that end, PFN has option/joint venture agreements with Anglo Platinum, Xstrata Nickel, First Nickel and Benton Resources. PFN has begun the evaluation of several potential property acquisitions, including precious and base metal production opportunities. A wholly owned Mexican subsidiary, Pacific North West Capital De Mexico has been incorporated, and will act as an operating and acquisition company in Mexico.

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

	Years Ended April 30
	2009	2008	2007
Total Revenues	$529,538	$843,972	$196,510
General and administrative expenses	2,777,118	2,091,920	1,548,266
Mineral property cash costs incurred	1,895,727	3,602,672	834,473
Mineral property cash costs recovered	-	-	-
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(5,354,466) (0.09)	(883,378) (0.02)	(1,230,764) (0.03)
Totals Assets	15,095,336	17,087,029	7,315,871
Total long term liabilities	3,836,415	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Results of operations

The year ended 30 April 2009 resulted in a net loss of $6,274,466 which compares with a loss of $1,345,898 for the same period in 2008.  General and administrative expenses for the year ended 30 April 2009 were $2,777,118, an increase of $685,198 over the same period in 2008.  Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $305,376 for the year ended 30 April 2009 compared to $459,807 for the same period of 2008, a decrease of $154,431.  Salaries and benefits increased by $51,758 for a total of $268,738 compared to $216,980 in the previous year due to the fact that wages of the Chief Financial Officer and Corporate Secretary are included in this period and not in last year’s.  An aggregate stock-based compensation of $731,877 was recorded as compared to $259,900 in the previous year.

Stock-based compensation is broken down on the income statement according to the applicable expense category. Consulting fees for the period were $153,100 compared to $317,600 in the previous year, a decrease of $164,500 as several new projects were acquired in the previous year and some option agreements have been terminated in the current period. Travel and lodging costs of $70,832 were incurred during the year compared to $197,051 of the same period in 2008; an increase of $73,781 was due to cutting back in attendance of trade shows.  All other general and administrative costs were lower compared to the previous year as no equity financing was made in the current period.  Interest and other income was $233,468, compared to $314,082 in the previous year. $147,839 gain on sale of investment available-for-sale was the result of the sale of 305,188 shares of Freegold held as an investment available-for-sale and $743,866 unrealized loss on investment portfolio as a result of the fair value presentation required in the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855.

During the year ended 30 April 2009, the Company incurred mineral property cash costs of $1,895,727.  An exploration program on the West Timmins Nickel Project cost $37,970 for cumulative expenditures of $3,131,937. Coldwell Project exploration cost $113,695 for a total of $992,786. Swayze Joint Venture Project acquisition and exploration cost $190,436 was incurred. $150,800 in project exploration costs were incurred in the East Sudbury and Marathon area. $227,939, was incurred with SOQUEM on the Quebec properties, $74,278 was incurred on the Glitter Lake Project. Staking cost of $42,500 and exploration cost of $161,186 were incurred in the Fiedmont Property in its initial year.  $1,265,854 Project exploration cost was incurred on Goodnews Bay Alaskan project while $1,135,193,500 cash was received from Stillwater.

Critical accounting estimates

A detailed summary of all of the Company’s significant accounting policies is included in note 1 to the financial statements for the year ended April 30, 2009.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

a)

Going Concern

Effective 1 May 2008, the Company adopted changes to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concerned basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

b)

Capital Disclosures

Effective 1 May 2008, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the Company’s objectives, policies and procedures for managing capital.  The main features of the new section are as follows:

a.

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

b.

A requirement for an entity to disclose quantitative data about what it regards as capital; and

c.

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

c)

Financial Instruments – Disclosure and Presentation

Effective 1 May 2008, the Company adopted the new CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

d)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On 20 January 2009, the Emerging Issues Committee (“EIC”) of the Canadian Accounting Standards Board (“AcSB”) issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after 20 January 2009.

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

Auditors

James Stafford Inc., Chartered Accountants, were appointed as the auditors of the Company by the Board of Directors (the “Board”) effective January 25, 2008.  At the Company’s annual meeting held in August, 2008, James Stafford Inc., Chartered Accounts were re-appointed as the auditors of the Company by the shareholders.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at April 30, 2009, there were 61,858,008 outstanding common shares compared to 61,658,008 outstanding common shares at April 30, 2008.

Directors, officers, employees and consultants are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below:

Number outstanding 30 April 2008	Granted	Exercised	Expired	Cancelled	Number outstanding 30 April 2009	Exercise price per share	Expiry date
525,000	-	-	525,000	-	-	$0.76	10 September 2008
1,525,000	-	-	-	265,000	1,260,000	$0.70	5 November 2009
412,000		-	-	-	412,000	$0.83	28 February 2010
370,000	-	-	-	15,000	355,000	$0.60	3 May 2010
125,000	-	-	-	25,000	100,000	$0.40	3 February 2011
232,500	-	-	-	150,000	82,500	$0.40	19 April 2011
50,000	-	-	-	-	50,000	$0.50	8 May 2011
20,000	-	-	-	-	20,000	$0.50	19 May 2011
150,000	-	-	-	-	150,000	$0.47	14 February 2009
870,000	-	-	-	150,000	720,000	$0.55	18 May 2012
50,000	-	-	-	50,000	-	$0.72	27 June 2012
100,000	-	-	-	100,000	-	$0.70	13 August 2012
280,000	-	-	-	-	280,000	$0.50	11 October 2012
130,000	-	-	-	-	130,000	$0.50	29 October 2012
85,000	-	-	-	-	85,000	$0.50	14 November 2012
1,200,000	-	-	-	160,000	1,040,000	$0.60	22 February 2013
-	200,000	-	-	100,000	100,000	$0.50	11 June 2013
-	600,000	-	-	-	600,000	$0.50	13 / 15 August 2013
-	1,325,000	-	-	-	1,325,000	$0.25	22 April 2014
6,124,500	2,125,000	-	525,000	1,015,000	6,709,500

During the year ended 30 April 2009, 2,697,990 performance shares were reserved for issue.  At the discretion of the Board, these shares may be issued to such arm's length parties as the Board considers desirable to attract to the Company.  To date, 900,000 performance shares have been issued at $0.01 per share.

Related party transactions

During the year ended 30 April 2009, the following related party transactions took place:

1.

 A total of $214,972 was paid to a company controlled by the President and Director of the Company for management services.

2.

A total of $135,000 was paid to a Company controlled by the Vice-President of Business Development for consulting fees.

3.

A total of $123,641 was paid to a Company controlled by the Vice-President Project Development engineering and consulting services.

4.

A total of $63,076 was paid to a Company controlled by the former Vice-President of Exploration for engineering and consulting services.

5.

A total of $61,807 was paid to the Vice-President of Exploration for engineering and consulting services.

6.

A total of $12,176 was received from the River Valley Joint Venture.

Effective 1 February 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year ended 30 April 2009, $25,750 was paid/accrued to directors.

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

Based on this evaluation, management has concluded that as of April 30, 2009, the internal controls over financial reporting was effective.

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

Twelve Months Ended April 30, 2009 Compared to Twelve Months Ended April 30, 2008

At 30 April 2009, the Company’s working capital, defined as current assets less current liabilities, was $5,179,476 compared with working capital of $10,088,901 at 30 April 2008.  Flow-through funds of $1,125,083 must be spent before 31 December 2009 on qualified Canadian mineral exploration, and are included in working capital.

The Company has total issued and outstanding of 61,858,008 shares at 30 April  2009.

The Company has a portfolio of investments with a book value of $936,228 and a market value of $181,216 as at 30 April 2009.

Outlook

The Company currently has a joint venture agreement in which Kaymin Resources Limited (Anglo Platinum) is earning an interest in the Company’s River Valley project by carrying all costs and making exploration expenditures. The Company also has joint venture agreements with Xstrata Nickel, First Nickel and Benton Resources Corp. The Company ended 301 April 2009 with a strong cash position that will enable it to continue its own acquisition and exploration effects in the North American and other jurisdictions. To continue seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

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

F.

Tabular Disclosure of Contractual Obligations

Contractual commitments

Contractual Obligations(1)		Payments Due By Period
	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs
Management Agreement (2)	629,711	121,970	338,494	169,247	-
Office Lease	367,579	88,963	278,616	-	-
Total	$997,290	$210,933	$617,110	$169,247	$ -

1)

No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.

2)

By agreement effective December 1, 2005 as amended December 1, 2008, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is $14,103.90 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of the stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

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

Name, Position in Company and Province or State and Country of Residence	Period(s) a Director of the Company
Harry Barr Vancouver, BC, Canada President, CEO & Director	Since 1996
Dennis Hop Calgary, AB, Canada Director	Since 2007
Jordan Point Vancouver, BC, Canada Director	Since 2007
Linda Holmes Summerland, BC, Canada Director	Since 2007
John Londry Stittsville, ON, Canada Director	Since 2009
Jonathan Findlay Vancouver, BC, Canada VP, Exploration	Since 2008
Gregory Myers Vancouver, BC, Canada VP, Business Development	Since 2008
Robert Guanzon Richmond, BC, Canada Chief Financial Officer	Since 2008
Charlotte Brown Surrey, BC, Canada Corporate Secretary	Since 2007

Additional details including principal occupation for the past five years of the above directors and executive officers are as follows:

Harry Barr – President, CEO and Director

Mr. Barr has been involved in the mining industry for over 25 years and has an extensive background in business management, corporate finance, and marketing.  Mr. Barr is currently President and Director of Fire River Gold Corp. (1997 – present); CEO of Fire River Gold Corp. (2007 – present); Chairman & COO of CanAlaska Uranium Ltd. (2004- 2007); Director of CanAlaska (1985-2007); Chairman of Freegold Ventures Limited (1999-2007); Director of Freegold Ventures Limited (1985–2007); CEO of El Nino Ventures Inc. (2003 – 2007); Chairman of El Nino Ventures Inc. (2006-2007); and Director of El Nino Ventures Inc. (1999–2007)

Dennis Hop - Director

Mr. Hop is a Certified Financial Planner (CFP) and has been involved in this specialty area since 1982.  His firm, Hop Asset Management Ltd., specializes in creating consolidated financial and estate plans for high net worth families and private business owners.  He has also been a director of Breaker Energy Ltd. (2004 – present).

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

Linda Holmes - Director

Ms. Holmes has been a Canadian/U.S. Regulatory Compliance Consultant to public companies since 1994.  She served as a Director of Public Relations and Compliance Manager for over 10 years for a group of mineral exploration companies trading on the TSX and Nasdaq.  Ms. Holmes is currently a Director of Fire River Gold Corp. (2007 – present); Corporate Secretary of IGC Resources Inc. (2000 – present); Director of IGC Resources Inc. (2003 – present).  In addition Ms. Holmes has been Corporate Secretary of Copper Mesa Mining Corporation (formerly Ascendant Copper Corporation) (2005 – 2009); Director of Ascendant Copper Corporation (2005 – 2007); Corporate Secretary of ProDigital Film Studios Inc. (2004 – 2005); Corporate Secretary of Global Precision Medical Inc. (2002 – 2005)

John Londry – Vice President, Exploration

Mr. Londry received his BSc and MSc degrees in Geology from the University of Windsor.  For the past 25 years he has been active in the mineral exploration and mining industry.  Mr. Londry’s considerable experience encompasses both grass roots and advanced stage exploration projects throughout Canada, the United States and South America.  He has held senior positions with Camflo, Noranda Exploration, Hemlo Gold Mines, and Battle Mountain Gold.  Mr. Londry is currently a Director (2009 – present) and has been the Vice President of Exploration (2004 – 2008) of Pacific North West Capital Corp.

Jonathan Findlay, Ph.D. P.Geo – Vice President, Exploration

Mr. Findlay, has 20 years of industry experience, primarily focused on Copper-Nickel-Platinum Group Metal deposits in mafic and ultramafic rocks.  Mr. Findlay has worked on over such thirty projects, in geographically diverse areas including Canada, USA, Brazil, India and South Africa.  His experience includes senior exploration roles with Anglo American Base Metals Exploration, as well as numerous junior exploration companies, including Freewest Resources, Canamera Geological Ltd. New Millenium Metals, Mustang Minerals, and most recently, Beartooth Platinum Corp.  Mr. Findlay is a specialist in Platinum Group Metals and Nickel, and his knowledge will be a core asset to Pacific North West Capital Corp.

Gregory Myers, Ph.D. P.Geo – Vice President, Business Development

Mr. Myers, has over 25 years of experience in the base and precious metal resource industry ranging from grass-roots exploration to mine production.  Mr. Myers is a recognized expert in the assessment and evaluation of base and precious metal systems and has enjoyed a distinguished career that has been both field and research oriented.  He has designed and implemented several successful exploration and mine feasibility programs in Mexico, Peru, and North America working for several companies including BHP Billiton, Phelps Dodge, Kennecott, Newmont, and several junior companies.  During his career he has been involved with the discovery of three gold mines and the significant resource expansion at several gold and copper mine properties in Alaska, Nevada, New Mexico,

Mexico, and Peru.  Mr. Myers has served as President, CEO, COO, VP Exploration, and Director of several junior Canadian mining companies.

Robert Guanzon – Chief Financial Officer

Mr. Robert Guanzon is currently the Chief Financial Officer of Pacific North West Capital Corp. (2008 – present).  Prior to his appointment, Mr. Guanzon was the accountant for the Company (2007 – 2008).  He was the accountant of RG properties Ltd. (1999 – 2007).  Mr. Guanzon brings extensive experience to the Board in dealing in financial matters and corporate strategy.

Charlotte Brown – Corporate Secretary

Ms. Brown is an administrator with over 10 years experience in both the public and private sectors. Ms. Brown is currently the Corporate Secretary of Pacific North West Capital Corp. (2007-present), and was the Assistant Corporate Secretary prior to her appointment (2000-2007) and is the Corporate Secretary and CFO (2008 – present) of Fire River Gold Corp.  In addition, Ms. Brown has been Assistant Corporate Secretary of El Nino Ventures Inc., CanAlaska Ventures Ltd. and Freegold Ventures Limited (2000 to 2007).

B.

Compensation

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

Chief Financial Officer (“CFO”) means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

Named Executive Officer (“NEO”) means (a) each CEO, (b) each CFO, (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6), for that financial year; and (d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion And Analysis

The Company’s executive compensation program is administered by the Company’s compensation committee (the “Compensation Committee”).  At April 30, 2009, the Compensation Committee was comprised of three directors, Dennis Hop, Chairman of the Compensation Committee, Jordan Point and Linda Holmes.

The Company’s executive compensation program is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the

Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

Compensation Review Process

The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America, the level of skill, experience and responsibility required to carry out the functions of the position held by such individuals, and the Company’s current position as an exploration company with limited operating revenue.

The Company’s cash compensation to NEOs tends to remain more or less constant, while the granting of any options or bonuses are left to the discretion of the Company’s board of directors (the “Board”) and the Compensation Committee, and therefore may fluctuate from year to year.

Assessment of Individual Performance

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

The Compensation Committee, when determining cash compensation to the President and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as President and CEO, as well as personal risks and contributions to the Company’s success.  The President and CEO receives a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board.

Elements of Executive Compensation

There are three main elements of direct compensation, namely base salary, bonuses and equity participation through the Company’s stock option plan, which was adopted by the Company August 24, 2005 (the “Stock Option Plan”).  The Stock Option Plan is further discussed under the heading “Description of Existing Incentive and Stock Compensation Plans”.

In determining the compensation of NEOs, the Compensation Committee considers the following goals and objectives of the Company which are:

•

to attract and retain qualified and experienced executives in today’s market place;

•

to encourage and reward outstanding performance by those people who are in the best position to enhance the Company’s near-term results and long-term prospects;

•

to ensure the compensation paid are competitive with the current market.

Base Salary

The Company has a management agreement and an employment agreement with the current NEOs as indicated below. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during the term, compensation and benefits to be provided by the Company for the services preformed by the NEO.

The terms of each of the NEOs agreements are as follows:

Harry Barr was appointed President and CEO of the Company on November 29, 1996.  Mr. Barr is indirectly paid for his services as President, CEO and general corporate and management consultant to the Company through his wholly-owned private company, Canadian Gravity Recovery Inc. (“CGR”), which entered into a management agreement with the Company dated December 1, 2005 as amended December 1, 2008.  The contract expires December 1, 2010.  Renewal of the contract is automatic for subsequent two-year periods if not otherwise terminated.  Pursuant to the terms of the agreement, CGR is paid a base fee of $14,103.90 per month.  CGR is entitled to receive additional bonuses, incentive fees or other compensation at the discretion of the Board.  The base fee is reviewed every anniversary date with an annual increase negotiated between the parties, notwithstanding which the base fee is subject to an automatic 5% cost of living increase annually.  In addition, the Company pays for disability/critical illness insurance and life insurance for Mr. Barr, as well as for the cost of a leased vehicle up to a maximum of $1,200/month.  All reasonable expenses incurred by CGR on behalf of the Company will be reimbursed by the Company.  The Company may terminate the agreement at any time by paying to CGR up to a maximum of 30 months’ salary plus a buy-out of any outstanding stock options at fair market value at the time of termination.  The termination fee will be doubled in the event Mr. Barr is removed or not reappointed as an officer or Director of the Company without the consent of CGR, there is a change of control of the Board or the Company without the consent of CGR or the agreement is terminated or repudiated by the Company without due and proper cause or otherwise not in compliance with its terms.  The termination fee may be paid in whole or in part with common shares of the Company, at the election of CGR.  In the event Mr. Barr is unable to provide adequate services to the Company as a result of disability or otherwise, the Company will fund a disability plan through CGR for a period of three years at 75% of the average base and incentive fees received for the two years preceding the cessation of services.

Robert Guanzon was employed by the Company by agreement dated September 21, 2007 and is effective October 22, 2007 as an accountant.  The contract commenced on October 22, 2007 and thereafter for a one year renewable term. Mr. Guanzon is paid directly for his services and is employed on a full-time basis.  In consideration for his services, Mr. Guanzon was paid $5,833 on a monthly basis for the first three months after the effective date of the agreement, after which time Mr. Guanzon was paid $6,250 on a monthly basis.  This employment agreement may be terminated by either party for any reason on giving no less than thirty days advance notice in writing to the other party.  Upon termination of the agreement, all monies payable to Mr. Guanzon shall be paid before the end of the termination period.  Mr. Guanzon was appointed Chief Financial Officer of the Company effective March 1, 2008.

Other than the above agreements, there is no other plan or arrangement in respect of compensation received by the NEOs.

Bonuses

The Compensation Committee reviews on a discretionary basis bonuses to be paid by the Company to NEOs in each financial year.  The CEO recommends bonuses to be paid by the Company to other eligible employees and consultants.  During the year ended April 30, 2009, Mr. Barr, the President and CEO of the Company, received a bonus in the amount of $87,725.  This bonus was attributed to the considerable increase in the amount of time spent by Mr. Barr in conducting the business of the Company.  The Compensation Committee reviewed salary levels of similar companies in the industry and obtained an informal survey on overall salaries of mineral exploration companies.  The Compensation Committee also considered Mr. Barr’s performance and his levels of responsibility and importance to the Company.

Equity Participation through the Stock Option Plan

The stock option component of the Company’s executive compensation program is intended to encourage and reward outstanding performance over the short and long terms, and to align the interests of the Company’s NEOs with those of its shareholders.  Options are awarded by the Board based on the recommendations of the Compensation Committee, which bases its decisions upon the level of responsibility and contribution of the individuals towards the Company’s goals and objectives.  The Compensation Committee also takes into consideration the amount and terms of outstanding stock options in determining its recommendations regarding the options to be granted during any fiscal year.

The stock option component of executive compensation acts as an incentive for the Company’s NEOs to work to enhance the Company’s value over the long term, and to remain with the Company.

The Compensation Committee is of the view that the Company’s compensation structure appropriately takes into account the factors relevant to the resource industry, the Company’s performance within that industry, and the individual contributions to the Company’s performance made by its NEOs.

The Company is proposing to amend the terms of certain existing stock options as indicated below.  Please see “Particulars of Matters to be Acted Upon – 6. Amendment to Previously Granted Options” for additional details.

Option-based awards

Please see “Equity Participation through the Stock Option Plan“ above for details of the process used by the Company in granting option-based awards to its NEOs.

The stock option grants to directors, officers, other employees and consultants are determined by an assessment of the individual’s current and expected future performance, level of responsibilities, importance of the position held, contribution to the Company and previous option grants and exercise prices including:

•

the remuneration paid to the individual as at the grant date in relation to the total remuneration payable by the Company to all of its directors, officers, employees and consultants as at the grant date;

•

the length of time that each individual has been employed or engaged by the Company; and

•

the quality of work performed by such director, officer, employee or consultant.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the NEOs and any other executive officer of the Company whose salary and bonus for the fiscal year ended April 30, 2009 exceeded $150,000.

Name and principal position	Year	Salary	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
		($)	($)	($)	($)		($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual incentive plans (f1)	Long-term incentive plans (f2)

Harry Barr,	2009	127,247	Nil	12,342	Nil	Nil	Nil	106,547(3)	246,136
President
& CEO(1)

Robert Guanzon, CFO(2)	2009	75,000	Nil	4,872	Nil	Nil	Nil	Nil	79,872

Notes

(1)

Fees paid through a service company.

(2)

Mr. Guanzon was appointed CFO of the Company on March 1, 2008.

(3)

Canadian Gravity Recovery Inc., a wholly owned company of Mr. Barr, received a bonus in the amount of $87,725 during the year ended April 30, 2009.  Pursuant to the terms of his management contract, he has also received a benefit for the use of a leased vehicle.  Total lease payments for the vehicle amounted to $13,935.26 of which approximately 40% of its use was for personal use. This realizes a benefit to Mr. Barr of $5,574.10. Mr. Barr also receives a benefit in the amount of $13,247.56 for disability/critical illness and life insurance.

The fair value of stock options is estimated on the date of grant using the Black-Scholes pricing model.  The following assumptions were used in the fair value calculation:

Risk-Free interest rate

1.92%

Options expected life

5 years

Expected volatility

104.91%

Expected dividend yield

Nil

Outstanding Share-Based Awards & Option-Based Awards

The following table sets forth the outstanding options-based awards and share-based awards granted to the NEOs of the Company during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the-money options ($)(3) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)
Harry Barr, President and CEO	190,000(1)(2)	$0.25	Apr 22, 2014	Nil	95,000	Nil
Robert Guanzon, CFO	75,000(2)	$0.25	Apr 22, 2014	Nil	37,500	Nil

Notes

(1)

These stock options are held by 293020 BC Ltd., a wholly owned company of Mr. Barr.

(2)

Of the stock options granted, 50% have vested as at April 30, 2009, however, they are subject to regulatory restrictions until August 23, 2009.

(3)

The closing price of the Company’s shares at April 30, 2009 was $0.105.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the aggregate dollar value that would have been realized by the NEOs in the most recently completed financial year if the options under the option-based awards had been exercised on their respective vesting dates.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Share-based awards – Value vested during the year ($) (c)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Harry Barr, President and CEO	Nil	Nil	Nil
Robert Guanzon, CFO	Nil	Nil	Nil

Pursuant to the Stock Option Plan, and in accordance with the TSX Manual, the stock options granted to NEOs have been granted at an exercise price at least equal to or greater than the closing price of the Company’s common shares on the TSX as at the date of grant.  Options are typically granted for a period of five years and have a vesting period as determined by the Board.

Pension Plan Benefits

The Company currently does not have any pension arrangements in place for its NEOs, directors or officers.

Termination and Change of Control Benefits

As at April 30, 2009, the Company had contractual arrangements with Mr. Barr through his wholly-owned private company, Canadian Gravity Recovery Inc. (“CGR”), of which has a termination and a change of control benefits clause.  The terms of the agreement are noted above under the heading “Compensation Discussion and Analysis”.

Director Compensation Table

The Directors of the Company may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors.  Directors are also eligible to received incentive stock options to purchase shares of the Company.  The following table shows the compensation provided to non-executive directors for the year ended April 30, 2009.  None of these directors are also NEOs

Name (a)	Fees earned ($) (b)	Share-based awards ($) (c)	Option-based awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation ($) (g)	Total ($) (h)
Linda Holmes(1)	8,000	Nil	5,197	Nil	Nil	Nil	13,197
Jordan Point(1)	8,000	Nil	5,197	Nil	Nil	Nil	13,197
Dennis Hop(1)	8,000	Nil	5,197	Nil	Nil	Nil	13,197
John Londry(2)	1,750	Nil	2,274	Nil	Nil	Nil	4,024

Notes:

(1)

80,000 stock options granted April 22, 2009 at an exercise price of $0.25 and are exercisable on or before April 22, 2014.

(2)

35,000 stock options granted April 22, 2009 at an exercise price of $0.25 and are exercisable on or before April 22, 2014.

The fair value of stock options is estimated on the date of grant using the Black-Scholes pricing model.  The following assumptions were used in the fair value calculation:

Risk-Free interest rate

1.92%

Options expected life

5 years

Expected volatility

104.91%

Expected dividend yield

Nil

Director Option-Based Awards

The following table sets forth the outstanding options-based awards granted to the non-executive Directors of the Company during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the-money options ($)(2) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)
Linda Holmes	80,000(1)	$0.25	Apr 22, 2014	Nil	40,000	Nil

Jordan Point	80,000(1)	$0.25	Apr 22, 2014	Nil	40,000	Nil
Dennis Hop	80,000(1)	$0.25	Apr 22, 2014	Nil	40,000	Nil
John Londry	35,000(1)	$0.25	Apr 22, 2014	Nil	17,500	Nil

Notes

(1)

Of the stock options granted, 50% have vested as at April 30, 2009, however, they are subject to regulatory restrictions until August 23, 2009.

(2)

The closing price of the Company’s shares at April 30, 2009 was $0.105.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the aggregate dollar value that would have been realized by the Company’s directors in the most recently completed financial year if the options under the option-based awards had been exercised on their respective vesting dates.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Share-based awards – Value vested during the year ($) (c)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Linda Holmes	Nil	Nil	Nil
Jordan Point	Nil	Nil	Nil
Dennis Hop	Nil	Nil	Nil
John Londry	Nil	Nil	Nil

Pursuant to the Stock Option Plan, and in accordance with the TSX Manual, the stock options granted to the non-executive directors have been granted at an exercise price at least equal to or greater than the close of the Company’s common shares on the date of grant.  Options are typically granted for a period of five years and have a vesting period as determined by the Board of Directors.

The following table sets forth the options granted to those individuals in section 6(A) above who are not NEOs or Directors of the Company during the year ended April 30, 2009.  For details of the options granted to NEOs and Directors during the year ended April 30, 2009, please see 6(B) above under the heading Compensation.

Name	Date Granted	Options Granted	Exercise Price	Expiry Date

Gregory Myers	August 13, 2008 April 22, 2009	300,000 65,000	$0.50 $0.25	August 13, 2013 April 22, 2014

Jonathan Findlay	August 15, 2008 April 22, 2009	300,000 65,000	$0.50 $0.25	August 15, 2013 April 22, 2014

Charlotte Brown	April 22, 2009	75,000	$0.25	April 22, 2014

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During the fiscal year ended 2009, the Company maintained three incentive stock option compensation plans: the 2004 Plan, the Stock Option Plan and a Performance Share Plan (all as defined below), all of which have been previously approved by the shareholders of the Company and by the TSX.  The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at April 30, 2009.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	7,309,500	$0.49	5,146,156
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	7,309,500	$0.49	5,146,156

Description of Existing Incentive and Stock Compensation Plans

(a)

Following is a summary of the substantive terms of the 2004 Stock Option Plan:

The Company’s 2004 stock option plan, as amended August 23, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued shall not exceed 6,324,200 shares.  As at June 29, 2009, there are 4,141,866 stock options outstanding under the 2004 Plan which represents 6.7% of the Company’s issued and outstanding of 61,858,008.

1.

The Plan is administered by the Board of Directors or by a committee appointed by the board in accordance with terms of the Stock Option Plan.

2.

The term of any options granted under the Stock Option Plan will be fixed by the Board of Directors at the time such options are granted, provided that the options will not be permitted to exceed a term of ten years.

3.

Under the Stock Option Plan, the maximum aggregate number of common shares of the Company that may be reserved for issuance under the Stock Option Plan is 6,324,200 shares being limited to 20% of the issued and outstanding common shares of the Company.

4.

The exercise price of any options granted under the Stock Option Plan will be determined by the Board of Directors, at its sole discretion, but shall not be less than the last closing price of the Company’s common shares on the day before the date on which the Directors grant such options, less the maximum discount permitted under the polices of the TSX.

5.

All options are non-assignable and non-transferable except (i) as permitted by applicable securities laws, or (ii) as otherwise specifically provided for in the Stock Option Plan.

6.

The number of shares reserved for issuance to any one person pursuant to options must not exceed 5% of the outstanding issue.

7.

If a Participant ceases to be a Director, officer, consultant or employee of the Company or ceases to be employed by the Company (other then by reason of disability, death or termination for cause), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a Director, officer, consultant, or employee or ceases to be employed by the Company, subject to terms and conditions set out in the Plan. In the event of death of a participant, the option previously granted to him shall be exercisable only within the twelve months next succeeding such death.

(b)

Following is a summary of the substantive terms of the Stock Option Plan:

The Company’s 2005 Stock Option and Incentive Plan dated August 24, 2005 provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  As at June 29, 2009, there are 2,567,634 stock options outstanding under the 2005 Plan which represents 4.2% of the Company’s issued and outstanding of 61,858,008.

Details of this plan are indicated below:

1.

The Stock Option Plan is administered by the Board or by a committee appointed by the Board in accordance with terms of the Stock Option Plan.

2.

The Stock Option Plan shall terminate at 4:00PM of the next business day following March 31, 2015 (the “Termination Date”).  No incentive under this Plan may be granted after the Termination Date, but the terms of an incentive agreement may extend beyond the Termination Date in accordance with the terms of the agreement but that no agreement may provide for a period in excess of ten years.

3.

Subject to the provisions of the Stock Option Plan, the Board shall have the authority in its discretion to:  (i) to grant Incentive Awards (as such term is defined under the Stock Option Plan)to Participants (as such term is defined under the Stock Option Plan); (ii) to determine, upon review of relevant information and in accordance with Section 2.16 of the Stock Option Plan, the Fair Market Value of the shares of the Company; (iii) to determine the exercise price per share of Incentive Awards to be granted; (iv) to determine the number of common shares to be represented by each Incentive Award; (v) to determine the Participants to whom, and the time or times at which Incentive Awards shall be granted; (vi)  to determine Management Objectives; (vii) to interpret the Stock Option Plan; (viii) to prescribe, amend and rescind rules and regulations relating to the Stock Option Plan; (ix) to determine the terms and provisions of each Incentive Award granted (which need not be identical); (x) with the consent of the grantee thereof, to modify or amend Incentive Awards; (xi) to accelerate or defer (with the consent of the grantee) the exercise date of any Incentive Award; (xii) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Incentive Award; (xiii) to accept or reject the election as to method of payment made by a grantee pursuant to Section 7.5 of the Stock Option Plan; (xiv) to permit other Incentives to employ payment elections, such as net exercise, of Section 7.5; (xv) to create and implement new and innovative Incentives acceptable under law and policy and grant the same to eligible Participants and (xvi) to take all other acts and make all other determinations deemed necessary or advisable by the Board for the administration of the Stock Option Plan.

4.

No individual may receive incentive grants exceeding 5% of issued and outstanding capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

5.

Unless otherwise provided in the option agreement, the term of each option shall be five (5) years from the date of grant

6.

Payment for shares shall be paid by cash, in the form of currency or cheque or other cash equivalent acceptable to the Company, non-forfeitable, unrestricted or restricted common shares, which are already owed by the optionee and have an aggregate market reference value at the time of exercise that is equal to the option price or any other legal consideration that the Board may deem appropriate, including without limitation any form of consideration authorized pursuant to Section 7 of the Stock Option Plan.

7.

The Board in its sole discretion may permit a cashless exercise of the option.  In the event of a cashless exercise of the option, the Company shall issue the option holder the number of shares determined as follows:

X = Y (A-B) / A

X = the number of shares to be issued to the option holder.

Y = the number of shares with respect to which the option is being exercised.

A = the market price of the common stock prior to the date of exercise.

B = the exercise price

8.

The Stock Option Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or TSX policies:  an increase in the fixed percentage of shares subject to the Stock Option Plan; and any change in the definition of Participant.

9.

The Board may make amendments such as repricing and extending non-insider options.  If required by TSX policy to which the Company is subject, repricing or extension of Incentive Awards to insiders shall require shareholder approval.

10.

Subject to applicable laws and TSX policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the Stock Option Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award.  Any such loans may be forgiven by the Company at the discretion of the Board.

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,697,990 nominal value performance shares (1,116,940 in 2003; 1,581,050 in 2004).  These performance shares are separate from any performance shares that may be issued under the Stock Option Plan.  To date 550,000 of these performance shares have been issued and 600,000 performance shares that have been allotted and are outstanding..  As at June 29, 2009, the 2,697,990 performance shares represent 4.36% of the Company’s issued and outstanding shares.

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

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former Directors, executive officers or employees of the Company or persons who were Directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of Directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending April 30, 2009.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the Directors, executive officers, or other informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company’s last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

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

APPOINTMENT OF AUDITORS

Management of the Company intends to nominate James Stafford Inc., Chartered Accountants for re-appointment as auditors of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of James Stafford Inc., Chartered Accountants as auditors of the Company to hold office until the close of the next annual meeting of the Company, at a remuneration to be fixed by the Directors of the Company.  James Stafford Inc., Chartered Accountants were first appointed as auditors of the Company on January 25, 2008.

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

Applying the definition set out in section 1.4 of NI 52-110, three of the four members of the Board are independent.  The members who are independent are Dennis Hop, Jordan Point and Linda Holmes.  Harry Barr is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Barr has been the President and CEO of the Company since November 29, 1996).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents as of June 29, 2009:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Dennis Hop	Breaker Energy Ltd.

Linda Holmes	IGC Resources Inc. Fire River Gold Corp.

Meetings of Directors

The Board holds a minimum of four meetings each year, either in person or by consent resolution as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent Directors have not held a meeting at which non-independent Directors were not in attendance.

Chairman

During the year ended April 30, 2009, Harry Barr was the Chairman.  Under NI 52-110, Mr. Barr is not independent by virtue of the fact that he is the President and CEO of the Company (November 29, 1996 to Present).

Attendance Record

During the year ended April 30, 2009, the Board held meetings and passed resolutions by way of consent resolutions on 25 different occasions.  All of the Directors attended all meetings and executed all consent resolutions.

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

Ethical Business Conduct

Information regarding the Code of Business Conduct and Ethics may be found in Item 16B of the Company’s Form 20F dated July 27, 2007, filed on SEDAR at www.sedar.com and copy of the Code of Business Conduct and Ethics may be obtained from the Company’s Registered and Records Office located at 2303 West 41st Avenue, Vancouver, BC, V6M 2A3.

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

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

During the year ended April 30, 2009, the Audit Committee was comprised of Jordan Point, Chairman of the Audit Committee, Linda Holmes and Dennis Hop.

Each of the members of the Audit Committee is financially literate in accordance with national securities legislation, and is also independent in accordance with the standards of Director Independence set our under NI 52-110.

Mr. Jordan Point has been the Chairman of the Finance Committee of the Musqueam Indian Band for 14 years developing and monitoring the annual budget for 32 programs with a budget of 11 million dollars.  He has recently negotiated two separate settlements with the federal and provincial governments for 37 million dollars for 2010 legacies and outstanding litigation matters.  Mr. Point is working as a Program Manager with the Federal Government as has overseen and negotiated annual contribution agreements with First Nation Bands and has been recently assigned to the litigation case management unit / civil litigation and judicial review for the Pacific Region (a 6.3 million dollar budget).

Mr. Dennis Hop has been a Certified Financial Planner (CFP) and has been involved in this specialty area since 1982.  His firm, Hop Asset Management Ltd., specializes in creating consolidated financial and estate plans for high net worth families and private business owners.

Ms. Linda Holmes has been a Canadian/U.S. Regulatory Compliance Consultant to public companies since 1994. Additionally, Ms. Holmes has served as a Director of Public Relations and Compliance Manager for over 10 years for a group of publicly traded mineral exploration companies trading on the TSX and Nasdaq.

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

The text of the Company’s Audit Committee Charter may be found in Item 16A of the Company’s Form 20F dated July 27, 2007, filed on SEDAR at www.sedar.com.

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

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

April 30, 2009	$25,000	Nil	$4,047	Nil
April 30, 2008	$25,000	Nil	Nil	Nil

Compensation Committee

As at the year ended April 30, 2009, the Compensation Committee was comprised of Dennis Hop, Chairman of the Compensation Committee, Jordan Point and Linda Holmes.

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

In fiscal year ended 2008, the Board appointed a Corporate Governance Committee comprised of three Directors, Linda Holmes, Chairman of the Corporate Governance Committee, Jordan Point and Dennis Hop.

D.

Employees

During the fiscal year ended April 30, 2009, the Company had 7 employees and 7 consultants.

E.

Share Ownership

The following table sets forth the share ownership of those individuals in section 6(A) above and indicates the percentage of the 61,858,008 common shares outstanding of the Company as at April 30, 2009.

Name	Office	Number of Shares(5)	Percentage of Outstanding Shares
Harry Barr	Director, President and CEO	3,599,224(1)	5.8%
Robert Guanzon	Chief Financial Officer	Nil	0%
Linda Holmes	Director	5,000	less than 1%
Jordan Point	Director	Nil	0%
Dennis Hop	Director	280,000	less than 1%
John Londry(2)	Director (formerly VP, Exploration)	15,714	less than 1%

Gregory Myers(3)	VP, Business Development	Nil	0%
Jonathan Findlay(4)	VP, Exploration	Nil	0%
Charlotte Brown	Corporate Secretary	4,285	less than 1%

Notes:

(1)

568,100 shares of which are held in the name of Canadian Gravity Recovery Inc., a company wholly owned by Mr. Barr, 1,908,334 shares of which are held in the name of 293020 BC Ltd., a company wholly owned by Mr. Barr, 97,000 shares of which are held in the name of 607767 BC Ltd., a company wholly owned by Mr. Barr, 1,025,790 shares of which are held directly by Mr. Barr.

(2)

Mr. Londry retired as VP, Exploration effective November 18, 2008 and was appointed a Director of the Company effective February 19, 2009.

(3)

Mr. Gregory Myers was appointed VP, Business Development effective November 12, 2008.

(4)

Mr. Jonathan Findlay was appointed VP, Exploration effective November 12, 2008.

(5)

This information has been furnished by the respective individuals.

ITEM 7.

MAJOR SHAREHOLDERS

A.

Major Shareholders

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare Investor Services and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at June 29, 2009, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company:

Shareholder Name And Address	Number Of Shares Held(1)	Percentage Of Issued Shares
CDS & Company 25th Esplanade Toronto, Ontario M5E 1W5	53,103,938	85.89%
Stillwater Mining Company 1321 Discovery Drive Billings, MT 59102	5,750,692	9.3%
Harry Barr 2303 West 41st Avenue Vancouver, BC V6M 2A3	3,599,224(2)	5.8%

Notes

(1)  CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

(2)  568,100 shares of which are held in the name of Canadian Gravity Recovery Inc., a company wholly owned by Mr. Barr, 1,908,334 shares of which are held in the name of 293020 BC Ltd., a company wholly owned by Mr. Barr, 97,000 shares of which are held in the name of 607767 BC Ltd., a company wholly owned by Mr. Barr, 1,025,790 shares of which are held directly by Mr. Barr.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2009 or proposed material transactions between the Company or any of its subsidiaries, except as previously disclosed in the audited year-ended April 30, 2009 financial statements.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual report contains the consolidated financial statements for the Company for the fiscal year ended April 30, 2009 which contains an Audit Report dated June 22, 2009.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The annual high and low market prices for the common shares of the Company on the TSX Exchange for each of the last five full financial years are as follows:

Year Ended	High	Low

May 2008 – April 2009	0.35	0.05
May 2007 – April 2008	0.770	0.280
May 2006 – April 2007	0.500	0.270
May 2005 – April 2006	0.510	0.255
May 2004 – April 2005	0.710	0.330

The high and low market prices for the common shares of the Company on the TSX Exchange for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low

First Quarter July 2008	0.35	0.255
Second Quarter October 2008	0.28	0.08
Third Quarter January 2009	0.14	0.05
Fourth Quarter April 2009	0.14	0.075

First Quarter July 2007	0.770	0.385
Second Quarter October 2007	0.650	0.360
Third Quarter January 2008	0.435	0.280
Fourth Quarter April 2008	0.610	0.295

The high and low market prices for the common shares of the Company on the TSX Exchange for the most recent six months:

Month Ended	High	Low

June 2009	0.13	0.095
May 2009	0.16	0.095
April 2009	0.115	0.085
March 2009	0.10	0.075
February 2009	0.14	0.085
January 2009	0.14	0.085

The high and low market prices for the common shares of the Company on the TSX Exchange on the first trading day in the most recent six months:

Month Ended	High	Low

June 2009	0.13	0.125
May 2009	0.10	0.10
April 2009	0.095	0.095
March 2009	0.10	0.095
February 2009	0.10	0.10
January 2009	0.10	0.085

On April 30, 2009 the closing sale price of the common shares on the TSX Exchange was $0.105 per share.

Since August 31, 2001, the common shares of the Company have been listed on the OTC Bulletin Board.

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for the five (5) most recent full financial years:

Year Ended	High	Low

May 2008– April 2009	0.389	0.035
May 2007– April 2008	0.750	0.260
May 2006– April 2007	0.500	0.201
May 2005– April 2006	0.500	0.200
May 2004 – April 2005	0.520	0.260

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for each full financial quarter for the two (2) most recent full financial years:

Year Ended	High	Low
First Quarter July 2008	0.389	0.243
Second Quarter October 2008	0.220	0.050
Third Quarter January 2009	0.120	0.035
Fourth Quarter April 2009	0.110	0.053

First Quarter July 2007	0.750	0.347
Second Quarter October 2007	0.620	0.310
Third Quarter January 2008	0.490	0.260
Fourth Quarter April 2008	0.640	0.287

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for the most recent six months:

Month Ended	High	Low

June 2009	0.127	0.081
May 2009	0.13	0.071
April 2009	0.099	0.059
March 2009	0.0865	0.053
February 2009	0.11	0.07
January 2009	0.12	0.0702

The high and low market prices for the common shares of the Company on the OTC Bulletin Board for the first trading day in the most recent six months:

Month Ended	High	Low

June 2009	0.12	0.116
May 2009	0.085	0.085
April 2009	0.061	0.061
March 2009	0.075	0.075
February 2009	0.071	0.071
January 2009	0.08	0.08

On April 30, 2008 the closing sale price of the common shares on the OTCBB was $0.085 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration.

The following table indicates the approximate number of record holders of common shares at June 29, 2009, the number of record holders of common shares with United States addresses and the portion and percentage of common shares so held in the United States.  On June 29, 2009, 61,858,008 common shares were outstanding.

Total Number of Registered Holders	Number of Registered U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares As at June 29, 2009
69	21	6,951,292	11.2%

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

C.

Markets

The Company’s common shares have traded on the TSX (and its predecessors, the Canadian Venture Exchange and the Vancouver Stock Exchange) since December 19, 1997 under the trade symbol “PFN” and the OTCBB from August 31, 2001 under the trade symbol PAWEF and on the Frankfurt Stock Exchange, Open Market under the symbol P7J.

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

G.

Performance Graph

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment in the common shares of the Company from April 30, 2004 to April 30, 2009.

Price	30-Apr-2004	30-Apr-2005	30-Apr-2006	30-Apr-2007	30-Apr-2008	30-Apr-2009
PFN	100.00	89.53	99.53	98.12	67.75	45.73
TSX Index	100.00	112.04	152.01	176.06	189.97	83.69

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

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

C.

Material Contracts

During the year ended April 30, 2009 there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2009, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and as such there is no requirement to provide information under this item.

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

Based on this evaluation, management has concluded that as of April 30, 2009, the internal controls over financial reporting was effective.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Changes in internal control over financial reporting

During the Company’s most recently completed financial year ended April 30, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

At April 30, 2009, the Audit Committee was comprised of Jordan Point, Chairman, Dennis Hop and Linda Holmes.

Each of the members of the Audit Committee is financially literate in accordance with national securities legislation, and are also independent in accordance with the standards of Director Independence set our under NI 52-110.

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

Ms. Linda Holmes has been a Canadian/U.S. Regulatory Compliance Consultant to public companies since 1994.  She served as a Director of Public Relations and Compliance Manager for over 10 years for a group of mineral exploration companies trading on the TSX and Nasdaq.  Ms. Holmes is currently a Director of Fire River Gold Corp. (2007 – present); Corporate Secretary of IGC Resources Inc. (2000 – present); Director of IGC Resources Inc. (2003 – present).  In addition Ms. Holmes has been Corporate Secretary of Copper Mesa Mining Corporation (formerly Ascendant Copper Corporation) (2005 – 2009); Director of Ascendant Copper Corporation (2005 – 2007); Corporate Secretary of ProDigital Film Studios Inc. (2004 – 2005); Corporate Secretary of Global Precision Medical Inc. (2002 – 2005)

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit

Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

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

Services	Year ended April 30, 2009	Year ended April 30, 2008

Audit Services	$25,000	$25,000
Audit – and review – related services	$-	$-
Tax services	$4,047	$-
All other services	$-	$-
	$$29,047	$$25,000

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

The following exhibits are filed as part of this Form 20-F Annual Report for the year ended April 30, 2009.

EXHIBIT 1. Financial Statements
EXHIBIT 2. Management Discussion & Analysis
EXHIBIT 3. Auditor Consent
EXHIBIT 4. President’s Letter to the Shareholders
EXHIBIT 5. Notice & Information Circular
EXHIBIT 6. Request for Financial Statements Form

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:

July 28, 2009

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

I, Harry Barr, certify that:

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

July 28, 2009

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I Robert Guanzon, certify that:

1.

I have reviewed this annual report on Form 20-F of Pacific North West Capital Corp

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

Date:

July 28, 2009

PACIFIC NORTH WEST CAPITAL CORP.

“Robert Guanzon”

___________________________________

Robert Guanzon

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific North West Capital Corp. (the “Company”) on Form 20F for the period ended April 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry Barr, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

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

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific North West Capital Corp. (the “Company”) on Form 20F for the period ended April 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert Guanzon, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

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

July 28, 2009