Form 20-F
period 2010-04-30
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2010-07-28
CIK 1073238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
or
[ X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the Fiscal Year Ended	APRIL 30, 2010
or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
or
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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
67,543,008 Shares
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

YES		NO	Not Applicable	[X]

Exhibit Index located at page 99

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	66
A. Directors and Senior Management	66
B. Compensation	68
C. Board Practices	78
D. Employees	82
E. Share Ownership	82
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	82
A. Major Shareholders	82
B. Related Party Transactions	83
C. Interests of Experts and Counsel	83
ITEM 8. FINANCIAL INFORMATION	83
A. Consolidated Statements and Other Financial Information	83
B. Significant Changes	83
ITEM 9. THE OFFER AND LISTING	83
A. Offer and Listing Details	83
B. Plan of Distribution	85
C. Markets	86
D. Selling Shareholders	86
E. Dilution	86
F. Expense of the Issue	86
G. Performance Graph	87
ITEM 10. ADDITIONAL INFORMATION	87
A. Share Capital	87
B. Memorandum and Articles of Association	87
C. Material Contracts	87
D. Exchange Controls	87
E. Taxation	87
F. Dividends and Paying Agents	95
G. Statements by Experts	95
H. Documents on Display	95
I. Subsidiary Information	95
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	95

PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	95

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	95

ITEM 14. MATERIAL MODICIATION STO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	95

ITEM 15. CONTROLS AND PROCEDURES	96

ITEM 16. (RESERVED)	97

ITEM 16A. AUDIT COMMITTEE FINANCIAL REPORT	97

ITEM 16B. CODE OF BUSINESS CONDUCT & ETHICS	98

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	98

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	98

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	98

PART III

ITEM 17. FINANCIAL STATEMENTS	99

ITEM 18. FINANCIAL STATEMENTS	99

ITEM 19. EXHIBITS	99
EXHIBIT 1. Audited Consolidated Financial Statements & Notes for the year ended April 30, 2010
EXHIBIT 2. Management Discussion & Analysis for year ended April 30, 2010
EXHIBIT 3. Auditor Consent
EXHIBIT 4. Notice & Information Circular
EXHIBIT 5. Request for Financial Statements Form
EXHIBIT 6. Form of Proxy
EXHIBIT 7. Code of Business Conduct and Ethics, as amended June 28, 2010

SIGNATURES	99

CERTIFICATIONS	100

GLOSSARY

The following are definitions of mining terms and certain other terms used in this Statement.

Ag	Periodic symbol for Silver
Alto	Alto Ventures Ltd.
Anglo Platinum	Anglo American Platinum Corporation Limited
Au	Periodic symbol for gold
assay	A chemical test performed on a sample of rocks or core to determine the amount of contained metals
assessment work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims
breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals
Calista	Calista Corporation
CanAlaska	CanAlaska Uranium Ltd.
chalcopyrite	A sulphide mineral of copper and iron; an important ore mineral of copper
channel sample	A sample from a small trench or channel, cut on a rock surface, usually about 5-10 cm wide and 2 cm deep, to provide accurate distribution of mineralization
chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face
Cu	Periodic symbol for Copper
diabase	A common basic intrusive igneous rock usually occurring in dykes or sills
diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter
diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks
exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching and defining ore bodies
Feasibility Study

A detailed report showing the feasibility of placing a prospective ore body or deposit of the minerals within a mineral property into production, which report typically includes, inter alia, the specific portion or portions of the property that should be included, in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and the information obtained and evaluations made in respect thereof.

Freegold	Freegold Ventures Limited
Fire River

Fire River Gold Corp. – a company trading on the TSX Venture Exchange and having purchased a 100% interest in the Nixon Fork Gold Mine, Alaska, from the Company.  The Company is a +10% shareholder in Fire River.

First Nickel	First Nickel Inc. - the Company’s joint venture partner on the Raglan Hills project
geophysical surveys	The use of one or more geophysical techniques in geophysical exploration
gpt or g/t	Grams per tonne
grab samples	A sample of rock or sediment taken more or less indiscriminately at any place
granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica
ha	Hectare - a unit for measuring an area of land equal to 10,000 square metres
Induced Polarization	A geophysical survey method which measures the conductivity properties of rocks
Kaymin	Kaymin Resources Limited, a wholly-owned subsidiary of Anglo Platinum
Kinbauri	Kinbauri Gold Corp.
km	A measure of distance known as a kilometre
Pb	Periodic symbol for Lead
m	A measure of distance known as a metre
mineralization	The concentration of metals and their chemical compounds within a body of rock
Ni	Periodic symbol for nickel
Nickel	A hard white silver metallic chemical element
NI 43-101	National Instrument 43-101, Standards of Disclosure for Mineral Projects – a Canadian
NSR	Net Smelter Return
opt	Ounce per tonne
ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated
oz	A measure of weight known as an ounce
Pd	Periodic symbol for Palladium
PGE	Platinum Group Elements
PGM	Platinum Group Metals
ppm	Parts per million
Pt	Periodic symbol for Platinum
RVI	River Valley Intrusion
SIC	Sudbury Igneous Complex
sample	A small portion of rock or mineralization taken so that the metal content can be determined by assaying
sampling	Selecting a fractional but representative part of a rock or mineralization for analysis
Stillwater	Stillwater Mining Company
strike	The bearing of a bed or layer of rock
tonne	A metric ton (2,204 pounds)
vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source
Zn	Periodic symbol for Zinc

8

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

Pacific North West Capital Corp. ("PFN" or the "Company") has a limited history of operations and has not generated any operating revenues. The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company.  This information should be read in conjunction with the Company's audited consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.  The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.  To date the Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The audited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  There are material differences between Canadian GAAP and the United States Generally Accepted Accounting Principles ("U.S. GAAP") as applied to the Company including disclosure items.  For a comparison of these differences, refer to Note 16 to the April 30, 2010 Audited Consolidated Financial Statements.

Selected Financial Data

(In Canadian Dollars)

	Year Ended April 2010	Year Ended April 2009	Year Ended April 2008	Year Ended April 2007	Year Ended April 2006

Canadian GAAP

Interest income	52,616	222,252	314,082	147,301	115,571
Project management fees	6,680	25,628	297,622	49,209	140,474
Net loss	(771,019)	5,354,466	883,378	1,230,764	1,344,822
Loss per common share – continuing operations	(0.06)	(0.09)	(0.02)	(0.03)	(0.04)
Income per common share – discontinued operation	0.04	-	-	-	-

Weighted Average No. Shares – Basic	62,675,963	61,721,508	53,358,393	37,743,307	34,553,930
Weighted Average No. Shares – Diluted	62,954,534	61,721,508	53,358,393	37,743,307	34,553,930

Selected Financial Data continued

(In Canadian Dollars)

	Year Ended April 2010	Year Ended April 2009	Year Ended April 2008	Year Ended April 2007	Year Ended April 2006

Working capital	7,249,616	5,418,885	10,088,901	4,298,776	3,475,560
Mineral properties	3,899,594	4,333,979	6,622,731	2,795,717	2,072,383
Total assets	11,353,054	15,095,336	17,087,029	7,315,871	5,681,742
Capital stock	25,170,802	24,779,281	25,677,015	16,906,926	14,227,882
Dividends declared per share	-	-	-	-	-

Selected Financial Data

(In Canadian Dollars)

	Year Ended April 2010	Year Ended April 2009	Year Ended April 2008	Year Ended April 2007	Year Ended April 2006

US GAAP

Interest income	52,616	222,252	314,082	147,301	115,571
Project management fees	6,680	25,628	297,622	49,209	140,474
Net loss for period	(571,680)	(3,535,052)	4,939,262	2,257,084	2,468,506
Loss per common share	(0.01)	(0.05)	(0.09)	(0.06)	(0.07)
Weighted Average No. Shares	62,675,963	61,721,508	53,358,393	37,743,307	34,553,930

Working Capital	7,249,616	5,418,885	8,031,041	3,567,904	3,333,963
Mineral properties	230,204	199,750	173,650	-	-
Total assets	7,683,664	10,961,107	10,464,298	4,520,154	3,609,359
Capital stock	26,849,457	26,192,436	25,677,015	16,906,926	14,227,882
Dividends declared per share	-	-	-	-	-

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed  in Canadian dollars.  On July 16, 2010, the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of United States dollars into Canadian dollars (the “Noon Rate of Exchange”) was $1.0537.

The following table sets out the high and low exchange rates for each of the last six (s) months.

	2010

	June	May	April	March	February	January
High for period	1.0518	1.0778	1.0173	1.0421	1.0734	1.0657
Low for period	1.0199	1.0149	0.9961	1.0113	1.042	1.0251

The following table sets out the average exchange rates for the five (5) most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended April 30
	2010	2009	2008	2007	2006
Average for the period	1.06939	1.04695	1.01745	1.12759	1.17793

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

(ii)

Lack of Cash Flow and Non-Availability of Additional Funds

The Company's properties are currently being explored or assessed for exploration and as a result, the Company has no source of operating cash flow.  The Company has limited financial resources and there is no assurance that if additional funding were needed, that it would be available to the Company on terms and conditions acceptable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in current properties.  The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.  The Company’s joint venture partner, Kaymin, is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine, it receives an additional 5% interest, increasing its ownership up to a possible 65% interest. Kaymin controls all financing, investing and operating decisions during the additional earn-in phase.

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

Many of the Company's properties may be subject to prior unregistered agreements of transfer or native land claims and title may be affected by undetected defects.  The Company's properties consist of recorded mineral claims which have not been surveyed, and therefore the precise area and location of such claims is undefined.

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

(x)

Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2010, the Company had reserved 8,725,500 common shares for issuance upon the exercise of warrants, incentive stock options and performance shares.  Such common shares represent a potential equity dilution of approximately 12.92% based upon the number of outstanding common shares at April 30, 2010, of 67,543,008.  Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants.  As at April 30, 2010, the Company had an unlimited number of authorized but unissued and unreserved common shares.  Issuance of additional common shares would be subject to stock exchange regulatory approval and compliance with applicable securities legislation.  The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, property exploration and general working capital requirements which issuances would be subject to regulatory approval.

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

(xii)

Compliance with Applicable Laws and Regulations

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential mining and processing operations and exploration activities are subject to various federal and state or provincial and municipal laws and by-laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in advancement of new exploration properties.

To the best of the Company's knowledge, it is currently operating in compliance with all applicable environmental regulations.

(xiii)

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Company is a Canadian corporation and is governed in its conduct by the Laws of Canada.  All of the Company’s directors are residents of Canada and all its assets are located in Canada and United States.  Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

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

The Company's registered and executive office is located at 2303 West 41st Avenue, Vancouver, British Columbia Canada V6M 2A3, telephone (604) 685-1870.  The Company is a reporting issuer in the provinces of Alberta, British Columbia and Ontario, Canada.  The Company’s common shares traded on the Toronto Venture Exchange from December 19, 1997 and on the Toronto Stock Exchange (“TSX”) from June 8, 2001 under the trading symbol “PFN”, on the OTCBB since August 30, 2001 under the trading symbol “PAWEF” and are included for trading on the Frankfurt Stock Exchange, Open Market under the trading symbol “P7J.F”.

B.

Business Overview

The Company is a mineral exploration company focused on the acquisition, exploration and development of platinum group metals (PGMs), precious and base metals properties. Management's corporate philosophy is to be a project generator, explorer and project operator with the objective of optioning/joint venturing projects with major and junior mining companies through to production. Current option/joint venture agreements are with Anglo Platinum, First Nickel and Alto Ventures.  The Company is a major shareholder of Fire River.

The Company is evaluating several potential property acquisitions, including precious and base metal production opportunities. A wholly-owned Mexican subsidiary of the Company, Pacific North West Capital de México, S.A. de C.V. will act as an operating and acquisition company in México.

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

C.

Organizational Structure

The Company owns 100%  of Pacific North West Capital Corp. USA, and  99.98% of Pacific North West Capital de México, S.A. de C.V. in México (Mr. Harry Barr, President and CEO of the Company, owns 0.02%).

D.

Property, Plants, and Equipment

ONTARIO, CANADA

(I)

River Valley Joint Venture Project

By agreement dated July 14, 1999, the Company granted Kaymin an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property in the Sudbury Region of Ontario.  During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

The River Valley PGM Project is a 50/50 joint venture with Anglo Platinum through its wholly-owned subsidiary, Kaymin. Under this 50/50 joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest.  As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these audited consolidated financial statements.  As at 30 April 2010, $67,921, (2009 - $Nil), is receivable from the joint venture for an unsecured advance payable which is non-interest bearing and is due on demand.

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

a)

River Valley Property.  By an agreement dated January 15, 1999 and amended March 11, 1999, the Company acquired a 100% interest in 226 claim units (1 claim unit = 16 ha), known as the River Valley Property, located in Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration the Company issued 600,000 common shares over four years and made cash payments of $265,000 to the optionors.

The River Valley Property is subject to a total 3% NSR, of which the Company can purchase up to 2% of the NSR from the vendors for $2,000,000.

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

c)

Frontier Property.  The Company acquired a 100% interest in certain claim located in Kelly and Davis Townships, Sudbury Mining District, Ontario, subject to a 2% NSR.  On December 12, 2006, these claims were allowed to lapse.

d)

Washagami Lake Property.  The Company entered into an option to purchase agreement dated February 23, 1999, as amended, whereby the Company could earn a 100% interest in 1 unpatented mining claim unit (16 ha) located in Janes Township, Sudbury Mining District, Ontario, immediately south of the Frontier property, by making cash payments of $28,200 (paid).  On December 10, 2008, the claim was allowed to lapse.

e)

Razor Property.  The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District for a consideration of $30,000. The property is subject to a 2% NSR.

f)

Western Front Property.  Under an agreement dated November 16, 2001, the Company earned a 70% interest in certain mineral claims from a company (the Optionor) that previously had certain directors in common.  As consideration the Company paid $55,000 and issued 20,000 common shares to the Optionors. In addition, exploration expenditures of $50,000 were completed. The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the Optionor. The property is subject to a 3% NSR the first 1% of which the Company can purchase for $1,000,000 the second 1% can be purchased for $2,000,000. The Company and the Optionor will share the NSR buyout privileges in proportion to their respective interest.

Property Location and Access

The River Valley Property lies within Dana and Pardo Townships, and is located about 60 km northeast of the City of Sudbury, Ontario.  The coordinates of the center of the property are approximately 555356mE and 5172290mN (UTM Zone 17, Datum NAD 27).

N
W
E
S
Lake Temagami
Maskinonge Lake
Wanapitei Lake
River Valley
Project
River Valley
144
64
Whitewater Lake
Sudbury
17
Kelley Lake
17
69
Nepewassi Lake
Sturgeon Falls
0
4
8
16
Kilometers
River Valley Project
Pacific North West Capital /
Anglo Platinum
PACIFIC NORTH WEST
ANGLO
PLATINUM

Location of the River Valley Joint Venture Property

Claim Status

All claims that form the River Valley Joint Venture Property are in good standing at the time of writing. The River Valley claim block has been legally surveyed, and the final mining lease applications are being reviewed by the different Ontario government Ministries. The mining lease approvals are expected in 2010.

To the best of PFN’s knowledge there are no environmental or other liabilities associated with the River Valley Joint Venture claims.

All exploration to date has been carried out with appropriate work permits from the Ontario Ministry of Natural Resources.  For the future exploration activities a more elaborate permit may be required, but to PFN’s knowledge there is no impediment to receiving one.

Claim list and anniversary dates  - River Valley and River Valley Joint Venture Properties

Township	Claim Number	Claim Due Date	Units
DANA	1227988	2011-Oct-19	8
DANA	1227989	2011-Oct-19	8
DANA	1227990	2011-Oct-19	12
DANA	1227991	2011-Oct-19	10
DANA	1229216	2011-Oct-19	6
DANA	1229217	2011-Oct-19	16
DANA	1229218	2011-Oct-19	16
DANA	1229219	2012-Oct-19	12
DANA	1229220	2011-Oct-19	16
DANA	1229221	2011-Oct-19	16
DANA	1229222	2011-Oct-19	16
DANA	1229223	2011-Oct-19	12
DANA	1229224	2011-Oct-19	10
DANA	1229230	2011-Sep-21	16
DANA	1229231	2011-Sep-21	16
DANA	1229232	2011-Sep-21	14
PARDO	1229233	2011-Sep-21	16
PARDO	1229234	2011-Sep-21	6
DANA	1229542	2012-May-07	6
DANA	1230038	2012-May-07	12
DANA	1237228	2012-May-25	8
DANA	1237304	2012-Apr-13	12
DANA	1237305	2012-Apr-13	8
PARDO	1244332	2012-Jun-05	8
DANA	1244338	2012-Jun-14	6
DANA	1244427	2012-Jun-05	7
DANA	1244435	2012-Jun-05	4
PARDO	1244445	2012-Jun-05	8
DANA	1244444	2012-Jun-05	16
JANES	1235822	2012-Dec-10	12
JANES	1231107	2012-Dec-17	6
JANES	1235892	2012-Jan-04	16
JANES	1235893	2012-Jan-04	7
JANES	1235889	2012-Jan-04	16
JANES	1235891	2012-Jan-04	7
JANES	1235888	2012-Jan-06	12
JANES	1235896	2012-Jan-06	2
JANES	1235894	2012-Jan-06	9
DANA	1246498	2012-Jan-12	8
MCWILLIAMS	1229840	2012-Feb-12	9
DANA	1191268	2012-Oct-13	1
DANA	3010281	2012-Oct-29	1
DANA	3010282	2012-Oct-29	1
DANA	3004262	2010-Aug-29	2
JANES	1198460	2011-Jun-18	16
JANES	1220221	2012-Dec-20	16
JANES	1229826	2010-Nov-28	16
JANES	1229827	2010-Nov-28	12
JANES	1229831	2010-Nov-28	12
JANES	1230296	2010-Nov-28	16
JANES	1237072	2010-Dec-20	16
PARDO	3017059	2011-Apr-08	16
PARDO	3017060	2011-Apr-08	16
PARDO	3017061	2011-Apr-08	16
PARDO	3017062	2011-Apr-08	16
PARDO	3017085	2011-Apr-08	16
JANES	1230271	2013-Jun-29	15

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

In May 2004, Anglo Platinum approved a $3.0 million exploration budget which was used to fund a minimum 20,740 m drill and surface exploration program aimed at increasing the existing River Valley property Resource Estimate.

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

A detailed geochemical study of the River Valley mineralization was conducted by Dr. Reid Keays of Monash University, Melbourne, Australia. Dr. Keays is an expert in the geochemistry of Ni and PGM deposits. Re-sampling of selected River Valley drill holes was completed in January, 2009, and the 336 samples were submitted to the Ontario Geoscience Laboratories for analytical work and 154 results have been received to date. In order to improve economy modelling of the deposit the study examined the full suite (Pt, Pd, rhodium, osmium, iridium, and ruthenium) PGM content of the ore, and determined the relationship of rhodium, iridium and ruthenium concentration from platinum and palladium. Full results and the final report are expected by July 2010. Early results show that a correlation exists between the individual platinum group elements with Pt and/or Pd. Therefore, robust formulae can be derived through a regression analysis to predict the abundances of these additional economic elements for any calculated resource or analytical concentration within this region of the River Valley intrusion.

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

The following italicized text was excerpted from a report entitled, “Revised Mineral Resource Estimate, Dana Lake and Lismer’s Ridge Deposits incorporating the Phase VI Drilling, River Valley PGM Project, Ontario for Pacific North West Capital Corp”, dated June 10th, 2004, by Derry, Michener, Booth and Wahl Consultants Ltd.  In March 2006 , the mineral resources table was updated by Ron Simpson of GeoSim services.  Mr. Simpson was responsible for the calculation of the resources estimate in the Derry Mitchener and Wahl report.  The March 2006 report included all of the drill holes from the phase 7 program.

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

Measured and Indicated Resources

The following is a summary of the March 2006 Measured and Indicated Resources update, prepared by Geosim Services Inc.:

•

Table 1: Measured and Indicated Resources of 30.5 million tonnes with grades of 0.97 g/t palladium (Pd) 0.34 g/t platinum (Pt) and 0.061g/t gold (Au), using a cut off grade of 0.7 g/t Pt+Pd

•

Table 2: Higher Grade Measured and Indicated Resources of 19.3 million tonnes with grades of 1.18 g/t palladium (Pd) 0.39 g/t platinum (Pt) and 0.07 g/t gold (Au), using a cut off grade of 1.0 g/t Pt+Pd

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources:

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

The updated mineral resource estimate was completed by Ron Simpson of Geosim Services Inc., in conjunction with John Londry, former VP Exploration of PFN.  Resource block modeling was carried out by Geosim based upon geological modeling conducted in-house by PFN, and incorporated all diamond drilling to March 31, 2005 (86,557 m of drilling and 422 drill holes).

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

In late 2008, Kaymin informed the Company that, due to the global economic downturn and concomitant drop in metal prices, Kaymin wished to temporarily suspend expenditures on the project other than those needed for normal maintenance of the property. As a result, the Company closed its Sudbury exploration office. A budget of $285,000 was apportioned to allow for compilation and archiving of data collected from the various phases of exploration and drilling, and to provide for property maintenance.

A further $245,000 budget was approved for the project in 2009 to carry out reclamation work on the River Valley property. As of 28 February 2009, the process of archiving material, storing equipment, and shutting down operations in Sudbury was complete. Reclamation work was completed in August 2009.

An additional $150,000 budget was allocated to fund a geochemical study of the River Valley mineralization. This study was conducted by Dr. Reid Keays of Monash University, Melbourne, Australia, and is discussed above.  Early results show that a correlation exists between the individual platinum group elements with Pt and/or Pd. Therefore, robust formulae can be derived through a regression analysis to predict the abundances of these additional economic elements for any calculated resource or analytical concentration within this region of the River Valley intrusion.

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

These mineral claims are part of the River Valley Joint Ventures and are described in the proceeding section.

(III)

West Timmins Nickel Project

Ownership

By agreement dated October 28, 2004 as amended September 27, 2006 and April 7, 2008, the Company had the option to earn up to a 100% interest in the West Timmins Nickel Project, consisting of 1682 claim units (27,235 ha), from Xstrata Nickel (formerly Falconbridge Inc.).

Under the terms of the agreement PFN was required to spend $4 million over a five (5) year period in order to vest with a 100% interest in the Project.  Xstrata would retain a 2 % NSR and could, under certain circumstances, back-in and earn up to a 65% interest by completing a feasibility study or spending $20 million on a feasibility study, whichever occurred first.  Under the agreement PFN acted as Project Operator.

Minimum aggregate exploration expenditures of $4 million were to be completed by December 31, 2008.  This commitment was extended to December 31, 2009 to complete additional exploration programs as follows:

On or before December 31, 2005	(completed)	$750,000
On or before December 31, 2006	(completed)	$1,500,000
On or before December 31, 2007	(completed)	$2,500,000
On or before December 31, 2009	(3,077,592 incurred)	$4,000,000

Location and Access

The property is located approximately 70 kilometres west of the city of Timmins, Ontario and is within the townships of Belford, Griffin, Melrose, Montcalm, Nova, Strachan and Watson. The property is accessible by road travelling west from Timmins along Highway 101 for 5 km, then heading northwest for 56 km along the Mallette logging road.

West Timmins Project
N
Xstrata
Montcalm Mine
Kidd Creek
Metallurgical Complex
Timmins
Land Position
11
655
101
144
West Timmins
Project
Toronto
xstrata
nickel
PACIFIC NORTH WEST
CAPITAL CORP.

Location of the West Timmins Project

Exploration

The Company’s exploration activities on the West Timmins Nickel Project focused on nickel and associated metals. In addition to airborne geophysical surveys completed in late 2004, a detailed compilation of the historical work in the MFI was completed and has been used to help evaluate and prioritize conductors identified by the AeroTEM survey. In cooperation with Falconbridge, seven priority conductor anomalies have been identified based on geophysical responses, relation to the Montcalm deposit, geological settings and previous work over the conductors.

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

A diamond drill program was completed in 2007 with no significant intersections. The drill program targeted geophysical and geochemical anomalies identified in previous work programs. Numerous additional airborne EM (AeroTEM), Pulse borehole EM, and geochemical anomalies in the Montcalm Intrusive Complex remain to be drill tested.

In a continuing effort to evaluate the Montcalm Intrusion, a deep penetrating UTEM survey was completed in September 2008. Although some geophysical anomalies were identified, interpretations suggest that the anomalies are unlikely to reflect mineralization.

On May 5, 2009, the Company terminated the option agreement with Xstrata Nickel on the West Timmins Property.

(IV)

Raglan Hills (formerly South Renfrew)

Ownership

The Company staked 6 claims (1024 ha) in Raglan Township within the Raglan meta-gabbro mafic complex in June 2006.

The property covers at least one historical nickel copper showing within a sulphide zone that is approximately 155 m long and 6 to 15 m wide.  Reconnaissance prospecting, sampling and geochemical soil programs have been initiated over the property, as well as the historical showing areas.

In 2007, the Company entered into a joint venture agreement with First Nickel to evaluate the claims as well as their adjoining claims (1728 hectares) as one property.  Each company will participate in working the property as a 50:50 joint venture.  Expenditures and programs on the project will be determined by an annual joint management committee meeting.

Raglan Hills Joint Venture
Claims
Pacific North West Capital Corp.
First Nickel Joint Venture
Other
LYNDOCH
N
RAGLAN
CARLOW
MAYO
ASHBY
0 500 1,000 1,500 2,000 m
Pacific North West Capital Corp.

PFN and First Nickel claims forming the Raglan Hills joint venture property.

In 2008 an airborne magnetic and electromagnetic survey was completed on the joint venture property. This was followed by mapping and prospecting in the vicinity of anomalies generated by the airborne survey.

Due to the downturn in commodity prices, PFN informed First Nickel that it would not be participating in the funding of a 2009 exploration program and as a result the Company’s participating interest has been decreased. As per the joint venture agreement with First Nickel, the Company’s participating interest was converted to a

1.5% NSR over the Raglan Hills property.

(V)

Coldwell Properties, Ontario

Ownership

In 2007, the Company acquired 91 mineral claims (20,254 ha) by staking in the Coldwell area near Marathon, Ontario. The claims cover parts of the Coldwell alkaline intrusive complex, which also hosts the Marathon PGM deposit.

PFN claims forming the Coldwell property near Marathon,Ontario

Airborne geophysical and lake bottom sediment surveys were completed in 2007. The goal of these surveys was to identify targets for follow-up ground evaluation in 2008. Prospecting and a soil geochemical survey were completed in 2008. This work did not identify any significant mineralization.

No further work is planned for this property.

(VI)

Goodchild Property, Ontario

During the year ended April 30, 2009, the Company acquired 28 mineral claims (6640 ha) by staking in the north east of the Coldwell Area near Marathon, Ontario. These claims were incorporated into the Coldwell project as described in the proceeding section.

No further work is planned for this property.

(VII)

Walsh Township, Ontario

By agreement dated January 1, 2008 the Company could earn up to a 100 % interest in the Walsh Township Option consisting of 9 claims covering 4,586.25 ha located in the Coldwell Area of northern Ontario.  The property is subject to a 2.0% NSR of which the Company could purchase 1% for $1,000,000.

Under the terms of the agreement, the Company, at its option, would keep the claims in good standing over a three-year period in order to vest with a 100% interest in the project after making total payments of $60,000 and issuing 190,000 common shares. If the project continued beyond the three years the prospectors would be paid $25,000 in each of year four and five as an advanced royalty on any production.

As consideration, the Company, at its option, would issue common shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	60,000	$-
On or before 1st January 2009	terminated	10,000	60,000	-
On or before 1st January, 2010	terminated	15,000	40,000	-
On or before 1st January, 2011	terminated	25,000	30,000	-
Total		$60,000	190,000	$-

An additional 100,000 common shares would be issued upon vesting of 100% interest if the results of feasibility studies are positive.

The Walsh property was incorporated into the Coldwell project as described in a previous section. No significant results were obtained in a program of prospecting and geochemical sampling that was completed in the fall of 2008, thus the Company terminated the option agreement in November 2008.

(VIII)

East Sudbury Property, Ontario

During the year ended April 30, 2009, the Company acquired 124 mineral claims (1,638 units – 26,208 hectares) by staking in the Sudbury area of Ontario.

PFN claims forming the East Sudbury property near Sudbury, Ontario

A limited program of soil sampling and prospecting was completed on the East Sudbury property in 2008. In September 2009, the Company sold some of the East Sudbury claims to Trueclaim Exploration Inc. for a 1.5% NSR and 50,000 Trueclaim Exploration Inc. shares.  From September through December 2009, an additional 56 claims were lapsed, leaving the Company with 4 claims.

(IX)

Swayze Joint Venture, Ontario

In 2007, the Company acquired claims by staking in Kenogaming Township (in the Swayze Greenstone Belt), Ontario. In March, 2008 the Company entered into a three-year joint venture agreement with Benton Resources Corp. to evaluate the claims that both parties held in the Swayze Greenstone Belt.  It was proposed that the exploration budget over the three years will be $1,200,000 with the first year’s budget of $400,000.  Total holdings in the Swayze area include 3 properties totaling 8,544 hectares.

Swayze joint venture claims in the Swayze greenstone belt of Ontario.

Any additional claims acquired in the Swayze Greenstone Belt would be included in the joint venture.  Each company would participate in working the properties as a 50:50 joint venture.  Expenditures and programs on the properties to be determined by an annual joint management committee meeting.

In 2008, and airborne survey was completed over claims in Tooms Township that form part of the Swayze joint venture property. In addition, prospecting and mapping were completed on the Tooms and Heenan Township properties. In late 2008, a small (500 m) drill program was completed on the Heenan Township property. This work did not identify significant mineralization.

On May 5, 2009 the joint venture was terminated.  The Company allowed the Swayze claims to lapse in January 2010 and has no further plans for this project.

(X)

North Duluth Property, Ontario

In 2007, the Company spent $3,038 related to the acquisition of the 10 mineral claims (81 units – 1296 hectares) in the Crystal Lake Area south of Thunder Bay, Ontario.  Also in 2007, an airborne magnetic-electromagnetic survey was completed over the property. The survey did not identify any significant targets for follow-up work and, on 25 February, 2009, the property was reduced to 8 claims and in February 2010, the remaining claims lapsed.

QUÉBEC, CANADA

(I)

Glitter Lake Property, Québec, Canada

By agreement dated August 15, 2003, as amended April 30, 2005, April 30, 2006 and further amended on April 1, 2008, the Company can acquire, from CanAlaska, a company that previously had certain directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Québec.

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

Upon the Company having vested with a 50% interest by completing the aforementioned payments and obligations, the Company could elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within 24 months.  In the event the Company did not complete a bankable feasibility study within two years, the Company agreed to make cash payments in the amount of $50,000 per annum for each year the feasibility study was not completed. Upon vesting with a 60% interest, the Company could elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicated an IRR in excess of 15%, the Company agreed to make annual cash payments of $50,000 to CanAlaska for each year the project is not placed into commercial production.

In the event that a major mining company elected to participate in the project before the Company vested with a 50% interest, the Company would issue common shares to the value of $100,000 to CanAlaska, within 15 days of the Company becoming vested, or pay such amount that would result in having the Company spent $1 million in exploration expenditures.

The property is subject to 1.5% NSR payable to a third party.  The Company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

In 2007 PFN and CanAlaska agreed to an extension of the option.  A field program of sampling historical core stored on the property was also completed in 2007.

On January 30, 2009, the Company and CanAlaska signed an amendment to the option agreement CanAlaska assigned a 100% ownership of the Glitter Lake property to the Company, in consideration of meeting CanAlaska’s office lease obligations until the end of the lease term in November 2010. This equates to a one-time cash payment of $83,601 dollars.

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
Glitter Lake
Matagami
N
W
E
S
1:3,000,000
0 25 50 100 150 200
Kilometers

Glitter Lake Project Location Map

The original option agreement has been terminated, with CanAlaska retaining a 0.05% NSR interest in the property.

A joint venture partner is being sought to further explore the Glitter Lake property.

(II)

SOQUEM –Taureau & Chenneville Projects, Québec, Canada

On July 28, 2006 the Company signed a 50:50 Cooperation Agreement with SOQUEM Inc. ("SOQUEM") in order to conduct research on platinum properties in the southern portion of the Province of Québec, Canada, in a designated Area of Mutual Interest ("AMI"), with the objective of identifying viable properties for further exploration.  PFN and SOQUEM would pool staffing and funding resources, and share all technical data pertaining to properties located within the AMI, with each party having equal representation of two members each on a technical committee, responsible for setting programs, budget and schedule.  SOQUEM acted as Manager.  The first exploration program agreed upon between the parties was budgeted at $250,000 and was completed by the end of 2006.

QUÉBEC
Grenville Province
Area of mutual interest
AMI of
SOQUEM INC./ Pacific Northwest
agreement
Plan No: 1

Taureau Project (1374)
August 2006

Taureau project area of interest for investigation of PGM potential, Grenville Province, Quebec.

In the event that a viable property was identified, the parties would contribute jointly to all staking and acquisition costs, or, if one party elected to do so independently, would do so at its own expense.  In that event, the other party was granted the right of first refusal to acquire a 50% interest in the property.  Exercise of this right would result in the creation of a new joint venture agreement between the parties for the newly acquired property.

The 2006 program’s assay results (1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62% Cu, and 0.35% Ni) from the Taureau evaluations justified staking a mafic intrusive and the flying of an airborne EM survey.  Several magnetic bodies with associated conductors were identified, and additional claims were acquired in these areas.

In 2007, work programs continued to evaluate mafic intrusives in the AMI.  The conductor trends identified from the airborne survey in the Chenneville area were staked (254 mineral claims – 15,200 hectares) and evaluated. The Chenneville Project was initiated to follow-up on the PGE-Cu-Ni mineralization located in 2006.  Additional follow-up ground work on the Taureau and Cheneville project areas wascompleted in 2009, culminating with a 500 m drill program on the Cheneville property.  No significant mineralization was identified during the course of the foregoing investigations.

Both parties agreed to abandon the entire Chenneville property since the fieldwork did not give the significant results expected and the Company and Soquem agreed to terminate the Taureau and Cheneville joint venture in August 2009.

(III)

Fiedmont Property, Val d’Or Québec

On December 16, 2008, the Company entered into an option agreement with Kinbauri whereby the Company could earn a 60% interest in 40 of Kinbauri’s 84 claims covering approximately 3,458 ha, known as the   Fiedmont PGM property, subject to a 2% NSR held by the original vendors. The vendor’s NSR is subject to a 1.0%, $900,000 buyback. to earn a 60% interest.

Under the terms of the Agreement, the Company would pay Kinbauri an aggregate amount of $98,000, issue 150,000 common shares to Kinbauri, subject to regulatory hold periods ,and expend $400,000 on exploration prior to November 30, 2010 to earn its interest. The Company’s first year commitment was mandatory and included payment to Kinbauri of $38,000 (paid), issuance of 50,000 shares (issued, valued at $4,500), and expenditures of $150,000 (incurred) on exploration prior to November 30, 2009.

The property is situated approximately 15 km northeast of Val d’Or, Québec and is road accessible.

The Fiedmont property hosts PGM mineralization in sulphide zones associated with the contacts of the intrusion. Showings have returned values grading up to 6 g/t Pt+Pd, and drill hole intersections include up to 1.5 g/t Pt+Pd over 5 m. The property has seen very little work since its discovery in 2002.

Fiedmont property location map.

The Company completed an initial drill program targeting potential extensions of the known mineralization in March, 2009; however, no significant assays were returned, and the option agreement with Kinbauri was terminated on October 13, 2009.

(IV)

Destiny Gold Project, Québec

In September 2009, the Company entered into an option agreement with Alto Ventures Ltd. (“Alto”) to acquire the Destiny Gold Project  (formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec. The property is road accessible, and excellent mining infrastructure and support facilities are available in nearby Val d’Or.  The property consists of 175 mining claims totalling 7260 ha. Under the terms of the Option Agreement with Alto Ventures Ltd. (“Alto”), PFN will pay Alto $200,000, provide Alto with 250,000 common shares of PFN, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold property. Subsequent to vesting of its interest, PFN will form a joint venture with Alto to further develop the project. Certain claims comprising the property are subject to underlying net smelter return royalties ranging from 1% to 3.5%, with varying buy-back provisions. Details of the underlying NSR’s are available on the PFN website.

The Destiny Gold property is underlain by Archean metavolcanic and metasedimentary rocks of the Abitibi Greenstone Belt. A regional scale structure, the Despinassy shear zone, transects the property. High grade gold mineralization occurs in quartz veins and alteration zones associated with this structure. Mineralization has been identified in several locations along the Despinassy shear zone on the property over a strike distance of about 4 m.

The main area of mineralization, the DAC zone, occurs over a strike length of about 600 m. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high-grade gold mineralization, with drill intersections ranging up to 178.5 g/t Au over a drill width of 1.0 m.  The DAC zone hosts a NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 g/t Au (36,892 oz) and an inferred resource of 444,753 tonnes grading 4.46 g/t Au (63,839 oz) as calculated by W.A. Hubacheck Consultants Ltd. in 2007 (see “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Quebec” dated January 9, 2007) The DAC zone is open along strike and at depth. The occurrence of high-grade mineralization at the Darla and 20 and 21 zones to the east clearly indicates that the mineralizing system occurs across a significant portion of the property.

The Phase 1 program was completed on December 22, 2009 and consisted of 5,600 m of drilling in 14 holes.

Results from the Phase I drilling program were very positive as they validated the deposit model and confirm continuity of gold mineralization between previous wide-spaced holes.  Each of the holes targeting the DAC deposit intersected gold within multiple zones of shearing, strong alteration, quartz veins containing variable amounts of sulphides. Significant gold values were obtained in 100% of the holes drilled including high grade quartz veins containing up to 44.39 g/t Au and wide mineralized shear zones including 21.0 m averaging 1.39 g/t Au and another high grade quartz veins containing up to 16.43 g/t Au over 0.5 m (0.48 oz/ton) and averaging 0.51 g/t and 49.5 m averaging 0.36 g/t Au.  Phase 1 confirmed the large size of the gold system at the DAC deposit.

The Phase 2 drilling program began January 26, 2010 and was completed in March 2010. The results from the Phase I and Phase II programs are incorporated into the extensive data base available for the Destiny project for the next stage of work, which may include diamond drilling. Drilling at the DAC Deposit continued to intersect multiple gold zones with high grade values over significant widths including DES10-137 which intersected 20.85 g/t Au over 1.1m within a vein zone that averages 8.46 g/t over 3.0m. This same hole intersected another gold zone containing 12.0 g/t Au over 0.5 m within a quartz-veined shear zone averaging 1.16 g/t Au over 6.6 m and a massive sulphide lens assaying 6.4% Zn over 1.0 m.

DES10-137 intersected a one metre-wide zone of zinc-rich massive sulphides that is believed to be part of the same sulphide horizon from which base metal values were reported. Company believes that the base metals are indications of an earlier copper-zinc-gold massive sulphide system that has been subsequently overprinted by the gold enriched shear zones that are host to the DAC Deposit.

Table of Significant Gold Assays

Hole Number	From (m)	To (m)	With (m) *downhole	Au (g/t)
DES09-128	315.0 458.1	318.6 458.6	3.6 0.5	1.37 2.99
DES09-129	257.7 308.8 407.0	266.0 316.3 407.5	8.3 7.5 0.5	1.10 0.78 16.43
Hole Number	From (m)	To (m)	With (m) *downhole	Au (g/t)
DES09-130	299.2 305.5 354.4	312.6 306.7 374.2	13.4 1.2 19.8	0.7 6.02 0.53
DES09-131	94.6 116.8 131.0	119.9 118.9 170.5	25.3 2.1 49.5	0.51 2.42 0.36
DES09-134 Includes	124.8 256.9 259.6 316.7	135.3 266.7 260.6 332.8	10.5 9.8 1.0 16.1	0.41 0.53 2.54 0.28
DES09-135 Includes Includes Includes Includes Includes	355.75 357.25 365.5 374.85 375.4 386.65 389.15 431.4 446.5 486.55 527.1 527.1	368.0 357.75 366.0 377.0 375.7 391.0 390.15 441.8 70.35 496.9 530.0 527.75	12.25 0.5 0.5 2.15 0.3 4.35 1.0 10.4 23.85 10.35 2.9 0.65	2.85 12.69 51.66 1.55 7.9 0.74 2.34 0.46 0.36 0.35 3.35 12.84
DES09-136 Includes	451.0 460.9	463.3 461.5	12.3 1.6	0.9 3.59
DES09-137 Includes Includes Includes	216.3 226.8 251.9 254.0 371.0 372.9	227.6 227.6 258.5 254.5 374.0 374.0	11.3 0.8 6.6 0.5 3.0 1.1	0.92 4.0 1.16 12.0 8.46 20.85
DES09-138 New Vein	22.0 91.0	44.0 92.0	22.0 1.0	0.39 2.57

*

Based on core angles and previous drilling, true widths are estimated at approximately 80 to 90% of the downhole lengths reported. Mineralized zones generally start at 0.1 g/t Au and assay averages may include minimal intervals of waste material. No top cuts of assays were used.

The results from the first 14 holes were very positive as they confirm continuity of gold mineralization between holes drilled previously, some of which were spaced from 100m to 200m apart.

The 2010 exploration program may consist of updating the resource estimate, detailed and advanced geophysical surveys and a drilling program to expand the current NI-43-101 resources.

NORTHWEST TERRITORIES, CANADA

(I)

Winter Lake

In 2007, the Company staked two separate blocks of claims, totaling 33 mineral claims of approximately 34,070 ha in the MacKay Lake area of the Northwest Territories.  These claims cover geology similar to that where GGL Resources reported nickel values in a komatiitic environment.

No exploration work was completed on the property subsequent to staking, and the claims were allowed to lapse May 4, 2009 and reverted to the Crown.

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

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued/ completed)	30,000	75,000	200,000
On or before 30 April 2009	re-negotiated	30,000	75,000	250,000
On or before 30 April 2010	re-negotiated	-	75,000	300,000
On or before 30 April 2011	re-negotiated	40,000	-	-
On or before 30 April 2012	re-negotiated	40,000	-	-
On or before 30 April 2013	re-negotiated	40,000	-	-
Total		$210,000	300,000	$750,000

By amendment dated March 30, 2009, the cash, share and advance royalty payment requirements of the Option Agreement were revised as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011		20,000	-	-
On or before 30 April 2012		20,000	-	-
On or before 30 April 2013		20,000	-	-
Total		$150,000	250,000	$-

Approximately $678,609 in expenditures have been accrued by the Nickel Plats project, thereby fulfilling all exploration expenditure requirements under the terms of the amended Option Agreement.

In 2007, the Nickel Plats project was evaluated, and a compilation was begun to understand the setting of the mineralization as well as develop an approach to test the known mineralization and other targets that were developed from the work.  Five mineral claims (7,692 hectares) were staked in the vicinity to expand to the property to include additional target areas.

A 2284 line km helicopter-borne VTEM (Versatile Time Domain Electromagnetic) geophysical survey was completed by Geotech Ltd over the Nickel Plats property in 2008, with a large number of anomalies identified, and limited re-sampling of historic drill core on the property was also completed.

N
0
4
Kilometers
N
Gochager
Lake
RESOURCE (NON-43-101)
1968: 4.26 M Tons
@0.30%Ni + 0.08%Cu
1990: 1.70 M Tons
@0.74% Ni+Cu
Saskatchewan
La Ronge
Prince
Albert
Saskatoon
Regina
La Ronge
Legend
PFN Options
PFN Staked
PACIFIC NORTH WEST
CAPITAL CORP.
PROPERTY LOCATION
MAP
0
8
16
Kilometers

Claim locations for the Nickel Plats project, Saskatchewan.

No exploration activity was undertaken on the project in 2009.  A joint venture partner is being sought to further explore the Nickel Plats project.

BRITISH COLUMBIA, CANADA

(I)

Rock & Roll Property

On July 28, 2009, the Company obtained an option from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd.), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and 37 kilometres (“km") from the Eskay Creek Mine Road in northern British Columbia. Under the terms of the Agreement, the Company can earn a 100% interest in the property over a four-year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 PFN shares.  The Vendors will retain a 2% NSR, of which 1% can be purchased for $3,000,000. The property is also subject to an underlying NSR of 3%, and an underlying net profits interest of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable in their entirety for $1,500,000 each.

The Rock & Roll Property hosts precious metals rich in volcanogenic massive sulphide (VMS) mineralization in a volcano-sedimentary host rock package of Triassic age. As such, the mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold’s past producing Eskay Creek mine.  Known mineralization on the Rock & Roll Property occurs in multiple stacked sulphide lenses in two zones, the Black Dog and SRV zones, over a strike length of approximately 950 m.  A total of approximately 14,000 m of core drilling in 110 drill holes was completed on the property from 1991 to 1997. Only six drill holes tested the host stratigraphy outside of the known mineralization, but at least 5 km of strike length of the prospective lithologies is present on the Property. Historic drilling has tested the known mineralization down to depths of only about 160 m. Thus there is the potential for additional mineralization along strike and at depth.

The Company embarked on an ambitious 2009 work program on the Rock & Roll Property. A 350 line km AeroTem3 helicopter-borne magnetic/electromagnetic survey covering the property was completed in early August 2009 by Aeroquest Limited.

The 2009 drilling program consisted of a total of 540 m of core drilling completed in five holes. The first four holes were designed to test gaps in the historic drilling on the Black Dog Zone in order to establish the degree of continuity of the mineralization and to confirm the historic geological model. Each of the infill drill holes encountered the target mineralization, confirming the continuity of the sulphide lenses and the validity of previous geological interpretations. The table below illustrates selected assay results for the 2009 Rock & Roll drill program. (Au and Ag in g/t. Cu, Pb and Zn in percent (%).

Hole Number	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	Cu %	Pb%	Zn%
RR09-105	76.03	77.9	1.87	0.78	84.6	0.24	0.21	0.89
including	76.77	77.9	1.13	1.14	120.4	0.32	0.30	1.23
RR09-106	62.26	64.3	2.04	0.40	72.2	0.27	0.24	1.63
including	62.26	63.01	0.75	0.90	177.7	0.60	0.63	4.23
RR09-107	39.32	58.73	19.41	0.53	57.9	0.19	0.24	0.91
including	39.32	42.46	3.14	1.31	296.2	0.46	1.25	3.99
RR09-108	46.88	85.59	38.71	0.28	18.3	0.13	0.05	0.72
including	62.74	75.71	12.97	0.40	28.0	0.21	0.06	1.07
RR09-109	No Significant Assays
*Interval represents apparent thickness not true thickness

The final drill hole of the program tested a strong electromagnetic anomaly that may represent the westward continuation of the Black Dog Zone. Drilling at this location failed to return any significant assays.

Further investigations are required to test for a westward extension of the main zones of mineralization.

The 2009 work program on the property was also designed to provide an initial evaluation of the validity of historic assay data. A total of twenty one samples from five different historic drill holes were obtained for comparison with the original assays. In most cases the samples were taken from the same core interval as the original samples. Overall historic assay results have been confirmed, and the Company can now embark on a systematic re-sampling of historic core to provide a statistical comparison of the historic assay data with modern data. This study will provide part of the basis for updating the historic resource to NI 43-101 compliance.

A 2010 exploration program will consist of:

1.

Historic core re-sampling program to allow re-calculation of the mineral resource on the property.

2.

Field program of geological mapping, prospecting and targeted soil sampling and, possibly, trenching.

ALASKA, USA

(I)

Union Bay Platinum Property

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
Tolstoi Bay
Thorne Bay
Black Bear Creek

FIGURE 1: Location map for the Union Bay PGE prospect, Craig C1 and D1 quadrangles, Alaska

Claims location for the Union Bay property, Alaska.

By agreement dated October 1, 2002 and amended April 2, 2003 and February 4, 2004, the Company could acquire, from Freegold, a company that previously had certain directors and officers in common, an option to earn up to a 70% interest in the property.

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

By Memorandum of Agreement dated May 4, 2007 Freegold and the Company confirmed their 50:50 interest in the property, with the Company as Project Operator.

No programs were carried out during the past year and Freegold and the Company are seeking a joint venture partner to further develop this project.

(II)

Kane Property, Alaska

On June 6, 2007, the Company entered into an option agreement with Stillwater whereby Stillwater could earn 50% of the first selected property by spending US$3.5 million and US$4.0 million on each subsequent selected property by December 31, 2011.  In March 2008, Stillwater elected not to continue with exploration on the property in order to evaluate new ground in southeast Alaska.

The Company continues to maintain the Kane property’s mineral claims and a joint venture partner is being sought to further explore the property.

(IV)

Goodnews Bay Property

By agreement dated January 1, 2006, the Company has an option to acquire up to 100% interest in a long-term exploration and mining lease from Calista, which encompasses an area of 212 km2 in the Goodnews Bay area. Previous placer operations in the streams draining the project area produced approximately 650,000 troy ounces of Pt. The Company began an exploration program on the Goodnews Bay property with the goal of identifying the lode source of the placer deposits.

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

The Company expended the required US$450,000 – 2006 and 2007 exploration expenditures.

The Company would have until December 1st of each year the lease is in effect to commit to the following year's exploration expenditures.

After the Company completed US$1.95 million expenditures on the property, it would have a grace period of two years without obligation to perform additional work commitments, after which it would be required to expend a minimum of US$700,000 per annum, until completion of a feasibility study.

Upon completion of a feasibility study, the Company would have no further work obligations for a subsequent period of four years in addition to the time remaining in the grace period of two years. After five years, the Company would continue to make cash payments of US$100,000 until such time as completion of the feasibility study. Upon completion of a feasibility study and until such time as the commencement of commercial production, the Company would make cash payments of US$250,000 per annum.  In addition, the Company would donate US$3,000 (paid in current year) to the Calista Corporation Scholarship Fund each year the lease is in effect, until such time as completion of a feasibility study, at which time the donation would increase to US$5,000 per year. Following commencement of commercial production, the Company would provide US$10,000 per annum to the scholarship fund.

The Company would pay 1.5% NSR to Calista or US$100,000 per annum, whichever is the greater, from the commencement of commercial production for a period of five years or until payback of all capital expenditure on the project, whichever is shorter; thereafter the royalty would be tied to the price of platinum. Upon receipt of the feasibility study, Calista would have 180 days in which to elect to acquire up to 15%, but in no event less than a 5% operating interest in the project. If Calista elected to acquire an operating interest, Calista would pay the joint venture an initial contribution of 200% of the agreed-upon pro-rata portion of exploration costs incurred by the Company, minus anniversary cash payments and scholarship contributions paid to Calista.

On February 7,  2007 the Company entered into a Letter of Agreement (the “Letter Agreement’) with Stillwater Mining Company (“Stillwater”) pertaining to ongoing exploration on the property. Under the terms of the Letter Agreement, Stillwater would spend US$4 million to earn 50% of the property by December 31, 2010.  In a second agreement dated February 26, 2007, PFN and Calista entered into an option/joint venture agreement with Stillwater, granting them the right to acquire up to 60% of the Company’s interest in the property by incurring an additional US$8 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurred first.  Stillwater could increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years.

The Company was the project manager during the option period, as defined in the Letter Agreement and received a management fee.

The property is located on the west coast of Alaska, south of Kuskokwin Bay on the Bering Sea, approximately 885 km south-southwest of Anchorage.  The project is located near year round ice free tide water and the village of Platinum, which has a public airstrip.  The mining lease encompasses an area of interest comprising about 212 km2.

Location of the Goodnews Bay project, Alaska

The exploration programs conducted on the Goodnews Bay project culminated with the completion of a seven-hole, 1706 m drill program completed over the summer field season of 2008. The drill program targeted Pt mineralization at the Last Chance showing, and at the Susie West soil geochemical anomaly.

No significant mineralization was identified, and the exploration agreement with Stillwater and Calista were terminated on November 21, 2008.

(IV)

Tonsina Property

The Tonsina property, presently defined, consists of 46 State of Alaska mining claims, known as the “Marc” claims 1-46 (ADL Nos. 610060 – 610105; which were staked in June 2006.  These claims comprise a contiguous group of State of Alaska ¼ section claims covering approximately 29.78 sq. kilometers (744.62 hectares, or 7,360 acres), herein referred to as the “Tonsina property”.  The claims are owned 100% by Pacific North West Capital.

The property is located in the Valdez quadrangle in southeast Alaska on state select land, located approximately 6 km south of the village of Tonsina and 110 km north of Valdez.  The property covers prospective PGM mineralization within the Tonsina ultramafic intrusive complex.   Access is relatively good with bush roads 6 km north to the Richardson Highway which connects Anchorage to Fairbanks.  Helicopters are still required to reach the higher elevations.

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
Duke Island
Union Bay
Goodnews Bay

FIGURE 1: Location of Pacific North West Capital's PGE prospects in Alaska. Data from Avalon Development, 2006.

The 2007 exploration program identified significant PGM anomalies associated with a sulphide and chromite enriched layer in the Tonsina Ultramafic Complex. An induced polarization survey designed to test the extent of the mineralization was completed in the summer of 2008, and was followed by a ground magnetic survey and surface channel sampling. The results suggest that the zone of sulphide mineralization is continuous over a 300 m strike length.  Future work will focus on determining the total strike extent of this zone, and identifying the best locations for drill testing of the mineralization.

A joint venture partner is being sought to further explore the project.

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

The Company paid US$100,000 upon signing the agreement dated 9 December 2008. The Company exercised the option by agreeing to pay a further US$400,000 of which US$100,000 was paid February 12, 2009, and the balance was paid in three equal installments on May 1, 2009, July 1, 2009 and September 1, 2009.

In June 2009, the Company granted Fire River Gold Corp. (“FAU”) an option to acquire all of the outstanding shares of MCR. FAU paid PFN US$50,000 on signing of the agreement. The sale of MCR to FAU was approved by PFN shareholders in August 2009. The shareholders of FAU approved the purchase of MCR in September 2009.  FAU exercised the option by making further payments totaling US$450,000 and issuing a total of US$2.5 million in FAU shares at a deemed price of $0.45 per share for a total of 6,415,000 shares to the Company. Based on FAU’s share structure as at April 30, 2010, the Company’s ownership interest in FAU is approximately 12.69%.

FAU issued to the Company 1,000,000 share purchase warrants entitling the Company to purchase 1,000,000 shares at an exercise price of $0.50 for a period of twenty-four months from the date of closing. FAU reimbursed all expenses incurred by the Company from May 1, 2009 until the finalization of this transaction for a total CDN$773,766.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The following discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements and related notes thereto included herein. The Company’s audited consolidated financial statements have been prepared in accordance with Canadian GAAP.  Reference should be made to Note 16 of the audited consolidated financial statements for a discussion of the material differences from the amounts presented in Canadian GAAP to US GAAP.

Twelve Months Ended April 30, 2010 Compared to Twelve Months Ended April 30, 2009

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Pacific North West Capital Corp. for each of the three most recently completed financial years.  The information set forth below was extracted from and should be read in conjunction with the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30
	2010	2009	2008
Total revenues	59,296	$ 478,887	$ 843,972
General and administrative expenses	1,789,601	2,647,547	2,091,920
Mineral property cash costs incurred	1,487,026	1,895,727	3,602,672
Mineral property cash costs recovered	-	-	-
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(3,551,664) (0.06)	(5,274,994) (0.09)	(883,378) (0.02)
Net income (loss) from discontinued operation ➢ In total ➢ Basic and diluted loss per share	2,780,645 0.04	(79,472) (0.00)	- -
Totals assets	11,353,054	15,095,336	17,087,029
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Results of operations

The year ended April  30, 2010 resulted in loss from continuing operation of $3,551,664 which compares with a loss of $5,274,994, for the same period in 2009. General and administrative expenses for the year ended April 30, 2010 were $1,789,601, a decrease of $857,946 over the same period in 2009. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $263,840 for the year ended  April 30, 2010 compared to $305,376 for the same period of 2009. Salaries and benefits decreased by $81,706 for a total of $187,032 compared to $268,738 in the previous year. An aggregate stock-based compensation of $308,435 was recorded as compared to $731,877 in the previous year. Stock-based compensation is broken down on the income statement according to the applicable expense category. Consulting fees for the year were $370,635 compared to $438,039 in the previous year. Travel and lodging costs of $49,310 were incurred during the year compared to $270,832 of the same period in 2009. All other general and administrative costs were relatively the same compared to the previous year. Interest and other income was $52,616, compared to $222,252 in the previous year. $314,026 unrealized gain on investment portfolio as a result of the fair value presentation required in the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855.

During the year ended April 30, 2010, the Company incurred mineral property cash costs of $1,487,026.  The Company acquired the Rock & Roll property in British Columbia for acquisition costs of $14,500 and incurred exploration costs of $437,175 during the year.  Also, the Company acquired the Destiny Gold property in Québec for acquisition costs of $43,454 and incurred $914,795 in exploration costs.  In September 2009, the Company sold some of the East Sudbury claims in Ontario to Trueclaim Exploration Inc. for a 1.5% NSR and 50,000 shares valued at $7,500.  Exploration costs of $33,204 were incurred on the Fiedmont property in Québec and cumulative costs of $236,889 were written off due to terminating the option agreement.  Alaska exploration costs incurred on the Reconnaissance properties include the Kane, Tonsina and SE Alaska totaled $14,826 for cumulative expenditures of $508,084.  Engineering, geological consulting and property fees of $16,624 were incurred on the Union Bay property, Alaska, for cumulative expenditures of $245,906.  The joint venture agreements related to the West Timmins Nickel (Ontario) and the SOQUEM Taureau and SOQUEM Chenneville mineral properties (Québec) were terminated and written off during the current year.  In addition, the Company has no further plans to pursue the Coldwell Project and the Swayze Joint Venture (Ontario) nor the Winter Lake mineral properties (Northwest Territories) and subsequently recorded a write-off on these properties.

Critical accounting estimates

A detailed summary of all of the Company’s significant accounting policies is included in Note 1 of the audited consolidated financial statements for the year ended April 30, 2010.

Significant estimates used in the preparation of these audited consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

Business Combination

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”. This section requires that all assets and liabilities of an acquired business will be recorded at fair value at acquisition.  Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after 1 January 2011.  The early adoption of this standard did not have a significant impact on the Company’s audited consolidated financial statements.

Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” and Section 1602, “Non-Controlling Interests”.  Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011. The early adoption of this standard did not have a significant impact on the Company’s audited consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard did not have a significant impact on the Company’s audited consolidated financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC abstract 174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs.  The guidance is applicable to fiscal periods ending after the issuance date. The adoption of this standard did not have a significant impact on the Company’s audited consolidated financial statements.

Goodwill and other intangible assets

Effective May 1, 2009, the Company adopted CICA Handbook Section 3064 “Goodwill and Other Intangible Assets”. The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.

Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Financial Instrument Standards

Effective May 1, 2009, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”).  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Effective May 1, 2009, the Company adopted the new CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, “Hedges”.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other Comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after  January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.  The Company has developed the framework of a plan for IFRS convergence and has started the implementation process.  Detailed analysis of the differences between IFRS and the Company’s accounting policies and assessment of the various alternatives for first time adoption of IFRS are in progress.  Management’s assessment to date indicates that there will be revisions to the Company’s disclosures on adoption of IFRS, but there will be no major financial impact or accounting policy or procedural changes.  However, it is recognized that the IFRS requirements, in particular related to the mining industry, are evolving, and such changes may alter this preliminary assessment.

Auditors

James Stafford Inc., Chartered Accountants, was appointed as the auditors of the Company by the Board of Directors (the “Board”) effective January 25, 2008.  At the Company’s annual meeting held in August 2009, James Stafford Inc., Chartered Accounts were re-appointed as the auditors of the Company by the shareholders.

Outstanding Share Data

The Company is authorized to issue unlimited common shares without par value.  As at April 30, 2010, there were 67,543,008 outstanding common shares compared to 61,858,008 outstanding common shares at April 30, 2009.

Directors, officers, employees and consultants are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below:

Number outstanding 30 April 2010	Granted	Exercised	Expired	Cancelled	Number outstanding 30 April 2010	Exercise price per share	Expiry date
1,260,000	-	-	517,000	25,000	718,000	$0.25	5 November 2014
412,000		-	-	412,000	-	$0.83	28 February 2010
355,000	-	-	-	-	355,000	$0.60	3 May 2010
100,000	-	-	-	-	100,000	$0.40	3 February 2011
82,500	-	-	-	-	82,500	$0.40	19 April 2011
50,000	-	-	-	-	50,000	$0.50	8 May 2011
20,000	-	-	-	-	20,000	$0.50	19 May 2011
150,000	-	-	-	-	150,000	$0.25	14 February 2017
720,000	-	-	-	40,000	680,000	$0.25	18 May 2017
280,000	-	-	-	50,000	230,000	$0.25	11 October 2017
130,000	-	-	-	-	130,000	$0.25	29 October 2017
85,000	-	-	-	85,000	-	$0.50	14 November 2012

Number outstanding 30 April 2010	Granted	Exercised	Expired	Cancelled	Number outstanding 30 April 2010	Exercise price per share	Expiry date
1,040,000	-	-	-	130,000	910,000	$0.60	22 February 2013
100,000	-	-	-	-	100,000	$0.50	11 June 2013
600,000	-	-	-	600,000	-	$0.50	13 / 15 August 2013
1,325,000	-	-	-	345,000	980,000	$0.25	22 April 2014
-	125,000	-	-	-	125,000	$0.25	15 July 2014
-	150,000	-	-	-	150,000	$0.25	04 June 2015
-	150,000	-	-	-	150,000	$0.40	04 June 2015
-	150,000	-	-	-	150,000	$0.25	05 January 2015
-	150,000	-	-	-	150,000	$0.50	05 January 2015
-	100,000	-	-	-	100,000	$0.25	05 January 2015
-	100,000	-	-	-	100,000	$0.50	05 January 2015
6,709,500	925,000	-	517,000	1,687,000	5,430,500

Performance Shares

Of the total of 2,697,990 performance shares reserved for issuance and exercisable at $0.01 per share, 750,000 performance shares have been issued as at April 30, 2010; during the year ended April 30, 2010, 300,000 performance shares were authorized for issuance to the new Vice President of Engineering and 200,000 performance shares were issued to former Vice-President of Business Development and former Vice-President of Exploration. 1,647,990 remain available for issuance.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

Compensation Options

On December 30, 2009, 315,000 compensation options were issued as finder’s fees in connection with the non-brokered private placement of 5,360,000 units.  Each compensation option entitles the holder thereof to acquire one unit at a price of $0.20 per unit until December 30, 2011.  Each unit consists of one common share of the Company and one-half of one warrant, with each whole warrant entitling the holder thereof to acquire an additional common share at a price of $0.35 until December 30, 2010 and at a price of $0.45 until December 30, 2011.

Related party transactions

During the year ended April 30, 2010, the following related party transactions took place:

a)

During the year, management fees of $189,698 (2009 - $214,972, 2008 - $128,807) were paid to a company controlled by a director and Chairman.

b)

During the year, consulting fees of $3,916 (2009 - $135,000, 2008 - $Nil) were paid to a company controlled by the former Vice President of Business Development.

c)

During the year, engineering and consulting fees of $Nil (2009 - $61,807, 2008 - $Nil) were paid to the former Vice President of Exploration.

d)

During the year, engineering and consulting fees of $Nil (2009 - $123,641, 2008 - $115,184) were paid to a company controlled by the former Vice President of Project Development.

e)

During the year, engineering and consulting fees of $86,451 (2009 - $Nil, 2008 - $Nil) were paid to the Vice President of Engineering.

f)

During the year, consulting fees of $16,000 (2009 - $26,125, 2008 - $61,875) were paid to a consultant of the Company.

g)

During the year, consulting fees of $2,979 (2009 - $Nil, 2008 - $30,973) were paid to the former Corporate Secretary.

h)

During the year, consulting fees of $8,663 (2009 - $63,076, 2008 - $92,400) were paid to a company controlled by a director.

i)

During the year, consulting fees of $12,890 (2009 - $Nil, 2008 - $Nil) were paid to a director and Corporate Secretary.

j)

During the year, consulting fees of $38,983 (2009 - $Nil, 2008 - $Nil) were paid to a company controlled by the Vice President of Exploration.

k)

During the year, management fees of $6,680 (2009 - $12,176, 2008 - $16,353) were received from the River Valley Joint Venture (Note 6c).

l)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $29,000 (2009 - $25,750, 2008 - $45,000) was paid/accrued to directors.

m)

Included in accounts payable and accrued liabilities as at 30 April 2010 is $1,691 (2009 - $2,500) payable to the related parties.

n)

Included in prepaid expenses, advances and deposits as at 30 April 2010 is $500 (2009 - $2,446) receivable from the related parties.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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

Based on this evaluation, management has concluded that as of April 30, 2010, the internal controls over financial reporting was effective.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Changes in internal control over financial reporting

During the Company’s most recently completed financial year ended April 30, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table summarizes selected financial data for the Company for each of the three most recently completed financial years.  The information set forth below was extracted from and should be read in conjunction with the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes:

	Years Ended April 30
	2009	2008	2007
Total revenues	$478,887	$843,972	$196,510
General and administrative expenses	2,647,547	2,091,920	1,548,266
Mineral property cash costs incurred	1,895,727	3,602,672	834,473
Mineral property cash costs recovered	-	-	-
Net income (loss) from continuing operations ➢ In total ➢ Basic and diluted loss per share	(5,274,994) (0.09)	(883,378) (0.02)	(1,230,764) (0.03)
Totals assets	15,095,336	17,087,029	7,315,871
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Results of operations

The year ended 30 April 2009 resulted in a net loss of $5,354,466 which compares with a loss of $883,378 for the same period in 2008.  General and administrative expenses for the year ended 30 April 2009 were $2,647,547, an increase of $2,091,920 over the same period in 2008.  Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $305,376 for the year ended 30 April 2009 compared to $459,807 for the same period of 2008, a decrease of $154,431.  Salaries and benefits increased by $51,758 for a total of $268,738 compared to $216,980 in the previous year due to the fact that wages of the Chief Financial Officer and Corporate Secretary are included in this period and not in last year’s.  An aggregate stock-based compensation of $731,877 was recorded as compared to $259,900 in the previous year.  Stock-based compensation is broken down on the income statement according to the applicable expense category. Consulting fees for the period were $438,039 compared to $317,600 in the previous year, an increase of $120,439 as several new projects were acquired in the previous year and some option agreements have been terminated in the current period. Travel and lodging costs of $270,832 were incurred during the year compared to $197,051 of the same period in 2008; an increase of $73,781 was due to cutting back in attendance of trade shows.  All other general and administrative costs were lower compared to the previous year as no equity financing was made in the current period.  Interest and other income was $222,252, compared to $314,082 in the previous year. $147,839 gain on sale of investment available-for-sale was the result of the sale of 305,188 shares of Freegold held as an investment available-for-sale and $743,866 unrealized loss on investment portfolio as a result of the fair value presentation required in the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855.

During the year ended 30 April 2009, the Company incurred mineral property cash costs of $1,895,727.  An exploration program on the West Timmins Nickel Project cost $37,970 for cumulative expenditures of $3,131,937. Coldwell Project exploration cost $113,695 for a total of $992,786. Swayze Joint Venture Project acquisition and exploration cost $190,436 was incurred. $150,800 in project exploration costs were incurred in the East Sudbury and Marathon area. $227,939, was incurred with SOQUEM on the Quebec properties, $74,278 was incurred on the Glitter Lake Project. Staking cost of $42,500 and exploration cost of $161,186 were incurred in the Fiedmont Property in its initial year.  $1,059,592 project exploration cost was incurred on Goodnews Bay Alaskan project while $1,135,000 cash was received from Stillwater.

Critical accounting estimates

A detailed summary of all of the Company’s significant accounting policies is included in Note 1 to the audited consolidated financial statements for the year ended April 30, 2009.

Significant estimates used in the preparation of these audited consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

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

The following table summarizes selected financial data for the Company for each of the three most recently completed financial years.  The information set forth below was extracted from and should be read in conjunction with the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

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

During the year ended April 30, 2008, the Company incurred mineral property cash costs of $3,602,672.  An exploration program on the mineral property option agreement with Xstrata Nickel in the Timmins area of Ontario cost $1,288,001 for cumulative expenditures of $3,093,967.  Coldwell Project staking cost $223,761 and exploration cost $655,330 for a total of $879,091.  $145,555 was incurred to stake certain mineral claims in the East Sudbury Marathon area of Ontario.  A further $167,581, was incurred with SOQUEM on the Quebec properties, $605,287 was incurred on the Goodnews Bay Alaskan project while $500,000 cash was received from Stillwater.  Alaska Reconnaissance properties include Kane, Tonsina and SE Alaska totalled to $414,385 with this amount being funded by Stillwater, received cash of $500,000.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $459,807 for the year ended April 30, 2008, the Company increased public awareness of its projects in Europe and the United States.

Critical accounting estimates

A detailed summary of all of the Company’s significant accounting policies is included in Note 1 of the audited consolidated financial statements for the year ended April 30, 2008.

Significant estimates used in the preparation of these audited consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

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

Auditors

James Stafford Inc., Chartered Accountants, were appointed as the auditors of the Company by the Board of Directors (the “Board”) effective January 25, 2008, following the voluntary resignation of PricewaterhouseCoopers LLP.  All notices required by National Instrument 51-102 were filed on SEDAR on February 4, 2008 and were attached as Exhibit 4 to the Company’s Form 20-F Annual Report filed for the year ended April 30, 2010.

There were no reservations contained in the auditor’s reports on the annual consolidated financial statements of the Company prepared by PricewaterhouseCoopers LLP, in the two fiscal years prior to their resignation, and in the opinion of the Company, no reportable events occurred between PricewaterhouseCoopers LLP, and the Company.

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

Twelve Months Ended April 30, 2010 Compared to Twelve Months Ended April 30, 2009

During the year ended 30 April 2010, the Company’s working capital, defined as current assets less current liabilities, was $7,249,616 compared with working capital of $5,418,885 at 30 April 2009.  Flow-through funds of $567,771 must be spent before 31 December 2010 on qualified Canadian mineral exploration and are included in working capital.

The Company has total issued and outstanding of 67,543,008 shares at 30 April 2010.

The Company has a portfolio of investments with a book value of $3,182,373 and a market value of $2,741,694 as at 30 April 2010.

Outlook

The Company currently has a joint venture agreement whereby Kaymin Resources Limited (Anglo Platinum) is earning an interest in the Company’s River Valley project by carrying all costs and making exploration expenditures.

The Company ended 30 April 2010 with a strong cash position that will enable it to continue its own acquisition and exploration effects in North America and other jurisdictions.

The Company expects to complete new property acquisitions in the upcoming months.  Several producing or near production properties with significant exploration potential are being evaluated, as are several drill-stage projects.

Twelve Months Ended April 30, 2009 Compared to Twelve Months Ended April 30, 2008

At 30 April 2009, the Company’s working capital, defined as current assets less current liabilities, was $5,418,885 compared with working capital of $10,088,901 at 30 April 2008.  Flow-through funds of $1,125,083 must be spent before 31 December 2009 on qualified Canadian mineral exploration, and are included in working capital.

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

The Company has total issued and outstanding of 61,658,008 common shares at April 30, 2008.  During the year, $845,679 was used to purchase common shares in several public companies.  The Company has a portfolio of investments with a book value of $946,782 and a market value of $935,636 as at April 30, 2008.  The main investments consist of 385,688 common shares of Freegold Ventures Limited, 196,600 common shares of CanAlaska Uranium Ltd. and 174,500 common shares of El Niño Ventures Inc. that previously had certain directors in common.  These amounts are included in the above working capital.

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

F.

Tabular Disclosure of Contractual Obligations

Contractual commitments

Contractual Obligations(1)		Payments Due By Period
	Total	Less than 1 yr	1-3 yrs	3-5 yrs	More than 5 yrs
Management Agreement (2)	571,899	181,411	390,488	-	-
Office Lease	278,616	175,968	102,648	-	-
Total	$850,515	$357,379	$493,136	-	-

1)

No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.

2)

By agreement effective December 1, 2005 (“original agreement”)  as amended December 1, 2008, the Company entered into a five-year management agreement with a Company controlled by a director and Chairman.  Compensation is $14,104 per month for the first year, with a 5% increase on each anniversary date (which increase was waived under the original agreement until 1 December 2009) plus benefits.  The Chairman and director is also entitled to receive up to 20% of the stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years’ compensation.

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

Name, Province and Country of Residence	Position in the Company	Period(s) as a Director of the Company
Harry Barr Vancouver, BC Canada	Director, President, CEO	since 1996
Linda Holmes Summerland, BC Canada	Director & Corporate Secretary	since 2007
Dennis Hop Calgary, AB Canada	Director	since 2007
John Londry Stittsville, ON Canada	Director	since 2009
Jordan Point Vancouver, BC Canada	Director	since 2007
Robert Guanzon Richmond, BC Canada	Chief Financial Officer	N/A
Richard Goodwin Surrey, BC Canada	Vice President, Engineering	since 2009

Additional details including principal occupation for the past five years of the above directors and executive officers are as follows:

Harry Barr – President, Chairman, CEO and Director

Mr. Barr has been involved in the mining industry for over 25 years and has an extensive background in business management, corporate finance, and marketing.  Mr. Barr is currently President and Director of Fire River Gold Corp. (1997 – present); CEO of Fire River Gold Corp. (2007 – present); President, CEO, Chairman and director of Next Gen Metals Inc. (September 2009 to present); Director, Chairman and Acting CEO of El Niño Ventures Inc. (September 2009).  He previously served as Chairman & COO of CanAlaska Uranium Ltd. (2004- 2007); Director of CanAlaska (1985-2007); Chairman of Freegold Ventures Limited (1999-2007); Director of Freegold Ventures Limited (1985–2007); CEO of El Niño Ventures Inc. (2003 – 2007); Chairman of El Niño Ventures Inc. (2006-2007); and Director of El Niño Ventures Inc. (1999–2007).

Dennis Hop - Director

Mr. Hop is a Certified Financial Planner (CFP) and has been involved in this specialty area since 1982.  He is President of Hop Estate Planning Partners Ltd., a company specializing in creating consolidated financial and estate plans for high net worth families and private business owners.  He was a director of Breaker Energy Ltd. (2004 – 2009).

Jordan Point - Director

Mr. Point has been Chairman of the Finance Committee of the Musqueam Indian Band for the past 14 years developing and monitoring the annual budget for 32 programs with a budget of $11 million.  From 1998 - to July 2010,  Mr. Point also was a senior Program Manager with the Canadian Federal Government in Fisheries and Oceans, focused on Aboriginal Affairs, leading negotiations on annual allocations for salmon, and financial contribution agreements with First Nation Bands with assignments to the litigation case management unit/civil litigation and judicial reviews for the Pacific Region.  Since July 2010, Mr. Point has been the Project Manager for the Pacific Gateway Initiative, a provincially-led infrastructure project in Greater Vancouver, British Columbia.

Linda Holmes – Director and Corporate Secretary

Ms. Holmes has been a Canadian and US securities compliance consultant to public companies, and companies desiring to go public, since 1994, and has been involved in the mineral resource industry for over 25 years.  She has been a director and/or officer of, and/or consultant to, numerous public companies including:  IGC Resources Inc. (director: July 2003 – August 2009; Corporate Secretary: July 2000 – August 2009); Copper Mesa Mining Corporation (formerly Ascendant Copper Corporation) (director: September 2005 - May 2007); Corporate Secretary and manager of compliance: December 2005 – May 2009); ProDigital Film Studios Inc. (Corporate Secretary: September 2004 - September 2005); and Global Precision Medical Inc. (Corporate Secretary: August 2002 - September 2005).  Ms. Holmes is currently a director (since September 2007) and Corporate Secretary (since December 2009) of Pacific North West Capital Corp.; a director (since November 2007) of Fire River Gold Corp.; a director (since August 2009) and Corporate Secretary (since September 2009) of Next Gen Metals Inc.; and a director of El Niño Ventures Inc. (since May 2010).

John Londry – Vice President, Exploration

Mr. Londry received his BSc and MSc degrees in Geology from the University of Windsor.  For over 35 years he has been active in the mineral exploration and mining industry. Mr. Londry’s considerable experience encompasses both grass roots and advanced stage exploration projects throughout Canada, the United States and South America.  He has held senior positions with Camflo, Noranda Exploration, Hemlo Gold Mines and Battle Mountain Gold.  Mr. Londry has served as a director (2009 – present) and as the Vice President of Exploration (2004 – 2008) of Pacific North West Capital Corp.

Richard Goodwin – Vice President, Engineering

Mr. Goodwin, P.Eng., has over 25 years experience in underground mine operations, engineering consulting and corporate management. He held a variety of mining and geotechnical engineering positions over ten years at the Myra Falls Operations of Westmin Resources Ltd. In1995 he became a consulting mining engineer, first with MRDI Canada as a Principal Engineer and later with Snowden MIC, where he managed Snowden’s steady growth in Canada.  Mr. Goodwin then went on to manage the development, test mining and completion of feasibility studies as Vice President, Mining, for Yukon Zinc Corporation’s Wolverine zinc-silver project. Mr. Goodwin then managed a $300 M project for the construction of a 2000 tonne-per-day polymetallic mine as Chief Operating Officer & VP, Mining, for Redcorp Resources Ltd.

Robert Guanzon – Chief Financial Officer

Mr. Robert Guanzon is currently the Chief Financial Officer of Pacific North West Capital Corp. (2008 – present) and of Fire River Gold Corp (2009 to present).  Prior to his appointment, Mr. Guanzon was the accountant for the Company (2007 – 2008).  He was the accountant of RG properties Ltd. (1999 – 2007).  Mr. Guanzon brings extensive experience to the Board in dealing in financial matters and corporate strategy.

B.

Compensation

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year.

Chief Financial Officer (“CFO”) means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year.

Named Executive Officer (“NEO”) means each of the following individuals:

(a)

a CEO;

(b)

a CFO;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 – Statement of Executive Compensation, for that financial year; and

(d)

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

COMPENSATION DISCUSSION & ANALYSIS

The Company’s executive compensation program is administered by the Company’s compensation committee (the “Compensation Committee”).  As at April 30, 2010, the Compensation Committee was comprised of three directors: Dennis Hop (Chairman of the Compensation Committee), Jordan Point and Linda Holmes.

The primary purpose of the Compensation Committee is to recommend levels of executive compensation that are competitive in order to attract, motivate and retain highly skilled and experienced executive officers, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The Compensation Committee does not have a formal compensation program with set benchmarks; however, the Compensation Committee does have an informal program which seeks to reward an executive officer’s current and future expected performance and the achievements of corporate milestones and align the interests of executive officers with the interests of the Company’s shareholders.

The compensation awarded to, earned by, paid to or payable to each of the NEOs for the most recently completed financial year is set out under the heading, “Summary Compensation Table” under “Elements of Executive Compensation” below.

Compensation Review Process

The Compensation Committee periodically reviews the compensation paid to each executive officer, including the NEOs and then submits its recommendations to the Company’s board of directors (the “Board”) with respect to basic salary, any bonus and stock option grants.

In determining the compensation of NEOs, the Compensation Committee considers the following goals and objectives of the Company which are:

•

to attract and retain qualified and experienced executives in today’s market place;

•

to encourage and reward outstanding performance by those people who are in the best position to enhance the Company’s near-term results and long-term prospects; and

•

to ensure the compensation paid is competitive with the current market.

Assessment of Individual Performance

Individual performance in connection with the achievement of corporate milestones and objectives is reviewed by the Compensation Committee for all executive officers. While awards are generally tied to performance against quantitative objectives, consideration is also given to an individual’s qualitative contribution to the Company. For example, the Compensation Committee will evaluate the individual’s leadership skills, commitment to the Company’s shareholders, innovation and teamwork.

As the Company has a small team of executive officers, a high degree of commitment and performance is required from each individual to achieve corporate milestones and objectives. This high degree of commitment and performance was demonstrated during the fiscal year ended 2010 by each executive officer with the following accomplishments:

•

each executive officer’s consistent and focused leadership, evidenced during challenging times;

•

each executive officer’s leadership in strengthening the Company’s ability to manage risk; and

•

each executive officer’s role in the enhancement of the Company’s profile in the public marketplace.

The Compensation Committee, when determining cash compensation to the President and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as President and CEO, as well as personal risks and contributions to the Company’s success.  The President and CEO receives a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey has been completed by the Compensation Committee or the Board in making such a determination.

Elements of Executive Compensation

There are three main elements of direct compensation, namely base salary, bonuses and equity participation through the Company’s stock option plans.

Base Salary

Base salary is the principal component of an executive officer’s compensation package. The Compensation Committee reviewed salary levels of similar companies in the industry and obtained an informal survey on overall salaries of mineral exploration companies. The Compensation Committee also considers the executive officer’s performance and levels of responsibility and importance to the Company.

The contractual arrangements with the NEOs are set forth in detail under the heading “Summary of Compensation” under “Narrative Discussion” below.

Bonuses

The Compensation Committee reviews on a discretionary basis bonuses to be paid by the Company to NEOs in each financial year.  The CEO recommends bonuses to be paid by the Company to other eligible employees and consultants.  During the year ended April 30, 2010, Mr. Barr, the President and CEO of the Company, received a bonus in the amount of $16,925.  This bonus was attributed to the considerable increase in the amount of time spent by Mr. Barr in conducting the business of the Company.

Equity Participation through Stock Option Plans

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

Option-based awards

Please see “Equity Participation through the Stock Option Plan” above for details of the process used by the Company in granting option-based awards to its NEOs.

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

Summary of Compensation

As at the year ended April 30, 2010, the Company had two NEOs, being: (i) Harry Barr, the President and CEO of the Company; and (ii) Robert Guanzon, the CFO of the Company.

The following table sets forth certain information respecting all compensation paid to the NEOs of the Company for each of the completed fiscal years ended on or after December 31, 2008.

Summary Compensation Table

NEO Name and Principal Position	Year Ended Apr 30	Salary (1)(2) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Harry Barr President, CEO & Director	2010 2009	172,773 127,247	Nil Nil	32,603 12,342	Nil Nil	Nil Nil	Nil Nil	36,681 (4) 106,547 (3)	242,057 246,136
Robert Guanzon CFO	2010 2009	82,500 75,000	Nil Nil	2,436 4,872	Nil Nil	Nil Nil	Nil Nil	Nil Nil	84,936 79,872

(1)

Mr. Barr’s salary is paid through CGR, pursuant to the terms of the management contract between the Company and CGR (as set forth below under the heading “Narrative Discussion”).

(2)

Mr. Guanzon’s salary is paid pursuant to a contract with the Company, as set forth below under the heading “Narrative Discussion”.

(3)

Pursuant to the terms of the management contract between the Company and CGR (as set forth below under the heading “Narrative Discussion”), during the year ended April 30, 2009, Mr. Barr received a bonus in the amount of $87,725; a benefit for the use of a leased vehicle (total lease payments of $13,936, of which approximately 40% of its use was for personal use) of $5,574; and $13,248 for disability/critical illness and life insurance.

(4)

Pursuant to the terms of the management contract between the Company and CGR, (as set forth below under the heading “Narrative Discussion”), during the year ended April 30, 2010, Mr. Barr received a bonus in the amount of $16,925; a benefit for the use of a leased vehicle (total lease payments of $12,552, of which approximately 40% of its use was for personal use) of $5,021; and $14,735 for disability/critical illness and life insurance.

The fair value of stock options is estimated on the date of grant using the Black-Scholes pricing model. The following assumptions were used in the fair value calculation:

Risk-free interest rate	3.15%
Options expected life	5 years
Expected volatility	113.98%
Expected dividend yield	Nil

Narrative Discussion

The Company’s general compensation strategy for NEO’s is discussed above under “Compensation Review Process”.

The Company has a management agreement and an employment agreement with the current NEOs as indicated below. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during the term, compensation and benefits to be provided by the Company for the services performed by the NEO.

The terms of each of the NEO’s agreements are as follows:

Harry Barr was appointed President and CEO of the Company on November 29, 1996.  Mr. Barr is indirectly paid for his services as President, CEO and general corporate and management consultant to the Company through CGR, which company entered into a management agreement with the Company dated December 1, 2005 as amended December 1, 2008.  The contract expires December 1, 2010.  Renewal of the contract is automatic for subsequent two-year periods if not otherwise terminated.  Pursuant to the terms of the agreement, CGR is paid a base fee of $14,104 per month.  CGR is entitled to receive additional bonuses, incentive fees or other compensation at the discretion of the Board.

The base fee is reviewed every anniversary date with an annual increase negotiated between the parties, notwithstanding which the base fee is subject to an automatic 5% cost of living increase annually.  In addition, the Company pays for disability/critical illness insurance and life insurance for Mr. Barr, as well as for the cost of a leased vehicle up to a maximum of $1,200 per month.  All reasonable expenses incurred by CGR on behalf of the Company will be reimbursed by the Company.

The Company may terminate the agreement at any time by paying to CGR up to a maximum of 30 months’ salary plus a buy-out of any outstanding stock options at fair market value at the time of termination.  The termination fee will be doubled in the event Mr. Barr is removed or not reappointed as an officer or Director of the Company without the consent of CGR, there is a change of control of the Board or the Company without the consent of CGR, or the agreement is terminated or repudiated by the Company without due and proper cause or otherwise not in compliance with its terms. The termination fee may be paid in whole or in part with common shares of the Company, at the election of CGR.  In the event Mr. Barr is unable to provide adequate services to the Company as a result of disability or otherwise, the Company will fund a disability plan through CGR for a period of three years at 75% of the average base and incentive fees received for the two years preceding the cessation of services.

Robert Guanzon was employed by the Company by agreement dated September 21, 2007 as an accountant.  The contract commenced on October 22, 2007 and thereafter for a one-year renewable term. Mr. Guanzon is paid directly for his services and is employed on a full-time basis.  In consideration for his services, Mr. Guanzon was paid $6,875 on a monthly basis during the year.  This employment agreement may be terminated by either party for any reason on giving no less than thirty days advance notice in writing to the other party.  Upon termination of the agreement, all monies payable to Mr. Guanzon shall be paid before the end of the termination period.  Mr. Guanzon was appointed Chief Financial Officer of the Company effective March 1, 2008.

Other than the above agreements, there is no other plan or arrangement in respect of compensation received by the NEOs.

Outstanding Share-Based Awards & Option-Based Awards

See “Securities Authorized for Issuance under Equity Compensation Plans” below for details of the Company’s stock option plan.  The following table sets forth options-based awards and share-based awards held by NEOs as at April 30, 2010.  The closing price of the Company’s shares on April 30, 2010 on the TSX was $0.13.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Harry Barr President & CEO	120,000 170,000 100,000 190,000(1) 160,000(2) 120,000(3) 170,000(3)	0.60 0.25 0.25 0.25 0.25 0.60 0.25	Feb 22, 2013 Nov 5, 2014 May 18, 2017 Apr 22, 2014 May 18, 2017 Feb 22, 2013 Nov 5, 2014	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
Robert Guanzon CFO	75,000 55,000	0.25 0.60	Apr 22, 2014 Feb 22, 2013	Nil Nil	Nil Nil	Nil Nil

(1)

These options are held by 293020 BC Ltd., a private company wholly-owned by Mr. Barr.

(2)

Of this total, 80,000 of these options are held by The Public Company Coach Inc. and 80,000 are held by CGR, both private companies wholly-owned by Mr. Barr.

(3)

These options are held by CGR.

Incentive Plan Awards – Value Vested or Earned During the Year Ended April 30, 2010

The following table sets forth the value of option-based and share-based awards vested in the year ended April 30, 2010 for the Company’s NEOs:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Harry Barr President & CEO	32,603	Nil	Nil
Robert Guanzon CFO	2,436	Nil	Nil

Narrative Discussion

The Company’s general compensation strategy for the grant of stock options to NEO’s is discussed above under “Option-Based Awards”.

The stock options granted to NEOs have been granted at an exercise price at least equal to or greater than the closing price of the Company’s common shares on the TSX as at the date of grant.  Options are typically granted for a period of five years and have a vesting period as determined by the Board.

Pension Plan Benefits

As at the year ended April 30, 2010, the Company did not maintain any defined benefit plans, defined contribution plans or deferred compensation plans.

Termination and Change of Control Benefits

As at the year ended April 30, 2010, the Company did not have any contract, agreement, plan or arrangement that provides for payments to any NEOs, executive officers or directors at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEOs’, executive officer’s or director’s responsibilities, other than with the Company’s President and CEO, Harry Barr through his wholly-owned private company, CGR, which has a termination and a change of control benefits clause.  The terms of the agreement are noted above under the heading “Summary of Compensation – Narrative Discussion”.

Director Compensation

The following table shows the compensation provided to the directors of the Company who were not NEOs for the year ended April 30, 2010.  The closing price of the Company’s shares on April 30, 2010 on the TSX was $0.13.

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Linda Holmes (1)	18,890	Nil	14,340	Nil	Nil	Nil	33,230
Dennis Hop	7,000	Nil	11,651	Nil	Nil	Nil	18,651
John Londry	8,000	Nil	10,300	Nil	Nil	Nil	18,300
Jordan Point	8,000	Nil	14,340	Nil	Nil	Nil	22,340

(1)

Of this amount, $12,890 was paid in consulting fees to Ms. Holmes, beginning on the date of her appointment as Corporate Secretary on December 4, 2009.  Beginning January 1, 2010, Ms. Holmes no longer receives separate fees as a director.

Narrative Discussion

The non-executive directors of the Company receive an annual retainer fee of $6,000, an additional $500.00 per meeting for attending directors’ meetings, and may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Outstanding Director Share-Based and Option-Based Awards

The following table sets forth share-based and option-based awards outstanding for the directors of the Company who were not NEOs for the year ended April 30, 2010.  The closing price of the Company’s shares on April 30, 2010 on the TSX was $0.13.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Linda Holmes	100,000 70,000 80,000	$0.25 $0.60 $0.25	Oct 11, 2017 Feb 22, 2013 Apr 22, 2014	Nil Nil Nil	0 0 0	Nil Nil Nil
Dennis Hop	100,000 70,000 80,000	$0.25 $0.60 $0.25	Oct 29, 2017 Feb 22, 2013 Apr 22, 2014	Nil Nil Nil	0 0 0	Nil Nil Nil
John Londry	75,000 50,000 40,000 50,000 35,000	$0.25 $0.40 $0.25 $0.60 $0.25	Nov 5, 2014 Apr 19, 2011 May 18, 2017 Feb 22, 2013 Apr 22, 2014	Nil Nil Nil Nil Nil	0 0 0 0 0	Nil Nil Nil Nil Nil
Jordan Point	100,000 70,000 80,000	$0.25 $0.60 $0.25	Oct 11, 2017 Feb 22, 2013 Apr 22, 2014	Nil Nil Nil	0 0 0	Nil Nil Nil

Incentive Plan Awards – Value Vested or Earned During the Year Ended April 30, 2010

The following table sets forth the aggregate dollar value that would have been realized by the directors of the Company who were not NEOs in the most recently completed financial year ended April 30, 2010, if the options under the option-based awards had been exercised on their respective vesting dates.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Linda Holmes	14,340	Nil	Nil
Dennis Hop	11,651	Nil	Nil
John Londry	10,300	Nil	Nil
Jordan Point	14,340	Nil	Nil

Narrative Discussion

The Company’s general compensation strategy for the grant of stock options to directors who were not NEO’s is discussed above under “Option Based Awards”.

The stock options granted to directors have been granted at an exercise price at least equal to or greater than the closing price of the Company’s common shares on the TSX as at the date of grant.  Options are typically granted for a period of five years and have a vesting period as determined by the Board.

During the fiscal year ended April 30, 2010, the Company did not grant any stock options to directors who were not NEOs.

Defined Benefit or Actuarial Plan Disclosure

The Company had no defined Benefit Plan or Actuarial Plan as at April 30, 2010.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans the 2004 Plan, the 2005 Plan and a Performance Share Plan (all as defined below), all of which have been previously approved by the shareholders of the Company and by the TSX. These plans are detailed below and are maintained separate and apart from each other.

(a)

Following is a summary of the substantive terms of the 2004 Stock Option Plan:

The Company’s 2004 stock option plan, as amended August 23, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued shall not exceed 6,324,200 shares.  As at April 30, 2010, there are 2,997,866 stock options outstanding under the 2004 Plan which represents 4.44% of the Company’s 67,543,008 issued and outstanding shares.  All allowable options have been granted under the 2004 Plan.  The 2004 Plan shall remain in effect only until all outstanding options have been exercised, cancelled or have expired.

If a participant ceases to be a director, officer, consultant or employee of the Company or ceases to be employed by the Company (other than by reason of disability, death or termination for cause), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director, officer, consultant, or employee or ceases to be employed by the Company, subject to terms and conditions set out in the 2004 Plan. In the event of death of a participant, the option previously granted to him/her shall be exercisable only within the twelve months next succeeding such death.

(b)

Following is a summary of the substantive terms of the 2005 Plan:

The Company’s 2005 Stock Option and Incentive Plan dated August 24, 2005 (the “2005 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  As at April 30, 2010, of the 6,754,301 options allowable for grant under the 2005 Plan, options to purchase up to 2,432,634 common shares have been granted, representing 3.60% of the Company’s 67,543,008 issued and outstanding shares.

Details of this plan are indicated below:

1.

The 2005 Plan is administered by the Board or by a committee appointed by the Board in accordance with terms of the 2005 Plan.

2.

The 2005 Plan shall terminate at 4:00PM of the next business day following March 31, 2015 (the “Termination Date”).  No incentive under the 2005 Plan may be granted after the Termination Date, but the terms of an incentive agreement may extend beyond the Termination Date in accordance with the terms of the agreement but that no agreement may provide for a period in excess of ten years.

3.

Subject to the provisions of the 2005 Plan, the Board shall have the authority in its discretion to:  (i) to grant Incentive Awards (as such term is defined under the 2005 Plan) to Participants (as such term is defined under the 2005 Plan); (ii) to determine, upon review of relevant information and in accordance with Section 2.16 of the 2005 Plan, the Fair Market Value (as such term is defined under the 2005 Plan) of the shares of the Company; (iii) to determine the exercise price per share of Incentive Awards (as such term is defined under the 2005 Plan) to be granted; (iv) to determine the number of common shares to be represented by each Incentive Award; (v) to determine the Participants to whom, and the time or times at which Incentive Awards shall be granted; (vi)  to determine Management objectives; (vii) to interpret the 2005 Plan; (viii) to prescribe, amend and rescind rules and regulations relating to the 2005 Plan; (ix) to determine the terms and provisions of each Incentive Award granted (which need not be identical); (x) with the consent of the grantee thereof, to modify or amend Incentive Awards; (xi) to accelerate or defer (with the consent of the grantee) the exercise date of any Incentive Award; (xii) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Incentive Award; (xiii) to accept or reject the election as to method of payment made by a grantee pursuant to Section 7.5 of the 2005 Plan; (xiv) to permit other Incentives to employ payment elections, such as net exercise, of Section 7.5 of the 2005 Plan; (xv) to create and implement new and innovative Incentives acceptable under law and policy and grant the same to eligible Participants and (xvi) to take all other acts and make all other determinations deemed necessary or advisable by the Board for the administration of the 2005 Plan.

4.

No individual may receive incentive grants exceeding 5% of issued and outstanding capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

5.

Unless otherwise provided in the option agreement, the term of each option shall be five (5) years from the date of grant.

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

B = the exercise price

8.

The 2005 Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or TSX policies:  an increase in the fixed percentage of shares subject to the 2005 Plan; and any change in the definition of Participant.

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

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,697,990 nominal value performance shares (1,116,940 in 2003; 1,581,050 in 2004).  These performance shares are separate from any performance shares that may be issued under the 2005 Plan.  As at April 30, 2010, 750,000 of these performance shares have been issued and 300,000 performance shares that have been allotted are outstanding.  As at the date of this information circular, the 2,697,990 performance shares represent 3.99% of the Company’s issued and outstanding shares.

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

Equity Compensation Plan Information

The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at April 30, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,730,500	$0.34	5,969,657
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	5,730,500	$0.34	5,969,657

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company has acquired liability insurance for the directors and officers of the Company and its subsidiaries to insure them from claims against them for certain of their acts, errors or omissions as well as insurance for the Company to insure the company and its subsidiaries against any loss arising out of any liability to indemnify a director or officer.  The insurance is in effect until October 31, 2010, at an annual premium of $20,000 paid by the Company.  The insurance provides coverage of up to $5,000,000 in aggregate, per year, with a $50,000 deductible applicable to the Company only.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, nor any proposed nominees for election as a director of the Company and no associate or affiliate of such persons are or have been indebted to the Company (or its subsidiaries) at any time since during the last completed financial year ending April 30, 2010, nor as at the date of this Information Circular.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Applicable Canadian securities legislation defines “informed person” to mean any of the following:

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

Other than as disclosed in this Information Circular, none of the directors, executive officers, or other informed persons of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions during the Company’s last completed financial year nor in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

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

Board of Directors

The Board is currently composed of five directors.  All director nominees are current directors of the Company.

Independence

Section 1.4 of Canadian National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in NI 52-110, three of the five members of the Board are independent.  The members who are independent are Dennis Hop, John Londry and Jordan Point.  Mr. Harry Barr is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Barr is the President and CEO of the Company).  Ms. Linda Holmes is not independent by virtue of the fact that she is an officer of the Company (Ms. Holmes was appointed Corporate Secretary effective December 4, 2009).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent directors are in attendance at all Board meetings.

Meetings of Directors

The Board holds a minimum of four meetings each year, either in person or by consent resolution as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent directors have not held a meeting at which non-independent directors were not in attendance.

Attendance Record

During the year ended April 30, 2009, the Board held meetings and passed resolutions by way of consent resolutions on 22 different occasions. All of the Directors attended all meetings, with the exception of two meetings that Dennis Hop was unable to attend, and executed all consent resolutions.

Chairman

During the year ended April 30, 2010, Harry Barr was the Chairman of the Board. Under NI 52-110, Mr. Barr is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Barr is the President and CEO of the Company).

Other Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Harry Barr	Fire River Gold Corp. (TSXV) Next Gen Metals Inc. (CNSX) El Niño Ventures Inc. (TSXV)
Linda Holmes	Fire River Gold Corp. (TSXV) Next Gen Metals Inc. (CNSX) El Niño Ventures Inc. (TSXV)

Orientation and Continuing Education

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

Ethical Business Conduct

The Company has adopted an ethical business conduct policy, the Code of Business Conduct and Ethics, as amended June 28, 2010 and filed on the Company’s website at www.pfncapital.com, filed on SEDAR at www.sedar.com and attached hereto as Exhibit 7. A copy of the Code of Business Conduct and Ethics may be obtained from the Company’s Registered and Records Office located at 2303 West 41st Avenue, Vancouver, BC, V6M 2A3.

Whistleblower Policy

The Company adopted a Whistleblower Policy on May 24, 2010, a copy of which is attached to Exhibit 4 as Schedule “B”.

Nomination of Directors

The Board does not have a nominations committee or a formal procedure with respect to the nomination of directors.  In general, nominees will be the result of recruitment efforts by members of the Board, including both formal and informal discussions among members of the Board.

Compensation of CEO

See “Narrative Discussion” under “Summary of Compensation” under the heading “Compensation Discussion & Analysis” above for details of the compensation to the CEO.

Board Mandate

The Board is responsible for the stewardship of the Company through the supervision of the business and managements of the Company.  This mandate is accomplished directly and through three (3) committees, namely the Company’s audit committee (the “Audit Committee”), the Compensation Committee and the Company’s corporate governance committee (the “Corporate Governance Committee”).  These committees were established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent Directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Compensation Committee

Effective August 26, 2009, the Board appointed the Company’s Compensation Committee, which is comprised of Dennis Hop, Chairman of the Compensation Committee, Linda Holmes and Jordan Point. See “Compensation Discussion & Analysis” above for details of the responsibilities of the Compensation Committee.

Corporate Governance Committee

Effective August 26, 2009, the Board appointed the Company’s Corporate Governance Committee comprised of Linda Holmes (Chairperson of the Corporate Governance Committee), John Londry and Jordan Point.

The Corporate Governance Committee is responsible to review matters relating to corporate governance and making recommendations to the Board with respect thereto.  The Corporate Governance Committee is responsible for overseeing the Company’s policy for communications with shareholders, the investment community, the media, governments and the general public.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of financial and accounting matters.  The Audit Committee recommends the auditors to be nominated and reviews the compensation of the auditors.  The Audit Committee is directly responsible for overseeing the work of the auditors, must pre-approve non-audit services, be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and must establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

The Audit Committee is comprised of Jordan Point, Chairman of the Audit Committee, Linda Holmes and John Londry, all of whom are “financially literate” as defined in NI 52-110.

Jordan Point has been Chairman of the Finance Committee of the Musqueam Indian Band for the past 14 years developing and monitoring the annual budget for 32 programs with a budget of $11 million.  From 1998 - to July 2010,  Mr. Point also was a senior Program Manager with the Canadian Federal Government in Fisheries and Oceans, focused on Aboriginal Affairs, leading negotiations on annual allocations for salmon, and financial contribution agreements with First Nation Bands with assignments to the litigation case management unit/civil litigation and judicial reviews for the Pacific Region.  Since July 2010, Mr. Point has been the Project Manager for the Pacific Gateway Initiative, a provincially-led infrastructure project in Greater Vancouver, British Columbia.

John Londry, a self-employed geologist and mining consultant since 2001, he has over 35 years in the mineral exploration and mining industry encompassing both grass roots and advanced stage exploration projects throughout Canada, USA and South America.  As senior geologist or as vice president of exploration to public companies, Mr. Londry gained extensive experience in the development and maintenance of budgets for his department.

Linda Holmes has been a Canadian and US securities compliance consultant to public companies, and companies desiring to go public, since 1994, and has been involved in the mineral resource industry for over 25 years.  She has been a director and/or officer of, and/or consultant to, numerous public companies and has served as an audit committee member in the past.

The experiences of the members of the Audit Committee has given each:

(i)

an understanding of the accounting principles used by the Company to prepare its financial statements;

(ii)

the ability to assess the general application of accounting principles in connection with accounting estimates, accruals and reserves;

(iii)

experience analyzing and evaluating financial statements similar to those of the Company; and

(iv)

an understanding of internal controls and procedures for financial reporting pertinent to the Company.

NI 52-110 sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in NI 52-110, two of the three members of the Audit Committee are independent.  The members who are independent are Jordan Point and John Londry.  Ms. Holmes is not considered to be an independent member of the Audit Committee as she is an officer (Corporate Secretary) of the Company.

The Company’s Audit Committee is governed by its Audit Committee Charter, as amended June 28, 2010.  The text of the Company’s Audit Committee Charter, as amended June 28, 2010, is attached to this document as Schedule “A” to Exhibit 4, and is located on the Company’s website at www.pfncapital.com and under the Company’s profile on SEDAR at www.sedar.com, as filed on July 19, 2010.

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Board on a case by case basis.

D.

Employees

During the fiscal year ended April 30, 2010, the Company had 6 employees and 8 consultants.

E.

Share Ownership

The following table sets forth the share ownership of those individuals in section 6(A) above and indicates the percentage of the 67,543,008 common shares outstanding of the Company as at April 30, 2010.

Name	Office	Number of Shares (5)	Percentage of Outstanding Shares
Harry Barr	Director, President and CEO	4,509,224 (1)	6.68%
Robert Guanzon	Chief Financial Officer	Nil	0%
Linda Holmes (2)	Director & Corporate Secretary	5,000	less than 1%
Jordan Point	Director	Nil	0%
Dennis Hop	Director	280,000	less than 1%
John Londry (3)	Director (formerly VP, Exploration)	15,714	less than 1%
Richard Goodwin (4)	VP, Engineering	10,000	less than 1%

 (1)

1,260,790 of these common shares are held directly; 718,100 of these common shares are held by Canadian Gravity Recovery Inc. (“CGR”; and 2,530,334 of these common shares are held by 293020 BC Ltd.  CGR and 293020 BC Ltd. are private companies wholly-owned by Mr. Barr.

(2)

Linda Holmes was appointed Corporate Secretary effective December 4, 2009.

(3)

Mr. Londry retired as VP, Exploration effective November 18, 2008 and was appointed a Director of the Company effective February 19, 2009.

(4)

Richard Goodwin was appointed VP, Engineering, effective December 4, 2009.

(5)

This information has been furnished by the respective individuals.

ITEM 7.

MAJOR SHAREHOLDERS

A.

Major Shareholders

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare Investor Services and insider reports filed with the System for Electronic Disclosure by Insiders (SEDI), as at July 16, 2010, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company:

Shareholder Name And Address	Number Of Shares Held (1)	Percentage Of Issued Shares
CDS & Company 25 The Esplanade Toronto, Ontario M5E 1W5	58,803,658	87.06%
Stillwater Mining Company 1321 Discovery Drive Billings, MT 59102	5,750,692	8.51%
Harry Barr 2303 West 41st Avenue Vancouver, BC V6M 2A3	4,509,224 (2)	6.68%

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

(2)

1,260,790 of these common shares are held directly; 718,100 of these common shares are held by Canadian Gravity Recovery Inc. (“CGR”; and 2,530,334 of these common shares are held by 293020 BC Ltd.  CGR and 293020 BC Ltd. are private companies wholly-owned by Mr. Barr.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended April 30, 2010 or proposed material transactions between the Company or any of its subsidiaries, except as previously disclosed in Item 5. above and in the audited consolidated financial statements for the year ended April 30, 2010.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This annual report contains the consolidated financial statements for the Company for the fiscal year ended April 30, 2010 which contains an Audit Report dated July 12, 2010.

B.

Significant Changes

No significant change has occurred since the date of the annual audited consolidated financial statements included in this Annual Statement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

TSX Exchange

The annual high and low market prices for the common shares of the Company on the TSX Exchange for each of the last five (5) completed financial years are as follows:

Year Ended	High	Low

May 2009 – April 2010	0.245	0.08
May 2008 – April 2009	0.35	0.05
May 2007 – April 2008	0.770	0.280
May 2006 – April 2007	0.500	0.270
May 2005 – April 2006	0.510	0.255

The high and low market prices for the common shares of the Company on the TSX Exchange for each full financial quarter for the two (2) most recently completed full financial years are as follows:

Year Ended	High	Low

April 30, 2010
1st Quarter ended July 2009	0.16	0.08
2nd Quarter ended October 2009	0.175	0.085
3rd Quarter ended January 2010	0.245	0.12
4th Quarter ended April 2010	0.185	0.125

April 30, 2009
1st Quarter ended July 2007	0.770	0.385
2nd Quarter ended October 2007	0.650	0.360
3rd Quarter ended January 2008	0.435	0.280
4th Quarter ended April 2008	0.610	0.295

The high and low market prices for the common shares of the Company on the TSX Exchange for the most recent six (6) months are as follows:

Month Ended	High	Low

June 2010	0.14	0.095
May 2010	0.135	0.10
April 2010	0.16	0.13
March 2010	0.185	0.125
February 2010	0.185	0.14
January 2010	0.245	0.155

The high and low market prices for the common shares of the Company on the TSX Exchange on the first trading day of each month in the most recent six months:

Month Ended	High	Low

June 2010	0.115	0.11
May 2010	0.135	0.13
April 2010	0.15	0.15
March 2010	0.16	0.14
February 2010	0.185	0.17
January 2010	0.205	0.19

On April 30, 2010 the closing sale price of the common shares on the TSX was $0.13 per share.

OTC Bulletin Board (“OTCBB”)

Since August 31, 2001, the common shares of the Company have been listed on the OTCBB.

The high and low market prices for the common shares of the Company on the OTCBB for the five (5) most recent full financial years:

Year Ended	High	Low

May 2009 – April 2010	0.239	0.071
May 2008 – April 2009	0.35	0.05
May 2007 – April 2008	0.770	0.280
May 2006 – April 2007	0.500	0.270
May 2005 – April 2006	0.510	0.255

The high and low market prices for the common shares of the Company on the OTCBB for each full financial quarter for the two (2) most recently completed financial years:

Year Ended	High	Low

April 30, 2010
1st Quarter ended July 2009	0.129	0.071
2nd Quarter ended October 2009	0.169	0.08
3rd Quarter ended January 2010	0.239	0.116
4th Quarter ended April 2010	0.174	0.13

April 30, 2009	0.389	0.243
Second Quarter October 2008	0.220	0.050
Third Quarter January 2009	0.120	0.035
Fourth Quarter April 2009	0.110	0.053

The high and low market prices for the common shares of the Company on the OTCBB for the most recent six (6) months:

Month Ended	High	Low

June 2010	0.143	0.0895
May 2010	0.139	0.0975
April 2010	0.1501	0.13
March 2010	0.169	0.131
February 2010	0.174	0.1368
January 2010	0.239	0.15

The high and low market prices for the common shares of the Company on the OTCBB for the first trading day of each month in the most recent six months:

Month Ended	High	Low

June 2010	0.1346	0.0956
May 2010	0.1234	0.1255
April 2010	0.138	0.138
March 2010	0.15	0.15
February 2010	0.174	0.174
January 2010	0.209	0.1775

On April 30, 2010 the closing sale price of the common shares on the OTCBB was $0.1424 per share.

The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends.  Earnings will be retained to finance further exploration.

The following table indicates the approximate number of record holders of common shares at July 16, 2010, the number of record holders of common shares with United States addresses and the portion and percentage of common shares so held in the United States.  On July 16, 2010, 67,543,008 common shares were outstanding.

Total Number of Registered Holders	Number of Registered U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares As at July 16, 2010
68	19	7,051,292	10.42%

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

G.

Performance Graph

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment in the common shares of the Company from April 30, 2005 to April 30, 2010.  The Company’s common shares were listed for trading on the TSX Venture Exchange on December 19, 1997, and have been listed on the Toronto Stock Exchange (the “TSX”) since June 8, 2001.

[see next page]

Price	30-Apr-2005	30-Apr-2006	30-Apr-2007	30-Apr-2008	30-Apr-2009	30-Apr-2010
PFN	100.00	131.34	128.36	89.55	31.34	38.81
S&P/TSX Composite Index	100.00	130.26	143.20	148.75	99.53	130.32

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

C.

Material Contracts

During the year ended April 30, 2010, there were no material contracts entered into by the Company other than contracts entered into during the ordinary course of business.

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

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries, which must be provided in Canada, and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the audited consolidated financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2010, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

Based on this evaluation, management has concluded that as of April 30, 2010, the internal controls over financial reporting was effective.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Changes in internal control over financial reporting

During the Company’s most recently completed financial year ended April 30, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.

[Reserved]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

At April 30, 2010, the Audit Committee was comprised of Jordan Point, Chairman, John Londry and Linda Holmes.

Each of the members of the Audit Committee is financially literate in accordance with national securities legislation, and are also independent in accordance with the standards of Director Independence set our under NI 52-110.

Jordan Point has been Chairman of the Finance Committee of the Musqueam Indian Band for the past 14 years developing and monitoring the annual budget for 32 programs with a budget of $11 million.  From 1998 - to July 2010,  Mr. Point also was a senior Program Manager with the Canadian Federal Government in Fisheries and Oceans, focused on Aboriginal Affairs, leading negotiations on annual allocations for salmon, and financial contribution agreements with First Nation Bands with assignments to the litigation case management unit/civil litigation and judicial reviews for the Pacific Region.  Since July 2010 Mr. Point has been the Project Manager for the Pacific Gateway Initiative, a provincially-led infrastructure project in Greater Vancouver, British Columbia.

John Londry, a self-employed geologist and mining consultant since 2001, has over 35 years in the mineral exploration and mining industry encompassing both grass roots and advanced stage exploration projects throughout Canada, USA and South America.  As senior geologist or as vice president of exploration to public companies, Mr. Londry gained extensive experience in the development and maintenance of budgets for his department.

Linda Holmes has been a Canadian and US securities compliance consultant to public companies, and companies desiring to go public, since 1994, and has been involved in the mineral resource industry for over 25 years.  She has been a director and/or officer of, and/or consultant to, numerous public companies and has served as an audit committee member in the past.

The Audit Committee reviews and recommends to the Board for approval the annual consolidated financial statements and the annual report of the Company.  The quarterly consolidated financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the consolidated financial statements of the Company.

ITEM 16B:

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s principal executive officer and principal financial officer, directors and employees.  A copy of the Company’s Code of Business Conduct and Ethics, as amended June 28, 2010, is attached hereto as Exhibit 7, is posted on the Company’s website (www.pfncapitalcom) and under the Company’s profile on SEDAR at www.sedar.com and will be provided to any person without charge, upon request by mail but may also be made by telephone, facsimile or other electronic means of communication.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two (2) financial years for professional services rendered by the Company’s audit firm for various services. “Audit fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual consolidated financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
April 30, 2010	$ 33,000	$ Nil	$ 4,236	Nil
April 30, 2009	$ 25,000	$ Nil	$ 4,047	$ 19,875 (1)

 (1)

These fees are related to fees for the review and documentation of the Company's internal controls.

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

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Audited Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

The following exhibits are filed as part of this Form 20-F Annual Report for the year ended April 30, 2010.

EXHIBIT 1. Audited Consolidated Financial Statements & Notes thereto for the year ended April 30, 2010
EXHIBIT 2. Management Discussion & Analysis for year ended April 30, 2010
EXHIBIT 3. Auditor Consent
EXHIBIT 4. Notice & Information Circular
EXHIBIT 5. Request for Financial Statements Form
EXHIBIT 6. Form of Proxy
EXHIBIT 7. Charter of the Audit Committee of the Board of Directors, as amended June 28, 2010
EXHIBIT 8. Whisleblower Policy - adopted by the Audit Committee on May 24, 2010
EXHIBIT 9. Code of Business Conduct and Ethics

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:

July 28, 2010

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

CERTIFICATION OF C.E.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Harry Barr, certify that:

1.

I have reviewed this annual report on Form 20-F of Pacific North West Capital Corp. (the “Company”)

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

July 28, 2010

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I Robert Guanzon, certify that:

1.

I have reviewed this annual report on Form 20-F of Pacific North West Capital Corp. (the “Company”)

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

July 28, 2010

PACIFIC NORTH WEST CAPITAL CORP.

“Robert Guanzon”

___________________________________

Robert Guanzon

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific North West Capital Corp. (the “Company”) on Form 20F for the period ended April 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harry Barr, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Date: July 28, 2010

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr

Chief Executive Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific North West Capital Corp. (the “Company”) on Form 20F for the period ended April 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert Guanzon, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)

the Report fully complies with the requirements of section 13a-14(a) and  15d-14(a) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Date: July 28, 2010

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

“Harry Barr”

“Robert Guanzon”

Harry Barr

Robert Guanzon

Chief Executive Officer

Chief Financial Officer

July 28, 2010