Form 20-F/A
period 2010-04-30
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2011-03-07
CIK 1073238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT #1
FORM 20-F /A

 [  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

or

 [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Exhibits Index is on page 97

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
Yes  [  ]   No  [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  [  ]   No  [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  [X]   No  [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes  [  ]   No  [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchanage Act (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17	[ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of this Exchange Act).

YES [ ]	NO [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES [ ]	NO [ ]	Not Applicable [X]

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F for the year ended April 30, 2010, filed on July 27, 2010 with the Securities and Exchange Commission (the “Original Report”), is being filed by Pacific North West Capital Corp. (“PFN” or the “Company”) to amend the Original report for the sole purposes of:

(i)	revising the disclosure of net loss in the tables under Item 3.A. “Selected Financial Data” to report its net loss for the years ended 30 April 2010 and 2009 as a positive number;

(ii)	amending the information under Item 5, “Operating and Financial Review and Prospects, Disclosure Controls and Procedures, Twelve Months Ended April 30, 2009 Compared to Twelve Months Ended April 30 2008,” and “Twelve Months Ended April 30, 2008 Compared to Twelve Months Ended April 30, 2007” to include the correct fiscal year ends;

(iii)	amending the references to “this Information Circular” under Item 6.B “Compensation, (c) “Previously Approved Performance Shares” and “Indebtedness of Directors and Executive Officers” and “Interest of Management in Material Transactions”, to the relevant fiscal year end dates;

(iv)	amending the period referenced in “Attendance Record” under Item 6.C “Board Practices” from April 30, 2009 to the relevant date of April 30, 2010;

(v)	restating certain items in Item 3.D, “Risk Factors”, to state the risks directly, without mitigation;

(vi)	identifying the directors who are affiliated with other mineral resource companies as Harry Barr and Linda Holmes, under Item 3.D, “Risk Factors, (vii)Conflicts of Interest” and providing a cross reference to more detailed disclosure regarding those individuals and the other mineral resource companies with which they are affiliated and to expand upon the percentage of time each officer with an additional job devotes to the Company’s business and affairs under Item 6, “Directors, Senior Management and Employees, A. Directors and Senior Management”;

(vii)	identifying the related parties by name under the disclosure under Item 7.B “Related Party Transactions” and removing the repetitive related party and disclosure information under Item 5, “Operating and Financial Review and Prospects, Twelve Months Ended April 30, 2010 Compared to Twelve Months Ended April 30, 2009”, “Twelve Months Ended April 30, 2009 Compared to Twelve Months Ended April 30, 2008” and “Twelve Months Ended April 30, 2008 Compared to Twelve Months Ended April 30, 2007”;

(viii)	filing, as exhibits, all agreements required by Item 601(b) of Regulation S-K, including those required by Items 601(b)(2) and 601(b)(10) of Regulation S-K;

(ix)	expanding the disclosure under Item 10.C, “Material Contracts” to include all contracts entered into during the fiscal year ended 30 April 2010;

(x)	naming the financial expert serving on the Company’s Audit Committee and revising the disclosure for Item 16.A, “Audit Committee Financial Expert”;

(xi)	listing as exhibits under Item 19, “Exhibits”, all required certifications, cross-referencing Exhibit 21, “List of Subsidiaries” to Item 4.C, “Corporate Organization;

(xii)	preparing the table of exhibits under Item 19, “Exhibits” using the protocol for exhibits suggested by Item 601 of Regulation S-K;

(xiii)	revising the Certifications of the C.E.O and the C.F.O to conform to the exact language set forth under “Instructions to Exhibits” in Form 20-F.

(xiv)	expanding the disclosure by adding a paragraph “(xvii) Financing Risks”

Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Annual Report on Form 20-F, filed July 27, 2010 (“Original Report”, nor does this Amendment reflect any events that have occurred after the Original Report was filed.  The filing of this Amendment shall not be deemed an admission that the Original Report, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

Page

Glossary of Mining Terms	7
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	10
ITEM 3. KEY INFORMATION	10
A. Selected Financial Data	10
B. Capitalization and Indebtedness	11
C. Reasons for the Offer and Use of Proceeds	12
D. Risk Factors	13
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company	17
B. Business Overview	17
C. Organizational Structure	17
D. Property, Plants, and Equipment	17
Ontario, Canada	18
I. River Valley Joint Venture Project	18
II. Sargesson Lake and Kelly-Davis Properties	31
III. West Timmins Nickel Project	32
IV. Raglan Hills (formerly South Renfrew)	33
V. Coldwell Properties	34
VI. Goodchild Property	34
VII. Walsh Township	34
VIII. East Sudbury Property	35
IX. Swayze Joint Venture	35
X. North Duluth Property	36
Quebec, Canada	36
I. Glitter Lake Property	36
II. SOQUEM Taureau & Chenneville Projects	38
III. Fiedmont Property	39
IV Destiny Gold Project	39
Northwest Territories	42
I. Winter Lake	42
Saskatchewan Project	42
I. Nickel Plats Project	42
British Columbia	43
I Rock & Roll Property	43
Alaska, USA	44
I. Union Bay Platinum Property	44
II. Kane Property	45
III. Goodnews Bay Property	46
IV. Tonsina Property	47
V. Nixon Fork Project	48
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	48
A. Operating Results	48
Twelve Months Ended April 30, 2010 Compared to Twelve Months Ended April 30, 2009	49
Twelve Months Ended April 30, 2009 Compared to Twelve Months Ended April 30, 2008	53
Twelve Months Ended April 30, 2008 Compared to Twelve Months Ended April 30, 2007	57
B. Liquidity and Capital Reserves	60
Twelve Months Ended April 30, 2010 Compared to Twelve Months Ended April 30, 2009	61
Twelve Months Ended April 30, 2009 Compared to Twelve Months Ended April 30, 2008	61
Twelve Months Ended April 30, 2008 Compared to Twelve Months Ended April 30, 2007	61
C. Research and Development, Patents and Licenses, etc.	62
D. Trend Information	62
E. Off-Balance Sheet Arrangements	62
F. Tabular Disclosure of Contractual Obligations	62
G. Safe Harbour	62

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	63
A. Directors and Senior Management	63
B. Compensation	65
C. Board Practices	75
D. Employees	70
E. Share Ownership	79
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	79
A. Major Shareholders	79
B. Related Party Transactions	80
C. Interests of Experts and Counsel	81
ITEM 8. FINANCIAL INFORMATION	81
A. Consolidated Statements and Other Financial Information	81
B. Significant Changes	81
ITEM 9. THE OFFER AND LISTING	81
A. Offer and Listing Details	81
B. Plan of Distribution	83
C. Markets	84
D. Selling Shareholders	84
E. Dilution	84
F. Expense of the Issue	84
G. Performance Graph	84
ITEM 10. ADDITIONAL INFORMATION	85
A. Share Capital	85
B. Memorandum and Articles of Association	85
C. Material Contracts	85
D. Exchange Controls	86
E. Taxation	87
F. Dividends and Paying Agents	93
G. Statements by Experts	93
H. Documents on Display	93
I. Subsidiary Information	94
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	94

PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	94

ITEM 13. DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	94

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	94

ITEM 15. CONTROLS AND PROCEDURES	94

ITEM 16. (RESERVED)	95

ITEM 16A. AUDIT COMMITTEE FINANCIAL REPORT	95

ITEM 16B. CODE OF BUSINESS CONDUCT & ETHICS	96

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	96

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	96

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	96

GLOSSARY

The following are definitions of mining terms and certain other terms used in this Statement.

Ag	Periodic symbol for Silver
Alto	Alto Ventures Ltd.
Anglo Platinum	Anglo American Platinum Corporation Limited
Au	Periodic symbol for gold
assay	A chemical test performed on a sample of rocks or core to determine the amount of contained metals
assessment work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims
breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals
Calista	Calista Corporation
CanAlaska	CanAlaska Uranium Ltd.
chalcopyrite	A sulphide mineral of copper and iron; an important ore mineral of copper
channel sample	A sample from a small trench or channel, cut on a rock surface, usually about 5-10 cm wide and 2 cm deep, to provide accurate distribution of mineralization
chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face
Cu	Periodic symbol for Copper
diabase	A common basic intrusive igneous rock usually occurring in dykes or sills
diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter
diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks
exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching and defining ore bodies
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

Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the United States Securities and Exchange Commission normally only permits issuers to report mineralization that does not constitute “reserves” by Securities and Exchange Commission standards as in place tonnage and grade without reference to unit measures.

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

Selected Financial Data
(In Canadian Dollars)

	Year Ended April 2010	Year Ended April 2009	Year Ended April 2008	Year Ended April 2007	Year Ended April 2006
Canadian GAAP
Interest income	52,616	222,252	314,082	147,301	115,571
Project management fees	6,680	25,628	297,622	49,209	140,474
Net loss	771,019	5,354,466	883,378	1,230,764	1,344,822
Loss per common share – continuing operations	(0.06)	(0.09)	(0.02)	(0.03)	(0.04)
Income per common share – discontinued operation	0.04	-	-	-	-
Weighted Average No. Shares – Basic	62,675,963	61,721,508	53,358,393	37,743,307	34,553,930
Weighted Average No. Shares – Diluted	62,954,534	61,721,508	53,358,393	37,743,307	34,553,930

Selected Financial Data continued
(In Canadian Dollars)

	Year Ended April 2010	Year Ended April 2009	Year Ended April 2008	Year Ended April 2007	Year Ended April 2006
Working capital	7,249,616	5,418,885	10,088,901	4,298,776	3,475,560
Mineral properties	3,899,594	4,333,979	6,622,731	2,795,717	2,072,383
Total assets	11,353,054	15,095,336	17,087,029	7,315,871	5,681,742
Capital stock	25,170,802	24,779,281	25,677,015	16,906,926	14,227,882
Dividends declared per share	-	-	-	-	-

Selected Financial Data
(In Canadian Dollars)

	Year Ended April 2010	Year Ended April 2009	Year Ended April 2008	Year Ended April 2007	Year Ended April 2006
US GAAP
Interest income	52,616	222,252	314,082	147,301	115,571
Project management fees	6,680	25,628	297,622	49,209	140,474
Net loss for period	571,680	3,535,052	4,939,262	2,257,084	2,468,506
Loss per common share	(0.01)	(0.05)	(0.09)	(0.06)	(0.07)
Weighted Average No. Shares	62,675,963	61,721,508	53,358,393	37,743,307	34,553,930
Working Capital	7,249,616	5,418,885	8,031,041	3,567,904	3,333,963
Mineral properties	230,204	199,750	173,650	-	-
Total assets	7,683,664	10,961,107	10,464,298	4,520,154	3,609,359
Capital stock	26,849,457	26,192,436	25,677,015	16,906,926	14,227,882
Dividends declared per share	-	-	-	-	-

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

Mineral exploration involves a high degree of risk and few properties which are explored result in any discoveries of commercial bodies of mineralization or are ultimately developed into producing mines. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, metallurgical processes to extract the metal from the ore and, in the case of new properties, to build the mining and processing facilities and infrastructure at any site chosen for mining. Minerals may not be discovered in sufficient quantities and grades to justify commercial operations or funds required for further expansion may not be obtained on a timely basis. All of the Company’s projects are currently in exploration stages. Estimates and mineral projects can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors and unforeseen technical difficulties, as well as unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results.

(ii)	Lack of Cash Flow and Non-Availability of Additional Funds

The Company's properties are currently being explored or assessed for exploration and as a result, the Company has no source of operating cash flow. The Company has limited financial resources and, if additional funding were needed it may not be available to the Company on terms and conditions acceptable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in current properties. The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs. The Company’s joint venture partner, Kaymin, is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest. In addition, if Kaymin arranges financing for a mine, it receives an additional 5% interest, increasing its ownership up to a possible 65% interest. Kaymin controls all financing, investing and operating decisions during the additional earn-in phase.

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

Due to the large number and diverse legal nature of the mineral properties described herein, full investigation of legal title to each such property has not been carried out at this time. Much of the River Valley property was covered by the Temagami Land Caution and was not in fact open for staking and as such was closed for mineral exploration and development for twenty or more years. In June 1996, the Ontario Government passed legislation allowing the area open for staking mineral claims and on September 17, 1996, the area was re-opened for staking. The Company cannot be certain that native land claim issues may not arise.

Many of the Company's properties may be subject to prior unregistered agreements of transfer or native land claims and title may be affected by undetected defects. The Company's properties consist of recorded mineral claims which have not been surveyed, and therefore the precise area and location of such claims is undefined.

There is no guarantee that title to any claim will not be challenged or impugned.

(vi)	Uncertainty or Contestation of Contract Rights

The Company owns or has the right to earn interests in properties under contract with a number of individuals and corporations. The Company has no control over whether these individuals or corporation have the full right to enter into an agreement and no controlshould any legal action be taken against the vendors of the properties. Should the Company not be able be meet its financial commitments to the vendor of a property this may result in the forfeiture of Company’s right to earn an interest in the property.

(vii)	Conflicts of Interest

Harry Barr and Linda Holmes, directors of the Company, are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, these directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. (See Item 6, Directors, Senior Management and Employees, A. Directors and Senior Management, for detailed disclosure regarding each of Mr. Barr and Ms. Holmes and other mineral resource companies which with each is affiliated.) In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein

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

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Commodity prices may not remain at current levels and significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, and speculative activities. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

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

(xii)	Compliance with Applicable Laws and Regulations

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and the Company may not be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential mining and processing operations and exploration activities are subject to various federal and state or provincial and municipal laws and by-laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. Permits that the Company may require for construction of mining facilities and conduct of mining operations may not be obtainable on reasonable terms.

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

(xiv)	Adequate Labor and Dependence upon Key Personnel

The Company will depend upon recruiting and maintaining other qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company intends to operate. Such personnel may not always be available in the future. In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized. The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on the Company.

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

(xvii)	Financing Risks

The Company has a history of losses and no revenues.

The Company is a mineral exploration company without operations and has historically incurred losses. To date, the Company has not recorded any revenues from its operations nor has the Company commenced commercial production on any of its properties. The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to continue to incur losses unless and until such time as properties enter into commercial production and generate sufficient revenues to fund its continuing operations. Until such time, the Company will be dependent upon future financings in order to meet its capital requirements and continue its plan of operations. The Company cannot guarantee that it will obtain necessary future financing. The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The amounts and timing of expenditures will depend on the progress of ongoing exploration, assessment and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control. The Company may never generate any revenues or achieve profitability.

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

D.        Property, Plants, and Equipment

None of the Company’s properties contain a known commercially mineable mineral deposit.

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

Claim list and anniversary dates  - River Valley and River Valley Joint Venture Properties

Township	Claim Number	Claim Due Date	Units
DANA	1227988	2011-Oct-19	8
DANA	1227989	2011-Oct-19	8
DANA	1227990	2011-Oct-19	12
DANA	1227991	2011-Oct-19	10
DANA	1229216	2011-Oct-19	6
DANA	1229217	2011-Oct-19	16
DANA	1229218	2011-Oct-19	16
DANA	1229219	2012-Oct-19	12
DANA	1229220	2011-Oct-19	16
DANA	1229221	2011-Oct-19	16
DANA	1229222	2011-Oct-19	16
DANA	1229223	2011-Oct-19	12
DANA	1229224	2011-Oct-19	10
DANA	1229230	2011-Sep-21	16
DANA	1229231	2011-Sep-21	16
DANA	1229232	2011-Sep-21	14
PARDO	1229233	2011-Sep-21	16
PARDO	1229234	2011-Sep-21	6
DANA	1229542	2012-May-07	6
DANA	1230038	2012-May-07	12
DANA	1237228	2012-May-25	8
DANA	1237304	2012-Apr-13	12
DANA	1237305	2012-Apr-13	8
PARDO	1244332	2012-Jun-05	8
DANA	1244338	2012-Jun-14	6
DANA	1244427	2012-Jun-05	7
DANA	1244435	2012-Jun-05	4
PARDO	1244445	2012-Jun-05	8
DANA	1244444	2012-Jun-05	16
JANES	1235822	2012-Dec-10	12
JANES	1231107	2012-Dec-17	6
JANES	1235892	2012-Jan-04	16
JANES	1235893	2012-Jan-04	7
JANES	1235889	2012-Jan-04	16
JANES	1235891	2012-Jan-04	7
JANES	1235888	2012-Jan-06	12
JANES	1235896	2012-Jan-06	2
JANES	1235894	2012-Jan-06	9
DANA	1246498	2012-Jan-12	8
MCWILLIAMS	1229840	2012-Feb-12	9
DANA	1191268	2012-Oct-13	1
DANA	3010281	2012-Oct-29	1
DANA	3010282	2012-Oct-29	1
DANA	3004262	2010-Aug-29	2
JANES	1198460	2011-Jun-18	16
JANES	1220221	2012-Dec-20	16
JANES	1229826	2010-Nov-28	16
JANES	1229827	2010-Nov-28	12
JANES	1229831	2010-Nov-28	12
JANES	1230296	2010-Nov-28	16
JANES	1237072	2010-Dec-20	16
PARDO	3017059	2011-Apr-08	16

Township	Claim Number	Claim Due Date	Units
PARDO	3017060	2011-Apr-08	16
PARDO	3017061	2011-Apr-08	16
PARDO	3017062	2011-Apr-08	16
PARDO	3017085	2011-Apr-08	16
JANES	1230271	2013-Jun-29	15

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

Climate and Local Resources

Climate is temperate, with four distinct seasons, typical of the Southern Shield, and moderated by the proximity to the Great Lakes.  Other than over small lakes, drilling and geophysical surveys can be carried out year round from skidder roads.  Drilling water is sufficient.  Surface bedrock exploration can be done for about 7‑8 months of the year.  An environmental base line study has not been necessary to date.

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

PFN claims forming the Coldwell property near Marathon, Ontarioventure property.

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

QUÉBEC, CANADA

(I)        Glitter Lake Property, Québec, Canada

By agreement dated August 15, 2003, April 30, 2006 and further amended on April 1, 2008, the Company can acquire, from CanAlaska, a company that previously had certain directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Québec.

As consideration, the Company, at its option, must issue common shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15August 2005	(paid)	20,000	-	-
On or before 28 May 2006	(issued)	-	20,000	-
On or before 15 April 2007	(completed)	-	-	150,000
On or before 15 April 2009*	(14,953 paid)	-	-	200,000
On or before 15 April 2010*		-	-	300,000
Total		$45,000	60,000	$700,000

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

Fiedmont property location map. Grenville Province, Quebec.

The Company completed an initial drill program targeting potential extensions of the known mineralization in March, 2009; however, no significant assays were returned, and the option agreement with Kinbauri was terminated on October 13, 2009.

(IV)     Destiny Gold Project, Québec

OnAugust 14, 2009, the Company entered into an option agreement with Alto Ventures Ltd. (“Alto”) to acquire the Destiny Gold Project  (formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the

Abitibi-Témiscamingue region of Québec. The property is road accessible, and excellent mining infrastructure and support facilities are available in nearby Val d’Or.  The property consists of 175 mining claims totalling 7260 ha. Under the terms of the Option Agreement with Alto Ventures Ltd. (“Alto”), PFN will pay Alto $200,000, provide Alto with 250,000 common shares of PFN, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold property. Subsequent to vesting of its interest, PFN will form a joint venture with Alto to further develop the project. Certain claims comprising the property are subject to underlying net smelter return royalties ranging from 1% to 3.5%, with varying buy-back provisions. Details of the underlying NSR’s are available on the PFN website.

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

Claim locations for the Nickel Plats project, Saskatchewan .

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

As consideration, the Company, at its option, must make payments and incur expenditures as follows:

			Payments		Exploration Expenditures
Upon execution of agreement	(paid)	US$	25,000	US$	-
On or before 31 December 2006	(paid/incurred)		45,000		200,000
On or before 31 December 2007	(paid/incurred)		55,000		250,000
On or before 31 December 2008	terminated		75,000		350,000
On or before 31 December 2009*	terminated		100,000		450,000
On or before 31 December 2010	terminated		-		700,000
Total		US$	300,000	US$	1,950,000

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

	Years Ended April 30
	2010	2009	2008
Total revenues	59,296	$ 478,887	$ 843,972
General and administrative expenses	1,789,601	2,647,547	2,091,920
Mineral property cash costs incurred	1,487,026	1,895,727	3,602,672
Mineral property cash costs recovered	-	-	-
Net income (loss) from continuing operations -In total -Basic and diluted loss per share	(3,551,664) (0.06)	(5,274,994) (0.09)	(883,378) (0.02)
Net income (loss) from discontinued operation -In total -Basic and diluted loss per share	2,780,645 0.04	(79,472) (0.00)	- -
Totals assets	11,353,054	15,095,336	17,087,029
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

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

The following table summarizes selected financial data for the Company for each of the three most recently completed financial years.  The information set forth below was extracted from and should be read in conjunction with the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes:

	Years Ended April 30
	2009	2008	2007
Total revenues	$478,887	$843,972	$196,510
General and administrative expenses	2,647,547	2,091,920	1,548,266
Mineral property cash costs incurred	1,895,727	3,602,672	834,473
Mineral property cash costs recovered	-	-	-
Net income (loss) from continuing operations - In total - Basic and diluted loss per share	(5,274,994) (0.09)	(883,378) (0.02)	(1,230,764) (0.03)
Totals assets	15,095,336	17,087,029	7,315,871
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

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

	Years Ended April 30
	2008	2007	2006
Total revenues	$843,972	$196,510	$264,895
General and administrative expenses	2,091,920	1,548,266	1,365,123
Mineral property cash costs incurred	3,602,672	834,473	2,317,567
Mineral property cash costs recovered	-	-	(1,233,212)
Net income (loss) from continuing operations - In total -Basic and diluted loss per share	(883,378) (0.02)	(1,230,764) (0.03)	(1,344,822) (0.04)
Totals assets	17,087,029	7,315,871	5,681,742
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

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

Additional details including principal occupation for the past five years of the above directors and executive officers are as follows:

Harry Barr – President, Chairman, CEO and Director

Mr. Barr has been involved in the mining industry for over 25 years and has an extensive background in business management, corporate finance, and marketing.  Mr. Barr is currently President and Director of Fire River Gold Corp. (1997 – present); CEO of Fire River Gold Corp. (2007 – present); President, CEO, Chairman and director of Next Gen Metals Inc. (September 2009 to present); Director, Chairman and Acting CEO of El Niño Ventures Inc. (September 2009).  He previously served as Chairman & COO of CanAlaska Uranium Ltd. (2004- 2007); Director of CanAlaska (1985-2007); Chairman of Freegold Ventures Limited (1999-2007); Director of Freegold Ventures Limited (1985–2007); CEO of El Niño Ventures Inc. (2003 – 2007); Chairman of El Niño Ventures Inc. (2006-2007); and Director of El Niño Ventures Inc. (1999–2007).  Mr. Barr spends approximately 50% of his time to the business and affairs of PFN.

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

Linda Holmes – Director and Corporate Secretary

Ms. Holmes has been a Canadian and US securities compliance consultant to public companies, and companies desiring to go public, since 1994, and has been involved in the mineral resource industry for over 25 years.  She has been a director and/or officer of, and/or consultant to, numerous public companies including:  IGC Resources Inc. (director: July 2003 – August 2009; Corporate Secretary: July 2000 – August 2009); Copper Mesa Mining Corporation (formerly Ascendant Copper Corporation) (director: September 2005 - May 2007); Corporate Secretary and manager of compliance: December 2005 – May 2009); ProDigital Film Studios Inc. (Corporate Secretary: September 2004 - September 2005); and Global Precision Medical Inc. (Corporate Secretary: August 2002 - September 2005).  Ms. Holmes is currently a director (since September 2007) and Corporate Secretary (since December 2009) of Pacific North West Capital Corp.; a director (since November 2007) of Fire River Gold Corp.; a director (since August 2009) and Corporate Secretary (since September 2009) of Next Gen Metals Inc.; and a director of El Niño Ventures Inc. (since May 2010). Ms. Holmes spends approximately 50% of her time on the business and affairs of PFN.

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

Richard Goodwin – Vice President, Engineering

Mr. Goodwin, P.Eng., has over 25 years experience in underground mine operations, engineering consulting and corporate management. He held a variety of mining and geotechnical engineering positions over ten years at the Myra Falls Operations of Westmin Resources Ltd. In1995 he became a consulting mining engineer, first with MRDI Canada as a Principal Engineer and later with Snowden MIC, where he managed Snowden’s steady growth in Canada.  Mr. Goodwin then went on to manage the development, test mining and completion of feasibility studies as Vice President, Mining, for Yukon Zinc Corporation’s Wolverine zinc-silver project. Mr. Goodwin then managed a $300 M project for the construction of a 2000 tonne-per-day polymetallic mine as Chief Operating Officer & VP, Mining, for Redcorp Resources Ltd.  Mr. Goodwin spends approximately 10% of his time on the business and affairs of PFN.

Robert Guanzon – Chief Financial Officer

Mr. Robert Guanzon is currently the Chief Financial Officer of Pacific North West Capital Corp. (2008 – present) and of Fire River Gold Corp (2009 to present).  Prior to his appointment, Mr. Guanzon was the accountant for the Company (2007 – 2008).  He was the accountant of RG properties Ltd. (1999 – 2007).  Mr. Guanzon brings extensive experience to the Board in dealing in financial matters and corporate strategy.  Mr. Guanzon spends approximately 40% of his time on the business and affairs of PFN.

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

  to attract and retain qualified and experienced executives in today’s market place;
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

  each executive officer’s consistent and focused leadership, evidenced during challenging times;
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

Summary Compensation Table

NEO Name and Principal Position	Year Ended Apr 30	Salary (1)(2) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
Harry Barr President, CEO & Director	2010 2009	172,773 127,247	Nil Nil	32,603 12,342	Nil Nil	Nil Nil	Nil Nil	36,681 (4) 106,547 (3)	242,057 246,136
Robert Guanzon CFO	2010 2009	82,500 75,000	Nil Nil	2,436 4,872	Nil Nil	Nil Nil	Nil Nil	Nil Nil	84,936 79,872

(1)	Mr. Barr’s salary is paid through CGR, pursuant to the terms of the management contract between the Company and CGR (as set forth below under the heading “Narrative Discussion”).
(2)	Mr. Guanzon’s salary is paid pursuant to a contract with the Company, as set forth below under the heading “Narrative Discussion”.
(3)	Pursuant to the terms of the management contract between the Company and CGR (as set forth below under the heading “Narrative Discussion”), during the year ended April 30, 2009, Mr. Barr received a bonus in the amount of $87,725; a benefit for the use of a leased vehicle (total lease payments of $13,936, of which approximately 40% of its use was for personal use) of $5,574; and $13,248 for disability/critical illness and life insurance.
(4)	Pursuant to the terms of the management contract between the Company and CGR, (as set forth below under the heading “Narrative Discussion”), during the year ended April 30, 2010, Mr. Barr received a bonus in the amount of $16,925; a benefit for the use of a leased vehicle (total lease payments of $12,552, of which approximately 40% of its use was for personal use) of $5,021; and $14,735 for disability/critical illness and life insurance.

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

The terms of each of the NEO’s agreements are as follows:

Harry Barr was appointed President and CEO of the Company on November 29, 1996.  Mr. Barr is indirectly paid for his services as President, CEO and general corporate and management consultant to the Company through CGR, which company entered into a management agreement with the Company dated December 1, 2005 as amended December 1, 2008.  The contract expires December 1, 2010.  Renewal of the contract is automatic for subsequent two-year periods if not otherwise terminated.  Pursuant to the terms of the agreement, CGR is paid a base fee of $14,104 per month.  CGR is entitled to receive additional bonuses, incentive fees or other compensation at the discretion of the Board.  Mr. Barr spends approximately 50% of his time on the Company’s business.

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

Mr. Guanzon spends approximately 50% of his time on the Company’s business.

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

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Harry Barr President & CEO	120,000 170,000 100,000 190,000(1) 160,000(2) 120,000(3) 170,000(3)	0. 60 0. 25 0. 25 0. 25 0. 25 0. 60 0. 25	Feb 22, 2013 Nov 5, 2014 May 18, 2017 Apr 22, 2014 May 18, 2017 Feb 22, 2013 Nov 5, 2014	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
Robert Guanzon CFO	75,000 55,000	0. 25 0. 60	Apr 22, 2014 Feb 22, 2013	Nil Nil	Nil Nil	Nil Nil

(1)	These options are held by 293020 BC Ltd., a private company wholly-owned by Mr. Barr.
(2)	Of this total, 80,000 of these options are held by The Public Company Coach Inc. and 80,000 are held by CGR, both private companies wholly-owned by Mr. Barr.
(3)	These options are held by CGR.

Incentive Plan Awards – Value Vested or Earned During the Year Ended April 30, 2010

The following table sets forth the value of option-based and share-based awards vested in the year ended April 30, 2010 for the Company’s NEOs:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Harry Barr President & CEO	32,603	Nil	Nil
Robert Guanzon CFO	2,436	Nil	Nil

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

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Linda Holmes	100,000 70,000 80,000	$0.25 $0.60 $0.25	Oct 11, 2017 Feb 22, 2013 Apr 22, 2014	Nil Nil Nil	0 0 0	Nil Nil Nil
Dennis Hop	100,000 70,000 80,000	$0. 25 $0. 60 $0. 25	Oct 29, 2017 Feb 22, 2013 Apr 22, 2014	Nil Nil Nil	0 0 0	Nil Nil Nil
John Londry	75,000 50,000 40,000 50,000 35,000	$0. 25 $0. 40 $0. 25 $0. 60 $0. 25	Nov 5, 2014 Apr 19, 2011 May 18, 2017 Feb 22, 2013 Apr 22, 2014	Nil Nil Nil Nil Nil	0 0 0 0 0	Nil Nil Nil Nil Nil
Jordan Point	100,000 70,000 80,000	$0. 25 $0. 60 $0. 25	Oct 11, 2017 Feb 22, 2013 Apr 22, 2014	Nil Nil Nil	0 0 0	Nil Nil Nil

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

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,697,990 nominal value performance shares (1,116,940 in 2003; 1,581,050 in 2004). These performance shares are separate from any performance shares that may be issued under the 2005 Plan. As at April 30, 2010, 750,000 of these performance shares have been issued and 300,000 performance shares that have been allotted are outstanding. As at July 16, 2010, the 2,697,990 performance shares represent 3.99% of the Company’s issued and outstanding shares.

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

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, nor any proposed nominees for election as a director of the Company and no associate or affiliate of such persons are or have been indebted to the Company (or its subsidiaries) at any time since during the last completed financial year ending April 30, 2010, nor as at the date of this report .  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

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

Other than as disclosed in this report , none of the directors, executive officers, or other informed persons of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions during the Company’s last completed financial year nor in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the reporting issuer or any subsidiary of the reporting issuer are to any substantial degree performed by a person other than the directors or executive officers of the Company.

C.        BOARD PRACTICES

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance Practices

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58‑101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s general approach to corporate governance is summarized below.

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

Attendance Record

During the year ended April 30, 2010 , the Board held meetings and passed resolutions by way of consent resolutions on 22 different occasions. All of the Directors attended all meetings, with the exception of two meetings that Dennis Hop was unable to attend, and executed all consent resolutions.

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

Whistleblower Policy

The Company adopted a Whistleblower Policy on May 24, 2010.

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

NI 52-110 sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52‑110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in NI 52-110, two of the three members of the Audit Committee are independent.  The members who are independent are Jordan Point and John Londry.  Ms. Holmes is not considered to be an independent member of the Audit Committee as she is an officer (Corporate Secretary) of the Company.

The Company’s Audit Committee is governed by its Audit Committee Charter, as amended June 28, 2010.  The text of the Company’s Audit Committee Charter, as amended June 28, 2010, is included as Exhibit 4 to the Company’s Form 20-F filed July 27, 2010, and is located on the Company’s website at www.pfncapital.com and under the Company’s profile on SEDAR at www.sedar.com, as filed on July 19, 2010.

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

B.         Related Party Transactions

The Company's board of directors consists of Harry Barr, Denny Hop, John Londry, Linda Holmes and Jordan Point.  Harry Barr is the Company's President and Chief Executive Officer, Richard Goodwin is the Company's Vice President of Engineering, Anthony Kovacs is the Company's Vice President of Exploration, Linda Holmes is the Company's Corporate Secretary and Robert Guanzon is the Company's Chief Financial Officer.  The Company paid or accrued amounts to related parties as follows:

	For the Year Ended April 30
	2010	2009	2008
Management fees paid to Mr. Harry Barr (1)	16,925	12,370	-
Management fees paid to a company controlled by Mr. Harry Barr (1)	172,773	202,602	128,808
Consulting fees paid to a company controlled by Mr. Gregory Myers (2)	3,916	135,000	-
Engineering and consulting fees paid to Mr. Jonathon Findlay (3)	-	61,807	-
Engineering and consulting fees paid to a company controlled by Mr. David Powers (4)	-	123,641	115,184
Engineering and consulting fees paid to Mr. Richard Goodwin (5)	86,451	-	-
Consulting fees paid to Mr. John Royall	16,000	26,125	61,875
Consulting fees paid to Ms. Charlotte Brown (7)	2,979	-	30,973
Consulting fees paid to a company controlled by Mr. John Londry (3)	8,663	63,076	92,400
Consulting fees paid to Ms. Linda Holmes (9)	12,890	-	-
Consulting fees paid to a company controlled by Mr. Anthony Kovacs (6)	38,983	-	-
Consulting fees paid to a company controlled by Mr. Peter Dasler (2)	-	-	14,665
Accounting fees paid to a company controlled by Mr. Gordon Steblin (8)	-	-	45,000
Management fees received from the River Valley Joint Venture	6,680	12,176	16,353
Director fees paid/accrued to Mr. Denny Hop	7,000	8,000	6,000
Director fees paid/accrued to Mr. John Londry	8,000	1,750	-
Director fees paid/accrued to Ms. Linda Holmes	6,000	8,000	6,000
Director fees paid/accrued to Mr. Jordan Point	8,000	8,000	6,000
Director fees paid/accrued to Mr. Morris Medd (10)	-	-	3,000
Director fees paid/accrued to Mr. Stephen Oakley (10)	-	-	9,500
Director fees paid/accrued to Mr. Bernard Berlin (10)	-	-	3,000
Director fees paid/accrued to Mr. Alexander Walcott (10)	-	-	11,500

(1)   President, Director and CEO of the Company

(2)   Former Vice President of Business Development
(3)  Former Vice President of Exploration
(4)  Former Vice President of Project Development
(5)   Vice President of Engineering of the Company
(6)   Vice President of Exploration
(7)  Former Corporate Secretary of the Company
(8)  Former Chief Financial Officer of the Company
(9)   Corporate Secretary of the Company
(10)  Former Director of the Company

These transactions, occurring in the normal course of operations, are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

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

The high and low market prices for the common shares of the Company on the OTCBB for each full financial quarter for the two (2) most recently completed financial years:

Year Ended	High	Low
April 30, 2010
1st Quarter ended July 2009	0.129	0.071
2nd Quarter ended October 2009	0.169	0.08
3rd Quarter ended January 2010	0.239	0.116
4th Quarter ended April 2010	0.174	0.13

Year Ended	High	Low
April 30, 2009	0.389	0.243
Second Quarter October 2008	0.220	0.050
Third Quarter January 2009	0.120	0.035
Fourth Quarter April 2009	0.110	0.053

The high and low market prices for the common shares of the Company on the OTCBB for the most recent six (6) months:

Month Ended	High	Low
June 2010	0.143	0.0895
May 2010	0.139	0.0975
April 2010	0.1501	0.13
March 2010	0.169	0.131
February 2010	0.174	0.1368
January 2010	0.239	0.15

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

C.        Material Contracts

During the two years immediately preceding publication of this document, the Company entered into material contracts, other than contracts entered into in the ordinary course of business, as follows:

1.	By Letter Agreement (the “Agreement”) dated December 9, 2008 between the Company and St. Andrew Goldfields Ltd. (“SAG”), the Company was granted an option, upon payment of US$100,000, exercisable until February 15, 2009, to acquire a 100% interest in SAG’s wholly-owned subsidiary Mystery Creek Resources Inc. (“MCR”), which subsidiary holds the Nixon Fork gold mine, located 56 km northeast of McGrath, Alaska. The Company exercised the option by paying US$100,000 on February 12, 2009, and the balance was paid in three equal installments on May 1, 2009, July 1, 2009 and September 1, 2009.

2.	On December 16, 2008, the Company entered into an option agreement with Kinbauri Gold Corp. whereby the Company could earn a 60% interest in 40 of Kinbauri’s 84 claims covering approximately 3,458 ha, known as the Fiedmont PGM property, subject to a 2% NSR held by the original vendors. The vendor’s NSR is subject to a 1.0%, $900,000 buyback. to earn a 60% interest. The Company completed an initial drill program targeting potential extensions of the known mineralization in March, 2009; however, no significant assays were returned, and the option agreement with Kinbauri was terminated on October 13, 2009.

3.	In June 2009, the Company granted Fire River Gold Corp. (“FAU”) an option to acquire all of the outstanding shares of MCR. FAU paid PFN US$50,000 on signing of the agreement. The sale of MCR to FAU was approved by PFN shareholders in August 2009. The shareholders of FAU approved the purchase of MCR in September 2009. FAU exercised the option by making further payments totaling US$450,000 and issuing a total of US$2.5 million in FAU shares at a deemed price of $0.45 per share for a total of 6,415,000 shares to the Company. FAU issued to the Company 1,000,000 share purchase warrants entitling the Company to purchase 1,000,000 shares at an exercise price of $0.50 for a period of twenty-four months from the date of closing.

4.	On March 30, 2009, the agreement dated April 30, 2007, between the Company and Diamond Hunter Ltd., whereby the Company can acquire a 100% interest in the Nickel Plats Project (Gochager Lake property), was amended to revise the cash, share and advance royalty payment requirements of the April 30, 2007 agreement as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011		20,000	-	-
On or before 30 April 2012		20,000	-	-
On or before 30 April 2013		20,000	-	-
Total		$150,000	250,000	$-

5.	Agreement dated January 30, 2009, between the Company and CanAlaska, amending the option agreement dated August 15, 2003, as amended April 30, 2006 and further amended on April 1, 2008, whereby CanAlaska assigned a 100% ownership in the Glitter Lake property in Québec to the Company in consideration of meeting CanAlaska’s office lease obligations until the end of the lease term in November 2010, which figure equates to a one-time cash payment of $83,601.

6.	Option Agreement dated July 29, 2009, between the Company and Misty Creek Ventures Ltd, Pamicon Developments Ltd. and First Fiscal Enterprises Ltd. to earn a 100% interest in the Rock and Roll property in British Columbia over a four-year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 PFN shares. The Vendors will retain a 2% NSR, of which 1% can be purchased for $3,000,000. The property is also subject to an underlying NSR of 3%, and an underlying net profits interest of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable in their entirety for $1,500,000 each.

7.	Joint Venture Agreement dated August 14, 2009, between the Company and Alto Ventures Ltd. in respect of the Despinassy Property, Quebec (known as the “Destiny Gold property” by paying Alto $200,000, providing Alto with 250,000 common shares of PFN, and completing a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold property. Subsequent to vesting of its interest, PFN will form a joint venture with Alto to further develop the project. Certain claims comprising the property are subject to underlying net smelter return royalties ranging from 1% to 3.5%, with varying buy-back provisions.

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

ITEM 16.        [Reserved]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Jordan Point, Chairman of the Audit Committee, meets the definition of an “audit committee financial expert” as defined in Item 16.A of Form 20F, is financially literate in accordance with Canadian national securities legislation, is independent in accordance with the standards of Director Independence set out under NI 52-110, and has an understanding of internal controls and procedures for financial reporting.

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

ITEM 18.        FINANCIAL STATEMENTS

Not applicable

ITEM 19.        EXHIBITS

The following exhibits filed with or incorporated into this Amendment #1 to Form 20-F Annual Report for the year ended April 30, 2010:

1	Memorandum and By-laws dated May 29, 1996, and Certificate of Incorporatin as an Alberta corporation.	(2)

1.1	Certificate of Continuation and Articles as a British Columbia Corporation dated July 13, 2004	(6)

4.1	2004 Stock Option Plan	(6)

4.2	2005 Stock Option Plan	(6)

10.1	River Valley Farm-In Agreement dated July 14, 1999, between the Company and Kaymin Resources Limited.	(1)

10.2	Agreement between the Company and CanAlaska dated August 15, 2003, whereby the Company could acquire up to 70% of CanAlaska’s Glitter Lake Property in Québec.	(3)

10.3	Agreement dated April 30, 2006, between the Company and CanAlaska, amending the August 15, 2003 agreement to acquire up to 70% of CanAlaska’s Glitter Lake Property in Québec.	(6)

10.4	Agreement dated April 1, 2008, between the Company and CanAlaska, amending the August 15, 2003 agreement, as amended April 30, 2006, to acquire up to 70% of CanAlaska’s Glitter Lake Property in Québec.	(6)

10.5	Agreement dated January 30, 2009, between the Company and CanAlaska, amending the August 15, 2003 agreement, as amended April 30, 2006, as amended April 1, 2008, assigning 100% ownership of the Glitter Lake Property to the Company.	(6)

10.6	Joint Venture Agreement dated October 31, 2007, between the Company and First Nickel Inc. in respect of the Company acquiring the Southern Ontario Properties (known as the Raglan Hills Property)	(6)

10.7	Letter Agreement dated December 9, 2008 between the Company and St. Andrew Goldfields Ltd., (“SAG”) granting the Company an option to acquire a 100% interest in SAG’s wholly-owned subsidiary, Mystery Creek Resources, Inc.	(6)

10.8	Letter Agreement dated June 26, 2009, effective June 25, 2009, between the Company and Fire River Gold Corp. (“FAU”) granting FAU an option to acquire a 100% interest in the Company’s wholly-owned subsidiary, Mystery Creek Resources, Inc.	(6)

10.9	Agreement dated April 30, 2007 between the Company and Diamond Hunter Ltd. for the Company to acquire a 100% interest in the Nickel Plats Project (Gochager Lake property).	(6)

10.10	Agreement dated March 30, 2009, between the Company and Diamond Hunter Ltd., amending the terms of the Agreement dated April 30, 2007.	(6)

10.11	Joint Venture Agreement dated August 14, 2009, between the Company and Alto Ventures Ltd. in respect of the Despinassy Property, Quebec (known as the Destiny Gold Property)	(6)

10.12	Letter Agreement dated July 28, 2009, between the Company and Misty Creek Ventures Ltd., Pamicon Developments Ltd. and First Fiscal Enterprises Ltd., granting the Company an option to earn a 100% interest in the Rock and Roll Property.	(6)

13.1	Audited Consolidated Financial Statements & Notes thereto for the year ended April 30, 2010	(7)

13.2	Management Discussion & Analysis for year ended April 30, 2010	(8)

13.3	Auditor Consent Letter	(9)

14.	Code of Business Conduct and Ethics	(15)

20.1	Notice and Information Circular	(10)

20.2	Request for Financial Statements Form	(11)

20.3	Form of Proxy	(12)

20.4	Charter of the Audit Committee of the Board of Directors	(13)

20.5	Whistleblower Policy adopted by the Audit Committee on May 24, 2010	(14)

21	List of subsidiaries	(4)

32.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(6)

32.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(6)

32.3	Certification of Chief Executive Officer pursuant to 18 U.S.C Section 1350, Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(6)

32.4	Certification of Chief Financial Officer pursuant to 18 U.S.C Section 1350, Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(6)

32.5	Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer	(6)

(1)	Incorporated by reference from our Registration Statement on Form 20-F filed on paper September 17, 1999.
(2)	Incorporated by reference from our Annual Report on Form 20-F filed on paper June 8, 2000.
(3)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on October 24, 2003.
(4)	Incorporated by reference herein in this document under Item 4. C, Corporate Organization.
(5)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 27, 2010.
(6)	Attached hereto and incorporated by reference herein.
(7)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 27, 2010 as Exhibit 1.
(8)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 27, 2010 as Exhibit 2.
(9)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 27, 2010 as Exhibit 3.
(10)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 27, 2010 as Exhibit 4.
(11)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 27, 2010 as Exhibit 5.
(12)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 27, 2010 as Exhibit 6.
(13)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 27, 2010 as Exhibit 7.
(14)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 27, 2010 as Exhibit 8.
(15)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 27, 2010 as Exhibit 9.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:  March 4, 2011

PACIFIC NORTH WEST CAPITAL CORP.

“Harry Barr”

Harry Barr
President & Chief Executive Officer

“Robert Guanzon”

Robert Guanzon, Chief Financial Officer