Form 20-F
period 2012-04-30
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2012-07-27
CIK 1073238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

[  ] Registration Statement Pursuant to Section 12(b) Or (g) of the Securities Exchange Act of 1934

or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended APRIL 30, 2012

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

650-555 West 12th Avenue, Vancouver, British Columbia V5Z 3X7
(Address of principal offices)

Harry Barr, CEO
info@pfncapital.com, telephone: (604) 685-1870
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

Exhibits Index is on page 108

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
___________________________________________________________________________
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

103,747,214
___________________________________________________________________________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[  ] Yes    [X]  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[  ] Yes    [X]  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes    [  ]  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[  ] Yes    [X]  No

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

        Large accelerated filer [ ]                                Accelerated filer [ ]                                          Non-accelerated filer  [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

        U.S. GAAP [ ]                    International Financial Reporting Standards as issued   [x]                              Other  [ ]
 by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
 [  ] Item 17              [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act.)
[  ] Yes    [X]  No

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

MEASUREMENT CONVERSION INFORMATION

In this Annual Report on Form 20-F, metric measures are used with respect to mineral properties described herein.  For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	2,240 pounds	= 1 tonne
1 yard	= 0.9144 metre	2,000 pounds/short ton	= 0.907 tonnes
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

GLOSSARY

The following are definitions of mining terms and certain other terms used in this Statement.

Ag	Periodic symbol for Silver
Alto	Alto Ventures Ltd.
Anglo Platinum	Anglo American Platinum Corporation Limited
Au	Periodic symbol for Gold
assay	A chemical test performed on a sample of rocks or core to determine the amount of contained metals
assessment work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims
BHEM	Borehole electromagnetic induction geophysics
breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals
Calista	Calista Corporation
CanAlaska	CanAlaska Uranium Ltd.
chalcopyrite	A sulphide mineral of Copper and Iron; an important ore mineral of Copper
channel sample	A sample from a small trench or channel, cut on a rock surface, usually about 5-10 cm wide and 2 cm deep, to provide accurate distribution of mineralization
chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face
CIM	Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves(see “Mineral Reserves – Definitions” below)
Cu	Periodic symbol for Copper
diabase	A common basic intrusive igneous rock usually occurring in dykes or sills
diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter
diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks
Equity	Equity Exploration Consultants Ltd.
exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching and defining or bodies
Feasibility Study	A detailed report showing the feasibility of placing a prospective ore body or deposit of the minerals within a mineral property into production, which report typically includes, inter alia, the specific portion or portions of the property that should be included, in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and the information obtained and evaluations made in respect thereof

Freegold	Freegold Ventures Limited
Fire River	Fire River Gold Corp. – a company trading on the TSX Venture Exchange and having purchased a 100% interest in the Nixon Fork Gold Mine, Alaska, from the Company
First Nickel	First Nickel Inc. - the Company’s joint venture partner on the Raglan Hills project
geophysical survey	The use of one or more geophysical techniques in geophysical exploration
GeoSim	GeoSim Services Inc., a mineral resource estimate consulting firm
GeoSimReport	“Revised Mineral Resources Estimate, Lismer’s North and Varley Areas (Incorporating VII Drilling), River Valley PGM Project, Ontario, for Pacific North West Capital Corp., dated May 2006” (the “GeoSim Report”) prepared by Ron Simpson, P.Geo., of GeoSim, and John Londry, then-Vice President of Exploration for the Company
Geovector	Geovector Management Inc.
gptor g/t	Grams per tonne
grab samples	A sample of rock or sediment taken more or less indiscriminately at any place
granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica
ha	Hectare - a unit for measuring an area of land equal to 10,000 square metres
Induced Polarization	A geophysical survey method which measures the conductivity properties of rocks
Kaymin	Kaymin Resources Limited, a wholly-owned subsidiary of Anglo Platinum
Kinbauri	Kinbauri Gold Corp.
km	A measure of distance known as a kilometre
Pb	Periodic symbol for lead
m	A measure of distance known as a metre
mineral	An inorganic substance having usually a definite chemical composition and, if formed under favourable conditions, having a certain characteristic atomic structure which is expressed in its crystalline form and other physical properties
mineralization	The concentration of metals and their chemical compounds within a body of rock
Ni	Periodic symbol for Nickel
Nickel	A hard white silver metallic chemical element
NI 43-101	National Instrument 43-101,Standards of Disclosure for Mineral Projects – a Canadian instrument
NSR	Net Smelter Return Royalty
opt	Ounces per ton
ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated
oz	A measure of weight known as an ounce
Pd	Periodic symbol for Palladium
PGE	Platinum Group Elements

PGM	Platinum Group Metals
ppb	Parts per billion
ppm	Parts per million
Pt	Periodic symbol for Platinum
Rh	Periodic symbol for Rhodium
Rock & Roll Report	NI 43-101 compliant report on the Rock and Roll Property, entitled “2010 Technical Report on the Rock and Roll Property” by Murray Jones, P. Geo. of Equity, and Allan Armitage, Ph.D., P. Geol. and Joe Campbell, P.Geo., of Geovector, dated February 23, 2011 and filed on the Company’s Form 6-K for May 2011
RVI	River Valley Intrusion
sample	A small portion of rock or mineralization taken so that the metal content can be determined by assaying
sampling	Selecting a fractional but representative part of a rock or mineralization for analysis
Stillwater	Stillwater Mining Company is engaged in the development, extraction, processing, smelting, refining, and marketing of palladium, platinum and associated metals from a geological formation in southern Montana known as the J-M Reef. This is the only known significant source of platinum group metals in the United States and one of the significant resources outside Russia and South Africa. Stillwater’s corporate office is located in Columbus, Montana.
strike	The bearing of a bed or layer of rock
ton	2,000 pounds
tonne	A metric ton (2,204 pounds)
vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source
WardropReport	NI 43-101 compliant “Technical Report and Resource Estimation of the DAC Deposit, Destiny Property, Québec” (the “Destiny Tech Report”) for Alto Ventures Ltd. and Pacific North West Capital Corp. dated March 1, 2011, by Todd McCracken, P.Geo.”, of Wardrop, filed on the Company’s Form 6-K for March 2011
Wardrop	Wardrop - a Tetra Tech Company
Zn	Periodic symbol for Zinc
3E	Pt+Pd+Au
4E	Pt+Pd+Au+Rh

Mineral Reserves – Definitions

Indicated Mineral Resource	An Indicated Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Inferred Mineral Resource	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.
Measured Mineral Resource	A Measured Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on a detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mineral Reserve	As defined by CIM, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
Mineral Resource	A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
Probable Mineral Reserve	A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proven Mineral Reserve	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
Qualified Person or QP	As defined by CIM, a “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

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

SELECTED ANNUAL INFORMATION

Unless otherwise noted, all currency amounts are stated in Canadian dollars. The following table summarizes selected financial data for PFN for each of the three most recently completed financial years.  The 2012 and 2011 information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with IFRS, and related notes.  The 2010 information was prepared in accordance with Canadian GAAP.

	Years Ended 30 April (audited)
	2012	2011	2010
Total revenues	$33,134	$52,293	$59,296
General and administrative expenses	2,975,697	1,526,478	1,789,601
Mineral property cash costs incurred	3,351,736	1,890,288	1,487,026
Income (loss) before other items in total	(2,975,697)	(1,698,576)	(1,789,601)
Net income (loss) from continuing operations in total	(4,987,597)	(4,316,193)	(3,551,664)
Loss per share – Basic & fully diluted – continued operations	(0.05)	(0.06)	(0.06)
Loss per share – Basic & fully diluted – discontinued operation	-	-	0.04
Totals assets	13,200,115	15,575,641	11,353,054
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

The audited consolidated financial statements of the Company and its subsidiaries, including comparative, have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Pursuant to SEC Release No. 33-8567 “First-Time Application of International Financial Reporting Standards”, the Company is only required to include selected financial data prepared in compliance with IFRS extracted or derived from the consolidated financial statements for the year ended April 30, 2012 and 2011 (earlier periods are not required to be included).

Furthermore, pursuant to SEC Release No. 33-8879 “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards Without Reconciliation to U.S. GAAP”, the Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

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

(x)	Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2012, the Company had reserved 19,245,213 common shares for issuance upon the exercise of warrants, incentive stock options and performance shares. Such common shares represent a potential equity dilution of approximately 15.6% based upon the number of outstanding common shares at April 30, 2012, of 103,747,214. Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants. As at April 30, 2012, the Company had an unlimited number of authorized but unissued and unreserved common shares. Issuance of additional common shares would be subject to stock exchange regulatory approval and compliance with applicable securities legislation. The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, property exploration and general working capital requirements which issuances would be subject to regulatory approval.

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

The Company's registered and executive office is located at 650-555 West 12th Avenue, Vancouver, British Columbia, Canada V5Z 3X7, telephone (604) 685-1870, facsimile (604) 685-6550.

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

C.        Organizational Structure

The Company owns 100%  of Pacific North West Capital Corp. USA, and  99.98% of Pacific North West Capital de México, S.A. de C.V. in México (Mr. Harry Barr, CEO of the Company, owns 0.02%).

D.        Property, Plants, and Equipment

PFN rents executive and administrative office space located at 650-555 West 12th Avenue, Vancouver, British Columbia, V5Z 3X7, Canada, for the sum of $18,048.00 per month, subject to annual adjustments.

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

Location Map of River Valley PGM Project relative to the metallurgical facilities in the greater Sudbury region.

River Valley Lease and Claim

Property Location and Access

The River valley project is located in the Dana and Pardo townships of Northern Ontario, approximately 60km east of Sudbury, Ontario. The project is road accessible in Canada's premier Ni-Cu-PGM mining and smelting district which boasts perfect infrastructure and community support for mining activities.

Property and ownership:

River Valley PGM Project is 100% owned by Pacific North West Capital Corp.  The project is under two Mining leases. The Mining Leases cover an area of 5381.1 hectares, including 4,756.2 hectares of Surface and Mining Rights and an additional 624.9 hectares of Mining Rights. The Mining Leases cover all of the NI43-101 mineral resources of the River Valley PGM Project.

The River Valley PGM project was acquired in 1998 by PFN through a number of transactions. PFN discovered significant PGM occurrences on the property and entered into a joint venture agreement with Anglo Platinum in 1999. PFN remained operator of the joint venture.

In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the Project from Anglo Platinum Limited.To the best of PFN’s knowledge there are no environmental or other liabilities associated with the River Valley Joint Venture claims.

All exploration to date has been carried out with appropriate work permits from the Ontario Ministry of Natural Resources.  For the future exploration activities a more elaborate permit may be required, but to PFN’s knowledge there is no impediment to receiving one.

Claim list and anniversary dates - River Valley

Mining Lease/ Claims	Size (Hectars)	Township	Recorded	Current expiry date
CLM450	4777.181	Dana	1-Nov-11	31-Oct-32
CLM451	570.308	Pardo	11-Jan-12	28-Feb-33
S 3017059	256	Pardo	8-Apr-04	5-Oct-12
S 3017060	256	Pardo	8-Apr-04	5-Oct-12
S 3017061	256	Pardo	8-Apr-04	5-Oct-12
S 3017062	256	Pardo	8-Apr-04	5-Oct-12
S 3017085	256	Pardo	8-Apr-04	5-Oct-12

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

Locations of mineralized zones in the River Valley Intrusion

Mineralization

An economically important feature commonly shared by the Agnew Lake, East Bull Lake and River Valley Intrusions is the occurrence of a copper-nickel-PGE bearing breccia unit situated at the base of the intrusions, where the footwall contact is preserved. The breccia units are characterized by inclusions of footwall and cognate mafic to ultramafic xenoliths and autoliths set within a gabbronorite to olivine-bearing gabbronorite matrix. Near the contact, marginal footwall breccias and zones of extensive footwall dikes may also be present. Blebby to disseminated chalcopyrite and pyrrhotite, typically in modal amounts from 0.5 to 2%, occur in the matrix of the marginal and brecciated rocks and occasionally within the breccia’s more mafic fragments. This sulphide mineralization commonly contains between 1 g/t and 5 g/t combined platinum-palladium-gold. On the basis of work completed to date, several important observations and conclusions can be made regarding the geological environment of the contact-type PGM-copper-nickel sulphide mineralization on the Property:

• The Breccia Zone (approximately 10 to 195 m intersections), which includes the main mineralized breccia or Main Zone, has relatively consistent, elevated PGM values. The Main Zone occurs within about 20 m of the intrusive contact with Archean paragneiss and migmatite.

• The Inclusion-Bearing Zone (approximately 1.0 to 100 m intersections) is variably mineralized and has scattered, elevated PGM values.

• Sulphide contents generally range from 1 to 5% total sulphide but can be as high as 10% when occurring as localized clusters of disseminated and bleb sulphide. There is a moderate correlation between PGM-bearing sulphide mineralization and patches of blue-grey quartz (referred to as cauliflower) and/or elevated biotite concentrations.

• The majority of sulphide mineralization occurs as magmatic sulphide grains that are primarily disseminated and bleb textured, with subordinate nettextures. Principal sulphide minerals are chalcopyrite, pyrrhotite, and entlandite with subordinate pyrite, cubanite and bornite.

• Although the mineralized sections at the Dana Lake Area and Lismer Ridge are broadly similar, there are several notable differences. Mafic rocks at Lismer Ridge commonly develop a moderate foliation and tend to have a higher proportion of chlorite and biotite. There is also a higher proportion of visible chalcopyrite relative to pentlandite + pyrrhotite at Lismer Ridge and chalcopyrite is more commonly re-crystallized along foliations. At Lismer Ridge, blue quartz is not as prolific within the mineralized sections. These differences are likely the result of a slightly higher metamorphic grade at Lismer Ridge (mid- to upper-amphibolite facies), relative to the Dana Lake Area (greenschist facies). The zones of mineralized breccia starting in the northwest and proceeding to the southeastern extent of the contact on the Property are: Dana North, Dana South, Banshee, Lismer’s Extension, Lismer’s Ridge, Varley, Azen, Jackson’s Flats, and Razor (Figure below)

Joint Venture Exploration Programs (1999-2008)

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

A further $245,000 budget was approved for the project in 2009 to carry out reclamation work on the River Valley property. As of February 28, 2009, the process of archiving material, storing equipment, and shutting down operations in Sudbury was complete. Reclamation work was completed in August 2009.

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

2011 Exploration Program

After Pacific North West Capital Corp. acquired 100% of the project, the company announced that it commenced a five million dollar 15,500 metre exploration program for its 100% owned River Valley PGM Project. During 2011 exploration, PFN completed more than 15,500 metre of drilling and more than 140 line km of 3D IP geophysics survey. Following is a summary of the program achievements;

Resource Drilling, 13,500 metres

  Focused in the Dana North and Dana South zones
  Infill drilling to advance inferred to indicated resources, increase grade and close gaps
  Proximal targets drilled along strike and down-dip to expand current (2006) mineral resources

Exploration Drilling, 2,000 metres

  Commenced on completion of the resource drilling
  Drill one new 3D IP chargeability target
  Drill two under explored targets identified from surface mineralization internally within the intrusion not drilled previously

 Geophysical Surveys

  During resource drilling, 130 line km of ground 3D IP surveys completed to generate new targets
  New targets identified, ranked and prioritized for drill testing ( Figure below)

Other Activities

  Environmental baseline studies

 Geology Map of River Valley Project

The 2011 drilling program carried out on the Property commenced on April 6, 2011 and was completed on January 13, 2012. Foraco Drilling Ltd., based out of North Bay, Ontario, was contracted to carry out the diamond drill program using a hydraulic VD 5000 diamond drill rig. A total of 46 holes were drilled during three phases of the program totalling 12,767 m of NQ sized core. Dip tests were taken approximately every 50 m with a FLEXIT and later a REFLEX tool. Holes varied in length from 75 to 690 m.

This program was implemented over three stages with each stage having somewhat different but overlapping objectives. The diamond drill program was undertaken in the Dana area of the Property and completed between April 6 and mid-November 2011 (Table 10.2 and Figure 10.1). Main objectives were to:

• improve the confidence of the resource estimates and grade calculations, as well as possibly improve on the existing computations

• test deeper lying portions of the contact for improved grades and widths.

2011 Drill Results

Drilling continued to establish continuity between previously-identified mineralized intercepts on the deposit. At shallow to moderate depths, drilling encountered moderate- to high-grade gold mineralization in most of the holes drilled. Low-grade gold mineralization ranging 0.5 to 1.5 g/t was encountered over wide intersections in many of the holes ranging 8 to 25 m in length. In some holes, multiple wide low grade zones were cored.

2011 Drill Collar Locations

Discussion

Work to date at River Valley suggests that the best potential for economic accumulations of PGM‐Cu‐Ni sulphide mineralization is within the Breccia Zone. This zone includes the main mineralized zone. The main zone occurs within about 20 m of the intrusive contact with country rocks. This contact zone extends for over 9 km of prospective strike length and hosts the currently defined resource.

Target areas on IP map

Main Zone of the breccia‐hosted PGM mineralization averages 20‐50 m in thickness, continues to depths of greater than 200 m, and is for the most part open along strike and downdip. In addition, the drilling demonstrates predictable grade to depth with significant high grade intersections (5‐10 gpt 3E over 1‐5 m & 3‐5 gpt 3E over 5‐10 m) enveloped by broader (commonly >20 m and sometimes >100 m) lower grade (1.0‐1.5 gpt 3E) intersections.

The continuity of mineralization and the remarkable consistency in the geology and stratigraphy along strike and at depth, suggests that there is significant potential to increase resources on the property through further extensional drilling away from the currently defined mineralized zones. Deeper holes confirmed the presence of mineralization at depths greater than 350 m (down dip and down plunge). There is a general correlation between three dimensional induced‐polarization (3D‐IP) geophysical survey anomalies and PGM sulphide intersections.

The intersections for most of the holes correlate with relatively high chargeability, an indication of disseminated sulphide.

2012 Mineral Resource Estimate (NI 43-101 compliant):

The detailed results of the new mineral resources estimate for the River Valley PGM Project are presented in the table below. This NI43‐101 compliant mineral resource estimate was completed by Tetra Tech, Sudbury. The new estimate incorporates the 13,140 metres in 46 holes drilled in the Dana North and Dana South Zones since the May 2006 estimate.  All 462 holes were drilled at a nominal drill section spacing of 25 metres to 100 metres on the eight separate mineralized zones shown in Figure below.

The estimated NI43‐101 compliant Measured and Indicated mineral resources at a cut‐off grade of 0.80 g/t PdEq have increased by 470% from the previous mineral resource estimate filedMay 2006 to 91,339,500 tonnes grading 0.84 g/t Pd+Pt+Au, 0.06% copper, 0.02% nickel and 0.002% cobalt. The compliant Inferred mineral resources have increased by >1000% to 35,911,000 Mt grading 0.53 g/t Pd+Pt+Au, 0.06% copper, 0.03% nickel and 0.002% cobalt.

The mineral resources were estimated using Datamine Studio3(c) software and are reported at a cut‐off grade of 0.8 PdEq. The 0.8 g/t PdEq cut‐off was used pending future assessment of the economics and development potential of River Valley as an open pit mining project. The Company considers the 0.8 g/t cut‐off value to be appropriate because: 1) the PdEq grade is 1.38 g/t for Measured and Indicated and 1.07 g/t for Inferred resources; and 2) rhodium and silver are not included in the PdEq calculation.

Comparisons are made above to the previous NI43‐101 compliant River Valley mineral resource estimate of May 2006 (Technical Report by GeoSIMS available on PFN's SEDAR and EDGAR profile and on the Company's website). The large increase in the mineral resources reported herein is explained by the combined effects of:

1.	incorporation of the 2011 resource drilling results;

2.	inclusion of three mineralized zones that were previously overlooked;

3.	use of PdEq rather than Pd+Pt cut‐off grades; and

4.	use of a length‐weighted average Specific Gravity value of 2.94 measured for River Valley rather than the previous value of 2.89.

NI43‐101 Compliant Mineral Resources for the River Valley PGM Project, Sudbury, Ontario

Measured												Contained Metal	
Zone	PdEq Cut-off	TONNES	Pd	Pt	Rh	Au	Ag	Cu	Ni	Co	PdEq	PGM+Au	PdEq
	(g/t)		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(%)	(g/t)	(oz)	(oz)
Azen	0.80	-	-	-	-	-	-	-	-	-	-	-	-
Banshee	0.80	-	-	-	-	-	-	-	-	-	-	-	-
Dana North	0.80	9,622,180	0.66	0.24	0.023	0.05	0.70	0.07	0.02	0.003	1.56	295,747	468,612
Dana South	0.80	5,980,550	0.79	0.26	0.027	0.05	0.56	0.06	0.01	0.003	1.68	210,735	313,237
Lismer	0.80	9,982,120	0.50	0.20	0.018	0.04	0.40	0.05	0.02	0.003	1.24	235,646	386,598
Lismer Extension	0.80	-	-	-	-	-	-	-	-	-	-	-	-
Razor	0.80	-	-	-	-	-	-	-	-	-	-	-	-
Varley	0.80	-	-	-	-	-	-	-	-	-	-	-	-
Total Measured		**25,584,850**	**0.63**	**0.23**	**0.022**	**0.04**	**0.55**	**0.06**	**0.02**	**0.003**	**1.46**	**742,127**	**1,168,447**

Indicated												Contained Metal	
Zone	PdEq Cut-off	TONNES	Pd	Pt	Rh	Au	Ag	Cu	Ni	Co	PdEq	PGM+Au	PdEq
	(g/t)		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(%)	(g/t)	(oz)	(oz)
Azen	0.80	-	-	-	-	-	-	-	-	-	-	-	-
Banshee	0.80	-	-	-	-	-	-	-	-	-	-	-	-
Dana North	0.80	14,076,300	0.60	0.22	0.021	0.04	0.52	0.07	0.02	0.003	1.45	392,562	635,796
Dana South	0.80	8,040,000	0.70	0.24	0.024	0.04	0.59	0.05	0.01	0.003	1.49	252,029	373,248
Lismer	0.80	16,300,300	0.48	0.19	0.018	0.04	0.05	0.06	0.02	0.003	1.25	371,212	638,230
Lismer Extension	0.80	13,690,300	0.57	0.23	0.021	0.04	0.12	0.06	0.02	0.002	1.37	365,153	586,774
Razor	0.80	-	-	-	-	-	-	-	-	-	-	-	-
Varley	0.80	13,647,800	0.53	0.21	0.019	0.03	0.17	0.05	0.01	0.002	1.27	339,978	540,424
Total Indicated		**65,754,700**	**0.56**	**0.21**	**0.020**	**0.04**	**0.26**	**0.06**	**0.02**	**0.002**	**1.35**	**1,720,935**	**2,774,470**

Measured+Indicated												Contained Metal	
Zone	PdEq Cut-off	TONNES	Pd	Pt	Rh	Au	Ag	Cu	Ni	Co	PdEq	PGM+Au	PdEq
	(g/t)		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(%)	(g/t)	(oz)	(oz)
Azen	0.80	-	-	-	-	-	-	-	-	-	-	-	-
Banshee	0.80	-	-	-	-	-	-	-	-	-	-	-	-
Dana North	0.80	23,698,480	0.63	0.23	0.022	0.04	0.59	0.07	0.02	0.003	1.49	688,309	1,104,408
Dana South	0.80	14,020,550	0.74	0.25	0.025	0.04	0.58	0.05	0.01	0.003	1.57	462,764	686,484
Lismer	0.80	26,282,420	0.49	0.19	0.018	0.04	0.18	0.06	0.02	0.003	1.25	606,858	1,024,827
Lismer Extension	0.80	13,690,300	0.57	0.23	0.021	0.04	0.12	0.06	0.02	0.002	1.37	365,153	586,774
Razor	0.80	-	0.00	0.00	-	0.00	0.00	0.00	0.00	-	0.00	-	-
Varley	0.80	13,647,800	0.53	0.21	0.019	0.03	0.17	0.05	0.01	0.002	1.27	339,978	540,424
Total Measured+Indicated		**91,339,550**	**0.58**	**0.22**	**0.021**	**0.04**	**0.34**	**0.06**	**0.02**	**0.002**	**1.38**	**2,463,062**	**3,942,917**

Inferred												Contained Metal	
Zone	PdEq Cut-off	TONNES	Pd	Pt	Rh	Au	Ag	Cu	Ni	Co	PdEq	PGM+Au	PdEq
	(g/t)		(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(%)	(g/t)	(oz)	(oz)
Azen	0.80	16,095,000	0.37	0.15	0.014	0.03	0.08	0.05	0.03	0.001	1.11	285,081	559,956
Banshee	0.80	3,320,000	0.35	0.19	0.015	0.03	-	0.05	0.01	-	1.00	61,659	103,387
Dana North	0.80	-	-	-	-	-	-	-	-	-	-	-	-
Dana South	0.80	-	-	-	-	-	-	-	-	-	-	-	-
Lismer	0.80	303,000	0.31	0.13	0.012	0.03	-	0.06	0.02	0.002	0.92	4,584	8,747
Lismer Extension	0.80	-	-	-	-	-	-	-	-	-	-	-	-
Razor	0.80	16,163,000	0.36	0.12	0.013	0.02	0.16	0.06	0.03	0.003	1.05	262,468	528,164
Varley	0.80	30,000	0.30	0.15	0.012	0.03	-	0.07	0.01	0.002	0.94	459	882
Total Inferred		**35,911,000**	**0.36**	**0.14**	**0.014**	**0.03**	**0.11**	**0.06**	**0.03**	**0.002**	**1.07**	**614,252**	**1,201,137**

Note: due to rounding, some totals may not appear to total properly

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.

Notes to Mineral Resources in Table:

1. The mineral resource estimates in this press release use the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The mineral resource estimates provided in this report are classified as "measured", indicated", or "inferred" as defined by CIM. According to the CIM definitions, a Mineral Resource must be potentially economic in that it must be "in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction".

2. For the River Valley project, a palladium equivalent (PdEq) cut‐off grade was assigned based on economic assumptions from comparisons to other projects, and was used in the resource estimations. Resources reported in this press release use a cut‐off of 0.80 g/t PdEq. Grades have assumed 100% recoveries. The parameters used to generate the PdEq value are provided below:

PdEq=( (Au grade*$Au*Factor1)+(Pt grade*$Pt*Factor1)+(Pd grade*$Pd*Factor1)+(Ni grade*$Ni*Factor2)+(Cu grade*$Cu*Factor2)+(Co grade*$Co*Factor3))/($Pd*Factor1)
$Au = US$1271 per oz.
$Pt = US$1885 per oz.
$Pd = US$896 per oz.
$Ni = US$ 9.74 per lb.
$Cu = US$3.00 per lb.
$Co = US$15.90 per lb.
Factor1 = 0.0321508 (converts ounce per tonne to grams per tonne)
Factor2 = 22.04622 (converts pounds to grade percent)
Factor3 = 0.002205 (converts pounds to ppm)

3. The mineral resources were estimated using a block model with parent blocks of 10m x 10m x 5m and using ordinary kriging (OK) methods for grade estimation. A total of eight individual mineralized domains were identified. The determination technique of the mineral resource is based on the combination of geological modelling, geostatistics and conventional block modelling using the OK method of grade interpolation. The block model resource estimate prepared by the Tetra Tech, was based on more than 96,980 metres of diamond drilling in 462 diamond drill holes. The assay data was reviewed and a composite interval of 2.0 metres was used.

Statistical and Variogram analyses were performed to determine the "nugget effect".

4. Rhodium grades were not estimated by the OK methodology. Rhodium values were determined using a regression formula based on the platinum and palladium grades. Rhodium values are not incorporated into the PdEq value. The PdEq value also does not include silver.

5. The QAQC protocols and corresponding sample preparation and shipment procedures for the River Valley Project have been reviewed and approved by Tetra Tech.

Exploration & Development Plans

Potential exists for expanding the size of the PGM resources even more through extensional and additional drilling along strike, across strike and down-dip of the mineralized zones as currently defined.  Inferred resources can be advanced to indicated and measured resources through denser drilling at the Banshee, Azen and Razor zones.  Furthermore, exploration of new targets (i.e., reef-style mineralization) generated internally within the River Valley Intrusion) and in the adjacent country rocks (i.e., magmatic feeder zones) could result in discovery of new resources.

With regard to project development, the next logical steps are for proper metallurgical testing of fresh mineralized rock by an independent laboratory, continued baseline environmental studies, and development of a community relations program.  Pending results, these steps would ultimately lead a Preliminary Economic Assessment (aka Scoping Study) of the economics and development potential of the River Valley Project as a large open pit mine and mill operation.

Location of the mineralized zones in the Breccia Unit at the base of the River Valley Intrusion, Sudbury area, Ontario.

2011 and 2012 Quality Assurance and Quality Control (QA/QC)

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

Spade Zone

The three drill holes at Spade Zone were designed to test an olivine-bearing gabbronorite unit for PGM mineralization, in follow-up to an intercept in a single hole (SL-01) drilled in the hanging wall to the Azen Zone in 2006. All three holes intersected wide intervals of gabbronorite hosted PGM-Cu-Ni sulphide mineralization (Figure below). Drill hole SL008 was drilled on the same section, but at a stepper angle than SL-01 in order to test for continuity of the mineralization at depth. SL008 intersected two sequences of olivine gabbronorite hosting 3-5 % sulphides, from 34 metres to 166 metres down hole and from 180 to 261 metres down hole, samples which returned anomalous PGM assays and elevated nickel and copper assays. The best composited assay result was a 0.83 gpt 3E over 14 metres, from 182 to 196 metres down hole, including 1.04 gpt 3E over 4 metre from 186 to 190 metres down hole.

Drill hole SL009 was collared 75 metres to the east of SL008. The hole intersected a sequence of olivine gabbronorites from 77 to 99 metres down hole and gabbronorites from 173 to the 308 metre down hole. From 188 metres to 296 metres, the hole intersected a broad interval of 0.3-0.9 gpt 3E assays. The best composite assay from this interval was 1.16 gpt over 3 metres from 271 metres.

Drill hole SL010 was drilled 50 metres east of SL008. The hole was collared in a sequence of gabbronorite-olivine gabbronorites that continued to 253 metres down hole. Assays from several intervals within the gabbronorite returned anomalous results for PGM+Au. The best composite assays were 1.18 gpt 3E over 8 metres from 184-192, including 2.36 gpt 3E over 2 metres.

Spade Zone Drill Holes Cross Section Drill Holes Location Map

The drill results for the 2012 program combined with the previous drilling reveal the presence of a previously unrecognized PGM mineralized zone, hereafter referred to as the Spade Zone, which is actually separate and apart from the Azen Zone. At this stage, the Spade Zone has been traced for only 125 metres along strike and from 80 metres to 200 metres depth. The zone is open along strike and up- and down-dip, and additional infill and extensional drilling has been recommended for this area.

Its location internally within the River Valley Intrusion means that Spade Zone represents stratiform or reef type PGM mineralization, rather than contact type PGM Mineralization like the underlying Azen Zone (more typical of River Valley PGM mineralization). Furthermore, higher values of Mg, Ni/Pd and Cu/Pd and lower Al, PGM and Pd/Pt suggest host rocks and contained sulphides at Spade Zone that are comparatively less fractionated. These results provide encouragement for systematic PGM exploration internally within the intrusion, using an exploration model based on multiple magmatic pulses in a dynamic system.

Other Targets

The three holes drilled at the Dragon target (Figure below) were designed to test for PGM mineralization below mineralized grab samples of olivine gabbronorite. The holes intersected mineralized intercepts from 8 metres to 3 metres wide at shallow depths. Drill hole DZ001 returned the best assay results: 2m @ 1.84 gpt 3E, including 1m @ 2.55 gpt 3E.

The three holes drilled at the East Banshee target (Figure below) were designed to test an internal IP anomaly for PGM mineralization. The holes did not return any significant PGM assay results. The IP anomaly is explained by the presence of gabbro with up to 10% magnetite grains.

Collar location map for the 2012 exploration drill holes on the River Valley Property, Sudbury region

On June 15, 2012, the Company announced the filing of the new NI43-101 Technical Report, including a new Mineral Resource Estimate for the River Valley PGM Project, located 100 km from the world-renown Sudbury Ni-Cu-PGM Mining Camp.

On June 19, 2012, the Company announced assay results for exploration drill holes in the River Valley 2012 Phase I exploration program on its 100% owned River Valley PGM Property, located within 100 km northeast of Sudbury, Ontario. This phase of exploration focused on drill testing three targets internally within the River Valley Intrusion Complex (RVIC) for reef style platinum group metal (PGM) mineralization. Significant intercepts are listed in the table and discussed below.

Composited assay results for the 2012 exploration drill holes at Spade Lake results for the 2012 at Spade Lake

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Pt (gpt)	Pd (gpt)	Au (gpt)	3E (gpt)	Ni (%)	Cu (%)
SL008	182	196	14	0.22	0.61	0.05	0.83	0.04	0.10
Including	186	190	4	0.29	0.75	0.07	1.04	0.05	0.13
SL009	271	278	7	0.24	0.65	0.03	0.92	0.05	0.07
Including	271	274	3	0.3	0.83	0.04	1.17	0.08	0.10
And	277	278	1	0.5	1.64	0.09	2.23	0.03	0.12
SL010	184	192	8	0.31	0.81	0.06	1.18	0.04	0.09
Including	186	189	3	0.56	1.5	0.1	2.16	0.08	0.15

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

(B) RIVER Valley East and West PGM Project, Ontario

On September 15, 2011, the Company staked 132 mining claims covering approximately 58,000 acres adjacent to its River Valley palladium (Pd), platinum (Pt) and gold (Au) project in the Sudbury area of Ontario (Figure below). The newly acquired claim group is located east of the city of Sudbury, in the townships of Davis, Henry, Janes, Loughgrin, Pardo, Dana Hobbs and McWilliams. The property is situated to the east of the Sudbury Basin and north of Highway 17.  It covers two rock groups that host significant concentrations of Platinum Group Metals (PGM) mineralization; the River Valley-East Bull Lake Suite of rocks and the Nipissing Gabbro.

River Valley West claims cover branches of the River Valley Intrusion from the main intrusive body that hosts the River Valley PGM resource and intrude Huronian sediments to the west. These units are under explored making them attractive exploration targets. The East Bull Lake Suite has the potential to contain at least two different styles of sulphide mineralization: 1) brecciated contact style mineralization (similar to PFN’s River Valley PGM Project); and 2) reef style mineralization in the interior of these intrusive bodies, at the interface or zone of mixing of magmas of differing composition. The Nipissing Gabbro has been explored for PGM on some areas of the property. Public sector geochemical data from the newly acquired claims indicate widespread anomalous PGM, gold and base metals. Hypersthene-bearing gabbro and contact breccia appear to be the most favourable lithologies within the Nipissing for hosting significant PGM mineralization.  A joint venture partner is being sought to further explore the project.

Location of the River Valley East and West Properties

(C) Heaven Lake PGM, Gold Project, Ontario

On December 13, 2010, the Company staked 220 square kilometres 10 km north of Lac des Iles Mine, North of Thunder Bay, Ontario.

The Heaven Lake property is located 130 km north of the city of Thunder Bay and 15 km north of the Lac des Iles PGM Mine. Access is by all‐season paved highways, logging gravel roads and bush trails (Figure below). The roads and trails link to the access road system for the Lac des Iles Mine.  The Heaven Lake claim group consists of 88 contiguous 16‐unit claims on Crown Lands (1408 units), encompassing an area of 22,528 ha and owned 100% by PFN.

The Heaven Lake Property lies near the boundary of the Archean Superior Province to the west and the Mesoproterozoic Nipigon Embayment to the east (Figure 3). The property is underlain by metamorphosed and deformed Archean volcanic‐sedimentary rocks and intermediate to felsic intrusions of the Wabigoon Terrane .. The Archean rocks are disconformably overlain by Mesoproterozoic sedimentary rocks and intruded by Nipigon diabase sills. The latter bodies are related to the ~1100 million‐year‐old Midcontinent Rift (MacDonald et al., 2005).

Indicative Exploration Program

The exploration targets most commonly noted in the provincial assessment reports are Lac des Iles style PGM mineralization and, more recently, Thunder Bay North style Cu‐Ni‐PGM mineralization. At Heaven Lake, however, Ni‐Cu‐PGM mineralization near the base of the gabbro‐pyroxenite intrusion could possibly indicate different target type. This target area should be ranked highly for IP and time‐domain EM surveys on grids with 100 metre line spacing and, pending results, drill testing. Elsewhere on the Heaven Lake property, geophysical surveys and mapping and prospecting surveys by experienced personnel should be carried out to find and explore other prospective mafic intrusions. An additional focus for exploration should be the unexplained airborne EM anomalies about Whitton Lake.

The presence of thick overburden and the flat‐lying Nipigon Diabase unit hinders ground geophysical surveys and surface mapping and prospecting work. A modern airborne geophysical survey with higher resolution and increased depth penetration combined with inversion modelling of EM and magnetic anomalies of interest could better focus follow‐up exploration activities on the ground. Indeed, OFR 6164 (MacDonald et al., 2005) reports the presence of a magnetic anomaly at depth beneath the northeastern part of the Heaven Lake Property. Gabbro has been reported in the area, but also present are thick horizons of magnetic massive pyrrhotite associated with chert. The significance of that magnetic anomaly remains to be determined. Inversion modelling combined with physical property studies warrants consideration, as a means of evaluating the potential of the Heaven Lake Property area to hold large mafic to ultramafic intrusions which do not outcrop.

Several exploration companies have recently staked properties around the Heaven Lake Property. These companies include Platinum Group Metals and HTX Minerals Corp., which are known to have interest in Cu‐Ni‐PGMs.

A joint venture partner is being sought to further explore the project.

Location of the Heaven Lake Property, northwestern Ontario

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

Reconnaissance prospecting, sampling and geochemical soil programs was conducted over the property, as well as the historical showing areas.

In 2007 the Company entered into a 50/50 joint venture agreement with First Nickel to evaluate the claims as well as their adjoining claims (1728 hectares) as one property.

Location Map of Raglan Hills joint venture property

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

(V)       Coldwell Properties, Ontario

Ownership

In 2007, the Company acquired 91 mineral claims (20,254 ha) by staking in the Coldwell area near Marathon, Ontario. The claims covered parts of the Coldwell alkaline intrusive complex, which also hosts the Marathon PGM deposit.

Location Map of Coldwell property near Marathon, Ontario

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

Location Map of East Sudbury property near Sudbury, Ontario

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

On May 2, 2012, the Company entered into an agreement with El Condor Minerals Inc. ("El Condor")  to which El Condor has the option to earn a 100% interest in the Glitter Lake Property in the James Bay lowlands region of Quebec.

El Condor can earn a 100% interest in the Glitter Lake Property by paying an initial $50,000 (paid) and issuing 350,000 common shares to PFN (completed), and by making additional cash payments totaling $100,000 and issuing an additional 650,000 common shares of El Condor to the Company on or before the second anniversary of the Agreement, and by maintaining the Glitter Lake Claims in good standing for the 2-year term of the Agreement. A 2% net smelter return royalty has been granted to the Company, of which 1% may be purchased by El Condor for $1,000,000. The Glitter Lake Property is also subject to a pre-existing aggregate 2% royalty payable to various royalty holders.

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

 On August 8, 2011 PFN announced that, subject to regulatory and shareholder approvals, it has entered into a letter agreement (“LA”) with Next Gen Metals Inc. (“Next Gen”) (TSX.V:N) whereby Next Gen has been granted an option (“Option”) to acquire the Company’s 60% earn‐in option interest (“Option Interest”) in the Destiny Gold Project located in Abitibi‐Témiscamingue region of Québec, which Option Interest has been granted to the Company pursuant to an agreement with Alto Ventures Ltd. (“Alto”)(TSX.V:ATV).

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

The Phase II drilling program began January 26, 2010 and was completed in March 2010. The results from the Phase I and Phase II programs are incorporated into the extensive data base available for the Destiny project for the next stage of work, which may include diamond drilling. Drilling at the DAC Deposit continued to intersect multiple gold zones with high grade values over significant widths. Table below illustrates significant drill intervals.

Table of Significant Gold Assays

Hole Number	From (m)	To (m)	With (m)*downhole	Au (g/t)
DES09-128	315. 458.1	318.6 458.6	3.6 0.5	1.37 2.99
DES09-129	257.7 308.8 407.0	266.0 316.3 407.5	8.3 7.5 0.5	1.10 0.78 16.43
Hole Number	From (m)	To (m)	With (m)*downhole	Au (g/t)
DES09-130	299.2 305.5 354.4	312.6 306.7 374.2	13.4 1.2 19.8	0.7 6.02 0.53
DES09-131	94.6 116.8 131.0	119.9 118.9 170.5	25.3 2.1 49.5	0.51 2.42 0.36
DES09-134 Includes	124.8 256.9 259.6 316.7	135.3 266.7 260.6 332.8	10.5 9.8 1.0 6.1	0.41 0.53 2.54 0.28
DES09-135 Includes Includes Includes Includes Includes	355.75 357.25 365.5 374.85 375.4 386.65 389.15 431.4 446.5 486.55 527.1 527.1	368.0 357.75 366.0 377.0 375.7 391.0 390.15 441.8 70.35 496.9 530.0 527.75	12.25 0.5 0.5 2.15 0.3 4.35 1.0 10.4 23.85 10.35 2.9 0.65	2.85 12.69 51.66 1.55 7.9 0.74 2.34 0.46 0.36 0.35 3.35 12.84
DES09-136 Includes	451.0 460.9	463.3 461.5	12.3 1.6	0.9 3.59
DES09-137 Includes Includes Includes	216.3 226.8 251.9 254.0 371.0 372.9	227.6 227.6 258.5 254.5 374.0 374.0	11.3 0.8 6.6 0.5 3.0 1.1	0.92 4.0 1.16 12.0 8.46 20.85
DES09-138 New Vein	22.0 91.0	44.0 92.0	22.0 1.0	0.39 2.57

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

Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability.

DAC Resource Estimation Summary (using ID2 method)

Class	Zone	Capping Grade (g/t)	Tonnes Above Capped Grade	Average Grade (g/t)	Average True Width (m)	Au Ounces
Indicated	1	7.53	1,395,600	0.84	16	37,760
	2	19.63	2,942,700	1.19	30	112,644
	3	6.66	1,370,700	0.99	12	43,675
	4	10.80	3,542,600	1.06	21	121,221
	5	14.00	1,573,900	0.97	15	49,231
	Total		10,825,500	1.05		364,530

Class	Zone	Capping Grade (g/t)	Tonnes Above Capped Grade	Average Grade (g/t)	Average True Width (m)	Au Ounces
Inferred	1	7.53	971,900	0.70	16	21,724
	2	19.63	1,841,100	1.06	30	62,487
	3	6.66	725,500	0.93	12	21,759
	4	10.80	3,085,300	0.89	21	88,767
	5	14.00	1,706,600	0.96	15	52,854
	Total		8,330,400	0.92		247,590

Cut-off Sensitivities for the DAC Deposit Resource Estimate

Class	ID2 Cut-off (Au g/t)	Tonnes	AverageGrade (Au g/t)	Contained Ounces Au
Indicated	0.2	24,275,300	0.65	509,960
	0.4	14,371,800	0.90	415,780
	0.5	10,825,500	1.05	364,530
	0.6	8,225,700	1.21	318,840
	0.8	5,359,200	1.48	255,370
	1.0	3,858,800	1.71	212,310
	1.5	1,820,100	2.26	132,490
	2.0	979,900	2.73	86,100

Class	ID2 Cut-off (Au g/t)	Tonnes	AverageGrade (Au g/t)	Contained Ounces Au
Inferred	0.0	31,535,100	0.43	436,840
	0.2	22,541,600	0.55	401,190
	0.4	12,132,100	0.78	302,500
	0.5	8,330,400	0.92	247,590
	0.6	5,797,600	1.09	203,210
	0.8	3,534,600	1.35	153,420
	1.0	2,521,400	1.53	124,390
	1.5	1,133,600	1.93	70,360
	2.0	385,600	2.29	28,400

On June 27, 2012, the Company elected to terminate its option agreement with Alto Ventures Ltd. (“Alto”) on the Destiny Gold Project in Val d’Or, Quebec.

Pacific North West Capital Corp. decided it would be in the best interest of the company to not pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project.

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

SASKATCHEWAN, CANADA

(I)            Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company optioned the Nickel Plats property from Diamond Hunter Ltd. (“Hunter”) (Figure below). The property is located approximately 50 km north of La Ronge, Saskatchewan. The property covers a Ni-Cu occurrence (historic resource of 1.7 million tonnes grading 0.74% combined Ni-Cu) within a sulphide rich (pyrrhotite, chalcopyrite and pyrite) gabbro intrusion.

On 30 March 2009, the Company and Hunter signed an amendment to the terms agreement as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011	(paid)	20,000	-	-
On or before 30 April 2012	(paid)	20,000	-	-
On or before 30 April 2013		20,000	-	-
Total		$150,000	250,000	$-

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

The Nickel Plats Project area is located at or near a terrain boundary underlain by Proterozoic rocks of the Hearne-Reindeer and Reindeer zones to the east of the Archean Hearne Craton and northwest of the Archean Sask Craton. The Reindeer zone forms the core of the Trans-Hudson Orogen and is subdivided into the Rottenstone and La Ronge domains. The Rottenstone domain consists of mainly metasedimentary rocks intruded by tonalite-trondhjemite plutons and small mafic- ultramafic intrusions. The grade of regional metamorphism ranges from lower amphibolite to upper amphibolite. The mafic-ultramafic intrusions are the foci of PFN’s exploration interest.

The property is underlain by gneissic to migmatitic metasedimentary rocks with or without metavolcanic rocks, intermediate to felsic intrusions and, locally, mafic-ultramafic plutons. The pluton at the Gochagar Lake Property is a multiphase intrusive complex consisting of a core of hornblendite and a margin of diorite that was intruded by gabbro. The gabbro is described as relatively fresh which contains xenoliths of the metasedimentary country rocks and hosts nickel-copper sulphide mineralization. The mineralized host rock types are norite, websterite, hartzburgite, hornblendite and even the surrounding metasedimentary rocks.

Exploration work carried out by PFN consists of drill core resampling for modern assays and an airborne electromagnetic (EM) survey. Only a single drill hole was resampled. The assay results confirm the nickel enriched (up to 0.60% Ni) composition of the mineralization relative to copper (up to 0.16% Cu), presence of cobalt (up to 0.022%) and minor amounts of PGM (up to 0.3 gpt Pt+Pd).

In 2008, a total of 2284 line km of VTEM was flown by Geotech over PFN’s Nickel Plats Project area. Mr. Laurie Reed (a renowned geophysical consultant) completed an interpretation of the VTEM survey for PFN. The survey did detect the Gochagar A-Zone deposit. Several similar responses were identified in the vicinity of that zone and elsewhere on the Nickel Plats properties. These targets remain to be geologically proofed and drill tested.

A 2,284 line km helicopter-borne VTEM (Versatile Time Domain Electromagnetic) geophysical survey was completed by Geotech Ltd. over the Nickel Plats property in 2008, with a large number of anomalies identified, and limited re-sampling of historic drill core on the property was also completed.

The Nickel Plats adjunct property is subject to a 2.0% NSR. The Company has the right to purchase a 1.0% NSR for $750,000.

A joint venture partner is being sought to further explore the Nickel Plats Project.

The claims of the PFNs Nickel Plats Project (in grey)

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

The NI43-101 compliant mineral resource estimate in the “indicated” category consists of 2,155,679 tonnes grading 0.68 g/t Au (47,040 contained oz of Au), and 82.7 g/t Ag (5,734,445 contained oz of Ag) at a gold-equivalent cut-off grade of 0.5 g/t. The deposit also contains 0.22% Cu (10,500,833 lbs Cu), 0.22% Pb (10,399,960 lbs Pb), and 0.94% Zn (44,522,995 lbs Zn) or 3.11 g/t gold equivalent (AuEq) for an additional 215,239 oz of Au Eq at the 0.5 g/t AuEq cut-off. The AuEq grade is based on $1000/oz Au, $15.80/oz Ag, $2.92/lb Cu, $0.86/lb Pb and $0.86/lb Zn. Tables below give the mineral resource estimate for the Black Dog deposit at varying cut-off grades.

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

On June 27, 2012, the Company elected to terminate its option agreements with Pamicon Developments Ltd. on the Rock & Roll Polymetallic Project, British Columbia.

The Company decided it would be in the best interest of the company to not pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project.

ALASKA, USA

(I)        Union Bay Platinum Property

The project is located 32 km west of Ketchikan, Alaska.  The exploration target is an enriched platinum bearing zone within or peripheral to a dunite core.

Location Map of Union Bay property, Alaska

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

(I)        Burkina Faso, Africa

On January 18, 2011, the Company entered into an agreement with Somitra to acquire 100% interest in the properties of Kangara, Kalempo and Lhorosso. The Company can earn a 100% interest in the properties under the following terms of the agreements:

  US$75,000 on signing of the agreement (paid);
  US$30,000 on six months following the signing of the agreement (paid);
  US$105,000 on the first anniversary of the signing of the agreement;
  US$120,000 on the second anniversary of the signing of the agreement;
  US$150,000 on the third anniversary of the signing of the agreement; and
  After completion of transferring the claims, the Company is required to issue 450,000 common shares of the Company to Somitra or pay the sum of US$135,000.

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

Each property is subject to a 1.0% NSR with the buyout price of US$1,000,000 for any deposit over 1 million ounces and US$500,000 for any deposit under 1 million ounces.  A joint venture partner is being sought to further explore the project.

 “Property, Plants and Equipment” sections of this report have been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. MBA, P.Geo, Vice President, Exploration for PFN and a Qualified Person under the provisions of NI 43-101.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and share-based payments, the recognition and valuation of provisions for decommissioning liabilities, the recoverability and measurement of deferred tax assets and liabilities, inventory valuation and ability to continue as a going concern.  Actual results may differ from those estimates and judgments.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, and short term money market instruments with an original maturity of three months or less, which are readily convertible into a known amount of cash.

Investment in associate

The Company’s investments in associates are accounted for using the equity method of accounting.  Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate and for impairment losses after the initial recognition date.  The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.  The Company’s share of earnings and losses of associates are recognized in profit or loss during the period.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in its associates.  The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired.  If there is objective evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in profit or loss.  When a group entity transacts with an associate of the Company, profit and losses are eliminated to the extent of the Company’s interest in the relevant associate.

Foreign currencies

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar as this is the principal currency of the economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction.  Foreign currency monetary items are translated at the period-end exchange rate.  Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.  Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income.  Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Property and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.  The cost of an item of property, plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of property, plant and equipment, less their estimated residual value, using the declining balance method using the following rates or the straight-line method over the following expected useful lives:

Automotive	30%
Office equipment	20%
Software	100%
Leasehold improvements	10 years

Exploration and evaluation properties

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination.  Exploration and evaluation expenditures are capitalized.  Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Option payments received are treated as a reduction of the carrying value of the related exploration and evaluation properties and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income.  Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Decommissioning, restoration and similar liabilities

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the reclamation of mineral properties and retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets.  The net present value of future cost estimates arising from the decommissioning of plant, site restoration work and other similar retirement activities is added to the carrying amount of the related asset, and depreciated on the same basis as the related asset, along with a corresponding increase in the provision in the period incurred.  Discount rates using a pre-tax rate that reflect the current market assessments of the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures.  These changes are recorded directly to the related asset with a corresponding entry to the provision.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.  The net present value of reclamation costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.  The costs of reclamation projects that were included in the provision are recorded against the provision as incurred.  The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation properties.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to the share-based payments reserve.

The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions.  The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

Taxation

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences.  Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.  Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the reporting date.

Financial assets

Financial assets are classified as financial assets at fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.  The Company determines the classification of its financial assets at initial recognition.  Financial assets are recognized initially at fair value.  The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at FVTPL

Financial assets are classified as held for trading and are included in this category if acquired principally for the purpose of selling in the short term or if so designated by management.  Derivatives, other than those designated as effective hedging instruments, are also categorized as held for trading.  These assets are carried at fair value with gains or losses recognized in profit or loss.  Transaction costs associated with financial assets at FVTPL are expensed as incurred.  Cash and cash equivalents and share purchase warrants held in other companies are included in this category of financial assets.

Held-to-maturity and loans and receivables

Held-to-maturity and loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are carried at amortized cost using the effective interest method if the time value of money is significant.  Gains and losses are recognized in profit or loss when the financial asset classified in this category are derecognized or impaired, as well as through the amortization process.  Transaction costs are included in the initial carrying amount of the asset.  Amounts receivables are classified as loans and receivables.

Available-for-sale

Available-for-sale financial assets are those non-derivative financial assets that are not classified as loans and receivables.  After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognized within other comprehensive income.  Accumulated changes in fair value are recorded as a separate component of equity until the investment is derecognized or impaired.  Transaction costs are included in the initial carrying amount of the asset.  Available-for-sale assets include short term investments in equities of other entities.

The fair value is determined by reference to bid prices at the close of business on the reporting date.  Where there is no active market, fair value is determined using valuation techniques.  Where fair value cannot be reliably measured, assets are carried at cost.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

Financial liabilities

Financial liabilities are classified as financial liabilities at FVTPL, derivatives designated as hedging instruments in an effective hedge, or as financial liabilities measured at amortized cost, as appropriate.  The Company determines the classification of its financial liabilities at initial recognition.  The measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at FVTPL

Financial liabilities at FVTPL has two subcategories, including financial liabilities held for trading and those designated by management on initial recognition.  Transaction costs on financial liabilities at FVTPL are expensed as incurred.  These liabilities are carried at fair value with gains or losses recognized in profit or loss.

Financial liabilities measured at amortized cost

All other financial liabilities are initially recognized at fair value, net of transaction costs.  After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.  Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognized respectively in interest, other revenues and finance costs.  Trade payables are included in this category of financial liabilities.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

Impairment of financial assets

Financial assets, other than financial assets at FVTPL, are assessed for indicators of impairment at each period end.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost have been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.  The carrying amount of the asset is reduced, with the amount of the loss recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized.  Any subsequent reversal of an impairment loss is recognized in profit or loss.

Available-for-sale

If an available-for-sale financial asset is impaired, the cumulative loss previously recognized in equity is transferred to profit or loss.  Any subsequent recovery in the fair value of the asset is recognized within other comprehensive income.

Derecognition of financial assets and liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets.  On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires.  The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Impairment of non-financial assets

The carrying amount of the Company’s assets is reviewed for an indication of impairment at the end of each reporting period.  If an indication of impairment exists, the Company makes an estimate of the asset’s recoverable amount.  Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.  Recoverable amount of an asset group is the higher of its fair value less costs to sell and its value in use.  In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.

Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount.  Impairment losses are recognized in profit or loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Flow-through shares

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability and included in trade payables and accrued liabilities.  Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability will be reversed.  To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Initial adoption of IFRS

The Company’s audited consolidated financial statements as at and for the years ended April 30, 2012 have been prepared in accordance with IFRS as issued by the IASB.  Previously, the Company prepared its 2011 annual financial statements in accordance with Canadian GAAP.

IFRS 1 requires the consistent and retrospective application of IFRS accounting policies as at and for the year ended April 30, 2011 and an opening Statement of Financial Position as at May 1, 2010.

To assist with the transition, the provisions of IFRS 1 allows for certain mandatory and optional exemptions for first-time adopters to alleviate the full retrospective application of IFRS.  The Company has elected to apply the following relevant exemptions:

Business Combinations – IFRS 1 provides the option to apply IFRS 3, “Business Combinations”, retrospectively or prospectively from the date of transition.  The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to May 1, 2010.

Share-based Payments – IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2, “Share-based Payment” to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before May 1, 2010.  The Company elected not to apply IFRS 2 to equity instruments that vested prior to May 1, 2010.

Decommissioning Liabilities - IFRS 1 provides an optional exemption to elect not to retrospectively recalculate the decommissioning liabilities and the related impact on the cost of the related asset and accumulated depreciation.  The Company elected to use this exemption and account for changes in decommissioning liabilities prospectively from May 1, 2010.

Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS.  A summary of IFRS 1 mandatory and option exemptions are described in Note 4 to the annual financial statements.

The IFRS accounting policies are set forth in Note 3 to the annual consolidated financial statements for the year ended April 30, 2012.  A detailed explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flow, including the reconciliations required by IFRS 1, is presented in Note 4 to the financial statements.

Canadian GAAP to IFRS differences

Share-based Payments – The Company elected to apply IFRS 2 only to those stock options granted subsequent to November 7, 2002 and not vested before May 1, 2010.  This resulted in an increase of share-based payments reserve as at May 1, 2010 of $36,851 with an increase in deficit of an equal amount, and an increase in share-based payment expense of $162,543 for the year ended April 30, 2011.

Flow-through Shares - Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP.  Under Canadian GAAP, the Company accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, “Flow-through Shares”.  At the time of issue, the funds received are recorded as share capital.  At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a deferred tax liability with a charge directly to shareholders’ equity.  Also under Canadian GAAP, a portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes.

IFRS does not contain explicit guidance pertaining to this tax incentive.  Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through liability.  Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability is reversed, with any difference recorded as deferred tax expense.  A portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will reduce the deferred tax liability and record a deferred tax recovery.

The change in accounting policy related to flow-through shares resulted in an increase in share capital and an increase in deficit of $1,083,067 as at May 1, 2010, and a decrease in share capital and an increase in flow-through tax liability of $77,314 for the year ended April 30, 2011.

Reclassification within Equity section - Under Canadian GAAP, “Contributed Surplus” was used to record the issuance of warrants, stock options and performance shares as well as shares to be issued and warrants to be issued.  Upon adoption of IFRS, the balances in “Contributed Surplus” have been reclassified to “Share-based Payments reserve” and “Warrants reserve”.  In addition, the Company reclassified the balance of the “Accumulated other comprehensive income” that existed under Canadian GAAP into “Investment revaluation reserve”.

A.        Operating Results

The following discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements and related notes thereto included herein. The Company’s audited consolidated financial statements have been prepared in accordance with IFRS.

The following table summarizes selected financial data for the Company for each of the three most recently completed financial years.  The 2012 and  2011 information set forth below was extracted from and should be read in conjunction with the audited consolidated financial statements, prepared in accordance with IFRS, and related notes.  The 2010 information was prepared in accordance with Canadian GAAP reconciled to U.S. GAAP.

	Years Ended April 30
	2012	2011	2010
Total revenues	$ 33,134	$ 52,293	$ 59,296
General and administrative expenses	2,975,697	1,698,576	1,789,601
Mineral property cash costs incurred	3,224,377	1,890,288	1,487,026
Income (loss) before other items in total	(2,975,697)	(1,698,576)	(1,789,601)
Net income (loss) from continuing operations > In total > Basic and diluted loss per share – continued operation > Basic and diluted loss per share – discontinued operation	(4,987,597 (0.05) -	(4,316,193) (0.06) -	(3,551,664) (0.06) 0.04
Totals assets	13,200,115	15,575,641	11,353,054
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Twelve Months Ended April 30, 2012 Compared to Twelve Months Ended April 30, 2011

Results of operations

The year ended April 30, 2012 resulted in a loss from operations of $4,987,597 which compares with a loss of $4,316,193 for the same period in 2011.  The increase in loss of $671,404 was mainly attributable to:

An increase of $335,414 in investor and shareholder relations due to the new marketing program and promotional activities undertaken during the current period by the Company. Cost of $528,228 for the year ended 30 April 2012 compared to $192,814 for the same period in 2011.

An increase of $260,019 in share-based payments due to the issuance of stock options to employees and consultants.  Cost $531,712 for the year ended 30 April 2012 compared to $271,693 for the same period in 2011.

An increase of $232,267 in management fees due to the amendment increase and bonus paid to the Chairman and CEO in relation to the closing acquisition of the River Valley project from Anglo.  Cost $432,338 for the year ended 30 April 2012 compared to $200,071 for the same period in 2011.

An increase of $434,105 in net loss on equity investment.   Cost $434,105 for the year ended 30 April 2012 compared to $Nil for the same period in 2011.

An increase of $119,115 in travel, lodging and food due to promotional activities and attendance at various trade shows.  Cost $197,270 for the year ended 30 April 2012 compared to $78,155 for the same period in 2011.

An increase of $232,989 in salaries and benefits due to hiring of additional staff.  Cost $415,771 for the year ended 30 April 2012 compared to $182,782 for the same period in 2011.

An increase of $104,236 in office expenses due to the departure of a Tenant that shared office space and expenses.  Cost $170,719 for the year ended 30 April 2012 compared to $66,483 for the same period in 2011.

During the year ended 30 April 2012, the Company incurred mineral property cash costs of $3,224,377 compared to $1,890,288 in the previous year.

Events Subsequent to Year Ended April 30, 2012

On 29 June 2012, the Company terminated the option agreements related to the BC Rock & Roll property and the Destiny Gold Project.

Twelve Months Ended April 30, 2011 Compared to Twelve Months Ended April 30, 2010

The year ended April 30, 2011 resulted in loss from continuing operation of $4,316,193 which compares with a loss of $3,551,664, for the same period in 2010.

General and administrative expenses for the year ended April 30, 2011 were $1,698,576, a decrease of $91,025 over the same period in 2010. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $192,814 for the year ended April 30, 2011 compared to $263,840 for the same period of 2010. Salaries and benefits decreased by $4,250 for a total of $182,782 compared to $187,032 in the previous year. An aggregate stock-based compensation of $271,693 was recorded as compared to $308,435 in the previous year. Consulting fees for the year were $318,031 compared to $370,635 in the previous year. Travel and lodging costs of $78,155 were incurred during the year compared to $49,310 of the same period in 2010. All other general and administrative costs were relatively the same compared to the previous year. Interest and other income was $52,293, compared to $52,616 in the previous year.

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

The Company is authorized to issue unlimited common shares without par value.  As at April 30, 2012, there were 85,737,788 outstanding common shares compared to 67,543,008 outstanding common shares at April 30, 2010.

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

Twelve Months Ended April 30, 2012 Compared to Twelve Months Ended April 30, 2011

During the year ended April 30, 2012, the Company’s working capital, defined as current assets less current liabilities, was $4,570,797 compared with working capital of $8,608,818 at April 30, 2011.

The Company’s total issued and outstanding common shares at April 30, 2012, was 103,747,214 common shares.

The Company had a portfolio of investments with a book value of $1,604,763 and a market value of $1,079,057 as at April 30, 2012.

Twelve Months Ended April 30, 2011 Compared to Twelve Months Ended April 30, 2010

During the year ended April 30, 2011, the Company’s working capital, defined as current assets less current liabilities, was $8,608,818 compared with working capital of $7,249,616 at April 30, 2010.  The Company had no restricted cash included in working capital.

The Company’s total issued and outstanding common shares at April 30, 2011, was 85,737,788 common shares.

The Company had a portfolio of investments with a book value of $3,496,753 and a market value of $4,815,763 as at April 30, 2011.

C.        Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is inapplicable.

D.        Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is inapplicable.

E.         Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.         Tabular Disclosure of Contractual Obligations

The following table sets out the Company’s contractual commitments as of the latest financial year ended April 30, 2012:

Contractual Obligations(1)	Payments Due By Period
	Less than 1 yr	2-5 yrs	More than 5 yrs	Total
Management Agreement(2)	$266,871	$856,787	$-	$1,123,658
Rent and lease payments	108,559	544,208	508,218	1,160,985
Total	$375,430	$1,400,995	$508,218	$2,284,643

1)	No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.
2)	By agreement effective December 1, 2005 (“original agreement”) as amended December 1, 2008 and again on April 1, 2011, the Company entered into a five-year management agreement with a Company controlled by a director and Chairman. Compensation is $20,833 per month for the first year, with a 5% increase on each anniversary date plus benefits. The Chairman and director is also entitled to receive up to 20% of the stock options granted during the period that the agreement is in place. This agreement is automatically renewable for two-year periods. The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years’ compensation.

Some of the Company’s mineral properties are being acquired over time by option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company elects to maintain its interest are as follows:

	Option Payments Due by Period
Option Agreement Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Destiny Gold Project(1)	$150,000	$50,000	$50,000	$ -	$ -
Nickel Plats	$40,000	$20,000	-	-	-
Burkina Faso	$405,000	$120,000	$150,000	-	-
Total	$595,000	$190,000	$200,000	$ -	$ -

(1)	On June 29, 2012, the Company terminated the option agreements related to the Destiny Gold Project.

G.        Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5E and F.  See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a director of the Company. The directors named below were elected or re-elected by the Company’s shareholders on September 7, 2011.

Name, Province and Country of Residence	Age	Position in the Company	Period(s) as a Director of the Company
Harry Barr Vancouver, BC Canada	57	Director, Chairman and CEO	since 1996
Linda Holmes(1)(2) Summerland, BC Canada	62	Director	since September 2007
Dennis Hop (2) Calgary, AB Canada	57	Director	since October 2007
John Londry(1) Stittsville, ON Canada	67	Director	since February 2009
Jordan Point(1)(2) Vancouver, BC Canada	49	Director	since September 2007
William Stone Burlington, ON Canada	55	President and Chief Operating Officer	N/A
Robert Guanzon Richmond, BC Canada	48	Chief Financial Officer	N/A
John Oness Port Coquitlam, BC Canada	65	Senior Vice President, Business and Corporate Development	N/A
Ali Hassanalizadeh Coquitlam, BC Canada	43	Vice President, Exploration	N/A
Coreena Hansen Coquitlam, BC Canada	38	Corporate Secretary	N/A

(1)	Denotes member of Audit Committee.
(2)	Denotes member of Compensation Committee.

Business Experience, Function and Area of Experience for the Past Five Years

Harry Barr –Chairman, CEO and Director

Mr. Barr has been involved in the mining industry for over 25 years and has an extensive background in business management, corporate finance, and marketing.

Mr. Barr is currently CEO, Chairman and a Director of the Company. (President from 1996 to September, 2011). CEO, Chairman, President and Director of Next Gen Metals Inc. (September 2009 to present); Director, Chairman and CEO of El Niño Ventures Inc. (from September 2009) and a director of Copper Reef Mining Corporation since June 3, 2011.

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

Linda Holmes – Director

Ms. Holmes has been a Canadian and US securities compliance consultant to public companies, and companies desiring to go public, since 1994, and has been involved in the mineral resource industry for over 25 years.

Ms. Holmes is currently a director (since September 2007) of the Company, former director (November 2007-June 2012) of Fire River Gold Corp., a director (since August 2009) of Next Gen Metals Inc.; and a director of El Niño Ventures Inc. (since May 2010).

Ms. Holmes has been a director and/or officer of, and/or consultant to, numerous public companies including:  IGC Resources Inc. (director: 2003 –2009, Corporate Secretary: 2000 –2009); Copper Mesa Mining Corporation (formerly Ascendant Copper Corporation) (director: 2005 - 2007); Corporate Secretary and manager of compliance: (2005 –2009).

Dennis Hop - Director

Mr. Hop is a Certified Financial Planner (CFP) and has been involved in this specialty area since 1982.  He is President of Hop Estate Planning Partners Ltd., a company specializing in creating consolidated financial and estate plans for high net worth families and private business owners.  Mr. Hop is a director of Mountainview Energy Ltd. and a former director of Breaker Energy Ltd. (2004 – 2009).

John Londry – Director

Mr. Londry received his BSc and MSc degrees in Geology from the University of Windsor.  For over 35 years he has been active in the mineral exploration and mining industry. Mr. Londry’s considerable experience encompasses both grass roots and advanced stage exploration projects throughout Canada, the United States and South America.  He has held senior positions with Camflo, Noranda Exploration, Hemlo Gold Mines and Battle Mountain Gold.  Mr. Londry served as Vice President of Exploration (2004 – 2008) of Pacific North West Capital Corp.

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

William Stone – President and Chief Operating Officer

William Stone was appointed to President and Chief Operating Officer of the Company in September, 2011.  Dr. Stone, M.Sc and Ph.D, Geology, has held senior positions with international and Canadian mining and mineral exploration companies based in Vancouver and Toronto and has more than twenty-five years of exploration experience, including significant experience with platinum group metals (PGMs) and nickel-copper sulphides and a wealth of technical and practical experience. He served as Principal Geologist and Vice President of Exploration with several Canadian and Australian listed firms, including positions with WMC Resources Ltd. at Kambalda (Western Australia).  Dr. Stone was also a Senior Lecturer in Economic Geology and Geochemistry at the University of Western Australia in Perth. Dr. Stone joined the Company from his most recent position as Vice-President of Exploration, Canada, for Magma Metals Ltd.  Previously he served as Vice President of Exploration for North American Palladium Ltd.

Robert Guanzon – Chief Financial Officer

Mr. Guanzon is currently the Chief Financial Officer of the Company (2008 – present).  Prior to his appointment, Mr. Guanzon was the accountant for the Company (2007 – 2008).  He was the accountant of RG properties Ltd. (1999 – 2007).  Mr. Guanzon is a Certified Public Accountant, Philippines and currently pursuing his designation as Certified Management Accountant, Canada. Mr. Guanzon brings extensive experience to the Board in dealing in financial matters and corporate strategy.

John Oness – Senior Vice President, Business and Corporate Development

Mr. Oness has extensive experience and education in all aspects of corporate management with strengths in strategic planning, business development and investor relations for public companies.  Mr. Oness is a director and Chief Operating Officer (formerly acting Chief Financial Officer) of El Nino Ventures Inc. (2010 – present) and Chief Operating Officer (formerly Vice-President, Corporate Business Development), of Next Gen Metals Inc. (2010 – present).

Mr. Oness has served as a director, executive and consultant to public companies in the resource and non-resource fields over a 25 year career. He was a director of Alix Resources Corp. (2007 – 2009) and of Sierra Geothermal Power Corp. (2004 – 2006).

Ali Hassanalizadeh – Vice President, Exploration

Mr. Hassanalizadeh, M.Sc, PGeo, MBA possesses extensive experience in mineral exploration and project management. He graduated in geology in 1991 and completed his M.Sc. in Petrology in 1995. In 2010 he completed an MBA at Queen's University, building on his experiences as Project Geologist and Project Manager. Mr. Hassanalizadeh has been responsible for a number of uranium, gold and base metal projects during his exploration career with various explorations companies. He is a member of the Association of Professional Engineers and Geoscientists of British Columbia. He concurrently holds the position of Vice President, Exploration for El Nino Ventures Inc. and Next Gen Metals Inc. (2011 to present).

Coreena Hansen – Corporate Secretary

Coreena Hansen was appointed to Corporate Secretary of the Company in October, 2011.  Ms. Hansen has over nine years experience in corporate compliance and public company management. She has significant expertise in the areas of corporate governance, financing transactions and securities regulatory filings. She currently also holds the position of Corporate Secretary for El Nino Ventures Inc. and Next Gen Metals Inc. (2011 to present).

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

B.         Compensation

The table below sets forth the compensation paid to or earned by the Company’s members of its administrative, supervisory or management bodies during the fiscal year ended April 30, 2012:

Name	Year Ended Apr 30	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Harry Barr(1) C EO & Director	2012	254,163	Nil	65,036	Nil	Nil	Nil	199,580	518,779
William Stone(2) President & COO	2012	113,010	Nil	45,813	Nil	Nil	Nil	Nil	158,823
Robert Guanzon CFO	2012	85,905	Nil	16,591	Nil	Nil	Nil	Nil	102,496
John Oness(3) Senior Vice President Business & Corporate Development	2012	63,000	Nil	58,715	Nil	Nil	Nil	Nil	121,715
Ali Hassanalizadeh(4) Vice President Exploration	2012	102,534	Nil	15,893	Nil	Nil	Nil	Nil	118,427
CoreenaHansen Corporate Secretary	2012	30,292	Nil	Nil	Nil	Nil	Nil	Nil	30,292
Anthony Kovacs(5) Former Vice President Exploration	2012	3,841	Nil	8,270	Nil	Nil	Nil	Nil	12,111
Linda Holmes(6) Former Corporate Secretary	2012	36,628	Nil	16,591	Nil	Nil	Nil	3,000	56,219

(1)   Mr. Barr’s salary is paid through Canadian Gravity Recovery Inc. (“CGR”), pursuant to the terms of the management contract between the Company and CGR (as set forth below under the heading “Termination Benefits”). Pursuant to the terms of the management contract between the Company and CGR during the year ended April 30, 2012, Mr. Barr received a bonus in the amount of $199,580; a benefit for the use of a leased vehicle (of which approximately 40% of its use was for personal use) of $12,229; and $12,820 for disability/critical illness and life insurance.
(2)   Mr. Stone’s salary is paid pursuant to a contract with the Company, as set forth below under the heading “Termination Benefits.”
(3)   Mr. Oness was appointed Senior Vice President, Business & Corporate Development, on September 5, 2011.
(4)   Mr. Hassanalizadeh’s salary is paid pursuant to a contract with the Company, as set forth below under the heading “Termination Benefits.”
(5)   Mr. Kovacs resigned as Vice President, Exploration, effective May 21, 2011.
(6)   Ms. Holmes resigned as Corporate Secretary effective October 24, 2011.

Directors who are not members of the Company’s administrative, supervisory or management bodies are each entitled to receive an annual retainer fee of $6,000, an additional $500.00 per meeting for attending directors’ meetings, and may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Compensation paid to or earned by the Company’s directors who were not members of its administrative, supervisory or management bodies during the fiscal year ended April 30, 2012 was as follows:

      Dennis Hop           $8,500
      John Londry          $8,500
      Jordan Point          $9,000

Stock Options Granted During the Fiscal Year Ended April 30, 2012

The table below sets forth the stock options granted to the Company’s director and members of its administrative, supervisory or management bodies during the fiscal year ended April 30, 2012:

Name	Options to purchase Common Shares	Exercise Price ($)	Date of Grant	Expiry Date
Harry Barr CEO & Director	Nil	N/A	N/A	N/A
William Stone President & COO	600,000	0.27	Sept 7, 2011	Sept 7, 2016
Robert Guanzon CFO	Nil	N/A	N/A	N/A
John Oness Senior Vice President, Business & Corporate Development	Nil	N/A	N/A	N/A
Ali Hassanalizadeh Vice President, Exploration	Nil	N/A	N/A	N/A
CoreenaHansen Corporate Secretary	Nil	N/A	N/A	N/A
Anthony Kovacs(1) Vice President, Exploration	Nil	N/A	N/A	N/A
Dennis Hop Director	Nil	N/A	N/A	N/A
John Londry Director	Nil	N/A	N/A	N/A
Jordan Point Director	Nil	N/A	N/A	N/A
Linda Holmes Director	Nil	N/A	N/A	N/A

(1)	Mr. Kovacs resigned as Vice President, Exploration, effective May 21, 2011.

C.        Board Practices

Term of Office

An election of directors takes place at each annual meeting of shareholders and all the directors then in office retire but, if qualified, are eligible for re-election. A director retains office only until the election of his successor. The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine. The election is by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected. Our last annual general meeting was held on September 7, 2011.

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

Termination Benefits

The Company does not have any other contracts with a director or member of the Company’s administrative, supervisory or management bodies which provides benefits upon termination of employment, other than as set forth below:

Harry Barr was appointed the President and CEO of the Company on November 29, 1996.  Mr. Barr resigned as the President of the Company on September 7, 2011 and continues as the Company’s Chairman, CEO and a director.  Harry Barr is indirectly paid for his services as CEO and general corporate and management consultant to the Company through Canadian Gravity Recovery Inc. (“CGR”), which entered into a management agreement with the Company dated December 1, 2005, as amended December 1, 2008, and April 1, 2011 (the “Contract”), for a term of five years.  Renewal of the Contract is automatic for subsequent two-year periods if not otherwise terminated.  Pursuant to the terms of the Contract, CGR is paid an annual base fee of $250,000.  CGR is entitled to receive additional bonuses, incentive fees, or other compensation at the discretion of the Board.  Mr. Barr spends approximately 50% of his time on the Company’s business.

The base fee is reviewed every anniversary date with an annual increase negotiated between the parties; however if the parties cannot agree within 30 days to an amendment of the base fee, the base fee is subject to an automatic increase by the Cost of Living Index for the City of Vancouver, British Columbia, as published by the Canadian federal government or by 5%, whichever is greater.  In addition, the Company pays for disability/critical illness insurance and life insurance for Mr. Barr, as well as for the cost of a leased vehicle of up to $1,200 per month.  All reasonable expenses incurred by CGR on behalf of the Company will be reimbursed by the Company.

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

William Stone was appointed to President and Chief Operating Officer of the Company on September 7, 2011.  Dr. Stone is paid directly for his services and spends approximately 60% of his time on the Company’s business.  Dr. Stone entered into a formal Executive Management Agreement (the “Agreement”) with the Company on December 21, 2011.   Pursuant to the terms of this agreement, Dr. Stone is paid a base fee of $250,000.00 per year.  Dr. Stone is eligible to earn an annual performance bonus based on a target of fifty percent (50%) of his base salary with payment to be made in the form of 50% cash and 50% performance shares.  Performance criteria to be determined annually by Stone, The Compensation Committee and the CEO based on a list of milestones rated out of 100%.  Each milestone accomplished will earn Dr. Stone a set percentage of his performance bonus.

The Agreement may be terminated by either party without cause by giving the other party three (3) months written notice of termination.  In the event that Dr. Stone provides notice, the Company is not obligated to provide severance.  If the Company gives notice of termination during the first year, then Stone is entitled to an amount equal to three (3) months’ base salary plus any and all leave and lieu days accrued to the date of termination plus any and all health and insurance benefits for a period of three (3) months from the last date of employment..  In year two: four (4) month’s base salary plus any and all leave and in lieu days accrued to the date of termination plus any and all health and insurance benefits for a period of three (3) months from the last date of employment:  In year three:  five (5) month’s base salary plus any and all leave and in lieu days accrued to the date of termination plus any and all health and insurance benefits for a period of three (3) months from the last date of employment: and; in year four:  six (6) month’s base salary plus any and all leave and in lieu days accrued to the date of termination plus any and all health and insurance benefits for a period of three (3) months from the last date of employment.

In the event of termination without cause within one (1) year of a change of control, Dr. Stone is entitled to payment of twelve (12) months base salary plus a lump sum cash payment equal to the sum of the value of all share option based awards plus annual leave accrued as well as all other compensation payable to Dr. Stone.

Ali Hassanalizadeh was promoted to Vice President, Exploration of the Company in December, 2011.  Mr. Hassanalizadeh is paid directly for his services and spends approximately 60% of his time on the Company’s business.  Mr. Hassanalizadeh’s Executive Management Agreement was entered into on March 30, 2012.  The Agreement may be terminated by either without cause by give the other party (1) month written notice of termination of employment.  In the event Mr. Hassanalizadeh provides notice, the Company is not obligated to provide severance.  If the Company gives notice of termination then Hassanalizadeh is entitled to an amount equal to:  (1 ½) months base salary plus any and all leave accrued to the date of termination in lieu of notice in the first year of employment:  (2) two months base salary plus any and all leave accrued to the date of termination in lieu of notice for the second year of employment:  and(3) three months base salary plus any all leave accrued to the date of termination in lieu of notice for the third year of employment.  In the event of termination within one (1) year of a change of control termination without cause, Mr. Hassanalizadeh is entitled to payment of twelve (12) months base salary.  Pursuant to the terms of this agreement, Mr. Hassanalizadeh is paid a base fee of $140,000 per annum.  Mr. Hassanalizadeh is eligible to earn an annual performance bonus based on a target of (15%) fifteen percent of his base salary.  Performance criteria to be determined annually between Hassanalizadeh and the President and COO.  In addition, 150,000 performance shares are allocated to Hassanalizadeh at $0.01.  The performance shares will vest over a period of five years at a rate of up to 30,000 shares each year.  The amount of performance shares vested each year may be subject to adjustment based on an evaluation of performance by the President, CEO and Compensation Committee who will determine the level of achievement attained by Hassanalizadeh in meeting established milestones based on a list of milestones rated out of 100%.  Each milestone accomplished will earn Hassanalizadeh a set percentage of his performance bonus.

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

Compensation Committee

As at April 30, 2012, the Compensation Committee was comprised of three directors: Dennis Hop, Chairman of the Compensation Committee, Jordan Point and Linda Holmes. The majority of the Compensation Committees is to be comprised of a majority of directors, who are not employees, control persons or members of the management of the Company or any of its associates or affiliates

The primary purpose of the Compensation Committee is to:

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

The Compensation Committee, when determining cash compensation to the executive officers, it takes into consideration the extensive experience in the mining industry, responsibilities and duties as executive officers, as well as personal risks and contributions to the Company’s success.  The executive officers receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey has been completed by the Compensation Committee or the Board in making such a determination.

D.        Employees

During the fiscal year ended April 30, 2012, the Company had 10 full-time employees, located in the Vancouver, British Columbia, Canada offices of the Company, involved in accounting, administration, IT, and investor relations.  Other services are carried out by consultants.

We do not currently have a collective bargaining arrangement with any labour union or association.

E.         Share Ownership

The following table sets forth the share ownership of those individuals in Item 6.A, Directors and Senior Management, above and indicates the percentage of ownership for each based on the 104,047,214 common shares outstanding of the Company as at July 18, 2012. The voting rights attached to the common shares owned by our directors, officers and senior management do not differ from those voting rights attached to shares owned by people who are not directors, officers or senior management of the Company.

	Stock Options
Name & Title	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Number of securities underlying unexercised warrants	Common Shares Beneficially Owned	Total number of securities and common shares underlying unexercised Stock Options and unexercised warrants	Percentage of Issued and Outstanding Common Shares
Harry Barr CEO & Director	260,000(1) 490,000 (2) 340,000(3) 190,000(4) 240,000(5)	0.25 0.30 0.25 0.2 0.60	May 18/17 Feb 24/16 Nov 5/14 Apr 22/14 Feb 22/13	Nil	4,376,913(6)	5,896,913	5.67%
William Stone President & COO	600,000	0.27	Sept 7/16	Nil	Nil	600,000	0.58%
Robert Guanzon CFO	125,000 75,000 55,000	0.30 0.25 0.60	Feb 24/16 Apr 22/14 Feb 22/13	Nil	35,291	290,291	0.28%
John Oness Senior Vice President, Business & Corporate Development	300,000 300,000	0.30 0.25	Feb 24/16 Feb 1/16	Nil	366,666	966,666	0.93%
Ali Hassanalizadeh Vice President Exploration	80,000 100,000 100,000	0.30 0.25 0.50	Feb 24/16 Jan 5/15 Jan 5/15	Nil	13,334	293,334	0.28%
CoreenaHansen Corporate Secretary	Nil	N/A	N/A	Nil	Nil	N/A	N/A
Linda Holmes Director	100,000 125,000 80,000 70,000	0.25 0.30 0.25 0.60	Oct 11/17 Feb 24/16 Apr 22/14 Feb 22/13	Nil	28,334	403,334	0.39%
Dennis Hop Director	100,000 100,000 80,000 70,000	0.25 0.30 0.25 0.60	Oct 29/17 Feb 24/16 Apr 22/14 Feb 22/13	Nil	640,000	990,000	0.95%
John Londry Director	40,000 100,000 75,000 35,000 50,000	0.25 0.30 0.25 0.25 0.25	May 18/17 Feb 24/16 Nov 5/14 Apr 22/14 Feb 22/13	Nil	15,714	315,714	0.30%
Jordan Point Director	100,000 100,000 80,000 70,000	0.25 0.30 0.25 0.60	Oct 11/17 Feb 24/16 Apr 22/14 Feb 22/13	Nil	10,000	360,000	0.35%
TOTAL	4,630,000			Nil	5,486,252	10,116,252	9.73%

(1)	Of this total 100,000 options are held by Mr. Barr; 80,000 are held by The Public Company Coach Inc and 80,000 are held by Canadian Gravity Recovery Inc. (“CGR”), both private companies wholly-owned by Mr. Barr.
(2)	Held by Mr. Barr.
(3)	Of this total 170,000 options are held by Mr. Barr and 170,000 are held by CGR.
(4)	These options are held by 293020 BC Ltd., a private company wholly-owned by Mr. Barr.
(5)	Of this total, 120,000 options are held by Mr. Barr and 120,000 are held by CGR.
(6)	Of this total, 1,386,313 common shares are held directly by Mr. Barr; 2,175,500 are held by 293020 BC Ltd.; 97,000 are held by 607767 BC Ltd., a private company wholly-owned by Mr. Barr; 718,100 are held by CGR.

The stock options granted to directors have been granted at an exercise price at least equal to or greater than the closing price of the Company’s common shares on the TSX as at the date of grant.  Options are typically granted for a period of five years and have a vesting period as determined by the Board.

As at July 18, 2012, our directors, officers and senior management held, as a group, directly or indirectly, an aggregate of 5,486,252 common shares; 3,825,666 options exercisable within 60 days and no warrants exercisable within 60 days.

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

The fair value of stock options is estimated on the date of grant using the Black-Scholes pricing model. The following assumptions were used in the fair value calculation for options granted and/or vested during the year ended April 30, 2012:

Risk-free interest rate	1.49%
Options expected life	3.58 years
Expected volatility	129.05%
Expected dividend yield	Nil

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans the 2004 Plan, the 2005 Plan and a Performance Share Plan (all as defined below), all of which have been previously approved by the shareholders of the Company and by the TSX. These plans are detailed below and are maintained separate and apart from each other.

(a)	Following is a summary of the substantive terms ofthe 2004 Stock Option Plan:

The Company’s 2004 stock option plan, as amended August 23, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued shall not exceed 6,324,200 shares. As at April 30, 2012, there are 2,065,366 stock options outstanding under the 2004 Plan which represents 1.99% of the Company’s 103,747,214 issued and outstanding shares. All allowable options have been granted under the 2004 Plan. The 2004 Plan shall remain in effect only until all outstanding options have been exercised, cancelled or have expired.

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

(b)	Following is a summary ofthe substantive terms of the 2005 Plan:

The Company’s 2005 Stock Option and Incentive Plan dated August 24, 2005 (the “2005 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time. As at April 30, 2012, of the 10,374,721 options allowable for grant under the 2005 Plan, options to purchase up to 4,737,634 common shares have been granted, representing 4.6% of the Company’s issued and outstanding shares.

Details of this plan are indicated below:

1.	The 2005 Plan is administered by the Board or by a committee appointed by the Board in accordance with terms of the 2005 Plan.

2.	The 2005 Plan shall terminate at 4:00 PM of the next business day following March 31, 2015 (the “Termination Date”). No incentive under the 2005 Plan may be granted after the Termination Date, but the terms of an incentive agreement may extend beyond the Termination Date in accordance with the terms of the agreement but that no agreement may provide for a period in excess of ten years.

3.	Subject to the provisions of the 2005 Plan, the Board shall have the authority in its discretion to: (i) to grant Incentive Awards (as such term is defined under the 2005 Plan) to Participants (as such term is defined under the 2005 Plan); (ii) to determine, upon review of relevant information and in accordance with Section 2.16 of the 2005 Plan, the Fair Market Value (as such term is defined under the 2005 Plan) of the shares of the Company; (iii) to determine the exercise price per share of Incentive Awards (as such term is defined under the 2005 Plan) to be granted; (iv) to determine the number of common shares to be represented by each Incentive Award; (v) to determine the Participants to whom, and the time or times at which Incentive Awards shall be granted; (vi) to determine Management objectives; (vii) to interpret the 2005 Plan; (viii) to prescribe, amend and rescind rules and regulations relating to the 2005 Plan; (ix) to determine the terms and provisions of each Incentive Award granted (which need not be identical); (x) with the consent of the grantee thereof, to modify or amend Incentive Awards; (xi) to accelerate or defer (with the consent of the grantee) the exercise date of any Incentive Award; (xii) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Incentive Award; (xiii) to accept or reject the election as to method of payment made by a grantee pursuant to Section 7.5 of the 2005 Plan; (xiv) to permit other Incentives to employ payment elections, such as net exercise, of Section 7.5 of the 2005 Plan; (xv) to create and implement new and innovative Incentives acceptable under law and policy and grant the same to eligible Participants and (xvi) to take all other acts and make all other determinations deemed necessary or advisable by the Board for the administration of the 2005 Plan.

4.	No individual may receive incentive grants exceeding 5% of issued and outstanding capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

5.	Unless otherwise provided in the option agreement, the term of each option shall be five (5) years from the date of grant.

6.	Payment for shares shall be paid by cash, in the form of currency or cheque or other cash equivalent acceptable to the Company, non-forfeitable, unrestricted or restricted common shares, which are already owed by the optionee and have an aggregate market reference value at the time of exercise that is equal to the option price or any other legal consideration that the Board may deem appropriate, including without limitation any form of consideration authorized pursuant to Section 7 of the 2005 Plan.

7.	The Board in its sole discretion may permit a cashless exercise of the option. In the event of a cashless exercise of the option, the Company shall issue the option holder the number of shares determined as follows:

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

As at April 30, 2012, 850,000 of these performance shares have been issued and 750,000 performance shares that have been allotted are outstanding. As at July 18, 2012, the 2,697,990 performance shares represent 2.59% of the Company’s issued and outstanding shares.

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

ITEM 7. MAJOR SHAREHOLDERS

A.        Major Shareholders

Based upon the Company’s review of the records maintained by Computershare Investor Services and insider reports filed with the System for Electronic Disclosure by Insiders (SEDI), as at July 18, 2012, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company:

Shareholder Name And Address	Number Of Shares Held	Percentage Of Issued Shares
CDS & Company 25 The Esplanade Toronto, Ontario, M5E 1W5 Canada	84,146,521(1)	80.87%
Kaymin Resources Limited(2) 2th Floor, 55 Marshall Street, Johannesburg 2001 South Africa	8,117,161	7.80%
Shareholder Name And Address	Number Of Shares Held	Percentage Of Issued Shares
Stillwater Mining Company 1321 Discovery Drive Billings, Montana 59102 USA	5,750,692	5.53%

(1)	CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.
(2)	Kaymin Resources Ltd. is a wholly-owned subsidiary of Anglo Platinum Limited of South Africa.

As of July 18, 2012, Computershare Trust Company of Canada, our registrar and transfer agent, reported that we had 104,047,214 common shares issued and outstanding. Of those common shares, 86,433,428 common shares were registered to Canadian residents (53 shareholders); 7,384,625 common shares were registered to residents of the United States (17 shareholders); and 10,229,161 common shares were registered to residents of other foreign countries (6 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

The major shareholders do not have different voting rights from all shareholders.

B.         Related Party Transactions

Other than as disclosed below or elsewhere in this annual report, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2012 fiscal year to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel of the Company, including directors and senior management of the Company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

The Company's Board consists of Harry Barr, Dennis Hop, John Londry, Linda Holmes and Jordan Point.  Harry Barr is the Chairman and Chief Executive Officer of the Company, William Stone is the President and Chief Operating Officer, Robert Guanzon is the Chief Financial Officer, John Oness is the Senior Vice President, Business and Corporate Development, Ali Hassanalizadeh is the Vice President, Exploration and Coreena Hansen is the Corporate Secretary. Linda Holmes served as Corporate Secretary to the Company until October 24, 2011 and Anthony Kovacs served as the Vice President of Exploration from January 5, 2010 to May 21, 2011.

The Company paid or accrued amounts to related parties as follows :

	For the Year Ended April 30
	2012	2011	2010
Management fees paid to Mr. Harry Barr(1)	-	-	16,925
Management fees paid to a company controlled by Mr. Harry Barr(1)	428,694	200,071	172,773
Consulting fees paid to a company controlled by Mr. John Londry(2)	6,600	18,658	8,663
Consulting fees paid to Mr. John Royall(3)	11,500	7,500	16,000
Consulting fees paid to a company controlled by Mr. Anthony Kovacs(4)	-	99,399	38,983
Consulting fees paid to Ms. Linda Holmes(5)	36,628	47,000	12,890
Consulting fees paid to Mr. John Oness(6)	63,000	72,500	2,000
Consulting fees paid to Mr. Ali Hassanalizadeh(7)	102,534	59,268	-
Director fees paid/accrued to Ms. Linda Holmes(8)	3,000	-	-
Director fees paid/accrued to Mr. Denny Hop(8)	8,500	7,000	7,000
Director fees paid/accrued to Mr. John Londry(8)	8,500	8,500	8,000
Director fees paid/accrued to Mr. Jordan Point(8)	9,000	8,000	8,000

NOTES:

(1)	Director and CEO of the Company
(2)	Former Vice President of Exploration
(3)	Former Director of the Company
(4)	Former Vice President of Exploration
(5)	Former Corporate Secretary of the Company
(6)	Vice President of Corporate & Business Development
(7)	Vice President of Exploration
(8)	Director of the Company

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

ITEM 8.          FINANCIAL INFORMATION

A.        Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company and the accompanying notes have been prepared in accordance with  International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements for the year ended April 30, 2012 are prepared on a consolidated basis and include the accounts of the Company and its wholly owned US subsidiaries, Pacific North West Capital Corp. USA and Pacific North West Capital de México, S.A. de C.V. on the basis that the Company owned and effectively controlled a 100% interest in these companies.

This annual report contains the consolidated financial statements for the Company for the fiscal year ended April 30, 2012 which contains:

-  Report of the Independent Auditor dated July 12, 2012

-  Consolidated statements of financial position as at April 30, 2012, April 30, 2011 and May 1, 2010.

-  Consolidated Statements of Loss and Comprehensive Loss for the fiscal years ended April 30, 2012 and 2011.

-  Consolidated Statements of Cash Flows for the fiscal years ended April 30, 2012 and 2011.

-  Consolidated Statements of Changes in Equity for the fiscal year ended April 30, 2012 and 2011.

-  Notes to Consolidated Financial Statements

Legal Proceedings and Regulatory Actions

During the fiscal year ended April 30, 2012, the Company was not and is not current a party to, nor is any of its property the subject of, any legal proceedings for which the outcome could have a material adverse affect on the Company, nor, to the Company’s knowledge, is the Company to be a party to any contemplated legal proceedings, the outcome of which could have a material adverse affect on the Company.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the fiscal year ended April 30, 2012, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended April 30, 2012.

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

ITEM 9.          THE OFFER AND LISTING

A.        Offer and Listing Details

TSX Exchange – symbol “PFN”

The annual high and low market prices for the common shares of the Company on the TSX Exchange for each of the last five (5) completed financial years are as follows:

Year Ended	High	Low
May 2011 – April 2012	0.38	0.10
May 2010 – April 2011	0.36	0.08
May 2009 – April 2010	0.245	0.08
May 2008 – April 2009	0.35	0.05
May 2007 – April 2008	0.770	0.280

The high and low market prices for the common shares of the Company on the TSX Exchange for each full financial quarter for the two (2) most recently completed full financial years are as follows:

Year Ended	High	Low
April 30, 2012 1st Quarter ended July 2011	0.38	0.25
2nd Quarter ended October 2011	0.34	0.16
3rd Quarter ended January 2012	0.20	0.10
4th Quarter ended April 2012	0.17	0.10
Year Ended	High	Low
April 30, 2011
1st Quarter ended July 2010	0.145	0.095
2nd Quarter ended October 2010	0.125	0.08
3rd Quarter ended January 2011	0.215	0.115
4th Quarter ended April 2011	0.36	0.16

The high and low market prices for the common shares of the Company on the TSX Exchange for the most recent six (6) months are as follows:

Month Ended	High	Low
June 2012	0.11	0.08
May 2012	0.14	0.09
April 2012	0.11	0.10
March 2012	0.17	0.10
February 2012	0.17	0.14
January 2012	0.17	0.11

The high and low market prices for the common shares of the Company on the TSX Exchange on the first trading day of each month in the most recent six months:

Month Ended	High	Low
June 2012	0.11	0.11
May 2012	0.14	0.12
April 2012	0.11	0.11
March 2012	0.17	0.15
February 2012	0.15	0.14
January 2012	0.12	0.11

On April 30, 2012 the closing sale price of the common shares on the TSX was $0.11 per share.

OTC Markets Group, Inc.’s OTC Bulletin Board (“OTCBB”) and OTCQX International (“OTCQX”)

Since August 31, 2001, the common shares of the Company have been quoted on the OTCBB under the symbol “PAWEF”.  On October 26, 2010, the Company moved up to the OTCQX platform, the premier tier of the U.S. Over-the-Counter marketplace.  The same symbol of PAWEF applies to the OTCQX.

The high and low market prices for the common shares of the Company for the five (5) most recent full financial years:

Year Ended	High	Low
May 2011 – April 2012	0.39	0.10
May 2010 – April 2011	0.415	0.07
May 2009 – April 2010	0.239	0.071
May 2008 – April 2009	0.35	0.05
May 2007 – April 2008	0.770	0.280
May 2006 – April 2007	0.500	0.270

The high and low market prices for the common shares of the Company for each full financial quarter for the two (2) most recently completed financial years:

Year Ended	High	Low
April 30, 2012 1st Quarter ended July 2011	0.39	0.27
2nd Quarter ended October 2011	0.35	0.15
3rd Quarter ended January 2012	0.18	0.10
4th Quarter ended April 2012	0.17	0.11

Year Ended	High	Low
April 30, 2011
1st Quarter ended July 2010	0.15	0.07
2nd Quarter ended October 2010	0.139	0.775
3rd Quarter ended January 2011	0.1937	0.1108
4th Quarter ended April 2011	0.415	00.165

The high and low market prices for the common shares of the Company for the most recent six (6) months:

Month Ended	High	Low
June 2012	0.13	0.07
May 2012	0.13	0.09
April 2012	0.14	0.11
March 2012	0.16	0.11
February 2012	0.17	0.14
January 2012	0.16	0.11

The high and low market prices for the common shares of the Company for the first trading day of each month in the most recent six months:

Month Ended	High	Low
June 2012	0.09	0.09
May 2012	0.13	0.12
April 2012	0.12	0.12
March 2012	0.16	0.16
February 2012	0.16	0.16
January 2012	0.12	0.12

On April 30, 2012 the closing sale price of the common shares on the OTCQX was $0.11 per share.

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

Annual and General Meetings

The Board of Directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The Board may call an extraordinary general meeting at any time. Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute.  Admission to such meetings is open to registered shareholders and their duly appointed proxies. Others may be admitted subject to the pleasure of the meeting.

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

C.        Material Contracts

During the two years immediately preceding publication of this document, the Company entered into material contracts, other than contracts entered into in the ordinary course of business, as follows:

1.	Mineral Interest Assignment Agreement dated December 13, 2010 between Kaymin, Anglo Platinum and the Company, assigning Kaymin’s and Anglo Platinum’s 50% interest in the River Valley property to the Company Platinum’s, thus giving 100% ownership to the Company.

2.	Amendment dated April 6, 2011 to the Mineral Interest Assignment Agreement dated December 13, 2010 (“Assignment Agreement”), between Kaymin, Anglo Platinum and the Company. Under the terms of the Assignment Agreement, Kaymin exchanged its 50% interest in the JV, for a 12% interest in PFN, based on the issued and outstanding common shares of PFN as of November 30, 2010 (67,643,008 common shares). The aggregate purchase price for the 50% interest in the River Valley PGM project was:

a.	8,117,161 fully paid and non-assessable common shares of PFN (issued); and

b.	three-year warrants exercisable to purchase 3,000,000 common shares of PFN at a price of $0.30 per common share.

3.	Letter Agreement dated August 8, 2011 between Pacific North West Capital Corp. and Next Gen Metals Inc. for the purchase and sale of the option to acquire a 60% interest in the Destiny Gold Project, Val D’or, Quebec.

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

H.        Documents on Display

Any documents referred to in this annual report may be inspected at the head office of the Company, 650-555 West 12th Avenue, Vancouver, British Columbia V5Z 3X7, during normal business hours.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2012, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

Management Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(e) under the Exchange Act.  Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Our internal control over financial reporting includes those policies and procedures that:

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s internal control over financial reporting was to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

Based on this evaluation, management has concluded that as of April 30, 2012, the internal controls over financial reporting was effective.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Changes in internal control over financial reporting

During the Company’s most recently completed financial year ended April 30, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
April 30, 2012	$ 29,318	$ Nil	$ 4,000	$ Nil
April 30, 2011	$ 19,500	$ Nil	$ 4,000	$ Nil

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

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E.      PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F.      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G.     CORPORATE GOVERNANCE

The Company’s corporate governance practices do not differ significantly from the standards and guidelines that have been set by the regulatory agencies.  A copy of the Company’s Corporate Governance Policies is published on the Company’s web site, has been posted to SEDAR and EDGAR, and is incorporated by reference to the Form 20-F that was filed by the Company on July 27, 2010.

ITEM 16H.     MINE SAFETY DISCLOSURE

Not Applicable

PART III

ITEM 17.        FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

  Independent Auditor’s Report dated July 12, 2012
  Consolidated Statements of Financial Position as at April 30, 2012, April 30, 2011 and May 1, 2010.
  Consolidated Statements of Loss and Comprehensive Loss for the fiscal years ended April 30, 2012 and 2011.
  Consolidated Statements of Cash Flows for the fiscal years ended April 30, 2012 and 2011.
  Consolidated Statements of Changes in Equity for the fiscal years ended April 30, 2012 and 2011
  Notes to consolidated financial statements.

Consolidated Financial Statements
30 April 2012
(Expressed in Canadian dollars)

JAMES STAFFORD

James Stafford, Inc. Chartered Accountants Suite 350 – 1111 Melville Street Vancouver, British Columbia Canada V6E 3V6 Telephone +1 604 669 0711 Facsimile +1 604 669 0754 www.JamesStafford.ca

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Pacific North West Capital Corp.

We have audited the accompanying consolidated financial statements of Pacific North West Capital Corp., which comprise the consolidated statements of financial position as at 30 April 2012, 30 April 2011 and 1 May 2010, and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years ended 30 April 2012 and 30 April 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pacific North West Capital Corp. as at 30 April 2012, 30 April 2011 and 1 May 2010, and the results of its operations and its cash flows for the years ended 30 April 2012 and 30 April 2011 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the ability of Pacific North West Capital Corp. to continue as going concern.

Chartered Accountants

Vancouver, Canada
12 July 2012

Pacific North West Capital Corp. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

	Notes	As at 30 April 2012	As at 30 April 2011	As at 1 May 2010
		$	$	$
			(Note 4)	(Note 4)
ASSETS

Current assets
Cash and cash equivalents	6	3,440,410	3,880,196	4,475,681
Amounts receivable	7	154,349	219,746	89,162
Short term investments	8	1,079,057	4,815,763	2,741,694
Prepaid expenses		310,696	173,765	40,030
		4,984,512	9,089,470	7,346,567
Investment in associate	9	298,225	-	-
Exploration and evaluation properties	10	7,686,109	6,362,048	3,899,594
Property and equipment	11	231,269	124,123	106,893

Total assets		13,200,115	15,575,641	11,353,054

EQUITY AND LIABILITIES

Current liabilities
Trade payables and accrued liabilities	12	413,715	480,652	96,951

Total liabilities		413,715	480,652	96,951

Equity
Share capital	13	34,494,642	31,282,121	26,253,869
Reserves		6,722,053	7,255,566	4,128,739
Deficit		(28,430,295)	(23,442,698)	(19,126,505)

Total equity		12,786,400	15,094,989	11,256,103

Total equity and liabilities		13,200,115	15,575,641	11,353,054

APPROVED BY THE BOARD:

“Harry Barr”	“Jordan Point”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Page | 1

Pacific North West Capital Corp. Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian dollars)

		Year ended 30 April
	Notes	2012	2011
		$	$
			(Note 4)
Expenses
Accounting and audit		33,318	23,500
Bank charges and interest		5,452	9,555
Consulting fees		267,349	318,031
Corporate development		49,382	71,895
Depreciation	11	52,194	33,283
Director fees		29,000	23,000
Insurance, licenses and fees		46,628	60,291
Investor and shareholder relations		528,228	192,814
Legal fees		32,322	43,087
Management fees		432,338	200,071
Office and miscellaneous		170,719	66,483
Part XII.6 tax		3,833	-
Rent		65,231	37,537
Salaries and benefits		415,771	182,782
Share-based payments	14	531,712	271,693
Telephone and utilities		26,307	16,638
Transfer agent and regulatory fees		76,414	57,532
Travel, lodging and food		197,270	78,155
Vehicle lease		12,229	12,229

Loss before other items		(2,975,697)	(1,698,576)

Other items
Foreign exchange gain (loss)		40,561	(51,645)
Gain (loss) on sale of short term investments	8	(533,630)	44,280
Interest and other income		33,134	52,293
Write-down of exploration and evaluation properties	10	(1,104,376)	(2,549,552)
Gain (loss) on revaluation of share purchase warrants	8	(551,264)	(112,993)
Flow-through share income	12	537,780	-
Net loss from associate	9	(434,105)	-

Net loss for the year		(4,987,597)	(4,316,193)

Other comprehensive income
Unrealized gain (loss) on short term investments	8	(2,225,549)	1,892,226
Reclassification of (gain) loss on short term investments	8	533,630	(44,280)

Net comprehensive loss		(6,679,516)	(2,468,247)

Loss per share
Basic	16	(0.05)	(0.06)
Diluted	16	(0.05)	(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

Page | 2

Pacific North West Capital Corp. Consolidated Statements of Cash Flows (Expressed in Canadian dollars)

		Year ended 30 April
	Notes	2012	2011
		$	$
			(Note 4)
OPERATING ACTIVITIES

Loss before tax		(4,987,597)	(4,316,193)
Adjustments for:
Depreciation	11	52,194	33,283
Share-based payments	14	531,712	271,693
Gain or loss on sale of short term investments	8	533,630	(44,280)
Other income received in shares		-	(30,000)
Write-down of exploration and evaluation properties	10	1,104,376	2,549,552
Gain or loss on revaluation of share purchase warrants	8	551,264	112,993
Flow-through share income	12	(537,780)	-
Net loss from associate	9	434,105
Operating cash flows before movements in working capital
(Increase) decrease in amounts receivables		65,397	(130,584)
Increase in prepaid expenses		(136,931)	(133,735)
Increase (decrease) in trade payables and accrued liabilities		(300,841)	306,387

Cash used in operating activities		(2,690,471)	(1,380,884)

INVESTING ACTIVITIES

Exploration and evaluation expenditures	10	(3,224,377)	(1,890,288)
Purchase of property and equipment	11	(161,518)	(50,513)
Proceeds from sale of property and equipment	11	2,178	-
Purchase of short term investments	8	(468,189)	(2,337,268)
Proceeds from sale of short term investments	8	1,510,942	2,072,432

Cash used in investing activities		(2,340,964)	(2,205,637)

FINANCING ACTIVITIES

Proceeds from issuance of common shares	13	4,748,889	3,021,250
Share issue costs	13	(157,240)	(30,214)

Cash from financing activities		4,591,649	2,991,036

Decrease in cash and cash equivalents		(439,786)	(595,485)
Cash and cash equivalents, beginning of year		3,880,196	4,475,681

Cash and cash equivalents, end of year		3,440,410	3,880,196

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Page | 3

Pacific North West Capital Corp. Consolidated Statements of Changes in Equity (Expressed in Canadian dollars)

	Number of shares	Share capital	Share- based payments reserve	Warrant reserve	Investment revaluation reserve	Deficit	Total
		$	$	$	$	$	$

Balances, 1 May 2010 (Note 4)	67,543,008	26,253,869	2,538,382	1,983,859	(393,502)	(19,126,505)	11,256,103
Shares issued for
Cash	9,892,619	3,000,000	-	-	-	-	3,000,000
Exploration and evaluation properties	8,217,161	2,446,148	-	675,570	-	-	3,121,718
Exercise of stock options	85,000	21,250	-	-	-	-	21,250
Flow-through shares premium liability	-	(77,314)	-	-	-	-	(77,314)
Value assigned to warrants	-	(331,618)	-	331,618	-	-	-
Share-based payments	-	-	271,693	-	-	-	271,693
Share issue costs	-	(30,214)	-	-	-	-	(30,214)
Unrealized gain on available-for-sale assets	-	-	-	-	1,892,226	-	1,892,226
Reclassification of gain on investments	-	-	-	-	(44,280)	-	(44,280)
Net loss for the year	-	-	-	-	-	(4,316,193)	(4,316,193)

Balances, 30 April 2011 (Note 4)	85,737,788	31,282,121	2,810,075	2,991,047	1,454,444	(23,442,698)	15,094,989
Shares issued for
Cash	17,424,426	4,670,389	-	-	-	-	4,670,389
Exploration and evaluation properties	175,000	19,250	-	-	-	-	19,250
Exercise of stock options	310,000	111,874	(34,374)	-	-	-	77,500
Exercise of performance shares	100,000	13,000	(12,000)	-	-	-	1,000
Flow-through shares premium liability	-	(771,684)	-	-	-	-	(771,684)
Value assigned to warrants	-	(673,068)	-	673,068	-	-	-
Share-based payments	-	-	531,712	-	-	-	531,712
Share issue costs	-	(157,240)	-	-	-	-	(157,240)
Unrealized loss on available-for-sale assets	-	-	-	-	(2,225,549)	-	(2,225,549)
Reclassification of loss on investments	-	-	-	-	533,630	-	533,630
Net loss for the year	-		-	-		(4,987,597)	(4,987,597)

Balances, 30 April 2012	103,747,214		3,295,413	3,664,115		(28,430,295)	12,786,400

The accompanying notes are an integral part of these consolidated financial statements.

Page | 4

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

1.	CORPORATE INFORMATION

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

The head office, principal address and registered and records office is located at Suite 650 - 555 West 12th Avenue, Vancouver, British Columbia, V5Z 3X7.

The Company’s financial statements as at 30 April 2012 and for the year ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a net loss of $4,987,597 for the year ended 30 April 2012 (2011: $4,316,193) and has working capital of $4,570,797 at 30 April 2012 (30 April 2011: $8,608,818, 1 May 2010: $7,249,616).

The Company had cash and cash equivalents of $3,440,410 as at 30 April 2012 (30 April 2011: $3,880,196, 1 May 2010: $4,475,681), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. If the Company is unable to raise additional capital in the immediate future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures or cease operations. These condensed consolidated interim financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PREPARATION

2.1	Basis of consolidation

The consolidated financial statements include the financial statements of Pacific North West Capital Corp. and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is obtained to the date control ceases. All inter-company transactions, balances, income and expenses are eliminated in full on consolidation.

Page | 5

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

An associate is an entity in which the Company or any of its subsidiaries have significant influence, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies and is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Investments in associates are accounting for using the equity method.

The subsidiaries and associate of the Company as at 30 April 2012 and 2011 are described below:

	Country of	% equity interest as at 30 April
Name	incorporation	2012	2011

Subsidiaries
Pacific North West Capital Corp. USA(1)	United States	100%	100%
Pacific North West Capital de México, S.A. de C.V.(1)	Mexico	100%	100%

Associate
Next Gen Metals Inc.	Canada	22.14%	5.66%

(1) Inactive entities.

2.2	Basis of presentation

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value, as explained in Note 18, and are presented in Canadian dollars except where otherwise indicated.

2.4	Statement of compliance

The consolidated financial statements of the Company and its subsidiaries, including comparative, have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

2.4	Adoption of new and revised standards and interpretations

At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised standards, amendments and interpretations which are not yet effective during the year ended 30 April 2012.

  IFRS 9 ‘Financial Instruments: Classification and Measurement’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

Page | 6

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

  IFRS 10 ‘Consolidated Financial Statements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces consolidation requirements in IAS 27 (as amended in 2008) and SIC-12.
  IFRS 11 ‘Joint Arrangements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces IAS 31 and SIC-13.
  IFRS 12 ‘Disclosure of Interests in Other Entities’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces disclosure requirements in IAS 27 (as amended in 2008), IAS 28 (as revised in 2003) and IAS 31.
  IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.
  IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 July 2012 and includes amendments regarding Presentation of Items of Other Comprehensive Income.
  IAS 19 (Amendment) ‘Employee Benefits’ is effective for annual periods beginning on or after 1 January 2013 and revises recognition and measurement of post-employment benefits.
  IAS 27 (Amendment) ‘Separate Financial Statements’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.
  IAS 28 (Amendment) ‘Investments in Associates and Joint Ventures’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.
  IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’ is a new interpretation effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting for stripping costs in the production phase of a surface mine.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

Page | 7

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and share-based payments, the recognition and valuation of provisions for decommissioning liabilities, the recoverability and measurement of exploration and evaluation properties and deferred tax assets and liabilities, and ability to continue as a going concern. Actual results may differ from those estimates and judgments.

3.2	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, and short term money market instruments with an original maturity of three months or less, which are readily convertible into a known amount of cash.

3.3	Investment in associate

The Company’s investment in associate is accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in profit or loss during the period.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in its associates. The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If there is objective evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in profit or loss. When a group entity transacts with an associate of the Company, profit and losses are eliminated to the extent of the Company’s interest in the relevant associate.

Page | 8

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

3.4	Foreign currencies

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar as this is the principal currency of the economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

3.5	Property and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of property, plant and equipment, less their estimated residual value, using the declining balance method using the following rates or the straight-line method over the following expected useful lives:

Automotive	30%
Office equipment	20%
Software	100%
Leasehold improvements	10 years

3.6	Exploration and evaluation properties

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Page | 9

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Option payments received are treated as a reduction of the carrying value of the related exploration and evaluation properties and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

3.7	Decommissioning, restoration and similar liabilities

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the reclamation of mineral properties and retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future cost estimates arising from the decommissioning of plant, site restoration work and other similar retirement activities is added to the carrying amount of the related asset, and depreciated on the same basis as the related asset, along with a corresponding increase in the provision in the period incurred. Discount rates using a pre-tax rate that reflect the current market assessments of the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the provision.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period. The net present value of reclamation costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred. The costs of reclamation projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation properties.

Page | 10

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

3.8	Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payments reserve.

The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

3.9	Taxation

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the reporting date.

Page | 11

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

3.10	Financial assets

Financial assets are classified as financial assets at fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition. Financial assets are recognized initially at fair value. The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at FVTPL

Financial assets are classified as held for trading and are included in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives, other than those designated as effective hedging instruments, are also categorized as held for trading. These assets are carried at fair value with gains or losses recognized in profit or loss. Transaction costs associated with financial assets at FVTPL are expensed as incurred. Cash and cash equivalents and share purchase warrants held in other companies are included in this category of financial assets.

Held-to-maturity and loans and receivables

Held-to-maturity and loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in profit or loss when the financial asset classified in this category are derecognized or impaired, as well as through the amortization process. Transaction costs are included in the initial carrying amount of the asset. Amounts receivables are classified as loans and receivables.

Available-for-sale

Available-for-sale financial assets are those non-derivative financial assets that are not classified as loans and receivables. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognized within other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the investment is derecognized or impaired. Transaction costs are included in the initial carrying amount of the asset. Available-for-sale assets include short term investments in equities of other entities.

The fair value is determined by reference to bid prices at the close of business on the reporting date. Where there is no active market, fair value is determined using valuation techniques. Where fair value cannot be reliably measured, assets are carried at cost.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

Page | 12

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

3.11	Financial liabilities

Financial liabilities are classified as financial liabilities at FVTPL, derivatives designated as hedging instruments in an effective hedge, or as financial liabilities measured at amortized cost, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. The measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at FVTPL

Financial liabilities at FVTPL has two subcategories, including financial liabilities held for trading and those designated by management on initial recognition. Transaction costs on financial liabilities at FVTPL are expensed as incurred. These liabilities are carried at fair value with gains or losses recognized in profit or loss.

Financial liabilities measured at amortized cost

All other financial liabilities are initially recognized at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognized respectively in interest, other revenues and finance costs. Trade payables are included in this category of financial liabilities.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

3.12	Impairment of financial assets

Financial assets, other than financial assets at FVTPL, are assessed for indicators of impairment at each period end.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost have been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced, with the amount of the loss recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

Page | 13

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Available-for-sale

If an available-for-sale financial asset is impaired, the cumulative loss previously recognized in equity is transferred to profit or loss. Any subsequent recovery in the fair value of the asset is recognized within other comprehensive income.

3.13	Derecognition of financial assets and liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.14	Impairment of non-financial assets

The carrying amount of the Company’s assets is reviewed for an indication of impairment at the end of each reporting period. If an indication of impairment exists, the Company makes an estimate of the asset’s recoverable amount. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Recoverable amount of an asset group is the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.

Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in profit or loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Page | 14

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

3.15	Flow-through shares

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability and included in trade payables and accrued liabilities. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through share premium liability will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

3.16	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

4.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

4.1	Initial adoption of IFRS

IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ establishes guidance for the initial adoption of IFRS. The accounting policies in Note 3 have been applied consistently in preparing the consolidated financial statements for the year ended 30 April 2012. The consolidated financial statements for the year ended 30 April 2011 were prepared applying available standards under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). For the first-time adoption of IFRS, the comparative information for the year ended 31 April 2011 and the opening IFRS statement of financial position on 1 May 2010 (the “Transition Date”) have been revised where appropriate to conform with IFRS using various exemptions and options available under IFRS 1.

4.2	Optional exemptions from full retrospective application

Business combinations

IFRS 1 provides the option to apply IFRS 3 ‘Business Combinations’, retrospectively or prospectively from the date of transition. The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to the Transition Date.

Page | 15

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 ‘Share-based Payment’ to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before the Transition Date. The Company elected not to apply IFRS 2 to equity instruments that vested prior to the Transition Date.

Decommissioning liabilities

IFRS 1 provides an optional exemption to elect not to retrospectively recalculate the decommissioning liabilities and the related impact on the cost of the related asset and accumulated depreciation. The Company elected to use this exemption and account for changes in decommissioning liabilities prospectively from Transition Date.

4.3	Mandatory exception to full retrospective application

Estimates

In accordance with IFRS 1, the Company’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under Canadian GAAP unless there is objective evidence that those estimates were in error. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

4.4	Reconciliation to previously reported financial statements

IFRS 1 requires an entity to reconcile its equity, comprehensive loss and cash flows for prior periods. The reconciliations between the previously reported financial results under Canadian GAAP and the current reported financial results under IFRS are provided as follows:

Page | 16

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Reconciliation of Consolidated Statement of Financial Position as at 1 May 2010

	Notes	Canadian GAAP	IFRS Adjustments	IFRS
		$	$	$

ASSETS

Current assets
Cash and cash equivalents		4,475,681	-	4,475,681
Amounts receivable		89,162	-	89,162
Short term investments		2,741,694	-	2,741,694
Prepaid expenses		40,030	-	40,030
		7,346,567	-	7,346,567
Exploration and evaluation properties		3,899,594	-	3,899,594
Property and equipment		106,893	-	106,893

Total assets		11,353,054	-	11,353,054

EQUITY AND LIABILITIES

Current liabilities
Trade and other payables		96,951	-	96,951

Total liabilities		96,951	-	96,951

Equity
Share capital	(b)	25,170,802	1,083,067	26,253,869
Contributed surplus	(c)	4,485,390	(4,485,390)	-
Accumulated other comprehensive income	(c)	(393,502)	393,502	-
Share-based payments reserve	(a)(c)	-	2,538,382	2,538,382
Warrants reserve	(c)	-	1,983,859	1,983,859
Investment revaluation reserve	(c)	-	(393,502)	(393,502)
Deficit	(a)(b)	(18,006,587)	(1,119,918)	(19,126,505)

Total equity		11,256,103	-	11,256,103

Total equity and liabilities		11,353,054	-	11,353,054

Page | 17

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Reconciliation of Consolidated Statement of Financial Position as at 30 April 2011

	Notes	Canadian GAAP	IFRS Adjustments	IFRS
		$	$	$

ASSETS

Current assets
Cash and cash equivalents		3,880,196	-	3,880,196
Amounts receivable		219,746	-	219,746
Short term investments		4,815,763	-	4,815,763
Prepaid expenses		173,765	-	173,765
		9,089,470	-	9,089,470
Exploration and evaluation properties		6,362,048	-	6,362,048
Property and equipment		124,123	-	124,123

Total assets		15,575,641	-	15,575,641

EQUITY AND LIABILITIES

Current liabilities
Trade and other payables	(b)	403,338	77,314	480,652

Total liabilities		403,338	77,314	480,652

Equity
Share capital	(b)	30,276,368	1,005,753	31,282,121
Contributed surplus	(c)	5,601,728	(5,601,728)	-
Accumulated other comprehensive income	(c)	1,454,444	(1,454,444)	-
Share-based payments reserve	(a)(c)	-	2,810,075	2,810,075
Warrants reserve	(c)	-	2,991,047	2,991,047
Investment revaluation reserve	(c)	-	1,454,444	1,454,444
Deficit	(a)(b)	(22,160,237)	(1,282,461)	(23,442,698)

Total equity		15,172,303	(77,314)	15,094,989

Total equity and liabilities		15,575,641	-	15,575,641

Page | 18

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Reconciliation of Consolidated Statement of Loss and Comprehensive Loss
For the year ended 30 April 2011

	Notes	Canadian GAAP	IFRS Adjustments	IFRS
		$	$	$

Expenses
Accounting and audit		23,500	-	23,500
Bank charges and interest		9,555	-	9,555
Consulting fees		318,031	-	318,031
Corporate development		71,895	-	71,895
Depreciation		33,283	-	33,283
Director fees		23,000	-	23,000
Insurance, licenses and fees		60,291	-	60,291
Investor and shareholder relations		192,814	-	192,814
Legal fees		43,087	-	43,087
Management fees		200,071	-	200,071
Office and miscellaneous		66,483	-	66,483
Rent		37,537	-	37,537
Salaries and benefits		182,782	-	182,782
Share-based payments	(a)	109,150	162,543	271,693
Telephone and utilities		16,638	-	16,638
Transfer agent and regulatory fees		57,532	-	57,532
Travel, lodging and food		78,155	-	78,155
Vehicle lease		12,229	-	12,229

Loss before other items		(1,536,033)	(162,543)	(1,698,576)

Other items
Foreign exchange loss		(51,645)	-	(51,645)
Gain on sale of short term investments		44,280	-	44,280
Interest and other income		52,293	-	52,293
Write-down of exploration and evaluation properties		(2,549,552)	-	(2,549,552)
Loss on revaluation of share purchase warrants		(112,993)	-	(112,993)

Net loss for the year		(4,153,650)	(162,543)	(4,316,193)

Other comprehensive income
Unrealized gain on short term investments		1,892,226	-	1,892,226
Reclassification of gain on short term investments		(44,280)	-	(44,280)

Net comprehensive loss		(2,305,704)	(162,543)	(2,468,247)

Page | 19

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Reconciliation of Consolidated Statement of Cash Flows
For the year ended 30 April 2011

The transition to IFRS did not have a significant impact on the Company’s consolidated statement of cash flows for the year ended 30 April 2011.  The transition adjustments recognized in the consolidated statements of financial position and consolidated statement of loss and comprehensive loss have resulted in reclassifications of various amounts on the consolidated statements of cash flows.  However, there were no significant changes to the total operating, financial or investing cash flows.  As a result, no reconciliation has been prepared.

Differences between Canadian GAAP and IFRS

(a)	Share-based payments

Employees vs. non-employees

Under Canadian GAAP, an individual is classified as an employee when the individual is consistently represented to be an employee under law.

Under IFRS, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS.

Forfeitures

Under Canadian GAAP, forfeitures are recognized as they occur.

Under IFRS, an estimate of the number of stock options expected to vest is required, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate.

Measurement and Recognition

Under Canadian GAAP, all stock options granted to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of: (a) the date at which the counterparty performance is completed, (b) the date the performance commitment is reached or (c) the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is expensed or capitalized to mineral property costs as appropriate over the vesting period. For stock options to employee with graded vesting, the total fair value is recognized on a straight-line basis over the vesting period.

Page | 20

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

IFRS 2, similar to Canadian GAAP, requires the Company to measure share-based payment expense related to stock options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. Each tranche in a stock option with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. For stock options granted to non-employees, IFRS requires that share-based payment expense be measured at the fair value of the services received unless the fair value cannot be reliably measured.

The change in accounting policy related to share-based payments resulted in an increase of share-based payments reserve as at the Transition Date of $36,851 with an increase in deficit of an equal amount, and an increase in share-based payment expense of $162,543 for the year ended 30 April 2011.

(b)	Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP. Under Canadian GAAP, the Company accounted for the issue of flow-through shares in accordance with the provisions of the Canadian Institute of Chartered Accountants (the “CICA”) Emerging Issues Committee Abstract 146 ‘Flow-through Shares’. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a deferred tax liability with a charge directly to shareholders’ equity. Also under Canadian GAAP, a portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes.

IFRS does not contain explicit guidance pertaining to this tax incentive. Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through liability. Upon renunciation by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability is reversed, with any difference recorded as deferred tax expense. A portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will reduce the deferred tax liability and be recorded as a deferred tax recovery.

The change in accounting policy related to flow-through shares resulted in an increase in share capital and an increase in deficit of $1,083,067 as at the Transition Date, and a decrease in share capital and an increase in flow-through tax liability of $77,314 for the year ended 30 April 2011.

(c)	Reclassification within equity section

Under Canadian GAAP, “Contributed surplus” was used to record the issuance of stock options, performance shares¸ share purchase warrants and agent compensation warrants. Upon adoption of IFRS, the balances in “Contributed surplus” have been reclassified to “Share-based payments reserve” and “Warrants reserve”. In addition, “Accumulated other comprehensive income” related to revaluation of available-for-sale investments has been reclassified as “Investment revaluation reserve”.

Page | 21

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

5.	SEGMENTED INFORMATION

At 30 April 2012, the Company operates in three geographical areas, being Canada, the United States and Burkina Faso. The following is an analysis of the net loss, current assets and non-current assets by geographical area:

	Canada	United States	Burkina Faso	Total
	$	$	$	$

Net loss
Year ended 30 April 2012	4,987,597	-	-	4,987,597
Year ended 30 April 2011	4,316,193	-	-	4,316,193

Current assets
As at 30 April 2012	4,984,512	-	-	4,984,512
As at 30 April 2011	9,089,470	-	-	9,089,470
As at 1 May 2010	7,346,567	-	-	7,346,567

Investment in associate
As at 30 April 2012	298,225	-	-	298,225
As at 30 April 2011	-	-	-	-
As at 1 May 2010	-	-	-	-

Exploration and evaluation properties
As at 30 April 2012	7,093,158	208,683	384,268	7,686,109
As at 30 April 2011	6,175,355	-	186,693	6,362,048
As at 1 May 2010	3,145,604	753,990	-	3,899,594

Property and equipment
As at 30 April 2012	231,269	-	-	231,269
As at 30 April 2011	124,123	-	-	124,123
As at 1 May 2010	106,893	-	-	106,893

Page | 22

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

6.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents are denominated in the following currencies:

	As at 30 April 2012	As at 30 April 2011	As at 1 May 2010
	$	$	$

Denominated in Canadian dollars	2,734,541	2,982,591	3,771,579
Denominated in U.S. dollars	705,869	897,605	704,102

Total cash and cash equivalents	3,440,410	3,880,196	4,475,681

During the year ended 30 April 2012, the Company issued a total of 13,734,593 flow-through shares (2011: 644,286 flow-through shares) for a total of $3,612,089 (2011: $225,500) (Note 13). As at 30 April 2012, the Company has $1,456,744 (30 April 2011: $Nil, 1 May 2010: $567,771) remaining to be spent on qualifying Canadian exploration expenditures under the terms of the flow-through share agreements.

7.	AMOUNTS RECEIVABLE

The Company’s amounts receivables are as follows:

	As at 30 April 2012	As at 30 April 2011	As at 1 May 2010
	$	$	$

GST/HST receivables	20,510	184,897	10,433
Interest receivables	310	-	9,658
Advances receivable	22,338	6,048	67,921
Shared office costs receivable	110,041	27,651	-
Other receivables	1,150	1,150	1,150

Total trade and other receivables	154,349	219,746	89,162

Included in amounts receivables of the Company are amounts due from related parties which are disclosed in Note 19. The amounts are unsecured, interest free and repayable upon written notice given from the Company.

Page | 23

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

8.	SHORT TERM INVESTMENTS

The Company’s available-for-sale investments and share purchase warrants are as follows:

	As at 30 April 2012		As at 30 April 2011
	Cost	Fair Value	Cost	Fair Value
	$	$	$	$

Fire River Gold Corp. 500,000 shares (2011: 5,363,000 shares). 575,000 warrants expiring on 18 September 2012 (2011: 2,487,500 warrants).	233,082	75,012	2,496,995	3,108,758
El Nino Ventures Inc. 3,319,888 shares (2011: 2,315,656 shares). 1,470,329 warrants (2011: 1,657,142 warrants). 800,000 warrants expire on 12 October 2013 and 285,714 warrants expire on 28 September 2012.	515,175	381,436	443,344	938,036
Next Gen Metals Inc. 4,000,000 warrants expiring on 27 September 2015 (2011: 333,334 warrants).	223,690	46,570	155,000	300,850
Augen Capital Corp. 2,257,000 shares (2011: 2,157,000 shares). 428,500 warrants expiring 30 December 2012 (2011: 428,500 warrants).	182,365	120,704	131,975	91,000
Benton Resources Corp. 300,000 shares (2011: Nil shares).	134,539	90,000	-	-
Calais Resources Inc. 2,083,000 shares (2011: 2,083,000 shares).	125,000	124,980	125,000	125,000
Goldtrain Resources Inc. 976,000 shares (1,026,000 shares).	29,280	63,440	30,780	41,040
Nevada Sunrise Gold Corp. 300,000 shares (2011: Nil shares).	15,233	54,000	-	-
Others	146,399	122,915	113,659	211,079

Total short term investments	1,604,763	1,079,057	3,496,753	4,815,763

Page | 24

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

El Nino Ventures Inc. and Next Gen Metals Inc. are companies with certain directors in common.

During the year, the Company sold a total of 4,863,000 shares of Fire River Gold Corp. for total proceeds of $1,358,276, resulting in a loss of $569,196.

During the year, the Company sold a total of 419,000 shares in other marketable securities for total proceeds of $152,666, resulting in a gain of $35,566.

During the year, the Company received 4,000,000 share purchase warrants of Next Gen Metals Inc. valued at $223,690 related to the sale of Destiny Gold Project (Note 10).

9.	INVESTMENT IN ASSOCIATE

The Company’s investment in associate is as follows:

	As at 30 April 2012		As at 30 April 2011
	Net Book Value	Fair Value	Net Book Value	Fair Value
	$	$	$	$

Next Gen Metals Inc.	298,225	461,333	-	-

The Company accounts for its investment in Next Gen Metals Inc. under the equity method of accounting.

As at 30 April 2012	Number of shares	Company’s interest	Quoted market price/share

Next Gen Metals Inc.	5,766,667	22%	$0.08

The Company had no investment accounted for under the equity method of accounting for the year ended 30 April 2011.

Page | 25

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

The Company acquired the investment in Next Gen Metals Inc. through a combination of cash transactions and as part of the agreement related to the sale of Destiny Gold Project (Note 10).

	Date acquired	Number of shares	Acquisition value	Company’s interest at the date of transaction
Next Gen Metals Inc.	3 August 2010	1,216,667	$140,830	5%
	26 September 2011	4,550,000	$591,500	17%
As at 30 April 2012		5,766,667	$732,330	22%

Movements on equity investments for the year ended 30 April 2012 are as follows:

Next Gen Metals Inc.
$

Balance, 30 April 2011	-
Additions	732,330
Company’s share of net loss	(434,105)

Balance, 30 April 2012	298,225

Summary of financial information as at and for the year ended 30 April 2012 for the equity accounted investment, not adjusted for percentage of ownership held by the Company, is as follows:

	Current Assets	Non- current Assets	Total Assets	Total Liabilities	Net Loss
	$	$	$	$	$

Next Gen Metals Inc.	771,797	725,399	1,497,196	115,605	1,960,917

Page | 26

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

10.	EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties expenditures for the year ended 30 April 2012 are as follows:

	River Valley	BC Rock & Roll	Destiny Gold	Burkina Faso	Other properties	Total
	$	$	$	$	$	$

ACQUISITION COSTS

Balance, 30 April 2011	3,189,989	60,000	73,954	75,000	-	3,398,943
Additions	151,300	61,000	58,250	135,000	21,370	426,920
Payments received	-	-	(50,000)	-	-	(50,000)
Impairment	-	(121,000)	(82,204)	-	-	(203,204)
Balance, 30 April 2012	3,341,289	-	-	210,000	21,370	3,572,659

EXPLORATION AND EVALUATION COSTS

Balance, 30 April 2011	902,055	594,046	1,355,311	111,693	-	2,963,105
Assaying	523,827	-	164,514	-	-	688,341
Drilling	1,520,691	-	-	-	-	1,520,691
Engineering and consulting	419,959	10,745	22,410	62,575	208,683	724,372
Environmental	63,024	-	-	-	-	63,024
Field expenses	145,047	-	-	-	-	145,047
Geology	6,519	-	-	-	-	6,519
Geophysics	269,714	8,000	-	-	-	277,714
Governmental credits	-	-	(438,664)	-	-	(438,664)
Recovery of costs	(120,337)	-	(815,190)	-	-	(935,527)
Impairment	-	(612,791)	(288,381)	-	-	(901,172)
Balance, 30 April 2012	3,730,499	-	-	174,268	208,683	4,113,450

Total costs	7,071,788	-	-	384,268	230,053	7,686,109

Page | 27

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

The Company’s exploration and evaluation properties expenditures for the year ended 30 April 2011 are as follows:

	River Valley	BC Rock & Roll	Destiny Gold	Burkina Faso	Other properties	Total
	$	$	$	$	$	$

ACQUISITION COSTS

Balance, 1 May 2010	1	14,500	43,454	-	788,052	846,007
Additions	3,189,988	45,500	30,500	75,000	43,310	3,384,298
Impairment write-down	-	-	-	-	(831,362)	(831,362)
Balance, 30 April 2011	3,189,989	60,000	73,954	75,000	-	3,398,943

EXPLORATION AND EVALUATION COSTS

Balance, 1 May 2010	-	437,175	914,795	-	1,701,617	3,053,587
Assaying	-	-	9,640	-	-	9,640
Engineering and consulting	902,055	156,871	428,702	111,693	47,543	1,646,864
Field expenses	-	-	2,174	-	-	2,174
Governmental credits	-	-	-	-	(47,535)	(47,535)
Property fees	-	-	-	-	29,723	29,723
Recovery of costs	-	-	-	-	(13,158)	(13,158)
Impairment write-down		-	-	-	(1,718,190)	(1,718,190)
Balance, 30 April 2011	902,055	594,046	1,355,311	111,693	-	2,963,105

Total costs	4,092,044	654,046	1,429,265	186,693	-	6,362,048

Page | 28

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

River Valley, Ontario

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly-owned subsidiary of Anglo Platinum Limited, an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property (these claims were allowed to lapse on 12 December 2006), the Washagami property (these claims were allowed to lapse on 10 December 2008), the Razor property and the Western Front property, in the Sudbury Region of Ontario. During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

Kaymin continued to fund exploration under the terms of the joint venture until 2007 and invested over $22 million in the exploration of the property; however, as a result of capital expenditure reductions during the global financial crisis in 2008, no new funds were allocated to the River Valley Project above and beyond the minimal holding costs.

By way of a Mineral Interest Assignment Agreement dated for reference 13 December 2010, as amended on 6 April 2011 (the “Assignment Agreement”), the Company completed the purchase of Kaymin’s 50% interest in the River Valley claims, providing the Company with an undivided 100% interest in the River Valley PGM Project. Under the terms of the Assignment Agreement, Kaymin exchanged its 50% interest in the joint venture, for a 12% interest in the Company, based on the issued and outstanding common shares of the Company as of 30 November 2010 (67,543,008 common shares). The aggregate purchase price for the 50% interest in the River Valley PGM project was:

8,117,161 fully paid and non-assessable common shares of the Company (issued) (Notes 13 and 20); and

Three-year warrants exercisable to purchase 3,000,000 common shares of the Company at a price of $0.30 per common share (issued) (Notes 13 and 20).

Included in the River Valley PGM Project are the following:

(i)	River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors. In addition, minimum annual exploration expenditures of $100,000 were completed. The property is subject to a 3% Net Smelter Return (“NSR”). The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

Page | 29

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

(ii)	Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario. Certain claims are subject to a 2% NSR.

(iii)	Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

(iv)	Western Front Property, Ontario

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

Heaven Lake PGM Gold Project, Ontario

On 13 December 2010, the Company staked 220 square kilometres 10 km north of Lac des Iles Mine, North of Thunder Bay, Ontario The property covers entire Heaven Lake Greenstone Belt. The project lies near the junction of Highway 527 and Road 811, midway between Thunder Bay and the railway community of Armstrong.

River Valley East and West PGM Project, Ontario

On 15 September 2011, the Company staked 132 mining claims covering approximately 58,000 acres adjacent to its River Valley palladium (Pd), platinum (Pt) and gold (Au) project in the Sudbury area of Ontario. The newly acquired claim group is located east of the city of Sudbury, in the townships of Davis, Henry, Janes, Loughgrin, Pardo, Dana Hobbs and McWilliams. The property is situated to the east of the Sudbury Basin and north of Highway 17. It covers two rock groups that host significant concentrations of Platinum Group Metals mineralization - the River Valley-East Bull Lake Suite of rocks and the Nipissing Gabbro.

Page | 30

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

BC Rock & Roll, British Columbia

On 28 July 2009, the Company obtained an option from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd.), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 kilometres ("km") west of the Bronson airstrip and exploration camp in northern British Columbia. Under the terms of the Letter Agreement, the Company can earn a 100% interest in the Property over a four year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 of the Company's shares (Notes 13 and 20). The Vendors will retain a 2% NSR, of which 1% can be purchased for $3,000,000. The property is also subject to an underlying NSR of 3% and an underlying Net Profits Interest Royalty ("NPI") of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable by the Forrest Syndicate and/or heirs and assignees in their entirety for $1,500,000 each.

Subsequent to the year end, the Company terminated the option agreement with the Vendors related to the Rock & Roll property (Note 22). During the year, the Company recorded a provision for write-down of $733,791 related to the Rock & Roll property.

Destiny Gold Project, Québec

In September 2009, the Company entered into an option agreement with Alto Ventures Ltd. ("Alto") on the Destiny Gold Project (formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec (the "Alto Option Agreement”). The property consists of 175 mining claims totalling 7,260 hectares ("ha"). Under the terms of the Alto Option Agreement, the Company will pay Alto $200,000, provide Alto with 250,000 common shares of the Company (Notes 13 and 20), and complete a cumulative total of $3,500,000 in exploration expenditures over a four year period, with minimum exploration expenditures of $1,400,000 to earn a 60% interest in the Destiny Gold property

On 8 August 2011, the Company entered into a Letter Agreement (the “LA”) with Next Gen Metals Inc. (“Next Gen”) whereby Next Gen was granted an option to acquire the Company's 60% earn-in option interest ("Option Interest") in the Destiny Gold Project which Option Interest was granted to the Company pursuant to an agreement with Alto.

Under the terms of the LA, the Company will grant to Next Gen an irrevocable right and option to acquire the Company's right, title and interest in and to the Option Interest in the Destiny Gold Project, for an aggregate purchase price of: (i) a total of $675,000 in cash; (ii) 15,000,000 Next Gen common shares; and (iii) 4,000,000 Next Gen share purchase warrants exercisable into 4,000,000 common shares of Next Gen at varying prices for four years from the date of issuance, all of which are due as follows:

Cash: Next Gen paid to the Company $50,000 on signing the LA and will make the balance of the cash payments to the Company in tranches of: (i) $75,000 on or before the first anniversary of the LA; (ii) $200,000 on or before the second anniversary of the LA; and (iii) $350,000 on or before the third anniversary of the LA.

Page | 31

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Next Gen Shares: The 15,000,000 common shares of Next Gen will be issued as fully paid and non-assessable common shares, in tranches, as to: (i) 4,550,000 common shares (issued) upon Next Gen's delivery to the Company of a notice of commencement of the Option; (ii) 5,225,000 common shares on or before the first anniversary of the LA; and (iii) 5,225,000 common shares on or before the second anniversary of the LA.

Warrants: The 4,000,000 Next Gen Warrants shall be issued to the Company upon Next Gen's delivery to the Company of a notice of commencement of the option. The Warrants are exercisable as follows: (i) 1,000,000 Warrants are exercisable at $0.25 per share; (ii) 1,000,000 Warrants are exercisable at $0.30 per share; (iii) 1,000,000 Warrants are exercisable at $0.35 per share; and (iv) 1,000,000 Warrants are exercisable at $0.50 per share.

In addition to the cash, shares and warrants payable by Next Gen, Next Gen shall also be responsible for all remaining cash payments and exploration expenditures due to be paid or incurred, as the case may be, under the Company’s agreement with Alto, along with any costs and expenditures associated with any resultant joint venture that arises between Next Gen and Alto. The Company will continue to be responsible for issuances of common shares to Alto under its agreement with Alto until the date of exercise of the option and the transfer and registration of the Option Interest from the Company to Next Gen in accordance with the terms of the LA.

Subsequent to the year end, the Company terminated the option agreement with Alto related to the Destiny Gold Project (Note 22). During the year, the Company recorded a provision for write-down of $370,585 related to the Destiny Gold Project.

Glitter Lake Property, Québec

By agreement dated 15 August 2003, as amended on 30 April 2006, the Company could acquire, from CanAlaska Uranium Ltd. (“CanAlaska”), a company that previously had certain directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Québec. As consideration, the Company, at its option, could issue shares, make payments and incur exploration expenditures (the expenditure commitments for 2008 and 2009 have been extended to 2009 and 2010 as agreed to in an amendment dated 1 April 2008).

On 30 January 2009, the Company and CanAlaska signed an amendment to the option agreement whereby CanAlaska assigned 100% interest in the Glitter Lake property to the Company for approximately $83,600 in payment of CanAlaska’s remaining lease obligations to the Company that ended in November 2010. CanAlaska retains a 0.5% NSR interest in the property. The original option agreement has thus been terminated.

On 24 April 2012, the Company entered into an agreement to provide El Condor Minerals Inc. (“LCO”) an option to earn a 100% interest in the Glitter Lake Property, subject to 2 weeks due diligence period. In order to exercise the option, LCO shall make the cash payments and issue shares as set forth below:

Page | 32

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

	Payments	Shares
	$
On directors and regulatory approvals	50,000	350,000
On or before 24 April 2013	50,000	350,000
On or before 24 April 2014	50,000	300,000
Total	150,000	1,000,000

Upon completion of the option, the Company will retain 2% NSR. 1% NSR can be purchased from the Company for $1,000,000.

Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company can acquire, from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats property, located in the province of Saskatchewan.

On 30 March 2009, the Company and Hunter signed an amendment to the terms of the agreement as follows:

		Payments	Shares	Exploration Expenditures
		$		$
Upon execution of agreement	(paid/issued)	10,000	75,000	-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011*	(paid)	20,000	-	-
On or before 30 April 2012*	(paid)	20,000	-	-
On or before 30 April 2013*		20,000	-	-
Total		150,000	250,000	-

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

An additional 100,000 shares may be issued upon the vesting of a 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

Page | 33

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

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

Tonsina Property, Alaska

The Tonsina property, presently defined, consists of 46 mining claims in the State of Alaska, known as the “Marc” claims 1-46 (ADL Nos. 610060 – 610105) which were staked in June, 2006. These claims comprise a contiguous group of State of Alaska ¼ section claims covering approximately 29.78 sq. km (744.62 ha, or 7,360 acres), herein referred to as the “Tonsina property”. The claims are owned 100% by the Company. A joint venture partner is being sought to further explore the project.

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

Kane Property, Alaska

In March 2008, Stillwater elected not to continue with exploration on the property in order to evaluate new ground in southeast Alaska.

The Company continues to maintain the Kane property’s mineral claims and a joint venture partner is being sought to further explore the property.

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company acquired from Freegold Ventures Limited (“Freegold”), a company that formerly had certain directors and officers in common, an option to earn up to a 70% interest in the Union Bay Property.

In order to earn a 50% interest, the Company purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures.

Following the vesting of its 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting. This election was not made.

Page | 34

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Under the terms of the agreement, the Company, upon the vesting of its 50%, issued 253,586 shares at market value for $100,000 to Freegold.

By Memorandum of Agreement dated 4 May 2007, Freegold and the Company confirmed their 50/50 interest in the property.

Freegold and the Company are seeking a joint venture partner to further develop this project.

Burkina Faso, Africa

On 18 January 2011, the Company entered into an agreement with Somitra to acquire 100% interest in the properties of Kangara, Kalempo and Lhorosso. The Company can earn a 100% interest in the properties under the following terms of the agreements:

US$75,000 on signing of the agreement (paid);
US$30,000 on six months following the signing of the agreement (paid);
US$105,000 on the first anniversary of the signing of the agreement (paid);
US$120,000 on the second anniversary of the signing of the agreement;
US$150,000 on the third anniversary of the signing of the agreement; and
After completion of transferring the claims, the Company is required to issue 450,000 common shares of the Company to Somitra or pay the sum of US$135,000.

Each property is subject to a 1.0% NSR with the buyout price of US$1,000,000 for any deposit over 1 million ounces and US$500,000 for any deposit under 1 million ounces.

11.	PROPERTY AND EQUIPMENT

The Company’s property and equipment as at 30 April 2012 are as follows:

	Cost	Accumulated depreciation	Net book value
	$	$	$

Automotive	122,947	83,097	39,850
Office equipment	289,522	185,122	104,400
Software	59,558	48,570	10,988
Leasehold improvements	76,871	840	76,031

Total	548,898	317,629	231,269

Page | 35

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

The changes in the Company’s property and equipment for the years ended 30 April 2012 and 2011 are as follows:

	Automotive	Office equipment	Software	Leasehold improvements	Total
	$	$	$	$	$

COST

As at 1 May 2010	86,470	221,564	31,011	-	339,045
Additions	36,477	7,466	6,570	-	50,513
As at 30 April 2011	122,947	229,030	37,581	-	389,558
Additions	-	62,670	21,977	76,871	161,518
Disposals	-	(2,178)	-	-	(2,178)

As at 30 April 2012	122,947	289,522	59,558	76,871	548,898

DEPRECIATION

As at 1 May 2010	55,240	152,181	24,731	-	232,152
Depreciation	10,778	14,403	8,102	-	33,283
As at 30 April 2011	66,018	166,584	32,833	-	265,435
Depreciation	17,079	18,538	15,737	840	52,194

As at 30 April 2012	83,097	185,122	48,570	840	317,629

NET BOOK VALUE

As at 1 May 2010	31,230	69,383	6,280	-	106,893
As at 30 April 2011	56,929	62,446	4,748	-	124,123
As at 30 April 2012	39,850	104,400	10,988	76,031	231,269

Page | 36

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

12.	TRADE PAYABLES AND ACCRUED LIABILITIES

The Company’s trade and other payables are broken down as follows:

	As at 30 April 2012	As at 30 April 2011	As at 1 May 2010
	$	$	$

Trade payables	78,664	366,246	10,543
Accrued liabilities	23,833	37,092	86,408
Flow-through shares premium liability	311,218	77,314	-

Total trade payables and accrued liabilities	413,715	480,652	96,951

During the year ended 30 April 2012, the Company issued 13,734,593 flow-through shares (2011: 644,286 flow-through shares) for total proceeds of $3,612,089 (2011: $225,500). This issuance of flow-through shares resulted in a flow-through share premium liability of $771,684 (30 April 2011: $77,314, 1 May 2010: $Nil) (Note 13).

During the year ended 30 April 2012, the Company incurred approximately $2,155,345 in qualifying Canadian exploration expenditures resulting in a flow-through share income of $537,780 (2011: $Nil), with a corresponding decrease in the flow-through share premium liability, on the basis that the Company has the intention of renouncing these qualifying Canadian exploration expenditures to the respective investors.

Included in trade payables and accrued liabilities are amounts due to related parties which are disclosed in Note 19.

13.	SHARE CAPITAL

13.1	Authorized share capital

The Company has authorized an unlimited number of common and preferred shares with no par value. At 30 April 2012, the Company had 103,747,214 common shares outstanding (2011: 85,737,788) and no preferred shares outstanding (2011: Nil).

Page | 37

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

13.2	Shares issuances

During the years ended 30 April 2012 and 2011, the Company issued common shares as follows:

On 15 March 2011, the Company closed the non-brokered private placement of 9,248,333 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for one year at an exercise price of $0.35. A total of 644,286 flow-through units at $0.35 per unit were also placed. Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company at $0.45 for a period of one year. The Company paid finder's fee of $24,775 in cash. This issuance of flow-through shares resulted in a flow-through share premium liability of $77,314 at the date of issue (Note 12).

During the year ended 30 April 2011, 50,000 shares at a deemed price of $0.11 per share were issued for the acquisition of the BC Rock & Roll project (Notes 10 and 20) and 50,000 shares at a deemed price of $0.11 per share were issued for the acquisition of Destiny Gold project (Notes 10 and 20).

During the year ended 30 April 2011, the Company purchased the remaining 50% interest in the unincorporated joint venture of the River Valley PGM project from Anglo Platinum Limited through its wholly-owned subsidiary, Kaymin Resources Ltd., issuing 8,117,161 non-assessable common shares of the Company and three-year warrants to purchase up to 3,000,000 common shares of the Company at a price of $0.30 per common share (Notes 10 and 20).

On 13 July 2011, the Company closed the first tranche non-brokered private placement of 2,583,333 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.40. A total of 4,332,141 flow-through units at $0.35 per unit were also placed (Note 6). Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.45. The Company paid finder’s fees of $68,750 in cash. This issuance of flow-through shares resulted in a flow-through share premium liability of $216,607 at the date of issue (Note 12).

Page | 38

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

On 18 July 2011, the Company closed the second and final tranche non-brokered private placement of 620,000 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.40. A total of 210,000 flow-through units at $0.35 per unit were also placed (Note 6). Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.45. The Company paid finder’s fees of $12,975 in cash. This issuance of flow-through shares resulted in a flow-through share premium liability of $14,700 at the date of issue (Note 12).

On 26 October 2011, the Company completed the first tranche of its non‑brokered private placement and issued an aggregate of 8,075,452 flow-through units at $0.22 per flow-through unit for proceeds of $1,776,600 (Note 6). Each flow-through unit consisting of one common share in the capital of the Company and one-half of one non-transferable non flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.32. This issuance of flow-through shares resulted in a flow-through share premium liability of $484,527 at the date of issue (Note 12).

On 21 November 2011, the Company closed the second and final tranche of the non-brokered private placement, the Company issued 486,500 non flow-through units at $0.20 per unit for gross proceeds of $97,300, with each unit consisting of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.30.

Also in its second tranche, the Company issued 1,117,000 flow-through units at $0.22 per unit for gross proceeds of $245,740 (Note 6), with each flow-through unit consisting of one common share in the capital of the Company and one-half of one non-transferable non flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.32. This issuance of flow-through shares resulted in a flow-through share premium liability of $55,850 at the date of issue (Note 12).

All securities issued pursuant to the first tranche closing are subject to a hold period expiring February 27, 2012. In connection with the closing of both tranches of the financing, the Company paid finder’s fees of $62,474 in cash.

During the year ended 30 April 2012, 100,000 shares at a deemed price of $0.11 per share were issued for the acquisition of the BC Rock & Roll project (Notes 10 and 20) and 75,000 shares at a deemed price of $0.11 per share were issued for the acquisition of Destiny Gold project (Notes 10 and 20).

During the year ended 30 April 2012, 100,000 performance shares were exercised for proceeds of $1,000 and 310,000 stock options were exercised for proceeds of $77,500.

Page | 39

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

13.3	Share purchase warrants

The following is a summary of the changes in the Company’s share purchase warrants for the years ended 30 April 2012 and 2011:

Year ended 30 April	2012		2011
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
		$		$

Outstanding, beginning of year	10,941,309	0.36	2,995,000	0.42
Granted	8,712,213	0.36	7,946,309	0.34
Exercised	-	-	-	-
Forfeited	(7,941,309)	0.38	-	-

Outstanding, end of year	11,712,213	0.35	10,941,309	0.36

The following table summarizes information regarding share purchase warrants outstanding as at 30 April 2012.

Number of warrants	Exercise price	Expiry date

3,000,000	$0.30	13 December 2013
1,291,667	$0.40	13 January 2013
2,166,070	$0.45	13 January 2013
310,000	$0.40	18 January 2013
105,000	$0.45	18 January 2013
4,037,726	$0.32	26 April 2013
243,250	$0.30	21 May 2013
558,500	$0.32	21 May 2013

11,712,213

Page | 40

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

13.4	Performance shares

A total of 2,697,990 performance shares are reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

As at 30 April 2012, a total of 850,000 performance shares have been exercised and issued (2011: 750,000 shares) at $0.01 per share.

During a prior year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the Senior Vice-President of Corporate and Business Development of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Grant Date
150,000	1 February 2011	(allotted as at 30 April 2011*)
75,000	1 August 2011	(allotted as at 30 April 2012**)
75,000	1 February 2012	(allotted as at 30 April 2012**)
300,000

*	150,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2011. The fair market value of the performance shares at the date of allotment/accrual was $28,500 and was recorded in the accounts as share-based payments (Note 14). The offsetting entry is to share-based payments reserve.

**	150,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2012. The fair market value of the performance shares at the date of allotment/accrual was $32,250 and was recorded in the accounts as share-based payments (Note 14). The offsetting entry is to share-based payments reserve.

During the year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the President and Chief Operating Officer of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Grant Date
100,000	6 September 2012
100,000	6 September 2013
100,000	6 September 2014
300,000

Page | 41

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

During the year, the Board authorized the issuance of up to 150,000 performance shares at an exercise price of $0.01 per share to the Vice President Exploration of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Grant Date
30,000	15 December 2012
30,000	15 December 2013
30,000	15 December 2014
30,000	15 December 2015
30,000	15 December 2016
150,000

13.5	Stock options

The Company has adopted a stock option plan whereby, the Company may grant stock options to employees, directors and/or consultants of the Company. The exercise price of any options granted under the plan will be determined by the Board of Directors, at its sole discretion, but shall not be less than the last closing price of the Company’s common shares on the day before the date on which the Directors grant such options.

The following is a summary of the changes in the Company’s stock option plan for the years ended 30 April 2012 and 2011:

Year ended 30 April	2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$

Outstanding, beginning of year	8,268,000	0.32	5,430,500	0.36
Granted	1,000,000	0.30	3,525,000	0.30
Exercised	(310,000)	0.25	(85,000)	0.25
Forfeited	(1,725,000)	0.36	(602,500)	0.50

Outstanding, end of year	7,233,000	0.32	8,268,000	0.32

Page | 42

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

The weighted average fair value of the options granted during the year ended 30 April 2012 was estimated at $0.19877 (2011: $0.20262) per option at the grant date using the Black-Scholes Option Pricing Model. The weighted average assumptions used for the calculation were:

Year ended 30 April	2012	2011

Risk free interest rate	1.49%	2.57%
Expected life	3.58 years	4.9 years
Expected volatility	129.05%	117.12%
Expected dividend per share	0.00%	0.00%

The following table summarizes information regarding stock options outstanding and exercisable as at 30 April 2012.

Exercise price	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted average exercise price

Options outstanding
$0.20 - $0.29	3,558,000	3.53	$0.25
$0.30 - $0.39	2,775,000	3.48	$0.31
$0.40 - $0.60	900,000	1.02	$0.59

Total options outstanding	7,233,000	3.20	$0.32

Options exercisable
$0.20 - $0.29	2,958,000	3.36	$0.25
$0.30 - $0.39	1,575,000	3.31	$0.31
$0.40 - $0.60	833,333	0.89	$0.60

Total options exercisable	5,366,333	2.96	$0.32

Page | 43

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

14.	SHARE-BASED PAYMENTS

Share-based payments for the following options granted by the Company will be amortized over the vesting period, of which $499,462 was recognized in the year ended 30 April 2012 (2011: $231,193):

Grant date of stock options	Fair value of options granted	Amount vested in 2012	Amount vested in 2011
	$	$	$

11 June 2008	18,701	-	133
15 July 2009	8,613	223	2,537
4 January 2010	42,773	-	17,712
5 January 2010	69,753	6,837	34,524
1 February 2011	45,030	18,897	26,133
24 February 2011	609,754	333,904	147,968
15 March 2011	18,948	12,080	2,186
14 June 2011	81,708	81,708	-
7 September 2011	117,062	45,813	-

Share-based payments from stock options	1,012,342	499,462	231,193

Performance shares allotted(Note 13)		32,250	40,500

Total		531,712	271,693

15.	TAXES

15.1	Provision for income taxes

Year ended 30 April	2012	2011
	$	$

Loss before tax	4,987,597	4,316,193
Statutory tax rate	26.00%	27.83%

Expected tax recovery	1,296,775	1,201,340
Non-deductible items	(283,107)	(92,499)
Change in future tax rates	(38,987)	(112,876)
Change in valuation allowance	(974,681)	(995,965)

Tax recovery for the year	-	-

Page | 44

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

15.2	Deferred tax balances

The tax effects of temporary differences that give rise to deferred tax assets are as follows:

As at 30 April	2012	2011
	$	$

Tax loss carry-forwards	2,703,631	2,028,665
Property and equipment	81,004	67,955
Exploration and evaluation properties	562,546	286,452
Share issue costs	44,974	34,402

	3,392,155	2,417,474
Valuation allowance	(3,392,155)	(2,417,474)

Deferred tax assets	-	-

15.3	Expiry dates

The Company’s recognized and unrecognized deferred tax assets related to unused tax losses have the following expiry dates:

As at 30 April	2012
$

Non-capital losses
2014	701,754
2015	684,375
2026	851,782
2027	1,271,389
2028	1,336,195
2029	1,530,437
2030	267,302
2031	1,471,427
2,699,862

Total non-capital losses	10,814,523

Total resource-related deduction, no expiry	9,936,292

Page | 45

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

16.	LOSS PER SHARE

The calculation of basic and diluted loss per share is based on the following data:

Year ended 30 April	2012	2011

Net loss for the year	$ (4,987,597)	$(4,316,193)

Weighted average number of shares – basic and diluted	97,288,446	69,399,792

Loss per share, basic and diluted	$ (0.05)	$(0.06)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, performance shares and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. All of the stock options, performance shares and the share purchase warrants were anti-dilutive for the years ended 30 April 2012 and 2011.

17.	CAPITAL RISK MANAGEMENT

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements, continue the development and exploration of its mineral properties.

The Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administration costs, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to any externally imposed capital requirements. There were no significant changes in the Company’s approach or the Company’s objectives and policies for managing its capital.

Page | 46

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

18.	FINANCIAL INSTRUMENTS

18.1	Categories of financial instruments

	As at 30 April 2012	As at 30 April 2011	As at 1 May 2010
	$	$	$

FINANCIAL ASSETS

FVTPL, at fair value
Cash and cash equivalents	3,440,410	3,880,196	4,475,681
Short term investments – warrants	103,883	426,158	275,334

Loans and receivables, at amortized cost
Amounts receivable	133,839	34,849	78,729

Available-for-sale, at fair value
Short term investments – shares	975,174	4,389,605	2,466,360

Total financial assets	4,653,306	8,730,808	7,296,104

FINANCIAL LIABILITIES

Other liabilities, at amortized cost
Trade payables	78,664	366,246	10,543

Total financial liabilities	78,664	366,246	10,543

18.2	Fair value

The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short term maturity of these instruments.

Page | 47

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data. As at 30 April 2012, the Company does not have any Level 3 financial instruments.

As at 30 April 2012	Level 1	Level 2	Total
	$	$	$

Financial assets at fair value
Cash and cash equivalents	3,440,410	-	3,440,410
Short term investments – Shares	975,174	-	975,174
Short term investments – Warrants	-	103,883	103,883

Total financial assets at fair value	4,415,584	103,883	4,519,467

As at 30 April 2011	Level 1	Level 2	Total
	$	$	$

Financial assets at fair value
Cash and cash equivalents	3,880,196	-	3,880,196
Short term investments – Shares	4,164,605	225,000	4,389,605
Short term investments – Warrants	-	426,158	426,158

Total financial assets at fair value	8,044,801	651,158	8,695,959

As at 1 May 2010	Level 1	Level 2	Total
	$	$	$

Financial assets at fair value
Cash and cash equivalents	4,475,681	-	4,475,681
Short term investments – Shares	2,466,360	-	2,466,360
Short term investments – Warrants	-	275,334	275,334

Total financial assets at fair value	6,942,041	275,334	7,217,375

There were no transfers between Level 1 and 2 in the year ended 30 April 2012.

Page | 48

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

18.3	Management of financial risks

The financial risk arising from the Company’s operations are credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable. The Company manages its credit risk relating to cash and cash equivalents by dealing with only with highly-rated financial institutions. As at 30 April 2012, amounts receivable was mainly comprised of Harmonized Sales Tax receivable and amounts receivables from related entities for shared office costs (Notes 7 and 19). As a result, credit risk is considered insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. As at 30 April 2012, the Company had $3,440,410 (2011: $3,880,196) in cash and cash equivalents to settle current liabilities of $413,715 (2011: $480,652) and, accordingly, liquidity risk is considered insignificant.

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

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars (Note 6). The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Page | 49

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Other risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

19.	RELATED PARTY TRANSACTIONS

For the year ended 30 April 2012, the Company had related party transactions with the following companies related by way of directors or shareholders in common:

  Next Gen Metals Inc. (“Next Gen”), a company with certain directors in common with the Company. Next Gen pays shared office costs to the Company on a month to month basis.
  El Nino Ventures Inc. (“El Nino”), a company with management and certain directors in common with the Company. El Nino pays shared office costs to the Company on a month to month basis.
  Canadian Gravity Recovery Inc. (“CGR”), a company owned by the Chief Executive Officer of the Company. CGR provides management services on a month to month basis.
  Onestar Consulting Inc. (“Onestar”), a company owned by the Senior Vice President of Business and Corporate Development. Onestar provides consulting services on a month to month basis.

19.1	Related party expenses

The Company’s related party expenses are broken down as follows:

Year ended 30 April	2012	2011
	$	$

Management fees	428,694	200,071
Consulting fees	63,000	-
Shared office costs paid by related parties	734,924	87,562

Total related party expenses	1,226,618	287,633

The Company has a sub-lease agreement with Next Gen and El Nino in which Next Gen and El Nino pays 25% each of the total lease payments of the current office space at 650-555 West 12th Avenue, Vancouver, B.C. V5Z 3X7 (Note 21). The Company provides invoices to Next Gen and El Nino for shared office costs, including the lease payments, on a monthly basis.

Page | 50

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

The breakdown of the expenses between the different related parties is as follows:

Year ended 30 April	2012	2011
	$	$

Next Gen	303,513	14,457
El Nino	431,411	73,105
CGR	428,694	200,071
Onestar	63,000	-

Total related party expenses	1,226,618	287,633

19.2	Due from/to related parties

The assets of the Company include the following amounts due from related parties:

As at 30 April	2012	2011
	$	$

El Nino	16,746	2,832
Next Gen	93,295	6,747

Total amount due from related parties	110,041	9,579

Directors	2,000	3,000

Total amount due to related parties	2,000	3,000

19.3	Key management personnel compensation

The remuneration of directors and other members of key management were as follows:

Year ended 30 April	2012	2011
	$	$

Short-term benefits – management and consulting fees	836,371	505,999
Short-term benefits – directors fees	29,000	23,000
Share-based payments	258,458	112,394

Total key management personnel compensation	1,123,829	641,393

Page | 51

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

20.	SUPPLEMENTAL CASH FLOW INFORMATION

20.1	Cash payments for interest and taxes

The Company made the following cash payments for interest and income taxes:

Year ended 30 April	2012	2011
	$	$

Interest paid	-	-
Taxes paid	-	-

Total cash payments	-	-

20.2	Non-cash financing and investing activities

The Company incurred the following non-cash investing and financing transactions:

Year ended 30 April	2012	2011
	$	$

Common shares issued for properties	19,250	2,446,148
Warrants issued for properties	-	675,570
Common shares received for properties	591,500	-
Warrants received for properties	223,690	-

Total non-cash financing and investing activities	834,440	3,121,718

21.	COMMITMENTS

As at 30 April 2012, the Company had the following commitments:

As at 30 April 2012	< 1 year	2-5 years	> 5 years	Total
	$	$	$	$

Management fees	266,871	856,787	-	1,123,658
Rent and lease payments	108,559	544,208	508,218	1,160,985

Total commitments	375,430	1,400,995	508,218	2,284,643

The Company has a management agreement with CGR, a company owned by the Chief Executive Officer of the Company, effective 1 April 2011.

The Company has a sub-lease agreement with Next Gen and El Nino in which Next Gen and El Nino pays 25% each of the total lease payments of the current office space at 650-555 West 12th Avenue, Vancouver, B.C. V5Z 3X7 (Note 19).

Page | 52

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

22.	EVENT AFTER THE REPORTING PERIOD

The following event occurred subsequent to 30 April 2012:

On 29 June 2012, the Company terminated the option agreements related to the BC Rock & Roll property and the Destiny Gold Project (Note 10).

23.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the year ended 30 April 2012 were approved and authorized for issue by the Board of Directors on 12 July 2012.

Page | 53

ITEM 18.        FINANCIAL STATEMENTS

Refer to Item 17 – Financial Statements

ITEM 19.        EXHIBITS

The following exhibits filed with, or incorporated into, this Form 20-F Annual Report for the fiscal year ended April 30, 2012:

EXHIBIT #
1.	Articles of Incorporation
1.1	Memorandum and By-laws dated May 29, 1996, as amended October 22, 1997, and Certificate of Incorporation as an Alberta corporation	(2)
1.2	Certificate of Continuation and Articles as a British Columbia Corporation dated July 13, 2004	(7)
4.	Material Contracts
4.1	2004 Stock Option Plan	(7)
4.2	2005 Stock Option Plan	(7)
4.3	Farm-In Agreement dated July 14, 1999 on the River Valley property, Ontario, between the Company and Kaymin Resources Limited and Anglo Platinum Limited	(1)
4.4	Agreement between the Company and CanAlaska dated August 15, 2003, whereby the Company could acquire up to 70% of CanAlaska’s Glitter Lake Property in Québec	(3)
4.5	Agreement dated April 30, 2006, between the Company and CanAlaska, amending the August 15, 2003 agreement to acquire up to 70% of CanAlaska’s Glitter Lake Property	(7)
4.6	Agreement dated April 1, 2008, between the Company and CanAlaska, amending the August 15, 2003 agreement, as amended April 30, 2006, to acquire up to 70% of CanAlaska’s Glitter Lake Property	(7)
4.7	Agreement dated January 30, 2009, between the Company and CanAlaska, amending the August 15, 2003 agreement, as amended April 30, 2006, as amended April 1, 2008, assigning 100% ownership of the Glitter Lake Property to the Company	(7)
4.8	Joint Venture Agreement dated October 31, 2007, between the Company and First Nickel Inc. in respect of the Company acquiring the Southern Ontario Properties (known as the Raglan Hills Property)	(7)

4.9	Letter Agreement dated December 9, 2008 between the Company and St. Andrew Goldfields Ltd., (“SAG”) granting the Company an option to acquire a 100% interest in SAG’s wholly-owned subsidiary, Mystery Creek Resources, Inc.	(7)
4.10	Letter Agreement dated June 26, 2009, effective June 25, 2009, between the Company and Fire River Gold Corp. (“FAU”) granting FAU an option to acquire a 100% interest in the Company’s wholly-owned subsidiary, Mystery Creek Resources, Inc.	(7)
4.11	Agreement dated April 30, 2007 between the Company and Diamond Hunter Ltd. for the Company to acquire a 100% interest in the Nickel Plats Project (Gochager Lake property)	(7)
4.12	Agreement dated March 30, 2009, between the Company and Diamond Hunter Ltd., amending the terms of the Agreement dated April 30, 2007 covering the Gochager Lake property	(7)
4.13	Joint Venture Agreement dated August 14, 2009, between the Company and Alto Ventures Ltd. in respect of the Despinassy Property, Quebec (known as the Destiny Gold Property)	(7)
4.14	Letter Agreement dated July 28, 2009, between the Company and Misty Creek Ventures Ltd., Pamicon Developments Ltd. and First Fiscal Enterprises Ltd., granting the Company an option to earn a 100% interest in the Rock and Roll Property	(7)
4.15	Mineral Interest Assignment Agreement dated December 13, 2010 between Kaymin, Anglo Platinum and the Company, assigning Kaymin’s and Anglo Platinum’s 50% interest in the River Valley property to the Company	(9)
4.16	Amendment dated April 6, 2011 to the Mineral Interest Assignment Agreement dated December 13, 2010 between Kaymin, Anglo Platinum and the Company	(9)
4.17	Letter Agreement dated August 8, 2011 between Pacific North West Capital Corp. and Next Gen Metals Inc. for the purchase and sale of the option to acquire a 60% interest in the Destiny Gold Project, Val D’or, Quebec	*
8.	List of Subsidiaries
8.1	Pacific North West Capital Corp. USA, an Alaska corporation, incorporated May 27, 2003	*
	Pacific North West Capital de México, S.A. de C.V., a México company, incorporated January 20, 2009
11.	Code of Ethics
11.1	Code of Business Conduct and Ethics	(6)
12.	Certifications of Disclosure in Annual Report
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*
12.3	Certification of Chief Executive Officer pursuant to 18 U.S.C Section 1350, Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*
12.4	Certification of Chief Financial Officer pursuant to 18 U.S.C Section 1350, Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*
12.5	Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer	*
15.	Other
15.1	Charter of the Audit Committee of the Board of Directors	(6)

15.2	Whistleblower Policy adopted by the Audit Committee on May 24, 2010	(6)
15.3	Technical report entitled “Revised Mineral Resource Estimate, Dana Lake and Lismer’s Ridge Deposits incorporating Phase VI Drilling, River Valley PGM Project, Ontario for Pacific North West Capital Corp”, dated June 10th, 2004, by Derry, Michener, Booth and Wahl Consultants Ltd. (“Derry, Michener, Booth and Wahl Report”).	(4)
15.4	“Revised Mineral Resources Estimate, Lismer’s North and Varley Areas (Incorporating VII Drilling), River Valley PGM Project, Ontario, for Pacific North West Capital Corp., dated May 2006” (the “GeoSim Report”) prepared by Ron Simpson, P.Geo., of GeoSim, and John Londry.	(5)
15.5	NI 43-101 compliant “Technical Report and Resource Estimation of the DAC Deposit, Destiny Property, Québec” (the “Destiny Tech Report”) for Alto Ventures Ltd. and Pacific North West Capital Corp. dated March 1, 2011, by Todd McCracken, P.Geo.”, of Wardrop.	(8)
15.6	NI 43-101 compliant “Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario” for Pacific North West Capital Corp. dated June 13, 2012, by Todd McCracken, P.Geo, of Tetra Tech Wardrop and Consent of Qualified Person to Technical Report.	(10)
15.7	Consent of James Stafford Inc. Chartered Accountants	*
NOTES:
* Filed herewith
(1)	Incorporated by reference from our Registration Statement on Form 20-F filed on paper September 17, 1999.
(2)	Incorporated by reference from our Annual Report on Form 20-F filed on paper June 8, 2000.
(3)	Incorporated by reference from our Annual Report on Form 20-F on October 24, 2003.
(4)	Incorporated by reference from our Annual Report on Form 20-F on August 9, 2004.
(5)	Incorporated by reference from our Form 6-K/A on June 6, 2006.
(6)	Incorporated by reference from our Annual Report on Form 20-F filed on July 27, 2010.
(7)	Incorporated by reference from our Annual Report, as Amended, on Form 20-F/A filed on March 7, 2011.
(8)	Incorporated by reference from our Form 6-K for the month of March 2011 filed on April 4, 2011.
(9)	Incorporated by reference from our Form 6-K for the month of April 2011 filed on April 29, 2011.
(10)	Incorporated by reference from our Form 6-K for the month of June 2012 filed on July 5, 2012.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:  July 27, 2012

PACIFIC NORTH WEST CAPITAL CORP.

By: /s/ Harry Barr
____________________________________
Harry Barr
Chief Executive Officer

By: /s/ Robert Guanzon
____________________________________
Robert Guanzon
Chief Financial Officer