Form 20-F/A
period 2012-04-30
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2012-08-15
CIK 1073238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
Form 20-F/A

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

Exhibits Index is on page 110

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
 [  ]  Yes     [X]  Not applicable

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F for the year ended April 30, 2012, filed on July 27, 2012 with the Securities and Exchange Commission (the “Original Report”), is being filed by Pacific North West Capital Corp. (“PFN” or the “Company”) to amend the Original report for the sole purposes of:

(i)	adding a disclosure that the information for the year ended April 30, 2011 under Item 3.A. “Selected Financial Data,” prepared in accordance with IFRS, may differ from the information previously published under Canadian GAAP;

(ii)	separately presenting the information prepared in accordance with IFRS from the one prepared in accordance with Canadian GAAP under Item 3.A. “Selected Financial Data”;

(iii)	adding a reconciliation to US GAAP for financial information for the years ended April 30, 2010, 2009 and 2008 previously published in accordance with Canadian GAAP, under Item 3.A. “Selected Financial Data”;

(iv)	amending to comply with Item 18. Financial Statements rather than Item 17 of Form 20-F;

(v)	including an audit opinion that refers to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board and revising the “Emphasis of Matter” paragraph to comply with PCAOB standards;

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

Unless otherwise noted, all currency amounts are stated in Canadian dollars. The following table summarizes selected financial data for PFN for each of the three most recently completed financial years.  The 2012 and 2011 information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with IFRS, and related notes.  The 2011 information has been adjusted in accordance with IFRS, and therefore, may differ from the 2011 information previously published in accordance with Canadian GAAP.

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

The 2010, 2009 and 2008 information set forth below was prepared in accordance with Canadian GAAP, which has been derived from previously published consolidated financial statements.

	YearsEnded 30 April (audited)
	2010	2009	2008
Total revenues	$59,296	$247,880	$611,704
General and administrative expenses	1,789,601	2,647,547	2,091,920
Mineral property cash costs incurred	1,487,026	1,895,727	3,602,672
Income (loss) before other items in total	(1,789,601)	(2,647,547)	(2,091,920)
Net income (loss) from continuing operations in total	(3,551,664)	(5,274,994)	(883,378)
Loss per share – Basic & fully diluted – continued operations	(0.06)	(0.09)	(0.02)
Loss per share – Basic & fully diluted – discontinued operation	0.04	(0.00)	-
Totals assets	11,353,054	15,095,336	17,087,029
Total long term liabilities	Nil	3,836,415	Nil
Cash dividends declared	Nil	Nil	Nil

The 2010, 2009 and 2008 information set forth below was prepared in accordance with US GAAP, which has been derived from previously published consolidated financial statements.

	YearsEnded 30 April (audited)
	2010	2009	2008
Total revenues	$59,296	$247,880	$611,704
General and administrative expenses	1,789,601	2,647,547	2,091,920
Mineral property cash costs incurred	1,487,026	1,895,727	3,602,672
Income (loss) before other items in total	(1,789,601)	(2,647,547)	(2,091,920)
Net income (loss) from continuing operations in total	(3,352,325)	(3,455,580)	(4,939,262)
Loss per share – Basic & fully diluted – continued operations	(0.05)	(0.06)	(0.02)
Loss per share – Basic & fully diluted – discontinued operation	0.04	(0.00)	-
Totals assets	7,683,664	10,961,107	10,637,948
Total long term liabilities	Nil	3,836,415	Nil
Cash dividends declared	Nil	Nil	Nil

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

Not applicable.

ITEM 18.         FINANCIAL STATEMENTS

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

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board , and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pacific North West Capital Corp. as at 30 April 2012, 30 April 2011 and 1 May 2010, and the results of its operations and its cash flows for the years ended 30 April 2012 and 30 April 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that may cast substantial doubt about the ability of Pacific North West Capital Corp. to continue as going concern , including working capital deficit of $4,570,797 and a net loss of $4,987,597 as at and for the year ended 30 April 2012, respectively.

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

Dated:  August 15, 2012

PACIFIC NORTH WEST CAPITAL CORP.

By: /s/ Harry Barr
____________________________________
Harry Barr
Chief Executive Officer

By: /s/ Robert Guanzon
____________________________________
Robert Guanzon
Chief Financial Officer