Form 20-F/A
period 2012-04-30
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2012-09-14
CIK 1073238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
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
 [  ]  Yes     [X]  Not applicable

This Amendment No. 2 (the “Amendment”) to the Annual Report on Form 20-F for the year ended April 30, 2012, filed on July 27, 2012 with the Securities and Exchange Commission (the “Original Report”), is being filed by Pacific North West Capital Corp. (“PFN” or the “Company”) to amend the Original report for the sole purposes of:

(i)	adding a disclosure that the information under Item 3.A. “Selected Financial Data,” prepared in accordance with Canadian and United States GAAP are not comparable to information prepared under IFRS as issued by IASB;

(ii)	separately presenting the information prepared in accordance with IFRS from the one prepared in accordance with Canadian GAAP under Item 3.A. “Selected Financial Data”;

(iii)	revising the “Emphasis of Matter” paragraph of the Independent Auditor’s Report to comply with PCAOB standards;

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

	Years Ended 30 April (audited)
	2012	2011
Total revenues	$33,134	$52,293
General and administrative expenses	2,975,697	1,526,478
Mineral property cash costs incurred	3,351,736	1,890,288
Income (loss) before other items in total	(2,975,697)	(1,698,576)
Net income (loss) from continuing operations in total	(4,987,597)	(4,316,193)
Loss per share – Basic & fully diluted – continued operations	(0.05)	(0.06)
Loss per share – Basic & fully diluted – discontinued operation	-	-
Totals assets	13,200,115	15,575,641
Total long term liabilities	Nil	Nil
Cash dividends declared	Nil	Nil

The 2010, 2009 and 2008 information set forth below was prepared in accordance with Canadian GAAP, which has been derived from previously published consolidated financial statements. The information set forth below, prepared in accordance with Canadian GAAP, is not comparable to the 2012 and 2011 information prepared in accordance with IFRS, as issued by the IASB.

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

The 2010, 2009 and 2008 information set forth below was prepared in accordance with US GAAP, which has been derived from previously published consolidated financial statements. The information set forth below, prepared in accordance with US GAAP, is not comparable to the 2012 and 2011 information prepared in accordance with IFRS, as issued by the IASB.

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

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that raises substantial doubt about the ability of Pacific North West Capital Corp. to continue as going concern, including a net loss of $4,987,597 as at and for the year ended 30 April 2012 and accumulated deficit of $28,430,295 since inception.

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

Dated:  September 14, 2012

PACIFIC NORTH WEST CAPITAL CORP.

By: /s/ Harry Barr
____________________________________
Harry Barr
Chief Executive Officer

By: /s/ Robert Guanzon
____________________________________
Robert Guanzon
Chief Financial Officer