Form 20-F
period 2013-04-30
PACIFIC NORTH WEST CAPITAL CORP /CN
filed 2013-07-29
CIK 1073238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] Registration Statement Pursuant to Section 12(b) Or (g) of the Securities Exchange Act of 1934

or

 [X]  Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended APRIL 30, 2013

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

None
__________________________________________________________
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

104,047,214
__________________________________________________________

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

MEASUREMENT CONVERSION INFORMATION

In this Annual Report on Form 20-F, metric measures are used with respect to mineral properties described herein.  For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	2,240 pounds	= 1 tonne
1 yard	= 0.9144 metre	2,000 pounds/short ton	= 0.907 tonnes
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

GLOSSARY

The following are definitions of mining terms and certain other terms used in this Statement.

Ag	Periodic symbol for Silver
Alto	Alto Ventures Ltd.
Anglo Platinum	Anglo American Platinum Corporation Limited
Au	Periodic symbol for Gold
assay	A chemical test performed on a sample of rocks or core to determine the amount of contained metals
assessment work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims
BHEM	Borehole electromagnetic induction geophysics
breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals
Calista	Calista Corporation
CanAlaska	CanAlaska Uranium Ltd.
chalcopyrite	A sulphide mineral of Copper and Iron; an important ore mineral of Copper
channel sample	A sample from a small trench or channel, cut on a rock surface, usually about 5-10 cm wide and 2 cm deep, to provide accurate distribution of mineralization
chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face
CIM	Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves(see “Mineral Reserves – Definitions” below)
Cu	Periodic symbol for Copper
diabase	A common basic intrusive igneous rock usually occurring in dykes or sills
diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter
diorite	An intrusive igneous rock composed chiefly of plagioclase, hornblende, biotite or pyroxene
EM Survey	A geophysical survey method which measures the electromagnetic properties of rocks
Equity	Equity Exploration Consultants Ltd.
exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching and defining or bodies
Feasibility Study	A detailed report showing the feasibility of placing a prospective ore body or deposit of the minerals within a mineral property into production, which report typically includes, inter alia, the specific portion or portions of the property that should be included, in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and the information obtained and evaluations made in respect thereof

Fiv	Freegold Ventures Limited
Fire River	Fire River Gold Corp. – a company trading on the TSX Venture Exchange and having purchased a 100% interest in the Nixon Fork Gold Mine, Alaska, from the Company
First Nickel	First Nickel Inc. - the Company’s joint venture partner on the Raglan Hills project
geophysical survey	The use of one or more geophysical techniques in geophysical exploration
GeoSim	GeoSim Services Inc., a mineral resource estimate consulting firm
GeoSim Report	“Revised Mineral Resources Estimate, Lismer’s North and Varley Areas (Incorporating VII Drilling), River Valley PGM Project, Ontario, for Pacific North West Capital Corp., dated May 2006” (the “GeoSim Report”) prepared by Ron Simpson, P.Geo., of GeoSim, and John Londry, then-Vice President of Exploration for the Company
Geovector	Geovector Management Inc.
gpt or g/t	Grams per tonne
grab samples	A sample of rock or sediment taken more or less indiscriminately at any place
granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica
ha	Hectare - a unit for measuring an area of land equal to 10,000 square metres
Induced Polarization	A geophysical survey method which measures the conductivity properties of rocks
Kaymin	Kaymin Resources Limited, a wholly-owned subsidiary of Anglo Platinum
Kinbauri	Kinbauri Gold Corp.
km	A measure of distance known as a kilometre
Pb	Periodic symbol for lead
m	A measure of distance known as a metre
mineral	An inorganic substance having usually a definite chemical composition and, if formed under favourable conditions, having a certain characteristic atomic structure which is expressed in its crystalline form and other physical properties
mineralization	The concentration of metals and their chemical compounds within a body of rock
Ni	Periodic symbol for Nickel
Nickel	A hard white silver metallic chemical element
NI 43-101	National Instrument 43-101,Standards of Disclosure for Mineral Projects – a Canadian instrument
NSR	Net Smelter Return Royalty
opt	Ounces per ton
ore	A natural aggregate of one or more minerals, which at a specified time and place, may be mined and sold at a profit, or which from some part may be profitably separated
oz	A measure of weight known as an ounce
Pd	Periodic symbol for Palladium
PGE	Platinum Group Elements

PGM	Platinum Group Metals
ppb	Parts per billion
ppm	Parts per million
Pt	Periodic symbol for Platinum
Rh	Periodic symbol for Rhodium
Rock & Roll Report	NI 43-101 compliant report on the Rock and Roll Property, entitled “2010 Technical Report on the Rock and Roll Property” by Murray Jones, P. Geo. of Equity, and Allan Armitage, Ph.D., P. Geol. and Joe Campbell, P.Geo., of Geovector, dated February 23, 2011 and filed on the Company’s Form 6-K for May 2011
RVI	River Valley Intrusion
sample	A small portion of rock or mineralization taken so that the metal content can be determined by assaying
sampling	Selecting a fractional but representative part of a rock or mineralization for analysis
Stillwater	Stillwater Mining Company is engaged in the development, extraction, processing, smelting, refining, and marketing of palladium, platinum and associated metals from a geological formation in southern Montana known as the J-M Reef. This is the only known significant source of platinum group metals in the United States and one of the significant resources outside Russia and South Africa. Stillwater’s corporate office is located in Columbus, Montana.
strike	The bearing of a bed or layer of rock
ton	2,000 pounds
tonne	A metric ton (2,204 pounds)
vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source
Wardrop Report	NI 43-101 compliant “Technical Report and Resource Estimation of the DAC Deposit, Destiny Property, Québec” (the “Destiny Tech Report”) for Alto Ventures Ltd. and Pacific North West Capital Corp. dated March 1, 2011, by Todd McCracken, P.Geo.”, of Wardrop, filed on the Company’s Form 6-K for March 2011
Wardrop	Wardrop - a Tetra Tech Company
Zn	Periodic symbol for Zinc
3E	Pt+Pd+Au
4E	Pt+Pd+Au+Rh

Mineral Reserves – Definitions

Indicated Mineral Resource	An Indicated Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Inferred Mineral Resource	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.
Measured Mineral Resource	A Measured Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on a detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mineral Reserve	As defined by CIM, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
Mineral Resource	A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
Probable Mineral Reserve	A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proven Mineral Reserve	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
Qualified Person or QP	As defined by CIM, a “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

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

Unless otherwise noted, all currency amounts are stated in Canadian dollars. The following table summarizes selected financial data for PFN for each of the three most recently completed financial years.  The 2013, 2012 and 2011 information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with IFRS, and related notes.  The 2011 information has been adjusted in accordance with IFRS, and therefore, may differ from the 2011 information previously published in accordance with Canadian GAAP.

	Years Ended 30 April (audited)
	2013	2012	2011
Total revenues	$16,605	$33,134	$52,293
General and administrative expenses	1,886,717	2,975,697	1,526,478
Mineral property cash costs incurred	587,108	3,351,736	1,890,288
Income (loss) before other items in total	(1,886,717)	(2,975,697)	(1,698,576)
Net income (loss) from continuing operations in total	(2,341,609)	(4,987,597)	(4,316,193)
Loss per share – Basic & fully diluted – continued operations	(0.02)	(0.05)	(0.06)
Loss per share – Basic & fully diluted – discontinued operation	-	-	-
Totals assets	9,999,021	13,200,115	15,575,641
Net assets	9,923,666	12,786,400	15,094,989
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

The 2010 and 2009 information set forth below was prepared in accordance with Canadian GAAP, which has been derived from previously published consolidated financial statements. The information set forth below, prepared in accordance with Canadian GAAP, is not comparable to the 2013, 2012, and 2011 information prepared in accordance with IFRS, as issued by the IASB.

	Years Ended 30 April (audited)
	2010	2009
Total revenues	$59,296	$247,880
General and administrative expenses	1,789,601	2,647,547
Mineral property cash costs incurred	1,487,026	1,895,727
Income (loss) before other items in total	(1,789,601)	(2,647,547)
Net income (loss) from continuing operations in total	(3,551,664)	(5,274,994)
Loss per share – Basic & fully diluted – continued operations	(0.06)	(0.09)
Loss per share – Basic & fully diluted – discontinued operation	0.04	(0.00)
Totals assets	11,353,054	15,095,336
Net assets	11,256,103	10,578,927
Total long term liabilities	Nil	3,836,415
Cash dividends declared	Nil	Nil

The 2010 and 2009 information set forth below was prepared in accordance with US GAAP, which has been derived from previously published consolidated financial statements. The information set forth below, prepared in accordance with US GAAP, is not comparable to the 2013, 2012 and 2011 information prepared in accordance with IFRS, as issued by the IASB.

	Years Ended 30 April (audited)
	2010	2009
Total revenues	$59,296	$247,880
General and administrative expenses	1,789,601	2,647,547
Mineral property cash costs incurred	1,487,026	1,895,727
Income (loss) before other items in total	(1,789,601)	(2,647,547)
Net income (loss) from continuing operations in total	(3,352,325)	(3,455,580)
Loss per share – Basic & fully diluted – continued operations	(0.05)	(0.06)
Loss per share – Basic & fully diluted – discontinued operation	0.04	(0.00)
Totals assets	7,683,664	10,961,107
Net assets	7,616,603	6,474,588
Total long term liabilities	Nil	3,836,415
Cash dividends declared	Nil	Nil

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

(x)	Shares Reserved for Future Issuance; Potential Dilution

As of April 30, 2013, the Company had reserved 8,719,750 common shares for issuance upon the exercise of warrants, incentive stock options and performance shares. Such common shares represent a potential equity dilution of approximately 8.3% based upon the number of outstanding common shares at April 30, 2013, of 104,047,214. Furthermore, the Company may enter into commitments in the future which would require the issuance of additional common shares and may grant additional stock options and/or issue additional warrants. As at April 30, 2013, the Company had an unlimited number of authorized but unissued and unreserved common shares. Issuance of additional common shares would be subject to stock exchange regulatory approval and compliance with applicable securities legislation. The Company currently has no plans to issue common shares other than for the purposes of raising funds for property acquisition, property exploration and general working capital requirements which issuances would be subject to regulatory approval.

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

C.        Organizational Structure

The Company owns 100%  of Pacific North West Capital Corp. USA, and  100% of Pacific North West Capital de México, S.A. de C.V. in México (Mr. Harry Barr, CEO of the Company, owns 0.02%).

D.        Property, Plants, and Equipment

PFN rents executive and administrative office space located at 650-555 West 12th Avenue, Vancouver, British Columbia, V5Z 3X7, Canada, for the sum of $18,048.00 per month, subject to annual adjustments.  The Company has a sub-lease agreement with Next Gen Metals Inc. and El Niño Ventures Inc. in which each pays 25% of the total lease payments of the office space.

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

By way of a Mineral Interest Assignment Agreement dated for reference December 13, 2010, as amended April 6, 2011 (“Assignment Agreement”), on April 7, 2011, PFN completed the purchase from Kaymin of Kaymin’s 50% interest in the River Valley claims, providing PFN with an undivided 100% interest in the River Valley PGM Project.  Under the terms of the Assignment Agreement,  Kaymin exchanged its 50% interest in the JV, for a 12% interest in PFN, based on the issued and outstanding common shares of PFN as of November 30, 2010 (67,543,008 common shares). The aggregate purchase price for the 50% interest in the River Valley PGM project was:

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

Claim list and anniversary dates - River Valley

Mining Lease/ Claims	Size (Hectares)	Township	Recorded	Current expiry date
CLM450	4777.181	Dana	1-Nov-11	31-Oct-32
CLM451	570.308	Pardo	11-Jan-12	28-Feb-33
S 3017059	256	Pardo	8-Apr-04	8-Apr-14
S 3017060	256	Pardo	8-Apr-04	8-Apr-14
S 3017061	256	Pardo	8-Apr-04	8-Apr-14
S 3017062	256	Pardo	8-Apr-04	8-Apr-14
S 3017085	256	Pardo	8-Apr-04	8-Apr-14

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

Phase 1 Surface (July – December, 1999)

The Phase1 Surface program commenced on December 15, 1999 and included:

1.	Establishing detailed and regional exploration grids
2.	Regional prospecting and sampling
3.	Grid prospecting and sampling
4.	Preliminary geological grid mapping (1:1000scales)
5.	Stripping and cleaning of selected outcropareas
6.	Detailed sampling (2.5 x 2.5 m grid) ofcleaned outcrop areas
7.	Preliminary mapping (1:250 scale) of cleanedoutcrop areas
8.	Orientation biogeochemical survey in area ofSouth and Trench zones; and
9.	Orientation induced polarisation and groundmagnetometer geophysical surveys.

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
3.	use of PdEq rather than Pd+Pt cut-off grades; and
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

2012-2013 Metallurgical Studies;

In September 2012, two diamond drill holes were drilled inside the River Valley deposit; one at Dana North and the other 600 metres to the south at Dana South.  The holes were planned to validate the geological models and maximize amount of mineralized sample material for the metallurgical test-work study.  Dana North and Dana South were selected for drill sampling because they are the most accessible and best understood of the eight known PGM mineralized zones, and therefore the likely starting location of any potential mining operation at River Valley. The hole at Dana North was drilled for 300 metres obliquely down-dip where the zone shows a consistent orientation laterally. The Dana South hole was drilled vertically for 300 metres in deference to its relatively more irregular orientation laterally.

The two drill holes each intersected PGM mineralization throughout their entire length. Dana North hole DNZ2012-MET1 intersected 298 metres grading 1.9 g/t Pd+Pt+Au, 0.125% copper and 0.024% (i.e., 2.9 g/t PdEq) nickel from 2 metres down-hole.  This long intersection included: 23 metres grading 2.5 g/t Pd+Pt+Au, 0.151% copper and 0.033% nickel from 126 metres down hole (i.e., 3.8 g/t PdEq); and 144 metres grading 2.6 g/t Pd+Pt+Au, 0.156% copper and 0.028% nickel (i.e., 3.9 g/t PdEq) from 156 metres down hole.  The hole ended in PGM mineralization.

Dana South hole DSZ2012-MET1 intersected 299 metres grading 1.2 g/t Pd+Pt+Au, 0.076% copper and 0.016% nickel (i.e., 1.9 g/t PdEq) from 1 metre down hole (Table below).  This intersection included: 1) 46 metres grading 2.8 g/t Pd+Pt+Au, 0.168% copper and 0.031% nickel (i.e., 4.2 g/t PdEq) from 1 metre down hole; and 2) 90 metres grading 1.8 g/t Pd+Pt+Au, 0.096% copper and 0.018% nickel (i.e., 2.6 g/t PdEq) from 149 metres down hole.  Lithologically the Dana South hole intersected more rock types than the Dana North hole, but it also ended in PGM mineralization.

Each hole provided approximately 700 kg of core material, allowing for: 1) extensive test work on a single composite sample from each zone plus an overall composite sample of the two zones; and 2) comprehensive assaying and QEMSCAN studies to follow the PGM during the test work.

The holes were drilled in July 2012 using a single drill rig operated by Major Drilling.  After logging, each of the drill cores was cut into equal halves with a diamond saw. Half of the core was sent to SGS Canada Inc.’s processing facilities at Lakefield, Ontario for the metallurgical testwork.  The remaining half was cut into equal halves, one of which was kept in storage for reference and the other half sampled at 1 metre intervals and shipped to SGS Canada Inc for sample preparation and assay.  In total, 567 samples from the two drill holes were assayed (plus 63 QAQC samples).

The metallurgical testwork samples were received by SGS Lakefield in early August.  A total weight of 713 kg was received for the Dana North hole and 710 kg for the Dana South hole.  Composite samples for each of the holes (Dana North and Dana South) and for both holes (Dana North plus Dana South) were prepared, for a total of three samples.  The prepared composite samples are stored in freezer storage.

Mr. Al Hayden, P.Eng. and Associate of NordPro Mine & Project Management Services (Thunder Bay) was hired by PFN as its metallurgical consultant to supervise the study and review results.

Table Metallurgical Drill Hole Intersections

Hole	Zone	From (m)	To (m)	Interval (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	3E (g/t)	Cu%	Ni%	PdEq (g/t)*
DNZ2012-MET1	Dana North	2	300	298	1.397	0.449	0.086	1.932	0.125	0.024	2.929
including	Dana North	126	149	23	1.780	0.599	0.130	2.509	0.151	0.033	3.817
including	Dana North	156	300	144	1.894	0.595	0.109	2.598	0.156	0.028	3.867
DSZ2012-MET1	Dana South	1	300	299	0.874	0.292	0.052	1.218	0.076	0.016	1.856
including	Dana South	1	47	46	2.001	0.652	0.125	2.778	0.168	0.031	4.167
including	Dana South	149	239	90	1.295	0.399	0.061	1.755	0.096	0.018	2.576

*PdEq=((Au grade*$Au*0.03215)+(Pt grade*$Pt*0.03215)+(Pd grade*$Pd*0.03215)+(Ni grade*$Ni*22.046)+(Cu grade*$Cu*22.046)) /($Pd*0.03215)
where  $Au US$1271/oz, $Pt = US$1885/oz, $Pd = US$896/oz/, $Ni = US$9.74/lb, $Cu = US$3.00/lb

The testwork completed by SGS Canada Inc. (SGS) of Lakefield, Ontario in April 2013 and involved Bond grindability and abrasion studies, sample compositing, physical and chemical analyses, and bench scale flotation tests to make high‐grade sulphide concentrate.  Results show that the platinum group metals (PGM) float with copper- Nickel sulphides, and therefore demonstrate potential for a sulphide concentrator to effectively process River Valley deposit material. SGS recommend additional testwork to determine the optimal grind size for PGM separation and further improve concentrate grade and metal recovery. A copy of the SGS report is available for viewing on the Company’s website.

TESTWORK RESULTS

Metallurgical testwork was carried out on an Overall Composite sample prepared from half-core intervals from the Dana North Zone (DNZ) and the Dana South Zone (DSZ) of the River Valley PGM deposit. Testwork involved mineralogical and chemical analysis, Bond Rod and Ball mill grindability, and Bond abrasion testing on each of the Dana North and Dana South Zone composites. Mineralogical analysis determined that the main minerals are amphibole/pyroxene and plagioclase, consistent with gabbro-norite intrusive host rock type.  Chalcopyrite is the sole copper mineral phase and pentlandite the primary nickel sulphide phase.  However, sulphides hold only 35% to 45% of the total nickel; the remaining percentage is held in silicates and therefore unrecoverable. The Bond rod mill grindability tests at 14 mesh of grind (1180 micrometres) identified each of the two composites as very hard, with Rod Mill Work Index at ~20.0 kWh/t.  A Bond ball mill grindability test at 150 mesh (106 micrometres) identified each of the two composites as hard to very hard, with a Ball Mill Work Index of 18.8 kWh/t for DNZ and 19.5 kWh/t for DSZ.  The  Bond Abrasion tests determined each composite to be in the moderate to hard abrasive range.

Flotation testwork was completed on the Overall composite in order to: 1) develop a viable flowsheet; 2) evaluate parameters such as primary grind and regrind fineness, reagents and dosages; and 3) generate a concentrate that targeted a grade of ~200 g/t PGM.  Eleven rougher kinetics tests were performed to evaluate effective reagents, dosages, flotation time and primary grind fineness. Cleaner tests were undertaken to investigate cleaner circuit configuration, depressants and regrind fineness.  The best test produced a concentrate grading 8.94% copper, 1.22% nickel and 109 g/t PGM at recoveries of 86.8% for copper, 26.7% for nickel and 73.1% for PGM.

A single locked cycle test (LCT) was completed applying the flowsheet and conditions of the final cleaner test (Figure below).  The primary grind was at P80 = 71 µm and the regrind at P80 = 19 um.  The LCT produced a concentrate grading 15.5% copper, 1.67% nickel and 189 g/t PGM at recoveries of 84.4% copper, 22.2% nickel and 68.7% PGM (Table below). The 3rd cleaner concentrate from the LCT was submitted for multi-element analysis. In addition to platinum, palladium, gold, copper and nickel, which would all be payable, rhodium, cobalt and silver are present a levels which are likely also be payable.  Conversely, contents of magnesium, arsenic, antimony, bismuth, and selenium are all below the problematic limits for marketability.

Figure. Flow sheet for Locked Cycle Test by SGS.

Table. Metallurgical results for the Locked Cycle Test by SGS.

RECOMMENDATIONS

SGS make the following recommendations for further testwork on River Valley:

1. Further investigate the effect of primary grind size on flotation recovery;

2. Flotation optimization testing in order to achieve further improvement of concentrate grade and metal recovery; and

3. Flotation and grindability variability testing on the composite samples in order to identify the variability of flotation performance. Subsequently, variability testing should be extended to investigate a broader range of samples from each of the mineralized zones at River Valley, to investigate the effect of feed grade and rock type on metallurgy.

Exploration & Development Plans

Plans for the foreseeable future include Phase 2 Metallurgical Studies and execution of the exploration drill program. A detailed plan is in preparation with SGS Canada Inc. for Phase 2 Metallurgical Studies. The testwork will involve an expanded range of samples, grades, rock types and depths for the River Valley deposit. The exploration drill program will consist of up to twenty drill holes, carefully designed to test the best two or three drill targets. Some of the holes will be selected for down-hole induced polarization surveys in order to detect and model the location of off-hole mineralization for subsequent drilling.

PFN's Technical Team seized the opportunity afforded by the slowdown in exploration to reassess the potential exploration upside of the River Valley PGM Project. Compilation and integration of high quality geophysical and drilling datasets produced numerous drill-ready targets along strike, down-dip and in the immediate footwall to the main PGM mineralized zones. The targets have been ranked and prioritized for drill testing. A formal application for an exploration program, including drilling and geophysics, has won approval from the provincial government with input for local communities and Aboriginal Peoples, as mandated under the new mining laws of Ontario.

Figure below illustrates hundreds of anomalies that has been identified internally within River Valley Intrusion ( reefs), adjacent country rocks  (possible magmatic embayments and feeder features) and newly discovered River Valley like intrusions.

Location of hundreds of anomalies that has been identified in the River Valley Project

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

(B) RIVER Valley East and West PGM Project, Ontario

The River Valley West Property is comprised of a contiguous group of 944 mining claims units in 72 mining claims and is located in Davis, Janes, Loughrin and Henry townships. The River Valley East Property claim group consists of 532 mining claims units in 35 claim units that sprawl over parts of Dana, Pardo, Hobbs and McWilliams Townships, Sudbury Mining Division. These claims were staked in May of 2011 (Figure below). The property is situated to the east of the Sudbury Basin and north of Highway 17.  It covers two rock groups that host significant concentrations of PGM mineralization; the River Valley-East Bull Lake Suite of rocks and the Nipissing Gabbro.

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

The company completed a Geo-referencing program over selected claims as outlined in Geo-referencing Standards for Unpatented Mining Claims, Ministry of Northern Development and Mines. This undertaking was initiated on March, 1, 2013 and it was completed on March 21, 2013.  .

Location of the River Valley East and West Properties

A joint venture partner is being sought to further explore the project.

(C) Heaven Lake PGM, Gold Project, Ontario

On June 13, 2011, the Company staked 220 square km 10 km north of Lac des Iles Mine, north of Thunder Bay, Ontario.

The Heaven Lake property is located 130 km north of the city of Thunder Bay and 15 km north of the Lac des Iles PGM Mine. Access is by all‐season paved highways, logging gravel roads and bush trails (Figure 7). The roads and trails link to the access road system for the Lac des Iles Mine.  The Heaven Lake claim group consists of 88 contiguous 16‐unit claims on Crown Lands (1408 units), encompassing an area of 22,528 ha and owned 100% by PFN.

The Heaven Lake Property lies near the boundary of the Archean Superior Province to the west and the Mesoproterozoic Nipigon Embayment to the east (Figure 9). The property is underlain by metamorphosed and deformed Archean volcanic‐sedimentary rocks and intermediate to felsic intrusions of the Wabigoon Terrane. The Archean rocks are disconformably overlain by Mesoproterozoic sedimentary rocks and intruded by Nipigon diabase sills. The latter bodies are related to the ~1100 million‐year‐old Midcontinent Rift (MacDonald et al., 2005).

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

The Glitter Lake Project is located in northeastern Quebec, approximately 135 km north –northeast of the town of Matagami. The property lies at the southwest end of a 40 km long, north east trending belt of metavolcanic and sedimentary rocks intruded by a gabbroic body.  The exploration target is PGM mineralization associated with copper-nickel sulphide mineralization. The Glitter claims surround, and extend along strike from the Horden Lake Copper-Nickel deposit, which hosts an indicated resource of 8.8Mt at 0.88% Cu and 0.21% Ni, and an inferred resource of 7.8Mt at 0.87% Cu and 0.25% Ni (Southampton Ventures Inc., Press Release, March 2, 2009).

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

On 27 June 2012, Next Gen elected to terminate its option with the Company on the Destiny Gold Project. Next Gen’s decision to relinquish the Destiny Project was made from an assessment of the 2012 exploration results not justifying any further capital outlay.

On 27 June 2012, the Company also terminated the Alto Option Agreement related to the Destiny Gold Project.  The Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project.

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

On 19 June 2012, the Company terminated the option agreement with the Vendors related to the Property.

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

On June 19, 2012, the Company elected to terminate its option agreements with Pamicon Developments Ltd. on the Rock & Roll Polymetallic Project, British Columbia.

The Company decided it would be in its best interest to not pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project.

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

In October 2012, upon agreement between Freegold Ventures Limited and Pacific North West Capital Corp., it was agreed to cancel following claims:

604428 QTUBST 1                  604431 QTUBST 4

604429 QTUBST 2                  604432 QTUBST 5

604430 QTUBST 3                  604476 QTUBST 6

No programs were carried out during the past year and Freegold and the Company are seeking a joint venture partner to further develop this project.

The Company decided it would be in its best interest to not pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project.

(II)       Kane Property

On June 6, 2007, the Company entered into an option agreement with Stillwater whereby Stillwater could earn 50% of the first selected property by spending US$3.5 million and US$4.0 million on each subsequent selected property by December 31, 2011.  In March 2008, Stillwater elected not to continue with exploration on the property in order to evaluate new ground in southeast Alaska.

In October 2012, the Company allowed the Kane Property claims to lapse.

The Company decided it would be in its best interest to not pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project.

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

The Company decided it would be in its best interest to not pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project.

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

The Company decided it would be in its best interest to not pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project.

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

On May 24, 2012, the Company entered into an agreement to provide Roxgold Inc. (“ROG”) an option to earn a 100% interest in company’s all three gold exploration permits in Burkina Faso. In order to exercise the option, ROG shall make the cash payments and issue shares as set forth below:

		Payments	Shares, Warrants
On signing	(received)	$50,000
If decision is made to proceed ( before October 7, 2012		300,000	250,000 Warrants, 50,000 common shares
Total		$350,000	300,000

Upon completion of the option, the Company will retain 1% NSR.  1% NSR can be purchased from the Company for $500,000.

In February, 2013 Roxgold Inc. elected to terminate its option agreement related to the Burkina Faso gold projects, subsequent to Roxgold’s termination, Pacific North West Capital also elected terminate its agreement with Somitra.

Each property is subject to a 1.0% NSR with the buyout price of US$1,000,000 for any deposit over 1 million ounces and US$500,000 for any deposit under 1 million ounces.  A joint venture partner is being sought to further explore the project.

 “Property, Plants and Equipment” sections of this report have been reviewed and approved for technical content by William Stone Ph.D. P.Geo, President & COO of PFN and a Qualified Person under the provisions of NI 43-101.

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

Property, plant and equipment

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

Unless otherwise noted, all currency amounts are stated in Canadian dollars. The following table summarizes selected financial data for PFN for each of the two most recently completed financial years.  The 2013 and 2012 information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with IFRS, and related notes.

	For the Years Ended 30 April (audited)
	2013	2012
Total revenues	$16,605	$33,134
General and administrative expenses	1,886,717	2,975,697
Mineral property cash costs incurred	587,108	3,351,736
Income (loss) before other items in total	(1,886,717)	(2,975,697)
Net income (loss) from continuing operations in total	(2,341,609)	(4,987,597)
Loss per share – Basic & fully diluted – continued operations	(0.02)	(0.05)
Loss per share – Basic & fully diluted – discontinued operation	-	-
Total assets	9,999,021	13,200,115
Net assets	9,923,666	12,786,400
Total long term liabilities	Nil	Nil
Cash dividends declared	Nil	Nil

Twelve Months Ended April 30, 2013 Compared to Twelve Months Ended April 30, 2012

Results of operations

The year ended 30 April 2013 resulted in a loss from operations of $2,341,609 which compares with a loss of $4,987,597 for the year ended 30 April 2013.  The decrease in loss of $2,645,988 was mainly attributable to net effect of the following:

  Decrease of $518,461 in write-down of exploration and evaluation properties.  Write-down of exploration and evaluation properties of $585,915 for the year ended 30 April 2013 as compared to $1,104,376 for the same period in 2012.
  Decrease of $418,633 in loss on revaluation of share purchase warrants.  Loss on revaluation of share purchase warrants of $132,631 for the year ended 30 April 2013 compared to $511,264 for the same period in 2012.
  Decrease of $423,588 in loss on sale of short term investments.  $110,042 for the year ended 30 April 2013 as compared to $533,630 for the same period in 2012.
  Decrease of $330,441 in net loss from associate.  $103,664 for the year ended 30 April 2013 compared to $434,105 for the same period in 2012.
  Decrease of $226,562 in flow-through share income recognized.  Flow-through share income of $311,218 for the year ended 30 April 2013 compared to $537,780 for the same period in 2012.

  Decrease of $416,358 in share-based payment, because no stock options were issued during the current period. Cost of $115,354 for the year ended 30 April 2013 compared to $531,712 for the same period in 2012.
  Decrease of $289,937 in investor and shareholder relations.  Cost of $238,291 for the year ended 30 April 2013 compared to $528,228 for the same period in 2012.
  Decrease of $160,926 in management fees due to no bonuses paid during the current period.  Cost of $271,412 for the year ended 30 April 2013 compared to $432,338 for the same period in 2012.
  Decrease of $124,926 in travel, lodging and food.  Cost of $72,344 for the year ended 30 April 2013 compared to $197,270 for the same period in 2012.
  Decrease of $82,993 in office and miscellaneous.  Cost of $91,559 for the year ended 30 April 2013 compared to $174,552 for the same period in 2012.
  Decrease of $33,077 in foreign exchange gain. $7,484 for the year ended 30 April 2013 compared to $40,561 for the same period in 2012.
  Decrease of $14,363 in accounting and audit fees.  Cost of $18,955 for the year ended 30 April 2013 compared to $33,318 for the same period in 2012.
  Decrease of $25,728 in transfer agent and filing fees.  Cost of $50,686 for the year ended 30 April 2013 compared to $76,414 for the same period in 2012.
  Increase of $63,738 in office rent expenses due to new office space. Cost of $128,969 for the year ended 30 April 2013 compared to $65,231 for the same period in 2012.
  Decrease of $2,005 in insurance, licenses & fees. Cost of $44,623 for the year ended 30 April 2013 compared to $46,628 for the same period in 2012.

Events Subsequent to Year Ended April 30, 2013

On 2 May 2013, the Company decided not to pursue additional exploration on the Nickel Plats and to concentrate efforts on advancing its 100% owned River Valley PGM Project.

On 15 July 2013, the Company announced a non-brokered flow-through and non-flow-through private placement of up to a combined 16,000,000 units for gross proceeds of up to $800,000.  Finder’s fees may be paid in connection with this private placement, subject to regulatory approval.

Each flow-through unit (the “FT Unit”) at a price of $0.05 per FT Unit will consist of one common flow-through share and one-half of one non-flow-through, non-transferable, share purchase warrant (the “Warrant”), with each Warrant entitling the holder to purchase one additional non-flow-through common share of the Company at a price of $0.10 per share for a period of 12 months from the closing date.  The proceeds from the sale of the FT Units will be used for the further development and exploration of the River Valley PGM Project and the exploration of the two large adjacent properties.

Each non-flow-through unit (the “NFT Unit”) at a price of $0.05 per NFT Unit will consist of one common share and one-half of one non-transferable Warrant, with each Warrant entitling the holder to purchase one common share of the Company at a price of $0.10 per share for a period of 12 months from the closing date.  The proceeds from the sale of the NFT Units will be used as working capital and for funding other properties.

On 21 May 2013, 558,500 warrants with an exercise price of $0.32 and 243,250 warrants with an exercise price of $0.30 expired

B.         Liquidity and Capital Resources

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements, continue the development and exploration of its mineral properties.

The Company is dependent upon external financing to fund its activities. In order to carry out the planned exploration and to pay for general administration costs, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to any externally imposed capital requirements.  There were no significant changes in the Company’s approach or the Company’s objectives and policies for managing its capital.

Twelve Months Ended April 30, 2013 Compared to Twelve Months Ended April 30, 2012

During the year ended April 30, 2013, the Company’s working capital, defined as current assets less current liabilities, was $1,637,523 compared with working capital of $4,570,797 at April 30, 2012.

The Company’s total issued and outstanding common shares at April 30, 2013, was 104,047,214 common shares.

The Company had a portfolio of investments with a book value of $1,791,786 and a market value of $586,964 as at April 30, 2013.

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

F.         Tabular Disclosure of Contractual Obligations

The following table sets out the Company’s contractual commitments as of the latest financial year ended April 30, 2013:

	Payments due by period
Contractual Obligations(1)	Less than 1 yr	2-5 yrs	More than 5 yrs	Total
Management Agreement(2)	$ 280,214	$ 576,572	$ -	$ 856,786
Rent and lease payments	111,802	481,746	530,090	1,123,638
Total	392,016	1,058,318	530,090	1,980,424

1)	No mineral property payments or exploration expenditures are included in the above table as they are considered option payments solely exercisable at the option of the Company.
2)	as amended December 1, 2008 and again on April 1, 2011, the Company entered into a five-year management agreement with a Company controlled by a director and Chairman. Compensation is $20,833 per month for the first year, with a 5% increase on each anniversary date plus benefits. The Chairman and director is also entitled to receive up to 20% of the stock options granted during the period that the agreement is in place. This agreement is automatically renewable for two-year periods. The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years’ compensation.

The Company has a management agreement with CGR, a company owned by the Chief Executive Officer of the Company, effective 1 April 2012.

The Company has a sub-lease agreement with Next Gen and El Niño in which Next Gen and El Niño each pays 25% of the total lease payments of the current office space at 650-555 West 12th Avenue, Vancouver, B.C. V5Z 3X7.

Included in the long-term prepaid expenses is a deposit related to the current office space of $170,000 (30 April 2012 - $Nil).

G.        Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5E and F.  See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a director of the Company. The directors named below were elected or re-elected by the Company’s shareholders on September 7, 2012.

Name, Province and Country of Residence	Age	Position in the Company	Period(s) as a Director of the Company
Harry Barr Vancouver, BC Canada	58	Director, Chairman and CEO	since 1996
Linda Holmes(1)(2) Summerland, BC Canada	63	Director	since September 2007
John Londry(1) (2) Stittsville, ON Canada	68	Director	since February 2009
Jordan Point(1)(2) Vancouver, BC Canada	50	Director	since September 2007
Michael Neumann Kingston, ON	62	Director	since September 2012
William Stone Burlington, ON Canada	56	President and Chief Operating Officer	N/A
Robert Guanzon Richmond, BC Canada	49	Chief Financial Officer	N/A
John Oness Maple Ridge, BC Canada	66	Senior Vice President, Business and Corporate Development	N/A
Coreena Hansen Coquitlam, BC Canada	39	Corporate Secretary	N/A

(1)	Denotes member of Audit Committee.
(2)	Denotes member of Compensation Committee.

Business Experience, Function and Area of Experience for the Past Five Years

Harry Barr –Chairman, CEO and Director

Mr. Barr has been involved in the mining industry for over 25 years and has an extensive background in business management, corporate finance, and marketing.

Mr. Barr is currently CEO, Chairman and a Director of the Company. (President from 1996 to September, 2011). CEO, Chairman, President and Director of Next Gen Metals Inc. (September 2009 to present); Director, Chairman and CEO of El Niño Ventures Inc. (from September 2009) and CEO, Chairman and Director of Southern Sun Minerals Inc. (June 2011 to present) and a director of Copper Reef Mining Corporation since June 3, 2011.

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

Michael Neumann – Director

Mr. Neumann has been Proprietor of Neumann Engineering and Mining Services, Inc. since 1993 providing international engineering services focusing primarily on underground hard rock engineering facets such as mine design, productivity improvements, rock mechanics, second opinions, peer reviews and other types of studies. Mr. Neumann is a graduate of Haileybury School of Mines and Michigan Technological University (Mining Engineering Degree) a member of the Canadian Institute of Mining, the International Society of Rock Mechanics and the Association of Professional Engineers of Ontario. Concurrent with his current position, from 2003 to 2006, Mr. Neumann was Director and Chief Operating Officer of Silver Eagle Mines Inc., (now Excellon Resources Inc.). Prior to this Mr. Neumann was Co- Founder and Director of the Engineering Seismology Group Inc. based in Kingston, Ontario. His early industry experience includes positions of Chief Engineer at Campbell Red Lake Mines and Underground Superintendent at Barrick's Holt McDermott Mine.

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

Robert Guanzon – Chief Financial Officer

Mr. Guanzon is currently the Chief Financial Officer of the Company (2008 – present).  Prior to his appointment, Mr. Guanzon was the accountant for the Company (2007 – 2008).  He was the accountant of RG properties Ltd. (1999 – 2007).  Mr. Guanzon is a Certified Public Accountant, Philippines and currently pursuing his designation as Certified Management Accountant, Canada. Mr. Guanzon is also currently Chief Financial Officer of El Nino Ventures Inc. (2011 to present) and Next Gen Metals Inc. (2013-present).

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

Mr. Oness has served as a director, executive and consultant to public companies in the resource and non-resource fields over a 20 year career. He is a current director of Southern Sun Minerals Inc. (June 2011-present) and a former director of Alix Resources Corp. (2007 – 2009), Sierra Geothermal Power Corp. (2004 – 2006) and Gatekeeper Systems Inc.

Coreena Hansen – Corporate Secretary

Coreena Hansen was appointed to Corporate Secretary of the Company in October, 2011.  Ms. Hansen has over ten years experience in corporate compliance and public company management. She has significant expertise in the areas of corporate governance, financing transactions and securities regulatory filings. She currently also holds the position of Corporate Secretary for El Nino Ventures Inc. and Next Gen Metals Inc. (2011 to present).

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

B.         Compensation

The table below sets forth the compensation paid to or earned by the Company’s members of its administrative, supervisory or management bodies during the fiscal year ended April 30, 2013:

Name	Year Ended Apr 30	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Harry Barr(1) CEO & Director	2013	250,000	Nil	12,990	Nil	Nil	Nil	38,876	301,866
William Stone (2) President & COO	2013	176,000	Nil	46,237	Nil	Nil	Nil	12,519	234,756
Robert Guanzon CFO	2013	84,000	Nil	3,314	Nil	Nil	Nil	Nil	87,314
John Oness Senior Vice President Business & Corporate Development	2013	Nil	Nil	7,953	Nil	Nil	Nil	Nil	7,953
Ali Hassanalizadeh(3) Vice President Exploration	2013	109,338	Nil	3,424	Nil	Nil	Nil	Nil	112,762
Coreena Hansen Corporate Secretary	2013	54,000	Nil	Nil	Nil	Nil	Nil	Nil	54,000

(1)   Mr. Barr’s salary is paid through Canadian Gravity Recovery Inc. (“CGR”), pursuant to the terms of the management contract between the Company and CGR (as set forth below under the heading “Termination Benefits”). Pursuant to the terms of the management contract between the Company and CGR during the year ended April 30, 2013, Mr. Barr received a benefit in the amount of $38,876; a benefit for the use of a leased vehicle (of which approximately 40% of its use was for personal use) of $10,201;  $21,416 for disability/critical illness and life insurance, and rent expensed of $7,259.  Subsequent to the year end on May 1, 2013, Mr. Barr agreed to a 50% reduction in salary to $10,417 per month until such time the Company is in a more positive financial position.
(2)   Mr. Stone’s salary is paid pursuant to a contract with the Company, as set forth below under the heading “Termination Benefits.” Effective July 21, 2013, Dr. Stone’s Executive Management Agreement dated December 21, 2011 was terminated with notice by the Company and a new consulting agreement will be entered into.  Dr. Stone will spend approximately 50% of his time on the Company’s business and continue as President and Chief Operating Officer of the Company for a monthly fee of $12,500.00.
(3)   Mr. Hassanalizadeh’s contract with the Company was terminated June 21, 2013.  His salary was paid pursuant to a contract with the Company, as set forth below under the heading “Termination Benefits.”

Directors who are not members of the Company’s administrative, supervisory or management bodies are each entitled to receive an annual retainer fee of $6,000, an additional $500.00 per meeting for attending directors’ meetings, and may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Compensation paid to or earned by the Company’s directors who were not members of its administrative, supervisory or management bodies during the fiscal year ended April 30, 2013 was as follows:

John Londry $7,000
Jordan Point $7,000
Linda Holmes $7,000
Michael Neumann $3,500
Dennis Hop(1) $2,500

(1) Dennis Hop resigned as a director of the Company on September 6, 2012.

Stock Options Granted During the Fiscal Year Ended April 30, 2013

No stock options were granted to the Company’s directors and members of its administrative, supervisory or management bodies during the fiscal year ended April 30, 2013:

C.        Board Practices

Term of Office

An election of directors takes place at each annual meeting of shareholders and all the directors then in office retire but, if qualified, are eligible for re-election. A director retains office only until the election of his successor. The number of directors to be elected at such meeting is the number of directors then in office, unless the directors or the shareholders otherwise determine. The election is by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected. Our last annual general meeting was held on September 6, 2012.

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

Harry Barr was appointed the President and CEO of the Company on November 29, 1996.  Mr. Barr resigned as the President of the Company on September 7, 2011 and continues as the Company’s Chairman, CEO and a director.  Harry Barr is indirectly paid for his services as CEO and general corporate and management consultant to the Company through Canadian Gravity Recovery Inc. (“CGR”), which entered into a management agreement with the Company dated December 1, 2005, as amended December 1, 2008, and April 1, 2011 (the “Contract”), for a term of five years.  Renewal of the Contract is automatic for subsequent two-year periods if not otherwise terminated.  Pursuant to the terms of the Contract, CGR is paid an annual base fee of $250,000.  Subsequent to the year end on May 1, 2013, Mr. Barr agreed to a 50% reduction in salary to $10,417 per month until such time the Company is in a more positive financial position.  CGR is entitled to receive additional bonuses, incentive fees, or other compensation at the discretion of the Board.  Mr. Barr spends approximately 50% of his time on the Company’s business.

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

In the event of termination without cause within one (1) year of a change of control, Dr. Stone is entitled to payment of twelve (12) months base salary plus a lump sum cash payment equal to the sum of the value of all share option based awards plus annual leave accrued as well as all other compensation payable to Dr. Stone.  Effective July 21, 2013, Dr. Stone’s Executive Management Agreement dated December 21, 2011 was terminated with notice by the Company and a new consulting agreement will be entered into.  Dr. Stone will spend approximately 50% of his time on the Company’s business and continue as President and Chief Operating Officer of the Company for a monthly fee of $12,500.00.

Ali Hassanalizadeh was promoted to Vice President, Exploration of the Company in December, 2011.  Mr. Hassanalizadeh is paid directly for his services and spends approximately 60% of his time on the Company’s business.  Mr. Hassanalizadeh’s Executive Management Agreement was entered into on March 30, 2012.  The Agreement may be terminated by either without cause by give the other party (1) month written notice of termination of employment.  In the event Mr. Hassanalizadeh provides notice, the Company is not obligated to provide severance.  If the Company gives notice of termination then Hassanalizadeh is entitled to an amount equal to:  (1 ½) months base salary plus any and all leave accrued to the date of termination in lieu of notice in the first year of employment:  (2) two months base salary plus any and all leave accrued to the date of termination in lieu of notice for the second year of employment:  and(3) three months base salary plus any all leave accrued to the date of termination in lieu of notice for the third year of employment.  In the event of termination within one (1) year of a change of control termination without cause, Mr. Hassanalizadeh is entitled to payment of twelve (12) months base salary.  Pursuant to the terms of this agreement, Mr. Hassanalizadeh is paid a base fee of $140,000 per annum.  Mr. Hassanalizadeh is eligible to earn an annual performance bonus based on a target of (15%) fifteen percent of his base salary.  Performance criteria to be determined annually between Hassanalizadeh and the President and COO.  In addition, 150,000 performance shares are allocated to Hassanalizadeh at $0.01.  The performance shares will vest over a period of five years at a rate of up to 30,000 shares each year.  The amount of performance shares vested each year may be subject to adjustment based on an evaluation of performance by the President, CEO and Compensation Committee who will determine the level of achievement attained by Hassanalizadeh in meeting established milestones based on a list of milestones rated out of 100%.  Each milestone accomplished will earn Hassanalizadeh a set percentage of his performance bonus. Mr. Hassanalizadeh’s agreement was terminated with notice by the Company subsequent to the year end on June 21, 2013.  He remains in an advisory capacity to the Company.

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

Compensation Committee

As at April 30, 2013, the Compensation Committee was comprised of three directors: Linda Holmes, Chairman of the Compensation Committee, Jordan Point and John Londry. The majority of the Compensation Committees is to be comprised of a majority of directors, who are not employees, control persons or members of the management of the Company or any of its associates or affiliates

The primary purpose of the Compensation Committee is to:

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

D.        Employees

During the fiscal year ended April 30, 2013, the Company had 10 full-time employees, located in the Vancouver, British Columbia, Canada offices of the Company, involved in accounting, administration, IT, and investor relations.  Other services are carried out by consultants.

We do not currently have a collective bargaining arrangement with any labour union or association.

E.         Share Ownership

The following table sets forth the share ownership of those individuals in Item 6.A, Directors and Senior Management, above and indicates the percentage of ownership for each based on the 104,047,214 common shares outstanding of the Company as at July 15, 2013. The voting rights attached to the common shares owned by our directors, officers and senior management do not differ from those voting rights attached to shares owned by people who are not directors, officers or senior management of the Company.

	Stock Options
Name & Title	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Number of securities underlying unexercised warrants	Common Shares Beneficially Owned	Total number of securities and common shares underlying unexercised Stock Options and unexercised warrants	Percentage of Issued and Outstanding Common Shares
Harry Barr CEO & Director	260,000(1) 490,000 (2) 340,000(3) 190,000(4)	0.25 0.30 0.25 0.25	May 18/17 Feb 24/16 Nov 5/14 Apr 22/14	Nil	4,282,913(5)	5,562,913	5.35%
William Stone President & COO	600,000	0.27	Sept 7/16	Nil	Nil	600,000	0.58%
Robert Guanzon CFO	125,000 75,000	0.30 0.25	Feb 24/16 Apr 22/14	Nil	35,291	235,291	0.23%
John Oness Senior Vice President, Business & Corporate Development	300,000 300,000	0.30 0.25	Feb 24/16 Feb 1/16	Nil	366,666	966,666	0.99%
Ali(6) Vice President, Exploration	80,000 100,000 100,000	0.30 0.25 0.50	Feb 24/16 Jan 5/15 Jan 5/15	Nil	13,334	293,334	0.28%
Coreena Hansen Corporate Secretary	Nil	N/A	N/A	Nil	Nil	N/A	N/A
Linda Holmes Director	100,000 125,000 80,000	0.25 0.30 0.25	Oct 11/17 Feb 24/16 Apr 22/14	Nil	28,334	333,334	0.32%
Dennis Hop(7) Director	100,000 100,000 80,000	0.25 0.30 0.25	Oct 29/17 Feb 24/16 Apr 22/14	Nil	640,000	920,000	0.88%
John Londry Director	40,000 100,000 75,000 35,000	0.25 0.30 0.25 0.25	May 18/17 Feb 24/16 Nov 5/14 Apr 22/14	Nil	15,714	265,714	0.26%
Jordan Point Director	100,000 100,000 80,000	0.25 0.30 0.25	Oct 11/17 Feb 24/16 Apr 22/14	Nil	10,000	290,000	0.28%
Michael Neumann Director	Nil	N/A	N/A	Nil	Nil	N/A	N/A
TOTAL	4,075,000			Nil	5,392,252	9,467,252	9.10%

(1)	Of this total 100,000 options are held by Mr. Barr; 80,000 are held by The Public Company Coach Inc and 80,000 are held by Canadian Gravity Recovery Inc. (“CGR”), both private companies wholly-owned by Mr. Barr.
(2)	Held by Mr. Barr.
(3)	Of this total 170,000 options are held by Mr. Barr and 170,000 are held by CGR.
(4)	These options are held by 293020 BC Ltd., a private company wholly-owned by Mr. Barr.
(5)	Of this total, 2,005,813 common shares are held directly by Mr. Barr; 1,462,000 are held by 293020 BC Ltd.; 97,000 are held by 607767 BC Ltd., a private company wholly-owned by Mr. Barr; 718,100 are held by CGR.
(6)	Former Vice President, Exploration to June 21, 2013.
(7)	Former Director to September 6, 2012. Mr. Hop’s stock options were cancelled effective December 6, 2012.

The stock options granted to directors have been granted at an exercise price at least equal to or greater than the closing price of the Company’s common shares on the TSX as at the date of grant.  Options are typically granted for a period of five years and have a vesting period as determined by the Board.

As at July 15, 2013, our directors, officers and senior management held, as a group, directly or indirectly, an aggregate of 5,392,252 common shares; 3,520,666 options exercisable within 60 days and no warrants exercisable within 60 days.

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

The fair value of stock options is estimated on the date of grant using the Black-Scholes pricing model. The following assumptions were used in the fair value calculation for options granted and/or vested during the year ended April 30, 2013:

Risk-free interest rate	-%
Options expected life	0 years
Expected volatility	-%
Expected dividend yield	Nil

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

(a) Following is a summary of the substantive terms of the 2004 Stock Option Plan:

The Company’s 2004 stock option plan, as amended August 23, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued shall not exceed 6,324,200 shares. As at April 30, 2013, there are 1,180,366 stock options outstanding under the 2004 Plan which represents 1.13% of the Company’s 104,047,214 issued and outstanding shares. All allowable options have been granted under the 2004 Plan. The 2004 Plan shall remain in effect only until all outstanding options have been exercised, cancelled or have expired.

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

(b) Following is a summary of the substantive terms of the 2005 Plan:

The Company’s 2005 Stock Option and Incentive Plan dated August 24, 2005 (the “2005 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time. As at April 30, 2013, of the 10,404,721 options allowable for grant under the 2005 Plan, options to purchase up to 4,237,634 common shares have been granted, representing 4% of the Company’s issued and outstanding shares.

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

ITEM 7. MAJOR SHAREHOLDERS

A.        Major Shareholders

Based upon the Company’s review of the records maintained by Computershare Investor Services and insider reports filed with the System for Electronic Disclosure by Insiders (SEDI), as at July 15, 2013, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company:

Shareholder Name And Address	Number Of Shares Held	Percentage Of Issued Shares
CDS & Company 25 The Esplanade Toronto, Ontario, M5E 1W5 Canada	86,189,521(1)	82.84%
Kaymin Resources Limited(2) 2th Floor, 55 Marshall Street, Johannesburg 2001 South Africa	8,117,161	7.80%
Stillwater Mining Company 1321 Discovery Drive Billings, Montana 59102 USA	5,750,692	5.53%

(1)	CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.
(2)	Kaymin Resources Ltd. is a wholly-owned subsidiary of Anglo Platinum Limited of South Africa.

As of July 15, 2013, Computershare Trust Company of Canada, our registrar and transfer agent, reported that we had 104,047,214 common shares issued and outstanding. Of those common shares, 88,433,428 common shares were registered to Canadian residents (51 shareholders); 7,384,625 common shares were registered to residents of the United States (17 shareholders); and 8,229,161 common shares were registered to residents of other foreign countries (4 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

The major shareholders do not have different voting rights from all shareholders.

B.         Related Party Transactions

Other than as disclosed below or elsewhere in this annual report, to the best of our knowledge, there have been no material transactions or loans from the commencement of our 2013 fiscal year to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel of the Company, including directors and senior management of the Company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

The Company's Board consists of Harry Barr, John Londry, Linda Holmes, Jordan Point and Michael Neumann.  Harry Barr is the Chairman and Chief Executive Officer of the Company, William Stone is the President and Chief Operating Officer, Robert Guanzon is the Chief Financial Officer, John Oness is the Senior Vice President, Business and Corporate Development, and Coreena Hansen is the Corporate Secretary.

The Company paid or accrued amounts to related parties as follows:

	2013	2012	2011
Management fees paid to a company controlled by Mr. Harry Barr(1)	249,996	428,694	200,071
Consulting fees paid to a company controlled by Mr. John Londry(2)	-	6,600	18,658
Consulting fees paid to Ms. Linda Holmes(3)	-	36,628	47,000
Consulting fees paid to a company controlled by Mr. John Oness(4)	105,000	63,000	72,500
Consulting fees and salaries paid to Mr. Ali Hassanalizadeh(5)	109,338	102,534	59,268
Director fees paid/accrued to Ms. Linda Holmes(6)	7,000	3,000	-
Director fees paid/accrued to Mr. Denny Hop(7)	2,500	8,500	7,000
Director fees paid/accrued to Mr. John Londry(6)	7,000	8,500	8,500
Director fees paid/accrued to Mr. Jordan Point(6)	7,000	9,000	8,000
Director fees paid/accrued to Mr. Michael Neumann(6)	3,500	-	-

NOTES:

(1)	Director and CEO of the Company
(2)	Former Vice President of Exploration
(3)	Former Corporate Secretary of the Company
(4)	Vice President of Corporate & Business Development
(5)	Former Vice President of Exploration
(6)	Director of the Company
(7)	Former Director of the Company

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

The consolidated financial statements for the year ended April 30, 2013 are prepared on a consolidated basis and include the accounts of the Company and its wholly owned US subsidiaries, Pacific North West Capital Corp. USA and Pacific North West Capital de México, S.A. de C.V. on the basis that the Company owned and effectively controlled a 100% interest in these companies.

This annual report contains the consolidated financial statements for the Company for the fiscal year ended April 30, 2013 which contains:

-  Report of the Independent Auditor dated July 22, 2013

-  Consolidated statements of financial position as at April 30, 2013 and April 30, 2012.

-  Consolidated Statements of Loss and Comprehensive Loss for the fiscal years ended April 30, 2013 and 2012.

-  Consolidated Statements of Cash Flows for the fiscal years ended April 30, 2013 and 2012.

-  Consolidated Statements of Changes in Equity for the fiscal year ended April 30, 2013 and 2012.

-  Notes to Consolidated Financial Statements

Legal Proceedings and Regulatory Actions

During the fiscal year ended April 30, 2013, the Company was not and is not current a party to, nor is any of its property the subject of, any legal proceedings for which the outcome could have a material adverse effect on the Company, nor, to the Company’s knowledge, is the Company to be a party to any contemplated legal proceedings, the outcome of which could have a material adverse effect on the Company.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the fiscal year ended April 30, 2013, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended April 30, 2013.

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

ITEM 9.          THE OFFER AND LISTING

A.        Offer and Listing Details

TSX Exchange – symbol “PFN”

The annual high and low market prices for the common shares of the Company on the TSX Exchange for each of the last five (5) completed financial years are as follows:

Year Ended	High	Low
May 2012- April 2013	0.14	0.05
May 2011 – April 2012	0.38	0.10
May 2010 – April 2011	0.36	0.08
May 2009 – April 2010	0.245	0.08
May 2008 – April 2009	0.35	0.05

The high and low market prices for the common shares of the Company on the TSX Exchange for each full financial quarter for the two (2) most recently completed full financial years are as follows:

Year Ended	High	Low
April 30, 2013
1st Quarter ended July 2012	0.14	0.05
2nd Quarter ended October 2012	0.10	0.06
3rd Quarter ended January 2013	0.07	0.05
4th Quarter ended April 2013	0.07	0.05

Year Ended	High	Low
April 30, 2012 1st Quarter ended July 2011	0.38	0.25
2nd Quarter ended October 2011	0.34	0.16
3rd Quarter ended January 2012	0.20	0.10
4th Quarter ended April 2012	0.17	0.10

The high and low market prices for the common shares of the Company on the TSX Exchange for the most recent six (6) months are as follows:

Month Ended	High	Low
June 2013	0.06	0.03
May 2013	0.05	0.03
April 2013	0.06	0.05
March 2013	0.06	0.05
February 2013	0.07	0.05
January 2013	0.07	0.05

The high and low market prices for the common shares of the Company on the TSX Exchange on the first trading day of each month in the most recent six months:

Month Ended	High	Low
June 2013	0.04	0.04
May 2013	0.05	0.05
April 2013	0.05	0.05
March 2013	0.06	0.05
February 2013	0.05	0.05
January 2013	0.05	0.05

On April 30, 2013 the closing sale price of the common shares on the TSX was $0.05 per share.

OTC Markets Group, Inc.’s OTC Bulletin Board (“OTCBB”) and OTCQX International (“OTCQX”)

Since August 31, 2001, the common shares of the Company have been quoted on the OTCBB under the symbol “PAWEF”.  On October 26, 2010, the Company moved up to the OTCQX platform, the premier tier of the U.S. Over-the-Counter marketplace.  The same symbol of PAWEF applies to the OTCQX.

The high and low market prices for the common shares of the Company for the five (5) most recent full financial years:

Year Ended	High	Low
May 2012-April 2013	0.13	0.04
May 2011 – April 2012	0.39	0.10
May 2010 – April 2011	0.415	0.07
May 2009 – April 2010	0.239	0.071
May 2008 – April 2009	0.35	0.05

The high and low market prices for the common shares of the Company for each full financial quarter for the two (2) most recently completed financial years:

Year Ended	High	Low
April 30, 2013
1st Quarter ended July 2012	0.13	0.05
2nd Quarter ended October 2012	0.10	0.06
3rd Quarter ended January 2013	0.08	0.04
4th Quarter ended April 2013	0.07	0.04

Year Ended	High	Low
April 30, 2012 1st Quarter ended July 2011	0.39	0.27
2nd Quarter ended October 2011	0.35	0.15
3rd Quarter ended January 2012	0.18	0.10
4th Quarter ended April 2012	0.17	0.11

The high and low market prices for the common shares of the Company for the most recent six (6) months:

Month Ended	High	Low
June 2013	0.03	0.03
May 2013	0.05	0.03
April 2013	0.06	0.04
March 2013	0.06	0.04
February 2013	0.07	0.05
January 2013	0.07	0.04

The high and low market prices for the common shares of the Company for the first trading day of each month in the most recent six months:

Month Ended	High	Low
June 2013	0.03	0.03
May 2013	0.04	0.04
April 2013	0.05	0.05
March 2013	0.05	0.05
February 2013	0.06	0.06
January 2013	0.05	0.05

On April 30, 2013 the closing sale price of the common shares on the OTCQX was $0.04per share.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at April 30, 2013, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

Based on this evaluation, management has concluded that as of April 30, 2013, the internal controls over financial reporting was effective.

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

Changes in internal control over financial reporting

During the Company’s most recently completed financial year ended April 30, 2013, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
April 30, 2013	$15,000	$ Nil	$ Nil	$ Nil
April 30, 2012	$29,318	$ Nil	$ 4,000	$ Nil

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

ITEM 18.        FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

  Independent Auditor’s Report dated July 22, 2013
  Consolidated Statements of Financial Position as at April 30, 2013 and April 30, 2012.
  Consolidated Statements of Loss and Comprehensive Loss for the fiscal years ended April 30, 2013 and 2012.
  Consolidated Statements of Cash Flows for the fiscal years ended April 30, 2013 and 2012.
  Consolidated Statements of Changes in Equity for the fiscal years ended April 30, 2013 and 2012
  Notes to consolidated financial statements.

Consolidated Financial Statements
30 April 2013
(An Exploration Stage Company)
(Expressed in Canadian dollars)

1

JAMES STAFFORD
INDEPENDENT AUDITOR’S REPORT To the Shareholders of Pacific North West Capital Corp.	James Stafford, Inc. Chartered Accountants Suite 350 – 1111 Melville Street Vancouver, British Columbia Canada V6E 3V6 Telephone +1 604 669 0711 Facsimile +1 604 669 0754 www.JamesStafford.ca

We have audited the accompanying consolidated financial statements of Pacific North West Capital Corp., which comprise the consolidated statements of financial position as at 30 April 2013 and 2012, and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pacific North West Capital Corp. as at 30 April 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that raises substantial doubt about the ability of Pacific North West Capital Corp. to continue as going concern, including a net loss of $2,341,609 for the year ended 30 April 2013 and accumulated deficit of $30,771,904 since inception.

Chartered Accountants
Vancouver, Canada
22 July 2013

2

Pacific North West Capital Corp. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

	Notes	As at 30 April 2013	As at 30 April 2012
		$	$

ASSETS

Current assets
Cash and cash equivalents	5	848,953	3,440,410
Amounts receivable	6, 17	206,831	154,349
Short term investments	7	586,964	1,079,057
Prepaid expenses		70,130	310,696
		1,712,878	4,984,512

Long-term prepaid expenses	20	170,000	-
Investment in associate	8	194,561	298,225
Exploration and evaluation properties	9	7,735,932	7,686,109
Property and equipment	10	185,650	231,269

Total assets		9,999,021	13,200,115

EQUITY AND LIABILITIES

Current liabilities
Trade payables and accrued liabilities	11, 17	75,355	413,715

Total liabilities		75,355	413,715

Equity
Share capital	12	34,558,392	34,494,642
Reserves	12	6,137,178	6,722,053
Deficit		(30,771,904)	(28,430,295)

Total equity		9,923,666	12,786,400

Total equity and liabilities		9,999,021	13,200,115

APPROVED BY THE BOARD:

“Harry Barr”	“Jordan Point”
Director	Director

Page | 1

Pacific North West Capital Corp. Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian dollars)

		Year Ended 30 April
	Notes	2013	2012
		$	$
Expenses
Accounting and audit		18,955	33,318
Bank charges and interest		3,790	5,452
Consulting fees	17	272,566	267,349
Corporate development		50,049	49,382
Depreciation	10	58,926	52,194
Director fees	17	27,000	29,000
Insurance, licenses and fees		44,623	46,628
Investor and shareholder relations		238,291	528,228
Legal fees		3,545	32,322
Management fees	17	271,412	432,338
Office and miscellaneous		91,559	174,552
Rent		128,969	65,231
Salaries and benefits	17	398,758	415,771
Share-based payments	13, 17	115,354	531,712
Telephone and utilities		28,539	26,307
Transfer agent and regulatory fees		50,686	76,414
Travel, lodging and food		72,344	197,270
Vehicle lease		11,351	12,229

Loss before other items		(1,886,717)	(2,975,697)

Other items
Foreign exchange gain		7,484	40,561
Loss on sale of short term investments	7	(110,042)	(533,630)
Interest and other income		16,605	33,134
Write-down of exploration and evaluation properties	9	(585,915)	(1,104,376)
Recovery of written down exploration and evaluation expenditures	9	142,053	-
Loss on revaluation of share purchase warrants	7	(132,631)	(551,264)
Flow-through share income		311,218	537,780
Net loss from associate	8	(103,664)	(434,105)

Net loss for the year		(2,341,609)	(4,987,597)
Other comprehensive loss
Unrealized loss on short term investments	7	(749,521)	(2,225,549)
Reclassification of loss on short term investments	7	110,042	533,630

Net comprehensive loss		(2,981,088)	(6,679,516)

Loss per share
Basic	14	(0.02)	(0.05)
Diluted	14	(0.02)	(0.05)

Page | 2

Pacific North West Capital Corp. Consolidated Statements of Cash Flows (Expressed in Canadian dollars)

		Year ended 30 April
	Notes	2013	2012
		$	$
OPERATING ACTIVITIES

Loss before tax		(2,341,609)	(4,987,597)
Adjustments for:
Depreciation	10	58,926	52,194
Share-based payments	13	115,354	531,712
Loss on sale of short term investments	7	110,042	533,630
Write-down of exploration and evaluation properties	9	585,915	1,104,376
Recovery of written down exploration and evaluation expenditures	9	(142,053)	-
Loss on revaluation of share purchase warrants		132,631	551,264
Flow-through share income		(311,218)	(537,780)
Net loss from associate	8	103,664	434,105
Operating cash flows before movements in working capital
(Increase) decrease in amounts receivables		(52,482)	65,397
(Increase) decrease in prepaid expenses		70,566	(136,931)
Increase (decrease) in trade payables and accrued liabilities		(27,142)	(300,841)

Cash used in operating activities		(1,697,406)	(2,690,471)

INVESTING ACTIVITIES

Cash spent on exploration and evaluation properties	9	(587,108)	(3,224,377)
Cost recovery on exploration and evaluation properties	9	65,423	-
Purchase of property and equipment	10	(13,307)	(161,518)
Proceeds from sale of property and equipment	10	-	2,178
Purchase of short term investments	7	(465,235)	(468,189)
Proceeds from sale of short term investments	7	103,176	1,510,942

Cash used in investing activities		(897,051)	(2,340,964)

FINANCING ACTIVITIES

Proceeds from issuance of common shares	12	3,000	4,748,889
Share issue costs		-	(157,240)

Cash from financing activities		3,000	4,591,649

Increase (decrease) in cash and cash equivalents		(2,591,457)	(439,786)
Cash and cash equivalents, beginning of year		3,440,410	3,880,196

Cash and cash equivalents, end of period		848,953	3,440,410

Supplemental cash flow information (Note 18)

Page | 3

Pacific North West Capital Corp. Consolidated Statements of Changes in Equity (Expressed in Canadian dollars)

	Number of shares	Share capital	Share-based payments reserve	Warrant reserve	Investment revaluation reserve	Deficit	Total
		$	$	$	$	$	$

Balances, 30 April 2011	85,737,788	31,282,121	2,810,075	2,991,047	1,454,444	(23,442,698)	15,094,989
Shares issued for
Cash	17,424,426	4,670,389	-	-	-	-	4,670,389
Exploration and evaluation properties	175,000	19,250	-	-	-	-	19,250
Exercise of stock options	310,000	111,874	(34,374)	-	-	-	77,500
Exercise of performance share	100,000	13,000	(12,000)	-	-	-	1,000
Flow-through shares premium liability	-	(771,684)	-	-	-	-	(771,684)
Value assigned to warrants	-	(673,068)	-	673,068	-	-	-
Share-based payments	-	-	531,712	-	-	-	531,712
Share issue costs	-	(157,240)	-	-	-	-	(157,240)
Unrealized loss on available-for-sale assets	-	-	-	-	(2,225,549)	-	(2,225,549)
Reclassification of loss on investments	-	-	-	-	533,630	-	533,630
Net loss for the year	-	-	-	-	-	(4,987,597)	(4,987,597)

Balances, 30 April 2012	103,747,214	34,494,642	3,295,413	3,664,115	(237,475)	(28,430,295)	12,786,400
Shares issued for
Exercise of performance shares	300,000	63,750	(60,750)	-	-	-	3,000
Share-based payments	-	-	115,354	-	-	-	115,354
Unrealized loss on available-for-sale assets	-	-	-	-	(749,521)	-	(749,521)
Reclassification of loss on investments	-	-	-	-	110,042	-	110,042
Net loss for the year	-	-	-	-	-	(2,341,609)	(2,341,609)

Balances, 30 April 2013	104,047,214	34,558,392	3,350,017	3,664,115	(876,954)	(30,771,904)	9,923,666

Page | 4

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

1.	CORPORATE INFORMATION

The Company was incorporated under the Business Corporations Act (Alberta) on 29 May 1996 and on 13 July 2004, the Company continued out of the Province of Alberta and into the Province of British Columbia. The Company is in the process of acquiring, exploring and developing Platinum Group Metals (“PGMs”), precious and base metals mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not yet determined whether these properties contain ore reserves which are economically recoverable and the Company is considered to be in the exploration stage.

The Company’s head office, principal address and records office are located at Suite 650 - 555 West 12th Avenue, Vancouver, British Columbia, V5Z 3X7.

The Company’s consolidated financial statements as at 30 April 2013 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a net loss of $2,341,609 for the year ended 30 April 2013 (2012: $4,987,597) and has a working capital of $1,637,523 at 30 April 2013 (30 April 2012: $4,570,797).

The Company had cash and cash equivalents of $848,953 as at 30 April 2013 (30 April 2012: $3,440,410), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or to be able to raise additional debt and/or equity capital. If the Company is unable to raise additional capital in the immediate future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms, pursue other remedial measures and/or cease operations. These consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PREPARATION

2.1	Basis of consolidation

Page | 5

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is obtained to the date control ceases. All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

An associate is an entity in which the Company or any of its subsidiaries has significant influence, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies and is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Investments in associates are accounting for by using the equity method.

The subsidiaries and associate of the Company as at 30 April 2013 and 2012 are described below:

	Country of incorporation	% equity interest as at
Name		2013	2012

Subsidiaries
Pacific North West Capital Corp. USA(1)	UnitedStates	100%	100%
Pacific North West Capital de México, S.A. de C.V.(1)	Mexico	100%	100%

Associate
Next Gen Metals Inc.	Canada	22.14%	22.14%

(1) Inactive entities.

2.2	Basis of presentation

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value, as explained in Note 16, and are presented in Canadian dollars, except where otherwise indicated.

2.4	Statement of compliance

The consolidated financial statements of the Company and its subsidiaries, including comparatives, have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

2.5	Adoption of new and revised standards and interpretations not yet adopted

At the date of authorization of these financial statements, the IASB and IFRIC have issued the following new and revised standards, amendments and interpretations which are not yet effective during the year ended 30 April 2013:

  IFRS 9 ‘Financial Instruments’is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

Page | 6

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

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
  IFRS 13 ‘Fair Value Measurement’is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.
  IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 July 2012 and 1 January 2013, and includes amendments regarding presentation of items of other comprehensive income and clarification of the requirements for comparative information, respectively.
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
  IAS 32‘Financial Instruments: Presentation’is effective for annual periods beginning on or after 1 January 2014 and 1 January 2013 that includes amendments that clarify the application of offsetting requirements and presentation of interest, dividends, losses and gains.
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

Page | 7

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Significant accounting judgments, estimates and assumptions

The preparation of the Company’sconsolidated financial statements in conformity with IFRS requires managementto make judgments, estimates and assumptions that affect the reported amountsof assets, liabilities and contingent liabilities at the date of theconsolidated financial statements and reported amounts of income and expensesduring the reporting period. Estimates and assumptions are continuouslyevaluated and are based on management’s experience and other factors, includingexpectations of future events that are believed to be reasonable under thecircumstances. However, actual outcomes can differ fromthese estimates.

Areas requiring a significant degree ofestimation and judgment relate to the recoverability of the carrying value ofexploration and evaluation assets, fair value measurements for financialinstruments and share-based payments, the recognition and valuation ofprovisions for decommissioning liabilities, the recoverability and measurementof exploration and evaluation properties and deferred tax assets andliabilities, and the ability to continue as a going concern. Actual results maydiffer from those estimates and judgments.

3.2	Cash and cash equivalents

Cash and cash equivalents comprise cash atbanks and on hand, and short term money market instruments with an originalmaturity of three months or less, which are readily convertible into a knownamount of cash.

3.3	Investment in associate

The Company’s investment in its associateis accounted for using the equity method of accounting. Under the equitymethod, the Company’s investment in an associate is initially recognized at costand subsequently increased or decreased to recognize the Company’s share ofearnings and losses of the associate and for impairment losses after theinitial recognition date. The Company’s share of an associate’s losses thatare in excess of its investment in the associate are recognized only to theextent that the Company has incurred legal or constructive obligations or madepayments on behalf of the associate. The Company’s share of earnings andlosses of associates are recognized in profit or loss during the period.

After application of the equity method, theCompany determines whether it is necessary to recognize an impairment loss onthe Company’s investment in its associates. The Company determines at eachreporting date whether there is any objective evidence that the investment inthe associate is impaired. If there is objective evidence, the Companycalculates the amount of impairment as the difference between the recoverableamount of the associate and its carrying value and recognizes the amount inprofit or loss. When a group entity transacts with an associate of theCompany, profit and losses are eliminated to the extent of the Company’sinterest in the relevant associate.

Page | 8

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

3.4	Foreign currencies

The Company’s reporting currency and thefunctional currency of all of its operations is the Canadian dollar as this isthe principal currency of the economic environment in which it operates.

Foreign currency transactions aretranslated into functional currency using the exchange rates prevailing at thedate of the transaction. Foreign currency monetary items are translated at theperiod-end exchange rate. Non-monetary items measured at historical costcontinue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate atthe date when fair values were determined.

Exchange differences arising on thetranslation of monetary items or on settlement of monetary items are recognizedin profit or loss in the period in which they arise, except where deferred inequity as a qualifying cash flow or net investment hedge.

Exchange differences arising on thetranslation of non-monetary items are recognized in other comprehensive incomein the statement of comprehensive income to the extent that gains and lossesarising on those non-monetary items are also recognized in other comprehensiveincome. Where the non-monetary gain or loss is recognized in profit or loss,the exchange component is also recognized in profit or loss.

3.5	Property and equipment

Property, plant and equipment are stated at cost lessaccumulated depreciation and accumulated impairment losses. The cost of anitem of property, plant and equipment consists of the purchase price, any costsdirectly attributable to bringing the asset to the location and conditionnecessary for its intended use and an initial estimate of the costs ofdismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to writeoff the cost of property, plant and equipment, less their estimated residualvalue, using the declining balance method using the following rates or thestraight-line method over the following expected useful lives:

Automotive Office equipment Software Leasehold improvements	30% 20% 100% 10 years

Page | 9

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

3.6	Exploration and evaluation properties

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Option payments received are treated as a reduction of the carrying value of the related exploration and evaluation properties and deferred costs until the receipts are in excess of costs incurred, at which time, they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

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

Recoverability of the carrying amount of any exploration and evaluation asset is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

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

Page | 10

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

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

Page | 11

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

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

Page | 12

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

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

Page | 13

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

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

Page | 14

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

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

3.17	Comparative Figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

Page | 15

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

4.	SEGMENTED INFORMATION

At 30 April 2013, the Company operates in three geographical areas, being Canada, the United States and Burkina Faso. The following is an analysis of the net loss, current assets and non-current assets by geographical area:

	Canada	United States	Burkina Faso	Total
	$	$	$	$

Net loss
For the year ended 30 April 2013	1,784,952	222,389	334,268	2,341,609
For the year ended 30 April 2012	4,987,597	-	-	4,987,597

Current assets
As at 30 April 2013	1,712,878	-	-	1,712,878
As at 30 April 2012	4,984,512	-	-	4,984,512

Investment in associate
As at 30 April 2013	194,561	-	-	194,561
As at 30 April 2012	298,225	-	-	298,225

Exploration and evaluation properties
As at 30 April 2013	7,735,932	-	-	7,735,932
As at 30 April 2012	7,093,158	208,683	384,268	7,686,109

Property and equipment
As at 30 April 2013	185,650	-	-	185,650
As at 30 April 2012	231,269	-	-	231,269

Page | 16

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

5.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents are denominated in the following currencies:

	As at 30 April 2013	As at 30 April 2012
	$	$

Denominated in Canadian dollars	738,343	2,734,541
Denominated in U.S. dollars	110,610	705,869

Total cash and cash equivalents	848,953	3,440,410

During the year ended 30 April 2013, the Company issued a total of Nil flow-through shares (30 April 2012: 13,734,593 flow-through shares) for a total of $Nil (30 April 2012: $3,612,089) (Notes 11 and 12). As at 30 April 2013, the Company has $Nil (30 April 2012: $1,456,744) remaining to be spent on qualifying Canadian exploration expenditures under the terms of the flow-through share agreements. Included in the cash and cash equivalent balance is a deposit of $132,250 (30 April 2012: $132,250) being held as collateral by the Bank of Montreal as the bank required the deposit to be held in order to issue a credit card to the Company.

6.	AMOUNTS RECEIVABLE

The Company’s amounts receivables are as follows:

	As at 30 April 2013	As at 30 April 2012
	$	$

GST/HST receivable	20,005	20,510
Interest receivable	413	310
Advances receivable	15,997	22,338
Shared office costs receivable (Note 17)	170,416	110,041
Other receivables	-	1,150

Total trade and other receivables	206,831	154,349

Included in amounts receivable of the Company are amounts due from related parties which are disclosed in Note 17. The amounts are unsecured, interest-free and repayable upon written notice given from the Company.

Page | 17

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

7.	SHORT-TERM INVESTMENTS

The Company’s available-for-sale investments and share purchase warrants are as follows:

	As at 30 April 2013		As at 30 April 2012
	Cost	Fair Value	Cost	Fair Value
	$	$	$	$
Fire River Gold Corp. 5,000 shares (30 April 2012: 500,000 shares). Nil warrants (30 April 2012: 575,000 warrants).	2,420	100	233,082	75,012
El Niño Ventures Inc. 8,558,777 shares (30 April 2012: 3,319,888 shares). 3,729,060 warrants (30 April 2012: 1,470,329 warrants). 384,615 warrants expire on 16 August 2013, 800,000 warrants expire on 12 October 2013, 1,111,111 warrants expire on 2 April 2014 and 1,433,334 warrants expire on 30 June 2014.	955,577	278,129	515,175	381,436
Next Gen Metals Inc. 4,000,000 warrants expiring on 27 September 2015 (30 April 2012: 4,000,000 warrants).	223,690	34,830	223,690	46,570
Gensource Capital Corp. (formerly Augen Capital Corp.) 2,257,000 shares (30 April 2012: 2,257,000 shares). Nil warrants (30 April 2012: 428,500 warrants).	166,664	135,420	182,365	120,704
Benton Resources Corp. Nil shares (30 April 2012: 300,000 shares).	-	-	134,539	90,000
Benton Capital Corp. 300,000 shares (30 April 2012: Nil shares).	67,270	12,000	-	-
Benton Resources Inc. CM 300,000 shares (30 April 2012: Nil shares).	67,270	36,000	-	-
Calais Resources Inc. 2,083,000 shares (30 April 2012: 2,083,000 shares).	125,000	-	125,000	124,980
Goldtrain Resources Inc. 976,000 shares (30 April 2012: 976,000 shares).	29,280	-	29,280	63,440
Nevada Sunrise Gold Corp. 300,000 shares (30 April 2012: 300,000 shares).	15,233	18,000	15,233	54,000
Others	139,382	72,485	146,399	122,915

Total short term investments	1,791,786	586,964	1,604,763	1,079,057

Page | 18

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

El Niño Ventures Inc. (“El Niño”) and Next Gen Metals Inc. (“Next Gen”) are companies with certain directors in common.

During the year ended 30 April 2013, the Company sold a total of 495,000 shares of Fire River Gold Corp. for total proceeds of $65,799, resulting in a loss of $112,402.

During the year ended 30 April 2013, the Company sold a total of 133,000 shares in other marketable securities for total proceeds of $37,377, resulting in a gain of $2,360.

8.	INVESTMENT IN ASSOCIATE

The Company’s investment in its associate is as follows:

	As at 30 April 2013		As at 30 April 2012
	Net Book Value	Fair Value	Net Book Value	Fair Value
	$	$	$	$

Next Gen	194,561	173,000	298,225	461,333

The Company accounts for its investment in Next Gen under the equity method of accounting.

As at 30 April 2013	Number of shares	Company’s interest	Quoted market price/share

Next Gen	5,766,667	22%	$0.03

Page | 19

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

The Company acquired the investment in Next Gen through a combination of cash transactions and as part of the agreement related to the sale of Destiny Gold Project (Note 9).

	Date acquired	Number of shares	Acquisition value	Company’s interest at the date of transaction

Next Gen	3 August 2010	1,216,667	$140,830	5%
	26 September 2011	4,550,000	$591,500	17%

As at 30 April 2013		5,766,667	$732,330	22%

Movements on equity investments for the years ended 30 April 2013 and 2012 are as follows:

Next Gen
$

Balance, 30 April 2011	-
Additions	732,330
Company’s share of net loss	(434,105)
Balance, 30 April 2012	298,225
Additions	-
Company’s share of net loss	(103,664)

Balance, 30 April 2013	194,561

Summary of financial information as at and for year ended 30 April 2013 for the equity accounted investment, not adjusted for percentage of ownership held by the Company, is as follows:

	Current Assets	Non- current Assets	Total Assets	Total Liabilities	Net Loss
	$	$	$	$	$

Next Gen	523,295	495,977	1,019,272	60,717	468,266

Page | 20

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties expenditures for the year ended 30 April 2013 are as follows:

	River Valley	BC Rock & Roll	Destiny Gold	Burkina Faso	Other properties	Total
	$	$	$	$	$	$
ACQUISITION COSTS

Balance, 30 April 2012	3,341,289	-	-	210,000	21,370	3,572,659
Additions	30,753	-	-	-	-	30,753
Payments received	-	-	-	(50,000)	(78,000)	(128,000)
Impairment	-	-	-	(160,000)	(20,000)	(180,000)
Recovery of write-down	-	-	-	-	76,630	76,630
Balance, 30 April 2013	3,372,042	-	-	-	-	3,372,042

EXPLORATION AND EVALUATION COSTS

Balance, 30 April 2012	3,730,499	-	-	174,268	208,683	4,113,450
Assaying	5,962	-	-	-	-	5,962
Drilling	1,350	-	-	-	-	1,350
Engineering and consulting	306,140	1,258	-	-	21,587	328,985
Field expenses	31,735	-	-	-	-	31,735
Geology	4,967	-	-	-	-	4,967
Geophysics	8,225	8,000	-	-	-	16,225
Metallurgical study	275,012	-	-	-	-	275,012
Payments received	-	-	-	-	(7,881)	(7,881)
Cost recovery	-	-	(65,423)	-	-	(65,423)
Recovery of write-down	-	-	65,423	-	-	65,423
Impairment	-	(9,258)	-	(174,268)	(222,389)	(405,915)
Balance, 30 April 2013	4,363,890	-	-	-	-	4,363,890

Total costs	7,735,932	-	-	-	-	7,735,932

Page | 21

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

The Company’s exploration and evaluation properties expenditures for the year ended 30 April 2012 are as follows:

	River Valley	BC Rock & Roll	Destiny Gold	Burkina Faso	Other properties	Total
	$	$	$	$	$	$

ACQUISITION COSTS

Balance, 30 April 2011	3,189,989	60,000	73,954	75,000	-	3,398,943
Additions	151,300	61,000	58,250	135,000	21,370	426,920
Payments received	-	-	(50,000)	-	-	(50,000)
Impairment	-	(121,000)	(82,204)	-	-	(203,204)
Balance, 30 April 2012	3,341,289	-	-	210,000	21,370	3,572,659

EXPLORATION AND EVALUATION COSTS

Balance, 30 April 2011	902,055	594,046	1,355,311	111,693	-	2,963,105
Assaying	523,827	-	164,514	-	-	688,341
Drilling	1,520,691	-	-	-	-	1,520,691
Engineering and consulting	419,959	10,745	22,410	62,575	208,683	724,372
Environmental	63,024	-	-	-	-	63,024
Field expenses	145,047	-	-	-	-	145,047
Geology	6,519	-	-	-	-	6,519
Geophysics	269,714	8,000	-	-	-	277,714
Governmental credits	-	-	(438,664)	-	-	(438,664)
Recovery of costs	(120,337)	-	(815,190)	-	-	(935,527)
Impairment	-	(612,791)	(288,381)	-	-	(901,172)
Balance, 30 April 2012	3,730,499	-	-	174,268	208,683	4,113,450

Total costs	7,071,788	-	-	384,268	230,053	7,686,109

Page | 22

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Project Overview:

River Valley, Ontario

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly-owned subsidiary of Anglo Platinum Limited, an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property (these claims were allowed to lapse on 12 December 2006), the Washagami property (these claims were allowed to lapse on 10 December 2008), the Razor property and the Western Front property, in the Sudbury Region of Ontario. During a prior year, Kaymin elected to vest its option obtaining a 50% interest in the properties, upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

Kaymin continued to fund exploration under the terms of a joint venture until 2007 and invested over $22 million in the exploration of the property; however, as a result of capital expenditure reductions during the global financial crisis in 2008, no new funds were allocated to the River Valley Project above and beyond the minimal holding costs.

By way of a Mineral Interest Assignment Agreement dated for reference 13 December 2010, as amended on 6 April 2011 (the “Assignment Agreement”), the Company completed the purchase of Kaymin’s 50% interest in the River Valley claims, providing the Company with an undivided 100% interest in the River Valley Platinum Group Metals (PGM) Project. Under the terms of the Assignment Agreement, Kaymin exchanged its 50% interest in the joint venture, for a 12% interest in the Company, based on the issued and outstanding common shares of the Company as of 30 November 2010 (67,543,008 common shares). The aggregate purchase price for the 50% interest in the River Valley PGM project was:

8,117,161 fully paid and non-assessable common shares of the Company (issued); and

Three-year warrants exercisable to purchase 3,000,000 common shares of the Company at a price of $0.30 per common share (issued).

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

Page | 23

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

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

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares. In addition, an exploration expenditure of $50,000 was incurred.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000. The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

Heaven Lake PGM Gold Project, Ontario

On 13 December 2010, the Company staked 220 square kilometres (“km”), 10 km north of Lac des Iles Mine, North of Thunder Bay, Ontario.

The property covers the entire Heaven Lake Greenstone Belt. The project lies near the junction of Highway 527 and Road 811, midway between Thunder Bay and the railway community of Armstrong.

A joint venture partner is being sought to further explore this project.

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

Page | 24

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Rock & Roll Property, British Columbia

On 28 July 2009, the Company obtained an option by Letter Agreement from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd.), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia. Under the terms of the Letter Agreement, the Company can earn a 100% interest in the Property over a four-year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 of the Company's shares (Note 12). The Vendors will retain a 2% Net Smelter Return royalty (“NSR”), of which 1% can be purchased for $3,000,000. The Property is also subject to an underlying NSR of 3% and an underlying Net Profits Interest royalty ("NPI") of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable by the Forrest Syndicate and/or heirs and assignees in their entirety for $1,500,000 each.

On 19 June 2012, the Company terminated the option agreement with the Vendors related to the Property. During the year ended 30 April 2013, the Company recorded a provision for write-down of $9,258 related to the Rock & Roll Property.

Destiny Gold Project, Québec

In September 2009, the Company entered into an option agreement with Alto Ventures Ltd. ("Alto") on the Destiny Gold Project (formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec (the "Alto Option Agreement”). The property consists of 175 mining claims totaling 7,260 hectares ("ha"). Under the terms of the Alto Option Agreement, the Company will pay Alto $200,000, provide Alto with 250,000 common shares of the Company, and complete a cumulative total of $3,500,000 in exploration expenditures over a four-year period, with minimum exploration expenditures of $1,400,000, to earn a 60% interest in the Destiny Gold property.

On 8 August 2011, the Company entered into a Letter Agreement (the “LA”) with Next Gen whereby Next Gen was granted an option to acquire the Company's 60% earn-in option interest ("Option Interest") in the Destiny Gold Project which Option Interest was granted to the Company pursuant to an agreement with Alto.

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

Page | 25

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Next Gen Shares: The 15,000,000 common shares of Next Gen will be issued as fully paid and non-assessable common shares, in tranches of: (i) 4,550,000 common shares (issued) (Note 8) upon Next Gen's delivery to the Company of a notice of commencement of the Option; (ii) 5,225,000 common shares on or before the first anniversary of the LA; and (iii) 5,225,000 common shares on or before the second anniversary of the LA.

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

On 27 June 2012, Next Gen elected to terminate its option with the Company on the Destiny Gold Project. Next Gen’s decision to relinquish the Destiny Project was made from an assessment of the 2012 exploration results not justifying any further capital outlay.

On 27 June 2012, the Company also terminated the Alto Option Agreement related to the Destiny Gold Project. The Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project. During the year ended 30 April 2013, the Company recorded a recovery of write-down of $65,423 related to a tax refund for mineral property expenditures related to the Destiny Gold Project.

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

On 24 April 2012, the Company entered into an agreement to provide El Condor Minerals Inc. (“LCO”) an option to earn a 100% interest in the Glitter Lake Property, subject to a two-week due diligence period. In order to exercise the option, LCO shall make the cash payments and issue shares as set forth below:

Page | 26

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

	Payments	Shares
	$
On directors and regulatory approvals(received)	50,000	350,000
On or before 24 April 2013	50,000	350,000
On or before 24 April 2014	50,000	300,000
Total	150,000	1,000,000

Upon completion of the option, the Company will retain 2% NSR. A 1% NSR can be purchased from the Company for $1,000,000.

During the year ended 30 April 2013, the Company recorded a recovery of write-down of $76,630 related to cash and share payments received by the Company related to the Glitter Lake property.

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

Page | 27

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

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

On 2 May 2013, the Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project (Note 21).

During the year ended 30 April 2013, the Company recorded a provision for write-down of $20,000 related to the Nickel Plats property.

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

During the year, the Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project.

During the year ended 30 April 2013, the Company recorded a provision for write-down of $114,410 related to the Tonsina Property.

Page | 28

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Kane Property, Alaska

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

During the year, the Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM project. During the year ended 30 April 2013, the Company recorded a provision for write-down of $98,102 related to the Kane property.

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

In October 2012, upon agreement between Freegold and the Company, it was agreed to cancel 6 of the claims. There were 86 claims outstanding as at 30 April 2013.

During the year, the Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project.

During the year ended 30 April 2013, the Company recorded a provision for write-down of $9,877 related to the Union Bay property.

Page | 29

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Burkina Faso, Africa

On 18 January 2011, the Company entered into an agreement with Somitra to acquire a 100% interest in the properties of Kangara, Kalempo and Lhorosso. The Company can earn a 100% interest in the properties under the following terms of the agreements:

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

On 24 May 2012, the Company entered into an agreement to provide Roxgold Inc. (“Roxgold”) an option to earn a 100% interest in the Kalempo I, Kangara I and Lhorosso I exploration permits located in the Burkina Faso property.

In order to exercise the option, Roxgold shall make the cash payments, issue shares and warrants, and incur exploration expenditures as set forth below:

	Payments	Shares	Warrants	Exploration Expenditures
	$			$
On signing(received)	50,000	-	-	-
On or before 1 October 2012	-	-	-	150,000
On or before 7 October 2012 if decision is made to proceed	300,000	50,000	250,000	-
Total	350,000	50,000	250,000	150,000

The 250,000 share purchase warrants have an exercise price determined by the Roxgold share price as of the close of trading on 7 October 2012 and are exercisable for a period of two years from that date.

Upon completion of the option, the Company will retain 1% NSR. A 1% NSR can be purchased from the Company for $500,000.

In February 2013, Roxgold elected to terminate its option agreement related to the Burkina Faso gold projects. Subsequent to Roxgold’s termination, PFN also elected terminate its agreement with Somitra.

During the year ended 30 April 2013, the Company recorded a provision for write-down of $334,268 related to the Burkina Faso property.

Page | 30

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

10.	PROPERTY AND EQUIPMENT

The changes in the Company’s property and equipment for the year ended 30 April 2013 are as follows:

	Automotive	Office equipment	Software	Leasehold improvements	Total
	$	$	$	$	$

COST

As at 30 April 2012	122,947	289,522	59,558	76,871	548,898
Additions	-	-	13,307	-	13,307
Disposals	-	-	-	-	-

As at 30 April 2013	122,947	289,522	72,865	76,871	562,205

DEPRECIATION

As at 30 April 2012	83,097	185,122	48,570	840	317,629
Depreciation	11,956	20,880	17,642	8,448	58,926

As at 30 April 2013	95,053	206,002	66,212	9,288	376,555

NET BOOK VALUE

As at 30 April 2012	39,850	104,400	10,988	76,031	231,269
As at 30 April 2013	27,894	83,520	6,653	67,583	185,650

Page | 31

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

11.	TRADE PAYABLES AND ACCRUED LIABILITIES

The Company’s trade and other payables are broken down as follows:

	As at 30 April 2013	As at 30 April 2012
	$	$

Trade payables	44,157	76,664
Accrued liabilities	31,198	25,833
Flow-through shares premium liability	-	311,218

Total trade payables and accrued liabilities	75,355	413,715

During the year ended 30 April 2013, the Company issued Nil flow-through shares (30 April 2012: 13,734,593 flow-through shares) for total proceeds of $Nil (30 April 2012: $3,612,089) (Note 5 and 12). This issuance of flow-through shares resulted in a flow-through share premium liability of $Nil (30 April 2012: $771,684) (Note 12).

Included in trade payables and accrued liabilities was $Nil due to related parties which are disclosed in Note 17.

12.	SHARE CAPITAL

12.1	Authorized share capital

The Company has authorized share capital of an unlimited number of common and preferred shares with no par value. As at 30 April 2013, the Company had 104,047,214 common shares issued and outstanding (30 April 2012: 103,747,214) and no preferred shares outstanding (30 April 2012: Nil).

12.2	Share issuances

During the years ended 30 April 2013 and 2012, the Company issued common shares as follows:

On 13 July 2011, the Company closed the first tranche of a non-brokered private placement of 2,583,333 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.40. A total of 4,332,141 flow-through units at $0.35 per unit were also placed (Notes 5 and 11). Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.45.

Page | 32

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

The Company paid finder’s fees of $68,750 in cash. This issuance of flow-through shares resulted in a flow-through share premium liability of $216,607 at the date of issue (Note 11).

On 18 July 2011, the Company closed the second and final tranche of the non-brokered private placement of 620,000 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.40. A total of 210,000 flow-through units at $0.35 per unit were also placed (Notes 5 and 11). Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.45. The Company paid finder’s fees of $12,975 in cash. This issuance of flow-through shares resulted in a flow-through share premium liability of $14,700 at the date of issue (Note 11).

On 26 October 2011, the Company completed the first tranche of a non‑brokered private placement and issued an aggregate of 8,075,452 flow-through units at $0.22 per flow-through unit for proceeds of $1,776,600 (Notes 5 and 11). Each flow-through unit consisting of one common share in the capital of the Company and one-half of one non-transferable non flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.32. This issuance of flow-through shares resulted in a flow-through share premium liability of $484,527 at the date of issue (Note 11).

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

Also in its second tranche, the Company issued 1,117,000 flow-through units at $0.22 per unit for gross proceeds of $245,740 (Note 5 and 11), with each flow-through unit consisting of one common share in the capital of the Company and one-half of one non-transferable non flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.32. This issuance of flow-through shares resulted in a flow-through share premium liability of $55,850 at the date of issue (Note 11).

All securities issued pursuant to the first tranche closing are subject to a hold period that expired 27 February 2012. In connection with the closing of both tranches of the financing, the Company paid finder’s fees of $62,474 in cash.

Page | 33

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

As at 30 April 2013, a total of 300,000 performance shares have been exercised and issued (30 April 2012 – 100,000) at $0.01 per share.

During the previous year ended 30 April 2012, 100,000 shares at a deemed price of $0.11 per share were issued for the acquisition of the Rock & Roll Property (Note 9) and 75,000 shares at a deemed price of $0.11 per share were issued for the acquisition of Destiny Gold Project (Note 9).

During the previous year ended 30 April 2012, 100,000 performance shares were exercised for proceeds of $1,000 and 310,000 stock options were exercised for proceeds of $77,500.

12.3	Share purchase warrants

The following is a summary of the changes in the Company’s share purchase warrants for the year ended 30 April 2013 and year ended 30 April 2012:

	30 April 2013		30 April 2012
	Number of warrants	Weighte average exercise price	Number of warrants	Weighted average exercise price
		$		$

Outstanding, beginning	11,712,213	0.35	10,941,309	0.36
Granted	-	-	8,712,213	0.36
Exercised	-	-	-	-
Forfeited	(7,910,463)	0.37	(7,941,309)	0.38
Outstanding, end of year	3,801,750	0.30	11,712,213	0.35

The following table summarizes information regarding share purchase warrants outstanding as at 30 April 2013 (Note 21):

Number of warrants	Exercise price	Expiry date

3,000,000	$0.30	13 December 2013
558,500	$0.32	21 May 2013
243,250	$0.30	21 May 2013

3,801,750

Page | 34

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

12.4	Performance shares

A total of 2,697,990 performance shares are reserved for issuance. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

As at 30 April 2013, a total of 1,150,000 performance shares have been exercised and issued (2012: 850,000 shares) at $0.01 per share.

During the previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the President and Chief Operating Officer of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Scheduled Grant Date
100,000	6 September 2012	(allotted *)
100,000	6 September 2013
100,000	6 September 2014
300,000

* 100,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2013. The fair market value of the performance shares at the date of allotment/accrual was $5,000 and was recorded in the accounts as share-based payments (Note 13). The offsetting entry is to share-based payments reserve.

During the previous year, the Board authorized the issuance of up to 150,000 performance shares at an exercise price of $0.01 per share to the Vice President Exploration of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Scheduled Grant Date
30,000	15 December 2012	(allotted*)
30,000	15 December 2013
30,000	15 December 2014
30,000	15 December 2015
30,000	15 December 2016
150,000

* 30,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2013. The fair market value of the performance shares at the date of allotment/accrual was $900 and was recorded in the accounts as share-based payments (Note 13). The offsetting entry is to share-based payments reserve.

Page | 35

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

During a prior year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the Senior Vice-President of Corporate and Business Development of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Scheduled Grant Date
150,000	1 February 2011	(allotted as at 30 April 2011*)
75,000	1 August 2011	(allotted as at 30 April 2012**)
75,000	1 February 2012	(allotted as at 30 April 2012**)
300,000

* 150,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2011. The fair market value of the performance shares at the date of allotment/accrual was $28,500 and was recorded in the accounts as share-based payments (Note 13). The offsetting entry is to share-based payments reserve.

** 150,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2012. The fair market value of the performance shares at the date of allotment/accrual was $32,250 and was recorded in the accounts as share-based payments (Note 13). The offsetting entry is to share-based payments reserve.

During the year ended 30 April 2013, 300,000 performance shares granted to the Senior Vice-President of Corporate and Business Development of the Company were exercised at $0.01 per share for total proceeds of $3,000. The fair market value of the performance shares recorded in prior years related to the performance shares $60,750. The fair market value of $60,750 was transferred from share-based payment reserve to share capital.

12.5	Stock options

The Company has adopted a stock option plan whereby the Company may grant stock options to employees, directors and/or consultants of the Company. The exercise price of any options granted under the plan will be determined by the Board of Directors, at its sole discretion, but shall not be less than the last closing price of the Company’s common shares on the day before the date on which the Directors grant such options.

Page | 36

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

The following is a summary of the changes in the Company’s stock option plan for year ended 30 April 2013 and year ended 30 April 2012:

	Year ended 30 April 2013		Year ended 30 April 2012
	Number of options	Weighted- average exercise price	Number of options	Weighted- averag exercise price
		$		$

Outstanding, beginning	7,233,000	0.32	8,268,000	0.32
Granted	-	-	1,000,000	0.30
Exercised	-	-	(310,000)	0.25
Expired	(675,000)	0.60	(70,000)	0.50
Forfeited	(1,140,000)	0.33	(1,655,000)	0.35

Outstanding, end of year	5,418,000	0.28	7,233,000	0.32

The weighted average fair value of the options granted during the year ended 30 April 2013 was estimated at $Nil (30 April 2012: $0.19877) per option at the grant date using the Black-Scholes Option Pricing Model. The weighted average assumptions used for the calculation were:

	30 April 2013	30 April 2012

Risk free interest rate	-	1.49%
Expected life	-	3.58years
Expected volatility	-	129.05%
Expected dividend per share	-	0.00%

Page | 37

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

The following table summarizes information regarding stock options outstanding and exercisable as at 30 April 2013:

Exercise price	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise Price

Options outstanding
$0.20 - $0.29	3,173,000	2.56	$0.25
$0.30 - $0.39	2,145,000	2.75	$0.30
$0.40 - $0.60	100,000	1.68	$0.50

Total options outstanding	5,418,000	2.62	$0.28

Exercise price	Number of options exercisable	Weighted- average remaining contractual life (years)	Weighted- average exercise Price

Options exercisable
$0.20 - $0.29	2,777,000	2.45	$0.25
$0.30 - $0.39	2,130,000	2.77	$0.30
$0.40 - $0.60	100,000	1.68	$0.50

Total options exercisable	5,007,000	2.57	$0.28

Page | 38

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

13.	SHARE-BASED PAYMENTS

Share-based payments for the following options granted by the Company will be amortized over the vesting period, of which $109,454 was recognized in the year ended 30 April 2013 (2012: $499,462):

Grant date of stock options	Fair value of options granted	Amount vested in 2013	Amount vested in 2012
	$	$	$

11 June 2008	18,701	-	-
15 July 2009	8,613	-	223
4 January 2010	42,773	-	-
5 January 2010	71,056	1,303	6,837
1 February 2011	45,030	-	18,897
24 February 2011	667,912	58,158	333,904
15 March 2011	22,705	3,757	12,080
14 June 2011	81,708	-	81,708
7 September 2011	163,298	46,236	45,813

Share-based payments from stock options	1,121,796	109,454	499,462

Performance shares allotted(Note 12)		5,900	32,250

Total		115,354	531,712

14.	LOSS PER SHARE

The calculation of basic and diluted loss per share is based on the following data:

	2013	2012
	$	$

Net loss for the year	(2,341,609)	(4,987,597)
Weighted average number of shares – basic and diluted	104,046,392	97,288,446

Loss per share, basic and diluted	(0.02)	(0.05)

The basic loss per share is computed bydividing the net loss by the weighted average number of common sharesoutstanding during the year. The diluted loss per share reflects the potentialdilution of common share equivalents, such as outstanding stock options,performance shares and share purchase warrants, in the weighted average numberof common shares outstanding during the year, if dilutive. All of the stockoptions, performance shares and the share purchase warrants were anti-dilutivefor the years ended 30 April 2013 and 2012.

Page | 39

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

15.	CAPITAL RISK MANAGEMENT

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements, continue the development and exploration of its exploration and evaluation properties.

The Company is dependent upon external financing to fund its activities. In order to carry out the planned exploration and to pay for general administration costs, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to any externally imposed capital requirements. There were no significant changes in the Company’s approach or the Company’s objectives and policies for managing its capital.

16.	FINANCIAL INSTRUMENTS

16.1	Categories of financial instruments

	As at 30 April 2013	As at 30 April 2012
FINANCIAL ASSETS	$	$

FVTPL, at fair value
Cash and cash equivalents	848,953	3,440,410
Short term investments – warrants	56,196	103,883
Loans and receivables, at amortized cost
Amounts receivable	206,831	133,839
Available-for-sale, at fair value
Short term investments – shares	530,768	975,174

Total financial assets	1,642,748	4,653,306

FINANCIAL LIABILITIES

Other liabilities, at amortized cost
Trade payables	44,157	78,664

Total financial liabilities	44,157	78,664

Page | 40

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

16.2	Fair value

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

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.  As at 30 April 2013, the Company does not have any Level 3 financial instruments.

As at 30 April 2013	Level 1	Level 2	Total
	$	$	$

Financial assets at fair value
Cash and cash equivalents	848,953	-	848,953
Short term investments – Shares	530,768	-	530,768
Short term investments – Warrants	-	56,196	56,196

Total financial assets at fair value	1,379,721	56,196	1,435,917

As at 30 April 2012	Level 1	Level 2	Total
	$	$	$

Financial assets at fair value
Cash and cash equivalents	3,440,410	-	3,440,410
Short term investments – Shares	975,174	-	975,174
Short term investments – Warrants	-	103,883	103,883

Total financial assets at fair value	4,415,584	103,883	4,519,467

There were no transfers between Level 1 and 2 in the years ended 30 April 2013 and 30 April 2012.

Page | 41

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

16.3	Management of financial risks

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

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable. The Company manages its credit risk relating to cash and cash equivalents by dealing with only with highly-rated financial institutions. As at 30 April 2013, amounts receivable was mainly comprised of Goods and Services Tax/Harmonized Sales Tax receivable and amounts receivable from related entities for shared office and administrative costs (Notes 6 and 17). As a result, credit risk is considered insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. As at 30 April 2013, the Company had $848,953 (30 April 2012: $3,440,410) in cash and cash equivalents to settle current liabilities of $75,355 (30 April 2012: $413,715) and, accordingly, liquidity risk is considered insignificant.

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

Page | 42

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars (Note 5). The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Other risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

17.	RELATED PARTY TRANSACTIONS

For the year ended 30 April 2013, the Company had related party transactions with the following companies related by way of directors or shareholders in common:

Next Gen Metals Inc., a company with management and certain directors in common with the Company. Next Gen pays shared office costs to the Company on a month-to-month basis.
El Niño, a company with management and certain directors in common with the Company. El Niño pays shared office costs to the Company on a month-to-month basis.
Canadian Gravity Recovery Inc. (“CGR”), a company owned by the Chief Executive Officer of the Company. CGR provides management services on a month-to-month basis.
Onestar Consulting Inc. (“Onestar”), a company owned by the Senior Vice President of Business and Corporate Development. Onestar provides consulting services on a month–to- month basis.

17.1	Related party expenses

Related party expenses are summarized as follows:

Year ended 30 April	2013	2012
	$	$

CGR - Management fees	249,996	428,694
Onestar - Consulting fees	105,000	63,000
Total	354,996	491,694

Page | 43

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Related party expense recoveries related to shared office and operating costs are summarized as follows:

Year ended 30 April	2013	2012
	$	$

Next Gen	159,550	303,513
El Niño	493,450	431,411

Total related party recoveries	653,000	734,924

The above amounts have been recorded as a reduction in the respective expense amounts of the Company.

The Company has a sub-lease agreement with Next Gen and El Niño in which Next Gen and El Niño each pays 25% of the total lease payments of the current office space at 650-555 West 12th Avenue, Vancouver, B.C. V5Z 3X7 (Note 20). The Company provides invoices to Next Gen and El Niño for shared office costs, including the lease payments, on a monthly basis.

17.2	Due from/to related parties

The assets of the Company include the following amounts due from related parties:

Year ended 30 April	2013	2012
	$	$

El Niño	112,785	16,746
Next Gen	57,631	93,295

Total amount due from related parties (Note 6)	170,416	110,041

Directors	-	2,000

Total amount due to related parties	-	2,000

17.3	Key management personnel compensation

The remuneration of directors and other members of key management for the years ended 30 April 2013 and 2012 were as follows:

Year ended 30 April	2013	2012
	$	$

Short-term benefits - management fees, consulting fees and salaries	330,423	836,371
Short-term benefits – directors fees	27,000	29,000
Share-based payments	84,872	258,458

Total key management personnel compensation	442,295	1,123,829

Page | 44

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

18.	SUPPLEMENTAL CASH FLOW INFORMATION

18.1	Cash payments for interest and taxes

The Company made the following cash payments for interest and income taxes:

Year ended 30 April	2013	2012
	$	$

Interest paid	-	-
Taxes paid	-	-

Total cash payments	-	-

18.2	Non-cash financing and investing activities

The Company incurred the following non-cash investing and financing transactions:

Year ended 30 April	2013	2012
	$	$

Common shares issued for properties	-	19,250
Warrants issued for properties	-	-
Common shares received for properties	28,000	591,500
Warrants received for properties	-	223,690

Total non-cash financing and investing activities	28,000	834,440

19.	TAXES

19.1	Provision for income taxes

Year ended 30 April	2013	2012
	$	$

Loss before tax	2,341,609	4,987,597
Statutory tax rate	25.08%	26.00%

Expected tax recovery	587,353	1,296,775
Non-deductible items	(23,943)	(283,107)
Change in future tax rates	127,106	(38,987)
Change in estimates to actual	(729,237)	-
Change in valuation allowance	38,721	(974,681)

Tax recovery for the year	-	-

Page | 45

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

19.2	Deferred tax balances

The tax effects of temporary differences that give rise to deferred tax assets are as follows:

As at 30 April	2013	2012
	$	$

Tax loss carry-forwards	3,192,977	2,703,631
Property and equipment	99,565	81,004
Exploration and evaluation properties	28,680	562,546
Share issue costs	32,212	44,974

	3,353,434	3,392,155
Valuation allowance	(3,353,434)	(3,392,155)

Deferred tax assets	-	-

19.3	Expiry dates

The Company’s recognized and unrecognized deferred tax assets related to unused tax losses have the following expiry dates:

As at 30 April	2013
$

Non-capital losses
2014	701,754
2015	684,375
2026	851,782
2027	1,271,389
2028	1,336,195
2029	1,530,437
2030	267,302
2031	1,445,791
2032	2,392,285
2033	1,799,369

Total non-capital losses	12,280,679

Total resource-related deduction, no expiry	7,846,241

Page | 46

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

20.	COMMITMENTS

As at 30 April 2013, the Company had the following commitments:

As at 30 April 2013	< 1 year	2-5 years	> 5 years	Total
	$	$	$	$

Management fees	280,214	576,572	-	856,786
Rent and lease payments	111,802	481,746	530,090	1,123,638

Total commitments	392,016	1,058,318	530,090	1,980,424

The Company has a management agreement with CGR, a company owned by the Chief Executive Officer of the Company, effective 1 April 2012.

The Company has a sub-lease agreement with Next Gen and El Niño in which Next Gen and El Niño each pays 25% of the total lease payments of the current office space at 650-555 West 12th Avenue, Vancouver, B.C. V5Z 3X7 (Note 17).

Included in the long-term prepaid expenses is a deposit related to the current office space of $170,000 (30 April 2012 - $Nil).

21.	SUBSEQUENT EVENTS

1.	On 2 May 2013, the Company decided not to pursue additional exploration on the Nickel Plats and to concentrate efforts on advancing its 100% owned River Valley PGM Project (Note 9).

2.	On 15 July 2013, the Company announced a non-brokered flow-through and non-flow-through private placement of up to a combined 16,000,000 units for gross proceeds of up to $800,000. Finder’s fees may be paid in connection with this private placement, subject to regulatory approval.

Each flow-through unit (the “FT Unit”) at a price of $0.05 per FT Unit will consist of one common flow-through share and one-half of one non-flow-through, non-transferable, share purchase warrant (the “Warrant”), with each Warrant entitling the holder to purchase one additional non-flow-through common share of the Company at a price of $0.10 per share for a period of 12 months from the closing date. The proceeds from the sale of the FT Units will be used for the further development and exploration of the River Valley PGM Project and the exploration of the two large adjacent properties.

Page | 47

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2013 (Expressed in Canadian dollars)

Each non-flow-through unit (the “NFT Unit”) at a price of $0.05 per NFT Unit will consist of one common share and one-half of one non-transferable Warrant, with each Warrant entitling the holder to purchase one common share of the Company at a price of $0.10 per share for a period of 12 months from the closing date. The proceeds from the sale of the NFT Units will be used as working capital and for funding other properties.

3.	On 21 May 2013, 558,500 warrants with an exercise price of $0.32 and 243,250 warrants with an exercise price of $0.30 expired (Note 12).

22.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the year ended 30 April 2013 were approved and authorized for issue by the Board of Directors on 22 July 2013.

Page | 48

ITEM 19.        EXHIBITS

The following exhibits filed with, or incorporated into, this Form 20-F Annual Report for the fiscal year ended April 30, 2013:

EXHIBIT #
1.	Articles of Incorporation
1.1	Memorandum and By-laws dated May 29, 1996, as amended October 22, 1997, and Certificate of Incorporation as an Alberta corporation	(2)
1.2	Certificate of Continuation and Articles as a British Columbia Corporation dated July 13, 2004	(7)
4.	Material Contracts
4.1	2004 Stock Option Plan	(7)
4.2	2005 Stock Option Plan	(7)
4.3	Farm-In Agreement dated July 14, 1999 on the River Valley property, Ontario, between the Company and Kaymin Resources Limited and Anglo Platinum Limited	(1)
4.4	Agreement between the Company and CanAlaska dated August 15, 2003, whereby the Company could acquire up to 70% of CanAlaska’s Glitter Lake Property in Québec	(3)
4.5	Agreement dated April 30, 2006, between the Company and CanAlaska, amending the August 15, 2003 agreement to acquire up to 70% of CanAlaska’s Glitter Lake Property	(7)
4.6	Agreement dated April 1, 2008, between the Company and CanAlaska, amending the August 15, 2003 agreement, as amended April 30, 2006, to acquire up to 70% of CanAlaska’s Glitter Lake Property	(7)
4.7	Agreement dated January 30, 2009, between the Company and CanAlaska, amending the August 15, 2003 agreement, as amended April 30, 2006, as amended April 1, 2008, assigning 100% ownership of the Glitter Lake Property to the Company	(7)
4.8	Joint Venture Agreement dated October 31, 2007, between the Company and First Nickel Inc. in respect of the Company acquiring the Southern Ontario Properties (known as the Raglan Hills Property)	(7)
4.9	Letter Agreement dated December 9, 2008 between the Company and St. Andrew Goldfields Ltd., (“SAG”) granting the Company an option to acquire a 100% interest in SAG’s wholly-owned subsidiary, Mystery Creek Resources, Inc.	(7)
4.10	Letter Agreement dated June 26, 2009, effective June 25, 2009, between the Company and Fire River Gold Corp. (“FAU”) granting FAU an option to acquire a 100% interest in the Company’s wholly-owned subsidiary, Mystery Creek Resources, Inc.	(7)
4.11	Agreement dated April 30, 2007 between the Company and Diamond Hunter Ltd. for the Company to acquire a 100% interest in the Nickel Plats Project (Gochager Lake property)	(7)
4.12	Agreement dated March 30, 2009, between the Company and Diamond Hunter Ltd., amending the terms of the Agreement dated April 30, 2007 covering the Gochager Lake property	(7)
4.13	Joint Venture Agreement dated August 14, 2009, between the Company and Alto Ventures Ltd. in respect of the Despinassy Property, Quebec (known as the Destiny Gold Property)	(7)
4.14	Letter Agreement dated July 28, 2009, between the Company and Misty Creek Ventures Ltd., Pamicon Developments Ltd. and First Fiscal Enterprises Ltd., granting the Company an option to earn a 100% interest in the Rock and Roll Property	(7)

4.15	Mineral Interest Assignment Agreement dated December 13, 2010 between Kaymin, Anglo Platinum and the Company, assigning Kaymin’s and Anglo Platinum’s 50% interest in the River Valley property to the Company	(9)
4.16	Amendment dated April 6, 2011 to the Mineral Interest Assignment Agreement dated December 13, 2010 between Kaymin, Anglo Platinum and the Company	(9)
4.17	Letter Agreement dated August 8, 2011 between Pacific North West Capital Corp. and Next Gen Metals Inc. for the purchase and sale of the option to acquire a 60% interest in the Destiny Gold Project, Val D’or, Quebec	(11)
8.	List of Subsidiaries
8.1	Pacific North West Capital Corp. USA, an Alaska corporation, incorporated May 27, 2003	(11)
	Pacific North West Capital de México, S.A. de C.V., a México company, incorporated January 20, 2009
11.	Code of Ethics
11.1	Code of Business Conduct and Ethics	(6)
12.	Certifications of Disclosure in Annual Report
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*
12.3	Certification of Chief Executive Officer pursuant to 18 U.S.C Section 1350, Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*
12.4	Certification of Chief Financial Officer pursuant to 18 U.S.C Section 1350, Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*
12.5	Certificate of Ethics for the Chief Executive Officer and the Chief Financial Officer	*
15.	Other
15.1	Charter of the Audit Committee of the Board of Directors	(6)
15.2	Whistleblower Policy adopted by the Audit Committee on May 24, 2010	(6)
15.3	Technical report entitled “Revised Mineral Resource Estimate, Dana Lake and Lismer’s Ridge Deposits incorporating Phase VI Drilling, River Valley PGM Project, Ontario for Pacific North West Capital Corp”, dated June 10th, 2004, by Derry, Michener, Booth and Wahl Consultants Ltd. (“Derry, Michener, Booth and Wahl Report”).	(4)
15.4	“Revised Mineral Resources Estimate, Lismer’s North and Varley Areas (Incorporating VII Drilling), River Valley PGM Project, Ontario, for Pacific North West Capital Corp., dated May 2006” (the “GeoSim Report”) prepared by Ron Simpson, P.Geo., of GeoSim, and John Londry.	(5)
15.5	NI 43-101 compliant “Technical Report and Resource Estimation of the DAC Deposit, Destiny Property, Québec” (the “Destiny Tech Report”) for Alto Ventures Ltd. and Pacific North West Capital Corp. dated March 1, 2011, by Todd McCracken, P.Geo.”, of Wardrop.	(8)
15.6	NI 43-101 compliant “Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario” for Pacific North West Capital Corp. dated June 13, 2012, by Todd McCracken, P.Geo, of Tetra Tech Wardrop and Consent of Qualified Person to Technical Report.	(10)
15.7	Consent of James Stafford Inc. Chartered Accountants	*

NOTES:

* Filed herewith
(1)	Incorporated by reference from our Registration Statement on Form 20-F filed on paper September 17, 1999.
(2)	Incorporated by reference from our Annual Report on Form 20-F filed on paper June 8, 2000.
(3)	Incorporated by reference from our Annual Report on Form 20-F on October 24, 2003.
(4)	Incorporated by reference from our Annual Report on Form 20-F on August 9, 2004.
(5)	Incorporated by reference from our Form 6-K/A on June 6, 2006.
(6)	Incorporated by reference from our Annual Report on Form 20-F filed on July 27, 2010.
(7)	Incorporated by reference from our Annual Report, as Amended, on Form 20-F/A filed on March 7, 2011.
(8)	Incorporated by reference from our Form 6-K for the month of March 2011 filed on April 4, 2011.
(9)	Incorporated by reference from our Form 6-K for the month of April 2011 filed on April 29, 2011.
(10)	Incorporated by reference from our Form 6-K for the month of June 2012 filed on July 5, 2012.
(11)	Incorporated by reference from our Annual Report on Form 20-F filed on July 27, 2012.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:  July 29, 2013

PACIFIC NORTH WEST CAPITAL CORP.

By: /s/ Harry Barr
_______________________________

Harry Barr
Chief Executive Officer

By: /s/ Robert Guanzon
_______________________________

Robert Guanzon
Chief Financial Officer